                                                                  Exhibit (a)(1)
Prospectus

[TENARIS LOGO]

OFFER TO EXCHANGE ORDINARY SHARES
AND AMERICAN DEPOSITARY SHARES

We are offering to exchange:

- one ordinary share for every 1.0933 Siderca Class A ordinary shares tendered;

- one ADS (representing 10 of our ordinary shares) for every 1.0933 Siderca ADSs tendered;

- one ordinary share for every 0.9452 Tamsa common shares tendered;

- one ADS (representing 10 of our ordinary shares) for every 1.8904 Tamsa ADSs tendered; and

- one ordinary share for every 12.0267 Dalmine ordinary shares tendered.

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. (NEW YORK CITY TIME) ON DECEMBER 13, 2002, UNLESS EXTENDED. YOU MAY WITHDRAW ANY SECURITIES TENDERED AT ANY TIME PRIOR TO THE EXPIRATION DATE.

We will not be required to consummate the exchange offer with respect to any of Siderca S.A.I.C., or Siderca, Tubos de Acero de Mexico S.A., or Tamsa, and Dalmine S.p.A., or Dalmine, unless a sufficient number of Siderca's total outstanding Class A ordinary shares (in the form of shares or ADSs) and Tamsa's total outstanding common shares (in the form of shares or ADSs) are validly tendered and not withdrawn so that, after consummation of the exchange offer with respect to Siderca and Tamsa, we hold, directly or indirectly, more than 80% of Siderca's total outstanding Class A ordinary shares and more than 80% of Tamsa's total outstanding common shares (in each case, in the form of shares or ADSs). In addition, we will not be required to consummate the exchange offer with respect to Dalmine unless a sufficient number of Dalmine's ordinary shares are validly tendered and not withdrawn so that, after consummation of the exchange offer with respect to Dalmine, we hold, directly or indirectly, more than 90% of Dalmine's total outstanding shares. The completion of the exchange offer with respect to Siderca, Tamsa and Dalmine are each subject to certain other conditions. For a discussion of these conditions, see "Part Three--The Exchange Offer--Conditions to completion of the exchange offer." We reserve the right to modify or waive any of these conditions in our discretion, subject to certain limitations and applicable law.

Siderca's Class A ordinary shares are listed on the Buenos Aires Stock Exchange and Siderca's ADSs are listed on the New York Stock Exchange, or NYSE. Tamsa's common shares are listed on the Mexican Stock Exchange and Tamsa's ADSs are listed on the American Stock Exchange, or AMEX. Dalmine's ordinary shares are listed on the Milan Stock Exchange.

Our ADSs have been, subject to the satisfaction of certain requirements, approved to trade on the NYSE under the symbol "TS", and our ordinary shares have been, subject to the satisfaction of certain requirements, approved to trade on the Buenos Aires Stock Exchange and the Mexican Stock Exchange. We expect that our ordinary shares will be, subject to the satisfaction of certain requirements, approved to trade on the Milan Stock Exchange. Our shares and ADSs will begin to trade on these exchanges promptly, in accordance with market practice, after announcement of the results of the exchange offer.

FOR A DISCUSSION OF RISK FACTORS WHICH YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE OFFER, SEE "RISK FACTORS" BEGINNING ON PAGE II-1.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE EXCHANGE OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DEALER MANAGER FOR THE EXCHANGE OFFER IS:

                                    JPMORGAN

November 8, 2002

                             CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

- References in this prospectus to the "exchange offer" refer collectively to the exchange offers for securities of each of Siderca, Tamsa and Dalmine described in this prospectus.

- References in this prospectus to "the Company," "we," "us" or "our" refer exclusively to Tenaris S.A., a Luxembourg corporation.

- References in this prospectus to "Tenaris" refer to the steel pipe business of various companies under the common control of San Faustin N.V. (a Netherlands Antilles corporation and the Company's controlling shareholder). On October 18, 2002, these companies, which include the Tenaris companies and Tenaris Global Services, were reorganized as subsidiaries of the Company. See notes A and B to the audited combined consolidated financial statements of Tenaris included elsewhere in this prospectus and "Part Four--Information about Tenaris--Related Party Transactions--Corporate reorganization transactions."

- References in this prospectus to "the Tenaris companies" refer to Tenaris's manufacturing subsidiaries, including Siderca, Tamsa and Dalmine and their respective subsidiaries.

- References in this prospectus to "Tenaris Global Services" refer to the various non-publicly traded companies, representative offices and assets, owned directly or indirectly by San Faustin, that provide sales and marketing services primarily to the Tenaris companies. On October 18, 2002, these companies, representative offices and other assets were separated from the "Techint commercial network," an extensive commercial network with operations worldwide providing sales and marketing services to the Techint group, and reorganized as subsidiaries, representative offices and other assets of Abeluz S.A., a Uruguayan corporation that, after settlement of the exchange offer, will be renamed Tenaris Global Services S.A. Furthermore, on October 15, 2002, the export agency agreements that the Tenaris companies were parties to with companies in the Techint commercial network not subject to the reorganization described above were assigned to Abeluz or its subsidiaries, subject to the completion of the exchange offer and effective as of the settlement date. Accordingly, after settlement of the exchange offer, all of the sales and marketing services provided to the Tenaris companies by companies, representative offices and other assets formerly part of the Techint commercial network will be provided by Tenaris Global Services and not by any company remaining in the Techint commercial network. See "Part Four--Information about Tenaris--Business--Sales and marketing" and "--Related Party Transactions--Corporate reorganization transactions."

- References in this prospectus to the "Techint group" refer to an international group of companies with operations in the steel, energy, infrastructure, engineering, construction and public service sectors over which San Faustin exercises either control or significant influence.

                     INFORMATION INCORPORATED BY REFERENCE

This prospectus incorporates important business and financial information about Siderca and Tamsa by reference and, as a result, this information is not included in or delivered with this prospectus. Documents incorporated by reference are available from us without charge. You may also obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from the information agent:

                             GEORGESON SHAREHOLDER
                         17 STATE STREET -- 10TH FLOOR
                              NEW YORK, N.Y. 10004

                     BANKS AND BROKERS CALL (212) 440-9800
                                ALL OTHERS CALL:
                       (866) 423-4875 (REGARDING SIDERCA)
                        (866) 423-4876 (REGARDING TAMSA)
                     (39-06) 4217-1770 (REGARDING DALMINE)

TO OBTAIN TIMELY DELIVERY OF THESE DOCUMENTS, YOU MUST REQUEST THEM NO LATER THAN DECEMBER 6, 2002. For a list of those documents that are incorporated by reference into this prospectus, see "Part Nine--Additional Information for Shareholders--Incorporation of Certain Documents by Reference."

In addition, you may obtain additional information on Siderca, Tamsa and Dalmine from various public sources. For a list of such sources, please see "Part Nine--Additional Information for Shareholders--Where You Can Find More Information."

                               TABLE OF CONTENTS

PRESENTATION OF CERTAIN FINANCIAL
  AND OTHER INFORMATION.............       ii
CAUTIONARY STATEMENT CONCERNING
  FORWARD-LOOKING STATEMENTS........        v
WHO CAN HELP ANSWER MY QUESTIONS?...       vi
QUESTIONS AND ANSWERS ABOUT THE
  EXCHANGE OFFER....................      vii
PART ONE SUMMARY....................      I-1
  The Company and Tenaris...........      I-1
  Reasons for the Exchange Offer....      I-2
  Terms of the Exchange Offer.......      I-2
  Effects of the Exchange Offer.....      I-5
  Shareholders' Rights..............      I-6
  Summary Selected Historical
     Combined Consolidated Financial
     Data of Tenaris................      I-7
  Summary Selected Historical
     Consolidated Financial Data of
     Siderca........................     I-12
  Summary Selected Consolidated
     Financial Data of Tamsa........     I-18
  Summary Selected Consolidated
     Financial Data of Dalmine......     I-24
  Summary Unaudited Pro Forma
     Condensed Combined Consolidated
     Financial Data of Tenaris......     I-29
  Recent Market Prices..............     I-38
  Summary Selected Comparative Per
     Share Data.....................     I-39
PART TWO RISK FACTORS...............     II-1
PART THREE THE EXCHANGE OFFER.......    III-1
  Material Tax Considerations.......   III-19
  Market Price and Dividends........   III-33
  Unaudited Pro Forma Condensed
     Combined Consolidated Financial
     Data...........................   III-46
PART FOUR INFORMATION ABOUT
  TENARIS...........................     IV-1
  Business..........................     IV-1
  Selected Historical Combined
     Consolidated Financial Data of
     Tenaris........................    IV-39
  Management's Discussion and
     Analysis of Financial Condition
     and Results of Operations......    IV-44
  Risk Management...................    IV-61
  Principal Shareholders............    IV-63
  Related Party Transactions........    IV-63
  Management........................    IV-67
PART FIVE INFORMATION ABOUT
  SIDERCA...........................      V-1
  Overview..........................      V-1
  Selected Historical Consolidated
     Financial Data.................      V-1
  Management's Discussion and
     Analysis of Financial Condition
     and Results of Operations......      V-8
  Risk Management...................     V-29
PART SIX INFORMATION ABOUT TAMSA....     VI-1
  Overview..........................     VI-1
  Selected Historical Consolidated
     Financial Data.................     VI-1
  Management's Discussion and
     Analysis of Financial Condition
     and Results of Operations......     VI-6
  Risk Management...................    VI-21
PART SEVEN INFORMATION ABOUT
  DALMINE...........................    VII-1
  Selected Historical Consolidated
     Financial Data.................    VII-1
  Management's Discussion and
     Analysis of Financial Condition
     and Results of Operations......    VII-6
  Risk Management...................   VII-19
  Business..........................   VII-23
  Principal Shareholders............   VII-38
  Management........................   VII-38
PART EIGHT LEGAL INFORMATION........   VIII-1
  Comparison of Shareholder Rights..   VIII-1
  Description of Our Shares.........   VIII-8
  Description of Our American
     Depositary Receipts............  VIII-11
  Validity of the Securities........  VIII-18
  Tax Matters.......................  VIII-18
  Experts...........................  VIII-18
PART NINE ADDITIONAL INFORMATION FOR
  SHAREHOLDERS......................     IX-1
  Where You Can Find More
     Information....................     IX-1
  Incorporation of Certain Documents
     by Reference...................     IX-3
  Exchange Rates....................     IX-5
  Additional Information Required by
     Tender Offer Rules.............     IX-8
  Service of Process and
     Enforceability of Civil
     Liabilities under U.S.
     Securities Laws................    IX-10
PART TEN REGULATORY MATTERS.........      X-1
FINANCIAL STATEMENTS................      F-1

Through and including December 3, 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as underwriter and with respect to an unsold allotment or subscription.

            PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

                             ACCOUNTING PRINCIPLES

TENARIS

Tenaris prepares its financial statements in conformity with International Accounting Standards, or IAS. IAS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. See notes R and 28 to Tenaris's audited combined consolidated financial statements included in this prospectus, which provide a description of the principal differences between IAS and U.S. GAAP as they relate to Tenaris's audited combined consolidated financial statements and a reconciliation of net income (loss) and shareholders' equity for the years and at the dates indicated.

Although we were organized in December 2001, the audited combined consolidated financial statements of Tenaris included in this prospectus combine, at each of the dates and for each of the periods presented therein, the consolidated financial statements of each of Siderca, Tamsa, Dalmine and Tenaris Global Services, as well as the consolidated financial statements of four smaller companies (Metalcentro S.A., Tenaris Connections A.G., Lomond Holdings B.V. and Information Systems and Technologies B.V.), on the basis that all of these companies were under the common control of San Faustin at each such date and for each such period. See notes A and B to Tenaris's audited combined consolidated financial statements included in this prospectus. The effect of this presentation is to show the combined historical results, financial condition and other data of the various steel pipe manufacturing and distributing companies under the common control of San Faustin as though these companies had been our subsidiaries at the dates and during the periods presented. Prior to the date of this prospectus, these companies, which include the Tenaris companies and Tenaris Global Services, were reorganized as subsidiaries of the Company.

Tenaris's combined consolidated financial statements combine, for the twelve months ended December 31, 2001, 2000 and 1999, and for the six months ended June 30, 2002 and 2001, the financial statements for the corresponding twelve months or six months, as the case may be, of Siderca, Tamsa, Dalmine, Tenaris Global Services, their respective consolidated subsidiaries and the other companies listed in note B(6) to Tenaris's combined consolidated financial statements.

SIDERCA

Siderca prepares its financial statements in conformity with generally accepted accounting principles in Argentina, commonly referred to as "Argentine GAAP." Argentine GAAP differ in significant respects from U.S. GAAP. See notes 16 and 17 to Siderca's audited consolidated financial statements included in this prospectus for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to Siderca and for a reconciliation of net income
(loss) and shareholders' equity for the years and at the dates indicated.

Inflation in Argentina is measured based on changes in the Wholesale Price Index, known as the "WPI," published by the Argentine Instituto Nacional de Estadistica y Censos, the National Institute of Statistics and Census. Under Argentine GAAP, financial statements are required to be adjusted for inflation for any fiscal year if the changes in the WPI for such year exceed 8%. As the annualized changes in the WPI from August 31, 1995, to December 31, 2001, were less than 8%, financial statements prepared in accordance with Argentine GAAP were not required to be adjusted for inflation during that period. In 2002 to date, Argentina has experienced a high rate of inflation (121.3% through September 30, 2002). As the change in the WPI since January 1, 2002, has exceeded 8%, financial statements prepared in accordance with Argentine GAAP are required to be adjusted for inflation since that date. Accordingly, Siderca has adjusted for inflation and restated in constant Argentine pesos as of June 30, 2002, its financial statements as of and for the six-month period ended June 30, 2002. In addition, for comparative purposes, Siderca has also restated in constant Argentine pesos as of June 30, 2002, all other financial statements of Siderca included elsewhere in this prospectus and all other Siderca financial data included throughout this prospectus and relating to dates or periods covered by the audited financial statements.

References in this prospectus to "fiscal year" in the case of Siderca refer to Siderca's fiscal year, which means, for periods prior to April 1, 2001, the fiscal year beginning on April 1 and ending March 31; for example, "fiscal year 2001" means Siderca's fiscal year ended March 31, 2001. In the second half of 2001, Siderca changed its fiscal year end from March 31 to December 31. For avoidance of confusion, in the case of Siderca the term "fiscal year" is not used for any periods beginning on or after April 1, 2001. References in this prospectus to "transition period" in the case of Siderca refer to the nine-month transition period that began on April 1, 2001, and ended on December 31, 2001, and resulted from a change in Siderca's fiscal year end from March 31 to December 31.

TAMSA

Tamsa prepares its financial statements in conformity with generally accepted accounting principles in Mexico, commonly referred to as "Mexican GAAP." Mexican GAAP differ in significant respects from U.S. GAAP. See note 12 to Tamsa's audited consolidated financial statements included in this prospectus for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Tamsa and for a reconciliation of net income (loss) and shareholders' equity for the years and at the dates indicated.

The financial statements of Tamsa included in this prospectus were prepared giving effect to Bulletin B-10 "Recognition of Effect of Inflation on Financial Information," as amended, and Bulletin B-12, "Statements of Changes in Financial Position," issued by the Mexican Institute of Public Accountants, or the MIPA, each of which became effective in 1990, and Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations," also issued by the MIPA and adopted by Tamsa in 1998. Generally, Bulletin B-10 provides for the recognition of the effects of inflation by requiring Mexican companies to restate inventories and fixed assets at current replacement cost, to restate all other non-monetary assets and non-monetary liabilities as well as the components of shareholders' equity using the Mexican consumer price index and to record gains or losses in purchasing power from holding monetary liabilities or assets. The Third Amendment to Bulletin B-10 requires restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. The Fifth Amendment to Bulletin B-10 was issued effective January 1, 1997, by the MIPA. Under the Fifth Amendment, Mexican companies are no longer permitted to restate fixed assets at current replacement cost, but are instead required to restate them using the Mexican consumer price index or inflation factors of the country of origin in the case of imported assets. Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been adjusted for inflation and restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-15 prescribes the methodology for foreign currency transactions and the recognition of inflation in the financial information of foreign subsidiaries. Unless otherwise noted, all data in the audited financial statements included in this prospectus and all other Tamsa financial data included throughout this prospectus and relating to dates or periods covered by the audited financial statements have been adjusted for inflation and restated in constant Mexican pesos as of June 30, 2002.

DALMINE

Dalmine prepares its financial statements in conformity with generally accepted accounting principles in Italy, commonly referred to as "Italian GAAP." Italian GAAP differ in significant respects from U.S. GAAP. See note 16 to Dalmine's audited consolidated financial statements included in this prospectus for a description of the principal differences between Italian GAAP and U.S. GAAP as they relate to Dalmine and for a reconciliation of net income (loss) and shareholders' equity for the years and at the dates indicated.

                                   CURRENCIES

In this prospectus, unless otherwise specified or the context otherwise requires:

- "dollars," "U.S. dollars" or "USD" each refers to the United States dollar;

- "Argentine pesos" or "ARP" each refers to the Argentine peso;

- "Mexican pesos" or "MXP" each refers to the Mexican peso; and

- "E" or "euros" each refers to the euro, the single currency established for participants in the European Economic and Monetary Union, or the EMU, commencing January 1, 1999. The Republic of Italy is a participant in the EMU. The euro replaced the Italian lira as the official currency of Italy on that date.

On November 5, 2002, the exchange rate between the Argentine peso and the U.S. dollar (as published by Banco Central de la Republica Argentina, or the Argentine Central Bank) was ARP3.54=USD1.00, and on November 7, 2002, the Federal Reserve Bank of New York noon buying rate for the Mexican peso was MXP10.25=USD1.00 and the Federal Reserve Bank of New York noon buying rate for the euro was E0.9909=USD1.00. See "Part Nine--Additional Information for Shareholders--Exchange Rates--Argentine peso," "--Mexican peso" and "--Euro" for additional information regarding the exchange rates between the U.S. dollar and the Argentine peso, the Mexican peso and the euro, respectively.

                        ROUNDING; COMPARABILITY OF DATA

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

The data provided in this prospectus for the sales volumes and revenues of Tenaris is not necessarily comparable to similar information provided for each of Siderca, Tamsa and Dalmine. This difference is mainly due to the timing of each company's recognition of the sale of its products. Tenaris recognizes the sale of its products at the time they are sold by the reseller to the end user (or at the expiration of the acceptance period, if applicable) in accordance with IAS, while each of Siderca, Tamsa and Dalmine recognizes the sale of its products at the time they are sold to the reseller in accordance with their respective GAAPs.

                  NO INTERNET SITE IS PART OF THIS PROSPECTUS

Each of Tenaris, Siderca, Tamsa and Dalmine maintains an Internet site at www.tenaris.com, www.siderca.com, www.tamsa.com.mx and www.dalmine.it, respectively. Information contained in or otherwise accessible through these websites is not a part of this prospectus. All references in this prospectus to these Internet sites are inactive textual references to these URLs, or "uniform resource locators" and are for your informational reference only.

                        CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that we consider to be "forward-looking statements." The statements appear throughout this prospectus and are subject to risks and uncertainties. These statements include information regarding:

- management strategy;

- capital spending;

- development and growth of the seamless steel pipe and oil and gas industries;

- trends and other prospective data, including trends regarding the levels of investment in oil and gas drilling worldwide and the business development and operations of Dalmine Energie;

- general economic conditions in Argentina, Mexico and Italy and other countries in which Tenaris operates and distributes pipes; and

- any synergies and benefits as a result of Tenaris's corporate reorganization or the cooperation among the Tenaris companies.

Sections of this prospectus that by their nature contain forward-looking statements include "Questions and Answers About the Exchange Offer," "Part One--Summary," "Part Two--Risk Factors," "Part Three--The Exchange Offer," "Part Four--Information about Tenaris--Business," "Part Four--Information about Tenaris--Management's Discussion and Analysis of Financial Condition and Results of Operations," "Part Four--Information about Tenaris--Risk Management," "Part Five--Information about Siderca--Management's Discussion and Analysis of Financial Condition and Results of Operations," "Part Five--Information about Siderca--Risk Management," "Part Six--Information about Tamsa--Management's Discussion and Analysis of Financial Condition and Results of Operations," "Part Six--Information about Tamsa--Risk Management," "Part Seven--Information about Dalmine--Management's Discussion and Analysis of Financial Condition and Results of Operations," "Part Seven--Information about Dalmine--Business" and "Part Seven--Information about Dalmine--Risk Management."

Forward-looking statements also may be identified by the use of words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "probability," "risk," "target," "goal," "objective," "future" or similar expressions or variations of such expressions.

The forward-looking statements contained in this prospectus speak only as of the date of this document, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                       WHO CAN HELP ANSWER MY QUESTIONS?

If you have more questions about the exchange offer, you should contact the information agent at the address or telephone numbers set forth in the inside front cover of this prospectus under "Information Incorporated by Reference."

Additional copies of this prospectus, the ADS letters of transmittal and the forms of acceptance may be obtained from the information agent, brokers, dealers, commercial banks or trust companies.

To obtain timely delivery of these documents, you must request them no later than December 6, 2002.

                 QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Q: WHAT IS THE PURPOSE OF THE EXCHANGE OFFER?

A: By further combining the businesses of Siderca, Tamsa, Dalmine and Tenaris Global Services through the corporate reorganization of Tenaris and the exchange offer, Tenaris seeks to improve its global competitive standing and be in a better position to capitalize on future growth opportunities. Our goals in the corporate reorganization and the exchange offer are to:

- consolidate Tenaris's corporate identity as a global company;

- increase the visibility of Tenaris's business by streamlining its corporate structure and its financial reporting;

- align the interests of all shareholders across the Tenaris companies;

- generate further operating and management synergies; and

- provide a more attractive investment opportunity in the steel pipe sector by creating a larger, more diversified global company.

Q: WHAT WILL I RECEIVE IN THE EXCHANGE OFFER?

A: You will receive:

- one newly issued ordinary share of the Company for every 1.0933 Siderca ordinary shares you tender.

- one newly issued ADS of the Company for every 1.0933 Siderca ADSs you tender.

- one newly issued ordinary share of the Company for every 0.9452 Tamsa common shares you tender.

- one newly issued ADS of the Company for every 1.8904 Tamsa ADSs you tender.

- one newly issued ordinary share of the Company for every 12.0267 Dalmine ordinary shares you tender.

Q: IS THE COMPANY A PUBLICLY LISTED COMPANY?

A: Not yet. Although our ADSs have been, subject to the satisfaction of certain requirements, approved to trade on the NYSE under the symbol "TS", and our ordinary shares have been, subject to the satisfaction of certain requirements, approved to trade on the Buenos Aires Stock Exchange, the Mexican Stock Exchange and the Milan Stock Exchange, our shares and ADSs will begin to trade on these exchanges promptly, in accordance with market practice, after announcement of the results of the exchange offer.

Q: WHO MAY PARTICIPATE IN THE EXCHANGE OFFER?

A: All holders of Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares may participate in the exchange offer.

Q: WILL ALL OF THE SECURITIES THAT I TENDER BE ACCEPTED?

A: Unless we determine not to consummate the exchange offer with respect to Siderca, Tamsa or Dalmine because an insufficient number of Siderca or Tamsa securities is tendered or one of the other conditions is not met, or unless we determine not to consummate the exchange offer with respect to the Dalmine shares because an insufficient number of Dalmine shares is tendered, we will accept all of the securities that you properly tender pursuant to the exchange offer. We reserve the right to revise upward or downward the minimum number of each security that must be tendered in order for the exchange offer to proceed, subject to applicable law.

Q: DOES THE COMPANY OWN ANY EQUITY SECURITIES OF SIDERCA, TAMSA AND DALMINE?

A: Yes. As of October 18, 2002, we owned, directly or indirectly, approximately 71.17% of Siderca's total outstanding shares, approximately 50.77% of Tamsa's total outstanding shares and approximately 47.22% of Dalmine's total outstanding shares. Most of our shares of Tamsa and Dalmine were held through Siderca.

Q: HAS ANY OF SIDERCA, TAMSA OR DALMINE OR THEIR BOARDS OF DIRECTORS MADE ANY RECOMMENDATION REGARDING THE EXCHANGE OFFER?

A: Yes. We have informed Siderca, Tamsa and Dalmine and their respective boards of directors of the terms of the exchange offer in accordance with applicable law. On October 30, 2002, the board of directors of Dalmine stated its position in favor of the exchange offer with respect to Dalmine and indicated that the proposed ratio for the exchange of our shares for Dalmine shares is fair to Dalmine shareholders. The boards of directors of each of Siderca and Tamsa are also required to state their respective positions regarding the exchange offer within ten days of the commencement of the exchange offer in accordance with applicable law. Each board is required to express its opinion in respect of the exchange offer, and recommend that the shareholders either accept or reject the offer. In each case, the board has to explain the reasons for its position. Directors with conflicts of interest must abstain from discussing and voting on these matters in the relevant board meeting.

Q: DOES THE COMPANY REQUIRE ANY APPROVALS FROM ITS SHAREHOLDERS IN ORDER TO ACCEPT SIDERCA, TAMSA AND DALMINE SECURITIES FOR EXCHANGE AND TO ISSUE AND DELIVER THE SECURITIES OF THE COMPANY PURSUANT TO THE EXCHANGE OFFER?

A: No. On June 26, 2002, the Company's shareholders authorized an increase in its capital stock to 2,500,000,000 shares having a par value of USD1.00 per share. No further shareholder approvals are required under Luxembourg law to issue and deliver shares or ADSs of the Company pursuant to the exchange offer. On September 13, 2002, the Company's board of directors authorized the exchange offer. Following the expiration of this offer, if we accept the Siderca, Tamsa and Dalmine securities tendered, the board of directors of the Company will implement this capital increase and will issue the new shares of the Company (to be delivered in the form of shares and ADSs). Tenaris also must register the capital increase with the Commercial Registry of Luxembourg.

Q: DOES THE COMPANY REQUIRE ANY APPROVALS FROM ANY GOVERNMENTAL AUTHORITIES OR ANY THIRD PARTIES IN ORDER TO ACCEPT SIDERCA, TAMSA AND DALMINE SECURITIES FOR EXCHANGE AND TO ISSUE AND DELIVER NEW SECURITIES PURSUANT TO THE EXCHANGE OFFER?

A: The exchange offer may not be completed until the SEC has declared effective the registration statement of which this prospectus is a part. Prior to the date of this prospectus, we have obtained the following approvals:

- approval of the NYSE to list our securities, subject to the satisfaction of certain requirements;

- approval of the Comision Nacional de Valores, or the Argentine Securities Commission, to publicly offer our securities and make the exchange offer;

- approval of the Buenos Aires Stock Exchange to list our securities, subject to the satisfaction of certain requirements;

- approval of the Comision Nacional Bancaria y de Valores, or the Mexican Banking and Securities Commission, to register our securities with the Mexican Securities Registry;

- approval of the Mexican Stock Exchange to list our securities, subject to the satisfaction of certain requirements; and

- approval of the Mexican antitrust authorities.

As of the date of this prospectus, we have not yet obtained the following approvals:

- approval of the Commissione Nazionale per le Societa e la Borsa, or the Italian Securities Commission, to publicly offer our securities and make the exchange offer with respect to Dalmine in Italy; and

- approval of the Milan Stock Exchange to list our securities, subject to the satisfaction of certain requirements.

We expect to obtain these approvals shortly; there can be no assurance, however, as to whether or when such approvals will be obtained. For more information see "Part Ten--Regulatory Matters."

Q: WHAT WILL BE THE CONSEQUENCES FOR ME IF I CHOOSE NOT TO PARTICIPATE IN THE EXCHANGE OFFER OR IF I FORGET, OR MY BROKER FORGETS, TO TENDER MY SECURITIES BEFORE THE EXPIRATION OF THE EXCHANGE OFFER?

A: In order to participate in the exchange offer, you must tender your securities in the manner described in this prospectus before 5:00 p.m., New York City time (in the case of Siderca or Tamsa shares or ADSs), and before 4:40 p.m., Milan time (in the case of Dalmine shares), in all cases on the expiration date, December 13, 2002 (or, if the exchange offer is extended, on the new expiration date, which will be publicly announced). If you do not, you will retain ownership of your Siderca, Tamsa or Dalmine securities. See "Part Three--The Exchange Offer."

Q: IF I DO NOT PARTICIPATE IN THE EXCHANGE OFFER, WILL MY SIDERCA SHARES AND ADSS, TAMSA SHARES AND ADSS AND DALMINE SHARES CONTINUE TO BE LISTED?

A: If we acquire a sufficient number of Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares pursuant to the exchange offer, Siderca, Tamsa and Dalmine may not continue to meet the listing criteria of the exchanges on which their securities are listed. We believe that the minimum conditions for completion of the exchange offer will not cause Siderca and Tamsa to fail to continue to meet such listing criteria. However, the minimum closing conditions for completion of the exchange offer with respect to Dalmine, if met, could, under certain circumstances, cause Dalmine to fail to meet the listing criteria of the Milan Stock Exchange. In addition, although we have not made a decision in this respect, we may petition, or cause Siderca, Tamsa and Dalmine to petition, these exchanges to delist these securities, subject to applicable law. The liquidity of your Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares will be adversely affected if they are delisted.

Q: WHAT WILL BE THE ACCOUNTING TREATMENT OF THE EXCHANGE OFFER?

A: Tenaris prepares its financial statements in accordance with IAS. Under IAS, the purchase method applies to this transaction. See "Part Three--The Exchange Offer--Accounting Treatment."

Q: WHAT ARE MY TAX CONSEQUENCES SHOULD I DECIDE TO PARTICIPATE IN THE EXCHANGE OFFER IF I AM A U.S. SHAREHOLDER?

A: We believe, and the discussion in this prospectus regarding the U.S. federal income tax consequences of the exchange assumes, that your exchange of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares for our shares or ADSs pursuant to the exchange offer should qualify for "nonrecognition" of gain or loss as described in section 351(a) of the U.S. Internal Revenue Code of 1986, as amended. Accordingly, subject to certain qualifications and exceptions described in "Part Three--The Exchange Offer--Material Tax Considerations--U.S. tax consequences" in this prospectus, you should not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of our shares or ADSs pursuant to the exchange offer (except with respect to the receipt of cash in lieu of a fractional interest in one of our shares or ADSs). Your receipt of cash in lieu of a fractional interest in one of our shares or ADSs will be treated as though the fractional interest was distributed to you and then sold for cash. You will recognize gain or loss in an amount equal to the difference between the cash received and the basis in the fractional interest deemed sold on the date the fractional interest is sold.

Whether or not the exchange will be taxable for Argentine, Mexican or Italian tax purposes will depend upon your individual circumstances. For information about the material U.S. federal income tax and Luxembourg, Argentine,

Mexican and Italian tax consequences of the exchange offer, see "Part Three--The Exchange Offer--Material Tax Considerations," which reflects the opinions received from Sullivan & Cromwell as to certain matters of U.S. federal income tax law and from Luxembourg, Argentine, Mexican and Italian counsel as to certain matters of Luxembourg, Argentine, Mexican and Italian tax law.

Q: WILL I RECEIVE MY 2002 DIVIDENDS, OR DIVIDENDS WITH RESPECT TO LATER PERIODS, ON MY SIDERCA, TAMSA OR DALMINE SECURITIES?

A: You will retain the dividend rights associated with your Siderca, Tamsa or Dalmine securities after you tender them and until we accept them pursuant to the exchange offer. Once we accept them in the exchange offer, we will become the owner of your Siderca, Tamsa or Dalmine securities and will acquire all rights associated with those securities. If any dividends are declared on the Siderca, Tamsa or Dalmine securities tendered in the exchange offer before the date on which we acquire ownership, the registered holder of those securities as of the record date specified in connection with such dividend declaration will receive the dividends.

Q: WILL I RECEIVE DIVIDENDS ON THE COMPANY'S SHARES I RECEIVE IN CONNECTION WITH THE EXCHANGE OFFER?

A: The new shares of the Company issued in connection with the exchange offer will have the same dividend and other rights as our other ordinary shares. We may elect to pay dividends on these shares at a future time. See "Part Three--The Exchange Offer--Market Price and Dividends--Dividends--Our shares and ADSs."

Q: IF I TENDER MY SIDERCA, TAMSA OR DALMINE SECURITIES IN EXCHANGE FOR SECURITIES OF THE COMPANY, HOW WILL MY RIGHTS AS A SHAREHOLDER CHANGE?

A: Similar to Siderca, Tamsa and Dalmine, we have one single class of shares granting the same voting and economic rights to all shareholders. Nevertheless, there are differences between the rights of our securityholders and those of Siderca, Tamsa and Dalmine. The most significant of these differences are explained in "Part Eight--Legal Information--Comparison of Shareholder Rights." You should also read "Part Eight--Legal Information--Description of Our Shares" and "--Description of Our American Depositary Receipts."

Q: AFTER THE EXCHANGE OFFER, WILL I HAVE THE SAME OWNERSHIP AND VOTING PERCENTAGES IN THE COMPANY AS I NOW HAVE IN SIDERCA, TAMSA AND DALMINE?

A: No. After completion of the exchange offer, you will hold securities of a larger company than any of Siderca, Tamsa or Dalmine. Accordingly, you will have lower ownership and voting percentages in the Company than you now have in Siderca, Tamsa or Dalmine.

Q: HOW DO I PARTICIPATE IN THE EXCHANGE OFFER?

A: This will depend on the type of security of Siderca, Tamsa or Dalmine that you want to exchange. For a description of the procedures for tendering each type of security, see "Part Three--The Exchange Offer."

Q: CAN I CHANGE MY MIND AND DECIDE NOT TO PARTICIPATE IN THE EXCHANGE OFFER AFTER I TENDER MY SECURITIES?

A: Yes. You may withdraw your tender of Siderca or Tamsa shares or ADSs at any time before 5:00 p.m., New York City time, and your tender of Dalmine shares at any time before 4:40 p.m., Milan time, in all cases on December 13, 2002, the expiration date of the exchange offer. If the exchange offer is extended, you may also withdraw your tendered securities during the extension period and prior to the new expiration date, which will be publicly announced. If we provide a subsequent offering period, we may not allow you to withdraw any securities tendered during that subsequent offering period.

Q: ARE THERE ANY CONDITIONS TO THE COMPANY'S OBLIGATION TO COMPLETE THE EXCHANGE OFFER?

A: Yes. The exchange offer is subject to a number of conditions. For example, we will not be required to accept any tenders of Siderca or Tamsa shares or ADSs or Dalmine shares unless a sufficient number of Siderca and Tamsa securities are tendered so that, after consummation of the exchange offer with respect to Siderca or Tamsa, we hold, directly or indirectly, the minimum number of Siderca or Tamsa securities specified on the cover of this prospectus. In addition, we will not be required to accept any tenders of Dalmine shares unless a sufficient number of Dalmine shares are tendered so that, after consummation of the exchange offer, we hold, directly or indirectly, the number of Dalmine securities specified on the cover of this prospectus. Also, subject to applicable law, we will not be required to consummate the exchange offer with respect to Siderca, Tamsa and Dalmine if any legal restraints or prohibitions are imposed on the exchange offer, or if required government approvals, including the required listing approvals, are not received, and we will not be required to consummate the exchange offer with respect to Siderca or Tamsa if a material adverse change occurs in the businesses of Tenaris, Siderca, Tamsa or Dalmine. The consummation of the exchange offer with respect to Siderca is conditioned on the consummation of the exchange offer with respect to Tamsa and the consummation of the exchange offer with respect to Tamsa is conditioned on the consummation of the exchange offer with respect to Siderca. The consummation of the exchange offer with respect to Dalmine is conditioned on the consummation of the exchange offer with respect to both Siderca and Tamsa, but the consummation of the exchange offer with respect to Siderca and Tamsa is not conditioned on the consummation of the exchange offer with respect to Dalmine. We reserve the right to modify or waive any of these conditions in our discretion, subject to certain limitations and applicable law. For additional information on these conditions and limitations, see "Part Three--The Exchange Offer."

Q: CAN THE COMPANY EXTEND OR TERMINATE THE EXCHANGE OFFER OR CHANGE ITS TERMS?

A: Although we reserve the right, at any time or from time to time, to extend or terminate the exchange offer, we do not intend to terminate the exchange offer unless, in our reasonable judgment, the conditions for completion of the exchange offer set forth in this prospectus are not met. We also reserve the right, at any time and from time to time, to amend the exchange offer in any respect in accordance with applicable law.

We may elect, although we have not yet made a final decision in this respect, to provide a subsequent offering period in all jurisdictions where we are making the exchange offer. We will promptly accept all securities tendered during that period, we will not provide withdrawal rights and we will provide the same consideration being offered during the initial offering period.

Q: WHEN WILL I KNOW THE OUTCOME OF THE EXCHANGE OFFER?

A: We will issue a press release announcing the results of the exchange offer promptly after the expiration date of the exchange offer. We will file that press release with the SEC and the other regulatory authorities in accordance with applicable law.

Q: HOW WILL FRACTIONAL SHARES BE HANDLED IN THE EXCHANGE OFFER?

A: We will not issue fractional shares or ADSs to holders of Siderca shares and ADSs, Tamsa shares and ADSs or Dalmine shares in connection with the exchange offer. Instead, fractional shares and ADSs will be aggregated and the resulting shares and ADSs of the Company will be sold in the open market with the net proceeds of such sale paid to the holders of Siderca shares and ADSs, Tamsa shares and ADSs or Dalmine shares in an amount equal to the equivalent, in the applicable currency, of the holder's proportionate interest in the aggregated fractional entitlement. You will receive the amount you are entitled to as soon as practicable after settlement of the exchange offer.

Q: WHEN WILL I RECEIVE MY SHARES OR ADSS OF THE COMPANY?

A: Assuming the exchange offer is consummated, we intend to deliver our shares and ADSs to be issued in exchange for properly tendered Siderca, Tamsa and Dalmine securities promptly, in accordance with market practice, after the expiration date of the exchange offer.

Q: WILL I HAVE TO PAY BROKERAGE COMMISSIONS?

A: Neither we nor any exchange agent will charge any commission to holders of Siderca, Tamsa and Dalmine securities in connection with their participation in the exchange offer. If your Siderca, Tamsa or Dalmine securities are held through your bank, broker or other financial intermediary, you should consult with them as to whether or not they will charge any transaction fee or service charges.

Q: IS THE COMPANY PLANNING TO LAUNCH A SUBSEQUENT TENDER OFFER FOR ANY REMAINING SIDERCA SHARES OR ADSS, TAMSA SHARES OR ADSS OR DALMINE SHARES OR TO TAKE ANY OTHER ACTION TO ELIMINATE ANY REMAINING MINORITY INTERESTS IN SIDERCA, TAMSA OR DALMINE?

A: Although we believe that the benefits of streamlining Tenaris's corporate structure and generating further operating and management synergies would be further enhanced through the elimination of any remaining public minority interests in Siderca, Tamsa and Dalmine, we have not made a decision at this point regarding a potential subsequent tender offer for any securities of Siderca and Tamsa or any other action to eliminate such remaining interests. In addition, the minimum conditions for completion of the exchange offer do not give us sufficient authority to approve, on our own, any subsequent reorganization of any of Siderca, Tamsa or Dalmine to eliminate any remaining public minority interests. Argentine and Italian laws do not permit us to eliminate any remaining public minority interests unless we gain control of more than 95% of the capital stock of Siderca or 98% of the capital stock of Dalmine, as applicable, while Mexican law does not permit us to eliminate any remaining public minority interests under any circumstances. Under Argentine law, if we gain control of more than 95% of the capital stock of Siderca, any minority shareholder of Siderca may require us to launch a subsequent tender offer for any remaining Siderca shares. Under Mexican law, if we gain control of more than 85% of the capital stock of Tamsa, we may be required to launch a subsequent tender offer for any remaining Tamsa shares or ADSs. Under Italian law, if we gain control of more than 90% of the capital stock of Dalmine, we will be required to launch a subsequent tender offer for any remaining Dalmine shares unless we elect to sell or otherwise dispose of, within four months of the consummation of the exchange offer with respect to Dalmine, a number of Dalmine shares sufficient to ensure regular trading of Dalmine's capital stock. We do not currently intend to sell or otherwise dispose of Dalmine's capital stock if we gain control of more than 90% of its stock. See "Part Ten--Regulatory Matters--Securities laws--Argentina", "--Mexico" and "--Italy". If we elect or are required to launch a subsequent tender offer or any other transaction to eliminate any remaining public minority interests in Siderca, Tamsa or Dalmine, the amount and form of any future consideration that we may offer might be, to the extent permitted by or required under applicable law, different than the consideration offered in the exchange offer.

Q: IS THE COMPANY PLANNING TO CAUSE SIDERCA TO TRANSFER ITS EQUITY HOLDINGS IN TAMSA AND DALMINE TO THE COMPANY AFTER COMPLETION OF THE EXCHANGE OFFER?

A: We are not currently planning to cause a transfer to us of Siderca's equity holdings in Tamsa and Dalmine immediately following the completion of the exchange offer. Any future decision regarding such transfer will take into account all relevant circumstances, including any adverse tax implications for us or our shareholders.

                                    PART ONE
                                    SUMMARY

To understand the exchange offer and the businesses of Tenaris more fully, you should read this entire prospectus carefully, including "Cautionary Statement concerning Forward-Looking Statements," "Part Two--Risk Factors" and the combined consolidated financial statements of Tenaris and notes thereto included elsewhere in this prospectus.

                            THE COMPANY AND TENARIS

The Company is a Luxembourg corporation organized on December 17, 2001, to hold Tenaris's steel pipe manufacturing and distribution business.

Tenaris is a leading global manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide, that carries out its operations through Siderca, Tamsa, Dalmine and Tenaris Global Services and their respective subsidiaries. Tenaris's principal products include casing, tubing, line pipe, and mechanical and structural pipes.

In the last decade, Tenaris has successfully expanded its business through a series of strategic investments. Tenaris now operates a worldwide network of seamless steel pipe operations with manufacturing facilities in South America, North America, Europe and Asia and an annual production capacity of over three million metric tons, or tons, of seamless steel pipe products, compared to 800,000 tons in the early 1990s. In addition, through Tenaris Global Services, Tenaris has developed competitive and far reaching global distribution capabilities, with a direct presence in most major oil and gas markets. In 2001, Tenaris had net sales of USD3,119.3 million, operating income of USD441.6 million and net income of USD81.3 million, while in the first half of 2002 it had net sales of USD1,569.5 million, operating income of USD278.0 million and net income of USD17.2 million.

Siderca is the sole Argentine producer and a leading global producer of seamless steel pipe products, including casing, tubing and line pipe, which are used primarily in the oil and gas business. As of December 31, 2001, and June 30, 2002, Siderca had an annual production capacity of 820,000 tons of seamless steel pipe products, and, in 2001 and the first half of 2002, exported more than 73% and 80%, respectively, of its seamless steel pipe shipments to over 60 countries worldwide.

Tamsa is the sole Mexican producer and a leading global producer of seamless steel pipe products, including casing, tubing, line pipe and various other mechanical and structural seamless pipes for different uses. As of December 31, 2001, and June 30, 2002, Tamsa had an annual production capacity of 780,000 tons of seamless steel pipe products, and, in 2001 and the first half of 2002, exported more than 70% and 81%, respectively, of its seamless steel pipe shipments to over 50 countries worldwide.

Dalmine is the leading Italian and a leading European producer of seamless steel pipe products, concentrating on pipe products for oil and gas wells, petrochemical and thermal applications and for the mechanical, automotive and machinery industries. As of December 31, 2001, and June 30, 2002, Dalmine had an annual production capacity of 950,000 tons of seamless steel pipe products, and, in 2001 and the first half of 2002, exported more than 38% and 33%, respectively, of its seamless steel pipe shipments outside of the European Union, or EU, market to over 70 countries worldwide.

Tenaris Global Services is a network of companies, representative offices and other assets that provide sales and marketing services primarily to the Tenaris companies and has a physical presence in 18 countries. In 2001, Tenaris Global Services handled product orders representing 879,000 tons of steel pipes and 121,000 tons of other steel products, while in the first half of 2002 it handled product orders representing 294,000 tons of steel pipes and 221,000 tons of other steel products.

REGISTERED OFFICE AND PRINCIPAL EXECUTIVE OFFICES

Our registered office is located at 23 Avenue Monterey, L-2086, Luxembourg. Our telephone number is (352) 4661-11-3815.

Siderca's principal executive offices are located at Av. Leandro N. Alem 1067, C1001AAF Buenos Aires, Argentina. Siderca's telephone number is (54) 11-4018-2244.

Tamsa's principal executive offices are located at Edificio Parque Reforma, Campos Eliseos 400 - Piso 17, Col. Chapultepec Polanco, 11560 Mexico, D.F., Mexico. Tamsa's telephone number is (52) 555-282-9913.

Dalmine's principal executive offices are located at Piazza Caduti 6 Luglio 1944 n.1, 24044 Dalmine (BG), Italy. Dalmine's telephone number is (39) ###-##-####.

Tenaris Global Services' registered office is located at La Cumparsita 1373, 6th floor, 11200 Montevideo, Uruguay. Tenaris Global Services' telephone number is
(59) 82-902-1196.

                         REASONS FOR THE EXCHANGE OFFER

The exchange offer is a key component of our strategy to reorganize Tenaris's investments in the steel pipe sector, further establishing Tenaris as a global company and positioning Tenaris for future growth. Through the corporate reorganization and the exchange offer, we intend to consolidate Tenaris's operations in the steel pipe sector, currently carried out through Siderca, Tamsa, Dalmine and Tenaris Global Services, under a new publicly-traded holding company, creating a global, larger and more diversified company.

We believe that implementing Tenaris's corporate reorganization and completing the exchange offer will generate a number of benefits and will create value for the shareholders of the Tenaris companies who elect to participate in the exchange offer. Among these anticipated benefits, we seek to:

- consolidate Tenaris's corporate identity as a global company;

- increase the visibility of its business by streamlining its corporate structure and its financial reporting;

- align the interests of all shareholders across the Tenaris companies;

- generate further operating and management synergies; and

- provide a more attractive investment opportunity in the steel pipe sector by creating a larger, more diversified global company.

                          TERMS OF THE EXCHANGE OFFER

EXCHANGE RATIOS

Upon the terms and subject to the conditions set forth in this prospectus and the related letters of transmittal, we are offering to exchange:

- one newly issued share of the Company, par value USD1.00 per share, for every
  1.0933 Siderca Class A ordinary shares, nominal value ARP1.00 per share, tendered by you;

- one newly issued ADS of the Company (representing 10 of the Company's ordinary shares) for every 1.0933 Siderca ADSs tendered by you;

- one newly issued share of the Company, par value USD1.00 per share, for every
  0.9452 Tamsa common shares, no par value, tendered by you;

- one newly issued ADS of the Company (representing 10 of the Company's ordinary shares) for every 1.8904 Tamsa ADSs tendered by you; and

- one newly issued share of the Company, par value USD1.00 per share, for every
  12.0267 Dalmine ordinary shares, nominal value E0.16 per share, tendered by you.

The primary factors considered in connection with the determination of these exchange ratios were:

- the average of the daily relative valuations among Siderca, Tamsa and Dalmine over the 180-day period immediately prior to September 13, 2002, the business day on which we announced the exchange offer, which were calculated by comparing the total market capitalization of each of Siderca, Tamsa and Dalmine, based on the closing prices of Siderca's ADSs on the NYSE, Tamsa's ADSs on the AMEX and Dalmine's shares on the Milan Stock Exchange on each trading date in the period; and

- the value (approximately USD70 million) attributed to our holdings in other companies as of the date of this prospectus, which include 100% of Tenaris Global Services, 27% of Metalmecanica S.A. and 52% of Metalcentro S.A.

If all of the shares and ADSs of Siderca and Tamsa and shares of Dalmine held by the public are tendered pursuant to the exchange offer, the Company will have a total of approximately 1,200,000,000 ordinary shares (in the form of shares or ADSs) issued and outstanding. If fewer than all of those shares and ADSs are tendered, the number of shares to be issued by the Company in connection with the exchange offer will be adjusted accordingly.

Only the valid tender without subsequent withdrawal of your Siderca, Tamsa or Dalmine securities, in each case in accordance with the procedures set forth in "Part Three--The Exchange Offer--Procedures for tendering shares and ADSs", will entitle you to receive our shares or ADSs.

CERTAIN CONDITIONS

We will not be required to consummate the exchange offer with respect to any of Siderca, Tamsa and Dalmine, unless a sufficient number of Siderca's total outstanding shares (in the form of shares or ADSs) and Tamsa's total outstanding shares (in the form of shares or ADSs) are validly tendered and not withdrawn so that, after consummation of the exchange offer with respect to Siderca and Tamsa, we hold, directly or indirectly, more than 80% of Siderca's total outstanding shares and more than 80% of Tamsa's total outstanding shares (in each case, in the form of shares or ADSs). Accordingly, the exchange offer with respect to Siderca, Tamsa and Dalmine is conditioned on the valid tender without subsequent withdrawal of more than 8.83% of Siderca's total outstanding shares and more than 28.16% of Tamsa's total outstanding shares. In addition, we will not be required to consummate the exchange offer with respect to Dalmine unless a sufficient number of Dalmine's total outstanding shares are validly tendered and not withdrawn so that, after consummation of this exchange offer with respect to Dalmine, we hold, directly or indirectly, more than 90% of Dalmine's total outstanding shares. Accordingly, the exchange offer with respect to Dalmine is conditioned on the valid tender without subsequent withdrawal of more than 42.78% of Dalmine's total outstanding shares. Also, subject to applicable law, we will not be required to consummate the exchange offer with respect to Siderca, Tamsa or Dalmine if any legal restraints or prohibitions are imposed on the exchange offer, or if required government approvals, including the required listing approvals, are not received, and we will not be required to consummate the exchange offer with respect to Siderca or Tamsa if a material adverse change occurs in the businesses of Tenaris, Siderca, Tamsa or Dalmine. The consummation of the exchange offer with respect to Siderca is conditioned on the consummation of the exchange offer with respect to Tamsa and the consummation of the exchange offer with respect to Tamsa is conditioned on the consummation of the exchange offer with respect to Siderca. The consummation of the exchange offer with respect to Dalmine is conditioned on the consummation of the exchange offer with respect to both Siderca and Tamsa, but the consummation of the exchange offer with respect to Siderca and Tamsa is not conditioned on the consummation of the exchange offer with respect to Dalmine. We reserve the right to modify or waive any of these conditions in our discretion, subject to certain limitations and applicable law. For additional information on these conditions and limitations, see "Part Three--The Exchange Offer."

EXPIRATION DATE

The exchange offer with respect to Siderca and Tamsa will expire at 5:00 p.m., New York City time (or 7:00 p.m., Buenos Aires time, and 4:00 p.m., Mexico City time), and the exchange offer with respect to Dalmine will expire at 10:40 a.m., New York City time (or 4:40 p.m., Milan time), on December 13, 2002, unless we choose to extend the offer, as permitted by applicable law and subject to applicable regulatory approvals. If we decide to extend the period of the exchange offer, subject to applicable law, then the expiration date means the latest time and date on which the exchange offer expires.

                         EFFECTS OF THE EXCHANGE OFFER

CORPORATE STRUCTURE BEFORE THE EXCHANGE OFFER

Prior to the exchange offer, the public and San Faustin (directly or indirectly) owned different proportions of each of Siderca, Tamsa and Dalmine. Upon the successful completion of the exchange offer, we seek to concentrate all of the ownership of the Tenaris companies held by the public and by San Faustin at a single corporate level.

Below is a simplified diagram of Tenaris's corporate structure, as reflected in, and forming the basis for the preparation of, the audited combined consolidated financial statements of Tenaris included elsewhere in this prospectus.

                      [TENARIS CORPORATE STRUCTURE CHART]
--------------------------------------------------------------------------------

(1) As of October 18, 2002, Tenaris also held a 27.00% participation in Metalmecanica (with Siderca holding the remaining 73.00%) and a 52.00% participation in Metalcentro (with Siderca holding the remaining 48.00%).
(2) The remainder of Confab is owned by the public. As of October 18, 2002, Siderca held 99.22% of Confab's voting stock.
(3) As of October 18, 2002, the remainder of NKKTubes was owned by NKK Corporation.
(4) As of October 18, 2002, the remainder of Tavsa was owned by the Republic of Venezuela through the Corporacion Venezolana de Guayana.

For a complete list of Tenaris's subsidiaries and investments in other companies, see note B to Tenaris's audited combined consolidated financial statements included elsewhere in this prospectus. For a discussion of certain corporate reorganization transactions that have been carried out between us and certain of our affiliates prior to settlement of the exchange offer, see "Part Four--Information about Tenaris--Related Party Transactions--Corporate reorganization transactions."

CORPORATE STRUCTURE AFTER THE EXCHANGE OFFER

A simplified diagram of Tenaris's corporate structure after consummation of the exchange offer, assuming that all the shares of Siderca, Tamsa and Dalmine that may be tendered are validly tendered and not withdrawn, is shown below.

            [TENARIS CORPORATE STRUCTURE AFTER EXCHANGE OFFER CHART]

                              SHAREHOLDERS' RIGHTS

We have only one class of shares. Subject to applicable law, all shares are entitled to participate equally in dividends when, as and if declared by the annual ordinary shareholders' meeting out of funds legally available for such purposes, and each share of the Company entitles the holder to one vote at the Company's shareholders' meetings.

For a discussion of material differences between the rights of holders of our shares (including shares underlying our ADSs), Siderca shares (including Siderca shares underlying Siderca ADSs), Tamsa shares (including Tamsa shares underlying Tamsa ADSs) and Dalmine shares, see "Part Eight--Legal Information--Comparison of Shareholder Rights."

               SUMMARY SELECTED HISTORICAL COMBINED CONSOLIDATED
                           FINANCIAL DATA OF TENARIS

The following summary selected historical combined consolidated financial and other data for Tenaris should be read in conjunction with "Part Three--The Exchange Offer--Unaudited Pro Forma Condensed Combined Consolidated Financial Data" and "Part Four--Information about Tenaris--Business" and "--Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined consolidated financial statements and the notes thereto included elsewhere in this prospectus, and are qualified in their entirety by reference to the information therein.

The summary selected combined consolidated financial data of Tenaris have been derived from its combined consolidated financial statements, which are prepared in accordance with IAS (unless otherwise indicated) for each of the periods and at the dates indicated. The combined consolidated financial statements as of June 30, 2002, and for the six-month period ended June 30, 2002, and the combined consolidated financial statements as of December 31, 2001, 2000 and 1999, and for the years ended December 31, 2001, 2000 and 1999, included in this prospectus, have been audited by PricewaterhouseCoopers S.a.r.l., independent accountants in Luxembourg and member firm of PricewaterhouseCoopers. Tenaris's results for the six-month period ended June 30, 2002, are not necessarily indicative of the results expected for the fiscal year ended December 31, 2002, or any other period. IAS differ in certain significant respects from U.S. GAAP. See notes R and 28 to Tenaris's audited combined consolidated financial statements included in this prospectus, which provide a description of the principal differences between IAS and U.S. GAAP as they relate to Tenaris's combined consolidated financial statements and a reconciliation to U.S. GAAP of net income (loss) and shareholders' equity for the periods and at the dates indicated therein. For a discussion of the currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see "Part Nine--Additional Information for Shareholders--Exchange Rates" and "Presentation of Certain Financial and Other Information."

-----------------------------------------------------------------------------------------
                                                               FOR THE SIX-MONTH PERIOD
                                                                    ENDED JUNE 30,
                                                              ---------------------------
THOUSANDS OF U.S. DOLLARS                                             2002           2001
-----------------------------------------------------------------------------------------
                                                                              (UNAUDITED)
SUMMARY SELECTED COMBINED CONSOLIDATED INCOME STATEMENT DATA
IAS
Net sales...................................................     1,569,532      1,525,611
Cost of sales...............................................    (1,054,841)    (1,051,882)
                                                              ---------------------------
Gross profit................................................       514,691        473,729
Selling, general and administrative expenses................      (226,079)      (237,339)
Other operating income (expenses), net......................       (10,566)        (4,940)
                                                              ---------------------------
Operating income (loss).....................................       278,046        231,450
Financial income (expenses), net............................       (41,503)       (52,479)
                                                              ---------------------------
Income (loss) before income tax, effect of currency
translation on tax bases, equity in earnings (losses) of
associated companies and minority interest..................       236,543        178,971
Equity in earnings (losses) of associated companies.........        (5,142)       (15,653)
                                                              ---------------------------
Income (loss) before income tax, effect of currency
translation on tax bases and minority interest..............       231,401        163,318
Income tax..................................................      (101,017)       (64,234)
Effect of currency translation on tax bases.................       (49,083)        (2,527)
                                                              ---------------------------
Net income (loss) before minority interest..................        81,301         96,557
Minority interest...........................................       (64,144)       (41,495)
                                                              ---------------------------
Net income (loss)...........................................        17,157         55,062
                                                              ---------------------------
Depreciation and amortization...............................       (83,572)       (73,045)
Weighted average number of shares outstanding(1)............   710,747,187    710,747,187
Combined earnings (loss) per share(2).......................          0.02           0.08
U.S. GAAP
Net sales...................................................     1,160,212      1,142,813
Cost of sales...............................................      (731,625)      (753,061)
Operating income (loss).....................................       239,606        189,881
Income before cumulative effect of accounting changes.......        52,130         56,784
Cumulative effect of accounting changes.....................       (17,417)        (1,007)
Net income (loss)...........................................        34,713         55,777
Weighted average number of shares outstanding(1)............   710,747,187    710,747,187
Combined earnings (loss) per share before effect of
accounting changes(2).......................................          0.07           0.08
Cumulative effect of accounting changes per share(2)........         (0.02)         (0.00)
Combined earnings (loss) per share(2).......................          0.05           0.08
-----------------------------------------------------------------------------------------

(1) Upon its incorporation in December 2001, the Company issued 30,107 shares. On October 18, 2002, Sidertubes S.A., a wholly-owned subsidiary of San Faustin, contributed all of its assets (including 30,010 shares of the Company) and liabilities to the Company, in exchange for 710,747,090 shares of the Company. The 30,010 shares contributed by Sidertubes to the Company were cancelled and, accordingly, upon consummation of this contribution the Company had a total of 710,747,187 shares issued and outstanding.
(2) Tenaris's combined earnings (loss) per share before effect of accounting changes, cumulative effect of accounting changes per share and combined earnings per share for each of the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented.

---------------------------------------------------------------------------------------------------------
                                                        FOR THE YEAR ENDED DECEMBER 31,
                                      -------------------------------------------------------------------
THOUSANDS OF U.S. DOLLARS                2001          2000          1999          1998          1997
---------------------------------------------------------------------------------------------------------
SUMMARY SELECTED COMBINED
CONSOLIDATED INCOME STATEMENT DATA
IAS
Net sales...........................    3,119,343     2,311,290     1,835,211     2,839,382     2,667,077
Cost of sales.......................   (2,165,568)   (1,692,412)   (1,481,552)   (2,095,260)   (1,927,052)
                                      -------------------------------------------------------------------
Gross profit........................      953,775       618,878       353,659       744,122       740,025
Selling, general and administrative
expenses............................     (447,791)     (383,588)     (306,471)     (348,712)     (322,941)
Other operating income (expenses),
net.................................      (64,352)        5,877       (55,084)      123,889       139,954
                                      -------------------------------------------------------------------
Operating income (loss).............      441,632       241,167        (7,896)      519,299       557,038
Financial income (expenses), net....      (25,595)      (47,923)      (37,118)      (68,182)      (71,962)
                                      -------------------------------------------------------------------
Income (loss) before income tax,
effect of currency translation on
tax bases, equity in earnings
(losses) of associated companies and
minority interest...................      416,037       193,244       (45,014)      451,117       485,076
Equity in earnings (losses) of
associated companies................      (41,296)       (3,827)      (39,296)      (17,436)       40,622
                                      -------------------------------------------------------------------
Income (loss) before income tax,
effect of currency translation on
tax bases and minority interest.....      374,741       189,417       (84,310)      433,681       525,698
Income tax..........................     (108,956)      (63,299)       (6,065)      (65,663)     (161,363)
Effect of currency translation on
tax bases...........................     (109,882)       (2,011)       (2,961)       (3,198)       (3,046)
                                      -------------------------------------------------------------------
Net income (loss) before minority
interest............................      155,903       124,107       (93,336)      364,820       361,289
Minority interest...................      (74,557)      (47,401)       38,521      (211,245)     (168,459)
                                      -------------------------------------------------------------------
Net income (loss)...................       81,346        76,706       (54,815)      153,575       192,830
                                      -------------------------------------------------------------------
Depreciation and amortization.......     (161,710)     (156,643)     (165,847)     (167,348)     (169,920)
Weighted average number of shares
outstanding(1)......................  710,747,187   710,747,187   710,747,187   710,747,187   710,747,187
Combined earnings (loss) per
share(2)............................         0.11          0.11         (0.08)         0.22          0.27
U.S. GAAP
Net sales...........................    2,313,162     1,166,293
Cost of sales.......................   (1,551,124)     (932,632)
Operating income (loss).............      422,014       102,740
Income before cumulative effect of
accounting changes..................      163,921        77,333
Cumulative effect of accounting
changes.............................       (1,007)            -
Net income (loss)...................      162,914        77,333
Weighted average number of shares
outstanding(1)......................  710,747,187   710,747,187
Combined earnings (loss) per share
before effect of accounting
changes(2)..........................         0.23          0.11
Cumulative effect of accounting
changes per share(2)................        (0.00)            -
Combined earnings (loss) per
share(2)............................         0.23          0.11
---------------------------------------------------------------------------------------------------------

(1) Upon its incorporation in December 2001, the Company issued 30,107 shares. On October 18, 2002, Sidertubes contributed all of its assets (including 30,010 shares of the Company) and liabilities to the Company, in exchange for 710,747,090 shares of the Company. The 30,010 shares contributed by Sidertubes to the Company were cancelled and, accordingly, upon consummation of this contribution the Company had a total of 710,747,187 shares issued and outstanding.
(2) Tenaris's combined earnings (loss) per share before effect of accounting changes, cumulative effect of accounting changes per share and combined earnings per share for each of the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented.

-----------------------------------------------------------------------------------------------------
THOUSANDS OF U.S. DOLLARS                                     AT JUNE 30, 2002   AT DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------------
SUMMARY SELECTED COMBINED CONSOLIDATED BALANCE SHEET DATA
IAS
Current assets..............................................      1,788,180            1,619,136
Property, plant and equipment, net..........................      1,894,723            1,971,318
Other non-current assets....................................        255,810              247,500
                                                              ---------------------------------------
Total assets................................................      3,938,713            3,837,954
                                                              ---------------------------------------
Current liabilities.........................................      1,227,450            1,084,913
Non-current borrowings......................................        358,058              393,051
Deferred tax liabilities....................................        260,964              262,963
Other non-current liabilities...............................        338,310              302,645
                                                              ---------------------------------------
Total liabilities...........................................      2,184,782            2,043,572
                                                              ---------------------------------------
Minority interest...........................................        908,139              918,981
Shareholders' equity........................................        845,792              875,401
                                                              ---------------------------------------
Total liabilities and shareholders' equity..................      3,938,713            3,837,954
                                                              ---------------------------------------
Weighted average number of shares outstanding(1)............    710,747,187          710,747,187
Shareholders' equity per share(2)...........................           1.19                 1.23
U.S. GAAP
Total assets................................................      3,075,798            3,075,455
Net assets..................................................      1,746,162            1,781,814
Total shareholders' equity..................................        930,817              941,926
Weighted average number of shares outstanding(1)............    710,747,187          710,747,187
Combined shareholders' equity per share(2)..................           1.31                 1.33
-----------------------------------------------------------------------------------------------------

(1) Upon its incorporation in December 2001, the Company issued 30,107 shares. On October 18, 2002, Sidertubes contributed all of its assets (including 30,010 shares of the Company) and liabilities to the Company, in exchange for 710,747,090 shares of the Company. The 30,010 shares contributed by Sidertubes to the Company were cancelled and, accordingly, upon consummation of this contribution the Company had a total of 710,747,187 shares issued and outstanding.
(2) Tenaris's combined shareholders' equity per share at each date presented has been calculated based on the assumption that 710,747,187 shares were issued and outstanding at each date presented.

---------------------------------------------------------------------------------------------------------
                                                             AT DECEMBER 31,
                                 ------------------------------------------------------------------------
THOUSANDS OF U.S. DOLLARS            2001           2000           1999           1998           1997
---------------------------------------------------------------------------------------------------------
SUMMARY SELECTED COMBINED
CONSOLIDATED BALANCE SHEET DATA
IAS
Current assets.................     1,619,136      1,419,747      1,270,109      1,650,643      1,614,389
Property, plant and equipment,
net............................     1,971,318      1,941,814      1,909,924      1,955,426      1,947,985
Other non-current assets.......       247,500        282,976        246,317        395,800        470,437
                                 ------------------------------------------------------------------------
Total assets...................     3,837,954      3,644,537      3,426,350      4,001,869      4,032,811
                                 ------------------------------------------------------------------------
Current liabilities............     1,084,913        951,444        792,716        883,728      1,147,484
Non-current borrowings.........       393,051        355,628        212,012        449,169        426,783
Deferred tax liabilities.......       262,963        292,849        290,727        354,611        378,022
Other non-current
liabilities....................       302,645        199,548        196,964        176,532        183,493
                                 ------------------------------------------------------------------------
Total liabilities..............     2,043,572      1,799,469      1,492,419      1,864,040      2,135,782
                                 ------------------------------------------------------------------------
Minority interest..............       918,981        919,710        979,067      1,023,165        936,154
Shareholders' equity...........       875,401        925,358        954,864      1,114,664        960,875
                                 ------------------------------------------------------------------------
Total liabilities and
shareholders' equity...........     3,837,954      3,644,537      3,426,350      4,001,869      4,032,811
                                 ------------------------------------------------------------------------
Weighted average number of
shares outstanding(1)..........   710,747,187    710,747,187    710,747,187    710,747,187    710,747,187
Shareholders' equity per
share(2).......................          1.23           1.30           1.34           1.57           1.35
U.S. GAAP
Total assets...................     3,075,455      1,905,732
Net assets.....................     1,781,814      1,341,854
Total shareholders' equity.....       941,926        908,872
Weighted average number of
shares outstanding(1)..........   710,747,187    710,747,187
Combined shareholders' equity
per share(2)...................          1.33           1.28
---------------------------------------------------------------------------------------------------------

(1) Upon its incorporation in December 2001, the Company issued 30,107 shares. On October 18, 2002, Sidertubes contributed all of its assets (including 30,010 shares of the Company) and liabilities to the Company, in exchange for 710,747,090 shares of the Company. The 30,010 shares contributed by Sidertubes to the Company were cancelled and, accordingly, upon consummation of this contribution the Company had a total of 710,747,187 shares issued and outstanding.
(2) Tenaris's combined shareholders' equity per share at each date presented has been calculated based on the assumption that 710,747,187 shares were issued and outstanding at each date presented.

                    SUMMARY SELECTED HISTORICAL CONSOLIDATED
                           FINANCIAL DATA OF SIDERCA

The following summary selected historical consolidated financial and other data for Siderca should be read in conjunction with "Part Five--Information about Siderca--Management's Discussion and Analysis of Financial Condition and Results of Operations" and the information about Siderca and the consolidated financial statements and the notes thereto included in this prospectus, and are qualified in their entirety by reference to the information therein.

Siderca's summary selected historical consolidated financial data have been derived from its consolidated financial statements, which are prepared in accordance with Argentine GAAP (unless otherwise indicated) for each of the periods and at the dates indicated. In the second half of 2001, Siderca changed its fiscal year end from March 31 to December 31. Accordingly, Siderca has prepared financial statements for the transition period that began on April 1, 2001, and ended on December 31, 2001. Prior to the transition period ended December 31, 2001, for purposes of the consolidation of subsidiaries and the calculation of the equity value of investee companies, Siderca prepared its consolidated financial statements based on information derived from the financial statements of its subsidiaries and investee companies at a date three months prior to the end of each of the periods covered by Siderca's consolidated financial statements. For the transition period ended December 31, 2001, Siderca prepared its consolidated financial statements based on information derived from the financial statements of its subsidiaries and investee companies at the end of each of the periods covered by Siderca's consolidated financial statements. In order to provide a consistent presentation for all periods covered by the consolidated financial statements included in this prospectus, Siderca adjusted its income statement and balance sheet figures for all periods, including periods prior to the transition period ended December 31, 2001, based on information derived from the financial statements of its subsidiaries and investee companies at the end of each of those periods. See note 2.6 to Siderca's audited consolidated financial statements at December 31, 2001, March 31, 2001, and March 31, 2000, and for the transition period ended December 31, 2001, and the fiscal years ended March 31, 2001 and 2000, and note 2.1 to Siderca's audited consolidated financial statements for the six-month period ended June 30, 2002, included in this prospectus. Siderca's consolidated financial statements as of June 30, 2002, and for the six-month period ended June 30, 2002, Siderca's consolidated financial statements as of December 31, 2001, and the nine-month transition period ended December 31, 2001, and Siderca's consolidated financial statements as of March 31, 2001 and 2000, and for the fiscal years ended March 31, 2001, 2000 and 1999, included in this prospectus, have been audited by Price Waterhouse & Co., independent accountants in Argentina and a member firm of PricewaterhouseCoopers. Siderca's results for the six-month period ended June 30, 2002, are not necessarily indicative of the results expected for the fiscal year ended December 31, 2002, or any other period. Argentine GAAP differ in significant respects from U.S. GAAP. See notes 16 and 17 to Siderca's audited consolidated financial statements included in this prospectus, which provide a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to its financial statements and a reconciliation to U.S. GAAP of its net income (loss) and shareholders' equity for the periods and at the dates indicated therein. Under Argentine GAAP, financial statements are required to be adjusted for inflation for any fiscal year if the changes in the WPI for such year exceed 8%. As the annualized changes in the WPI from August 31, 1995, to December 31, 2001, were less than 8%, financial statements prepared in accordance with Argentine GAAP were not required to be adjusted for inflation during that period. In 2002 to date, Argentina has experienced a high rate of inflation (121.3% through September 30, 2002). As the change in the WPI since January 1, 2002, has exceeded 8%, financial statements prepared in accordance with Argentine GAAP were required to be adjusted for inflation since that date. Accordingly, Siderca has adjusted for inflation and restated in constant Argentine pesos as of June 30, 2002, its financial statements as of and for the six-month period ended June 30, 2002. In addition, for comparative purposes, Siderca has also restated in constant Argentine pesos as of June 30, 2002, all other financial statements of Siderca included elsewhere in this prospectus and all other Siderca financial data included throughout this prospectus and relating to dates or periods covered by the audited financial statements. For a discussion of the currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see "Part Nine--Additional Information for Shareholders--Exchange Rates" and "Presentation of Certain Financial and Other Information."

----------------------------------------------------------------------------------------------------------
                                               FOR THE SIX-MONTH PERIOD      FOR THE NINE-MONTH TRANSITION
      THOUSANDS OF CONSTANT JUNE 30,                ENDED JUNE 30,             PERIOD ENDED DECEMBER 31,
    2002 ARGENTINE PESOS, EXCEPT SHARE       -----------------------------   -----------------------------
           AND PER SHARE AMOUNTS                 2002            2001            2001            2000
----------------------------------------------------------------------------------------------------------
                                                              (UNAUDITED)                     (UNAUDITED)
SUMMARY SELECTED CONSOLIDATED INCOME
STATEMENT DATA
ARGENTINE GAAP
Net sales..................................      2,534,030       1,385,901       2,259,535       1,390,144
Cost of sales..............................     (1,432,999)       (952,652)     (1,533,413)     (1,000,015)
Selling, general and administrative
expenses...................................       (389,894)       (234,658)       (306,000)       (247,837
                                             -------------------------------------------------------------
Operating income (loss)....................        711,137         198,591         420,122         142,293
Financial income (expenses) and holding
gains (losses), net........................        154,320         (55,879)        (37,264)        (14,238)
Income tax.................................       (219,870)        (43,508)       (119,348)        (33,764)
Equity in earnings (losses) of investee
companies, net.............................        160,151          41,443          40,846          33,738
Effect of currency translation into
Argentine pesos of financial statements in
foreign currency...........................        919,294               -               -               -
Net income (loss)..........................      1,608,882         142,089         232,434         120,690
                                             -------------------------------------------------------------
Depreciation and amortization..............        (91,723)        (88,880)       (126,746)       (121,813)
Weighted average number of shares
outstanding................................  1,000,000,000   1,000,000,000   1,000,000,000   1,000,000,000
Earnings (loss) per share(1)...............           1.61            0.14            0.23            0.12
U.S. GAAP
Net sales..................................      2,440,177       1,326,250       2,201,287
Cost of sales..............................     (1,129,040)       (902,149)     (1,461,344)
Operating income (loss)....................        905,357         168,429         408,912
Income before cumulative effect of
accounting changes.........................        435,838         123,838         231,622
Cumulative effect of accounting changes....        (81,399)         10,111          21,748
Net income (loss)..........................        354,439         133,949         253,370
Earnings (loss) per share before effect of
accounting changes.........................           0.44            0.12            0.23
Cumulative effect of accounting changes per
share......................................          (0.08)           0.01            0.02
Earnings (loss) per share(1)...............           0.35            0.13            0.25
----------------------------------------------------------------------------------------------------------

(1) Basic earnings (loss) per share and diluted earnings (loss) per share are identical.

-------------------------------------------------------------------------------------------------------------
THOUSANDS OF CONSTANT JUNE 30,                         FOR THE FISCAL YEAR ENDED MARCH 31,
2002 ARGENTINE PESOS, EXCEPT SHARE  -------------------------------------------------------------------------
AND PER SHARE AMOUNTS                   2001            2000            1999           1998          1997
-------------------------------------------------------------------------------------------------------------
SUMMARY SELECTED CONSOLIDATED
INCOME STATEMENT DATA
ARGENTINE GAAP
Net sales........................       1,975,321       1,611,878       2,100,049     2,109,223     1,944,135
Cost of sales....................      (1,414,021)     (1,358,473)     (1,671,561)   (1,533,417)   (1,477,755)
Selling, general and
administrative expenses..........        (359,382)       (269,971)       (304,622)     (287,912)     (300,459)
                                    -------------------------------------------------------------------------
Operating income (loss)..........         201,918         (16,566)        123,866       287,894       165,920
Financial income (expenses) and
holding gains (losses), net......         (37,414)         25,261          (9,792)      (13,825)        1,221
Income tax.......................         (35,504)        (20,047)        (19,041)      (16,533)      (10,378)
Equity in earnings (losses) of
investee companies, net..........          41,155         (17,931)        115,776       142,626       166,391
Net income (loss)................         188,379         (62,861)         96,006       637,967       342,693
                                    -------------------------------------------------------------------------
Depreciation and amortization....        (171,762)       (181,604)       (176,855)     (148,207)     (169,156)
Weighted average number of shares
outstanding......................   1,000,000,000   1,000,000,000   1,000,000,000   981,982,153   932,200,885
Earnings (loss) per share(1).....            0.19           (0.06)           0.10          0.65          0.37
U.S. GAAP
Net sales........................       1,900,782       1,546,440       2,017,540
Cost of sales....................      (1,322,292)     (1,316,700)     (1,597,604)
Operating income (loss)..........         191,841         (95,756)         64,108
Income before cumulative effect of
accounting changes...............         213,436        (101,653)        243,473
Cumulative effect of accounting
changes..........................               -               -               -
Net income (loss)................         213,436        (101,653)        243,473
Earnings (loss) per share before
effect of accounting changes.....            0.21           (0.10)           0.24
Cumulative effect of accounting
changes per share................               -               -               -
Earnings (loss) per share(1).....            0.21           (0.10)           0.24
-------------------------------------------------------------------------------------------------------------

(1) Basic earnings (loss) per share and diluted earnings (loss) per share are identical.

----------------------------------------------------------------------------------------------------------
THOUSANDS OF CONSTANT JUNE 30,                        AT JUNE 30,                   AT DECEMBER 31,
2002 ARGENTINE PESOS, EXCEPT SHARE           -----------------------------   -----------------------------
AND PER SHARE AMOUNTS                            2002           2001(1)          2001            2000
----------------------------------------------------------------------------------------------------------
                                                               (UNAUDITED)                     (UNAUDITED)
SUMMARY SELECTED CONSOLIDATED
BALANCE SHEET DATA
ARGENTINE GAAP
Current assets.............................      3,185,259       1,533,702       1,499,463       1,331,174
Property, plant and equipment, net.........      1,642,395       1,547,162       1,510,274       1,615,406
Investments................................      2,190,476       1,140,749       1,088,382       1,108,962
Other assets...............................        583,700         167,323         318,415         121,186
                                             -------------------------------------------------------------
Total assets...............................      7,601,831       4,388,936       4,416,533       4,176,728
                                             -------------------------------------------------------------
Current liabilities........................      2,296,049       1,000,600       1,136,680         889,267
Long-term financial debt...................        278,606         103,280          96,389         120,955
Other non-current liabilities..............        183,057         126,271         128,573         121,333
                                             -------------------------------------------------------------
Total liabilities..........................      2,757,712       1,230,151       1,361,642       1,131,555
                                             -------------------------------------------------------------
Minority interest in consolidated
subsidiaries...............................        457,807         227,325         255,390         249,112
Shareholders' equity.......................      4,386,311       2,931,459       2,799,501       2,796,062
                                             -------------------------------------------------------------
Weighted average number of shares
outstanding................................  1,000,000,000   1,000,000,000   1,000,000,000   1,000,000,000
Shareholders' equity per share.............           4.39            2.93            2.80            2.80
U.S. GAAP
Total assets...............................      7,034,726       4,026,572       5,605,352
Net assets.................................      4,017,329       2,730,191       3,425,566
Shareholders' equity.......................      3,570,564       2,495,580       3,008,765
Shareholders' equity per share.............           3.57            2.50            3.01
----------------------------------------------------------------------------------------------------------

(1) Certain reclassifications have been made to the balance sheet dated as of June 30, 2001, for the information to be consistent with the balance sheet dated as of June 30, 2002.

-----------------------------------------------------------------------------------------------------------
THOUSANDS OF CONSTANT
JUNE 30, 2002 ARGENTINE                                         AT MARCH 31,
PESOS, EXCEPT SHARE AND           -------------------------------------------------------------------------
PER SHARE AMOUNTS                    2001(1)          2000            1999           1998          1997
-----------------------------------------------------------------------------------------------------------
SUMMARY SELECTED CONSOLIDATED
BALANCE SHEET DATA
ARGENTINE GAAP
Current assets..................      1,313,275       1,135,030         943,431     1,288,662       997,886
Property, plant and equipment,
net.............................      1,587,127       1,563,229       1,530,044     1,511,211     1,590,336
Investments.....................      1,146,133         983,651       1,077,723     1,133,449       986,387
Other assets....................        160,979         128,763          94,649        72,559        83,696
                                  -------------------------------------------------------------------------
Total assets....................      4,207,514       3,810,673       3,645,847     4,005,881     3,658,305
                                  -------------------------------------------------------------------------
Current liabilities.............        878,173         486,240         347,860       623,009       397,998
Long-term financial debt........        108,475           8,617               -             -             -
Other non-current liabilities...        116,859          95,814          43,292        42,147       145,248
                                  -------------------------------------------------------------------------
Total liabilities...............      1,103,507         590,671         391,152       665,156       543,246
                                  -------------------------------------------------------------------------
Minority interest in
consolidated subsidiaries.......        244,931         234,955          88,683        37,762        54,485
Shareholders' equity............      2,859,076       2,985,047       3,166,012     3,302,963     3,060,574
                                  -------------------------------------------------------------------------
Weighted average number of
shares outstanding..............  1,000,000,000   1,000,000,000   1,000,000,000   981,982,153   932,200,885
Shareholders' equity per
share...........................           2.86            2.99            3.17          3.36          3.28
U.S. GAAP
Total assets....................      3,938,538       3,476,747       3,423,228
Net assets......................      2,672,414       2,764,351       2,863,684
Shareholders' equity............      2,426,640       2,535,075       2,758,816
Shareholders' equity per
share...........................           2.43            2.54            2.76
-----------------------------------------------------------------------------------------------------------

(1) Certain reclassifications have been made to the balance sheet dated as of March 31, 2001, for the information to be consistent with the balance sheet dated as of March 31, 2002.

--------------------------------------------------------------------------------------------------
                                                                                 AT OR FOR THE
                                                                             NINE-MONTH TRANSITION
                                             AT OR FOR THE SIX-MONTH             PERIOD ENDED
                                              PERIOD ENDED JUNE 30,              DECEMBER 31,
                                             -----------------------         ---------------------
THOUSANDS OF TONS, EXCEPT EMPLOYEE DATA       2002            2001            2001           2000
--------------------------------------------------------------------------------------------------
(UNAUDITED)
KEY OPERATING DATA
Number of employees........................   3,532           3,545          3,561          3,624
Seamless steel pipe capacity (annual)......     820             820            820            820
Seamless steel pipe sales
  Domestic sales volume....................      73             110            157            155
  Export sales volume......................     293             283            440            445
  NKKTubes and AlgomaTubes.................     141             127            226             37
                                             -----------------------------------------------------
Total seamless sales volume................     507             520            823            637
Welded steel pipe sales volume.............     305             217            348            167
                                             -----------------------------------------------------
Total sales volume.........................     812             737          1,171            804
--------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                               AT OR FOR THE FISCAL YEAR
                                                                    ENDED MARCH 31,
                                                              ---------------------------
THOUSANDS OF TONS, EXCEPT EMPLOYEE DATA                        2001      2000      1999
-----------------------------------------------------------------------------------------
(UNAUDITED)
KEY OPERATING DATA
Number of employees.........................................   3,618     3,253     3,466
Seamless steel pipe capacity (annual).......................     820       820       820
Seamless steel pipe sales
   Domestic sales volume....................................     209       125       146
   Export sales volume......................................     574       425       457
   NKKTubes and AlgomaTubes.................................      88         -         -
                                                              ---------------------------
Total seamless sales volume.................................     871       550       603
Welded steel pipe sales volume..............................     253       243       284
                                                              ---------------------------
Total sales volume..........................................   1,124       793       887
-----------------------------------------------------------------------------------------

             SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA OF TAMSA

The following summary selected historical consolidated financial and other data for Tamsa should be read in conjunction with "Part Six--Information about Tamsa--Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included in this prospectus, and are qualified in their entirety by reference to the information therein.

The summary historical consolidated financial data of Tamsa have been derived from its consolidated financial statements, which are prepared in accordance with Mexican GAAP (unless otherwise indicated) for each of the periods and at the dates indicated. Tamsa's consolidated financial statements as of June 30, 2002 and for the six-month period ended June 30, 2002, Tamsa's consolidated financial statements as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999, included in this prospectus, have been audited by PricewaterhouseCoopers, independent accountants in Mexico. Tamsa's results for the six-month period ended June 30, 2002, are not necessarily indicative of the results for the year ending December 31, 2002, or any other period. Tamsa's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP. See note 12 to Tamsa's audited consolidated statements included in this prospectus, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Tamsa's financial statements and a reconciliation to U.S. GAAP of net income (loss) and shareholders' equity for the periods and at the dates indicated therein. The summary audited historical consolidated financial data of Tamsa are stated in constant Mexican pesos as of June 30, 2002. For a discussion of the currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see "Part Nine--Additional Information for Shareholders--Exchange Rates" and "Presentation of Certain Financial and Other Information."

---------------------------------------------------------------------------------------
                                                              FOR THE SIX-MONTH PERIOD
                                                                   ENDED JUNE 30,
THOUSANDS OF CONSTANT JUNE 30, 2002 MEXICAN                   -------------------------
PESOS, EXCEPT SHARE AND PER SHARE AMOUNTS                        2002          2001
---------------------------------------------------------------------------------------
                                                                            (UNAUDITED)
SUMMARY SELECTED CONSOLIDATED INCOME STATEMENT DATA

MEXICAN GAAP
Net sales...................................................    3,004,486     3,555,950
Cost of products sold.......................................   (1,832,291)   (2,088,752)
Selling, general and administrative expenses................     (545,286)     (653,930)
                                                              -------------------------
Operating profit............................................      626,909       813,268
Comprehensive financing result..............................     (165,180)        1,882
Income tax, asset tax and employees' statutory profit
   sharing..................................................       42,774      (292,859)
Equity in loss of associated companies(1)...................       (2,261)      (45,547)
Net income (loss)...........................................      497,987       467,977
                                                              -------------------------
Weighted average number of shares outstanding(2)............  339,284,120   339,284,120
Earnings (loss) per share(3)................................         1.47          1.38

U.S. GAAP(3)
Net sales...................................................    3,081,434     3,483,140
Cost of sales...............................................   (1,839,131)   (2,061,365)
Operating income (loss).....................................      697,017       767,845
Net income (loss)...........................................      596,122       556,947
Earnings (loss) per share...................................         1.76          1.64
---------------------------------------------------------------------------------------

(1) Mainly corresponding to Tamsa's equity participation in the Consorcio Siderurgia Amazonia Ltd., or Amazonia. See note 11 to Tamsa's audited consolidated financial statements included in this prospectus.
(2) Amounts exclude 3,650,000 shares for 1999, 2000 and 2001 and the first six months of 2002 held since November 30, 1988 by a wholly-owned subsidiary of Tamsa. Tamsa purchased 10,100,000 shares which were canceled on April 28, 1999. On July 10, 2001, each outstanding share of Tamsa's common stock was split into five shares; concurrently, the American Depositary Receipt, or ADR, ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa's audited consolidated financial statements included in this prospectus.
(3) Basic earnings (loss) per share and diluted earnings (loss) per share are identical.

---------------------------------------------------------------------------------------------------------
THOUSANDS OF CONSTANT
JUNE 30, 2002 MEXICAN                                   FOR THE YEAR ENDED DECEMBER 31,
PESOS, EXCEPT SHARE AND               -------------------------------------------------------------------
PER SHARE AMOUNTS                        2001          2000          1999          1998          1997
---------------------------------------------------------------------------------------------------------
SUMMARY SELECTED CONSOLIDATED INCOME
STATEMENT DATA

MEXICAN GAAP
Net sales...........................    6,698,756     6,275,394     4,955,173     8,029,152     8,934,257
Cost of products sold...............   (3,949,394)   (4,108,798)   (3,496,344)   (4,704,182)   (5,242,372)
Selling, general and administrative
expenses............................   (1,251,363)   (1,140,988)     (914,661)     (989,038)   (1,038,557)
                                      -------------------------------------------------------------------
Operating profit....................    1,497,999     1,025,608       544,166     2,335,932     2,653,328
Comprehensive financing result......      (40,885)      (85,974)     (141,809)     (475,541)       14,635
Income tax, asset tax and employees'
statutory profit sharing............     (575,504)     (469,701)     (395,459)     (802,679)   (1,020,550)
Equity in loss of associated
companies(1)........................     (282,485)      (51,081)     (368,129)     (226,644)      (19,409)
Net income (loss)...................      561,839       409,260       (90,175)    1,901,149     2,289,855
                                      -------------------------------------------------------------------
Weighted average number of shares
outstanding(2)......................  339,284,120   339,284,120   339,409,820   345,462,065   346,107,940
Earnings (loss) per share(3)........         1.66          1.21         (0.27)         5.50          6.62

U.S. GAAP(3,4)
Net sales...........................    6,704,882     5,994,729     4,955,173
Cost of sales.......................   (4,000,323)   (3,956,548)   (3,560,531)
Operating income (loss).............    1,453,196       897,193       479,981
Net income (loss)...................      713,436       486,007       (33,397)
Earnings (loss) per share...........         2.10          1.43         (0.10)
---------------------------------------------------------------------------------------------------------

(1) Mainly corresponding to Tamsa's equity participation in the Amazonia. See note 11 to Tamsa's audited consolidated financial statements for the year ended December 31, 2001.
(2) Amounts exclude 3,650,000 shares for 1999, 2000 and 2001 and the first six months of 2002 held since November 30, 1988 by a wholly-owned subsidiary of Tamsa. Tamsa purchased 10,100,000 shares which were canceled on April 28, 1999. On July 10, 2001, each outstanding share of Tamsa's common stock was split into five shares; concurrently, the American Depositary Receipt, or ADR, ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa's audited consolidated financial statements included in this prospectus.
(3) Basic earnings (loss) per share and diluted earnings (loss) per share are identical.
(4) Amounts in 2000 and 1999 have been restated as described in note 12 to Tamsa's annual audited consolidated financial statements included in this prospectus.

---------------------------------------------------------------------------------------
                                                                     AT JUNE 30,
THOUSANDS OF CONSTANT JUNE 30, 2002 MEXICAN                   -------------------------
PESOS, EXCEPT SHARE AND PER SHARE AMOUNTS                        2002          2001
---------------------------------------------------------------------------------------
                                                                            (UNAUDITED)
SUMMARY SELECTED CONSOLIDATED BALANCE SHEET DATA

MEXICAN GAAP
Current assets..............................................    4,861,255     3,839,096
Investments in associated companies.........................      561,494       860,821
Property, plant and equipment, net..........................    8,022,829     7,504,197
Other assets................................................       75,542        61,978
                                                              -----------   -----------
Total assets................................................   13,521,120    12,266,092
                                                              -------------------------
Current liabilities.........................................    1,899,016     2,590,878
Long-term debt..............................................    1,083,728        25,165
Other liabilities(1)........................................    2,491,964     2,266,039
                                                              -------------------------
Total liabilities...........................................    5,474,708     4,882,082
                                                              -------------------------
Equity of majority shareholders.............................    8,052,218     7,343,225
Minority interest in consolidated subsidiaries..............       (5,806)       40,785
                                                              -------------------------
Total shareholders' equity..................................    8,046,412     7,384,010
                                                              -------------------------
Weighted average number of shares outstanding(2)............  339,284,120   339,284,120
Total shareholders' equity per share........................        23.72         21.76

U.S. GAAP(3)
Total assets................................................   16,049,494    15,125,110
Net assets..................................................    8,876,856     8,340,425
Total shareholders' equity..................................    8,888,364     8,299,644
Total shareholders' equity per share........................        26.20         24.46
---------------------------------------------------------------------------------------

(1) Includes a deferred tax liability in 2000, 2001 and the first six months of 2002 resulting from the adoption of Statement D-4 (deferred income tax) under Mexican GAAP effective January 1, 2000.
(2) Amounts exclude 3,650,000 shares for 1999, 2000, 2001 and the first six months of 2002 held since November 30, 1988 by a wholly-owned subsidiary of Tamsa. Tamsa purchased 10,100,000 shares which were canceled on April 28, 1999. On July 10, 2001, each outstanding share of Tamsa's common stock was split into five shares; concurrently, the ADR ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa's audited consolidated financial statements included in this prospectus.
(3) Amounts in 2000 and 1999 have been restated as described in note 12 to Tamsa's audited consolidated financial statements included in this prospectus.

---------------------------------------------------------------------------------------------------------
THOUSANDS OF CONSTANT
JUNE 30, 2002 MEXICAN                                           AT DECEMBER 31,
PESOS, EXCEPT SHARE AND               -------------------------------------------------------------------
PER SHARE AMOUNTS                        2001          2000          1999          1998          1997
---------------------------------------------------------------------------------------------------------
SUMMARY SELECTED CONSOLIDATED
BALANCE SHEET DATA

MEXICAN GAAP
Current assets......................    3,839,569     3,894,451     3,863,538     5,228,205     4,580,995
Investments in associated
companies...........................      596,517     1,005,303       806,753     1,331,762       115,116
Property, plant and equipment,
net.................................    7,697,987     7,532,743     8,076,141     9,290,311     9,056,051
Other assets........................       79,077             -             -             -             -
                                      -------------------------------------------------------------------
Total assets........................   12,213,150    12,432,497    12,746,432    15,850,278    13,752,162
                                      -------------------------------------------------------------------
Current liabilities.................    1,205,843     1,444,450     2,202,227     2,576,388     1,456,384
Long-term debt......................    1,322,060     1,025,679             -       646,820     1,386,214
Other liabilities(1)................    2,278,052     2,401,639       161,416       176,421       115,390
                                      -------------------------------------------------------------------
Total liabilities...................    4,805,955     4,871,768     2,363,643     3,399,629     2,957,988
                                      -------------------------------------------------------------------
Equity of majority shareholders.....    7,378,208     7,530,588    10,352,693    12,383,448    10,783,077
Minority interest in consolidated
subsidiaries........................       28,987        30,141        30,096        67,201        11,097
                                      -------------------------------------------------------------------
Total shareholders' equity..........    7,407,195     7,560,729    10,382,789    12,450,649    10,794,174
                                      -------------------------------------------------------------------
Weighted average number of shares
outstanding(2)......................  339,284,120   339,284,120   339,409,820   345,467,065   346,107,940
Total shareholders' equity per
share...............................        21.83         22.28         30.59         36.04         31.19

U.S. GAAP(3)
Total assets........................   15,110,988    14,943,510    14,704,982
Net assets..........................    8,440,408     8,313,175     8,400,734
Total shareholders' equity..........    8,411,421     8,283,036     8,370,638
Total shareholders' equity per
share...............................        24.79         24.41         24.66
---------------------------------------------------------------------------------------------------------

(1) Includes a deferred tax liability in 2000, 2001 and the first six months of 2002 resulting from the adoption of Statement D-4 (deferred income tax) under Mexican GAAP effective January 1, 2000.
(2) Amounts exclude 3,650,000 shares for 1999, 2000, 2001 and the first six months of 2002 held since November 30, 1988 by a wholly-owned subsidiary of Tamsa. Tamsa purchased 10,100,000 shares which were canceled on April 28, 1999. On July 10, 2001, each outstanding share of Tamsa's common stock was split into five shares; concurrently, the ADR ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa's audited consolidated financial statements included in this prospectus.
(3) Amounts in 2000 and 1999 have been restated as described in note 12 to Tamsa's audited consolidated financial statements included in this prospectus.

---------------------------------------------------------------------------------------------------------
                                               AT OR FOR THE SIX-MONTH        AT OR FOR THE YEAR ENDED
                                                PERIOD ENDED JUNE 30,               DECEMBER 31,
                                               ------------------------     -----------------------------
TONS, EXCEPT EMPLOYEE DATA                       2002           2001         2001       2000       1999
---------------------------------------------------------------------------------------------------------
(UNAUDITED)
KEY OPERATING DATA
Number of employees.......................        2,789          3,197        2,982      2,939      2,731
Seamless steel pipe capacity (annual).....      780,000        780,000      780,000    780,000    780,000
Seamless steel pipe sales
  Domestic sales volume...................       61,109         64,689      138,725    167,068    163,742
  Export sales volume (substantially all
  to oil-related customers) and Tubos de
  Acero de Venezuela, S.A.................      274,107        327,651      575,129    498,696    276,072
Other products and Empresas Riga S.A. de
C.V., or Riga.............................        9,957          7,849       19,091     14,186      7,309
                                               ----------------------------------------------------------
Total sales volume........................      345,173        400,189      732,945    679,950    447,123
---------------------------------------------------------------------------------------------------------

            SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA OF DALMINE

The following summary selected historical consolidated financial and other data for Dalmine should be read in conjunction with "Part Seven--Information about Dalmine--Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Business" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus, and are qualified in their entirety by reference to the information therein.

The summary historical consolidated financial data of Dalmine have been derived from its financial statements, which are prepared in accordance with Italian GAAP (unless otherwise indicated) for each of the periods and at the dates indicated. Dalmine's consolidated financial statements as of June 30, 2002 and for the six-month period ended June 30, 2002, and Dalmine's financial statements as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999, included in this prospectus have been audited by Price Waterhouse S.p.A., independent accountants in Italy and member firm of PricewaterhouseCoopers. Dalmine's results for the six-month period ended June 30, 2002, are not necessarily indicative of the results expected for the year ended December 31, 2002, or any other period. Italian GAAP differ in significant respects from U.S. GAAP. See note 16 to Dalmine's consolidated financial statements, which provides a description of the principal differences between Italian GAAP and U.S. GAAP as they relate to Dalmine's financial statements and a reconciliation to U.S. GAAP of net income (loss) and total shareholders' equity for the periods and at the dates indicated therein. Beginning on January 1, 1999, Dalmine adopted the euro as its reporting currency. All balances prior to January 1, 1999 have been converted into euros at the rate of 1,936.27 Italian lire per euro, the official rate announced by the European Council of Ministers on December 31, 1998, in connection with the adoption of the euro. Accordingly, the amounts presented in euros depict the same trends that would have been depicted had they been presented in Italian lire. However, because the euro amounts for 1998 and 1997 were originally prepared using Italian lire, they are not necessarily comparable to amounts shown in euros for the same periods relating to a company that originally prepared its financial statements in a currency other than the Italian lire and converted them to euros. For a discussion of the currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see "Part Nine--Additional Information for Shareholders--Exchange Rates" and "Presentation of Certain Financial and Other Information."

-------------------------------------------------------------------------------------------
                                                                   FOR THE SIX-MONTH PERIOD
                                                                             ENDED JUNE 30,
                                                              -----------------------------
THOUSANDS OF EURO, EXCEPT SHARE AND PER SHARE AMOUNTS                  2002            2001
-------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
SUMMARY SELECTED CONSOLIDATED INCOME STATEMENT DATA

ITALIAN GAAP
Net sales...................................................        492,115         493,621
Operating cost and expenses.................................       (447,205)       (451,460)
                                                              -----------------------------
Operating income (loss).....................................         44,910          42,161
Comprehensive financing (cost) income.......................         (6,433)        (23,552)
Equity in income (loss) of associated companies.............          1,276          (3,277)
Other income (expense), net.................................            667           1,466
Income tax (expense) benefit................................        (19,198)        (11,959)
Income (loss) before extraordinary items....................         21,222           4,839
Extraordinary items.........................................              -           2,045
                                                              -----------------------------
Net income (loss)...........................................         21,222           6,884
                                                              -----------------------------
Weighted average number of shares outstanding...............  1,156,680,000   1,156,680,000
Income (loss) per share before extraordinary items..........           0.02            0.00
Extraordinary items per share...............................              -            0.00
                                                              -----------------------------
Earnings (loss) per share(1)................................           0.02            0.01
                                                              -----------------------------
Dividends paid per share....................................              -               -

U.S. GAAP
Net sales...................................................        478,662         501,586
Cost of sales...............................................       (385,813)       (400,116)
Operating income............................................         43,266          39,823
Net income (loss)...........................................         21,882           4,630
Earnings (loss) per share(1)................................           0.02            0.00

--------------------------------------------------------------------------------

(1) Basic earnings (loss) per share and diluted earnings (loss) per share are identical.

---------------------------------------------------------------------------------------------------------------
                                                         FOR THE YEAR ENDED DECEMBER 31,
THOUSANDS OF EURO, EXCEPT SHARE   -----------------------------------------------------------------------------
AND PER SHARE AMOUNTS                 2001            2000            1999            1998            1997
---------------------------------------------------------------------------------------------------------------
SUMMARY SELECTED CONSOLIDATED
INCOME STATEMENT DATA

ITALIAN GAAP
Net sales.......................        944,750         834,101         693,727         905,140         824,741
Operating cost and expenses.....       (867,560)       (785,384)       (667,162)       (837,435)       (764,418)
                                  -----------------------------------------------------------------------------
Operating income
(loss)..........................         77,190          48,717          26,565          67,705          60,323
Comprehensive financing (cost)
income..........................        (23,949)        (32,507)        (42,638)        (29,812)        (47,859)
Equity in income (loss) of
associated companies............         (5,358)         (1,725)         (2,319)            430          (1,494)
Other income (expense), net.....        (42,492)          5,086           2,320           2,042           5,856
Income tax (expense) benefit....         (6,722)        (19,418)          6,478         (25,379)         (3,449)
Income (loss) before
extraordinary items.............         (1,331)            153          (9,594)         14,986          13,377
Extraordinary items.............         (1,867)          6,986         (16,180)              -               -
                                  -----------------------------------------------------------------------------
Net income (loss)...............         (3,198)          7,139         (25,774)         14,986          13,377
                                  -----------------------------------------------------------------------------
Weighted average number of
shares outstanding..............  1,156,680,000   1,156,680,000   1,156,680,000   1,156,680,000   1,156,680,000
Income (loss) per share before
extraordinary items.............          (0.00)           0.00           (0.01)           0.01            0.01
Extraordinary items per share...          (0.00)           0.01           (0.01)              -               -
                                  -----------------------------------------------------------------------------
Earnings (loss) per share(1)....          (0.00)           0.01           (0.02)           0.01            0.01
                                  -----------------------------------------------------------------------------
Dividends paid per share........              -               -               -               -               -

U.S. GAAP
Net sales.......................        961,763         811,039         692,934
Cost of sales...................       (761,900)       (684,147)       (589,589)
Operating income................         77,477          47,429          30,030
Net income (loss)...............         (5,937)          5,941         (27,637)
Earnings (loss) per share(1)....          (0.01)           0.01           (0.02)
---------------------------------------------------------------------------------------------------------------

(1) Basic earnings (loss) per share and diluted earnings (loss) per share are identical.

-------------------------------------------------------------------------------------------
                                                                       AT JUNE 30,
                                                              -----------------------------
THOUSANDS OF EURO, EXCEPT SHARE AND PER SHARE AMOUNTS             2002            2001
-------------------------------------------------------------------------------------------
SUMMARY SELECTED CONSOLIDATED BALANCE SHEET DATA                                (UNAUDITED)

ITALIAN GAAP
Current assets..............................................        513,023         498,006
Property, plant and equipment, net..........................        432,543         444,159
Intangible fixed assets.....................................         22,763          20,643
Investments and long-term receivables.......................          7,997          15,382
                                                              -----------------------------
Total assets................................................        976,326         978,190
                                                              -----------------------------
Current liabilities.........................................        494,892         493,474
Long-term debt..............................................        191,756         197,893
Other long-term liabilities.................................              -               -
Employees' severance indemnity..............................         51,270          58,318
                                                              -----------------------------
Total liabilities...........................................        737,918         749,685
                                                              -----------------------------
Equity of majority shareholders.............................        238,549         227,928
Minority interest...........................................           (141)            577
                                                              -----------------------------
Total shareholders' equity..................................        238,408         228,505
                                                              -----------------------------
Weighted average number of shares outstanding...............  1,156,680,000   1,156,680,000
Total shareholders' equity per share........................           0.21            0.19

U.S. GAAP
Total assets................................................        942,992         943,875
Net assets..................................................        217,503         207,426
Total shareholders' equity..................................        217,503         207,426
Total shareholders' equity per share........................           0.19            0.18
-------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                 AT DECEMBER 31,
THOUSANDS OF EURO, EXCEPT SHARE   -----------------------------------------------------------------------------
AND PER SHARE AMOUNTS                 2001            2000            1999            1998            1997
---------------------------------------------------------------------------------------------------------------
SUMMARY SELECTED CONSOLIDATED
BALANCE SHEET DATA
ITALIAN GAAP
Current assets..................        497,985         455,599         395,639         437,335         428,293
Property, plant and equipment,
net.............................        442,519         453,480         456,526         459,304         475,587
Intangible fixed assets.........         22,618          18,557           7,175           3,549           7,169
Investments and long-term
receivables.....................          7,968          15,715          17,589          32,491          31,427
                                  -----------------------------------------------------------------------------
Total assets....................        971,090         943,351         876,929         932,679         942,476
                                  -----------------------------------------------------------------------------
Current liabilities.............        474,224         440,776         383,853         389,624         487,442
Long-term debt..................        226,665         215,584         206,657         242,680         167,986
Other long-term liabilities.....              -               -           8,165               -               -
Employees' severance
indemnity.......................         53,044          60,728          60,984          61,705          61,611
                                  -----------------------------------------------------------------------------
Total liabilities...............        753,933         717,088         659,659         694,009         717,039
                                  -----------------------------------------------------------------------------
Equity of majority
shareholders....................        216,573         224,645         214,762         236,710         223,487
Minority interest...............            584           1,618           2,508           1,960           1,950
                                  -----------------------------------------------------------------------------
Total shareholders' equity......        217,157         226,263         217,270         238,670         225,437
                                  -----------------------------------------------------------------------------
Weighted average number of
shares outstanding..............  1,156,680,000   1,156,680,000   1,156,680,000   1,156,680,000   1,156,680,000
Total shareholders' equity per
share...........................           0.19            0.20            0.19            0.21            0.20

U.S. GAAP
Total assets....................        939,400         906,321         837,566
Net assets......................        195,592         207,437         199,642
Total shareholders' equity......        195,592         207,437         199,642
Total shareholders' equity per
share...........................           0.17            0.18            0.17
---------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                      AT OR FOR THE SIX-MONTH      AT OR FOR THE YEAR ENDED
                                                       PERIOD ENDED JUNE 30,             DECEMBER 31,
                                                      ------------------------    --------------------------
THOUSANDS OF TONS, EXCEPT EMPLOYEE DATA                 2002           2001        2001      2000      1999
------------------------------------------------------------------------------------------------------------
(UNAUDITED)
KEY OPERATING DATA
Number of employees.................................     3,185          3,493     3,272     3,640     3,631
Seamless steel pipe capacity (annual)...............       950            950       950       950       950
Seamless steel pipe sales
    European Union sales volume.....................       273            320       547       579       605
    Export sales volume.............................       137            164       332       299       192
                                                      ------------------------------------------------------
Total sales volume..................................       410            484       879       878       797
------------------------------------------------------------------------------------------------------------

                 SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED
                     CONSOLIDATED FINANCIAL DATA OF TENARIS

INTRODUCTORY NOTE

The following summary unaudited pro forma condensed combined consolidated financial data (prepared under IAS with a reconciliation to U.S. GAAP) give pro forma effect to the exchange offer, after giving effect to certain pro forma adjustments. The summary unaudited pro forma condensed combined consolidated financial data have been prepared from, and should be read in conjunction with, the unaudited pro forma condensed combined consolidated financial data, the combined consolidated financial statements of Tenaris included elsewhere in this prospectus and the historical consolidated financial statements and notes thereto of Siderca, Tamsa and Dalmine, which are included elsewhere in this prospectus.

In each presentation of the summary unaudited pro forma condensed combined consolidated data shown below, the first column shows the data arising from Tenaris's audited combined consolidated financial statements. The second, third and fourth columns reflect the effect of the exchange offer assuming the valid tender without subsequent withdrawal of the number of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares, as the case may be, necessary for Tenaris to hold the percentages of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares stated therein.

The following summary unaudited pro forma condensed combined consolidated financial data give pro forma effect to different scenarios of acceptance of the exchange offer. The first scenario assumes that, at January 1, 2001, or June 30, 2002, as the case may be, Tenaris held 80% of the shares or ADSs of Siderca (having thus acquired 8.83% of the Siderca shares or ADSs pursuant to the exchange offer), 80% of the shares or ADSs of Tamsa (having thus acquired 28.16% of the Tamsa shares or ADSs pursuant to the exchange offer) and 90% of the shares of Dalmine (having thus acquired 42.78% of the shares of Dalmine pursuant to the exchange offer), which are the minimum ownership percentages of Siderca, Tamsa and Dalmine required to consummate the exchange offer. The second scenario assumes that, at January 1, 2001, or June 30, 2002, as the case may be, Tenaris held 100% of the shares or ADSs of Siderca (having thus acquired 28.83% of the Siderca shares or ADSs pursuant to the exchange offer), 100% of the shares or ADSs of Tamsa (having thus acquired 48.16% of the Tamsa shares or ADSs pursuant to the exchange offer) and 100% of the shares of Dalmine (having thus acquired 52.78% of the shares of Dalmine pursuant to the exchange offer). The following unaudited pro forma combined consolidated financial data also contain a sensitivity analysis, which addresses the impact of acquiring incremental 5% ownership interests in Siderca, Tamsa and Dalmine.

The pro forma income statement data for the year ended December 31, 2001, and for the six-month period ended June 30, 2002, assume that the exchange offer occurred on January 1, 2001, while the pro forma balance sheet data as of June 30, 2002, assume that the exchange offer occurred on June 30, 2002.

The summary unaudited pro forma condensed combined consolidated financial data are provided for illustrative purposes only and do not purport to represent the actual results of operations or what Tenaris's financial position would have been had the exchange offer occurred on the date assumed, nor is it necessarily indicative of Tenaris's future operating results or combined consolidated financial position. The pro forma transactions are based upon available information and upon certain assumptions that we believe are reasonable.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA ASSUMING 80% OWNERSHIP OF SIDERCA, 80% OWNERSHIP OF TAMSA AND 90% OWNERSHIP OF DALMINE

The following summary unaudited pro forma condensed combined consolidated income statement data for the six-month period ended June 30, 2002, and the year ended December 31, 2001, assume the acquisition of an 8.83% interest in Siderca, a 28.16% interest in Tamsa and a 42.78% interest in Dalmine, resulting in 80% ownership of Siderca, 80% ownership of Tamsa and 90% ownership of Dalmine at January 1, 2001.

-----------------------------------------------------------------------------------------------------------
                                                         FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002
                                                   --------------------------------------------------------
                                                    HISTORICAL       PRO FORMA ADJUSTMENTS
                                                     COMBINED     ---------------------------
THOUSANDS OF U.S. DOLLARS                          CONSOLIDATED   SIDERCA    TAMSA    DALMINE    PRO FORMA
-----------------------------------------------------------------------------------------------------------
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED INCOME STATEMENT DATA
IAS
Net sales........................................     1,569,532                                   1,569,532
Cost of sales....................................    (1,054,841)   (1,675)      755       302    (1,055,459)
                                                   --------------------------------------------------------
Gross profit.....................................       514,691    (1,675)      755       302       514,073
Selling, general and administrative expenses.....      (226,079)                                   (226,079)
Other operating income...........................           477                                         477
Other operating expenses.........................       (11,043)                                    (11,043)
                                                   --------------------------------------------------------
Operating income (loss)..........................       278,046    (1,675)      755       302       277,428
Financial expenses, net..........................       (41,503)                                    (41,503)
                                                   --------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and equity in
earnings (losses) of associated companies and
minority interest................................       236,543    (1,675)      755       302       235,925
Equity in earnings (losses) of associated
   companies.....................................        (5,142)                                     (5,142)
                                                   --------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and minority
interest.........................................       231,401    (1,675)      755       302       230,783
Income tax.......................................      (101,017)       90      (118)      328      (100,717)
Effect of currency translation on tax bases......       (49,083)                                    (49,083)
                                                   --------------------------------------------------------
Income (loss) before minority interest...........        81,301    (1,585)      637       630        80,983
Minority interest in Siderca, Tamsa and
   Dalmine.......................................       (46,940)    1,886    17,886     8,637       (18,531)
Minority interest in other subsidiaries..........       (17,204)                                    (17,204)
                                                   --------------------------------------------------------
Net income.......................................        17,157       301    18,523     9,267        45,248
                                                   --------------------------------------------------------
Number of shares (thousands).....................       710,747    80,775   102,183    41,148       934,853
Combined earnings (loss) per share...............          0.02                                        0.05
U.S. GAAP
Net income under IAS.............................        17,157       301    18,523     9,267        45,248
Adjustments(1)...................................        34,973                                      34,973
Property, plant and equipment....................                               439     1,375         1,814
Goodwill.........................................                   1,418                             1,418
Deferred income tax..............................                              (300)   (1,003)       (1,303)
                                                   --------------------------------------------------------
Income before cumulative effect of accounting
changes..........................................        52,130     1,719    18,662     9,639        82,150
Cumulative effect of accounting changes(1).......       (17,417)                                    (17,417)
                                                   --------------------------------------------------------
Net income under U.S. GAAP.......................        34,713     1,719    18,662     9,639        64,733
                                                   --------------------------------------------------------
Combined earnings per share before effect of
accounting changes...............................          0.07                                        0.09
Cumulative effect of accounting changes per
   share.........................................         (0.02)                                      (0.02)
Combined earnings (loss) per share...............          0.05                                        0.07
-----------------------------------------------------------------------------------------------------------

(1) See Notes 28 and 29 to Tenaris's audited combined consolidated interim financial statements for the six-month period ended June 30, 2002.

-------------------------------------------------------------------------------------------------------
                                                         FOR THE YEAR ENDED DECEMBER 31, 2001
                                               --------------------------------------------------------
                                                HISTORICAL       PRO FORMA ADJUSTMENTS
                                                 COMBINED     ---------------------------
THOUSANDS OF U.S. DOLLARS                      CONSOLIDATED   SIDERCA    TAMSA    DALMINE    PRO FORMA
-------------------------------------------------------------------------------------------------------
SUMMARY UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED INCOME STATEMENT DATA
IAS
Net sales....................................     3,119,343                                   3,119,343
Cost of sales................................    (2,165,568)   (3,350)    1,510       604    (2,166,804)
                                               --------------------------------------------------------
Gross profit.................................       953,775    (3,350)    1,510       604       952,539
Selling, general and administrative
   expenses..................................      (447,791)                                   (447,791)
Other operating income.......................           585                                         585
Other operating expenses.....................       (64,937)                                    (64,937)
                                               --------------------------------------------------------
Operating income (loss)......................       441,632    (3,350)    1,510       604       440,396
Financial expenses, net......................       (25,595)                                    (25,595)
                                               --------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and equity
in earnings (losses) of associated companies
and minority interest........................       416,037    (3,350)    1,510       604       414,801
Equity in earnings (losses) of associated
   companies.................................       (41,296)                                    (41,296)
                                               --------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and
minority interest............................       374,741    (3,350)    1,510       604       373,505
Income tax...................................      (108,956)      180      (235)      656      (108,355)
Effect of currency translation on tax
   bases.....................................      (109,882)                                   (109,882)
                                               --------------------------------------------------------
Income (loss) before minority interest.......       155,903    (3,170)    1,275     1,260       155,268
Minority interest in Siderca, Tamsa and
   Dalmine...................................       (58,981)    7,847    20,691    (1,105)      (31,548)
Minority interest in other subsidiaries......       (15,576)                                    (15,576)
                                               --------------------------------------------------------
Net income...................................        81,346     4,677    21,966       155       108,144
                                               --------------------------------------------------------
Number of shares (thousands).................       710,747    80,775   102,183    41,148       934,853
Combined earnings (loss) per share...........          0.11                                        0.12
U.S. GAAP
Net income under IAS.........................        81,346     4,677    21,966       155       108,144
Adjustments(1)...............................        82,575                                      82,575
Property, plant and equipment................                               878     2,750         3,628
Goodwill.....................................                   2,836                             2,836
Deferred income tax..........................                              (600)   (2,006)       (2,606)
                                               --------------------------------------------------------
Income before cumulative effect of accounting
changes......................................       163,921     7,513    22,244       899       194,577
Cumulative effect of accounting changes(1)...        (1,007)                                     (1,007)
                                               --------------------------------------------------------
Net income under U.S. GAAP...................       162,914     7,513    22,244       899       193,570
                                               --------------------------------------------------------
Combined earnings per share before effect of
accounting changes...........................          0.23                                        0.21
Cumulative effect of accounting changes per
   share.....................................         (0.00)                                      (0.00)
Combined earnings (loss) per share...........          0.23                                        0.21
-------------------------------------------------------------------------------------------------------

(1) See Notes 28 and 29 to Tenaris's audited combined consolidated interim financial statements for the year ended December 31, 2001.

The following summary unaudited pro forma condensed combined consolidated balance sheet data at June 30, 2002, assume the acquisition of an 8.83% interest in Siderca, a 28.16% interest in Tamsa and a 42.78% interest in Dalmine, resulting in 80% ownership of Siderca, 80% ownership of Tamsa and 90% ownership of Dalmine at June 30, 2002.

-----------------------------------------------------------------------------------------------------------
                                                                       AT JUNE 30, 2002
                                                   --------------------------------------------------------
                                                    HISTORICAL        PRO FORMA ADJUSTMENTS
                                                     COMBINED     -----------------------------
THOUSANDS OF U.S. DOLLARS                          CONSOLIDATED   SIDERCA    TAMSA     DALMINE    PRO FORMA
-----------------------------------------------------------------------------------------------------------
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED BALANCE SHEET DATA
IAS
Non-current assets:
Property, plant and equipment, net...............   1,894,723       7,702    (10,077)    24,450   1,916,798
Intangible assets, net...........................      49,700      56,734    (16,743)   (44,671)     45,020
Other non current assets.........................     176,228                                       176,228
Deferred tax assets..............................      29,882                  3,527                 33,409
                                                   --------------------------------------------------------
Total non-current assets.........................   2,150,533      64,436    (23,293)   (20,221)  2,171,455
Current assets:
Inventories......................................     661,783         360                           662,143
Trade receivables................................     713,252                                       713,252
Other current assets.............................     413,145                                       413,145
                                                   --------------------------------------------------------
Total current assets.............................   1,788,180         360                         1,788,540
                                                   --------------------------------------------------------
Total assets.....................................   3,938,713      64,796    (23,293)   (20,221)  3,959,995
                                                   --------------------------------------------------------
Shareholders' equity.............................     845,792     157,351    193,691     71,838   1,268,672
Minority interest in Siderca, Tamsa and
   Dalmine.......................................     802,608     (95,377)  (216,984)  (101,900)    388,347
Minority interest in other subsidiaries..........     105,531                                       105,531
Non-current liabilities:
Borrowings.......................................     358,058                                       358,058
Deferred tax liabilities.........................     260,964       2,822                 9,841     273,627
Effect of currency translation on tax bases......     138,643                                       138,643
Other liabilities................................     199,667                                       199,667
                                                   --------------------------------------------------------
Total non-current liabilities....................     957,332       2,822                 9,841     969,995
Current liabilities:
Borrowings.......................................     448,486                                       448,486
Trade payables...................................     451,781                                       451,781
Other liabilities................................     327,183                                       327,183
                                                   --------------------------------------------------------
Total current liabilities........................   1,227,450                                     1,227,450
                                                   --------------------------------------------------------
Total liabilities................................   2,184,782       2,822                 9,841   2,197,445
                                                   --------------------------------------------------------
Total equity and liabilities.....................   3,938,713      64,796    (23,293)   (20,221)  3,959,995
                                                   --------------------------------------------------------
U.S. GAAP
Shareholders' equity under IAS...................     845,792     157,351    193,691     71,838   1,268,672
Adjustments(1)...................................      85,025                                        85,025
Total shareholders' equity under U.S. GAAP.......     930,817     157,351    193,691     71,838   1,353,697
-----------------------------------------------------------------------------------------------------------

(1) See Notes 28 and 29 to Tenaris's audited combined consolidated interim financial statements at June 30, 2002.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA ASSUMING 100% OWNERSHIP OF EACH OF SIDERCA, TAMSA AND DALMINE

The following summary unaudited pro forma condensed combined consolidated income statement data for the six-month period ended June 30, 2002, and the year ended December 31, 2001, assume the acquisition of a 28.83% interest in Siderca, a 48.16% interest in Tamsa and a 52.78% interest in Dalmine, resulting in 100% ownership of Siderca, Tamsa and Dalmine at January 1, 2001.

----------------------------------------------------------------------------------------------------------
                                                           FOR THE SIX MONTHS ENDED JUNE 30, 2002
                                                   -------------------------------------------------------
                                                    HISTORICAL       PRO FORMA ADJUSTMENTS
                                                     COMBINED     ---------------------------
            THOUSANDS OF U.S. DOLLARS              CONSOLIDATED   SIDERCA    TAMSA    DALMINE   PRO FORMA
----------------------------------------------------------------------------------------------------------
SUMMARY UNAUDITED PRO FORMA
CONDENSED COMBINED CONSOLIDATED
INCOME STATEMENT DATA
IAS
Net sales........................................    1,569,532                                   1,569,532
Cost of sales....................................   (1,054,841)    (5,469)    1,271      372    (1,058,667)
                                                   -------------------------------------------------------
Gross profit.....................................      514,691     (5,469)    1,271      372       510,865
Selling, general and administrative expenses.....     (226,079)                                   (226,079)
Other operating income...........................          477                                         477
Other operating expenses.........................      (11,043)                                    (11,043)
                                                   -------------------------------------------------------
Operating income (loss)..........................      278,046     (5,469)    1,271      372       274,220
Financial expenses, net..........................      (41,503)                                    (41,503)
                                                   -------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and equity in
earnings (losses) of associated companies and
minority interest................................      236,543     (5,469)    1,271      372       232,717
Equity in earnings (losses) of associated
   companies.....................................       (5,142)                                     (5,142)
                                                   -------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and minority
interest.........................................      231,401     (5,469)    1,271      372       227,575
Income tax.......................................     (101,017)       293      (198)     405      (100,517)
Effect of currency translation on tax bases......      (49,083)                                    (49,083)
                                                   -------------------------------------------------------
Income (loss) before minority interest...........       81,301     (5,176)    1,073      777        77,975
Minority interest in Siderca, Tamsa and
   Dalmine.......................................      (46,940)     6,159    30,126   10,655
Minority interest in other subsidiaries..........      (17,204)                                    (17,204)
                                                   -------------------------------------------------------
Net income.......................................       17,157        983    31,199   11,432        60,771
                                                   -------------------------------------------------------
Number of shares (thousands).....................      710,747    263,708   174,746   50,765     1,199,966
Combined earnings (loss) per share...............         0.02                                        0.05
U.S. GAAP
Net income under IAS.............................       17,157        983    31,199   11,432        60,771
Adjustments(1)...................................       34,973                                      34,973
Property, plant and equipment....................                               741    1,696         2,437
Goodwill.........................................                   4,631                            4,631
Deferred income tax..............................                              (506)  (1,237)       (1,743)
                                                   -------------------------------------------------------
Income before cumulative effect of accounting
changes..........................................       52,130      5,614    31,434   11,891       101,069
Cumulative effect of accounting changes(1).......      (17,417)                                    (17,417)
                                                   -------------------------------------------------------
Net income under U.S. GAAP.......................       34,713      5,614    31,434   11,891        83,652
                                                   -------------------------------------------------------
Combined earnings per share before effect of
accounting changes...............................         0.07                                        0.08
Cumulative effect of accounting changes per
   share.........................................        (0.02)                                      (0.01)
Combined earnings (loss) per share...............         0.05                                        0.07
----------------------------------------------------------------------------------------------------------

(1) See Notes 28 and 29 to Tenaris's audited combined consolidated interim financial statements for the six-month period ended June 30, 2002.

-----------------------------------------------------------------------------------------------------------
                                                             FOR THE YEAR ENDED DECEMBER 31, 2001
                                                    -------------------------------------------------------
                                                     HISTORICAL       PRO FORMA ADJUSTMENTS
                                                      COMBINED     ---------------------------
            THOUSANDS OF U.S. DOLLARS               CONSOLIDATED   SIDERCA    TAMSA    DALMINE   PRO FORMA
-----------------------------------------------------------------------------------------------------------
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED INCOME STATEMENT DATA
IAS
Net sales.........................................    3,119,343                                   3,119,343
Cost of sales.....................................   (2,165,568)   (10,938)    2,542      744    (2,173,220)
                                                    -------------------------------------------------------
Gross profit......................................      953,775    (10,938)    2,542      744       946,123
Selling, general and administrative expenses......     (447,791)                                   (447,791)
Other operating income............................          585                                         585
Other operating expenses..........................      (64,937)                                    (64,937)
                                                    -------------------------------------------------------
Operating income (loss)...........................      441,632    (10,938)    2,542      744       433,980
Financial expenses, net...........................      (25,595)                                    (25,595)
                                                    -------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and equity in
earnings (losses) of associated companies and
minority interest.................................      416,037    (10,938)    2,542      744       408,385
Equity in earnings (losses) of associated
   companies......................................      (41,296)                                    (41,296)
                                                    -------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and minority
interest..........................................      374,741    (10,938)    2,542      744       367,089
Income tax........................................     (108,956)       587      (396)     810      (107,955)
Effect of currency translation on tax bases.......     (109,882)                                   (109,882)
                                                    -------------------------------------------------------
Income (loss) before minority interest............      155,903    (10,351)    2,146    1,554       149,252
Minority interest in Siderca, Tamsa and Dalmine...      (58,981)    25,621    34,724   (1,364)
Minority interest in other subsidiaries...........      (15,576)                                    (15,576)
                                                    -------------------------------------------------------
Net income........................................       81,346     15,270    36,870      190       133,676
                                                    -------------------------------------------------------
Number of shares (thousands)......................      710,747    263,708   174,746   50,765     1,199,966
Combined earnings (loss) per share................         0.11                                        0.11
U.S. GAAP
Net income under IAS..............................       81,346     15,270    36,870      190       133,676
Adjustments(1)....................................       82,575                                      82,575
Property, plant and equipment.....................                             1,482    3,392         4,874
Goodwill..........................................                   9,262                            9,262
Deferred income tax...............................                            (1,012)  (2,474)       (3,486)
                                                    -------------------------------------------------------
Income before cumulative effect of accounting
changes...........................................      163,921     24,532    37,340    1,108       226,901
Cumulative effect of accounting changes(1)........       (1,007)                                     (1,007)
                                                    -------------------------------------------------------
Net income under U.S. GAAP........................      162,914     24,532    37,340    1,108       225,894
                                                    -------------------------------------------------------
Combined earnings per share before effect of
accounting changes................................         0.23                                        0.19
Cumulative effect of accounting changes per
   share..........................................        (0.00)                                      (0.00)
Combined earnings (loss) per share................         0.23                                        0.19
-----------------------------------------------------------------------------------------------------------

(1) See Notes 28 and 29 to Tenaris's audited combined consolidated interim financial statements for the year ended December 31, 2001.

The following summary unaudited pro forma condensed combined consolidated balance sheet data at June 30, 2002, assume the acquisition of a 28.83% interest in Siderca, a 48.16% interest in Tamsa and a 52.78% interest in Dalmine, resulting in 100% ownership of each of Siderca, Tamsa and Dalmine at June 30, 2002.

-----------------------------------------------------------------------------------------------------------
                                                                      AT JUNE 30, 2002
                                                  ---------------------------------------------------------
                                                   HISTORICAL        PRO FORMA ADJUSTMENTS
                                                    COMBINED     ------------------------------
           THOUSANDS OF U.S. DOLLARS              CONSOLIDATED   SIDERCA     TAMSA     DALMINE    PRO FORMA
-----------------------------------------------------------------------------------------------------------
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED BALANCE SHEET DATA
IAS
Non-current assets:
Property, plant and equipment, net..............   1,894,723       25,150    (16,972)    30,165   1,933,066
Intangible assets, net..........................      49,700      185,248    (28,200)   (55,112)    151,636
Other non current assets........................     176,228                                        176,228
Deferred tax assets.............................      29,882                   5,940                 35,822
                                                  ---------------------------------------------------------
Total non-current assets........................   2,150,533      210,398    (39,232)   (24,947)  2,296,752
Current assets:
Inventories.....................................     661,783        1,177                           662,960
Trade receivables...............................     713,252                                        713,252
Other current assets............................     413,145                                        413,145
                                                  ---------------------------------------------------------
Total current assets............................   1,788,180        1,177                         1,789,357
                                                  ---------------------------------------------------------
Total assets....................................   3,938,713      211,575    (39,232)   (24,947)  4,086,109
                                                  ---------------------------------------------------------
Shareholders' equity............................     845,792      513,791    326,228     88,628   1,774,439
Minority interest in Siderca, Tamsa and
   Dalmine......................................     802,608     (311,431)  (365,460)  (125,717)
Minority interest in other subsidiaries.........     105,531                                        105,531
Non-current liabilities:
Borrowings......................................     358,058                                        358,058
Deferred tax liabilities........................     260,964        9,215                12,142     282,321
Effect of currency translation on tax bases.....     138,643                                        138,643
Other liabilities...............................     199,667                                        199,667
                                                  ---------------------------------------------------------
Total non-current liabilities...................     957,332        9,215                12,142     978,689
Current liabilities:
Borrowings......................................     448,486                                        448,486
Trade payables..................................     451,781                                        451,781
Other liabilities...............................     327,183                                        327,183
                                                  ---------------------------------------------------------
Total current liabilities.......................   1,227,450                                      1,227,450
                                                  ---------------------------------------------------------
Total liabilities...............................   2,184,782        9,215                12,142   2,206,139
                                                  ---------------------------------------------------------
Total equity and liabilities....................   3,938,713      211,575    (39,232)   (24,947)  4,086,109
                                                  ---------------------------------------------------------
U.S. GAAP
Shareholders' equity under IAS..................     845,792      513,791    326,228     88,628   1,774,439
Adjustments(1)..................................      85,025                                         85,025
Total shareholders' equity under U.S. GAAP......     930,817      513,791    326,228     88,628   1,859,464
-----------------------------------------------------------------------------------------------------------

(1) See Notes 28 and 29 to Tenaris's audited combined consolidated interim financial statements at June 30, 2002.

SENSITIVITY ANALYSIS

The following sensitivity analysis addresses the impact of acquiring incremental 5% ownership interests in Siderca, Tamsa and Dalmine in the unaudited pro forma condensed combined consolidated income statement data for the six months ended June 30, 2002.

------------------------------------------------------------------------------------------------------------
                                                                  FOR THE SIX MONTHS ENDED JUNE 30, 2002
                                                              ----------------------------------------------
                                                               PRO FORMA ADJUSTMENTS REFLECTING THE EFFECT
                                                                    OF A 5% INCREASE IN OWNERSHIP FOR
                                                              ----------------------------------------------
THOUSANDS OF U.S. DOLLARS                                      SIDERCA      TAMSA      DALMINE      TOTAL
------------------------------------------------------------------------------------------------------------
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
INCOME STATEMENT DATA
IAS
Net income..................................................       171       3,169       1,083        4,423
                                                              ----------------------------------------------
U.S. GAAP
Net income under IAS........................................       171       3,169       1,083        4,423
Property, plant and equipment...............................                    74         160          234
Goodwill....................................................       803                                  803
Deferred income tax.........................................                   (51)       (117)        (168)
                                                              ----------------------------------------------
Net income under U.S. GAAP..................................       974       3,192       1,126        5,292
------------------------------------------------------------------------------------------------------------

The following sensitivity analysis addresses the impact of acquiring incremental 5% ownership interests in Siderca, Tamsa and Dalmine in the unaudited pro forma condensed combined consolidated income statement data for the year ended December 31, 2001.

------------------------------------------------------------------------------------------------------------
                                                                   FOR THE YEAR ENDED DECEMBER 31, 2001
                                                              ----------------------------------------------
                                                               PRO FORMA ADJUSTMENTS REFLECTING THE EFFECT
                                                                    OF A 5% INCREASE IN OWNERSHIP FOR
                                                              ----------------------------------------------
                 THOUSANDS OF U.S. DOLLARS                     SIDERCA      TAMSA      DALMINE      TOTAL
------------------------------------------------------------------------------------------------------------
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
INCOME STATEMENT DATA
IAS
Net income..................................................     2,650       3,910          19        6,579
                                                              ----------------------------------------------
U.S. GAAP
Net income under IAS........................................     2,650       3,910          19        6,579
Property, plant and equipment...............................                   148         320          468
Goodwill....................................................     1,606                                1,606
Deferred income tax.........................................                  (102)       (234)        (336)
                                                              ----------------------------------------------
Net income under U.S. GAAP..................................     4,256       3,956         105        8,317
------------------------------------------------------------------------------------------------------------

The following sensitivity analysis addresses the impact of acquiring incremental 5% ownership interests in Siderca, Tamsa and Dalmine in the unaudited pro forma combined consolidated balance sheet data at June 30, 2002.

------------------------------------------------------------------------------------------------------
                                                                          AT JUNE 30, 2002
                                                              ----------------------------------------
                                                                PRO FORMA ADJUSTMENTS REFLECTING THE
                                                              EFFECT OF A 5% INCREASE IN OWNERSHIP FOR
                                                              ----------------------------------------
                 THOUSANDS OF U.S. DOLLARS                    SIDERCA    TAMSA     DALMINE     TOTAL
------------------------------------------------------------------------------------------------------
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
BALANCE SHEET DATA
IAS
Total assets................................................   36,695     (3,985)   (2,363)     30,347
                                                              ----------------------------------------
Shareholders' equity........................................   89,110     33,134     8,396     130,640
Minority interest in Siderca, Tamsa and Dalmine.............  (54,013)   (37,119)  (11,909)   (103,041)
Total liabilities...........................................    1,598                1,150       2,748
                                                              ----------------------------------------
Total equity and liabilities................................   36,695     (3,985)   (2,363)     30,347
                                                              ----------------------------------------
U.S. GAAP
Shareholders' equity under IAS..............................   89,110     33,134     8,396     130,640
Total shareholders' equity under U.S. GAAP..................   89,110     33,134     8,396     130,640
------------------------------------------------------------------------------------------------------

                              RECENT MARKET PRICES

No trading market for the shares or ADS of the Company exists or has ever existed. Accordingly, no historical data can be provided regarding the market prices of the Company's shares and ADSs.

The following table presents the closing market prices per security for Siderca and Tamsa shares and ADSs and Dalmine shares in nominal Argentine pesos, Mexican pesos, euros or U.S. dollars, as the case may be:

- as reported on the Buenos Aires Stock Exchange for Siderca shares;

- as reported on the NYSE for Siderca ADSs;

- as reported on the Mexican Stock Exchange for Tamsa shares;

- as reported on the AMEX for Tamsa ADSs; and

- as reported on the Milan Stock Exchange for Dalmine shares.

In each case the prices given are, first, as of September 12, 2002, which was the last full trading day prior to the public announcement of this proposed exchange offer and, second, as of November 7, 2002, the most recent practicable trading day prior to the date of this prospectus. See "Part Three--The Exchange Offer--Market Price and Dividends" for further information about historical market prices and average daily trading volumes.

----------------------------------------------------------------------------------------------------------
                                     SIDERCA        SIDERCA        TAMSA         TAMSA         DALMINE
                                 ORDINARY SHARES     ADSS      COMMON SHARES     ADSS      ORDINARY SHARES
                                   (PER SHARE)     (PER ADS)    (PER SHARE)    (PER ADS)     (PER SHARE)
                                 ---------------   ---------   -------------   ---------   ---------------
                                       ARP            USD           MXP           USD             E
----------------------------------------------------------------------------------------------------------
September 12, 2002.............       7.46           19.25         18.65         9.45           0.15
November 7, 2002...............       6.18           16.60         18.50         9.12           0.14
----------------------------------------------------------------------------------------------------------

                  SUMMARY SELECTED COMPARATIVE PER SHARE DATA

Set forth below are net income, cash dividends and book value data for:

- Tenaris shares and ADSs on a historical basis;

- Siderca shares and ADSs on an historical basis;

- Tamsa shares and ADSs on an historical basis;

- Dalmine shares on an historical basis;

- Tenaris per Siderca equivalent share, and Tenaris per Siderca equivalent ADS, on a pro forma basis;

- Tenaris per Tamsa equivalent share, and Tenaris per Tamsa equivalent ADS, on a pro forma basis; and

- Tenaris per Dalmine equivalent share on a pro forma basis.

The Tenaris pro forma data in each column shown were derived as described under "Part Three--The Exchange Offer--Unaudited Pro Forma Condensed Combined Consolidated Financial Data."

The Tenaris per Siderca equivalent share and ADS, Tenaris per Tamsa equivalent share and ADS and Tenaris per Dalmine equivalent share information show the effect of the exchange offer from the perspective of an owner of Siderca shares or ADSs, of Tamsa shares or ADSs or of Dalmine shares, as the case may be. The information was computed by multiplying the Tenaris per share and the Tenaris per ADS pro forma data by the exchange ratio of shares of the Company for Siderca shares, Tamsa shares or Dalmine shares and ADSs of the Company for Siderca ADSs or Tamsa ADSs, as the case may be.

You should read the information below together with the audited historical financial statements and related notes contained herein. The unaudited pro forma data below is presented for illustrative purposes only. You should not rely on this information as being indicative of the historical results that would have been achieved had we completed the exchange offer on January 1, 2001. See "Part Three--The Exchange Offer--Unaudited Pro Forma Condensed Combined Consolidated Financial Data."

---------------------------------------------------------------------------------------------
                                                              SIX-MONTH PERIOD    YEAR ENDED
                                                               ENDED JUNE 30,    DECEMBER 31,
HISTORICAL PER SHARE DATA:                                          2002           2001(1)
---------------------------------------------------------------------------------------------
U.S. dollars
TENARIS COMBINED PER SHARE DATA(2)
IAS
   Net income...............................................        0.02             0.11
   Cash dividends(3)........................................        0.01             0.09
   Book value...............................................        1.19             1.23
U.S. GAAP
   Net income...............................................        0.05             0.23
   Cash dividends(3)........................................        0.01             0.09
   Book value...............................................        1.31             1.33
U.S. dollars
TENARIS COMBINED PER ADS DATA(2)
IAS
   Net income...............................................        0.24             1.14
   Cash dividends(4)........................................        0.06             0.93
   Book value...............................................       11.90            12.32
U.S. GAAP
   Net income...............................................        0.49             2.29
   Cash dividends(4)........................................        0.06             0.93
   Book value...............................................       13.10            13.25
Constant June 30, 2002 Argentine pesos
SIDERCA PER SHARE DATA
ARGENTINE GAAP
   Net income...............................................        1.61             0.23
   Cash dividends(5)........................................           -             0.16
   Book value...............................................        4.39             2.80
U.S. GAAP
   Net income...............................................        0.35             0.25
   Cash dividends(5)........................................           -             0.16
   Book value...............................................        3.57             3.01
U.S. dollars
SIDERCA PER ADS DATA
ARGENTINE GAAP
   Net income...............................................        4.35             0.63
   Cash dividends(6)........................................           -             0.42
   Book value...............................................       11.85             7.57
U.S. GAAP
   Net income...............................................        0.96             0.68
   Cash dividends(6)........................................           -             0.42
   Book value...............................................        9.65             8.13
---------------------------------------------------------------------------------------------

(1) With respect to Siderca, the nine-month transition period ended December 31, 2001, and, with respect to Tenaris, the fiscal year ended December 31, 2001.

(2) Upon its incorporation in December 2001, the Company issued 30,107 shares. On October 18, 2002, Sidertubes contributed all of its assets (including 30,010 shares of the Company) and liabilities to the Company, in exchange for 710,747,090 shares of the Company. The 30,010 shares contributed by Sidertubes to the Company were cancelled and, accordingly, upon consummation of this contribution the Company had a total of 710,747,187 shares issued and outstanding. Tenaris's historical per share and per ADS data for the six-month period ended June 30, 2002, and the year ended December 31, 2001, have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented.

(3) In 2001, Tenaris also paid a dividend in shares of Siderar of USD0.06 per share.

(4) In 2001, Tenaris also paid a dividend in shares of Siderar of USD0.61 per ADS.

(5) In 2001, Siderca also paid a dividend in shares of Siderar of ARP0.12 per share.

(6) In 2001, Siderca also paid a dividend in shares of Siderar of USD0.32 per ADS.

---------------------------------------------------------------------------------------------
                                                              SIX-MONTH PERIOD    YEAR ENDED
                                                               ENDED JUNE 30,    DECEMBER 31,
HISTORICAL PER SHARE DATA:                                          2002           2001(1)
---------------------------------------------------------------------------------------------
Constant June 30, 2002 Mexican pesos
TAMSA PER SHARE DATA
MEXICAN GAAP
   Net income...............................................        1.47             1.66
   Cash dividends...........................................        0.80             0.89
   Book value...............................................       23.73            21.75
U.S. GAAP
   Net income...............................................        1.76             2.10
   Cash dividends...........................................        0.80             0.89
   Book value...............................................       26.20            24.79
U.S. dollars
TAMSA PER ADS DATA
MEXICAN GAAP
   Net income...............................................        0.73             0.83
   Cash dividends...........................................        0.40             0.45
   Book value...............................................       11.87            10.87
U.S. GAAP
   Net income...............................................        0.88             1.05
   Cash dividends...........................................        0.40             0.45
   Book value...............................................       13.10            12.40
Euro
DALMINE PER SHARE DATA
ITALIAN GAAP
   Net income (loss)........................................        0.02             0.00
   Cash dividends...........................................           -                -
   Book value...............................................        0.21             0.19
U.S. GAAP
   Net income (loss)........................................        0.02            (0.01)
   Cash dividends...........................................           -                -
   Book value...............................................        0.19             0.17
---------------------------------------------------------------------------------------------

(1) With respect to Tamsa and Dalmine, the fiscal year ended December 31, 2001.

----------------------------------------------------------------------------------------------------------
                                         SIX-MONTH PERIOD   SIX-MONTH PERIOD    YEAR ENDED     YEAR ENDED
                                          ENDED JUNE 30,     ENDED JUNE 30,    DECEMBER 31,   DECEMBER 31,
PRO-FORMA PER SHARE DATA:                    2002(1)            2002(2)          2001(1)        2001(2)
----------------------------------------------------------------------------------------------------------
U.S. dollars
TENARIS PER SHARE DATA
IAS
   Net income..........................        0.05               0.05             0.12           0.11
   Book value..........................        1.36               1.48
U.S. GAAP
   Net income..........................        0.07               0.07             0.21           0.19
   Book value..........................        1.45               1.55
TENARIS PER ADS DATA
IAS
   Net income..........................        0.48               0.51             1.16           1.11
   Book value..........................       13.57              14.79
U.S. GAAP
   Net income..........................        0.69               0.70             2.07           1.88
   Book value..........................       14.48              15.50
TENARIS PER SIDERCA EQUIVALENT SHARE
   DATA
IAS
   Net income..........................        0.04               0.05             0.11           0.10
   Book value..........................        1.24               1.35
U.S. GAAP
   Net income..........................        0.06               0.06             0.19           0.17
   Book value..........................        1.32               1.42
TENARIS PER SIDERCA EQUIVALENT ADS DATA
IAS
   Net income..........................        0.44               0.46             1.06           1.02
   Book value..........................       12.41              13.53
U.S. GAAP
   Net income..........................        0.63               0.64             1.89           1.72
   Book value..........................       13.24              14.17
TENARIS PER TAMSA EQUIVALENT SHARE DATA
IAS
   Net income..........................        0.05               0.05             0.12           0.12
   Book value..........................        1.44               1.56
U.S. GAAP
   Net income..........................        0.07               0.07             0.22           0.20
   Book value..........................        1.53               1.64
TENARIS PER TAMSA EQUIVALENT ADS DATA
IAS
   Net income..........................        0.26               0.27             0.61           0.59
   Book value..........................        7.18               7.82
U.S. GAAP
   Net income..........................        0.37               0.37             1.10           1.00
   Book value..........................        7.66               8.20
TENARIS PER DALMINE EQUIVALENT SHARE
   DATA
IAS
   Net income..........................        0.00               0.00             0.01           0.01
   Book value..........................        0.11               0.12
U.S. GAAP
   Net income..........................        0.01               0.01             0.02           0.02
   Book value..........................        0.12               0.13
----------------------------------------------------------------------------------------------------------

(1) Pro forma effect of the exchange offer, assuming that only the Siderca, Tamsa and Dalmine securities necessary to meet the minimum thresholds set forth on the cover of this prospectus are validly tendered and not withdrawn.
(2) Pro forma effect of the exchange offer, assuming that all the securities of Siderca, Tamsa and Dalmine that may be tendered are validly tendered and not withdrawn.

                                    PART TWO
                                  RISK FACTORS

You should carefully consider the following risks and the risk factors incorporated by reference in this prospectus, together with the other information contained in this prospectus, before making any decision concerning the terms of the exchange offer or whether to accept it. Any of these risks could have a material adverse effect on our business, financial condition and results of operations, which could in turn affect the price of our ordinary shares and ADSs.

RISKS RELATING TO THE EXCHANGE OFFER

TENARIS MAY BE UNABLE TO REALIZE THE BENEFITS THAT WE ANTICIPATE FROM FURTHER INTEGRATING THE BUSINESSES OF SIDERCA, TAMSA, DALMINE AND TENARIS GLOBAL SERVICES.

As a result of the corporate reorganization and the exchange offer, we hope to realize a number of benefits, including the further integration of Tenaris. See "Part Three--The Exchange Offer--Reasons for the exchange offer." These benefits, however, may be difficult to realize. The difficulties of further integrating Siderca's, Tamsa's, Dalmine's and Tenaris Global Services' businesses include:

- the ability to further integrate successfully operations currently conducted by related but separate large companies; and

- the ability to further rationalize and reduce the expenses of the combined operations.

We cannot give you any assurance that Tenaris will realize any benefits from the completion of the corporate reorganization and the exchange offer. Tenaris could be required to invest more capital than it is expecting or more time and effort by management than it is expecting in order to realize the benefits Tenaris is projecting from the transaction. As a result of these and other factors, the completion of Tenaris's corporate reorganization may be more difficult than expected and may not result in:

- increased operating and management synergies,

- enhancement of its global competitive position, or

- increased revenues and earnings growth or other benefits to its shareholders.

If we fail to manage the further integration of the businesses of Siderca, Tamsa, Dalmine and Tenaris Global Services effectively, Tenaris's operations and financial results after the corporate reorganization and the exchange offer may be affected, both materially and adversely.

THE PROPOSED TERMS OF THE EXCHANGE OFFER MAY NOT RESULT IN A FAIR EXCHANGE OF OUR SHARES OR ADSS FOR SHARES OR ADSS OF SIDERCA OR TAMSA OR SHARES OF DALMINE.

Although the boards of directors of each of Siderca, Tamsa and Dalmine are required to state their respective positions regarding the exchange offer in accordance with applicable law, as of the date of this prospectus only the board of directors of Dalmine has stated its position in favor of the exchange offer with respect to Dalmine and indicated that the proposed ratio for the exchange of our shares for Dalmine shares is fair to Dalmine shareholders. We have no legal obligation to ensure and we can give you no assurance that our method of determining the exchange ratios will result in a fair exchange of our shares or ADSs for shares or ADSs of Siderca or Tamsa or shares of Dalmine or that they will accurately reflect the market value of our securities if and when they begin to trade.

THE EXCHANGE RATIOS ARE FIXED AND WILL NOT BE UPDATED TO REFLECT MARKET FLUCTUATIONS.

We are offering you our shares and ADSs in exchange for Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares at fixed exchange ratios, and, unless we amend the terms of the exchange offer, we will not revise these ratios upward or downward during the exchange offer based on changes in the market value of any of the securities involved. The market values of the Siderca shares and ADSs, the Tamsa shares and ADSs and the Dalmine shares at the time of the completion of the offer may vary significantly from the date of this prospectus.

THE INTERNAL REVENUE SERVICE HAS NOT BEEN AND WILL NOT BE ASKED TO RULE ON THE TAX CONSEQUENCES OF THE EXCHANGE OFFER, AND THE INTERNAL REVENUE SERVICE OR A COURT COULD DETERMINE THAT THE EXCHANGE OF SIDERCA SHARES OR ADSS, TAMSA SHARES OR ADSS OR DALMINE SHARES FOR OUR SHARES OR ADSS IS NOT TAX-FREE.

If the exchange of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares for our shares or ADSs were not to qualify as a tax-free exchange, U.S. holders that participate in the exchange offer would recognize gain or loss equal to the difference between the market value of our shares or ADSs and their tax basis in their Siderca shares or ADSs, Tamsa shares or ADSs and Dalmine shares. While there is no authority or precedent on point, Sullivan & Cromwell has rendered an opinion that subject to the conditions and limitations set forth in "Part Three--The Exchange Offer--Material Tax Considerations--U.S. tax consequences--Exchange of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares for our shares," U.S. holders that exchange Siderca shares or ADSs, Tamsa shares or ADSs and Dalmine shares for our shares or ADSs pursuant to the exchange offer should not recognize gain or loss for U.S. federal income tax purposes. The Internal Revenue Service, or IRS, however, has not been and will not be asked to rule on the tax consequences of the exchange offer, and there can be no assurance that the IRS or a court will not take a position contrary to the opinion described above.

THE LIQUIDITY OF SIDERCA, TAMSA AND DALMINE SECURITIES THAT ARE NOT TENDERED IN THE EXCHANGE OFFER MAY BE ADVERSELY AFFECTED AFTER THE EXCHANGE OFFER.

One of our objectives in launching the exchange offer is to acquire the largest possible equity interest in Siderca, Tamsa and Dalmine and to further integrate the businesses of these three companies. As of the date of this prospectus, however, we have not made a decision as to whether or how to acquire any Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares which are not tendered in the exchange offer. Therefore, after the completion of the exchange offer, untendered Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares may remain outstanding indefinitely. Even if we decide to acquire these securities in the future, a substantial period of time could elapse between the expiration of the offer and the subsequent acquisition. Any market for the remaining Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares could be less liquid than the market before the exchange offer and the market value for these securities could be substantially lower than their value before the exchange offer expires. In addition, if we acquire a sufficient number of Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares pursuant to the exchange offer, Siderca, Tamsa and Dalmine may not continue to meet the listing criteria of the exchanges on which their securities are listed. We believe that the minimum closing conditions for completion of the exchange offer will not cause Siderca and Tamsa to fail to continue to meet such listing criteria. However, the minimum closing conditions for completion of the exchange offer with respect to Dalmine, if met, could under certain circumstances, cause Dalmine to fail to continue to meet the listing criteria of the Milan Stock Exchange. In addition, although we have not made a decision in this respect, we may petition, or cause Siderca, Tamsa and Dalmine to petition, these exchanges to delist these securities, subject to applicable law. The liquidity of the Siderca shares and ADSs, the Tamsa shares and ADSs and the Dalmine shares will be further adversely affected if they are delisted.

TENARIS MAY INCUR INTEGRATION-RELATED COSTS IN CONNECTION WITH THE EXCHANGE
OFFER.

If the exchange offer is consummated, Tenaris may incur charges to operations to reflect costs associated with further integrating the operations of Siderca, Tamsa and Dalmine, and these charges could be significant. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset additional expenses over time, we cannot assure you that a net benefit will be achieved as a result of Tenaris's corporate reorganization, in the near term or at all.

THE FURTHER CONSOLIDATION OF TENARIS'S OWNERSHIP IN SIDERCA, TAMSA, DALMINE AND TENARIS GLOBAL SERVICES COULD ADVERSELY AFFECT ITS RETURN ON EQUITY.

Although Tenaris expects the further consolidation of Tenaris's ownership in Siderca, Tamsa, Dalmine and Tenaris Global Services to be accretive to its earnings after the exchange offer, the transaction could adversely affect Tenaris's return on equity if Tenaris substantially underperforms following the exchange offer.

The impact of the exchange offer on Tenaris's return on equity could adversely affect the future market price of our shares and ADSs. If you exchange your Siderca, Tamsa or Dalmine securities for the Company's securities, the Company's securities may have lower return on equity than the shares of Siderca, Tamsa or Dalmine.

YOUR OWNERSHIP AND VOTING PERCENTAGES WILL BE LOWER AFTER THE EXCHANGE OFFER.

After completion of the exchange offer, you will hold securities of a larger company than any of Siderca, Tamsa and Dalmine. Accordingly, the ownership and voting percentages of current shareholders in Siderca, Tamsa and Dalmine will be diluted from their current ownership. After completion of Tenaris's corporate reorganization, assuming all of the securities of Siderca, Tamsa and Dalmine held by their public shareholders are exchanged for our securities and based on the exchange ratios and capitalization of Siderca, Tamsa and Dalmine immediately following the exchange offer, the former public shareholders of Siderca, Tamsa and Dalmine will own securities representing:

- in the case of former public shareholders of Siderca, 22.0% of our outstanding shares;

- in the case of former public shareholders of Tamsa, 14.6% of our outstanding shares; and

- in the case of former public shareholders of Dalmine, 4.2% of our outstanding shares.

OUR CONTROLLING SHAREHOLDER MAY BE ABLE TO TAKE ACTIONS THAT DO NOT REFLECT THE WILL OR BEST INTERESTS OF OTHER SHAREHOLDERS.

As of October 18, 2002, San Faustin, a company ultimately controlled by Roberto Rocca, beneficially owned 71.17% of Siderca's outstanding voting stock, 50.77% of Tamsa's outstanding voting stock, 47.22% of Dalmine's outstanding voting stock and 100% of Tenaris Global Services. As a result, Mr. Rocca is indirectly able to elect a substantial majority of the members of the board of directors of Siderca, Tamsa and Dalmine and has the power to determine the outcome of most actions requiring shareholder approval. Since the contribution to us on October 18, 2002, of the shares beneficially owned by Mr. Rocca, Mr. Rocca has been able to elect a substantial majority of the members of our board of directors and will have the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends by us. The decisions of the controlling shareholder, including decisions with respect to the exchange offer, may not reflect the will or best interests of other shareholders.

CONTINUED MINORITY INTERESTS MAY DELAY OR ADVERSELY AFFECT THE COMPLETION OF TENARIS'S CORPORATE REORGANIZATION AND OUR ABILITY TO CARRY OUT OUR STRATEGY.

We cannot assure you that all holders of Siderca, Tamsa and Dalmine securities will tender their securities. Argentine and Italian laws do not permit us to eliminate any remaining public minority interests unless we gain control of more than 95% of the capital stock of Siderca or 98% of the capital stock of Dalmine, as applicable, while Mexican law does not permit us to eliminate any remaining public minority interests under any circumstances. Under Argentine law, if we gain control of more than 95% of the capital stock of Siderca, any minority shareholder of Siderca may require us to launch a subsequent tender offer for any remaining Siderca shares. Under Mexican law, if we gain control of more than 85% of the capital stock of Tamsa, we may be required to launch a subsequent tender offer for any remaining Tamsa shares or ADSs. Under Italian law, if we gain control of more than 90% of the capital stock of Dalmine, we will be required to launch a subsequent tender offer for any remaining Dalmine shares unless we elect to sell or otherwise dispose of, within four months of the consummation of the exchange offer with respect to Dalmine, a number of Dalmine shares sufficient to ensure regular trading of Dalmine's capital stock. We do not currently intend to sell or otherwise dispose of Dalmine's capital stock if we gain control of more than 90% of its stock. See "Part Ten--Regulatory Matters--Securities laws--Argentina," "--Mexico" and "--Italy." As a result, continued minority interests may remain after completion of the exchange offer in Siderca, Tamsa and Dalmine and may prevent us from taking actions that, while beneficial to Tenaris, might not be beneficial at the level of any of our individual subsidiaries.

RISKS RELATING TO THE SEAMLESS STEEL PIPE INDUSTRY

Holders of Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares are currently exposed to risks relating to the seamless steel pipe industry in general. If the exchange offer is successfully completed, holders of our shares and ADSs will be exposed to these same risks by virtue of our ownership positions in Siderca, Tamsa and Dalmine.

SALES AND REVENUES MAY FALL AS A RESULT OF DOWNTURNS IN THE INTERNATIONAL PRICE OF OIL.

The oil and gas industry is the largest consumer of seamless steel pipe products worldwide. This industry has historically been volatile, and downturns in the oil and gas markets adversely affect the demand for seamless steel pipe products.

Demand for these products depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of these activities depends primarily on current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and natural gas and general economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of seamless steel pipe products.

For example, toward the end of 1998, world drilling activity and consequently pipe consumption began to decline as major oil and gas companies reduced their spending budgets and investment programs in response to a sharp and sustained fall in oil prices. This situation persisted until the end of 1999, when oil prices began to rise as a result of coordinated reductions in production by major oil and gas producers and other factors. Due in part to this downward cycle in the price of oil, Siderca's sales volume of seamless steel pipes for fiscal year 2000 decreased 28% compared to fiscal year 1998, Tamsa's sales volume of seamless steel pipes for the year ended December 31, 1999, decreased 26% compared to the previous year and Dalmine's sales volume of seamless steel pipes for the year ended December 31, 1999, decreased 16% compared to the previous year. In the future, sales and revenues may again fall as a result of downturns in the international price of oil.

SALES AND REVENUES MAY FALL AS A RESULT OF FLUCTUATIONS IN INDUSTRY INVENTORY LEVELS.

Inventory levels of seamless steel pipe in the oil and gas industry can vary significantly from period to period. These fluctuations can affect the demand for our products, as customers draw from existing inventory during periods of low investments in drilling and other activities and accumulate inventory during periods of high investments. Even if the prices of oil and gas rise or remain stable, oil and gas companies may not purchase additional seamless steel pipe products or maintain their current purchasing volume.

COMPETITION IN THE GLOBAL MARKET FOR SEAMLESS STEEL PIPE PRODUCTS MAY CAUSE TENARIS TO LOSE MARKET SHARE IN PARTICULAR MARKETS AND HURT ITS SALES AND REVENUES.

The global market for the seamless steel pipe products is highly competitive, with the primary competitive factors being price, quality and service. Tenaris competes against four major exporters of premium-quality steel pipe products worldwide. In addition, a large number of producers manufacture and export generally lower quality steel pipes. These lower-end producers, particularly those from Russia, China and the Ukraine, have, at times, adversely affected Tenaris by offering products at significantly lower prices. In addition, these producers are improving the range and quality of pipes, thereby increasing their ability to compete with Tenaris. Tenaris may not continue to compete effectively against existing or potential producers and preserve their current shares of the relevant geographic or product markets. In addition, if import restrictions are imposed upon Tenaris's competitors in its domestic markets, they may increase their marketing efforts in other countries where Tenaris sells its products and thus increase the competitive pressure on Tenaris in such markets. Furthermore, because two of Tenaris's four major competitors are Japanese companies, any fall in the value of the Japanese yen relative to the U.S. dollar could make those Japanese companies more competitive.

ARGENTINA, MEXICO AND ITALY ARE REMOVING BARRIERS TO IMPORTED PRODUCTS WHICH WILL LEAD TO INCREASED COMPETITION IN THESE COUNTRIES AND MAY HURT TENARIS'S SALES AND REVENUES.

As part of the increasing globalization of major economic markets, some countries are lifting quotas and other restrictions on imports, including seamless steel pipe products, and forming trade blocs. Argentina is a member of the Mercado Comun del Sur, or Mercosur, Mexico is party to the North American Free Trade Agreement, or NAFTA, and Italy is a member of the EU. In addition, Argentina, Mexico and Italy are each party to bilateral and multilateral trade agreements (for example, Mexico's trade agreement with the EU) that remove barriers to the import of foreign products. As import barriers have fallen, the domestic markets in Argentina, Mexico and Italy for seamless steel pipe products have become more competitive. Tenaris may not be able to maintain its share of its domestic markets as foreign producers take advantage of recent trade liberalization and the future elimination of remaining barriers to foreign trade in their respective domestic markets. Furthermore, while trade liberalization may also provide Tenaris with greater access to foreign markets, increases in sales to those foreign markets may not adequately offset any loss in domestic sales arising from increased foreign competition.

AS A RESULT OF ANTIDUMPING AND COUNTERVAILING DUTY PROCEEDINGS AND OTHER IMPORT RESTRICTIONS, TENARIS MAY NOT BE ALLOWED TO SELL ITS PRODUCTS IN IMPORTANT GEOGRAPHIC MARKETS SUCH AS THE UNITED STATES.

Local producers have filed antidumping, countervailing duty actions and safeguard actions against the Tenaris companies and other producers in their home countries in several instances in the past. Some of these actions led to significant penalties, including the imposition of antidumping and countervailing duties, in the United States. Certain seamless steel products manufactured by the Tenaris companies have been and continue to be subject to such duties in the United States. Antidumping or countervailing duty proceedings or any resulting penalties or any other form of import restriction may impede Tenaris's access to one or more important export markets for its products and in the future additional markets could be closed to Tenaris as a result of similar proceedings. The U.S. market is effectively closed to some of Tenaris's principal products, limiting Tenaris's current business and potential growth in that market.

ADVERSE ECONOMIC CONDITIONS IN THE COUNTRIES WHERE TENARIS OPERATES OR SELLS ITS PRODUCTS MAY DECREASE ITS SALES AND REVENUES.

Producers of seamless steel pipe products, including Tenaris, are exposed to adverse economic conditions in the countries where they operate or sell their products. The economies of these countries are in different stages of socioeconomic development. Consequently, like other companies with significant international operations, Tenaris is exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments in the countries in which it operates or that may adversely affect sales volume or revenues from exports and, as a result, its financial condition and results of operations. For example, recent adverse political and economic developments in Argentina, one of Siderca's most important markets, and Venezuela, one of Tamsa's most important markets, have already had an adverse impact on Siderca's and Tamsa's sales in those countries. In addition, because we will operate or sell our products in a greater number of countries than any of Siderca, Tamsa or Dalmine, holders of securities in these companies will be exposed to certain country-specific risks they were not previously exposed to.

CONSOLIDATION AMONG OIL AND GAS COMPANIES MAY FORCE TENARIS TO REDUCE ITS PRICES AND HURT ITS PROFITS.

A large percentage of Tenaris's sales are directed to international oil and gas companies. Recently, oil and gas companies throughout the world have experienced a high level of consolidation which has reduced the number of companies dedicated to providing these services. To the extent this consolidation trend continues, the surviving companies may enjoy significant bargaining power that could affect the prices of Tenaris's products and services.

FLUCTUATIONS IN THE COST OF RAW MATERIALS AND ENERGY MAY HURT TENARIS'S PROFITS.

The manufacturing of seamless steel pipe products requires substantial amounts of raw materials and energy from domestic and foreign suppliers. The availability and price of a significant portion of the raw materials and energy required by Tenaris are subject to government regulation and market conditions affecting supply and demand that can affect their continuity and cost of production. Increased costs of production may not be recoverable through increased product prices, and could adversely affect Tenaris's profitability.

TENARIS'S INABILITY TO REDUCE SOME OF ITS COSTS IN RESPONSE TO LOWER SALES VOLUME MAY HURT ITS PROFITS.

Like other manufacturers of steel-related products, the Tenaris companies have fixed and semi-fixed costs that cannot adjust rapidly to fluctuations in the demand for their products. Tenaris estimates that Siderca's fixed and semi-fixed costs (excluding depreciation and amortization) represented approximately 9% of its total costs in the first half of 2002, 13% in fiscal year 2001 and 11% for the transition period ended December 31, 2001, Tamsa's fixed and semi-fixed costs represented approximately 17% of its total costs in the first half of 2002 and 15% in 2001 and Dalmine's fixed and semi-fixed costs represented approximately 16% of its total costs both in the first half of 2002 and in 2001. If demand for Tenaris's products falls significantly, these costs may adversely affect Tenaris's profitability.

POTENTIAL ENVIRONMENTAL, PRODUCT LIABILITY AND OTHER CLAIMS MAY CREATE SIGNIFICANT LIABILITIES FOR TENARIS THAT WOULD HURT ITS NET WORTH.

Tenaris's oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling and transportation activities, which are subject to inherent risks, including well failures, line pipe leaks and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in the loss of hydrocarbons, environmental liabilities, personal injury claims and property damage. Correspondingly, defects in specialty tubing products could result in death, personal injury, property damage, environmental pollution or damage to equipment and facilities. Tenaris warrants the oilfield products and specialty tubing products it sells or distributes in accordance with customer specifications. Actual or claimed defects in its products may give rise to claims against Tenaris for losses and expose it to claims for damages. The insurance maintained by Tenaris may not be adequate or available to protect it in the event of a claim or its coverage may be canceled or otherwise terminated.

THE COST OF COMPLYING WITH ENVIRONMENTAL REGULATIONS AND PAYING UNFORESEEN ENVIRONMENTAL LIABILITIES MAY INCREASE TENARIS'S OPERATING COSTS OR HURT ITS NET WORTH.

The Tenaris companies are subject to a wide range of local, provincial and national laws, regulations, permits and decrees in their respective jurisdictions relating to the protection of human health and the environment. In Argentina, Italy, Mexico, Venezuela, Brazil, Canada and Japan, Tenaris will continue to incur expenditures to comply with those regulations. The expenditures necessary for Tenaris to remain in compliance with environmental laws and regulations, including site or other remediation costs, or unforeseen environmental liabilities, could have a material adverse effect on its financial condition and results of operations.

RISKS RELATING TO TENARIS'S BUSINESS

IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGY, TENARIS'S ABILITY TO GROW AND COMPETITIVE POSITION MAY SUFFER.

We plan to continue implementing Tenaris's business strategy of further integrating the operating and marketing activities of the Tenaris companies, developing value-added services and continuing to pursue strategic acquisition opportunities. As part of this business strategy, Tenaris established business units to coordinate the commercial activities of the Tenaris companies and recently made acquisitions in Japan and Canada. Any of these components or Tenaris's overall business strategy may not be successfully implemented. Even if we successfully implement Tenaris's business strategy, it may not yield the desired goals. For example, we may fail to find suitable acquisition targets or to consummate those acquisitions under favorable conditions, or we may be unable to successfully integrate any acquired businesses into our operations.

RECENT AND FUTURE ACQUISITIONS AND STRATEGIC PARTNERSHIPS MAY DISRUPT TENARIS'S OPERATIONS AND HURT ITS PROFITS.

In the past five years, Tenaris has acquired interests in various companies and engaged in strategic partnerships. Tenaris has invested in NKKTUBES K.K., or NKKTubes, Algoma Tubes Inc., or AlgomaTubes, Confab Industrial, S.A., or Confab, and Tubos de Acero de Venezuela S.A., or Tavsa. Tenaris may not be successful in its plans regarding the operation of these companies and strategic partnerships or they could be affected by developments affecting Tenaris's partners. For example, on September 27, 2002, Tenaris's partner in NKKTubes consummated a business combination with one of Tenaris's principal competitors through which they became subsidiaries of a newly-formed holding company, and the new company is expected to continue operating that competitor's seamless steel pipe business in competition with NKKTubes. See "Part Four--Information about Tenaris--Business--Competition--Global market--Japan." We will continue to actively consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our acquisition and partnership activities may not perform in accordance with our expectations and could adversely affect Tenaris's operations and profitability.

OUR ABILITY TO PAY CASH DIVIDENDS DEPENDS ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF OUR SUBSIDIARIES AND MAY BE RESTRICTED BY LEGAL, CONTRACTUAL OR OTHER LIMITATIONS.

We will conduct all of our operations through subsidiaries. Dividends or other intercompany transfers of funds from our subsidiaries are expected to be our primary source of funds to pay our expenses and dividends. While we do not anticipate conducting operations at the holding company level, any expenses that we incur, in excess of minimum levels, that cannot be otherwise financed will reduce amounts available to be distributed to our shareholders. This may result in us not being able to pay a cash dividend on our shares or ADSs. The ability of our subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial conditions and may be restricted by, among other things, applicable corporate and other laws and regulations (including those imposing exchange controls or transfer restrictions, such as the transfer restrictions currently in effect in Argentina) and agreements and commitments of such subsidiaries. In addition, our ability to pay dividends will be subject to legal and other requirements and restrictions at the holding company level. For example, on October 18, 2002, our board of directors resolved that only a portion (approximately USD127.5 million) of the value of Sidertubes' first contribution to us would be allocated to the freely-distributable issuance premium out of which the Company may pay dividends. See "Part Three--The Exchange Offer--Market Price and Dividends" and "Part Four--Information about Tenaris--Related Party Transactions--Corporate reorganization transactions."

TENARIS'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED BY MOVEMENTS IN EXCHANGE RATES.

The Tenaris companies have primarily U.S. dollar-denominated revenues and a significant portion of their costs are denominated in local currency. As a result, movements in the exchange rate of the U.S. dollar against their respective local currencies can have a significant impact on Tenaris's revenue, results and financial condition. A rise in the value of the local currencies relative to the U.S. dollar will increase Tenaris's relative production costs, thereby creating a competitive disadvantage for Tenaris relative to some of its competitors. Conversely, a decrease in the value of the local currencies relative to the U.S. dollar will decrease their relative production costs, as has happened in Argentina beginning in January 2002.

TENARIS'S RELATED PARTY TRANSACTIONS WITH MEMBERS OF THE TECHINT GROUP MAY NOT ALWAYS BE ON TERMS AS FAVORABLE AS THOSE THAT COULD BE OBTAINED FROM UNAFFILIATED THIRD PARTIES.

Some of Tenaris's sales and purchases are made to and from other Techint group companies. These sales and purchases are primarily made in the ordinary course of business and we believe that they are made on terms no less favorable than those Tenaris could obtain from unaffiliated third parties. Tenaris will continue to engage in related party transactions in the future, but no assurance can be given that these transactions will be on terms as favorable as those that could be obtained from unaffiliated third parties.

TENARIS'S SALES OF WELDED STEEL PIPE PRODUCTS ARE VOLATILE AND DEPENDENT ON SPECIFIC PROJECTS.

Tenaris's sales of welded products depend substantially on securing contracts to supply major pipeline projects and fluctuate significantly from year to year based on the number of active pipeline projects under contract and their rate of progress. For example, in 2000, demand for Tenaris's welded products was substantially below levels of previous years due to the postponement of several regional gas pipeline projects. Tenaris's welded pipe revenues may fluctuate significantly in future years depending on its success at winning large supply contracts or if specific projects are postponed or delayed due to adverse economic, political or other factors.

ANY DECLINE IN PURCHASES BY TAMSA'S LARGEST CUSTOMER MAY HURT TENARIS'S SALES AND REVENUES IN THE FUTURE.

Tamsa enjoys a strong relationship with Petroleos Mexicanos, or Pemex, one of the world's largest crude oil and condensates producers. Pemex has been Tamsa's single largest customer. Sales to Pemex, including drilling companies contracted by Pemex, as a percentage of Tamsa's total sales volume, amounted to 11.3% in 2001. The volume of sales to Pemex has fluctuated historically and may continue to fluctuate in the future in response to diverse factors, such as changes in the amounts budgeted by Pemex for exploration and production and changes in drilling activity by Pemex or the drilling companies contracted by Pemex, as they may not maintain their current volume of purchases of Tamsa's products. The loss of Pemex as a customer or a reduction in the volume of sales to Pemex (or drilling companies contracted by Pemex) would have a material adverse effect on Tamsa's results of operations and, consequently, on Tenaris.

TAMSA MAY CONTINUE TO LOSE THE VALUE OF ITS INVESTMENT IN SIDERURGICA DEL ORINOCO, C.A., OR SIDOR, AND BE REQUIRED TO MAKE PAYMENTS UNDER GUARANTEES, WHICH WOULD HAVE A NEGATIVE IMPACT ON TENARIS'S NET WORTH.

In January 1998, an international consortium of companies, the Consorcio Siderurgia Amazonia Ltd., or Amazonia, purchased a 70.0% equity interest in Sidor from the Venezuelan government. Tamsider LLC, Tamsa's wholly-owned subsidiary, had an initial 12.5% equity interest in Amazonia, which increased to 14.1% in March 2000, as a result of additional investments as described below. As of October 18, 2002, Tamsider's equity interest in Amazonia remained at 14.1%. The Venezuelan government continues to own a 30% equity interest in Sidor.

Sidor has experienced significant financial losses and other problems since its acquisition by Amazonia in January 1998, despite a significant reduction in Sidor's workforce and management's efforts to improve the production process and reduce operating costs. In 1999, due to negative conditions in the international steel market, a sustained and intensifying domestic recession in Venezuela, deteriorating conditions in the credit markets, an increase in the value of the Venezuelan currency relative to the U.S. dollar and other adverse factors, Sidor and Amazonia incurred substantial losses and were unable to make payments due under loan agreements with their respective creditors. In 2000, these loan agreements were restructured. Despite continued efforts by Sidor's management to improve technology and optimize production levels, in late 2001, Sidor and Amazonia were again unable to make payments due under the restructured loan agreements, due to a continuation and aggravation of the same negative factors described above accompanied by increased competition from steel imports in Venezuela. Sidor and Amazonia are currently involved in discussions with their creditors and the Venezuelan government regarding a possible restructuring of their loan agreements. As of June 30, 2002, Sidor had approximately USD1.4 billion of long-term indebtedness (secured in part by fixed assets valued at USD827 million as determined at the time Sidor's loans were restructured in March 2000), and Amazonia had approximately USD284 million of long-term indebtedness as of June 30, 2002, compared to approximately USD253 million as of December 31, 2001. We cannot give you any assurance as to whether Sidor or Amazonia will succeed in restructuring their existing indebtedness, or whether their respective lenders will choose to accelerate any defaulted indebtedness in accordance with the terms of the applicable loan agreements or foreclose on any of the assets of Sidor or Amazonia pledged as collateral.

As a result of the adverse trends discussed above, Tamsider made additional capital contributions to Amazonia, resulting from the restructuring concluded in 2000, while recording significant losses in the value of its investment. In addition to its initial capital contribution of USD87.8 million, Tamsider was required to make capital contributions in the amount of USD36.1 million (of which USD18.0 million took the form of a convertible subordinated loan to Amazonia, as described below) in connection with the restructuring of Amazonia's loan agreements in 2000. The value of Tamsider's investments (as recorded in Tamsa's consolidated financial statements) has decreased significantly since 1998, from MXP883,881 thousand as of December 31, 1998, to MXP409,882 thousand as of December 31, 1999, MXP630,970 thousand as of December 31, 2000, MXP231,319 thousand as of December 31, 2001 and MXP206,103 thousand as of June 30, 2002. Tamsa's results for December 31, 2001, and June 30, 2002, include an allowance for the investments in Amazonia in the amount of MXP140,744 thousand, and MXP9,253 thousand, respectively. Further losses and provisions may be recorded in respect of Tamsider's investment in Amazonia and we cannot predict whether Tamsider will make additional capital contributions as a condition to successfully negotiating a restructuring of Sidor's or Amazonia's existing indebtedness.

In addition to the risk of further losses in the equity value of its investment, Tamsider has significant exposure in respect of its investment in Amazonia under several agreements and guarantees. Set forth below is a description of the nature and extent of the exposure, as well as of these agreements and guarantees. We cannot give you any assurance as to whether Tamsider will be required to make payments or otherwise incur losses under these agreements and guarantees.

- The Sidor purchase agreement between Amazonia and the Venezuelan government requires the shareholders of Amazonia, including Tamsider, to indemnify the government for breaches by Amazonia of the purchase agreement up to a maximum amount of USD150 million. In connection with this indemnity, the shareholders of Amazonia are required to maintain a performance bond (which Tamsa has guaranteed directly) for five years, beginning in 1998, in the amount of USD150 million during the first three years, USD125 million in the fourth year and USD75 million in the fifth year. Tamsider's maximum liability under the indemnity would be USD18.8 million, as its obligations with respect to the indemnity are proportional to its initial 12.5% equity interest in Amazonia.

- The Sidor purchase agreement further requires the shareholders of Amazonia to guarantee, also on a proportional basis, the principal and a portion of the interest payable under a loan made to Sidor by the Venezuelan government. Tamsider's maximum liability under the guarantee, which continues to apply to the loan as restructured in 2000, is USD95.4 million.

- The loan agreement between Amazonia and a group of private lenders (the proceeds of which were used by Amazonia to finance the acquisition of its equity interest in Sidor), required the shareholders of Amazonia, including Tamsider, to pledge their shares in Amazonia as security and also required Amazonia to pledge its shares in Sidor as security. These pledges continue to apply to the loan as restructured in 2000.

- As discussed above, in connection with the restructuring of Amazonia's loan agreements in 2000, the shareholders of Amazonia, including Tamsider, were required to make additional capital contributions in part by making subordinated loans convertible into additional shares of Amazonia. Tamsider made a subordinated loan of USD18 million to Amazonia as a result of this requirement.

- Also in connection with the restructuring of Amazonia's loan agreements in 2000, the parent companies of several shareholders of Amazonia, including Tamsider, were required to enter into a put agreement pursuant to which they agreed to purchase, upon certain conditions and in no case prior to December 31, 2007, up to USD25 million in loans payable by Amazonia to its private lenders. The shareholders of Amazonia also delivered a letter to these lenders contemplating the possibility of additional capital contributions of up to USD20 million in the event of extreme financial distress at Sidor. Tamsa's obligations under the put agreement, and Tamsider's share of any capital contribution under the letter, are limited in proportion to its interest in Amazonia when the put is exercised or the contribution is made. Based on Tamsider's current 14.1% equity interest in Amazonia, Tamsa's aggregate liability under the put agreement would be limited to a maximum of USD3.5 million and Tamsider's share of any capital contribution under the letter would be limited to a maximum of USD2.8 million.

DALMINE'S SIGNIFICANT INDEBTEDNESS COULD LIMIT ITS ABILITY TO COMPETE EFFECTIVELY IN THE FUTURE OR TO OPERATE SUCCESSFULLY UNDER ADVERSE ECONOMIC CONDITIONS.

As of June 30, 2002, Dalmine had total indebtedness of E334.5 million, including short-term financial indebtedness and current maturities of long-term financial debt of E142.8 million. Dalmine's percent of net liabilities to capitalization was approximately 67% as of June 30, 2002. Dalmine's amount of total financial debt presents the risk that Dalmine might not have sufficient cash to service its indebtedness or might not have access to the capital or bank markets to refinance its indebtedness or incur additional indebtedness and that Dalmine's leveraged capital structure could limit its ability to finance acquisitions, capital expenditures or additional projects to compete effectively in the future or to operate successfully under adverse economic conditions. Dalmine is not currently in violation of any financial covenant under any of its loan facilities.

DALMINE'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND NET WORTH MAY SUFFER AS A RESULT OF A LAWSUIT IN GREAT BRITAIN.

A consortium led by BHP Petroleum Limited, or BHP, has sued Dalmine before the Commercial Court of the High Court of Justice Queen's Bench Division of London in connection with alleged defects in pipe manufactured by Dalmine for use in constructing a submarine gas pipeline. BHP has alleged inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court's judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP will be determined in a separate proceeding. Dalmine's petition to the trial court for leave to appeal its judgment was denied, but on August 5, 2002, the Court of Appeals granted Dalmine leave to appeal the trial court's judgment. The appeal will be heard and the Court of Appeals' judgment is expected to be issued in 2003. BHP has indicated in court proceedings that it will seek damages of approximately 35 million British pounds to cover the cost of replacing the pipeline. In addition, although neither party has yet presented evidence with respect to these damages, BHP has indicated that it will also seek damages of approximately 39 million British pounds to cover investigation and related costs and approximately 140 million British pounds to cover the cost of deferred revenues assessed by reference to the prevailing oil price at the day of judgment. Subsequent to the court's recent judgment in favor of BHP on the issue of liability, BHP has petitioned the court for an interim judgment of damages in the amount of approximately 37 million British pounds to cover the cost of replacing the pipeline.

On July 31, 2002, Dalmine agreed to pay BHP15 million British pounds (approximately E23 million) in interim damages. The court is expected to hear arguments regarding, and issue its final judgment on, total damages in 2003.

Dalmine has created a provision in the amount of E45 million in its results for 2001 to account for probable losses as a result of BHP's lawsuit, which had a substantial adverse effect on its earnings for the year. The amount of this provision relates mostly to BHP's claim for direct damages of approximately 35 million British pounds incurred to replace the damaged pipeline. As the proceedings for the determination of damages have not yet been substantially completed, Dalmine is not currently in a position to make an estimate of the possible loss or range of loss, if any, in excess of the amount currently accrued in its financial statements as of June 30, 2002.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands B.V. (the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized) believes that, under the Dalmine privatization contract, Techint Investments should be entitled to recover from Fintecna S.p.A., an Italian state-owned corporation whose indirect predecessor formerly owned Dalmine, on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract), 84.08% of any damages it may be required to pay BHP. Techint Investments has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of E13 million. Techint Investments disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP's lawsuit against Dalmine.

If Dalmine were required to pay damages to BHP substantially in excess of its provision of E45 million (including consequential damages or deferred revenues), and those damages were not reimbursed to Dalmine by Fintecna, Dalmine's (and, consequently, Tenaris's) results of operations, financial condition and net worth would be further materially and adversely affected.

RISKS RELATING TO ARGENTINA AND MEXICO

Holders of Siderca shares and ADSs are currently exposed to country-specific risks relating to developments in Argentina and Mexico, while holders of Tamsa shares and ADSs are currently exposed to country-specific risks relating to developments in Mexico but not in Argentina, and holders of Dalmine shares are not currently exposed to country-specific risks relating to developments in either Argentina or Mexico. If the exchange offer is completed, holders of our shares and ADSs will be exposed to all these risks.

NEGATIVE ECONOMIC, POLITICAL AND REGULATORY DEVELOPMENTS IN ARGENTINA MAY HURT SIDERCA'S FINANCIAL CONDITION, REVENUES AND SALES VOLUME AND DISRUPT ITS MANUFACTURING OPERATIONS, THEREBY ADVERSELY AFFECTING TENARIS'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Many of Siderca's manufacturing operations and assets are located in Argentina, and approximately one third of Siderca's sales have historically been made in Argentina. Siderca's business may be materially and adversely affected by economic, political and regulatory developments in Argentina. The discussion of recent developments in Argentina that follows was mainly derived from information filed by the Argentine government with the SEC and statements of Argentine public officials. Additional information about these risks is available in Siderca's report on Form 20-F for the transition period ended on December 31, 2001, which is incorporated by reference into this prospectus.

- Economic and political situation. After decades of major volatility, with periods of low or negative economic growth, inflation reaching three and even four digit levels and repeated devaluations of the Argentine currency, in 1991 the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, whose centerpiece was the "Convertibility Law." The Convertibility Law fixed the exchange rate at one Argentine peso per U.S. dollar and required that the Argentine Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. As a result, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. Nevertheless, starting in the fourth quarter of 1998, the Argentine economy entered into a recession which led to a cumulative drop in the gross domestic product in excess of 8% and a deterioration of other variables such as GDP per capita, unemployment rate and tax collections by the end of 2001.

  In the second half of 2001, this sustained deterioration culminated in severe social, monetary and financial turmoil and the resignation of President de la Rua on December 21, 2001. After three interim presidents in rapid succession, Senator Eduardo Duhalde, a member of the opposition Peronist party, was elected by the Legislative Assembly and assumed the presidency on January 2, 2002. The Duhalde administration quickly adopted a series of emergency measures, including:

  - ratifying the suspension of payments on a significant portion of Argentina's sovereign external debt declared on December 23, 2001;

  - ending the Convertibility Law and establishing a framework for the resulting devaluation of the Argentine peso;

  - converting U.S. dollar-denominated debts and bank deposits into Argentine peso-denominated debts and bank deposits at exchange rates of ARP1.00 or ARP1.40 per U.S. dollar depending on the financial instrument;

  - restructuring bank deposits and continuing or expanding restrictions on bank withdrawals (including a freeze on withdrawals from U.S. dollar accounts) and transfers abroad;

  - introducing legislation requiring U.S. dollar revenues from export sales of Argentine products to be repatriated and exchanged for Argentine pesos at a free-floating exchange rate;

  - enacting an amendment to the Argentine Central Bank's charter to allow it to print currency in excess of the amount of foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems; and

  - imposing a 5% tax on exports of manufactured goods and a 20% tax on oil exports (the tax on oil exports has recently been reduced to 5% and gasoline is no longer taxed).

On July 2, 2002, the Duhalde administration announced it would bring forward by six months, to March 2003, the date of Argentina's next general election. As a result, Argentina is expected to have a new president beginning in May 2003.

The recent political and economic instability has significantly curtailed commercial and financial activities in Argentina and blocked the country's access to international financing. This recessionary environment has been further complicated by the reluctance of the International Monetary Fund, or the IMF, and other lenders to provide any significant financial aid until a sustainable economic program has been presented. In addition, the degree of internal support for the new Argentine government currently seems uncertain. These factors have also affected the ability of the Argentine government to implement the reforms to restore stability, economic growth and public confidence.

Among other factors, this uncertainty and Argentina's past experiences prior to the Convertibility Plan of 1991 have resulted in a general loss of public confidence which has led to a devaluation of the Argentine peso, resurgent inflation (the WPI increased by 121.3% in the first nine months of 2002) and a weakening of the Argentine financial system due to the massive deposits withdrawal (partially contained by the imposition of the restrictions on bank withdrawals).

- Siderca's business environment. The current crisis and the Argentine government's response to it have affected the country's economy and, by extension, Siderca's business and operations. For example, Siderca exports a very large percentage of its products and accepts payment in U.S. dollars. Until current emergency measures are removed or revised, Siderca is required to repatriate any U.S. dollars collected in connection with these exports (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the conversion date. This requirement subjects Siderca to exchange rate fluctuations and generates additional transactional costs. Also, under current emergency measures, the Argentine Central Bank is requiring up to 360 days to approve payments abroad for some products imported into Argentina. While Siderca has attempted to mitigate any potential impact of this requirement by establishing a trust fund outside Argentina to pay for imported products, the Argentine government may take steps in the future to prohibit or severely reduce the effectiveness of this mechanism.

  Siderca has also experienced reduced domestic sales in the last quarter of 2001 and the first six months of 2002 (which it expects to continue in the foreseeable future) fueled by the economic slowdown and the export tariffs imposed on the oil sector, which have impacted its local customers' investment programs. Furthermore, the 5% tax on Siderca's exports and any additional taxes or surcharges on Siderca's products the Argentine government may choose to impose in the future, represent an additional burden on Siderca's results of operation.

- Government control of the economy. The Argentine government has historically exercised significant influence over the economy. Due to the current Argentine crisis, since December 2001, the Argentine government has promulgated numerous far-reaching and sometimes ambiguous laws and regulations affecting the economy. We cannot assure you that laws and regulations currently governing the economy will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect Siderca's business, financial condition or results of operations.

Due to the current social and political crisis, investing in companies with Argentine operations entails risks of loss resulting from:

- nation-wide protests, road blockades, rioting, widespread social unrest and strikes;

- potential interruptions in the supply of electricity, gas or other utilities;

- expropriation, nationalization and forced renegotiation or modification of existing contracts;

- restrictions on repatriation of investments and transfer of funds (including dividend payments) abroad;

- exchange and price controls;

- taxation policies, including royalty and tax increases; and

- changes in Argentine laws and policies affecting foreign trade, taxation and investment.

 Several of the recent steps taken by the Argentine government as described above may have had and could continue to have an adverse effect on the ability of Siderca to make payment of dividends or other amounts to its equity holders. Pursuant to recent decrees and implementing regulations of the Argentine Central Bank, Argentine individuals and companies, including Siderca, are subject to restrictions on the making of certain transfers of funds abroad and to the prior approval of the Argentine Central Bank. Accordingly, unless the restriction on transfers of U.S. dollars outside Argentina is removed or revised, Siderca is unlikely to be able to transfer funds in U.S. dollars outside Argentina for the purpose of making payments of dividends or other amounts.

 Holders of Siderca ADSs have already been adversely affected by these risks. On December 4, 2001, Siderca distributed a dividend consisting of cash and shares of Siderar S.A.I.C. Instead of distributing the unregistered Siderar shares directly to holders of the ADSs, the depositary, pursuant to the Siderca ADR deposit agreement, chose to liquidate the Siderar shares in the Argentine market and deliver the cash proceeds to holders of Siderca ADSs. Due to the Argentine government's emergency measures, however, the depositary has not yet been able to transfer out of Argentina either the ADS holders' cash payments or the proceeds from the sale of the Siderar shares. The depositary has made application to the Argentine Central Bank to permit those funds to be transferred outside Argentina but has not yet received authorization to do so. The Argentine Central Bank has not yet responded to the depositary's application, which is required under the Argentine government's emergency measures in order to make certain transfers of U.S. dollars out of Argentina. Neither Siderca nor the depositary can provide any estimates as to when, if ever, the Argentine Central Bank will respond to the depositary's application. Until such time, if ever, that the Argentine Central Bank approves the depositary's application, holders of Siderca's ADSs will be unable to receive any of the cash proceeds relating to Siderca's December 4, 2001 dividend.

NEGATIVE ECONOMIC, POLITICAL AND REGULATORY DEVELOPMENTS IN MEXICO MAY HURT TAMSA'S DOMESTIC SALES VOLUME AND DISRUPT ITS MANUFACTURING PROCESS, THEREBY ADVERSELY AFFECTING TENARIS'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Most of Tamsa's manufacturing operations and assets are located in Mexico and a substantial portion of its sales are made in Mexico. Tamsa's business may be affected by economic, political and regulatory developments in Mexico. The discussion of recent developments in Mexico that follows was mainly derived from information recently filed by the Mexican government and Pemex with the SEC.

- Economic situation. Beginning in December 1994, and continuing through 1995, Mexico experienced an economic crisis characterized by exchange rate instability, a devaluation of the Mexican peso, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, reduced consumer purchasing power and high unemployment. In response to the economic crisis, the Mexican government implemented broad economic reform programs which improved economic conditions in 1996 and 1997. However, a combination of factors led to a reduction of Mexico's economic growth in 1998, including the economic crises in Asia, Russia, Brazil and other emerging markets that began in late 1997.

 In 1999, GDP grew by 3.6% and in 2000, by 6.6%. The Mexican government estimates that GDP decreased by 0.3% in 2001. During 2001, the Mexican economy experienced a slowdown, which was mainly due to a decline in global and domestic consumption. The Mexican government currently estimates that GDP will grow by 1.6% in real terms in 2002. A deterioration in Mexico's economic conditions may adversely affect Tamsa's business, results of operations, financial condition, liquidity or prospects.

- Impact of significant inflation and interest rates. In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Mexican consumer price index, was 12.3% for 1999, 9.0% during 2000 and 4.4% in 2001. Banco de Mexico, or the Mexican Central Bank, currently estimates that the annual rate of inflation for 2002, as measured by changes in the Mexican consumer price index, will be 4.7%, which is above the official target established for the year of 4.5%. Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 21.29% during 1999, 15.27% in 2000, 11.26% in 2001, and 6.93% for the first six months of 2002.

 If inflation in Mexico is not maintained within the government's projections, the Mexican economy and, consequently, Tamsa's financial condition and results of operations may be adversely affected.

- Price controls. Seamless steel pipe products, like most products in Mexico, historically were subject to price controls imposed by the Mexican government. Although seamless steel pipe prices were officially decontrolled in September 1989, the Mexican government maintained other price restrictions until August 1990 as an inflation reduction measure. In 1995, as part of its response to the Mexican economic crisis, the Mexican government sought to minimize inflation by promoting the gradual implementation of domestic price increases. Currently, domestic steel pipe prices are not regulated; if any price control regulations were reimposed in the future, Tamsa's sales revenues may be adversely affected.

- Government control of the economy. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican government actions concerning the economy may have adverse effects on private sector entities in general and on Tamsa in particular. Further, the Mexican government exercises significant influence over Pemex and its budget for exploration, which largely determines the volume of Pemex's purchase of seamless steel pipe products from Tamsa. Economic plans of the Mexican government in the past have not, in many respects, fully achieved their objectives, and these and other economic plans of the Mexican government may not achieve their stated goals. Similarly, it is not possible to determine what effect those plans or their implementation will have on the Mexican economy or on Tamsa's financial condition or results of operations.

- Political events. Mexican political events may also affect Tamsa's financial condition and results of operations and the performance of securities issued by Mexican companies. The Mexican political environment is in a period of change. In July 2000, Vicente Fox, a member of the Partido Accion Nacional, or National Action Party or PAN, the oldest opposition party in the country, won the Presidential election. He took office on December 1, 2000, ending 71 years of rule by the Partido Revolucionario Institucional, or Institutional Revolutionary Party or PRI. In addition, parties opposed to the PRI increased their representation in the Mexican Congress, and, as a result, the PRI lost its congressional majority. Currently, no party has a working majority in either house of the Mexican Congress, which has made governability and the passage of legislation more difficult. The next major federal election will be held in July 2003, when all seats in the Chamber of Deputies will be at stake. The Senate will maintain its current composition until 2006. If neither the PAN (which currently holds 206 of the 500 seats), nor the PRI (which currently holds 211 of the 500 seats) gains a working majority in the Chamber of Deputies, problems of gridlock will persist in both houses of the Mexican Congress.

RISKS RELATING TO OUR SHARES AND ADSS

THERE HAS BEEN NO PUBLIC MARKET FOR OUR SHARES AND ADSS.

Our shares and ADSs will be a new issue of securities, with no established trading market or history. We cannot give you any assurance that our shares and ADSs will enjoy liquidity similar to or greater than the Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares we are seeking to acquire pursuant to the exchange offer and we cannot predict at what prices our shares and ADSs will trade. In particular, we cannot assure you that you will be able to resell our shares or ADSs at or above the trading price of your Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares at the time you tendered them pursuant to the exchange offer. We cannot assure you that our market capitalization will not be less than the combined aggregate market capitalization of Siderca, Tamsa and Dalmine.

THE TRADING PRICE OF OUR SHARES AND ADSS MAY SUFFER AS A RESULT OF LOWER LIQUIDITY IN THE ARGENTINE AND MEXICAN EQUITY MARKETS.

We have been approved, subject to the satisfaction of certain requirements, to list our shares on several exchanges after the exchange offer, including the Buenos Aires Stock Exchange and the Mexican Stock Exchange, and the liquidity of our ADSs on the NYSE will be determined in part by the liquidity of our shares on the Buenos Aires Stock Exchange and the Mexican Stock Exchange. The Argentine and Mexican equity markets are less liquid than that of the United States and other major world markets.

Prices in publicly-traded Argentine equity securities have been more volatile than in many other markets, despite an increase in total capitalization from USD44.7 billion as of December 31, 1996, to USD165.8 billion as of December 31, 2000, to USD192.5 billion as of December 31, 2001, and USD104.8 billion as of June 28, 2002. The average volume of shares traded daily on the Buenos Aires Stock Exchange decreased from USD125.3 million in 1996 to USD37.0 million in 1999, and further decreased to USD24.1 million in 2000, USD17.4 million in 2001 and USD7.4 million in the first six months of 2002, due to the decrease in capital inflows in 1999, 2000, 2001 and the first six months of 2002.

Prices in publicly-traded Mexico equity securities have been more volatile than in many other markets, despite an increase in total capitalization from USD106.8 billion as of December 31, 1996, to USD126.6 billion as of December 31, 2001, and USD114.4 billion as of June 28, 2002. The average daily trading volume of shares included in the principal equity index on the Mexican Stock Exchange decreased from USD144.6 million in 1996 to USD137.8 million in 1999, increased to USD165.1 million in 2000 and decreased to USD150.9 million in 2001 and USD100.6 million in the first six months of 2002, due to the fluctuation in capital inflows in 1999, 2000, 2001 and the first six months of 2002.

THE TRADING PRICE OF OUR SHARES AND ADSS MAY SUFFER AS A RESULT OF DEVELOPMENTS IN EMERGING MARKETS.

Although we are organized as a Luxembourg corporation, a substantial portion of our assets and operations will be located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by economic and market conditions in emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Argentina, Brazil, Venezuela and Mexico. In late October 1997, prices of Latin American debt securities and Latin American equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Latin American securities were adversely affected by the economic crises in Russia and in Brazil.

IN DECIDING WHETHER TO PURCHASE, HOLD OR SELL OUR SHARES OR ADSS, YOU MAY NOT BE ABLE TO ACCESS AS MUCH INFORMATION ABOUT US AS YOU WOULD IN THE CASE OF A U.S. COMPANY.

A principal objective of the securities laws of Luxembourg, like those of the United States, is to promote the full and fair disclosure of all material information. There may, however, be less publicly available information about Luxembourg issuers of securities than is regularly published by or about U.S. issuers. Further, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporations laws in the United States.

HOLDERS OF OUR ADSS MAY ENCOUNTER DIFFICULTIES IN THE EXERCISE OF DIVIDEND AND VOTING RIGHTS.

You may encounter difficulties in the exercise of some of your rights as a shareholder if you hold ADSs rather than ordinary shares. If we make a distribution in the form of securities and you have the right to acquire a portion of them, the depositary is allowed, in its discretion, to sell on your behalf that right to acquire those securities and instead distribute the net proceeds to you. Also, under some circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary on how to vote for you.

HOLDERS OF OUR ADSS IN THE UNITED STATES MAY NOT BE ABLE TO EXERCISE PREEMPTIVE RIGHTS IN CERTAIN CASES.

Under our articles of association, we are generally required, in the event of a capital increase, to offer rights to our existing shareholders to subscribe for a number of shares sufficient to maintain the holders' existing proportionate holdings of shares of that class. We may, however, issue shares without preemptive rights, if the newly-issued shares are issued for consideration other than money, are issued as compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliates, or are issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliates. Furthermore, holders of our ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for ordinary shares underlying their ADSs unless additional ordinary shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, with respect to those rights or an exemption from registration is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with the exercise by holders of ADSs of the preemptive rights for ordinary shares underlying their ADSs and any other factors we consider appropriate at the time and then to make a decision as to whether to register additional ordinary shares and ADSs. We may decide not to register any additional ordinary shares or ADSs, requiring a sale by the depositary of the holders' rights and a distribution of the proceeds thereof. Should the depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

IT MAY BE DIFFICULT TO ENFORCE JUDGMENTS AGAINST US IN U.S. COURTS.

We are a corporation organized under the laws of Luxembourg, and most of Tenaris's assets are located in Argentina, Mexico and Italy. Furthermore, most of our directors and officers and some experts named in this prospectus reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or some experts or to enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in Luxembourg, Argentine, Mexican and Italian courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Luxembourg, Argentine, Mexican and Italian courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

                                   PART THREE
                               THE EXCHANGE OFFER

REASONS FOR THE EXCHANGE OFFER

The exchange offer is a key component of our strategy to reorganize Tenaris's investments in the steel pipe sector, further establish Tenaris as a global company, and better position it to capitalize on future growth opportunities. Through Tenaris's corporate reorganization and the exchange offer, we intend to consolidate Tenaris's operations in the steel pipe sector, currently carried out through Siderca, Tamsa, Dalmine and Tenaris Global Services, under a new publicly-traded holding company, creating a global, larger and more diversified company.

We believe that implementing Tenaris's corporate reorganization and completing the exchange offer will generate a number of benefits and will create value for the shareholders of the Tenaris companies who elect to participate in the exchange offer. Among these anticipated benefits, we seek to:

- consolidate Tenaris's corporate identity as a global company;

- increase the visibility of its business by streamlining its corporate structure and its financial reporting;

- align the interests of all shareholders across the Tenaris companies;

- generate further operating and management synergies; and

- provide a more attractive investment opportunity in the steel pipe sector by creating a larger, more diversified global company.

CONSOLIDATING A GLOBAL COMPANY

The markets in which Tenaris operates have been experiencing increased consolidation and globalization, requiring steel pipe suppliers to develop global capabilities and a complete range of products and services to remain competitive. The Tenaris companies have already taken several actions to integrate their businesses and operate as a global company. These actions included the formation of a strategic alliance among Dalmine, Siderca and Tamsa and the unification of the Tenaris companies under the Tenaris brand in May 2001. Through these integration steps, the Tenaris companies have been able to offer a more complete range of products and services worldwide while enhancing their global marketing and distribution capabilities, reducing their procurement, marketing and research and development costs, and adding valuable technological capabilities.

Although significant integration has already been achieved through their alliance, we believe further integration and the consolidation of the Tenaris companies in one single, larger and more visible corporate group will allow Tenaris to maximize its global brand leverage, enhance its global competitive position and better position it to capitalize on future growth and industry consolidation opportunities.

STREAMLINING CORPORATE STRUCTURE AND FINANCIAL REPORTING

Another important objective of Tenaris's corporate reorganization and the exchange offer is to simplify Tenaris's corporate structure by organizing all of its operations in the steel pipe sector as subsidiaries of one company. We expect this will contribute to a better understanding by investors of Tenaris's business, strategy and financial performance by allowing investors to follow Tenaris's business through the results of a single publicly-traded company.

                                      III-1

ALIGNING THE INTERESTS OF ALL SHAREHOLDERS

We believe that Tenaris's corporate reorganization and, if successful, the exchange offer, will promote the alignment of interests of all shareholders across the Tenaris companies. Currently, the Tenaris companies have different shareholder groups with interests that may diverge because they hold different assets. We believe that consolidation of the interests of these different shareholder groups at a single corporate level will allow Tenaris to eliminate any perception of potential conflicts and, depending on the level of acceptance of the exchange offer, fully integrate its operations, maximizing operating synergies among the Tenaris companies and increasing Tenaris's ability to quickly respond to changes in the market environment by centralizing business decisions.

In addition, the exchange offer will allow the public shareholders of the Tenaris companies to fully participate from the benefits of integrating Tenaris Global Services with the operations of the Tenaris companies. Tenaris Global Services is an essential part of Tenaris's strategy and a key competitive advantage as it provides the Tenaris companies with global reach to distribute their products and offer value-added services worldwide, as well as direct access to end users. See "Part Four--Information about Tenaris--Business--Sales and marketing--Tenaris Global Services."

FURTHER OPERATING AND MANAGEMENT SYNERGIES

We believe Tenaris has already realized important synergies through the integration of its operations; nevertheless, Tenaris's current corporate structure has prevented it from realizing further synergies. Tenaris's corporate reorganization and the exchange offer, by aligning shareholder interests, would allow greater sharing of management resources and better align the interests of the management personnel engaged in the same business at each of the Tenaris companies. If the exchange offer is successful, following the integration of Tenaris's operations and the alignment of interests of the different shareholder groups of the Tenaris companies, we will seek to generate additional synergies arising from:

- optimization of production plans and allocation of resources;

- better positioning at the time of negotiating long-term agreements with customers;

- additional overhead and administrative cost savings associated with the elimination of duplicative corporate functions;

- better rationalization of capital investments; and

- increased financial and tax planning flexibility.

MORE ATTRACTIVE INVESTMENT OPPORTUNITY

We believe that if the exchange offer is successful, Tenaris will be a more attractive investment vehicle than Siderca, Tamsa and Dalmine currently are as stand-alone entities, as it will be a larger, more diversified global company. By completing Tenaris's corporate reorganization through the exchange offer, we aim to:

- broaden the Tenaris companies' investor base; and

- enhance Tenaris's visibility and attract increased attention from the international investor community.

We believe these steps will provide Tenaris with better access to the international capital markets, widening the range of available financing alternatives and establishing our shares as a valuable acquisition currency going forward.

                                      III-2

CHRONOLOGY OF THE DECISION-MAKING PROCESS FOR THE EXCHANGE OFFER

From time to time, we and J.P. Morgan Securities Inc., or JPMorgan, have reviewed the strategic alternatives for achieving our business strategy of establishing Tenaris as the leading global supplier of high-quality tubular products and services, including alternatives involving further consolidation of the operations, marketing and management of the Tenaris companies.

On June 4, 2002, Siderca, Tamsa and Dalmine published press releases stating that the Techint group was in the process of evaluating the convenience, timing and design of a reorganization of the group of companies forming the alliance known as Tenaris.

On June 26, 2002, our shareholders approved an increase in our authorized capital stock to 2,500,000,000 shares, par value USD1.00 per share.

On September 13, 2002, our board of directors authorized the exchange offer.

On September 13, 2002, we announced that we would seek approvals to make the exchange offer and to list our securities.

On September 18, 2002, we filed with the SEC the registration statement on Form F-4 of which this prospectus forms a part.

On September 19, 2002, we filed an application with the Argentine Securities Commission to publicly offer our shares and we filed an application with the Buenos Aires Stock Exchange for the listing of our shares. On October 31, 2002, we filed an application with the Argentine Securities Commission for authorization of the exchange offer. On November 6, 2002, the Argentine Securities Commission approved the public offering of our shares in Argentina and the exchange offer. On November 7, 2002, the Buenos Aires Stock Exchange approved the listing of our shares, subject to the satisfaction of certain requirements.

On September 19, 2002, we filed an application with the Mexican Banking and Securities Commission for registration of our shares and for authorization of the exchange offer, and we filed an application with the Mexican Stock Exchange for the same purposes. On October 31, 2002, the Mexican Stock Exchange approved the listing of our shares, subject to the satisfaction of certain requirements, and the exchange offer. On November 7, 2002, the Mexican Banking and Securities Commission granted approval of our application.

On September 18, 2002, we filed an application to publish a prospectus with the Italian Securities Commission and an application to list our shares with the Milan Stock Exchange. On October 17, 2002, we filed an application for authorization of the exchange offer with respect to the Dalmine shares. As of the date of this prospectus, the Italian Securities Commission has not yet authorized the publication of the prospectus and the exchange offer with respect to the Dalmine shares in Italy and the Milan Stock Exchange has not yet approved the listing of our shares. We expect to obtain these approvals shortly; there can be no assurance, however, as to whether or when such approvals will be obtained.

On October 30, 2002, we filed an application with the NYSE for listing of our ADSs.

On November 4, 2002, the NYSE approved the listing of our ADSs, subject to the satisfaction of certain requirements.

On November 8, 2002, the SEC declared the registration statement effective.

                                      III-3

HISTORY OF TENARIS AND BACKGROUND OF THE EXCHANGE OFFER

San Faustin's predecessor entered into the steel pipe business for the first time in 1948 with the formation of Siderca in Argentina. Since that date, San Faustin's holdings in the steel pipe business have expanded significantly to also include controlling or substantial interests in Tamsa, Dalmine and a number of smaller steel pipe manufacturers, as well as a global network of companies, representative offices and other assets that provide sales and marketing services to Siderca, Tamsa and Dalmine. See "Part Four--Information about Tenaris--Business--History and corporate organization."

Beginning in 1996, Siderca, Tamsa and Dalmine formed a strategic alliance, known as DST, in an effort to enhance the ability and competitiveness of each company in an increasingly global industry. Subsequently, Siderca acquired controlling interests in Confab, NKKTubes and AlgomaTubes, and Tamsa acquired a controlling interest in Tavsa. With this expanded network of steel pipe manufacturing facilities, Siderca, Tamsa and Dalmine extended the DST concept and unified their commercial strategy by launching, in May 2001, the Tenaris brand.

This exchange offer and related corporate reorganization are further steps in realizing our goal of creating the leading global steel pipe company. On October 18, 2002, the equity holdings in the steel pipe manufacturing and distribution companies controlled by San Faustin were contributed to the Company, a recently incorporated holding company wholly-owned by San Faustin. See "Part Four-- Information about Tenaris--Related Party Transactions--Corporate reorganization transactions." The exchange offer, if successful, will significantly advance us in our goal of creating the leading global steel pipe company by concentrating all shareholdings in the Tenaris companies at the holding company level and substantially reducing the level of minority shareholdings at the operating company level. See "--Reasons for the exchange offer".

PLANS OR PROPOSALS

Except as stated in this prospectus, we presently do not have any plans or proposals with respect to Siderca, Tamsa or Dalmine which relate to or would result in:

- an extraordinary corporate transaction such as a merger, reorganization or liquidation;

- a sale or transfer of a material amount of assets;

- any change in the board of directors or management;

- any material change in the capitalization or dividend policy; or

- any other material change in the corporate structure or business.

TERMS OF THE EXCHANGE OFFER

Upon the terms and subject to the conditions set forth in this prospectus and the related letters of transmittal, we are offering to exchange:

- one newly issued share of the Company, par value USD1.00 per share, for every
  1.0933 Siderca Class A ordinary shares, nominal value ARP1.00 per share, tendered by you;

- one newly issued ADS of the Company (representing 10 of the Company's ordinary shares) for every 1.0933 Siderca ADSs tendered by you;

- one newly issued share of the Company, par value USD1.00 per share, for every
  0.9452 Tamsa common shares, no par value, tendered by you;

                                      III-4

- one newly issued ADS of the Company (representing 10 of the Company's ordinary shares) for every 1.8904 Tamsa ADSs tendered by you; and

- one newly issued share of the Company, par value USD1.00 per share, for every
  12.0267 Dalmine ordinary shares, nominal value E0.16 per share, tendered by you.

The primary factors considered in connection with the determination of these exchange ratios were:

- the average of the daily relative valuations among Siderca, Tamsa and Dalmine over the 180-day period immediately prior to September 13, 2002, the business day on which we announced the exchange offer, which were calculated by comparing the total market capitalization of each of Siderca, Tamsa and Dalmine, based on the closing prices of Siderca's ADSs on the NYSE, Tamsa's ADSs on the AMEX and Dalmine's shares on the Milan Stock Exchange on each trading date in the period; and

- the value (approximately USD70 million) attributed to our holdings in other companies as of the date of this prospectus, which include 100% of Tenaris Global Services, 27% of Metalmecanica and 52% of Metalcentro.

If all of the shares and ADSs of Siderca and Tamsa and shares of Dalmine held by the public are tendered pursuant to the exchange offer, the Company will have a total of approximately 1,200,000,000 ordinary shares (in the form of shares or ADSs) issued and outstanding. If fewer than all of those shares and ADSs are tendered, the number of shares to be issued by the Company in connection with the exchange offer will be adjusted accordingly.

Only the valid tender without subsequent withdrawal of your Siderca, Tamsa or Dalmine securities, in each case in accordance with the procedures set forth below, will entitle you to receive our shares or ADSs.

FRACTIONAL SHARES AND ADSS

We will not issue fractional shares or ADSs to holders of Siderca shares and ADSs, Tamsa shares and ADSs or Dalmine shares in connection with the exchange offer. Instead, fractional shares and ADSs will be aggregated and the resulting new shares and ADSs will be sold in the open market with the net proceeds of such sale paid to the holders of Siderca shares and ADSs, Tamsa shares and ADSs or Dalmine shares in an amount equal to the equivalent, in the applicable currency, of the holder's proportionate interest in the aggregated fractional entitlement. You will receive the amount you are entitled to as soon as practicable after settlement of the exchange offer.

CONDITIONS TO COMPLETION OF THE EXCHANGE OFFER

We will not be required to accept for exchange or exchange any tendered Siderca or Tamsa shares or ADSs or Dalmine shares and may terminate the offer with respect to these securities, if, at the expiration date of the exchange offer, 8.83% or less of Siderca's outstanding shares (in the form of shares or ADSs) have been validly tendered and not withdrawn or 28.16% or less of Tamsa's outstanding shares (in the form of shares or ADSs) have been validly tendered and not withdrawn.

We will not be required to accept for exchange or exchange any tendered Dalmine shares and may terminate the exchange offer with respect to these securities, if, at the expiration date of the exchange offer, 42.78% or less of Dalmine's outstanding shares have been validly tendered and not withdrawn.

We will not be required to accept for exchange or exchange any tendered Siderca or Tamsa shares or ADSs and may terminate the exchange offer with respect to any of these securities if at any time prior to the expiration date of the exchange offer or, in the case of conditions dependent upon the receipt

                                      III-5
and maintenance in full effect of a required regulatory approval, at any time prior to the date of the actual exchange, any of the following conditions exists:

- any provision of applicable law or regulation or any judgment, injunction or decree prohibits the consummation of the exchange offer in whole or in part;

- any material required approval, including any required regulatory license and any definitive listing approval, has not been obtained or has been withdrawn or rescinded, or any required approval has not remained in full force and effect or any governmental authority has:

  - imposed, in connection with granting any required approval, any condition, which, when taken together with all other conditions imposed by governmental authorities in connection with the required approvals, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tenaris's operations (including Siderca, Tamsa, Dalmine and their respective subsidiaries) after the exchange date; or

  - required the taking of any action after the settlement date which itself requires prior approvals or actions by a governmental authority if that action or approval could not be taken or obtained and the failure to take those actions or obtain those approvals would reasonably be expected, individually or in the aggregate, to have a material adverse effect on Tenaris's operations (including the operations of Siderca, Tamsa, Dalmine and their respective subsidiaries); or

- since the date of this prospectus any event, occurrence, development or state of circumstances or facts has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tenaris or any of Siderca, Tamsa or Dalmine;

which, in our reasonable judgment, makes it inadvisable to proceed with such acceptance for exchange or exchange.

We will not be required to accept for exchange or exchange any tendered Dalmine shares and may terminate the exchange offer with respect to these securities if, at any time prior to the date of the actual exchange, any of the following conditions exists:

- any provision of applicable law or regulation or any judgment, injunction or decree prohibits the consummation of the exchange offer with respect to Dalmine; or

- the definitive listing approval of the Milan Stock Exchange has not been obtained or has been withdrawn or rescinded.

The consummation of the exchange offer with respect to Siderca shares and ADSs is conditioned on the consummation of the exchange offer with respect to Tamsa shares and ADSs and the consummation of the exchange offer with respect to Tamsa shares and ADSs is conditioned on the consummation of the exchange offer with respect to Siderca shares and ADSs. The consummation of the exchange offer with respect to Dalmine shares is conditioned on the consummation of the exchange offer with respect to both Siderca shares and ADSs and Tamsa shares and ADSs, but the consummation of the exchange offer with respect to Siderca shares and ADSs and Tamsa shares and ADSs is not conditioned on the consummation of the exchange offer with respect to Dalmine shares.

Upon the occurrence of any of these conditions, we expressly reserve the right to terminate the exchange offer in whole or in part, not accept for exchange any tendered Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares and not issue any shares or ADSs of the Company. If we terminate the exchange offer in whole or in part and do not accept any Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares for exchange, we will give notice to the applicable exchange agents and make a timely public announcement to that effect.

                                      III-6

We may waive any of these conditions, in whole or in part, in our discretion, except that we will not waive the condition to completion of the exchange offer with respect to Dalmine that more than 42.78% of Dalmine's outstanding shares are tendered and not withdrawn and we will not accept for exchange or exchange any Dalmine shares tendered unless more than 2.78% of Dalmine's outstanding shares are tendered and not validly withdrawn at the expiration date of the exchange offer. Any determination we make concerning an event, development or circumstance described above will be final and binding on all parties to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of such right.

EXPIRATION DATE

The exchange offer with respect to Siderca and Tamsa will expire at 5:00 p.m., New York City time (or 7:00 p.m., Buenos Aires time, and 4:00 p.m., Mexico City time), and the exchange offer with respect to Dalmine will expire at 10:40 a.m., New York City time (or 4:40 p.m., Milan time), on December 13, 2002, unless we choose to extend the offer, as permitted by applicable law and subject to applicable regulatory approvals. If we decide to extend the period of the exchange offer, subject to applicable law, then the expiration date means the latest time and date on which the exchange offer expires.

EXTENSION, TERMINATION AND AMENDMENT

We may extend the exchange offer with notice to each of the U.S. exchange agent, the Argentine exchange agent, the Mexican exchange agent and the Italian exchange agent at any time or from time to time, subject to applicable law, on or prior to the date then fixed for the expiration of the exchange offer. We will publicly announce any extension of the exchange offer in a timely manner but, unless otherwise required by applicable law or regulation, we will not have any obligation to communicate that public announcement other than by making a release to the Dow Jones News Service and to a similar press service in Argentina, Mexico and Italy and, where required by applicable law, by publishing an announcement in a newspaper of widespread circulation. During any extension of the exchange offer, all Siderca and Tamsa shares and ADSs and Dalmine shares previously tendered will remain tendered subject to the exchange offer and may continue to be withdrawn.

We reserve the right to terminate the exchange offer under certain conditions described above.

If we modify the terms of the exchange offer, in accordance with applicable law, we will make those modified terms available to you, whether or not your Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares have been tendered prior to that modification. We will disclose any material modifications in accordance with the applicable rules of the SEC and Luxembourg, Argentine, Mexican and Italian regulatory authorities. We will extend the exchange offer in accordance with the applicable rules of the SEC, which generally require us to maintain the exchange offer open for at least five business days from the date any material modification is disclosed. In addition, we will extend the exchange offer if required by the applicable rules of the Luxembourg, Argentine, Mexican or Italian regulatory authorities or if, in our opinion, an extension is necessary to permit you to have adequate time to consider that modification.

SUBSEQUENT OFFERING PERIOD

We may elect to provide an optional subsequent offering period in all jurisdictions where we are making the exchange offer. An optional subsequent offering period, where allowed by applicable law, is different than an extension of the expiration date. Siderca and Tamsa shares and ADSs and Dalmine shares validly tendered and not withdrawn on or prior to the expiration date for the initial offering

                                      III-7
period may not be withdrawn during any optional subsequent offering period, as we will accept and exchange those shares and ADSs for our shares and ADSs promptly after the expiration date of the initial offering period in accordance with the terms of the exchange offer. Also, Siderca and Tamsa shares and ADSs and Dalmine shares validly tendered during any optional subsequent offering period may not be withdrawn, as we will accept and exchange those shares and ADSs for our shares and ADSs as they are tendered. We are required to provide during any optional subsequent offering period the same consideration being offered during the initial offering period.

We have not at this time made a final decision whether to provide an optional subsequent offering period. That decision will be made in our sole discretion, and there is no assurance that we will or will not provide such an optional subsequent offering period. In the event we elect or are required to include a subsequent offering period, we will notify holders of Siderca and Tamsa shares and ADSs and Dalmine shares in a manner consistent with applicable law and regulations and in any event no later than 9:00 a.m., New York City time (or 11:00 a.m., Buenos Aires time and 8:00 a.m., Mexico City time), in the case of a subsequent offering period for the exchange offer with respect to Siderca and Tamsa, and no later than 9:00 a.m., Milan time, in the case of a subsequent offering period for the exchange offer with respect to Dalmine on the next business day after the scheduled expiration date for the initial offering period, and we will immediately begin the subsequent offering period. To the extent permitted under applicable law and regulations, we may extend any initial subsequent offering period by any period or periods. We will publicly announce any extension, termination or amendment of an optional subsequent offering period for the exchange offer with respect to Siderca and Tamsa no later than 5:00 p.m., New York City time (7:00 p.m., Buenos Aires time, and 4:00 p.m., Mexico City time) and we will publicly announce any extension, termination or amendment of an optional subsequent offering period for the exchange offer with respect to Dalmine no later than 10:40 a.m., New York City time (4:40 p.m., Milan time), in all cases on the business day immediately preceding the previously scheduled expiration date. We will publicly announce any subsequent offering period and any extension, termination or amendment thereof in a timely manner but, unless otherwise required by applicable law or regulation, we will not have any obligation to communicate that public announcement other than by making a release to the Dow Jones News Service and to a similar press service in Argentina, Mexico and Italy and, where required by applicable law, by publishing an announcement in a newspaper of widespread circulation.

ACCOUNTING TREATMENT

Under IAS, the purchase method applies to this transaction. Under this method, the value paid by us in excess of the fair value of the net assets acquired is treated as goodwill and amortized over a period generally not exceeding 20 years and periodically reviewed and amortized under the impairment method. Under U.S. GAAP, as from January 1, 2002, goodwill will not be amortized but will be subject to periodic tests for impairment.

PROCEDURES FOR TENDERING SHARES AND ADSS

The procedures for tendering your securities will depend on whether you are tendering ADSs or shares and, in the case of shares, whether you are tendering Siderca, Tamsa or Dalmine shares.

                                      III-8

SIDERCA ADSS AND TAMSA ADSS

If you wish to tender Siderca ADSs or Tamsa ADSs, you must deliver or cause to be delivered to the U.S. exchange agent (whose address appears on the back cover of this prospectus) for receipt on or prior to the expiration date:

- a properly completed and duly executed ADS letter of transmittal (or a copy thereof) with respect to your Siderca ADSs or Tamsa ADSs being tendered, together with any required signature guarantees, or an agent's message (as described below) in connection with a book-entry delivery of ADSs, and any other required documents; and

- the ADRs evidencing the Siderca ADSs or Tamsa ADSs being tendered by mail or pursuant to the procedures for book-entry transfer set forth below (together with a confirmation of receipt of such ADRs).

By delivering to the U.S. exchange agent an ADS letter of transmittal with respect to your Siderca ADSs or Tamsa ADSs being tendered, the ADRs evidencing the Siderca ADSs or Tamsa ADSs being tendered and other required documents, you will be deemed to accept (without any further action by the U.S. exchange agent) the exchange offer with respect to your tendered Siderca ADSs or Tamsa ADSs subject to the terms and conditions set forth in this prospectus and the ADS letter of transmittal. Your acceptance of the exchange offer, subject to your withdrawal rights described below, will constitute a binding agreement between you and us. If you tender your Siderca ADSs or Tamsa ADSs pursuant to the exchange offer, you may not also tender the Siderca ordinary shares or Tamsa common shares, as the case may be, underlying those Siderca ADSs or Tamsa ADSs. If your Siderca ADSs or Tamsa ADSs are held through the book-entry transfer facility (as described below), they must be tendered by means of delivery of an ADS letter of transmittal by agent's message and of the ADSs pursuant to the procedures for book-entry transfer to an account opened and maintained for such purpose by the U.S. exchange agent within The Depository Trust & Clearing Corporation, or DTCC.

BOOK-ENTRY TRANSFER

The U.S. exchange agent will establish an account at DTCC for purposes of the exchange offer promptly after the commencement of the exchange offer. Siderca ADSs and Tamsa ADSs held in book-entry form must be delivered through DTCC. Any financial institution that is a participant in DTCC may make book-entry delivery of Siderca ADSs or Tamsa ADSs by causing DTCC to transmit an agent's message and to transfer such ADSs into the U.S. exchange agent's account at DTCC in accordance with DTCC's procedure for such transfer. The term "agent's message" means a message transmitted by DTCC to, and received by, the U.S. exchange agent that states that the appropriate participant in DTCC has delivered an express acknowledgment that such participant has received and agrees to be bound by the terms of the ADS letter of transmittal. Delivery of documents to DTCC in accordance with DTCC's procedures does not constitute delivery to the U.S. exchange agent.

As a tendering holder of Siderca ADSs or Tamsa ADSs, you will elect the method and assume the risks of delivering or causing the delivery of the ADS letter of transmittal, the ADSs (and the ADRs evidencing them) and all other required documents. Your Siderca ADSs or Tamsa ADSs will not be deemed as having been delivered until the U.S. exchange agent actually receives them. If delivery is by mail, registered mail with return receipt requested and proper insurance is recommended. You should make delivery as soon as possible after deciding to tender your Siderca ADSs or Tamsa ADSs in the exchange offer, but in no event later than 5:00 p.m., New York City time (or 7:00 p.m., Buenos Aires time and 4:00 p.m., Mexico City time) or, if the exchange offer is extended, by the date and time specified in the notice of extension.

                                      III-9

SIGNATURE GUARANTEES

No signature guarantee is required on the ADS letter of transmittal if:

- the registered holder of the Siderca ADSs or Tamsa ADSs being tendered pursuant to that ADS letter of transmittal signs it and the registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Issuance Instructions" in the ADS letter of transmittal; or

- the Siderca ADSs or Tamsa ADSs being tendered pursuant to that ADS letter of transmittal are tendered for the account of a financial institution, including most banks, savings and loan associations and brokerage houses which is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program, each an eligible institution.

In all other cases, all signatures on ADS letters of transmittal must be guaranteed by an eligible institution in accordance with the instructions provided in the ADS letter of transmittal.

If the Siderca ADSs or Tamsa ADSs are registered in the name of a person other than the signer of the ADS letter of transmittal, then the ADRs evidencing those Siderca ADSs or Tamsa ADSs being tendered must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered owner or owners appear on those ADRs, with the signatures on those ADRs or stock powers guaranteed as described above and in accordance with the instructions provided in the ADS letter of transmittal.

PARTIAL TENDERS

If you wish to tender fewer than all of the Siderca ADSs or Tamsa ADSs evidenced by any ADRs delivered to the U.S. exchange agent, you must indicate this in the ADS letter of transmittal by completing the box entitled "Number of ADSs Tendered". In the case of a partial tender, a new ADR for the remainder of the ADSs represented by the old ADR will be sent to the person who signed the applicable ADS letter of transmittal (or delivered as that person properly indicates) as promptly as practicable after the tendered Siderca ADSs and Tamsa ADSs are accepted for exchange pursuant to the exchange offer.

All Siderca ADSs or Tamsa ADSs evidenced by ADRs delivered to the U.S. exchange agent will be deemed to have been tendered unless otherwise indicated. In the case of partial tenders, Siderca ADSs or Tamsa ADSs not tendered will not be reissued to a person other than the registered holder.

Notwithstanding any other provision hereof, we will issue our ADSs to you in exchange for your Siderca ADSs or Tamsa ADSs accepted pursuant to the exchange offer only after the U.S. exchange agent received within the allotted time:

- the ADRs evidencing those ADSs (or, in the case of ADSs held in book-entry form, timely confirmation of a book-entry transfer of those ADSs into the U.S. exchange agent's account at DTCC pursuant to the procedures set forth above);

- a properly completed and duly executed ADS letter of transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an agent's message); and

- any other required documents.

If you have any doubts about the procedure for tendering your Siderca ADSs or your Tamsa ADSs, or if you have any questions or require assistance please contact the information agent or the U.S. exchange agent at their respective telephone numbers set forth on the back cover of this prospectus.

                                      III-10

SIDERCA SHARES

If you wish to tender Siderca shares held in the Caja de Valores S.A., or the Caja de Valores, you must deliver or cause to be delivered to the Argentine exchange agent (whose address appears on the back cover of this prospectus) for receipt on or prior to the expiration date:

- a properly completed and duly executed Siderca form of acceptance with respect to your Siderca shares being tendered, setting forth the number of Siderca shares you wish to tender; and

- a certificado, or certificate, issued by the Caja de Valores evidencing the transfer of the Siderca shares being tendered to the account established at the Caja de Valores by the Argentine exchange agent for the purposes of the exchange offer.

If you wish to tender Siderca shares directly held at Siderca's shareholders' registry maintained by Santa Maria S.A.I.F., and you do not already have an account opened in your name at the Caja de Valores, you must open any such account through either the Argentine exchange agent or any other custodian and instruct Santa Maria to transfer your Siderca shares to that account. The account at the Caja de Valores will be opened, free of charge for 90 days, for any holder of Siderca shares that wishes to tender Siderca shares pursuant to the exchange offer.

The Argentine exchange agent will establish an account at the Caja de Valores for purposes of the exchange offer promptly after the commencement of the exchange offer. The certificado issued by the Caja de Valores must indicate the date of transfer, the number of Siderca shares transferred and the name, corporate identification number or registration data in the Argentine Public Registry of Commerce, as applicable, and taxpayer identification of the tendering holder.

In order to obtain a certificado, a holder of Siderca shares must instruct the Caja de Valores through the bank, broker dealer or other entity through which it holds its Siderca shares at the Caja de Valores, each a Caja de Valores participant, to effect the transfer of the Siderca shares to the Argentine exchange agent's account and to request that the Caja de Valores issue the certificado immediately after completion of the transfer. The Siderca shares tendered by holders shall be held by the Argentine exchange agent in its account at Caja de Valores for the benefit of us and such holders until our shares are issued in exchange for those Siderca shares or any such holder exercises withdrawal rights in accordance with the terms of the exchange offer or the exchange offer is terminated without any exchange. We will issue, and the Argentine exchange agent will deliver, our shares exchanged for Siderca shares only to the person identified in the certificado as the transferor of the tendered Siderca shares or his or her assignees and the person so identified or his or her assignees shall be treated by us and the Argentine exchange agent as the exclusive beneficial owner of the tendered Siderca shares.

As a tendering holder of Siderca shares, you will elect the method and assume the risks of delivering (or causing the delivery of) the Siderca form of acceptance, the Siderca shares, the certificado and all other required documents. Your Siderca shares will not be deemed as having been delivered until the Argentine exchange agent actually receives them. You should make delivery as soon as possible after deciding to tender your Siderca shares in the exchange offer, but in no event later than 5:00 p.m., New York City time (or 7:00 p.m., Buenos Aires time) or, if the exchange offer is extended, by the date and time specified in the notice of extension.

PARTIAL TENDERS

If you wish to tender fewer than all of your Siderca shares delivered to the Argentine exchange agent, you must indicate this in the Siderca form of acceptance by completing the box entitled "Number of Siderca Shares Tendered." In the case of a partial tender, a new certificate of title for the untendered Siderca shares may be requested by the person who signed the applicable Siderca form of acceptance

                                      III-11

(or delivered as that person properly indicates) as promptly as practicable after the tendered Siderca shares are accepted for exchange pursuant to the exchange offer.

All Siderca shares delivered to the Argentine exchange agent will be deemed to have been tendered unless otherwise indicated.

If you have any doubts about the procedure for tendering your Siderca shares or if you have any questions or require assistance, please contact the Argentine exchange agent at the telephone number set forth on the back cover of this prospectus.

TAMSA SHARES

If you wish to tender your Tamsa shares, you must cause the participant who appears as the owner of those shares on the books and records of S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, the depositary for the Mexican securities clearing system, or Indeval, to deliver to the Mexican exchange agent (whose address appears on the back cover of this prospectus) for receipt on or prior to the expiration date:

- a properly completed and duly executed Tamsa form of acceptance, the form of which will be provided by the Mexican exchange agent to each Indeval participant promptly after the commencement of the exchange offer; and

- the Tamsa shares that you wish to tender, by book-entry transfer, into the account established at Indeval by the Mexican exchange agent for the purposes of the exchange offer.

The Mexican exchange agent will establish an account at Indeval for purposes of the exchange offer promptly after the commencement of the exchange offer.

The Tamsa shares tendered by holders shall be held by the Mexican exchange agent in its account at Indeval for the benefit of us and such holders until our shares are issued in exchange for those Tamsa shares or any such holder exercises withdrawal rights in accordance with the terms of the exchange offer or the exchange offer is terminated without any exchange. We will issue, and the Mexican exchange agent will deliver, our shares exchanged for Tamsa shares only to the Indeval participant that tendered the Tamsa shares or its assignee and that Indeval participant or its assignee shall be treated by us and the Mexican exchange agent as the exclusive beneficial owner of the tendered Tamsa shares.

As a tendering holder of Tamsa shares, you will elect the method and assume the risks of delivering (or causing the delivery of) the Tamsa form of acceptance, the Tamsa shares and all other required documents. Your Tamsa shares will not be deemed as having been delivered until the Mexican exchange agent actually receives them. You should make delivery as soon as possible after deciding to tender your Tamsa shares in the exchange offer, but in no event later than 5:00 p.m., New York City time (or 7:00 p.m., Mexico City time) or, if the exchange offer is extended, by the date and time specified in the notice of extension.

If you have any doubts about the procedure for tendering your Tamsa shares, or if you have any questions or require assistance, please contact the Mexican exchange agent at the telephone number set forth on the back cover of this prospectus.

                                      III-12

DALMINE SHARES

If you wish to tender your Dalmine shares, you must deliver or cause to be delivered to any of the Italian brokers appointed by us in connection with the exchange offer with respect to Dalmine for receipt on or prior to the expiration date:

- a properly completed and duly executed Dalmine form of acceptance with respect to your Dalmine shares being tendered; and

- the Dalmine shares that you wish to tender, by book-entry transfer, into an account opened in your name for the purposes of the exchange offer by the applicable Italian appointed broker.

Each Italian appointed broker will send the forms of acceptance to the Italian exchange agent (whose address appears on the back cover of this prospectus).

Any Dalmine shares that you tender shall be held in such account until our shares are issued in exchange for those Dalmine shares or you exercise withdrawal rights in accordance with the terms of the exchange offer or the exchange offer is terminated without any exchange. Upon settlement of the exchange offer, the appointed broker through which you tendered your Dalmine shares will deliver those shares to us through the Italian exchange agent, and we will issue, and the Italian exchange agent will deliver, our shares exchanged for Dalmine shares to the Italian appointed broker through which you tendered your Dalmine shares for deposit into the account opened in your name by such Italian appointed broker.

As a tendering holder of Dalmine shares, you will elect the method and assume the risks of delivering (or causing the delivery of) the Dalmine form of acceptance, the Dalmine shares and all other required documents. Your Dalmine shares will not be deemed as having been delivered until the Italian appointed broker actually receives them. You should make delivery as soon as possible after deciding to tender your Dalmine shares in the exchange offer, but in no event later than 10:40 a.m., New York City time (or 4:40 p.m., Milan time), or, if the exchange offer is extended, by the date and time specified in the notice of extension.

If you have any doubts about the procedure for tendering your Dalmine shares, or if you have any questions or require assistance, please contact the Italian exchange agent at the telephone number set forth on the back cover of this prospectus or any Italian appointed broker.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

By executing and delivering (or causing the execution and delivery of) a form of acceptance or ADS letter of transmittal with respect to your Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares as described above and effective from the date your shares or ADSs are tendered thereby, you acknowledge, represent, warrant and agree to and with us as follows with respect to all of your shares or ADSs so tendered or deemed to be tendered (except for any shares or ADSs that you have validly withdrawn):

- you accept the exchange offer in respect of the number of shares or ADSs indicated in the form of acceptance or ADS letter of transmittal and you will execute all other documents deemed by us to be necessary or desirable to perfect the transfer of title in respect of those shares or ADSs, subject only to the withdrawal rights described below;

- you have the full power and authority to tender and assign your shares or ADSs;

- your shares or ADSs are being transferred to us free from all liens, equities, charges and encumbrances and together with all rights that they now have or may acquire in the future,

                                      III-13
  including voting rights and the right to all dividends, other distributions and interest payments hereafter declared, made or paid;

- unless you withdraw your shares or ADSs from the exchange offer, you irrevocably authorize and instruct the applicable exchange agent to deliver your shares or ADSs to us upon confirmation of receipt by the applicable exchange agent of our shares or ADSs deliverable to you in exchange for those shares or ADSs and, further, to do all such other acts and things as may in its opinion be necessary or expedient for the purposes of, or in connection with, the consummation of the exchange offer and the transfer to us or our nominee of all of your shares or ADSs and all rights attaching to those shares or ADSs;

- unless you withdraw your shares or ADSs from the exchange offer, you irrevocably authorize and instruct us and our agents to record and act upon any instructions with regard to notices and payments which have been recorded in our records in respect of your shares or ADSs;

- you have been advised to consult with your own advisors as to the consequences of participating or not participating in the exchange offer;

- unless you withdraw your shares or ADSs from the exchange offer, you will deliver to the applicable exchange agent on or prior to the expiration date all required documents in respect of your shares or ADSs;

- you will ratify each and every act that may be done or performed by us, Siderca, Tamsa, Dalmine, as the case may be, and any of our or their directors or agents in the proper exercise of all powers and authorities granted to them by you as a result of your participation in the exchange offer;

- neither you nor any of your agents nor any person on whose behalf you are tendering shares or ADSs has granted to any person any right to acquire any of the shares of ADSs that you are tendering or any other right with respect to these shares or ADSs;

- you will receive your shares or ADSs of the Company from us or from any person we may appoint to deliver those shares or ADSs to you; and

- all authority herein conferred or agreed to be conferred by you shall not be affected by, and shall survive, your death or incapacity, and all of your obligations hereunder shall be binding upon your heirs, personal representatives, successors and assigns.

All shares and ADSs delivered to an exchange agent will be deemed to have been tendered unless otherwise indicated.

WITHDRAWAL RIGHTS

You may withdraw:

- the Siderca or Tamsa ADSs you tendered to the U.S. exchange agent at any time prior to 5:00 p.m., New York City time, on December 13, 2002;

- the Siderca shares you tendered to the Argentine exchange agent at any time prior to 7:00 p.m., Buenos Aires time, on December 13, 2002;

- the Tamsa shares you tendered to the Mexican exchange agent at any time prior to 4:00 p.m., Mexico City time, on December 13, 2002; and

- the Dalmine shares you tendered through the applicable Italian appointed broker at any time prior to 4:40 p.m., Milan time, on December 13, 2002.

                                      III-14

If the exchange offer is extended, you may also withdraw your tendered securities during the extension period and prior to the new expiration date, which will be publicly announced. If we provide a subsequent offering period, we may not allow you to withdraw your tendered securities during that subsequent offering period.

WITHDRAWAL PROCEDURES

In order to withdraw your Siderca shares or ADSs or Tamsa shares or ADSs, the exchange agent or, in the case of Dalmine shares, the applicable Italian appointed broker, to whom you submitted your letter of transmittal must receive a timely written or facsimile transmission notice of withdrawal at the address of the applicable exchange agent or, in the case of the Dalmine shares, the applicable Italian appointed broker. Any such notice must specify the name of the person who tendered the Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares to be withdrawn, the number of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares to be withdrawn and, in the case of the Siderca ADSs or Tamsa ADSs, the name of the registered holder if different from that of the person who tendered such Siderca ADSs or Tamsa ADSs.

If you tendered your Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares through an agent and wish to withdraw them, you will need to make arrangements for withdrawal with your agent. Your ability to withdraw the tender of your Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares will depend upon the terms of the arrangements you have made with your agent and, if your agent is not the entity that tendered your securities, the arrangements between your agent and the entity that tendered your securities, including any arrangements involving intermediaries between your agent and that entity. If you withdraw the tender of your Siderca or Tamsa shares or ADSs or your Dalmine shares, you will bear any costs and expenses associated with withdrawing such tender and ensuring that your shares or ADSs are returned to you and credited to the account from which your shares or ADSs were transferred.

We will determine all questions as to the validity, including, without limitation, questions with regard to timeliness, of notices of withdrawal in respect of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares that have been delivered to the applicable exchange agent, and that determination will be final and binding on the parties. You and your agent bear the risks arising in connection with the procedures for withdrawal, and we disclaim any liabilities or obligations in connection with these risks. None of us, the dealer manager, the U.S. exchange agent, the Argentine exchange agent, the Mexican exchange agent or the Italian exchange agent will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

ACCEPTANCE AND DELIVERY

Subject to the terms and conditions of the exchange offer and unless we elect to terminate the exchange offer in accordance with its terms, we will accept Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares validly tendered and not withdrawn promptly after the expiration date. We will accept the tendered securities by delivery of notice to that effect to the applicable exchange agent. Subject to the Exchange Act, the applicable rules of the SEC and the Argentine, Mexican and Italian regulatory authorities, we reserve the right to delay acceptance of the tendered Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares upon the occurrence of any of the conditions set forth in "--Conditions to completion of the exchange offer."

Tendering your Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares pursuant to the procedures set forth in "--Procedures for tendering shares and ADSs" will constitute your acceptance

                                      III-15
of the exchange offer, upon the terms set forth herein. Our acceptance for exchange of the securities tendered in the exchange offer will constitute a binding agreement between us and the tendering holder upon the terms and subject to the conditions of the exchange offer.

If any tendered Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares are not accepted because of an invalid tender or because we do not accept any securities for exchange, the tendered and unaccepted securities will be returned, in the case of the Siderca and Tamsa securities, by the U.S. exchange agent, the Argentine exchange agent or the Mexican exchange agent, as applicable, to the DTCC, Caja de Valores or Indeval participant who previously delivered those securities to the U.S. exchange agent, the Argentine exchange agent or the Mexican exchange agent and, in the case of Dalmine shares, by the applicable Italian appointed broker, without expense, but at the risk of the tendering holder. The return of your tendered and unaccepted Siderca shares or ADSs or Tamsa shares or ADSs by the Indeval, Caja de Valores or DTCC participant to your account is subject to the arrangements between you and your agent and the arrangements between your agent and that participant, including any arrangements involving intermediaries between your agent and that participant. The return of your tendered and unaccepted Dalmine shares by the applicable Italian appointed broker is subject to the arrangements between you and your agent and the arrangements between your agent and that Italian appointed broker, including any arrangements involving intermediaries between your agent and that Italian appointed broker. We disclaim any liabilities or obligations in connection with those arrangements.

Subject to the terms and conditions of the exchange offer, the applicable exchange agent shall, in exchange for validly tendered securities, deliver the whole number of new securities promptly, in accordance with market practice, after announcement of the results of the exchange offer, upon the following terms:

- for Siderca ADSs and Tamsa ADSs tendered to the U.S. exchange agent, the U.S. exchange agent shall deliver our ADSs by book-entry transfer to the accounts of the participants in DTCC who tendered those Siderca ADSs and Tamsa ADSs pursuant to the exchange offer;

- for Siderca shares tendered to the Argentine exchange agent, the Argentine exchange agent shall deliver our shares by book-entry transfer to the account at the Caja de Valores from which the shares were transferred;

- for Tamsa shares tendered to the Mexican exchange agent, the Mexican exchange agent shall deliver our shares by book-entry transfer to the account of the Indeval participant designated in the Tamsa form of acceptance; and

- for Dalmine shares tendered to the Italian exchange agent, the Italian exchange agent shall deliver our shares by book-entry transfer to the account opened in your name by the applicable Italian appointed broker.

We will pay, or cause to be paid, all security transfer taxes, if any, with respect to the issuance of any new securities pursuant to the exchange offer, unless the holder tendering old securities differs from the person receiving new securities in exchange therefor or if a transfer tax is imposed for any reason other than the issuance of new securities pursuant to the exchange offer, in which case the transferor will need to pay the amount of any transfer taxes.

                                      III-16

RETURN OF TENDERED SECURITIES

In case your Siderca, Tamsa or Dalmine securities are not accepted for any reason for exchange pursuant to the terms and conditions of the exchange offer, we will cause your:

- Siderca ADSs tendered in book-entry form to be credited to the DTCC account of your agent;

- Siderca ADSs tendered in certificated form to be returned to you;

- Siderca shares tendered in book-entry form to be credited to the account from which the shares were transferred in accordance with Argentine regulations and practice;

- Tamsa ADSs tendered in book-entry form to be credited to the DTCC account of your agent;

- Tamsa ADSs tendered in certificated form to be returned to you;

- Tamsa shares tendered in book-entry form to be credited to the account from which the shares were transferred in accordance with Mexican regulations and practice; and

- Dalmine shares tendered in book-entry form to be credited to the account from which the shares were transferred in accordance with Italian regulations and practice.

CONSIDERATION

If, prior to the expiration date, we increase the consideration offered to any holder of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares, then we will pay the increased consideration to all holders of those securities whose securities are exchanged in the exchange offer, whether or not the tendered securities were tendered prior to the announcement of the increase in consideration.

INTERESTS OF RELATED PERSONS IN THE EXCHANGE OFFER

A number of our directors, officers, subsidiaries and affiliates, and some affiliates of the dealer manager, the financial advisors and their respective customers, have or may have significant holdings of Siderca shares or ADSs, Tamsa shares or ADSs and Dalmine shares, and they may choose to participate in the exchange offer. In addition, as of October 18, 2002, San Faustin owned, directly or indirectly, approximately 71.17% of Siderca's total outstanding shares, approximately 50.77% of Tamsa's total outstanding shares and approximately 47.22% of Dalmine's total outstanding shares.

JPMorgan is acting as financial advisor in connection with the exchange offer, dealer manager in connection with the exchange offer in the United States and sponsor in connection with the listing of our shares on the Milan Stock Exchange. Certain affiliates and departments of the dealer manager may engage in various trading activities in the securities of Siderca, Tamsa and Dalmine during the course of the exchange offer, in accordance with applicable law.

As of October 18, 2002, certain affiliates of the dealer manager owned 589 ADSs of Tamsa purchased in the open market. In addition, JPMorgan Chase Bank, or JPMorgan Chase, an affiliate of the dealer manager, is a lender under credit facilities with both Sidor and Amazonia and its proportionate share of the outstanding amounts owed under such facilities amount to approximately USD29.1 million and USD52.4 million, respectively. Certain affiliates of the dealer manager are also currently parties to agreements with Tamsa relating to natural gas supplies. See note 23(8) to Tenaris's audited combined consolidated financial statements included in this prospectus.

                                      III-17

FEES AND EXPENSES

We will pay certain fees and expenses incurred in connection with the exchange offer. Estimated fees and expenses incurred or to be incurred by us in connection with this transaction (which include, among other things, legal and auditing fees, dealer manager fees, exchange agent fees and listing fees) are approximately USD9.5 million.

We will also pay certain fees or commissions to brokers, dealers, commercial banks and trust companies in connection with the solicitation of Siderca, Tamsa and Dalmine shareholders pursuant to the transaction and, upon request, we will reimburse such brokers, dealers, commercial banks and trust companies for reasonable and customary costs and expenses incurred by them in forwarding materials to their customers.

BROKERAGE COMMISSIONS

You do not have to pay any brokerage fees or commissions as long as you have your Siderca, Tamsa and Dalmine securities registered in your name and tender them directly to the applicable exchange agent. If your Siderca, Tamsa and Dalmine securities are held through your bank or broker, you should consult with them as to whether or not they charge any transaction fees or service charges.

STOCK EXCHANGES

Our ADSs have been, subject to the satisfaction of certain requirements, approved to trade on the NYSE, and our ordinary shares have been, subject to the satisfaction of certain requirements, approved to trade on the Buenos Aires Stock Exchange and the Mexican Stock Exchange. We expect that our ordinary shares will be, subject to the satisfaction of certain requirements, approved to trade on the Milan Stock Exchange. Our shares and ADSs will begin to trade on these exchanges promptly, in accordance with market practice, after announcement of the results of the exchange offer.

Siderca's Class A ordinary shares are listed on the Buenos Aires Stock Exchange and Siderca's ADSs are listed on the NYSE. Tamsa's common shares are listed on the Mexican Stock Exchange and Tamsa's ADSs are listed on the AMEX. Dalmine's ordinary shares are listed on the Milan Stock Exchange. If we acquire a sufficient number of Siderca and Tamsa shares and ADSs and Dalmine shares pursuant to the exchange offer, Siderca, Tamsa and Dalmine may not continue to meet the listing criteria of the exchanges on which their securities are listed. We believe that the minimum conditions for completion of the exchange offer will not cause Siderca and Tamsa to fail to continue to meet such listing criteria. However, the minimum closing conditions for completion of the exchange offer with respect to Dalmine, if met, could, under certain circumstances, cause Dalmine to fail to continue to meet the listing criteria of the Milan Stock Exchange. In addition, although we have not made a decision in this respect, we may petition, or cause Siderca, Tamsa and Dalmine to petition, these exchanges to delist these securities, subject to applicable law. The liquidity of Siderca's and Tamsa's shares and ADSs and Dalmine's shares will be adversely affected if they are delisted.

                                      III-18

                          MATERIAL TAX CONSIDERATIONS

GENERAL

The following discussion is a summary of the material U.S. federal income, Luxembourg, Argentine, Mexican and Italian tax consequences to you of participating in the exchange offer and of the ownership and disposition of our shares and ADSs that you receive in the exchange offer. This discussion is the opinion of Sullivan & Cromwell insofar as it relates to matters of U.S. federal income tax law, the opinion of Arendt & Medernach insofar as it relates to matters of Luxembourg tax law, the opinion of Bruchou, Fernandez Madero, Lombardi y Mitrani insofar as it relates to matters of Argentine tax law, the opinion of Chevez, Ruiz, Zamarripa y Cia. S.C. insofar as it relates to matters of Mexican tax law and the opinion of Studio Associato, a member firm of KPMG International, insofar as it relates to matters of Italian tax law.

The following discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to exchange your Siderca shares or ADSs, your Tamsa shares or ADSs or your Dalmine shares for our shares or ADSs. The discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, the tax laws of Luxembourg, Argentina, Mexico and Italy as currently in effect, as well as on the Italian-U.S. and Mexican-U.S. treaties for the avoidance of double taxation, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. This discussion is also based in part on the representations by the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

IF YOU ARE A HOLDER OF SIDERCA SHARES OR ADSS, TAMSA SHARES OR ADSS OR DALMINE SHARES, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE EXCHANGE OF SIDERCA SHARES OR ADSS, TAMSA SHARES OR ADSS OR DALMINE SHARES AND OF THE OWNERSHIP AND DISPOSITION OF OUR SHARES OR ADSS IN LIGHT OF YOUR PARTICULAR SITUATION.

U.S. TAX CONSEQUENCES

The discussion relating to U.S. tax consequences only applies to you if you are a U.S. holder, as defined below, and you acquire your shares or ADSs of the Company in this exchange offer and hold your shares or ADSs of the Company as capital assets for United States federal income tax purposes.

This discussion does not apply to you if you are a member of a special class of holders subject to special rules, including:

- a dealer in securities;

- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

- a tax-exempt organization;

- a life insurance company;

- a person liable for alternative minimum tax;

- a person that actually or constructively owns 10% or more of our voting stock;

- a person that holds shares or ADSs as part of a hedging or straddle or conversion transaction; or

- a person whose functional currency is not the U.S. dollar.

                                      III-19

You are a U.S. holder if you are a beneficial owner of our shares or ADSs, Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares and you are:

- a citizen or resident of the United States;

- a domestic corporation;

- an estate whose income is subject to United States federal income tax regardless of its source; or

- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This discussion addresses only United States federal income taxation; the effect of any applicable United States state or local tax laws is not discussed herein.

For U.S. federal income tax purposes if you hold ADRs evidencing ADSs, you will be treated as the owner of the underlying shares represented by those ADSs, and exchanges of shares for ADSs, and ADSs for shares, will not be subject to United States federal income tax.

EXCHANGE OF SIDERCA SHARES OR ADSS, TAMSA SHARES OR ADSS OR DALMINE SHARES FOR OUR SHARES OR ADSS

GENERAL

The opinion of Sullivan & Cromwell is based in part upon certain assumptions and certain factual representations made by Tenaris and Sidertubes, including the representations by Tenaris and Sidertubes that the corporate reorganization transactions which will be effected pursuant to a corporate reorganization agreement entered into between Tenaris and Sidertubes, described in "Part Four--Information about Tenaris--Related Party Transactions--Corporate reorganization transactions," will be completed within one year from the date the first transaction effected pursuant to such agreement commences, which representations Sullivan & Cromwell assumes to be true, correct and complete. The opinion of Sullivan & Cromwell will not be binding on the IRS or the courts, either of which can take a contrary position, and there can be no assurance that the IRS will not contest the conclusions described herein.

Based upon and subject to the foregoing, we believe, and the remainder of this discussion assumes, that your exchange of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares for our shares or ADSs pursuant to the exchange offer should not be a taxable event for U.S. federal income tax purposes pursuant to
Section 351(a) of the Code. As a result, U.S. holders that exchange Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares for our shares or ADSs pursuant to the exchange offer should not recognize gain or loss for U.S. federal income tax purposes. You should be aware that this opinion that U.S. holders should not recognize gain or loss for U.S. federal income tax purposes does not reflect as strong a conclusion as would be reflected in an opinion that concluded that U.S. holders will not recognize gain or loss for U.S. federal income tax purposes. This opinion does, however, reflect a stronger conclusion than an opinion stating that it is more likely than not that U.S. holders will not recognize gain or loss for U.S. federal income tax purposes. The IRS has not been and will not be asked to rule on the tax consequences of the exchange offer and there can be no assurance that the IRS or a court will not take a position contrary to the opinion described above. See "Part Two--Risk Factors--Risks relating to the exchange offer--The Internal Revenue Service has not been able and will not be asked to rule on the tax consequences of the exchange offer, and the Internal Revenue Service or a court could determine that the exchange of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares for our shares or ADSs is not tax-free." Moreover, U.S. holders may

                                      III-20
recognize gain for U.S. federal income tax purposes with respect to any transfer taxes, fees or other expenses incurred in connection with the exchange offer and paid by the Company.

Subject to the discussions below regarding Section 367 and the passive foreign investment company, or PFIC, rules, you should not recognize any gain or loss upon the receipt of our shares or ADSs pursuant to the exchange offer (except with respect to the receipt of cash in lieu of a fractional interest in one of our shares or ADSs). Your holding period for our shares and ADSs received in the exchange offer should include your holding period for the Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares, as the case may be, surrendered in exchange for those shares and ADSs, and you should have an initial tax basis in our shares and ADSs equal to your adjusted tax basis in such Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares immediately before the exchange offer, reduced by any basis allocable to a fractional interest in one of our shares or ADSs.

Your receipt of cash in lieu of a fractional interest in one of our shares or ADSs will be treated as though the fractional interest was distributed to you and then sold for cash. You will recognize gain or loss in an amount equal to the difference between the cash received and the basis in the fractional interest deemed sold on the date the fractional interest is sold and, if the purchase price is paid in currency other than the U.S. dollar, you will recognize gain or loss resulting from currency exchange fluctuations during the period from the date you include the cash payment in income to the date such cash is converted into U.S. dollars in the manner described below in "--Ownership and disposition of our shares or ADSs--Dividends."

SECTION 367

In general, Section 367 of the Code restricts U.S. persons transferring stock or other property to non-U.S. corporations from benefiting from nonrecognition provisions of the Code, including Section 351(a). Under Section 367, you will be eligible for nonrecognition under Section 351(a) only if either (1) you own (directly, indirectly or by attribution) less than 5% of both the total voting power and the total value of our stock immediately after the consummation of the exchange offer, or (2) you own (directly, indirectly or by attribution) 5% or more of either the total voting power or the total value of our stock immediately after the consummation of the exchange offer and you enter into a five-year gain recognition agreement with the IRS and file that agreement with your tax return for the taxable year that includes the date of the exchange. That agreement generally would provide that if we dispose of stock in Siderca, Tamsa or Dalmine (depending on which of these companies issued the securities tendered by you in this exchange offer) at any time during the five years following the exchange offer (or other specified events occur), you would be required to recognize and pay tax on the gain that you realized on the exchange together with interest from the taxable year of the exchange offer even though you did not dispose of our shares or ADSs.

REPORTING REQUIREMENTS

Section 351 requires that U.S. holders file along with their U.S. federal income tax return for the taxable year in which the exchange offer occurs certain information regarding the exchange offer, including (i) a description of the shares or ADSs transferred by the U.S. holders in the exchange offer and the holder's basis in those shares or ADSs, (ii) a description of the shares or ADSs received by the U.S. holders in the exchange offer and the fair market value of those shares or ADSs, and (iii) the amount of cash, if any, received in the exchange offer.

                                      III-21

OWNERSHIP AND DISPOSITION OF OUR SHARES OR ADSS

DIVIDENDS

Subject to the PFIC rules discussed below, if you are a U.S. holder you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, either actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs or shares and thereafter as capital gain.

The amount of the dividend distribution that you must include in your income, if paid in currency other than the U.S. dollar, will be the U.S. dollar value of the foreign currency payments made, determined at the spot foreign currency/U.S. dollar rate on the date such dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

For foreign tax credit purposes, the dividend will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. No U.S. foreign tax credit will be allowed to U.S. holders of shares or ADSs in respect of any personal property or similar tax imposed by Luxembourg (or any taxing authority thereof or therein).

Distributions of additional shares to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

TAXATION OF CAPITAL GAIN

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis (determined in U.S. dollars) in such shares or ADSs. Generally such gain or loss will be long-term capital gain or loss if your holding period for such shares or ADSs exceeds one year. Long-term capital gain of a non-corporate U.S. holder is generally subject to a maximum tax rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC RULES

We believe that, as of the date of this prospectus, Siderca shares and ADSs, Tamsa shares and ADSs, and Dalmine shares should not be treated as stock of a PFIC for U.S. federal income tax purposes. We believe that our shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change.

                                      III-22

In general, if you are a U.S. holder we will be a PFIC with respect to you if, for any taxable year in which you held our ADSs or shares:

- at least 75% of our gross income for the taxable year is passive income; or

- at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the other corporation's assets, and as receiving directly its proportionate share of the other corporation's income.

If you are a U.S. holder that did not make a mark-to-market election and we are treated as a PFIC, you would be subject to special rules with respect to:

- any gain realized on the sale or other disposition of our shares or ADSs; and

- any "excess distribution" that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

Under these rules:

- the gain or excess distribution would be allocated ratably over your holding period for our shares or ADSs;

- the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;

- the amount allocated to each prior year, with certain exceptions, would be subject to tax as ordinary income at the highest applicable tax rate in effect for that year; and

- the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

If you own shares in a PFIC that are treated as marketable stock, you may also make a mark-to-market election. Although stock traded on a "qualified" foreign exchange may be considered "marketable stock," the United States Internal Revenue Service has not yet identified specific foreign exchanges that are "qualified" for this purpose. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

If you are a U.S. holder who owns our shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

                                      III-23

BACKUP WITHHOLDING AND INFORMATION REPORTING

If you are a non-corporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

- dividend payments or other taxable distributions made to you by a U.S. paying agent or other U.S. intermediary, or otherwise within the United States; and

- the payment of proceeds to you from the sale of shares or ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you:

- fail to provide an accurate taxpayer identification number;

- are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns; or

- in certain circumstances, fail to comply with applicable certification requirements.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

LUXEMBOURG TAX CONSEQUENCES

TAX CONSEQUENCES FOR THE COMPANY

TAX TREATMENT OF THE COMPANY

We were incorporated as a tax exempt holding company according to the law of July 31, 1929.

If, as a result of this exchange offer or otherwise, our share capital exceeds E24 million, we may opt for the special status of a billionaire holding company provided for by the grand-ducal decree of December 17, 1938. These companies can carry out a limited number of activities, including holding shares and securities of as well as financing affiliated companies.

As a billionaire holding company, we will not be subject to corporate income tax, municipal business tax, net wealth tax or capital gains tax in Luxembourg, and will not be subject to the subscription tax for holding companies.

We will, however, be subject to taxation in Luxembourg on dividends, interest paid to holders of bonds and other securities and on certain fees paid to non-resident directors (or statutory auditors or liquidators).

This tax will be calculated as follows:

- Where the total interest paid each year to holders of bonds and on other comparable securities amounts to or exceeds E2.4 million:

  - 3% on interest paid to holders of bonds and other securities;

  - 1.8% on dividends, profit quotas and remuneration on the first E1.2 million; and

  - 0.1% on any surplus dividends, profit quotas and remuneration.

                                      III-24

- Where the total interest paid each year to holders of bonds and on other comparable securities is less than E2.4 million:

  - 3% on interest paid to holders of bonds and other securities;

  - 3% on dividends, profit quotas and remuneration, up to a maximum amount corresponding to the difference between E2.4 million and the total interest paid to holders of bonds and on other comparable negotiable securities;

  - 1.8% on any surplus dividends, profit quotas and remuneration on the first E1.2 million; and

  - 0.1% on any surplus dividends, profit quotas and remuneration.

As a billionaire holding company, we will in all cases be subject to a minimum annual charge of E48,000.

INCREASE IN THE COMPANY'S CAPITAL STOCK

The exchange or contribution of Siderca shares or ADSs, Tamsa shares or ADSs, Dalmine shares and other assets for our shares or ADSs represents an increase in our capital stock, which is subject to a 1% tax payable by us under Luxembourg law of December 29, 1971 on capital duty, as amended.

However, according to article 4-1 of this law, the Luxembourg tax authorities can grant relief from this capital duty when a company organized in an EU member country contributes all of its assets and liabilities or one or several lines of business to a Luxembourg company.

We are currently consulting with the Luxembourg tax authorities whether the corporate reorganization transactions carried out by us and Sidertubes, which is incorporated in Luxembourg, meet the requirements of article 4-1. See "Part Four--Information about Tenaris--Related Party Transactions--Corporate reorganization transactions." If we fail to obtain relief from the Luxembourg tax authorities, we will be subject to a 1% capital duty on the amount exchanged by holders of Siderca, Tamsa and Dalmine securities pursuant to the exchange offer. If all the holders of Siderca and Tamsa shares and ADSs and Dalmine shares exchange their securities for our securities pursuant to the exchange offer, the applicable capital duty would amount to approximately USD9.0 million.

OWNERSHIP AND DISPOSITION OF OUR SHARES OR ADSS

Holders of our shares or ADSs will not be subject to Luxembourg income tax, wealth tax or capital gains tax in respect of those shares or ADSs, except for individuals resident (or, in certain circumstances, formerly resident) in Luxembourg, entities organized in Luxembourg or entities having a permanent establishment in Luxembourg. For purposes of Luxembourg tax law, you are deemed to be an individual resident in Luxembourg, subject to treaty provisions, if you have your domicile or your usual place of abode in Luxembourg.

Non-resident holders of our shares or ADSs are not subject to Luxembourg income tax, wealth tax or capital gains tax in respect of those shares or ADSs, provided, however, that a non-resident holder who owns more than 10% of our capital will be subject to Luxembourg tax on capital gains derived from the disposition of our shares or ADSs held for six months or less.

No inheritance tax is payable by a holder of our shares or ADSs except if the deceased holder was a resident of Luxembourg at the time of death.

There is no Luxembourg transfer or stamp tax on the purchase or disposition of our shares or ADSs.

                                      III-25

ARGENTINE TAX CONSEQUENCES

This discussion relating to Argentine tax consequences only applies to you if you are an individual resident in Argentina, an undivided estate domiciled in Argentina, an entity organized in Argentina or a foreign entity having a permanent establishment in Argentina. Broadly defined, for purposes of Argentine tax law, if you are an individual, you are deemed to be resident in Argentina if:

- being born in Argentina, you do not remain abroad for a period exceeding twelve months and do not acquire a permanent residence in another country; or

- being a foreign citizen, you acquire a permanent residence in Argentina or are present in Argentina for at least a twelve-month period.

Undivided estates domiciled in Argentina are estates originated from the death of an Argentine resident.

Because there is currently no tax treaty or convention in effect between Argentina and the United States, the Argentine tax consequences described in this section will, to the extent applicable to a holder of our shares or ADSs that is a U.S. holder for U.S. tax purposes, apply without modification to that holder. Similarly, there is currently no tax treaty or convention in effect between Argentina and Luxembourg and it is not clear when, if ever, a treaty will be ratified or enter into effect. As a result, the Argentine tax consequences described in this section will also apply, without modification, to a holder of our shares or ADSs that is a Luxembourg resident for Luxembourg tax purposes.

This discussion addresses only Argentine federal taxation; the effect of any applicable Argentine provincial tax laws is not discussed herein.

EXCHANGE OF SIDERCA SHARES OR ADSS FOR OUR SHARES OR ADSS

Individuals resident in Argentina and undivided estates domiciled in Argentina (and their foreign beneficiaries) are exempt from income tax on any capital gains derived from the exchange of Siderca shares or ADSs for our shares or ADSs.

Capital gains realized by entities organized in Argentina and foreign entities having a permanent establishment in Argentina from the exchange of Siderca shares and ADSs for our shares and ADSs are subject to income tax at a rate of 35%. In general terms, the taxable capital gain (loss) is determined by adding the fair market value of our shares or ADSs received pursuant to the exchange and any cash received, and deducting the tax basis for the Siderca shares or ADSs tendered in the exchange. For Argentine income tax purposes, the fair market value of our shares or ADSs received pursuant to the exchange will be determined by the exchange ratio as of the closing of the exchange offer. Losses arising from the exchange can be offset only against the same type of income (i.e., income derived from the sale, exchange or other disposition of shares or ADSs).

Pension funds organized in Argentina or having a permanent establishment in Argentina are not subject to any capital gains tax on the funds under administration.

OWNERSHIP AND DISPOSITION OF OUR SHARES OR ADSS

TAXATION OF DIVIDENDS AND OTHER INCOME

Dividends paid on our shares and ADSs (whether in cash, property or other equity securities) are subject to income tax in Argentina.

                                      III-26

If you are an individual resident in Argentina or an undivided estate domiciled in Argentina, the applicable tax rate varies from 9% to 35%. If you are an entity organized in Argentina or a foreign entity having a permanent establishment in Argentina, the applicable tax rate is 35%.

Income derived from dividends paid by us will qualify as foreign source income for income tax purposes. The Company is organized under the laws of Luxembourg, which is designated as a tax haven for income tax purposes in Argentina. Consequently, certain passive income rules apply by which, if you are an individual resident in Argentina, an undivided estate domiciled in Argentina, an entity organized in Argentina or a foreign entity having a permanent establishment in Argentina, you will be subject to income tax in Argentina for your share of the passive income (such as interest, royalties or dividends) generated by us, at the end of the fiscal year, even if those profits were not distributed to you in the form of dividends. If dividends related to those profits are distributed to you in the future, you will not be required to pay income taxes in Argentina in respect of any passive income for which you previously paid income tax.

The amount of the dividend distribution that you must include in your income, if paid in a currency other than Argentine pesos, will be the Argentine peso value of the foreign currency payment made, determined at the spot foreign currency/Argentine peso rate on the date such dividend distribution is includible in your income, regardless of whether the payment is in fact converted into Argentine pesos.

TAXATION OF ASSETS (MINIMUM PRESUMPTIVE INCOME TAX)

Resident individuals and undivided estates domiciled in Argentina are out of the scope of the Minimum Presumptive Income Tax on shares or ADSs.

In the case of entities organized in Argentina and foreign entities having a permanent establishment in Argentina, the ownership of foreign shares or ADSs, such as our shares and ADSs, is subject to a minimum presumptive income tax, at a rate of 1% of the market value of such shares or ADSs at the end of each fiscal year. This tax will only be owed if the income tax determined for any fiscal year does not equal or exceed the amount owed under the Minimum Presumptive Income Tax. In such case, only the difference between the Minimum Presumptive Income Tax and the income tax, both determined for the same fiscal year, shall be paid. Any Minimum Presumptive Income Tax paid will be applied as a credit toward income tax owed in the immediately following ten fiscal years.

TAX ON PERSONAL PROPERTY

Pursuant to the Argentine Personal Property Tax Law, as amended, and its regulations, individuals and undivided estates domiciled in Argentina that are the "direct owners" of securities issued by entities domiciled outside of Argentina, such as the Company, are subject to an annual personal property tax at a rate of 0.5% or 0.75% (depending on the total taxable assets of the relevant taxpayer) of the market value of the securities at the end of each fiscal year.

Individuals and undivided estates domiciled in Argentina who hold our shares are subject to this personal property tax if they have personal property in excess of ARP102,300 and only to the extent of such excess.

It is unclear whether the term "direct ownership" means record ownership or beneficial ownership. Accordingly, it is unclear whether a holder of ADRs evidencing ADSs would be deemed to be the "direct owner" of the underlying shares represented by those ADSs and be subject to the personal property tax on that basis. To date, the Argentine tax authority has not issued any resolution or non-binding opinion addressing the applicability of the personal property tax to holders of ADSs. The

                                      III-27
discussion regarding Argentine tax consequences in this prospectus assumes that the beneficial owners of the ADSs will be treated as the "direct owner" of the underlying shares.

TAXATION OF CAPITAL GAINS

Capital gains derived from future sales, exchanges or other dispositions of our shares are subject to the same Argentine tax regime as capital gains from the exchange of Siderca shares for our shares. For a discussion of this tax regime, see "--Exchange of Siderca shares or ADSs for our shares or ADSs" above.

VALUE ADDED TAX

The sale, exchange or other disposition of our shares or ADSs is exempt from value added tax in Argentina.

TRANSFER TAXES

The sale, exchange or other disposition of our shares or ADSs is not subject to transfer taxes in Argentina.

DEPOSIT AND WITHDRAWAL OF SHARES IN EXCHANGE OF ADSS

No Argentine tax is imposed on the deposit or withdrawal of shares in exchange for ADSs.

FINANCIAL TRANSACTIONS TAX

Tenaris will not be subject to the financial transactions tax in connection with the exchange offer. The tax is imposed at a rate of 0.6% on each bank account debit and credit. The future dispositions or sales of, or dividends on our shares or ADSs will be subject to the financial transactions tax payable by us only if the funds involved in these transactions are payable or collected through Argentine bank accounts.

OTHER TAXES

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs or shares. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of ADSs or shares.

MEXICAN TAX CONSEQUENCES

This discussion relating to Mexican tax consequences only applies to you if you are a resident of Mexico. If you are a Mexican citizen, you are presumed to be resident in Mexico for tax purposes unless you prove otherwise. If you are a non-Mexican citizen with a permanent residence in Mexico, you are resident in Mexico for tax purposes, unless you have resided 184 days or more in any calendar year period in another country, and you have obtained residence for tax purposes in such country. A company is considered a resident of Mexico if it was organized under Mexican law or if its principal executive offices or its headquarters are located in Mexico.

EXCHANGE OF TAMSA SHARES OR ADSS FOR OUR SHARES OR ADSS

If you are a Mexican individual or a non-Mexican company, any gain you realize from the exchange of Tamsa shares for our shares will be exempt from income tax if such exchange is conducted through the Mexican Stock Exchange and the Mexican Banking and Securities Commission issues a certificate

                                      III-28
attesting satisfaction of certain requirements. While we believe that the requirements necessary for this exemption are satisfied, we cannot provide any assurance as to whether and when the certificate described above will be issued. This exemption does not apply to the sale, exchange or other disposition of our ADSs.

If you are a company organized in Mexico, or if your principal executive offices or your headquarters are located in Mexico, any gain you realize from the exchange of Tamsa shares or ADSs for our shares or ADSs will be subject to income tax at the corporate tax rate applicable to you. Upon application to the Mexican tax authorities, a Mexican company that participates in the exchange may be permitted to assign the same tax basis in our shares or ADSs as it had in the Tamsa shares or ADSs.

In general terms, the taxable capital gain (loss) is determined by adding the fair market value of our shares or ADSs received pursuant to the exchange and any cash received, and deducting the tax basis for the Tamsa shares or ADSs tendered in the exchange. For Mexican tax purposes, the fair market value of our shares or ADSs received pursuant to the exchange will be determined by the exchange ratio as of the closing of the exchange offer.

Losses arising from the exchange can be offset only against the same type of income (i.e., income derived from the sale, exchange or other disposition of shares or ADSs), provided that certain other requirements are met.

OWNERSHIP AND DISPOSITION OF OUR SHARES OR ADSS

The tax treaty between Mexico and Luxembourg does not apply to dividends paid by us or to the disposition of our shares or ADSs because we are not considered to be resident in Luxembourg for the purposes of that treaty as a result of our status as a tax exempt entity under Luxembourg law.

TAXATION OF DIVIDENDS

If you are a Mexican resident (individual or company), dividends paid to you on our shares or ADSs (whether paid in cash, property or other equity securities) are required to be included in your income and will be subject to tax at the individual or corporate rate applicable to you.

The amount of the dividend distribution that you must include in your income, if paid in a currency other than Mexican pesos, will be the Mexican peso value of the foreign currency payment made, determined at the spot foreign currency/Mexican peso rate on the date such dividend distribution must be included in your income, regardless of whether the payment is in fact converted into Mexican pesos.

Individuals are allowed a credit for any taxes withheld by us. Mexican companies are allowed a credit for any taxes withheld by us and any corporate taxes paid by us or by any of our direct subsidiaries in another jurisdiction with which Mexico has entered into a treaty regarding exchange of tax information, if those companies owned, during the six-month period preceding the relevant dividend payment date, either a direct interest of no less than 10% in our capital stock (in the case of a tax withheld or paid by us) or an indirect interest of no less than 5% in the respective subsidiary's capital stock (in the case of a tax paid by that direct subsidiary).

ASSETS TAX

Mexican companies subject to Mexican income tax are also subject to Mexican assets tax at the rate of 1.8% on the company's net assets. Because these two taxes are creditable against each other, Mexican companies are effectively subject to the higher of the two taxes. Our shares and ADSs must be included in the assets tax basis.

                                      III-29

TAXATION OF CAPITAL GAINS

Capital gains derived from future sales, exchanges or other dispositions of our shares are subject to the same Mexican tax regime as capital gains from the exchange of Tamsa shares or ADSs for our shares or ADSs. For a discussion of this tax regime, see "--Exchange of Tamsa shares or ADSs for our shares or ADSs" above.

VALUE ADDED TAX

The sale, exchange or other disposition of our shares or ADSs is exempt from value added tax in Mexico.

INHERITANCE TAX

There is no Mexican inheritance tax applicable to the transfer of our shares by hereditary succession.

OTHER TAXES

Mexico imposes no additional taxes on the ownership, transfer, exchange or disposition of our shares or ADSs. In addition, Mexico imposes no tax or fee to stamp, seal, issue or register our shares or ADSs.

ITALIAN TAX CONSEQUENCES

This discussion relating to Italian tax consequences generally only applies to you if you are an individual resident in Italy or a company organized in Italy or a foreign entity having a permanent establishment in Italy. For purposes of Italian tax law, an individual is deemed to be resident in Italy if, for the greater part of the tax period, the individual is registered in the Office of Records of the Resident Population or is resident or domiciled within the territory of the state within the meaning of the Italian Civil Code.

A company is deemed to be resident in Italy if, for the greater part of the tax period, it has its legal or administrative office or its principal purpose within the Italian territory. The principal purpose is determined by the articles of association, if in the form of a public deed or an authenticated private agreement or, in the absence thereof, on the basis of the activity in which it is actually engaged.

The Italian government has entered into treaties for the avoidance of double taxation with a large number of countries, including Argentina, Mexico, the United States and all other member countries of the EU. These treaties generally provide for taxation of capital gains and dividends in the holder's country of residence. However, dividends may also be taxed in the contracting state of which the company paying dividends is a resident and according to the laws of that state, but the tax so charged normally does not exceed a certain percentage, generally ranging from 5% to 15%, of the gross amount of the dividends. The treaties entered into with Argentina and Mexico provide for a 15% maximum tax rate, whereas the treaty entered into with the United States provides for a withholding tax rate, which may vary from 5% to 15% depending on percentage of stock ownership and period of stock holding.

This discussion addresses only Italian national taxation; the effect of any applicable regional or municipal tax laws is not discussed herein.

                                      III-30

EXCHANGE OF DALMINE SHARES FOR OUR SHARES

The exchange of Dalmine shares for our shares is a taxable transaction for Italian income tax purposes. In general terms, the taxable capital gain (loss) is determined as the difference between the fair market value of our shares received pursuant to the exchange and any cash received, and the tax basis for the Dalmine shares tendered in the exchange. For Italian income tax purposes, the fair market value of our shares received pursuant to the exchange will be determined by the exchange ratio as of the closing of the exchange offer.

If you are an individual resident in Italy, you are subject to a 27% or 12.5% substitute tax (depending on whether the stock ownership percentage meets the threshold established for a shareholding to be classified as "qualified" or "non-qualified") on capital gains realized in the exchange of Dalmine shares for our shares. "Qualified shareholding" means stock ownership representing more than 2% of the company's voting stock or more than 5% of the company's share capital. "Non-qualified shareholding" means stock ownership representing 2% or less of the company's voting stock or 5% or less of the company's share capital. Losses arising from the exchange may be offset against the same type of income in the year of the exchange and in the four subsequent tax years.

If you are an entrepreneur resident in Italy, carrying out commercial activities and have included Dalmine shares in the assets pertaining to your business activities, you must include any relevant capital gains or losses in your individual taxable income and apply the applicable progressive tax rates. Progressive tax rates for personal income tax, or IRPEF, may vary from 18% to 44.5% (44% from January 1, 2003).

If you are an Italian company or a foreign entity with a permanent establishment in Italy, any gain you realize in the exchange of Dalmine shares for our shares is subject to ordinary corporate income tax, or IRPEG, at a rate of 36% (which will be reduced to 35% for companies with a fiscal year beginning before the exchange and ending after January 1, 2003). An additional 4.75% regional tax on productive activities, or IRAP, is levied on entities carrying out banking and financial activities. You can use any capital losses to offset ordinary income in the year of the exchange and in the five subsequent tax periods.

Gains realized by Italian investment or pension funds are subject to a substitute tax of 12.5% and 11%, respectively, which is levied on the fund's accrued income during the year.

Non-Italian residents may be subject to taxation in Italy for gains realized from the exchange of Dalmine shares for our shares. In the case of holders resident in a country that has entered into a treaty with Italy, they are generally not subject to Italian taxation on the capital gains arising from the exchange of Dalmine shares for our shares. Individuals and companies resident in a country that has not entered into a treaty with Italy, however, as well as non-Italian investment and pension funds (whether or not resident in a country that has entered into a treaty with Italy) are subject to a substitute tax of 27% on capital gains, but only when there is an exchange of stock ownerships representing more than 2% of the company's voting stock or more than 5% of the company's share capital.

OWNERSHIP AND DISPOSITION OF OUR SHARES

TAXATION OF DIVIDENDS

Dividends paid on our shares (whether paid in cash, property or other equity securities) are subject to income tax in Italy.

                                      III-31

If you are an Italian individual not carrying out business activities, dividends paid to you are subject to a 12.5% withholding tax, levied by the financial intermediary as advance payment of your personal income tax and then included in your individual taxable income subject to the IRPEF progressive tax rates. Income from these dividends will qualify as foreign source income and a tax credit will be granted for taxes paid abroad.

Individuals who deposit their securities with a financial intermediary and opt for the application of the "Risparmio Gestito" regime, are subject to a 12.5% substitute tax on the net realized and unrealized income (including dividend distributions) from securities. No tax credit is granted in respect of any withholding tax levied abroad.

If you are an individual entrepreneur, carrying out commercial activities, and have included our shares in the assets pertaining to your business activities, you must include dividends on our shares in your individual taxable income and apply the IRPEF progressive tax rates. Income from these dividends qualifies as foreign source income and a tax credit is granted for any tax paid abroad.

If you are an Italian company or a foreign entity with a permanent establishment in Italy, you are subject to IRPEG on dividends received from us. Income from these dividends qualifies as foreign source income for income tax purposes.

Dividends paid to Italian investment funds and pension funds are subject to a 12.5% and 11% substitute tax, respectively, which is levied on the fund's accrued income during the year.

TAXATION OF CAPITAL GAINS

Capital gains from future sales, exchanges or other dispositions of our shares are subject to the same tax regime as capital gains from the exchange of Dalmine shares for our shares. For a discussion of this tax regime, see "--Exchange of Dalmine shares for our shares" above.

VALUE ADDED TAX

The sale, exchange or other disposition of our shares is exempt from value added tax in Italy.

TRANSFER TAXES

Transfers of our shares will not be subject to Italian transfer taxes.

INHERITANCE TAX

There is no Italian inheritance tax applicable to the transfer of our shares by hereditary succession.

GIFT TAX

There is no Italian gift tax applicable to the transfer of our shares by gifts made to parents, children and relatives and some relatives-in-law. However, gifts made to non-relatives could be subject to a registration tax at the fixed amount of E129. An exemption from this registration tax is granted for amounts up to E180,760.

OTHER TAXES

There are no Italian stamp, issue, registration or similar taxes or duties payable by the shareholders on the transfer, exchange, disposition or ownership of our shares.

                                      III-32

                           MARKET PRICE AND DIVIDENDS

MARKET PRICE

OUR SHARES AND ADSS

No trading market for our shares or ADSs exists or has ever existed. Accordingly, no historical data can be provided regarding the market prices of our shares and ADSs.

SIDERCA SHARES AND ADSS

Siderca's shares are listed on the Buenos Aires Stock Exchange and its ADSs are listed on the NYSE under the symbol "SDT."

BUENOS AIRES STOCK EXCHANGE

The principal trading market for Siderca's shares is the Buenos Aires Stock Exchange. Set forth in the following table are reported high and low official prices (in nominal Argentine pesos per share) of Siderca's shares on the Buenos Aires Stock Exchange for the stated periods.

-----------------------------------------------------------------------------
                                                              PRICE PER SHARE
                                                              ---------------
                                                              HIGH       LOW
-----------------------------------------------------------------------------
2002
   First quarter............................................  5.95      2.45
   Second quarter...........................................  6.49      4.60
   Third quarter............................................  7.46      6.00
2001
   First quarter............................................  2.28      1.91
   Second quarter...........................................  2.14      1.91
   Third quarter............................................  1.97      1.31
   Fourth quarter...........................................  2.53      1.08
2000
   First quarter............................................  2.39      1.95
   Second quarter...........................................  2.37      1.63
   Third quarter............................................  2.38      1.92
   Fourth quarter...........................................  2.30      1.92
1999
   First quarter............................................  1.14      0.85
   Second quarter...........................................  1.80      1.17
   Third quarter............................................  1.90      1.25
   Fourth quarter...........................................  2.13      1.81

                                      III-33

-----------------------------------------------------------------------------
                                                              PRICE PER SHARE
                                                              ---------------
                                                              HIGH       LOW
-----------------------------------------------------------------------------
1998
   First quarter............................................  2.82      2.24
   Second quarter...........................................  1.65      1.70
   Third quarter............................................  2.17      0.80
   Fourth quarter...........................................  1.56      1.06
1997
   First quarter............................................  2.14      1.68
   Second quarter...........................................  2.47      1.86
   Third quarter............................................  3.28      2.45
   Fourth quarter...........................................  3.33      2.33
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                                              PRICE PER SHARE
                                                              ---------------
                                                              HIGH       LOW
-----------------------------------------------------------------------------
MONTHS IN 2002
   May......................................................  5.50      4.62
   June.....................................................  6.49      4.60
   July.....................................................  6.90      6.00
   August...................................................  7.03      6.40
   September................................................  7.46      6.24
   October..................................................  6.38      5.90
-----------------------------------------------------------------------------

As of October 18, 2002, a total of 1,000,000,000 shares were registered in Siderca's shareholders register in the name of more than 8,300 holders. As of October 18, 2002, a total of 54,581,040 shares of Siderca were registered in the name of the depositary for Siderca's ADR program. On November 7, 2002, the closing sales price for Siderca's shares was ARP6.18.

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose approximately 176 shareholder members are the only individuals and entities authorized to trade in securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry from 12:00 P.M. to 5:00 P.M. each business day. The Buenos Aires Stock Exchange also operates a continuous market system from 9:30 A.M. to 6:00 P.M. each business day, on which privately arranged trades are registered and made public.

Although the Buenos Aires Stock Exchange is one of Latin America's largest securities exchanges in terms of market capitalization, it remains relatively small and illiquid compared to major world markets and, therefore, subject to greater volatility. To control price volatility in the Buenos Aires Stock Exchange, the Buenos Aires Stock Market operates a system which suspends dealing in shares of a particular issuer for one half-hour when the price of the issuer's shares increases or decreases by 10% relative to that day's opening price and for the remainder of the day when the price increases or decreases by 15% relative to that day's opening price. Investors in the Argentine securities market are mostly individuals, mutual and pension funds and companies. However, institutional investors,

                                      III-34
consisting of a limited number of mutual funds, represent a growing percentage of trading activity. The Argentine Congress passed amendments to the social security laws, effective July 1, 1994, which partially privatized the government social security system and have increased substantially the assets of Argentine institutional pension funds and the volume of trading on the Buenos Aires Stock Exchange. In addition, pursuant to amendments to the social security laws, Argentine institutional pension funds may now invest in securities issued in connection with initial public offerings.

The information regarding the Argentine equities market set forth in the following table was obtained from the Buenos Aires Stock Exchange.

------------------------------------------------------------------------------------------------
                                                         ARGENTINE EQUITIES MARKET(1)
                                              --------------------------------------------------
                                               2002     2001     2000    1999     1998     1997
------------------------------------------------------------------------------------------------
Market capitalization (U.S. dollars in
billions)(2)................................  104.83   192.50   165.80   83.88    45.29    59.24
Average daily trading volume (U.S. dollars
in millions)(3).............................    7.38    17.35    24.11   36.96   105.00   153.81
Number of listed companies..................     115      119      125     125      131      136
------------------------------------------------------------------------------------------------

(1) At December 31 for each year shown, except for 2002, which is at June 30.
(2) End-of-period figures for shares traded on the Buenos Aires Stock Exchange.
(3) Including trading of equity on the Buenos Aires Stock Exchange.

NEW YORK STOCK EXCHANGE

As of October 18, 2002, a total of 5,458,104 Siderca ADSs were registered of record. Each Siderca ADS represents 10 Siderca shares. JPMorgan Chase, as successor to Morgan Guaranty Trust Company of New York, or Morgan Guaranty, acts as Siderca's depositary for issuing ADRs evidencing the Siderca ADSs. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. On November 7, 2002, the closing price of the Siderca ADSs on the NYSE was USD16.60.

---------------------------------------------------------------------------
                                                              PRICE PER ADS
                                                              -------------
                                                              HIGH     LOW
---------------------------------------------------------------------------
2002
   First quarter............................................  21.00   15.00
   Second quarter...........................................  19.05   12.00
   Third quarter............................................  19.29   15.44
2001
   Second quarter (from May 17, 2001).......................  20.56   18.54
   Third quarter............................................  19.65   13.20
   Fourth quarter...........................................  18.03   10.74
---------------------------------------------------------------------------

                                      III-35

---------------------------------------------------------------------------
                                                              PRICE PER ADS
                                                              -------------
                                                              HIGH     LOW
---------------------------------------------------------------------------
MONTHS IN 2002
   May......................................................  16.20   13.00
   June.....................................................  15.81   12.00
   July.....................................................  18.92   15.85
   August...................................................  19.29   17.90
   September................................................  19.25   15.44
   October..................................................  16.90   15.28
---------------------------------------------------------------------------

TAMSA SHARES AND ADSS

Tamsa's shares are listed on the Mexican Stock Exchange and its ADSs are listed on the AMEX.

MEXICAN STOCK EXCHANGE

The principal trading market for Tamsa's shares is the Mexican Stock Exchange. Set forth in the following table are reported high and low official prices (in nominal Mexican pesos per share) of Tamsa's shares on the Mexican Stock Exchange for the stated periods. For comparative purposes, the amounts shown below have been adjusted retroactively to reflect the stock split that occurred in July 2001.

-----------------------------------------------------------------------------
                                                              PRICE PER SHARE
                                                              ---------------
                                                               HIGH     LOW
-----------------------------------------------------------------------------
2002
   First quarter............................................  19.52    15.91
   Second quarter...........................................  19.59    17.50
   Third quarter............................................  19.45    16.15
2001
   First quarter............................................  31.00    20.64
   Second quarter...........................................  25.00    19.80
   Third quarter............................................  24.10    17.20
   Fourth quarter...........................................  20.80    14.35
2000
   First quarter............................................  31.60    23.80
   Second quarter...........................................  30.80    22.57
   Third quarter............................................  32.70    25.82
   Fourth quarter...........................................  31.98    23.46
1999
   First quarter............................................  17.32    12.36
   Second quarter...........................................  22.80    16.72
   Third quarter............................................  23.60    17.40
   Fourth quarter...........................................  26.66    20.00

                                      III-36

-----------------------------------------------------------------------------
                                                              PRICE PER SHARE
                                                              ---------------
                                                               HIGH     LOW
-----------------------------------------------------------------------------
1998
   First quarter............................................  34.78    25.60
   Second quarter...........................................  31.50    23.00
   Third quarter............................................  24.60     9.40
   Fourth quarter...........................................  19.60    12.80
1997
   First quarter............................................  28.44    24.30
   Second quarter...........................................  29.20    25.70
   Third quarter............................................  38.20    28.00
   Fourth quarter...........................................  45.50    31.20
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                                              PRICE PER SHARE
                                                              ---------------
                                                               HIGH     LOW
-----------------------------------------------------------------------------
MONTHS IN 2002
   May......................................................  20.45    18.20
   June.....................................................  19.32    17.50
   July.....................................................  18.69    17.00
   August...................................................  18.00    16.15
   September................................................  19.45    17.50
   October..................................................  18.50    17.22
-----------------------------------------------------------------------------

On November 7, 2002, the closing sales price for Tamsa's shares was MXP18.50. As of October 18, 2002, there were 342,934,120 issued and outstanding shares of common stock of Tamsa, including 129,753,565 shares deposited with Banco Nacional de Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero Banamex Accival, or Banamex, as agent for JPMorgan Chase (as successor to Morgan Guaranty), or the depositary, as depositary under the Deposit Agreement dated January 1, 1964 as amended and restated as of July 1, 1993, among Tamsa, the depositary and all holders from time to time of Tamsa's ADSs.

As of October 18, 2002, 174,114,015 shares of common stock (representing 50.77% of the total capital stock of Tamsa) had been registered with the National Foreign Investment Registry maintained by the Secretaria de Comercio y Fomento Industrial, or SECOFI (now called Secretaria de Economia), as being owned directly or indirectly by the Company. These amounts exclude 3,650,000 shares for 1999, 2000, 2001 and through October 18, 2002 held since November 30, 1988 by a wholly-owned subsidiary of Tamsa.

Tamsa is a 49.0% shareholder of Sidtam, a limited liability company organized under the laws of the British Virgin Islands. Siderca holds the remaining 51.0% of the capital stock of Sidtam. The purpose of Tamsa's investment in Sidtam is to participate in different types of investment projects, including, among others, the purchase of shares of Tamsa. Tamsa's board of directors has authorized a capital contribution to Sidtam in an amount sufficient for Tamsa to participate proportionately in the

                                      III-37
purchase by Sidtam of 2,000,000 shares of Tamsa's capital stock. As of October 18, 2002, Sidtam held 9,700,000 shares of Tamsa.

On March 2, 2001, Tamsa's board of directors proposed a five-for-one stock split. Tamsa's shareholders approved at the extraordinary shareholders' meeting held on April 27, 2001, the five-for one stock split effective as of July 10, 2001. As a result, holders received five shares for each share held by them. Additionally, a modification of the ratio of ADSs to shares, from one ADS for each share to one ADS for each five shares, was approved. The increase in the number of shares issued and outstanding did not modify the capital stock. Tamsa issued 342,934,120 shares in exchange for the then outstanding 68,586,824 shares. New shares issued as a result of the stock split have the same rights as the shares then issued and outstanding.

The Mexican Stock Exchange is the only stock exchange in Mexico. It is organized as a corporation whose shareholders are the only entities authorized to trade in securities listed on the Mexican Stock Exchange. Trading on the Mexican Stock Exchange is conducted electronically from 8:30 A.M. to 3:00 P.M. each business day.

Although the Mexican Stock Exchange is one of Latin America's largest securities exchanges in terms of market capitalization, it remains relatively small and illiquid compared to major world markets, and, therefore, subject to greater volatility. Investors in the Mexican Securities Market are mostly individuals, mutual and pension funds and companies.

The information regarding the Mexican equities market set forth in the following table was obtained from the Mexican Stock Exchange.

------------------------------------------------------------------------------------------------
                                                         MEXICAN EQUITIES MARKET(1)
                                             ---------------------------------------------------
                                              2002     2001     2000     1999     1998     1997
------------------------------------------------------------------------------------------------
Market capitalization (U.S. dollars in
billions)(2)...............................  114.41   126.62   125.68   153.49    91.98   156.18
Average daily trading volume (U.S. dollars
in millions)(3)............................  100.59   150.94   165.05   137.80   121.91   195.69
Number of listed companies.................     172      172      177      190      195      198
------------------------------------------------------------------------------------------------

(1) At December 31 for each year shown, except for 2002, which is at June 30.
(2) End-of-period figures for shares traded on the Mexican Stock Exchange.
(3) Including trading of equity on the Mexican Stock Exchange.

AMERICAN STOCK EXCHANGE

As of October 18, 2002, a total of 25,950,713 ADSs were registered of record. Each ADS represents five shares of common stock of Tamsa. JPMorgan Chase, as successor to Morgan Guaranty, acts as depositary for issuing ADRs evidencing the ADSs. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Mexican Stock Exchange and the price of the ADSs on the AMEX. On November 7, 2002, the closing price of the Tamsa ADSs on the AMEX was USD9.12.

                                      III-38

-----------------------------------------------------------------------------
                                                               PRICE PER ADS
                                                              ---------------
                                                               HIGH     LOW
-----------------------------------------------------------------------------
2002
   First quarter............................................  10.700    8.650
   Second quarter...........................................  10.999    9.199
   Third quarter............................................    9.95     8.25
2001
   First quarter............................................  16.250   10.800
   Second quarter...........................................  13.890   10.010
   Third quarter............................................  13.250    9.000
   Fourth quarter...........................................  11.250    7.850
2000
   First quarter............................................  16.875   12.375
   Second quarter...........................................  16.375   12.188
   Third quarter............................................  17.438   13.688
   Fourth quarter...........................................  16.940   12.570
1999
   First quarter............................................   9.000    6.000
   Second quarter...........................................  12.438    8.563
   Third quarter............................................  12.563    9.125
   Fourth quarter...........................................  14.375   10.438
1998
   First quarter............................................  21.125   15.313
   Second quarter...........................................  19.000   12.188
   Third quarter............................................  13.625    4.500
   Fourth quarter...........................................   9.875    6.375
1997
   First quarter............................................  18.250   15.375
   Second quarter...........................................  18.563   16.250
   Third quarter............................................  24.750   17.875
   Fourth quarter...........................................  29.188   18.563
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                                               PRICE PER ADS
                                                              ---------------
                                                               HIGH     LOW
-----------------------------------------------------------------------------
MONTHS IN 2002
   May......................................................   10.90     9.49
   June.....................................................   10.10     9.20
   July.....................................................    9.55     8.51
   August...................................................    9.09     8.25
   September................................................    9.95     8.56
   October..................................................    9.40     8.45
-----------------------------------------------------------------------------

                                      III-39

DALMINE SHARES

The principal trading market for the Dalmine ordinary shares is the Milan Stock Exchange. The table below sets forth, for the periods indicated, reported high and low official prices of the Dalmine ordinary shares on the Milan Stock Exchange. On January 4, 1999, the shares began trading on the Milan Stock Exchange in euro. The data provided in the following table for the period prior to January 1999 is based on noon buying rates for the Italian lira converted into the euro at fixed rate established by the European Council of Ministers of Italian lire 1,936.27=E1.00.

-----------------------------------------------------------------------------
                                                              PRICE PER SHARE
                                                              ---------------
                                                              HIGH       LOW
-----------------------------------------------------------------------------
2002
   First quarter............................................  0.22      0.18
   Second quarter...........................................  0.21      0.15
   Third quarter............................................  0.15      0.11
2001
   First quarter............................................  0.37      0.30
   Second quarter...........................................  0.35      0.31
   Third quarter............................................  0.32      0.17
   Fourth quarter...........................................  0.22      0.17
2000
   First quarter............................................  0.33      0.18
   Second quarter...........................................  0.32      0.24
   Third quarter............................................  0.37      0.30
   Fourth quarter...........................................  0.41      0.31
1999
   First quarter............................................  0.27      0.21
   Second quarter...........................................  0.26      0.22
   Third quarter............................................  0.23      0.21
   Fourth quarter...........................................  0.22      0.19
1998
   First quarter............................................  0.46      0.24
   Second quarter...........................................  0.47      0.29
   Third quarter............................................  0.34      0.20
   Fourth quarter...........................................  0.27      0.18
1997
   First quarter............................................  0.21      0.17
   Second quarter...........................................  0.20      0.19
   Third quarter............................................  0.23      0.19
   Fourth quarter...........................................  0.27      0.21
-----------------------------------------------------------------------------

                                      III-40

-----------------------------------------------------------------------------
                                                              PRICE PER SHARE
                                                              ---------------
                                                              HIGH       LOW
-----------------------------------------------------------------------------
MONTHS IN 2002
   May......................................................  0.20      0.17
   June.....................................................  0.17      0.15
   July.....................................................  0.15      0.11
   August...................................................  0.15      0.13
   September................................................  0.15      0.11
   October..................................................  0.14      0.11
-----------------------------------------------------------------------------

On November 7, 2002, the closing sales price for Dalmine's shares was E0.14. As of October 18, 2002, a total of 1,156,680,000 Dalmine ordinary shares were registered in the Dalmine shareholders register. These shares represent 100% of the total outstanding Dalmine ordinary shares.

The information regarding the Italian equities market set forth in the following table was obtained from the Milan Stock Exchange.

--------------------------------------------------------------------------------------------------
                                                      ITALIAN EQUITIES MARKET(1)
                                     -------------------------------------------------------------
                                       2002       2001       2000       1999       1998      1997
--------------------------------------------------------------------------------------------------
Market capitalization (U.S. dollars
in billions)(2)....................    526.83     526.85     771.51     731.10     566.08   343.02
Average daily trading volume (U.S.
dollars in millions)(3)............  2,281.97   2,249.14   3,127.16   2,110.65   1,863.99   784.25
Number of listed companies.........       297        294        297        270        243      239
--------------------------------------------------------------------------------------------------

(1) At December 31 for each year shown, except for 2002, which is at June 30.
(2) End-of-period figures for shares traded on the Milan Stock Exchange.
(3) Including trading of equity on the Milan Stock Exchange.

DIVIDENDS

THE COMPANY

We do not have, and have no current plans to establish, a formal dividend policy governing the amount and payment of dividends. The amount and payment of dividends will be determined by a majority vote of our shareholders, generally, but not necessarily, based on the recommendation of our board of directors. If the exchange offer is successful, the current controlling shareholder of Siderca, Tamsa and Dalmine will beneficially own a controlling interest in our capital stock and will have the discretion to determine the amount and payment of future dividends. All shares of our capital stock rank pari passu with respect to the payment of dividends. On August 27, 2002, we distributed to our shareholders an interim cash dividend of USD9.3 million, which equals the amount of the dividend we received on August 5, 2002, from Siderca. Under Luxembourg law, interim dividend distributions must be ratified by our annual shareholders' meeting. Our controlling shareholder has informed us that it intends to cause a future shareholders' meeting to ratify the interim dividend distribution, and that such ratification will not provide for any adjustment to or redistribution of any portion of such dividend to shares issued by us after August 27, 2002.

                                      III-41

We will conduct all of our operations through subsidiaries and, accordingly, our main source of cash to pay dividends will be the dividends received from our subsidiaries. See "Part Two--Risk Factors--Risks relating to Tenaris's Business--Our ability to pay cash dividends depends on the results of operations and financial condition of our subsidiaries and may be restricted by legal, contractual or other limitations." These dividend payments will likely depend on the subsidiaries' results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed relevant by their respective boards of directors, as well as on any applicable legal restrictions. See "Part Two--Risk Factors--Risks relating to Argentina and Mexico" and "Part Eight--Legal Information--Description of Our Shares--Dividends" for a discussion of the current Argentine restrictions on the payment of dividends.

Dividends may be lawfully declared and paid if our profits and distributable reserves are sufficient under Luxembourg law. The board of directors has power to initiate dividend installments pursuant to Luxembourg law, but payment of the dividends must be approved by our shareholders at the annual general meeting, subject to the approval of our annual accounts.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution.

On October 18, 2002, our board of directors resolved that only a portion (approximately USD127.5 million) of the value of Sidertubes' first contribution to us would be allocated to the freely-distributable issuance premium out of which the Company may pay dividends. See "Part Four--Information about Tenaris--Related Party Transactions--Corporate reorganization transactions."

SIDERCA

Siderca does not have a formal policy governing the amount and payment of dividends. However, it has paid dividends regularly in the past several years. The amount and payment of dividends are determined by majority vote of the shareholders of Siderca, generally, but not necessarily, on the recommendation of Siderca's board of directors. Since San Faustin beneficially owned 71.17% of the capital stock of Siderca as of October 18, 2002, it has and will continue to have the discretion to determine the amount and payment of future dividends. The payment of future dividends will also depend on Siderca's earnings, financial condition and other factors, including the requirements of Argentine law. All shares of Siderca's capital stock rank pari passu with respect to the payment of dividends.

Siderca paid aggregate dividends as follows:

- Fiscal year 1999: ARP212.9 million (ARP0.21 per share). Of this amount, ARP97.8 million was paid in cash and ARP115.0 million was paid in kind.

- Fiscal year 2000: ARP97.8 million (ARP0.10 per share). This entire amount was paid in cash.

- Fiscal year 2001: ARP293.5 million (ARP0.29 per share). This entire amount was paid in cash.

- Transition period ended December 31, 2001: ARP275.8 million (ARP0.28 per share). Of this amount, ARP156.5 million was paid in cash and ARP119.3 million was paid in kind (with shares of Siderar).

In addition, on July 26, 2002, Siderca announced a cash dividend of ARP180.0 million (ARP0.18 per share), which was paid on August 5, 2002. Shareholders were given the option to receive their dividend in U.S. dollars at an exchange rate of ARP3.65 per U.S. dollar, which was the bank selling
                                      III-42
rate offered by Banco de la Nacion Argentina for converting Argentine pesos into U.S. dollars at the close of business on July 25, 2002. No assurances are given that Siderca will provide such an option with respect to the currency of payment of any cash dividends in the future.

Dividends may be lawfully declared and paid only out of Siderca's retained earnings reflected in its annual financial statements and approved by a shareholders' meeting as described below. The board of directors of Siderca may declare an anticipatory dividend, in which case each member of the board of directors and of the supervisory council is jointly and severally liable for the repayment of the dividend if retained earnings at the close of the fiscal year in which the dividend was paid would not have been sufficient to permit the payment of the dividend.

The board of directors submits the financial statements of Siderca for the preceding fiscal year, together with reports thereon by the supervisory council, to the annual ordinary shareholders' meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders' meeting must be held to approve the financial statements and determine the allocation of Siderca's net income for the preceding fiscal year. Under Argentine law, the shareholders are required to allocate not less than 5% of net income per year to the legal reserve until the amount of the reserve equals 20% of Siderca's subscribed capital stock plus adjustments to capital stock. If the legal reserve is subsequently reduced, dividends may not be paid until the legal reserve has been restored to its former level. The legal reserve is not available for distribution. At June 30, 2002, Siderca's legal reserve represented 11.4% of Siderca's subscribed capital stock, as adjusted. Under Siderca's by-laws, after the allocation to the legal reserve has been made, an amount will be segregated to pay the fees of the members of the board of directors and of the supervisory council and, if any preferred stock is then outstanding (Siderca currently has no preferred stock outstanding), an amount will be segregated to pay dividends on preferred stock. The remainder of the retained earnings for the year may be distributed as dividends on capital stock or retained as a voluntary dividend reserve, contingency reserve or other account, or any combination thereof, all as determined by the shareholders at the ordinary shareholders' meeting.

Certain regulations issued in Argentina in response to the economic and political crisis in that country may continue to affect Siderca's ability to pay dividends. For example, on December 4, 2001, Siderca distributed a dividend consisting of cash and shares of Siderar. Instead of distributing the unregistered Siderar shares directly to holders of the ADSs, the depositary, pursuant to the Siderca ADR deposit agreement, chose to liquidate the Siderar shares in the Argentine market and deliver the cash proceeds to holders of Siderca ADSs. Due to the Argentine government's emergency measures, however, the depositary has not yet been able to transfer out of Argentina either the ADS holders' cash payments or the proceeds from the sale of the Siderar shares out of Argentina. The depositary has made application to the Argentine Central Bank to permit those funds to be transferred outside Argentina. The Argentine Central Bank has not yet responded to the depositary's application, which is required under the Argentine government's emergency measures in order to make certain transfers of U.S. dollars out of Argentina. Neither Siderca nor the depositary can provide any estimates as to when, if ever, the Argentine Central Bank will respond to the depositary's application. Until such time, if ever, that the Argentine Central Bank approves the depositary's application, holders of Siderca's ADSs will be unable to receive any of the cash proceeds relating to Siderca's December 4, 2001 dividend. See "Part Two--Risk Factors--Risks relating to Argentina and Mexico" and the risk factors included in Siderca's transition report on Form 20-F incorporated by reference into this prospectus.

TAMSA

Tamsa does not have a formal policy governing the amount and payment of dividends. The amount and payment of dividends are determined by majority vote of the shareholders of Tamsa, generally, but not necessarily, on the recommendation of Tamsa's board of directors. Since Tamsa's controlling
                                      III-43
shareholder beneficially owned 50.77% of the capital stock of Tamsa as of October 18, 2002, it effectively has and will continue to effectively have the discretion to determine the amount and payment of future dividends. The payment of future dividends will also depend on Tamsa's earnings, financial condition and other factors, including the requirements of Mexican law. All shares of Tamsa's capital stock rank pari passu with respect to the payment of dividends.

Tamsa paid dividends as follows:

- Fiscal year 1999: USD30 million (or USD0.4374 per share at the exchange rate of MXP9.3125 per dollar). This amount was paid on May 31, 2000, in cash.

- Fiscal year 2000: USD30 million (or USD0.4374 per share at the exchange rate of MXP9.7025 per dollar). This amount was paid on May 31, 2001, in cash.

- Fiscal year 2001: USD30 million (or USD0.08748 per share, after the stock split, at the exchange rate of MXP9.1182 per dollar). This amount was paid on May 31, 2002, in cash.

The board of directors submits the consolidated financial statements of Tamsa for the preceding fiscal year, together with reports thereon by the statutory auditor, to the annual ordinary shareholders' meeting for approval. Holders of Tamsa's ADSs are entitled to vote at any shareholders' meeting that may resolve on the payment of dividends, except that if Tamsa does not provide the depositary with the necessary voting materials on a timely basis, such holders of ADSs might not be able to exercise their voting rights. Tamsa has never failed to provide voting materials on a timely basis. On or before April 30 of each fiscal year, an ordinary shareholders' meeting must be held to approve the consolidated financial statements and determine the allocation of Tamsa's net income for the preceding fiscal year. Under Mexican law, the shareholders are required to allocate not less than 5% of net income per year to the legal reserve until the amount of the reserve equals 20% of Tamsa's subscribed capital stock. If the legal reserve is subsequently reduced, dividends may not be paid until the legal reserve has been restored to its former level. The legal reserve is not available for distribution. At June 30, 2002, Tamsa's legal reserve represented 8.64% of Tamsa's subscribed capital stock, as adjusted. Under Tamsa's by-laws, after the allocation to the legal reserve has been made, amounts may be segregated to fund additional reserves as determined by the shareholders' meeting. The remainder of the retained earnings for the year may be distributed as dividends on capital stock or retained as a voluntary reserve, contingency reserve or other account, or any combination thereof, all as determined by the shareholders at the ordinary shareholders' meeting.

DALMINE

Dalmine does not have a formal policy governing the amount and payment of dividends. The amount and payment of dividends are determined by a majority vote of the shareholders of Dalmine, only on the recommendation of Dalmine's board of directors. Before dividends may be paid out of Dalmine's unconsolidated net profits in any year, an amount equal to 5% of net profits must be allocated to Dalmine's legal reserve until the reserve is at least equal to 20% of the par value of Dalmine's issued share capital. The board of directors may authorize the distribution of interim dividends, subject to certain statutory and legal limitations. The payment of future dividends will depend on Dalmine's earnings, financial condition and other factors, including the requirements of Italian law. See "Part Two--Risk Factors--Risks relating to Tenaris's business--Dalmine's net worth may suffer as a result of a lawsuit in Great Britain." All shares of Dalmine's capital stock rank pari passu with respect to the payment of dividends.

The board of directors submits the financial statements of Dalmine for the preceding fiscal year, together with reports thereon prepared by the board of directors and the board of auditors by the end

                                      III-44
of March (or, in certain cases, May) of each year to the ordinary shareholders' meeting for approval. On or before the end of April (or, in certain cases, June) of each year, an ordinary shareholders' meeting must be held to approve the financial statements and determine the allocation of Dalmine's net income for the preceding fiscal year.

Dalmine has not paid dividends since 1993. Dalmine's controlling shareholder has the ability to cause Dalmine to declare and pay dividends, subject to applicable law.

At June 30, 2002, Dalmine's legal reserve represented 7.06% of Dalmine's issued share capital.

EFFECT OF THE EXCHANGE OFFER ON MARKET FOR SECURITIES

If completed, the exchange offer will reduce the number of holders of Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares and the number of Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares that might otherwise trade publicly. This could in turn diminish the liquidity and market value of the Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares that are not tendered and accepted in the exchange offer. Further, as discussed below, the Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares may be delisted from the exchanges on which they currently trade depending on the results of the exchange offer. This would in turn further diminish the liquidity and market value of these securities as well as the continued availability of publicly available information about Siderca, Tamsa and Dalmine and their securities. In addition, our shares and ADSs will be a new issue of securities with no established trading market or history, and we cannot provide any assurance that our shares and ADSs will enjoy liquidity similar to or greater than the Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares. See "Part Two--Risk Factors--Risks relating to the exchange offer."

                                      III-45

                         UNAUDITED PRO FORMA CONDENSED
                      COMBINED CONSOLIDATED FINANCIAL DATA

INTRODUCTORY NOTE

The following unaudited pro forma condensed combined consolidated financial data (prepared under IAS with a reconciliation to U.S. GAAP) give pro forma effect to the exchange offer, after giving effect to the pro forma adjustments described in the notes included below. The unaudited pro forma condensed combined consolidated financial data have been prepared from, and should be read in conjunction with, the combined consolidated financial statements of Tenaris included elsewhere in this prospectus and the historical consolidated financial statements and notes thereto of Siderca, Tamsa and Dalmine, which are included elsewhere in this prospectus.

In each presentation of the unaudited pro forma condensed combined consolidated data shown below, the first column shows the data arising from Tenaris's audited combined consolidated financial statements. The second, third and fourth columns reflect the effect of the exchange offer assuming the valid tender without subsequent withdrawal of the number of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares, as the case may be, necessary for Tenaris to hold the percentages of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares stated therein.

The following unaudited pro forma condensed combined consolidated financial data give pro forma effect to different scenarios of acceptance of the exchange offer. The first scenario assumes that, at January 1, 2001, or June 30, 2002, as the case may be, Tenaris held 80% of the shares or ADSs of Siderca (having thus acquired 8.83% of the Siderca shares or ADSs pursuant to the exchange offer), 80% of the shares or ADSs of Tamsa (having thus acquired 28.16% of the Tamsa shares or ADSs pursuant to the exchange offer) and 90% of the shares of Dalmine (having thus acquired 42.78% of the shares of Dalmine pursuant to the exchange offer), which are the minimum ownership percentages of Siderca, Tamsa and Dalmine required to consummate the exchange offer. The second scenario assumes that, at January 1, 2001, or June 30, 2002, as the case may be, Tenaris held 100% of the shares or ADSs of Siderca (having thus acquired 28.83% of the Siderca shares or ADSs pursuant to the exchange offer), 100% of the shares or ADSs of Tamsa (having thus acquired 48.16% of the Tamsa shares or ADSs pursuant to the exchange offer) and 100% of the shares of Dalmine (having thus acquired 52.78% of the shares of Dalmine pursuant to the exchange offer). The following unaudited pro forma combined consolidated financial data also contain a sensitivity analysis, which addresses the impact of acquiring incremental 5% ownership interests in Siderca, Tamsa and Dalmine.

The pro forma income statement data for the year ended December 31, 2001, and for the six-month period ended June 30, 2002, assume that the exchange offer occurred on January 1, 2001, while the pro forma balance sheet data as of June 30, 2002, assume that the exchange offer occurred on June 30, 2002.

The unaudited pro forma condensed combined consolidated financial data are provided for illustrative purposes only and do not purport to represent the actual results of operations or what Tenaris's financial position would have been had the exchange offer occurred on the date assumed, nor is it necessarily indicative of Tenaris's future operating results or combined consolidated financial position. The pro forma transactions are based upon available information and upon certain assumptions that we believe are reasonable.

                                      III-46

DETERMINATION AND ALLOCATION OF COST OF ACQUISITION

On September 13, 2002, we announced that we would seek the approvals necessary to make the exchange offer and to list our securities. The exchange offer is a key component of our strategy to reorganize Tenaris's investments in the steel pipe sector, further establish Tenaris as a global company, and better position it to capitalize on future growth opportunities. Our goals in the transaction include consolidating Tenaris's corporate identity as a global company, increasing the visibility of the Tenaris steel pipe business, aligning the interests of all shareholders across the Tenaris companies, generating further management and operating synergies and providing a more attractive investment opportunity in the steel pipe sector.

In the absence of a trading market for the Company's securities to be issued in connection with the exchange offer, cost of acquisition for purposes of the preparation of these unaudited pro forma condensed combined consolidated financial data has been determined utilizing the average market capitalization of each of Siderca, Tamsa and Dalmine over the three trading day period before and the two trading day period after the announcement of the terms of the exchange offer on September 13, 2002, based on the average market prices of Siderca ADSs on the NYSE, Tamsa ADSs on the AMEX and Dalmine shares on the Milan Stock Exchange. The average market capitalizations used for each company are USD1,782.2 million for Siderca, USD662.7 million for Tamsa and USD167.9 million for Dalmine. These average market capitalizations result in a purchase price of USD157 million, USD194 million and USD72 million, respectively, in case of the acquisition of an 8.83% interest in Siderca, a 28.16% interest in Tamsa and a 42.78% interest in Dalmine, respectively, at June 30, 2002, and USD514 million, USD326 million and USD89 million, respectively, in case of the acquisition of a 28.83% interest in Siderca, a 48.16% interest in Tamsa and a 52.78% interest in Dalmine, respectively, at June 30, 2002.

The following tables summarize the estimated fair value adjustments of the assets and liabilities resulting from the acquisition of minority interest at the acquisition date in each of the scenarios described above. The first table assumes the acquisition of an 8.83% interest in Siderca, a 28.16% interest in Tamsa and a 42.78% interest in Dalmine at June 30, 2002, and the second table assumes the acquisition of a 28.83% interest in Siderca, a 48.16% interest in Tamsa and a 52.78% interest in Dalmine at June 30, 2002.

                                      III-47

---------------------------------------------------------------------------------------------------
                                                                        AT JUNE 30, 2002
                                                              -------------------------------------
                                                              SIDERCA    TAMSA    DALMINE
THOUSANDS OF U.S. DOLLARS                                      8.83%    28.16%    42.78%     TOTAL
---------------------------------------------------------------------------------------------------
IAS
Property, plant and equipment, net..........................    7,702   (10,077)   24,450    22,075
Goodwill....................................................   56,734   (16,743)  (44,671)   (4,680)
Other non-current assets....................................        -     3,527         -     3,527
Current assets..............................................      360         -         -       360
                                                              -------------------------------------
Total assets acquired.......................................   64,796   (23,293)  (20,221)   21,282
Minority interest in Siderca, Tamsa and Dalmine.............   95,377   216,984   101,900   414,261
Total non-current liabilities...............................   (2,822)        -    (9,841)  (12,663)
                                                              -------------------------------------
Total liabilities assumed...................................   (2,822)        -    (9,841)  (12,663)
                                                              -------------------------------------
Fair value of interest acquired.............................  157,351   193,691    71,838   422,880
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                                                        AT JUNE 30, 2002
                                                              -------------------------------------
                                                              SIDERCA    TAMSA    DALMINE
THOUSANDS OF U.S. DOLLARS                                     28.83%    48.16%    52.78%     TOTAL
---------------------------------------------------------------------------------------------------
IAS
Property, plant and equipment, net..........................   25,150   (16,972)   30,165    38,343
Goodwill....................................................  185,248   (28,200)  (55,112)  101,936
Other non-current assets....................................        -     5,940         -     5,940
Current assets..............................................    1,177         -         -     1,177
                                                              -------------------------------------
Total assets acquired.......................................  211,575   (39,232)  (24,947)  147,396
Minority interest in Siderca, Tamsa and Dalmine.............  311,431   365,460   125,717   802,608
Total non-current liabilities...............................   (9,215)        -   (12,142)  (21,357)
                                                              -------------------------------------
Total liabilities assumed...................................   (9,215)        -   (12,142)  (21,357)
                                                              -------------------------------------
Fair value of interest acquired.............................  513,791   326,228    88,628   928,647
---------------------------------------------------------------------------------------------------

                                      III-48

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA
ASSUMING 80% OWNERSHIP OF SIDERCA, 80% OWNERSHIP OF TAMSA AND 90% OWNERSHIP OF DALMINE

The following unaudited pro forma condensed combined consolidated income statement data for the six-month period ended June 30, 2002, and the year ended December 31, 2001, assume the acquisition of an 8.83% interest in Siderca, a 28.16% interest in Tamsa and a 42.78% interest in Dalmine, resulting in 80% ownership of Siderca, 80% ownership of Tamsa and 90% ownership of Dalmine at January 1, 2001.

------------------------------------------------------------------------------------------------------------------
                                                                FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002
                                                           -------------------------------------------------------
                                                            HISTORICAL       PRO FORMA ADJUSTMENTS
                                                             COMBINED     ---------------------------
THOUSANDS OF U.S. DOLLARS                          NOTES   CONSOLIDATED   SIDERCA    TAMSA    DALMINE   PRO FORMA
------------------------------------------------------------------------------------------------------------------
UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED INCOME STATEMENT DATA
IAS
Net sales........................................             1,569,532                                  1,569,532
Cost of sales....................................   1, 2     (1,054,841)  (1,675)       755       302   (1,055,459)
                                                           -------------------------------------------------------
Gross profit.....................................               514,691   (1,675)       755       302      514,073
Selling, general and administrative expenses.....              (226,079)                                  (226,079)
Other operating income...........................                   477                                        477
Other operating expenses.........................               (11,043)                                   (11,043)
                                                           -------------------------------------------------------
Operating income (loss)..........................               278,046   (1,675)       755       302      277,428
Financial expenses, net..........................               (41,503)                                   (41,503)
                                                           -------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and equity in
earnings (losses) of associated companies and
minority interest................................               236,543   (1,675)       755       302      235,925
Equity in earnings (losses) of associated
companies........................................                (5,142)                                    (5,142)
                                                           -------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and minority
interest.........................................               231,401   (1,675)       755       302      230,783
Income tax.......................................      3       (101,017)      90       (118)      328     (100,717)
Effect of currency translation on tax bases......               (49,083)                                   (49,083)
                                                           -------------------------------------------------------
Income (loss) before minority interest...........                81,301   (1,585)       637       630       80,983
Minority interest in Siderca, Tamsa and
Dalmine..........................................      4        (46,940)   1,886     17,886     8,637      (18,531)
Minority interest in other subsidiaries..........               (17,204)                                   (17,204)
                                                           -------------------------------------------------------
Net income.......................................                17,157      301     18,523     9,267       45,248
                                                           -------------------------------------------------------
Number of shares (thousands).....................               710,747   80,775    102,183    41,148      934,853
Combined earnings (loss) per share...............                  0.02                                       0.05
U.S. GAAP
Net income under IAS.............................                17,157      301     18,523     9,267       45,248
Adjustments(1)...................................                34,973                                     34,973
Property, plant and equipment....................      1                                439     1,375        1,814
Goodwill.........................................      2                   1,418                             1,418
Deferred income tax..............................      3                               (300)   (1,003)      (1,303)
                                                           -------------------------------------------------------
Income before cumulative effect of accounting
changes..........................................                52,130    1,719     18,662     9,639       82,150
Cumulative effect of accounting changes(1).......               (17,417)                                   (17,417)
                                                           -------------------------------------------------------
Net income under U.S. GAAP.......................                34,713    1,719     18,662     9,639       64,733
                                                           -------------------------------------------------------
Combined earnings per share before effect of
accounting changes...............................                  0.07                                       0.09
Cumulative effect of accounting changes per
share............................................                 (0.02)                                     (0.02)
Combined earnings (loss) per share...............                  0.05                                       0.07
------------------------------------------------------------------------------------------------------------------

(1) See Notes 28 and 29 to Tenaris's audited combined consolidated interim financial statements for the six-month period ended June 30, 2002.

                                      III-49

------------------------------------------------------------------------------------------------------------------
                                                                    FOR THE YEAR ENDED DECEMBER 31, 2001
                                                           -------------------------------------------------------
                                                            HISTORICAL       PRO FORMA ADJUSTMENTS
                                                             COMBINED     ---------------------------
THOUSANDS OF U.S. DOLLARS                          NOTES   CONSOLIDATED   SIDERCA    TAMSA    DALMINE   PRO FORMA
------------------------------------------------------------------------------------------------------------------
UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED INCOME STATEMENT DATA
IAS
Net sales........................................            3,119,343                                   3,119,343
Cost of sales....................................   1, 2    (2,165,568)   (3,350)     1,510       604   (2,166,804)
                                                           -------------------------------------------------------
Gross profit.....................................              953,775    (3,350)     1,510       604      952,539
Selling, general and administrative expenses.....             (447,791)                                   (447,791)
Other operating income...........................                  585                                         585
Other operating expenses.........................              (64,937)                                    (64,937)
                                                           -------------------------------------------------------
Operating income (loss)..........................              441,632    (3,350)     1,510       604      440,396
Financial expenses, net..........................              (25,595)                                    (25,595)
                                                           -------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and equity in
earnings (losses) of associated companies and
minority
interest.........................................              416,037    (3,350)     1,510       604      414,801
Equity in earnings (losses) of associated
companies........................................              (41,296)                                    (41,296)
                                                           -------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and minority
interest.........................................              374,741    (3,350)     1,510       604      373,505
Income tax.......................................      3      (108,956)      180       (235)      656     (108,355)
Effect of currency translation on tax bases......             (109,882)                                   (109,882)
                                                           -------------------------------------------------------
Income (loss) before minority interest...........              155,903    (3,170)     1,275     1,260      155,268
Minority interest in Siderca, Tamsa and
Dalmine..........................................      4       (58,981)    7,847     20,691    (1,105)     (31,548)
Minority interest in other subsidiaries..........              (15,576)                                    (15,576)
                                                           -------------------------------------------------------
Net income.......................................               81,346     4,677     21,966       155      108,144
                                                           -------------------------------------------------------
Number of shares (thousands).....................              710,747    80,775    102,183    41,148      934,853
Combined earnings (loss) per share...............                 0.11                                        0.12
U.S. GAAP
Net income under IAS.............................               81,346     4,677     21,966       155      108,144
Adjustments(1)...................................               82,575                                      82,575
Property, plant and equipment....................      1                                878     2,750        3,628
Goodwill.........................................      2                   2,836                             2,836
Deferred income tax..............................      3                               (600)   (2,006)      (2,606)
                                                           -------------------------------------------------------
Income before cumulative effect of accounting
changes..........................................              163,921     7,513     22,244       899      194,577
Cumulative effect of accounting changes(1).......               (1,007)                                     (1,007)
                                                           -------------------------------------------------------
Net income under U.S. GAAP.......................              162,914     7,513     22,244       899      193,570
                                                           -------------------------------------------------------
Combined earnings per share before effect of
accounting changes...............................                 0.23                                        0.21
Cumulative effect of accounting changes per
share............................................                (0.00)                                      (0.00)
Combined earnings (loss) per share...............                 0.23                                        0.21
------------------------------------------------------------------------------------------------------------------

(1) See Notes 28 and 29 to Tenaris's audited combined consolidated interim financial statements for the year ended December 31, 2000

                                      III-50

The following unaudited pro forma condensed combined consolidated balance sheet data at June 30, 2002, assume the acquisition of an 8.83% interest in Siderca, a 28.16% interest in Tamsa and a 42.78% interest in Dalmine, resulting in 80% ownership of Siderca, 80% ownership of Tamsa and 90% ownership of Dalmine at June 30, 2002.

------------------------------------------------------------------------------------------------------------------
                                                                              AT JUNE 30, 2002
                                                          --------------------------------------------------------
                                                           HISTORICAL            PRO FORMA ADJUSTMENTS
                                                            COMBINED     -----------------------------      PRO
THOUSANDS OF U.S. DOLLARS                         NOTES   CONSOLIDATED   SIDERCA    TAMSA     DALMINE      FORMA
------------------------------------------------------------------------------------------------------------------
UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED BALANCE SHEET DATA
IAS
Non-current assets:
Property, plant and equipment, net..............      5      1,894,723     7,702    (10,077)    24,450   1,916,798
Intangible assets, net..........................      6         49,700    56,734    (16,743)   (44,671)     45,020
Other non-current assets........................               176,228                                     176,228
Deferred tax assets.............................      8         29,882                3,527                 33,409
                                                          --------------------------------------------------------
Total non-current assets........................             2,150,533    64,436    (23,293)   (20,221)  2,171,455
Current assets:
Inventories.....................................      7        661,783       360                           662,143
Trade receivables...............................               713,252                                     713,252
Other current assets............................               413,145                                     413,145
                                                          --------------------------------------------------------
Total current assets............................             1,788,180       360                         1,788,540
                                                          --------------------------------------------------------
Total assets....................................             3,938,713    64,796    (23,293)   (20,221)  3,959,995
                                                          --------------------------------------------------------
Shareholders' equity............................               845,792   157,351    193,691     71,838   1,268,672
Minority interest in Siderca, Tamsa and
Dalmine.........................................      9        802,608   (95,377)  (216,984)  (101,900)    388,347
Minority interest in other subsidiaries.........               105,531                                     105,531
Non-current liabilities:
Borrowings......................................               358,058                                     358,058
Deferred tax liabilities........................      8        260,964     2,822                 9,841     273,627
Effect of currency translation on tax bases.....               138,643                                     138,643
Other liabilities...............................               199,667                                     199,667
                                                          --------------------------------------------------------
Total non-current liabilities...................               957,332     2,822                 9,841     969,995
Current liabilities:
Borrowings......................................               448,486                                     448,486
Trade payables..................................               451,781                                     451,781
Other liabilities...............................               327,183                                     327,183
                                                          --------------------------------------------------------
Total current liabilities.......................             1,227,450                                   1,227,450
                                                          --------------------------------------------------------
Total liabilities...............................             2,184,782     2,822                 9,841   2,197,445
                                                          --------------------------------------------------------
Total equity and liabilities....................             3,938,713    64,796    (23,293)   (20,221)  3,959,995
                                                          --------------------------------------------------------
U.S. GAAP
Shareholders' equity under IAS..................               845,792   157,351    193,691     71,838   1,268,672
Adjustments(1)..................................                85,025                                      85,025
Total shareholders' equity under U.S. GAAP......               930,817   157,351    193,691     71,838   1,353,697
------------------------------------------------------------------------------------------------------------------

(1) See Notes 28 and 29 to Tenaris's audited combined consolidated interim financial statements at June 30, 2002.

                                      III-51

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA ASSUMING 100% OWNERSHIP OF EACH OF SIDERCA, TAMSA AND DALMINE

The following unaudited pro forma condensed combined consolidated income statement data for the six-month period ended June 30, 2002, and the year ended December 31, 2001, assume the acquisition of a 28.83% interest in Siderca, a 48.16% interest in Tamsa and a 52.78% interest in Dalmine, resulting in 100% ownership of each of Siderca, Tamsa and Dalmine at January 1, 2001.

------------------------------------------------------------------------------------------------------------------
                                                                   FOR THE SIX MONTHS ENDED JUNE 30, 2002
                                                           -------------------------------------------------------
                                                            HISTORICAL       PRO FORMA ADJUSTMENTS
                                                             COMBINED     ---------------------------
            THOUSANDS OF U.S. DOLLARS              NOTES   CONSOLIDATED   SIDERCA    TAMSA    DALMINE   PRO FORMA
------------------------------------------------------------------------------------------------------------------
UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED INCOME STATEMENT DATA
IAS
Net sales........................................             1,569,532                                  1,569,532
Cost of sales....................................   1, 2     (1,054,841)  (5,469)     1,271       372   (1,058,667)
                                                           -------------------------------------------------------
Gross profit.....................................               514,691   (5,469)     1,271       372      510,865
Selling, general and administrative expenses.....              (226,079)                                  (226,079)
Other operating income...........................                   477                                        477
Other operating expenses.........................               (11,043)                                   (11,043)
                                                           -------------------------------------------------------
Operating income (loss)..........................               278,046   (5,469)     1,271       372      274,220
Financial expenses, net..........................               (41,503)                                   (41,503)
                                                           -------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and equity in
earnings (losses) of associated companies and
minority interest................................               236,543   (5,469)     1,271       372      232,717
Equity in earnings (losses) of associated
companies........................................                (5,142)                                    (5,142)
                                                           -------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and minority
interest.........................................               231,401   (5,469)     1,271       372      227,575
Income tax.......................................      3       (101,017)     293       (198)      405     (100,517)
Effect of currency translation on tax bases......               (49,083)                                   (49,083)
                                                           -------------------------------------------------------
Income (loss) before minority interest...........                81,301   (5,176)     1,073       777       77,975
Minority interest in Siderca, Tamsa and
Dalmine..........................................      4        (46,940)   6,159     30,126    10,655
Minority interest in other subsidiaries..........               (17,204)                                   (17,204)
                                                           -------------------------------------------------------
Net income.......................................                17,157      983     31,199    11,432       60,771
                                                           -------------------------------------------------------
Number of shares (thousands).....................               710,747   263,708   174,746    50,765    1,199,966
Combined earnings (loss) per share...............                  0.02                                       0.05
U.S. GAAP
Net income under IAS.............................                17,157      983     31,199    11,432       60,771
Adjustments(1)...................................                34,973                                     34,973
Property, plant and equipment....................      1                                741     1,696        2,437
Goodwill.........................................      2                   4,631                             4,631
Deferred income tax..............................      3                               (506)   (1,237)      (1,743)
                                                           -------------------------------------------------------
Income before cumulative effect of accounting
changes..........................................                52,130    5,614     31,434    11,891      101,069
Cumulative effect of accounting changes(1).......               (17,417)                                   (17,417)
                                                           -------------------------------------------------------
Net income under U.S. GAAP.......................                34,713    5,614     31,434    11,891       83,652
                                                           -------------------------------------------------------
Combined earnings per share before effect of
accounting changes...............................                  0.07                                       0.08
Cumulative effect of accounting changes per
share............................................                 (0.02)                                     (0.01)
Combined earnings (loss) per share...............                  0.05                                       0.07
------------------------------------------------------------------------------------------------------------------

(1) See Notes 28 and 29 to Tenaris's audited combined consolidated interim financial statements for the six-month period ended June 30, 2002.

                                      III-52

-----------------------------------------------------------------------------------------------------------------
                                                                   FOR THE YEAR ENDED DECEMBER 31, 2001
                                                          -------------------------------------------------------
                                                           HISTORICAL       PRO FORMA ADJUSTMENTS
                                                            COMBINED     ---------------------------
           THOUSANDS OF U.S. DOLLARS              NOTES   CONSOLIDATED   SIDERCA    TAMSA    DALMINE   PRO FORMA
-----------------------------------------------------------------------------------------------------------------
UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED INCOME STATEMENT DATA
IAS
Net sales.......................................             3,119,343                                  3,119,343
Cost of sales...................................   1, 2     (2,165,568)  (10,938)    2,542       744   (2,173,220)
                                                          -------------------------------------------------------
Gross profit....................................               953,775   (10,938)    2,542       744      946,123
Selling, general and administrative expenses....              (447,791)                                  (447,791)
Other operating income..........................                   585                                        585
Other operating expenses........................               (64,937)                                   (64,937)
                                                          -------------------------------------------------------
Operating income (loss).........................               441,632   (10,938)    2,542       744      433,980
Financial expenses, net.........................               (25,595)                                   (25,595)
                                                          -------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and equity in
earnings (losses) of associated companies and
minority interest...............................               416,037   (10,938)    2,542       744      408,385
Equity in earnings (losses) of associated
   companies....................................               (41,296)                                   (41,296)
                                                          -------------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and minority
interest........................................               374,741   (10,938)    2,542       744      367,089
Income tax......................................      3       (108,956)      587      (396)      810     (107,955)
Effect of currency translation on tax bases.....              (109,882)                                  (109,882)
                                                          -------------------------------------------------------
Income (loss) before minority interest..........               155,903   (10,351)    2,146     1,554      149,252
Minority interest in Siderca, Tamsa and
   Dalmine......................................      4        (58,981)   25,621    34,724    (1,364)
Minority interest in other subsidiaries.........               (15,576)                                   (15,576)
                                                          -------------------------------------------------------
Net income......................................                81,346    15,270    36,870       190      133,676
                                                          -------------------------------------------------------
Number of shares (thousands)....................               710,747   263,708   174,746    50,765    1,199,966
Combined earnings (loss) per share..............                  0.11                                       0.11
U.S. GAAP
Net income under IAS............................                81,346    15,270    36,870       190      133,676
Adjustments (1).................................                82,575                                     82,575
Property, plant and equipment...................      1                              1,482     3,392        4,874
Goodwill........................................      2                    9,262                            9,262
Deferred income tax.............................      3                             (1,012)   (2,474)      (3,486)
                                                          -------------------------------------------------------
Income before cumulative effect of accounting
changes.........................................               163,921    24,532    37,340     1,108      226,901
Cumulative effect of accounting changes(1)......                (1,007)                                    (1,007)
                                                          -------------------------------------------------------
Net income under U.S. GAAP......................               162,914    24,532    37,340     1,108      225,894
                                                          -------------------------------------------------------
Combined earnings per share before effect of
accounting changes..............................                  0.23                                       0.19
Cumulative effect of accounting changes per
   share........................................                 (0.00)                                     (0.00)
Combined earnings (loss) per share..............                  0.23                                       0.19
-----------------------------------------------------------------------------------------------------------------

(1) See Notes 28 and 29 to Tenaris's audited combined consolidated interim financial statements for the year ended December 31, 2001.

                                      III-53

The following unaudited pro forma condensed combined consolidated balance sheet data at June 30, 2002, assume the acquisition of a 28.83% interest in Siderca, a 48.16% interest in Tamsa and a 52.78% interest in Dalmine, resulting in 100% ownership of each of Siderca, Tamsa and Dalmine at June 30, 2002.

-----------------------------------------------------------------------------------------------------------------
                                                                            AT JUNE 30, 2002
                                                        ---------------------------------------------------------
                                                         HISTORICAL        PRO FORMA ADJUSTMENTS
                                                          COMBINED     ------------------------------      PRO
           THOUSANDS OF U.S. DOLLARS             NOTES  CONSOLIDATED   SIDERCA     TAMSA     DALMINE      FORMA
-----------------------------------------------------------------------------------------------------------------
UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED BALANCE SHEET DATA
IAS
Non-current assets:
Property, plant and equipment, net.............      5    1,894,723      25,150    (16,972)    30,165   1,933,066
Intangible assets, net.........................      6       49,700     185,248    (28,200)   (55,112)    151,636
Other non-current assets.......................             176,228                                       176,228
Deferred tax assets............................      8       29,882                  5,940                 35,822
                                                        ---------------------------------------------------------
Total non-current assets.......................           2,150,533     210,398    (39,232)   (24,947)  2,296,752
Current assets:
Inventories....................................      7      661,783       1,177                           662,960
Trade receivables..............................             713,252                                       713,252
Other current assets...........................             413,145                                       413,145
                                                        ---------------------------------------------------------
Total current assets...........................           1,788,180       1,177                         1,789,357
                                                        ---------------------------------------------------------
Total assets...................................           3,938,713     211,575    (39,232)   (24,947)  4,086,109
                                                        ---------------------------------------------------------
Shareholders' equity...........................             845,792     513,791    326,228     88,628   1,774,439
Minority interest in Siderca, Tamsa and
Dalmine........................................      9      802,608    (311,431)  (365,460)  (125,717)
Minority interest in other subsidiaries........             105,531                                       105,531
Non-current liabilities:
Borrowings.....................................             358,058                                       358,058
Deferred tax liabilities.......................      8      260,964       9,215                12,142     282,321
Effect of currency translation on tax bases....             138,643                                       138,643
Other liabilities..............................             199,667                                       199,667
                                                        ---------------------------------------------------------
Total non-current liabilities..................             957,332       9,215                12,142     978,689
Current liabilities:
Borrowings.....................................             448,486                                       448,486
Trade payables.................................             451,781                                       451,781
Other liabilities..............................             327,183                                       327,183
                                                        ---------------------------------------------------------
Total current liabilities......................           1,227,450                                     1,227,450
                                                        ---------------------------------------------------------
Total liabilities..............................           2,184,782       9,215                12,142   2,206,139
                                                        ---------------------------------------------------------
Total equity and liabilities...................           3,938,713     211,575    (39,232)   (24,947)  4,086,109
                                                        ---------------------------------------------------------
U.S. GAAP
Shareholders' equity under IAS.................             845,792     513,791    326,228     88,628   1,774,439
Adjustments(1).................................              85,025                                        85,025
Total shareholders' equity under U.S. GAAP.....             930,817     513,791    326,228     88,628   1,859,464
-----------------------------------------------------------------------------------------------------------------

(1) See Notes 28 and 29 to Tenaris's audited combined consolidated interim financial statements at June 30, 2002.

                                      III-54

SENSITIVITY ANALYSIS

The following sensitivity analysis addresses the impact of acquiring incremental 5% ownership interests in Siderca, Tamsa and Dalmine in the unaudited pro forma condensed combined consolidated income statement data for the six months ended June 30, 2002.

--------------------------------------------------------------------------------------------------
                                                                     FOR THE SIX MONTHS ENDED
                                                                           JUNE 30, 2002
                                                                 ---------------------------------
                                                                 PRO FORMA ADJUSTMENTS REFLECTING
                                                                    THE EFFECT OF A 5% INCREASE
                                                                         IN OWNERSHIP FOR
                                                                 ---------------------------------
THOUSANDS OF U.S. DOLLARS                                NOTES   SIDERCA   TAMSA   DALMINE   TOTAL
--------------------------------------------------------------------------------------------------
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
INCOME STATEMENT DATA
IAS
Net income.............................................              171   3,169     1,083   4,423
                                                                 ---------------------------------
U.S. GAAP
Net income under IAS...................................              171   3,169     1,083   4,423
Property, plant and equipment..........................      1                74       160     234
Goodwill...............................................      2       803                       803
Deferred income tax....................................      3               (51)     (117)   (168)
                                                                 ---------------------------------
Net income under U.S. GAAP.............................              974   3,192     1,126   5,292
--------------------------------------------------------------------------------------------------

The following sensitivity analysis addresses the impact of acquiring incremental 5% ownership interests in Siderca, Tamsa and Dalmine in the unaudited pro forma condensed combined consolidated income statement data for the year ended December 31, 2001.

----------------------------------------------------------------------------------------------------
                                                                        FOR THE YEAR ENDED
                                                                         DECEMBER 31, 2001
                                                               -------------------------------------
                                                               PRO FORMA ADJUSTMENTS REFLECTING THE
                                                                      EFFECT OF A 5% INCREASE
                                                                         IN OWNERSHIP FOR
                                                               -------------------------------------
THOUSANDS OF U.S. DOLLARS                              NOTES   SIDERCA    TAMSA    DALMINE    TOTAL
----------------------------------------------------------------------------------------------------
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
INCOME STATEMENT DATA
IAS
Net income...........................................           2,650     3,910         19    6,579
                                                               -------------------------------------
U.S. GAAP
Net income under IAS.................................           2,650     3,910         19    6,579
Property, plant and equipment........................      1                148        320      468
Goodwill.............................................      2    1,606                         1,606
Deferred income tax..................................      3               (102)      (234)    (336)
                                                               -------------------------------------
Net income under U.S. GAAP...........................           4,256     3,956        105    8,317
----------------------------------------------------------------------------------------------------

                                      III-55

The following sensitivity analysis addresses the impact of acquiring incremental 5% ownership interests in Siderca, Tamsa and Dalmine in the unaudited pro forma combined consolidated balance sheet data at June 30, 2002.

---------------------------------------------------------------------------------------------
                                                                  AT JUNE 30, 2002
                                                       --------------------------------------
                                                          PRO FORMA ADJUSTMENTS REFLECTING
                                                            THE EFFECT OF A 5% INCREASE
                                                                  IN OWNERSHIP FOR
                                                       --------------------------------------
THOUSANDS OF U.S. DOLLARS                      NOTES   SIDERCA    TAMSA    DALMINE    TOTAL
---------------------------------------------------------------------------------------------
UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED BALANCE SHEET DATA
IAS
Total assets.................................           36,695    (3,985)   (2,363)    30,347
                                                       --------------------------------------
Shareholders' equity.........................           89,110    33,134     8,396    130,640
Minority interest in Siderca, Tamsa and
Dalmine......................................      9   (54,013)  (37,119)  (11,909)  (103,041)
Total liabilities............................            1,598               1,150      2,748
                                                       --------------------------------------
Total equity and liabilities.................           36,695    (3,985)   (2,363)    30,347
                                                       --------------------------------------
U.S. GAAP
Shareholders' equity under IAS...............           89,110    33,134     8,396    130,640
Total shareholders' equity under U.S. GAAP...           89,110    33,134     8,396    130,640
---------------------------------------------------------------------------------------------

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET

The pro forma adjustments consist of:

1. ADJUSTMENT TO RECOGNIZE THE EFFECT OF FAIR VALUES OF PROPERTY, PLANT AND EQUIPMENT ON DEPRECIATION

IAS. This adjustment reflects the effect of recording the variation in the depreciation of property, plant and equipment, derived from recognizing the fair value of those assets in the balance sheet, in the proportion attributable to the shares acquired from minority shareholders as a consequence of the exchange offer. Depreciation was computed by the straight-line method on the basis of the related useful life of the assets.

U.S. GAAP. As the excess of the fair value of the net assets acquired over the cost of acquisition has been allocated to reduce proportionally the value assigned to non-current assets in determining the fair values, the adjustment reflects the effect in depreciation.

2. ADJUSTMENT TO RECOGNIZE THE EFFECT OF AMORTIZATION OF GOODWILL

IAS. This adjustment reflects the effect of recording the amortization expense for the twelve-month or six-month period, as applicable, related to the goodwill (positive and negative) determined in connection with the acquisition of shares from minority shareholders as a consequence of the exchange offer. Amortization was computed by the straight-line method on the basis of 20 years of useful life.

U.S. GAAP. This adjustment reflects the difference between the treatment of negative goodwill under U.S. GAAP and the amortization expense determined under IAS. Under U.S. GAAP, negative goodwill

                                      III-56
represents a lower value of fixed assets and, as result, amortization is computed by the straight-line method on the basis of the related of useful life of the assets. Positive goodwill was not amortized.

3. DEFERRED INCOME TAX

IAS AND U.S. GAAP. This adjustment reflects the tax effect on the adjustments described above.

4. ADJUSTMENT IN THE MINORITY INTEREST IN SIDERCA, TAMSA AND DALMINE

IAS AND U.S. GAAP. This adjustment reflects the change in the minority interest in Siderca, Tamsa and Dalmine as a result of recognizing different percentages of ownership of the capital stock under the different pro forma scenarios.

5. ADJUSTMENT IN VALUATION OF PROPERTY, PLANT AND EQUIPMENT

IAS. This adjustment reflects the effect of recognizing the fair value of those assets in the balance sheet in the proportion attributable to the shares acquired from minority shareholders as a consequence of the exchange offer. The fair values used were calculated based on technical appraisals and are USD621.9 million for all of Siderca's property, plant and equipment, USD801.9 million for all of Tamsa's property, plant and equipment and USD487.2 million for all of Dalmine's property, plant and equipment.

U.S. GAAP. This adjustment reflects the effect of recognizing the fair value of those assets in the balance sheet in the proportion attributable to the shares acquired from the minority shareholders as a consequence of the exchange offer, including the effect of negative goodwill as a lower value of property, plant and equipment.

6. RECOGNITION OF GOODWILL

IAS AND U.S. GAAP. This adjustment recognizes the effect of booking the difference between the purchase price over the fair value adjustment of the assets and liabilities resulting from the acquisition of minority interest. This goodwill was allocated to the seamless steel pipe business. In the absence of a trading market for the Company's securities to be issued in connection with the exchange offer, cost of acquisition for purposes of the preparation of these unaudited pro forma condensed combined consolidated financial data has been determined utilizing the average market capitalization of each of Siderca, Tamsa and Dalmine over the three trading day period before and the two trading day period after the announcement of the terms of the exchange offer on September 13, 2002, based on the average market prices of Siderca ADSs on the NYSE, Tamsa ADSs on the AMEX and Dalmine shares on the Milan Stock Exchange. The average market capitalizations used for each company are USD1,782.2 million for Siderca, USD662.7 million for Tamsa and USD167.9 million for Dalmine.

7. ADJUSTMENT TO VALUATION OF INVENTORIES

IAS AND U.S. GAAP. This adjustment reflects the effect of recognizing the fair value of the inventories in the balance sheet in the proportion attributable to the shares acquired from minority shareholders as a consequence of the exchange offer. The fair value of inventories equals their replacement cost. Since Tamsa and Dalmine's replacement cost is similar to the book value an adjustment was made only for Siderca. The fair value of Siderca's inventories used in the preparation of these pro forma data is USD97.3 million.

                                      III-57

8. DEFERRED INCOME TAX

IAS AND U.S. GAAP. This adjustment reflects the tax effect on the adjustments described above.

9. ADJUSTMENT IN THE MINORITY INTEREST

IAS AND U.S. GAAP. This adjustment reflects the change in the minority interest as a result of recognizing different percentages of ownership of the capital stock in the different scenarios.

                                      III-58

                                   PART FOUR
                           INFORMATION ABOUT TENARIS

                                    BUSINESS

The discussion of Tenaris's business that follows is based on the combined consolidated financial statements of Tenaris included elsewhere in this prospectus. Accordingly, this discussion presents Tenaris's business on a combined and consolidated basis with certain other companies commonly controlled by San Faustin. See "Presentation of Certain Financial and Other
Information--Accounting Principles--Tenaris" and notes A and B to the combined consolidated financial statements of Tenaris included elsewhere in this prospectus.

OVERVIEW

The Company is a recently incorporated Luxembourg corporation, created to hold Tenaris's steel pipe manufacturing and distribution businesses.

Tenaris is a leading global manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide, that carries out its operations through Siderca, Tamsa, Dalmine and Tenaris Global Services, and their respective subsidiaries. Tenaris's principal products include casing, tubing, line pipe, and mechanical and structural pipes.

In the last decade, Tenaris has successfully expanded its business through a series of strategic investments. Tenaris now operates a worldwide network of seamless steel pipe operations with manufacturing facilities in South America, North America, Europe and Asia and an annual production capacity of over three million tons of seamless steel pipe products, compared to 800,000 tons in the early 1990s. In addition, through Tenaris Global Services, Tenaris has developed competitive and far reaching global distribution capabilities, with a direct presence in most major oil and gas markets. In the first half of 2002, Tenaris had net sales of USD1,569.5 million, operating income of USD278.0 million and net income of USD17.2 million. In 2001, Tenaris had net sales of USD3,119.3 million, operating income of USD441.6 million and net income of USD81.3 million.

Tenaris believes that it is a leading player in the international trade market of seamless pipes based on estimated market share, with particular strength in the international trade market of seamless casing and tubing for the oil and gas industry, which are collectively known as oil country tubular goods, or OCTGs.

Tenaris provides tubular products and associated services to its customers around the world through global business units serving specific market segments and local business units serving the local markets where it has production facilities. The global business units include:

- Tenaris Oilfield Services, responding to the tubular needs of oil and gas companies in their drilling activities;

- Tenaris Pipeline Services, responding to the tubular needs of oil and gas and other energy companies in their activities of transporting fluids and gases;

- Tenaris Process and Power Plant Services, responding to the tubular needs of refineries, petrochemical companies and energy generating plants for construction and maintenance purposes; and

- Tenaris Industrial and Automotive Services, responding to the tubular needs of automobile and other industrial manufacturers.

In addition to its investments in seamless steel pipe operations worldwide, Tenaris has a 100% interest in Siat S.A.I.C., or Siat, and holds 99.2% of the voting stock of Confab. We believe that Siat and Confab are the leading producers of welded steel pipes in Argentina and Brazil, respectively, with a combined annual production capacity of 850,000 tons.

HISTORY AND CORPORATE ORGANIZATION

Tenaris began with the formation of Siderca by San Faustin's predecessor in Argentina in 1948. Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. Tenaris grew organically in Argentina and then, in the early 1990s, began to evolve beyond its initial base in Argentina into a global business through a series of strategic investments. These investments included the acquisition of controlling or substantial interests in:

- Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

- Dalmine, a leading Italian producer of seamless steel pipe products (February
1996);

- Tavsa, the sole Venezuelan producer of seamless steel pipe products (October
1998);

- Confab, the leading Brazilian producer of welded steel pipe products (August
1999);

- NKKTubes, a leading Japanese producer of seamless steel pipe products and source of advanced seamless steel pipe manufacturing technology (August 2000); and

- AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000).

These steel pipe producers coordinate their commercial and other activities and operate using the common Tenaris brand. The Tenaris companies benefit from the dedicated sales and marketing support of Tenaris Global Services to reach and provide local services to customers in markets in which they do not have established local operations.

Below is a simplified diagram of Tenaris's corporate structure, as reflected in, and forming the basis for the preparation and presentation of, Tenaris's audited combined consolidated financial statements included in this prospectus.

                                  [FLOW CHART]
--------------------------------------------------------------------------------

(1) As of October 18, 2002, Tenaris also held a 27.00% participation in Metalmecanica (with Siderca holding the remaining 73.00%) and a 52.00% participation in Metalcentro (with Siderca holding the remaining 48.00%).
(2) The remainder of Confab is owned by the public. As of October 18, 2002, Siderca held 99.22% of Confab's voting stock.
(3) As of October 18, 2002, the remainder of NKKTubes was owned by NKK Corporation.
(4) As of October 18, 2002, the remainder of Tavsa was owned by the Republic of Venezuela through the Corporacion Venezolana de Guayana.

OUR COMPETITIVE STRENGTHS

Tenaris believes its main competitive strengths include:

- its global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

- its ability to provide value-added services worldwide;

- its ability to design and manufacture technologically advanced products;

- its solid and diversified customer base and historic relationships with major international oil and gas companies around the world;

- its low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and more than 45 years of operating experience; and

- its strong balance sheet.

TENARIS'S BUSINESS STRATEGY

Tenaris's business strategy is to continue expanding its operations internationally and further consolidate its position as a leading supplier of high-quality tubular products and services worldwide to the oil and gas and other industries by:

- further integrating the operations of its subsidiaries to provide customers a complete range of products worldwide and to maximize operational flexibility and synergies;

- developing a comprehensive range of value-added services designed to enable customers to reduce working capital and inventory requirements while integrating Tenaris's production activities with the customer supply chain; and

- continuing to pursue strategic acquisition opportunities.

INTEGRATING THE OPERATIONS OF ITS SUBSIDIARIES

Tenaris believes that further integrating the operations of its subsidiaries will reinforce its strong position in the international seamless steel pipe market and its leading presence in the domestic markets of its subsidiaries. Tenaris has already taken several steps to integrate these operations, including:

- the reorganization of the commercial activities of its subsidiaries under global and local customer-focused business units;

- the adoption of a joint policy among the Tenaris companies for the allocation of orders;

- the common use of the Tenaris brand, launched in May 2001, with which Tenaris is positioning itself as an integrated supplier of high-value products and industry-leading services;

- the increased use of Tenaris Global Services to provide services to Tenaris's global customers;

- the sharing of operational technology and coordination of Tenaris's research and development activities; and

- the reorganization of Tenaris's procurement, information technology, or IT, and premium joint licensing activities.

By aligning the interest of all shareholders across the Tenaris companies through the exchange offer and the related corporate reorganization under a single, consolidated corporate entity, Tenaris seeks to achieve further integration of its operations and thereby to increase flexibility and synergies across six seamless and two welded pipe mills and Tenaris Global Services. See "Part Three--The Exchange Offer--Reasons for the exchange offer."

DEVELOPING VALUE-ADDED SERVICES

Tenaris continues to develop its capabilities to supply value-added services to its customers worldwide. These services seek to enable its customers to reduce costs and concentrate on their core businesses. They are also intended to enable Tenaris to differentiate itself from its competition, further strengthen Tenaris's relationship with its customers worldwide through long-term agreements and to capture more of the value in the supply chain. These value-added services include:

- working with its customers to anticipate their needs and develop customized products for particular applications;

- providing comprehensive pipe management services, including just-in-time, or JIT, delivery and stocking programs; and

- developing integrated supply chain management services through alliances with specialist service providers and extensive use of information technology.

PURSUING STRATEGIC ACQUISITION OPPORTUNITIES

Tenaris has a solid record of growth through strategic acquisitions. Tenaris is actively pursuing selective strategic acquisitions as a means to expand its operations, enhance its global competitive position and capitalize on potential operational synergies.

TENARIS'S PRODUCTS

Tenaris's principal finished products are seamless steel pipes casing and tubing, seamless steel line pipe and various other mechanical and structural seamless pipes for different uses. Tenaris also produces welded steel pipes for oil and gas pipelines and industrial uses, as well as pipe accessories. Tenaris manufactures most of its seamless steel products in a wide range of specifications, which vary in width, length, thickness, finishings and grades.

Seamless steel casing. Seamless steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Seamless steel tubing. Seamless steel tubing is used to extract crude oil and natural gas after drilling has been completed.

Seamless steel line pipe. Seamless steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

Seamless steel mechanical and structural pipes. Seamless steel mechanical and structural pipes are used by the general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipe with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of seamless steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our seamless steel casing and tubing products are supplied with premium joints and couplings. Tenaris owns the intellectual property rights to the Antares and NKK range of premium connections and holds licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States.

Welded steel pipes. Welded steel pipes are processed from steel sheets and plates and are used for the conveying of fluids at low, medium and high pressure, and for mechanical and structural purposes.

PRODUCTION PROCESS AND FACILITIES

Tenaris believes its primarily low-cost production facilities are a result of:

- state-of-the-art, strategically located plants;

- favorable access to high quality raw materials, energy and labor at competitive costs;

- operating history of more than 45 years, which translates into solid industrial know-how;

- constant benchmarking and best-practices sharing among the different facilities;

- increasing specialization of each of our facilities in specific product ranges; and

- intensive use of information technology in our production processes.

Tenaris's production facilities are located in South America, North America, Europe and Asia. In addition, Tenaris manufactures welded pipe products in Siat's and Confab's facilities in Argentina and Brazil, and tubular accessories such as sucker rods (used in oil and gas drilling) and couplings in Argentina and pipe fittings in Mexico.

The following table shows Tenaris's aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on Tenaris's estimates of effective annual production capacity under present conditions.

-----------------------------------------------------------------------------------------------
                                                       AT OR FOR THE
                                                         SIX-MONTH
                                                       PERIOD ENDED    AT OR FOR THE YEAR ENDED
                                                         JUNE 30,            DECEMBER 31,
                                                       -------------   ------------------------
                  THOUSANDS OF TONS                    2002    2001     2001     2000     1999
-----------------------------------------------------------------------------------------------
(UNAUDITED)
Seamless Steel Pipe
   Effective Capacity (annual).......................  3,125   3,100   3,125    3,100    2,840
   Actual Production.................................  1,150   1,275   2,470    2,146    1,428
Steel Bars
   Effective Capacity (annual).......................  2,850   2,850   2,850    2,850    2,850
   Actual Production.................................  1,204   1,313   2,544    2,381    1,680
Welded Steel Pipe
   Effective Capacity (annual).......................    850     850     850      850      850
   Actual Production.................................    251     236     475      257      221
-----------------------------------------------------------------------------------------------

SOUTH AMERICA

Tenaris's principal manufacturing facility in South America, operated by Siderca, is a fully integrated, strategically located plant on the banks of the Parana river near the town of Campana, approximately 80 kilometers from Buenos Aires, Argentina. The Campana plant was inaugurated in 1954. Situated on over 300 hectares, the plant includes a state-of-the-art seamless pipe mill and has an effective annual production capacity of 820,000 tons of seamless steel pipe (with an outside diameter range of 1 1/4 to 11 inches) and 1,100,000 tons of steel bars.

The Campana facility comprises:

- a Midrex direct reduced iron, or DRI, production plant;

- a steel shop with two production lines, each including an electric arc furnace, refining equipment, four-strand continuous caster and a cooling bed;

- two continuous mandrel mills, each including a rotary furnace, direct piercing equipment, a stretch reducing mill and a cooling bed;

- six finishing lines, including heat treatment facilities, upsetting machines, threading and inspection equipment and make-up facilities;

- a cold-drawn mill; and

- a port on the Parana river for the supply of raw materials and the shipment of finished products.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of June 30, 2002, the year operations commenced and the year of the latest major overhaul, are as follows:

-----------------------------------------------------------------------------------------------------
                                              EFFECTIVE PRODUCTION   YEAR OPERATIONS   YEAR OF LATEST
                                               CAPACITY (ANNUAL)        COMMENCED      MAJOR OVERHAUL
-----------------------------------------------------------------------------------------------------
DRI.........................................          820                 1976              1997
Steel Shop
   Production Line I........................          400                 1971              1988
   Production Line II.......................          700                 1987              1988
   Mandrel Mill I...........................          300                 1977              1988
   Mandrel Mill II..........................          520                 1988              1988
   Cold-Drawn Mill..........................           20                 1962              1997
-----------------------------------------------------------------------------------------------------

In addition to the Campana facility, Tenaris has manufacturing facilities, operated by Metalmecanica and Metalcentro, at Villa Mercedes in the province of San Luis, Argentina, for the production of tubular accessories such as sucker rods and pipe protectors.

In South America, Tenaris also has a seamless steel pipe plant in Venezuela, operated by Tavsa and located within the Sidor manufacturing complex on the banks of the Orinoco river in the eastern part of the country. Situated on an area of 38 hectares, the plant includes a pilger mill and finishing line (including threading facilities) and produces seamless pipe products with an outside diameter range of 6 to 16 inches. The plant was operated as part of Sidor until shortly before it was privatized and sold to Tamsa in 1998. After conclusion of a modernization program in 2000, Tavsa reached an annual production capacity of 65,000 tons. Steel bars used to produce seamless steel pipe in Venezuela are supplied by Sidor.

NORTH AMERICA

Tenaris's principal manufacturing facility in North America, operated by Tamsa, is an integrated plant located near Pemex's major exploration and drilling operations, about thirteen kilometers from the port of Veracruz. Veracruz is located on the east coast of Mexico, approximately 400 kilometers from Mexico City. The Veracruz plant was inaugurated in 1954. Situated on an area of 200 hectares, the plant includes a state-of-the-art seamless pipe mill and has an installed annual production capacity of 780,000 tons of seamless steel pipes (with an outside diameter range of 2 to 20 inches) and 850,000 tons of steel bars. The plant is served by two highways and a railroad and is close to the port of Veracruz.

The Veracruz facility comprises:

- a steel shop, including an electric arc furnace, refining equipment, four-strand continuous caster and a cooling bed;

- a multi-stand pipe mill, including a continuous mandrel mill, rotary furnace, direct piercing equipment and a cooling bed;

- a pilger pipe mill, including a rotary furnace, direct piercing equipment, a reheating furnace and a cooling bed;

- six finishing lines, including heat treatment facilities, upsetting machines and threading and inspection equipment;

- a stretch reducing mill, including cutting saws and a cooling bed;

- a cold-drawn mill; and

- automotive components production machinery.

The major operational units at the Veracruz facility and corresponding annual installed production capacity (in thousands of tons per year) as of June 30, 2002, and the year operations commenced, are as follows:

---------------------------------------------------------------------------------------------
                                                                  INSTALLED           YEAR
                                                                 PRODUCTION        OPERATIONS
                                                              CAPACITY (ANNUAL)    COMMENCED
---------------------------------------------------------------------------------------------
Steel Shop..................................................         850             1986
Multi-Stand Pipe Mill.......................................         700             1983
Pilger Mill.................................................          80             1954
Cold-Drawn Mill.............................................          10             1963
Auto Components Facility....................................           5             2001
---------------------------------------------------------------------------------------------

In addition to the Veracruz facility, Tamsa operates a recently-acquired manufacturing facility near Monterrey in the state of Nuevo Leon, Mexico, for the production of pipe fittings.

Tenaris also has a seamless steel pipe manufacturing facility in Canada, operated by AlgomaTubes and located adjacent to the Algoma Steel manufacturing complex in Sault Ste. Marie near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 7 inches. The effective annual capacity of the facility is 250,000 tons. The plant was originally inaugurated in 1986 and was operated as part of Algoma Steel until shortly before it was leased to Tenaris in 2000. Steel bars are sourced from excess steelmaking capacity at the Campana and Veracruz plants and from third party suppliers.

EUROPE

Tenaris's principal manufacturing facility in Europe, operated by Dalmine, is an integrated plant located in the town of Dalmine close to the industrial region of Bergamo, about 40 kilometers from Milan in northern Italy. Situated on an area of 150 hectares, the plant includes a state-of-the-art seamless pipe mill and has an annual production capacity of 800,000 tons of seamless steel pipes and 900,000 tons of steel bars.

The main Dalmine facility comprises:

- a steel shop, including an electric arc furnace, two ladle furnaces, two continuous casters and a cooling bed;

- a continuous floating mandrel mill with two finishing lines;

- a retained mandrel mill with three finishing lines;

- a rotary expander with a finishing line;

- a pilger pipe mill with a finishing line; and

- cold drawing facilities.

The major operational units at the main Dalmine facility and corresponding annual effective production capacity (in thousands of tons per year) as of June 30, 2002, the year operations commenced and the year of the latest major overhaul, are as follows:

---------------------------------------------------------------------------------------------------
                                                          EFFECTIVE          YEAR        YEAR OF
                                                         PRODUCTION       OPERATIONS   LATEST MAJOR
                                                      CAPACITY (ANNUAL)   COMMENCED      OVERHAUL
---------------------------------------------------------------------------------------------------
Steel Shop..........................................         900             1976          1995
Pilger Mill.........................................         110             1937          1968
Continuous Floating Mandrel Mill
   Small Diameter...................................         140             1952          1992
   Medium Diameter..................................         550             1978          1991
---------------------------------------------------------------------------------------------------

The main Dalmine facility manufactures seamless steel pipes with an outside diameter range of 17 to 711 mm (0.67 to 27.99 inches), mainly from carbon, low alloy and high alloy steels for diverse applications. The Dalmine facility also manufactures steel bars for processing at our other facilities in Italy.

Together, the Dalmine facility and Tenaris's other production facilities in Europe, all in Italy, have an effective annual production capacity of 950,000 tons of seamless steel pipes. These other facilities include:

- the Costa Volpino facility, which covers an area of approximately 31 hectares and comprises a cold-drawn mill and an auto components facility producing cold-drawn carbon, low alloy and high alloy steel pipes with an outside diameter range of 12 to 273 mm (0.47 to 10.75 inches), mainly for automotive, mechanical and machinery companies in Europe and the United States. The Costa Volpino facility has an annual production capacity of approximately 95,000 tons;

- the Arcore facility, which covers an area of approximately 16 hectares and comprises a Deischer mill with associated finishing lines and multiple cold pilger pipe mills for cold-drawn pipes. Production is concentrated in heavy-wall mechanical pipes with an outside diameter range of 48 to 203 mm (1.89 to 7.99 inches). The Arcore facility has an annual production capacity of approximately 160,000 tons; and

- the Piombino facility, which covers an area of approximately 67 hectares and comprises a welded pipe production line (Fretz Moon type) with a hot stretch reducing mill, two hot dip galvanizing lines and associated finishing facilities. Production is focused on welded pipe and finishing of small diameter seamless and welded pipe for sanitation applications in the domestic market, such as residential water and gas transport. The Piombino facility has an annual production capacity of approximately 178,000 tons.

FAR EAST

Tenaris's manufacturing facility in Asia, operated by NKKTubes, is a seamless steel pipe plant located in Kawasaki, Japan, in the Keihin steel complex owned by NKK Corporation, or NKK. The facility includes a retained mandrel mill, a plug mill and heat treatment, upsetting, threading and cold drawing facilities producing seamless pipe products with an outside diameter range of 1 to 17 inches. The effective annual capacity of the facility is 260,000 tons. The plant was operated by NKK until its acquisition by Tenaris in 2000. Steel bars and other essential inputs and services are supplied by NKK which retains a 49% interest in NKKTubes. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets. For a discussion of NKK's business combination with Kawasaki Steel Corporation, see "--Competition--Global market."

WELDED PIPES

Tenaris has two major welded pipe facilities, one in Brazil and one in Argentina. The Brazilian facility, operated by Confab, is located at Pindamonhangaba, 160 kilometers from the city of Sao Paulo. The facility includes an ERW (electric resistant welding) rolling mill and a SAW (submerged arc welding) rolling mill. The facility, which was originally inaugurated in 1959, processes steel plates and coils to produce welded steel pipes with an outside diameter range of 4 1/2 to 100 inches for various applications, including oil, petrochemical and gas applications. The facility has an annual production capacity of 500,000 tons.

The Argentine facility, operated by Siat, is located at Valentin Alsina just south of the city of Buenos Aires. The facility includes ERW and SAW rolling mills. The facility was originally inaugurated in 1948 and processes steel plates and coils to produce welded steel pipes with an outside diameter range of 4 1/2 to 80 inches, which are used for the conveying of fluids at low, medium and high pressure and for mechanical and structural purposes. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy and paint for internal pipe coating. The facility has an annual production capacity of 350,000 tons.

SALES AND MARKETING

Tenaris conducts its commercial activities primarily through an extensive network comprised of the domestic sales and distribution networks of the Tenaris companies in Argentina, Mexico and Italy and the global distribution network of Tenaris Global Services.

The following table shows Tenaris's sales by product and geographic region in terms of volume for the periods indicated.

-------------------------------------------------------------------------------------------------
                                                          FOR THE
                                                     SIX-MONTH PERIOD          FOR THE YEAR
                                                      ENDED JUNE 30,        ENDED DECEMBER 31,
                                                     -----------------   ------------------------
                 THOUSANDS OF TONS                    2002      2001      2001     2000     1999
-------------------------------------------------------------------------------------------------
                    (UNAUDITED)
Seamless Steel Pipe Sales
  South America....................................     138       226       490      435      221
  North America....................................     162       322       438      350      314
  Europe...........................................     348       372       715      664      663
  Middle East and Africa...........................     267       188       582      451      213
  Far East.........................................     209       222       448      262      159
                                                     --------------------------------------------
Total Seamless Pipe Sales..........................   1,124     1,330     2,673    2,162    1,570
Welded Steel Pipe Sales............................     298       197       432      253      243
                                                     --------------------------------------------
Total Sales........................................   1,423     1,527     3,105    2,415    1,813
-------------------------------------------------------------------------------------------------

The following table shows Tenaris's total net sales by geographical region in terms of U.S. dollars for the periods indicated.

-------------------------------------------------------------------------------------------------
                                                        FOR THE
                                                    SIX-MONTH PERIOD        FOR THE YEAR ENDED
                                                     ENDED JUNE 30,            DECEMBER 31,
                                                  --------------------   ------------------------
            MILLIONS OF U.S. DOLLARS               2002       2001        2001     2000     1999
-------------------------------------------------------------------------------------------------
                                                           (UNAUDITED)
South America...................................     448        480         966      664      529
North America...................................     270        309         597      402      390
Europe..........................................     404        346         679      590      615
Middle East and Africa..........................     246        182         497      411      198
Far East........................................     202        208         380      244      103
                                                  -----------------------------------------------
Total Sales.....................................   1,570      1,526       3,119    2,311    1,835
-------------------------------------------------------------------------------------------------

SEAMLESS STEEL PIPES

The following table indicates the percentage market distribution of Tenaris's seamless steel pipe sales volume by region for the periods shown.

----------------------------------------------------------------------------------------------
                                                          FOR THE
                                                      SIX-MONTH PERIOD        FOR THE YEAR
                                                       ENDED JUNE 30,      ENDED DECEMBER 31,
                                                      ----------------    --------------------
PERCENTAGE OF TOTAL SEAMLESS STEEL PIPE SALES VOLUME  2002       2001     2001    2000    1999
----------------------------------------------------------------------------------------------
                    (UNAUDITED)
South America.......................................    12         17      18      20      14
North America.......................................    14         24      16      16      20
Europe..............................................    31         28      27      31      42
Middle East and Africa..............................    24         14      22      21      14
Far East............................................    19         17      17      12      10
                                                      ----------------------------------------
                                                       100        100     100     100     100
----------------------------------------------------------------------------------------------

SOUTH AMERICA

Sales to Tenaris's customers in South America accounted for 12% of Tenaris's total consolidated sales volume of seamless steel pipe products in the first half of 2002, 18% in 2001, 20% in 2000 and 14% in 1999.

Tenaris's largest markets in South America are Argentina and Venezuela, countries in which Tenaris has manufacturing subsidiaries. Tenaris's sales in the Argentine and Venezuelan markets are sensitive to the international price of oil and gas and its impact on the drilling activity of participants in the domestic oil and gas sectors, as well as to general economic conditions in these countries. In addition, sales in Argentina, as well as export sales from Tenaris's manufacturing facilities in Argentina, are affected by government actions and policies, including recent measures adopted in response to the crisis in Argentina such as the taxation of oil revenues, restrictions on the transfer of currency abroad, forced repatriation of export revenues and other matters affecting the investment climate. See "Part Two--Risk Factors--Risks relating to Argentina and Mexico." Sales in Venezuela are also affected by government actions and policies, including agreements to vary domestic production pursuant to quotas established by the Organization of Petroleum Exporting Countries, or OPEC, measures relating to the taxation of oil and gas production activities and other matters affecting the investment climate.

A principal component of Tenaris's marketing strategy in the Argentine and Venezuelan markets is the establishment of long-term supply agreements with significant local and international oil and gas companies operating in those markets. In recent years, Tenaris has sought to retain and expand its sales to those customers by offering value-added services.

In Argentina, Siderca has enjoyed a sustained, close business relationship with Repsol YPF S.A., an integrated oil and gas company engaged in all aspects of the oil and gas business. Repsol YPF, one of the world's ten largest oil and gas companies, was created as a result of the acquisition in 1999 of YPF S.A., the leading oil and gas producer in Argentina, by Repsol S.A., a Spanish oil and gas producer. Siderca has strengthened its relationships with Repsol YPF and other participants in the Argentine oil sector through JIT agreements, which allow Tenaris to provide these customers with comprehensive pipe management services on a continuous basis. These agreements provide for delivery of pipe to our customers on short notice, usually within 72 hours. Under JIT and stocking supply arrangements, Tenaris is kept informed of its customers' drilling program and pipe requirements. In addition, Tenaris is permitted to bring its engineers to the customers' drilling locations in order to maintain adequately supplied warehouse inventories. In June 2001, Siderca renewed and extended the scope of its JIT agreement with Repsol YPF for a period of five years.

Siderca also serves the demand for seamless steel pipes for other applications in the Argentine market. Although demand for seamless steel pipes for industrial, process plant and construction applications has shown a steady decline over the past three years as a result of the prolonged recession affecting Argentina, this has been more than offset by increased demand from its domestic oil and gas customers. Beginning in the last quarter of 2001, however, demand from Siderca's oil and gas customers has been adversely affected by the political and economic crisis in Argentina.

In Venezuela, Tenaris has a significant share of the market for OCTG products. Tenaris enjoys ongoing business relationships with Petroleos de Venezuela S.A., or PDVSA, the state-owned oil company, and many private-sector operators in the oil and gas sector. Tenaris is working towards converting these relationships into JIT arrangements. Towards the end of 2001, sales in Venezuela began to decline in response to cutbacks in OPEC quotas and economic and political difficulties which led to strikes at PDVSA and increased taxes on oil and gas production. Sales of seamless pipe for other applications have also declined recently in response to the adverse economic and political situation affecting the country.

NORTH AMERICA

Sales to customers in North America accounted for 14% of Tenaris's total consolidated sales volume of seamless steel pipe products in the first half of 2002, 16% in 2001 and in 2000 and 20% in 1999.

Tenaris's largest markets in North America are Mexico and Canada, countries in which Tenaris has manufacturing subsidiaries.

Since 1954, Tamsa has enjoyed a long and mutually beneficial relationship with Pemex, one of the world's largest crude oil and condensates producers. In 1994, Tamsa began supplying Pemex under JIT arrangements, similar to Siderca's JIT arrangements with Repsol YPF. In March 2001, Tamsa and Pemex signed a new three-year JIT agreement. Combined sales to Pemex (including drilling companies contracted by Pemex) represented 11.3% of Tamsa's total sales volume in 2001, compared to 11.2% in 2000 and 18.8% in 1999.

Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users other than Pemex (including drilling companies contracted by Pemex) rely on Tenaris's products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. In 2001, Tenaris's sales to domestic non-oil related customers declined reflecting the direct relationship this market maintains with the Mexican and U.S. economies, which experienced a slowdown during 2001.

Tenaris's sales in Canada are mainly directed to the oil and gas drilling and transportation sectors and are primarily made through distributors. During 2001, Tenaris's sales in Canada increased following a recovery in oil and gas drilling activity and the start-up of our Canadian subsidiary. Towards the end of 2001, demand from the oil and gas sector began to decline as falling oil and particularly gas prices led to a sharp slowdown in drilling activity. Sales to Canadian oil and gas drilling customers are also affected by seasonal factors relating to the difficulty of conducting oil and gas drilling activities during the spring thaw.

Tenaris's sales to the United States are mainly directed to the industrial sector and are affected by trends in industrial activity since anti-dumping duties apply in respect of the import of OCTGs produced by Tenaris's main manufacturing subsidiaries.

EUROPE

Sales to Tenaris's customers in Europe accounted for 31% of Tenaris's total consolidated sales volume of seamless steel pipe products in the first half of 2002, 27% in 2001, 31% in 2000 and 42% in 1999.

Tenaris's largest single country market in Europe is Italy.

The market for seamless pipes in Italy (as in most of the EU) is affected by general industrial production trends, including investment in power generation, petrochemical and oil refining facilities. The European market also includes the North Sea area, which is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in that area.

During 1999, EU production of seamless steel pipes decreased by more than 25% compared to 1998, the lowest point recorded in the last 30 years. Production levels were affected by a substantial decrease in seamless pipe consumption in the EU market and a decrease in global demand for seamless tube products particularly for OCTGs. EU demand was affected by the general slowdown in industrial production experienced in almost all the EU economies and a decline in investments in power generation, petrochemical and oil refining facilities. In 2000, production levels increased as consumption in the EU market rose and demand for seamless pipes in the global market recovered. The increase in demand in the EU market reflected increased demand from the energy sector and mechanical industry. However, demand for seamless pipes for petrochemical plant construction remained subdued due to a lack of investment activity in this sector. In 2001, EU seamless pipe demand again increased and prices for higher value products continued to show gains. Higher EU consumption of seamless pipes in 2001 reflected increased demand from the energy sector. In the second half of the year, demand from the industrial sector began to decline following the global and EU economic slowdown exacerbated by the events of September 11, 2001, which led to decreased capital expenditures and consumer and industry confidence.

In addition, EU producers of seamless steel pipes, including Dalmine, have seen their overall share of the EU Market for seamless steel pipes decline while maintaining their market share in higher value products for petrochemical and mechanical applications. This trend is explained by an increase in low-priced imports from producers in Russia, Ukraine and other Eastern European countries.

MIDDLE EAST AND AFRICA

Sales to customers in the Middle East and Africa accounted for 24% of Tenaris's total consolidated sales volume of seamless steel pipe products in the first half of 2002, 22% in 2001, 21% in 2000 and 14% in 1999.

Tenaris's sales in the Middle East and Africa are sensitive to the international price of oil and its impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. After a downturn in 1998 and 1999 as a result of the decline in oil prices, drilling activity in the Middle East and Africa began to recover in 2000 and sales of seamless steel pipes have increased. In 2001, an increase in oil and gas exploration and production activity in 2001 (particularly in West Africa) resulted in higher sales of seamless pipes.

In addition, Tenaris's sales in the Middle East could be adversely affected if military action or other events in the region were to materially impact the operations of companies active in the region's oil and gas industry.

FAR EAST

Sales to customers in the Far East accounted for 19% of Tenaris's total consolidated sales volume of seamless steel pipe products in the first half of 2002, 17% in 2001, 12% in 2000 and 10% in 1999.

Tenaris's largest markets in the Far East are China and Japan. Tenaris's seamless steel pipe sales in China are predominantly OCTGs for use in the Chinese oil and gas drilling industry. Sales have grown in this market in the past years as China increased investment in oil and gas exploration and production activities.

In Japan, NKKTubes competes against other domestic producers. The market for seamless steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity. In recent years, demand has weakened in line with the general downturn in the Japanese economy.

Sales to other markets in the Far East are affected by the level of oil and gas drilling activity in countries such as Indonesia and engineering activity particularly related to investment in petrochemical plants and oil refineries.

WELDED STEEL PIPES

We believe that Tenaris is the leading supplier of welded pipes in Brazil and Argentina for gas pipeline construction and industrial applications and the leading supplier of welded steel pipe products for gas pipeline construction in South America. Tenaris also supplies welded steel pipes to selected gas pipeline construction projects worldwide. Demand for Tenaris's welded steel pipes is principally affected by investment in gas pipeline projects, especially in South America. Currently, activity in this area is high due to the construction of large pipeline projects such as those in Ecuador and Peru as well as ongoing regional pipeline network integration projects such as the Buenos Aires--Montevideo pipeline. In 2000, demand for welded steel pipe products from Confab and Siat was substantially below levels of previous years due to the postponement of several regional gas pipeline projects. Since then, pipeline construction activity has recovered, and in 2001, sales of welded steel pipes increased to 432,000 tons compared to 253,000 tons in 2000 while in the first half of 2002, they increased to 298,000 tons compared to 197,000 tons in the first half of 2001.

TRENDS IN OIL AND GAS PRICES

As discussed above, sales to oil and gas companies worldwide represent a high percentage of Tenaris's total sales and demand for seamless steel pipes from the global oil and gas industry is a significant factor affecting the general level of prices for our products. Downward pressures on oil and gas prices in the international markets usually result in lower demand for our seamless steel pipe products from Tenaris's oil and gas customers and, in some circumstances, upward pressures can result in higher demand from these customers.

Major oil and gas producing nations and companies frequently collaborate to control the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration is OPEC. Many of Tenaris's larger customers are state-owned companies in member countries of OPEC, or otherwise cooperate with OPEC in controlling the supply and price of oil.

In response to depressed oil prices in 1998, major oil producing countries began to cooperate closely and intensely to raise prices. In March 1998, Mexico, Venezuela and Saudi Arabia, encouraged by proposals of other oil producers to strengthen world oil markets, announced that they would reduce the oil supply. A second reduction was agreed upon in June 1998. In March 1999, OPEC and several non-OPEC oil producers ratified an agreement to cut crude oil production by 2,104,000 barrels per day in the aggregate. Oil prices increased significantly as a result of these production cuts. Subsequently, oil consuming nations began to pressure OPEC to raise production to ease the upward pressure on oil prices. In April 2000, OPEC (excluding Iran) announced an increase in production by 1,452,000 barrels per day. This was followed by additional increases of 708,000 barrels per day in June 2000, 800,000 barrels per day in September 2000 and 500,000 barrels per day in October 2000. In 2001, in response to weakening price pressures, OPEC (excluding Iran) announced a reduction in production of 1,500,000 barrels per day, effective February 1, 2001, of 1,000,000 barrels per day, effective April 1, 2001, of 1,000,000 barrels a day, effective September 1, 2001, and of 1,500,000 barrels a day, effective January 1, 2002. We are unable to forecast the direction of international oil and gas prices in the future, and the consequent impact on investment programs and purchases, including pipe purchases, by Tenaris's oil and gas customers.

TENARIS GLOBAL SERVICES

Tenaris Global Services has extensive on-the-ground expertise developed over many years of marketing seamless pipe products supplied primarily by the Tenaris companies. It has distribution facilities and sales offices handling Tenaris's products and providing logistics and commercial services in Azerbaijan, Bolivia, Canada, Chile, China, Colombia, Ecuador, Indonesia, Japan, Malaysia, Nigeria, Norway, Russia, Singapore, the United Arab Emirates, the United Kingdom, the United States and Venezuela and employed, as of June 30, 2002, 259 full-time employees.

Tenaris Global Services organizes stocking programs and pipe finishing activities, and provides logistics, buy-back, inspection and restocking services as well as essential commercial services such as credit risk analysis. Through Tenaris Global Services, Tenaris is extending pipe management services to customers beyond the domestic markets of its manufacturing subsidiaries, allowing Tenaris to offer long-term contractual arrangements on a regional and worldwide basis.

In 2001, Tenaris Global Services handled steel pipe-related products equivalent to 879,000 tons compared to 491,000 tons in 2000 and 126,000 tons in 1999, mostly from the Tenaris companies, and other steel products equivalent to 121,000 tons compared to 70,000 tons in 2000 and no sales in 1999, from other companies in the Techint group. In the first half of 2002, Tenaris Global Services handled steel pipe-related products equivalent to 294,000 tons compared to 392,000 tons in the first half of 2001, and other steel products equivalent to 221,000 tons compared to 45,000 tons in the first half of 2001. At June 30, 2002, Tenaris Global Services' net worth was USD14.3 million, compared to USD17.9 million at December 31, 2001, USD6.6 million at December 31, 2000, and USD0.9 million at December 31, 1999. Tenaris Global Services' total assets were USD264.8 million at June 30, 2002, USD262.6 million at December 31, 2001, USD241.7 million at December 31, 2000, and USD94.3 million at December 31, 1999.

In connection with the services provided by Tenaris Global Services, the Tenaris companies have entered into export agency contracts with certain Techint group companies that have not been reorganized as subsidiaries of Tenaris Global Services. Set forth below is a description of the significant export agency agreements.

- Siderca, Tamsa and Dalmine export agency agreements. Pursuant to these agreements, restated as of September 27, 2000, September 29, 2000 and October 4, 2000, respectively, each of Siderca, Tamsa and Dalmine has appointed a Techint group company as its non-exclusive agent for the sale of all of its products in all countries except Argentina, Mexico and Italy and, in the case of Dalmine, excluding also the other member countries of the EU and certain other countries. The respective Techint group companies are entitled to a commission equal to 3% of the FOB value of their sales of Siderca's, Tamsa's and Dalmine's products, and to be reimbursed by Siderca, Tamsa and Dalmine, as the case may be, for a portion of the total general expenses incurred by such companies and for special sales costs. Siderca's and Tamsa's agreements expire on September 30, 2003, and Dalmine's on October 1, 2003, and all of them are automatically renewable for successive three-year terms unless either of the respective parties notifies the other in advance of its intention not to renew the agreement. Amounts accrued under these agreements (and their predecessor agreements) totaled, in the case of Siderca, USD18.2 million in 1999, USD24.4 million in 2000, USD16.6 million in 2001, and USD7.6 million in the first half of 2002; in the case of Tamsa, USD8.2 million in 1999, USD10.1 million in 2000, USD12.7 million in 2001, and USD5.7 million in the first half of 2002; and in the case of Dalmine, USD1.8 million in 1999, USD2.3 million in 2000, USD4.7 million in 2001, and USD2.0 million in the first half of 2002.

- Confab and Siat export agency agreements. Confab and Siat have appointed a Techint group company as their non-exclusive agent for the sale of all of their products in all countries except Brazil, in the case of Confab, and Argentina, Brazil, Italy and Mexico, in the case of Siat. The Techint group company is entitled to a commission equal to 5% of the FOB value of its sales of Confab's and Siat's products. The agreements expire on January 1, 2003, and September 30, 2004, and are automatically renewable for successive one-year and three-year terms, respectively. Amounts accrued under these agreements totaled approximately USD0.7 million in 2000, USD4.4 million in 2001, and USD6.1 million in the first half of 2002, in the case of Confab, and USD0.6 million in 2000, USD2.7 million in 2001, and USD1.5 million in the first half of 2002, in the case of Siat.

Payments made by the Tenaris companies under these export agency agreements were treated as selling expenses associated with the sales of Tenaris's products. On October 15, 2002, all these contracts were assigned to Tenaris Global Services or its subsidiaries, subject to the completion of the exchange offer and effective as of the settlement date.

NKKTubes has appointed a Tenaris Global Services company as its non-exclusive agent for the sale of its products in all countries outside Japan. The Tenaris Global Services company is entitled to a commission on its sales of NKKTubes' products in an amount agreed upon on a case-by-case basis in accordance with the nature of the sales agency transaction. The agreement has a term of fifteen years.

Siderca, Tamsa and Dalmine have entered into numerous agreements with member companies of Tenaris Global Services in various countries around the world pursuant to which one or more of them agrees to sell, and one or more of Tenaris Global Services companies agrees to buy, seamless steel pipe products for resale under stocking programs (and other similar programs) to oil and gas companies or other buyers or end users which operate in their territories (as defined in each agreement). The selling party under these agreements generally agrees to assume any and all risks of the operation. To this end, under specified circumstances (e.g., failure to consummate resale, product rejection, customer delay), the selling party would be required to repurchase the pipes sold to the reseller.

COMPETITION

GLOBAL MARKET

The global market for seamless steel pipe products is highly competitive, with the primary competitive factors being price, quality and service. Seamless steel pipe products are produced in specialized mills using round steel billets and ingots, which are produced almost exclusively for seamless steel pipe applications. Steel companies that manufacture steel sheet and wire rods and bars and other steel products but do not operate specialized seamless steel mills are generally not competitors in the market for seamless steel pipe products, although they often produce welded steel pipes or sell steel sheets and plates used to produce welded steel pipe.

The production of seamless steel pipe products which meet the stringent requirements of major oil and gas companies requires the development of specialized skills and significant investments in manufacturing facilities. By contrast, the seamless pipe products for standard applications can be produced in most seamless pipe mills worldwide and sometimes compete with welded pipe products for such applications. Welded pipe, however, is not generally considered a satisfactory substitute for seamless steel pipe in high-pressure or high-stress applications, which constitute a significant source of our business.

Tenaris's principal competitors in the international seamless steel pipe markets can be grouped by origin as described below.

- Japan. Sumitomo Metal Industries Ltd. and Kawasaki Steel in the aggregate enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for the high quality of their products and for their supply of high-alloy grade pipe products. In April 2001, Nippon Steel Corporation, in connection with ongoing rationalization measures, withdrew from the export market for seamless steel pipe products and shut down its seamless steel pipe facility in Yawata, Japan. On September 27, 2002, Kawasaki Steel and NKK, Tenaris's partner in NKKTubes, consummated a business combination through which they became subsidiaries of a newly-formed holding company, known as JFE Holdings, Inc. The combined entity, JFE Holdings Inc., is expected to continue operating Kawasaki Steel's seamless steel pipe business in competition with NKKTubes.

- Western Europe. Vallourec & Mannesman Tubes, or V&M Tubes, a Franco-German venture, has mills in Brazil, Germany and France. V&M Tubes has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States and the Middle East. It is an important competitor in the international OCTG market, particularly for high-value premium joint products. In May 2002, V&M Tubes announced that it had agreed to purchase the seamless tubes division of North Star Steel, a leading U.S. producer of OCTGs for the domestic market. Tubos Reunidos S.A. of Spain and Voest Alpine AG of Austria each has a significant presence in the European market for seamless steel pipes for industrial applications while the latter also has a presence in the international OCTG market with sales mostly directed to the United States and the Commonwealth of Independent States, or CIS.

- United States. U.S. steel producers, including US Steel Corporation and North Star Steel, are largely focused on supplying the U.S. market. Some of them, however, periodically enter the international market in response to decreased domestic demand or perceived opportunities in the export markets. As mentioned above, V&M Tubes announced in May 2002 that it had agreed to purchase the seamless tubes division of North Star Steel.

- Eastern Europe, CIS and China. Producers from these regions compete in the "commodity" sector of the market and have been increasing their participation in the international market for standard products where quality and service are not the prime consideration. See "Part Seven--Information about Dalmine--Business--Sales and marketing--European Union market."

DOMESTIC MARKETS

Tenaris competes against importers of seamless steel pipe products and, to a lesser extent, against welded steel pipe products in the domestic markets of its manufacturing subsidiaries in Argentina, Venezuela, Mexico and Canada (countries in which it is the sole domestic producer), and against domestic, regional and other competitors in Italy and Japan.

Producers of seamless steel pipe products can maintain a strong competitive position in their domestic markets due to logistical and other advantages which permit them to offer value-added services and maintain strong relationships with domestic customers, particularly in the oil and gas sector. Tenaris's subsidiaries have established strong ties with major consumers of steel pipe products in their home markets, reinforced by JIT arrangements as discussed above.

ARGENTINA

Siderca is the sole producer of seamless steel pipe in Argentina. Accordingly, Tenaris's competition in the Argentine seamless steel pipe products market is limited to imported products manufactured by foreign companies.

In recent years, Tenaris has faced increased competitive challenges from outside Argentina as a result of the Argentine government's trade liberalization policies. In early 1991, the Argentine government reduced import tariffs and eliminated most non-tariff restrictions on trade as part of an effort to open the Argentine economy to foreign competition. Argentina, Brazil, Uruguay and Paraguay entered into the Treaty of Asuncion in March 1991, formally establishing Mercosur, a common market organization composed of the four signatory nations. The Mercosur treaty and other subsequent related agreements provide for the gradual economic integration of the member countries, the creation of a free trade zone, the elimination or significant reduction, in some cases over a period of years, of import duties, tariffs and other barriers to trade among the four nations and the creation of a common external tariff. Tariffs on seamless steel pipe products were eliminated progressively by January 1, 1999, between Brazil and Argentina and by January 1, 2000, among all four member nations. The tariff applicable to seamless steel pipe products imported from outside Mercosur was 16% as of January 1, 2002. In addition, a supplemental tariff of 1.5% currently applies to these imports.

VENEZUELA

Tenaris competes in the Venezuelan market as a domestic producer and as an importer against imported products manufactured by foreign companies.

Venezuela applies tariffs ranging from 5% to 15% to steel imports, including seamless steel pipe products, from countries with which it does not have free trade agreements. In April 2002, for a temporary period of four months, the Venezuelan government increased its standard tariff from 20% to 30%. This tariff was subsequently extended for three additional months. No tariff applies to steel imports from member countries of the Andean pact or from Chile, and imports from Mexico are subject to a reduced tariff. As a result of an antidumping investigation, Venezuela imposed antidumping duties of 87.0% on steel pipe imports from Japan in 1996. The preliminary determination was confirmed in June 2000 and continues to apply.

MEXICO

Tamsa is the only producer of seamless steel pipe in Mexico. Accordingly, Tenaris's competition in the Mexican market is limited to imported products manufactured by foreign companies.

Competition in the Mexican market has been increasing in recent years, as the Mexican government has entered into free trade agreements that reduce trade barriers and gradually eliminate tariffs on steel imports from these countries, including seamless steel pipes. In December 1992, Mexico became party to NAFTA, which became effective in January 1994. Under NAFTA, duties on OCTG products have been reduced from 15% in 1993 to their current level of 1.5%, and will be fully eliminated in 2003. In 2000, Mexico signed a trade agreement with the EU, as a result of which EU seamless steel pipe imports have been subject to a 7% duty since 2002. This duty will be gradually eliminated by 2007.

In addition to the NAFTA and EU agreements, the Mexican government has signed trade agreements with various countries such as Chile, Bolivia, Nicaragua, Costa Rica and Uruguay. Mexico also participates with Colombia and Venezuela in the Group of Three, or the G-3. Under the G-3 agreements, duties on seamless steel pipes are being eliminated by means of a reduction of 1.08% and 0.72% (depending on the product) per year over a ten-year period beginning in 1995. Furthermore, under the agreement, there is an acceleration clause allowing acceleration of the tariff reduction as deemed convenient upon acceptance by two of the parties. Beginning July 1, 2002, the import tariff for the G-3 is set at 2.1% and 1.4% depending on the product. Presently, Mexican products exported to Chile are not subject to any import tariff.

On January 1, 1999, a new tariff of 18% became applicable to seamless steel pipe from other countries with which Mexico does not have trade agreements; this represents an increase of 3% from the previous tariff of 15%, which had been effective since 1989. This tariff of 18% was temporarily increased for some steel products (including seamless pipes) to 25% in September 2001 and again to 35% in March 2002. This temporary increase is currently scheduled to lapse in September 2002, at which time the tariff would return to 18%.

On October 5, 1993, Tamsa formally requested that SECOFI initiate an antidumping investigation into the importation of seamless steel pipes from the United States. On October 11, 1995, SECOFI published a final determination, in which Mexico's Commerce Ministry imposed a dumping tariff of 82.4% on specified U.S.-made seamless steel cold-drawn pipes. On May 22, 2001, the Secretaria de Economia published in the Official Gazette a resolution revoking the antidumping duties against cold-drawn carbon steel pipes produced in the United States.

On March 11, 1999, Tamsa formally requested that SECOFI initiate an antidumping investigation into the import of seamless steel line pipes from Japan. This investigation led to the imposition of preliminary dumping duties of 99.9% in November 1999, and to definitive duties in the same amount in November 2000, and continues to apply to these products.

CANADA

Tenaris makes domestic sales in Canada through AlgomaTubes, the sole producer of seamless steel pipe in Canada, as well as export sales to Canada by Tenaris's other manufacturing companies. In both cases, Tenaris competes in the Canadian market against other Canadian welded pipe producers and against other importers of seamless and welded pipe. Canada does not impose significant tariffs on seamless steel pipe imports, creating a competitive market that resembles the international markets for those products.

ITALY

In Italy and elsewhere in the EU, Tenaris competes against European and non-European producers of seamless steel pipe products, most notably V&M Tubes. In Italy, Dalmine faces additional competition in the commercial, gas and standard pipe sector from Pietra S.p.A, a privately-owned Italian tube producer.

As import barriers have fallen, the Italian and other EU markets for seamless steel pipe products have become increasingly competitive. During 1999, imports of seamless pipes into the EU from countries outside of the EU were again strong, which, given the fall in demand, further increased their share of the market in products of medium-to-low quality. Tenaris's sales in Italy were adversely affected by these imports because they were often offered at prices significantly lower than Tenaris's prices. In August 1999, the European Commission granted the requests of the European seamless pipe industry and acknowledged that competing exports from Ukraine and Croatia were being dumped into the EU and were causing serious injury to EU manufacturers. As a result, substantial antidumping duties and restrictions were imposed on both these countries in August 1999. This action followed a successful similar proceeding brought by the European seamless steel pipe industry against producers in Russia, Poland, the Czech Republic, Slovakia, Romania and Hungary, which resulted in antidumping penalties and other equitable remedies.

JAPAN

NKKTubes is a leading producer of seamless steel pipes in Japan. In the domestic market, it competes against Sumitomo Metal, Kawasaki Steel and Nippon Steel. On September 27, 2002, Kawasaki Steel and NKK, Siderca's partner in NKKTubes, consummated a business combination through which they became subsidiaries of JFE Holdings. JFE Holdings is expected to continue operating Kawasaki Steel's seamless steel pipe business in competition with NKKTubes.

CAPITAL EXPENDITURE PROGRAM

In recent years, Tenaris has undertaken a major round of capital investment projects at its three integrated facilities in Argentina, Mexico and Italy. The focus of these major capital investment projects has been to upgrade these facilities to state-of-the-art status in terms of automation and quality control, and to expand Tenaris's capacity to produce premium quality and other high-grade products.

At Tenaris's Campana facility in Argentina, as a result of a three year program completed in 2000 at a cost of approximately USD160 million, Tenaris added new heat treatment facilities, completed the modernization of the steel shop, expanded rolling mill capacity that allowed production of products with restricted tolerances, expanded the finishing line for premium joints and added processes in the mid-range cold rolling mill to simplify production flows and optimize manufacturing times. Subsequently, Tenaris added a new threading line for premium joints, installed a phosphorus coating plant, expanded coupling producing facilities and installed electromagnetic stirring capabilities.

At Tenaris's Veracruz facility in Mexico, approximately USD175 million was invested in the capital expenditure program over the last three years. Tenaris completed improvements in the melt shop and in the continuous casting process, where a new vacuum degassing system was installed and a new vibramold oscillator was added. In addition, in the finishing areas, Tenaris completed improvements for wall thickness assurance and threading and finishing lines, and added a new hydraulic testing system and a new straightening machine. Tenaris also expanded and modernized the heat treatment facilities by:

- adding new furnaces, a quenching head, a straightening machine, a finishing line and additional floor space to the heat treatment area;

- installing a new lathe and carousel in the coupling factory;

- automating the continuous casting control system;

- upgrading the electric and ladle furnaces in the melt shop;

- automating the process in the multi-pipe mill; and

- constructing a new 12,000 square meter office complex and a new auto components facility with an annual capacity of five million parts.

At Tenaris's Dalmine facility in Italy, as a result of a three year program expected to be completed during 2002 at a cost of approximately USD166 million, Tenaris is substantially restructuring the small diameter pipe mill by modernizing the hot-rolling and finishing areas, installing new systems for wrapping and delivering pipes, initiating a new line for pipe inspection, and installing a new finishing line for quality and boiler pipes. At Tenaris's other facilities in Italy, Tenaris has invested in quality control and cost reduction initiatives.

Capital expenditure projects planned for 2002 and 2003 include further enhancements to the premium joint finishing lines at the Campana facility, enhancement of the cold-rolling mill and coupling production facilities at the Veracruz facility, improving the medium sized rolling mill's productivity and finishing line dimensional tolerances at Dalmine, updating automation and process control at NKKTubes, increasing finishing line capacity at AlgomaTubes, and new heat treatment facilities at Confab. The total amount budgeted by Tenaris for capital investment programs and regular maintenance in 2002 is USD130 million, of which USD53.6 million was spent in the first half of the year.

In addition to major projects under Tenaris's capital expenditure program, Tenaris makes regular expenditures at all of its facilities to respond to changes in market environment, maintain flexible operations and improve environmental and safety conditions. The amounts of these expenditures are included in the above discussions of Tenaris's facilities in this "--Capital expenditure program" section.

INFORMATION TECHNOLOGY

In addition to Tenaris's capital expenditures at its plants, Tenaris has invested in developing its e-business capabilities and in the integration of its production, commercial and managerial activities. These investments are intended to promote the further integration of Tenaris's operating facilities and enhance Tenaris's ability to provide value-added services to its customers worldwide. These investments, which totaled USD24.8 million include:

- the establishment of an Internet portal for procurement to reduce purchasing costs and enhance logistics;

- the establishment of a new centralized data center to improve the quality, speed and reliability of the information and IT services;

- the installation of new globally integrated commercial systems to improve customer service capabilities, including an order tracking system available to major customers via Internet; and

- the implementation of various IT improvements.

The Internet portal, known as Exiros, is owned by Lomond Holdings, in which Tenaris holds 75% of the shares (through Siderca, Tamsa and Dalmine), and Siderar, a Techint group company producing flat steel in Argentina, which holds 25%. Through this company and the Exiros portal, Tenaris has centralized the procurement activities of the Tenaris companies and provides procurement agency services to Siderar and other industrial companies principally in Latin America.

SUBSIDIARIES

Tenaris operates primarily through subsidiary companies and investments in other companies. For a complete list of Tenaris's subsidiaries and a description of Tenaris's investments in other companies, see notes B and 10 to Tenaris's six-month audited combined consolidated financial statements included in this prospectus.

SEAMLESS STEEL PIPE MANUFACTURERS

SIDERCA

Tenaris has held a large majority position in Siderca since that company's inception in 1948. As of October 18, 2002, Tenaris beneficially owned directly or indirectly 71.17% of Siderca's ordinary stock. Siderca is the sole producer of seamless steel pipe products in Argentina.

TAMSA

In June 1993, through a subsidiary of Siderca that held a 5.65% interest in Tamsa, Tenaris invested USD67.1 million to acquire an additional 17.51% interest in Tamsa. Since this investment, Tenaris, directly or indirectly, has made additional purchases of Tamsa's ordinary stock. As of October 18, 2002, Tenaris beneficially owned directly or indirectly 50.77% of Tamsa's ordinary stock. Tamsa is the sole producer of seamless steel pipe products in Mexico.

DALMINE

In February 1996, through a subsidiary of Siderca, Tenaris acquired a 37.15% interest in Dalmine. Since this initial investment, Tenaris, directly or indirectly, has made additional purchases of Dalmine's ordinary stock. As of October 18, 2002, Tenaris beneficially owned directly or indirectly 47.22% of Dalmine's ordinary stock. Dalmine is the leading producer of seamless steel products in Italy and a leading producer of seamless steel products in the EU.

TAVSA

On October 9, 1998, Tamsa and the Venezuelan government entered into a joint venture agreement, pursuant to which Tamsa acquired 70% of Tavsa, a company formed to run the seamless pipe business formerly part of Sidor, for an initial equity contribution of USD11.7 million. The Venezuelan government holds the remaining 30% of Tavsa. In June 2000, Tamsa made an additional cash contribution of USD4.4 million.

ALGOMATUBES

On June 14, 2000, Siderca and Algoma Steel entered into an agreement pursuant to which Siderca, through its newly incorporated Canadian subsidiary, AlgomaTubes, leases and operates Algoma Steel's seamless steel pipe manufacturing facilities in Sault Ste. Marie, Ontario, Canada. The lease agreement, which came into effect on October 1, 2000, has a term of 20 years, and contemplates a purchase option by Siderca. Siderca also has the right to terminate the lease at any time upon 24 months' notice or, in specified circumstances, upon shorter notice. AlgomaTubes is the sole seamless steel pipe producer in Canada.

NKKTUBES

On May 24, 2000, Siderca and NKK agreed to form a new company, NKKTubes, to take over NKK's seamless steel pipe business. Siderca and NKK own 51% and 49% respectively of NKKTubes, which took over NKK's seamless steel pipe manufacturing facilities and began operations on August 1, 2000. Under the terms of the agreement, NKK has agreed to transfer its seamless steel pipe manufacturing technology and license its trademarks to Tenaris. Siderca paid USD15 million for its 51% interest in NKKTubes. NKKTubes entered into a 10-year term loan in the amount of Japanese yen 3,000 million (USD25.0 million) with the Development Bank of Japan to finance the purchase of assets and additional bank loans with terms of 2 years in the amount of Japanese yen 3,000 million (USD25.0 million) to finance working capital requirements. Siderca has guaranteed the repayment of these loans by NKKTubes up to a maximum of Japanese yen 2,524.5 million (USD21.1 million). In connection with NKK and Kawasaki Steel's business combination, effective on September 27, 2002, NKK's 49% interest in NKKTubes was transferred to a subsidiary of JFE Holdings. On September 25, 2002, Siderca and NKK reached an agreement that amends certain provisions of the various agreements relating to the creation and governance of the NKKTubes joint venture. The parties are currently negotiating the terms of a proposed termination of the licensing agreements relating to NKK's technology. See "--Related Party Transactions--Agreements relating to NKK's technology."

WELDED STEEL PIPE MANUFACTURERS

SIAT

In 1986, Tenaris acquired through Siderca 100% of Siat. Since this initial investment, Siderca has exercised control of Siat. In December 1992, Siderca transferred a 30% interest in Siat to Confab in exchange for a 30% interest in Confab's then subsidiary, Confab Tubos S.A.

CONFAB

In August 1999, Tenaris acquired through Siderca a 38.99% interest (99.22% of voting capital) in Confab for USD43.5 million. Since this initial investment, Siderca has exercised control of Confab. In addition to its main welded tubes business, Confab also manufactures and sells industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment, standard and high-pressure vessels, pulping equipment and direct fire heaters.

TENARIS GLOBAL SERVICES

Over a number of years, San Faustin or its predecessor established various companies, representative offices and other assets around the world that provide sales and marketing services primarily to the Tenaris companies. On October 18, 2002, these companies, representative offices and other assets were separated from the Techint commercial network and reorganized as subsidiaries, representative offices and other assets of Tenaris Global Services. Furthermore, on October 15, 2002, all the export agency agreements that the Tenaris companies were parties to with companies in the Techint commercial network not subject to the reorganization described above were assigned to Tenaris Global Services or its subsidiaries, subject to the completion of the exchange offer and effective as of the settlement date.

OTHER INVESTMENTS

AMAZONIA

In January 1998, Amazonia purchased a 70.0% equity interest in Sidor from the Venezuelan government. Tamsider, a wholly-owned subsidiary of Tamsa had an initial 12.5% equity interest in Amazonia, which increased to 14.1% in March 2000 as a result of additional investments as described below. As of October 18, 2002, Tamsider's equity interest in Amazonia remained at 14.1%. As of October 18, 2002, other Techint group companies held an additional 25.4% in Amazonia. The Venezuelan government continues to own a 30% equity interest in Sidor.

Sidor, located in the city of Guyana in southeast Venezuela, is the largest integrated steel producer in Venezuela and the sixth largest integrated steel producer in Latin America, with an installed capacity of more than 3.5 million tons of liquid steel per year. Sidor shipped 2.9 million tons of steel in 2001, and 1.6 million tons in the first half of 2002.

Sidor has experienced significant financial losses and other problems since the acquisition by Amazonia in January 1998, despite a significant reduction in Sidor's workforce and management's efforts to improve the production process and reduce operating costs. In 1999, due to negative conditions in the international steel market, a sustained and intensifying domestic recession in Venezuela, deteriorating conditions in the credit markets, an increase in the value of the Venezuelan currency relative to the U.S. dollar and other adverse factors, Sidor and Amazonia incurred substantial losses and were unable to make payments due under loan agreements with their respective creditors. In 2000, these loan agreements were restructured. Despite continued efforts by Sidor's management to improve technology and optimize production levels, in late 2001 Sidor and Amazonia were again unable to make payments due under the restructured loan agreements, following a continuation and aggravation of the same negative factors described above accompanied by increased competition from steel imports in Venezuela. Sidor and Amazonia are currently involved in discussions with their creditors and the Venezuelan government regarding a possible restructuring of their loan agreements. As of June 30, 2002, Sidor had approximately USD1.4 billion of long-term indebtedness (secured in part by fixed assets valued at USD827 million as determined at the time Sidor's loans were restructured in March 2000) and Amazonia had approximately USD284 million of long-term indebtedness. We cannot give you any assurance as to whether Sidor or Amazonia will succeed in restructuring their existing indebtedness, or that their lenders will not accelerate any defaulted indebtedness in accordance with the terms of the applicable loan agreements or foreclose on any of the assets of Sidor or Amazonia pledged as collateral.

As a result of the adverse trends discussed above, Tamsider made additional capital contributions to Amazonia, resulting from the restructuring concluded in 2000, while recording significant losses in the value of its investment. In addition to its initial capital contribution of USD87.8 million, Tamsider was required to make capital contributions in the amount of USD36.1 million (of which USD18.0 million took the form of a convertible subordinated loan to Amazonia, as described below) in connection with the restructuring of Amazonia's loan agreements in 2000. The value of Tamsider's investments (as recorded in Tamsa's consolidated financial statements) has decreased significantly since 1998, from MXP883,881 thousand as of December 31, 1998, to MXP409,882 thousand as of December 31, 1999, MXP630,970 thousand as of December 31, 2000, MXP231,319 thousand as of December 31, 2001 and MXP206,103 thousand as of June 30, 2002. Tamsa's results for December 31, 2001, and June 30, 2002, include an allowance for the investments in Amazonia in the amount of MXP140,744 thousand, and MXP9,253 thousand, respectively. Further losses and provisions may be recorded in respect of Tamsider's investment in Amazonia and we cannot predict whether Tamsider will make additional capital contributions as a condition to successfully negotiating a restructuring of Sidor's or Amazonia's existing indebtedness.

In addition to the risk of further losses in the equity value of its investment, Tamsider has significant exposure in respect of its investment in Amazonia under several agreements and guarantees. Below is a description of the nature and extent of this exposure. We cannot predict whether Tamsider will be required to make payments or will otherwise incur losses under these agreements and guarantees.

- The Sidor purchase agreement between Amazonia and the Venezuelan government requires the shareholders of Amazonia, including Tamsider, to indemnify the government for breaches by Amazonia of the Sidor purchase agreement up to a maximum amount of USD150 million, for five years from the acquisition date. In connection with this indemnity, the shareholders of Amazonia are required to maintain a performance bond (which Tamsa has guaranteed directly) for five years, beginning in 1998, in the amount of USD150 million during the first three years, USD125 million in the fourth year and USD75 million in the fifth year. Tamsider's maximum liability under the indemnity would be USD18.8 million, as its obligations with respect to the indemnity are proportional to its initial 12.5% equity interest in Amazonia.

- The Sidor purchase agreement further requires the shareholders of Amazonia to guarantee, also on a proportional basis, the principal and a portion of the interest payable under a loan made to Sidor by the Venezuelan government. Tamsider's maximum liability under this guarantee, which continues to apply to the loan as restructured in 2000, is USD92.2 million.

- The loan agreement between Amazonia and a group of private lenders (the proceeds of which were used by Amazonia to finance the acquisition of its equity interest in Sidor) required the shareholders of Amazonia, including Tamsider, to pledge their shares in Amazonia as security and also required Amazonia to pledge its shares in Sidor as security. These pledges continue to apply to the loan as restructured in 2000.

- As discussed above, in connection with the restructuring of Amazonia's loan agreements in 2000, the shareholders of Amazonia, including Tamsider, were required to make additional capital contributions in part by making subordinated loans convertible into additional shares of Amazonia. Tamsider made a subordinated loan of USD18 million to Amazonia as a result of this requirement.

- Also in connection with the restructuring of Amazonia's loan agreements in 2000, the parent companies of several shareholders of Amazonia, including Tamsider, were required to enter into a put agreement pursuant to which they agreed to purchase, upon certain conditions and in no case prior to December 31, 2007, up to USD25 million in loans payable by Amazonia to its private lenders. The shareholders of Amazonia also delivered a letter to these lenders contemplating the possibility of additional capital contributions of up to USD20 million in the event of extreme financial distress at Sidor. Tamsa's obligations under the put agreement, and Tamsider's share of any capital contribution under the letter, are limited in proportion to Tamsider's interest in Amazonia when the put is exercised or the contribution is made. Based on Tamsider's 14.1% equity interest in Amazonia, Tamsa's aggregate liability under the put agreement would be limited to a maximum of USD3.5 million and Tamsider's share of any capital contribution under the letter would be limited to a maximum of USD2.8 million.

DALMINE ENERGIE S.P.A.

Dalmine Energie S.p.A. was established by Dalmine in the second half of 1999, following the partial deregulation of the energy sector by the Italian government and began to operate in 2000. Initially formed to supply electricity to Dalmine and to other users in the Bergamo area forming the Consorzio

Orobie Energie, a consortium of area companies, it has rapidly expanded and currently supplies electricity to many industrial companies in north and central Italy. Dalmine Energie purchases electricity principally from GRTN Gestore della Rete di Trasmissione Nazionale S.p.A., or GRTN, formerly known as Enel Distribuzione S.p.A., at wholesale market prices under volume and delivery conditions that closely match those at which it sells to its customers. At June 30, 2002, Dalmine Energie had approximately 350 customers and traded three Twh (Billions of Kilowatt/hour). Dalmine Energie enjoyed a high operating margin in its first year of business due to its position as a first mover, but in 2001 its operating margins declined as the business matured and competition increased. In 2001, Dalmine Energie began operating in the natural gas and telecom services businesses. Dalmine Energie purchases its natural gas requirements from Snam S.p.A. under a long-term contract that expires on September 1, 2011, and contains annual, quarterly and daily "take-or-pay" provisions.

Dalmine Energie recognizes revenue only upon delivery of electricity and gas and other services to its customers. Revenues are calculated based on actual consumption, which is measured by meter readings carried out at set intervals. Of its E165 million in revenues in 2001, 24.7% were derived from sales to Dalmine and the remainder represented sales to third parties (of which 95.9% represented sales of electricity and the remainder represented sales of natural gas). Of its E133 million in revenues in the first half of 2002 (compared to E69 million in the first half of 2001), 20.7% were derived from sales to Dalmine (27.1% in the first half of 2001) and the remainder represented sales to third parties (of which 62.6% represented sales of electricity and the remainder represented sales of natural gas).

SIDERAR

With a total annual production capacity of two million tons of hot- and cold-rolled coils and sheets, Siderar is the principal integrated manufacturer of flat steel products in Argentina. Siderar produces crude steel which is sold directly to steel processors as hot-rolled coil or is further processed by Siderar to produce high value-added products such as cold-rolled coil and sheet, tin plate, electrogalvanized sheet, hot-dipped galvanized sheet or pre-painted sheet.

Tenaris no longer owns any interest in Siderar. On December 4, 2001, Siderca disposed of its interest in Siderar through a dividend to Siderca shareholders. Immediately prior to the dividend, Siderca owned 10.71% of Siderar. As of December 4, 2001, when Siderca disposed of its interest in Siderar, Industrial Investments Ltd. and Inversiones Industriales Argentinas (Jersey) Ltd., other companies within the Techint group, owned directly or indirectly an additional 42.3% of Siderar's ordinary stock.

MISCELLANEOUS

Tenaris also has investments in:

- Metalmecanica, an Argentine manufacturer of oil well sucker rods, couplings and accessories with total sales of USD32.7 million and profits of USD9.9 million in 2001, and total sales of USD10.5 million and losses of USD2.8 million in the first half of 2002. Metalmecanica has production facilities in the Argentine province of San Luis and is the leading producer of sucker rods for the oil and gas industry in Latin America. Metalmecanica has an annual production capacity of 800,000 sucker rods and also produces couplings, accessories, weighted and polished bars all to the high specifications demanded by the oil and gas industry. At June 30, 2002, Metalmecanica's net worth was USD24.6 million, compared to USD27.0 million at December 31, 2001, USD25.8 million at December 31, 2000, and USD16.4 million at December 31, 1999. Metalmecanica's total assets were USD29.8 million at June 30, 2002, USD30.7 million at December 31, 2001, USD29.3 million at December 31, 2000, and USD21.3 million at December 31, 1999.

- Metalcentro, an Argentine manufacturer of pipe-end protectors and lateral impact tubes with total sales of USD15.5 million and net income of USD2.8 million in 2001, and total sales of USD2.8 million and losses of USD1.4 million in the first half of 2002. At June 30, 2002, Metalcentro's net worth was USD6.7 million, compared to USD8.1 million at December 31, 2001, USD12.3 million at December 31, 2000, and USD8.1 million at December 31, 1999. Metalcentro's total assets were USD7.4 million at June 30, 2002, USD9.6 million at December 31, 2001, USD14.5 million at December 31, 2000, and USD12.8 million at December 31, 1999.

Tenaris's share of these companies' total capital stock as of October 18, 2002, was 27% of Metalmecanica and 52% of Metalcentro. As of October 18, 2002, Siderca held an additional 73% of Metalmecanica and an additional 48% of Metalcentro.

RAW MATERIALS AND ENERGY

At Tenaris's integrated seamless steel pipe facilities in Argentina, Mexico and Italy, Tenaris's principal raw materials are ferrous scrap, metallic iron in the form of DRI and pig iron and ferroalloys. These are processed in electric furnace steel shops into steel bars and ingots which are then further processed in our rolling mills and finishing lines into seamless steel products. In Argentina, Tenaris produces its own DRI using iron ore imported from neighboring Brazil and sources its ferrous scrap domestically through Scrapservice S.A., its Argentine scrap collecting and processing subsidiary. In Mexico, Tenaris imports most of its pig iron and DRI requirements and purchases ferrous scrap from domestic and international markets. In Italy, Tenaris purchases pig iron and ferrous scrap from European and international markets as well as special metals for certain products. Tenaris coordinates its purchases of ferroalloys worldwide. Below we have provided a more complete description of the raw material and energy situation at Tenaris's integrated facilities in these three countries.

At Tenaris's other seamless steel facilities, Tenaris uses round steel bars and ingots as its principal raw materials. In Japan, NKKTubes purchases these materials from NKK Corporation, and in Venezuela, Tavsa purchases these materials from Sidor. In each case, those purchases are made under supply arrangements pursuant to which the purchase price varies in relation to changes in the costs of production. As a result of their location within a larger production complex operated by the supplier, both NKKTubes and Tavsa are substantially dependent on these contracts for the supply of raw materials and energy. NKK uses imported iron ore, coal and ferroalloys as principal raw materials for producing steel bars at Keihin and Sidor uses domestic iron ore and domestic and imported ferroalloys as its principal raw materials. In Canada, AlgomaTubes uses steel billets currently supplied by Tenaris's integrated facilities in Argentina and Mexico.

In its welded facilities, Tenaris purchases steel sheets and steel plates principally from domestic producers for processing into welded steel pipes.

INTEGRATED PRODUCTION FACILITY IN ARGENTINA

At its Campana facility in Argentina, operated by Siderca, Tenaris varies within limits the proportion of ferrous scrap iron to DRI that it uses to manufacture its products based on the relative price of these inputs. Tenaris consumed 487,000 tons of DRI and 624,000 tons of scrap in 2001 (compared to 303,000 tons of DRI and 387,000 tons of scrap in 2000).

Tenaris operates a Midrex DRI production plant to generate DRI. Tenaris purchases its raw material requirements for manufacturing DRI in the form of pellets and lump ore under long-term contracts from suppliers in neighboring Brazil. Prices under these contracts are fixed on an annual basis in accordance with market conditions and follow the prices agreed between the major iron ore exporters and their main steel industry clients. Tenaris's annual consumption of iron ore in Argentina ranges between 900,000 and 1,200,000 tons and is supplied primarily by Companhia Vale do Rio Doce, Mineracoes Brasileiras Reunidas and Samarco Mineracao S.A. Tenaris transports the iron ore itself, taking advantage of dry bulk cargo vessels on their return from Europe and utilizing its own port facilities. Tenaris has the capacity to store approximately 350,000 tons of iron ore, or enough to supply its manufacturing activity in Argentina for four months. Tenaris's average cost of iron ore increased by 5.4% in 2001 compared to 2000.

Tenaris obtains a small portion of its ferrous scrap requirements from its internal operations. To meet the remainder of its requirements for ferrous scrap at competitive prices, Tenaris created Scrapservice, which is engaged in the processing of ferrous scrap from automobiles. Scrapservice processes approximately 300,000 tons of ferrous scrap per year. Tenaris's average cost of ferrous scrap at Campana increased 6.6% in 2001 compared to 2000, though the recent Argentine peso devaluation has led to a substantial drop in terms of the U.S. dollar price of these inputs.

Tenaris consumes large quantities of electricity (approximately 1,000,000 megawatts per year) for its manufacturing activities at the Campana facility, particularly in the operation of the electric furnaces used to melt DRI and ferrous scrap. Argentina has a number of large hydroelectric, nuclear and other electricity-generating facilities that Tenaris believes will continue to ensure a reliable source of electric power. Moreover, the electricity-generation market was deregulated in 1989, which has stimulated investments in expanding capacity, greater competition and competitive prices. Tenaris obtains its requirements of electric power in Argentina through self-generation at its thermoelectric plant (26% of total in 2001), supply contracts with local generators (67% of total in 2001) and spot purchases (7% of total in 2001). Tenaris's average cost of electricity in Argentina increased by 2.8% in 2001 compared to 2000, though the recent Argentine peso devaluation has led to a substantial drop in terms of the U.S. dollar price of these inputs.

Tenaris also consumes substantial volumes of natural gas, particularly in the generation of DRI and to operate the thermoelectric plant. The natural gas market in Argentina was deregulated in 1992 and divided into three sectors: production, transportation and distribution. Tenaris has entered into long-term supply arrangements with Repsol YPF and Tecpetrol S.A., a Techint group company, for the purchase of natural gas produced by these companies at market prices; these contracts will expire in 2002 and may be renewed at that time. Tenaris has also entered into transportation and distribution agreements with Transportadora de Gas del Norte S.A., or TGN, and Gas Natural Ban S.A., or Gasban; these contracts will expire in 2004 and may be renewed at that time. The Techint group has a significant investment in TGN. Finally, for the distribution phase, Tenaris has entered into a supply contract with Gasban that expires in 2004. At times when the cost of natural gas is high, Tenaris can reduce its production of DRI by using more ferrous scrap and replace natural gas with fuel oil to operate the thermoelectric plant. Tenaris's average cost of natural gas (including transportation and distribution) remained stable in 2001 compared to 2000.

INTEGRATED PRODUCTION FACILITY IN MEXICO

At Tenaris's Veracruz facility in Mexico, operated by Tamsa, Tenaris obtains its supply of DRI and pig iron mainly from foreign suppliers. During 2000 and 2001, the percentage of DRI and pig iron used in the steel shop represented 22% and 21%, respectively, by weight, of the total metal requirements. Tenaris obtained the rest of its metal requirements for 2000, 2001 and the first half of 2002 from the following principal sources (in percentage of total metal required):

- 26% and 27%, respectively, from domestic market scrap mainly in southeast Mexico and internal recycling; and

- 36% for each of 2000 and 2001, from imported scrap mainly from the east coast of the United States, Europe, Russia and Ukraine and the remaining portion from local market sources.

Reflecting the effects of the steel crisis worldwide, the average cost of our metallic raw materials, including ferroalloys, experienced a 16% reduction in 1999. A gradual recovery in prices generated an 8% increase in raw material costs for 2000 and a 14% increase in raw material costs for 2001.

Tenaris's purchases of raw materials are made pursuant to primarily short-term supply arrangements. However, to secure a long-term supply of DRI in hot briquetted form, or HBI, Tenaris became a party to a joint venture in Venezuela, Complejo Siderurgico de Guayana C.A., or Comsigua. Under the terms of the joint venture, Tamsa entered into an off-take contract with Comsigua to purchase on a take-and-pay basis 75,000 tons of HBI annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year's notice. Pursuant to this off-take contract, Tamsa would be required to purchase the HBI at a formula price reflecting Comsigua's production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price. The agreements among the joint venture parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tamsa would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the joint venture arrangements, Tamsa has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tamsa has paid higher-than-market prices for its HBI and accumulated a credit that, at December 31, 2001, amounted to approximately USD9.8 million. This credit, however, is offset by a provision for an equal amount recorded as a result of Comsigua's weak financial condition.

In connection with Tenaris's original 6.9% equity interest in the joint venture company, Tamsa paid USD8.0 million and agreed to cover its proportional share (7.5%) of Comsigua's cash operating and debt service shortfalls. In addition, Tamsa pledged its shares in Comsigua and provided a proportional guarantee in support of the USD156 million (USD100.1 million outstanding as of June 30, 2002) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. In February 2002, Tamsa was required to pay USD1.3 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD2.8 million. Comsigua's financial condition has been adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998 and, unless market conditions improve substantially, Tamsa may be required to make additional proportional payments in respect of its participation in the Comsigua joint venture and continue to pay higher-than-market prices for its HBI pursuant to its off-take contract.

Tenaris's Veracruz facility consumes large quantities of electric power, particularly in operating the electric furnaces used to produce steel. This electric power is furnished by the Mexican government-owned Comision Federal de Electricidad, or the Federal Electric Power Commission. Tenaris's cost of electric power in Mexico increased by approximately 22% in 2000 and 4% in 2001. This increase is primarily due to higher electric power rates resulting from higher fuel prices and the appreciation of the Mexican peso.

Tenaris purchases from Pemex, at prevailing international prices, natural gas used for the furnaces that reheat steel ingots in the pipemaking process. Natural gas rates increased approximately 74% in 2000 and 4% in 2001. On February 22, 2001, Tamsa entered into an agreement with Pemex for the supply of 296,600 million British Thermal Units, or BTUs, per month of natural gas from January 1, 2001, until December 31, 2003, at a fixed price of USD4.00 per million of BTUs. In order to cover a decrease in natural gas prices, in March 2001, Tamsa entered into a forward contract with Enron

North America Corp., or Enron, with the option to sell up to 200,000 million BTUs per month of natural gas at a minimum base price of USD4.05 per million BTUs from March 2002, through December 2003. As a result of Enron's bankruptcy in late 2001, no reasonable prospect exists of exercising Tamsa's option under this contract. The premium paid to Enron of USD1.7 million for this put option was fully amortized during the fourth quarter of 2001. In order to reduce its exposure to above-market prices under the natural gas supply agreement with Pemex, Tamsa entered into agreements with Citibank, N.A., New York, or Citibank, and JPMorgan Chase in March 2002 and April 2002. The economic effect of the agreements with Citibank and JPMorgan Chase is to permit Tamsa to purchase 320,000 million BTUs per month at market prices instead of at the USD4.00 per million BTU rate charged by Pemex, resulting in a more favorable price to Tamsa for natural gas so long as the market price remains below USD4.00. Under the agreements, Tamsa must continue to make its purchases of natural gas at market prices even if the market price rises above USD4.00 per million BTUs, thereby exposing Tamsa to the risk in the future of above-market prices. Also, under the agreements, Tamsa must continue to make purchases at the USD4.00 per million BTU rate if the market price of natural gas falls to USD2.00 per million BTUs or lower (during the period from May 1, 2002, to February 28, 2003) or to USD2.25 per million BTUs or lower (during the period from March 1, 2003, to December 31, 2003). In addition, under each of the agreements with Citibank and JPMorgan Chase, Tamsa is required to purchase 160,000 million BTUs of natural gas per month from January 1, 2004, to December 31, 2005, at a price of USD2.70 per million BTUs.

INTEGRATED PRODUCTION FACILITY IN ITALY

At its facilities in Italy, operated by Dalmine, Tenaris purchases approximately 65% of its ferrous scrap requirements from the Italian market, 30% from the EU (excluding Italy) and the remainder from other parts of the world. Tenaris purchases its pig iron requirements primarily from Algeria, Turkey and the Ukraine; unlike ferrous scrap purchases, which are primarily denominated in euros, Tenaris's pig iron purchases are usually denominated in U.S. dollars and therefore subject to greater exchange rate risk. High-alloy and other special quality steels are supplied under annual contracts, with prices closely linked to prevailing ferrous scrap prices. Ferrous scrap, pig iron, ferroalloys and special-quality steel represented approximately 39% of our total production costs in 2001 and 2000 and 37% in 1999.

Tenaris's main Dalmine facility consumes large quantities of electric power, particularly in operating the electric furnace to produce steel. Until recently, Tenaris purchased its electric power requirements from Enel at prices established for industrial users. In the first half of 1999, the Italian government instituted deregulation measures; in July 1999, Dalmine created a wholly-owned subsidiary, Dalmine Energie, to acquire electrical and other forms of energy at lower rates for Dalmine and for other companies in the Bergamo area belonging to the Consorzio Orobie Energia. Dalmine Energie began to operate in January 2000, after having identified sources for the purchase of electrical energy and entered into supply contracts with companies in the consortium. Today, all of Tenaris's electric and gas power requirements are supplied by Dalmine Energie. Until recently, Tenaris purchased natural gas used to power the furnaces that reheat steel billets in the pipe manufacturing process from Snam S.p.A. In October 2001, Tenaris began to purchase natural gas from Dalmine Energie, which has begun to provide natural gas in addition to the other forms of energy it supplies.

In 2001, Tenaris's energy costs in Italy were approximately 15% of total production costs, compared to 12% in 2000.

EMPLOYEES

The following table shows the number of persons employed by Tenaris and its consolidated subsidiaries worldwide at the dates indicated.

-----------------------------------------------------------------------------------------------
                                                       AT JUNE 30,         AT DECEMBER 31,
                                                     ---------------   ------------------------
                                                      2002     2001     2001     2000     1999
-----------------------------------------------------------------------------------------------
Siderca............................................   3,532    3,545    3,561    3,624    3,253
Tamsa..............................................   2,789    3,197    2,982    2,939    2,731
Dalmine............................................   3,185    3,493    3,272    3,640    3,631
Others.............................................   4,547    4,032    4,312    2,937    2,654
                                                     ------   ------   ------   ------   ------
Total employees....................................  14,053   14,267   14,127   13,140   12,269
-----------------------------------------------------------------------------------------------

ARGENTINA

At June 30, 2002, Siderca had 3,532 employees of whom about 71% are represented by the Union Obrera Metalurgica de la Republica Argentina, or UOMRA, the most important labor union in the steel manufacturing industry in Argentina, and 7% are represented by the Asociacion de Supervisores de la Industria Metalmecanica de la Republica Argentina, or ASIMRA. Employees represented by UOMRA are included in a collective labor contract first entered into in 1975 that encompasses all workers in the steel and metallurgical industry. These employees are also included in supplemental agreements entered into between Siderca and them. These agreements regulate company-specific labor organization issues and compensation structures linked to performance, productivity, attendance, production levels, quality and company results. These supplemental agreements are subject to amendment on a periodic basis in accordance with changing circumstances and have been continuously updated to address competitiveness, quality, security and efficiency goals. Employees represented by ASIMRA are subject only to Siderca's collective labor agreement entered into with ASIMRA. This collective labor agreement specifically establishes regulations relating to compensation, work organization, authorized absences, holidays, benefits and labor relations. Basic salary levels in the steel industry remained stable during the period in which the Convertibility Law was effective. The recent Argentine peso devaluation has led to a substantial drop in terms of the U.S. dollar values of these agreements.

The regulatory framework for employee termination allows an employer to discharge employees without cause if severance is paid based on the length of employment and determined pursuant to a specified formula. Additionally, Argentine Law No. 24,557, referred to as the Work Risk Law, establishes a compulsory insurance scheme to cover work-related injuries and illnesses. The Work Risk Law, which became effective on July 1, 1996, excludes employers from civil liability for work-related injuries and illnesses except in cases of employer fraud or, depending on judicial interpretation, gross negligence. The constitutionality of the Work Risk Law is currently being challenged.

In response to lower production levels brought about by the sharp and severe decline in oil prices late in 1998, Siderca instituted a voluntary employee reduction program in connection with the elimination of its fourth production shift and productivity enhancement measures. This program offered some employees the option to leave Siderca on more favorable terms than those offered to employees terminated without cause under Argentine law and was carried out without union resistance or labor conflicts. Subsequently, Siderca reinstated its fourth production shift without a significant increase in the total number of employees.

Tenaris believes that it enjoys good relations with its employees and their unions in Argentina. The last strike by our Argentine employees took place from July to September 1992 and was organized by shop-floor workers. ASIMRA, which represents most of Siderca's job supervisors, has not called a strike in the last 15 years.

MEXICO

At June 30, 2002, Tamsa had 2,789 employees in Mexico, including temporary workers, of whom 1,904 were production, quality assurance and maintenance personnel. Approximately 1,390 employees are represented by a local affiliate of the Mexican Confederation of Workers, or MCW, the principal labor union in Mexico, with which Tamsa has had collective bargaining agreements since 1953.

Wages and benefits for unionized employees are fixed by contracts covering a one-year period beginning May 1 of each year. Negotiations with the MCW in 1999, 2000 and 2001 resulted in wage increases of 16%, 12% and 10%, respectively. Negotiations for 2002 concluded in April 2002, resulting in a 6% wage increase. On March 31, 2002, Tamsa determined a statutory profit sharing liability of MXP97,797 thousand for fiscal year 2001 that was paid in May 2002.

Tenaris believes that it enjoys satisfactory relations with its employees and the MCW in Mexico. Our ability to adapt to changing market conditions in 1998 and 1999 was made possible by the implementation of temporary shutdowns, which allowed for the adjustment of production levels to market demand while maintaining efficiency and operating margins. The technical suspensions, which are contemplated by Mexican labor law, were endorsed by the MCW.

ITALY

At June 30, 2002, Dalmine had 3,185 employees, including temporary employees. Most of Dalmine's employees belong to labor unions, the three largest of which are:

- the Federazione Italiana Metalmeccanici, or the Italian Federation of Metalworks, a member of the Confederazione Italiana Sindacato Lavoratori, or the Italian Federation of Labor Unions;

- the Federazione Impiegati e Operai Metalmeccanici, or the Italian Federation of Workers and Employees in Metalworks, a member of the Confederazione Generale Italiana del Lavoro, or the General Italian Federation of Labor; and

- the Unione Italiana dei Lavoratori Metalmeccanici, or the Italian Union of Metal Workers, a member of the Unione Italiana del Lavoro, or the Italian Labor Union.

Dalmine has specific agreements with these labor unions for all employee categories governed by the Contratto Collettivo Nazionale di Lavoro, or the master national labor contract; these specific agreements address matters including salary levels, working hours and benefits. Dalmine also has supplementary agreements with these unions dealing with specific issues, such as incentive programs and workshift restructurings.

In April 1999, an agreement was signed between Dalmine and the trade unions to implement a two-year reorganization plan to manage lay-offs and personnel reduction plans. The agreement involves the payment of extraordinary unemployment benefits until April 2001, for lay-offs over the two-year period and the use of various tools (mobility, retirement, incentives, outplacements, professional re-training, new work arrangements) to reduce excess personnel by approximately 580 employees. The reorganization plan resulted in an accrual of E15 million, recorded under extraordinary expenses in 1999.

This reorganization plan was completed during the first half of 2001, achieving 80% success in reducing the workforce. However, in March 2001, the Ministry of Labor and Social Security issued guidelines on the application of Laws 257/92 and 271/93 concerning the payment of social security benefits to workers exposed to asbestos while working in its factories. Because of these early retirements, Dalmine decided not to request an extension of the agreement in order to fully implement its personnel reduction agreement.

Tenaris believes that it enjoys satisfactory relations with its employees and their labor unions in Italy. Other than work stoppages for an aggregate period of 32 hours, 26 of which were organized by labor unions nationally at the industry level (and not specifically targeted at Dalmine), Dalmine has not experienced any work stoppages or other organized disruptions involving its employees in Italy in the last three years.

PRODUCT QUALITY STANDARDS

Tenaris's seamless steel pipes are manufactured in accordance with the specifications of the American Petroleum Institute, or API, and the American Society for Testing and Materials, or ASTM. The products must also satisfy Tenaris's proprietary standards as well as its customers' requirements. Tenaris maintains an extensive quality control program to ensure that its products continue to satisfy proprietary and industry standards and are competitive from a product quality standpoint with products offered by its competitors. Currently Tenaris maintains ISO 9001 certification from Det Norske Veritas, a requirement for selling to the major oil and gas companies which have rigorous quality standards. The ISO 9001 quality management system assures that the product complies with customer requirements from the acquisition of raw material to the delivery of the final product. ISO 9001 is designed to ensure the reliability of both the product and the processes associated with the manufacturing operation.

In October 2001, Tenaris obtained a global ISO 9001 certification issued by Lloyds Register Quality Assurance and applicable to all of Tenaris's business. This ISO 9001 certification expires on December 14, 2003, at which time Tenaris intends to renew the certification.

RESEARCH AND DEVELOPMENT

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of its customers is an important aspect of Tenaris's business. Tenaris's R&D network and technological capabilities were recently strengthened as a result of Tenaris's agreements with NKK relating to the NKKTubes investment. As part of these agreements, NKK has agreed to license all of its existing steel (for seamless pipe) and seamless pipe-making technology to Tenaris and to provide Tenaris with access to its R&D laboratory and technicians. As a result of NKK and Kawasaki Steel's business combination, effective on September 27, 2002, however, the licensing agreements are expected to be terminated. Under the terms of the proposed termination (which are still being negotiated among the parties), Tenaris would not have access to NKK's technology and know-how in the future, but would continue to be able to use the technology and know-how already licensed to Tenaris. See "--Related Party Transactions--Agreements relating to NKK's technology."

Tenaris shares R&D activities among its subsidiaries in order to achieve greater efficiencies and better access to each company's particular strengths. Siderca retains responsibility for the development of OCTG products, while Tamsa is responsible for the development of line pipe products and Dalmine for the development of mechanical pipe products.

R&D activities are carried out primarily at specialized research facilities located at the Campana plant, operated by the Fundacion para el Desarrollo Tecnologico, or Fudetec, and at the research facilities of the Centro Sviluppo Materiali S.p.A., or CSM, in Rome. Fudetec was founded in 1989 by members of the Techint group to promote industrial and technological development in Argentina. In May 1997, Dalmine invested Italian lire 1.4 billion (E0.7 million) for an 8.3% interest in CSM.

Product development and research currently being undertaken include:

- proprietary premium joint products;

- high collapse deep water line pipe;

- high strength mechanical tubing; and

- internal metallic coating of tubing by plasma powder welding.

In addition to R&D aimed at new or improved products, Tenaris continuously studies opportunities to optimize its manufacturing processes. Recent projects in this area include ongoing studies for the addition of electromagnetic stirring to continuous casting with the goal of improving product quality and range.

Tenaris has budgeted USD18.5 million for R&D for the year ending December 31, 2002, compared to USD9.7 million actually spent in 2001, USD9.3 million in 2000 and USD7.1 million in 1999.

ENVIRONMENTAL REGULATION

Tenaris is subject to a wide range of local, provincial and national laws, regulations, permits and decrees in the countries where it has manufacturing operations concerning, among other things, human health, discharges to the air and water and the handling and disposal of solid and hazardous wastes. Compliance with these environmental laws and regulations is a significant factor in Tenaris's business.

Tenaris has not been fined for any environmental violation in the last five years, and is not aware of any current material legal or administrative proceedings pending against it with respect to environmental matters which could have an adverse material impact on its financial condition or results of operations. Tenaris has not been required or requested, nor is it aware of any obligation, to conduct remedial activities at any of its sites or facilities.

In 1991, Tamsa initiated a series of studies regarding the effects of its industrial operations on the environment. In early 1992, Tamsa began projects to implement the recommendations of these studies and to maintain compliance with the latest laws and regulations of the Secretaria de Medio Ambiente y Recursos Naturales, the Mexican environmental regulatory agency more commonly known as the SEMARNAT (formerly Secretaria del Medio Ambiente, Recursos Naturales y Pesca, or SEMARNAP), regarding air, water and soil pollution control. In 1994, Tamsa requested a voluntary review of its facilities by the SEMARNAP. In 1995, Tamsa entered into an agreement with the SEMARNAP pursuant to which it agreed to conduct periodic internal audits and undertake a number of environmental improvements. The review concluded that Tamsa was in compliance with all but two defined environmental targets. Tamsa, in cooperation with the SEMARNAT, is currently working towards meeting the two outstanding targets, which relate to levels of dust generated by Tamsa's manufacturing activities in Veracruz and soil conditions at Tamsa's waste management site in Villa Rica. In an effort to meet environmental targets regarding dust levels, under a proposal approved by the SEMARNAT, Tamsa completed construction of a dust storage facility in December 2001. The facility is currently operational.

INSURANCE

Tenaris carries property, accident, fire, third party liability and other insurance (such as vehicle insurance) in amounts which are customary in the steel products industry. In some cases, insurers have the option to replace damaged or destroyed plant and equipment rather than to pay Tenaris the insured amount. Tenaris does not carry loss-of-profit or business interruption insurance.

LITIGATION

BHP PROCEEDINGS

In June 1998, British Steel and Dalmine were sued by a consortium led by BHP before the Commercial Court of the High Court of Justice Queen's Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A., supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to 300,000 British pounds, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP's product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court's judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP is being determined in a separate proceeding. Dalmine's petition to the trial court for leave to appeal its judgment was denied, but on August 5, 2002, the Court of Appeals granted Dalmine leave to appeal the trial court's judgment. The appeal will be heard and the Court of Appeals' judgment is expected to be issued in 2003.

BHP has indicated in court proceedings that it will seek damages of approximately 35 million British pounds to cover the cost of replacing the pipeline. In addition, although neither party has yet presented evidence with respect to these damages, BHP has indicated that it will also seek damages of approximately 39 million British pounds to cover investigation and related costs and approximately 140 million British pounds to cover the cost of deferred revenues assessed by reference to the prevailing oil price at the day of judgment. Subsequent to the court's recent judgment in favor of BHP on the issue of liability, BHP has petitioned the court for an interim judgment of damages in the amount of approximately 37 million British pounds to cover the cost of replacing the pipeline.

On July 31, 2002, Dalmine agreed to pay BHP 15 million British pounds (approximately E23 million) in interim damages. The court is expected to hear arguments regarding, and issue its final judgment on, total damages in 2003.

Dalmine has created a provision in the amount of E45 million in its results for 2001 to account for potential losses as a result of BHP's lawsuit, which had a substantial adverse effect on its earnings for the year. The amount of this provision relates mostly to BHP's claim for direct damages of approximately 35 million British pounds incurred to replace the damaged pipeline. As the proceedings for the determination of damages have not yet been substantially completed, Dalmine is not currently in a position to make an estimate of the possible loss or range of loss, if any, in excess of the amount currently accrued in its financial statements as of June 30, 2002.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments (the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized) believes that, under the Dalmine privatization contract, Techint Investments should be entitled to recover from Fintecna on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Techint Investments has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of E13 million. Techint Investments disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP's lawsuit against Dalmine.

If Dalmine were required to pay damages to BHP substantially in excess of its provision of E45 million (including consequential damages or deferred revenues), and those damages were not reimbursed to Dalmine by Fintecna, Dalmine's (and, consequently, Tenaris's) results of operations, financial condition and net worth would be further materially and adversely affected.

U.S. SEAMLESS STEEL PIPE ANTIDUMPING AND COUNTERVAILING DUTY PROCEEDINGS

OCTGs and some of Tenaris's other products have been the subject of administrative proceedings in the United States based on allegations that Tenaris sold those products in the United States at less than fair value ("antidumping proceedings") or that Tenaris received unfair government subsidies ("countervailing duty proceedings"). As a result, OCTGs and some of Tenaris's other products are subject to substantial protective tariffs in the United States, essentially closing the U.S. market to many of Tenaris's principal products and limiting Tenaris's growth opportunities in an important market for seamless steel pipe products. Tenaris has repeatedly challenged the imposition of those tariffs and intends to continue to challenge them, but we cannot assure you that they will be reduced or eliminated in the future. We have provided an overview of these proceedings and their current status below.

- Argentina. Since August 1995, an antidumping duty of 1.4% has been applicable to any OCTG exports by Tenaris to the United States from Argentina. Although this tariff is relatively low, the U.S. Department of Commerce could later modify its determination and apply additional antidumping duties retroactively, making any sales of Argentine-manufactured OCTG products to the United States excessively risky. Also since August 1995, an antidumping duty of 108.1% has been applicable to any seamless standard, line and pressure, or SL&P, pipe exports by Tenaris to the United States from Argentina. After a "sunset" review, in July 2001, the U.S. government determined to renew the antidumping penalties applicable to Tenaris's OCTG and seamless SL&P pipe exports from Argentina for an additional five years.

- Mexico. Since June 1995, an antidumping duty of 23.8% (which was later adjusted to 21.7%) was applicable to any OCTG exports by Tenaris to the United States from Mexico. This duty was lowered to 0% as of March 1999, and this rate continues to date. After a "sunset" review, which began in August 2000, the U.S. government renewed the antidumping penalties on Tenaris's OCTG exports from Mexico for an additional five years.

  Since August 2000, an antidumping duty of 15.05% has been applicable to any large-diameter seamless line pipe exports by Tenaris to the United States, except with respect to a specific type of line pipe used for deep water applications that is not manufactured by any U.S. producer. This penalty marks the last stage of an investigative process that began on June 30, 1999, with the filing of petitions for antidumping relief by U.S. steel companies. The U.S. petitioners targeted imports of large-diameter seamless SL&P pipe from Japan, Romania, South Africa, Mexico and the Czech Republic. As a result of these proceedings, Tamsa's exports of covered large-diameter line pipe to the United States have been substantially eliminated.

- Italy. Since July 1994, an antidumping duty of 49.78% has been applicable to any OCTG exports by Tenaris to the United States from Italy. After a "sunset" review, in July 2000, the U.S. government determined to renew the antidumping penalties applicable to Tenaris's OCTG exports from Italy for an additional five years. From July 1994 until July 2000, an antidumping duty of 1.84% (which was later adjusted to 1.27%) and a countervailing duty of 1.47% was applicable to any seamless SL&P pipe exports by Tenaris to the United States from Italy. The antidumping penalties applicable to Tenaris's seamless SL&P pipe exports to the United States from Italy were rescinded in July 2000, as a result of a "sunset" review.

ARGENTINE TAX DISPUTE

On December 18, 2000, Siderca was notified by the Argentine tax authorities that, in its view, Siderca's taxable income in each of fiscal year 1995 and fiscal year 1997 was understated by ARP78.9 million. As of September 30, 2002, Siderca's exposure in connection with this tax dispute was ARP52.1 million, including ARP24.0 million in principal and ARP28.1 million in interest accrued on the amount in controversy through such date. The allegedly unpaid principal will continue to accrue interest at the rate of 4% per month. Siderca believes that the amount of the alleged understatement, which related to the conversion of tax write-offs into debt consolidation bonds, was not taxable and, accordingly, has not recorded any provision in its financial statements. Siderca has appealed the Argentina tax authority's decision to the federal tax court.

OTHER PROCEEDINGS

Three of Dalmine's former managers have been named as defendants in a criminal proceeding, arising from the death of, or, in some cases, injuries to certain employees, before the Court of Bergamo, Italy, based on alleged negligence in having omitted to inform the employees working in a specific area of the mill of the risks connected with the use of asbestos and for having omitted to take any measures to prevent the risks connected with the use of asbestos in certain areas of Dalmine's manufacturing facilities from 1960 to the early 1980s. If its former managers are held responsible, Dalmine will be liable for damages to the 20 affected employees or their respective estates, as applicable. Dalmine is also a defendant in two civil proceedings for work-related injuries arising from its use of asbestos. The first of these proceedings was instituted on February 14, 2001, before the Court of Bergamo, Italy, by the estate of Luigi Pedruzzi, for damages in an aggregate amount of approximately E640,000. The other proceeding was instituted on June 5, 2001, before the Commissione Provinciale di Conciliazione of Bergamo, Italy, the mediation commission for the province of Bergamo, by the estate of Elio Biffi for an aggregate amount of approximately E770,000. In addition, some other asbestos-related out-of-court claims have been forwarded to Dalmine. The aggregate relief currently sought in out-of-court claims is approximately E3.8 million, although damages have not yet been specified in some cases. Of the 39 claims (inclusive of the 20 claims of the affected employees relating to the criminal proceeding and the out-of-court claims), 16 incidents have already been settled, either by Dalmine or by Dalmine's insurer. Dalmine estimates that its potential liability in connection with the remaining cases not yet settled or covered by insurance is approximately E6.3 million. This amount was recognized as a provision for liabilities and expenses as of June 30, 2002. While Dalmine may be subject to additional asbestos-related claims in the future, Tenaris, based on recent trends at Dalmine, does not believe that asbestos-related liabilities arising from claims already filed against Dalmine or from future asbestos-related claims are reasonably likely to be, individually or in the aggregate, material to its results of operations, liquidity and financial condition.

Tenaris and its subsidiaries are also involved in legal proceedings incidental to the normal conduct of their business, for which we have made provisions in accordance with our corporate policy and any applicable rules. Tenaris believes its provisions are adequate. Tenaris does not believe that liabilities relating to these proceedings are likely to be, individually or in the aggregate, material to its consolidated financial position.

                   SELECTED HISTORICAL COMBINED CONSOLIDATED
                           FINANCIAL DATA OF TENARIS

The following selected historical combined consolidated financial and other data for Tenaris should be read in conjunction with "Part Three--The Exchange Offer--Unaudited Pro Forma Condensed Combined Consolidated Financial Data," "--Management's Discussion and Analysis of Financial Condition and Results of Operations," and "--Business" and the combined consolidated financial statements and the notes thereto included elsewhere in this prospectus, and are qualified in their entirety by reference to the information therein.

The selected consolidated financial data of Tenaris have been derived from its combined consolidated financial statements, which are prepared in accordance with IAS (unless otherwise indicated) for each of the periods and at the dates indicated. The combined consolidated financial statements as of June 30, 2002, and for the six-month period ended June 30, 2002, and the combined consolidated financial statements as of December 31, 2001, 2000 and 1999, and for the years ended December 31, 2001, 2000 and 1999, included in this prospectus have been audited by PricewaterhouseCoopers S.a.r.l., independent accountants in Luxembourg and member firm of PricewaterhouseCoopers. Tenaris's results for the six-month period ended June 30, 2002, are not necessarily indicative of the results expected for the fiscal year ended December 31, 2002 or any other period. IAS differ in certain significant respects from U.S. GAAP. See note R and note 28 to Tenaris's audited combined consolidated financial statements included in this prospectus, which provide a description of the principal differences between IAS and U.S. GAAP as they relate to Tenaris's audited combined consolidated financial statements and a reconciliation to U.S. GAAP of net income (loss) and shareholders' equity for the periods and at the dates indicated therein. For a discussion of the currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see "Part Nine--Additional Information for Shareholders--Exchange Rates" and "Presentation of Certain Financial and Other Information."

------------------------------------------------------------------------------------------------------
                                                               FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
                                                               ---------------------------------------
                 THOUSANDS OF U.S. DOLLARS                              2002                      2001
------------------------------------------------------------------------------------------------------
                                                                                           (UNAUDITED)
SELECTED COMBINED CONSOLIDATED INCOME STATEMENT DATA
IAS
Net sales...................................................      1,569,532                 1,525,611
Cost of sales...............................................     (1,054,841)               (1,051,882)
                                                               ---------------------------------------
Gross profit................................................        514,691                   473,729
Selling, general and administrative expenses................       (226,079)                 (237,339)
Other operating income (expenses) net.......................        (10,566)                   (4,940)
                                                               ---------------------------------------
Operating income (loss).....................................        278,046                   231,450
Financial income (expenses), net............................        (41,503)                  (52,479)
                                                               ---------------------------------------
Income (loss) before income tax, effect of currency
translation on tax bases, equity in earnings (losses) of
associated companies and minority interest..................        236,543                   178,971
Equity in earnings (losses) of associated companies.........         (5,142)                  (15,653)
                                                               ---------------------------------------
Income (loss) before income tax, effect of currency
translation on tax bases and minority interest..............        231,401                   163,318
Income tax..................................................       (101,017)                  (64,234)
Effect of currency translation on tax bases.................        (49,083)                   (2,527)
                                                               ---------------------------------------
Net income (loss) before minority interest..................         81,301                    96,557
Minority interest...........................................        (64,144)                  (41,495)
                                                               ---------------------------------------
Net income (loss)...........................................         17,157                    55,062
                                                               ---------------------------------------
Depreciation and amortization...............................        (83,572)                  (73,045)
Weighted average number of shares outstanding(1)............    710,747,187               710,747,187
Combined earnings (loss) per share(2).......................           0.02                      0.08
U.S. GAAP
Net sales...................................................      1,160,212                 1,142,813
Cost of sales...............................................       (731,625)                 (753,061)
Operating income (loss).....................................        239,606                   189,881
Income before cumulative effect of accounting changes.......         52,130                    56,784
Cumulative effect of accounting changes.....................        (17,417)                   (1,007)
Net income (loss)...........................................         34,713                    55,777
Weighted average number of shares outstanding(1)............    710,747,187               710,747,187
Combined earnings per share before effect of accounting
changes(2)..................................................           0.07                      0.08
Cumulative effect of accounting changes per share(2)........          (0.02)                    (0.00)
Combined earnings (loss) per share(2).......................           0.05                      0.08
------------------------------------------------------------------------------------------------------

(1) Upon its incorporation in December 2001, the Company issued 30,107 shares. On October 18, 2002, Sidertubes contributed all of its assets (including 30,010 shares of the Company) and liabilities to the Company, in exchange for 710,747,090 shares of the Company. The 30,010 shares contributed by Sidertubes to the Company were cancelled and, accordingly, upon consummation of this contribution the Company had a total of 710,747,187 shares issued and outstanding.
(2) Tenaris's combined earnings (loss) per share before effect of accounting changes, cumulative effect of accounting change per share and combined earnings per share for each of the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented.

---------------------------------------------------------------------------------------------------------
                                                     FOR THE YEAR ENDED DECEMBER 31,
                                 ------------------------------------------------------------------------
   THOUSANDS OF U.S. DOLLARS         2001           2000           1999           1998           1997
---------------------------------------------------------------------------------------------------------
SELECTED COMBINED CONSOLIDATED
INCOME STATEMENT DATA
IAS
Net sales......................     3,119,343      2,311,290      1,835,211      2,839,382      2,667,077
Cost of sales..................    (2,165,568)    (1,692,412)    (1,481,552)    (2,095,260)    (1,927,052)
                                 ------------------------------------------------------------------------
Gross profit...................       953,775        618,878        353,659        744,122        740,025
Selling, general and
administrative expenses........      (447,791)      (383,588)      (306,471)      (348,712)      (322,941)
Other operating income
(expenses), net................       (64,352)         5,877        (55,084)       123,889        139,954
                                 ------------------------------------------------------------------------
Operating income (loss)........       441,632        241,167         (7,896)       519,299        557,038
Financial income (expenses),
  net..........................       (25,595)       (47,923)       (37,118)       (68,182)       (71,962)
                                 ------------------------------------------------------------------------
Income (loss) before income
tax, effect of currency
translation on tax bases,
equity in earnings (losses) of
associated companies and
minority interest..............       416,037        193,244        (45,014)       451,117        485,076
Equity in earnings (losses) of
associated companies...........       (41,296)        (3,827)       (39,296)       (17,436)        40,622
                                 ------------------------------------------------------------------------
Income (loss) before income
tax, effect of currency
translation on tax bases and
minority interest..............       374,741        189,417        (84,310)       433,681        525,698
Income tax.....................      (108,956)       (63,299)        (6,065)       (65,663)      (161,363)
Effect of currency translation
on tax bases...................      (109,882)        (2,011)        (2,961)        (3,198)        (3,046)
                                 ------------------------------------------------------------------------
Net income (loss) before
minority interest..............       155,903        124,107        (93,336)       364,820        361,289
Minority interest..............       (74,557)       (47,401)        38,521       (211,245)      (168,459)
                                 ------------------------------------------------------------------------
Net income (loss)..............        81,346         76,706        (54,815)       153,575        192,830
                                 ------------------------------------------------------------------------
Depreciation and
  amortization.................      (161,710)      (156,643)      (165,847)      (167,348)      (169,920)
Weighted Average number of
shares outstanding(1)..........   710,747,187    710,747,187    710,747,187    710,747,187    710,747,187
Combined earnings (loss) per
share(2).......................          0.11           0.11          (0.08)          0.22           0.27
U.S. GAAP
Net sales......................     2,313,162      1,166,293
Cost of sales..................    (1,551,124)      (932,632)
Operating income (loss)........       422,014        102,740
Income before cumulative effect
of accounting changes..........       163,921         77,333
Cumulative effect of accounting
changes........................        (1,007)             -
Net income (loss)..............       162,914         77,333
Weighted Average number of
shares outstanding(1)..........   710,747,187    710,747,187
Combined earnings per share
before effect of accounting
changes(2).....................          0.23           0.11
Cumulative effect of accounting
changes per share(2)...........         (0.00)             -
Combined earnings (loss) per
share(2).......................          0.23           0.11
---------------------------------------------------------------------------------------------------------

(1) Upon its incorporation in December 2001, the Company issued 30,107 shares. On October 18, 2002, Sidertubes contributed all of its assets (including 30,010 shares of the Company) and liabilities to the Company, in exchange for 710,747,090 shares of the Company. The 30,010 shares contributed by Sidertubes to the Company were cancelled and, accordingly, upon consummation of this contribution the Company had a total of 710,747,187 shares issued and outstanding.
(2) Tenaris's combined earnings (loss) per share before effect of accounting changes, cumulative effect of accounting change per share and combined earnings per share for each of the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented.

------------------------------------------------------------------------------------------------
                                                                AT JUNE 30,      AT DECEMBER 31,
                 THOUSANDS OF U.S. DOLLARS                         2002               2001
------------------------------------------------------------------------------------------------
SELECTED COMBINED CONSOLIDATED BALANCE SHEET DATA
IAS
Current assets..............................................      1,788,180          1,619,136
Property, plant and equipment, net..........................      1,894,723          1,971,318
Other non-current assets....................................        255,810            247,500
                                                                --------------------------------
Total assets................................................      3,938,713          3,837,954
                                                                --------------------------------
Current liabilities.........................................      1,227,450          1,084,913
Non-current borrowings......................................        358,058            393,051
Deferred tax liabilities....................................        260,964            262,963
Other non-current liabilities...............................        338,310            302,645
                                                                --------------------------------
Total liabilities...........................................      2,184,782          2,043,572
                                                                --------------------------------
Minority interest...........................................        908,139            918,981
Shareholders' equity........................................        845,792            875,401
                                                                --------------------------------
Total liabilities and shareholders' equity..................      3,938,713          3,837,954
                                                                --------------------------------

Weighted average number of shares outstanding(1)............    710,747,187        710,747,187
Shareholders' equity per share(2)...........................           1.19               1.23
U.S. GAAP
Total assets................................................      3,075,798          3,075,455
Net assets..................................................      1,746,162          1,781,814
Total shareholders' equity..................................        930,817            941,926
Weighted average number of shares outstanding(1)............    710,747,187        710,747,187
Combined shareholders' equity per share(2)..................           1.31               1.33
------------------------------------------------------------------------------------------------

(1) Upon its incorporation in December 2001, the Company issued 30,107 shares. On October 18, 2002, Sidertubes contributed all of its assets (including 30,010 shares of the Company) and liabilities to the Company, in exchange for 710,747,090 shares of the Company. The 30,010 shares contributed by Sidertubes to the Company were cancelled and, accordingly, upon consummation of this contribution the Company had a total of 710,747,187 shares issued and outstanding.
(2) Tenaris's combined shareholders' equity per share at each date presented has been calculated based on the assumption that 710,747,187 shares were issued and outstanding at each date presented.

-----------------------------------------------------------------------------------------------------
                                                            AT DECEMBER 31,
                                  -------------------------------------------------------------------
THOUSANDS OF U.S. DOLLARS                2001          2000          1999          1998          1997
-----------------------------------------------------------------------------------------------------
SELECTED COMBINED CONSOLIDATED
BALANCE SHEET DATA
IAS
Current assets..................    1,619,136     1,419,747     1,270,109     1,650,643     1,614,389
Property, plant and equipment,
net.............................    1,971,318     1,941,814     1,909,924     1,955,426     1,947,985
Other non-current assets........      247,500       282,976       246,317       395,800       470,437
                                  -------------------------------------------------------------------
Total assets....................    3,837,954     3,644,537     3,426,350     4,001,869     4,032,811
                                  -------------------------------------------------------------------
Current liabilities.............    1,084,913       951,444       792,716       883,728     1,147,484
Non-current borrowings..........      393,051       355,628       212,012       449,169       426,783
Deferred tax liabilities........      262,963       292,849       290,727       354,611       378,022
Other non-current liabilities...      302,645       199,548       196,964       176,532       183,493
                                  -------------------------------------------------------------------
Total liabilities...............    2,043,572     1,799,469     1,492,419     1,864,040     2,135,782
                                  -------------------------------------------------------------------
Minority interest...............      918,981       919,710       979,067     1,023,165       936,154
Shareholders' equity............      875,401       925,358       954,864     1,114,664       960,875
                                  -------------------------------------------------------------------
Total liabilities and
shareholders' equity............    3,837,954     3,644,537     3,426,350     4,001,869     4,032,811
                                  -------------------------------------------------------------------
Weighted Average number of
shares outstanding(1)...........  710,747,187   710,747,187   710,747,187   710,747,187   710,747,187
Shareholders' equity per
share(2)........................         1.23          1.30          1.34          1.57          1.35
U.S. GAAP
Total assets....................    3,075,455     1,905,732
Net assets......................    1,781,814     1,341,854
Total shareholders' equity......      941,926       908,872
Weighted Average number of
shares outstanding(1)...........  710,747,187   710,747,187
Combined shareholders' equity
per share(2)....................         1.33          1.28
-----------------------------------------------------------------------------------------------------

(1) Upon its incorporation in December 2001, the Company issued 30,107 shares. On October 18, 2002, Sidertubes contributed all of its assets (including 30,010 shares of the Company) and liabilities to the Company, in exchange for 710,747,090 shares of the Company. The 30,010 shares contributed by Sidertubes to the Company were cancelled and, accordingly, upon consummation of this contribution the Company had a total of 710,747,187 shares issued and outstanding.
(2) Tenaris's combined shareholders' equity per share at each date presented has been calculated based on the assumption that 710,747,187 shares were issued and outstanding at each date presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS

The following discussion and analysis of Tenaris's financial condition and results of operations are based on the combined consolidated financial statements of Tenaris included elsewhere in this prospectus. Accordingly, this discussion and analysis present Tenaris's financial condition and results of operations on a combined and consolidated basis. See "Presentation of Certain Financial and Other Information--Accounting Principles--Tenaris" and notes A and B to the combined consolidated financial statements of Tenaris included in this prospectus.

The following discussion should be read in conjunction with Tenaris's combined consolidated financial statements and the related notes included in this prospectus. Tenaris prepares its combined consolidated financial statements in conformity with IAS, which differ in certain significant respects from U.S. GAAP. See notes R and 28 to Tenaris's combined consolidated financial statements included in this prospectus, which include a description of the principal differences between IAS and U.S. GAAP as they relate to Tenaris's combined consolidated financial statements and a reconciliation of net income and shareholders' equity for the periods and at the dates indicated.

The following discussion should also be read in conjunction with the financial statements and discussion and analysis of the financial condition and results of operations of Siderca, Tamsa and Dalmine included in this prospectus. Those financial statements and discussions and analysis provide further detail regarding the trends that affected Tenaris's financial condition and results of operation during the periods discussed below.

Siderca's, Tamsa's and Dalmine's accounting policies are conducted, and their financial statements are prepared, in accordance with Argentine, Mexican and Italian GAAP, respectively, while Tenaris's financial statements are prepared, in accordance with IAS. See "Presentation of Certain Financial and Other Information--Accounting Principles--Siderca," "--Tamsa" and "--Dalmine." See note S to the audited combined consolidated financial statements of Tenaris included in this prospectus for a summary description of certain differences between IAS and Argentine, Mexican and Italian GAAP, as they relate to Siderca's, Tamsa's and Dalmine's financial statements, respectively.

The following table sets forth Tenaris's operating and other costs and expenses as a percentage of net sales for the periods indicated.

------------------------------------------------------------------------------------------------
                                              FOR THE SIX-MONTH PERIOD      FOR THE YEAR ENDED
                                                   ENDED JUNE 30,              DECEMBER 31,
                                            ----------------------------   ---------------------
PERCENTAGE OF NET SALES                          2002           2001       2001    2000    1999
------------------------------------------------------------------------------------------------
                                                             (UNAUDITED)
Net sales.................................           100.0         100.0   100.0   100.0   100.0
Cost of sales.............................           (67.2)        (68.9)  (69.4)  (73.2)  (80.7)
                                            ----------------------------------------------------
Gross profit..............................            32.8          31.1    30.6    26.8    19.3
Selling, general and administrative
expenses..................................           (14.4)        (15.6)  (14.4)  (16.6)  (16.7)
Other operating income (expenses), net....            (0.7)         (0.3)   (2.1)    0.3    (3.0)
                                            ----------------------------------------------------
Operating income (loss)...................            17.7          15.2    14.2    10.4    (0.4)
Financial income (expenses), net..........            (2.6)         (3.4)   (0.8)   (2.1)   (2.0)
                                            ----------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases, equity
in earnings (losses) of associated
companies and minority interest...........            15.1          11.7    13.3     8.4    (2.5)
Equity in earnings (losses) of associated
companies.................................            (0.3)         (1.0)   (1.3)   (0.2)   (2.1)
                                            ----------------------------------------------------
Income (loss) before income tax, effect of
currency translation on tax bases and
minority interest.........................            14.7          10.7    12.0     8.2    (4.6)
Income tax................................            (6.4)         (4.2)   (3.5)   (2.7)   (0.3)
Effect of currency translation on tax
bases.....................................            (3.1)         (0.2)   (3.5)   (0.1)   (0.2)
                                            ----------------------------------------------------
Net income (loss) before minority
interest..................................             5.2           6.3     5.0     5.4    (5.1)
Minority interest.........................            (4.1)         (2.7)   (2.4)   (2.1)    2.1
                                            ----------------------------------------------------
Net income (loss).........................             1.1           3.6     2.6     3.3    (3.0)
------------------------------------------------------------------------------------------------

The table below shows Tenaris's total sales volume by product and market for the periods indicated.

-------------------------------------------------------------------------------------------------
                                          FOR THE SIX-MONTH PERIOD ENDED     FOR THE YEAR ENDED
                                                     JUNE 30,                   DECEMBER 31,
                                          -------------------------------   ---------------------
           THOUSANDS OF TONS                   2002             2001        2001    2000    1999
-------------------------------------------------------------------------------------------------
(UNAUDITED)
Seamless Steel Pipe Sales
Siderca
   Domestic.............................         73              110          211     192     113
   Exports..............................        225              269          490     426     363
NKKTubes and AlgomaTubes................        141              127          288      88       -
Tamsa
   Domestic.............................         61               65          139     167     164
   Exports and Tavsa....................        212              249          591     414     178
Dalmine
   European Union.......................        273              319          547     579     605
   Exports..............................        121              164          331     276     142
Other Seamless..........................         18               26           76      20       5
                                          -------------------------------------------------------
Total Seamless Steel Pipe Sales.........      1,124            1,330        2,673   2,162   1,570
Welded Steel Pipe Sales.................        298              197          432     253     243
                                          -------------------------------------------------------
Total Sales.............................      1,423            1,527        3,105   2,415   1,813
-------------------------------------------------------------------------------------------------

The following table indicates the percentage market distribution of Tenaris's seamless steel pipe sales volume by region for the periods shown.

------------------------------------------------------------------------------------------------------
                                               FOR THE SIX-MONTH PERIOD ENDED     FOR THE YEAR ENDED
                                                          JUNE 30,                   DECEMBER 31,
PERCENTAGE OF TOTAL SEAMLESS STEEL PIPE SALES  -------------------------------   ---------------------
VOLUME                                              2002             2001        2001    2000    1999
------------------------------------------------------------------------------------------------------
(UNAUDITED)
South America.............................            12               17           18      20      14
North America.............................            14               24           16      16      20
Europe....................................            31               28           27      31      42
Middle East and Africa....................            24               14           22      21      14
Far East..................................            19               17           17      12      10
                                               -------------------------------------------------------
                                                     100              100          100     100     100
------------------------------------------------------------------------------------------------------

The table below shows Tenaris's sales by product and market for the periods indicated.

--------------------------------------------------------------------------------------------------
                                           FOR THE SIX-MONTH PERIOD        FOR THE YEAR ENDED
                                                ENDED JUNE 30,                DECEMBER 31,
                                          --------------------------   ---------------------------
        MILLIONS OF U.S. DOLLARS              2002          2001        2001      2000      1999
--------------------------------------------------------------------------------------------------
                                                         (UNAUDITED)
Seamless Steel Pipe Sales
Siderca
   Domestic.............................          93.4         149.9     287.4     242.9     148.9
   Exports..............................         186.3         227.4     452.2     336.8     293.3
NKKTubes and AlgomaTubes................         149.8         120.4     262.3      88.1         -
Tamsa
   Domestic.............................          80.7          84.4     189.9     212.2     206.6
   Exports and Tavsa....................         192.2         234.7     448.6     311.4     132.3
Dalmine
   Domestic (European Union)............         238.7         272.2     477.4     469.9     590.9
   Exports..............................         102.3         119.9     262.8     253.2     132.3
Other Seamless..........................          37.9          34.2      60.9      27.4       3.5
                                          --------------------------------------------------------
Total Seamless Steel Pipe Sales.........       1,081.3       1,243.1   2,441.5   1,941.9   1,507.8
Welded Steel Pipe Sales.................         247.8         171.5     399.3     193.5     217.3
Other...................................         240.4         111.0     278.5     175.9     110.1
                                          --------------------------------------------------------
Total Sales.............................       1,569.5       1,525.6   3,119.3   2,311.3   1,835.2
--------------------------------------------------------------------------------------------------

SIX MONTHS ENDED JUNE 30, 2002, COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

SALES VOLUME

Tenaris's sales volume of seamless steel pipe products in the first half of 2002 decreased by 15.5% to 1,124,000 tons from 1,330,000 tons in the same period of 2001. This significant decrease in sales volume primarily reflects the effect of the general slowdown in global industrial production and, in particular, the effects of the Argentine crisis on Siderca's domestic sales, as well as OPEC production cuts. Although for most of the year to date, oil prices have remained at levels which, under typical circumstances, would be expected to result in sustained levels of investment in oil and gas drilling worldwide, demand for seamless steel pipes for the rest of the year is currently expected to be lower than the levels recorded in 2001 as a result of increased uncertainty about the future level of oil prices given the possibility of military action or other events in the Middle East, as well as the continuing weakness of recovery in demand in the main industrialized economies.

Sales by Siderca, Tamsa and Dalmine in their respective domestic markets totaled 407,000 tons in the first six months of 2002, compared to 494,000 tons in the first six months of 2001. This 17.6% decrease in domestic sales was due to the sharp decline in Siderca's domestic market sales due to the effects of the Argentine crisis and reduced demand from the industrial sector in Dalmine's and Tamsa's domestic markets, partially offset by an increase in demand from the oil sector in Tamsa's domestic market.

Tenaris's export sales volume for seamless steel pipe products totaled 558,000 tons for the first half of 2002, compared to 692,000 tons for the first half of 2001. The 19.4% decrease in export sales by

Siderca, Tamsa and Dalmine is attributable to reduced demand in Venezuela and North America, partially offset by higher sales in the Middle East and Africa.

Sales by NKKTubes and AlgomaTubes totaled 141,000 tons for the six months ended June 30, 2002, compared to 127,000 tons for the six months ended June 30, 2001. This 11.0% increase was due to higher demand for NKKTubes' value-added products.

Welded pipe sales volume in the first half of 2002 rose 51.3% to 298,000 tons from 197,000 tons in the first half of 2001, reflecting a period of high demand for welded pipes in connection with South American gas pipeline projects in Ecuador, Peru and Bolivia, which more than offset reduced sales in the Argentine market. Welded pipe sales volume is not expected to continue to increase in the second half of 2002.

NET SALES

Net sales in the first half of 2002 totaled USD1,569.5 million, compared to USD1,525.6 million in the first half of 2001. This 2.9% increase primarily resulted from increased sales volumes and average selling prices for welded steel pipes, increased sales of electricity and natural gas by Dalmine Energie, increased sales of other steel products (principally Sidor's flat products) by Tenaris Global Services and increased average net sales prices for seamless steel pipes, which more than offset the effect of the 15.5% overall reduction in sales volumes of seamless steel pipes.

COST OF SALES

Cost of sales, expressed as a percentage of net sales, decreased to 67.2% for the six months ended June 30, 2002, from 68.9% for the six months ended June 30, 2001. This improvement is explained principally by sharply-reduced cost of sales at Tenaris's subsidiaries in Argentina, reflecting the effects of the substantial devaluation of the Argentine peso on those costs denominated in Argentine pesos, the effects of which were offset only in part by concurrent inflation over the period.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses, or SG&A, during the first six months of 2002 were USD226.1 million, or 14.4% of net sales, compared to USD237.3 million, or 15.6% of net sales, for the first six months of 2001. This improvement primarily reflects reduced general and administration costs at Tenaris's subsidiaries in Argentina as a result of the devaluation of the Argentine peso, partially offset by increased selling expenses associated with our increased supply of value-added services (such as management services, including JIT delivery and stocking programs) to customers.

OTHER OPERATING INCOME (EXPENSES), NET

Other operating income and expenses showed a net loss of USD10.6 million for the first half of 2002, compared to a net loss of USD4.9 million in the first half of 2001. This increased net loss was mainly attributable to an increase in provisions related to the impairment of certain credits with the Argentine government of USD6.4 million which, as a result, are currently fully provisioned.

FINANCIAL INCOME (EXPENSES), NET

Financial results for the first six months of 2002 showed a net financial loss of USD41.5 million, compared to USD52.5 million for the first six months of 2001. This improvement was mainly attributable to increased interest income as a result of a higher position in cash and cash equivalents, with interest expense remaining stable.

EQUITY IN EARNINGS (LOSSES) OF ASSOCIATED COMPANIES

Tenaris's share in the results of associated companies generated a loss of USD5.1 million for the first six months of 2002, compared to a loss of USD15.7 million for the first six months of 2001. This decreased loss was attributable to lower losses associated with Tenaris's investment in Amazonia (USD4.2 million in the first six months of 2002, compared to USD9.3 million in the first six months of 2001). In addition, in 2001 Tenaris disposed of its interests in Siderar and DMV Stainless, which had generated losses of USD6.4 million in the first six months of 2001.

INCOME TAX

During the first six months of 2002, Tenaris recorded an income tax provision of USD101.0 million, compared to an income tax provision of USD64.2 million for the first six months of 2001. This 57.3% increase mainly reflected the income arising as a result of the effect of the devaluation of the Argentine peso on the monetary position in foreign currency (including assets held in trust funds) of Tenaris's subsidiaries in Argentina and the higher operating income of Tenaris's subsidiaries in Argentina as a result of the sharp reduction in their cost of sales described above.

EFFECT OF CURRENCY TRANSLATION ON TAX BASES

Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized an increased deferred income tax charge of USD49.1 million in the first half of 2002, (compared to USD2.5 million in the first half of 2001) due to the effect of the devaluation of the Argentine peso on the tax bases of the non-monetary assets of its Argentine subsidiaries. See note 7(ii) to Tenaris's audited combined consolidated financials at, and for the six-month period ended June 30, 2002, included in this prospectus.

MINORITY INTEREST

Minority interest for the first six months of 2002 showed a loss of USD64.1 million, compared to a loss of USD41.5 million in the first six months of 2001. This increased loss is primarily due to the improvement in the results of most of the Tenaris companies and the consequent increases in the amounts attributable to minority interests in those companies, especially in:

- Tamsa, where minority shareholders shared USD30.1 million of Tamsa's income in the first six months of 2002, compared to USD21.0 million in the first six months of 2001;

- Confab, where minority shareholders shared USD16.0 million of Confab's income in the first six months of 2002, compared to USD3.5 million of Confab's losses in the first six months of 2001;

- Dalmine, where minority shareholders shared USD10.7 million of Dalmine's income in the first six months of 2002, compared to USD4.2 million of Dalmine's income in the first six months of 2001; and

- NKKTubes, where minority shareholders shared USD5.6 million of NKKTubes's income in the first six months of 2002, compared to USD2.1 million of NKKTubes's losses in the first six months of 2001.

This increased loss was partially offset by a decrease in the amount attributable to minority interest in Siderca, where minority shareholders shared USD6.2 million of Siderca's income in the first six months of 2002, compared to USD19.0 million in the first six months of 2001.

NET INCOME (LOSS)

Tenaris recorded net income of USD17.2 million for the first six months of 2002, compared to net income of USD55.1 million for the first six months of 2002. This 68.8% decrease was primarily the result of the increased deferred tax charge due to the effect of the devaluation of the Argentine peso on the tax bases of the non-monetary assets of Tenaris's subsidiaries in Argentina.

FISCAL YEAR ENDED DECEMBER 31, 2001, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

SALES VOLUME

Tenaris's sales volume of seamless steel pipe products in 2001 increased by 23.6% to 2,673,000 tons from 2,162,000 tons in 2000. This significant increase in sales volume reflects the inclusion of sales from NKKTubes and AlgomaTubes for the entire period, as well as the strong demand for Tenaris's seamless steel products in the export markets as a result of increased drilling activity in the international oil and gas sector motivated by favorable oil prices. Demand for Tenaris's seamless steel pipe products began to decline in the last quarter of 2001 as a result of lower and more volatile oil prices and the slowdown in global industrial production exacerbated by the events of September 11, 2001.

Sales by Siderca, Tamsa and Dalmine in their respective domestic markets totaled 897,000 tons for the fiscal year ended December 31, 2001, compared to 938,000 tons for the previous fiscal year. This 4.4% decrease in domestic sales was due to a decrease in Tamsa's and Dalmine's domestic sales, partially offset by an increase in Siderca's domestic sales. Tamsa's domestic sales decreased as a result of a reduction in sales to non-oil related customers due to the effect of the slowdown in the Mexican and U.S. economies and the impact of imports from Eastern Europe, offset in part by a moderate increase in Tamsa's sales to oil-related customers due to the resumption of normal operations by Pemex in late June 2001 following the delayed approval of its budget and the national strategic gas program. Dalmine's domestic sales declined as a result of increased imports from Eastern European producers of standard quality products.

Tenaris's export sales volume for seamless steel pipe products totaled 1.46 million tons for the fiscal year ended December 31, 2001, compared to 1.11 million tons for the previous fiscal year. The 31.6% increase in export sales by Siderca, Tamsa and Dalmine is attributable to sustained demand from export oil and gas customers reflecting strong investment in exploration and production activities.

Sales by NKKTubes and AlgomaTubes totaled 288,000 tons for the fiscal year ended December 31, 2001, compared to 88,000 tons for the previous fiscal year. This 227.3% increase was due to the inclusion in Tenaris's sales of these companies for an entire year following the commencement of operations at NKKTubes in August 2000 and at AlgomaTubes in October 2000.

Welded pipe sales volume in 2001 rose 70.8% to 432,000 tons from 253,000 tons in 2000, reflecting high demand for Tenaris's products from pipeline projects in the Americas and the Middle East.

NET SALES

Net sales in 2001 totaled USD3,119.3 million, an increase of 35.0% compared to USD2,311.3 million in 2000, primarily due to higher sales volumes and higher average selling prices for both seamless and welded pipe products. In addition, there were increased sales of electricity and natural gas by Dalmine Energie and of other steel products (principally flat products from Sidor) by Tenaris Global Services, which in 2001 and 2000 represented 3.6% and 1.8%, respectively, of Tenaris's total net sales.

COST OF SALES

Cost of sales, expressed as a percentage of net sales, decreased to 69.4% for the fiscal year ended December 31, 2001, from 73.2% for the previous fiscal year. This improvement is explained by higher average selling prices and higher absorption of fixed and semi-fixed costs due to increased sales volume.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A during 2001 were USD447.8 million, or 14.4% of net sales, compared to USD383.6 million, or 16.6% of net sales, for 2000. This improvement reflects a reduction in general and administrative expenses as a percentage of net sales resulting from higher absorption of these expenses. Selling expenses, which relate primarily to export sales and are inherently variable, increased in U.S. dollar terms due mainly to higher export volumes resulting in higher selling costs (including sales commissions), but remained stable as a percentage of net sales.

OTHER OPERATING INCOME (EXPENSES), NET

Other operating income and expenses showed a net loss of USD64.4 million for the fiscal year ended December 31, 2001, compared to a net gain of USD5.9 million in the previous fiscal year. This significant deterioration was mainly attributable to the creation of a provision at Dalmine in respect of the BHP litigation (USD41.1 million), an additional provision by Siderca related to the impairment of certain credits with the Argentine government (USD9.0 million) and a non-recurring provision by Confab (USD7.7 million) representing the entirety of an amount in controversy in connection with a tax dispute.

FINANCIAL INCOME (EXPENSES), NET

Financial results for the fiscal year ended December 31, 2001, showed a net financial loss of USD25.6 million, compared to USD47.9 million in the previous fiscal year. This variation was mainly attributable to the effect of the Argentine peso devaluation on Argentine peso-denominated net liabilities, which, in spite of having occurred in January 2002, was required to be recorded in the fiscal year ended December 31, 2001. This effect was partially offset by higher net interest payments principally due to higher net financial debt.

EQUITY IN EARNINGS (LOSSES) OF ASSOCIATED COMPANIES

Tenaris's share in the results of associated companies generated a loss of USD41.3 million for the fiscal year ended December 31, 2001, compared to a loss of USD3.8 million for the previous fiscal year. This increased loss was primarily due to the performance of Tenaris's investments in:

- Amazonia, which generated a loss of USD31.3 million in 2001, compared to a loss of USD5.0 million in 2000;

- Siderar, which generated a loss of USD4.9 million in 2001, compared to a gain of USD2.0 million in 2000; and

- DMV Stainless B.V., which generated a loss of USD4.9 million in 2001, compared to a loss of USD1.7 million in 2000.

Tenaris no longer owns any interest in either Siderar or DMV Stainless.

INCOME TAX

During the fiscal year ended December 31, 2001, Tenaris recorded an income tax provision of USD109.0 million, compared to an income tax provision of USD63.3 million for the fiscal year ended December 31, 2000. This 72.2% increase was mainly due to improved operating results.

EFFECT OF CURRENCY TRANSLATION ON TAX BASES

This charge of USD109.9 million reflects an increased deferred income tax charge in the fiscal year ended December 31, 2001, due to the effect of the devaluation of the Argentine peso on the tax bases of the non-monetary assets of its Argentine subsidiaries. See note 7(ii) to Tenaris's audited combined consolidated financial statements at, and for the fiscal year ended December 31, 2001.

MINORITY INTEREST

Minority interest for the fiscal year ended December 31, 2001, showed a loss of USD74.6 million compared to a loss of USD47.4 million in the previous fiscal year. This increased loss is primarily due to the improvement in the results of most of the Tenaris companies and the consequent increases in the amounts attributable to minority interests in those companies, especially in:

- Tamsa, where minority shareholders shared USD34.7 million of Tamsa's income in 2001, compared to USD21.5 million in 2000;

- Siderca, where minority shareholders shared USD25.6 million of Siderca's income in 2001, compared to USD26.1 million in 2000;

- Confab, where minority shareholders shared USD12.6 million of Confab's income in 2001, compared to USD2.7 million of Confab's losses in 2000; and

- Dalmine, where minority shareholders shared USD1.4 million of Dalmine's losses in 2001, compared to USD3.5 million of Dalmine's income in 2000.

NET INCOME (LOSS)

Tenaris recorded net income of USD81.3 million for the fiscal year ended December 31, 2001, compared to net income of USD76.7 million for the fiscal year ended December 31, 2000. This 6.0% increase was due to improved operating results, partially offset by the effect of the devaluation of the Argentine peso on the tax bases of the non-monetary assets of its Argentine subsidiaries, an increase in income tax provision and losses from Tenaris's investment in Amazonia.

FISCAL YEAR ENDED DECEMBER 31, 2000, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

SALES VOLUME

Tenaris's sales volume of seamless steel pipe products in 2000 increased by 37.7% to 2,162,000 tons from 1,570,000 tons in 1999. This increase in sales volume from the depressed levels prevailing in 1999 reflects higher demand for these products as a result of a recovery in drilling activity in the oil and gas sector following the rise in oil prices. The increase in seamless pipe products sales volume also reflects the inclusion of a partial year of sales by NKKTubes and AlgomaTubes, which began operations in August 2000 and October 2000, respectively.

Sales by Siderca, Tamsa and Dalmine in their respective domestic markets totaled 938,000 tons for the fiscal year ended December 31, 2000, compared to 882,000 tons for the previous fiscal year. This 6.3% increase was mainly attributable to increases in Siderca's domestic sales (primarily as a result of the recovery of investment in the domestic oil and gas industry) and Tamsa's sales to non-oil related customers, which were partially offset by slight decreases in Dalmine's domestic sales (as a result of lower sales to petrochemical plants and engineering customers) and Tamsa's sales to oil-related customers.

Tenaris's export sales volume for seamless steel pipe products totaled 1,111,000 tons for the fiscal year ended December 31, 2000, compared to 683,000 tons for the previous fiscal year. The 62.7% increase in export sales by Siderca, Tamsa and Dalmine reflects the recovery in research and drilling activity worldwide and its positive effects on the market for seamless pipes used in the processing and treatment of oil (downstream and upstream).

Initial sales from NKKTubes and AlgomaTubes totaled 88,000 tons for the fiscal year ended December 31, 2000, most of which derived from NKKTubes.

Welded pipe sales volume in 2000 increased by 4.1% to 253,000 tons from 243,000 tons in the previous fiscal year. This slight increase in sales volume reflects the inclusion of sales by Confab for the entire period, which offset significantly reduced sales volume for these products in South America as a result of the postponement of several gas pipeline projects.

NET SALES

Net sales in 2000 totaled USD2,311.3 million, an increase of 25.9% compared to USD1,835.2 million in 1999. This increase resulted from higher seamless steel pipe sales, which more than offset a decrease in welded pipe sales, and an initial contribution from Dalmine Energie, which began operations in 2000. The rise in seamless steel pipe sales reflects higher sales volume and improved prices in the export markets (offset in part by lower prices in the domestic markets). The decrease in welded pipe sales was mainly due to a reduction in sales volume by Siat and lower prices, partially offset by the inclusion of Confab's sales for the entire period.

COST OF SALES

Cost of sales, expressed as a percentage of net sales, decreased to 73.2% for the fiscal year ended December 31, 2000, from 80.7% for the previous fiscal year. This improvement was mainly caused by higher absorption of fixed and semi-fixed costs due to increased sales volume.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A during 2000 were USD383.6 million, or 16.6% of net sales, compared to USD306.5 million, or 16.7% of net sales, for 1999. SG&A remained stable as a percentage of net sales. The increase in U.S. dollar terms reflects the inclusion of new subsidiaries (NKKTubes, AlgomaTubes and Dalmine Energie), increased export sales (with a consequent increase in selling costs including sales commissions), additional expenses associated with investments in e-business and other systems and the restructuring of Dalmine's sales and distribution networks.

OTHER OPERATING INCOME (EXPENSES), NET

Other operating income and expenses showed a net gain of USD5.9 million for the fiscal year ended December 31, 2000, compared to a net loss of USD55.1 million in the previous fiscal year. The improvement was mainly attributable to non-recurring costs relating to Siderca's and Dalmine's voluntary personnel reduction plans recorded in 1999 (USD46.2 million), increased reimbursements from insurance companies, a lower provision for doubtful accounts and income from the disposition of a Dalmine warehouse.

FINANCIAL INCOME (EXPENSES), NET

Financial results for the fiscal year ended December 31, 2000, showed a net financial expense of USD47.9 million, compared to a net financial expense of USD37.1 million, for the previous fiscal year. This increase in absolute terms was mainly a result of the increased net financial debt and the effect of the devaluation of the euro vis-a-vis the U.S. dollar on Dalmine's primarily U.S. dollar-denominated net financial debt.

EQUITY IN EARNINGS (LOSSES) OF ASSOCIATED COMPANIES

Tenaris's share in the results of associated companies generated a loss of USD3.8 million for the fiscal year ended December 31, 2000, compared to a loss of USD39.3 million for the previous fiscal year. This reduced loss was primarily due to the performance of Tenaris's investments in:

- Amazonia, which generated a loss of USD5.0 million in 2000, compared to a loss of USD32.5 million in 1999; and

- Siderar, which generated a gain of USD2.0 million in 2000, compared to a loss of USD3.1 million in 1999.

INCOME TAX

During the fiscal year ended December 31, 2000, Tenaris recorded an income tax provision of USD63.3 million, compared to an income tax provision of USD6.1 million for the fiscal year ended December 31, 1999. This increase was mainly due to the recovery in operating results.

MINORITY INTEREST

Minority interest for the fiscal year ended December 31, 2000, showed a loss of USD47.4 million compared to a gain of USD38.5 million in the previous fiscal year. This change is primarily due to the improvement in the results of most of the Tenaris companies and the consequent variations in the amounts attributable to minority interests in these companies, especially in:

- Siderca, where minority shareholders shared USD26.1 million of Siderca's income in 2000, compared to USD11.2 million of Siderca's losses in 1999;

- Tamsa, where minority shareholders shared USD21.5 million of Tamsa's income in 2000, compared to USD5.5 million of Tamsa's losses in 1999;

- Dalmine, where minority shareholders shared USD3.5 million of Dalmine's income in 2000, compared to USD20.9 million of Dalmine's losses in 1999; and

- Confab, where minority shareholders shared USD2.7 million of Confab's losses in 2000, compared to USD11.2 million of Confab's income in 1999.

NET INCOME (LOSS)

Tenaris recorded net income of USD76.7 million for the fiscal year ended December 31, 2000, compared to a net loss of USD54.8 million for the fiscal year ended December 31, 1999. This substantial improvement was mainly due to the recovery in operating results at Tenaris's seamless steel pipe manufacturing subsidiaries and reduced losses from Tenaris's investment in Amazonia, partially offset by higher income tax charges, higher financial expenses and lower operating results from Tenaris's welded pipe business.

LIQUIDITY AND CAPITAL RESOURCES

---------------------------------------------------------------------------------------------------
                                           FOR THE SIX-MONTH
                                         PERIOD ENDED JUNE 30,     FOR THE YEAR ENDED DECEMBER 31,
                                        -----------------------   ---------------------------------
THOUSANDS OF U.S. DOLLARS                 2002         2001         2001        2000        1999
---------------------------------------------------------------------------------------------------
                                                    (UNAUDITED)
Net cash provided by operations.......    69,207       176,724      544,228     274,195     115,698
Net cash (used in) provided by
investment activities.................   (49,072)     (102,115)    (284,340)   (263,762)    (48,728)
Net cash (used in) provided by
financing activities..................    49,369       (27,221)    (138,021)      6,018    (207,350)
                                        -----------------------------------------------------------
Increase (decrease) in cash and cash
equivalents...........................    69,504        47,388      121,867      16,451    (140,380)
Effect of exchange rates on cash and
cash equivalents......................   (12,366)       (4,035)      (4,943)    (10,360)      3,664
Cash and cash equivalents at the
beginning of period...................   213,814        96,890       96,890      90,799     227,515
                                        -----------------------------------------------------------
Cash and cash equivalents at the end
of period.............................   270,952       140,243      213,814      96,890      90,799
---------------------------------------------------------------------------------------------------

SIX MONTHS ENDED JUNE 30, 2002, COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

Tenaris's cash and cash equivalents at June 30, 2002, increased to USD271.0 million from USD140.2 million at June 30, 2001.

Net cash provided by operations was USD69.2 million during the first six months of 2002.

Net cash used in investment activities was USD49.1 million during the six months ended June 30, 2002. The principal uses of funds in investment activities during this period included USD53.6 million in investments in property, plant and equipment, USD11.2 million transferred to a trust fund outside Argentina and USD8.9 million in intangible asset acquisitions. Investment activities provided USD25.0 million from sales of property, plant and equipment.

Net cash provided by financing activities was USD49.4 million, consisting principally of new bank and financial loans (USD209.1 million), partially offset by repayment of bank and financial loans (USD134.2 million), a net decrease in minority interest (USD22.9 million), and payments of cash dividends (USD4.4 million). The net decrease in minority interest reflects a reduction of minority interest in Tamsa (USD16.8 million) and Confab (USD6.1 million) as a result of the payment of dividends to minority shareholders by Tamsa and Confab, respectively.

Net working capital, calculated as the excess of current assets over current liabilities, was USD560.7 million at June 30, 2002, compared to USD534.2 million at June 30, 2001. The principal reasons for this variation were an increase in trade receivables and in cash and cash equivalents and a decrease in other liabilities, partially offset by an increase in borrowing, income tax provision and trade payables and a decrease in inventories. For this period and the other periods covered in this prospectus, Tenaris's working capital was sufficient to satisfy its short-term liquidity needs.

Tenaris's debt to total assets ratio, measured as total liabilities to total assets, was 0.55 to 1 at June 30, 2002, compared to 0.53 to 1 at December 31, 2001.

FISCAL YEAR ENDED DECEMBER 31, 2001, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

Tenaris's cash and cash equivalents at December 31, 2001, increased to USD213.8 million from USD96.9 million at December 31, 2000.

Net cash provided by operations was USD544.2 million during the fiscal year ended December 31, 2001.

Net cash used in investment activities was USD284.3 million during the fiscal year ended December 31, 2001. The principal uses of funds in investment activities during this period included USD200.0 million in investments in property, plant and equipment, USD103.4 million in the creation of a trust fund outside Argentina and USD22.8 million in intangible asset acquisitions. Investment activities provided USD39.9 million from sales of property, plant and equipment.

Net cash used in financing activities was USD138.0 million, consisting principally of payments of cash dividends primarily by Siderca and Tamsa (USD66.1 million), a net decrease in minority interest (USD46.6 million), a net change in ownership in Siderca, Tamsa and Dalmine (USD10.6 million) and net repayments of bank and financial loans (USD14.8 million).

Net working capital, calculated as the excess of current assets over current liabilities, was USD534.2 million at December 31, 2001, compared to USD468.3 million at December 31, 2000. The principal reasons for this variation were an increase in cash and cash equivalents, inventories and trade receivables and a decrease in borrowings, partially offset by an increase in other liabilities, trade payables and provisions. For this period and the other periods covered in this prospectus, Tenaris's working capital was sufficient to satisfy its short-term liquidity needs.

Tenaris's debt to total assets ratio was 0.53 to 1 at December 31, 2001, compared to 0.49 to 1 at December 31, 2000.

FISCAL YEAR ENDED DECEMBER 31, 2000, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

Tenaris's cash and cash equivalents at December 31, 2000, increased to USD96.9 million from USD90.8 million at December 31, 1999.

Net cash provided by operations was USD274.2 million during the fiscal year ended December 31, 2000.

Net cash used in investment activities was USD263.8 million during the fiscal year ended December 31, 2000. The principal uses of funds in investment activities during this period included USD225.9 million in investments in property, plant and equipment, USD39.5 million in intangible asset acquisitions and USD28.6 million used for contributions in Amazonia, partially offset by USD30.1 million provided from sales of property, plant and equipment and other investments.

Net cash provided by financing activities was USD6.0 million, consisting principally of a net increase in borrowings (USD208.5 million) and net change in ownership of Siderca, Tamsa and Dalmine (USD11.6 million), partially offset by a net decrease in minority interest (USD103.3 million) and payments of cash dividends (USD110.8 million).

Net working capital, calculated as the excess of current assets over current liabilities, was USD468.3 million at December 31, 2000, compared to USD477.4 million at December 31, 1999. The principal reasons for this decrease were an increase in trade payables and borrowings partially offset by an increase in inventories and trade receivables and a decrease in other liabilities. For this period and the other periods covered in this prospectus, Tenaris's working capital was sufficient to satisfy its short-term liquidity needs.

Tenaris's debt to total assets ratio was 0.49 to 1 at December 31, 2000, compared to 0.44 to 1 at December 31, 1999.

FINANCINGS

Tenaris's consolidated financial debt at June 30, 2002, net of cost of issuance of debt, was USD806.5 million, compared to USD765.5 million at December 31, 2001. Of this amount, USD382.6 million was denominated in U.S. dollars and USD423.9 million was non-USD denominated.

Of Tenaris's debt at June 30, 2002, USD448.5 million was short-term and USD358.1 million long-term. The debt is held principally in Dalmine (USD330.4 million), Tamsa (USD163.2 million), Siderca (USD101.3 million), Confab (USD84.8 million), Siderca Denmark A.p.S. (USD38.0 million), NKKTubes (USD50.1 million), AlgomaTubes (USD17.8 million) and Siat (USD10.4 million).

Of Tenaris's total consolidated financial debt, USD618.5 million were bank borrowings with an average interest rate of 4.08%, USD129.9 million were bank overdrafts with an average interest rate of 5.65%, USD51.0 million were debentures and other loans with an average interest rate of 4.04% and USD7.1 million were finance lease liabilities with an average interest rate of 5.05%.

Cash and cash equivalents at June 30, 2002, which totaled USD271.0 million, were held principally in Tamsa (USD70.4 million), Confab (USD55.8 million), Siderca (USD40.9 million), Dalmine (USD35.8 million) and NKKTubes (USD25.8 million).

Neither Tenaris nor any of its subsidiaries has any limitation on investments in property, plant and equipment or in other companies. Dividend payments and repurchase of shares are not prohibited by any event of default or covenants under any present loan agreement. At June 30, 2002, Tenaris and all of its subsidiaries were in compliance with all applicable financial and other covenants.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes Tenaris's contractual obligations at June 30, 2002, and the effect such obligations are expected to have on its liquidity and cash flow in future periods:

-----------------------------------------------------------------------------------------------
                                                   PAYMENTS DUE BY PERIOD AS OF JUNE 30, 2002
                                                  ---------------------------------------------
                                                          LESS THAN 1    1-3     4-5    AFTER 5
            MILLIONS OF U.S. DOLLARS              TOTAL      YEAR       YEARS   YEARS    YEARS
-----------------------------------------------------------------------------------------------
Contractual Obligations
  Short-Term Debt...............................  296.5         296.5       -       -         -
  Long-Term Debt................................  502.9         149.3   188.1   117.4      48.1
  Finance Lease Obligations.....................    7.1           2.7     4.4       -         -
Total Contractual Cash Obligations..............  806.5         448.5   192.6   117.4      48.1
-----------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                             AMOUNT OF COMMITMENT EXPIRATION PER
                                                                 PERIOD AS OF JUNE 30, 2002
                                                  TOTAL     -------------------------------------
                                                 AMOUNTS    LESS THAN 1    1-3     4-5    AFTER 5
           MILLIONS OF U.S. DOLLARS             COMMITTED      YEAR       YEARS   YEARS    YEARS
-------------------------------------------------------------------------------------------------
Other Commercial Commitments
  Guarantees..................................      216.0         161.7    42.8     2.2       9.3
  Other Commercial Commitments................       59.7          22.7    24.2    12.8         -
                                                -------------------------------------------------
Total Commercial Commitments..................      275.7         184.4    67.0    15.0       9.3
-------------------------------------------------------------------------------------------------

Off-balance sheet commitments are discussed in note 23(7) to Tenaris's interim combined consolidated financial statements of Tenaris included in this prospectus.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Tenaris's operating and financial review and prospects are based on Tenaris's audited combined consolidated financial statements, which have been prepared in accordance with IAS. The use of IAS as opposed to U.S. GAAP has an impact on Tenaris's critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of combined consolidated net income
(loss) for the periods ended December 31, 2001 and 2000, and the determination of combined consolidated shareholders' equity and combined consolidated financial position as of December 31, 2001 and 2000. See notes R and 28 to Tenaris's audited combined consolidated financial statements included in this prospectus, which provide a reconciliation to U.S. GAAP of Tenaris's results of operations and shareholders' equity.

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to doubtful accounts, impairment of long-term investments and contingencies. Management bases its estimates on historical experience of the Tenaris companies and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and estimates affect Tenaris's more significant judgments and estimates used in the preparation of its combined consolidated financial statements.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

Management makes estimates of the uncollectability of its accounts receivable, including receivables from government entities. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation to Tenaris), management's estimates of the recoverability of amounts due to it could be reduced by a material amount.

LOSS CONTINGENCIES

Loss contingencies are accrued when it is reasonably certain that the loss will be incurred, but uncertainty exists relating to the amount or the date on which they will arise. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available as of the date of preparation of the financial statements.

IMPAIRMENT OF LONG-TERM INVESTMENTS

Tenaris holds, through its subsidiaries, minority interests in non-publicly traded companies having operations in areas related to its main activity. The value of these companies is difficult to determine. Tenaris records an investment impairment charge when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of these investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future. As a consequence of certain adverse economic and operating factors experienced by Amazonia, as of December 31, 2001, Tenaris recorded an allowance of USD15.0 million to account for potential losses in the value of its investment and subordinated convertible debentures in that company.

NET INCOME (LOSS) AND SHAREHOLDERS' EQUITY INFORMATION ON A U.S. GAAP BASIS

Tenaris's combined consolidated financial statements have been prepared in accordance with IAS, which, as applied to Tenaris, differ in significant respects from U.S. GAAP.

Under U.S. GAAP, Tenaris recorded net income of USD34.7 million for the first half of 2002 (compared to net income of USD17.2 million under IAS), USD162.9 million for the fiscal year ended December 31, 2001 (compared to net income of USD81.3 million under IAS), and net income of USD77.3 million for the fiscal year ended December 31, 2000 (compared to net income of USD76.7 million under IAS). The principal differences between IAS and U.S. GAAP that affected Tenaris's results of operations were:

- differences in the basis of the calculation of the deferred income tax related to assets and liabilities that are remeasured from local currency into the functional currency;

- differences in the recognition of prior service costs related to pension benefits;

- differences in equity in investments in associated companies, mostly relating to restructuring costs;

- differences in purchase accounting, which had an effect on the accounting for the acquisitions of Tavsa and Amazonia;

- differences in accounting for changes in the fair value of available-for-sale financial assets;

- differences in recognition of goodwill; and

- the effects on deferred taxes and minority interest of the above reconciling items.

Shareholders' equity determined in accordance with U.S. GAAP was USD930.8 million as of June 30, 2002, compared to USD845.8 million under IAS, USD941.9 million as of December 31, 2001, compared to USD875.4 million under IAS, and USD908.9 million as of December 31, 2000, compared to USD925.4 million under IAS. The principal differences affecting the determination of shareholders' equity are those described above.

For a discussion of the principal differences between IAS and U.S. GAAP as they relate to Tenaris's consolidated net income (loss) and shareholders' equity, see note R to Tenaris's audited combined consolidated financial statements included in this prospectus. For a quantitative reconciliation of these differences, see note 28 to Tenaris's audited combined consolidated financial statements included in this prospectus.

RECENT EVENTS

On August 27, 2002, we distributed to our shareholders an interim cash dividend of USD9.3 million, which equals the amount of the dividend we received on August 5, 2002, from Siderca. Under Luxembourg law, interim dividend distributions must be ratified by our annual shareholders' meeting. Our controlling shareholder has informed us that it intends to cause a future shareholders' meeting to ratify the interim dividend distribution, and that such ratification will not provide for any adjustment to or redistribution of any portion of such dividend to shares issued by us after August 27, 2002.

                                RISK MANAGEMENT

The Company was organized in December 2001. Accordingly, to date Tenaris's risk management activities have been determined and carried out by each company forming part of Tenaris. The discussion set forth below provides information, on a combined and consolidated basis, with respect to Tenaris's sensitivity to changes in interest rates, foreign exchange rates and market prices. In addition, in the ordinary course of business Tenaris also faces risks with respect to financial instruments that are either non-financial or non-quantifiable; such risks principally include country risk and credit risk and are not presented in the following analysis. For a discussion of the risk management policies of, and risk management activities carried out by, each of Siderca, Tamsa and Dalmine, see "Part Five--Information about Siderca--Risk Management," "Part Six--Information about Tamsa--Risk Management" and "Part Seven--Information about Dalmine--Risk Management."

The analysis shown below presents the hypothetical loss/earnings on the fair value of the financial instruments and derivative instruments which were held by Tenaris at June 30, 2002 and are sensitive to changes. None of these instruments are held for trading purposes. Actual results could differ due to the nature of these financial transactions. The risk analysis sets forth the sensitivity of Tenaris's financial instruments to selected changes in interest rates, foreign exchange rates or quoted market prices.

INTEREST RATE SENSITIVITY

The following table provides information about Tenaris's short- and long-term debt obligations at June 30, 2002, which included fixed and variable interest rate.

--------------------------------------------------------------------------------------------------------
                                                                         FAVORABLE
                                                                       (UNFAVORABLE)
                                              CARRYING     FAIR     EFFECT IN FAIR VALUE      AVERAGE
          MILLIONS OF U.S. DOLLARS             VALUE     VALUE(1)       U.S. DOLLARS       INTEREST RATE
--------------------------------------------------------------------------------------------------------
Financial instrument
Short-term debt obligations
   Fixed-rate obligations...................    203.3      203.3          2.0/(2.0)            4.54%
   Current portion of long-term
      obligations...........................    245.2      245.2
                                              -------------------
Total short-term debt obligations...........    448.5      448.5
Long-term debt obligations
   Fixed-rate obligations...................    429.1      429.1          1.9/(1.9)            4.43%
   Floating-rate obligations................    174.2      174.2                               4.79%
   Current portion of medium and long-term
   obligations..............................   (245.2)    (245.2)
                                              -------------------
Total long-term debt obligations............    358.1      358.1
                                              -------------------
Total.......................................    806.5      806.5
--------------------------------------------------------------------------------------------------------

(1) As most borrowings include variable rates or fixed rates that approximate to market rates and the contractual repricing occurs between every 3 and 6 months, the fair value of the borrowings approximates to its carrying amount and it is not disclosed separately.

The variable portion of some of Tenaris's debt obligations was under LIBOR (USD104.0 million) and under Tokyo Interbank Offering Rate, or TIBOR, (USD70.2 million), with fixed spreads. A change in LIBOR and TIBOR of 10% would represent a change in interest charges of approximately USD0.8 million per year.

At June 30, 2002, Tenaris's temporary investment portfolio consisted primarily of fixed short-term deposits. Given the short-term nature of these instruments, an increase in interest rates would not significantly decrease their market value.

FOREIGN EXCHANGE RATE RISK

The total fair value of Tenaris's foreign exchange rate contracts is a gain of USD6.3 million. At June 30, 2002, Tenaris's financial obligations in currencies other than the U.S. Dollar and subject to exchange rate fluctuations amounted to USD592.6 million. The following table provides information at June 30, 2002, about Tenaris's exposure under each currency and the effect on Tenaris's shareholders' equity of a 10% appreciation or depreciation in each currency.

--------------------------------------------------------------------------------------------------
                                                             EFFECT OF A          EFFECT OF AN
                                              EXPOSURE   DEPRECIATION OF 10%   APPRECIATION OF 10%
          MILLIONS OF U.S. DOLLARS             AMOUNT     IN EACH CURRENCY      IN EACH CURRENCY
--------------------------------------------------------------------------------------------------
Argentine Peso..............................    (81.3)            7.4                  (9.0)
Brazilian Real..............................     36.7            (3.3)                  4.0
Canadian Dollar.............................     19.1            (1.7)                  2.1
Euro........................................   (350.2)           31.8                 (38.9)
British Pound...............................     (3.8)            0.4                  (0.4)
Japanese Yen................................      0.3           (0.03)                 0.03
Mexican Peso................................   (212.2)           19.3                 (23.6)
Venezuelan Bolivar..........................      1.1            (0.1)                  0.1
Nigerian Naira..............................     (2.3)            0.2                  (0.3)
                                              ----------------------------------------------------
Total.......................................   (592.6)           53.9                 (65.8)
--------------------------------------------------------------------------------------------------

COMMODITY DERIVATIVE INSTRUMENTS

For a discussion of the forward contracts to hedge the change in the market price related to raw materials commodities and combustible commodities entered into by the Tenaris companies, see "Part Six--Information about Tamsa--Risk Management--Commodity derivative instruments" and "Part Seven--Information about Dalmine--Risk Management--Commodity derivative instruments."

                             PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of our ordinary shares, as of October 18, 2002, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of our shares), (2) our directors and executive officers as a group, and (3) non-affiliated public shareholders.

-----------------------------------------------------------------------------------
                IDENTITY OF PERSON OR GROUP                     NUMBER      PERCENT
-----------------------------------------------------------------------------------
San Faustin(1)..............................................  710,747,187    100.0
Directors and executive officers as a group.................            -        -
Public......................................................            -        -
                                                              ---------------------
Total.......................................................  710,747,187    100.0
-----------------------------------------------------------------------------------

(1) Includes 97 shares held directly by San Faustin and 710,747,090 shares held by Sidertubes S.A.; Sidertubes is a wholly-owned subsidiary of San Faustin, and San Faustin is controlled by Roberto Rocca.

As of October 18, 2002, no ordinary shares were registered in the name of any holder resident in the United States.

The following table shows the beneficial ownership of our ordinary shares that will result upon completion of the exchange offer, assuming that we acquire all of the outstanding shares of Siderca, Tamsa and Dalmine that we do not already own.

-------------------------------------------------------------------------------------
IDENTITY OF PERSON OR GROUP                                      NUMBER       PERCENT
-------------------------------------------------------------------------------------
San Faustin(1)..............................................    710,747,187     59.2
Directors and executive officers as a group.................              -        -
Public......................................................    489,219,325     40.8
                                                              -----------------------
Total.......................................................  1,199,966,512   100.00
-------------------------------------------------------------------------------------

(1) Includes 97 shares held directly by San Faustin and 710,747,090 shares held by Sidertubes S.A.; Sidertubes is a wholly-owned subsidiary of San Faustin, and San Faustin is controlled by Roberto Rocca.

                           RELATED PARTY TRANSACTIONS

CORPORATE REORGANIZATION TRANSACTIONS

The Company and certain of its affiliates have entered into the transactions summarized below as part of the implementation of Tenaris's corporate reorganization and in preparation for the exchange offer.

On November 22, 2001, Sidertubes acquired from a wholly-owned subsidiary of San Faustin a 57.00% interest in Santa Maria S.A.I.F. (an Argentine corporation that held, among other assets, 19.21% of Siderca, 27.00% of Metalmecanica and 52.00% of Metalcentro) for USD152.3 million, which was the historical book value of those assets.

On December 17, 2001, the Company was organized as a Luxembourg corporation, with Sidertubes holding a 99.68% interest and San Faustin holding a 0.32% interest.

On December 21, 2001, Sidertubes transferred its entire interest in Santa Maria to the Company. Pursuant to an agreement between Sidertubes and the Company, dated May 23, 2002, the transfer was treated as a credit on account of future capital contributions in the amount of USD152.3 million. The parties also agreed that the amount of the credit would be adjusted as necessary in the future based on the value of Santa Maria's assets related to the steel pipe business.

On December 31, 2001, Santa Maria approved a spin-off of its assets related to the steel pipe business (including its interests in Siderca, Metalmecanica and Metalcentro) to Invertub S.A., a newly-formed Argentine corporation. The spin-off was completed on July 10, 2002. In connection with the spin-off, the Company received a 99.9% interest in Invertub concurrently with the cancellation of the Company's shares in Santa Maria, while the other shareholders of Santa Maria retained a 100% interest in Santa Maria.

As of December 31, 2001, Sidertubes held directly or indirectly all of the companies, representative offices and other assets comprising the Techint commercial network. On April 24, 2002, Sidertubes acquired from Santa Maria for USD32,774 a 100% interest in Abeluz, a Uruguayan corporation with no significant assets or liabilities, which will be renamed Tenaris Global Services S.A. after settlement of the exchange offer. On June 18, 2002, Sidertubes approved the separation of Tenaris Global Services from the rest of the assets comprising the Techint commercial network. Accordingly, Sidertubes caused its direct or indirect subsidiaries in the Techint commercial network to:

- transfer to Abeluz all those companies and other assets that provide sales and marketing services primarily to the Tenaris companies for the aggregate amount of USD19.4 million, and

- enter into contracts that would assign to Abeluz or its subsidiaries, subject to the completion of the exchange offer, those export agency agreements entered into between the Tenaris companies and those Techint group companies that were not reorganized as subsidiaries of Abeluz.

On June 18, 2002, after the consummation of the transactions describe above, Sidertubes sold all of its assets not relating to the steel pipe business, as well as all of its liabilities, to an affiliate of Sidertubes for USD320.8 million.

On September 13, 2002, the Company entered into a corporate reorganization agreement with Sidertubes pursuant to which Sidertubes agreed:

- to contribute all of its assets and liabilities (consisting primarily of Sidertubes' remaining 52% interest in Siderca, a 6.9% interest in Tamsa, a 0.2% interest in Dalmine, a 100% interest in Tenaris Global Services, its interest in the Company and the credit against the Company associated with the transfer of Invertub to the Company) to the Company in exchange for 710,747,090 shares newly issued by the Company;

- upon settlement of the exchange offer, to satisfy the Company's obligation to deliver shares of the Company pursuant to the exchange offer by delivering to the tendering shareholders of Siderca, Tamsa and Dalmine whose shares in those companies were accepted for exchange, shares of the Company received by Sidertubes in connection with the contribution made by it to the Company; and

- following Sidertubes' delivery of shares of the Company to the tendering shareholders, to make a second capital contribution to the Company of all of Sidertubes' assets and liabilities (consisting of any remaining shares in the Company and a credit arising from Sidertubes' delivery of shares of the Company to tendering shareholders upon settlement of the exchange offer) in exchange for 710,747,090 shares newly issued by the Company.

Under the corporate reorganization agreement, the per-share value of the assets and liabilities contributed to the Company as described above is to be allocated USD1.00 to share capital and USD0.10 to legal reserve, with the balance being allocated to share premium. Sidertubes made the first contribution described above on October 18, 2002. The value of this contribution (USD1,275 million) was allocated as follows:

- USD710.7 million to share capital;

- USD71.1 million to the legal reserve;

- USD127.5 million to the freely-distributable issuance premium; and

- the balance (USD365.7 million) to the issuance premium distributable only in accordance with Luxembourg laws and regulations applicable to capital reductions.

Sidertubes will make the second contribution described above as soon as practicable after settlement of the exchange offer.

EXPORT AGENCY AGREEMENTS

For a discussion of certain export agency agreements entered into between the Tenaris companies and companies in the Techint commercial network, see "--Business--Sales and marketing--Tenaris Global Services--Siderca, Tamsa and Dalmine export agency agreements" and "--Confab and Siat export agency agreements."

AGREEMENTS RELATING TO NKK'S TECHNOLOGY

Under the agreements relating to Siderca's purchase on May 24, 2000, of a 51% shareholding in NKKTubes, NKK agreed to license to Tenaris its manufacturing technology, patents and trademarks for manufacturing steel (for use in the manufacturing of seamless steel pipe) and seamless steel pipe. Under the licensing arrangements, NKK has agreed to provide reasonable technical assistance as necessary to enable Tenaris rapidly to assimilate NKK's technology. These licensing agreements, which have a term of fifteen years effective August 1, 2000, were made between NKK and Tenaris Connections, a company owned in equal shares by Siderca, Tamsa and Dalmine. NKK also agreed to license its manufacturing technology, patents and trademarks for making premium connections to Tenaris. Tenaris paid Japanese yen 548,625,000 and USD0.1 million in 2000 under these agreements and Japanese yen 112.2 million and USD0.8 million in 2001.

In February 2002, Tenaris acquired NKK's manufacturing technology, patents and trademarks for making premium connections for USD1.9 million.

In connection with NKK and Kawasaki Steel's business combination, effective on September 27, 2002, Siderca and NKK reached on September 25, 2002 an agreement that amends certain provisions of the various agreements relating to the creation and governance of the NKKTubes joint venture. The parties are currently negotiating the terms of the proposed termination of the licensing agreements relating to NKK's technology and have agreed to use best efforts to complete such negotiations promptly. While Tenaris would not have access to NKK's technology and know-how in the future, a termination of the licensing agreements would not affect Tenaris's ability to continue to use the technology and know-how already licensed to it. In addition, a termination of the licensing agreements would not affect Tenaris's rights to the NKK range of premium connections, which Tenaris acquired in 2002. For a discussion of NKK and Kawasaki Steel's business combination, see "--Business--Competition--Global market--Japan."

SUPPLY OF NATURAL GAS

Siderca is party to contracts with Tecpetrol and TGN relating to the supply of natural gas to Siderca's operations.

Tecpetrol is a Techint group company engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. Tecpetrol supplies natural gas to Siderca, and has entered into an agreement with Repsol YPF pursuant to which Repsol YPF supplies Siderca with such of Siderca's requirements as Tecpetrol cannot meet directly. Tecpetrol charges Siderca the same price at which Tecpetrol obtains natural gas from Repsol YPF. Tecpetrol's sales to Siderca in fiscal year 1999 amounted to
15.0 million, ARP12.6 million in fiscal year 2000, ARP11.8 million in fiscal year 2001, ARP6.5 million during the transition period ended December 31, 2001, and ARP0.0 million in the first half of 2002.

TGN holds a gas transportation license in Argentina and operates two major pipelines which connect two major gas basins, Neuquen and Noroeste-Bolivia, to the largest consumption centers in Argentina. TGN charges Siderca a price that is consistent with prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. The Techint group holds a significant but non-controlling interest in TGN. TGN's sales to Siderca in fiscal year 1999 amounted to 13.3 million, ARP13.6 million in fiscal year 2000, ARP10.0 million in fiscal year 2001, ARP7.0 million in the transition period ended December 31, 2001 and ARP3.3 million in the first half of 2002.

SALES OF WELDED STEEL PIPES

From time to time, Tenaris sells welded steel pipes in the ordinary course of business to other Techint group companies. These sales are made principally for specific gas pipeline projects to Techint International Construction Corp. (TENCO), a Techint group company specialized in the design and construction of pipelines worldwide, and TGN. These sales are made on similar terms and conditions to sales made to unrelated third parties. Tenaris's sales of welded steel pipes to other Techint group companies amounted in the aggregate to USD103.0 million in the first half of 2002, USD35.9 million in 2001, USD24.7 million in 2000 and USD37.0 million in 1999.

SALES OF SEAMLESS STEEL PIPES

In the ordinary course of business, Tenaris sells seamless steel pipes and related services to other Techint group companies. These sales, which are made principally to Techint group companies involved in the construction of gas pipelines and to Tecpetrol and its subsidiaries for its oil and gas drilling operations, are made on similar terms and conditions to sales made to unrelated third parties. Tenaris's sales of seamless steel pipes and related services to other companies in the Techint group amounted in the aggregate to USD20.9 million in the first half of 2002, USD38.2 million in 2001, USD42.1 million in 2000 and USD18.2 million in 1999. In addition, until the end of 2001, Tenaris made sales to a Techint commercial network company that has not been reorganized as a subsidiary of Tenaris. These sales amounted to USD10.8 million in 2001, USD21.8 million in 2000 and USD6.2 million in 1999.

FINANCIAL AND ADMINISTRATIVE SERVICES

Santa Maria, a financial services company and member of the Techint group, provides various financial and treasury services to Siderca, including share registration services. Siderca pays Santa Maria fees and transaction charges at rates comparable to those that can be obtained from third parties. Fees accrued under this agreement amounted to approximately ARP6.4 million in 1999, ARP6.6 million in 2000, ARP4.5 million in 2001 and ARP1.0 million in the first six months of 2002. In addition, Siderca maintains funds in accounts with Santa Maria. At June 30, 2002, time deposits held with Santa Maria amounted to USD92.7 million.

Finma S.A., a company owned by various Techint group executives, provides administrative and legal support services to Techint group companies, including Siderca. Fees accrued under this agreement amounted to approximately ARP16.4 million in 1999, ARP15.2 million in 2000, ARP12.9 million in 2001 and ARP3.0 million in the first six months of 2002.

SHARING OF IT SYSTEMS

Siderca and Siderar have shared the data-processing costs of their respective information systems in Argentina since December 1995 through a project company under the name of A.C.E. TECSIS--Tecnologia en Sistemas.

PROVISION OF ENGINEERING AND LABOR SERVICES

Siderca contracts Techint group companies to provide engineering and non-specialist manual labor services, such as cleaning, general maintenance and light construction services. These services can usually be provided by other Techint group companies at more competitive prices than if they were performed by Siderca itself, and are contracted out at market rates. Fees accrued for these services amounted to an aggregate amount of ARP61.3 million in fiscal year 1999, ARP25.7 million in fiscal year 2000, ARP46.8 million in fiscal year 2001 and ARP22.7 million in the transition period ended December 31, 2001, and ARP18.8 million in the first six months of 2002 for these services.

FUNDACION HNOS. AGUSTIN Y ENRIQUE ROCCA

The Fundacion Hnos. Agustin y Enrique Rocca is a nonprofit foundation that undertakes social welfare projects in areas where the Techint group operates. The foundation is funded by member companies of the Techint group. Siderca contributed ARP0.4 million to the foundation's budget in fiscal year 1999, ARP0.6 million in fiscal year 2000, ARP0.6 million in fiscal year 2001, ARP0.6 million in the transition period ended December 31, 2001 and ARP1.0 million in the first six months of 2002.

                                   MANAGEMENT

BOARD OF DIRECTORS

Management of the Company is vested in a board of directors. Our articles of association provide for a board of directors consisting of at least three and at most fifteen directors; however if our shares are listed on a stock exchange, the minimum number of directors shall be five. The board of directors is required to meet as often as required by the interests of Tenaris and at least four times per year. A majority of the members of the board constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary shareholders' meeting to serve one-year renewable terms, as decided by the shareholders. Our current board of directors is comprised of four directors. Three of our directors were appointed at our initial shareholders' meeting held on December 17, 2001. Paolo Rocca, our fourth director, was appointed by our shareholders' meeting on October 18, 2002.

The following table sets forth our current directors, their respective positions on the board, their principal occupation, their years of service as board members and their year of birth.

---------------------------------------------------------------------------------------------------
                                                                                 YEARS AS   YEAR OF
                   NAME                      POSITION    PRINCIPAL OCCUPATION    DIRECTOR    BIRTH
---------------------------------------------------------------------------------------------------
Paolo Rocca(1).............................  Director  Chief Executive Officer          -    1952
                                                       of Tenaris
Renato Lorenzin............................  Director  Sole Director of San             -    1941
                                                       Faustin Lugano S.A.
Enrico Bonatti(1)..........................  Director  Director of Techint              -    1958
                                                       Finanziaria S.r.l.
Fernando Mantilla..........................  Director  Secretary of San Faustin         -    1948
                                                       N.V.
---------------------------------------------------------------------------------------------------

(1) Paolo Rocca and Enrico Bonatti are first cousins.

Our articles of association provide that in case the shares of the Company are listed on at least one stock exchange, the Company must have an audit committee composed of three members, two of whom, at least, must qualify as independent directors.

Under our articles of association, an independent director is a director who:

- is not and has not been employed by us or our subsidiaries in an executive capacity for the preceding five years;

- is not a person that controls us, directly or indirectly, and is not a member of the board of directors of a company controlling us, directly or indirectly;

- does not have (and is not affiliated with a company or a firm that has) a significant business relationship with us, our subsidiaries or our controlling shareholder;

- is not and has not been affiliated with or employed by a present or former auditor of us, our subsidiaries or our controlling shareholder for the preceding five years; and

- is not a spouse, parent, sibling or relative up to the third degree of any of the above.

As our securities will be listed on at least one stock exchange upon consummation of the exchange offer, our shareholders' meeting will appoint new directors, including independent directors, prior to settlement of the exchange offer to comply with the requirement that the Company have, under these circumstances, a minimum of five directors and an audit committee with at least two independent members.

The audit committee will report to the board of directors on its activities and the adequacy of the internal control systems at least every six months, when the annual and six-month financial statements are approved. The Company's audit committee will assist the board of directors in its oversight responsibilities with respect to the Company's financial statements, the Company's system of internal controls and the independence and performance of the Company's internal and independent auditors. The audit committee will also perform other duties entrusted to it by the board of directors, particularly with respect to the Company's relations with its independent auditors. Furthermore, the audit committee will review material transactions between the Company or its subsidiaries and related parties.

Under Luxembourg law, a director may be liable to us for any damage caused by management errors, such as wrongful acts committed during the execution of the mandate granted to them by us, and to us, our shareholders and third parties in the event that we, our shareholders, or third parties suffer a loss due to an infringement of either the Luxembourg Company Law or our articles of association. Under Luxembourg law, related party transactions involving directors are subject to approval procedures established by Luxembourg law and are to be reported at the next following shareholders' meeting. Any director may be removed from or reappointed to office at any time by a shareholders' resolution passed by majority vote, irrespective of the number of shares present or represented at the meeting.

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his opposition to that resolution, he advised the board of directors of his knowledge thereto and caused a record of his statement to be included in the minutes of the meeting. The directors must report his opposition at the next shareholders' meeting before any other resolution is voted on.

Causes of action against directors for damages may be initiated by us upon a resolution of the shareholders' meeting with a 50% vote and without the presence of a quorum. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder.

AUDITORS

Our articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. The primary responsibility of the independent auditor is to audit our annual accounts and to submit a report on the accounts to the annual shareholders' meeting. Auditors are appointed by the shareholders through a resolution to be passed by a majority vote, irrespective of the number of shares present or represented. Shareholders can determine the number and the term of office of the auditors at the general meeting. Luxembourg law does not allow directors to serve concurrently as independent auditors. An auditor's term shall not exceed one year and they may be reappointed and dismissed at any time.

PricewaterhouseCoopers S.a.r.l. was appointed as our current independent auditor at our shareholders' meeting held on September 11, 2002. As a result of the appointment of an independent auditor, we are not required under Luxembourg law or our articles of association to have a statutory auditor.

SENIOR MANAGEMENT

Our current senior management consists of Paolo Rocca, as chief executive officer, and Carlos Condorelli, as chief financial officer.

We have been informed by San Faustin that it intends to cause the Company to appoint the following persons as additional executive officers in the following positions upon consummation of the exchange offer.

-------------------------------------------------------------------------------------------------
NAME                                                               POSITION
-------------------------------------------------------------------------------------------------
German Cura................................  Commercial Director
Marcelo Ranieri............................  Director of Tenaris Oilfield Services
Guillermo Moreno...........................  Director of Tenaris Pipeline Services
Roland Balkenende..........................  Director of Tenaris Process & Power Plant Services
Alejandro Garcia Villamil..................  Director of Tenaris Industrial & Automotive Services
Alejandro Lammertyn........................  Commercial Planning Director
Julio Gonzalez.............................  Human Resources Director
Carlos San Martin..........................  Quality Assurance and R&D Director
Alberto Valsecchi..........................  Managing Director of Dalmine
Guillermo Noriega..........................  Managing Director of Siderca
Vincenzo Crapanzano........................  Managing Director of Tamsa
Marcelo Ramos..............................  Managing Director of NKKTubes
Ricardo Soler..............................  Managing Director of Confab and Siat
-------------------------------------------------------------------------------------------------

PAOLO ROCCA. Mr. Rocca currently serves as our chief executive officer. He is also a member of our board of directors, chief executive officer of Siderca, chairman of the board of directors of Tamsa, executive vice president of the board of directors of Dalmine, president of the board of directors of Siat and vice president of the board of directors of Confab. He is also chief executive officer of the Techint group, president of the board of directors of Siderar and a member of the board of directors of Amazonia. He was first employed with the Techint group in 1985 as assistant to the chairman of the board of directors of Techint Financing Corporation. In 1986, he became a member of the board of directors of Siderca and, in 1990, he became executive vice president of Siderca. Mr. Rocca was born in 1952.

CARLOS CONDORELLI. Mr. Condorelli currently serves as our chief financial officer. He is also a director of each of AlgomaTubes, Lomond Holdings, Siderca International ApS, Metalcentro, Metalmecanica and Invertub. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including Finance and Administration Director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata Sociedad Anonima, or Edelap, an Argentine utilities company formerly controlled by the Techint group. Mr. Condorelli was born in 1951.

GERMAN CURA. Mr. Cura currently coordinates the commercial activities of Tenaris. He is a naval engineer and was first employed with Siderca in 1988. Previously, he has served as Siderca's Export Director and Director of the Tenaris Oilfield Services business unit. Mr. Cura was born in 1962.

MARCELO RANIERI. Mr. Ranieri currently serves as Director of the Tenaris Oilfield Services business unit. He joined the Techint group in 1987 and has held various positions within Tenaris including head of the South East Asian operations of Tenaris Global Services. Mr. Ranieri was born in 1962.

GUILLERMO MORENO. Mr. Moreno currently serves as Director of the Tenaris Pipeline Services business unit. He also serves as the export sales manager of Tamsa. He began his career with Tenaris in 1987 as an analyst in the economic and financial planning department of Siderca. Mr. Moreno was born in 1964.

ROLAND BALKENENDE. Mr. Balkenende currently serves as Director of the Tenaris Process & Power Plant Services business unit. He also serves as export (ex-EU) sales manager of Dalmine and head of the U.S. operations of Tenaris Global Services. He joined Tenaris in 2001, having previously worked as a consultant in the seamless pipes business. Mr. Balkenende was born in 1957.

ALEJANDRO GARCIA VILLAMIL. Mr. Villamil currently serves as Director of the Tenaris Industrial & Automotive Services business unit. He started his career with Tenaris as a commercial planning analyst at Siderca. Mr. Villamil was born in 1960.

ALEJANDRO LAMMERTYN. Mr. Lammertyn currently coordinates the commercial planning activities of Tenaris. He began his career with Tenaris in 1990 as a special projects analyst in Siderca. Mr. Lammertyn was born in 1965.

JULIO GONZALEZ. Mr. Gonzalez currently coordinates the human resources activities of Tenaris. Before joining Tenaris in 1998, he worked in other multinational companies such as Pirelli and Philip Morris. Mr. Gonzalez was born in 1958.

CARLOS SAN MARTIN. Mr. San Martin currently coordinates the quality assurance and R&D activities of Tenaris as well as acting as Honorary Chairman of NKKTubes. He joined the Techint group in 1968 and has held various positions within the Techint group and Tenaris, including Marketing Director of Siderca and Managing Director of NKKTubes. Mr. San Martin was born in 1943.

ALBERTO VALSECCHI. Mr. Valsecchi currently serves as Managing Director of Dalmine. He joined the Techint group in 1968 and has held various positions within Tenaris and the Techint group, including managing director of Siderca. He assumed his current position with Dalmine in 1996. Mr. Valsecchi was born in 1944.

GUILLERMO NORIEGA. Mr. Noriega currently serves as Managing Director of Siderca. He began his career at Siderca as an industrial engineer in 1981. Previously, he served as Siderca's commercial director for the Argentine market. He assumed his current position with Siderca in 2000. Mr. Noriega was born in 1950.

VINCENZO CRAPANZANO. Mr. Crapanzano currently serves as Director, Executive Vice President and Managing Director of Tamsa. Prior to joining Tamsa, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He later became commercial director of the end user business unit of Tenaris. He assumed his current position in 2000 with Tamsa. Mr. Crapanzano was born in 1952.

MARCELO RAMOS. Mr. Ramos currently serves as Managing Director of NKKTubes. He joined the Techint group in 1987 and has held various positions within Tenaris including Quality Control Director at Siderca. He assumed his current position with NKKTubes in 2002. Mr. Ramos was born in 1963.

RICARDO SOLER. Mr. Soler currently serves as Managing Director and Executive Vice President of Confab and Siat. He started his career in the Techint group in 1974 as a planning analyst at Siderar. He assumed his current position in 1999 with Confab. Mr. Soler was born in 1951.

COMPENSATION

The compensation of the directors is determined at the annual ordinary shareholders' meeting. Our first fiscal year is still in progress and therefore, no compensation has been determined or paid to any of our directors.

                                   PART FIVE
                           INFORMATION ABOUT SIDERCA

                                    OVERVIEW

The following description includes information excerpted from Siderca's transition report on Form 20-F for the nine months ended December 31, 2001. Additional information regarding Siderca is available in these and Siderca's other filings with the SEC, some of which are incorporated into this prospectus by reference. You may inspect these filings and obtain copies as described in "Part Nine--Additional Information for Shareholders--Where You Can Find More Information" beginning on page IX-1.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial and other data for Siderca should be read in conjunction with the information about Siderca and the consolidated financial statements and the notes thereto included in this prospectus, and are qualified in their entirety by reference to the information therein.

The selected consolidated financial data of Siderca have been derived from its consolidated financial statements, which are prepared in accordance with Argentine GAAP (unless otherwise indicated) for each of the periods and at the dates indicated. Prior to the transition period ended December 31, 2001, for purposes of the consolidation of subsidiaries and the calculation of the equity value of investee companies, Siderca prepared its consolidated financial statements based on information derived from the financial statements of its subsidiaries and investee companies at a date three months prior to the end of each of the periods covered by Siderca's consolidated financial statements. For the transition period ended December 31, 2001, Siderca prepared its consolidated financial statements based on information derived from the financial statements of its subsidiaries and investee companies at the end of each of the periods covered by Siderca's consolidated financial statements. In order to provide a consistent presentation for all periods covered by the consolidated financial statements included in this prospectus, Siderca adjusted its income statement and balance sheet figures for all periods, including periods prior to the transition period ended December 31, 2001, based on information derived from the financial statements of its subsidiaries and investee companies at the end of each of those periods. See note 2.6 to Siderca's audited consolidated financial statements at December 31, 2001, March 31, 2001 and March 31, 2000, and for the transition period ended December 31, 2001, and the fiscal years ended March 31, 2001 and 2000 and note 2.1 to Siderca's audited consolidated financial statements for the six-month period ended June 30, 2002, included in this prospectus. Siderca's consolidated financial statements as of June 30, 2002, and for the six-month period ended June 30, 2002, Siderca's consolidated financial statements as of December 31, 2001, and the nine-month transition period ended December 31, 2001, and Siderca's consolidated financial statements as of March 31, 2001 and 2000, and for the fiscal years ended March 31, 2001, 2000 and 1999, included in this prospectus, have been audited by Price Waterhouse & Co., independent accountants in Argentina and member firm of PricewaterhouseCoopers. Siderca's results for the six-month period ended June 30, 2002, are not necessarily indicative of the results expected for the fiscal year ended December 31, 2002, or any other period. Argentine GAAP differ in significant respects from U.S. GAAP. See notes 16 and 17 to Siderca's audited financial statements included in this prospectus, which provide a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to Siderca's financial statements and a reconciliation to U.S. GAAP of net income
(loss) and shareholders' equity for the periods and at the dates indicated therein. Under Argentine GAAP, financial statements are required to be adjusted for inflation for any fiscal year if the changes in the WPI for such year exceed 8%. As the annualized changes in the WPI from August 31, 1995, to December 31, 2001, were less than 8%, financial statements prepared in accordance with Argentine GAAP were not required to be adjusted for inflation during that period. In 2002 to date, Argentina has experienced a high rate of inflation (121.3% through September 30, 2002). As the change in the WPI since January 1, 2002, has exceeded 8%, financial statements prepared in accordance with Argentine GAAP are required to be adjusted for inflation since that date. Accordingly, Siderca has adjusted for inflation and restated in constant Argentine pesos as of June 30, 2002, its financial statements as of and for the six-month period ended June 30, 2002. In addition, for comparative purposes, Siderca has also restated in constant Argentine pesos as of June 30, 2002 all other financial statements of Siderca included elsewhere in this prospectus and all other Siderca financial data included throughout this prospectus and relating to dates or periods covered by the audited financial statements. For a discussion of the currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see "Part Nine--Additional Information for Shareholders--Exchange Rates" and "Presentation of Certain Financial and Other Information."

----------------------------------------------------------------------------------------------------------
                                                         FOR THE SIX-MONTH   FOR THE NINE-MONTH TRANSITION
THOUSANDS OF CONSTANT JUNE 30, 2002                  PERIOD ENDED JUNE 30,       PERIOD ENDED DECEMBER 31,
ARGENTINE PESOS, EXCEPT                      -----------------------------   -----------------------------
SHARE AND PER SHARE AMOUNTS                           2002            2001            2001            2000
----------------------------------------------------------------------------------------------------------
                                                               (UNAUDITED)                     (UNAUDITED)
SELECTED CONSOLIDATED INCOME
STATEMENT DATA
ARGENTINE GAAP
Net sales..................................      2,534,030       1,385,901       2,259,535       1,390,144
Cost of sales..............................     (1,432,999)       (952,652)     (1,533,413)     (1,000,015)
                                             -------------------------------------------------------------
Gross profit...............................      1,101,031         433,249         726,122         390,130
Selling, general and administrative
expenses...................................       (389,894)       (234,658)       (306,000)       (247,837)
                                             -------------------------------------------------------------
Operating income (loss)....................        711,137         198,591         420,122         142,293
Financial (expenses) income and holding
gains (losses), net........................        154,320         (55,879)        (37,264)        (14,238)
Other income (expenses), net...............        (21,703)         (9,217)        (35,855)        (13,310)
                                             -------------------------------------------------------------
Income (loss) before income tax, minority
interest and equity in earnings (losses) of
investee companies.........................        843,754         133,495         347,003         114,746
Income tax.................................       (219,870)        (43,508)       (119,348)        (33,764)
Minority interest in losses (earnings) of
consolidated subsidiaries..................        (94,447)         10,659         (36,067)          5,971
Equity in earnings (losses) of investee
companies, net.............................        160,151          41,443          40,846          33,738
Effect of translation into Argentine pesos
of financial statements in foreign
currency...................................        919,294               -               -               -
                                             -------------------------------------------------------------
Net income (loss)..........................      1,608,882         142,089         232,434         120,690
                                             -------------------------------------------------------------
Depreciation and amortization..............        (91,723)        (88,880)       (126,746)       (121,813)
Weighted average number of shares
outstanding................................  1,000,000,000   1,000,000,000   1,000,000,000   1,000,000,000
Earnings (loss) per share(1)...............           1.61            0.14            0.23            0.12
U.S. GAAP
Net sales..................................      2,440,177       1,326,250       2,201,287
Cost of sales..............................     (1,129,040)       (902,149)     (1,461,344)
Operating income (loss)....................        905,357         168,429         408,912
Income before cumulative effect of
accounting changes.........................        435,838         123,838         231,622
Cumulative effect of accounting changes....        (81,399)         10,111          21,748
Net income (loss)..........................        354,439         133,949         253,370
Earnings (loss) per share before effect of
accounting changes.........................           0.44            0.12            0.23
Cumulative effect of accounting changes per
share......................................          (0.08)           0.01            0.02
Earnings (loss) per share(1)...............           0.35            0.13            0.25
----------------------------------------------------------------------------------------------------------

(1) Basic earnings (loss) per share and diluted earnings (loss) per share are identical.

-------------------------------------------------------------------------------------------------------------
THOUSANDS OF CONSTANT JUNE 30,                                            FOR THE FISCAL YEAR ENDED MARCH 31,
2002 ARGENTINE PESOS, EXCEPT SHARE  -------------------------------------------------------------------------
AND PER SHARE AMOUNTS                        2001            2000            1999          1998          1997
-------------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED
INCOME STATEMENT DATA
ARGENTINE GAAP
Net sales.........................      1,975,321       1,611,878       2,100,049     2,109,223     1,944,135
Cost of sales.....................     (1,414,021)     (1,358,473)     (1,671,561)   (1,533,417)   (1,477,755)
                                    -------------------------------------------------------------------------
Gross profit......................        561,300         253,405         428,488       575,806       466,380
Selling, general and
administrative expenses...........       (359,382)       (269,971)       (304,622)     (287,912)     (300,459)
                                    -------------------------------------------------------------------------
Operating income (loss)...........        201,918         (16,566)        123,866       287,894       165,920
Financial (expenses) income and
holding gains (losses), net.......        (37,414)         25,261          (9,792)      (13,825)        1,221
Other income (expenses), net......          8,772          (8,466)        (97,568)      238,488        28,394
                                    -------------------------------------------------------------------------
Income (loss) before income tax,
minority interest and equity in
earnings (losses) of investee
companies.........................        173,274             229          16,506       512,557       195,536
Income tax........................        (35,504)        (20,047)        (19,041)      (16,533)      (10,378)
Minority interest in losses
(earnings) of consolidated
subsidiaries......................          9,454         (25,112)        (17,235)         (683)       (8,854)
Equity in earnings (losses) of
investee companies, net...........         41,155         (17,931)        115,776       142,626       166,391
                                    -------------------------------------------------------------------------
Net income (loss).................        188,379         (62,861)         96,006       637,967       342,693
                                    -------------------------------------------------------------------------
Depreciation and amortization.....       (171,762)       (181,604)       (176,855)     (148,207)     (169,156)
Weighted average number of shares
outstanding.......................  1,000,000,000   1,000,000,000   1,000,000,000   981,982,153   932,200,885
Earnings (loss) per share(1)......           0.19           (0.06)           0.10          0.65          0.37
Dividends per share...............           0.29            0.10            0.22          0.37          0.29
U.S. GAAP
Net sales.........................      1,900,782       1,546,440       2,017,540
Cost of sales.....................     (1,322,292)     (1,316,700)     (1,597,604)
Operating income (loss)...........        191,841         (95,756)         64,108
Income before cumulative effect of
accounting changes................        213,436        (101,653)        243,473
Cumulative effect of accounting
changes...........................              -               -               -
Net income (loss).................        213,436        (101,653)        243,473
Earnings (loss) per share before
effect of accounting changes......           0.21           (0.10)           0.24
Cumulative effect of accounting
changes per share.................              -               -               -
Earnings (loss) per share(1)......           0.21           (0.10)           0.24
-------------------------------------------------------------------------------------------------------------

(1) Basic earnings (loss) per share and diluted earnings (loss) per share are identical.

-------------------------------------------------------------------------------------------------------
THOUSANDS OF CONSTANT
JUNE 30, 2002 ARGENTINE                            AT JUNE 30,                   AT DECEMBER 31,
PESOS, EXCEPT SHARE AND                   -----------------------------   -----------------------------
PER SHARE AMOUNTS                             2002           2001(1)          2001            2000
-------------------------------------------------------------------------------------------------------
                                                            (UNAUDITED)                     (UNAUDITED)
SELECTED CONSOLIDATED BALANCE
SHEET DATA
ARGENTINE GAAP
Current assets..........................      3,185,259       1,533,702       1,499,463       1,331,174
Property, plant and equipment, net......      1,642,395       1,547,162       1,510,274       1,615,406
Investments.............................      2,190,476       1,140,749       1,088,382       1,108,962
Other assets............................        583,700         167,323         318,415         121,186
                                          -------------------------------------------------------------
Total assets............................      7,601,831       4,388,936       4,416,533       4,176,728
                                          -------------------------------------------------------------
Current liabilities.....................      2,296,049       1,000,600       1,136,680         889,267
Long-term financial debt................        278,606         103,280          96,389         120,955
Other non-current liabilities...........        183,057         126,271         128,573         121,333
                                          -------------------------------------------------------------
Total liabilities.......................      2,757,712       1,230,151       1,361,642       1,131,555
                                          -------------------------------------------------------------
Minority interest in consolidated
subsidiaries............................        457,807         227,325         255,390         249,112
Shareholders' equity....................      4,386,311       2,931,459       2,799,501       2,796,062
                                          -------------------------------------------------------------
Weighted average number of shares
outstanding.............................  1,000,000,000   1,000,000,000   1,000,000,000   1,000,000,000
Shareholders' equity per share..........           4.39            2.93            2.80            2.80
U.S. GAAP
Total assets............................      7,034,726       4,026,572       5,605,352
Net assets..............................      4,017,329       2,730,191       3,425,566
Shareholders' equity....................      3,570,564       2,495,580       3,008,765
Shareholders' equity per share..........           3.57            2.50            3.01
-------------------------------------------------------------------------------------------------------

(1) Certain reclassifications have been made to the consolidated balance sheet data as of June 30, 2001, for the information to be consistent with the balance sheet dated as of June 30, 2002.

--------------------------------------------------------------------------------------------------------------
THOUSANDS OF CONSTANT JUNE 30,                                     AT MARCH 31,
2002 ARGENTINE PESOS, EXCEPT SHARE   -------------------------------------------------------------------------
AND PER SHARE AMOUNTS                   2001(1)          2000            1999           1998          1997
--------------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED
BALANCE SHEET DATA
ARGENTINE GAAP
Current assets....................       1,313,275       1,135,030         943,431     1,288,662       997,886
Property, plant and equipment,
net...............................       1,587,127       1,563,229       1,530,044     1,511,211     1,590,336
Investments.......................       1,146,133         983,651       1,077,723     1,133,449       986,387
Other assets......................         160,979         128,763          94,649        72,559        83,696
                                     -------------------------------------------------------------------------
Total assets......................       4,207,514       3,810,673       3,645,847     4,005,881     3,658,305
                                     -------------------------------------------------------------------------
Current liabilities...............         878,173         486,240         347,860       623,009       397,998
Long-term financial debt..........         108,475           8,617               -             -             -
Other non-current liabilities.....         116,859          95,814          43,292        42,147       145,248
                                     -------------------------------------------------------------------------
Total liabilities.................       1,103,507         590,671         391,152       665,156       543,246
                                     -------------------------------------------------------------------------
Minority interest in consolidated
subsidiaries......................         244,931         234,955          88,683        37,762        54,485
Shareholders' equity..............       2,859,076       2,985,047       3,166,012     3,302,963     3,060,574
                                     -------------------------------------------------------------------------
Weighted average number of shares
outstanding.......................   1,000,000,000   1,000,000,000   1,000,000,000   981,982,153   932,200,885
Shareholders' equity per share....            2.86            2.99            3.17          3.36          3.28
U.S. GAAP
Total assets......................       3,938,538       3,476,747       3,423,228
Net assets........................       2,672,414       2,764,351       2,863,684
Shareholders' equity..............       2,426,640       2,535,075       2,758,816
Shareholders' equity per share....            2.43            2.54            2.76
--------------------------------------------------------------------------------------------------------------

(1) Certain reclassifications have been made to the consolidated balance sheet data as of March 31, 2001, for the information to be consistent with the balance sheet dated as of March 31, 2002.

----------------------------------------------------------------------------------------------
                                                                                 AT OR FOR THE
                                                                                  NINE-MONTH
                                                               AT OR FOR THE      TRANSITION
                                                              SIX-MONTH PERIOD   PERIOD ENDED
                                                               ENDED JUNE 30,    DECEMBER 31,
                                                              ----------------   -------------
          THOUSANDS OF TONS, EXCEPT EMPLOYEE DATA              2002      2001    2001    2000
----------------------------------------------------------------------------------------------
(UNAUDITED)
KEY OPERATING DATA
Number of employees.........................................  3,532     3,545    3,561   3,624
Seamless steel pipe capacity (annual).......................    820       820      820     820
Seamless steel pipe sales
  Domestic sales volume.....................................     73       110      157     155
  Export sales volume.......................................    293       283      440     445
  NKKTubes and AlgomaTubes..................................    141       127      226      37
                                                              --------------------------------
Total seamless sales volume.................................    507       520      823     637
Welded steel pipe sales volume..............................    305       217      348     167
                                                              --------------------------------
Total sales volume..........................................    812       737    1,171     804
----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                                                AT OR FOR THE FISCAL YEAR
                                                                     ENDED MARCH 31,
                                                               ---------------------------
          THOUSANDS OF TONS, EXCEPT EMPLOYEE DATA               2001      2000      1999
------------------------------------------------------------------------------------------
(UNAUDITED)
KEY OPERATING DATA
Number of employees.........................................    3,618     3,253     3,466
Seamless steel pipe capacity (annual).......................      820       820       820
Seamless steel pipe sales
  Domestic sales volume.....................................      209       125       146
  Export sales volume.......................................      574       425       457
  NKKTubes and AlgomaTubes..................................       88         -         -
                                                               ---------------------------
Total seamless sales volume.................................      871       550       603
Welded steel pipe sales volume..............................      253       243       284
                                                               ---------------------------
Total sales volume..........................................    1,124       793       887
------------------------------------------------------------------------------------------

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

Siderca is the sole producer of seamless steel pipe in Argentina. Siderca has an annual production capacity of 820,000 tons of finished product, and exports more than 70% of its production in Argentina to over 60 countries worldwide.

Siderca's principal products include casing and tubing for the oil and gas industry, seamless steel line pipe and various other mechanical and structural seamless pipes for different uses. Demand for these products depends primarily on the general condition of the world oil and related products market, which has experienced significant fluctuations in recent years. For example, toward the end of 1998, world drilling activity and consequently seamless steel pipe consumption began to decline as major oil and gas companies reduced their spending budgets and investment programs in response to a sharp and sustained fall in oil prices. Due in part to this downward cycle in the price of oil, Siderca's seamless steel pipe sales volume for fiscal year 2000 decreased by 28% compared to fiscal year 1998. This situation persisted until the end of 1999, when oil prices began to rise as a result of coordinated reductions in production by major oil and gas producers and other factors. Siderca's seamless steel pipe sales volume in fiscal year 2001 increased by 58% compared to fiscal year 2000 and by 29% for the nine-month transition period ended December 31, 2001, compared to the same period of 2000, due to the recovery in oil and gas prices and the consequent increase in major oil and gas companies' spending budgets and drilling programs, and decreased by 2.5% for the six-month period ended June 30, 2002, compared to the same period of 2001, due to the reduction in domestic consumption as a result of the crisis in Argentina. Although for most of the year to date oil prices have remained at levels which, under typical circumstances, would be expected to result in sustained levels of investment in oil and gas drilling worldwide, demand for seamless steel pipes for the rest of the year is currently expected to be lower than the levels recorded in 2001 as a result of increased uncertainty about the future level of oil prices given the possibility of military action or other events in the Middle East, as well as the continuing weakness of recovery in demand in the main industrialized economies.

The domestic market for most of Siderca's products is becoming increasingly competitive. In recent years, Siderca has faced increased competitive challenges from abroad as a result of Argentina's trade liberalization policies. Siderca's sales in the domestic market are sensitive to the price of oil and gas and its impact on the drilling activity of participants in the domestic oil and gas sector. As drilling levels in Argentina have dropped beginning in the second half of 2001, Siderca's domestic seamless steel pipe sales, as a percentage of total seamless steel pipe sales volume, declined to 19% for the nine-month transition period ended December 31, 2001, from 24% in the same period of 2000 and declined to 14% for the six-month period ended June 30, 2002, from 21% in the same period of 2001.

The export market for seamless steel pipe products is also highly competitive, with the primary competitive factors being price, quality and service. Siderca competes worldwide against primarily four foreign producers of seamless steel pipe products.

The current crisis and the Argentine government's response to it have affected the country's economy and, by extension, Siderca's business and operations. For example, Siderca exports a very large percentage of its products and accepts payment in U.S. dollars. Until current emergency measures are removed or revised, Siderca is required to repatriate any U.S. dollars collected in connection with these exports (including U.S. dollars obtained through advance payment and pre-financing facilities) into

Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the conversion date. This requirement subjects Siderca to exchange rate fluctuations and generates additional transactional costs. Also, under current emergency measures, the Argentine Central Bank is requiring up to 360 days to approve payments abroad for some products imported into Argentina. While Siderca has attempted to mitigate any potential impact of this requirement by establishing a trust fund outside Argentina to pay for imported products, the Argentine government may take steps in the future to prohibit or severely reduce the effectiveness of this mechanism.

For a more complete description of Siderca's business and market position and of the competitive and other factors that could affect Siderca's financial condition and results of operations, see the information about Siderca incorporated by reference into this prospectus.

OPERATING RESULTS

The following discussion should be read in conjunction with Siderca's financial statements and the related notes included in this prospectus. Siderca prepares its financial statements in conformity with Argentine GAAP, which differ in some important respects from U.S. GAAP. See notes 16 and 17 to Siderca's audited financial statements included in this prospectus for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to Siderca and for a reconciliation of net income (loss) and shareholders' equity for the periods and at the dates indicated. Under Argentine GAAP, financial statements are required to be adjusted for inflation for any fiscal year if the changes in the WPI for such year exceed 8%. As the annualized changes in the WPI from August 31, 1995, to December 31, 2001, were less than 8%, financial statements prepared in accordance with Argentine GAAP were not required to be adjusted for inflation during that period. In 2002 to date, Argentina has experienced a high rate of inflation (121.3% through September 30, 2002). As the change in the WPI since January 1, 2002, has exceeded 8%, financial statements prepared in accordance with Argentine GAAP are required to be adjusted for inflation since that date. Accordingly, Siderca has adjusted for inflation and restated in constant Argentine pesos as of June 30, 2002, its financial statements as of, and for the six-month period ended, June 30, 2002. In addition, for comparative purposes, Siderca has also restated in constant Argentine pesos as of June 30, 2002 all other financial statements of Siderca included elsewhere in this prospectus and all other Siderca financial data included throughout this prospectus.

The following tables set forth Siderca's operating and other costs and expenses as a percentage of net sales for the periods indicated.

------------------------------------------------------------------------------------------
                                                                  FOR THE SIX-MONTH PERIOD
                                                                       ENDED JUNE 30,
                                                                  ------------------------
PERCENTAGE OF NET SALES                                            2002           2001
------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
Net sales...................................................      100.0          100.0
Cost of sales...............................................      (56.6)         (68.7)
                                                                  ------------------------
Gross profit................................................       43.4           31.3
Selling, general and administrative expenses................      (15.4)         (16.9)
                                                                  ------------------------
Operating income (loss).....................................       28.1           14.3
Financial (expenses) income and holding gains (losses),
  net.......................................................        6.1           (4.0)
Other income (expenses), net................................       (0.9)          (0.7)
                                                                  ------------------------
Income (loss) before income tax, minority interest and
equity in earnings (losses) of investee companies, net......       33.3            9.6
Income tax..................................................       (8.7)          (3.1)
Minority interest in losses (earnings) of consolidated
  subsidiaries..............................................       (3.7)           0.8
Equity in losses (earnings) of investee companies, net......        6.3            3.0
Effect of translation into Argentine pesos of financial
statements in foreign currency..............................       36.3              -
                                                                  ------------------------
Net income (loss)...........................................       63.5           10.3
------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                   FOR THE NINE-MONTH
                                                   TRANSITION PERIOD      FOR THE FISCAL YEAR
                                                   ENDED DECEMBER 31,       ENDED MARCH 31,
                                                  --------------------   ---------------------
PERCENTAGE OF NET SALES                           2001        2000       2001    2000    1999
----------------------------------------------------------------------------------------------
                                                           (UNAUDITED)
Net sales.......................................  100.0       100.0      100.0   100.0   100.0
Cost of sales...................................  (67.9)      (71.9)     (71.6)  (84.3)  (79.6)
                                                  --------------------------------------------
Gross profit....................................   32.1        28.1       28.4    15.7    20.4
Selling, general and administrative expenses....  (13.5)      (17.8)     (18.2)  (16.7)  (14.5)
                                                  --------------------------------------------
Operating income (loss).........................   18.6        10.2       10.2    (1.0)    5.9
Financial (expenses) income and holding gains
(losses), net...................................   (1.6)       (1.0)      (1.9)    1.6    (0.5)
Other income (expenses), net....................   (1.6)       (1.0)       0.4    (0.5)   (4.6)
                                                  --------------------------------------------
Income (loss) before income tax, minority
interest and equity in earnings (losses) of
investee companies, net.........................   15.4         8.3        8.8     0.0     0.8
Income tax......................................   (5.3)       (2.4)      (1.8)   (1.2)   (0.9)
Minority interest in losses (earnings) of
consolidated subsidiaries.......................   (1.6)        0.4        0.5    (1.6)   (0.8)
Equity in losses (earnings) of investee
  companies, net................................    1.8         2.4        2.1    (1.1)    5.5
Effect of translation into Argentine pesos of
financial statements in foreign currency........      -           -          -       -       -
                                                  --------------------------------------------
Net income (loss)...............................   10.3         8.7        9.5    (3.9)    4.6
----------------------------------------------------------------------------------------------

The tables below show Siderca's total sales volume by product and market for the periods indicated.

----------------------------------------------------------------------------
                                                               FOR THE SIX-
                                                               MONTH PERIOD
                                                              ENDED JUNE 30,
                                                              --------------
THOUSANDS OF TONS                                              2002     2001
----------------------------------------------------------------------------
(UNAUDITED)
Seamless Steel Pipe Sales
   Domestic sales (Argentina)...............................    73      110
   Export sales.............................................   293      283
   NKKTubes and AlgomaTubes.................................   141      127
                                                              --------------
Total seamless steel pipe sales.............................   507      520
Welded Steel Pipe Sales.....................................   305      217
                                                              --------------
Total Sales.................................................   812      737
----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                         FOR THE NINE-
                                                        MONTH TRANSITION
                                                          PERIOD ENDED     FOR THE FISCAL YEAR
                                                          DECEMBER 31,       ENDED MARCH 31,
                                                        ----------------   -------------------
THOUSANDS OF TONS                                        2001      2000    2001    2000   1999
----------------------------------------------------------------------------------------------
(UNAUDITED)
Seamless Steel Pipe Sales
   Domestic sales (Argentina).........................    157       155      209    125    146
   Export sales.......................................    440       445      574    425    457
   NKKTubes and AlgomaTubes...........................    226        37       88      -      -
                                                        --------------------------------------
Total seamless steel pipe sales.......................    823       637      871    550    603
Welded Steel Pipe Sales...............................    348       167      253    243    284
                                                        --------------------------------------
Total Sales...........................................  1,171       804    1,124    793    887
----------------------------------------------------------------------------------------------

The following tables indicate the percentage market distribution of Siderca's exports of seamless steel pipe by region for the periods shown.

-----------------------------------------------------------------------------
                                                               FOR THE SIX-
                                                               MONTH PERIOD
                                                              ENDED JUNE 30,
                                                              ---------------
PERCENTAGE OF TOTAL EXPORT SALES VOLUMES                      2002      2001
-----------------------------------------------------------------------------
(UNAUDITED)
South America (except Argentina)............................    13        19
North America...............................................    16        19
Far East....................................................    28        23
Middle East.................................................    27        18
Other.......................................................    16        21
                                                              ---------------
                                                               100       100
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                          FOR THE NINE-
                                                         MONTH TRANSITION
                                                           PERIOD ENDED      FOR THE FISCAL YEAR
                                                           DECEMBER 31,        ENDED MARCH 31,
                                                         ----------------   ---------------------
PERCENTAGE OF TOTAL EXPORT SALES VOLUMES                  2001      2000    2001    2000    1999
-------------------------------------------------------------------------------------------------
(UNAUDITED)
South America (except Argentina).......................    18         17      18      12      16
North America..........................................    15         24      24      16      13
Far East...............................................    26         22      21      30      29
Middle East............................................    19         21      21      21      24
Other..................................................    22         16      16      21      18
                                                         ----------------------------------------
                                                          100        100     100     100     100
-------------------------------------------------------------------------------------------------

The tables below show Siderca's net sales by product and market for the periods indicated.

---------------------------------------------------------------------------------
                                                               FOR THE SIX-MONTH
                                                                 PERIOD ENDED
                                                                   JUNE 30,
                                                              -------------------
     MILLIONS OF CONSTANT JUNE 30, 2002 ARGENTINE PESOS       2002       2001
---------------------------------------------------------------------------------
                                                                      (UNAUDITED)
Seamless Steel Pipe Sales
   Domestic sales (Argentina)...............................    319           294
   Export sales.............................................    798           426
   NKKTubes and AlgomaTubes.................................    428           236
                                                              -------------------
Total seamless steel pipe sales.............................  1,545           956
Welded Steel Pipe Sales.....................................    840           341
Other(1)....................................................    149            88
                                                              -------------------
Total Sales.................................................  2,534         1,386
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                                      FOR THE NINE-MONTH
                                                    TRANSITION PERIOD ENDED    FOR THE FISCAL YEAR
                                                         DECEMBER 31,            ENDED MARCH 31,
                                                    -----------------------   ---------------------
MILLIONS OF CONSTANT JUNE 30, 2002 ARGENTINE PESOS  2001           2000       2001    2000    1999
---------------------------------------------------------------------------------------------------
                                                                (UNAUDITED)
Seamless Steel Pipe Sales
   Domestic sales (Argentina)..................       423               379     520     322     388
   Export sales................................       685               606     796     536     757
   NKKTubes and AlgomaTubes....................       400                69     172       -       -
                                                    -----------------------------------------------
Total seamless steel pipe sales................     1,508             1,054   1,488     858   1,145
Welded Steel Pipe Sales........................       643               236     378     425     547
Other(1).......................................       109               100     109     328     408
                                                    -----------------------------------------------
Total Sales....................................     2,260             1,390   1,975   1,612   2,100
---------------------------------------------------------------------------------------------------

(1) Consists mostly of resales of seamless and welded pipe by Siderca Corporation, with the remainder derived from sales of industrial equipment and pump valves for oil extraction and other activities not related to Siderca's principal business. Siderca sold its interest in Siderca Corporation in September 2000, which has resulted in a significant decrease in net sales attributable to "Other."

SIX MONTHS ENDED JUNE 30, 2002, COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2001

Siderca's results for the six months ended June 30, 2002, were significantly affected by the rapid and substantial devaluation of the Argentine peso that occurred during the period.

SALES VOLUME

Overall sales volume for the six months ended June 30, 2002, increased 10.2% to 811,800 tons from 736,900 tons in the same period of 2001, reflecting a strong increase (40.6%) in welded pipe sales volumes, partially offset by a small decrease (2.5%) in seamless pipe sales volumes. In the domestic market, seamless pipe sales volumes declined by 33.7% with the Argentine crisis affecting adversely local drilling activity and sales to Siderca's oil and gas and commercial customers. Siderca's export sales of 293,200 tons increased by 3.7% compared to 282,700 tons in the same period of 2001, while sales by its seamless pipe subsidiaries (principally NKKTubes) rose 10.7% to 140,800 tons. During the first half of 2002, demand for seamless pipes remained strong, as increased oil and gas drilling activity in the Middle East, Asia and Africa partly offset lower drilling activity in Canada, Venezuela and Argentina. Siderca's export sales and sales by its seamless pipe subsidiaries are not expected to continue to increase in the second half of 2002. Welded pipe sales volumes rose to 304,600 tons from 216,700 tons in the same period of 2001, reflecting high demand for welded pipes from regional pipeline projects in Ecuador, Peru and Bolivia. However, welded pipe sales volumes are not expected to continue to increase in the second half of 2002.

NET SALES

Net sales for the six months ended June 30, 2002, rose to ARP2,534.0 million from ARP1,385.9 million in the same period of 2001. While most of this increase was due to the effects of the devaluation of the Argentine peso on the conversion of foreign currency export sales and foreign currency sales by its seamless and welded subsidiaries, net sales also rose in U.S. dollar terms. The increase in U.S. dollar terms was a result of an increase in U.S. dollar terms of exports by Siderca due to higher sales volumes and higher average export selling prices (even after giving effect to a 5% export sales tax and a reduction in tax reimbursements put into effect by the Argentine government during the first quarter of 2002), an increase in U.S. dollar terms in sales by NKKTubes and AlgomaTubes due to higher sales volumes and higher average selling prices at NKKTubes, and an increase in U.S. dollar terms in sales by Confab and Siat due to higher sales volumes and higher average selling prices. The above-mentioned increases more than offset lower domestic sales revenues in U.S. dollar terms due to lower sales volumes and lower average selling prices. The higher average selling prices on Siderca's exports and NKKTubes' sales reflect an increase in sales of higher value products.

COST OF SALES

Cost of sales for the six months ended June 30, 2002, expressed as a percentage of net sales, decreased to 56.6% from 68.7% in the same period of 2001, reflecting the positive effect of the devaluation of the Argentine peso on Siderca's production costs in Argentina.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A for the six months ended June 30, 2002, represented 15.4% of net sales, compared to 16.9% of net sales in the same period of 2001. Selling expenses increased as a percentage of net sales reflecting the higher proportion of export sales in the sales mix, and general and administrative expenses declined in comparison to the same period of 2001 reflecting reduced costs in Argentina.

FINANCIAL INCOME (EXPENSES) AND HOLDING GAINS (LOSSES), NET

Financial income (expenses) and holding gains (losses) for the six months ended June 30, 2002, represented a net gain of ARP154.3 million, compared to a net loss of ARP55.9 million in the same period of 2001. This result principally reflects the effect of the devaluation of the Argentine peso on the value of Siderca's net monetary assets (excluding equity holdings) held in foreign currency (a gain of ARP458.3 million), the effect of Argentine inflation on the value of its net monetary assets held in Argentine pesos (a loss of ARP345.3 million) and the effect of the devaluation of the Argentine peso and Argentine inflation on the value of its inventories (a gain of ARP31.6 million).

OTHER INCOME (EXPENSES), NET

Other income (expenses) for the six months ended June 30, 2002, showed a net loss of ARP21.7 million against a net loss of ARP9.2 million in the same period of 2001, mainly due to an increase in provisions by Siderca related to the impairment of certain credits with the Argentine government, which are now fully provisioned.

INCOME TAX

Income tax charges for the six months ended June 30, 2002, rose to ARP219.9 million from ARP43.5 million in the same period of 2001, reflecting higher earnings.

EQUITY IN EARNINGS (LOSSES) OF INVESTEE COMPANIES

Equity in earnings from investee companies for the six months ended June 30, 2002, rose to ARP160.2 million compared to ARP41.4 million in the same period of 2001 and reflects the returns on Siderca's investments in:

- Tamsa, which generated a gain to Siderca of ARP110.6 million for the six months ended June 30, 2002, compared to a gain of ARP55.4 million for the same period of 2001; and

- Dalmine, which generated a gain to Siderca of ARP41.4 million for the six months ended June 30, 2002, compared to a loss of ARP10.4 million for the same period of 2001.

Earnings from investments in investee companies also included a gain of ARP6.1 million on Siderca's investment in Tenaris Connections.

EFFECT OF TRANSLATION INTO ARGENTINE PESOS OF FINANCIAL STATEMENTS IN FOREIGN CURRENCY

As a result of the devaluation of the Argentine peso, Siderca recorded in the first half of 2002 a gain, net of inflation, of ARP919.3 million generated by the conversion into Argentine pesos of the financial statements of its consolidated subsidiaries and investee companies.

NET INCOME

Net income for the six months ended June 30, 2002, rose to ARP1,608.9 million from ARP142.1 million in the same period of 2001. The increase in net income includes an unrealized gain of ARP919.3 million arising from the conversion of the financial statements of Siderca's foreign equity holdings, a net gain of ARP154.3 million on financial income, and holding gains arising principally on foreign currency denominated holdings (excluding equity holdings) and inventory. The increase also reflects higher operating profits in Siderca's seamless and welded businesses, partially offset by increased income tax provisions.

NINE-MONTH TRANSITION PERIOD ENDED DECEMBER 31, 2001, COMPARED TO THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000

SALES VOLUME

Sales volume for the transition period ended December 31, 2001, increased 45.6% to 1,171,000 tons from 804,000 tons in the same period of 2000.

Domestic sales volume for seamless steel pipe products totaled 157,000 tons for the transition period ended December 31, 2001, compared to 155,000 tons for the same period of 2000. This high level of sales volume reflects sustained demand from domestic oil and gas customers as a result of investment in exploration and production activity.

Export sales volume for seamless steel pipe products totaled 440,000 tons for the transition period ended December 31, 2001, compared to 445,000 tons for the same period in 2000. This high level of sales volume reflects sustained demand from export oil and gas customers as a result of investment in exploration and production activity.

Sales by NKKTubes and AlgomaTubes totaled 226,000 tons for the transition period ended December 31, 2001, compared to 37,000 tons for the same period of 2000. This increase was mainly due to the inclusion of these companies' sales for the full nine-month period following the commencement of operations at NKKTubes in August 2000 and at AlgomaTubes in October 2000.

Welded pipe sales volumes rose 108.4% to 348,000 tons from 167,000 tons in the same period of 2000, reflecting high demand for Confab's and Siat's welded pipes from pipeline projects in the Americas and the Middle East.

NET SALES

Total net sales for the transition period ended December 31, 2001, rose 62.5% to ARP2,259.5 million compared to ARP1,390.1 million for the same period of 2000, due to higher sales volumes and higher average selling prices for both seamless and welded pipes. For seamless pipes, this reflected the inclusion for the full nine-month period of sales by our new subsidiaries NKKTubes and AlgomaTubes (which increased to ARP400.1 million for the transition period ended December 31, 2001, from ARP68.8 million for the nine-month period ended December 31,
2000), higher average selling prices due to increased market prices and changes in product mix. For welded pipes, the consolidated net sales of Confab and Siat rose to ARP642.7 million for the transition period ended December 31, 2001, from ARP236.4 million for the same period of 2000 due to sharply higher sales volumes and higher average selling prices resulting from project-specific changes in product mix.

COST OF SALES

Cost of sales, expressed as a percentage of net sales, decreased to 67.9% for the transition period ended December 31, 2001, from 71.9% for the same period of 2000. This improvement was due mainly to higher average selling prices and higher absorption of fixed and semi-fixed costs at Confab and Siat as a result of higher sales volumes.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A represented 13.5% of net sales for the transition period ended December 31, 2001, compared to 17.8% of net sales for the same period of 2000. This improvement reflects the impact of higher selling prices and higher sales volumes. SG&A increased in absolute terms by 23.5% due mainly to the inclusion of costs from NKKTubes and AlgomaTubes and increased selling expenses at Confab and Siat.

FINANCIAL INCOME (EXPENSES) AND HOLDING GAINS (LOSSES), NET

Financial and holding results for the transition period ended December 31, 2001, showed a net loss of ARP37.3 million, or 1.6% of net sales, compared to a loss of ARP14.2 million, or 1.0% of net sales, for the same period of 2000. The main factors that contributed to this result were the conversion of Confab's and NKKTubes' financial statements, higher interest payments due to increased average indebtedness and higher exchange-related losses.

OTHER INCOME (EXPENSES), NET

Other income (expenses) represented a net loss of ARP35.9 million for the transition period ended December 31, 2001, compared to a loss of ARP13.3 million in the same period of 2000. This loss was due mainly to an incremental provision by Siderca of ARP26.4 million relating to the impairment of certain credits with the Argentine government and a provision of ARP15.1 million by Confab representing the entirety of the amount in controversy in connection with a tax dispute, partially offset by the amortization of negative goodwill of ARP10.2 million.

INCOME TAX

Income tax is recorded on the basis of the estimated tax liability for each fiscal year. The Argentine income tax rate applicable to the nine-month periods ended December 31, 2001, and 2000 and the fiscal years ended March 31, 2001, and 2000 was 35% of taxable income, calculated in accordance with the applicable tax regulations.

During the transition period ended December 31, 2001, Siderca and its subsidiaries recorded a tax provision of ARP119.3 million, compared to a tax provision of ARP33.8 million for the same period of 2000. This increase was mainly due to higher consolidated net income and the use of tax loss carryforwards in 2000.

EQUITY IN EARNINGS (LOSSES) OF INVESTEE COMPANIES

Equity in earnings of investee companies rose by 21.1% to ARP40.8 million from ARP33.7 million for the same period of the previous year.

Siderca's investment in Tamsa generated a gain of ARP39.7 million, up from ARP32.4 million for the same period of 2000. This gain includes positive adjustments of ARP8.2 million resulting from the conversion of Tamsa's financial statements to Argentine GAAP.

Siderca's investment in Dalmine generated a gain of ARP2.1 million, compared to a loss of ARP4.1 million for the same period of 2000. This gain includes positive adjustments of ARP8.3 million resulting from the conversion of Dalmine's financial statements to Argentine GAAP. See note 2 to Siderca's audited financial statements included in this prospectus for a description of these adjustments.

Siderca's investment in Siderar generated a loss of ARP8.2 million compared to a gain of ARP4.4 million for the same period of 2000. On December 4, 2001, Siderca distributed all of its shares of Siderar to its shareholders in the form of a dividend.

NET INCOME (LOSS)

Siderca reported net income of ARP232.4 million for the transition period ended December 31, 2001, compared to net income of ARP 120.7 million for the same period of 2000. This increase reflects substantially higher operating profits in Siderca's seamless and welded businesses, partially offset by increased income tax provisions, a provision for non-commercial credits at Siderca and the above-referenced provision for a tax dispute at Confab.

FISCAL YEAR ENDED MARCH 31, 2001, COMPARED TO FISCAL YEAR ENDED MARCH 31, 2000

SALES VOLUME

Sales volume for seamless steel pipe products for the fiscal year ended March 31, 2001, increased by 58% as compared to the fiscal year ended March 31, 2000, primarily due to a recovery in the markets for these products resulting from increased drilling activity in the oil and gas sector motivated by an increase in oil prices as well as the inclusion of sales from Siderca's new subsidiaries, NKKTubes and AlgomaTubes.

Domestic sales volume for seamless steel pipe products totaled 209,000 tons for the fiscal year ended March 31, 2001, compared to 125,000 tons for the previous fiscal year. This 67% increase was a result of the recovery of investment in the domestic oil and gas industry in response to sustained higher oil prices.

Export sales volume for seamless steel pipe products totaled 574,000 tons for the fiscal year ended March 31, 2001, compared to 425,000 tons for the previous fiscal year. This 35% increase reflects the continuing recovery in the principal OCTG market over the fiscal year.

Initial sales from Siderca's two new subsidiaries, NKKTubes and AlgomaTubes, totaled 88,000 tons for the fiscal year ended March 31, 2001, most of which derived from NKKTubes.

The volume of sales of welded pipe products increased by 4% compared to the previous fiscal year despite a 56% reduction in sales by Siat. This slight increase is attributable to the full inclusion of Confab's sales for the entire period following Siderca's acquisition of Confab in August 1999, which offset significantly reduced sales volume for these products in South America as a result of the postponement of several gas pipeline projects.

NET SALES

Total net sales for the fiscal year ended March 31, 2001, totaled ARP1,975.3 million, compared to ARP1,611.9 million for the fiscal year ended March 31, 2000. Seamless steel pipe sales increased 73%, primarily due to a continued recovery in prices and sales volume as a result of improved conditions in the oil sector both in domestic and export markets as well as an initial contribution from NKKTubes and AlgomaTubes. Welded steel pipe sales decreased 11%, mainly due to a reduction in sales volume of Siat and lower prices, partially offset by the inclusion of Confab's sales for the entire period.

COST OF SALES

Cost of sales, expressed as a percentage of net sales, was 71.6% for the fiscal year ended March 31, 2001, compared to 84.3% for the fiscal year ended March 31, 2000, due mainly to a recovery in sales prices, lower costs and increased efficiencies in manufacturing processes resulting from higher production volume. The increase in sales volume reduced the relative weight of fixed and semi-fixed costs, thereby improving margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A, expressed as a percentage of net sales, was 18.2% for the fiscal year ended March 31, 2001, compared to 16.7% for the fiscal year ended March 31, 2000. Administrative expenses increased, due to the inclusion of costs associated with Confab, NKKTubes and AlgomaTubes and certain additional costs associated with the development of e-business and other systems. Commercial expenses were higher in absolute terms in the period due to increased sales volume.

FINANCIAL INCOME (EXPENSES) AND HOLDING GAINS (LOSSES), NET

Financial results for the fiscal year ended March 31, 2001, showed a loss of ARP37.4 million, or 1.9% of net sales, compared to a gain of ARP25.3 million, or 1.6% of net sales, for the fiscal year ended March 31, 2000. The change was mainly due to (i) exchange rate losses of ARP61.3 million on the conversion of Confab's financial statements mainly due to the devaluation of the Brazilian real,

(ii) lower interest gains (net) of ARP11.7 million reflecting higher levels of indebtedness due to higher net working capital and the payment of a cash dividend, and (iii) a lower loss of ARP12.6 million generated by non-recurrent changes in the value of inventory after the decrease in the price of some inputs recorded during the previous year.

OTHER INCOME (EXPENSES), NET

Other income (expenses) for the fiscal year ended March 31, 2001, was a result of allowances for bad credits and for property, plant and equipment retirement (losses of ARP11.7 million and ARP9.0 million, respectively) partially offset by the amortization of negative goodwill from Confab (gain of ARP13.4 million) and a gain on the purchase of Siderca's participation in Tamsa (ARP5.6 million). Other income (expenses) for the fiscal year ended March 31, 2000, was mainly generated by allowances for bad credits and voluntary job reductions implemented by Siderca (loss of ARP13.0 million and ARP12.7 million, respectively), partially offset by the amortization of negative goodwill from Confab (gain of ARP9.9 million).

INCOME TAX

During the fiscal year ended March 31, 2001, Siderca and its subsidiaries recorded a tax provision of ARP35.5 million compared to a provision ARP20.0 million for the fiscal year ended March 31, 2000. This change occurred because Siderca did not generate any charge for income tax at the parent level during the fiscal year ended March 31, 2000, by utilizing income tax loss carryforwards, partially offset by a significant lower taxable income generated by Siat.

EQUITY IN EARNINGS (LOSSES) OF INVESTEE COMPANIES

Siderca reported a gain on investments in investee companies of ARP41.2 million for the fiscal year ended March 31, 2001, compared to a loss of ARP17.9 million for the fiscal year ended March 31, 2000. This increase was primarily due to the returns on Siderca's investments in:

- Tamsa, which generated a gain to Siderca of ARP34.5 million for the fiscal year ended March 31, 2001, compared to a gain of ARP6.6 million for the fiscal year ended March 31, 2000; and

- Dalmine, which generated a gain to Siderca of ARP2.4 million for the fiscal year ended March 31, 2001, compared to a loss of ARP52.4 million for the fiscal year ended March 31, 2000.

NET INCOME (LOSS)

Siderca reported net income of ARP188.4 million for the fiscal year ended March 31, 2001, compared to a net loss of ARP62.9 million for the fiscal year ended March 31, 2000. This improvement in results was mainly due to improved operating results and increased returns from its investments in investee companies, partially offset by higher financial expenses and higher tax provisions.

FISCAL YEAR ENDED MARCH 31, 2000, COMPARED TO FISCAL YEAR ENDED MARCH 31, 1999

SALES VOLUME

Sales volume for the fiscal year ended March 31, 2000, for seamless steel pipe products decreased by 9% from the previous fiscal year. Sales volume for the fiscal year ended March 31, 2000, for welded pipe products decreased 14% compared to the previous fiscal year.

Domestic sales volume for seamless steel pipe products totaled 125,000 tons for the fiscal year ended March 31, 2000, compared to 146,000 tons sold in the previous fiscal year. This decrease of 14% was a result of the impact of the international oil crisis in the Argentine market for OCTGs and line pipe.

Export sales volume for seamless steel pipe products totaled 425,000 tons for the fiscal year ended March 31, 2000, compared to 457,000 tons sold in the previous fiscal year. This stability is due to the roughly equal distribution of the effects of the international oil crisis in the export market between the two fiscal years; the fiscal year ended March 31, 2000, was characterized by lower sales during the first half of the year offset by rising sales during the second half of the year, while the fiscal year ended March 31, 1999, was characterized by higher sales during the first half of the year offset by declining sales during the second half of the year.

Lower sales of welded pipe products by Siat, which decreased by 114,000 tons due to decreased pipeline construction activity, were partially offset by the inclusion of Confab's sales.

NET SALES

For the fiscal year ended March 31, 2000, total net sales were ARP1,612 million, compared to ARP2,100 million for the fiscal year ended March 31, 1999. This decrease of 23% was mainly due to a reduction in total sales volume and lower average export prices of Siderca's products following the fall in international oil prices, partially offset by the inclusion of Confab following its acquisition in August 1999.

COST OF SALES

Cost of sales, expressed as a percentage of net sales, was 84.3% in the fiscal year ended March 31, 2000, compared to 79.6% in the fiscal year ended March 31, 1999, due mainly to lower sales prices. These negative effects were partially offset by increased production process efficiencies.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A, expressed as a percentage of net sales, were 16.7% in the fiscal year ended March 31, 2000, compared to 14.5% in the fiscal year ended March 31, 1999. Although 11% lower in absolute terms, SG&A increased as a percentage of net sales due to decreased net sales and the impact of fixed administrative costs.

FINANCIAL INCOME (EXPENSES) AND HOLDING GAINS (LOSSES), NET

Financial and holding results showed a gain of ARP25.3 million, or 1.6% of net sales, for the fiscal year ended March 31, 2000, compared to a loss of ARP9.8 million, or 0.5% of net sales, for the fiscal year ended March 31, 1999. The variation was mainly due to the consolidation of the results of Confab, which generated a gain on exchange rates and higher yield of ARP35.0 million obtained from investments of surplus funds, as well as lower interest expense on financial debt.

OTHER INCOME (EXPENSES), NET

Other income (expenses) for the fiscal year ended March 31, 2000, were mainly generated by the voluntary job reductions implemented by Siderca (ARP12.7 million), and other income (expenses) for the fiscal year ended March 31, 1999, were mainly generated by the voluntary job reductions implemented by Siderca (ARP67.8 million) and the loss generated by the difference between the proportional equity value and the market price of the shares of Siderar distributed as dividends in kind (ARP33.7 million).

INCOME TAX

Siderca's subsidiaries reported an income tax charge of ARP20.0 million for the fiscal year ended March 31, 2000, compared to a charge of ARP19.0 million for the fiscal year ended March 31, 1999.

This amount represented estimated income taxes expected to be paid by Siat and Scrapservice. Siderca did not generate any charge for income tax in either fiscal year by utilizing income tax loss carryforwards.

EQUITY IN EARNINGS (LOSSES) OF INVESTEE COMPANIES

Siderca reported a loss on investments in investee companies of ARP17.9 million for the fiscal year ended March 31, 2000, compared to a gain of ARP115.8 million for the fiscal year ended March 31, 1999. This substantial decrease was primarily due to the returns on Siderca's investments in:

- Tamsa, which generated a gain to Siderca of ARP6.6 million for the fiscal year ended March 31, 2000, compared to a gain of ARP98.1 million for the fiscal year ended March 31, 1999;

- Dalmine, which generated a loss to Siderca of ARP52.4 million for the fiscal year ended March 31, 2000, compared to a gain of ARP28.8 million for the fiscal year ended March 31, 1999; and

- Siderar, which generated a loss to Siderca of ARP4.6 million for the fiscal year ended March 31, 2000, compared to a gain of ARP26.3 million for the fiscal year ended March 31, 1999.

These negative results were partially offset by a gain on Siderca's investment in Confab Tubos of ARP5.5 million for the fiscal year ended March 31, 2000.

The negative results derived from these investments resulted largely from the sharp fall in oil prices and the international market crisis that affected Siderca, Tamsa and Dalmine.

NET INCOME (LOSS)

Siderca reported a net loss of ARP62.9 million for the fiscal year ended March 31, 2000, compared to a net profit of ARP96.0 million for the fiscal year ended March 31, 1999. This decrease was primarily due to lower sales volume as a result of the crisis in the market for seamless steel pipe products that began to develop during the second half of the previous fiscal year and continued through the first half of the fiscal year, with a drastic reduction in global demand for many of Siderca's products precipitated by low oil prices and contraction in the Asian markets. Due to a steady recovery in the price of oil and a higher level of investments by oil companies during the second half of the fiscal year ended March 31, 2000, Siderca recorded an operating profit of ARP37.2 million compared to a loss of ARP53.8 million during the first half of the same fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

-----------------------------------------------------------------------------------
                                                                FOR THE SIX-MONTH
                                                              PERIOD ENDED JUNE 30,
                                                              ---------------------
    THOUSANDS OF CONSTANT JUNE 30, 2002 ARGENTINE PESOS        2002        2001
-----------------------------------------------------------------------------------
                                                                        (UNAUDITED)
Cash provided by operations.................................   95,191       215,090
Cash used in investment activities..........................  (52,792)      (48,874)
Cash provided by (used in) financing activities.............  273,426       (75,289)
                                                              ---------------------
Increase (decrease) in cash and cash equivalents............  315,825        90,927
Cash and cash equivalents at the beginning of period........  214,123        95,862
                                                              ---------------------
Cash and cash equivalents at the end of period..............  529,948       186,789
-----------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                       FOR THE NINE-MONTH
                                                       TRANSITION PERIOD        FOR THE FISCAL YEAR ENDED
                                                       ENDED DECEMBER 31,               MARCH 31,
                                                     ----------------------   ------------------------------
THOUSANDS OF CONSTANT JUNE 30, 2002 ARGENTINE PESOS    2001        2000         2001       2000       1999
------------------------------------------------------------------------------------------------------------
                                                                (UNAUDITED)
Cash provided by operations...................        421,604     167,017      266,104     98,260    498,006
Cash used in investment activities............       (115,439)   (302,776)    (385,538)  (150,704)  (101,955)
Cash provided by (used in) financing activities..    (187,552)    154,198      107,966    (98,127)  (410,781)
                                                     -------------------------------------------------------
Increase (decrease) in cash and cash equivalents...   118,613      18,439      (11,468)  (150,571)   (14,730)
Increase in cash and cash equivalents provided by
consolidation of certain companies............              -           -            -    165,278          -
Cash and cash equivalents at the beginning of
period........................................         95,510     106,977      106,977     92,271    107,001
                                                     -------------------------------------------------------
Cash and cash equivalents at the end of period..      214,123     125,416       95,509    106,978     92,271
------------------------------------------------------------------------------------------------------------

SIX MONTHS ENDED JUNE 30, 2002, COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

Cash and cash equivalents at June 30, 2002 totaled ARP529.9 million, reflecting an increase during the period of ARP315.8 million, and net financial debt amounted to ARP615.9 million. Additionally, funds in the trust fund outside Argentina established during 2001 to provide support for ongoing operations amounted to ARP424.3 million at June 30, 2002.

Cash provided by operations was ARP95.2 million, compared with cash provided by operations of ARP215.1 million in the same period of 2001.

Cash used in investment activities during the six months ended June 30, 2002, included ARP52.8 million for acquisitions of fixed and intangible assets.

Cash provided by financing activities was ARP273.4 million, consisting in new borrowings in the amount of ARP554.3 million, offset by repayments of bank loans in the amount of ARP258.3 million and a net decrease in minority interest in subsidiary companies in the amount of ARP22.6 million.

At June 30, 2002, Siderca had current investments in the form of cash deposits with high credit-quality financial institutions amounting to ARP177.4 million, compared to ARP129.7 million at June 30, 2001.

Net working capital at June 30, 2002, was ARP889.2 million, compared to ARP533.1 million at June 30, 2001. The reasons for this increase were an increase in cash and cash equivalents, trade receivables, other receivables and inventories, partially offset by a net increase in accounts payable, financial debt and others. For the six months ended June 30, 2002, and the other periods covered in this prospectus, Siderca's working capital was sufficient to satisfy its short-term liquidity needs.

Siderca's debt to total assets ratio, measured as total liabilities to total assets, was 0.36 to 1 at June 30, 2002, compared to 0.28 to 1 at June 30, 2001.

NINE-MONTH TRANSITION PERIOD ENDED DECEMBER 31, 2001, COMPARED TO THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000

Siderca's cash and cash equivalents at December 31, 2001, increased to ARP214.1 million from ARP125.4 million at December 31, 2000.

Cash provided by operations was ARP421.6 million, compared with an equivalent cash generation of ARP167.0 million in the same period of 2000. The principal uses of funds in investment activities during this period included ARP82.0 million for acquisitions of fixed and intangible assets and ARP33.4 million for acquisitions of additional shares in Tamsa. The increase in cash and cash equivalents was ARP118.6 million, contributing to a reduction in net financial debt from ARP463.7 million to ARP338.1 million over the period. In addition, Siderca funded a trust fund outside Argentina (payments from which are approved by an oversight committee of the trust fund) in the amount of ARP202.4 million to provide financial support for Siderca's normal operations by facilitating U.S. dollar payments abroad.

Cash flow used in financing activities was ARP187.6 million, consisting principally of a payment of cash dividends in the amount of ARP156.5 million, a net decrease in minority interest in subsidiary companies in the amount of ARP25.6 million and repayments of bank loans in the amount of ARP326.8 million, offset by new borrowings in the amount of ARP321.4 million.

At December 31, 2001, Siderca had current investments in the form of cash deposits with high credit-quality financial institutions amounting to ARP124.4 million, compared to ARP43.9 million at December 31, 2000.

Net working capital at December 31, 2001, was ARP362.8 million, compared to ARP441.9 million at December 31, 2000. The principal reasons for this reduction were an increase in accounts payable and other debts and a decrease in trade receivables, partially offset by a net increase in cash and cash equivalents and inventories. For this period and the other periods covered in this prospectus, Siderca's working capital was sufficient to satisfy its short-term liquidity needs.

Siderca's debt to total assets ratio was 0.31 to 1 at December 31, 2001, compared to 0.27 to 1 at December 31, 2000.

FISCAL YEAR ENDED MARCH 31, 2001, COMPARED TO FISCAL YEAR ENDED MARCH 31, 2000

Siderca's cash and cash equivalents at March 31, 2001, decreased to ARP95.5 million from ARP107.0 million at March 31, 2000.

Cash provided by operations was ARP266.1 million during the fiscal year ended March 31, 2001. The principal uses of funds in investment activities during this period included ARP253.0 million in property, plant and equipment and IT acquisitions and ARP132.6 million used mainly to acquire shares of Tamsa. Cash flow obtained from financing activities was ARP108.0 million, consisting principally of borrowings in the amount of ARP527.1 million and a net increase in minority interest in subsidiary companies in the amount of ARP19.4 million, offset by the payment of cash dividends in the amount of ARP293.5 million and repayments of bank loans in the amount of ARP145.0 million.

At March 31, 2001, Siderca had current investments in the form of cash deposits with high credit-quality financial institutions amounting to ARP21.0 million, compared to ARP88.3 million at March 31, 2000.

Net working capital at March 31, 2001, was ARP435.1 million, compared to ARP648.8 million at March 31, 2000. The principal reasons for this reduction were an increase in financial debt and accounts payable and a decrease in short term investments, partially offset by a net increase in cash and cash equivalents, trade receivables and inventories. For this period and the other periods covered in this prospectus, Siderca's working capital was sufficient to satisfy its short-term liquidity needs.

Siderca's debt to total assets ratio was 0.26 to 1 at March 31, 2001, compared to 0.16 to 1 at March 31, 2000.

FISCAL YEAR ENDED MARCH 31, 2000, COMPARED TO FISCAL YEAR ENDED MARCH 31, 1999

Siderca's cash and cash equivalents at March 31, 2000, increased to ARP107.0 million from ARP92.3 million at March 31, 1999. This change was mainly due to an increase of ARP165.3 million resulting from the inclusion of Confab after its acquisition in August 1999, partially offset by a decrease of ARP150.6 million generated by Siderca's activities.

Cash provided by operations was ARP98.3 million during the fiscal year ended March 31, 2000. The principal uses of funds in investment activities during this period included ARP65.6 million in property, plant and equipment and intangible asset acquisitions and ARP85.1 million in the acquisition of a controlling interest in Confab. Cash flow used in financing activities was ARP98.1 million, consisting principally of a payment of cash dividends in the amount of ARP97.8 million and repayments of bank loans in the amount of ARP186.5 million, partially offset by borrowings of ARP192.7 million.

At March 31, 2000, Siderca had current investments in the form of cash deposits with high credit-quality financial institutions amounting to ARP88.3 million, compared to ARP84.5 million at March 31, 1999.

Net working capital at March 31, 2000 was ARP648.8 million, compared to ARP595.6 million at March 31, 1999. The principal reasons for this increase were the inclusion of Confab after its acquisition, an increase in current trade receivables, a decrease in accounts payable and social and fiscal debts and other liabilities, partially offset by a net decrease in cash and cash equivalents resulting from the utilization of funds as described above and lower inventories.

Siderca's debt to total assets ratio was 0.16 to 1 at March 31, 2000, compared to 0.11 to 1 at March 31, 1999.

FINANCINGS

Siderca's consolidated financial debt at June 30, 2002, which is mainly denominated in foreign currency (except for bank overdrafts denominated in Argentine pesos in an amount of ARP22.2 million), was ARP1,145.9 million, compared to ARP561.3 million at June 30, 2001. Of this debt, ARP867.3 million was short-term and ARP278.6 million was long-term. The debt is held principally by Siderca (ARP384.5 million), Confab (ARP328.0 million), Siderca Denmark (ARP140.6 million), NKKTubes (ARP185.3 million), Siat (ARP39.7 million) and AlgomaTubes (ARP66.1 million).

As of June 30, 2002, Siderca had short-term loans totaling ARP867.3 million. Of this amount, ARP572.5 million were pre-export financing facilities with foreign financial institutions with an average maturity shorter than a year and an average interest rate of 4.7%. The remaining ARP294.8 million included short-term loans with an average interest rate of 4.0%.

As of June 30, 2002, Siderca, mainly through its subsidiaries NKKTubes and Confab, had long-term loans totaling ARP278.6 million.

In August 2000, Siderca entered into loan agreements and guarantees in connection with its investment in NKKTubes. See "Part Four--Information about Tenaris--Business--Subsidiaries--Seamless steel pipe manufacturers--NKKTubes."

Neither Siderca nor any of its subsidiaries has any limitation on investments in property, plant and equipment or in other companies. Dividend payments and repurchase of shares are not prohibited by any event of default or covenants under any present loan agreement. Siderca's subsidiary AlgomaTubes is required to comply with certain financial ratios related to interest coverage and leverage. At June 30, 2002, Siderca and its subsidiaries, including AlgomaTubes, were in compliance with all applicable financial and other covenants.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes Siderca's contractual obligations at June 30, 2002, and the effect such obligations are expected to have on its liquidity and cash flow in future periods:

-----------------------------------------------------------------------------------------------------
                                                         PAYMENTS DUE BY PERIOD AS OF JUNE 30, 2002
                                                       ----------------------------------------------
                                                                 LESS THAN    1-3     4-5    AFTER 5
 MILLIONS OF CONSTANT JUNE 30, 2002 ARGENTINE PESOS     TOTAL      1 YEAR    YEARS   YEARS    YEARS
-----------------------------------------------------------------------------------------------------
Contractual Obligations
   Short-Term Debt...................................    441.9       441.9       -        -         -
   Financial Long-Term Debt..........................    703.5       474.7   134.9     31.1      62.8
   Finance Lease Obligations.........................      0.5         0.2     0.3        -         -
                                                       ----------------------------------------------
Total Contractual Cash Obligations...................  1,145.9       916.8   135.2     31.1      62.8
-----------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                                      AMOUNT OF COMMITMENT
                                                                           EXPIRATION
                                                                 PER PERIOD AS OF JUNE 30, 2002
                                                       TOTAL    --------------------------------
                                                      AMOUNTS   LESS THAN   1-3    4-5   AFTER 5
MILLIONS OF CONSTANT JUNE 30, 2002 ARGENTINE PESOS   COMMITTED   1 YEAR    YEARS  YEARS   YEARS
------------------------------------------------------------------------------------------------
Other Commercial Commitments
   Guarantees(1)...................................       18.5       18.5      -      -        -
                                                     -------------------------------------------
Total Commercial Commitments.......................       18.5       18.5      -      -        -
------------------------------------------------------------------------------------------------

(1) See note 10(c) to Siderca's audited consolidated financial statements included in this prospectus.

Siderca had no off-balance sheet commitments at June 30, 2002.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Siderca's operating and financial review and prospects are based on Siderca's consolidated financial statements, which have been prepared in accordance with Argentine GAAP. The use of Argentine GAAP as opposed to U.S. GAAP has an impact on Siderca's critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of consolidated net income (loss) for the periods ended June 30, 2002, December 31, 2001 and March 31, 2001, and the determination of consolidated shareholders' equity and consolidated financial position as of June 30, 2002, and December 31, 2001. Note 17 to Siderca's audited consolidated financial statements included in this prospectus provides a reconciliation to U.S. GAAP of Siderca's results of operations and shareholders' equity.

The preparation of these financial statements requires Siderca to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Siderca evaluates its estimates, including those related to bad debts, valuation of long-lived and intangible assets and goodwill, reserve for obsolescence and contingencies. Siderca bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Siderca believes the following critical accounting policies and estimates affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

REVENUE RECOGNITION

Net sales in the consolidated statements of income are equal to gross sales from operations, net of sales returns and discounts. Revenue from sales is recognized upon transfer of ownership, which usually takes place upon delivery of the related goods.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

Siderca's management makes estimates of the uncollectability of its accounts receivable, including receivables from government entities. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation to Siderca), Siderca's estimates of the recoverability of amounts due to it could be reduced by a material amount.

INVENTORY OBSOLESCENCE RESERVE

Siderca's management also makes estimates for obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon inventory turnover levels and assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

LOSS CONTINGENCIES

Loss contingencies are accrued when it is reasonably certain that the loss will be incurred, but uncertainty exists relating to the amount or the date on which they will arise. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available as of the date of preparation of the financial statements.

GOODWILL

Siderca's business acquisitions typically result in goodwill, which affect the amount of future period amortization expense and possible impairment expense that Siderca will incur. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect

Siderca's consolidated financial statements. Negative goodwill recognized by Siderca, which amounted to ARP23.7 million as of December 31, 2001, and ARP26.5 million as of June 30, 2002, is amortized by the straight-line method over a period of three years.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED

Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

NET INCOME (LOSS) AND SHAREHOLDERS' EQUITY INFORMATION ON A U.S. GAAP BASIS

Siderca's financial statements have been prepared in accordance with Argentine GAAP, which, as applied to Siderca, differ in significant respects from U.S. GAAP.

Under U.S. GAAP, Siderca recorded net income of ARP354.4 million for the six-month period ended June 30, 2002 (compared to net income of ARP1,608.9 million under Argentine GAAP), net income of ARP133.9 million for the six-month period ended June 30, 2001 (compared to net income of ARP142.1 million under Argentine GAAP), ARP253.4 million for the transition period ended December 31, 2001 (compared to net income of ARP232.4 million under Argentine GAAP), net income of ARP213.4 million for the fiscal year ended March 31, 2001 (compared to net income of ARP188.4 million under Argentine GAAP), net loss of ARP101.7 million for the fiscal year ended March 31, 2000 (compared to net loss of ARP62.9 million under Argentine GAAP), and net income of ARP243.5 million for the fiscal year ended March 31, 1999 (compared to net income of ARP96.0 million under Argentine GAAP). The principal differences between Argentine GAAP and U.S. GAAP that affected Siderca's results of operations were:

- differences in the basis of Siderca's investments;

- foreign currency translation adjustments;

- foreign exchange differences;

- the effects on depreciation and amortization of the different bases for determination of the underlying net asset acquired and the goodwill on the combination of businesses which have been treated on the purchase method;

- vacation accrual;

- accounting for voluntary terminations;

- changes in the derivative's fair value;

- valuation of inventories;

- revenue recognition;

- the recognition of net operating tax loss carryforwards;

- differences in recognition of goodwill;

- differences in recognition of available-for-sale financial assets' changes in fair value; and

- the effects on deferred taxes, investments carried under the equity method and minority interest of the above reconciling items.

Shareholders' equity determined in accordance with U.S. GAAP was ARP3,570.6 million as of June 30, 2002, ARP2,495.6 million as of June 30, 2001, ARP3,008.8 million as of December 31, 2001, ARP2,426.6 million as of March 31, 2001, and ARP2,535.1 million as of March 31, 2000. The principal differences affecting the determination of shareholders' equity are those described above.

For a discussion of the principal differences between Argentine and U.S. GAAP as they relate to Siderca's consolidated net income (loss) and shareholders' equity, see note 16 to Siderca's audited financial statements included in this prospectus. For a quantitative reconciliation of these differences, see note 17 to Siderca's audited financial statements included in this prospectus.

RECENT DEVELOPMENTS

On July 26, 2002, Siderca announced a cash dividend of ARP180.0 million (ARP0.18 per share), which was paid on August 5, 2002. Shareholders were given the option to elect to receive their dividend in U.S. dollars at an exchange rate of ARP3.65 per U.S. dollar, which was the bank selling rate offered by Banco de la Nacion Argentina for converting Argentine pesos into U.S. dollars at the close of business on July 25, 2002. No assurances are given that Siderca will provide such an option with respect to the currency of payment of any cash dividends in the future.

                                RISK MANAGEMENT

The following discussion concerning Siderca's risk management activities includes forward contracts and other derivatives that involve risks and uncertainties. Actual results could differ due to the nature of these financial transactions. The analysis shown below presents the hypothetical loss/earnings on the fair value of the financial instruments and derivative instruments which were held by Siderca at June 30, 2002, and are sensitive to changes in interest rates and foreign exchange rates. None of these instruments are held for trading purposes. In the ordinary course of business, Siderca also faces risks with respect to financial instruments that are either non-financial or non-quantifiable; these risks principally include country risk and credit risk and are not presented in the following analysis. The risk analysis sets forth the sensitivity of Siderca's financial instruments to selected changes in interest rates and foreign exchange rates.

INTEREST RATE SENSITIVITY

Siderca's exposure to market risk for changes in interest rates is limited because substantially all of its indebtedness accrues interest at fixed rates. Siderca has debt at fixed rates. Siderca generally does not undertake any specific actions to cover its exposure to interest rate risk and was not a party to any interest rate risk management transactions at June 30, 2002.

The following table provides information about Siderca's short- and long-term debt obligations at June 30, 2002.

--------------------------------------------------------------------------------
                                                              CARRYING    FAIR
                MILLIONS OF ARGENTINE PESOS                    VALUE      VALUE
--------------------------------------------------------------------------------
Financial instrument
   Short-term debt obligations..............................    867.3      867.3
   Long-term debt obligations...............................    278.6      278.6
                                                              ------------------
Total.......................................................  1,145.9    1,145.9
--------------------------------------------------------------------------------

Since short- and long-term debt involve fixed rates that approximate market rates, no difference arises in fair value effect.

At June 30, 2002, Siderca's temporary investment portfolio consisted primarily of fixed short-term deposits. Given the short-term nature of these instruments, an increase in interest rates would not significantly decrease their market value. With regard to long-term investments (trust funds), an increase in interest rates would not significantly decrease their market value because most of the underlying assets of the trust funds are short-term in nature.

FOREIGN EXCHANGE RATE RISK

Siderca continuously monitors its economic exposure to changes in foreign exchange rates.

The contracts summarized below were outstanding as of June 30, 2002:

FOREIGN EXCHANGE FORWARD PURCHASES (SALES)

--------------------------------------------------------------------------------------------------------------------------------
                                                                                     CONTRACTUAL       END OF
                                                                     CONTRACTUAL       FORWARD         PERIOD
                                                                       FORWARD         AMOUNT         FORWARD
                                                                         RATE        RECEIVABLE         RATE           FAIR
                       NOTIONAL AMOUNT IN   INCEPTION   SETTLEMENT    (UNITS PER    (PAYABLE) (IN    (UNITS PER      VALUE (IN
                        FOREIGN CURRENCY      DATE         DATE      U.S. DOLLAR)   U.S. DOLLARS)   U.S. DOLLAR)   U.S. DOLLARS)
--------------------------------------------------------------------------------------------------------------------------------
EURO/USD.............      E(3,000,000.0)   24-May-02   29-Jul-02         1.0916       (2,748,300)        1.0100        (221,009)
EURO/USD.............      E(6,900,000.0)   24-May-02   16-Sep-02         1.0939       (6,307,980)        1.0122        (502,450)
EURO/USD.............      E(3,000,000.0)   31-May-02   28-Aug-02         1.0736       (2,794,350)        1.0113        (170,492)
EURO/USD.............      E(3,000,000.0)   31-May-02   20-Dec-02         1.0789       (2,780,700)        1.0164        (166,498)
EURO/USD.............      E(2,500,000.0)   21-Jun-01   21-Oct-02         1.0421       (2,399,000)        1.0138         (65,843)
JPY/USD..............   JPY1,273,251,901    17-Jul-01   15-Jul-02       120.0800       10,603,364       119.3800          62,031
                                                                                    -------------                  -------------
                                                                                       (6,426,966)                    (1,064,262)
--------------------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE CALL OPTIONS

---------------------------------------------------------------------------------------------------------------------
                       CALL CURRENCY   PUT CURRENCY    STRIKE PRICE                              PREMIUM
                        AMOUNT (IN      AMOUNT (IN      (UNITS PER       OPTION     EXPIRATION   (IN U.S.
CALL/PUT               JAPANESE YEN)   U.S. DOLLARS)   U.S. DOLLARS)   START DATE      DATE      DOLLARS)     TYPE
---------------------------------------------------------------------------------------------------------------------
JPY/USD..............    523,000,000       4,279,869          122.20    05/11/01      07/31/02   337,682    OTC
                                                                                                            European-
                                                                                                            style
JPY/USD..............    605,969,799       9,139,290          124.70    05/23/02      07/08/02    62,867    OTC
                                                                                                            European-
                                                                                                            style
---------------------------------------------------------------------------------------------------------------------

---------------------  -------------
                           FAIR
                         VALUE (IN
CALL/PUT               U.S. DOLLARS)
---------------------  -------------
JPY/USD..............        222,272
JPY/USD..............        260,922
--------------------------------------------------

The total fair value of Siderca's foreign exchange rate contracts is a loss of USD0.6 million. At June 30, 2002, Siderca's net monetary position in currencies other than the U.S. dollar and subject to foreign currency exchange rate fluctuations amounted to negative ARP184.2 million. The exposure amount is determined based on the monetary position of Siderca and its subsidiaries and primarily reflects Japanese yen-denominated debt, reduced by Siderca's assets in the same currency, plus other non-U.S. dollar denominated assets (mainly euro-denominated and Canadian dollar-denominated receivables and Brazilian real-denominated assets). At June 30, 2002, Siderca's net monetary position in U.S. dollars amounted to ARP378.8 million.

                                    PART SIX
                            INFORMATION ABOUT TAMSA

                                    OVERVIEW

The following description includes information excerpted from Tamsa's annual report on Form 20-F for the fiscal year ended December 31, 2001. Additional information regarding Tamsa is available in these and Tamsa's other filings with the SEC, some of which are incorporated into this prospectus by reference. You may inspect these filings and obtain copies as described in "Part Nine--Additional Information for Shareholders--Where You Can Find More Information" beginning on page IX-1.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial and other data for Tamsa should be read in conjunction with the information about Tamsa and the consolidated financial statements and the notes thereto included in this prospectus, and are qualified in their entirety by reference to the information therein.

The selected historical consolidated financial data of Tamsa have been derived from its consolidated financial statements, which are prepared in accordance with Mexican GAAP (unless otherwise indicated) for each of the periods and at the dates indicated. Tamsa's consolidated financial statements as of June 30, 2002, December 31, 2001, 2000 and for the six-month period ended June 30, 2002, and for the years ended December 31, 2001, 2000 and 1999, included in this prospectus have been audited by PricewaterhouseCoopers, independent accountants in Mexico. Tamsa's results for the six-month period ended June 30, 2002, are not necessarily indicative of the results for the year ending December 31, 2002, or any other period. Tamsa's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. See note 12 to Tamsa's audited financial statements included in this prospectus, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Tamsa's financial statements and a reconciliation to U.S. GAAP of net income (loss) and total shareholders' equity for the periods indicated therein. The selected audited historical consolidated financial data of Tamsa are stated in constant Mexican pesos as of June 30, 2002. For a discussion of the currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see "Part Nine--Additional Information for Shareholders" and "Presentation of Certain Financial and Other Information."

---------------------------------------------------------------------------------------
                                                              FOR THE SIX-MONTH PERIOD
            THOUSANDS OF CONSTANT JUNE 30, 2002                    ENDED JUNE 30,
            MEXICAN PESOS, EXCEPT SHARE AND PER               -------------------------
                       SHARE AMOUNTS                             2002          2001
---------------------------------------------------------------------------------------
                                                                            (UNAUDITED)
SELECTED CONSOLIDATED INCOME STATEMENT DATA

MEXICAN GAAP
Net sales...................................................    3,004,486     3,555,950
Cost of products sold.......................................   (1,832,291)   (2,088,752)
Selling, general and administrative expenses................     (545,286)     (653,930)
                                                              -------------------------
Operating profit............................................      626,909       813,268
Comprehensive financing income (cost).......................     (165,180)        1,882
Other income (expenses), net................................       (4,255)        2,464
Income tax, asset tax and employees' statutory profit
   sharing..................................................       42,774      (292,859)
Equity in loss of associated companies(1)...................       (2,261)      (45,547)
                                                              -------------------------
Income (loss) before the following items....................      497,987       479,208
Cumulative effect of change in accounting principle(2)......            -       (11,231)
                                                              -------------------------
Net income (loss)...........................................      497,987       467,977
                                                              -------------------------

Weighted average number of shares outstanding(3)............  339,284,120   339,284,120
Net earnings (loss) per share before the following items....         1.47          1.41
Cumulative effect of change in accounting principle.........            -         (0.03)
                                                              -------------------------
Earnings (loss) per share(4)................................         1.47          1.38
                                                              -------------------------

U.S. GAAP(4)
Net sales...................................................    3,081,434     3,483,140
Cost of sales...............................................   (1,839,131)   (2,061,365)
Operating income (loss).....................................      697,017       767,845
Net income (loss)...........................................      596,122       556,947
Earnings (loss) per share...................................         1.76          1.64
---------------------------------------------------------------------------------------

(1) Mainly corresponding to Tamsa's equity participation in Amazonia. See note 11 to Tamsa's interim consolidated financial statements included in this prospectus.
(2) Corresponds to the net effect at the beginning of the year from changes in the accounting principles, as a result of the adoption of Statement C-2, effective January 1, 2001, which establishes the accounting treatment for derivatives and financial instruments.
(3) Amounts exclude 3,650,000 shares for the first six months of 2001 and 2002 held since November 30, 1988, by a wholly-owned subsidiary of Tamsa. On July 10, 2001, each outstanding share of Tamsa's common stock was split into five shares; concurrently, the ADR ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa's interim consolidated financial statements included in this prospectus.
(4) Basic earnings (loss) per share and diluted earnings (loss) per share are identical.

---------------------------------------------------------------------------------------------------------
THOUSANDS OF CONSTANT JUNE 30, 2002                     FOR THE YEAR ENDED DECEMBER 31,
MEXICAN PESOS, EXCEPT SHARE AND PER   -------------------------------------------------------------------
SHARE AMOUNTS                            2001          2000          1999          1998          1997
---------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED INCOME
STATEMENT DATA
MEXICAN GAAP
Net sales...........................    6,698,756     6,275,394     4,955,173     8,029,152     8,934,257
Cost of products sold...............   (3,949,394)   (4,108,798)   (3,496,344)   (4,704,182)   (5,242,372)
Selling, general and administrative
expenses............................   (1,251,363)   (1,140,988)     (914,661)     (989,038)   (1,038,557)
                                      -------------------------------------------------------------------
Operating profit....................    1,497,999     1,025,608       544,166     2,335,932     2,653,328
Comprehensive financing (cost)
   income...........................      (40,885)      (85,974)     (141,809)     (475,541)       14,635
Other income (expenses), net........      (26,055)       (9,592)       13,579        10,190        10,078
Income tax, asset tax and employees'
statutory profit sharing............     (575,504)     (469,701)     (395,459)     (802,679)   (1,020,550)
Gain on sale of subsidiary(1).......            -             -             -       512,140             -
Equity in loss of associated
   companies(2).....................     (282,485)      (51,081)     (368,129)     (226,644)      (19,409)
                                      -------------------------------------------------------------------
Income (loss) before the following
   items............................      573,070       409,260      (347,652)    1,353,398     1,638,082
Extraordinary item(3)...............            -             -       257,477       547,751       651,773
Cumulative effect of change in
accounting principle(4).............      (11,231)            -             -             -             -
                                      -------------------------------------------------------------------
Net income (loss) for the year......      561,839       409,260       (90,175)    1,901,149     2,289,855
                                      -------------------------------------------------------------------
Weighted average number of shares
outstanding(5)......................  339,284,120   339,284,120   339,409,820   345,467,065   346,107,940
Net earnings (loss) per share before
the following items.................         1.69          1.21         (1.03)         3.92          4.74
Extraordinary item..................            -             -          0.76          1.58          1.88
Cumulative effect of change in
accounting principle................        (0.03)            -             -             -             -
                                      -------------------------------------------------------------------
Earnings (loss) per share...........         1.66          1.21         (0.27)         5.50          6.62
                                      -------------------------------------------------------------------
U.S. GAAP(6)
Net sales...........................    6,704,882     5,994,729     4,955,173
Cost of sales.......................   (4,000,323)   (3,956,548)   (3,560,531)
Operating income....................    1,453,196       897,193       479,981
Net income (loss)...................      713,436       486,007       (33,397)
Earnings (loss) per share...........         2.10          1.43         (0.10)
---------------------------------------------------------------------------------------------------------

(1) Income from the sale of TF de Mexico, S.A. de C.V., a subsidiary of Tamsa.
(2) Mainly corresponding to Tamsa's equity participation in Amazonia. See Note 11a to Tamsa's audited consolidated financial statements included in this prospectus.
(3) Mainly a tax benefit from the utilization of tax losses incurred in previous years.
(4) Corresponds to the net effect at the beginning of the year from changes in the accounting principles, as a result of the adoption of Statement C-2, effective January 1, 2001, which establishes the accounting treatment for derivatives and financial instruments.
(5) Amounts exclude 5,000,000 shares for 1997, and 3,650,000 shares for 1998, 1999, 2000 and 2001 held since November 30, 1988, by a wholly-owned subsidiary of Tamsa. As of June 16, 1993, an additional 66,978,000 shares of common stock were issued and paid in. On November 1, 1991, 35,000,000 shares of common stock were issued. During 1997, 7,982,910 of these shares were converted, and the remaining 27,017,090 shares were canceled. Additionally, 351,790 shares and 1,001,790 shares held in treasury were canceled during 1997 and 1998, respectively. Tamsa purchased 10,100,000 shares which were canceled on April 28, 1999. On July 10, 2001, each outstanding share of Tamsa's common stock was split into five shares; concurrently, the ADR ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa's audited consolidated financial statements included in this prospectus.
(6) Amounts in 2000 and 1999 have been restated as described in note 12 to Tamsa's audited consolidated financial statements included in this prospectus.

---------------------------------------------------------------------------------------
                                                                     AT JUNE 30,
THOUSANDS OF CONSTANT JUNE 30, 2002 MEXICAN                   -------------------------
PESOS, EXCEPT SHARE AND PER SHARE AMOUNTS                        2002          2001
---------------------------------------------------------------------------------------
                                                                            (UNAUDITED)
SELECTED CONSOLIDATED BALANCE SHEET DATA
MEXICAN GAAP
Current assets..............................................    4,861,255     3,839,096
Investments in associated companies.........................      561,494       860,821
Property, plant and equipment, net..........................    8,022,829     7,504,197
Other assets................................................       75,542        61,978
                                                              -------------------------
Total assets................................................   13,521,120    12,266,092
                                                              -------------------------
Current liabilities.........................................    1,899,016     2,590,878
Long-term debt..............................................    1,083,728        25,165
Other liabilities(1)........................................    2,491,964     2,266,039
                                                              -------------------------
Total liabilities...........................................    5,474,708     4,882,082
                                                              -------------------------
Equity of majority shareholders.............................    8,052,218     7,343,225
Minority interest in consolidated subsidiaries..............       (5,806)       40,785
                                                              -------------------------
Total shareholders' equity..................................    8,046,412     7,384,010
                                                              -------------------------

Weighted average number of shares outstanding(2)............  339,284,120   339,284,120
Total shareholders' equity per share........................        23.72         21.76

U.S. GAAP
Total assets................................................   16,049,494    15,125,110
Net assets..................................................    8,876,856     8,340,425
Total shareholders' equity..................................    8,888,364     8,299,644
Total shareholders' equity per share........................        26.20         24.46
---------------------------------------------------------------------------------------

(1) Includes a deferred tax liability in the first six months of 2001 and 2002 resulting from the adoption of Statement D-4 (deferred income tax) under Mexican GAAP effective January 1, 2000.
(2) Amounts exclude 3,650,000 shares for the first six months of 2001 and 2002 held since November 30, 1988, by a wholly-owned subsidiary of Tamsa. On July 10, 2001, each outstanding share of Tamsa's common stock was split into five shares; concurrently, the ADR ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa's interim consolidated financial statements included in this prospectus.

----------------------------------------------------------------------------------------------------------------
                                                                       AT DECEMBER 31,
THOUSAND OF CONSTANT JUNE 30, 2002 MEXICAN   -------------------------------------------------------------------
PESOS, EXCEPT SHARE AND PER SHARE AMOUNTS       2001          2000          1999          1998          1997
----------------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED BALANCE SHEET DATA
MEXICAN GAAP
Current assets.............................    3,839,569     3,894,451     3,863,538     5,228,205     4,580,995
Investments in associated companies........      596,517     1,005,303       806,753     1,331,762       115,116
Property, plant and equipment, net.........    7,697,987     7,532,743     8,076,141     9,290,311     9,056,051
Other assets...............................       79,077             -             -             -             -
                                             -------------------------------------------------------------------
Total assets...............................   12,213,150    12,432,497    12,746,432    15,850,278    13,752,162
                                             -------------------------------------------------------------------
Current liabilities........................    1,205,843     1,444,450     2,202,227     2,576,388     1,456,384
Long-term debt.............................    1,322,060     1,025,679             -       646,820     1,386,214
Other liabilities(1).......................    2,278,052     2,401,639       161,416       176,421       115,390
                                             -------------------------------------------------------------------
Total liabilities..........................    4,805,955     4,871,768     2,363,643     3,399,629     2,957,988
                                             -------------------------------------------------------------------
Equity of majority shareholders............    7,378,208     7,530,588    10,352,693    12,383,448    10,783,077
Minority interest in consolidated
subsidiaries...............................       28,987        30,141        30,096        67,201        11,097
                                             -------------------------------------------------------------------
Total shareholders' equity.................    7,407,195     7,560,729    10,382,789    12,450,649    10,794,174
                                             -------------------------------------------------------------------

Weighted average number of shares
outstanding(2).............................  339,284,120   339,284,120   339,409,820   345,467,065   346,107,940
Total shareholders' equity per share.......        21.83         22.28         30.59         36.04         31.19

U.S. GAAP(3)
Total assets...............................   15,110,988    14,943,510    14,704,982
Net assets.................................    8,440,408     8,313,175     8,400,734
Total shareholders' equity.................    8,411,421     8,283,036     8,370,638
Total shareholders' equity per share.......        24.79         24.41         24.66
----------------------------------------------------------------------------------------------------------------

(1) Includes a deferred tax liability in 2000 and 2001 resulting from the adoption of Statement D-4 (deferred income tax) under Mexican GAAP effective January 1, 2000.
(2) Amounts exclude 5,000,000 shares for 1997, and 3,650,000 shares for 1998, 1999, 2000 and 2001 held since November 30, 1988, by a wholly-owned subsidiary of Tamsa. As of June 16, 1993, an additional 66,978,000 shares of common stock were issued and paid in. On November 1, 1991, 35,000,000 shares of common stock were issued. During 1997, 7,982,910 of these shares were converted, and the remaining 27,017,090 shares were canceled. Additionally, 351,790 shares and 1,001,790 shares held in treasury were canceled during 1997 and 1998, respectively. Tamsa purchased 10,100,000 shares which were canceled on April 28, 1999. On July 10, 2001, each outstanding share of Tamsa's common stock was split into five shares; concurrently, the ADR ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa's audited consolidated financial statements included in this prospectus.
(3) Amounts in 2000 and 1999 have been restated as described in note 12 to Tamsa's audited consolidated financial statements included in this prospectus.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

Tamsa is the sole producer and supplier in Mexico of various types of seamless steel pipe. Tamsa's principal finished products are seamless steel casing and tubing, seamless steel line pipe and various other mechanical and structural seamless pipes for different uses. Tamsa has an annual installed capacity of 780,000 tons of finished products, and exports more than 70% of its production to over 50 countries worldwide.

Demand for Tamsa's products depends primarily upon the type and level of domestic and international oil and gas drilling activity, which in turn is substantially influenced by the level of oil prices and by the political and economic developments in countries with high drilling activity. Historically, Pemex has been Tamsa's largest customer by a significant margin. Sales to Pemex fluctuate in response to changes in Pemex's investment program, which historically decreases when oil prices experience a significant fall. Any increase in drilling activity as a result of larger investment programs does not necessarily result in increased demand for pipe.

Faced with declining sales to Pemex during the 1980s, Tamsa aggressively pursued opportunities in export markets. In order to be competitive in these markets in terms of price and quality, Tamsa increased its emphasis on efficiency and quality assurance. The growth of Tamsa's exports has made its revenues less dependent on conditions within Mexico. In addition, while the ratio of export revenues to total revenues is lower than the ratio of export volumes to total volumes, exports, which are typically invoiced in dollars, have increased Tamsa's dollar revenue base and reduced the exchange rate risk associated with dollar denominated liabilities and incurring dollar denominated expenses. However, exports to Venezuela, one of Tamsa's main export markets, as well as sales in Venezuela by Tavsa, began to suffer in the last quarter of 2001 and continue to suffer to date, due to recent adverse political and economic developments in that country.

For a more complete description of Tamsa's business and market position and of the competitive and other factors that could affect Tamsa's financial condition and results of operation, see the information about Tamsa incorporated by reference into this prospectus.

OPERATING RESULTS

The following discussion should be read in conjunction with Tamsa's consolidated financial statements and the notes thereto included in this prospectus. Tamsa prepares its financial statements in conformity with Mexican GAAP, which differ in some important respects from U.S. GAAP. See note 12 to Tamsa's audited consolidated financial statements included in this prospectus for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Tamsa and for a reconciliation of net income (loss) and total shareholders' equity for the periods and at the dates indicated. Mexican GAAP require that these consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and its amendments. Unless otherwise noted, all data in the consolidated financial statements and the financial information derived therefrom included in this discussion and all other Tamsa financial data included throughout this prospectus and relating to dates or periods covered by the financial statements, have been restated in constant Mexican pesos as of June 30, 2002. See "Part Nine--Additional Information for Shareholders" and "Presentation of Certain Financial and Other Information."

The following table sets forth Tamsa's operating and other costs and expenses as a percentage of net sales for the periods indicated.

------------------------------------------------------------------------------------------------
                                                  FOR THE SIX-MONTH PERIOD    FOR THE YEAR ENDED
                                                       ENDED JUNE 30,            DECEMBER 31,
                                                  -------------------------   ------------------
PERCENTAGE OF NET SALES                             2002               2001   2001   2000   1999
------------------------------------------------------------------------------------------------
                                                                (UNAUDITED)
Net sales.......................................    100                100     100    100    100
Operating cost and expenses:
Cost of products sold...........................    (61)               (59)    (59)   (66)   (71)
Selling, general and administrative expenses....    (18)               (18)    (19)   (18)   (18)
                                                  ----------------------------------------------
Total operating cost and expenses...............    (79)               (77)    (78)   (84)   (89)
                                                  ----------------------------------------------
Operating profit................................     21                 23      22     16     11
Comprehensive financing result..................     (6)                 0      (1)    (1)    (3)
Other income (expenses), net....................      0                  0       0      0      0
                                                  ----------------------------------------------
Income before taxes, employees' statutory profit
sharing, equity in associated companies and
extraordinary item..............................     15                 23      21     15      8
Income tax, asset tax and employees' statutory
profit sharing and deferred income tax..........      1                 (8)     (9)    (7)    (8)
Equity in loss of associated companies..........      0                 (1)     (4)    (1)    (7)
Extraordinary item..............................      -                  -       -      -      5
Cumulative effect of change in accounting
principle.......................................      -                  0       -      -      -
                                                  ----------------------------------------------
Net income (loss)...............................     17                 13       8      7     (2)
------------------------------------------------------------------------------------------------

The following table shows Tamsa's total sales volume by product and market for the periods indicated.

-----------------------------------------------------------------------------------------------
                                         FOR THE SIX-MONTH PERIOD       FOR THE YEAR ENDED
                                              ENDED JUNE 30,               DECEMBER 31,
                                         ------------------------   ---------------------------
TONS                                          2002           2001      2001      2000      1999
-----------------------------------------------------------------------------------------------
              (UNAUDITED)
Domestic pipe sales (Mexico)
   Sales to oil-related customers......    40,101         33,100     82,546    76,172    84,310
   Sales to non-oil related
     customers.........................    21,008         31,589     56,179    90,896    79,432
Export sales (substantially all to
oil-related customers) and Tavsa.......   274,107        327,651    575,129   498,696   276,072
Other products and Riga................     9,957          7,849     19,091    14,186     7,309
                                         ------------------------------------------------------
Total sales............................   345,173        400,189    732,945   679,950   447,123
-----------------------------------------------------------------------------------------------

The following table shows the geographic distribution of Tamsa's exports as a percentage of total export sales volume for the periods indicated.

--------------------------------------------------------------------------------------------------
                                           FOR THE SIX-MONTH PERIOD ENDED      FOR THE YEAR ENDED
                                                      JUNE 30,                    DECEMBER 31,
                                          --------------------------------    --------------------
              PERCENTAGES                      2002              2001         2001    2000    1999
--------------------------------------------------------------------------------------------------
                                           (UNAUDITED)
North America...........................        15                19            17      19      21
Latin America...........................        13                32            30      34      23
Africa..................................        20                11            10      12      19
Europe..................................        12                11             9       6      10
Middle East.............................        30                18            24      19      21
Far East................................        10                 9            10      10       6
                                          --------------------------------------------------------
                                               100               100           100     100     100
--------------------------------------------------------------------------------------------------

The tables below show Tamsa's net sales by market and product for the periods indicated.

---------------------------------------------------------------------------------------
                                                              FOR THE SIX-MONTH PERIOD
                                                                   ENDED JUNE 30,
                                                              -------------------------
     THOUSANDS OF CONSTANT JUNE 30, 2002 MEXICAN PESOS           2002          2001
---------------------------------------------------------------------------------------
                                                                            (UNAUDITED)
Domestic pipe sales (Mexico)................................     761,617       850,074
Export pipe sales and Tavsa.................................   2,133,480     2,590,108
Other products and Riga.....................................     109,389       115,768
                                                              -------------------------
Total sales.................................................   3,004,486     3,555,950
---------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                           ---------------------------------
    THOUSANDS OF CONSTANT JUNE 30, 2002 MEXICAN PESOS        2001        2000        1999
--------------------------------------------------------------------------------------------
Domestic pipe sales (Mexico).............................  1,888,303   2,253,509   2,446,958
Export pipe sales and Tavsa..............................  4,511,102   3,805,543   2,370,119
Other products and Riga..................................    299,351     216,342     138,096
                                                           ---------------------------------
Total sales..............................................  6,698,756   6,275,394   4,955,173
--------------------------------------------------------------------------------------------

SIX MONTHS ENDED JUNE 30, 2002, COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

SALES VOLUME

Sales volume during the six months ended June 30, 2002, totaled 345,173 tons, compared to 400,189 tons in the same period of 2001, representing a decrease of 13.7%. This decrease was mainly due to lower sales volume in the export market, the non-oil domestic market and at Tavsa, partially offset by higher sales in the domestic petroleum pipe market. Although for most of the year to date oil prices have remained at levels which, under typical circumstances, would be expected to result in sustained levels of investment in oil and gas drilling worldwide, demand for seamless steel pipes for the rest of the year is currently expected to be lower than the levels recorded in 2001 as a result of increased uncertainty about the future level of oil prices given the possibility of military action or other events in the Middle East, as well as the continuing weakness of recovery in demand in the main industrialized economies.

Domestic sales volume to oil-related customers totaled 40,101 tons in the first half of 2002, compared to 33,100 tons in the same period of 2001. This increase of 21.2% was due to higher demand from Pemex reflecting a recovery in investment activity from the low levels of the first half of 2001. Sales volume to non-oil related domestic customers decreased by 33.5%, totaling 21,008 tons in the first half of 2002, compared to 31,589 tons during the same period of 2001. The decrease was mainly due to a contraction of industrial production in the Mexican economy, coupled with a slow recovery in the U.S. economy, affecting the automotive, mechanical and industrial sectors.

Export sales volume in the first half of 2002 totaled 258,862 tons, compared to 305,028 tons in the same period of 2001. This 15.1% decrease was due to reduced drilling activity in South America, mainly in Venezuela.

Tavsa's sales volume totaled 15,245 tons in the six months ended June 30, 2002, representing a 32.6% decrease compared to 22,623 tons in the same period of 2001. This decrease is the result of adverse economic and political conditions in Venezuela that affected and are expected to continue to affect the oil sector, as well as the reduction in oil production mandated by OPEC.

Riga's sales volume during the six months ended June 30, 2002, totaled 4,110 tons of weldable pipe fittings. Sales volume of steel bars decreased to 5,847 tons during the first half of 2002, compared to 7,849 tons in the same period of 2001, reflecting a significant reduction in Tamsa's shipments of steel bars to AlgomaTubes.

NET SALES

During the six months ended June 30, 2002, net sales were MXP3,004,486 thousand, a decrease of 15.5% compared to the same period of 2001. The decrease in net sales was mainly attributable to lower sales volume in the export market, the non-oil domestic market and at Tavsa, partially offset by higher sales in the domestic petroleum pipe market.

COST OF PRODUCTS SOLD

Cost of products sold, expressed as a percentage of net sales, was 61.0% in the six months ended June 30, 2002, compared to 58.7% in the same period of 2001. This increase was due to higher depreciation expenses at Tamsa and Tavsa, increases in raw material and electricity prices and an increase in labor cost as a result of a wage increase for Tamsa's unionized employees granted on April 2002, but effective retroactively as of March 2002.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A in the six months ended June 30, 2002, as a percentage of net sales, was 18.1%, compared to 18.4% in the same period of 2001. Selling expenses represented 10.8% of net sales in the first half of 2002 compared to 11.2% in the same period of 2001. General and administrative expenses in the first half of 2002 remained stable at 7.3% of total sales compared to 7.2% in the same period of 2001. In absolute terms, general and administrative expenses decreased 14.5% during the first half of 2002 compared to the same period of 2001.

COMPREHENSIVE FINANCING RESULT

Tamsa's comprehensive financing cost during the six months ended June 30, 2002, was MXP165,180 thousand, compared to comprehensive financing income of MXP1,882 thousand in the same period of 2001. The main factor that contributed to this change was an exchange-related loss of MXP168,561 thousand resulting from a devaluation in the Venezuelan Bolivar (as Tavsa's debt is denominated in U.S. dollars), compared to an exchange-related gain of MXP30,360 thousand due to an appreciation of the Mexican peso during the same period of 2001. This exchange-related loss was partially offset by lower net interest expenses of MXP22,945 thousand in the first half of 2002, compared to MXP36,134 thousand in the same period of 2001, and a monetary gain of MXP26,326 thousand in the first half of 2002, compared to a monetary gain of MXP7,656 thousand in the same period of 2001.

OTHER INCOME (EXPENSES), NET

During the six months ended June 30, 2002, other income and expenses totaled net expenses of MXP4,255 thousand, compared to net income of MXP2,464 thousand in the same period of 2001. The change primarily reflected the amortization of goodwill from Tamsa's acquisition of Riga.

INCOME TAX, ASSET TAX, EMPLOYEES' STATUTORY PROFIT SHARING

Income tax, asset tax and profit sharing provisions showed a gain of MXP42,774 thousand in the six months ended June 30, 2002, compared to a loss of MXP292,859 thousand in the same period of 2001. The gain in the first half of 2002 includes tax benefits of MXP338,740 thousand (primarily in the form of higher tax loss carryforwards) as a result of a favorable judgment with respect to a tax claim brought by Tamsa and a net deferred tax credit of MXP18,636 thousand. Tamsa's effective tax rate during the six months ended June 30, 2002, not considering the effect of this judgment, would have been 64.7%, compared to an effective tax rate of 35.8% during the same period in 2001. See note 6 to Tamsa's six-month financial statements included in this prospectus.

EQUITY IN LOSS OF ASSOCIATED COMPANIES

During the first half of 2002, losses from associated companies totaled MXP2,261 thousand, compared to a loss of MXP45,547 thousand during the same period of 2001. These losses were derived mainly from Tamsa's equity participation in Amazonia through Tamsider. The reduction in losses primarily reflected the recording in the first half of 2002 of a credit of MXP36,939 thousand due to a monetary gain resulting from the application of Statement B-15 relating to accounting of foreign investments, as well as lower losses at Sidor during the period.

NET INCOME (LOSS)

Net income during the first half of 2002 totaled MXP497,987 thousand, compared to MXP467,977 thousand in the same period of 2001. This 6.4% increase is mainly due to the tax benefits arising from a favorable tax judgment in a claim brought by Tamsa and reduced losses from associated companies, which more than offset a lower operating profit and a significant comprehensive financing cost. Net income corresponding to majority shareholders during the first half of 2002 totaled MXP536,096 thousand, compared to MXP457,651 thousand in the same period of 2001.

YEAR ENDED DECEMBER 31, 2001, COMPARED TO YEAR ENDED DECEMBER 31, 2000

SALES VOLUME

Sales volume in 2001 increased 7.8% to 732,945 tons from 679,950 tons in 2000. This increase was mainly due to higher export sales volume, a recovery in domestic sales to oil related customers, and an increase in sales by Tavsa, partially offset by a significant decline in domestic sales to non-oil related customers.

Domestic sales volume to oil-related customers totaled 82,546 tons in 2001, compared to 76,172 tons in 2000. This increase of 8.4% in sales was mainly due to the resumption of normal operations by Pemex in late June 2001 following the delayed approval of its budget and the national strategic gas program. Sales to non-oil related domestic customers decreased by 38.2%, amounting to 56,179 tons in 2001, from 90,896 tons in 2000. This decrease was mainly due to the effect of the slowdown in the Mexican and U.S. economies on the automotive, mechanical and industrial sectors in Mexico as well as the impact of imports from Eastern Europe.

Export sales volume in 2001 totaled 533,471 tons--a record for Tamsa compared to 459,791 tons in 2000. This increase of 16.0% was mainly due to sustained demand from export oil and gas customers reflecting strong investment in exploration and production activities.

Tavsa's sales volume totaled 41,658 tons in 2001, compared to 38,905 tons in 2000, representing a 7.1% increase. This increase in sales volume was mainly due to an increase in production capacity upon the completion of the first stage of the modernization program in October 2000, partially offset by a production stoppage resulting from a strike at Sidor in May 2001 and a decrease in drilling activity following a reduction in Venezuela's OPEC-mandated oil production quota.

Beginning in the third quarter of 2001, sales by Riga were consolidated into Tamsa's results. Riga's sales volume during the second half of 2001 totaled 6,189 metric tons of welded pipe fittings.

Sales volume of steel bars decreased 9.1% to 12,902 metric tons during 2001, compared to 14,186 metric tons in 2000. Shipments to AlgomaTubes represented 24.7% of total steel bar sales volume.

NET SALES

Net sales during 2001 were MXP6,698,756 thousand representing an increase of 6.7%, compared to sales of MXP6,275,394 thousand in 2000, mainly due to higher export sales, higher domestic sales of OCTGs, and increased sales by Tavsa. This increase in demand was due to high oil prices during the first nine months of 2001. However, the increase in net sales was partially offset by lower sales volume in the non-oil domestic market and by the effect of restated 2000 Mexican peso figures converted into Mexican pesos with purchasing power as of June 30, 2002. Net sales in U.S. dollar terms increased by 15.2%.

COST OF PRODUCTS SOLD

Cost of products sold, expressed as a percentage of net sales, decreased to 59.0% in 2001, from 65.5% in 2000. This significant reduction in costs is explained by lower raw material prices, higher absorption of fixed and semi-fixed costs, greater operating efficiencies, better production yields and lower costs at Tavsa, partially offset by a maintenance stoppage at Tamsa in October 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A during 2001 were MXP1,251,363 thousand compared to MXP1,140,988 thousand in 2000. As a percentage of net sales, SG&A were 18.7% for 2001 remaining practically at the same level of

18.2% for 2000 despite being 9.7% higher in absolute terms. Selling expenses, which relate primarily to export activities and are inherently variable, remained stable as a percentage of net sales. General and administrative expenses increased during 2001 compared to 2000 as a result of Tamsa's share under its cost sharing agreement with Siderca and Dalmine of expenses relating to e-business and IT initiatives.

COMPREHENSIVE FINANCING COST

Comprehensive financing cost during 2001 was MXP40,885 thousand, compared to a cost of MXP85,974 thousand in 2000. This figure reflects an exchange related gain of MXP14,410 thousand in 2001 resulting from the peso appreciation of 4.5% during the year, compared to an exchange related loss of MXP35,888 thousand during 2000. Tamsa's comprehensive financing cost during 2001 consisted primarily of net interest expenses of MXP78,816 thousand, which included a provision of MXP13,295 thousand (or 50% of accrued interest) in respect of Amazonia's convertible debentures, compared to MXP74,176 thousand registered in 2000. Monetary gain in 2001 was MXP23,521 thousand compared to a monetary gain of MXP24,090 thousand during 2000.

OTHER INCOME (EXPENSES), NET

During 2001, other income and expenses totaled a net loss of MXP26,055 thousand, compared to a net loss of MXP9,592 thousand in 2000. Other income and expenses in 2001 include the amortization of Tavsa's and Riga's goodwill, and expenses related to the acquisition of Riga.

INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING

During 2001, income tax, asset tax and profit sharing provisions totaled MXP575,504 thousand, compared to MXP469,701 thousand in 2000. Tamsa's effective tax rate decreased to 40.2% in 2001, compared to an effective tax rate of 50.5% in 2000. The main reasons for the decrease in the effective tax rate for the period were lower taxable income (because a portion of the income reported by Tamsa's consolidated foreign subsidiaries was not subject to income tax), lower permanent differences related to the effect of inflation adjustments and lower employees' statutory profit sharing charges.

EQUITY IN LOSS OF ASSOCIATED COMPANIES

Losses from associated companies equaled MXP282,485 thousand during 2001 compared to a loss of MXP51,081 thousand during 2000. This result was mainly due to Tamsa's share, through Tamsider's investment in Amazonia, in the losses recorded by Sidor. During the year ended December 31, 2001, Tamsa recognized a gain on net monetary position corresponding to Amazonia of MXP40,365 thousand compared to MXP87,928 thousand during 2000, which is included in the equity in loss of associated companies in accordance with Statement B-15 issued by the MIPA. See note 11a to Tamsa's audited consolidated financial statements included in this prospectus.

Tamsa recorded an interest adjustment of MXP11,231 thousand, accrued from the convertible debentures of Amazonia, which were registered in the first quarter of 2001. This is a result of the adoption of Statement C-2 effective January 1, 2001, which establishes the accounting treatment for derivatives and financial instruments. This adjustment is shown on Tamsa's statements of earnings as a net effect at the beginning of the year due to changes in the accounting principles.

NET INCOME (LOSS)

Tamsa's net income during 2001 totaled MXP561,839 thousand, compared to MXP409,260 thousand in 2000. This increase of 37.3% stems mainly from higher net sales, lower cost of products sold and lower comprehensive financing cost and reflects the impact of the allowance for the investments in Amazonia and its losses incurred during the year as discussed.

YEAR ENDED DECEMBER 31, 2000, COMPARED TO YEAR ENDED DECEMBER 31, 1999

SALES VOLUME

Sales volume in 2000 increased 52.1% to 679,950 tons from 447,123 tons in 1999, mainly due to a 72.6% increase in export sales volume and increased sales volume in the non-oil domestic market and by Tavsa.

Domestic sales to oil-related customers totaled 76,172 tons in 2000, compared to 84,310 tons in 1999, a decrease of 9.7%. This decrease in sales was due to a slowdown in offshore drilling activity, which was partially compensated by an increase in natural gas drilling activity by Pemex in the northern region. Sales to non-oil related domestic customers totaled 90,896 tons in 2000, representing an increase of 14.4% when compared to the 79,432 tons sold during 1999. This growth stems mainly from higher sales resulting from the revamping and modernization of the Madero refinery from April to October as well as higher sales to domestic market distributors.

Export sales volume in 2000 totaled 459,791 tons compared to 266,442 tons in 1999. This increase of 72.6% reflects the recovery in the OCTG market which resulted from higher levels of worldwide drilling activity. The increase in rig count reflects higher levels of investment in exploration and production activities by oil companies as oil prices strengthened beginning in the second half of 1999. Sales volume during 2000 improved mainly in Venezuela, Canada, China, the Middle East and Africa. Additionally, Tamsa began shipping steel bars to AlgomaTubes during the second half of 2000, allowing better utilization of the melt shop and resulting in a significant increase of 94.1% in sales of steel bars (from 7,309 tons in 1999 to 14,186 tons in 2000).

Tavsa's sales volume totaled 38,905 tons during 2000, compared to 9,630 tons in 1999, representing a 304.0% increase. Tavsa's strong sales reflect the improvement in production volume of their facilities, as well as an increase in drilling activity in Venezuela.

NET SALES

Net sales in 2000 increased 26.6% to MXP6,275,394 thousand from MXP4,955,173 thousand in 1999, mainly due to a higher level of export sales. This increase was attributable to the continued overall increase in demand for Tamsa's products that resulted from substantially higher oil prices registered since the second half of 1999. The increase in net sales was partially offset by the effect of the restatement of the 1999 peso figures, which were converted into Mexican pesos with purchasing power as of June 30, 2002. Net sales in dollar terms increased 40.5%.

COST OF PRODUCTS SOLD

Despite the increase registered in some of Tamsa's costs, such as electricity and natural gas, cost of goods sold, expressed as a percentage of net sales, decreased to 65.5% during 2000 from 70.6% in 1999. This reduction is explained by a higher absorption of fixed and semi-fixed costs due to increased sales volume, improved operating efficiencies and better production yields.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A during 2000 were MXP1,140,988 thousand compared to MXP914,661 thousand for 1999 representing 18.2% of net sales during 2000, compared to 18.5% of net sales in 1999. While 24.7% higher in absolute terms, as a percentage of net sales, SG&A remained nearly at the same level as of

1999. Selling expenses which relate more to export activities and that are variable by nature, increased by MXP228,776 thousand due to higher levels of export sales volume, which increased 72.6%. However, export selling expenses per ton decreased 10% when compared to 1999. General and administrative expenses remained in absolute terms similar to those of 1999. During the fourth quarter of 2000, general and administrative expenses increased 58.4% as compared to the prior quarter. This increase mainly reflects Tamsa's share, under its cost-sharing agreement with Siderca and Dalmine, of expenses related to investments in e-business and IT initiatives.

COMPREHENSIVE FINANCING COST

Comprehensive financing cost can have an important impact on the financial statements of a company in periods of high inflation. To the extent that a company has monetary assets that exceed its monetary liabilities in a period of high inflation, the company will generate a monetary loss. This monetary loss is added to the nominal interest cost on the company's liabilities as well as any foreign exchange losses that arise during the period, resulting in a net comprehensive financing cost for the period, as was the case for Tamsa in 1999.

Comprehensive financing cost during 2000 was MXP85,974 thousand, compared to a comprehensive financing cost of MXP141,809 thousand in 1999. This change was mainly due to significantly lower net interest expense from lower interest rates and a gain of MXP24,090 thousand on net liability monetary position (compared to a net monetary loss of MXP3,636 thousand during 1999, when Tamsa had a net asset monetary position), partially offset by a higher exchange related loss of MXP35,888 thousand in 2000, compared with a loss of MXP21,968 thousand during 1999.

OTHER INCOME (EXPENSES), NET

During 2000, other income and expenses totaled a net loss of MXP9,592 thousand compared to net income of MXP13,579 thousand in 1999. In October 2000, Tamsa sold its equity interest in CFF de Mexico, S.A. de C.V., and recorded a gain of MXP7,922 thousand.

INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING

During 2000, income tax, asset tax and profit sharing provisions net of tax benefits and deferred tax totaled MXP469,701 thousand. Tax benefits arising from the utilization of tax loss carryforwards and asset tax credits totaled MXP186,826 thousand, of which MXP64,320 thousand correspond to a favorable court judgment for tax inequality related to the tax treatment of the comprehensive financing cost of 1999. Additionally, during 2000, a net deferred tax charge of MXP171,167 thousand was recorded resulting from the adoption of Statement D-4, which became effective on January 1, 2000. Prior to 2000, Tamsa utilized the partial liability method to account for deferred income taxes.

Income tax, asset tax and profit sharing provisions in 1999 totaled MXP395,459 thousand. Tax benefits arising from the utilization of tax loss carryforwards and asset tax credits totaled MXP257,477 thousand in 1999, and were reported as extraordinary items prior to the adoption of Statement D-4.

Tamsa's effective tax rate in 2000 decreased to 50.5% from 95.1% in 1999, primarily as a result of the factors discussed in the two preceding paragraphs.

In 2000 and 1999, the first court of appeals of the Seventh District of Administrative and Labor Matters located in Boca del Rio, Veracruz, handed down a favorable decision in the injunction case brought by Tamsa against the Secretaria de Hacienda y Credito Publico, or the Ministry of Finance and Public Credit, the effect of which was that asset tax carryforwards increased by approximately

MXP61,608 and MXP64,318, amounts that were utilized in each such year. (Peso amounts discussed in this paragraph are expressed in nominal Mexican pesos.)

EQUITY IN LOSS OF ASSOCIATED COMPANIES

Losses from associated companies were MXP51,081 thousand in 2000, compared to losses of MXP368,129 thousand in 1999. The losses relate primarily to Tamsa's equity participation of 14.1% in Amazonia in 2000, compared to 12.5% in 1999. The loss in 2000 was partially offset by a credit of MXP87,928 thousand, resulting from a monetary gain by the application of statement B-15 under Mexican GAAP. Tamsa's investment in Amazonia as of December 31, 2000, was MXP422,265 thousand, compared to MXP409,885 thousand as of December 31, 1999.

NET INCOME (LOSS)

Tamsa's net income for 2000 was MXP409,260 thousand compared to a net loss of MXP90,175 thousand in 1999. This substantial growth was due in large part to higher export sales volume and the significant decrease in losses from affiliated companies.

LIQUIDITY AND CAPITAL RESOURCES

---------------------------------------------------------------------------------------------------------
                                                   FOR THE SIX-MONTH
                                                      PERIOD ENDED
                                                        JUNE 30,          FOR THE YEAR ENDED DECEMBER 31,
THOUSANDS OF CONSTANT JUNE 30, 2002,             ----------------------   -------------------------------
MEXICAN PESOS                                        2002          2001        2001       2000       1999
---------------------------------------------------------------------------------------------------------
                                                            (UNAUDITED)
Cash provided by operations after extraordinary
items..........................................   512,877     490,668     1,174,417    990,372    794,182
Cash used in investment activities.............  (107,605)   (364,652)     (877,556)  (831,880)  (462,780)
Cash used in financing activities..............  (272,511)   (201,581)      (47,258)  (127,285)  (893,893)
                                                 --------------------------------------------------------
Increase (decrease) in cash and cash
equivalents....................................   132,761     (75,565)      249,603     31,207   (562,491)
Cash and cash equivalents at the beginning of
period.........................................   571,545     321,941       321,942    290,735    853,226
                                                 --------------------------------------------------------
Cash and cash equivalents at the end of
period.........................................   704,306     246,376       571,545    321,942    290,735
---------------------------------------------------------------------------------------------------------

SIX MONTHS ENDED JUNE 30, 2002, COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

Tamsa's cash balances at June 30, 2002, increased to MXP704,306 thousand from MXP246,376 thousand at June 30, 2001. Of this amount, MXP512,877 thousand was provided by operations after extraordinary items. Tamsa used MXP107,605 thousand for capital expenditures and MXP272,511 thousand for the payment on May 31, 2002, of a cash dividend.

YEAR ENDED DECEMBER 31, 2001, COMPARED TO YEAR ENDED DECEMBER 31, 2000

Tamsa's cash balances at December 31, 2001, increased to MXP571,545 thousand from MXP321,942 thousand at December 31, 2000. Of this amount, MXP1,174,417 thousand was provided by operations after extraordinary items, and the net proceeds from additional long-term financing of MXP255,784 thousand. Tamsa used the funds in the following activities: capital expenditures of

MXP826,477 thousand, acquisition of Riga of MXP51,079 thousand and a dividend payment of MXP303,044 thousand.

YEAR ENDED DECEMBER 31, 2000, COMPARED TO YEAR ENDED DECEMBER 31, 1999

Tamsa's cash balances at December 31, 2000, increased to MXP321,942 thousand from MXP290,735 thousand at December 31, 1999. Of this amount, MXP990,372 thousand was provided by operations after extraordinary items and MXP183,597 thousand by the net proceeds from additional long-term financing. Tamsa used the funds for capital expenditures of MXP438,975 thousand, contributions in associated companies (mainly in Amazonia) in the amount of MXP392,905 thousand and a dividend payment of MXP310,882 thousand.

FINANCINGS

Tamsa's financial debt was MXP1,664,966 thousand (USD166.5 million) as of June 30, 2002, compared to MXP1,428,520 thousand (USD150.2 million) as of June 30, 2001, representing an increase of 16.6%. Total financial debt, net of cash and cash equivalents as of June 30, 2002, decreased to MXP960,660 thousand (USD96.1 million), compared to MXP1,182,144 thousand (USD124.3 million) as of June 30, 2001. All of Tamsa's debt is denominated in U.S. dollars.

Total liabilities increased from MXP4,882,082 thousand as of June 30, 2001, to MXP5,474,708 thousand as of June 30, 2002.

As of June 30, 2002, Tamsa had USD112.5 million of short-term credit lines (export-import financing and unsecured loans) with Mexican and foreign financial institutions, of which USD25.6 million of short-term loans to Tavsa guaranteed by Tamsa were outstanding, with maturities between 180 days and 210 days at an average annual interest rate of 3.7%. As of June 30, 2001, USD20.9 million of short-term loans to Tavsa guaranteed by Tamsa were outstanding, with maturities between 115 days and 180 days at an average annual interest rate of 6.4%.

Long-term debt as of June 30, 2002, was USD108.4 million, corresponding mainly to a long-term syndicated loan to Tamsa. Additionally, this debt is also comprised of USD4.4 million debt to Riga guaranteed by a subsidiary of Tamsa, with an average annual interest rate of 3.7%. There are no repayments on long-term loans during 2002.

On July 1, 1991, Tamsa established a U.S. and Euro commercial paper program for up to USD50.0 million, with maturities of up to 360 days. In August 1992, Tamsa increased the program to USD75.0 million. As of June 30, 2002, this program had not been used.

On December 8, 1999, Tamsa repaid at maturity the outstanding balance of the five year notes issued in 1994, in the aggregate amount of USD65.0 million under its global program for the issuance of up to USD200.0 million of notes with maturity ranging from one to seven years and variable interest rates.

On May 23, 2000, Tamsa prepaid in full a syndicated loan subscribed on December 14, 1998, and subscribed a two-year unsecured syndicated loan for USD100.0 million with various financial institutions.

On December 14, 2001, Tamsa subscribed a new 30-month unsecured syndicated loan for USD130.0 million with various financial institutions for the repayment of the USD100.0 million loan and for general corporate purposes.

Tamsa does not have any limitations on investments in fixed assets or in other companies. Dividend payments and repurchase of shares are permitted if there are no events of default under the new syndicated loan agreement. Tamsa is required to comply with certain financial ratios related to working capital, debt to EBITDA levels and debt service. At June 30, 2002, Tamsa was in compliance with all financial and other covenants. See note 4 to Tamsa's interim consolidated financial statements included in this prospectus. Debt to total assets ratio, measured as total liability to total assets, was 0.40 to 1 in the first six months of 2002 and 0.40 to 1 in the same period of 2001.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes Tamsa's contractual obligations at June 30, 2002, and the effect such obligations are expected to have on its liquidity and cash flow in future periods:

---------------------------------------------------------------------------------------------------------
                                                       PAYMENTS DUE BY PERIOD AS OF JUNE 30, 2002
                                                ---------------------------------------------------------
THOUSANDS OF CONSTANT JUNE 30, 2002                         LESS THAN 1      1-3         4-5      AFTER 5
MEXICAN PESOS                                       TOTAL          YEAR     YEARS       YEARS       YEARS
---------------------------------------------------------------------------------------------------------
Contractual Obligations
  Short-Term Debt.............................    581,238       581,238           -         -           -
  Long-Term Debt..............................  1,083,728             -   1,064,979    18,749           -
                                                ---------------------------------------------------------
Total Contractual Cash Obligations............  1,664,966       581,238   1,064,979    18,749           -
---------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                                                       AMOUNT OF COMMITMENT EXPIRATION
                                                                        PER PERIOD AS OF JUNE 30, 2002
                                                     TOTAL   -----------------------------------------
THOUSANDS OF CONSTANT JUNE 30, 2002                AMOUNTS   LESS THAN 1       1-3       4-5   AFTER 5
MEXICAN PESOS                                    COMMITTED          YEAR     YEARS     YEARS    YEARS
------------------------------------------------------------------------------------------------------
Other Commitments
  Guarantees(1)................................  1,083,652    1,012,792     63,755     7,105         -
  Other Commercial Commitments(2)..............   596,924       227,560    241,572   127,792         -
                                                 -----------------------------------------------------
Total Commitments..............................  1,680,576    1,240,352    305,327   134,897         -
------------------------------------------------------------------------------------------------------

(1) See "Part Four--Information about Tenaris--Business--Subsidiaries--Other investments--Amazonia."
(2) Represents Tamsa's off-balance sheet commitments under its contract with Comsigua to purchase HBI and its contract with Pemex for the supply of natural gas. For a description of these arrangements, see "Part Four--Information about Tenaris--Business--Raw materials and energy--Integration production facility in Mexico."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Tamsa's operating and financial review and prospects are based on Tamsa's consolidated financial statements, which have been prepared in accordance with Mexican GAAP. The use of Mexican GAAP as opposed to U.S. GAAP has an impact on Tamsa's critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of consolidated net income (loss) for the periods ended December 31, 2001, and June 30, 2002, and the determination of consolidated shareholders' equity and consolidated financial position as of December 31, 2001, and June 30, 2002. Note 12 to Tamsa's audited consolidated financial statements included in this prospectus, provides a reconciliation to U.S. GAAP of Tamsa's results of operations, shareholders' equity and certain other selected financial data.

The preparation of these financial statements requires Tamsa to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Tamsa evaluates its estimates, including those related to bad debts, valuation of long-lived and intangible assets, long-term investments and goodwill, reserve for obsolescence, income taxes, deferred income taxes, contingencies, environmental contingencies and derivative instruments and hedging activities. Tamsa bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Tamsa believes the following critical accounting policies and estimates affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION

Net sales in the consolidated statements of income are equal to gross sales from operations, net of sales returns and discounts. Revenue from sales is recognized upon transfer of ownership, which usually takes place upon delivery of the related goods.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Tamsa's management makes estimates of the uncollectability of its accounts receivable. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation to Tamsa), Tamsa's estimates of the recoverability of amounts due to it could be reduced by a material amount.

INVENTORY OBSOLESCENCE RESERVE

Tamsa's management also creates provisions for obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon inventory turnover levels and assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

IMPAIRMENT OF LONG-TERM INVESTMENTS

Tamsa holds minority interests in non-publicly traded companies (whose value is difficult to determine) having operations in areas related to its main activity. Tamsa records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of these investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future. As a consequence of certain adverse economic and operating factors experienced by Amazonia, Tamsa recorded an allowance of MXP140,744 as of December 31, 2001, to account for potential losses in the value of its investment and subordinated convertible debentures in Amazonia.

LOSS CONTINGENCIES

Loss contingencies are accrued when it is reasonably certain that the loss will be incurred, but uncertainty exists relating to the amount or the date on which they will arise. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available as of the date of preparation of the financial statements.

ACCOUNTING FOR INCOME TAXES

As part of the process of preparing its consolidated financial statements, Tamsa is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimations of Tamsa's actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Tamsa's consolidated balance sheet. Tamsa must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent it believes that recovery is not likely, it must establish a valuation allowance. To the extent Tamsa establishes a valuation allowance or increases this allowance in a period, Tamsa must include an expense within the tax provision in the statement of operations.

GOODWILL

Tamsa's business acquisitions typically result in goodwill, which affect the amount of future period amortization expense and possible impairment expense that Tamsa will incur. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect Tamsa's consolidated financial statements. Goodwill recognized by Tamsa, which amounted to MXP51,247 thousand as of December 31, 2001, and MXP28,087 thousand as of June 30, 2002, is amortized by the straight-line method over a period not exceeding five years.

PROVISION FOR ENVIRONMENTAL CONTINGENCIES

The risk of incurring environmental liability is inherent to Tamsa's industry. Management periodically evaluates Tamsa's environmental risks associated with its manufacturing activities and recognizes provisions to cover possible environmental contingencies. Tamsa recorded a liability for environmental contingencies amounting to MXP82,261 thousand as of December 31, 2001, and MXP91,462 thousand as of June 30, 2002, which will be mainly used to confine the scrap derived from its steel manufacturing process. Tamsa does not foresee that compliance with the requirements imposed by applicable environmental legislation will impair its competitive capability or result in any material additional capital expenditures or operating or maintenance costs. However, stricter environmental requirements relating to Tamsa's business, which may be imposed in the future, could result in significant additional costs.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Tamsa occasionally enters into various derivative instruments to hedge its exchange rate exposures, mainly from balances in U.S. dollars, Canadian dollars and Japanese yen. In addition, Tamsa enters into forward contracts to hedge the change in market prices related to raw materials (aluminum) and fuel (natural gas) used in its operations. Derivative financial instruments are valued at their fair value at the valuation date, and the financial assets and liabilities generated by these financial instruments are accounted for in the balance sheet; variations in the fair value of the financial instruments from one period to another are recognized in the income for the year. The cost of these contracts is amortized over their term and is charged to interest expense.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED

Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

NET INCOME (LOSS) AND TOTAL SHAREHOLDERS' EQUITY INFORMATION ON A
U.S. GAAP BASIS

Tamsa's consolidated financial statements have been prepared in accordance with Mexican GAAP, which, as applied to Tamsa, differ in certain respects from U.S. GAAP.

Tamsa's net income under U.S. GAAP was MXP713,436 thousand in 2001, MXP486,007 thousand in 2000, and a loss of MXP33,397 thousand in 1999. For the first six months of 2002 and 2001, net income under U.S. GAAP was MXP596,122 thousand and MXP556,947 thousand, respectively. The principal differences between Mexican GAAP and U.S. GAAP that affected Tamsa's results of operations were due to:

- the basis of Tamsa's investments in Amazonia and Tavsa;

- deferred employees' statutory profit sharing;

- adjustments to the annual depreciation of foreign machinery and equipment;

- revenue recognition;

- purchase accounting, which had an effect on the accounting for the acquisitions of Tavsa and Amazonia;

- deferred income tax; and

- the minority interest effect of the adjustments.

For additional information regarding the reconciliation of consolidated net income and shareholders' equity and the analysis of changes in shareholders' equity, see note 12 to Tamsa's audited consolidated financial statements included in this prospectus.

                                RISK MANAGEMENT

The following discussion concerning Tamsa's risk management activities includes forward contracts and other derivatives that involve risks and uncertainties. Actual results could differ due to the nature of these financial transactions. The analysis shown below presents the hypothetical loss/earnings on the fair value of the financial instruments and derivative instruments which were held by Tamsa at June 30, 2002, and are sensitive to changes in interest rates, foreign exchange rates and market prices. Such loss/earnings are presented using June 30, 2002, constant Mexican pesos and actual amounts could differ as a result of Mexican GAAP restatement provisions. None of these instruments are held for trading purposes. In the ordinary course of business, Tamsa also faces risks with respect to financial instruments that are either non-financial or non-quantifiable, such risks principally include country risk and credit risk and are not presented in the following analysis. The risk analysis does set forth the sensitivity of Tamsa's financial instruments to selected changes in interest rates, foreign exchange rates or quoted market prices.

INTEREST RATE SENSITIVITY

Tamsa generally does not undertake any specific actions to cover its exposure to interest rate risk and at June 30, 2002, was not a party to any interest rate risk management transactions.

The following table provides information about Tamsa's debt obligations as of June 30, 2002, which included fixed and variable interest rates. The variable portion of some of these debt obligations was LIBOR and established fixed spreads. Fair values from the majority of Tamsa's long-term debt obligations are based on quotes from dealers.

------------------------------------------------------------------------------------------------------------------------
                                                                                           FAVORABLE        FAVORABLE
                                                                                         (UNFAVORABLE)    (UNFAVORABLE)
                                                                                        EFFECT IN FAIR    EFFECT IN FAIR
                          CARRYING         CARRYING       FAIR VALUE                     VALUE MEXICAN      VALUE U.S.
                       VALUE (MILLIONS       VALUE       (MILLIONS OF    FAIR VALUE     PESOS (MILLIONS      DOLLARS
                         OF MEXICAN      (MILLIONS OF      MEXICAN      (MILLIONS OF      OF MEXICAN       (MILLIONS OF
FINANCIAL INSTRUMENT       PESOS)        U.S. DOLLARS)      PESOS)      U.S. DOLLARS)       PESOS)        U.S. DOLLARS)
------------------------------------------------------------------------------------------------------------------------
Unsecured loans from
foreign financial
institutions (fixed
rate)................            581.2            58.1          581.2            58.1        1.08/(1.08)     0.11/(0.11)
Other long-term
liabilities..........          1,083.7           108.4        1,083.7           108.4        2.02/(2.02)     0.20/(0.20)
------------------------------------------------------------------------------------------------------------------------

A change in LIBOR of 10% would represent a change in the interest cost of approximately USD0.3 million per year.

At June 30, 2002, Tamsa's temporary investment portfolio consisted primarily of fixed short-term deposits. Given the short-term nature of such instruments, an increase in interest rates would not significantly decrease the market value of such securities. This sensitivity analysis does not consider the monetary gain or loss, if any, which would be recognized under Mexican GAAP as a result of the expected net monetary position of Tamsa as of June 30, 2002, and future effects of inflation. At June 30, 2002, Tamsa had a net monetary liability position. See notes 1 and 2 to Tamsa's interim consolidated financial statements included in this prospectus. As discussed in note 10 to Tamsa's interim consolidated financial statements, at June 30, 2002, Tamsa was not party to any currency or interest swap arrangements.

FOREIGN EXCHANGE RATE RISK

Tamsa continuously monitors its economic exposure to changes in foreign exchange rates. At June 30, 2002, Tamsa's net monetary liability position in U.S. dollars and subject to foreign currency exchange rate fluctuations amounted to USD6,593 thousand (MXP65,929 thousand). The exposure amount is determined based on the monetary position of Tamsa and its Mexican subsidiaries and primarily reflects U.S. dollar-denominated debt, reduced by Tamsa's cash and cash equivalents and other U.S. dollar-denominated assets (mainly receivables). See note 2 to Tamsa's interim consolidated financial statements included in this prospectus. The aggregate hypothetical loss on an annual basis that would result from a hypothetical appreciation of 10.0% in the U.S. dollar to Mexican peso exchange rate is estimated to be MXP659 thousand.

Tamsa is subject to risk from changes in foreign exchange rates, in particular with regard to its sales in Canadian dollars, or CAD, which, as of June 30, 2002, amounted to approximately CAD13 million.

COMMODITY DERIVATIVE INSTRUMENTS

During 2001, and the first six months of 2002, Tamsa entered into forward contracts to hedge the change in the market price related to its raw materials commodities (aluminum) and its combustible commodities (natural gas).

Due to the variations in the aluminum market price during 2000, Tamsa entered into twelve forward contracts for this commodity, with monthly maturities, to buy aluminum from July 2000 to June 2001, resulting in a net gain of USD74,000.

On August 25, 2000, Tamsa signed two forward contracts to buy natural gas for the period from September 2000 to February 2001. At December 31, 2001, these contracts resulted in a net gain of USD791,000.

On March 2, 2001, Tamsa entered into an agreement with Enron for a put option to sell 200,000 million BTUs monthly, with a base price of USD4.05 per million BTUs. As a result of Enron's bankruptcy, there is no possibility of enforcing this contract. Consequently, Tamsa does not have a hedge to cover a reduction in natural gas prices below USD4.0 per million BTUs. Additionally, the premium of USD2,290 million paid to Enron was written-off, as there was no future economic benefit from this asset.

On May 13, 2002, Tamsa offset the effect of the contract mentioned above by entering into a new forward contract to exchange U.S. dollars in the same amount and with the same maturity date as the first contract, at a fixed exchange rate of MXP9.56 per U.S. dollar. Tamsa realized a net gain of MXP400,000 at June 30, 2002.

On June 19 and June 20, 2002, in order to hedge the exchange rate exposures on receivables denominated in euros maturing in July and August, 2002, Tamsa entered into two forward contracts to sell E6,800 thousand and E8,975 thousand at a fixed exchange rate of USD0.96 and USD0.95 per euro, respectively, with maturities at July 26 and August 30, 2002, respectively. At June 30, 2002, Tamsa recorded a loss provision of USD586,000 to reduce the exchange gain arising from accounts receivable in euros.

On May 17, 2001, Tamsa entered into two USD5.0 million forward contracts to exchange Mexican pesos for U.S. dollars. The first contract had a fixed exchange rate of MXP9.48 per U.S. dollar maturing on November 21, 2001. The second contract had a fixed exchange rate of MXP9.94 per U.S. dollar maturing on May 21, 2002.

On September 12, 2001, Tamsa decided to offset the effects of the forward contracts entered into on May 17, 2001, by entering into two additional USD5.0 million forward contracts to exchange U.S. dollars for Mexican pesos with the same maturity dates as the contracts mentioned above. The contract fixed exchange rate was MXP9.575 per U.S. dollar and MXP10.045 per U.S. dollar, respectively. These contracts generated a net gain of MXP475,000 and MXP 525,000, respectively.

To fulfill the annual payments established in the contracts signed with NKKTubes, an affiliated company, and to hedge its exchange rate exposures between the Japanese yen and the U.S. dollar, on December 14, 2001, Tamsa entered into a JPY37,392 thousand forward contract to exchange Japanese yen for U.S. dollars at a fixed exchange rate of JPY125.78 per U.S. dollar maturing on July 24, 2002. At June 30, 2002, Tamsa recorded a net gain of USD17,000.

On December 18, 2001, Tamsa signed a USD5.0 million forward contract to exchange U.S. dollars for Mexican pesos at a fixed exchange rate of MXP9.48 per U.S. dollar maturing on June 19, 2002.

On February 22, 2001, Tamsa entered into an agreement with Pemex for the supply of 296,600 million BTUs per month of natural gas from January 1, 2001, until December 31, 2003, at a fixed price of USD4.00 per million of BTUs. In order to cover a decrease in natural gas prices, in March 2001, Tamsa entered into a forward contract with Enron with the option to sell up to 200,000 million BTUs per month of natural gas at a minimum base price of USD4.05 per million BTUs from March 2002, through December 2003. As a result of Enron's bankruptcy in late 2001, no reasonable prospect exists of exercising Tamsa's option under this contract. The premium paid to Enron of USD2.3 million for this put option was fully amortized during the fourth quarter of 2001. In order to reduce its exposure to above-market prices under the natural gas supply agreement with Pemex, Tamsa entered into agreements with Citibank and JPMorgan Chase in March 2002 and April 2002. The economic effect of the agreements with Citibank and JPMorgan Chase is to permit Tamsa to purchase 320,000 million BTUs per month at market prices instead of at the USD4.00 per million BTU rate charged by Pemex, resulting in a more favorable price to Tamsa for natural gas so long as the market price remains below USD4.00. Under the agreements, Tamsa must continue to make its purchases of natural gas at market prices even if the market price rises above USD4.00 per million BTUs, thereby exposing Tamsa to the risk in the future of above-market prices. Also, under the agreements, Tamsa must continue to make purchases at the USD4.00 per million BTU rate if the market price of natural gas falls to USD2.00 per million BTUs or lower (during the period from May 1, 2002, to February 28, 2003) or to USD2.25 per million BTUs or lower (during the period from March 1, 2003, to December 31, 2003). In addition, under each of the agreements with Citibank and JPMorgan Chase, Tamsa is required to purchase 160,000 million BTUs of natural gas per month from January 1, 2004, to December 31, 2005, at a price of USD2.70 per million BTUs.

                                   PART SEVEN
                           INFORMATION ABOUT DALMINE

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial and other data for Dalmine should be read in conjunction with "Part Three--The Exchange Offer--Unaudited Pro Forma Condensed Combined Consolidated Financial Data," "--Management's Discussion and Analysis of Financial Condition and Results of Operations," "--Business" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus, and are qualified in their entirety by reference to the information therein.

The selected consolidated financial data of Dalmine have been derived from its consolidated financial statements, which are prepared in accordance with Italian GAAP (unless otherwise indicated) for each of the periods and at the dates indicated. Dalmine's consolidated financial statements as of June 30, 2002, December 31, 2001, 2000 and 1999, and Dalmine's financial statements as of and for the six-month period ended June 30, 2002, and for the years ended December 31, 2001, 2000 and 1999, included in this prospectus, have been audited by Price Waterhouse S.p.A., independent accountants in Italy and a member firm of PricewaterhouseCoopers. Dalmine's results for the six-month period ended June 30, 2002, are not necessarily indicative of the results expected for the year ending December 31, 2002, or any other period. Italian GAAP differ in significant respects from U.S. GAAP. See note 16 to Dalmine's audited financial statements included in this prospectus, which provides a description of the principal differences between Italian GAAP and U.S. GAAP as they relate to Dalmine's financial statements and a reconciliation to U.S. GAAP of net income
(loss) and total shareholders' equity for the periods and at the dates indicated therein. Before January 1, 1999, Dalmine published its financial statements in Italian lire. Beginning on January 1, 1999, Dalmine adopted the euro as its reporting currency. All balances prior to January 1, 1999 have been converted into euros at the rate of 1,936.27 Italian lire per euro, the official rate announced by the European Council of Ministers on December 31, 1998, in connection with the adoption of the euro. Accordingly, the amounts presented in euros depict the same trends that would have been depicted had they been presented in Italian lire. However, because the euro amounts for 1998 and 1997 were originally prepared using Italian lire, they are not necessarily comparable to amounts shown in euros for the same periods relating to a company that originally prepared its financial statements in a currency other than the Italian lire and converted them to euros. For a discussion of the currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see "Part Nine--Additional Information for Shareholders--Exchange Rates" and "Presentation of Certain Financial and Other Information."

                                      VII-1

-------------------------------------------------------------------------------------------
                                                                FOR THE SIX-MONTH PERIOD
                                                                     ENDED JUNE 30,
                                                              -----------------------------
   THOUSANDS OF EURO, EXCEPT SHARE AND PER SHARE AMOUNTS          2002            2001
-------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
SELECTED CONSOLIDATED INCOME STATEMENT DATA
ITALIAN GAAP
Net sales...................................................        492,115         493,621
Cost of products sold.......................................       (395,840)       (400,116)
Selling, general and administrative expenses................        (51,365)        (51,344)
                                                              -----------------------------
Operating income............................................         44,910          42,161
Comprehensive financing (cost) income.......................         (6,433)        (23,552)
Equity in (loss) income of associated companies.............          1,276          (3,277)
Other income (expense), net.................................            667           1,466
Income tax (expense) benefit................................        (19,198)        (11,959)
                                                              -----------------------------
Income (loss) before extraordinary items....................         21,222           4,839
Extraordinary items.........................................              -           2,045
                                                              -----------------------------
Net income (loss)...........................................         21,222           6,884
                                                              -----------------------------
Weighted average number of shares outstanding...............  1,156,680,000   1,156,680,000
Income (loss) per share before extraordinary items..........           0.02            0.00
Extraordinary items per share...............................              -            0.00
                                                              -----------------------------
Earnings (loss) per share(1)................................           0.02            0.01
                                                              -----------------------------
Dividends paid per share....................................              -               -
U.S. GAAP
Net sales...................................................        478,662         501,586
Cost of sales...............................................       (385,813)       (400,116)
Operating income............................................         43,266          39,823
Net income (loss)...........................................         21,882           4,630
Earnings (loss) per share(1)................................           0.02            0.00
-------------------------------------------------------------------------------------------

(1) Basic earnings (loss) per share and diluted earnings (loss) per share are identical.

                                      VII-2

-----------------------------------------------------------------------------------------------------------
                                                     FOR THE YEAR ENDED DECEMBER 31,
THOUSANDS OF EURO, EXCEPT     -----------------------------------------------------------------------------
SHARE AND PER SHARE AMOUNTS       2001            2000            1999            1998            1997
-----------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED INCOME
STATEMENT DATA

ITALIAN GAAP
Net sales...................        944,750         834,101         693,727         905,140         824,741
Cost of products sold.......       (761,900)       (684,147)       (589,589)       (743,511)       (683,782)
Selling, general and
administrative expenses.....       (105,660)       (101,237)        (77,573)        (93,924)        (80,636)
                              -----------------------------------------------------------------------------
Operating income............         77,190          48,717          26,565          67,705          60,323
Comprehensive financing
(cost) income...............        (23,949)        (32,507)        (42,638)        (29,812)        (47,859)
Equity in (loss) income of
associated companies........         (5,358)         (1,725)         (2,319)            430          (1,494)
Other income (expense),
   net......................        (42,492)          5,086           2,320           2,042           5,856
Income tax (expense)
benefit.....................         (6,722)        (19,418)          6,478         (25,379)         (3,449)
                              -----------------------------------------------------------------------------
Income (loss) before
extraordinary items.........         (1,331)            153          (9,594)         14,986          13,377
Extraordinary items.........         (1,867)          6,986         (16,180)              -               -
                              -----------------------------------------------------------------------------
Net income (loss)...........         (3,198)          7,139         (25,774)         14,986          13,377
                              -----------------------------------------------------------------------------
Weighted average number of
shares outstanding..........  1,156,680,000   1,156,680,000   1,156,680,000   1,156,680,000   1,156,680,000
Income (loss) per share
before extraordinary
items.......................          (0.00)           0.00           (0.01)           0.01            0.01
Extraordinary items per
   share....................          (0.00)           0.01           (0.01)              -               -
                              -----------------------------------------------------------------------------
Earnings (loss) per
   share(1).................          (0.00)           0.01           (0.02)           0.01            0.01
                              -----------------------------------------------------------------------------
Dividends paid per share....              -               -               -               -               -

U.S. GAAP
Net sales...................        961,763         811,039         692,934
Cost of sales...............       (761,900)       (684,147)       (589,589)
Operating income............         77,477          47,429          30,030
Net income (loss)...........         (5,937)          5,941         (27,637)
Earnings (loss) per
   share(1).................          (0.01)           0.01           (0.02)
-----------------------------------------------------------------------------------------------------------

(1) Basic earnings (loss) per share and diluted earnings (loss) per share are identical.

                                      VII-3

-------------------------------------------------------------------------------------------
                                                                       AT JUNE 30,
                                                              -----------------------------
   THOUSANDS OF EURO, EXCEPT SHARE AND PER SHARE AMOUNTS          2002            2001
-------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
SELECTED CONSOLIDATED BALANCE SHEET DATA

ITALIAN GAAP
Current assets..............................................        513,023         498,006
Property, plant and equipment, net..........................        432,543         444,159
Intangible fixed assets.....................................         22,763          20,643
Investment and long-term receivables........................          7,997          15,382
                                                              -----------------------------
Total assets................................................        976,326         978,190
                                                              -----------------------------
Current liabilities.........................................        494,892         493,474
Long-term debt..............................................        191,756         197,893
Other long-term liabilities.................................              -               -
Employees' severance indemnity..............................         51,270          58,318
                                                              -----------------------------
Total liabilities...........................................        737,918         749,685
                                                              -----------------------------
Equity of majority shareholders.............................        238,549         227,928
Minority interest...........................................           (141)            577
                                                              -----------------------------
Total shareholders' equity..................................        238,408         228,505
                                                              -----------------------------
Weighted average number of shares outstanding...............  1,156,680,000   1,156,680,000
Total shareholders' equity per share........................           0.21            0.19
U.S. GAAP
Total assets................................................        942,992         943,875
Net assets..................................................        217,503         207,426
Total shareholders' equity..................................        217,503         207,426
Total shareholders' equity per share........................           0.19            0.18
-------------------------------------------------------------------------------------------

                                      VII-4

-----------------------------------------------------------------------------------------------------------
                                                             AT DECEMBER 31,
THOUSANDS OF EURO, EXCEPT     -----------------------------------------------------------------------------
SHARE AND PER SHARE AMOUNTS       2001            2000            1999            1998            1997
-----------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED
BALANCE SHEET DATA
ITALIAN GAAP
Current assets..............        497,985         455,599         395,639         437,335         428,291
Property, plant and
equipment, net..............        442,519         453,480         456,526         459,304         475,581
Intangible fixed assets.....         22,618          18,557           7,175           3,549           7,169
Investments and long-term
receivables.................          7,968          15,715          17,589          32,491          31,427
                              -----------------------------------------------------------------------------
Total assets................        971,090         943,351         876,929         932,679         942,476
                              -----------------------------------------------------------------------------
Current liabilities.........        474,224         440,776         383,853         389,624         487,442
Long-term debt..............        226,665         215,584         206,657         242,680         167,986
Other long-term
  liabilities...............              -               -           8,165               -               -
Employees' severance
indemnity...................         53,044          60,728          60,984          61,705          61,611
                              -----------------------------------------------------------------------------
Total liabilities...........        753,933         717,088         659,659         694,009         717,039
                              -----------------------------------------------------------------------------
Equity of majority
shareholders................        216,573         224,645         214,762         236,710         223,487
Minority interest...........            584           1,618           2,508           1,960           1,950
                              -----------------------------------------------------------------------------
Total shareholders'
equity......................        217,157         226,263         217,270         238,670         225,437
                              -----------------------------------------------------------------------------
Weighted average number of
shares outstanding..........  1,156,680,000   1,156,680,000   1,156,680,000   1,156,680,000   1,156,680,000
Total shareholders' equity
per share...................           0.19            0.20            0.19            0.21            0.20
U.S. GAAP
Total assets................        939,400         906,321         837,566
Net assets..................        195,592         207,437         199,642
Total shareholders'
  equity....................        195,592         207,437         199,642
Total shareholders' equity
per share...................           0.17            0.18            0.17
-----------------------------------------------------------------------------------------------------------

                                      VII-5

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

Dalmine manufactures seamless steel pipe products for a wide range of uses. Almost half of Dalmine's sales are destined for oil and petrochemical applications, and the remainder primarily for the industrial sector, particularly mechanical applications. Dalmine is the leading producer of seamless steel products in Italy and a leading producer of seamless steel products in the EU, with an annual production capacity of 950,000 tons of finished product. Dalmine also exports approximately 30% of its production to a wide number of countries outside the EU.

As import barriers have fallen, the Italian and other EU markets for seamless steel pipe products have become more competitive. Dalmine believes that the principal competitive factors affecting its domestic business are quality, delivery, service and price.

The market outside the EU for seamless steel pipe products is also highly competitive, with the primary competitive factors being price, quality and service. Dalmine competes worldwide against primarily four producers of seamless steel pipe products, two of which are located within the EU.

In 1999, Dalmine established a new wholly-owned subsidiary, Dalmine Energie, which began to operate in January 2000. Since it began operations, Dalmine Energie's business of purchasing electricity and gas from Italian suppliers for sale to Dalmine and other companies has contributed significantly to Dalmine's net sales and net income. Dalmine Energie's profit margin declined in the first half of 2002 compared to the first half of 2001 and in 2001 compared to 2000 as the energy supply industry has become increasingly competitive. In addition, Dalmine Energie's profit margin is susceptible to volatility in oil and electricity prices.

For a more complete description of Dalmine's business and market position, and of the competitive and other factors that could affect Dalmine's financial condition and results of operations, see "--Business."

OPERATING RESULTS

The following discussion should be read in conjunction with Dalmine's consolidated financial statements and related notes included in this prospectus. Dalmine prepares its consolidated financial statements in conformity with Italian GAAP, which differ in significant respects from U.S. GAAP. See note 16 to Dalmine's audited consolidated financial statements included in this prospectus for a description of the principal differences between Italian GAAP and U.S. GAAP as they relate to Dalmine and for a reconciliation of net (loss) income and total shareholders' equity as of and for the periods indicated.

                                      VII-6

The following table sets forth Dalmine's operating and other costs and expenses as a percentage of net sales for the periods indicated.

---------------------------------------------------------------------------------------------------------
                                                                    FOR THE
                                                               SIX-MONTH PERIOD      FOR THE YEAR ENDED
                                                                ENDED JUNE 30,          DECEMBER 31,
                                                              -------------------   ---------------------
                  PERCENTAGE OF NET SALES                     2002       2001       2001    2000    1999
---------------------------------------------------------------------------------------------------------
                                                                      (UNAUDITED)
Net sales...................................................  100.0        100.0    100.0   100.0   100.0
Cost of products sold.......................................  (80.5)       (81.1)   (80.6)  (82.1)  (85.0)
Selling, general and administrative expenses................  (10.4)       (10.4)   (11.2)  (12.1)  (11.2)
                                                              -------------------------------------------
Operating income............................................    9.1          8.5      8.2     5.8     3.8
Comprehensive financing (cost), income......................   (1.3)        (4.7)    (2.5)   (3.9)   (6.1)
Equity in income (loss) of associated companies.............    0.3         (0.7)    (0.6)   (0.2)   (0.3)
Other income (expense), net.................................    0.1          0.3     (4.5)    0.6     0.3
Income tax (expense) benefit................................   (3.9)        (2.4)    (0.7)   (2.3)    0.9
Extraordinary items.........................................      -          0.4     (0.2)    0.8    (2.3)
                                                              -------------------------------------------
Net income (loss)...........................................    4.3          1.4     (0.3)    0.8    (3.7)
---------------------------------------------------------------------------------------------------------

The table below shows Dalmine's total sales volume by product and market for the periods indicated.

---------------------------------------------------------------------------------------------------
                                                                  FOR THE
                                                              SIX-MONTH PERIOD   FOR THE YEAR ENDED
                                                               ENDED JUNE 30,       DECEMBER 31,
                                                              ----------------   ------------------
                     THOUSANDS OF TONS                        2002       2001    2001   2000   1999
---------------------------------------------------------------------------------------------------
                        (UNAUDITED)
European Union Market
  Oil and gas applications..................................    18          7     14     16      14
  Petrochemical applications................................    50         90    138    131     159
  Industrial applications...................................   166        183    318    359     353
  Construction and related applications.....................    35         36     68     63      70
  Cylinders and vessels.....................................     4          4      9     10       9
                                                              -------------------------------------
Total European Union Market.................................   273        320    547    579     605
                                                              -------------------------------------
Export Market
  Oil and gas applications..................................    27         42     77     66      32
  Petrochemical applications................................    81         95    205    190     129
  Industrial applications...................................    21         21     36     31      20
  Construction and related applications.....................     5          4     10     10       9
  Cylinders and vessels.....................................     3          2      4      2       1
                                                              -------------------------------------
Total Export Market.........................................   137        164    332    299     192
                                                              -------------------------------------
Total.......................................................   410        484    879    878     797
---------------------------------------------------------------------------------------------------

                                      VII-7

The table below shows Dalmine's net sales by market for the periods indicated.

-----------------------------------------------------------------------------------------------------
                                                              FOR THE SIX-MONTH
                                                                 PERIOD ENDED      FOR THE YEAR ENDED
                                                                   JUNE 30,           DECEMBER 31,
                                                              ------------------   ------------------
                     MILLIONS OF EUROS                        2002      2001       2001   2000   1999
-----------------------------------------------------------------------------------------------------
                                                                     (UNAUDITED)
European Union (excluding Italy)............................  121            141   231    175     215
Italy.......................................................  239            216   417    372     332
                                                              ---------------------------------------
Total European Union........................................  360            357   648    547     547
                                                              ---------------------------------------
North and South America.....................................   27             43    78    145      87
Asia........................................................   85             53   141     86      38
Africa......................................................   14             40    77     36      21
Other.......................................................    6              1     1     20       -
                                                              ---------------------------------------
Total Outside European Union................................  132            137   297    287     146
                                                              ---------------------------------------
Total Sales.................................................  492            494   945    834     693
-----------------------------------------------------------------------------------------------------

SIX MONTHS ENDED JUNE 30, 2002, COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

SALES VOLUME

Sales volume in the six months ended June 30, 2002, totaled 410,100 tons, compared to 483,800 tons in the same period of 2001, representing a decrease of 15.2%. This decrease in sales volume reflects the general slowdown in global industrial production and the effect of OPEC production cuts. Although for most of the year to date oil prices have remained at levels which, under typical circumstances, would be expected to result in sustained levels of investment in oil and gas drilling worldwide, demand for seamless steel pipes for the rest of the year is currently expected to be lower than the levels recorded in 2001 as a result of increased uncertainty about the future level of oil prices given the possibility of military action or other events in the Middle East, as well as the continuing weakness of recovery in demand in the main industrialized economies.

NET SALES

Despite a decrease in sales volume, net sales in the six months ended June 30, 2002, remained stable at E492.1 million, compared to E493.6 million in the same period of 2001. This result was mainly attributable to a significant increase in sales of electricity and natural gas by Dalmine Energie to unaffiliated parties, which contributed E106 million to net sales during the six months ended June 30, 2002, compared to E50 million in the same period of 2001. The increase in Dalmine Energie's revenues generated by sales to unaffiliated parties, which is expected to continue, is principally attributable to an increase in volumes of electricity sold mainly as a result of expansion of the customer base, a contemporaneous increase in energy prices and the commencement of Dalmine Energie's gas business in October 2001.

COST OF PRODUCTS SOLD

Cost of products sold, expressed as a percentage of net sales, remained, like net sales, stable and was 80.5% in the six months ended June 30, 2002, compared to 81.1% in the same period of 2001.

                                      VII-8

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expressed as a percentage of net sales remained stable at 10.4% in the first six months of 2002, as compared to the same period in the previous year.

NET COMPREHENSIVE FINANCING (COST) INCOME

Net comprehensive financing cost in the first six months of 2002 was E6.4 million, or 1.3% of net sales, compared to E23.6 million, or 4.7% of net sales, in the same period of 2001. This reduction was mainly due to an improvement in net foreign exchange difference to a gain of E1.6 million in the first six months of 2002 from a loss of E13.2 million in the same period of 2001, reduced average interest rates and a reduction in the average level of net financial indebtedness.

EQUITY IN LOSS (INCOME) OF ASSOCIATED COMPANIES

Equity in loss (income) of associated companies in the first six months of 2002 resulted in net income of E1.3 million, compared to a net loss of E3.3 million during the same period of 2001. This improved result was mainly due to a E2.4 million gain as a result of the revaluation of Dalmine's 33.3% interest in Tenaris Connections, using the equity method of accounting.

INCOME TAX (EXPENSE) BENEFIT

In the six months ended June 30, 2002, income tax expense was E19.2 million, or 3.9% of net sales, compared to E12.0 million in the same period of 2001 or 2.4% of net sales, primarily as a result of income tax and IRAP of E3.5 million and deferred tax of E15.7 million.

NET INCOME (LOSS)

Dalmine reported net income for the first six months of 2002 of E21.2 million, compared to net income of E6.9 million in the same period of 2001. This increase was mainly attributable to the reduction in net comprehensive financing cost, particularly the improvement in net foreign exchange difference.

OTHER INCOME (EXPENSE), NET

Other income for the first six months of 2002 was E0.7 million and consisted primarily of income from leases.

FISCAL YEAR ENDED DECEMBER 31, 2001, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

SALES VOLUME

Sales volume in 2001 remained stable at 878,500 tons compared to 878,000 tons in 2000. Dalmine's results for 2001 reflect the sustained recovery in global demand for seamless steel pipe products resulting from increased drilling activity in the oil and gas sector motivated by an increase in oil prices. Sales of seamless steel pipe declined in the second half of 2001 due to a slowdown in industrial production as well as the events of September 11, 2001.

NET SALES

Net sales in 2001 increased by 13.3% to E945 million compared to E834 million in 2000, primarily due to higher average selling prices for Dalmine's higher quality products, resulting from the favorable conditions in the seamless pipe market as well as increased sales of electricity and natural gas by Dalmine Energie to unaffiliated parties, which contributed E124 million to net sales in 2001 compared

                                      VII-9
to E61 million in 2000. The increase in Dalmine Energie's revenues generated by sales to unaffiliated parties is principally attributable to an increase in volumes of electricity sold mainly as a result of expansion of the customer base, a contemporaneous increase in energy prices and the commencement of Dalmine Energie's gas business in October 2001.

COST OF PRODUCTS SOLD

Cost of products sold, expressed as a percentage of net sales, was 80.6% in 2001 compared to 82.1% in 2000. This decrease was due to higher absorption of semi-fixed costs as a result of the increase in average unit prices described above, and was partially offset by an increase in cost of products sold at Dalmine Energie from 82.2% in 2000 to 95.1% in 2001 due to lower margins resulting from increased competition.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expressed as a percentage of net sales were 11.2% in the year ended December 31, 2001, compared to 12.1% in the previous year. The decrease was mainly due to the increase in net sales described above.

NET COMPREHENSIVE FINANCING (COST) INCOME

Net comprehensive financing cost during 2001 was E23.9 million, or 2.5% of net sales, compared to E32.5 million, or 3.9% of net sales, in 2000. This reduction was mainly due to the improvement in net exchange difference to a loss of E3.7 million in 2001 from a loss of E9.7 million in 2000 and reduced interest rates, lower depreciation of the euro against the U.S. dollar and a reduction in the average level of net financial indebtedness.

EQUITY IN LOSS OF ASSOCIATED COMPANIES

The net loss in associated companies of E5.4 million was due to the loss recognized on the sale of DMV Stainless (E6.5 million), offset by income of E1.1 million related to Dalmine's 33.33% interest in Tenaris Connections.

INCOME TAX (EXPENSE) BENEFIT

In 2001, income tax expense included mainly a tax charge of E6.7 million, or 0.7% of net sales, compared to a tax charge of E19.4 million in 2000. The tax charge consisted of current income tax of E1.1 million, IRAP of E9.0 million and deferred tax assets of E3.4 million. Deferred tax assets recognized during 2001 reflect the effect of deferred tax expenses of amortization exceeding the normal rate of amortization and the utilization of net operating losses carried forward, as well as the effect of deferred tax assets recognized for the provision created in respect of the BHP litigation.

OTHER INCOME (EXPENSE), NET

Other income (expense) resulted in a net loss of E42.5 million, which consisted primarily of the provision of E45 million created in respect of the BHP litigation, compared to a net gain of E5.1 million in 2000.

EXTRAORDINARY ITEMS

Net extraordinary items reflected a loss of E1.9 million due mainly to provisions recognized for the restructuring of the foreign trade network (E2.5 million) and the resolution of a tax dispute (E0.6 million) and the net income statement loss relating to damage caused by a hurricane at Dalmine's

                                      VII-10

Arcore mill (E0.8 million), partially offset by the reversal of a portion (E2.0 million) of Dalmine's reorganization provision. See note 15 to Dalmine's annual consolidated financial statements included in this prospectus.

NET INCOME (LOSS)

Dalmine reported net loss in 2001 of E3.2 million, compared to net income of E7.1 million in 2000. This loss was mainly due to the impact of the reserve in the amount of E45 million created in 2001 to account for potential losses as a result of BHP's lawsuit, and was partially offset by increased demand in the seamless steel pipe market as well as the reduction in comprehensive financing cost.

FISCAL YEAR ENDED DECEMBER 31, 2000, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

SALES VOLUME

Sales volume in 2000 increased by 10.2% to 878,000 tons from 797,000 tons in 1999. The increase in sales volume was due primarily to an increase in sales outside the EU, which totaled 299,000 tons in 2000, compared to 192,000 tons in 1999. Dalmine's results for 2000 reflected the recovery in demand and, to a lesser extent, the recovery in prices as compared to 1999. In particular, the consistently high international price of oil during 2000 resulted in greater exploration and drilling activities, with positive effects on the market for seamless pipes used in the production of refined petroleum products. Sales volume in the EU market totaled 579,000 tons for 2000 compared to 605,000 tons in 1999. This decrease was primarily caused by a reduction in sales to petrochemical plants and engineering customers.

NET SALES

Net sales in 2000 increased by 20.2% to E834 million from E694 million in 1999, primarily due to the favorable conditions in the seamless pipe market described above as well as the creation and commencement of operations at Dalmine Energie (which contributed E61 million to net sales).

COST OF PRODUCTS SOLD

Cost of products sold, expressed as a percentage of net sales, was 82.1% in 2000 compared to 85.0% in 1999. The decrease was the result of higher absorption of semi-fixed costs as a result of the increase in sales volume described above.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expressed as a percentage of net sales were 12.1% in the year ended December 31, 2000, compared to 11.2% in the previous year. The increase in expenses was mainly associated with the restructuring of the sales and distribution networks (which were merged into the parent company at the end of the year) as well as increased sales commission expenses associated with increased exports sold under sales agency agreements.

NET COMPREHENSIVE FINANCING (COST) INCOME

Net comprehensive financing cost during 2000 was E32.5 million, or 3.9% of net sales, compared to E42.6 million, or 6.1% of net sales, in 1999. This reduction was mainly due to a decrease in exchange differences caused by the reduced depreciation of the euro against the U.S. dollar as compared to the previous year, offset in part by an increase in the average level of net financial indebtedness.

                                      VII-11

EQUITY IN LOSS OF ASSOCIATED COMPANIES

The net loss in associated companies in 2000 of E1.7 million, and the net loss in 1999 of E2.3 million, related principally to Dalmine's participation in the losses recorded by DMV Stainless in the corresponding years.

INCOME TAX (EXPENSE) BENEFIT

In 2000, income tax expense included a tax charge of E19.4 million, or 2.3% of net sales. The tax charge of E19.4 million related to current and deferred income taxes and IRAP taxes in 2000, compared to a tax benefit of E6.5 million in 1999 (caused primarily by the effect in 1999 of booking a tax asset amounting to E14.1 million to reflect the application of changes to Italian GAAP adopted in that year).

OTHER INCOME (EXPENSE), NET

Dalmine recorded a gain of E5.1 million, or 0.6% of net sales, relating to other income for 2000 compared to a gain of E2.3 million in 1999. The increase was mainly due to the gain of E3.7 million from the disposition of Dalmine's Mezzolombardo and Baranzate warehouses to unaffiliated third parties, partially offset by an increase in other expenses of E0.8 million.

EXTRAORDINARY ITEMS

Net extraordinary items reflected income of E7.0 million in 2000, compared with a loss of E16.2 million in 1999. In 2000, the extraordinary income was due to the collection of an indemnity from Fintecna relating to obligations assumed by the previous owner of Dalmine under the 1996 privatization contract and to the recovery of an insurance claim. The extraordinary loss in 1999 was mainly due to a provision relating to a restructuring and reorganization program carried out in agreement with Dalmine's labor union.

NET INCOME (LOSS)

Dalmine reported net income in 2000 of E7.1 million, compared to a net loss of E25.8 million in 1999. This increase was mainly due to the improvement of the seamless pipe market, and the reduction in comprehensive financing cost described above, as well as certain non-recurring extraordinary items, which resulted in a change from an extraordinary loss of E16.2 million in 1999 to extraordinary income of E7.0 million in 2000.

                                      VII-12

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Dalmine's cash flow statements for the periods indicated.

--------------------------------------------------------------------------------------------------------
                                                    FOR THE SIX-MONTH           FOR THE YEAR ENDED
                                                  PERIOD ENDED JUNE 30,            DECEMBER 31,
                                                  ---------------------    -----------------------------
THOUSANDS OF EURO                                  2002        2001         2001       2000       1999
--------------------------------------------------------------------------------------------------------
                                                            (UNAUDITED)
Resources provided by operations................   47,948         3,601     71,702     41,648     46,889
Resources (used in) investing activities........  (16,535)      (20,926)   (45,045)   (50,903)   (34,142)
Resources (used in) provided by financing
activities......................................   (5,948)       16,190    (39,453)    10,175    (13,699)
Effect of exchange rate changes on cash and cash
equivalents.....................................      210          (300)         -          -          -
Cash flow due to consolidated area change.......        -             -     17,991       (708)         -
                                                  ------------------------------------------------------
Net (decrease) increase in cash and cash
equivalents.....................................   25,675        (1,435)     5,195        212       (952)
Cash and cash equivalents at beginning of
period..........................................   10,609         5,414      5,414      5,202      6,154
                                                  ------------------------------------------------------
Cash and cash equivalents at end of period......   36,284         3,979     10,609      5,414      5,202
--------------------------------------------------------------------------------------------------------

SIX MONTHS ENDED JUNE 30, 2002, COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

During the six months ended June 30, 2002, cash flow from operations was E47.9 million, compared to E3.6 million during the first six months of 2001. This increase was mainly attributable to higher net income.

Resources used in investing activities during the first six months of 2002 were E16.5 million, compared to E20.9 million in the first six months of 2001. The funds were mainly used for investments in plant and equipment.

Resources generated from operations, net of the resources used in investing activities during the period, were used to reduce financial indebtedness (principally long-term debt) by E5.9 million.

Dalmine's debt to equity ratio, measured as total net financial debt divided by total shareholders' equity, was 1.24 at June 30, 2002 compared to 1.72 at June 30, 2001.

FISCAL YEAR ENDED DECEMBER 31, 2001, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

At December 31, 2001, cash flow from operations was E71.7 million compared to E41.6 million in 2000, principally due to increased net income.

Resources used in investing activities during 2001 were E45.0 million, compared to E50.9 million in 2000. This reduction was principally due to a lesser amount of investments in plant and equipment.

The resources generated from operations, net of the resources used in investing activities during the period, were used to reduce financial indebtedness (principally in short-term borrowings) by E39.5 million.

                                      VII-13

Dalmine's debt to equity ratio, measured as total net financial debt divided by total shareholders' equity, was 1.51 at December 31, 2001, compared to 1.66 at December 31, 2000.

FISCAL YEAR ENDED DECEMBER 31, 2000, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

At December 31, 2000, cash flow from operations was E41.6 million compared to E46.9 million in 1999 principally due to an increase in inventory and trade receivables relating to higher production and sales volume, partially offset by an increase in accounts payable and in extraordinary items.

Resources used in investing activities during 2000 were E50.9 million, compared to E34.1 million in 1999, and were principally used to finance investments in plant and equipment.

Capital requirements for operations and investing activities caused a net increase in financial indebtedness of E10.2 million, principally in long term debt.

Dalmine's debt to equity ratio, measured as total net financial debt to total shareholders' equity, was 1.66 to 1 at December 31, 2000, compared to 1.68 to 1 at December 31, 1999.

FINANCINGS

As of June 30, 2002, Dalmine's net financial debt totaled E296.5 million compared to E327.5 million as of December 31, 2001. The principal components of this net financial debt are described below.

- Short-term indebtedness. As of June 30, 2002, Dalmine had short-term credit lines (such as overdraft lines and export/import financing) with banks in an aggregate amount of approximately E177.7 million. As of June 30, 2002, E116.2 million of short-term financing (excluding the current portion of medium and long-term indebtedness) was outstanding with maturities between 30 and 90 days and an average interest rate of approximately 3.40%.

- Medium- and long-term indebtedness. As of June 30, 2002, Dalmine had medium- and long-term indebtedness (including the medium- and long-term portion of capital lease obligations) in an aggregate amount of E215.6 million, of which E23.9 million was currently payable. The average interest rate for medium- and long-term loans was approximately 4.40%. A portion of this indebtedness equal to approximately E153.4 million is secured by mortgages on all of Dalmine's land and buildings and liens on all of its industrial equipment.

The most significant instruments evidencing this indebtedness are:

- the "Dalmine 2" debentures issued on January 1, 1998, in the aggregate amount of Italian lire 100 billion (E51.6 million); these debentures will mature on January 1, 2005, and pay interest at a floating rate based on the 3-month LIBOR rate;

- a loan agreement entered into in December 1998, with Banca Commerciale Italiana in the aggregate amount of Italian lire 100 billion (E51.7 million), secured by a mortgage on certain fixed assets and repayable in ten semi-annual installments beginning on June 30, 2001, and ending on December 31, 2005; the loan bears interest at a floating rate based on the six-month LIBOR rate;

- a loan agreement entered into on June 30, 1999, with Banca Popolare di Bergamo in the aggregate amount of Italian lire 50 billion (E25.8 million), secured by a mortgage on certain fixed assets and repayable in ten semi-annual installments beginning on March 15, 2002, and ending on September 15, 2006; the loan bears interest at a floating rate based on the six-month LIBOR rate;

- a loan agreement entered into on March 30, 2000, with Banca Nazionale del Lavoro in the aggregate amount of Italian lire 25 billion (E12.9 million), secured by a mortgage on certain fixed

                                      VII-14
  assets and repayable in ten semi-annual installments beginning on August 31, 2002, and ending on February 28, 2007; the loan bears interest at a floating rate based on the six-month LIBOR rate;

- a loan agreement entered into on March 30, 2001, with Banco di Brescia in the aggregate amount of E25.8 million, secured by a mortgage on certain fixed assets and repayable in ten semi-annual installments beginning on June 30, 2003, and ending on December 31, 2007; the loan bears interest at a floating rate based on the six-month LIBOR rate; and

- a loan agreement entered into on August 3, 2001, with San Paolo IMI in the aggregate amount of E39.5 million, secured by a mortgage on certain fixed assets and repayable in ten semi-annual installments beginning on February 3, 2004, and ending on July 28, 2008; the loan bears interest at a floating rate based on the three-month LIBOR rate.

At June 30, 2002, Dalmine and all of its subsidiaries were in compliance with all applicable financial and other covenants.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes Dalmine's contractual obligations at June 30, 2002, and the effect such obligations are expected to have on its liquidity and cash flow in future periods:

-----------------------------------------------------------------------------------------------------
                                                      PAYMENTS DUE BY PERIOD AS OF JUNE 30, 2002
                                                  ---------------------------------------------------
                                                          LESS THAN                           AFTER 5
MILLIONS OF EURO                                  TOTAL    1 YEAR     1-3 YEARS   4-5 YEARS    YEARS
-----------------------------------------------------------------------------------------------------
Other Commercial Commitments
  Guarantees....................................  103.9        56.1        36.9         1.5       9.4
                                                  ---------------------------------------------------
Total Commercial Commitments....................  103.9        56.1        36.9         1.5       9.4
-----------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                                  AMOUNT OF COMMITMENT EXPIRATION PER PERIOD AS OF
                                                                    JUNE 30, 2002
                                               -------------------------------------------------------
                                                 TOTAL
                                                AMOUNTS    LESS THAN                           AFTER 5
MILLIONS OF EURO                               COMMITTED    1 YEAR     1-3 YEARS   4-5 YEARS    YEARS
------------------------------------------------------------------------------------------------------
Contractual Obligations
  Short-Term Debt............................     116.2        116.2           -           -         -
  Long-Term Debt.............................     159.6         23.9        81.3        39.9      14.5
  Capital Lease Obligations..................       7.1          2.7         4.4           -         -
  Other Long-Term Obligations................      51.6            -        51.6           -         -
                                               -------------------------------------------------------
Total Contractual Cash Obligations...........     334.5        142.8       137.3        39.9      14.5
------------------------------------------------------------------------------------------------------

Off-balance sheet commitments are discussed in note 12 to the interim consolidated financial statements of Dalmine included elsewhere in this prospectus.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Dalmine's operating and financial review and prospects are based on Dalmine's consolidated financial statements, which have been prepared in accordance with Italian GAAP. The use of Italian GAAP as

                                      VII-15
opposed to U.S. GAAP has an impact on Dalmine's critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of consolidated net income (loss) for the periods ended June 30, 2002, and December 31, 2001, and the determination of consolidated shareholders' equity and consolidated financial position as of June 30, 2002, and December 31, 2001. Note 16 to Dalmine's audited consolidated financial statements included in this prospectus provides a reconciliation to U.S. GAAP of Dalmine's results of operations, shareholders' equity and certain other selected financial data.

The preparation of these financial statements requires Dalmine to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Dalmine valuates its estimates, including those related to valuation of long-lived and intangible assets and goodwill, reserve for obsolescence, deferred income taxes, contingencies and derivative instruments and hedging activities. Dalmine bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Dalmine believes the following critical accounting policies and estimates affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

DEFERRED INCOME TAXES

Deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws in each of the relevant jurisdictions. Deferred income taxes reflect management's assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is reasonably certain that some portion or all of the deferred tax assets will not be realized. Actual income taxes could vary from these estimates due to future changes in income tax law or results from final review of Dalmine's and its subsidiaries' tax returns by taxing authorities.

Dalmine has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. However, in the event management were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should management determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

REVENUE RECOGNITION

Net sales in the consolidated statements of income are equal to gross sales from operations, net of sales returns and discounts. Revenue from sales is recognized upon transfer of ownership, which usually takes place upon delivery of the related goods. Sales returns are calculated on an actual basis.

INVENTORY OBSOLESCENCE RESERVE

Dalmine's management creates provisions for obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon inventory

                                      VII-16
turnover levels and assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional investory write-downs may be required.

LOSS CONTINGENCIES

Loss contingencies are accrued when it is reasonably certain that the loss will be incurred, but uncertainty exists relating to the amount or the date on which they will arise. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available as of the date of preparation of the financial statements.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

If a derivative instrument (interest rate and commodity swaps, call and put options, etc.) is being used as a hedging instrument, the derivative is not recognized at fair value in the balance sheet as an asset or liability. Forward contracts used as hedging instruments related to foreign currency accounts receivable and payable are recognized at the corresponding spot rate at year-end. Forward contracts used as hedging instruments related to forecasted transactions (foreign currency sales and purchases) are recognized in full through the income statement upon their settlement. Derivative instruments deemed non-hedging in nature are recognized through the income statement using the "fair value" of the instrument at year end. Also, premiums and discounts of all derivative contracts are initially recognized in full in the balance sheet and amortized through the income statement over the life of the contract.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED

Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

EARNINGS AND SHAREHOLDERS' EQUITY INFORMATION ON A U.S. GAAP BASIS

Dalmine's consolidated financial statements have been prepared in accordance with Italian GAAP, which, as applied to Dalmine, differ in significant respects from U.S. GAAP.

Under U.S. GAAP, Dalmine recorded net income of E21.9 million (net income of E21.2 million under Italian GAAP) for the six months ended June 30, 2002, compared to net income of E4.6 million (net income of E6.9 million under Italian
GAAP) for the six months ended June 30, 2001, net loss of E5.9 million (net loss of E3.2 million under Italian GAAP) for the year ended December 31, 2001, net income of E5.9 million (net income of E7.1 million under Italian GAAP) for the year ended December 31, 2000, and net loss of E27.6 million (net loss of E25.8 million under Italian GAAP) for the year ended December 31, 1999.

The principal differences between Italian GAAP and the U.S. GAAP that affected Dalmine's results of operations were due to:

- expense treatment of start-up cost and research and development;

- capitalization of assets prematurely written off;

- provision for restructuring costs;

                                      VII-17

- capitalized interest;

- contingencies;

- revenue recognition;

- deferred income taxes;

- transactions among companies under common control;

- inventory capitalization;

- transaction gains and losses on foreign currency; and

- derivative instruments and hedging activities.

For additional information regarding the reconciliation of Dalmine's consolidated net income and shareholders' equity to U.S. GAAP, see note 16 to Dalmine's audited consolidated financial statements included in this prospectus.

RECENT DEVELOPMENTS

On October 24, 2002, Dalmine announced its summary financial information for the quarter and the nine months ended September 30, 2002.

Sales volume decreased to 148,500 tons for the quarter ended September 30, 2002, from 173,000 tons in the same period of 2001. During the nine months ended September 30, 2002, sales volume decreased to 558,600 tons from 656,800 tons in the same period of 2001. The reduction in sales volume during the quarter and the nine months ended September 30, 2002, was primarily caused by the effects of the slowdown in demand in the global market for seamless steel pipe products.

Net sales for the quarter ended September 30, 2002, decreased to E196.7 million from E205.2 million during the same period of 2001. Sales by Dalmine Energie to unaffiliated parties contributed E51.3 million to net sales, compared to E27.3 million in the same period of 2001. Net sales for the nine months ended September 30, 2002, decreased to E706.9 million from E718.1 million during the same period of 2001, with sales by Dalmine Energie to unaffiliated parties contributing E157.0 million to net sales, compared to E77.6 million in the same period of 2001.

Dalmine recorded a net loss of E1.0 million for the quarter ended September 30, 2002, compared to net income of E7.2 million in the same period of 2001. For the nine months ended September 30, 2002, Dalmine recorded net income of E20.3 million compared to net income of E14.1 million in the same period of 2001.

As of September 30, 2002, Dalmine's net financial debt totaled E294.4 million, compared to E296.5 million as of June 30, 2002.

                                      VII-18

                                RISK MANAGEMENT

The following discussion concerning Dalmine's risk management activities includes forward contracts and other derivatives that involve risks and uncertainties. Actual results could differ due to the nature of these financial transactions. The analysis shown below presents the hypothetical loss/earnings on the fair value of the financial instruments and derivative instruments which were held by Dalmine at June 30, 2002, and are sensitive to changes in interest rates, foreign exchange rates and market prices. None of these instruments are held for trading purposes. In the ordinary course of the business, Dalmine also faces risks with respect to financial instruments that are either non-financial or non-quantifiable; these risks principally include country risk and credit risk and are not presented in the following analysis. The risk analysis sets forth the sensitivity of Dalmine's financial instruments to selected changes in interest rates, foreign exchange rates and quoted market prices.

Furthermore, Dalmine Energie, as part of its trading activities in gas and electricity, is exposed to variations in oil prices. Because selling and purchase price indices are not necessarily aligned, Dalmine Energie regularly hedges against price variations in these commodities.

INTEREST RATE SENSITIVITY

Dalmine's financial borrowings under existing loan agreements, including short-term and long-term indebtedness, consists solely of floating rate indebtedness. Dalmine takes advantage of favorable opportunities in the market to swap portions of its indebtedness from floating to fixed rates under interest rate swap arrangements.

At June 30, 2002, Dalmine had outstanding financial indebtedness of E180 million subject to fixed rates (with an average interest rate of 4.36%) and denominated entirely in euro and an additional E116.5 million subject to floating rates (with an average of 3.72%). Dalmine's combined financial indebtedness of E296.5 million at June 30, 2002 accrued interest at an average rate of 4.11%.

At June 30, 2002, an increase/decrease in LIBOR of 10% would result in increased/decreased interest charges of E0.1 million.

Dalmine's interest rate swap arrangements outstanding at June 30, 2002, are as follows:

- a swap of E51,645,689 entered into on October 13, 1999, maturing on October 13, 2002 (fair value was a loss of E305,057 at June 30, 2002);

- a swap of E103,291,380 entered into on September 9, 1999, maturing on September 2, 2002 (fair value was a gain of E141,903 at June 30, 2002);

- a swap of E51,645,689 entered into on January 1, 1998, maturing on January 1, 2005 (fair value was E0.00 at June 30, 2002);

- a swap of E12,942,110 entered into February 28, 2001, maturing on February 28, 2007 (fair value was a loss of E502,854.19 at June 30, 2002);

- a swap of E10,117,392 entered into on September 30, 2000, maturing on June 16, 2010 (fair value was a loss of E422,985.27 at June 30, 2002); and

- a swap of E2,380,864 entered into on September 30, 2000, maturing on December 15, 2009 (fair value was a loss of E91,566.33 at June 30, 2002).

                                      VII-19

FOREIGN EXCHANGE RATE RISK

Dalmine continuously monitors its economic exposure to changes in foreign exchange rates, and maintains a policy of reducing its exposure to currencies other than the euro by hedging its monetary position in U.S. dollars and British pounds ("GBP").

At June 30, 2002, Dalmine's monetary position subject to foreign currency exchange rate fluctuations amounted to USD83 million in U.S. dollars and GBP3.6 million in British pounds. This position of USD83 million is made up of different instruments (forward contracts, options and short-term loans) in order to reduce the recorded exposure to exchange rate fluctuations and to partially hedge forecasted future revenues.

In particular, this position is related to recognized assets and liabilities of USD31.7 million and forecasted transactions of USD51.3 million.

The net position of GBP3.6 million is related to recognized assets and liabilities of approximately GBP2.3 million and related to forecasted sales of GBP1.3 million.

The following derivative instruments held by Dalmine at June 30, 2002 were entered into in order to hedge the cash flow from customers both in U.S. dollars and British pounds:

- on October 12, 2001, Dalmine entered into a USD10.0 million forward contract to exchange euros for U.S. dollars at a fixed rate exchange of E1.00=USD0.9052, maturing on July 22, 2002;

- on November 30, 2001, Dalmine entered into a GBP1.0 million forward contract to exchange euros for British pounds at a fixed rate exchange of E1.00=GBP0.6269, maturing on July 31, 2002;

- on February 12, 2002, Dalmine entered into a USD4.8 million forward contract to exchange euros for U.S. dollars at a fixed rate exchange of E1.00=USD0.8670, maturing on September 12, 2002;

- on February 12, 2002, Dalmine entered into a USD4.5 million forward contract to exchange euros for U.S. dollars at a fixed rate exchange of E1.00=USD0.8662, maturing on October 11, 2002;

- on February 12, 2002, Dalmine entered into a USD4.5 million forward contract to exchange euros for U.S. dollars at a fixed rate exchange of E1.00=USD0.8654, maturing on November 12, 2002;

- on March 28, 2002, Dalmine entered into a GBP1.0 million forward contract to exchange euros for British pounds at a fixed rate exchange of E1.00=GBP0.6168, maturing on August 29, 2002;

- on June 20, 2002, Dalmine entered into a USD5.0 million forward contract to exchange euros for U.S. dollars at a fixed rate exchange of E1.00=USD0.9408, maturing on November 20, 2002;

- on June 28, 2002, Dalmine entered into a GBP0.5 million forward contract to exchange euros for British pounds at a fixed rate exchange of E1.00=GBP0.6510, maturing on October 31, 2002;

- on June 28, 2002, Dalmine entered into a GBP0.5 million forward contract to exchange euros for British pounds at a fixed rate exchange of E1.00=GBP0.6513, maturing on November 29, 2002; and

- on June 28, 2002, Dalmine entered into a GBP0.5 million forward contract to exchange euros for British pounds at a fixed rate exchange of E1.00=GBP0.6505, maturing on September 30, 2002.

The fair value at June 30, 2002 of these foreign exchange contracts was a gain of approximately E3,395,537.

                                      VII-20

The following derivative (knock-in forward) instruments held by Dalmine at June 30, 2002 were entered into in order to hedge the cash flow from customers in U.S. dollars:

- on January 23, 2002, Dalmine entered into a USD5.0 million knock-in forward option (zero-cost option) to exchange euros for U.S. dollars at a strike price of E1.00=USD0.8850 with a reversal knock-in of E1.00 = USD0.8290, maturing on August 28, 2002;

- on February 18, 2002, Dalmine entered into a USD5.0 million knock-in forward option (zero-cost option) to exchange euros for U.S. dollars at a strike price of E1.00=USD0.8750 with a reversal knock-in of E1.00=USD0.8165, maturing on October 23, 2002;

- on March 18, 2002, Dalmine entered into a USD5.0 million knock-in forward option (zero-cost option) to exchange euros for U.S. dollars at a strike price of E1.00=USD0.8800 with a reversal knock-in of E1.00=USD0.8461, maturing on September 24, 2002;

- on April 18, 2002, Dalmine entered into a USD5.0 million knock-in forward option (zero-cost option) to exchange euros for U.S. dollars at a strike price of E1.00=US$0.8850 with a reversal knock-in of E1.00=USD0.8610, maturing on November 20, 2002;

- on April 18, 2002, Dalmine entered into a USD5.0 million knock-in forward option (zero-cost option) to exchange euros for U.S. dollars at a strike price of E1.00=USD0.9100 with a reversal knock-in of E1.00=USD0.8670, maturing on December 20, 2002;

- on May 16, 2002, Dalmine entered into a USD5.0 million knock-in forward option (zero-cost option) to exchange euros for U.S. dollars at a strike price of E1.00=USD0.9100 with a reversal knock-in of E1.00=USD0.8830, maturing on September 20, 2002; and

- on May 16, 2002, Dalmine entered into a USD5.0 million knock-in forward option (zero-cost option) to exchange euros for U.S. dollars at a strike price of E1.00=USD0.9100 with a reversal knock-in of E1.00=USD0.8780, maturing on October 21, 2002.

The fair value at June 30, 2002 of these foreign exchange contracts was a gain of approximately E3,653,054.

The following derivative instruments held by Dalmine Energie at June 30, 2002 were entered into in order to hedge the cash flow from suppliers in U.S. dollars:

- on June 28, 2002, Dalmine Energie entered into a USD4.4 million forward contract to exchange euros for U.S. dollars at a fixed rate exchange of E1.00=USD0.9934, maturing on July 18, 2002;

- on June 28, 2002, Dalmine Energie entered into a USD1.1 million forward contract to exchange euros for U.S. dollars at a fixed rate exchange of E1.00=USD0.9920, maturing on August 19, 2002;

- on June 28, 2002, Dalmine Energie entered into a USD0.6 million forward contract to exchange euros for U.S. dollars at a fixed rate exchange of E1.00=USD0.9907, maturing on September 19, 2002;

- on June 28, 2002, Dalmine Energie entered into a USD0.9 million forward contract to exchange euros for U.S. dollars at a fixed rate exchange of E1.00=USD0.9894, maturing on October 18, 2002;

- on June 28, 2002, Dalmine Energie entered into a USD0.3 million forward contract to exchange euros for U.S. dollars at a fixed rate exchange of E1.00=USD0.9880, maturing on November 18, 2002; and

                                      VII-21

- on June 28, 2002, Dalmine Energie entered into a USD0.2 million forward contract to exchange euros for U.S. dollars at a fixed rate exchange of E1.00=USD0.9867, maturing on December 18, 2002.

The fair value at June 30, 2002 of these foreign exchange contracts was a loss of approximately E26,917.

COMMODITY DERIVATIVE INSTRUMENTS

Dalmine Energie entered into an oil call option during 2001 to hedge the change in the market price related to gas and electricity. The fair value of this option at June 30, 2002, was a net gain of approximately E0.1 million.

                                      VII-22

                                    BUSINESS

INTRODUCTION

Dalmine is the leading Italian and a leading European producer of seamless steel pipe products, concentrating on pipe products for oil and gas wells, petrochemical and thermal applications and for the mechanical, automotive and machinery industries.

In February 1996, Siderca acquired a substantial interest in Dalmine. Siderca has increased its interest in Dalmine since this initial acquisition. As of October 18, 2002, San Faustin beneficially owned 47.22% directly or indirectly of Dalmine's outstanding ordinary stock.

Dalmine was incorporated in 1920 as a corporation (Societa Anonime) under the laws of Italy and commenced operations in that year at an existing manufacturing plant in Dalmine, Italy. Dalmine's ordinary stock has been listed on the Milan Stock Exchange since 1924. Its corporate offices and principal industrial facility are located at Piazza Caduti 6 luglio 1944 n.1, 24044 Dalmine (BG), Italy.

PRODUCTS

Dalmine manufactures seamless steel pipe products for a wide range of uses. Slightly less than half of Dalmine's products are destined for oil and petrochemical applications, and the remainder primarily for the industrial sector, particularly mechanical applications. Dalmine also manufactures a smaller quantity of semi-finished products, pressure cylinders, steel bottles and vessels for high-pressure compressed and liquefied gas storage and other specialized products for diverse applications. Most of Dalmine's products are manufactured in a wide range of specifications, which vary in width, length, thickness, finishings and steel grades. See "Part Four--Information about Tenaris--Business--Tenaris's products."

As a result of being a part of Tenaris, Dalmine is increasingly concentrating its manufacturing activities on products for mechanical engineering and petrochemical applications. Dalmine believes that it enjoys operational and marketing advantages in respect of these products and benefits from its location in Western Europe, which boasts a high rate of industrial activity and a significant concentration of engineering companies. Dalmine also competes in the market for high value-added products such as automotive products and gas and hydraulic cylinders, where it seeks to distinguish itself through better quality and service than its competitors.

                                      VII-23

The following table shows Dalmine's installed production capacity and actual production by product at the dates and for the periods indicated.

--------------------------------------------------------------------------------
                                                              AT OR FOR THE YEAR
                                                              ENDED DECEMBER 31,
                                                              ------------------
THOUSANDS OF TONS                                             2001   2000   1999
--------------------------------------------------------------------------------
(UNAUDITED)
Steel Bars
  Installed Capacity (annual)(1)............................  900    900    900
  Actual Production.........................................  779    740    603
Seamless Steel Pipe
  Installed Capacity (annual)(1)............................  950    950    950
  Actual Production.........................................  692    653    525
--------------------------------------------------------------------------------

(1) The installed capacities referred to in this table roughly approximate Dalmine's estimates of its effective production capacity under present conditions.

PRODUCTION PROCESS AND FACILITIES

Dalmine operates five plants in Italy located at Dalmine, Sabbio, Costa Volpino, Arcore and Piombino. Dalmine's headquarters are located in the town of Dalmine close to Bergamo, about 40 kilometers from Milan in northern Italy, which is the main production center. The Dalmine plant was inaugurated in 1906. Situated on an area of 150 hectares, the plant includes a state-of-the-art seamless pipe mill and has an annual production capacity of 800,000 tons of seamless steel pipes and 900,000 tons of steel bars.

DALMINE

The major manufacturing plants at the Dalmine facility are the following:

- a steel shop, including an electric arc furnace, two ladle furnaces, two continuous casters and a cooling bed;

- a continuous floating mandrel mill with two finishing lines;

- a retained mandrel mill with three finishing lines;

- a rotary expander with a finishing line;

- a Pilger mill with a finishing line; and

- cold drawing facilities.

                                      VII-24

The major operational units at the Dalmine facility and corresponding effective production capacity (in thousands of tons per year) as of December 31, 2001, the year operations commenced and the year of the latest major overhaul are as follows:

-----------------------------------------------------------------------------------------------
                                                         EFFECTIVE
                                                         PRODUCTION      YEAR        YEAR OF
                                                          CAPACITY    OPERATIONS   LATEST MAJOR
                                                          (ANNUAL)    COMMENCED      OVERHAUL
-----------------------------------------------------------------------------------------------
Steel Shop.............................................         900        1976            1995
Pilger Mill............................................         110        1937            1968
Continuous Floating Mandrel Mill
  Small Diameter.......................................         140        1952            1992
  Medium Diameter......................................         550        1978            1991
-----------------------------------------------------------------------------------------------

The Dalmine facility manufactures seamless steel pipes with external diameters ranging from 17 mm to 711 mm, mainly from carbon, low alloy and high alloy steels for diverse applications. Approximately 90% of carbon, low alloy and high alloy steels are supplied through Dalmine's own steel shop. The Dalmine facility also manufactures semi-finished products for the Costa Volpino, Piombino and Sabbio and Arcore facilities.

ARCORE

The Arcore facility covers an area of approximately 16 hectares and includes one Deischer mill with associated finishing lines and multiple cold Pilger mills for cold-drawn pipes. Production is concentrated in heavy-wall mechanical pipes with external diameters ranging from 48 to 203 mm. The Arcore facility has an annual production capacity of approximately 160,000 tons.

On July 7, 2001, the Arcore facility was struck by a hurricane, causing substantial damage to the facilities. The facilities were subsequently repaired and normal production resumed in the last quarter of 2001. As of December 31, 2001, Dalmine recognized E15.8 million of costs related to damage from the hurricane and E15.0 million of other income related to the estimated reimbursement from insurance companies. Dalmine has not yet collected any amounts from insurance companies.

PIOMBINO

The Piombino facility covers an area of approximately 67 hectares. The Piombino facility includes a welded pipe production line (Fretz Moon type) with a hot stretch reducing mill, two hot dip galvanizing lines and associated finishing facilities. Production is focused on the production of welded pipe and finishing of small diameter seamless and welded pipe for sanitary applications in the domestic market, such as residential water and gas transport. The Piombino facility has an annual production capacity of approximately 178,000 tons.

COSTA VOLPINO

The Costa Volpino facility covers an area of approximately 31 hectares. It produces cold-drawn carbon, low alloy and high alloy steel pipes with external diameters ranging from 12 mm to 273 mm, mainly for automotive, mechanical and machinery companies in Europe and the United States. The Costa Volpino facility has an annual production capacity of approximately 95,000 tons.

                                      VII-25

SABBIO

The Sabbio facility covers an area of approximately 10 hectares and produces bottles, vessels and accumulators using seamless pipe of quenched and tempered high-resistance low alloy steel. The Sabbio facility has an annual production capacity of approximately 13,000 tons.

TUBICAR S.P.A.

Tubicar S.p.A., a subsidiary of Dalmine until its merger into Dalmine in December 2000, operated a plant in Carbonara Scrivia that produced cold drawn carbon steel tubes. A special drawing line also produced a limited amount of specially formed tubes for race bicycles. The Carbonara Scrivia facility had an annual production capacity of approximately 5,000 tons. In October 2001, Dalmine ceased production activity at the Carbonara Scrivia facility. Dalmine plans to sell to third parties the fixed assets of the mill (land, building, plant and equipment) that cannot be used elsewhere by Dalmine.

SALES AND MARKETING

The following table shows Dalmine's sales by product in terms of volume for the periods indicated.

--------------------------------------------------------------------------------
                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
THOUSANDS OF TONS                                             2001   2000   1999
--------------------------------------------------------------------------------
(UNAUDITED)
European Union Market
  Oil and gas applications..................................   14     16     14
  Petrochemical applications................................  138    131    159
  Industrial applications...................................  318    359    353
  Construction and related applications.....................   68     63     70
  Cylinders and vessels.....................................    9     10      9
                                                              ------------------
Total European Union Market.................................  547    579    605
                                                              ------------------
Export Market
  Oil and gas applications..................................   77     66     32
  Petrochemical applications................................  205    190    129
  Industrial applications...................................   36     31     20
  Construction and related applications.....................   10     10      9
  Cylinders and vessels.....................................    4      2      1
                                                              ------------------
Total Export Market.........................................  332    299    192
                                                              ------------------
Total.......................................................  879    878    797
--------------------------------------------------------------------------------

EUROPEAN UNION MARKET

The European Union market (including Italy) accounted for 62% of Dalmine's total sales volume in 2001 and 66% of total sales volume in 2000.

The market for seamless steel pipe products in the EU in 2001 continued the recovery shown in 2000 from the depressed level prevailing in 1999. Consumption of seamless steel pipes in the EU rose by an estimated 5% from 2000 levels reflecting increased demand from the energy sector. However,

                                      VII-26
industrial demand began to decline during the second half of 2001 following global economic stagnation exacerbated by the events of September 11, 2001, which led to decreased capital expenditures and consumer and industry confidence.

Based on customs records, imports of seamless pipes to the EU increased during 2001 by 20%. This increase in imports consisted mainly of low-priced pipes from producers in Russia, Ukraine and other Eastern European countries and occurred despite current antidumping duties and strong domestic demand in the exporting countries.

EU producers saw their overall market share of seamless steel pipe sales decline, while maintaining their market share in higher value products for petrochemical and mechanical applications.

Prices were up during the entire year, influenced by a high global demand for seamless steel pipes particularly in the OCTG sector and increased capacity utilization. European seamless steel pipe production increased by 8% to 3.6 million tons.

In the Italian domestic market, Dalmine estimates that the demand for seamless steel pipes increased by about 2% in 2001 compared to 2000 but Dalmine's sales in the domestic Italian market were affected by increased imports from Russia, Ukraine and other Eastern European countries (up by 11% over 2000). During 2001, Dalmine restructured its sales activities in the Italian market, substituting sales to large distributors with direct sales to end-users and sales to small regional distributors and implementing an electronic sales platform on its website. These efforts were supported by the implementation of customer relationship management systems and increased provision of services, such as JIT delivery and cutting-to-length, to help Dalmine manage the increased number of direct customers. Although these efforts have resulted in an initial loss of market share, we believe that these efforts will help consolidate Dalmine's position in the Italian market, differentiating it from its competitors, and plan to extend the strategy to the rest of the EU market.

The poor general economic climate of the second half of 2001 resulted from a strong decrease in demand for seamless pipes in the mechanical industry sector. As a result, Dalmine's sales to this market were lower than in 2000.

EXPORT MARKET

The export market (outside the EU) accounted for 38% of Dalmine's total sales volume in 2001 and 34% of total sales volume in 2000.

The following table indicates the market distribution of Dalmine's exports as a percentage of total sales volume for the periods indicated.

--------------------------------------------------------------------------------
                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
              PERCENTAGE OF TOTAL SALES VOLUME                2001   2000   1999
--------------------------------------------------------------------------------
                        (UNAUDITED)
North and South America.....................................   12     16     13
Middle East and Africa......................................   17     11      6
Far East and others.........................................    9      7      5
--------------------------------------------------------------------------------

Since late 1999 and continuing through 2000 and 2001, upward trends in oil and gas prices and increased drilling activity have led to increased demand and market prices for many of Dalmine's energy-related products. Furthermore, a favorable exchange rate between the euro and the U.S. dollar

                                      VII-27
has enabled European manufacturers, including seamless pipe manufacturers, to maintain their competitiveness. This contributed to an increase in sales to export markets, where demand for OCTGs and specialized pipelines has been favorable.

DISTRIBUTION

During 2001, Dalmine successfully merged its production (Dalmine S.p.A) and distribution companies in Italy (Tubi Acciaio e Derivati Commerciale S.p.A., or TAD Commerciale, and Tubi di Qualita S.r.l.) creating a more efficient commercial and logistic structure. Current customer needs in Italy are satisfied directly from the mill for large orders, from one of four strategically located dedicated service centers for JIT for end users or from a regional authorized dealer for smaller customers.

By developing relationships with smaller distributors in Italy and directly with customers rather than using large distributors, Dalmine seeks to shorten the distance to end users and to better and more quickly learn clients' technical and service requirements. An internet portal, offering Internet order tracking and online standard gas pipe purchasing, is already used by some of Dalmine's Italian customers. New services will be included to seek to maximize customer satisfaction and loyalty.

In order to avoid duplication of some commercial structures between Dalmine's TAD distribution network and Tenaris Global Services, Dalmine continued to downsize some of its distribution activities abroad during 2001. Consequently, Tad USA Inc. ceased operations in December 2001 and Metal Tad de Venezuela and Tad Pipe Canada Ltd. are in the process of voluntary liquidation.

COMPETITION

EUROPEAN UNION MARKET

Dalmine's main Italian competitor in the commercial, gas and standard sectors is Pietra, a privately-owned Italian tube producer. Dalmine's competitors in the EU include some of the Tenaris companies' principal global competitors--V&M Tubes, with mills in France and Germany--as well as Tubos Reunidos S.A. of Spain and Voest Alpine A.G. of Austria.

As import barriers have fallen, the Italian and other EU markets for seamless steel pipe products have become more competitive. During 1999, imports of seamless pipes into the EU from countries outside of the EU were again strong, which given the fall in demand further increased their share of the market in products of medium to low quality. Dalmine's sales in Italy were adversely affected by these imports because they were often offered at prices significantly lower than those offered by Dalmine. In August 1999, the European Commission granted the requests of the European seamless pipe industry and acknowledged that competing exports from Ukraine and Croatia were being dumped into the EU and were causing serious injury to EU manufacturers. As a result, substantial antidumping duties and restrictions were imposed on both of these countries in August 1999. This action followed a successful similar proceeding brought by the European seamless steel pipe industry against producers in Russia, Poland, the Czech Republic, Slovakia, Romania and Hungary, which resulted in antidumping penalties and other equitable remedies.

EXPORT MARKET

Dalmine competes in the export market as a Tenaris company. For a description of the Tenaris companies' principal competitors in the international seamless steel pipe market, see "Part Four--Information About Tenaris--Business--Competition."

                                      VII-28

CAPITAL EXPENDITURE PROGRAM

Dalmine initiated a major capital expenditure program in 1999, covering a period of three years with an original budget of E131 million. The capital expenditure program involves all of Dalmine's plants and other facilities, as well as Dalmine's corporate offices. The main objectives of the program were to expand the range and to improve the quality of products and reduce production costs. As of December 31, 2001, Dalmine had made capital expenditures of approximately E139 million under the program.

A major focus of the capital expenditure plan included a substantial restructuring of the small-diameter pipe factory, which is expected to be completed within 2002. The major components of this plan are:

- modernization of the hot-rolling and finishing areas;

- the installation of new systems for wrapping and delivering pipes;

- the initiation of a new line for pipe inspection; and

- the installation of a new finishing line for quality and boiler pipes.

In addition, significant initiatives in Dalmine's other factories were commenced or completed recently, including:

- various improvements to the production lines, particularly in the pipe control area, at Arcore;

- various improvements, particularly in the area of industrial services, to the water system and the testing laboratory and equipment at Costa Volpino; and

- measures to reduce costs, particularly in the zinc-coating plants, at Piombino.

Dalmine's current capital expenditure program also contemplates improvements in information and management systems. Recently completed initiatives include:

- the completion and start-up of the new plant maintenance system for the factory at Costa Volpino; and

- the start of a pilot project to acquire orders through the Internet and the creation of an Internet application to enable customers to track the current status of their orders, which became operational during the first half of 2001.

Dalmine coordinates with Siderca and Tamsa in the development of e-business projects, such as an Internet portal for procurement and the new globally-integrated commercial systems.

In addition to major projects under its capital expenditure program which will be completed this year, Dalmine makes regular expenditures to respond to changes in competitive conditions, maintain flexible operations and improve environmental and safety conditions. These expenditures are included in the figures provided above.

INVESTMENTS IN OTHER COMPANIES

Dalmine derives a portion of its profits and losses from its equity position in various companies. The following table shows the percentage share of each company's capital stock beneficially owned by Dalmine directly or indirectly and the value of each investment at the dates indicated, as well as profit or losses generated by each investment for the periods indicated.

                                      VII-29

-----------------------------------------------------------------------------------------
                                                               AT OR FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
           THOUSANDS OF EURO, EXCEPT PERCENTAGES               2001      2000      1999
-----------------------------------------------------------------------------------------
Subsidiaries (consolidated)
TAD Commerciale(1)
   Share of Total Capital Stock Held........................                      100.00%
   Equity Value of Investment...............................                        6,407
   Profit (Loss) Derived from Investment....................                         (717)
Dalmine Holding
   Share of Total Capital Stock Held........................  100.00%   100.00%   100.00%
   Equity Value of Investment...............................    1,808     5,667     2,973
   Profit (Loss) Derived from Investment....................   (8,764)   (9,283)   (4,345)
Tubicar(1)
   Share of Total Capital Stock Held........................                       56.75%
   Equity Value of Investment...............................                        1,146
   Profit (Loss) Derived from Investment....................                          139
Tubi di Qualita(1)
   Share of Total Capital Stock Held........................                      100.00%
   Equity Value of Investment...............................                        9,038
   Profit (Loss) Derived from Investment....................                       (1,691)
Dalmine Energie(2)
   Share of Total Capital Stock Held........................                      100.00%
   Equity Value of Investment...............................                            9
   Profit (Loss) Derived from Investment....................                         (0.5)
Associated Companies
DMV Stainless(3)
   Share of Total Capital Stock Held........................             33.33%    33.33%
   Equity Value of Investment...............................              7,462     9,035
   Profit (Loss) Derived from Investment....................             (1,725)   (2,732)
Other Investments
   Equity Value of Investment...............................    3,102     2,197     1,680
   Profit (Loss) Derived from Investment....................      791        17       195
-----------------------------------------------------------------------------------------

(1) Merged into Dalmine.
(2) From June 2000, controlled through Dalmine Holding.
(3) Dalmine sold its shares in DMV Stainless in December 2001.

SUBSIDIARIES

TAD COMMERCIALE

TAD Commerciale was acquired by Dalmine during the period from 1990 to 1992 as part of the global acquisition of the TAD group of companies. TAD Commerciale was the largest steel products distributor in Italy, focusing on the supply of line pipe, finished products, fittings and flanges to petrochemical plants and refineries. TAD Commerciale also has a strong presence in the international

                                      VII-30
market, coordinating its activities with Dalmine Holding's distribution network. In December 2000, TAD Commerciale was fully absorbed into Dalmine by statutory merger.

In order to avoid duplication of some commercial structures between Dalmine's TAD distribution network and Tenaris Global Services, Dalmine continued to downsize some of its distribution activities abroad during 2001. Consequently, Tad USA ceased operations in December 2001 and Metal Tad de Venezuela and Tad Pipe Canada are in the process of voluntary liquidation.

SO.PAR.FI. DALMINE HOLDING S.A., OR DALMINE HOLDING

Dalmine Holding (formerly named SO.PAR.FI TAD Holding S.A.) was acquired by Dalmine in 1992. Dalmine Holding consists of an international network of companies specializing in the distribution of steel tube products to the petrochemical and energy related industries. Through Dalmine Holding, Dalmine controls numerous international steel distribution companies worldwide.

On May 30, 2002, SO.PAR.FI. TAD Holding S.A. was named SO.PAR.FI. Dalmine Holding S.A.

I-DALMINE S.P.A.

i-Dalmine was created in June 2000, under Dalmine Holding and became operational during the second half of 2000. i-Dalmine operates in the internet sector in the design, execution, development and management of network information and telematic systems.

TUBI DI QUALITA AND SIDERLANDINI SIDERURGICA DELLE DOLOMITI S.P.A.

Tubi di Qualita, acquired by Dalmine in 1990, distributed principally mechanical tubes from warehouses located in the Northern region of Italy. Siderlandini in which Dalmine acquired a majority stake in 1995, operated in the Triveneto regions of Italy as a distributor of pipes and non-tubular steel products.

In October 1999, Tubi di Qualita merged with Siderlandini with the goal of combining their respective commercial networks, coordinating sales and supply activities, rationalizing the management of commercial inventory and unifying information systems. The new company, which assumed the Tubi di Qualita name, ceased its sale of non-tubular products and concentrated on the sale of seamless pipes for industrial use (in particular for mechanical applications), cold products for cylinders and oleo-dynamic circuits, water and gas pipes, pipes for heating and structural pipes. In December 2000, this company was fully absorbed into Dalmine by statutory merger.

TUBICAR

Tubicar, acquired by Dalmine in 1990, operates in the Carbonara Scrivia facility in Italy. Tubicar specializes in the production and sale of cold drawn carbon pipes and alloyed pipes. In December 2000, Tubicar was fully absorbed into Dalmine by statutory merger. As discussed above, in October 2001, Dalmine ceased production activity at the Carbonara Scrivia facility.

DALMINE ENERGIE

Dalmine Energie was established by Dalmine in the second half of 1999, following the partial deregulation of the energy sector by the Italian government and began to operate in 2000. Initially formed to supply electricity to Dalmine and to other users in the Bergamo area forming the Consorzio Orobie Energie, a consortium of area companies, it has rapidly expanded and currently supplies electricity to many industrial companies in north and central Italy. Dalmine Energie purchases electricity principally from GRTN, at wholesale market prices under volume and delivery conditions

                                      VII-31
that closely match those at which it sells to its customers. At June 30, 2002, Dalmine Energie had approximately 350 customers and traded three Twh (Billions of Kilowatt/hour). Dalmine Energie enjoyed a high operating margin in its first year of business due to its position as a first mover, but in 2001 its operating margins declined as the business matured and competition increased. In 2001, Dalmine Energie began operating in the natural gas and telecom services businesses. Dalmine Energie purchases its natural gas requirements from Snam under a long-term contract that expires on September 1, 2011, and contains annual, quarterly and daily "take-or-pay" provisions.

Dalmine Energie recognizes revenue only upon delivery of electricity and gas and other services to its customers. Revenues are calculated based on actual consumption, which is measured by meter readings carried out at set intervals. Of its E165 million in revenues in 2001, 24.7% were derived from sales to Dalmine and the remainder represented sales to third parties (of which 95.9% represented sales of electricity and the remainder represented sales of natural gas). Of its E133 million in revenues in the first half of 2002 (compared to E69 million in the first half of 2001), 20.7% were derived from sales to Dalmine (27.1% in the first half of 2001) and the remainder represented sales to third parties (of which 62.6% represented sales of electricity and the remainder represented sales of natural gas).

OTHER INVESTMENTS

DMV STAINLESS

DMV Stainless was established in 1994 by three major European pipe producers (Dalmine-Mannesmann-Vallourec) on the basis of a joint venture agreement regarding the stainless tubes production and trade. DMV Stainless is located in Helmond, the Netherlands. DMV Stainless operates in the production and sale of stainless seamless and welded pipes through a group of four subsidiary companies located in Europe (Italy, France and Germany) and the United States. Dalmine held 33% of the share capital of DMV Stainless. Dalmine and the Tenaris companies have chosen to exit the stainless business, and, in December 2001, Dalmine formalized the sale of its 33% holding in DMV Stainless for E2 million after obtaining the authorizations required by the EU.

TENARIS CONNECTIONS

Tenaris Connections, located in Liechtenstein, was established in 1996 and is owned in equal parts by Siderca, Tamsa and Dalmine. Presently, Tenaris Connections operates directly or through subsidiaries as a licensor of technology used in the threading and reconstruction of connections for seamless steel pipes and accessories.

PETROL RACCORD

Dalmine acquired a 20.00% interest in Petrol Raccord as a result of its acquisition of TAD Commerciale.

Petrol Raccord is located in Calendasco, Italy, and operates in the construction and sale of pipe-fittings, mainly for the chemical and petrochemical industries.

RAW MATERIALS AND ENERGY

Dalmine uses ferrous scrap, pig iron, ferroalloys and special-quality steel as raw materials for its manufacturing operations. Raw materials collectively represent approximately 35% to 40% of total production cost, with ferrous scrap representing over 60% of this amount. The price of ferrous scrap can vary substantially and is heavily influenced by developments in the global iron and steel industry, which is highly cyclical.

                                      VII-32

Dalmine purchases approximately 65% of its ferrous scrap requirements from the Italian market, 30% from the EU (excluding Italy) and the remainder from other parts of the world. Dalmine purchases its pig iron requirements primarily from Algeria, Turkey and the Ukraine; unlike ferrous scrap purchases, which are primarily denominated in euros, Dalmine's pig iron purchases are usually denominated in U.S. dollars and therefore subject to greater exchange rate risk. Dalmine's ferroalloy requirements are also denominated primarily in U.S. dollars and since July 1999 purchases have been coordinated with the other Tenaris companies in order to exert greater purchasing power. High-alloy and other special-quality steels are supplied under annual contracts, with prices closely linked to prevailing ferrous scrap prices. Ferrous scrap, pig iron, ferroalloys and special-quality steel represented approximately 39% of total production costs in 2001, compared to 39% in 2000 and 37% in 1999.

Dalmine consumes large quantities of electric power, particularly in operating its electric furnace to produce steel. Until recently, Dalmine purchased its electric power requirements from GRTN at prices established for industrial users. In the first half of 1999, the Italian government instituted deregulation measures; in July 1999, Dalmine created a wholly-owned subsidiary, Dalmine Energie, to acquire electrical and other forms of energy at lower rates for Dalmine and for other companies in the Bergamo area belonging to the Consorzio Orobie Energia. Dalmine Energie began to operate in January 2000, after having identified sources for the purchase of electrical energy and entered into supply contracts with companies in the consortium. Today, all of Dalmine's electric and gas power requirements are supplied by Dalmine Energie. Until recently, Dalmine purchased natural gas used to power the furnaces that reheat steel billets in the pipe manufacturing process from Snam. In October 2001, Dalmine began purchasing natural gas from Dalmine Energie, which has begun to provide natural gas in addition to the other forms of energy it supplies.

In 2001, energy costs were approximately 15% of total production costs, compared to 12% in 2000.

EMPLOYEES

At June 30, 2002, Dalmine had 3,185 employees, including temporary employees. Most of Dalmine's employees belong to labor unions, the three largest of which are:

- the Italian Federation of Metalworks, a member of the Italian Federation of Labor Unions;

- the Italian Federation of Workers and Employees in Metalworks, a member of the General Italian Federation of Labor; and

- the Italian Union of Metal Workers, a member of the Italian Labor Union.

Dalmine has specific agreements with these labor unions for all employee categories governed by the master national labor contract; these specific agreements address matters including salary levels, working hours and benefits. Dalmine also has supplementary agreements with these unions dealing with specific issues, such as incentive programs and workshift restructurings.

In April 1999, an agreement was signed between Dalmine and the trade unions to implement a two-year restructuring and reorganization plan to manage lay-offs and personnel reduction plans. The agreement involves the payment of extraordinary unemployment benefits until April 2001, for lay-offs over the two-year period and the use of various tools (mobility, retirement, incentives, outplacements, professional re-training, new work arrangements) to reduce excess personnel by approximately 580 employees. The restructuring and reorganization plan resulted in an accrual of E15 million, recorded under extraordinary expenses in 1999.

This reorganization plan was completed during the first half of 2001, achieving 80% success in reducing the workforce. However, in March 2001, the Ministry of Labor and Social Security issued

                                      VII-33
guidelines on the application of Laws 257/92 and 271/93 concerning the payment of social security benefits to workers exposed to asbestos while working in the Dalmine and Sabbio factories. Because of these early retirements, Dalmine decided not to request an extension of the personnel reduction agreement.

Dalmine believes that it enjoys satisfactory relations with its employees and their labor unions. Other than work stoppages for an aggregate period of 32 hours, 26 of which were organized by labor unions nationally at the industry level (and not specifically targeted at Dalmine), Dalmine has not experienced any work stoppages or other organized disruptions involving its employees in the last three years.

PRODUCT QUALITY STANDARDS

Dalmine's seamless steel pipes are manufactured in accordance with the specifications of the API and the ASTM. The products must also satisfy Dalmine's proprietary standards as well as its customers' requirements. Dalmine maintains an extensive quality control program to ensure that its products continue to satisfy proprietary and industry standards and are competitive from a product quality standpoint with products offered by its competitors. In 1986, Dalmine received ISO 9001 certification from the Italian Institute for Quality Assurance, a requirement for selling to the major oil and gas companies which have rigorous quality standards. The ISO 9001 quality management system assures that the product complies with a broad range of customer requirements from the acquisition of raw material to the delivery of the final product. ISO 9001 is designed to ensure the reliability of both the product and the processes associated with the manufacturing operation. All of Dalmine's commercial and manufacturing facilities have received ISO 9001 certification. In addition, Dalmine's main production facility in Dalmine has received quality system approval from API, a requirement for pipes used in oil and gas production and transportation.

RESEARCH AND DEVELOPMENT

Dalmine's R&D activities are coordinated with the other Tenaris companies. For a description of these R&D activities, see "Part Four--Information About Tenaris--Business--Research and development."

Dalmine recognized E4.5 million for R&D in 2001, compared to E4.2 million in 2000 and E3.8 million in 1999.

ENVIRONMENTAL

Dalmine is subject to a wide range of Italian local, provincial and national and EU laws, regulations, permits and decrees concerning, among other things, human health, discharges to the air and water and the handling and disposal of solid and hazardous wastes. Compliance with environmental laws and regulations is a significant factor in Dalmine's business. We are not aware of any current material legal or administrative proceedings pending against Dalmine or any of Dalmine's subsidiaries with respect to environmental matters which could have an adverse material impact on Dalmine's financial condition or results of operations.

INSURANCE

Dalmine carries property, accident, fire, third party liability and other insurance (such as vehicle insurance) in amounts which are customary in the steel products industry. Dalmine does not carry loss-of-profit or business interruption insurance.

                                      VII-34

LITIGATION

ANTITRUST PROCEEDINGS

On December 8, 1999, the Commission of the European Community imposed fines on Dalmine and seven other global seamless pipe manufacturers for alleged violations of article 81 of the EU treaty.

The fine imposed on Dalmine was E10.8 million. Since the alleged violations relate to a period prior to the acquisition by Siderca of its substantial interest in the company, 84.08% of the fine imposed on Dalmine is payable by Fintecna, a wholly-owned subsidiary of IRI S.p.A., which is in turn wholly owned by the Italian government. Fintecna succeeded Iritecna S.p.A. in liquidation, which in turn succeeded Ilva, the company that formerly owned the shares of Dalmine sold to Siderca under the contract pursuant to which Dalmine was privatized. Fintecna has admitted its liability for and committed to pay 84.08% of any fine imposed on Dalmine in connection with these proceedings. At Fintecna's direction, Dalmine filed an appeal against this ruling in March 2000. While awaiting the outcome of the appeal, the portion of the fine payable by Dalmine was accrued in its provisions for liabilities and expenses at December 31, 2001 (E1.7 million), the same amount that was included as of December 31, 2000.

BHP PROCEEDINGS

In June 1998, British Steel and Dalmine were sued by a consortium led by BHP before the Commercial Court of the High Court of Justice Queen's Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva, supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to 300,000 British pounds, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP's product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court's judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP is being determined in a separate proceeding. Dalmine's petition to the trial court for leave to appeal its judgment was denied, but on August 5, 2002, the Court of Appeals granted Dalmine leave to appeal the trial court's judgment. The appeal will be heard and the Court of Appeals' judgment is expected to be issued in 2003.

BHP has indicated in court proceedings that it will seek damages of approximately 35 million British pounds to cover the cost of replacing the pipeline. In addition, although neither party has yet

                                      VII-35
presented evidence with respect to these damages, BHP has indicated that it will also seek damages of approximately 39 million British pounds to cover investigation and related costs and approximately 140 million British pounds to cover the cost of deferred revenues assessed by reference to the prevailing oil price at the day of judgment. Subsequent to the court's recent judgment in favor of BHP on the issue of liability, BHP has petitioned the court for an interim judgment of damages in the amount of approximately 37 million British pounds to cover the cost of replacing the pipeline.

On July 31, 2002, Dalmine agreed to pay BHP 15 million British pounds (approximately E23 million) in interim damages. The court is expected to hear arguments regarding, and issue its final judgment on, total damages in 2003.

Dalmine has created a provision in the amount of E45 million in its results for 2001 to account for potential losses as a result of BHP's lawsuit, which had a substantial adverse effect on its earnings for the year. The amount of this provision relates mostly to BHP's claim for direct damages of approximately 35 million British pounds incurred to replace the damaged pipeline. As the proceedings for the determination of damages have not yet been substantially completed, Dalmine is not currently in a position to make an estimate of the possible loss or range of loss, if any, in excess of the amount currently accrued in its financial statements as of June 30, 2002.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments (the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized) believes that, under the Dalmine privatization contract, Techint Investments should be entitled to recover from Fintecna on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Techint Investments has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of E13 million. Techint Investments disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP's lawsuit against Dalmine.

If Dalmine were required to pay damages to BHP substantially in excess of its provision of E45 million (including consequential damages or deferred revenues), and those damages were not reimbursed to Dalmine by Fintecna, Dalmine's (and, consequently, Tenaris's) results of operations, financial condition and net worth would be further materially and adversely affected.

ANTIDUMPING PROCEEDINGS

Dalmine has been subject to antidumping proceedings alleging that it sold its products in the United States at less than fair value and countervailing duty proceedings alleging that it received unfair subsidies from the Italian government. Both proceedings resulted in the imposition of protective measures against Dalmine in the United States.

The first of these proceedings, relating to Dalmine's sales of OCTGs in the United States, was initiated in July 1994 and resulted in the imposition of an antidumping duty of 49.78% and a countervailing duty of 1.47% on two specific types of OCTGs.

The second of these proceedings, relating to Dalmine's sales of SL&P pipe in the United States, was also initiated in July 1994 and resulted in the imposition of an antidumping duty of 1.84% and a countervailing duty of 1.47%. Following an appeal by Dalmine, the antidumping duty was reduced to 1.27%.

                                      VII-36

In July 2000, the U.S. government began a "sunset" review to determine whether the antidumping measures applicable to Dalmine's sales of OCTGs and SL&P pipe in the United States should be revoked. That review resulted in a decision to retain the antidumping measures applicable to Dalmine's OCTGs (as a result of which the U.S. market remains essentially closed to Dalmine's OCTGs) while revoking the measures applicable to Dalmine's SL&P products.

OTHER PROCEEDINGS

Three of Dalmine's former managers have been named as defendants in a criminal proceeding, arising from the death of, or, in some cases, injuries to certain employees, before the Court of Bergamo, Italy, based on alleged negligence in having omitted to inform the employees working in a specific area of the mill of the risks connected with the use of asbestos and for having omitted to take any measure to prevent the risks connected with the use of asbestos in certain areas of Dalmine's manufacturing facilities from 1960 to the early 1980s. If its former managers are held responsible, Dalmine will be liable for damages to the 20 affected employees or their respective estates, as applicable. Dalmine is also a defendant in two civil proceedings for work-related injuries arising from its use of asbestos. The first of these proceedings was instituted on February 14, 2001, before the Court of Bergamo, Italy, by the estate of Luigi Pedruzzi, for damages in an aggregate amount of approximately E640,000. The other proceeding was instituted on June 5, 2001, before the Commissione Provinciale di Conciliazione of Bergamo, Italy, the mediation commission for the province of Bergamo, by the estate of Elio Biffi for an aggregate amount of approximately E770,000. In addition, some other asbestos-related out-of-court claims have been forwarded to Dalmine. The aggregate relief currently sought in out-of-court claims is approximately E3.8 million, although damages have not yet been specified in some cases. Of the 39 claims (inclusive of the 20 claims of the affected employees relating to the criminal proceeding and the out-of-court claims), 16 incidents have already been settled, either by Dalmine or by Dalmine's insurer. Dalmine estimates that its potential liability in connection with the remaining cases not yet settled or covered by insurance is approximately E6.3 million. This amount was recognized as a provision for liabilities and expenses as of June 30, 2002. While Dalmine may be subject to additional asbestos-related claims in the future, Dalmine, based on recent trends, does not believe that asbestos-related liabilities arising from claims already filed against Dalmine or from future asbestos-related claims are reasonably likely to be, individually or in the aggregate, material to its results of operations, liquidity and financial condition.

Dalmine is also involved in legal proceedings incidental to the normal conduct of its business, for which it has made provisions in accordance with its corporate policy and the rules of the Milan Stock Exchange. Dalmine believes its provisions are adequate. Dalmine does not believe that liabilities relating to these proceedings are likely to be, individually or in the aggregate, material to its consolidated financial position.

For a description of other material litigation involving Dalmine, see "Part Four--Information About Tenaris--Business--Litigation."

                                      VII-37

                             PRINCIPAL SHAREHOLDERS

The following table shows the current beneficial ownership of Dalmine's shares, as of October 18, 2002, by (a) Dalmine's principal shareholders (persons or entities that own beneficially 5% or more of Dalmine's shares), (b) Dalmine's directors, members and alternate members of the board of auditors and executive officers as a group and (c) non-affiliated public shareholders.

-------------------------------------------------------------------------------------
IDENTITY OF PERSON OR GROUP                                      NUMBER       PERCENT
-------------------------------------------------------------------------------------
San Faustin(1)..............................................    546,139,009    47.22%
Directors, members and alternate members of the board of
auditors and executive officers as a group..................      3,765,040     0.33%
Public......................................................    606,775,951    52.46%
-------------------------------------------------------------------------------------
Total.......................................................  1,156,680,000   100.00%
-------------------------------------------------------------------------------------

(1) Includes shares held by Siderca through Techint Investments (47.00%) and shares held directly by the Company (0.22%). San Faustin is controlled by Roberto Rocca.

As of October 18, 2002, San Faustin held 546,139,009 of Dalmine's ordinary shares, or 47.22% of Dalmine's total outstanding ordinary shares. Dalmine is not aware of any person, other than San Faustin and its subsidiaries, who beneficially owns more than 5% of Dalmine's capital stock as of the date of this prospectus. None of the ordinary shares held by Siderca possesses any rights different from the rights of ordinary shares held by other persons.

As of October 18, 2002, a total of 1,156,680,000 Dalmine ordinary shares were registered in the Dalmine shareholders register. These shares represent 100% of Dalmine's total outstanding ordinary shares.

                                   MANAGEMENT

BOARD OF DIRECTORS

Management of Dalmine's business is vested in a board of directors. Dalmine's by-laws provide for a board of directors consisting of at least three and at most 15 directors. Pursuant to regulation of the Italian Securities Commission, the board of directors of a listed company is required to meet at least four times per year. A majority of the members of the board constitutes an attendance quorum, and resolutions may be adopted by the vote of a majority of the directors present. In the case of a tie, the person presiding over the meeting is entitled to cast the deciding vote.

Directors are elected at the ordinary shareholders' meeting to serve up to three-year renewable terms. Dalmine's current board of directors is comprised of nine directors, each of whom was appointed at the annual ordinary shareholders' meeting held on June 28, 2002.

The following table sets out Dalmine's directors appointed at the annual ordinary shareholders' meeting held on June 28, 2002, their respective positions on the board of directors, their years of service as a board member and their years of birth.

                                      VII-38

------------------------------------------------------------------------------------------------------------
                                                                                        YEARS AS
                                                                                       A DIRECTOR
                                                                                      OR ALTERNATE   YEAR OF
             NAME                    POSITION             PRINCIPAL OCCUPATION          DIRECTOR      BIRTH
------------------------------------------------------------------------------------------------------------
Roberto Rocca(1)...............  President          Honorary Chairman of San Faustin       41           1922
Paolo Rocca(1).................  Executive          Chief Executive Officer of the         16           1952
                                 Vice President     Techint group and the Tenaris
                                                    companies
Alberto Valsecchi..............  Managing Director  Managing Director of Dalmine            6           1944
Gianfelice Mario Rocca(1)......  Director           Chairman of San Faustin                 1           1948
Enrico Bonatti(1)..............  Director           Director of many companies among       19           1958
                                                    the Techint group and the
                                                    Tenaris companies
Roberto Einaudi................  Director           Honorary Chairman of Techint           15           1906
                                                    Compagnia Tecnica Internazionale
                                                    S.p.A.
Mario Ratti....................  Director           Chairman of many companies of          22           1940
                                                    North Italy
Luciano Taddei.................  Director           Managing Director of many              34           1932
                                                    companies of the Province of
                                                    Bergamo
Emilio Zanetti.................  Director           Chairman of Banca Popolare di          17           1931
                                                    Bergamo--Credito Varesino
------------------------------------------------------------------------------------------------------------

(1) Roberto Rocca is the father of Gianfelice Mario Rocca and Paolo Rocca, and the uncle of Enrico Bonatti.

BOARD OF AUDITORS

Dalmine's by-laws provide for a board of auditors consisting of three members and two alternate members. Each member of the board of auditors is elected at the ordinary shareholders' meeting and serves for three-year renewable terms.

The primary responsibilities of the board of auditors are to monitor (1) the performance of Dalmine's board of directors and Dalmine's management as to compliance with Italian law, Dalmine's by-laws, shareholders' resolutions and Italian principles of corporate administration, (2) the adequacy of Dalmine's organization with respect to competence, internal auditing and administrative accounting and (3) the adequacy of provisions given by Dalmine to the companies it controls pursuant to art. 114, c.2, D.L.vo 58/98, and, without prejudice to the role of external auditors, to report to the shareholders at the annual ordinary shareholders' meeting regarding the accuracy of the financial information presented to the meeting by the board of directors. The board of auditors must communicate to the Italian Securities Commission any observed failure to meet its standards. If the board of auditors has observed serious irregularities in the activities of the directors, it may report the irregularities to a competent tribunal.

There are currently three statutory auditors and two alternate statutory auditors, each of whom was appointed at Dalmine's annual ordinary shareholders' meeting held on April 30, 2001. The following

                                      VII-39
table sets out the current statutory auditors, the position currently held by each of them and the years of service as statutory and alternate statutory auditors.

------------------------------------------------------------------------------------------------
                                                                            YEARS AS A DIRECTOR
                         NAME                               POSITION       OR ALTERNATE DIRECTOR
------------------------------------------------------------------------------------------------
Giorgio Oggioni.......................................  Chairman                     3
Italo Lucchini........................................  Member                       3
Franco Zavatarelli....................................  Member                       3
Gilberto Zanin........................................  Alternate Member             3
Marco Brughera........................................  Alternate Member             3
------------------------------------------------------------------------------------------------

SENIOR MANAGEMENT

Dalmine's executive officers, their respective positions and their years of service with the company are as follows:

----------------------------------------------------------------------------------------------------
                                                                                      YEARS AS AN
                NAME                                   POSITION                    EXECUTIVE OFFICER
----------------------------------------------------------------------------------------------------
Paolo Rocca.........................  Executive Vice President                             6
Alberto Valsecchi...................  Managing Director                                    6
Massimo Cincera.....................  Chief Administrative and Financial Officer           2
Roland Balkenende...................  Export Sales Manager-outside Europe                  1
Giorgio Frigerio....................  Export Sales Manager-Europe                          1
Claudio Leali.......................  Quality Control Manager                              4
Sergio Tosato.......................  Production Manager                                   3
Sergio Aldovini.....................  Labor Relations Manager                              3
Filippo Cattaneo....................  Technical Manager                                    4
Luca Celora.........................  Orders Manager                                       1
Stefano Muller......................  General Services Manager                             6
----------------------------------------------------------------------------------------------------

PAOLO ROCCA. Mr. Rocca currently serves as Executive Vice President of Dalmine. In addition, Mr. Rocca serves as chief executive officer of the Company, chief executive officer of Siderca, chairman of the board of directors of Tamsa, president of the board of directors of Siat and vice president of the board of directors of Confab. He is also chief executive officer of the Techint group, a member of the board of directors of the Company, president of the board of directors of Siderar and a member of the board of directors of Amazonia. He was first employed with the Techint group in 1985 as assistant to the chairman of the board of directors of Techint Financing Corporation. In 1986, he became a member of the board of directors of Siderca and, in 1990, he became executive vice president of Siderca. Mr. Rocca was born in 1952.

ALBERTO VALSECCHI. Mr. Valsecchi currently serves as Managing Director of Dalmine. He joined the Techint group in 1968 and has held various positions within Tenaris and the Techint group, including managing director of Siderca. He assumed his current position with Dalmine in 1996. Mr. Valsecchi was born in 1944.

                                      VII-40

MASSIMO CINCERA. Mr. Cincera currently serves as Chief Administrative and Financial Officer of Dalmine. He assumed his current position with Dalmine in 2000. Prior to joining Dalmine, he was an auditor at KPMG S.p.A. from 1988 to 2000. Mr. Cincera was born in 1964.

ROLAND BALKENENDE. Mr. Balkenende currently serves as Export Sales Manager-outside Europe of Dalmine. He also serves as Director of the Tenaris Process & Power Plant Services business unit and head of the U.S. operations of Tenaris Global Services. He assumed his current position with Dalmine in 2001, having previously worked as a consultant in the seamless tubes business. Mr. Balkenende was born in 1957.

GIORGIO FRIGERIO. Mr. Frigerio currently serves as Export Sales Manager-Europe of Dalmine. Prior to joining Dalmine, he served as project manager at Aster S.p.A. from 1982 to 1989 and as sales manager at Grupo Falck in 1989 and 1990. He joined Dalmine in 1990 when Dalmine acquired the tubular assets of Grupo Falck. He assumed his current position with Dalmine in 2001. Mr. Frigerio was born in 1956.

CLAUDIO LEALI. Mr. Leali currently serves as Quality Control Manager of Dalmine. He began his career at Dalmine in 1976 and he assumed his current position with Dalmine in 1998. Mr. Leali was born in 1950.

SERGIO TOSATO. Mr. Tosato currently serves as Production Manager of Dalmine. He began his career at Dalmine in 1974 and he assumed his current position with Dalmine in 1999. Mr. Tosato was born in 1949.

SERGIO ALDOVINI. Mr. Aldovini currently serves as Labor Relations Manager of Dalmine. He began his career at Dalmine in 1971 and he assumed his current position with Dalmine in 1999. Mr. Aldovini was born in 1946.

FILIPPO CATTANEO. Mr. Cattaneo currently serves as Technical Manager of Dalmine. He was tests laboratory head at Pirelli from 1970 to 1974. From 1975 to 1997 he worked as technical manager at Innse. He joined Dalmine in 1997 and he assumed his current position with Dalmine in 1998. Mr. Cattaneo was born in 1943.

LUCA CELORA. Mr. Celora currently serves as Orders Manager of Dalmine. He served as head of technological research at Acciaiereria Ferriere di Piombino from 1991 to 1993. He joined Siderca and served as head of customer service from 1994 to 1996. He joined Dalmine in 1996 and he assumed his current position with Dalmine in 2001. Mr. Celora was born in 1964.

STEFANO MULLER. Mr. Muller currently serves as General Services Manager of Dalmine. He joined the Techint group in 1988 and was hired by Dalmine in 1996. He assumed his current position with Dalmine in 1996. Mr. Muller was born in 1952.

COMPENSATION

The aggregate compensation of the directors of Dalmine for 2001 was:

- Gross ordinary compensation (for all the directors) of E245,317; and

- Additional gross special compensation (for the Executive Vice President and the Managing Director) of E464,811.

The gross ordinary compensation of the directors and members of the board of auditors is determined at the annual ordinary shareholders' meeting.

                                      VII-41

Following some economic collective agreements, Dalmine has purchased a life insurance policy for each of its managers, with Dalmine as the sole policyholder and beneficiary. The premiums are fully paid by Dalmine during the manager's employment at Dalmine. The benefit provided by the life insurance policy is the payment of E144,608 in case of death or permanent disability.

SHARE OWNERSHIP

The total number of shares owned by directors of Dalmine as of October 18, 2002, is 3,765,040 shares, which are owned by two directors: Luciano Taddei and Mario Ratti.

There are no shares owned by the other directors, the members or alternate members of the board of auditors or the executive officers.

                                      VII-42

                                   PART EIGHT
                               LEGAL INFORMATION

                        COMPARISON OF SHAREHOLDER RIGHTS

The Company was organized under and is governed by the laws of Luxembourg. Siderca was organized under and is governed by the laws of Argentina. Tamsa was organized under and is governed by the laws of Mexico. Dalmine was organized under and is governed by the laws of Italy. Your rights as holders of our shares or ADSs will differ materially from your rights as holders of Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares as a result of differences among:

- the corporate laws of Luxembourg, Argentina, Mexico and Italy;

- our articles of association and the by-laws of Siderca, Tamsa and Dalmine; and

- the terms of our ADS deposit agreement, Siderca's ADS deposit agreement and Tamsa's ADS deposit agreement.

Copies of our articles of association and ADS deposit agreement are attached as exhibits to the registration statements filed by us on Form F-4 (of which this prospectus forms a part) and on Form F-6, respectively. For information on how to obtain copies of these documents, see "Part Nine--Additional Information for Shareholders--Where You Can Find More Information."

The chart below summarizes material differences between the rights of holders of our shares (including shares underlying our ADSs), Siderca shares (including Siderca shares underlying Siderca ADSs), Tamsa shares (including Tamsa shares underlying Tamsa ADSs) and Dalmine shares. This summary is based upon applicable corporate law and certain provisions of our articles of association and the by-laws of Siderca, Tamsa and Dalmine. Because this is a summary, it does not contain all the information that may be important to you. You should read this summary in conjunction with our articles of association and the by-laws of Siderca, Tamsa and Dalmine, our ADS deposit agreement and the ADS deposit agreements of Siderca and Tamsa and applicable Luxembourg, Argentine, Mexican and Italian legal provisions. You should also note that your ability to exercise your rights as a holder of our shares may be affected if you hold them in the form of ADSs. See "--Description of Our American Depositary Receipts."

                       ---------------------------------------------------------------------------------------------
                              COMPANY           SIDERCA SHAREHOLDER      TAMSA SHAREHOLDER            DALMINE
                        SHAREHOLDER RIGHTS            RIGHTS                  RIGHTS            SHAREHOLDER RIGHTS
                       ---------------------------------------------------------------------------------------------
Corporate Governance   Currently. Luxembourg   Currently. Argentine    Currently. Mexican      Currently. Italian
                       law and our articles    law and Siderca's by-   law and Tamsa's by-     law and Dalmine's
                       of association govern   laws govern the         laws govern the         by-laws govern the
                       the rights of holders   rights of holders of    rights of holders of    rights of holders of
                       of our shares and,      Siderca shares and,     Tamsa shares and,       Dalmine shares.
                       indirectly, ADSs.       indirectly, ADSs.       indirectly, ADSs.
                       Upon completion of      Upon completion of      Upon completion of      Upon completion of
                       the exchange offer.     the exchange offer.     the exchange offer.     the exchange offer.
                       Luxembourg law and      If you tender your      If you tender your      If you tender your
                       our articles of         Siderca shares or       Tamsa shares or ADSs,   Dalmine shares, you
                       association will        ADSs, you will become   you will become a       will become a holder
                       govern the rights of    a holder of our         holder of our shares    of our shares and
                       holders of our          shares or ADSs and      or ADSs and             Luxembourg law and
                       shares.                 Luxembourg law and      Luxembourg law and      our articles of
                                               our articles of         our articles of         association will
                                               association will        association will        govern your rights.
                                               govern your rights.     govern your rights.
                       --------------------------------------------------------------------------------------------

                                      VIII-1

                       ---------------------------------------------------------------------------------------------
                              COMPANY           SIDERCA SHAREHOLDER      TAMSA SHAREHOLDER            DALMINE
                        SHAREHOLDER RIGHTS            RIGHTS                  RIGHTS            SHAREHOLDER RIGHTS
                       ---------------------------------------------------------------------------------------------
Capital Stock          As of October 18,       As of October 18,       As of October 18,       As of October 18,
                       2002, our capital       2002, the capital       2002, the capital       2002, the capital
                       stock consisted of a    stock of Siderca        stock of Tamsa          stock of Dalmine
                       total of 710,747,187    consisted of a total    consisted of a total    consisted of a total
                       issued ordinary         of 1,000,000,000        of 342,934,120          of 1,156,680,000
                       shares, par value       shares outstanding,     outstanding Tamsa       outstanding Dalmine
                       USD1.00.                consisting of Siderca   common shares, no par   ordinary shares,
                                               Class A ordinary        value, represented by   nominal value E0.16
                                               shares, nominal value   a single series of      per share,
                                               ARP1.00 per share.      shares.                 represented by a
                                                                                               single series of
                                                                                               shares.
                                               Siderca's capital
                                               stock may also be
                                               divided among Class B
                                               ordinary shares,
                                               privileged shares and
                                               preferred shares,
                                               neither of which is
                                               currently
                                               outstanding.
                       --------------------------------------------------------------------------------------------
Number and Election    Our board of            Siderca's board of      Tamsa's board of        Dalmine's board of
of Directors           directors currently     directors may consist   directors may consist   directors may consist
                       consists of 4           of a number of          of a number of          of a number of
                       directors. Following    directors between 3     directors between 5     directors between 3
                       the listing of our      and 20 and an           and 20 and an           and 15 as determined
                       shares on at least      equivalent number of    equivalent number of    by the shareholders'
                       one stock exchange,     alternate directors     alternate directors     meeting. Dalmine's
                       as determined by the    as determined by the    as determined by the    board of directors
                       shareholders'           shareholders'           shareholders'           currently consists of
                       meeting, our board of   meeting. Siderca's      meeting. At least 25%   9 directors.
                       directors may consist   board of directors      of the board of
                       of a number of          currently consists of   directors must be
                       directors between 5     13 directors and 3      independent. Tamsa's
                       and 15.                 alternate directors.    board of directors
                                                                       currently consists of
                                                                       11 directors and 11
                                                                       alternate directors.
                       Directors are           Directors are           Directors may be        Directors are
                       appointed at an         appointed at the        appointed at any        appointed at the
                       ordinary                annual ordinary         shareholders' meeting   ordinary
                       shareholders' meeting   shareholders' meeting   by a majority vote.     shareholders' meeting
                       by a majority vote,     by a majority vote.     Each share carries      by a majority vote.
                       irrespective of the     Each Class A ordinary   one vote, but
                       number of shares        share carries one       shareholders
                       present or              vote per director to    representing not less
                       represented at the      be elected. Argentine   than 10% of the
                       meeting. Each share     law permits             outstanding Tamsa
                       carries one vote per    cumulative voting for   shares may appoint
                       director to be          up to 1/3 of the        one director and one
                       elected. Cumulative     directors being         alternate director.
                       voting is not           elected.
                       permitted.
                       --------------------------------------------------------------------------------------------

                                      VIII-2

                       ---------------------------------------------------------------------------------------------
                              COMPANY           SIDERCA SHAREHOLDER      TAMSA SHAREHOLDER            DALMINE
                        SHAREHOLDER RIGHTS            RIGHTS                  RIGHTS            SHAREHOLDER RIGHTS
                       ---------------------------------------------------------------------------------------------
Right to Attend and    Holders of our shares   Holders of Siderca      Holders of Tamsa        Holders of Dalmine
Vote at Shareholders'  are entitled to         shares are entitled     shares are entitled     shares are entitled
Meetings               attend all              to attend all           to attend all           to attend all
                       shareholders'           shareholders'           shareholders'           shareholders'
                       meetings if they:       meetings if they        meetings if they        meetings if they
                                               deposit the shares or   deposit the shares at   deposit with Dalmine
                       - hold one or more of   a certificate           Tamsa, a credit         a certificate issued
                         our shares on the     evidencing deposit      institution             by an intermediary
                         fifth calendar day    thereof at Siderca.     designated by the       associated with Monte
                         preceding the                                 board of directors or   Titoli S.p.A.,
                         general meeting                               if they are in          Italy's only
                         (the record date),                            possession of a         authorized clearing
                         and                                           certificate issued by   house, evidencing
                                                                       Indeval, Mexico's       title to their
                       - in the case of                                only authorized         shares, which must be
                         shares held through                           clearing house,         continuously held for
                         fungible securities                           evidencing the          the five days
                         accounts, deposit                             deposit of their        preceding the
                         at least five days                            shares.                 shareholders'
                         in advance with us                                                    meeting.
                         a certificate
                         issued by the
                         financial
                         institution or
                         professional
                         depositary holding
                         their shares.
                       Holders of our ADSs     Holders of Siderca      Holders of Tamsa ADSs
                       will have the           ADSs have the           have the attendance
                       attendance and voting   attendance and voting   and voting rights set
                       rights set forth in     rights set forth in     forth in Tamsa's ADS
                       our ADS deposit         Siderca's ADS deposit   deposit agreement.
                       agreement.              agreement.
                       --------------------------------------------------------------------------------------------
Shareholders'          Ordinary                Ordinary                Ordinary                Ordinary
  Meetings             Shareholders'           Shareholders'           Shareholders'           Shareholders'
                       Meetings. There is no   Meetings. Attendance    Meetings. Attendance    Meetings. Attendance
                       minimum quorum          of at least the         of at least 50% of      of at least 50% of
                       requirement to hold     majority of the         the outstanding Tamsa   the outstanding
                       an ordinary             outstanding voting      shares is required to   Dalmine shares is
                       shareholders'           shares of Siderca is    hold an ordinary        required to hold an
                       meeting. Resolutions    required to hold an     shareholders' meeting   ordinary
                       may be adopted by the   ordinary                on a first call.        shareholders' meeting
                       vote of a simple        shareholders' meeting   There is no             on a first call.
                       majority,               on a first call.        attendance quorum       There is no
                       irrespective of the     There is no             required in the event   attendance quorum
                       number of shares        attendance quorum       of a second call.       required in the event
                       present or              required in the event   Resolutions may be      of a second call.
                       represented at the      of a second call.       adopted by the vote     Resolutions may be
                       meeting.                Resolutions may be      of the majority of      adopted by the vote
                                               adopted by the vote     the shares              of the majority of
                                               of the majority of      represented at the      the shares
                                               the shares              meeting.                represented at the
                                               represented at the                              meeting.
                                               meeting.
                       --------------------------------------------------------------------------------------------

                                      VIII-3

                       ---------------------------------------------------------------------------------------------
                              COMPANY           SIDERCA SHAREHOLDER      TAMSA SHAREHOLDER            DALMINE
                        SHAREHOLDER RIGHTS            RIGHTS                  RIGHTS            SHAREHOLDER RIGHTS
                       ---------------------------------------------------------------------------------------------
Shareholders'
  Meetings
(Continued)
                       Extraordinary           Extraordinary           Extraordinary           Extraordinary
                       Shareholders'           Shareholders'           Shareholders'           Shareholders'
                       Meetings. Attendance    Meetings. Attendance    Meetings. Attendance    Meetings. Attendance
                       of at least 50% of      of at least 60% of      of at least 75% (50%    of at least 50% ( 1/3
                       our outstanding         the outstanding         in the event of a       in the event of a
                       shares is required to   Siderca shares is       second call) of the     second call and 20%
                       hold an extraordinary   required to hold an     outstanding Tamsa       in the event of a
                       shareholders'           extraordinary           shares is required to   third call) of the
                       meeting. If a quorum    shareholders'           hold an extraordinary   outstanding Dalmine
                       is not reached, the     meeting. If a quorum    shareholders'           shares is required
                       meeting may be          is not reached, the     meeting. Resolutions    for an extraordinary
                       reconvened at a later   meeting may be          may only be adopted     shareholders'
                       date with no            reconvened at a later   by the vote of at       meeting. Resolutions
                       attendance quorum       date with no            least 50% of the        may be adopted by the
                       required.               attendance quorum       outstanding Tamsa       vote of at least 2/3
                                               required. Resolutions   shares.                 of the shares
                                               may be adopted by the                           represented at the
                                               vote of the majority                            meeting.
                                               of the shares
                                               represented at the
                                               meeting.
                       The principal           The principal           The principal           The principal
                       resolutions that        resolutions that        resolutions that        resolutions that
                       require approval at     require approval at     require approval at     require approval at
                       our extraordinary       Siderca's               Tamsa's extraordinary   Dalmine's
                       shareholders' meeting   extraordinary           shareholders' meeting   extraordinary
                       are as follows:         shareholders' meeting   are as follows:         shareholders' meeting
                                               are as follows:                                 are as follows:
                       - amendments to the                             - extension of
                         articles of           - change of corporate     corporate term;       - amendments to the
                         association             form;                 - anticipated             by-laws;
                         (including an         - anticipated             dissolution;          - capital increases;
                         increase or             dissolution;          - capital increases     - mergers;
                         reduction of our      - relocation of           or reductions;        - spin-offs;
                         subscribed and          corporate domicile    - change of corporate   - dissolutions;
                         authorized capital      abroad;                 purpose;              - issuance of
                         and authorization for - material change of    - change in corporate     debentures; and
                         redemption of our       corporate purpose;      domicile;             - appointment of
                         shares), which        - total or partial      - change of corporate     receivers.
                         require the vote of     liquidation;            form;
                         at least 2/3 of       - mergers; and          - mergers;
                         the shares            - spin-offs.            - spin-offs;
                         represented at the                            - issuance of
                         meeting; and                                    preferred shares;
                                                                       - redemption of
                       - a change of our                                 shares and issuance
                         corporate domicile                              of non-
                         or an increase of                               participating
                         the shareholders'                               shares;
                         commitments, which                            - issuance of bonds;
                         require the                                     and
                         unanimous consent                             - any amendment to
                         of all existing                                 the by-laws.
                         shareholders.
                       --------------------------------------------------------------------------------------------
Voting Rights          Voting of the Shares.   Voting of the Shares.   Voting of the Shares.   Voting of the Shares.
                       Each share is           Each Siderca share is   Each Tamsa share is     Each Dalmine share is
                       entitled to one vote.   entitled to one vote.   entitled to one vote.   entitled to one vote.
                       Voting of the ADSs.     Voting of the ADSs.     Voting of the ADSs.
                       Each ADS is entitled    Each Siderca ADS is     Each Tamsa ADS is
                       to 10 votes.            entitled to 10 votes.   entitled to 5 votes.
                       --------------------------------------------------------------------------------------------

                                      VIII-4

                       ---------------------------------------------------------------------------------------------
                              COMPANY           SIDERCA SHAREHOLDER      TAMSA SHAREHOLDER            DALMINE
                        SHAREHOLDER RIGHTS            RIGHTS                  RIGHTS            SHAREHOLDER RIGHTS
                       ---------------------------------------------------------------------------------------------
Preemptive Rights      In the event of a       Holders of Siderca      Holders of Tamsa        Holders of Dalmine
                       capital increase, our   shares and ADSs of a    shares and ADSs,        shares, except as
                       articles of             given class of          except in the case of   limited by a majority
                       association generally   Siderca, except as      issuance of treasury    vote of the
                       require us to reserve   limited by an           shares to be held in    outstanding shares at
                       to existing holders     extraordinary           exchange for            an extraordinary
                       of our shares a         shareholders'           convertible             shareholders'
                       preferential right to   meeting, have the       securities and Tamsa    meeting, are entitled
                       subscribe for such      preemptive right to     shares issued for       to subscribe for new
                       shares. We may,         subscribe shares of     public placement in     issues of shares,
                       however, issue shares   the same class issued   accordance with         debentures
                       without preferential    by Siderca              Mexican securities      convertible into
                       rights, if the newly-   representing a          laws, have a            shares and other
                       issued shares are       capital increase in     preemptive right to     warrants, rights or
                       issued for              proportion to their     subscribe shares        options entitling
                       consideration other     then-current capital    issued by Tamsa         holder to acquire
                       than money, are         participation.          representing a          shares, in each case
                       issued as               Shareholders may also   capital increase in     in proportion to
                       compensation to         exercise additional     proportion to their     their respective
                       directors, officers,    preemptive rights       then-current capital    shareholdings. These
                       agents or employees     with regard to          participation.          rights are subject to
                       of the Company, its     unsubscribed shares                             certain conditions
                       subsidiaries or its     of the same or other                            principally designed
                       affiliates, or are      class. Preemptive                               to prevent dilution
                       issued to satisfy       rights also apply to                            of the rights of
                       conversion or option    convertible                                     shareholders.
                       rights created to       debentures issued by
                       provide compensation    Siderca.
                       to directors,
                       officers, agents or
                       employees of the
                       Company, its
                       subsidiaries or its
                       affiliates.
                       --------------------------------------------------------------------------------------------
Dividends              All of the holders of   All of the holders of   All of the holders of   All of the holders of
                       our shares share        Siderca shares share    Tamsa shares share      Dalmine shares share
                       equally in any          equally in any          equally in any          equally in any
                       dividend payment.       dividend payment.       dividend payment.       dividend payment.
                       Dividend                Dividend                Dividend                Dividend
                       distributions are       distributions are       distributions are       distributions are
                       subject to              subject to              subject to              subject to
                       shareholder approval.   shareholder approval.   shareholder approval.   shareholder approval
                       The board of            A proposal from the     A proposal from the     after a proposal from
                       directors may           board of directors is   board of directors is   the board of
                       initiate dividend       not necessary.          not necessary.          directors
                       installments.
                       After approving the     After approving the     After approving the     After approving the
                       annual financial        annual financial        financial statements,   financial statements,
                       statements, our         statements, Siderca's   Tamsa's shareholders    Dalmine's
                       shareholders must       shareholders must       must allocate at        shareholders must
                       allocate at least 5%    allocate at least 5%    least 5% of the net     allocate 5% of the
                       of the net profits to   of net income per       earnings (1) to the     net profits to the
                       the creation or         year to the creation    creation or increase    creation or increase
                       increase of a reserve   or increase of the      of the legal reserve    of a legal reserve
                       until such reserve      legal reserve until     until such reserve      until such reserve
                       equals 10% of the       such reserve equals     equals 20% of the       equals 20% of the
                       capital stock.          20% of the capital      subscribed capital      capital stock.
                                               stock, the payment of   stock and (2) to
                                               certain fees and        create or increase
                                               expenses, the payment   the reserve for
                                               of dividends on         acquiring its own
                                               preferred shares, if    shares.
                                               any, and, thereafter,
                                               the balance may be
                                               distributed to the
                                               shareholders as
                                               dividends.
                       --------------------------------------------------------------------------------------------

                                      VIII-5

                       ---------------------------------------------------------------------------------------------
                              COMPANY           SIDERCA SHAREHOLDER      TAMSA SHAREHOLDER            DALMINE
                        SHAREHOLDER RIGHTS            RIGHTS                  RIGHTS            SHAREHOLDER RIGHTS
                       ---------------------------------------------------------------------------------------------
Dividends
(Continued)
                       Dividends can only be   Dividends can only be   Dividends can only be   Dividends can only be
                       paid out of our         paid out of Siderca's   paid out of Tamsa's     paid out of Dalmine's
                       profits and             earned surplus and      earned surplus and      earned surplus and
                       distributable           distributable           distributable           distributable
                       reserves.               reserves.               reserves.               reserves.
                       --------------------------------------------------------------------------------------------
Appraisal Rights       Any dissenting or       Any dissenting          Any dissenting          Any dissenting
                       absent shareholders     shareholders will be    shareholders will be    shareholders will be
                       will be entitled to     entitled to have        entitled to have        entitled to have
                       have their shares       their shares            their shares            shares reimbursed at
                       reimbursed at the       reimbursed at the       reimbursed at the       the average price of
                       average market value    book value thereof if   book value thereof if   Dalmine shares on the
                       of the 90 days          they exercise this      they exercise such      Milan Stock Exchange
                       preceding any           right within 5 days     right within 15 days    over the last six
                       shareholders' meeting   (if they attended) or   of any shareholders'    months if they
                       approving:              15 days (if they did    meeting approving any   exercise such right
                                               not attend), of any     of the following        within 3 days (if
                       - the delisting of      shareholders' meeting   actions:                they attended) or 15
                         our shares from all     approving any of the                            days (if they did not
                         stock exchanges       following actions:      - a change in Tamsa's   attend) of any
                         where our shares                                corporate purpose;    shareholders' meeting
                         are listed at that    - a change of           - a change in Tamsa's   approving any of the
                         time;                   Siderca's corporate       corporate domicile;   following actions:
                       - a merger in which       form;                   or
                         the Company is not      - the relocation of   - change of Tamsa's     - changes of
                         the surviving           Siderca's corporate     corporate form.         Dalmine's corporate
                         entity (unless the      domicile abroad;                                purpose;
                         shares or other       - a material change     In addition,            - mergers and
                         equity securities       of Siderca's          shareholders who vote     spin-offs involving
                         of such entity are      corporate purpose;    against the issuance      the issuance of
                         listed on the New     - a total or partial    of shares for             non-listed shares;
                         York or London          liquidation;          purposes of public        or
                         stock exchanges);     - a merger or           placement may have      - relocation of
                       - a sale, lease,          spin-off in which     Tamsa publicly sell       Dalmine's
                         exchange or other       Siderca is not the    their shares at the       registered office
                         disposition of all      surviving             same price Tamsa will     abroad.
                         or substantially        corporation (unless   sell the newly issued
                         all of the assets       the surviving         shares.
                         of the Company;         company's shares
                       - an amendment of our     are authorized to
                         articles of             be publicly offered
                         association that        or listed on an
                         has the effect of       exchange);
                         materially changing   - a deregistration as
                         the Company's           a public company in
                         corporate purpose;      Argentina;
                       - the relocation of     - a voluntary
                         the Company's           delisting; or
                         domicile outside of   - failure to
                         Luxembourg; or          liquidate Siderca in
                       - amendments to our       the event that
                         articles of             Siderca's shares
                         association that        become ineligible
                         restrict the rights     to be publicly
                         of our                  offered or listed.
                         shareholders.
                       If a shareholders'
                       meeting approves
                       delisting from one or
                       more, but not all, of
                       the stock exchanges
                       where the Company's
                       shares are listed,
                       only dissenting or
                       absent shareholders
                       with shares
                       previously traded on
                       such exchange or
                       exchanges, as
                       applicable, may
                       exercise their
                       appraisal rights.
                       --------------------------------------------------------------------------------------------

                                      VIII-6

                       ---------------------------------------------------------------------------------------------
                              COMPANY           SIDERCA SHAREHOLDER      TAMSA SHAREHOLDER            DALMINE
                        SHAREHOLDER RIGHTS            RIGHTS                  RIGHTS            SHAREHOLDER RIGHTS
                       ---------------------------------------------------------------------------------------------
Appraisal Rights
(Continued)
                       If the Company's
                       shares are not traded
                       on any stock
                       exchange, dissenting
                       or absent
                       shareholders
                       exercising their
                       appraisal right will
                       receive an amount
                       resulting from
                       applying the
                       proportion of the
                       Company's equity that
                       the shares being sold
                       represent over the
                       Company's net worth
                       as of the date of the
                       applicable
                       shareholders'
                       meeting.
                       Dissenting or absent
                       shareholders must
                       exercise this right
                       within one month from
                       the date of the
                       meeting.
                       --------------------------------------------------------------------------------------------

                                      VIII-7

                           DESCRIPTION OF OUR SHARES

The following is a summary of the rights of the holders of our shares. These rights are set out in our articles of association or are provided by the applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. This summary does not contain all information that may be important to you. For more complete information, you should read our articles of association, which are attached as an exhibit to the registration statement filed by us on Form F-4 (of which this prospectus forms a part). For information on how to obtain a copy of our articles of association, see "Part Nine--Additional Information for Shareholders--Where You Can Find More Information."

GENERAL

We have an authorized share capital of a single class of 2,500,000,000 shares having a par value of USD1.00 per share upon issue. There were 710,747,187 shares issued as of October 18, 2002. All shares are fully paid.

Our articles of association authorize our board of directors for a period of five years following publication of the authorization in the Luxembourg official gazette to increase from time to time our issued share capital in whole or in part within the limits of the authorized capital. Accordingly, until July 22, 2007, our board of directors may issue, on its own, up to 1,789,252,813 additional shares. Under our articles of association, any issuance of new shares of the Company pursuant to the authorization granted to our board of directors must grant our existing shareholders a preferential right to subscribe for such newly-issued shares, except:

- in circumstances in which the shares are issued for consideration other than money;

- with respect to shares issued as compensation to directors, officers, agents or employees of the Company, its subsidiaries or affiliates; and

- with respect to shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or affiliates.

Any shares to be issued as compensation or to satisfy conversion or option rights may not exceed 1.5% of the issued and outstanding capital stock of the Company.

Our authorized share capital is fixed by the articles of association as amended from time to time with the approval of shareholders at the extraordinary shareholders' meeting. Only the extraordinary shareholders' meeting has the right to alter the rights of shares.

There are no limitations currently imposed by Luxembourg law on the rights of our non-resident shareholders to hold or vote our shares.

DIVIDENDS

Subject to applicable law, all shares are entitled to participate equally in dividends when, as and if declared by the annual ordinary shareholders' meeting out of funds legally available for such purposes. Under Luxembourg law, claims for dividends will lapse five years after the date such dividends are declared. However, we may elect to pay a dividend after such period. The annual ordinary shareholders' meeting, which every shareholder has the right to attend in person or by proxy, may declare a dividend under Article 14 of the articles of association. Article 21 provides that the surplus after deduction of charges and amortizations shall constitute the net profit of the Company.

                                      VIII-8

Under Article 21 of the articles of association, our board of directors has the power to initiate dividend installments in accordance with the conditions set forth in Section 72-2 of the amended Luxembourg Law of 10th August, 1915 on commercial companies.

VOTING RIGHTS; SHAREHOLDERS' MEETINGS; ELECTION OF DIRECTORS

Each share entitles the holder to one vote at the Company's shareholders' meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of shareholders' meetings are governed by the provisions of Luxembourg law. Notices of meetings must be published twice, at least at ten-day intervals and ten days before the meeting, in the Luxembourg Memorial and in a leading newspaper having general circulation in Luxembourg. The second publication must be ten days prior to the meeting. If a meeting is adjourned for lack of quorum, notices must be published twice, in the Luxembourg Memorial and two other Luxembourg newspapers, at 20-day intervals, the second notice appearing 20 days prior to the meeting. In case the shares of the Company are listed on a stock exchange outside of Luxembourg, the notice shall in addition be published once in a leading newspaper having general circulation in the country of such listing at the same time as the first publication in Luxembourg. At an ordinary meeting, the purpose of which is not to amend the articles of association, there is no quorum requirement, and resolutions are adopted by a simple majority, irrespective of the class of shares represented. An extraordinary meeting convened for the purpose of amending the articles of association must have a quorum of at least 50% of all the shares which are issued and outstanding. If a quorum is not reached, the meeting may be reconvened at a later date with no quorum according to the appropriate notification procedures. In both cases, the amendment requires that the resolution be adopted by a two-thirds majority of the attending shareholders. If the proposed amendments consist of changing the Company's nationality or of increasing the obligations of the shareholders, the unanimous consent of all shareholders is required. Directors may be elected at an ordinary meeting, where each share entitles the holder to one vote per director to be elected. Cumulative voting is not permitted. As our articles of association do not provide for staggered terms, directors are elected for a maximum of one year and may be removed with or without cause by majority shareholder vote.

Our annual ordinary shareholders' meeting is held at 11:00 a.m., Luxembourg time, on the first Wednesday of May of each year at our registered office in the city of Luxembourg. If that day is a legal or banking holiday, the meeting shall be held on the following business day.

ACCESS TO CORPORATE RECORDS

Luxembourg law and our articles of association do not provide for shareholder access to corporate records.

APPRAISAL RIGHTS

In the event a shareholders' meeting approves:

-the delisting of our shares from all stock exchanges where our shares are listed at that time;

- a merger in which the Company is not the surviving entity (unless the shares or other equity securities of such entity are listed on the New York or London stock exchanges);

- a sale, lease, exchange or other disposition of all or substantially all of the assets of the Company;

- an amendment of our articles of association that has the effect of materially changing the Company's corporate purpose;

                                      VIII-9

- the relocation of the Company's domicile outside of Luxembourg; or

- amendments to our articles of association that restrict the rights of our shareholders.

dissenting or absent shareholders have the right to have their shares repurchased by the Company at (i) the average market value of the shares over the 90 calendar days preceding the shareholders' meeting or (ii) in the event that our shares are not traded on any stock exchange, the amount that results from applying the proportion of the Company's equity that the shares being sold represent over the Company's net worth as of the date of the applicable shareholders' meeting.

Dissenting or absent shareholders must present their claim within one month following the date of the shareholders' meeting and supply the Company with evidence of their shareholding at the time of the meeting. The Company must repurchase its shares within six months following the date of the shareholders' meeting. If delisting from one or more, but not all, of the stock exchanges where the Company's shares are listed is approved, only dissenting or absent shareholders with shares held through participants in the local clearing system for that market or markets can exercise this appraisal right if (i) they held the shares as of the date of the Company's announcement of its intention to delist or as of the date of publication of the call for the shareholders' meeting that approved the delisting, and (ii) they present their claim within one month following the date of the shareholders' meeting and supply evidence of their shareholding as of the date of the Company's announcement or the publication of the call to the meeting.

DISTRIBUTION OF ASSETS ON WINDING-UP

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all debts and expenses would be paid out to the holders of the shares in proportion to their respective holdings.

TRANSFERABILITY AND FORM

There are no restrictions on the transfer of shares in the articles of association. The shares are issued in registered form.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him and the amount paid on each share in the shareholders' register of the Company. In addition, our articles of association provide that our shares may be held through fungible securities accounts with financial institutions or other professional depositaries. Shares held through fungible securities accounts have the same rights and obligations as shares recorded in the Company's shareholders' register.

Shares held through fungible securities accounts may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. Shares that are not held through fungible securities accounts may be transferred by a written statement of transfer signed by both the transferor and the transferee or their respective duly appointed attorney-in-fact and recorded in our shareholders' register. The transfer of shares may also be made in accordance with the provisions of Article 1690 of the Luxembourg Code Civil. As evidence of the transfer of registered shares, we may also accept any correspondence or other documents evidencing the agreement between transferor and transferee as to the transfer of registered shares.

Banque Generale du Luxembourg is in charge of maintaining our shareholders' register.

CHANGE IN CONTROL

Our articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and could thereby prevent a takeover attempt.

                                     VIII-10

                DESCRIPTION OF OUR AMERICAN DEPOSITARY RECEIPTS

JPMorgan Chase Bank is the depositary for our ADSs. Each of our ADSs represents an ownership interest in 10 of our shares deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Our ADSs are evidenced by what are known as American Depositary Receipts, or ADRs.

The depositary's office is located at One Chase Manhattan Plaza, New York, New York 10081.

You may hold our ADSs either directly or indirectly through your broker or other financial institution. If you hold our ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold our ADSs through your broker or financial institution nominee, you must rely on the procedures of your broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary's nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and our ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room. See "Part Nine--Additional Information for Shareholders--Where You Can Find More Information."

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

HOW WILL I RECEIVE DIVIDENDS AND OTHER DISTRIBUTIONS ON THE SHARES UNDERLYING MY ADSS?

We may make various types of distributions with respect to our shares. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying shares that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver the distributions to ADR holders in proportion to their interests in the following manner:

- Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to:

  - appropriate adjustments for taxes withheld;

  - the distribution being impermissible or impracticable with respect to specific registered holders; and

  - deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that the conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may

                                     VIII-11
    determine to the extent that it determines that the transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for the conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

- Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing those shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto.

- Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish that evidence or if the depositary determines it is not practical to distribute the rights, the depositary may:

  - sell the rights if practicable and distribute the net proceeds as cash; or

  - allow the rights to lapse, in which case ADR holders will receive nothing.

- Other Distributions: In the case of a distribution of securities or property other than those described above, the depositary may either:

  - distribute the securities or property in any manner it deems equitable and practicable;

  - to the extent the depositary deems distribution of the securities or property not to be equitable and practicable, sell the securities or property and distribute any net proceeds in the same way it distributes cash; or

  - hold the distributed property in which case the ADSs will also represent the distributed property.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability for interest and added to future cash distributions).

The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain the items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

The depositary may not be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, and these transactions may not be completed within a specified time period.

DEPOSIT, WITHDRAWAL AND CANCELLATION

HOW DOES THE DEPOSITARY ISSUE ADSS?

The depositary will issue ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian.

                                     VIII-12

Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that the shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made. Shares may be so deposited through:

- entry in the share register maintained by us;

- the electronic transfer of shares to the account maintained by the custodian for that purpose; or

- evidence satisfactory to the custodian of irrevocable instructions to cause the shares to be transferred to the account.

The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement.

The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as "deposited securities."

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which the person is entitled. Certificated ADRs will be delivered at the depositary's principal New York office or any other location that it may designate as its transfer office. ADRs issued in book-entry form will be reflected on a statement which will be mailed to the address set forth on the books of the depositary. Unless specifically requested otherwise, all ADRs will be issued in book-entry form.

HOW DO ADR HOLDERS CANCEL AN ADS AND OBTAIN DEPOSITED SECURITIES?

When you turn in your ADS at the depositary's office, the depositary will, upon payment of applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying shares by electronic delivery through DTCC or institutions that maintain accounts at DTCC.

The depositary may only restrict the withdrawal of deposited securities in connection with:

- temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

- the payment of fees, taxes and similar charges; or

- compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

VOTING RIGHTS

HOW DO I VOTE?

To the extent there are matters in a shareholders' meeting that require a shareholder vote, when the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. Each of your ADSs is entitled to vote ten shares. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholders' meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For

                                     VIII-13
instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. To the extent the depositary does not timely receive your instructions, you will be deemed to have instructed the depositary to vote or cause to be voted the deposited securities represented by your ADSs in favor of any of our proposals or recommendations. To accomplish this, the depositary, on your deemed instruction, will issue a discretionary proxy to a person appointed by us to vote the deposited securities in favor of any of our proposals or recommendations (including any recommendation by us to vote the deposited securities on any given issue in accordance with the majority shareholder vote on such issue), provided, however, that no such instruction will be deemed given and no discretionary proxy will be given with respect to any matter as to which we inform the depositary that we do not wish such proxy to be given or if the proposal, if approved, has a materially adverse effect on the rights of holders of our shares. Notwithstanding the foregoing, the depositary will not provide any instruction unless and until our counsel has provided it with certain opinions acceptable to the depositary.

Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

RECORD DATES

The depositary may fix record dates for the determination of the ADR holders who will be entitled:

- to receive a dividend, distribution or rights; or

- to give instructions for the exercise of voting rights at a meeting of holders of shares or other deposited securities,

all subject to the provisions of the deposit agreement.

REPORTS AND OTHER COMMUNICATIONS

WILL I BE ABLE TO VIEW YOUR REPORTS?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any SEC rules or regulations.

Additionally, if we make any written communications generally available to holders of our shares, we will provide copies to the depositary or the custodian. When the depositary or the custodian actually receives those written communications, the depositary will mail copies of them, or, at its option, summaries of them to ADR holders.

FEES AND EXPENSES

WHAT FEES AND EXPENSES WILL I BE RESPONSIBLE FOR PAYING?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for

                                     VIII-14
deposited securities. The fee in each case is USD5.00 for each 100 ADSs (or any portion thereof) issued or surrendered. ADR holders or persons depositing shares may also be charged the following expenses:

- stock transfer or other taxes and other governmental charges;

- cable, telex and facsimile transmission and delivery charges incurred at your request;

- transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

- expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

- such fees and expenses as are incurred by the depositary in delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

PAYMENT OF TAXES

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities and deduct the amount owing from the net proceeds of the sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay the taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

If we take certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (2) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

- amend the form of ADR;

- distribute additional or amended ADRs;

- distribute cash, securities or other property it has received in connection with these actions;

- sell any securities or property received and distribute the proceeds as cash;
or

- none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in the property.

                                     VIII-15

AMENDMENT AND TERMINATION

HOW MAY THE DEPOSIT AGREEMENT BE AMENDED?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, the ADR holder is deemed to agree to the amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or the ADS to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

HOW MAY THE DEPOSIT AGREEMENT BE TERMINATED?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. After termination, the depositary's only responsibility will be (1) to deliver deposited securities to ADR holders who surrender their ADRs, and (2) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of the sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making the sale, the depositary shall have no obligations except to account for the proceeds and other cash. The depositary will not be required to invest the proceeds or pay interest on them.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS

The deposit agreement expressly limits the obligations and liability of the depositary, the Company and its respective agents. Neither the Company nor the depositary nor any agent will be liable if:

- law, regulation, the provisions of or governing any deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by it;

- it exercises or fails to exercise discretion under the deposit agreement or the ADR;

- it performs its obligations without gross negligence or bad faith;

- it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give the advice or information; or

- it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

No disclaimer of liability under the Securities Act is intended by any provision of the deposit agreement.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall

                                     VIII-16
only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as we require.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.

The depositary may own and deal in deposited securities and in ADSs.

DISCLOSURE OF INTEREST IN ADSS

From time to time we may request you and other holders and beneficial owners of ADSs to provide information as to:

- the capacity in which you and other holders and beneficial owners own or owned ADSs;

- the identity of any other persons then or previously interested in the ADSs;
  and

- the nature of your interest and various other matters.

You agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts to comply with written instructions received from us requesting that it forward any requests to you and other holders and beneficial owners and to forward to us any responses to these requests to the extent permitted by applicable law.

REQUIREMENTS FOR DEPOSITARY ACTIONS

We, the depositary or the custodian may refuse to:

- issue, register or transfer an ADR or ADRs;

- effect a split-up or combination of ADRs;

- deliver distributions on any ADRs; or

- permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise),

until the following conditions have been met:

- the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

- the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

- the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or if we or the depositary decide it is advisable to do so.

BOOKS OF DEPOSITARY

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. You may inspect these records during regular business hours, but

                                     VIII-17
solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law, for example, in observance of holidays, when setting a record date or determining entitlements to rights or other benefits and as a result of events of force majeure.

PRE-RELEASE OF ADSS

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or other ADSs) are delivered to the depositary. The depositary may pre-release ADSs only if:

- the depositary has received collateral for the full market value of the pre-released ADSs; and

- each recipient of pre-released ADSs agrees in writing that he or she:

- owns the underlying shares;

- assigns all rights in the shares to the depositary;

- holds the shares for the account of the depositary; and

- will deliver the shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard this limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

                           VALIDITY OF THE SECURITIES

Arendt & Medernach, our Luxembourg counsel, will pass upon the validity of the Company's shares represented by the Company's ADSs. Sullivan & Cromwell, New York, New York, our special U.S. counsel, will pass upon the validity of the Company's ADRs evidencing the Company's ADSs for us, and Davis Polk & Wardwell, New York, New York, special U.S. counsel to the dealer manager, will pass upon the validity of the Company's ADRs evidencing the Company's ADSs for the dealer manager.

                                  TAX MATTERS

We have received opinions from Sullivan & Cromwell with respect to matters of U.S. federal income tax law, Arendt & Medernach with respect to matters of Luxembourg tax law, Bruchou, Fernandez Madero, Lombardi y Mitrani with respect to matters of Argentine tax law, Chevez, Ruiz, Zamarripa y Cia. S.C. with respect to matters of Mexican tax law and KPMG S.p.A. with respect to matters of Italian tax law.

                                    EXPERTS

The audited combined consolidated financial statements of Tenaris as of June 30, 2002, and for the six-month period ended June 30, 2002, and the audited combined consolidated financial statements of

                                     VIII-18

Tenaris as of December 31, 2001, 2000, and 1999 and for the years ended December 31, 2001, 2000 and 1999, included in this prospectus, have been so included in reliance upon the report of PricewaterhouseCoopers S.a.r.l., Luxembourg, independent accountants, given upon the authority of that firm as experts in auditing and accounting.

The audited consolidated financial statements of Siderca as of June 30, 2002, and for the six-month period ended June 30, 2002, and the audited consolidated financial statements of Siderca as of December 31, 2001 and March 31, 2001 and 2000, and for the nine-month period ended December 31, 2001 and the years ended March 31, 2001, 2000 and 1999, included in this prospectus, have been so included in reliance upon the report of Price Waterhouse & Co., Buenos Aires, Argentina, given upon the authority of that firm as experts in auditing and accounting.

The audited consolidated financial statements of Tamsa as of June 30, 2002, and for the six-month period ended June 30, 2002, and the audited consolidated financial statements of Tamsa as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999, included in this prospectus, have been so included in reliance upon the report of PricewaterhouseCoopers, Puebla, Mexico, given upon the authority of that firm as experts in auditing and accounting.

The audited consolidated financial statements of Dalmine as of June 30, 2002, and for the six-month period ended June 30, 2002, and the audited consolidated financial statements of Dalmine as of December 31, 2001, and 2000, and for the years ended December 31, 2001, 2000 and 1999, included in this prospectus, have been so included in reliance upon the report of Price Waterhouse S.p.A., Milan, Italy, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

                                     VIII-19

                                   PART NINE
                    ADDITIONAL INFORMATION FOR SHAREHOLDERS

                      WHERE YOU CAN FIND MORE INFORMATION

THE COMPANY

We have filed with the SEC a registration statement on Form F-4 (of which this prospectus is a part) under the Securities Act relating to our ordinary shares and a separate registration statement on Form F-6 under the Securities Act relating to our ADSs. This prospectus does not contain all of the information in the registration statements and their exhibits. Some items are omitted, as permitted by the SEC. For further information concerning us and our ordinary shares and ADSs, you should review the registration statements and their exhibits. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statements and their exhibits at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

As a result of this transaction and the listing of our ADSs on the NYSE, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as applied to foreign private issuers. Because we are a foreign private issuer, the SEC's rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our "insiders" are not subject to the SEC's rules that prohibit short-swing trading. We intend to prepare quarterly and annual reports containing combined consolidated financial statements. Our annual combined consolidated financial statements will be certified by an independent accounting firm. We intend to file quarterly financial information with the SEC on Form 6-K simultaneous with or promptly following the publication of that information in Luxembourg, and we will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the close of our fiscal year on December
31. Like the registration statement containing this prospectus, these quarterly and annual reports may be reviewed at the SEC's Public Reference Room.

We have appointed JPMorgan Chase Bank to act as depositary for our ADSs. During the time there continue to be our ADSs deposited with the depositary, we will furnish the depositary with:

- our annual reports; and

- summaries of all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders.

The depositary will, as provided in the deposit agreement, arrange for the mailing of summaries in English of the reports and communications to all record holders of our ADSs. Any record holder of ADSs may read the reports, notices or summaries thereof, and communications at the depositary's office located at One Chase Manhattan Plaza, New York, New York 10081.

We have also filed with the SEC a tender offer statement on Schedule TO pursuant to Rule 14d-3 under the United States Securities Exchange Act of 1934 furnishing certain information with respect to the exchange offer. The Schedule TO tender offer statement and any amendments to it are available for inspection and copying as stated above.

Whenever a reference is made in this prospectus to a contract or other document of us, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document.

SIDERCA, TAMSA AND DALMINE

Siderca and Tamsa are subject to the reporting requirements of the Exchange Act, as applied to foreign private issuers. Siderca and Tamsa file quarterly financial information with the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Argentina or Mexico, as the case may be, and also file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the close of their respective fiscal years. These quarterly and annual reports may be reviewed at the SEC's Public Reference Room referenced above. Reports and other information filed electronically with the SEC are also available at the SEC's website referenced above.

Siderca is subject to the informational requirements of the Argentine Securities Commission and the Buenos Aires Stock Exchange and files reports and other information relating to Siderca's business, financial condition and other matters with the Argentine Securities Commission and the Buenos Aires Stock Exchange. You may read the reports, statements and other information, including Siderca's publicly filed financial statements, at the public reference facilities of the Argentine Securities Commission and Buenos Aires Stock Exchange maintained in Buenos Aires.

The Siderca ADSs are listed on the NYSE. You may inspect any periodic reports and other information filed with the NYSE by Siderca at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Tamsa is subject to the informational requirements of the Mexican Banking and Securities Commission, and the Mexican Stock Exchange and files reports and other information relating to its business, financial condition and other matters with the Mexican Banking and Securities Commission and the Mexican Stock Exchange. You may read such reports, statements and other information, including Tamsa's publicly-filed consolidated financial statements, at the public reference facilities of the Mexican Banking and Securities Commission and Mexican Stock Exchange maintained in Mexico City.

The Tamsa ADSs are listed on the AMEX. You may inspect any periodic reports and other information filed with the AMEX by Tamsa at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

Dalmine is subject to the informational requirements of the Italian Securities Commission and the Milan Stock Exchange and files reports and other information relating to Dalmine's business, financial condition and other matters with the Italian Securities Commission and the Milan Stock Exchange. You may read such reports, statements and other information, including publicly filed financial statements, at the public reference facilities of the Italian Securities Commission and Milan Stock Exchange maintained in Milan.

NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS DATED NOVEMBER 8, 2002. WHILE WE MAY BE REQUIRED TO UPDATE THE INFORMATION CONTAINED IN THIS PROSPECTUS TO THE EXTENT IT IS MATERIALLY INACCURATE AND THE EXCHANGE OFFER HAS NOT YET EXPIRED OR BEEN TERMINATED, YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROSPECTUS TO SHAREHOLDERS NOR THE ISSUANCE OF OUR SHARES IN THE EXCHANGE OFFER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This prospectus incorporates by reference the following documents listed below that have been previously filed with the SEC:

    SIDERCA SEC FILINGS (FILE NO. 1-5188)                    PERIOD/FILING DATE
---------------------------------------------   ---------------------------------------------
-Transition Report on Form 20-F                 Transition period from April 1, 2001, to
                                                December 31, 2001, filed with the SEC on June
                                                28, 2002.
-Report on Form 6-K                             Report on Form 6-K/A, filed with the SEC on
                                                November 8, 2002.

     TAMSA SEC FILINGS (FILE NO. 1-4870)                     PERIOD/FILING DATE
---------------------------------------------   ---------------------------------------------
-Annual Report on Form 20-F                     Fiscal year ended December 31, 2001, filed
                                                with the SEC on June 28, 2002.
-Report on Form 6-K                             Report on Form 6-K, filed with the SEC on
                                                November 1, 2002.

The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. In particular, you should not rely on the information contained in Item 3.A. "Key Information--Selected Financial Data," Item 4.C. "Information on the Company--Dalmine," Item 5. "Operating and Financial Review and Prospects" and
Item 7.B.1. "Major Shareholders and Related Party Transactions--Related Party Transactions--Arrangements Underlying the Tenaris Companies--Agreement Relating to NKK's Technology," Item 7.B.4. "Major Shareholders and Related Party Transactions--Supply of Natural Gas," Item 7.B.5. "Major Shareholders and Related Party Transactions--Related Party Transactions--Financial and Administrative Services," Item 7.B.6. "Major Shareholders and Related Party Transactions --Related Party Transactions--Sharing of IT Systems," Item 7.B.8. "Major Shareholders and Related Party Transactions--Related Party Transactions--Provision of Engineering and Labor Services," Item 7.B.9. "Major Shareholders and Related Party Transactions--Related Party Transactions--Fundacion Hnos. Agustin y Enrique Rocca," Item 8.C. "Financial Information--Dividend Policy," Item 11. "Quantitative and Qualitative Disclosure About Market Risk," Item 17. "Financial Statements" and Item 18. "Financial Statements" of Siderca's transition report on form 20-F for the transition period from April 1, 2001, to December 31, 2001, and Item 3.A. "Key Information--Selected Financial Data," Item 5. "Operating and Financial Review and Prospects," Item 8.C. "Financial Information--Dividend Policy," Item 11. "Quantitative and Qualitative Disclosure About Market Risk," Item 17. "Financial Statement" and Item 18. "Financial Statements" of Tamsa's annual report on Form 20-F for the fiscal year ended December 31, 2001, which has been superseded by information in this document.

We incorporate by reference all reports and all documents filed by us or Siderca or Tamsa with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act since December 31, 2001, and prior to the termination of the exchange offer, except for any reports filed by Siderca or Tamsa on Form 6-K, which we will incorporate by reference only to the extent designated therein. Any statement contained in this prospectus, or in a document incorporated by reference or attached hereto, shall be deemed to be modified or superseded for purposes of this prospectus to the extent it is modified or superseded by a statement contained in any subsequently filed document incorporated by reference or included as an attachment to this prospectus. When that happens, the modified or superseded part of the original statement is not a part of this prospectus.

YOU MAY OBTAIN DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS THROUGH US OR THE SEC, BY REQUESTING THEM IN WRITING OR BY TELEPHONE FROM THE INFORMATION AGENT IDENTIFIED BELOW. THESE DOCUMENTS ARE AVAILABLE FROM US WITHOUT CHARGE, EXCLUDING ALL EXHIBITS UNLESS SPECIFICALLY INCORPORATED BY REFERENCE.

                             GEORGESON SHAREHOLDER
                         17 STATE STREET -- 10TH FLOOR
                               NEW YORK, NY 10004
                     BANKS AND BROKERS CALL: (212) 440-9800
                                ALL OTHERS CALL:
                       (866) 423-4875 (REGARDING SIDERCA)
                        (866) 423-4876 (REGARDING TAMSA)
                     (39-06) 4217-1770 (REGARDING DALMINE)
TO OBTAIN TIMELY DELIVERY OF ANY OF THESE DOCUMENTS, YOU MUST REQUEST THEM NO LATER THAN DECEMBER 6, 2002.

                                 EXCHANGE RATES

The following tables show, for the periods indicated, information concerning the exchange rate between (1) the U.S. dollar and the Argentine peso, (2) the U.S. dollar and the Mexican peso and (3) the U.S. dollar and the euro. The average rates presented in these tables were calculated by using the average of the exchange rates on the last day of each month during the relevant period. We do not represent that Argentine pesos, Mexican pesos or euros could be converted into U.S. dollars at these rates or at any other rate. For more information regarding the currencies used in this prospectus, see "Presentation of Certain Financial and Other Information--Currencies."

ARGENTINE PESO

The data provided in the following table is expressed in nominal pesos per dollar and is based on information reported by the Argentine Central Bank. The Federal Reserve Bank of New York does not publish a noon buying rate for the Argentine peso. On November 5, 2002, the exchange rate between the Argentine peso and the U.S. dollar expressed in nominal Argentine pesos per dollar was ARP3.54=USD1.00.

--------------------------------------------------------------------------------------------
                                                                                      PERIOD
                  YEAR ENDED DECEMBER 31,                     HIGH   LOW    AVERAGE    END
--------------------------------------------------------------------------------------------
1997........................................................  1.00   1.00    1.00       1.00
1998........................................................  1.00   1.00    1.00       1.00
1999........................................................  1.00   1.00    1.00       1.00
2000........................................................  1.00   1.00    1.00       1.00
2001(1).....................................................  1.00   1.00    1.00       1.00
2002 (to October 31, 2002)..................................  3.90   1.40    3.00       3.75
--------------------------------------------------------------------------------------------

(1) As described in the paragraph below, the Argentine Central Bank imposed a banking holiday from December 21, 2001, to January 11, 2002, during which time there was no official exchange rate for the Argentine peso.

-------------------------------------------------------------------------
                       MONTHS IN 2002                         HIGH   LOW
-------------------------------------------------------------------------
May.........................................................  3.60   3.19
June........................................................  3.90   3.50
July........................................................  3.79   3.55
August......................................................  3.65   3.59
September...................................................  3.75   3.63
October.....................................................  3.75   3.52
-------------------------------------------------------------------------

Beginning on April 1, 1991, under the Convertibility Law, the Argentine Central Bank was required to buy or sell dollars to any person at a rate of one Argentine peso per U.S. dollar. The Convertibility Law was repealed on January 6, 2002. On January 11, 2002, after the Argentine Central Bank ended a banking holiday that it had imposed on December 21, 2001, the exchange rate began to float for the first time since April 1991. Heightened demand for scarce U.S. dollars caused the Argentine peso to trade well above the one-to-one parity under the Convertibility Law. As a result, the Argentine Central Bank intervened on several occasions by selling U.S. dollars in order to lower the exchange rate. The Argentine Central Bank's ability to support the Argentine peso by selling U.S. dollars depends, however, on its limited U.S. dollar reserves and the value of the Argentine peso has continued to fluctuate significantly. In response to high demand for U.S. dollars in Argentina and the scarcity of

U.S. dollars to meet that demand, the Argentine government has imposed several temporary freezes, or holidays, on exchange transactions since the abrogation of the Convertibility Law. For additional information regarding factors affecting the value of the Argentine peso, see "Part Two--Risk Factors--Risks relating to Argentina and Mexico."

MEXICAN PESO

The data provided in the following table is expressed in nominal Mexican pesos per dollar and is based on noon buying rates published by the Federal Reserve Bank of New York for the Mexican peso. On November 7, 2002, the exchange rate between the Mexican peso and the U.S. dollar expressed in nominal Mexican pesos per dollar was MXP10.25=USD1.00.

---------------------------------------------------------------------------------------------
                                                                                       PERIOD
                  YEAR ENDED DECEMBER 31,                     HIGH    LOW    AVERAGE    END
---------------------------------------------------------------------------------------------
1997........................................................   8.41   7.72      7.97    8.07
1998........................................................  10.63   8.04      9.25    9.90
1999........................................................  10.60   9.24      9.56    9.48
2000........................................................  10.09   9.18      9.47    9.62
2001........................................................   9.97   8.95      9.33    9.16
2002 (to October 31, 2002)..................................  10.35   9.00      9.64   10.21
---------------------------------------------------------------------------------------------

--------------------------------------------------------------------------
                       MONTHS IN 2002                         HIGH    LOW
--------------------------------------------------------------------------
May.........................................................   9.71   9.41
June........................................................   9.98   9.61
July........................................................   9.97   9.61
August......................................................   9.96   9.74
September...................................................  10.35   9.96
October.....................................................  10.22   9.95
--------------------------------------------------------------------------

Between November 1991 and December 1994, the Mexican Central Bank maintained the exchange rate between the U.S. dollar and the Mexican peso within a prescribed range through intervention in the foreign exchange market. The Mexican Central Bank intervened in the foreign exchange market as the exchange rate reached either the minimum or the maximum of the prescribed range in order to reduce day-to-day fluctuations in the exchange rate. On December 20, 1994, the Mexican government modified the prescribed range within which the Mexican peso was permitted to float by increasing the maximum Mexican peso price of the U.S. dollar by MXP0.53, equivalent to an effective devaluation of 15.3%. On December 22, 1994, the Mexican government suspended intervention by the Mexican Central Bank and allowed the Mexican peso to float freely against the U.S. dollar. Factors that contributed to this decision included the size of Mexico's current account deficit, a decline in the Mexican Central Bank's foreign exchange reserves, rising interest rates for other currencies (especially the U.S. dollar) and reduced confidence in the Mexican economy on the part of investors due to political uncertainty associated with events in the state of Chiapas and presidential and congressional elections that year. The value of the Mexican peso against the U.S. dollar rapidly declined by 42.9% from December 19, 1994, to December 31, 1994. The Mexican government has since allowed the Mexican peso to float freely against the U.S. dollar.

Historically, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos to U.S. dollars and the terms of NAFTA, to which Mexico is a signatory, generally prohibit exchange controls, the Mexican government could attempt to institute a restrictive exchange control policy in the future.

EURO

The data provided in the following table is expressed in nominal euros per dollar and is based on noon buying rates published by the Federal Reserve Bank of New York for the euro. On November 7, 2002, the exchange rate between the euro and the U.S. dollar expressed in euros per dollar was E0.9909=USD1.00. The data provided in the following table for the period prior to January 1999 is based on noon buying rates for the lira converted into the euro at the fixed rate established by the European Council of Ministers of ITL1,936.27=E1.00.

--------------------------------------------------------------------------------------------
                                                                                      PERIOD
                YEAR ENDED DECEMBER 31,                    HIGH     LOW     AVERAGE    END
--------------------------------------------------------------------------------------------
1997....................................................  1.0774   1.2350    1.1365   1.0946
1998....................................................  1.0764   1.1946    1.1148   1.1707
1999....................................................  0.8466   0.9984    0.9445   0.9930
2000....................................................  0.9676   1.2092    1.0861   1.0652
2001....................................................  1.0666   1.1723    1.1225   1.1235
2002 (to October 31, 2002)..............................  0.9846   1.1636    1.0690   1.0125
--------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------
                       MONTHS IN 2002                          HIGH     LOW
-----------------------------------------------------------------------------
May.........................................................  0.9681   1.1084
June........................................................  1.0116   1.0650
July........................................................  0.9846   1.0277
August......................................................  1.0119   1.0373
September...................................................  1.0041   1.0284
October.....................................................  1.0120   1.0300
-----------------------------------------------------------------------------

             ADDITIONAL INFORMATION REQUIRED BY TENDER OFFER RULES

The name, business address, present principal occupation or employment, five-year employment history and share ownership in Siderca and Tamsa of the directors and executive officers of the Company are set forth below.

-------------------------------------------------------------------------------------------------------------------------
                            CURRENT POSITION WITH                              OWNERSHIP OF SIDERCA    OWNERSHIP OF TAMSA
          NAME                   THE COMPANY            BUSINESS ADDRESS          SHARES AND ADSS       SHARES AND ADSS
-------------------------------------------------------------------------------------------------------------------------
Paolo Rocca(1, 2)          Director and Chief        Av. Leandro N. Alem                           -                    -
                           Executive Officer         1067, C1001AAF Buenos
                                                     Aires, Argentina
Carlos Condorelli(3)       Chief Financial Officer   Av. Leandro N. Alem                4,725 shares           3,600 ADSs
                                                     1067, C1001AAF Buenos                  887 ADSs
                                                     Aires, Argentina
Renato Lorenzin(4)         Director                  Via Emilio Bossi, 1                           -                    -
                                                     P.O. Box 3360
                                                     CH--6901
                                                     Lugano, Switzerland
Enrico Bonatti(1, 5)       Director                  Via Monte Rosa, 93                            -        23,000 shares
                                                     20149 Milan, Italy
Fernando Mantilla(6)       Director                  Av. Leandro N. Alem                8,800 shares                    -
                                                     1067, C1001AAF
                                                     Buenos Aires, Argentina
-------------------------------------------------------------------------------------------------------------------------

(1) Paolo Rocca and Enrico Bonatti are first cousins.
(2) In addition to serving as our chief executive officer, Paolo Rocca is also a member of our board of directors, chief executive officer of Siderca, chairman of the board of directors of Tamsa, executive vice president of the board of directors of Dalmine, president of the board of directors of Siat and vice president of the board of directors of Confab. He is also chief executive officer of the Techint group, president of the board of directors of Siderar and a member of the board of directors of Amazonia. He was first employed with the Techint group in 1985 as assistant to the chairman of the board of directors of Techint Financing Corporation. In 1986, he became a member of the board of directors of Siderca and, in 1990, he became executive vice president of Siderca.
(3) In addition to serving as our chief financial officer, Carlos Condorelli has held several positions within Tenaris and other Techint group companies, including Finance and Administration Director of Tamsa, president of the board of directors of Edelap from 1997 through 1998. In 2000, he joined the boards of directors of AlgomaTubes, Lomond Holdings, Siderca International ApS, Metalcentro and Metalmecanica, and in 2002 he became a director of Invertub.
(4) In addition to serving as one of our directors, Renato Lorenzin previously served as our chief executive officer and chief financial officer. Mr. Lorenzin has for the last five years been president of San Faustin Lugano S.A.; he has also served as director of Techint Investments since February 2000, director of Siderca International ApS since April 2000, director of Techint European Holdings since June 2002 and director of Lomond Holdings since December 2000.
(5) In addition to serving as one of our directors, Enrico Bonatti has served as a director of Dalmine for the last nineteen years and as a director of Techint Finanziaria S.r.l. for the last five years. He also served as a director of Tamsa from 1993 through 1996 and was president of Techint Venezuela C.A. from 1998 through 2000.
(6) In addition to serving as one of our directors, Fernando Mantilla has also been a director of Siderca since 1998, a director of Tamsa since 1993 and secretary of San Faustin since 1978. Mr. Mantilla has also served as director of Dapetrol S.A. since August 2000, director of Siderca International ApS since April 2000 and director of Sidtam Limited since September 1997.

The name, principal business, country of organization, business address and share holdings in Siderca and Tamsa of the entities controlling us and their subsidiaries are set forth below.

-----------------------------------------------------------------------------------------------------------------------
                              PRINCIPAL        COUNTRY OF                                  OWNERSHIP OF    OWNERSHIP OF
          NAME                BUSINESS        ORGANIZATION        BUSINESS ADDRESS        SIDERCA SHARES   TAMSA SHARES
-----------------------------------------------------------------------------------------------------------------------
San Faustin(1)...........  Holding company   Netherlands      Berg Arrarat 1,                711,688,409)   174,114,015)
                                             Antilles         Curacao,                           (71.17%        (50.77%
                                                              Netherlands Antilles
Sidertubes...............  Holding company   Luxembourg       23 Avenue Monterey,            519,578,214)   174,114,015)
                                                              L-2086, Luxembourg                 (51.96%        (50.77%
Invertub.................  Holding company   Argentina        Av. Leandro N. Alem 1067,      192,110,195)   150,300,900)
                                                              C1001AAF                           (19.21%        (43.83%
                                                              Buenos Aires,
                                                              Argentina
Siderca..................  Manufacturing     Argentina        Av. Leandro N. Alem 1067,                -    150,300,900)
                           of                                 C1001AAF                                          (43.83%
                           seamless steel                     Buenos Aires,
                           pipes                              Argentina
Siderca International                                         Ostergade 24A,                           -    140,600,900)
  ApS....................  Holding company   Denmark          DK, 1100,                                         (41.00%
                                                              Denmark
Sidtam Limited...........  Holding company   British Virgin   Vanterpool Plaza,                        -      9,700,000)
                                             Islands          2nd Floor,                                         (2.83%
                                                              Wickhams Cay I,
                                                              Road Town,
                                                              British Virgin Islands
-----------------------------------------------------------------------------------------------------------------------

(1) San Faustin is controlled by Roberto Rocca.

San Faustin owns 100% of the Company through its wholly-owned subsidiary, Sidertubes. San Faustin beneficially owns shares of Siderca through the Company, which owns Siderca shares directly and through its wholly-owned subsidiary, Invertub. San Faustin beneficially owns shares of Tamsa in the names of Tenaris, Siderca International ApS and Sidtam Limited.

Siderca International ApS is a wholly-owned subsidiary of Siderca. Siderca International directly owns shares of Tamsa and directly owns a majority voting interest in Sidtam. Sidtam directly owns shares of Tamsa.

During the past five years, neither the Company nor, to the best of its knowledge, any of the persons listed in the above two tables has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters which were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                     SERVICE OF PROCESS AND ENFORCEABILITY
                OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

We are a corporation organized under the laws of Luxembourg. All or most of our assets are located outside the United States. Furthermore, all or most of our directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or some experts or to enforce against us or them in United States courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy.

Siderca is a corporation organized under the laws of Argentina, and most of its assets are located in Argentina. Furthermore, some of Siderca's directors and officers and some experts named in this prospectus reside in Argentina and a substantial portion of their assets are located in Argentina. As a result, investors may not be able to effect service of process within the United States upon Siderca or its directors or officers or some experts or to enforce against Siderca or them in United States courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in Argentine courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Argentine courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under Argentine law, including the condition that the judgment does not violate Argentine public policy. In general, any final judgment obtained in a U.S. court will be recognized and enforced by the courts of Argentina without further re-examination, provided that, among other requirements:

- the judgment is final in the jurisdiction in which it was rendered and was issued by a competent court in accordance with the Argentine laws regarding conflicts of laws and jurisdiction;

- the judgment resulted from an action determining the rights of the involved parties or an action with respect to the right and title to personal property transferred to Argentina during or after prosecution of the action;

- the defendant against whom enforcement is sought was personally served with the summons (on either the defendant or a process agent duly appointed by the defendant) and, in accordance with due process of law, was given an opportunity to defend himself or herself against the foreign action;

- the judgment is valid in the jurisdiction in which it was rendered and its authenticity is established in accordance with the requirements of Argentine law;

- the judgment does not violate the principles of public policy of Argentine law; and

- the judgment is not contrary to a prior or simultaneous judgment of an Argentine court.

Tamsa is a corporation organized under the laws of Mexico, and most of its assets are located in Mexico. Furthermore, some of Tamsa's directors and officers and some experts named in this prospectus reside in Mexico and a substantial portion of their assets are located in Mexico. As a result, investors may not be able to effect service of process within the United States upon Tamsa or its directors or officers or certain experts or to enforce against Tamsa or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in Mexican courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Mexican courts of judgments entered by U.S. courts predicated upon the civil liability provisions of the U.S. federal securities law will be subject to compliance with procedural requirements under Mexican law, including the condition that such judgments do not violate Mexican public policy. In general, any final judgment obtained in a U.S. court will be recognized and enforced by the courts of Mexico without further re-examination, provided that, among other requirements:

- the judgment is obtained in compliance with the legal requirements of the jurisdiction of the U.S. court rendering the judgment;

- the judgment is exclusively for the payment of a certain sum of money and has been rendered in an action determining the rights of the involved parties as opposed to an action determining the rights and title to property;

- service of process was made personally or on the appropriate process agent;

- the judgment does not contravene Mexican law, public policy of Mexico, international treaties or agreements binding upon Mexico or generally accepted principles of international law;

- the judgment is final in the jurisdiction in which it was obtained;

- the action for which the judgment is rendered is not the subject of a lawsuit among the same parties pending before a Mexican court; and

- any such foreign courts will enforce final judgments issued by the federal or state courts of Mexico as a matter of reciprocity.

Dalmine is a corporation organized under the laws of Italy, and most of its assets are located in Italy. Furthermore, some of Dalmine's directors and officers and some experts named in this prospectus reside in Italy and a substantial portion of their assets are located in Italy. In general, Italian courts will automatically recognize final judgments of U.S. courts and will not require a retrial in Italy. If a party does not agree to implement voluntarily a final judgment of a U.S. court, the Italian court will consider whether:

- the U.S. court had jurisdiction over the defendant in the original proceeding in accordance with Italian law;

- service of process was appropriately made on the defendant in accordance with applicable U.S. law, with no violation of the defendant's fundamental rights;

- the parties participated in a trial in accordance with applicable U.S. law, or, if the judgment was obtained by default, such default was declared in accordance with applicable U.S. law;

- there exists a conflicting final judgment by an Italian court or a pending action in Italy that commenced prior to the commencement of the proceeding before the U.S. court among the same parties and arising from the same facts and circumstances, which led to the final judgment to be enforced in Italy; and

- the content of the U.S. judgment violated Italian public policy.

In original actions brought before Italian courts there is doubt as to the enforceability of liabilities based solely on the U.S. federal securities laws. Italian courts will apply Italian rules of civil procedure and substantive provisions of Italian law that are regarded as mandatory.

                                    PART TEN
                               REGULATORY MATTERS

GENERAL

We have obtained all required approvals for the exchange offer except for approval of the Italian Securities Commission to publish the prospectus and to make the exchange offer with respect to the Dalmine shares in Italy and the approval of the Milan Stock Exchange to list our shares. We expect to obtain these approvals shortly; there can be no assurance, however, as to whether or when such approvals will be obtained.

Based on our examination of publicly available information filed by Siderca and Tamsa with the SEC and other publicly available information concerning Siderca, Tamsa and Dalmine, we are not aware of any of the following:

- any governmental license or regulatory permit that appears to be material to the business of Siderca, Tamsa or Dalmine that might be adversely affected by our acquisition of Siderca, Tamsa and Dalmine securities as contemplated in this prospectus;

- any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares or ADSs by us as contemplated in this prospectus; or

- except for the approval of the Italian Securities Commission to publicly offer our securities in Italy and make the exchange offer with respect to Dalmine in Italy and the approval of the Milan Stock Exchange to list our securities subject to the satisfaction of certain requirements, any approval or other action by any government or governmental administrative regulatory authority or agency, domestic or foreign (other than those we have already obtained) or any consent, waiver or other approval that would be required as a result of or in connection with the exchange offer, including but not limited to, any consents or other approvals under any licenses, concessions, permits and agreements to which Siderca, Tamsa, Dalmine or we or any of our respective subsidiaries or affiliates are a party.

Should any such approval or other action be required, we currently contemplate seeking such approval or other action.

We are unable to predict whether it may be necessary to delay the exchange of any shares or ADSs tendered pursuant to the exchange offer pending the outcome of any approval or other action. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions. In addition, there can be no assurance that if the approvals were not obtained or other actions were not taken,

- adverse consequences might not result to the businesses of Siderca, Tamsa or Dalmine, or

- certain parts of the businesses of Siderca, Tamsa and Dalmine might not have to be disposed of,

  any of which could cause us to elect to terminate the exchange offer.

SECURITIES LAWS

ARGENTINA

The registration of securities and the conduct of public offers in Argentina is regulated by Public Offering Law No. 17,811, as amended, Decree No. 677/01, and by the Argentine Securities

Commission's regulations. Equity securities publicly offered in Argentina pursuant to an exchange offer must be:

- registered with the Argentine Securities Commission; and

- listed on a stock exchange in Argentina including, without limitation, the Buenos Aires Stock Exchange, or listed in another country designated by the Argentine Securities Commission.

On March 26, 2002, the Argentine Securities Commission issued General Resolution N(LOGO) 401 regulating public tender and exchange offers.

Any individual or legal entity that proposes to launch an exchange offer must file a request for approval of the exchange offer with the Argentine Securities Commission, which has 15 business days from the filing to approve the terms and conditions or to request additional information (in which case the 15-day period will be extended). Except as otherwise provided by the Argentine Securities Commission, the request for approval must include, among other requirements, a prospectus containing the terms and conditions of the offer and other relevant information.

Concurrently with the filing with the Argentine Securities Commission, the offeror must publicly announce its intention to make the exchange offer by publishing the principal terms and conditions for three days in a major Argentine newspaper and for one day in the official gazette of the Buenos Aires Stock Exchange. Once the exchange offer is approved, the offeror must publish the approval of the terms and conditions of the exchange offer, as originally filed or as modified, in the same manner in which the announcement of the exchange offer was previously published.

In addition, simultaneously with the publication of the terms and conditions of the exchange offer, the offeror must give a detailed notice of the terms and conditions to the target company. The board of directors of the target company must express its opinion and recommendation as to the proposed exchange offer within 15 days from receipt of the notification from the offeror. On October 30, 2002, the Argentine Securities Commission authorized Siderca's board of directors to issue its opinion within fifteen days from the date all approvals necessary for the commencement of the exchange offer are obtained. The opinion of the board of directors of the target company must cover in detail the terms and conditions of the exchange offer, its recommendation to accept or reject the offer, the existence of any agreement between the offeror and the target or between the offeror and the members of the board of directors of the target, and whether the board of directors will obtain an opinion from a specialized independent consultant. The board of directors must disclose its knowledge of any significant decision to be adopted that, in its judgment, may affect the exchange offer and whether the members of the board of directors of the target and officers who are shareholders of the target will accept or reject the exchange offer. The opinion of the board of directors of the target must be furnished to both the Buenos Aires Stock Exchange and the Argentine Securities Commission and must be published for two days in the official gazette of the Buenos Aires Stock Exchange.

The exchange offer must remain open in Argentina for a period of no less than 20 business days, and no more than 30 business days, unless an exception is obtained from the Argentine Securities Commission. After the exchange offer period expires, the offeror must keep the offer open for another five to ten business days on the same terms and conditions as the original offer. On October 30, 2002, the Argentine Securities Commission authorized the Company to satisfy the subsequent offering period requirement by having the exchange offer open for a total of 25 business days, provided that security holders are granted the right to withdraw their tenders and the Company publishes each business day, beginning on the 21st business day of the exchange offer period, the provisional results of the offer corresponding to tenders made in Argentina through the immediately preceding day. Once the exchange offer expires, the offeror and the Argentine exchange agent must inform the Argentine

Securities Commission and the Buenos Aires Stock Exchange of the results of the offer and must publish the results in the official gazette of the Buenos Aires Stock Exchange and in a major Argentine newspaper. Concurrently, the Buenos Aires Stock Exchange must notify the Argentine Securities Commission of the aggregate number of shares of the target tendered. Once the results are known, the Argentine Securities Commission will notify the Buenos Aires Stock Exchange, and if applicable, the offeror and the target company, of the number of shares tendered. The Buenos Aires Stock Exchange will publish the results in its gazette on the day following notification from the Argentine Securities Commission.

If, subject to the regulations of the Argentine Securities Commission, the offeror elects to terminate the offer, the offeror must notify the Argentine Securities Commission of its decision and the notice of termination must be published in the same manner as the approval of the original offer. Once the notice of termination is published, all tenders will be deemed withdrawn and all expenses incurred by the tendering holders will be paid by the offeror.

Under Argentine law, if the offeror gains control of 95% or more of the capital stock of the target company:

- any minority shareholder may require the offeror to launch a tender offer for all remaining shares of the target company, and

- the offeror, as controlling shareholder of the target company, may make a unilateral declaration of acquisition of the minority shareholders' stock and, subject to due performance of the procedures set forth in the regulations of the Argentine Securities Commission and deposit of the purchase price, the offeror will become the owner of such shares.

In both cases, the consideration offered, or paid, as the case may be, to the remaining holders must be fair and determined based on reasonable criteria. In no event may the consideration offered be less than the average market price of the target securities for the last six months.

On September 13, 2002, we published notice that we would seek approvals to make the exchange offer and list our shares on the Buenos Aires Stock Exchange. On September 19, 2002, we filed an application with the Argentine Securities Commission to publicly offer our shares and we filed an application with the Buenos Aires Stock Exchange for the listing of our shares. On October 31, 2002, we filed an application with the Argentine Securities Commission to make the exchange offer. On November 6, 2002, the Argentine Securities Commission approved the public offering of our shares in Argentina and authorized the exchange offer. On November 7, 2002, the Buenos Aires Stock Exchange approved the listing of our shares subject to the satisfaction of certain liquidity requirements (such as the requirement that there are at least 150 public holders or that no less than 20% of the capital stock of the Company is held by the public).

MEXICO

A non-Mexican company wishing to offer its securities in Mexico must be authorized to do so by the Mexican Banking and Securities Commission. The securities must be:

- registered with the Registro Nacional de Valores, or Mexican Securities Registry, managed by the Mexican Banking and Securities Commission; and

- listed on the Mexican Stock Exchange or in a stock exchange in Mexico.

The Rules applicable to the acquisition of securities that must be disclosed and tender offers of securities, or the Rules, and Annex B of Circular 11-29Bis, provides that an offer to buy securities requires the offeror to prepare an information statement and present information regarding the determination of the exchange ratio and the basis of its determination.

The Mexican Banking and Securities Commission must approve the terms and conditions of the exchange offer before the commencement of the offer.

Pursuant to the Rules, if a person or group of persons intends to obtain, directly or indirectly, through one or more transactions of any nature, more than 50% of the voting shares of a publicly held company, such person or group of persons must carry out a tender offer for all the shares of the company. The person or group of persons who must carry out a tender offer for 100% of the capital stock of a company may request from the Mexican Securities and Banking Commission an authorization to carry out the tender offer for a percentage lower than 100%, provided that such circumstance does not affect the rights of the minority shareholders.

The tender offer for 100% of the shares of a public company must comply with the following:

- the consideration offered (which may be in cash or in securities or a combination of both) must be the same for all classes and kinds of shares; and

- the offer must remain open for at least 15 business days.

The tender offer may be conditioned on receipt of a minimum number of shares.

The terms and conditions of the offer may be amended at any time prior to its expiration, provided that such amendment results in terms more favorable to the public and the offer is extended for at least five additional business days.

The offeror is not required to notify the public of the exchange offer before making application to the Mexican Banking and Securities Commission. The offeror must apply for approval of the registration of its securities and of the exchange offer from the Mexican Banking and Securities Commission and approval of the listing of its securities from the Mexican Stock Exchange on the same day. The offeror should publicly disclose the offer no later than the business day following the applications to the Mexican Banking and Securities Commission and the Mexican Stock Exchange. In addition, the target company must inform the public about any relevant effect of the exchange offer on the value of its shares in accordance with the publication requirements of the Mexican Stock Exchange.

The target company's board of directors must publish its opinion regarding the offer through "Emisnet," the electronic press bulletin of the Mexican Stock Exchange within ten business days after the commencement of the exchange offer. If the board of directors faces a situation that may cause a conflict of interest, or if there is more than one offer whose conditions are not comparable, the board of directors may obtain the opinion of an independent expert hired by the company pursuant to a recommendation from the company's audit committee. Furthermore, if any members of the board of directors are shareholders of the target company, then those directors must disclose their decisions to accept or reject the offer to the Mexican Stock Exchange no later than the last business day of the offering period.

Under the Rules, if after consummation of a tender or exchange offer, the offeror gains control of more than 85% but equal to or less than 88% of the capital stock of the target company, the offeror is required to launch a subsequent tender or exchange offer for all remaining shares of the target company, offering the same consideration offered in the original tender or exchange offer. If after consummation of a tender or exchange offer, the offeror gains control of more than 88% of the capital stock of the target company, the offeror is required to cause the delisting of the target company, in which case the offeror is required to set up a trust fund with a term of at least two years and allocate to such trust fund sufficient funds to purchase the remaining stock at the price offered in the original tender or exchange offer.

On September 13, 2002, we published notice that we would seek approvals to make the exchange offer and list our shares on the Mexican Stock Exchange. On September 19, 2002, we filed an application with the Mexican Banking and Securities Commission to request authorization for the tender offer and, consequently, to request the registration of our shares in the Mexican Securities Registry. In addition, we filed an application with the Mexican Stock Exchange for authorization of the exchange offer and listing of our shares. On October 31, 2002, the Mexican Stock Exchange approved the exchange offer and the listing of our shares subject to the satisfaction of certain requirements (such as the requirement that no less than 15% of the capital stock of the Company must be held by the public). On November 7, 2002, the Mexican Banking and Securities Commission approved our application.

ITALY

In accordance with Italian securities law, any person who launches a public offer is required to provide advance notification to the Italian Securities Commission. The notification must be accompanied by (1) a document to be published containing the information necessary for investors to make an informed evaluation of the offer and (2) the form of acceptance.

After giving notice to the Italian Securities Commission of its intention to launch the offer, the offeror must publicly announce the offer without delay in a press release and simultaneously notify the target company. The press release must describe the principal terms and conditions of and reasons for the offer, any guarantees and any financing in place or to be arranged, any conditions to which the offer is subject, any shareholdings already owned or acquirable by the offeror or persons acting in concert with the offeror, and the names of any advisors.

Within fifteen days of the notification, the Italian Securities Commission may require the offeror to include supplementary information in the offering document, to follow specific procedures for publication of the offering document or to provide special guarantees. After expiration of the fifteen day period, the offering document may be published. The offeror must publish the offering document in newspapers with adequate circulation or by means of delivery to intermediaries and simultaneous publication in newspapers with adequate circulation of the notice of delivery, or by other means agreed with the Italian Securities Commission, ensuring that the principal terms and conditions of and reasons for the offer and the offering document are accessible to all interested parties. The offering document must also be delivered to the target company.

The target company's board of directors must issue a press release containing its opinion and any information that may be useful to the shareholders in assessing the offer. The press release must be filed with the Italian Securities Commission at least two days before the date set for its publication and must be supplemented with any information requested by the Italian Securities Commission and published not later than the first day of the offering period. On October 30, 2002, the board of directors of Dalmine stated its position in favor of the exchange offer with respect to Dalmine and indicated that the proposed ratio for the exchange of our shares for Dalmine shares is fair to Dalmine shareholders. Dalmine is expected to issue a press release containing this opinion promptly after the approvals required for the exchange offer with respect to Dalmine in Italy are granted.

Under Italian law, the length of the offering period must be established by agreement with the Milan Stock Exchange, may vary from 25 to 40 business days and may be extended by the Italian Securities Commission (after consultation with the offeror and the Milan Stock Exchange) up to a maximum of 55 business days.

The offering period may not commence until five days after publication of the offering document, unless the offering document already includes the target company's press release with the recommendation of its board of directors.

Before settlement, the offeror must publish the results of the offer and all the information necessary regarding settlement procedures. Publication of the results shall be made by the same means as the publication of the offer.

Under Italian law, any person who gains control of more than 90% of the shares of an Italian company is required to make a public offer to buy all of the shares with voting rights at the price set by the Italian Securities Commission unless within four months that person restores a free float sufficient to ensure regular trading. Moreover, any person who, as a result of a public offer to buy all the shares with voting rights, owns more than 98% of such shares is entitled to acquire the remaining shares within four months of the close of the offer, provided that person declared its intention to exercise this right in the offering document. In this case, the purchase price is set by a court-appointed expert.

The application for listing of the securities offered in exchange must be submitted to the Milan Stock Exchange. Simultaneously with the application to the Milan Stock Exchange, the issuer must submit a draft of the listing prospectus to the Italian Securities Commission requesting authorization to publish the prospectus. If the offeror does not have other securities listed on the Milan Stock Exchange, it is also required to nominate a "sponsor" to act as intermediary in the listing process. The Milan Stock Exchange will condition the authorization for listing of securities of an issuer on the authorization by the Italian Securities Commission to publish the prospectus and on the approval of the Italian Securities Commission of a foreign issuer's ability to observe its disclosure obligations in connection with the listing. Furthermore, non-Italian issuers must demonstrate that there are no impediments of any kind to the exercise of all the rights attaching to their securities authorized for listing and that their financial statements provide substantially the same information as provided by Italian issuers.

The Italian Securities Commission and the Milan Stock Exchange must decide, respectively, on the publication of the prospectus and on the listing application within two months of receipt of the relevant application, and must communicate to the issuer, in the case of the Italian Securities Commission, the authorization for publication of the prospectus, and in the case of the Milan Stock Exchange, the authorization for listing or the rejection of the application, with the decision published simultaneously with notice to the Italian Securities Commission. The listing authorization is conditioned, among other things, on at least 25% of the capital stock of the Company being held by the public.

On September 13, 2002, we published notice that we would seek approvals to make the exchange offer and list our shares on the Milan Stock Exchange. On September 18, 2002, we filed an application with the Italian Securities Commission for publication of a prospectus and we filed an application with the Milan Stock Exchange for the listing of our shares. On October 17, 2002, we filed an application with the Italian Securities Commission to make the exchange offer with respect to Dalmine in Italy. As of the date of this prospectus, the Italian Securities Commission has not yet authorized the publication of the prospectus and the commencement of the exchange offer with respect to Dalmine in Italy and the Milan Stock Exchange has not yet approved the listing of our shares. We expect to obtain these approvals shortly; there can be no assurance, however, as to whether or when such approvals will be obtained.

ANTITRUST AND OTHER LAWS

UNITED STATES

We currently believe that the exchange offer is exempt from the filing requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 pursuant to, in pertinent part, exemptions granted under either 16 CFR sec.802.51(b) or 16 CFR sec.802.30.

If additional information is made available to us prior to the closing of these transactions that changes our key assumptions under either of the foregoing exemptions such that we believe these transactions are no longer exempt, we plan to file a premerger notification and report form pursuant to Hart-Scott-Rodino with the Antitrust Division and the U.S. Federal Trade Commission as soon as is practicable after the date of this prospectus.

ARGENTINA

We believe that the transaction does not require any approval under Argentine competition law clearances because no change in control would take place as a result of its consummation. However, since recent regulations issued by the Argentine Securities Commission require evidence of approval by the competition law authorities, we plan to procure, to that effect, confirmation from the antitrust authorities that no clearance is required under Argentine competition law.

MEXICO

We are required to comply with competition law requirements in Mexico. Local authorities may have the power to object or condition acquisitions which breach the substantive test set out in the local jurisdiction.

Mexican competition law requires the disclosure of financial and transaction information, which is then reviewed by the Mexican antitrust authority. In most reviews the competition authority contacts other industry participants, such as customers, suppliers and competitors of the parties, to confirm that the information provided is correct and to canvass their opinions on the transaction. In reaching a decision, the competition authority will determine if the transaction may result in a market concentration that could breach the test for acceptable acquisitions in Mexico. The test relates either to the creation of a dominant position or market power sufficient to operate against the proper functioning of the market. On October 18, 2002, we received the necessary authorizations from the Mexican competition authority.

ITALY, LUXEMBOURG AND THE EUROPEAN UNION

We currently believe that the transaction does not require any approval under competition law in Italy, Luxembourg or the EU.

OTHER

Siderca, Tamsa and Dalmine and their subsidiaries own property and may conduct business in a number of foreign countries in addition to those described above. In connection with the acquisition of Siderca, Tamsa and Dalmine securities pursuant to the exchange offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the exchange offer, we will seek further information regarding the applicability of any such laws and currently intend to take whatever action they may require, but no assurance can be given that such approvals will be obtained. If any action is taken prior to completion of the exchange offer by any such government or governmental authority that, in our reasonable judgment, makes it inadvisable to proceed with the exchange offer, we may not be obligated to exchange our securities for any tendered Siderca, Tamsa and Dalmine securities.

                              FINANCIAL STATEMENTS

                                     INDEX

                                                               PAGE
                                                              -----
                              TENARIS
INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS
Report of independent accountants...........................    F-3
Combined Consolidated Financial Statements:
   Income statement.........................................    F-4
   Balance sheet............................................    F-5
   Statement of changes in shareholders' equity.............    F-6
   Cash flow statement......................................    F-7
   Accounting policies......................................    F-8
   Financial risk management................................   F-27
   Notes to financial statements............................   F-29
ANNUAL COMBINED CONSOLIDATED FINANCIAL STATEMENTS
Report of independent accountants...........................   F-69
Combined Consolidated Financial Statements:
   Income statement.........................................   F-70
   Balance sheet............................................   F-71
   Statement of changes in shareholders' equity.............   F-72
   Cash flow statement......................................   F-73
   Accounting policies......................................   F-75
   Financial risk management................................   F-93
   Notes to financial statements............................   F-95
                              SIDERCA
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Report of independent accountants...........................  F-137
Consolidated Financial Statements:
   Balance sheet............................................  F-138
   Statement of operations..................................  F-139
   Statement of changes in shareholders' equity.............  F-140
   Statement of cash flows..................................  F-142
   Notes to financial statements............................  F-143
   Exhibit A................................................  F-184
   Exhibit B................................................  F-185
ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
Report of independent accountants...........................  F-186
Consolidated Financial Statements:
   Balance sheet............................................  F-188
   Statement of operations..................................  F-189
   Statement of changes in shareholders' equity.............  F-190
   Statement of cash flows..................................  F-192
   Notes to financial statements............................  F-194
   Exhibit A................................................  F-244
   Exhibit B................................................  F-245

                                                               PAGE
                                                              -----
                               TAMSA
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Report of independent accountants...........................  F-246
Consolidated Financial Statements:
   Balance sheets...........................................  F-248
   Statements of income.....................................  F-249
   Statements of changes in shareholders' equity............  F-250
   Statements of changes in financial position..............  F-251
   Notes to financial statements............................  F-252
ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
Report of independent accountants...........................  F-286
Consolidated Financial Statements:
   Balance sheets...........................................  F-288
   Statements of income.....................................  F-289
   Statements of changes in shareholders' equity............  F-290
   Statements of changes in financial position..............  F-291
   Notes to financial statements............................  F-292
                              DALMINE
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Report of independent accountants...........................  F-328
Consolidated Financial Statements:
   Balance sheets...........................................  F-330
   Statements of operations.................................  F-331
   Statements of cash flows.................................  F-332
   Statements of shareholders' equity.......................  F-333
   Notes to financial statements............................  F-334
ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
Report of independent accountants...........................  F-367
Consolidated Financial Statements:
   Balance sheets...........................................  F-368
   Statements of income (loss)..............................  F-369
   Statements of shareholders' equity.......................  F-370
   Statements of cash flows.................................  F-371
   Notes to financial statements............................  F-372

[PriceWaterhouseCoopersLetterhead]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Tenaris S.A.

In our opinion the accompanying combined consolidated balance sheet and the related combined consolidated statements of income of cash flows and of changes in shareholder's equity, all expressed in US dollars, present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at June 30, 2002 and the results of their operations and cash flows for the six-month period ended June 30, 2002 in conformity with International accounting standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of the combined consolidated financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

International accounting standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of combined consolidated net income expressed in US dollars for the six-month period ended June 30, 2002 and the determination of combined consolidated shareholders' equity also expressed in US dollars at June 30, 2002 to the extent summarized in
Note 28 to the combined consolidated financial statements.

PricewaterhouseCoopers S.a.r.l.                     Luxembourg, October 18, 2002
Reviseur d'entreprises
Represented by

/s/ IAN WHITECOURT
---------------------------------------------------------
Ian Whitecourt

                                  TENARIS S.A.
                         COMBINED CONSOLIDATED INTERIM
                                INCOME STATEMENT
--------------------------------------------------------------------------------

                                                                   SIX-MONTH PERIOD ENDED JUNE 30,
                                                                   -------------------------------
(ALL AMOUNTS IN USD THOUSANDS)                             NOTES             2002             2001
--------------------------------------------------------------------------------------------------
                                                                                       (UNAUDITED)
Net sales................................................    1        1,569,532        1,525,611
Cost of sales............................................    2       (1,054,841)      (1,051,882)
                                                                   -------------------------------
Gross profit.............................................               514,691          473,729
Selling, general and administrative expenses.............    3         (226,079)        (237,339)
Other operating income...................................    5(I)           477              813
Other operating expenses.................................    5(II)      (11,043)          (5,753)
                                                                   -------------------------------
Operating income.........................................               278,046          231,450
Financial income (expenses), net.........................    6          (41,503)         (52,479)
                                                                   -------------------------------
Income before tax, equity in losses of associated
companies and minority interest..........................               236,543          178,971
Equity in losses of associated companies.................   10           (5,142)         (15,653)
                                                                   -------------------------------
Income before income tax and minority interest...........               231,401          163,318
Income tax...............................................    7(I)      (101,017)         (64,234)
Effect of currency translation on tax basis..............    7(II)      (49,083)          (2,527)
                                                                   -------------------------------
Net income before minority interest......................                81,301           96,557
Minority interest in Exchange Companies(1)...............   24(I)       (46,940)         (44,309)
Minority interest in other subsidiaries(1)...............   24(II)      (17,204)           2,814
                                                                   -------------------------------
Net income...............................................                17,157           55,062
                                                                   -------------------------------
Weighted average number of shares outstanding (See Note
K(2))....................................................           710,747,187      710,747,187
Combined earnings per share..............................                  0.02             0.08

--------------------------------------------------------------------------------

(1) Total minority interest is calculated in accordance with IAS 27, based on the participation of the minority shareholders in the combined consolidated subsidiaries during each period and disclosed as follows:

   - Minority interest in Exchange Companies represents the participation of minority shareholders in the Exchange Companies (as defined in Note A (1)).

   - Minority interest in other subsidiaries represents the participation of minority shareholders in combined consolidated subsidiaries (including Confab Industrial S.A., NKKTubes K.K. and Tubos de Acero de Venezuela S.A.) other than the Exchange Companies.

The accompanying notes are an integral part of these combined consolidated interim financial statements.

                                  TENARIS S.A.
                         COMBINED CONSOLIDATED INTERIM
                                 BALANCE SHEET
--------------------------------------------------------------------------------

(ALL AMOUNTS IN USD THOUSANDS)      NOTES          AT JUNE 30, 2002      AT DECEMBER 31, 2001
---------------------------------------------------------------------------------------------
ASSETS
NON-CURRENT ASSETS
   Property, plant and equipment,
     net..........................    8      1,894,723                 1,971,318
   Intangible assets, net.........    9         49,700                    47,631
   Investments in associated
     companies....................   10         20,504                    27,983
   Other investments..............   11        137,277                   127,202
   Deferred tax assets............   18         29,882                    24,187
   Receivables....................   12         18,447    2,150,533       20,497    2,218,818
                                            ----------                ----------
CURRENT ASSETS
   Inventories....................   13        661,783                   735,574
   Receivables....................   14        142,193                   124,221
   Trade receivables..............   15        713,252                   545,527
   Cash and cash equivalents......   16        270,952    1,788,180      213,814    1,619,136
                                            ----------                ----------
TOTAL ASSETS......................                        3,938,713                 3,837,954
                                                         ----------                ----------
EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY..............                          845,792                   875,401
MINORITY INTEREST IN EXCHANGE
COMPANIES(1)......................   24(I)                  802,608                   807,692
MINORITY INTEREST IN
  SUBSIDIARIES(1).................   24(II)                 105,531                   111,289
NON-CURRENT LIABILITIES
   Borrowings.....................   17        358,058                   393,051
   Deferred tax liabilities.......   18        260,964                   262,963
   Effect of currency translation
   on tax base....................   18        138,643                    89,560
   Other liabilities..............   19(I)     144,314                   153,458
   Provisions.....................   20         30,823                    38,080
   Trade payables.................              24,530      957,332       21,547      958,659
                                            ----------                ----------
CURRENT LIABILITIES
   Borrowings.....................   17        448,486                   372,416
   Current tax liabilities........             137,632                    60,150
   Other liabilities..............   19(II)    118,461                   168,087
   Provisions.....................   21         71,090                    60,246
   Trade payables.................             451,781    1,227,450      424,014    1,084,913
                                            -------------------------------------------------
TOTAL LIABILITIES.................                        2,184,782                 2,043,572
                                                         ----------                ----------
TOTAL EQUITY AND LIABILITIES......                        3,938,713                 3,837,954
Contingencies, commitments and
restrictions on the distribution
of profits (Note 23)

--------------------------------------------------------------------------------

(1) Total minority interest is calculated in accordance with IAS 27, based on the participation of the minority shareholders in the combined consolidated subsidiaries during each period and disclosed as follows:

   - Minority interest in Exchange Companies represents the participation of minority shareholders in the Exchange Companies (as defined in Note A (1)).

   - Minority interest in other subsidiaries represents the participation of minority shareholders in combined consolidated subsidiaries (including Confab Industrial S.A., NKKTubes K.K. and Tubos de Acero de Venezuela S.A.) other than the Exchange Companies.

The accompanying notes are an integral part of these combined consolidated interim financial statements.

                                  TENARIS S.A.
                         COMBINED CONSOLIDATED INTERIM
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

----------------------------------------------------------------------
(ALL AMOUNTS IN USD THOUSANDS)                                   TOTAL
----------------------------------------------------------------------
SIX-MONTH PERIOD ENDED JUNE 30, 2002
   Balance at January 1, 2002...............................   875,401
   Currency translation differences.........................   (44,086)
   Change in ownership in Exchange Companies................     1,734
   Dividends paid in cash...................................    (4,414)
   Net income...............................................    17,157
                                                              --------
Balance at June 30, 2002....................................   845,792
                                                              --------
SIX-MONTH PERIOD ENDED JUNE 30, 2001 (UNAUDITED)
   Balance at January 1, 2001...............................   925,358
   Effect of adopting IAS 39................................    (1,007)
   Currency translation differences.........................    (1,492)
   Change in ownership in Exchange Companies................   (19,438)
   Dividends paid in cash...................................    (1,852)
   Net income...............................................    55,062
                                                              --------
Balance at June 30, 2001....................................   956,631
----------------------------------------------------------------------

The accompanying notes are an integral part of these combined consolidated interim financial statements.

                                  TENARIS S.A.
               COMBINED CONSOLIDATED INTERIM CASH FLOW STATEMENT

--------------------------------------------------------------------------------------------
                                                                            SIX-MONTH PERIOD
                                                                              ENDED JUNE 30,
                                                                      ----------------------
(ALL AMOUNTS IN USD THOUSANDS)                                NOTES     2002        2001
--------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period...................................            17,157        55,062
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Depreciation of property, plant and equipment............      8     77,085        68,768
   Amortization of intangible assets........................      9      6,487         4,277
   Equity in losses of associated companies.................     10      5,142        15,653
   Minority interest in net loss (income) of Exchange
      Companies.............................................     24(I)   46,940       44,309
   Minority interest in net loss (income) of subsidiaries...     24(II)   17,204      (2,814)
   Allowance for doubtful accounts..........................      3      3,749         2,827
   Allowance for receivables................................      5(II)    6,415           -
   Provision for legal claims and contingencies and
      restructuring.........................................            12,257        17,090
   Allowance for obsolescence...............................      2      2,032        12,572
   Income tax...............................................      7(I)  101,017       64,234
   Effect of currency translation of tax base...............      7(II)   49,083       2,527
   Interest expenses........................................      6     15,715        15,805
   Interest income..........................................      6    (12,260)       (1,774)
   Decrease (increase) in assets
      Trade receivables.....................................          (171,474)     (245,264)
      Inventories...........................................            71,759        (9,299)
      Other assets..........................................           (22,337)      (22,784)
   Long-term investments....................................               441        (2,228)
   Deferred income tax......................................            (5,695)      (14,990)
   Increase (decrease) in liabilities
      Trade payables and provisions.........................            30,750       154,147
      Other liabilities.....................................           (88,292)       96,137
   Provisions...............................................            (7,483)      (12,865)
                                                                      ----------------------
   Cash provided by operations..............................           155,692       241,390
                                                                      ----------------------
Carried forward.............................................           155,692       241,390
                                                                      ----------------------
Brought forward.............................................           155,692       241,390
                                                                      ----------------------
Income tax paid.............................................           (73,741)      (45,023)
Interest paid...............................................           (12,744)      (19,643)
                                                                      ----------------------
NET CASH PROVIDED BY OPERATIONS.............................            69,207       176,724
                                                                      ----------------------
CASH FLOWS FROM INVESTMENT ACTIVITIES
Additions of property, plant and equipment..................      8    (53,599)     (127,121)
Proceeds from disposition of property, plant and
   equipment................................................      8     24,952        38,496
Additions of intangible assets..............................      9     (8,882)      (13,490)
Acquisitions of investments in associated companies.........     10       (311)            -
Additions of trust fund.....................................           (11,232)            -
                                                                      ----------------------
NET CASH USED IN INVESTMENT ACTIVITIES......................           (49,072)     (102,115)
                                                                      ----------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Minority interest in Exchange Companies.....................           (16,790)        7,187
Minority interest in subsidiaries...........................            (6,101)       (3,550)
Dividends paid in cash......................................            (4,414)       (1,852)
Change in ownership in Exchange Companies...................             1,734       (19,438)
Proceeds from borrowings....................................           209,110       172,780
Repayments of borrowings....................................          (134,170)     (182,348)
                                                                      ----------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.........            49,369       (27,221)
INCREASE IN CASH AND CASH EQUIVALENTS.......................            69,504        47,388
                                                                      ----------------------
MOVEMENT IN CASH AND CASH EQUIVALENTS
At beginning of period......................................     16    213,814        96,890
Effect of exchange rate changes on cash and cash
   equivalents..............................................           (12,366)       (4,035)
Increase....................................................            69,504        47,388
                                                                      ----------------------
At June 30,.................................................     16    270,952       140,243
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these combined consolidated interim financial statements.

                                  TENARIS S.A.
                              ACCOUNTING POLICIES

INDEX TO ACCOUNTING POLICIES

A      Business of the Company and basis of presentation
B      Group accounting
C      Use of estimates
D      Property, plant and equipment
E      Impairment
F      Intangible assets
G      Other investments
H      Inventories
I      Trade receivables
J      Cash and cash equivalents
K      Shareholders' equity
L      Borrowings
M      Deferred income taxes
N      Employee liabilities
O      Provisions
P      Revenue recognition
Q      Financial instruments
R      Summary of significant differences between International
       Accounting Standards (IAS) and Generally Accepted Accounting
       Principles in the United States of America (US GAAP)
S      Summary of significant differences between International
       Accounting Standards (IAS) and Argentine GAAP, Mexican GAAP
       and Italian GAAP

                                  TENARIS S.A.
                              ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these combined consolidated interim financial statements:

A. BUSINESS OF THE COMPANY AND BASIS OF PRESENTATION

(1) BUSINESS OF THE COMPANY

Tenaris S.A. (the "Company"), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies.

As of June 30, 2002, the Company held, through a wholly-owned subsidiary, Invertub S.A. ("Invertub"), investments in Siderca S.A.I.C. ("Siderca") (19.21%), Metalmecanica S.A. ("Metalmecanica") (27.00%), Metalcentro S.A. ("Metalcentro") (52.00%) and other minor investments. All of these investments were previously held, directly or indirectly, by San Faustin N.V. ("San Faustin"), a Netherlands Antilles company, that directly or indirectly holds all the shares of the Company.

On October 18, 2002, Sidertubes S.A. ("Sidertubes"), a wholly-owned subsidiary of San Faustin, contributed all of its assets to the Company in exchange for shares in the Company. The assets of Sidertubes contributed to the Company pursuant to the reorganization include the shares that Sidertubes held directly in Siderca (51.96%), Tubos de Acero de Mexico S.A. ("Tamsa") (6.94%), Dalmine S.p.A. ("Dalmine") (0.22%) and Abeluz S.A., a company that, if the exchange offer is successful, will be renamed Tenaris Global Services S.A. ("Tenaris Global Services") (100%). Siderca holds an additional 43.83% of Tamsa, an additional 47.00% of Dalmine, an additional 73.00% of Metalmecanica and an additional 48.00% of Metalcentro.

The remaining interests in Siderca, Tamsa and Dalmine are held by the public in the form of shares or ADSs. Accordingly, Siderca, Tamsa and Dalmine (the "Exchange Companies") are the subject of a proposed exchange offer by the Company.

Because the Exchange Companies and Tenaris Global Services are under the common control of Sidertubes (and, indirectly, of Sidertubes' ultimate parent, San Faustin), their consolidated financial statements have been retroactively combined with those of the Company and presented as one company ("Tenaris") in these combined consolidated interim financial statements. The financial statements of those companies which are under the common control of the Company, the Exchange Companies or Tenaris Global Services on a combined basis but that are not a consolidated subsidiary of any one of them have also been consolidated within these combined consolidated interim financial statements.

Detailed below are the companies whose consolidated financial statements have been included in these combined consolidated interim financial statements, and the percentage of ownership and voting rights held, directly or indirectly, by San Faustin in these companies at the end of each period indicated.

See note B (6) for the list of companies under the common control of the Exchange Companies, on a combined basis, but which are not consolidated subsidiaries of any of them. Financial statements of those companies have also been combined.

-------------------------------------------------------------------------------------------------
                                                                      PERCENTAGE OF OWNERSHIP AND
                                                                                 VOTING RIGHTS AT
                                                            -------------------------------------
                                                            -------------------------------------
                          COUNTRY OF                        JUNE 30,   DECEMBER 31,    JUNE 30,
       COMPANY           ORGANIZATION     MAIN ACTIVITY       2002         2001          2001
-------------------------------------------------------------------------------------------------
                                                                                      (UNAUDITED)
Tenaris S.A.             Luxembourg     Holding of          100.00%      100.00%        100.00%
                                        investments in
                                        steel pipe
                                        manufacturing and
                                        distributing
                                        companies

Siderca (see note B.2)   Argentina      Manufacturing of     71.17%       71.17%         71.17%
                                        seamless steel
                                        pipes

Tamsa (see note B.3)     Mexico         Manufacturing of     50.77%       50.51%         50.51%
                                        seamless steel
                                        pipes

Dalmine (see note B.4)   Italy          Manufacturing of     47.22%       47.22%         47.22%
                                        seamless steel
                                        pipes

Tenaris Global           Uruguay        Holding of          100.00%      100.00%        100.00%
Services (and                           investments in
predecessors)                           steel pipe
(see note B.5)                          distributing
                                        companies
-------------------------------------------------------------------------------------------------

(2) BASIS OF PRESENTATION OF THE COMBINED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The combined consolidated interim financial statements have been prepared in accordance with International Accounting Standards ("IAS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the Standing Interpretations Committee ("SIC") of the IASB. A summary of significant differences between IAS and generally accepted accounting principles in the United States of America ("US GAAP") is included in Notes R and 28. The combined consolidated interim financial statements are presented in U.S. dollars ("USD").

The combined consolidated interim financial statements combine the financial statements of the Company with the Exchange Companies, Tenaris Global Services, their respective subsidiaries and other companies under common control.

The percentages of ownership and voting rights considered in the preparation of these combined consolidated interim financial statements correspond to those of San Faustin at each period end.

The assets and liabilities of the Exchange Companies have been accounted for at the relevant predecessor's cost, reflecting the carrying amount of such assets and liabilities contributed to the Company. Accordingly, the combined consolidated interim financial statements include the financial statements of the Exchange Companies at historical book values on a carryover basis as though the contribution had taken place on January 1, 1999, and no adjustment has been made to reflect fair values at the time of the contribution.

The financial statements included in these combined consolidated interim financial statements include for the six-month periods ended June 30, 2002 and 2001, the financial statements for the corresponding six-month periods of Siderca, Tamsa, Dalmine, Tenaris Global Services, their respective consolidated subsidiaries and those other companies listed in Note B (6) whose financial statements have been included therein.

Certain reclassifications of balances and elimination of all material intercompany transactions and balances between the Company and the other combined companies and their respective subsidiaries have been made.

Operating results for the six-month ended June 30, 2002 are not necessarily indicative of results that maybe expected for any future periods.

B. GROUP ACCOUNTING

(1) SUBSIDIARY COMPANIES

These combined consolidated interim financial statements combine the financial statements of Tenaris's subsidiary companies. Subsidiary companies are those entities in which San Faustin has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operations.

Dalmine is a subsidiary in which San Faustin does not own more than 50% of the voting rights. This company is consolidated, however, due to the control exercised by San Faustin through the appointment of the majority of the directors and key management.

All intercompany transactions, balances and unrealized results on transactions between San Faustin companies forming part of Tenaris are eliminated, to the extent of San Faustin's interest in those subsidiary companies. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by Tenaris.

(2) SUBSIDIARIES OF SIDERCA

The consolidated financial statements of Siderca include the financial statements of Siderca and its subsidiaries, which are shown below:

-----------------------------------------------------------------------------------------------------
                                                                     % OWNERSHIP AND VOTING RIGHTS AT
                                                                -------------------------------------
                                                                -------------------------------------
                                 COUNTRY OF                     JUNE 30,   DECEMBER 31,    JUNE 30,
           COMPANY              ORGANIZATION   MAIN ACTIVITY      2002         2001          2001
-----------------------------------------------------------------------------------------------------
                                                                                          (UNAUDITED)
NKKTubes K.K.                   Japan          Manufacturing     51.00%          51.00%      51.00%
                                               of seamless
                                               steel pipes

Algoma Tubes Inc.(a)            Canada         Manufacturing     80.00%          80.00%      80.00%
                                               of seamless
                                               steel pipes

Confab Industrial S.A. and      Brazil         Manufacturing     38.99%          38.99%      38.99%
  subsidiaries(b)                              of welded
                                               steel pipes
                                               and capital
                                               goods

Siat S.A.(c)                    Argentina      Manufacturing     70.00%          70.00%      70.00%
                                               of welded
                                               steel pipes

Metalmecanica S.A.(d)           Argentina      Manufacturing     73.00%          73.00%      73.00%
                                               steel products
                                               for oil
                                               extraction

Scrapservice S.A.               Argentina      Processing of     74.84%          74.84%      74.84%
                                               scrap

Texas Pipe Threaders Co.        U.S.A.         Finishing and    100.00%         100.00%     100.00%
                                               marketing of
                                               steel pipes

Siderca International           Denmark        Holding          100.00%         100.00%     100.00%
  A.p.S.(e)                                    company

Techint Investment Netherlands  Netherlands    Holding          100.00%         100.00%     100.00%
B.V.                                           company

Sidtam Limited LLC(f)           U.S.A.         Holding           51.00%          51.00%      51.00%
                                               company
-----------------------------------------------------------------------------------------------------

(a) Tamsa holds the remaining 20.00% of Algoma Tubes Inc.'s ("Algoma") capital stock and voting rights which is also consolidated in these combined consolidated interim financial statements.

(b) The percentage shown in this line corresponds to the participation in capital stock. Siderca owns 99.22% of the voting shares.

(c) Confab Industrial S.A. ("Confab") holds the remaining 30.00% of Siat S.A.'s ("Siat") capital stock and voting rights.

(d) The Company holds the remaining 27.00% of Metalmecanica's capital stock and voting rights.

(e) On January 31, 2002 Siderca International A.p.S. and Siderca Denmark A.p.S. were merged.

(f) Tamsa holds the remaining 49.00% of Sidtam Limited LLC's ("Sidtam") capital stock and voting rights.

(3) SUBSIDIARIES OF TAMSA

The consolidated financial statements of Tamsa include the financial statements of Tamsa and its subsidiaries, which are shown below:

--------------------------------------------------------------------------------------------------
                                                                  % OWNERSHIP AND VOTING RIGHTS AT
                                                             -------------------------------------
                                                             -------------------------------------
                          COUNTRY OF                         JUNE 30,   DECEMBER 31,    JUNE 30,
        COMPANY          ORGANIZATION     MAIN ACTIVITY        2002         2001          2001
--------------------------------------------------------------------------------------------------
                                                                                       (UNAUDITED)
Tamsider S.A. and        Mexico         Promotion and        100.00%         100.00%     100.00%
subsidiaries                            organization of
                                        steel-related
                                        companies

Inmobiliaria Tamsa S.A.  Mexico         Leasing of real      100.00%         100.00%     100.00%
                                        estate

Tubos de Acero de        Venezuela      Manufacturing of      70.00%          70.00%      70.00%
Venezuela S.A. (Tavsa)                  seamless steel
                                        pipes

Corporacion Tamsa S.A.   Mexico         Sale of seamless     100.00%         100.00%     100.00%
                                        steel pipe

Tamtrade S.A.            Mexico         Sale of seamless     100.00%         100.00%     100.00%
                                        steel pipe

Empresas Riga S.A.       Mexico         Manufacturing of     100.00%         100.00%     100.00%
                                        welded fittings
                                        for seamless steel
                                        pipes

Socover S.A.             Mexico         Sale of seamless     100.00%         100.00%     100.00%
                                        steel pipe

Algoma Tubes Inc.(a)     Canada         Manufacturing of      20.00%          20.00%      20.00%
                                        seamless steel
                                        pipes
--------------------------------------------------------------------------------------------------

(a) Siderca holds the remaining 80.00% of AlgomaTubes' capital stock and voting rights.

(4) SUBSIDIARIES OF DALMINE

The consolidated financial statements of Dalmine include the financial statements of Dalmine and its subsidiaries, which are shown below:

-------------------------------------------------------------------------------------------------
                                                                 % OWNERSHIP AND VOTING RIGHTS AT
                                                            -------------------------------------
                                                            -------------------------------------
                          COUNTRY OF                        JUNE 30,   DECEMBER 31,    JUNE 30,
        COMPANY          ORGANIZATION     MAIN ACTIVITY       2002         2001          2001
-------------------------------------------------------------------------------------------------
                                                                                      (UNAUDITED)
Dalmine Energie S.p.A    Italy          Marketing of        100.00%         100.00%     100.00%
                                        electricity and
                                        gas

i-Dalmine S.p.A.         Italy          Network              85.00%          85.00%      85.00%
                                        information and
                                        telematic systems

SO.PAR.FI. Dalmine       Luxembourg     Holding company     100.00%         100.00%     100.00%
Holding S.A.

Dalmine Holding B.V      Netherlands    Holding company     100.00%         100.00%     100.00%

Dalmine France Sarl      France         Marketing of        100.00%         100.00%     100.00%
                                        steel products

Dalmine Benelux B.V      Netherlands    Marketing of        100.00%         100.00%     100.00%
                                        steel products

Quality Tubes Ltd.       United         Marketing of        100.00%         100.00%     100.00%
                         Kingdom        steel products

Eurotube Ltd.            United         Marketing of        100.00%         100.00%     100.00%
                         Kingdom        steel products

Quickflo Services Ltd    United         Marketing of        100.00%         100.00%     100.00%
                         Kingdom        steel products

Dalmine Deutschland      Germany        Marketing of        100.00%          70.00%      70.00%
Gmbh                                    steel products

Tad Chacin S.A.(a)       Venezuela      Marketing of              -               -      80.00%
                                        steel products

Tad Far East Ltd.(a)     Singapore      Marketing of              -               -      55.00%
                                        steel products

Metal Tad Venezuela(b)   Venezuela      Marketing of        100.00%         100.00%     100.00%
                                        steel products

Dalmine Canada Ltd.(b)   Canada         Marketing of        100.00%         100.00%     100.00%
                                        steel products

Tad USA Inc.(b)          U.S.A.         Marketing of        100.00%         100.00%     100.00%
                                        steel products

Tad Metal Iberica        Spain          Marketing of              -               -     100.00%
  S.r.l.(c)                             steel products
-------------------------------------------------------------------------------------------------

(a) Dalmine sold this investment to Tenaris Global services during 2001.

(b) Ceased operations during 2001. In process of liquidation.

(c) Liquidated during 2001.

(5) SUBSIDIARIES OF TENARIS GLOBAL SERVICES

The consolidated financial statements of Tenaris Global Services or its predecessors, which were also subsidiaries of Sidertubes, include the financial statements of Tenaris Global Services and its subsidiaries, which are shown below:

----------------------------------------------------------------------------------------------------
                                                                    % OWNERSHIP AND VOTING RIGHTS AT
                                                               -------------------------------------
                                                               -------------------------------------
                               COUNTRY OF                      JUNE 30,   DECEMBER 31,    JUNE 30,
          COMPANY             ORGANIZATION    MAIN ACTIVITY      2002         2001          2001
----------------------------------------------------------------------------------------------------
                                                                                         (UNAUDITED)
DST Europe Ltd.               United         Marketing of      100.00%         100.00%     100.00%
                              Kingdom        steel products

Tenaris Global Services B.V.  Netherlands    Sales agent of    100.00%         100.00%     100.00%
                                             steel products

Techintrade Ltd.              B.V.I.         Holding company   100.00%         100.00%     100.00%

Siderca Corporation           U.S.A.         Marketing of      100.00%         100.00%     100.00%
                                             steel products

DST Japan K.K.                Japan          Marketing of       99.83%          99.83%      99.83%
                                             steel products

DST Tubulars Inc.             Canada         Marketing of      100.00%         100.00%     100.00%
                                             steel products

Techintrade Norway AS         Norway         Marketing of      100.00%         100.00%     100.00%
                                             steel products

Socominter Trading Inc.       Panama         Marketing of      100.00%         100.00%     100.00%
                                             steel products

Socominter de Bolivia S.R.L.  Bolivia        Marketing of       99.00%          99.00%      99.00%
                                             steel products

Socominter Soc. Com.          Chile          Marketing of       99.00%          99.00%      99.00%
Internacional Ltda.                          steel products

Socominter S.A.               Venezuela      Marketing of      100.00%         100.00%     100.00%
                                             steel products

Siderca Pte. Ltd.             Singapore      Marketing of      100.00%         100.00%     100.00%
                                             steel products

Tubular DST Nigeria Ltd.      Nigeria        Marketing of      100.00%         100.00%     100.00%
                                             steel products

Tad Chacin C.A.(a)            Venezuela      Marketing of      100.00%         100.00%     100.00%
                                             steel products

Socominter Far East           Singapore      Marketing of      100.00%         100.00%     100.00%
(previously Tad Far East                     steel products
Ltd.)(b)
----------------------------------------------------------------------------------------------------

(a) 80% of shares acquired from Dalmine and the remaining 20% acquired from third parties during 2001.

(b) 55% of shares acquired from Dalmine and the remaining 45% acquired from third parties during 2001.

(6) OTHER SUBSIDIARIES

The combined consolidated interim financial statements of Tenaris also include the financial statements of the following companies:

-------------------------------------------------------------------------------------------------
                                                                  % OWNERSHIP AND VOTING RIGHTS A
                                                            -------------------------------------
                                                            -------------------------------------
                          COUNTRY OF                        JUNE 30,   DECEMBER 31,    JUNE 30,
        COMPANY          ORGANIZATION     MAIN ACTIVITY       2002         2001          2001
-------------------------------------------------------------------------------------------------
                                                                                      (UNAUDITED)
Metalcentro S.A.(a)      Argentina      Manufacturing of    100.00%         100.00%     100.00%
                                        pipe-end
                                        protectors and
                                        lateral impact
                                        tubes

Tenaris Connections      Liechtenstein  Ownership and       100.00%         100.00%     100.00%
A.G. and subsidiary(b)                  licensing of
                                        steel technology

Lomond Holdings B.V.     Netherlands    Procurement          75.00%          75.00%      75.00%
and subsidiaries(c)                     services for
                                        industrial
                                        companies

Information Systems and  Netherlands    Software             75.00%          75.00%      75.00%
Technologies B.V. and                   development and
subsidiaries(d)                         maintenance
-------------------------------------------------------------------------------------------------

(a) The Company holds, through Invertub, 52.00% of Metalcentro, and Siderca holds the remaining 48.00%.

(b) Siderca, Tamsa and Dalmine each hold 33.33% of Tenaris Connections A.G.

(c) Siderca, Tamsa and Dalmine each hold 25.00% of Lomond Holdings B.V.

(d) Siderca, Tamsa and Dalmine each hold 25.00% of Information Systems and Technologies B.V.

(7) ASSOCIATED COMPANIES

Investments in associated companies are accounted for by the equity method of accounting. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control (see Note B (1)). Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris's interest in the associated companies.

Tenaris's investments in shares of Consorcio Siderurgia Amazonia Ltd. ("Amazonia") (14.11% during 2002 and 2001), and Siderar S.A.I.C. (10.71% until November 27, 2001) were also accounted for under the equity method as a result of San Faustin having additional ownership that represented a significant influence.

Management periodically evaluates the carrying value of its investments in associated companies for impairment. The carrying value of these investments is considered impaired when an other than temporary decrease in the value of the investments has occurred.

See note 10 for the list of principal associated companies.

(8) TRANSLATION OF FINANCIAL STATEMENTS IN CURRENCIES OTHER THAN THE U.S. DOLLAR; MEASUREMENT CURRENCIES

SIC-19 states that the measurement currency should provide information about the enterprise that is useful and reflects the economic substance of the underlying events and circumstances relevant to the enterprise.

The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that better reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currencies of the main companies combined in these financial statements are the respective local currencies. In the case of Siderca, however, the measurement currency is the U.S. dollar, because:

-sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;

-purchases are financed in U.S. dollars generated by financing or operating activities;

-most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

Income statements of subsidiary companies stated in currencies other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rates for the period, while balance sheets are translated at the exchange rates at period end. Translation differences are recognized in shareholders' equity. Upon sale or other disposition of any such subsidiary, any accumulated translation differences are recognized in the income statement as part of the gain or loss on sale.

In the case of Tamsa, which reported in the currency of a hyperinflationary economy until December 31, 1998, the financial statements up to that date were restated in constant local currency and translated into U.S. dollars at the period-end exchange rate in accordance with IAS 29.

(9) TRANSACTIONS IN CURRENCIES OTHER THAN THE MEASUREMENT CURRENCY

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

C. USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

D. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognized at historical acquisition or construction cost. Land and buildings comprise mainly factories and offices and are shown at historical cost less depreciation.

Major overhaul and rebuilding expenditure that improves the condition of an asset beyond its original condition is capitalized as property, plant and equipment and depreciated over the useful life of the related assets.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Maintenance expenses are incurred to maintain the production capacity of the industrial facilities, and are accrued over the course of each year.

Interest relating to the financing of construction in progress is capitalized based upon total interest expense incurred in connection with such construction in progress during the period of time that is required to complete and prepare the asset for its intended use.

Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual values over its estimated useful life as follows:

-----------------------------------------------------------------------------
Land........................................................  No Depreciation
Buildings and improvements..................................  30-50 years
Plant and production equipment..............................  10-20 years
Vehicles, furniture and fixtures and other equipment........  4-10 years
-----------------------------------------------------------------------------

Restricted tangible assets in Dalmine with a net book value of USD4.2 million and USD3.8 million at June 30, 2002 and December 31, 2001, respectively, are assets that will be returned to the Italian government authorities upon expiration of the underlying contract. These assets are depreciated over the shorter of their estimated useful economic lives and the period of contract.

In all cases where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. However, management considers that there has been no impairment in the carrying value of property, plant and equipment.

E. IMPAIRMENT

Circumstances affecting the recoverability of tangible and intangible assets may change. If this happens, the recoverable amount of the relevant assets are estimated. The recoverable amount is determined as the higher of the asset's net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

F. INTANGIBLE ASSETS

(1) GOODWILL

Goodwill represents the difference between the acquisition cost and the fair value of Tenaris's share of the acquired company's net assets at the acquisition date. Goodwill is amortized using the straight-line method over its estimated useful life, not exceeding 20 years.

Goodwill and fair value adjustments arising in connection with acquisitions of a foreign entity are treated as local currency assets and liabilities of the acquiring entity.

(2) COMPUTER SOFTWARE DEVELOPMENT COSTS

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to development, acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Computer software development costs recognized as assets is amortized using the straight-line method over their useful lives, not exceeding a period of 3 years.

(3) RESEARCH AND DEVELOPMENT

Research expenditures are recognized as expenses as incurred. In accordance with IAS 38, development costs during the six-month periods ended on June 30, 2002 and 2001, were charged to income as incurred because they did not fulfill the criteria for capitalization.

(4) OTHER INTANGIBLE ASSETS

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years.

G. OTHER INVESTMENTS

On January 1, 2001, Tenaris adopted IAS 39--Financial Instruments: Recognition and Measurement. The impact of adopting the standard on shareholders' equity is quantified in Note 22.

Under IAS 39, Tenaris classifies its other investments into the following categories: held-to-maturity, trading, or available-for-sale, depending on the purpose for acquiring the investments. All the investments of Tenaris, as explained in Financial risk management section, are currently classified as available-for-sale in non-current assets, because they do not meet the criteria established by IAS 39 for classification as held for trading.

In order to mitigate any potential impact of Argentine regulations restricting payments outside of Argentina, Siderca and Siat (two subsidiary companies organized in that country) have placed financial resources within a trust fund outside Argentina. The fund mainly comprises time deposits and commercial paper. No liabilities or debts have been offset within the trust fund. The trust agreement expires on December 31, 2004.

Investments in companies for which fair values cannot be measured reliably are reported at cost less impairment.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment. Costs include transaction costs.

Subsequent to their acquisition, available-for-sale investments are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise.

H. INVENTORIES

Inventories are stated at the lower of cost and net realizable value (calculated principally using the average cost method). The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

An allowance for obsolescence or slow-moving inventory is made based on the management's analysis of inventory levels and future sales forecasts.

Goods in transit at period are valued at supplier invoice cost.

I. TRADE RECEIVABLES

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables.

The allowance for doubtful accounts is recognized when, based on current information and events, it is probable that the company will be unable to collect all amounts due according to the terms of the agreement.

Tenaris specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

J. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at cost. Highly liquid short-term securities are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

K. SHAREHOLDERS' EQUITY

(1) BASIS OF COMBINATION

The combined consolidated interim statement of changes in shareholders' equity was prepared based on the following:

- Currency translation differences due to the translation of the financial statements in currencies of the combined consolidated interim companies are shown in a separate line;

- Changes in ownership in Exchange Companies comprises the net increase or decrease in the percentage of ownership that San Faustin owns in these companies;

- Dividends paid include the dividends paid by Siderca, Tamsa, Dalmine or Tenaris Global Services to Sidertubes or San Faustin, as if they had been paid by Tenaris to Sidertubes.

(2) COMBINED EARNINGS PER SHARE

Upon its incorporation in December 2001, the Company issued 30,107 shares. On October 18, 2002, Sidertubes contributed all of its assets (including 30,010 shares of the Company) and liabilities to the Company, in exchange for 710,747,090 shares of the Company. The 30,010 shares contributed by Sidertubes to the Company were cancelled and, accordingly, upon consummation of this contribution the Company has a total of 710,747,187 shares issued and outstanding.

Tenaris's combined earnings per share for each of the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented.

L. BORROWINGS

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

M. DEFERRED INCOME TAXES

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws existing in the countries in which Tenaris operates.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on property, plant and equipment, inventories valuation, provisions for pensions, tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Deferred income tax provisions are determined based on tax rates in effect at the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those temporary differences recognized as deferred tax assets against such income.

N. EMPLOYEE LIABILITIES

(1) EMPLOYEES' STATUTORY PROFIT SHARING

Under Mexican law, Tenaris's Mexican subsidiary companies are required to pay an annual benefit to their employees, which is calculated on the basis of the performance of each company. Employees' statutory profit sharing is provided under the liability method. Temporary differences arise between the "statutory" bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

(2) EMPLOYEES' SEVERANCE INDEMNITY

This provision comprises the liability accrued on behalf of Dalmine and Tamsa employees at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees' severance indemnity costs are assessed using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates.

(3) PENSION OBLIGATIONS

Siderca implemented an unfunded defined benefit employee retirement plan for Siderca's and certain other officers throughout the world on August 1, 1995. The plan is designed to provide retirement, termination and death and disability benefits to those officers.

Siderca is accumulating assets for the ultimate payment of benefits by means of a universal life insurance policy. The net amount of related assets maintained by an insurance company in the name of Siderca aggregated USD8,811 thousand and USD9,095 thousand at June 30, 2002 and December 31, 2001 respectively. These net assets do not represent a separate legal plan entity as they are not separated in a trust nor legally restricted as to their use by Siderca.

Pension costs are assessed using the projected unit credit method: the cost of providing pension benefits is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. Actuarial gains and losses are recognised over the average remaining service lives of employees.

The prior service cost at the inception of the plan has been amortized based on the projected years to retirement for each of the initial employees, as from August 1, 1995. Siderca amortizes the prior service cost of each new participant over the remaining vesting period, as from the date they are included in the plan.

On December 31, 2001, Siderca revised its assumptions regarding discount rate and rate of compensation increase. This revision generated an actuarial gain.

Benefits provided by the plan are in U.S. Dollars, but depend on a three-year salary average, in the currency of the country where the relevant company are established. Due to this, Tenaris estimated that future salaries in Siderca (denominated in Argentine Pesos) would drop in U.S. Dollars terms to a half from the levels of December 2001. This resulted in a present value reduction of the certain benefit obligations as of December 2001.

(4) OTHER COMPENSATION OBLIGATIONS

Employee entitlements to annual leave and long-service leave is accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

O. PROVISIONS

Provisions are accrued when there is reasonable certainty that the expenses will be incurred but uncertainty relating to the amount or the date on which they will arise. Accruals for such liabilities reflect a reasonable estimate of the expenses to be incurred based on information available as of the date of preparation of the financial statements. If Tenaris expects a provision to be reimbursed (for example under an insurance contract), and the reimbursement is virtually certain, the reimbursement is recognized as an asset.

Tenaris has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labors and other matters. Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated. Accruals are based on development to date, Tenaris's estimates of outcomes of this matters and Tenaris's lawyers experiences in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on Tenaris's future results of operations and financial conditions or liquidity.

(1) LEGAL CLAIMS AND CONTINGENCIES

From time to time, Tenaris is involved in litigation arising in the ordinary course of business. This provision covers reasonably the risk of legal claims and other contingencies.

(2) RESTRUCTURING

Restructuring provisions mainly comprise employee termination benefits which are recognized only when Tenaris has a constructive obligation to effect a restructuring plan, generally occurs when an agreement has been reached with employee representatives on the terms of redundancy and the number of employees affected or after individual employees have been advised of the specific terms.

P. REVENUE RECOGNITION

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery has occurred, which may include delivery to the customer storage warehouse location at one of the Company's subsidiaries; and collectibility is reasonably assured.

Other revenues earned by Tenaris are recognized on the following bases:

-Interest income: on an effective yield basis.

-Dividend income from investments in companies under cost method: when Tenaris' right to receive collection is established.

Q. FINANCIAL INSTRUMENTS

Tenaris adopted IAS 39--Financial Instruments: Recognition and Measurement, on January 1, 2001. The financial effects of adopting IAS 39 are explained in Note 22.

Information about accounting for derivative financial instruments and hedging activities is included within the section "Financial risk management" below.

R. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS
   (IAS) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (US GAAP)

The accompanying combined consolidated interim financial statements have been prepared in accordance with IAS, which differ in certain important respects from US GAAP. The significant differences at June 30, 2002 and December 31, 2001 and for the six-month periods ended June 30, 2002 and 2001 are reflected in the reconciliation provided in Note 28 and principally relate to the items discussed in the following paragraphs:

(A) PURCHASE ACCOUNTING DIFFERENCE AFFECTING THE ACQUISITION OF TAVSA AND AMAZONIA--NET OF ACCUMULATED AMORTIZATION

Tamsa directly or indirectly acquired interests in Tavsa and Amazonia. As part of this investment, Tamsa and its partners developed a business plan which contemplated workforce reductions. As a result of Tamsa's plans to reduce the workforce, the liabilities associated with the reductions were accrued by Tavsa and Amazonia as of the date of the acquisition, which resulted in additional goodwill under IAS.

Under US GAAP, accrual of workforce reductions costs is required when certain conditions are met.

A restructuring plan must be (i) approved by an appropriate level of management;
(ii) the benefit arrangement must be sufficiently communicated to employees so that they can determine their benefits; (iii) the plan must specifically identify the number of employees, their classification and location; and (iv) it is unlikely that significant changes to the plan will occur. In general, the plan must be finalized within one year.

(B) DEFERRED INCOME TAX

Under IAS, deferred tax is recognized as the excess of the carrying amount of assets and liabilities determined using the historical rate of exchange over the tax base determined using the balance sheet date exchange rate.

Under US GAAP, no deferred tax is recognized for differences related to assets and liabilities that are remeasured from local currency into the functional currency resulting from changes in exchange rates or indexing for tax purposes.

(C) EQUITY IN INVESTMENTS IN ASSOCIATED COMPANIES

The significant differences that give rise to US GAAP adjustments on equity in associated companies are related to the provision for restructuring costs net of its tax effect.

(D) UNRECOGNIZED PRIOR SERVICE COSTS

Under IAS past service costs related to pension benefits are recognized over the remaining vesting period. Where benefits have already vested, past service costs are recognized immediately.

Under US GAAP, past service costs are recognized over the remaining service lives of active employees.

(E) ACCOUNTING CHANGES

As discussed in Note 22, at the beginning of the fiscal year ended December 31, 2001, the Company adopted IAS 39. The impact of the adoption corresponds to the remeasurement to fair value of derivatives related to non-qualifying hedges and it was accounted for in a separate line in the combined consolidated interim statement of changes in shareholders' equity.

Under US GAAP the company adopted SFAS No. 133 and its corresponding amendments under SFAS No. 137 and 138 on January 1, 2001. The cumulative effect adjustment was recognized in net income.

(F) CONSOLIDATION OF NON-MAJORITY-OWNED SUBSIDIARIES

Under IAS, companies in which San Faustin did not own more than 50% of the voting rights but had the necessary power as to exercise control by other means (such as appointing the majority in the board of directors and key management) are consolidated.

Under US GAAP, only majority-owned subsidiaries (companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest) are consolidated. Accordingly, condensed balance sheet, income statement and cash flow are presented in Note 28, without consolidating Dalmine as of June 30, 2002 and December 31, 2001 and for the six-month periods ended June 30, 2002 and 2001.

(G) AVAILABLE-FOR-SALE FINANCIAL ASSETS' CHANGES IN FAIR VALUE

As of June 30, 2002, the Company has certain investments in trust funds, Under IAS, the Company is carrying these investments at market value with unrealised gains and losses, if any, included in the statement of income.

Under US GAAP, the Company has classified these investments as available-for-sale and is carrying these investments at market value with material unrealised gains losses, if any, included in stockholder's equity in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 115
also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortised cost basis is other than temporary. In such event, accumulated unrealised losses included in Other Comprehensive Income shall be reclassified into the Statement of Income.

Specific identification was used to determine cost in computing realised gain or loss. The Company's investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding securities at the time of purchase and reevaluates such designation as of each balance sheet date.

(H) GOODWILL

Under IAS, purchased goodwill is capitalized as an intangibles asset, with a rebuttable presumption that its useful life does not exceed 20 years.

An impairment review of goodwill is required wherever events or changes in circumstances indicate that the carrying amount may not be recoverable and annually if estimated useful life exceeds 20 years.

Under US GAAP, an investment recorded under the purchase method of accounting requires an estimation of the fair values of the underlying, separately identifiable assets and liabilities. Any excess of the cost of the investment over the fair value of acquired net assets is treated as goodwill.

As a result of the adoption of SFAS No. 142, the Company tested the goodwill for impairment. The steps taken are fully explained on Note 29 (e) the impairment losses are presented as a cumulative effect of a change in an accounting principle in the quantitative reconciliation in Note 28.

S. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS
   (IAS) AND ARGENTINE GAAP, MEXICAN GAAP AND ITALIAN GAAP.

Siderca, Tamsa and Dalmine issue their financial statements in Argentine, Mexican and Italian GAAP, respectively. Those standards differ in certain important respects from IAS and principally relate to the items discussed in the following paragraphs:

(A) ARGENTINA

- Under Argentine GAAP, inventory is valued at replacement cost, while under IAS it is valued at the lower of cost or net realizable value.

- Under Argentine GAAP, the net effect on the translation of financial statements of foreign companies is charged to income, while IAS requires currency translation differences to be included as a separate component of shareholders' equity.

- Under Argentine GAAP, application of deferred tax accounting is optional, while under IAS it is mandatory.

- Under Argentine GAAP, organizational and pre-operating costs may be deferred and amortized over the estimated period of benefit. Under IAS, such costs are charged to income.

- Under Argentine GAAP, financial statements must be prepared in constant units of currency, fully recognizing the effects of inflation until August 31, 1995, when it was discontinued, and from January 1, 2002, when it was resumed, even though Argentina's economy is not considered hyper-inflationary. Under IAS, financial statements of companies included in non hyper inflationary economies should not be restated for general price-level changes.

- At year end and through January 10, 2002, there was no exchangeability between the Argentine peso and foreign currencies. On January 11, 2002, when the exchange market first opened, the exchange rate was ARP 1.6 to USD1 (average rate). Under Argentine GAAP, Siderca accounted for its foreign currency assets and liabilities at December 31, 2001, at an exchange rate of ARP 1 to USD1 or its equivalent for other currencies. Under IAS, when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used as of the balance sheet date. Accordingly, Siderca accounted for its foreign currency assets and liabilities at an exchange rate of ARP 1 to USD1.6 (average rate).

- Under Argentine GAAP, there are no specific regulations regarding employee pension costs. Siderca elected to account for pension costs using the guidance in US GAAP (SFAS No. 87). The differences between US GAAP and IAS are explained in Note R.

(B) MEXICO

- Under Mexican GAAP, deferred statutory profit sharing is recognized on a timing difference basis and only when there is a reasonable certainty that a receivable or payable will be generated in the foreseeable future. Under IAS, the application of deferred statutory profit sharing is mandatory.

- According to IAS 29, restatement of financial statements becomes necessary when hyperinflation is deemed to arise. Under Mexican GAAP, restatement for inflation is mandatory, irrespective of the inflation rate.

(C) ITALY

- Under Italian GAAP, no guidance exists for employee benefits, except for employees' severance indemnity that is accrued as if all employees left at the year-end date. Under IAS, the projected unit credit method must be used in the valuation of pension benefits, as established by IAS 19.

- Under Italian GAAP, no current guidance exists on derivative and hedging accounting, while IAS requires IAS 39 to be followed.

                           FINANCIAL RISK MANAGEMENT

1. FINANCIAL RISK FACTORS

Tenaris's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The overall risk management program of the companies forming part of Tenaris focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Tenaris's financial performance, using derivative financial instruments, such as foreign exchange contracts and interest rate swaps, to hedge certain exposures.

Risk management is carried out by treasury departments in Tenaris's subsidiaries and associated companies. The treasury departments identify, evaluate and hedge financial risks in close cooperation with the operating units.

(I) FOREIGN EXCHANGE RATE RISK

Tenaris operates internationally and is exposed to foreign exchange rate risk arising from various currency exposures. The companies forming part of Tenaris use forward contracts to hedge their exposure to exchange rate risk.

Management at the companies forming part of Tenaris decides, case by case and based on actual sales and purchases orders, the mechanism to be used in order to hedge primarily to U.S. dollars.

Tenaris has a number of investments in subsidiaries whose financial statements are stated in currencies other than the U.S. dollar. The net assets of those subsidiaries are exposed to foreign exchange rate risk. Generally, management sets a policy to hedge to U.S. dollars the net current receivables and liabilities of those subsidiaries.

(II) INTEREST RATE RISK

Tenaris's income and operating cash flows are substantially independent from changes in market interest rates. The companies forming part of Tenaris generally borrow at variable rates and, in some cases (such as in the case of Dalmine) use interest rate swaps for long term debts as a hedge of future interest payments, converting borrowings from floating rates to fixed rates.

(III) CONCENTRATION OF CREDIT RISK

Tenaris has no significant concentrations of credit risk. No single customer accounts for more than ten percent of Tenaris's sales.

The companies forming part of Tenaris have policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or using credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary, and maintains allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

(IV) LIQUIDITY RISK

Prudent liquidity risk management recommends maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Tenaris aims at maintaining flexibility in funding by keeping committed credit lines available and a trust fund as explained in note G.

2. ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently marked to market unless they qualify for hedge account. Tenaris does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

The fair values of derivative instruments are disclosed in Note 22.

3. FAIR VALUE ESTIMATION

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year to approximate their fair values.

The fair value of investments classified as non-current available for sale investments (such as the trust fund outside Argentina) is based on quoted market price.

In assessing the fair value of non-traded derivatives and other financial instruments, Tenaris uses a variety of methods, such as option pricing models and estimated discounted value of future cash flows, and makes assumptions that are based on market conditions existing at each balance sheet date.

The fair value of the forward contracts is estimated based on forward exchange market rates at period end.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

The fair value of option contracts are estimated based on appropriate valuation models, such as Black-Scholes and other methods.

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to Tenaris for similar financial instruments.

                   NOTES TO THE COMBINED CONSOLIDATED INTERIM
                              FINANCIAL STATEMENTS

INDEX TO THE NOTES TO THE COMBINED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1      Segment information
2      Cost of sales
3      Selling, general and administrative expenses
4      Labor costs
5      Other operating items
6      Financial income (expenses), net
7      Tax charge
8      Property, plant and equipment, net
9      Intangible assets, net
10     Investments in associated companies
11     Other investments
12     Receivables--Non-current
13     Inventories
14     Receivables--Current
15     Trade receivables
16     Cash and cash equivalents
17     Borrowings
18     Deferred income taxes
19     Other liabilities
20     Non-current provisions
21     Current provisions
22     Financial instruments
23     Contingencies, commitments and restrictions on the
       distribution of profits
24     Minority interests
25     Acquisitions
26     Related party transactions
27     Post balance sheet events
28     Reconciliation of net income and shareholders' equity to US
       GAAP
29     Other significant US GAAP disclosure requirements
30     Impact of new US GAAP accounting standards not yet adopted

                                  TENARIS S.A.
                   NOTES TO THE COMBINED CONSOLIDATED INTERIM
                              FINANCIAL STATEMENTS
 (IN THE NOTES ALL AMOUNTS ARE SHOWN IN USD THOUSANDS, UNLESS OTHERWISE STATED)

1. SEGMENT INFORMATION

PRIMARY REPORTING FORMAT--BUSINESS SEGMENTS

----------------------------------------------------------------------------------------------
                                                          WELDED
                                            SEAMLESS    AND OTHER    UNALLOCATED      TOTAL
----------------------------------------------------------------------------------------------
SIX-MONTH PERIOD ENDED JUNE 30, 2002
   Net sales.............................   1,081,308      488,224             -     1,569,532
   Cost of sales.........................    (688,900)    (365,941)            -    (1,054,841)
                                           ---------------------------------------------------
   Gross profit..........................     392,408      122,283             -       514,691
   Capital expenditure...................      46,945       15,536             -        62,481
   Depreciation and amortization.........      76,345        7,227             -        83,572
AT JUNE 30, 2002
   Segment assets........................   1,683,972    2,055,644       199,097     3,938,713
   Segment liabilities...................   1,471,814      313,361       399,607     2,184,782
SIX-MONTH PERIOD ENDED JUNE 30, 2001
(UNAUDITED)
   Net sales.............................   1,243,096      282,515             -     1,525,611
   Cost of sales.........................    (849,885)    (201,997)            -    (1,051,882)
                                           ---------------------------------------------------
   Gross profit..........................     393,211       80,518             -       473,729
   Capital expenditure...................     130,186       10,425             -       140,611
   Depreciation and amortization.........      66,872        6,173             -        73,045
AT DECEMBER 31, 2001
   Segment assets........................   2,646,378      999,061       192,515     3,837,954
   Segment liabilities...................   1,356,849      334,200       352,523     2,043,572
----------------------------------------------------------------------------------------------

Tenaris's main business segment is the manufacture of seamless pipes. "Welded and other" mainly comprises the manufacture of welded pipes and other less significant segments, neither of which is of a sufficient size to be reported separately.

Intersegment net sales from "Welded and other" to "Seamless" amounted to USD39,687 and USD37,404 in June 30, 2002 and 2001, respectively.

SECONDARY REPORTING FORMAT--GEOGRAPHICAL SEGMENTS

---------------------------------------------------------------------------------------------------------------
                         SOUTH                     NORTH      MIDDLE EAST
                        AMERICA       EUROPE      AMERICA     AND AFRICA    FAR EAST   UNALLOCATED     TOTAL
---------------------------------------------------------------------------------------------------------------
SIX-MONTH PERIOD
ENDED JUNE 30, 2002
Net sales............     448,352      403,798      269,565       245,597    202,220             -    1,569,532
Capital expenditure..      27,354       21,286       13,071             -        770             -       62,481
Depreciation and
amortization.........      37,049       24,593       20,367             -      1,563             -       83,572
AT JUNE 30, 2002
Segment assets.......     698,228    1,967,878      840,102        35,514    197,894       199,097    3,938,713
Trade receivables....     245,869      181,443      206,863        32,499     46,578             -      713,252
Property, plant and
equipment............     577,013      430,488      836,487            27     50,708             -    1,894,723
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                         SOUTH                     NORTH      MIDDLE EAST
(UNAUDITED)             AMERICA       EUROPE      AMERICA     AND AFRICA    FAR EAST   UNALLOCATED     TOTAL
---------------------------------------------------------------------------------------------------------------
SIX-MONTH PERIOD
ENDED JUNE 30, 2001
Net sales............     479,585      346,339      309,101       182,496    208,090             -    1,525,611
Capital expenditure..      46,380       18,751       72,985             -      2,495             -      140,611
Depreciation and
amortization.........      33,906       19,221       17,919             -      1,999             -       73,045
AT DECEMBER 31, 2001
Segment assets.......   1,230,766      742,982    1,365,007        97,630    209,054       192,515    3,837,954
Trade receivables....     169,006      118,772      104,370        86,965     66,414             -      545,527
Property, plant and
equipment............     607,458      397,665      911,310            13     54,872             -    1,971,318
---------------------------------------------------------------------------------------------------------------

Allocation of net sales is based on the customers' location. Allocation of assets and capital expenditure are based on the assets' location.

Although Tenaris's business is managed on a worldwide basis, the companies forming part of Tenaris operate in five main geographical areas, as shown above.

2. COST OF SALES

-------------------------------------------------------------------------------------
                                                                     SIX-MONTH PERIOD
                                                                       ENDED JUNE 30,
                                                              -----------------------
                                                                 2002         2001
-------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
Raw materials and consumables used and change in
  inventories...............................................     751,326      743,679
Services and fees...........................................      69,104       85,648
Labor cost..................................................     108,177      117,152
Depreciation of property, plant and equipment...............      72,900       67,783
Amortization of intangible assets...........................         745          420
Maintenance expenses........................................      13,936       14,550
Provisions for contingencies................................      10,163        2,318
Allowance for obsolescence..................................       2,032       12,572
Taxes.......................................................       1,648        1,245
Others......................................................      24,810        6,515
                                                              -----------------------
                                                               1,054,841    1,051,882
-------------------------------------------------------------------------------------

3. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

------------------------------------------------------------------------------------
                                                                    SIX-MONTH PERIOD
                                                                      ENDED JUNE 30,
                                                              ----------------------
                                                                2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Services and fees...........................................    36,981        57,792
Labor cost..................................................    60,822        66,913
Depreciation of property, plant and equipment...............     4,185           985
Amortization of intangible assets...........................     5,742         3,857
Commissions, freights and other selling expenses............    96,967        72,741
Provisions for contingencies................................     2,094         9,188
Allowance for doubtful accounts.............................     3,749         2,827
Taxes.......................................................     4,368         5,074
Others......................................................    11,171        17,962
                                                              ----------------------
                                                               226,079       237,339
------------------------------------------------------------------------------------

4. LABOR COST (INCLUDED IN COST OF SALES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES)

------------------------------------------------------------------------------------
                                                                    SIX-MONTH PERIOD
                                                                      ENDED JUNE 30,
                                                              ----------------------
                                                                2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Wages, salaries and social security costs...................   168,999       184,065
Employees' severance indemnity (Note 19. (a))...............     7,133         6,644
Pension benefits- defined benefit plans (Note 19. (b))......        79         1,031
                                                              ----------------------
                                                               176,211       191,740
------------------------------------------------------------------------------------

The number of employees was 14,053 at June 30, 2002 and 14,267 at June 30, 2001.

5. OTHER OPERATING ITEMS

------------------------------------------------------------------------------
                                                              SIX-MONTH PERIOD
                                                               ENDED JUNE 30,
                                                              ----------------
                                                               2002      2001
------------------------------------------------------------------------------
                                                                   (UNAUDITED)
(I) OTHER OPERATING INCOME
Net rents from investment property..........................        -      413
Reimbursement from insurance companies and other third
  parties...................................................       13        -
Miscellaneous...............................................      464      400
                                                              ----------------
                                                                  477      813
                                                              ----------------
(II) OTHER OPERATING EXPENSES
Allowance for receivables...................................    6,415        -
Contributions to welfare projects and non-profits
  organizations.............................................    2,069        -
Allowance for legal claims and contingencies................        -    5,584
Miscellaneous...............................................    2,559      169
                                                              ----------------
                                                               11,043    5,753
------------------------------------------------------------------------------

6. FINANCIAL INCOME (EXPENSES), NET

---------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD
                                                                ENDED JUNE 30,
                                                              -------------------
                                                                2002       2001
---------------------------------------------------------------------------------
                                                                  (UNAUDITED)
Interest expense............................................   (15,715)   (15,805)
Interest income.............................................    12,260      1,774
Net foreign exchange transaction gains/(losses).............   (34,977)   (40,003)
Others......................................................    (3,071)     1,555
                                                              -------------------
                                                               (41,503)   (52,479)
---------------------------------------------------------------------------------

7. TAX CHARGE

--------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD
                                                                ENDED JUNE 30,
                                                              ------------------
                                                                2002      2001
--------------------------------------------------------------------------------
                                                                 (UNAUDITED)
(I) INCOME TAX
Current tax.................................................    95,363    58,800
Deferred tax (Note 18)......................................     5,654     5,434
Effect of currency translation on tax base..................    49,083     2,527
                                                              ------------------
                                                               150,100    66,761
--------------------------------------------------------------------------------

The tax on Tenaris's income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

---------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD
                                                                ENDED JUNE 30,
                                                              -------------------
                                                                2002       2001
---------------------------------------------------------------------------------
                                                                  (UNAUDITED)
Income before tax...........................................   231,401    163,318
                                                              -------------------
Tax calculated at the tax rate in each country..............    76,723     66,832
Non taxable income..........................................   (80,090)   (16,812)
Non deductible expenses.....................................   139,312     11,554
Effect of currency translation on tax base..................    49,083      2,527
Other differences...........................................   (32,525)    13,141
Utilization of previously unrecognized tax losses...........    (2,403)   (10,481)
                                                              -------------------
Tax charge                                                     150,100     66,761
                                                              -------------------
(II) EFFECT OF CURRENCY TRANSLATION ON TAX BASIS............    49,083      2,527
---------------------------------------------------------------------------------

As shown in Note 7(i), Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax basis of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized an increased deferred income tax charge due to the effect of the devaluation of the Argentine peso on the tax bases of the non-monetary assets of its Argentine subsidiaries. These charges were mandated by IAS even though the reduced tax bases of the relevant assets will only result in reduced amortization deductions for tax purposes in future periods throughout the useful life of those assets and, consequently, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that was due and payable in any of the relevant periods. Under US GAAP, Tenaris was not required to recognize, in the relevant periods, any such increased deferred income tax charge due to the devaluation of the Argentine peso, because, by application of SFAS 109, no deferred income tax is recognized for differences related to assets and liabilities remeasured from local currency into functional currency as a result of changes in exchange rates or indexing for tax purposes.

8. PROPERTY, PLANT AND EQUIPMENT, NET

-----------------------------------------------------------------------------------------------------
                                                      VEHICLES,
                             LAND,       PLANT AND    FURNITURE              SPARE PARTS
                          BUILDING AND   PRODUCTION      AND      WORK IN        AND
                          IMPROVEMENTS   EQUIPMENT    FIXTURES    PROGRESS    EQUIPMENT     TOTAL(A)
-----------------------------------------------------------------------------------------------------
SIX-MONTH PERIOD ENDED
JUNE 30, 2002
Opening net book
  amount................      237,057     1,562,683      13,068    156,378         2,132    1,971,318
Translation
  differences...........      (11,885)      (20,793)        104      4,361            56      (28,157)
Additions...............          284         3,315       1,861     43,879         4,260       53,599
Disposals...............       (6,718)      (15,848)       (909)      (309)       (1,168)     (24,952)
Transfers...............          953         1,322         284       (790)       (1,769)           -
Depreciation charge.....       (2,603)      (52,614)     (2,317)   (18,974)         (577)     (77,085)
                          ---------------------------------------------------------------------------
AT JUNE 30, 2002........      217,088     1,478,065      12,091    184,545         2,934    1,894,723
-----------------------------------------------------------------------------------------------------

(a) Includes a net amount of USD4.5 million of finance leases of Dalmine.

Property, plant and equipment include interest capitalized for USD14,445 and USD12,039; for the six-month period ended June 30, 2002 and for the year ended December 31, 2001, respectively.

Cost value and accumulated depreciation are as follows:

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Cost........................................................    5,317,012         5,306,901
Accumulated depreciation....................................   (3,422,289)       (3,335,583)
                                                              -----------------------------
Net book value..............................................    1,894,723         1,971,318
-------------------------------------------------------------------------------------------

9. INTANGIBLE ASSETS, NET

-------------------------------------------------------------------------------------------------
                                                  INFORMATION
                                    INFORMATION     SYSTEM
                                      SYSTEM      PROJECTS IN   LICENSES AND
                                     PROJECTS      PROGRESS       PATENTS      GOODWILL    TOTAL
-------------------------------------------------------------------------------------------------
SIX-MONTH PERIOD ENDED JUNE 30,
2002
Opening net book amount...........        2,458         7,482         35,452      2,239    47,631
Translation differences...........         (301)         (159)         1,603     (1,469)     (326)
Additions.........................          451         5,871          2,560          -     8,882
Transfers.........................        3,161        (3,676)           515          -         -
Amortization charge...............       (1,913)            -         (4,118)      (456)   (6,487)
                                    -------------------------------------------------------------
AT JUNE 30, 2002..................        3,856         9,518         36,012        314    49,700
-------------------------------------------------------------------------------------------------

Cost value and accumulated depreciation are as follows:

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Cost........................................................       79,075            70,518
Accumulated depreciation....................................      (29,375)          (22,887)
                                                              -----------------------------
Net book value..............................................       49,700            47,631
-------------------------------------------------------------------------------------------

10. INVESTMENTS IN ASSOCIATED COMPANIES

-------------------------------------------------------------------------------------------
                                                                SIX-MONTH PERIOD ENDED AT
                                                              -----------------------------
                                                               JUNE 30,      DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
At the beginning of the period..............................       27,983           122,006
Translation differences.....................................       (2,648)           (5,634)
Equity in losses of associated companies....................       (5,142)          (25,643)
Acquisitions................................................          311                 -
Sales.......................................................            -            (2,054)
Other movements(A)..........................................            -           (60,692)
                                                              -----------------------------
AT THE END OF THE PERIOD....................................       20,504            27,983
-------------------------------------------------------------------------------------------

(a) Corresponds to the dividend in kind with Siderar shares distributed by Siderca.

The principal associated companies are:

-------------------------------------------------------------------------
                                         PERCENTAGE OF OWNERSHIP AND
                                              VOTING RIGHTS AT
                                    -------------------------------------
                                    JUNE 30,   DECEMBER 31,    JUNE 30,
     COUNTRY OF ORGANIZATION          2002         2001          2001
-------------------------------------------------------------------------
                                                              (UNAUDITED)
Amazonia            Cayman Islands   14.11%          14.11%        14.11%
Condusid C.A.       Venezuela        20.00%          20.00%        20.00%
Siderar             Argentina             -               -        10.71%
DMV Stainless B.V.  Netherlands           -               -        33.33%
-------------------------------------------------------------------------

11. OTHER INVESTMENTS

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
NON-CURRENT
AVAILABLE-FOR-SALE
   Trust fund...............................................      114,670           103,438
   Deposits with insurance companies........................        9,347             9,095
   Investments in companies under cost method...............       12,524            13,241
   Others...................................................          736             1,428
                                                              -----------------------------
                                                                  137,277           127,202
-------------------------------------------------------------------------------------------

12. RECEIVABLES--NON-CURRENT

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Government entities.........................................       13,980            23,479
Loans.......................................................        7,240             6,324
Employee advances and loans.................................        5,577             5,716
Tax credits.................................................        4,052                 -
Miscellaneous...............................................        4,719             6,217
                                                              -----------------------------
                                                                   35,568            41,736
Allowances for other doubtful accounts......................      (17,121)          (21,239)
                                                              -----------------------------
                                                                   18,447            20,497
-------------------------------------------------------------------------------------------

The current receivables relating to the items above are shown in Notes 14 and 15.

13. INVENTORIES

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Finished goods..............................................      353,609           425,315
Goods in process............................................       99,529            95,595
Raw materials...............................................      156,670           145,927
Supplies....................................................       93,312           102,801
Goods in transit............................................        7,501            18,096
                                                              -----------------------------
                                                                  710,621           787,734
Allowance for obsolescence..................................      (48,838)          (52,160)
                                                              -----------------------------
                                                                  661,783           735,574
-------------------------------------------------------------------------------------------

14. RECEIVABLES--CURRENT

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
V.A.T. credits..............................................       11,620            22,432
Prepaid taxes...............................................       15,897            18,815
Reimbursements and other services receivable................       24,319            19,583
Government entities.........................................       16,434             5,751
Employee advances and loans.................................        3,229             4,836
Advances to suppliers.......................................       35,355            18,092
Other advances..............................................       19,293            20,858
Services and other sales receivables........................        9,252                 -
Miscellaneous...............................................       13,036            19,812
                                                              -----------------------------
                                                                  148,435           130,179
                                                              -----------------------------
Allowance for doubtful accounts.............................       (6,242)           (5,958)
                                                              -----------------------------
                                                                  142,193           124,221
-------------------------------------------------------------------------------------------

15. TRADE RECEIVABLES

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Current accounts............................................      671,700           528,720
Notes receivables...........................................       48,934            32,116
Government tax refunds on exports...........................       16,794             8,572
                                                              -----------------------------
                                                                  737,428           569,408
Allowance for doubtful accounts.............................      (24,176)          (23,881)
                                                              -----------------------------
                                                                  713,252           545,527
-------------------------------------------------------------------------------------------

16. CASH AND CASH EQUIVALENTS

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Cash and short-term highly liquid investments...............      178,282           145,839
Time deposits with related parties..........................       92,670            67,975
                                                              -----------------------------
                                                                  270,952           213,814
-------------------------------------------------------------------------------------------

17. BORROWINGS

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                        NON-CURRENT                              2002            2001
-------------------------------------------------------------------------------------------
Bank borrowings.............................................      302,641           338,928
Debentures and other loans..................................       51,006            46,228
Finance lease liabilities...................................        4,411             7,895
                                                              -----------------------------
                                                                  358,058           393,051
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                          CURRENT                                2002            2001
-------------------------------------------------------------------------------------------
Bank borrowings.............................................      319,178           322,464
Bank overdrafts.............................................      129,882            53,225
Finance lease liabilities...................................        2,692               272
Costs for issue of debt.....................................       (3,266)           (3,545)
                                                              -----------------------------
                                                                  448,486           372,416
                                                              -----------------------------
Total borrowings............................................      806,544           765,467
-------------------------------------------------------------------------------------------

The maturity of borrowings is as follows:

------------------------------------------------------------------------------------------------
                                                                            1-5 YEARS
                                     ------------------------------------------------
                           1 YEAR      1-2       2-3        3-4       4-5     OVER 5
                          OR LESS     YEARS     YEARS      YEARS     YEARS     YEARS     TOTAL
------------------------------------------------------------------------------------------------
AT JUNE 30, 2002
Financial lease.........     2,692     4,411          -         -         -         -      7,103
Other borrowings........   445,794    36,434    151,673    89,263    28,163    48,114    799,441
                          ----------------------------------------------------------------------
Total borrowings........   448,486    40,845    151,673    89,263    28,163    48,114    806,544
                          ----------------------------------------------------------------------
AT DECEMBER 31, 2001
Financial lease.........       272     7,895          -         -         -         -      8,167
Other borrowings........   372,144    53,117    179,848    84,869    25,379    41,943    757,300
                          ----------------------------------------------------------------------
Total borrowings........   372,416    61,012    179,848    84,869    25,379    41,943    765,467
------------------------------------------------------------------------------------------------

The weighted average interest rates at the balance sheet date were as follows:

-------------------------------------------------------------------------------------
                                                              JUNE 30,   DECEMBER 31,
                                                                2002         2001
-------------------------------------------------------------------------------------
Bank overdrafts.............................................     5.65%          4.00%
Bank borrowings.............................................     4.08%          4.75%
Debentures and other loans..................................     4.04%          5.15%
Finance lease liabilities...................................     5.05%          4.25%
-------------------------------------------------------------------------------------

On December 14, 2001, Tamsa entered into a loan agreement in the amount of USD130 million with a term of two and a half years. The most significant financial covenants under this loan syndicated agreement are as follows:

- Maintenance of minimum levels of working capital ratio;

- Maintenance of maximum levels of total indebtedness; and

- Compliance with debt service ratios.

On August 3, 2001, Dalmine entered into a loan agreement in the amount of EUR
39.5 million (USD39.1 million) with a term of seven years. The most significant financial covenant under this loan agreement is the maintenance of maximum levels of total indebtedness.

At June 30, 2002, both companies were in compliance with all of their financial covenants.

Breakdown of long-term borrowings by currency and rate is as follows:

BANK BORROWINGS

-------------------------------------------------------------------------------------------------
          WEIGHTED AVERAGE                                          AT JUNE 30,   AT DECEMBER 31,
CURRENCY  INTEREST RATES                                               2002            2001
-------------------------------------------------------------------------------------------------
USD       Libor + 1.125%..........................................       52,000            78,000
USD       Libor + 1.25%...........................................       52,000            52,000
USD       From 2.08% to 7.75%.....................................      115,791                 -
USD       3.65%...................................................        4,375                 -
JPY       Tibor + 1.45%...........................................            -            23,283
JPY       From 1.32% to 4.14%.....................................       70,175
USD       From 3.7 % to 6.10%.....................................            -            42,697
USD       From 6.4% a 11.06%......................................            -             8,789
EURO      From 3.4 % to 5.3%......................................            -           199,826
EURO      From 0.9 % to 1.2%......................................        3,806                 -
EURO      From 3.59 % to 4.45%....................................      153,804                 -
BRS       1.8 a 5%................................................            -            23,365
                                                                    -----------------------------
                                                                        451,951           427,960
Less: Current portion of medium and long-term loans...............     (149,310)          (89,032)
                                                                    -----------------------------
Total Bank borrowings.............................................      302,641           338,928
-------------------------------------------------------------------------------------------------

DEBENTURES

------------------------------------------------------------------------------------------------
          WEIGHTED AVERAGE                                          AT JUNE 30,  AT DECEMBER 31,
CURRENCY  INTEREST RATES                                               2002           2001
------------------------------------------------------------------------------------------------
EURO      From 4.1% to 5.6%.......................................            -           46,228
EURO      4.04%...................................................       51,006                -
                                                                    ----------------------------
Total Debentures..................................................       51,006           46,228
------------------------------------------------------------------------------------------------

Debentures issued on January 1998, at a face value of ITL 100,000, million with interest linked to the 3-month Libor.

FINANCE LEASE LIABILITIES

--------------------------------------------------------------------------------------------------
           WEIGHTED AVERAGE                                          AT JUNE 30,   AT DECEMBER 31,
CURRENCY   INTEREST RATES                                               2002            2001
--------------------------------------------------------------------------------------------------
EURO       From 3.2% to 4.7%.......................................            -             8,167
EURO       4.10%...................................................        6,966                 -
USD        6.00%...................................................          137                 -
Less: Current portion of medium and long-term loans................       (2,692)             (272)
                                                                     -----------------------------
Total finance leases...............................................        4,411             7,895
                                                                     -----------------------------
Total long-term borrowings.........................................      358,058           393,051
--------------------------------------------------------------------------------------------------

As most borrowings include variable rates or fixed rates that approximate to market rates and the contractual repricing occurs between every 3 and 6 months, the fair value of the borrowings approximates to its carrying amount and it is not disclosed separately.

The carrying amounts of Tenaris's assets pledged as collateral of liabilities are as follows:

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Property, plant and equipment mortgages.....................      321,358           305,844
-------------------------------------------------------------------------------------------

18. DEFERRED INCOME TAXES

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
                                                                              (UNAUDITED)
At beginning of the period..................................      328,336           269,646
Translation differences.....................................      (13,348)           (3,086)
Income statement (credit)/charge............................        5,654           (43,052)
Effect of currency translation on tax base..................       49,083           104,828
                                                              -----------------------------
At the end of the period....................................      369,725           328,336
-------------------------------------------------------------------------------------------

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the combined consolidated interim balance sheet:

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Deferred tax assets.........................................      (29,882)          (24,187)
Deferred tax liabilities....................................      260,964           262,963
Effect of currency translation on tax base..................      138,643            89,560
                                                              -----------------------------
                                                                  369,725           328,336
-------------------------------------------------------------------------------------------

19. OTHER LIABILITIES

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
(I) OTHER LIABILITIES--NON-CURRENT
Employees' statutory profit sharing.........................       80,636            87,217
Employees' severance indemnity(a)...........................       44,681            42,479
Pension benefits(b).........................................       11,244            13,098
                                                              -----------------------------
Employee liabilities........................................      136,561           142,794
Miscellaneous...............................................        7,753            10,664
                                                              -----------------------------
                                                                  144,314           153,458
-------------------------------------------------------------------------------------------

(A) EMPLOYEES' SEVERANCE INDEMNITY

The amounts recognized in the balance sheet are as follows:

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                     2002              2001
-------------------------------------------------------------------------------------------
Total included in Other liabilities non-current.............       44,681            42,479
-------------------------------------------------------------------------------------------

The amounts recognized in the income statement are as follows:

----------------------------------------------------------------------------------
                                                                  SIX-MONTH PERIOD
                                                                    ENDED JUNE 30,
                                                              --------------------
                                                                2002          2001
----------------------------------------------------------------------------------
                                                                       (UNAUDITED)
Current service cost........................................   5,382         4,689
Interest cost...............................................   1,751         1,955
                                                              --------------------
TOTAL, INCLUDED IN LABOR COSTS..............................   7,133         6,644
----------------------------------------------------------------------------------

The principal actuarial assumptions used were as follows:

--------------------------------------------------------------------------------------------------
                                                          SIX-MONTH     YEAR ENDED       SIX-MONTH
                                                       PERIOD ENDED   DECEMBER 31,    PERIOD ENDED
                                                      JUNE 30, 2002           2001   JUNE 30, 2001
--------------------------------------------------------------------------------------------------
                                                                                       (UNAUDITED)
Discount rate.......................................             5%             5%              5%
Rate of compensation increase.......................             2%             2%              2%
--------------------------------------------------------------------------------------------------

(B) PENSION BENEFITS

The amounts recognized in the balance sheet are determined as follows:

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Present value of unfunded obligations.......................        6,274             5,779
Unrecognized actuarial gains (losses).......................        4,970             7,319
                                                              -----------------------------
Liability in the balance sheet..............................       11,244            13,098
-------------------------------------------------------------------------------------------

The amounts recognized in the income statement are as follows:

---------------------------------------------------------------------------------
                                                                 SIX-MONTH PERIOD
                                                                   ENDED JUNE 30,
                                                              -------------------
                                                               2002          2001
---------------------------------------------------------------------------------
                                                                      (UNAUDITED)
Current service cost........................................    121           386
Interest cost...............................................    266           583
Net actuarial (gains) losses recognized in the period.......   (308)           62
                                                              -------------------
Total included in Labor costs...............................     79         1,031
---------------------------------------------------------------------------------

Movement in the liability recognized in the balance sheet:

-------------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD ENDED
                                                              -----------------------
                                                              JUNE 30,   DECEMBER 31,
                                                                2002         2001
-------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
At the beginning of the period..............................    13,098         13,501
Transfers and new participants of the plan..................      (207)          (272)
Total expense...............................................        79            670
Contributions paid..........................................    (1,726)          (801)
                                                              -----------------------
At the end of the period....................................    11,244         13,098
-------------------------------------------------------------------------------------

The principal actuarial assumptions used were as follows:

--------------------------------------------------------------------------------------------------
                                                          SIX-MONTH     YEAR ENDED       SIX-MONTH
                                                       PERIOD ENDED   DECEMBER 31,    PERIOD ENDED
                                                      JUNE 30, 2002           2001   JUNE 30, 2001
--------------------------------------------------------------------------------------------------
                                                                                       (UNAUDITED)
Discount rate.......................................            10%            10%              7%
Rate of compensation increase.......................             3%             3%              5%
--------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                     2002              2001
-------------------------------------------------------------------------------------------
(II) OTHER LIABILITIES--CURRENT
Customer advances...........................................       36,829            69,440
Payroll and social security payable.........................       54,570            62,351
Voluntary redundancy plan...................................        1,731             4,169
Miscellaneous...............................................       25,331            32,127
                                                              -----------------------------
                                                                  118,461           168,087
-------------------------------------------------------------------------------------------

20. NON-CURRENT PROVISIONS

---------------------------------------------------------------------------
                                                               LEGAL CLAIMS
                                                                        AND
                                                              CONTINGENCIES
---------------------------------------------------------------------------
SIX-MONTH PERIOD ENDED JUNE 30, 2002
Opening net book............................................        38,080
Translation differences.....................................        (8,513)
Additional provisions.......................................         1,470
Used during the period......................................          (214)
                                                              -------------
AT JUNE 30, 2002............................................        30,823
                                                              -------------
SIX-MONTH PERIOD ENDED DECEMBER 31, 2001 (UNAUDITED)
Opening net book............................................        43,365
Translation differences.....................................        (5,246)
Additional provisions.......................................         1,945
Used during the period......................................        (1,984)
                                                              -------------
AT DECEMBER 31, 2001........................................        38,080
---------------------------------------------------------------------------

21. CURRENT PROVISIONS

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                     2002              2001
-------------------------------------------------------------------------------------------
BHP Provision...............................................       46,256            40,279
Cost related to factory damages.............................        1,419             4,513
Sales risks.................................................        3,928             3,059
Restructuring...............................................          738             2,550
Legal claims and other contingencies........................       18,749             9,845
                                                              -----------------------------
                                                                   71,090            60,246
-------------------------------------------------------------------------------------------

22. FINANCIAL INSTRUMENTS

Tenaris adopted IAS 39 at the beginning of the fiscal year ended December 31, 2001. The total impact on shareholders' equity on that date amounts to a loss of USD1,007 thousand (net of a tax effect of USD786 thousand). That impact arises from the remeasurement to fair value of derivatives related to non-qualifying hedges.

NET FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

The net fair values of derivative financial instruments at the balance sheet date were:

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                     2002              2001
-------------------------------------------------------------------------------------------
Contracts with positive fair values:
   Interest rate swaps......................................          142               566
   Forward foreign exchange contracts.......................        7,469               614
   Commodities contracts....................................           99               585
Contracts with negative fair values:
   Interest rate swap contracts.............................       (1,323)           (1,729)
   Forward foreign exchange contracts.......................       (1,184)           (8,114)
   Commodities contracts....................................            -            (2,832)
-------------------------------------------------------------------------------------------

Derivative financial instruments breakdown are as follows:

VARIABLE INTEREST RATE SWAPS

------------------------------------------------------------------------------------------------
                                                            SIX-MONTH PERIOD ENDED JUNE 30, 2002
                                                            ------------------------------------
                     NOTIONAL AMOUNT                             SWAP        TERM    FAIR VALUE
------------------------------------------------------------------------------------------------
EURO103,291...............................................      3.49%        2002           142
EURO51,646................................................      5.44%        2002          (305)
EURO51,646................................................      4.62%        2005             -
EURO12,911................................................      5.68%        2007          (503)
EURO10,117................................................      5.72%        2010          (423)
EURO2,232.................................................      5.72%        2009           (92)
                                                                                     ----------
                                                                                         (1,181)
------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31, 2001
                                                    ----------------------------------------
                 NOTIONAL AMOUNT                            SWAP           TERM   FAIR VALUE
--------------------------------------------------------------------------------------------
EURO258,228.......................................  From 3.81% to 5.44%    2002         (409)
EURO51,646........................................         4.62%           2005         (261)
EURO12,911........................................         5.68%           2007         (516)
EURO11,359........................................  From 6.85% to 11.85%   2002          566
EURO10,117........................................         5.72%           2010         (444)
EURO2,380.........................................         5.72%           2009          (99)
                                                                                  ----------
                                                                                      (1,163)
--------------------------------------------------------------------------------------------

EXCHANGE RATE DERIVATIVES

-----------------------------------------------------------------------------------------------
                                                           SIX-MONTH PERIOD ENDED JUNE 30, 2002
                                                -----------------------------------------------
               NOTIONAL AMOUNT                        DERIVATIVES         TERM     FAIR VALUE
-----------------------------------------------------------------------------------------------
                                                                                 (IN THOUSANDS)
JPY/USD1,273,252..............................  Forward purchases         2002               62
JPY/USD37,391.................................  Forward sales             2002              (34)
JPY/EURO1,166,362.............................  Call option               2002              483
EURO/USD15,775................................  Forward sales             2002              585
EURO/USD(18,400)..............................  Forward sales             2002           (1,126)
USD35,000.....................................  Knock-in forward option   2002            3,259
USD28,800.....................................  Forward sales             2002            2,952
USD7,645......................................  Forward purchases         2002              (24)
GBP3,500......................................  Forward sales             2002              128
                                                                                 --------------
                                                                                          6,285
-----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31, 2001
                                                   -------------------------------------------
                 NOTIONAL AMOUNT                         DERIVATIVES         TERM   FAIR VALUE
----------------------------------------------------------------------------------------------
                                                                                (IN THOUSANDS)
JPY/USD4,779,936.................................  Forward purchases         2002       (2,728)
JPY/CAD1,235,856.................................  Forward purchases         2002       (1,004)
USD/JPY523,000...................................  Call option               2002          170
USD/EURO10,000...................................  Knock-in forward option   2002         (100)
USD/JPY6,900.....................................  Forward purchases         2002         (491)
USD/BRS6,382.....................................  Swap                      2002         (510)
USD/MXP5,000.....................................  Forward purchases         2002          170
CAD/USD(21,850)..................................  Forward sales             2002          259
EURO/USD(13,800).................................  Forward sales             2002           15
GBP/EURO(12,000).................................  Forward sales             2002         (175)
USD/EURO(100,000)................................  Forward sales             2002       (3,106)
                                                                                    ----------
                                                                                        (7,500)
----------------------------------------------------------------------------------------------

COMMODITIES PRICE DERIVATIVES

-----------------------------------------------------------------------------------------------
                                                           SIX-MONTH PERIOD ENDED JUNE 30, 2002
                                                    -------------------------------------------
                 NOTIONAL AMOUNT                          DERIVATIVES         TERM   FAIR VALUE
-----------------------------------------------------------------------------------------------
                                                                                 (IN THOUSANDS)
Barrels 217,500...................................  Oil call option           2002           99
                                                                                     ----------
                                                                                             99
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                                   YEAR ENDED DECEMBER 31, 2001
                                                    -------------------------------------------
                 NOTIONAL AMOUNT                          DERIVATIVES         TERM   FAIR VALUE
-----------------------------------------------------------------------------------------------
                                                                                 (IN THOUSANDS)
Tons 1,650........................................  Zinc forwards purchases   2002        (342)
Barrels 1,800.....................................  Oil call option           2002          585
Barrels 1,200.....................................  Oil put option            2002      (2,490)
                                                                                     ----------
                                                                                        (2,247)
-----------------------------------------------------------------------------------------------

23. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions (Notes 20 and 21) that would be material to the Tenaris's combined consolidated interim financial position or income statement.

(1) CLAIM AGAINST DALMINE

In June 1998, British Steel plc ("British Steel") and Dalmine were sued by a consortium led by BHP Petroleum Ltd. ("BHP") before the Commercial Court of the High Court of Justice Queen's Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A. ("Ilva"), supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds ("GBP") and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to GBP300 thousand, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP's product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court's judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP will be determined in a separate proceeding. Dalmine's petition to the trial court for leave to appeal its judgment was denied, and Dalmine now intends to petition the court of appeals for leave to appeal the trial court's judgment.

BHP has indicated in court proceedings that it will seek damages of approximately GBP35 million to cover the cost of replacing the pipeline. In addition, although neither party has yet presented evidence with respect to these damages, BHP has indicated that it will also seek damages of approximately GBP39 million to cover investigation and related costs and approximately GBP140 million to cover the cost of deferred revenues assessed by reference to the prevailing oil price at the day of judgment. Subsequent to the court's recent judgment in favor of BHP on the issue of liability, BHP petitioned the court on May 31, 2002, for an interim judgment of damages in the amount of approximately GBP35 million, including interest of GBP7 million to cover the cost of replacing the pipeline.

An agreement was reached on July 31, 2002, between BHP and Dalmine SpA with respect to the "interim award". Dalmine agreed to pay BHP EUR23 million (GBP15 million) as a total "interim award".

The final determination with respect to the legitimacy and quantification of damages, which is expected to be handed down during the next year.

On August 5, 2002, the Court of Appeal granted Dalmine permission to appeal the judgment of the Commercial Court. The appeal will be heard and the relevant judgement will be issued by the Court of Appeal during the next year.

Dalmine created a provision in the amount of EUR45 million (USD41 million) in its results for 2001 to account for potential losses as a result of BHP's lawsuit, which had a substantial adverse effect on its earnings for the last year. The amount of this provision relates mostly to BHP's claim for direct damages of approximately GBP35 million incurred to replace the damaged pipeline. As the proceedings for the determination of damages have not yet been substantially completed, Dalmine is not currently in a position to make an estimate of the possible loss or range of loss, if any, in excess of the amount currently accrued in its financial statements as of June 30, 2002.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands BV ("Tenet")--the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized--believes that, under the Dalmine privatization contract, Tenet should be entitled to recover from Fintecna S.p.A. ("Fintecna") on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Tenet has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP's lawsuit against Dalmine. Dalmine intends to petition the arbitration panel to resume the proceedings in the near future in light of the trial court's recent judgment of liability in favor of BHP.

(2) CONSORCIO SIDERURGIA AMAZONIA, LTD.

In January 1998, Amazonia purchased a 70% equity interest in CVG Siderurgica del Orinoco C.A. ("Sidor") from the Venezuelan government. Tamsider, a wholly-owned subsidiary of Tamsa had an initial 12.50% equity interest in Amazonia, which increased to 14.11% in March 2000 as a result of additional investments as described below. As of June 30, 2002, Tamsider's equity interest in Amazonia remained at 14.11%. As of June 30, 2002, other Techint group companies held an additional 25.40% in Amazonia. The Venezuelan government continues to own a 30% equity interest in Sidor.

Sidor, located in the city of Guayana in southeast Venezuela, is the largest integrated steel producer in Venezuela and the sixth largest integrated steel producer in Latin America, with an installed capacity of more than 3.5 million tons of liquid steel per year. In the first half of 2002, Sidor shipped 1.6 million tons of steel.

Sidor has experienced significant financial losses and other problems since the acquisition by Amazonia in January 1998, despite a significant reduction in Sidor's workforce and management's efforts to improve the production process and reduce operating costs. In 1999, due to negative conditions in the international steel market, a sustained and intensifying domestic recession in Venezuela, deteriorating conditions in the credit markets, an increase in the value of the Venezuelan currency relative to the U.S. dollar and other adverse factors, Sidor and Amazonia incurred substantial losses and were unable to make payments due under loan agreements with their respective creditors. In 2000, these loan agreements were restructured. Despite continued efforts by Sidor's management to improve technology and optimize production levels, in late 2001 Sidor and Amazonia were again unable to make payments due under the restructured loan agreements, following a continuation and aggravation of the same negative factors described above accompanied by increased competition from steel imports in Venezuela. Sidor and Amazonia are currently involved in discussions with their creditors and the Venezuelan government regarding a possible restructuring of their loan agreements. As of June 30, 2002, Sidor had approximately USD1.4 billion of long-term indebtedness (secured in part by fixed assets valued at USD827.0 million as determined at the time Sidor's loans were restructured in March 2000) and Amazonia had approximately USD284 million of long-term indebtedness.

As a result of the adverse trends discussed above, Tamsider made additional capital contributions to Amazonia, resulting from the restructuring concluded in 2000, while recording significant losses in the value of its investment. In addition to its initial capital contribution of USD87.8 million, Tamsider was required to make capital contributions in the amount of USD36.1 million (of which USD18.0 million took the form of a convertible subordinated loan to Amazonia, as described below) in connection with the restructuring of Amazonia's loan agreements in 2000. The value of Tamsider's investments (as recorded in Tamsa's consolidated financial statements) has decreased significantly since 1998, from USD94.2 million as of December 31, 1998, to USD43.7 million as of December 31, 1999, USD67.2 million as of December 31, 2000, USD24.7 million as of December 31, 2001, and USD12.6 at June 30, 2002. The figure for June 30, 2002, includes an allowance for the investments in Amazonia in the amount of USD15.0 million. Further losses and provisions may be recorded in respect of Tamsider's investment in Amazonia, and we cannot predict whether Tamsider will make additional capital contributions as a condition to successfully negotiating a restructuring of Sidor's or Amazonia's existing indebtedness.

In addition to the risk of further losses in the equity value of its investment, Tamsider has significant exposure in respect of its investment in Amazonia under several agreements and guarantees. Below is a description of the nature and extent of this exposure.

- The Sidor purchase agreement between Amazonia and the Venezuelan government requires the shareholders of Amazonia, including Tamsider, to indemnify the government for breaches by Amazonia of the Purchase Agreement up to a maximum amount of USD150.0 million for five years from the acquisition date. In connection with this indemnity, the shareholders of Amazonia are required to maintain a performance bond (which Tamsa has guaranteed directly) for five years, beginning in 1998, in the amount of USD150.0 million during the first three years, USD125 million in the fourth year and USD75.0 million in the fifth year. Tamsider's maximum liability under the indemnity would be USD18.8 million, as its obligations with respect to the indemnity are proportional to its initial 12.50% equity interest in Amazonia.

- The Sidor purchase agreement further requires the shareholders of Amazonia to guarantee, also on a proportional basis, the principal and a portion of the interest payable under a loan made to Sidor by the Venezuelan government. Tamsider's maximum liability under this guarantee, which continues to apply to the loan as restructured in 2000, is USD92.2 million.

- The loan agreement between Amazonia and a group of private lenders (the proceeds of which were used by Amazonia to finance the acquisition of its equity interest in Sidor) required the shareholders of Amazonia, including Tamsider, to pledge their shares in Amazonia as security and also required Amazonia to pledge its shares in Sidor as security. These pledges continue to apply to the loan as restructured in 2000.

- As discussed above, in connection with the restructuring of Amazonia's loan agreements in 2000, the shareholders of Amazonia, including Tamsider, were required to make additional capital contributions in part by making subordinated loans convertible into additional shares of Amazonia. Tamsider made a subordinated loan of USD18 million to Amazonia as a result of this requirement.

- Also in connection with the restructuring of Amazonia's loan agreements in 2000, the parent companies of several shareholders of Amazonia, including Tamsider, were required to enter into a put agreement pursuant to which they agreed to purchase, upon certain conditions and in no case prior to December 31, 2007, up to USD25 million in loans payable by Amazonia to its private lenders. The shareholders of Amazonia also delivered a letter to these lenders contemplating the possibility of additional capital contributions of up to USD20 million in the event of extreme financial distress at Sidor. Tamsa's obligations under the put agreement, and Tamsider's share of any capital contribution under the letter, are limited in proportion to its interest in Amazonia when the put is exercised or the contribution is made. Based on Tamsider's current 14.1% equity interest in Amazonia, Tamsa's aggregate liability under the put agreement would be limited to a maximum of USD3.5 million and Tamsider's share of any capital contribution under the letter would be limited to a maximum of USD2.8 million.

As a consequence to continuing negative conditions in the worldwide steel industry, the slow-down in the financial markets, the adverse economic and political situation in Venezuela and other adverse factors, at June 30, 2002, Sidor was in default on certain contractual obligations under the restructuring agreement with its creditors and the Venezuelan Bank of Economics and Social Development, such as: (i) payment of interest due on December 18, 2001, (ii) the deposit of payments of interest, in reserve accounts, on certain debts as stated in the restructuring agreements, and (iii) meeting certain financial ratios. As a result of this default, Sidor's debt is callable at the option of its creditors.

Amazonia and Sidor continue to negotiate with their creditors and The Venezuelan Government to restructure their debt.

(3) TAX CLAIMS

(A) SIDERCA

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP49.2 million (approximately USD13.3 million) as of June 30, 2002, in tax and penalties. On the basis of information from the Siderca's tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in the financial statements.

(B) DALMINE

For the tax years from 1996 and the years thereafter, Dalmine was subject to an audit conducted by the regional tax police of Milan. Their report, issued in July 1999, disallowed certain costs and expenses while also alleging that goods-in-transit were not accounted for on the accrual basis. Dalmine believes that, with regard to in-transit inventory items, the tax effect is negligible, and with regards to non-deductible costs, any additional tax amounts that may be due would be compensated for with existing net operating losses. Dalmine has been informed by the Department of Revenue that no further action regarding goods-in-transit will be pursued.

During 2001, Dalmine reached a settlement with the local Department of Revenue in Bergamo as far as fiscal years from 1994 to 1998 are concerned.

The settlement mandated payment of approximately EUR1.1 million (USD1.1 million) in taxes, interest and fines. Of this, Fintecna (in liquidation) paid approximately EUR0.5 million (USD0.5 million), on the basis of the risk assumed under the contract for the sale of its previous controlling interest in Dalmine.

As for the litigation pending with the Italian tax authorities for assessments received or still to be received from the VAT or direct tax offices of Milan and Bergamo based on the reports made by the

Revenue Guard Corps in December 1995, a provision has been created that is considered sufficient to meet any eventual tax expenses (net of the portion of the risk attributable to Fintecna). Such provision has also been calculated considering the largely favorable outcomes of the appeals filed by Dalmine and examined to date by the Tax Commissions.

(4) EUROPEAN ANTITRUST COMMISSION

On December 8, 1999 the Commission of the European Union imposed fines on Dalmine and several others manufactures of seamless pipes in Europe for alleged violations of fair trade practices under the EEC treaty. The fine imposed on Dalmine was EUR10.8 million (USD10.7 million) and related to pre-1996 activity. As such, Dalmine accrued this amount in provisions and the 84.08% to be reimbursed by Fintecna in other receivables at December 31, 1999. In March 2000, Dalmine filed an appeal against the ruling.

(5) OTHER PROCEEDINGS

Dalmine is currently subject to a criminal proceeding before the Court of Bergamo, Italy, and two civil proceeding for work-related injuries arising from its use of asbestos in its manufacturing processes from 1960 to 1980. In addition, some other asbestos related out-of-court claims have been forwarded to Dalmine. Of the 39 claims (inclusive of the out-of-court claims), 19 incidents have already been settled or are to be covered by Dalmine's insurer. Dalmine estimates that its potential liability in connection with the remaining cases not yet settled or covered by insurance is approximately EUR6.3 million (USD6.2 million). This amount was recognized as a provision for liabilities and expenses as of June 30, 2002.

(6) CONTINGENT LIABILITIES

Tenaris had the following contingent liabilities at each period end:

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Third party assets held in custody by Tenaris...............        3,298             3,860
Discounted documents........................................            -             1,210
Deposit guarantees and other guarantees.....................      275,671           119,088
                                                              -----------------------------
Total.......................................................      278,969           124,158
-------------------------------------------------------------------------------------------

(7) COMMITMENTS

The following are the main off-balance sheet commitments:

    (a) Tamsa entered into an off-take contract with Complejo Siderurgico de Guayana C.A. ("Comsigua") to purchase on a take-and-pay basis 75,000 tons of hot briquette iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year's notice. Pursuant to this off-take contract, Tamsa would be required to purchase the HBI at a formula price reflecting Comsigua's production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

    The agreements among the joint venture parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tamsa would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the joint venture arrangements, Tamsa has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tamsa has paid higher-than-market prices for its HBI and accumulated a credit that, at December 31, 2001, amounted to approximately USD9.8 million. This credit, however, is offset by a provision for an equal amount recorded as a result of Comsigua's weak financial condition.

    In connection with Tenaris's original 6.9% equity interest in the joint venture company, Tamsa paid USD8.0 million and agreed to cover its proportional (7.5%) share of Comsigua's cash operating and debt service shortfalls. In addition, Tamsa pledged its shares in Comsigua and provided a proportional guarantee in support of the USD156 million (USD100.1 million outstanding as of March 31, 2002) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. In February 2002, Tamsa was required to pay USD1.3 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD2.8 million. Comsigua's financial condition has been adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998 and, unless market conditions improve substantially, Tamsa may be required to make additional proportional payments in respect of its participation in the Comsigua joint venture and continue to pay higher-than-market prices for its HBI pursuant to its off-take contract.

    On June 19 and 20, 2002, in order to hedge the exchange rates exposures on receivables denominated in euros maturing in July and August, 2002, the Company entered into two forward contracts to sell EUR6,800 and EUR8,975 at a fixed exchange rate of USD0.96 and USD0.95 per EUR, respectively, with maturities at July 26 and August 30, 2002, respectively. At June 30, 2002, the Company recorded a loss provision of USD586 to reduce the gain arising from accounts receivable denominated in euros.

    (b) Tamsa purchases from Pemex, at prevailing international prices, natural gas used for the furnaces that reheat steel ingots in the pipemaking process. Natural gas rates increased approximately 74% in 2000 and 4% in 2001. In February, 2001, Tamsa signed an agreement with Pemex, for the supply of 296,600 million BTUs (British Thermal Units) of natural gas from January 1, 2001 until December 31, 2003, at a fixed price of USD4.00 per million of BTUs. In order to cover a decrease in natural gas prices, in March 2001, Tamsa entered into a forward contract with Enron North America Corp. ("Enron"), with the option to sell up to 200,000 million BTUs per month of natural gas, at a minimum base price of USD4.05 per million of BTUs, from March 2002, through December 2003.

    As a result of Enron's bankruptcy in late 2001, no reasonable prospect exists of exercising Tamsa's option under this contract. The premium paid to Enron of USD1.7 million for this put option was fully amortized during the fourth quarter of 2001. In order to reduce its exposure to above-market prices under the natural gas supply agreement with Pemex, Tamsa entered into agreements with Citibank, N.A., New York ("Citibank") and JPMorgan Chase Bank ("JPMorgan Chase"), in March 2002 and April 2002. The economic effect of the agreements with Citibank and JPMorgan Chase is to permit Tamsa to purchase 320,000 million BTUs per month at market price instead of at the USD4.00 per million BTU rate charged by Pemex, resulting in a more favorable price to Tamsa for natural gas so long as the market price remains below USD4.00.

    Under the agreements, Tamsa must continue to make its purchase of natural gas at the market price even if the market price rises above USD4.00 per million BTUs, thereby exposing Tamsa to a later risk of above-market prices. Also, under the agreements, Tamsa must continue to make purchases at the USD4.00 per million BTU rate if the market price of natural gas falls to USD2.00 per million BTUs or lower (during the period from May 1, 2002 to February 28, 2003) or to USD2.25 per million BTUs or lower (during the period from March 1, 2003 to December 31, 2003). In addition, under each of the agreements with Citibank and JPMorgan Chase, Tamsa is require to purchase 160,000 million BTUs of natural gas per month from January 1, 2004, to December 31, 2005, at price of USD2.7 per million BTUs.

    (c) In August 2001, Dalmine Energie S.p.A. signed an agreement for the purchase of natural gas from Norway. The agreement began on October 1, 2001, and will expire 10 years later on October 1, 2011. Total volume of natural gas still to be purchased as at December 31, 2001 is estimated to be 5,800 million cubic meters equal to approximately EUR670 million (USD662 million at June 30, 2002, based on natural gas prices at June 30, 2002).

    (d) Under a lease agreement between Gade Srl (Italy) and Dalmine, executed in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine's former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD8.1 million at June 30, 2002). The notice of the auction, according to the contract, is not to take place before January 1, 2003.

(8) RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Under Luxembourg law, at least 5% of the net income for the year, as calculated in accordance with Luxembourg GAAP, must be allocated to the creation of a reserve until such reserve has reached to an amount equal to 10% of the share capital.

Dividends may be paid by Tenaris to the extent distributable retained earnings calculated in accordance with Luxembourg GAAP exist. Therefore, retained earnings included in the combined consolidated interim financial statements may not be wholly distributable.

24. MINORITY INTERESTS

--------------------------------------------------------------------------------------
                                                                SIX-MONTH PERIOD ENDED
                                                              ------------------------
                                                               JUNE 30,     JUNE 30,
                                                                 2002         2001
--------------------------------------------------------------------------------------
                                                                           (UNAUDITED)
(I) MINORITY INTEREST IN EXCHANGE COMPANIES
At beginning of the period..................................    807,692      817,783
Currency translations differences...........................    (35,234)       2,702
Effect of adopting IAS 39...................................          -         (408)
Share of net loss of subsidiaries...........................     46,940       44,309
Acquisition.................................................          -       22,953
Sales.......................................................     (2,022)           -
Dividends paid..............................................    (14,768)     (15,766)
                                                              ------------------------
At the end of the period....................................    802,608      871,573
                                                              ------------------------
(II) MINORITY INTEREST IN OTHER SUBSIDIARIES
At beginning of the period..................................    111,289      101,927
Currency translations differences...........................    (16,861)      (1,405)
Share of net loss (profit) of subsidiaries..................     17,204       (2,814)
Dividends paid..............................................     (6,101)      (3,550)
                                                              ------------------------
At the end of the period....................................    105,531       94,158
--------------------------------------------------------------------------------------

25. ACQUISITIONS

All the acquisitions were accounted under the purchase method, in accordance with IAS 22.

During 2002 the Company acquired 0.26% of shares of Tamsa from minority shareholders for USD1.7 million.

26. RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

-------------------------------------------------------------------------------------------
                                                                     SIX-MONTH PERIOD ENDED
                                                              -----------------------------
                                                               JUNE 30,        JUNE 30,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
(I) SALES OF GOODS AND SERVICES
Sales of goods..............................................      124,038            39,239
Sales of services...........................................       11,500             5,463
                                                              -----------------------------
                                                                  135,538            44,702
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                                     SIX-MONTH PERIOD ENDED
                                                              -----------------------------
                                                               JUNE 30,        JUNE 30,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
(II) PURCHASES OF GOODS AND SERVICES
Purchases of goods..........................................       10,201            17,614
Purchases of services.......................................       24,979            49,613
                                                              -----------------------------
                                                                   35,180            67,227
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
(III) PERIOD END BALANCES ARISING FROM SALES/PURCHASES OF
  GOODS/SERVICES
Receivables from related parties............................       17,422            34,439
Payables to related parties.................................      (42,674)          (43,957)
                                                              -----------------------------
                                                                  (25,252)           (9,518)
                                                              -----------------------------
(IV) CASH AND CASH EQUIVALENTS
Time deposits...............................................       92,670            67,975
                                                              -----------------------------
(V) OTHER BALANCES
Trust fund..................................................      114,670           103,438
-------------------------------------------------------------------------------------------

(VI) OFFICERS AND DIRECTORS COMPENSATIONS

As of June 30, 2002, no compensation has been determined or paid to any of the Company's directors. The aggregate compensation of the directors, alternate directors, statutory auditors and executive officers of the Exchange Companies, paid or accrued during each of the periods shown below for services in all capacities was as follows:

-------------------------------------------------------------------------------------------
                                                                     SIX-MONTH PERIOD ENDED
                                                              -----------------------------
                                                               JUNE 30,        JUNE 30,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
Dalmine.....................................................       379                  351
Siderca.....................................................     1,398                  904
Tamsa.......................................................     1,804                2,942
                                                              -----------------------------
                                                                 3,581                4,197
-------------------------------------------------------------------------------------------

27. POST BALANCE SHEET EVENTS

At the meeting held on July 25, 2002, the Board of Directors of Siderca resolved to pay a cash dividend of 18% of the outstanding capital stock for ARP180,000, which has been paid at the date of issue of these financial statements.

28. RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO U.S. GAAP

(a) The following is a summary of the significant adjustments to net income for the periods ended June 30, 2002 and 2001 and to shareholders' equity at June 30, 2002 and December 31, 2001, which would be required if the combined consolidated interim financial statements had been prepared in accordance with US GAAP instead of IAS.

---------------------------------------------------------------------------------------------
                                                              SIX-MONTH PERIOD ENDED JUNE 30,
                                                              -------------------------------
                                                                   2002             2001
---------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
Net income in accordance with IAS...........................         17,157           55,062
US GAAP adjustments--income (expense)
   Purchase accounting difference affecting the acquisition
   of Tavsa--amortization (Note R (a))......................          2,158              833
   Purchase accounting difference affecting the acquisition
   of Amazonia--amortization (Note R (a))...................              -               88
   Deferred income tax (Note R (b)).........................         49,083            2,527
   Equity in investments on associated companies (Note R
      (c))..................................................           (770)          (1,123)
   Unrecognized prior service costs (Note R (d))............           (291)              33
   Goodwill under SFAS No. 142 (Note R (h)).................          1,088                -
   Available-for-sale financial assets' changes in fair
   value (Note R (g)).......................................           (801)               -
   Minority interest in above reconciling items.............        (15,494)            (636)
                                                              -------------------------------
   Income before cumulative effect of accounting changes....         52,130           56,784
   Cumulative effect of accounting changes (Notes R (e) and
      (h))..................................................        (17,417)          (1,007)
                                                              -------------------------------
Net income in accordance with US GAAP.......................         34,713           55,777
                                                              -------------------------------
Weighted average number of shares outstanding (See Note K
  (2))......................................................    710,747,187      710,747,187
Combined earnings per share before cumulative effect of
accounting changes..........................................           0.07             0.08
Cumulative effect of accounting changes per share...........          (0.02)           (0.00)
Combined earnings per share in accordance with US GAAP......           0.05             0.08
---------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Shareholders' equity in accordance with IAS.................    845,792             875,401
US GAAP adjustments--increase (decrease)
   Purchase accounting difference affecting the acquisition
   of Tavsa--Original value (Note R (a))....................     (6,343)             (6,343)
   Purchase accounting difference affecting the acquisition
   of Tavsa--accumulated amortization (Note R (a))..........      4,442               2,005
   Deferred income tax (Note R (b)).........................    138,643              89,560
   Equity in investments on associated companies (Note R
   (c)).....................................................       (333)                561
   Unrecognized prior service costs (Note R (d))............      4,771               5,062
   Goodwill impaired in accordance with SFAS No. 142 (Note R
   (h)).....................................................    (23,384)                  -
   Minority interest in above reconciling items.............    (32,771)            (24,320)
                                                              -----------------------------
Shareholders' equity in accordance with US GAAP.............    930,817             941,926
-------------------------------------------------------------------------------------------

(b) Changes in shareholders' equity under US GAAP are as follows:

-------------------------------------------------------------------------------------------
                                                                           SIX-MONTH PERIOD
                                                                             ENDED JUNE 30,
                                                              -----------------------------
                                                                 2002            2001
-------------------------------------------------------------------------------------------
                                                                              (UNAUDITED)
Shareholders' equity at the beginning of the period in
accordance with US GAAP.....................................    941,926             908,872
Net income for the period in accordance with US GAAP........     34,713              55,777
Other comprehensive income..................................        801                   -
Foreign currency translation adjustment.....................    (43,932)             (2,052)
Change in ownership of Exchange Companies...................      1,723             (19,026)
Dividends paid..............................................     (4,414)             (1,852)
                                                              -----------------------------
Shareholders' equity at the end of the period in accordance
with US GAAP................................................    930,817             941,719
-------------------------------------------------------------------------------------------

(c) The following tables present Tenaris's condensed combined consolidated interim balance sheets as of June 30, 2002 and December 31, 2001 and the income statement and cash flow for the periods then ended, reflecting US GAAP adjustments:

CONDENSED COMBINED CONSOLIDATED INTERIM BALANCE SHEETS

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents...................................     235,118            204,319
Trade receivable............................................     481,165            357,456
Inventories.................................................     506,912            594,959
Other assets................................................     105,657             60,319
                                                              -----------------------------
Total current assets........................................   1,328,852          1,217,053
Property, plant and equipment...............................   1,440,392          1,530,026
Other assets................................................     306,554            328,376
                                                              -----------------------------
Total assets................................................   3,075,798          3,075,455
                                                              -----------------------------
Liabilities
Short term borrowings.......................................     307,475            266,264
Trade Payables..............................................     294,374            279,389
Other.......................................................     192,378            167,648
                                                              -----------------------------
Total current liabilities...................................     794,227            713,301
Long term borrowings........................................     168,680            190,163
Payroll and social security payable.........................      88,767             96,380
Deferred tax liabilities....................................     215,456            223,506
Other.......................................................      62,506             70,291
                                                              -----------------------------
Total non-current liabilities...............................     535,409            580,340
                                                              -----------------------------
Total liabilities...........................................   1,329,636          1,293,641
Minority interest...........................................     815,345            839,888
Equity......................................................     930,817            941,926
                                                              -----------------------------
Total liabilities and equity................................   3,075,798          3,075,455
-------------------------------------------------------------------------------------------

CONDENSED COMBINED CONSOLIDATED INTERIM INCOME STATEMENTS

----------------------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD ENDED JUNE 30,
                                                              --------------------------------
                                                                   2002              2001
----------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
Net sales...................................................      1,160,212         1,142,813
Cost of sales...............................................       (731,625)         (753,061)
                                                              --------------------------------
Gross profit................................................        428,587           389,752
Selling, general and administrative expenses................       (178,372)         (191,815)
Other operating income (expenses), net......................        (10,609)           (8,056)
                                                              --------------------------------
Operating income............................................        239,606           189,881
Financial income (expenses)--net............................        (46,233)          (30,718)
Equity in (losses) earnings of associated companies.........          3,995            (9,150)
                                                              --------------------------------
Profit before tax...........................................        197,368           150,013
Income tax..................................................        (83,191)          (55,351)
Minority interest...........................................        (62,047)          (37,878)
                                                              --------------------------------
Profit before cumulative effect of accounting changes.......         52,130            56,784
Cumulative effect of accounting changes.....................        (17,417)           (1,007)
                                                              --------------------------------
Net income..................................................         34,713            55,777
                                                              --------------------------------
Weighted average number of shares outstanding (See Note K
   (2)).....................................................    710,747,187       710,747,187
Combined earnings per share before cumulative effect of
accounting changes..........................................           0.07              0.08
Cumulative effect of accounting changes per share...........          (0.02)            (0.00)
Combined earnings per share in accordance with US GAAP......           0.05              0.08
----------------------------------------------------------------------------------------------

CONDENSED COMBINED CONSOLIDATED INTERIM CASH FLOW

----------------------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD ENDED JUNE 30,
                                                              --------------------------------
                                                                   2002              2001
----------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
Net cash provided by operating activities...................         23,983           173,795
Net cash used in investing activities.......................        (48,139)          (87,191)
Net cash provided by (used in) financing activities.........         54,955           (41,587)
Net increase in cash and cash equivalents...................         30,799            45,017
----------------------------------------------------------------------------------------------

29. OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

The following is a summary of additional financial statement disclosures required under US GAAP:

(A) INCOME TAXES

Tenaris's deferred income taxes under US GAAP (based on a US GAAP balance sheet) are as follows:

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Deferred tax assets
Tax loss carry-forwards.....................................      2,080           8,310
Allowance for doubtful accounts and other...................      7,540           9,616
Other receivables...........................................     14,495          13,127
Investments.................................................         46             151
Vacation accrual and others.................................      1,728           3,978
Provision for lawsuits and other............................      6,781          16,919
Other temporary differences.................................     34,543          31,329
                                                              -----------------------------
                                                                 67,213          83,430
                                                              -----------------------------
Deferred tax liabilities
Fixed assets................................................   (224,363)       (256,162)
Inventories.................................................    (42,354)        (51,429)
Other temporary differences.................................     (3,538)         (2,467)
                                                              -----------------------------
                                                               (270,255)       (310,058)
                                                              -----------------------------
Total gross deferred tax liabilities........................   (203,042)       (226,628)
Valuation allowance.........................................     (1,070)         (1,031)
                                                              -----------------------------
Net deferred tax liabilities................................   (204,112)       (227,659)
-------------------------------------------------------------------------------------------

Of the outstanding balance at June 30, 2002 USD11,345 are current.

Valuation allowances are provided for future benefits and to the extent realization of those benefits does not meet the "more likely than not" test. No uses or retirements of valuation allowances have been made during the six-month period ended June 30, 2002 and 2001.

The tax loss carryforwards at June 30, 2002, expire as follows:

--------------------------------------------------------------------
EXPIRATION DATE                                               AMOUNT
--------------------------------------------------------------------
June 30, 2007...............................................  1,025
June 30, 2008...............................................  1,011
Not subject to expiration...................................     44
                                                              -----
Total.......................................................  2,080
--------------------------------------------------------------------

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate, as follows:

----------------------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD ENDED JUNE 30,
                                                              --------------------------------
                                                                2002                  2001
----------------------------------------------------------------------------------------------
                                                                                  (UNAUDITED)
Income tax (benefit) expense at statutory rate on pre-tax
income in accordance with US GAAP...........................   65,232                  54,015
Permanent differences:
   Tax reimbursements on exports............................   (3,085)                 (7,107)
   Equity in earnings (losses), net of affiliated
      companies.............................................   (1,448)                  3,317
   Goodwill.................................................    8,565                       -
   Others...................................................   13,927                   5,126
                                                              --------------------------------
Income tax expense in accordance with US GAAP...............   83,191                  55,351
----------------------------------------------------------------------------------------------

(B) STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME UNDER US GAAP

Tenaris uses SFAS No. 130, "Reporting Comprehensive Income", which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

----------------------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD ENDED JUNE 30,
                                                              --------------------------------
                                                                2002                  2001
----------------------------------------------------------------------------------------------
Net income..................................................   34,713                  55,777
Other comprehensive income
   Foreign currency translation adjustment..................  (43,932)                 (2,052)
   Available-for-sale financial assets changes in fair
      value.................................................      801                       -
                                                              --------------------------------
Total other comprehensive loss..............................  (43,131)                 (2,052)
                                                              --------------------------------
Comprehensive (loss) income.................................   (8,418)                 53,725
----------------------------------------------------------------------------------------------

The accumulated balances related to each component of other comprehensive income were as follows:

-------------------------------------------------------------------------------------------
                                                                                    FOREIGN
                                                                     CURRENCIES TRANSLATION
                                                                     ADJUSTMENT AT JUNE 30,
                                                              -----------------------------
                                                                 2002            2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
Balance at the beginning of the period......................      122,534           132,577
Adjustment of the period....................................      (43,932)           (2,052)
                                                              -----------------------------
Balance at the end of the period............................       78,602           130,525
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                                         AVAILABLE-FOR-SALE
                                                                          FINANCIAL ASSETS'
                                                                            CHANGES IN FAIR
                                                                          VALUE AT JUNE 30,
                                                              -----------------------------
                                                                 2002            2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
Balance at the beginning of the period......................            -                 -
Adjustment of the period....................................          801                 -
                                                              -----------------------------
Balance at the end of the period............................          801                 -
-------------------------------------------------------------------------------------------

(C) SUMMARIZED FINANCIAL INFORMATION OF SIGNIFICANT ASSOCIATED COMPANIES IN ACCORDANCE WITH IAS

DALMINE

-------------------------------------------------------------------------------------------
                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2002            2001
-------------------------------------------------------------------------------------------
Current assets..............................................      512,014           446,482
Non-current assets..........................................      460,434           425,023
                                                              -----------------------------
                                                                  972,448           871,505
                                                              -----------------------------
Current liabilities.........................................      474,563           420,162
Non-current liabilities.....................................      259,853           254,759
Minority interest...........................................         (139)              522
Shareholders' equity........................................      238,171           196,062
                                                              -----------------------------
                                                                  972,448           871,505
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                                     SIX-MONTH PERIOD ENDED
                                                                                   JUNE 30,
                                                              -----------------------------
                                                                 2002            2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
Net sales...................................................      407,152           384,943
Gross profit................................................       87,192            83,977
Net ordinary income for the period..........................       37,892            16,932
Net income..................................................       20,187             8,041
-------------------------------------------------------------------------------------------

The exchange rate used for:

- The Euro exchange rate was 0.9876 for June 30, 2002, and the average exchange rate was 0.9391.

(D) SUPPLEMENTARY INFORMATION ON THE STATEMENT OF CASH FLOWS

-------------------------------------------------------------------------------------------
                                                                     SIX-MONTH PERIOD ENDED
                                                                                   JUNE 30,
                                                              -----------------------------
                                                                 2002            2001
-------------------------------------------------------------------------------------------
                                                                       (UNAUDITED)
Cash payments:
   Income tax...............................................       64,223            35,227
   Interest.................................................        5,540             9,900
Cash and cash equivalents includes:
   Cash and banks...........................................      178,260            67,587
   Short-term investments (original maturity less than 90
      days).................................................       56,858            69,281
                                                              -----------------------------
                                                                  235,118           136,868
-------------------------------------------------------------------------------------------

(E) ADOPTION OF SFAS 142

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This statement changes the accounting for goodwill and intangible assets.

Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, with no maximum life. In addition, SFAS 142 changes the test for goodwill impairment.

The new impairment test for goodwill is a two-step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss is measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001.

Goodwill at December 31, 2001 was approximately USD24,472 million and relates to the seamless tubes segment in Mexico. The Company has evaluated whether goodwill was impaired at January 1, 2002. As a consequence of that assessment, a non-cash after-tax charge has been recorded for the amount of the impairment. This initial impairment charge is shown in the quantitive reconciliation to US GAAP recorded as a cumulative effect of a change in accounting principle in the Company's results for the six-month period ended June 30, 2002. Effective January 1, 2002, in accordance with this pronouncement, the Company ceased the amortization of goodwill under US GAAP.

The effect of the adoption of SFAS No. 142 as of January 1, 2002 is summarized in the following table:

-------------------------------------------------------------------------------------------
                                                                            JANUARY 1, 2002
                                                              -----------------------------
                                                              GROSS CARRYING   ACCUMULATED
                                                                  AMOUNT       AMORTIZATION
-------------------------------------------------------------------------------------------
Goodwill....................................................          30,389        (5,917)
-------------------------------------------------------------------------------------------

As required by SFAS No. 142 the results for the prior year's six-month period have not been restated. A reconciliation of net income as if SFAS No. 142 had been adopted for the six-month period ended June 30, 2001 is presented below:

---------------------------------------------------------------------------------
                                                                 SIX-MONTH PERIOD
                                                              ENDED JUNE 30, 2001
---------------------------------------------------------------------------------
                                                                      (UNAUDITED)
Net income before adoption of SFAS 142......................               55,777
Add back: Goodwill amortization.............................                1,088
                                                              -------------------
Adjusted net income.........................................               56,865
                                                              -------------------
Weighted average number of shares outstanding (See Note
  K(2)).....................................................          710,747,187
Combined earnings per share.................................                 0.08
---------------------------------------------------------------------------------

30. IMPACT OF NEW US GAAP ACCOUNTING STANDARDS NOT YET ADOPTED

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS No. 143 is required to be adopted for the fiscal year beginning January 1, 2003. Management has not yet assessed the impact on Tenaris's combined consolidated interim financial statements of the adoption of this new standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS No. 144 requires the depreciable life of an asset to be abandoned to be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discounted operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS No. 144 is effective January 1, 2002. Management has assessed that the impact on Tenaris's combined consolidated interim financial statements will not be material.

[PriceWaterhouseCoopers Letterhead]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tenaris S.A.

In our opinion the accompanying combined consolidated balance sheet and the related combined consolidated statements of income, of cash flows and of changes in shareholders' equity, all expressed in US dollars, present fairly, in all material respects the financial position of Tenaris S.A. and its subsidiaries at December 31, 2001, 2000 and 1999, and the result of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with international accounting standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on their financial statements based on our audits. We conducted our audits of the combined consolidated financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

International accounting standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of combined consolidated net income expressed in US dollars for each of the two years in the period ended December 31, 2001, and the determination of combined consolidated shareholders' equity also expressed in US dollars at December 31, 2001 and 2000 to the extent summarized in Note 28 to the combined consolidated financial statements.

PricewaterhouseCoopers S.a.r.l.                     Luxembourg, October 18, 2002
Reviseur d'entreprises
Represented by

/s/ IAN WHITECOURT
------------------------
Ian Whitecourt

                                  TENARIS S.A.
                     COMBINED CONSOLIDATED INCOME STATEMENT

-----------------------------------------------------------------------------------------------
                                                                        YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
        (ALL AMOUNTS IN USD THOUSANDS)          NOTES      2001          2000          1999
-----------------------------------------------------------------------------------------------
Net sales.....................................      1     3,119,343     2,311,290     1,835,211
Cost of sales.................................      2    (2,165,568)   (1,692,412)   (1,481,552)
                                                -----------------------------------------------
Gross profit..................................              953,775       618,878       353,659
Selling, general and administrative
expenses......................................      3      (447,791)     (383,588)     (306,471)
Other operating income........................      5(I)         585       11,690         2,091
Other operating expenses......................      5(II)     (64,937)      (5,813)     (57,175)
                                                -----------------------------------------------
Operating income..............................              441,632       241,167        (7,896)
Financial income (expenses), net..............      6       (25,595)      (47,923)      (37,118)
                                                -----------------------------------------------
Income (loss) before income tax and equity in
earnings (losses) of associated companies.....              416,037       193,244       (45,014)
Equity in (losses) of associated companies....     10       (41,296)       (3,827)      (39,296)
                                                -----------------------------------------------
Income (loss) before income tax and minority
interest......................................              374,741       189,417       (84,310)
Income tax....................................      7(I)    (108,956)     (63,299)       (6,065)
Effect of currency translation on tax base....      7(II)    (109,882)      (2,011)      (2,961)
                                                -----------------------------------------------
Net income (loss) before minority interest....              155,903       124,107       (93,336)
Minority interest in Exchange Companies(1)....     24(I)     (58,981)     (51,102)       47,506
Minority interest in other subsidiaries(1)....     24(II)     (15,576)       3,701       (8,985)
                                                -----------------------------------------------
Net income (loss).............................               81,346        76,706       (54,815)
                                                -----------------------------------------------
Weighted average number of shares outstanding
(See Note K(2))...............................          710,747,187   710,747,187   710,747,187
Combined earnings (loss) per share............                 0.11          0.11         (0.08)
-----------------------------------------------------------------------------------------------

(1) Total minority interest is calculated in accordance with IAS 27, based on the participation of the minority shareholders in the combined consolidated subsidiaries during each year and disclosed as follows:

  - Minority interest in Exchange Companies represents the participation of minority shareholders in the Exchange Companies (as defined in Note A(1)).

  - Minority interest in other subsidiaries represents the participation of minority shareholders in combined consolidated subsidiaries (including Confab Industrial S.A., NKKTubes K.K. and Tubos de Acero de Venezuela S.A.) other than the Exchange Companies.

The accompanying notes are an integral part of these combined consolidated financial statements.

                                  TENARIS S.A.
                      COMBINED CONSOLIDATED BALANCE SHEET

----------------------------------------------------------------------------------------------------------------
(ALL AMOUNTS IN USD THOUSANDS)     NOTES       DECEMBER 31, 2001       DECEMBER 31, 2000       DECEMBER 31, 1999
----------------------------------------------------------------------------------------------------------------
ASSETS
NON-CURRENT ASSETS
   Property, plant and equipment,
   net...........................      8   1,971,318               1,941,814               1,909,924
   Intangible assets, net........      9      47,631                  35,482                   5,263
   Investments in associated
   companies.....................     10      27,983                 140,726                 118,080
   Other Investments.............     11     127,202                  23,600                  21,379
   Deferred tax assets...........     18      24,187                  17,383                  28,680
   Effect of currency translation
   on tax base...................     18           -                  20,322                  23,283
   Receivables...................     12      20,497   2,218,818      45,463   2,224,790      49,632   2,156,241
                                           ---------               ---------               ---------
CURRENT ASSETS
   Inventories...................     13     735,574                 681,510                 556,143
   Receivables...................     14     124,221                 130,493                 141,471
   Trade receivables.............     15     545,527                 510,854                 481,696
   Cash and cash equivalents.....     16     213,814   1,619,136      96,890   1,419,747      90,799   1,270,109
                                           ---------------------------------------------------------------------
TOTAL ASSETS.....................                      3,837,954               3,644,537               3,426,350
                                                       ---------               ---------               ---------
EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY.............                        875,401                 925,358                 954,864
MINORITY INTEREST IN EXCHANGE
COMPANIES(1).....................     24(I)              807,692                 817,783                 884,172
MINORITY INTEREST IN
SUBSIDIARIES(1)..................     24(II)             111,289                 101,927                  94,895
NON-CURRENT LIABILITIES
   Borrowings....................     17     393,051                 355,628                 212,012
   Deferred tax liabilities......     18     262,963                 292,849                 290,727
   Effect of currency translation
   on tax base...................             89,560                       -                       -
   Other liabilities.............     19(I)   153,458                148,283                 151,021
   Provisions....................     20      38,080                  36,475                  45,943
   Trade payables................             21,547     958,659      14,790     848,025           -     699,703
                                           ---------               ---------               ---------
CURRENT LIABILITIES
   Borrowings....................     17     372,416                 426,184                 394,700
   Current tax liabilities.......             60,150                  58,893                  48,072
   Other liabilities.............     19(II)   168,087                81,312                 106,337
   Provisions....................     21      60,246                  25,333                  21,956
   Trade payables................            424,014   1,084,913     359,722     951,444     221,651     792,716
                                           ---------------------------------------------------------------------
TOTAL LIABILITIES................                      2,043,572               1,799,469               1,492,419
                                                       ---------               ---------               ---------
TOTAL EQUITY AND LIABILITIES.....                      3,837,954               3,644,537               3,426,350
                                                       ---------               ---------               ---------
Contingencies, commitments and
restrictions on the distribution
of profits (Note 23)

--------------------------------------------------------------------------------

(1) Total minority interest is calculated in accordance with IAS 27, based on the participation of the minority shareholders in the combined consolidated subsidiaries during each year and disclosed as follows:
-Minority interest in Exchange Companies represents the participation of minority shareholders in the Exchange Companies (as defined in Note A(1)). -Minority interest in other subsidiaries represents the participation of minority shareholders in combined consolidated subsidiaries (including Confab Industrial S.A., NKKTubes K.K. and Tubos de Acero de Venezuela S.A.) other than the Exchange Companies.

The accompanying notes are an integral part of these combined consolidated financial statements.

                                  TENARIS S.A.
                       COMBINED CONSOLIDATED STATEMENT OF
                        CHANGES IN SHAREHOLDERS' EQUITY

------------------------------------------------------------------------
(ALL AMOUNTS IN USD THOUSANDS)                                     TOTAL
------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999
  Balance at January 1, 1999................................   1,114,664
  Currency translation differences..........................      (3,741)
  Change in ownership in Exchange Companies.................      (8,172)
  Dividends paid in cash and in kind........................     (93,072)
  Net loss..................................................     (54,815)
                                                               ---------
  Balance at December 31, 1999..............................     954,864
                                                               ---------
YEAR ENDED DECEMBER 31, 2000
  Balance at January 1, 2000................................     954,864
  Currency translation differences..........................      (7,061)
  Change in ownership in Exchange Companies.................      11,617
  Dividends paid in cash....................................    (110,768)
  Net income................................................      76,706
                                                               ---------
  Balance at December 31, 2000..............................     925,358
                                                               ---------
YEAR ENDED DECEMBER 31, 2001
  Balance at January 1, 2001................................     925,358
  Effect of adopting IAS 39 (Note 22).......................      (1,007)
  Currency translation differences..........................     (10,453)
  Change in ownership in Exchange Companies.................     (10,558)
  Dividends paid in cash and in kind........................    (109,285)
  Net income................................................      81,346
                                                               ---------
  Balance at December 31, 2001..............................     875,401
------------------------------------------------------------------------

The accompanying notes are an integral part of these combined consolidated financial statements.

                                  TENARIS S.A.
                   COMBINED CONSOLIDATED CASH FLOW STATEMENT

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------
(ALL AMOUNTS IN USD THOUSANDS)                        NOTES       2001       2000       1999
--------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year......................            81,346     76,706    (54,815)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
   Depreciation of property, plant and equipment....    8      148,939    148,640    162,819
   Amortization of intangible assets................    9       12,771      8,003      3,028
   Provision from BHP Proceedings...................   23(1)    41,061          -          -
   Equity in losses of associated companies.........   10       41,296      3,827     39,296
   Minority interest in net loss (income) of
   Exchange Companies...............................   24(I)    58,981     51,102    (47,506)
   Minority interest in net loss (income) of
   subsidiaries.....................................   24(II)   15,576     (3,701)     8,985
   Allowance for doubtful accounts..................             5,372      4,905      4,544
   Allowance for receivables........................            13,617      4,564      9,539
   Provision for legal claims and contingencies and
   restructuring--non current.......................   20       12,113      5,119     13,367
   Provision for obsolescence.......................    2        6,985      3,963      7,789
   Voluntary redundancy plan........................    5(II)        -          -     46,209
   Provision for legal claims and contingencies and
   restructuring--current...........................    5(II)    7,666          -          -
   Income tax.......................................    7(I)   108,956     63,299      6,065
   Effect of currency translation on tax base.......    7(II)  109,882      2,011      2,961
   Interest expenses................................    6       43,676     36,148     42,286
   Interest income..................................    6       (2,586)   (17,017)   (26,528)
   Decrease (increase) in assets
      Trade receivables.............................           (40,045)   (34,063)   267,237
      Inventories...................................           (61,049)  (129,330)   120,473
      Other assets..................................            18,468      5,416    (38,929)
      Dividends received from associated
      companies.....................................   10            -      1,489      4,282
   Increase (decrease) in liabilities
      Trade payables and provisions.................            71,049    152,861   (288,505)
      Other liabilities.............................           (40,751)     5,986    (72,322)
      Legal claims and contingencies paid and
      restructuring payments........................   20       (5,187)   (15,079)    (3,641)
                                                              ------------------------------
   Cash provided by operations......................           648,136    374,849    206,634
                                                              ------------------------------
Carried forward.....................................           648,136    374,849    206,634
                                                              ------------------------------

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------
(ALL AMOUNTS IN USD THOUSANDS)                        NOTES       2001       2000       1999
--------------------------------------------------------------------------------------------
Brought forward.....................................           648,136    374,849    206,634
                                                              ------------------------------
Income tax paid.....................................           (69,648)   (61,093)   (50,574)
Interest paid.......................................           (34,260)   (39,561)   (40,362)
                                                              ------------------------------
NET CASH PROVIDED BY OPERATIONS.....................           544,228    274,195    115,698
                                                              ------------------------------
CASH FLOWS FROM INVESTMENT ACTIVITIES
Additions of property, plant and equipment..........    8     (200,011)  (225,851)  (109,705)
Proceeds from disposition of property, plant and
equipment...........................................    8       39,893     26,385     14,860
Additions of intangible assets......................    9      (22,838)   (39,458)    (3,844)
Acquisitions of investments in associated
companies...........................................   10            -    (28,592)         -
Acquisitions of subsidiary, net of cash acquired....   25            -          -     49,961
Proceeds from sales of investments in associated
companies...........................................   10        2,054          -          -
Proceeds from sales of investments under cost
method..............................................                 -      3,754          -
Acquisition of trust fund...........................   26(V)  (103,438)         -          -
                                                              ------------------------------
NET CASH USED IN INVESTMENT ACTIVITIES..............          (284,340)  (263,762)   (48,728)
                                                              ------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Minority interest in Exchange Companies.............   24(I)   (43,538)  (114,217)   (24,751)
Minority interest in subsidiaries...................   24(II)   (3,084)    10,870    (49,072)
Dividends paid in cash..............................           (66,090)  (110,768)   (37,888)
Change in ownership in Exchange Companies...........           (10,558)    11,617     (8,172)
Proceeds from borrowings............................           253,071    450,664    149,772
Repayments of borrowings............................          (267,822)  (242,148)  (237,239)
                                                              ------------------------------
NET CASH (USED IN) PROVIDED BY FINANCING
ACTIVITIES..........................................          (138,021)     6,018   (207,350)
                                                              ------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....           121,867     16,451   (140,380)
                                                              ------------------------------
MOVEMENT IN CASH AND CASH EQUIVALENTS
At beginning of year................................   16       96,890     90,799    227,515
Effect of exchange rate changes on cash and cash
equivalents.........................................            (4,943)   (10,360)     3,664
Increase (decrease).................................           121,867     16,451   (140,380)
At December 31......................................   16      213,814     96,890     90,799
                                                              ------------------------------
NON-CASH FINANCING ACTIVITY:
Dividends paid in kind to majority shareholders
(shares of Siderar).................................            43,195          -     55,184
Dividends paid in kind to minority interest (shares
of Siderar).........................................            17,497                20,816
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these combined consolidated financial statements.

                                  TENARIS S.A.
                              ACCOUNTING POLICIES

INDEX TO ACCOUNTING POLICIES

A      Business of the Company and basis of presentation
B      Group accounting
C      Use of estimates
D      Property, plant and equipment
E      Impairment
F      Intangible assets
G      Other investments
H      Inventories
I      Trade receivables
J      Cash and cash equivalents
K      Shareholders' equity
L      Borrowings
M      Deferred income taxes
N      Employee liabilities
O      Provisions
P      Revenue recognition
Q      Financial instruments
R      Summary of significant differences between International
       Accounting Standards (IAS) and Generally Accepted Accounting
       Principles in the United States of America (US GAAP)
S      Summary of significant differences between International
       Accounting Standards (IAS) and Argentine GAAP, Mexican GAAP
       and Italian GAAP

                                  TENARIS S.A.
                              ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these combined consolidated financial statements:

A. BUSINESS OF THE COMPANY AND BASIS OF PRESENTATION

(1) BUSINESS OF THE COMPANY

Tenaris S.A. (the "Company"), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies.

As of December 31, 2001, the Company held, through a wholly-owned subsidiary, Invertub S.A. ("Invertub"), investments in Siderca S.A.I.C. ("Siderca") (19.21%), Metalmecanica S.A. ("Metalmecanica") (27.00%), Metalcentro S.A. ("Metalcentro") (52.00%) and other minor investments. All of these investments were previously held, directly or indirectly, by San Faustin N.V. ("San Faustin"), a Netherlands Antilles company, that directly or indirectly holds all the shares of the Company.

On October 18, 2002, Sidertubes S.A. ("Sidertubes"), a wholly-owned subsidiary of San Faustin, contributed all of its assets and liabilities to the Company in exchange for shares in the Company. The assets of Sidertubes contributed to the Company pursuant to the reorganization include the shares that Sidertubes held directly in Siderca (51.96%), Tubos de Acero de Mexico S.A. ("Tamsa") (6.68%), Dalmine S.p.A. ("Dalmine") (0.22%) and Abeluz S.A., a company that, if the exchange offer is successful, will be renamed Tenaris Global Services S.A. ("Tenaris Global Services") (100%). Siderca holds an additional 43.83% of Tamsa, an additional 47.00% of Dalmine, an additional 73.00% of Metalmecanica and an additional 48.00% of Metalcentro.

The remaining interests in Siderca, Tamsa and Dalmine are held by the public in the form of shares or ADSs. Accordingly, Siderca, Tamsa and Dalmine (the "Exchange Companies") are the subject of a proposed exchange offer by the Company.

Because the Exchange Companies and Tenaris Global Services are under the common control of Sidertubes (and, indirectly, of Sidertubes' ultimate parent, San Faustin), their consolidated financial statements have been retroactively combined with those of the Company and presented as one company ("Tenaris") in these combined consolidated financial statements. The financial statements of those companies which are under the common control of the Company, the Exchange Companies or Tenaris Global Services on a combined basis but that are not a consolidated subsidiary of any one of them have also been consolidated within these combined consolidated financial statements.

Detailed below are the companies whose consolidated financial statements have been included in these combined consolidated financial statements, and the percentage of ownership and voting rights held, directly or indirectly, by San Faustin in these companies at the end of each year indicated.

See note B.(6) for the list of companies under the common control of the Exchange Companies, on a combined basis, but which are not consolidated subsidiaries of any of them. Financial statements of those companies have also been combined.

-----------------------------------------------------------------------------------------------------
                                                                   PERCENTAGE OF OWNERSHIP AND VOTING
                                                                               RIGHTS AT DECEMBER 31,
                          COUNTRY OF                             ------------------------------------
        COMPANY          ORGANIZATION       MAIN ACTIVITY           2001         2000         1999
-----------------------------------------------------------------------------------------------------
Tenaris S.A.             Luxembourg     Holding of investments    100.00%      100.00%      100.00%
                                        in steel pipe
                                        manufacturing and
                                        distributing companies

Siderca (see note B.2)   Argentina      Manufacturing of           71.17%       72.61%       72.61%
                                        seamless steel pipes

Tamsa (see note B.3)     Mexico         Manufacturing of           50.51%       46.18%       39.27%
                                        seamless steel pipes

Dalmine (see note B.4)   Italy          Manufacturing of           47.22%       47.22%       47.22%
                                        seamless steel pipes

Tenaris Global Services  Uruguay        Holding of investments    100.00%      100.00%      100.00%
(and predecessors) (see                 in steel pipe
note B.5)                               distributing companies
-----------------------------------------------------------------------------------------------------

(2) BASIS OF PRESENTATION OF THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The combined consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the Standing Interpretations Committee ("SIC") of the IASB. A summary of significant differences between IAS and generally accepted accounting principles in the United States of America ("US GAAP") is included in Notes R and 28. The combined consolidated financial statements are presented in U.S. dollars ("USD").

The combined consolidated financial statements combine the financial statements of the Company with the Exchange Companies, Tenaris Global Services, their respective subsidiaries and other companies under common control.

The percentages of ownership and voting rights considered in the preparation of these combined consolidated financial statements correspond to those of San Faustin at each year end.

The assets and liabilities of the Exchange Companies have been accounted for at the relevant predecessor's cost, reflecting the carrying amount of such assets and liabilities contributed to the Company. Accordingly, the combined consolidated financial statements include the financial statements of the Exchange Companies at historical book values on a carryover basis as though the contribution had taken place on January 1, 1999, and no adjustment has been made to reflect fair values at the time of the contribution.

The financial statements included in these combined consolidated financial statements include for the twelve months ended December 31, 2001, 2000 and 1999 the financial statements for the corresponding twelve months of Siderca, Tamsa, Dalmine, Tenaris Global Services, their respective consolidated subsidiaries and those other companies listed in Note B(6) whose financial statements have been included therein.

Certain reclassifications of balances and elimination of all material intercompany transactions and balances between the Company and the other combined companies and their respective subsidiaries have been made.

(3) FIRST-TIME APPLICATION OF IAS

IAS have been adopted by the Company for the first time to prepare the combined consolidated financial statements. The provisions set out in Standing Interpretations Committee Interpretation N(LOGO)8 (SIC 8) "First Time Application of IAS as the Primary Basis of Accounting" have been observed when preparing these combined consolidated financial statements. The following new or revised standards have been voluntarily adopted in 1999 before their effective dates:

-IAS 16 (revised 1998):  Property, Plant and Equipment

-IAS 22 (revised 1998):  Business Combinations

-IAS 36:  Impairment of assets

-IAS 37:  Provisions, Contingent Liabilities and Contingent Assets; and

-IAS 38:  Intangible Assets

Additionally, Tenaris has adopted IAS 10 (revised 1999) "Events occurring after the Balance Sheet Date" for the year ended December 31, 2000 and IAS 39 "Financial Instruments: Recognition and Measurement" for the year ended December 31, 2001.

B. GROUP ACCOUNTING

(1) SUBSIDIARY COMPANIES

These combined consolidated financial statements combine the financial statements of Tenaris's subsidiary companies. Subsidiary companies are those entities in which San Faustin has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operations.

Dalmine and Tamsa are subsidiaries in which the San Faustin does not or did not own more than 50% of the voting rights (although San Faustin has owned more than 50% of Tamsa since 2001--see Note A(1)). These companies are consolidated, however, due to the control exercised by San Faustin through the appointment of the majority of the directors and key management.

All intercompany transactions, balances and unrealized results on transactions between San Faustin companies forming part of Tenaris are eliminated, to the extent of San Faustin's interest in those subsidiary companies. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by Tenaris.

(2) SUBSIDIARIES OF SIDERCA

The consolidated financial statements of Siderca include the financial statements of Siderca and its subsidiaries, which are shown below:

------------------------------------------------------------------------------------------------
                                                                   % OWNERSHIP AND VOTING RIGHTS
                             COUNTRY OF                           ------------------------------
         COMPANY            ORGANIZATION      MAIN ACTIVITY         2001       2000       1999
------------------------------------------------------------------------------------------------
NKKTubes K.K.(i)            Japan          Manufacturing of        51.00%     51.00%          -
                                           seamless steel pipes
Algoma Tubes Inc.(ai)       Canada         Manufacturing of        80.00%     80.00%          -
                                           seamless steel pipes
Confab Industrial S.A. and  Brazil         Manufacturing of        38.99%     38.99%     38.99%
subsidiaries(b)                            welded steel pipes
                                           and capital goods
Siat S.A.(c)                Argentina      Manufacturing of        70.00%     70.00%     70.00%
                                           welded steel pipes
Metalmecanica S.A.(d)       Argentina      Manufacturing steel     73.00%     73.00%     73.00%
                                           products for oil
                                           extraction
Scrapservice S.A.           Argentina      Processing of scrap     74.84%     74.84%     74.84%
Texas Pipe Threaders Co.    U.S.A.         Finishing and          100.00%    100.00%    100.00%
                                           marketing of steel
                                           pipes.
Siderca Corporation(e)      U.S.A.         Marketing of steel           -          -     93.00%
                                           products
Socover S.A.(f)             Mexico         Sale of seamless             -     99.33%     99.33%
                                           steel pipe
Siderca Denmark A.p.S.      Denmark        Holding company        100.00%    100.00%          -
Siderca International       Denmark        Holding company        100.00%    100.00%    100.00%
   A.p.S.
Techint Investment          Netherlands    Holding company        100.00%    100.00%    100.00%
Netherlands B.V.
Sidtam Limited LLC(g)       U.S.A.         Holding company         51.00%     51.00%     51.00%
Cometarsa S.A.I.C.(h)       Argentina      Manufacturing of             -          -    100.00%
                                           capital goods
------------------------------------------------------------------------------------------------

(a) Tamsa holds the remaining 20.00% of Algoma Tubes Inc.'s ("Algoma") capital stock and voting rights which is also consolidated in these combined consolidated financial statements.

(b) The percentage shown in this line corresponds to the participation in capital stock. Siderca owns 99.22% of the voting shares.

(c) Confab Industrial S.A. ("Confab") holds the remaining 30.00% of Siat S.A.'s ("Siat") capital stock and voting rights.

(d) The Company holds the remaining 27.00% of Metalmecanica's capital stock and voting rights.

(e) Siderca sold this investment to the predecessor of Tenaris Global Services during 2000.

(f) Siderca sold this investment to Tamsa during 2001.

(g) Tamsa holds the remaining 49.00% of Sidtam Limited LLC's ("Sidtam") capital stock and voting rights.

(h) Merger by absorption of Cometarsa S.A.I.C. ("Cometarsa") into Siderca during 2000.

(i) Companies organized by Siderca.

(3) SUBSIDIARIES OF TAMSA

The consolidated financial statements of Tamsa include the financial statements of Tamsa and its subsidiaries, which are shown below:

------------------------------------------------------------------------------------------------
                                                                   % OWNERSHIP AND VOTING RIGHTS
                             COUNTRY OF                           ------------------------------
         COMPANY            ORGANIZATION      MAIN ACTIVITY           2001       2000     1999
------------------------------------------------------------------------------------------------
Tamsider S.A. and           Mexico         Promotion and          100.00%    100.00%    100.00%
subsidiaries                               organization of
                                           steel-related
                                           companies
Inmobiliaria Tamsa S.A.     Mexico         Leasing of real        100.00%    100.00%    100.00%
                                           estate
Tubos de Acero de           Venezuela      Manufacturing of        70.00%     70.00%     70.00%
Venezuela S.A. (Tavsa)                     seamless steel pipes
Corporacion Tamsa S.A.      Mexico         Sale of seamless       100.00%    100.00%    100.00%
                                           steel pipe
Tamtrade S.A.               Mexico         Sale of seamless       100.00%    100.00%    100.00%
                                           steel pipe
Empresas Riga S.A.(a)       Mexico         Manufacturing of       100.00%          -          -
                                           welded fittings for
                                           seamless steel pipes
Socover S.A.(b)             Mexico         Sale of seamless       100.00%          -          -
                                           steel pipe
Algoma Tubes Inc.(c)        Canada         Manufacturing of        20.00%     20.00%          -
                                           seamless steel pipes
------------------------------------------------------------------------------------------------

(a) Company acquired during 2001.

(b) Shares acquired from Siderca during 2001.

(c) Siderca holds the remaining 80.00% of AlgomaTubes' capital stock and voting rights.

(4) SUBSIDIARIES OF DALMINE

The consolidated financial statements of Dalmine include the financial statements of Dalmine and its subsidiaries, which are shown below:

------------------------------------------------------------------------------------------------
                                                                   % OWNERSHIP AND VOTING RIGHTS
                             COUNTRY OF                           ------------------------------
         COMPANY            ORGANIZATION      MAIN ACTIVITY           2001       2000     1999
------------------------------------------------------------------------------------------------
Dalmine Energie S.r.l.(a)   Italy          Marketing of           100.00%    100.00%          -
                                           electricity and gas
i-Dalmine S.p.A.(a)         Italy          Network information     85.00%     85.00%          -
                                           and telematic
                                           systems
SO.PAR.FI. Dalmine Holding  Luxembourg     Holding company        100.00%    100.00%    100.00%
S.A.
Dalmine Holding B.V.        Netherlands    Holding company        100.00%    100.00%    100.00%
Dalmine France Sarl         France         Marketing of steel     100.00%    100.00%    100.00%
                                           products
Dalmine Benelux B.V.        Netherlands    Marketing of steel     100.00%    100.00%    100.00%
                                           products
Quality Tubes Ltd.          United         Marketing of steel     100.00%    100.00%     99.90%
                            Kingdom        products
Eurotube Ltd.               United         Marketing of steel     100.00%    100.00%    100.00%
                            Kingdom        products
Quickflo Services Ltd.(b)   United         Marketing of steel     100.00%    100.00%     66.66%
                            Kingdom        products
Dalmine Deutschland Gmbh    Germany        Marketing of steel      70.00%     70.00%     70.00%
                                           products
Tubicar S.p.A(c)            Italy          Production of cold           -          -     56.75%
                                           drawn pipes
Tad Chacin S.A.(d)          Venezuela      Marketing of steel           -     80.00%     80.00%
                                           products
Tad Far East Ltd.(d)        Singapore      Marketing of steel           -     55.00%     55.00%
                                           products
Metal Tad Venezuela(e)      Venezuela      Marketing of steel     100.00%    100.00%    100.00%
                                           products
Dalmine Canada Ltd.(e)      Canada         Marketing of steel     100.00%    100.00%    100.00%
                                           products
Tad USA Inc.(e)             U.S.A.         Marketing of steel     100.00%    100.00%    100.00%
                                           products
Tad Metal Iberica           Spain          Marketing of steel           -    100.00%    100.00%
   S.r.l.(f)                               products
------------------------------------------------------------------------------------------------

(a) Companies organized by Dalmine.

(b) During 2000, shares in Quickflo Services Ltd. ("Quickflo") (33.33%) were purchased from third parties.

(c) During 2000, shares in Tubicar S.p.A. ("Tubicar") (43.25%) were purchased from third parties. At December 31, 2000, Tubicar was merged into Dalmine S.p.A.

(d) Dalmine sold this investment to Tenaris Global Services during 2001.

(e) Ceased operations during 2001. In process of liquidation.

(f) Liquidated during 2001.

(5) SUBSIDIARIES OF TENARIS GLOBAL SERVICES

The consolidated financial statements of Tenaris Global Services or its predecessors, which were also subsidiaries of Sidertubes, include the financial statements of Tenaris Global Services and its subsidiaries, which are shown below:

------------------------------------------------------------------------------------------
                                                             % OWNERSHIP AND VOTING RIGHTS
                           COUNTRY OF                       ------------------------------
        COMPANY           ORGANIZATION     MAIN ACTIVITY        2001       2000     1999
------------------------------------------------------------------------------------------
DST Europe Ltd.(a)       United Kingdom   Marketing of      100.00%          -          -
                                          steel products
Tenaris Global Services  Netherlands      Sales agent of    100.00%          -          -
B.V.(a)                                   steel products
Techintrade Ltd.(a)      B.V.I.           Holding company   100.00%          -          -
Siderca Corporation(b)   U.S.A.           Marketing of      100.00%    100.00%          -
                                          steel products
DST Japan K.K.           Japan            Marketing of       99.83%     99.83%     99.83%
                                          steel products
DST Tubulars Inc.        Canada           Marketing of      100.00%    100.00%    100.00%
                                          steel products
Techintrade Norway AS    Norway           Marketing of      100.00%    100.00%    100.00%
                                          steel products
Socominter Trading Inc.  Panama           Marketing of      100.00%    100.00%    100.00%
                                          steel products
Socominter de Bolivia    Bolivia          Marketing of       99.00%     99.00%     99.00%
S.R.L                                     steel products
Socominter Soc. Com.     Chile            Marketing of       99.00%     99.00%     99.00%
Internacional Ltda.                       steel products
Socominter S.A.          Venezuela        Marketing of      100.00%    100.00%    100.00%
                                          steel products
Siderca Pte. Ltd.        Singapore        Marketing of      100.00%    100.00%    100.00%
                                          steel products
Tubular DST Nigeria      Nigeria          Marketing of      100.00%    100.00%    100.00%
Ltd.                                      steel products
Tad Chacin C.A.(c)       Venezuela        Marketing of      100.00%          -          -
                                          steel products
Socominter Far East      Singapore        Marketing of      100.00%          -          -
Ltd. (previously Tad                      steel products
Far East Ltd.)(d)
------------------------------------------------------------------------------------------

(a) Companies organized by Tenaris Global Services or its predecessors.

(b) 93% of shares acquired from Siderca and the remaining 7% acquired from third parties during 2000.

(c) 80% of shares acquired from Dalmine and the remaining 20% acquired from third parties during 2001.

(d) 55% of shares acquired from Dalmine and the remaining 45% acquired from third parties during 2001.

(6) OTHER SUBSIDIARIES

The combined consolidated financial statements of Tenaris also include the financial statements of the following companies:

-----------------------------------------------------------------------------------------------
                                                                  % OWNERSHIP AND VOTING RIGHTS
                            COUNTRY OF                           ------------------------------
         COMPANY           ORGANIZATION       MAIN ACTIVITY          2001       2000     1999
-----------------------------------------------------------------------------------------------
Metalcentro S.A.(a)        Argentina       Manufacturing of      100.00%    100.00%    100.00%
                                           pipe-end protectors
                                           and lateral impact
                                           tubes
Tenaris Connections A.G.   Liechtenstein   Ownership and         100.00%    100.00%    100.00%
and subsidiary(b)                          licensing of steel
                                           technology
Lomond Holdings B.V. and   Netherlands     Procurement            75.00%          -          -
subsidiaries(c)                            services for
                                           industrial
                                           companies
Information Systems and    Netherlands     Software               75.00%          -          -
Technologies B.V. and                      development and
subsidiaries(d)                            maintenance
-----------------------------------------------------------------------------------------------

(a) The Company holds, through Invertub, 52.00% of Metalcentro, and Siderca holds the remaining 48.00%.

(b) Siderca, Tamsa and Dalmine each hold 33.33% of Tenaris Connections A.G.

(c) Siderca, Tamsa and Dalmine each hold 25.00% of Lomond Holdings B.V.

(d) Siderca, Tamsa and Dalmine each hold 25.00% of Information Systems and Technologies B.V.

(7) ASSOCIATED COMPANIES

Investments in associated companies are accounted for by the equity method of accounting. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control (see Note B (1)). Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris's interest in the associated companies.

Tenaris's investments in shares of Consorcio Siderurgia Amazonia Ltd. ("Amazonia") (14.11% during 2001 and 2000 and 12.50% during 1999) and Siderar S.A.I.C. (10.71% until November 27, 2001) were also accounted for under the equity method as a result of San Faustin having additional ownership that represented a significant influence.

Management periodically evaluates the carrying value of its investments in associated companies for impairment. The carrying value of these investments is considered impaired when an other than temporary decrease in the value of the investments has occurred.

See note 10 for the list of principal associated companies.

(8) TRANSLATION OF FINANCIAL STATEMENTS IN CURRENCIES OTHER THAN THE U.S. DOLLAR; MEASUREMENT CURRENCIES

SIC-19 states that the measurement currency should provide information about the enterprise that is useful and reflects the economic substance of the underlying events and circumstances relevant to the enterprise.

The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that better reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currencies of the main companies combined in these financial statements are the respective local currencies. In the case of Siderca, however, the measurement currency is the U.S. dollar, because:

-sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;

-purchases are financed in U.S. dollars generated by financing or operating activities;

-most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

Income statements of subsidiary companies stated in currencies other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rates for the year, while balance sheets are translated at the exchange rates at December 31. Translation differences are recognized in shareholders' equity. Upon sale or other disposition of any such subsidiary, any accumulated translation differences are recognized in the income statement as part of the gain or loss on sale.

In the case of Tamsa, which reported in the currency of a hyperinflationary economy until December 31, 1998, the financial statements up to that date were restated in constant local currency and translated into U.S. dollars at the year-end exchange rate in accordance with IAS 29.

(9) TRANSACTIONS IN CURRENCIES OTHER THAN THE MEASUREMENT CURRENCY

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

C. USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

D. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognized at historical acquisition or construction cost. Land and buildings comprise mainly factories and offices and are shown at historical cost less depreciation.

Major overhaul and rebuilding expenditure that improves the condition of an asset beyond its original condition is capitalized as property, plant and equipment and depreciated over the useful life of the related assets.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Maintenance expenses are incurred to maintain the production capacity of the industrial facilities, and are accrued over the course of each year.

Interest relating to the financing of construction in progress is capitalized based upon total interest expense incurred in connection with such construction in progress during the period of time that is required to complete and prepare the asset for its intended use.

Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual values over its estimated useful life as follows:


------------------------------------------------------------------------------
Land........................................................   No Depreciation
Buildings and improvements..................................       30-50 years
Plant and production equipment..............................       10-20 years
Vehicles, furniture and fixtures and other equipment........        4-10 years
------------------------------------------------------------------------------

Restricted tangible assets in Dalmine with a net book value at December 31, 2001 of USD3.8 million are assets that will be returned to the Italian government authorities upon expiration of the underlying contract. These assets are depreciated over the shorter of their estimated useful economic lives and the period of contract.

In all cases where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. However, management considers that there has been no impairment in the carrying value of property, plant and equipment.

E. IMPAIRMENT

Circumstances affecting the recoverability of tangible and intangible assets may change. If this happens, the recoverable amount of the relevant assets are estimated. The recoverable amount is determined as the higher of the asset's net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

F. INTANGIBLE ASSETS

(1) GOODWILL

Goodwill represents the difference between the acquisition cost and the fair value of Tenaris's share of the acquired company's net assets at the acquisition date. Goodwill is amortized using the straight-line method over its estimated useful life, not exceeding 20 years.

Goodwill and fair value adjustments arising in connection with acquisitions of a foreign entity are treated as local currency assets and liabilities of the acquiring entity.

(2) COMPUTER SOFTWARE DEVELOPMENT COSTS

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to development, acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Computer software development costs recognized as assets is amortized using the straight-line method over their useful lives, not exceeding a period of 3 years.

(3) RESEARCH AND DEVELOPMENT

Research expenditures are recognized as expenses as incurred. In accordance with IAS 38, development costs during the years ended on December 31, 2001, 2000 and 1999, were charged to income as incurred because they did not fulfill the criteria for capitalization.

(4) OTHER INTANGIBLE ASSETS

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years.

G. OTHER INVESTMENTS

On January 1, 2001, Tenaris adopted IAS 39--Financial Instruments: Recognition and Measurement. The impact of adopting the standard on shareholders' equity is quantified in Note 22.

Under IAS 39, Tenaris classifies its other investments into the following categories: held-to-maturity, trading, or available-for-sale, depending on the purpose for acquiring the investments. All the investments of Tenaris, as explained in Financial risk management section, are currently classified as available-for-sale in non-current assets, because they do not meet the criteria established by IAS 39 for classification as held for trading.

In order to mitigate any potential impact of Argentine regulations restricting payments outside of Argentina, Siderca and Siat (two subsidiary companies organized in that country) have placed financial resources within a trust fund outside Argentina. The fund mainly comprises time deposits and commercial paper. No liabilities or debts have been offset within the trust fund. The trust agreement expires on December 31, 2004.

Investments in companies for which fair values cannot be measured reliably are reported at cost less impairment.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment. Costs include transaction costs.

Subsequent to their acquisition, available-for-sale investments are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise.

H. INVENTORIES

Inventories are stated at the lower of cost and net realizable value (calculated principally using the average cost method). The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

An allowance for obsolescence or slow-moving inventory is made based on the management's analysis of inventory levels and future sales forecasts.

Goods in transit at year-end are valued at supplier invoice cost.

I. TRADE RECEIVABLES

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables.

The allowance for doubtful accounts is recognized when, based on current information and events, it is probable that the company will be unable to collect all amounts due according to the terms of the agreement.

Tenaris specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

J. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at cost. Highly liquid short-term securities are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

K. SHAREHOLDERS' EQUITY

(1) BASIS OF COMBINATION

The combined consolidated statement of changes in shareholders' equity was prepared based on the following :

- Currency translation differences due to the translation of the financial statements in currencies of the combined consolidated companies are shown in a separate line;

- Changes in ownership in Exchange Companies comprises the net increase or decrease in the percentage of ownership that San Faustin owns in these companies;

- Dividends paid (in cash or in kind) include the dividends paid by Siderca, Tamsa, Dalmine or Tenaris Global Services to Sidertubes or San Faustin, as if they had been paid by Tenaris to Sidertubes.

(2) COMBINED EARNINGS PER SHARE

Upon its incorporation in December 2001, the Company issued 30,107 shares. On October 18, 2002, Sidertubes contributed all of its assets (including 30,010 shares of the Company) and liabilities to the Company, in exchange for 710,747,090 shares of the Company. The 30,010 shares contributed by Sidertubes to the Company were cancelled and, accordingly, upon consummation of this contribution the Company has a total of 710,747,187 shares issued and outstanding.

Tenaris's combined earnings per share for each of the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented.

L. BORROWINGS

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

M. DEFERRED INCOME TAXES

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws existing in the countries in which Tenaris operates.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on property, plant and equipment, inventories valuation, provisions for pensions and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Deferred income tax provisions are determined based on tax rates in effect at the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those temporary differences recognized as deferred tax assets against such income.

N. EMPLOYEE LIABILITIES

(1) EMPLOYEES' STATUTORY PROFIT SHARING

Under Mexican law, Tenaris's Mexican subsidiary companies are required to pay an annual benefit to their employees, which is calculated on the basis of the performance of each company. Employees' statutory profit sharing is provided under the liability method. Temporary differences arise between the "statutory" bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

(2) EMPLOYEES' SEVERANCE INDEMNITY

This provision comprises the liability accrued on behalf of Dalmine and Tamsa employees at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees' severance indemnity costs are assessed using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates.

(3) PENSION OBLIGATIONS

Siderca implemented an unfunded defined benefit employee retirement plan for Siderca's and certain other officers throughout the world on August 1, 1995. The plan is designed to provide retirement, termination and death and disability benefits to those officers.

Siderca is accumulating assets for the ultimate payment of benefits by means of a universal life insurance policy. The net amount of related assets maintained by an insurance company in the name of Siderca aggregated USD9,095 thousand, USD8,508 thousand and USD6,210 thousand at the end of the years 2001, 2000 and 1999, respectively. These net assets do not represent a separate legal plan entity as they are not separated in a trust nor legally restricted as to their use by Siderca.

Pension costs are assessed using the projected unit credit method: the cost of providing pension benefits is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. Actuarial gains and losses are recognised over the average remaining service lives of employees.

The prior service cost at the inception of the plan has been amortized based on the projected years to retirement for each of the initial employees, as from August 1, 1995. Siderca amortizes the prior service cost of each new participant over the remaining vesting period, as from the date they are included in the plan.

On December 31, 2001, Siderca revised its assumptions regarding discount rate and rate of compensation increase. This revision generated an actuarial gain.

Benefits provided by the plan are in U.S. Dollars, but depend on a three-year salary average, in the currency of the country where the relevant company is established. Due to this, Tenaris estimated that future salaries in Siderca (denominated in Argentine Pesos) would drop in U.S. Dollars terms to a half from the levels of December 2001. This resulted in a present value reduction of the certain benefit obligations as of December 2001.

(4) OTHER COMPENSATION OBLIGATIONS

Employee entitlements to annual leave and long-service leave is accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

O. PROVISIONS

Provisions are accrued when there is reasonably certainty that the expenses will be incurred but uncertainty relating to the amount or the date on which they will arise. Accruals for such liabilities reflect a reasonable estimate of the expenses to be incurred based on information available as of the date of preparation of the financial statements. If Tenaris expects a provision to be reimbursed (for example under an insurance contract), and the reimbursement is virtually certain, the reimbursement is recognized as an asset.

Tenaris has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labors and other matters. Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated. Accruals are based on development to date, Tenaris's estimates of outcomes of this matters and Tenaris's lawyers experiences in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on Tenaris's future results of operations and financial conditions or liquidity.

(1) LEGAL CLAIMS AND CONTINGENCIES

From time to time, Tenaris is involved in litigation arising in the ordinary course of business. This provision covers reasonably the risk of legal claims and other contingencies.

(2) RESTRUCTURING

Restructuring provisions mainly comprise employee termination benefits which are recognized only when Tenaris has a constructive obligation to effect a restructuring plan, generally occurs when an agreement has been reached with employee representatives on the terms of redundancy and the number of employees affected or after individual employees have been advised of the specific terms.

P. REVENUE RECOGNITION

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery has occurred, which may include delivery to the customer storage warehouse location at one of the Company's subsidiaries; and collectibility is reasonably assured.

Other revenues earned by Tenaris are recognized on the following bases:

-Interest income: on an effective yield basis.

-Dividend income from investments in companies under cost method: when Tenaris' right to receive collection is established.

Q. FINANCIAL INSTRUMENTS

Tenaris adopted IAS 39--Financial Instruments: Recognition and Measurement, on January 1, 2001. The financial effects of adopting IAS 39 are explained in Note 22.

Information about accounting for derivative financial instruments and hedging activities is included within the section "Financial risk management" below.

R. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS
(IAS) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (US GAAP)

The accompanying combined consolidated financial statements have been prepared in accordance with IAS, which differ in certain important respects from US GAAP. The significant differences at December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000 are reflected in the reconciliation provided in
Note 28 and principally relate to the items discussed in the following paragraphs:

(A) PURCHASE ACCOUNTING DIFFERENCE AFFECTING THE ACQUISITION OF TAVSA AND AMAZONIA--NET OF ACCUMULATED AMORTIZATION

Tamsa acquired interests in Tavsa and Amazonia. As part of this investments, Tamsa and its partners developed a business plan which contemplated workforce reductions. As a result of the Tamsa's plans to reduce the workforce, the liabilities associated with the reductions were accrued by Tavsa and Amazonia as of the date of the acquisition, which resulted in additional goodwill under IAS.

Under US GAAP, accrual of workforce reductions costs is required when certain conditions are met.

A restructuring plan must be (i) approved by an appropriate level of management;
(ii) the benefit arrangement must be sufficiently communicated to employees so that they can determine their benefits; (iii) the plan must specifically identify the number of employees, their classification and location; and (iv) it is unlikely that significant changes to the plan will occur. In general, the plan must be finalized within one year.

(B) DEFERRED INCOME TAX

Under IAS, deferred tax is recognized as the excess of the carrying amount of assets and liabilities determined using the historical rate of exchange over the tax base determined using the balance sheet date exchange rate.

Under US GAAP, no deferred tax is recognized for differences related to assets and liabilities that are remeasured from local currency into the functional currency resulting from changes in exchange rates or indexing for tax purposes.

(C) EQUITY IN INVESTMENTS IN ASSOCIATED COMPANIES

The significant differences that give rise to US GAAP adjustments on equity in associated companies are related to the provision for restructuring costs net of its tax effect.

(D) UNRECOGNIZED PRIOR SERVICE COSTS

Under IAS past service costs related to pension benefits are recognized over the remaining vesting period. Where benefits have already vested, past service costs are recognized immediately.

Under US GAAP, past service costs are recognized over the remaining service lives of active employees.

(E) ACCOUNTING CHANGES

As discussed in Note 22, at the beginning of the fiscal year ended December 31, 2001, the Company adopted IAS 39. The impact of the adoption corresponds to the remeasurement to fair value of derivatives related to non-qualifying hedges and it was accounted for in a separate line in the combined consolidated statement of changes in shareholders' equity.

Under US GAAP the company adopted SFAS No 133 and its corresponding amendments under SFAS No 137 and 138 on January 1, 2001. The cumulative effect adjustment was recognized in net income.

(F) CONSOLIDATION OF NON-MAJORITY-OWNED SUBSIDIARIES

Under IAS, companies in which San Faustin did not own more than 50% of the voting rights but had the necessary power as to exercise control by other means (such as appointing the majority in the board of directors and key management) are consolidated.

Under US GAAP, only majority-owned subsidiaries (companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest) are consolidated. Accordingly, condensed balance sheet, income statement and cash flow are presented in Note 28, without consolidating Tamsa as of and for the twelve month period ended December 31, 2000 and Dalmine as of and for the twelve month periods ended December 31, 2001 and 2000.

S. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS
(IAS) AND ARGENTINE GAAP, MEXICAN GAAP AND ITALIAN GAAP.

Siderca, Tamsa and Dalmine issue their financial statements in Argentine, Mexican and Italian GAAP, respectively. Those standards differ in certain important respects from IAS and principally relate to the items discussed in the following paragraphs:

(A) ARGENTINA

- Under Argentine GAAP, inventory is valued at replacement cost, while under IAS it is valued at the lower of cost or net realizable value.

- Under Argentine GAAP, the net effect on the translation of financial statements of foreign companies is charged to income, while IAS requires currency translation differences to be included as a separate component of shareholders' equity.

- Under Argentine GAAP, application of deferred tax accounting is optional, while under IAS it is mandatory.

- Under Argentine GAAP, organizational and pre-operating costs may be deferred and amortized over the estimated period of benefit. Under IAS, such costs are charged to operations.

- At year end and through January 10, 2002, there was no exchangeability between the Argentine peso and foreign currencies. On January 11, 2002, when the exchange market first opened, the exchange rate was ARP 1.6 to USD1 (average rate). Under Argentine GAAP, Siderca accounted for its foreign currency assets and liabilities at December 31, 2001, at an exchange rate of ARP 1 to USD1 or its equivalent for other currencies. Under IAS, when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used as of the balance sheet date. Accordingly, Siderca accounted for its foreign currency assets and liabilities at an exchange rate of ARP 1 to USD1.6 (average rate).

- Under Argentine GAAP, there are no specific regulations regarding employee pension costs. Siderca elected to account for pension costs using the guidance in US GAAP (SFAS No. 87). The differences between US GAAP and IAS are explained in Note R.

(B) MEXICO

- Under Mexican GAAP, deferred statutory profit sharing is recognized on a timing difference basis and only when there is a reasonable certainty that a receivable or payable will be generated in the foreseeable future. Under IAS, the application of deferred statutory profit sharing is mandatory.

- According to IAS 29, restatement of financial statements becomes necessary when hyperinflation is deemed to arise. Under Mexican GAAP, restatement for inflation is mandatory, irrespective of the inflation rate.

(C) ITALY

- Under Italian GAAP, no guidance exists for employee benefits, except for employees' severance indemnity that is accrued as if all employees left at the year-end date. Under IAS, the projected unit credit method must be used in the valuation of pension benefits, as established by IAS 19.

- Under Italian GAAP, no current guidance exists on derivative and hedging accounting, while IAS requires IAS 39 to be followed.

                           FINANCIAL RISK MANAGEMENT

1. FINANCIAL RISK FACTORS

Tenaris's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The overall risk management program of the companies forming part of Tenaris focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Tenaris's financial performance, using derivative financial instruments, such as foreign exchange contracts and interest rate swaps, to hedge certain exposures.

Risk management is carried out by treasury departments in Tenaris's subsidiaries and associated companies. The treasury departments identify, evaluate and hedge financial risks in close cooperation with the operating units.

(I) FOREIGN EXCHANGE RATE RISK

Tenaris operates internationally and is exposed to foreign exchange rate risk arising from various currency exposures. The companies forming part of Tenaris use forward contracts to hedge their exposure to exchange rate risk.

Management at the companies forming part of Tenaris decides, case by case and based on actual sales and purchases orders, the mechanism to be used in order to hedge primarily to U.S. Dollars.

Tenaris has a number of investments in subsidiaries whose financial statements are stated in currencies other than the U.S. dollar. The net assets of those subsidiaries are exposed to foreign exchange rate risk. Generally, management sets a policy to hedge to U.S. dollars the net current receivables and liabilities of those subsidiaries.

(II) INTEREST RATE RISK

Tenaris's income and operating cash flows are substantially independent from changes in market interest rates. The companies forming part of Tenaris generally borrow at variable rates and, in some cases (such as in the case of Dalmine) use interest rate swaps for long term debts as a hedge of future interest payments, converting borrowings from floating rates to fixed rates.

(III) CONCENTRATION OF CREDIT RISK

Tenaris has no significant concentrations of credit risk. No single customer accounts for more than ten percent of Tenaris's sales.

The companies forming part of Tenaris have policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or using credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary, and maintains allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

(IV) LIQUIDITY RISK

Prudent liquidity risk management recommends maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Tenaris aims at maintaining flexibility in funding by keeping committed credit lines available and a trust fund as explained in note G.

2. ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently marked to market unless they qualify for hedge account. Tenaris does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

The fair values of derivative instruments are disclosed in Note 22.

3. FAIR VALUE ESTIMATION

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year to approximate their fair values.

The fair value of investments classified as non-current available for sale investments (such as the trust fund outside Argentina) is based on quoted market price.

In assessing the fair value of non-traded derivatives and other financial instruments, Tenaris uses a variety of method, such as option pricing models and estimated discounted value of future cash flows, and makes assumptions that are based on market conditions existing at each balance sheet date.

The fair value of the forward contracts is estimated based on fowards exchange market rates at year-end.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

The fair value of option contracts are estimated based on appropriate valuation models, such as Black-Scholes and other methods.

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to Tenaris for similar financial instruments.

                                  TENARIS S.A.
            NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO THE NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1      Segment information
2      Cost of sales
3      Selling, general and administrative expenses
4      Labor costs
5      Other operating items
6      Financial income (expenses), net
7      Income tax
8      Property, plant and equipment, net
9      Intangible assets, net
10     Investments in associated companies
11     Other investments
12     Receivables--Non-current
13     Inventories
14     Receivables--Current
15     Trade receivables
16     Cash and cash equivalents
17     Borrowings
18     Deferred income taxes
19     Other liabilities
20     Non-current provisions
21     Current provisions
22     Financial instruments
23     Contingencies, commitments and restrictions on the
       distribution of profits
24     Minority interests
25     Acquisitions
26     Related party transactions
27     Post balance sheet events
28     Reconciliation of net income and shareholders' equity to US
       GAAP
29     Other significant US GAAP disclosure requirements
30     Impact of new US GAAP accounting standards not yet adopted

                                  TENARIS S.A.
            NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS
 (IN THE NOTES ALL AMOUNTS ARE SHOWN IN USD THOUSANDS, UNLESS OTHERWISE STATED)

1. SEGMENT INFORMATION (IN ACCORDANCE WITH IAS)

PRIMARY REPORTING FORMAT--BUSINESS SEGMENTS

-----------------------------------------------------------------------------------------------
                                                          WELDED AND
                                              SEAMLESS      OTHER      UNALLOCATED     TOTAL
-----------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2001
Net sales..................................   2,441,523      677,820             -    3,119,343
Cost of sales..............................  (1,663,385)    (502,183)            -   (2,165,568)
                                             --------------------------------------------------
Gross profit...............................     778,138      175,637             -      953,775
Segment assets.............................   2,646,378      999,061       192,515    3,837,954
Segment liabilities........................   1,356,849      334,200       352,523    2,043,572
Capital expenditure........................     201,452       21,397             -      222,849
Depreciation and amortization..............     155,145        6,565             -      161,710

YEAR ENDED DECEMBER 31, 2000
Net sales..................................   1,941,868      369,422             -    2,311,290
Cost of sales..............................  (1,394,049)    (298,363)            -   (1,692,412)
                                             --------------------------------------------------
Gross profit...............................     547,819       71,059             -      618,878
Segment assets.............................   2,687,236      846,367       110,934    3,644,537
Segment liabilities........................   1,305,058      201,562       292,849    1,799,469
Capital expenditure........................     245,213       20,096             -      265,309
Depreciation and amortization..............     147,533        9,110             -      156,643

YEAR ENDED DECEMBER 31, 1999
Net Sales..................................   1,507,757      327,454             -    1,835,211
Cost of sales..............................  (1,199,234)    (282,318)            -   (1,481,552)
                                             --------------------------------------------------
Gross profit...............................     308,523       45,136             -      353,659
Segment assets.............................   2,407,587      823,038       195,725    3,426,350
Segment liabilities........................   1,046,225      155,467       290,727    1,492,419
Capital expenditure........................     111,306        2,243             -      113,549
Depreciation and amortization..............     156,618        9,229             -      165,847
-----------------------------------------------------------------------------------------------

Tenaris's main business segment is the manufacture of seamless pipes. "Welded and other" mainly comprises the manufacture of welded pipes and other less significant segments, neither of which is of a sufficient size to be reported separately.

Intersegment net sales from "Welded and other" to "Seamless" amounted to USD72,001, USD48,095 and USD38,012 in 2001, 2000 and 1999, respectively.

SECONDARY REPORTING FORMAT--GEOGRAPHICAL SEGMENTS

-------------------------------------------------------------------------------------------------------------
                                                                                 YEAR ENDED DECEMBER 31, 2001
                           ----------------------------------------------------------------------------------
                             SOUTH                 NORTH     MIDDLE EAST
                            AMERICA    EUROPE     AMERICA    AND AFRICA    FAR EAST   UNALLOCATED     TOTAL
-------------------------------------------------------------------------------------------------------------
Net sales................    966,380   679,144     596,789       497,271   379,759              -   3,119,343
Total assets.............  1,230,766   742,982   1,365,007        97,630   209,054        192,515   3,837,954
Trade receivables........    169,006   118,772     104,370        86,965    66,414              -     545,527
Property, plant and
equipment................    607,458   397,665     911,310            13    54,872              -   1,971,318
Capital expenditure......     85,160    44,076      92,336             -     1,277              -     222,849
Depreciation and
amortization.............     76,277    41,046      41,568             1     2,818              -     161,710
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                                 YEAR ENDED DECEMBER 31, 2000
                           ----------------------------------------------------------------------------------
                             SOUTH                 NORTH     MIDDLE EAST
                            AMERICA    EUROPE     AMERICA    AND AFRICA    FAR EAST   UNALLOCATED     TOTAL
-------------------------------------------------------------------------------------------------------------
Net sales................    663,538   589,642     402,206       411,517   244,387              -   2,311,290
Total assets.............  1,105,082   783,272   1,254,118       202,114   189,017        110,934   3,644,537
Trade receivables........    144,507   131,096      89,423        91,493    54,335              -     510,854
Property, plant and
equipment................    629,588   423,427     826,362            17    62,420              -   1,941,814
Capital expenditure......    100,452    54,398      44,658             8    65,793              -     265,309
Depreciation and
amortization.............     80,390    38,003      36,753             1     1,496              -     156,643
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                                 YEAR ENDED DECEMBER 31, 1999
                           ----------------------------------------------------------------------------------
                             SOUTH                 NORTH     MIDDLE EAST
                            AMERICA    EUROPE     AMERICA    AND AFRICA    FAR EAST   UNALLOCATED     TOTAL
-------------------------------------------------------------------------------------------------------------
Net sales................    528,628   615,593     390,138       197,630   103,222              -   1,835,211
Total assets.............  1,129,484   849,591   1,164,086        52,303    35,161        195,725   3,426,350
Trade receivables........    136,193   162,783     103,165        52,260    27,295              -     481,696
Property, plant and
equipment................    651,652   460,013     798,173             9        77              -   1,909,924
Capital expenditure......     27,803    44,219      41,527             -         -              -     113,549
Depreciation and
amortization.............     86,829    38,877      40,140             1         -              -     165,847
-------------------------------------------------------------------------------------------------------------

Allocation of net sales is based on the customers' location. Allocation of assets and capital expenditure are based on the assets' location.

Although Tenaris's business is managed on a worldwide basis, the companies forming part of Tenaris operate in five main geographical areas.

2. COST OF SALES

----------------------------------------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               2001        2000        1999
----------------------------------------------------------------------------------------------
Raw materials and consumables used and change in
inventories................................................  1,459,967     980,056     826,078
Services and fees..........................................    177,513     182,762     141,479
Labor cost.................................................    285,203     286,464     264,428
Depreciation of property, plant and equipment..............    146,306     144,979     158,672
Amortization of intangible assets..........................      2,266       1,003          15
Maintenance expenses.......................................     43,625      44,388      37,387
Provisions for contingencies...............................      2,021       3,489       4,676
Allowance for obsolescence.................................      6,985       3,963       7,789
Taxes......................................................      2,185       1,598       1,459
Others.....................................................     39,497      43,710      39,569
                                                             ---------------------------------
                                                             2,165,568   1,692,412   1,481,552
----------------------------------------------------------------------------------------------

3. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

----------------------------------------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               2001        2000        1999
----------------------------------------------------------------------------------------------
Services and fees..........................................     94,392      74,663      54,404
Labor cost.................................................    126,849     124,662     126,214
Depreciation of property, plant and equipment..............      2,633       3,661       4,147
Amortization of intangible assets..........................     10,505       7,000       3,013
Commissions, freights and other selling expenses...........    132,414     120,329      82,680
Provisions for contingencies...............................     10,092       1,630       8,691
Allowances for doubtful accounts...........................      5,372       4,905       4,544
Taxes......................................................      8,278       6,572       5,668
Others.....................................................     57,256      40,166      17,110
                                                             ---------------------------------
                                                               447,791     383,588     306,471
----------------------------------------------------------------------------------------------

4. LABOR COSTS (INCLUDED IN COST OF SALES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES)

-----------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
-----------------------------------------------------------------------------------------
Wages, salaries and social security costs...................  403,438   402,233   380,445
Employees' severance indemnity (Note 19. (a))...............    6,913     7,072     8,605
Pension benefits-defined benefit plans (Note 19. (b)).......    1,701     1,821     1,592
                                                              ---------------------------
                                                              412,052   411,126   390,642
-----------------------------------------------------------------------------------------

The average number of employees was 14,127 in 2001, 13,140 in 2000 and 12,269 in 1999.

5. OTHER OPERATING ITEMS

-----------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
-----------------------------------------------------------------------------------------
(I) OTHER OPERATING INCOME
Reimbursement from insurance companies and other third
  parties...................................................        -     6,750     1,259
Income from disposition of warehouses.......................        -     3,838         -
Net rents from investment property..........................      585     1,102       832
                                                              ---------------------------
                                                                  585    11,690     2,091
                                                              ---------------------------

(II) OTHER OPERATING EXPENSES

Provision for BHP proceedings...............................   41,061         -         -
Voluntary redundancy plan...................................        -         -    46,209
Allowance for receivable....................................   13,617     4,564     9,539
Contributions to welfare projects and non-profits
  organizations.............................................    1,100     1,100       800
Allowance for legal claims and contingencies................    7,666         -         -
Others......................................................    1,493       149       627
                                                              ---------------------------
                                                               64,937     5,813    57,175
-----------------------------------------------------------------------------------------

6. FINANCIAL INCOME (EXPENSES), NET

-------------------------------------------------------------------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2001       2000       1999
-------------------------------------------------------------------------------------------
Interest expense............................................  (43,676)   (36,148)   (42,286)
Interest income.............................................    2,586     17,017     26,528
Net foreign exchange transaction gains/(losses).............   16,900    (25,281)   (16,472)
Others......................................................   (1,405)    (3,511)    (4,888)
                                                              -----------------------------
                                                              (25,595)   (47,923)   (37,118)
-------------------------------------------------------------------------------------------

7. TAX CHARGE

(I) INCOME TAX

----------------------------------------------------------------------------------------
                                                                 YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               2001      2000     1999
----------------------------------------------------------------------------------------
Current tax.................................................  148,823   46,614    54,926
Deferred tax (Note 18)......................................  (39,867)  16,685   (48,861)
Effect of currency translation on tax base..................  109,882    2,011     2,961
                                                              --------------------------
                                                              218,838   65,310     9,026
----------------------------------------------------------------------------------------

The tax on Tenaris's income (loss) before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

-----------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
-----------------------------------------------------------------------------------------
Income (loss) before tax....................................  374,741   189,417   (84,310)
                                                              ---------------------------
Tax calculated at the tax rate in each country..............  143,408    88,157   (27,214)
Non taxable income..........................................  (45,415)  (35,286)   (7,208)
Non deductible expenses.....................................   12,418    12,169    41,117
Effect of currency translation on tax base..................  109,882     2,011     2,961
Utilization of previously unrecognized tax losses...........   (1,455)   (1,741)     (630)
                                                              ---------------------------
Tax charge..................................................  218,838    65,310     9,026
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
-----------------------------------------------------------------------------------------
(II) EFFECT OF CURRENCY TRANSLATION ON TAX BASE.............  109,882     2,011     2,961
-----------------------------------------------------------------------------------------

As shown in Note 7(i) of these combined consolidated financial statements, Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized an increased deferred income tax charge due to the effect of the devaluation of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries. These charges were mandated by IAS even though the reduced tax bases of the relevant assets will only result in reduced amortization deductions for tax purposes in future periods throughout the useful life of those assets and, consequently, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that was due and payable in any of the relevant periods. Under US GAAP, by application of FAS 109, the devaluation of the Argentine peso does not have an impact on the calculation of the deferred income tax charge for the relevant periods.

8. PROPERTY, PLANT AND EQUIPMENT, NET

-----------------------------------------------------------------------------------------------------
                           LAND,       PLANT AND     VEHICLES,                   SPARE
YEAR ENDED              BUILDING AND   PRODUCTION    FURNITURE      WORK IN    PARTS AND
DECEMBER 31, 2001       IMPROVEMENTS   EQUIPMENT    AND FIXTURES   PROGRESS    EQUIPMENT    TOTAL(A)
-----------------------------------------------------------------------------------------------------
Opening net book
amount................       221,253    1,585,990       16,699       112,675       5,197    1,941,814
Translation
  differences.........        15,325       15,839        7,465       (20,211)        (93)      18,325
Additions.............         1,007       12,943        2,712       174,977       8,372      200,011
Disposals.............          (593)     (15,964)     (11,200)       (1,219)    (10,917)     (39,893)
Transfers.............         5,254      102,530        1,654      (109,844)        406            -
Depreciation charge...        (5,189)    (138,654)      (4,262)            -        (834)    (148,939)
                        -----------------------------------------------------------------------------
At December 31, 2001..       237,057    1,562,684       13,068       156,378       2,131    1,971,318
-----------------------------------------------------------------------------------------------------

(a) Includes a net amount of USD8.4 million of finance leases of Dalmine.

----------------------------------------------------------------------------------------------------
                           LAND,       PLANT AND     VEHICLES,                  SPARE
YEAR ENDED              BUILDING AND   PRODUCTION    FURNITURE     WORK IN    PARTS AND
DECEMBER 31, 2000       IMPROVEMENTS   EQUIPMENT    AND FIXTURES   PROGRESS   EQUIPMENT     TOTAL
----------------------------------------------------------------------------------------------------
Opening net book
amount................       209,700    1,609,219         12,483     67,962      10,560    1,909,924
Translation
  differences.........         6,578      (22,023)           (81)    (3,243)       (167)     (18,936)
Additions.............         1,679       79,617          3,244    133,997       7,314      225,851
Disposals.............          (894)     (13,650)          (685)         -     (11,156)     (26,385)
Transfers.............         8,120       71,495          6,545    (86,041)       (119)           -
Depreciation charge...        (3,930)    (138,668)        (4,807)         -      (1,235)    (148,640)
                        ----------------------------------------------------------------------------
At December 31, 2000..       221,253    1,585,990         16,699    112,675       5,197    1,941,814
----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                           LAND,       PLANT AND     VEHICLES,                   SPARE
YEAR ENDED              BUILDING AND   PRODUCTION    FURNITURE      WORK IN    PARTS AND
DECEMBER 31, 1999       IMPROVEMENTS   EQUIPMENT    AND FIXTURES   PROGRESS    EQUIPMENT     TOTAL
-----------------------------------------------------------------------------------------------------
Opening net book
amount................       152,216    1,695,381         12,210      81,440      14,179    1,955,426
Translation
  differences.........        19,027      (83,544)           562         791        (294)     (63,458)
Additions.............           359       17,929          1,905      85,580       3,932      109,705
Increase due to
business
combinations..........        45,367       34,275          2,740       3,252         296       85,930
Disposal..............        (2,325)      (4,760)        (1,139)       (141)     (6,495)     (14,860)
Transfers.............             -       99,992          2,968    (102,960)          -            -
Depreciation charge...        (4,944)    (150,054)        (6,763)          -      (1,058)    (162,819)
                        -----------------------------------------------------------------------------
At December 31, 1999..       209,700    1,609,219         12,483      67,962      10,560    1,909,924
-----------------------------------------------------------------------------------------------------

Property, plant and equipment include interest capitalized for USD12,039; USD8,475 and USD4,087 for the years ended December 31, 2001, 2000 and 1999, respectively.

Cost value and accumulated depreciation are as follows:

-----------------------------------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           2001          2000          1999
-----------------------------------------------------------------------------------------------
Cost..................................................    5,306,901     5,097,448     4,975,025
Accumulated depreciation..............................   (3,335,583)   (3,155,634)   (3,065,101)
                                                        ---------------------------------------
Net book value at the end of year.....................    1,971,318     1,941,814     1,909,924
-----------------------------------------------------------------------------------------------

9. INTANGIBLE ASSETS, NET

----------------------------------------------------------------------------------------------------
                                                        INFORMATION
                                          INFORMATION     SYSTEM      LICENSES
YEAR ENDED                                  SYSTEM      PROJECTS IN     AND
DECEMBER 31, 2001                          PROJECTS      PROGRESS     PATENTS    GOODWILL    TOTAL
----------------------------------------------------------------------------------------------------
Opening net book amount.................      6,234           3,735    21,534       3,979     35,482
Translation differences.................          -               -     1,821         261      2,082
Additions...............................          -           3,747    18,856         235     22,838
Amortization charge.....................     (3,776)              -    (6,759)     (2,236)   (12,771)
                                          ----------------------------------------------------------
At December 31, 2001....................      2,458           7,482    35,452       2,239     47,631
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                         INFORMATION
                                           INFORMATION     SYSTEM      LICENSES
YEAR ENDED                                   SYSTEM      PROJECTS IN     AND
DECEMBER 31, 2000                           PROJECTS      PROGRESS     PATENTS    GOODWILL    TOTAL
----------------------------------------------------------------------------------------------------
Opening net book amount..................      2,587         2,631       6,631     (6,587)     5,262
Translation differences..................          -             -        (489)      (746)    (1,235)
Additions................................      4,362         3,782      19,135     12,179     39,458
Transfers................................      2,678        (2,678)          -          -          -
Amortization charge......................     (3,393)            -      (3,743)      (867)    (8,003)
                                           ---------------------------------------------------------
At December 31, 2000.....................      6,234         3,735      21,534      3,979     35,482
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                        INFORMATION
                                          INFORMATION     SYSTEM      LICENSES
YEAR ENDED                                  SYSTEM      PROJECTS IN     AND
DECEMBER 31, 1999                          PROJECTS      PROGRESS     PATENTS    GOODWILL    TOTAL
----------------------------------------------------------------------------------------------------
Opening net book amount.................      2,224         4,769       4,220      14,940     26,153
Translation differences.................          -             -        (559)        267       (292)
Increase due to business combinations...          -             -           -     (21,414)   (21,414)
Additions...............................          -             -       3,186         658      3,844
Transfers...............................      2,138        (2,138)          -           -          -
Amortization charge.....................     (1,775)            -        (216)     (1,037)    (3,028)
                                          ----------------------------------------------------------
At December 31, 1999....................      2,587         2,631       6,631      (6,586)     5,263
----------------------------------------------------------------------------------------------------

Cost value and accumulated depreciation at December 31, 2001, 2000 and 1999 are as follows:

-----------------------------------------------------------------------------------------
                                                                2001      2000      1999
-----------------------------------------------------------------------------------------
Cost........................................................    66,353    40,615    3,419
Accumulated depreciation....................................   (18,722)   (5,133)   1,844
                                                              ---------------------------
Net book value at the end of year...........................    47,631    35,482    5,263
-----------------------------------------------------------------------------------------

10. INVESTMENTS IN ASSOCIATED COMPANIES

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
--------------------------------------------------------------------------------------------
At the beginning of year....................................   140,726    118,080    250,589
Translation differences.....................................    (8,701)      (630)    (2,426)
Equity in losses of associated companies....................   (41,296)    (3,827)   (39,296)
Conversion to subsidiary due to acquisition of Confab.......         -          -    (12,846)
Dividends received..........................................         -     (1,489)    (4,282)
Acquisitions................................................         -     28,592      2,341
Sales.......................................................    (2,054)         -          -
Other movements(a)..........................................   (60,692)         -    (76,000)
                                                              ------------------------------
At the end of year..........................................    27,983    140,726    118,080
--------------------------------------------------------------------------------------------

(a) Corresponds to the dividend in kind with Siderar shares distributed by Siderca.

The principal associated companies are:

------------------------------------------------------------------
                                       PERCENTAGE OF OWNERSHIP AND
                                     VOTING RIGHTS AT DECEMBER 31,
                                    ------------------------------
     COUNTRY OF ORGANIZATION          2001       2000       1999
------------------------------------------------------------------
                    Cayman Islands
Amazonia                             14.11%     14.11%     12.50%
                    Venezuela
Condusid C.A.                        20.00%     20.00%     20.00%
                    Argentina
Siderar                                   -     10.71%     10.71%
                    Netherlands
DMV Stainless B.V.                        -     33.33%     33.33%
------------------------------------------------------------------

11. OTHER INVESTMENTS

------------------------------------------------------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                                2001      2000      1999
------------------------------------------------------------------------------------------
NON-CURRENT
Available-for-sale
   Trust fund...............................................   103,438         -         -
   Deposits with insurance companies........................     9,095     8,508     6,210
   Investments in companies under cost method...............    13,241    12,230    15,084
   Others...................................................     1,428     2,862        85
                                                              ----------------------------
                                                               127,202    23,600    21,379
------------------------------------------------------------------------------------------

12. RECEIVABLES--NON-CURRENT

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
--------------------------------------------------------------------------------------------
Government entities.........................................    23,479     13,365     18,289
Loans.......................................................     6,324      7,543      8,245
Employee advances and loans.................................     5,716     10,831     10,449
Tax on minimum notional income and other tax credits........         -     20,003     23,075
Miscellaneous...............................................     6,217      6,872      3,578
                                                              ------------------------------
                                                                41,736     58,614     63,636
Allowances for other doubtful accounts......................   (21,239)   (13,151)   (14,004)
                                                              ------------------------------
                                                                20,497     45,463     49,632
--------------------------------------------------------------------------------------------

The current receivables relating to the items above are shown in Notes 14 and 15.

13. INVENTORIES

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
--------------------------------------------------------------------------------------------
Finished goods..............................................   425,315    438,306    278,873
Goods in process............................................    95,595     67,045     63,092
Raw materials...............................................   145,927    102,288    130,489
Supplies....................................................   102,801    107,163    122,167
Goods in transit............................................    18,096     11,182      5,063
                                                              ------------------------------
                                                               787,734    725,984    599,684
Allowance for obsolescence..................................   (52,160)   (44,474)   (43,541)
                                                              ------------------------------
                                                               735,574    681,510    556,143
--------------------------------------------------------------------------------------------

14. RECEIVABLES--CURRENT

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
--------------------------------------------------------------------------------------------
V.A.T. credits..............................................    22,432     21,149      9,331
Prepaid taxes...............................................    18,815     39,639     59,467
Reimbursements and other services receivable................    19,583     13,504     14,740
Government entities.........................................     5,751     26,970     32,771
Employee advances and loans.................................     4,836      7,867      6,188
Advances to suppliers.......................................    18,092     11,389     11,531
Other advances..............................................    20,858      6,886      3,016
Miscellaneous...............................................    19,812     10,758      7,703
                                                              ------------------------------
                                                               130,179    138,162    144,747
Allowance for doubtful accounts.............................    (5,958)    (7,669)    (3,276)
                                                              ------------------------------
                                                               124,221    130,493    141,471
--------------------------------------------------------------------------------------------

15. TRADE RECEIVABLES

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
--------------------------------------------------------------------------------------------
Current accounts............................................   528,720    473,241    413,657
Notes receivables...........................................    32,116     48,516     73,544
Government tax refunds on exports...........................     8,572     10,291      6,966
                                                              ------------------------------
                                                               569,408    532,048    494,167
Allowance for doubtful accounts.............................   (23,881)   (21,194)   (12,471)
                                                              ------------------------------
                                                               545,527    510,854    481,696
--------------------------------------------------------------------------------------------

16. CASH AND CASH EQUIVALENTS

------------------------------------------------------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                                2001      2000      1999
------------------------------------------------------------------------------------------
Cash and short-term highly liquid investments...............   145,839    85,916    45,549
Time deposits with related parties..........................    67,975    10,974    45,250
                                                              ----------------------------
                                                               213,814    96,890    90,799
------------------------------------------------------------------------------------------

17. BORROWINGS

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                        NON-CURRENT                             2001       2000       1999
--------------------------------------------------------------------------------------------
Bank borrowings.............................................   338,928    296,989    148,376
Debentures and other loans..................................    46,228     48,057     51,883
Finance lease liabilities...................................     7,895     10,582     11,753
                                                              ------------------------------
                                                               393,051    355,628    212,012
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------
CURRENT                                                         2001       2000       1999
--------------------------------------------------------------------------------------------
Bank borrowings.............................................   322,464    338,005    389,873
Bank overdrafts.............................................    53,225     91,204      3,099
Finance lease liabilities...................................       272        205      2,773
Costs for issue of debt.....................................    (3,545)    (3,230)    (1,045)
                                                              ------------------------------
                                                               372,416    426,184    394,700
                                                              ------------------------------
TOTAL BORROWINGS............................................   765,467    781,812    606,712
--------------------------------------------------------------------------------------------

The maturity of borrowings is as follows:

------------------------------------------------------------------------------------------------
                                                                            1-5 YEARS
                                     ------------------------------------------------
                           1 YEAR      1-2       2-3        3-4       4-5     OVER 5
  AT DECEMBER 31, 2001    OR LESS     YEARS     YEARS      YEARS     YEARS     YEARS     TOTAL
------------------------------------------------------------------------------------------------
Financial lease.........       272     7,895          -         -         -         -      8,167
Other borrowings........   372,144    53,117    179,848    84,869    25,379    41,943    757,300
                          ----------------------------------------------------------------------
TOTAL BORROWINGS........   372,416    61,012    179,848    84,869    25,379    41,943    765,467
------------------------------------------------------------------------------------------------

The weighted average interest rates at the balance sheet date were as follows:

-----------------------------------------------------------------------------------
                                                              2001    2000    1999
-----------------------------------------------------------------------------------
Bank overdrafts.............................................  4.00%   3.89%   3.47%
Bank borrowings.............................................  4.75%   7.04%   5.92%
Debentures and other loans..................................  5.15%   5.58%   4.11%
Finance lease liabilities...................................  4.25%   4.80%   3.16%
-----------------------------------------------------------------------------------

On December 14, 2001, Tamsa entered into a loan agreement in the amount of USD130 million with a term of two and a half years. The most significant financial covenants under this loan syndicated agreement are as follows:

- Maintenance of minimum levels of working capital ratio;

- Maintenance of maximum levels of total indebtedness; and

- Compliance with debt service ratios.

On August 3, 2001, Dalmine entered into a loan agreement in the amount of EUR39.5 million (USD35.4 million) with a term of seven years. The most significant financial covenant under this loan agreement is the maintenance of maximum levels of total indebtedness.

At December 31, 2001, both companies were in compliance with all of their financial covenants.

Breakdown of long-term borrowings by currency and rate is as follows:

BANK BORROWINGS

-----------------------------------------------------------------------------------------------
                                                                                   DECEMBER 31,
           WEIGHTED AVERAGE                                       -----------------------------
CURRENCY   INTEREST RATES                                          2001       2000       1999
-----------------------------------------------------------------------------------------------
USD        Libor + 1.125%.......................................   78,000          -          -
USD        Libor + 1.25%........................................   52,000          -          -
USD        Libor + 1.75%........................................        -    100,000          -
USD        Libor + 2.375%.......................................        -          -     50,000
JPY        Tibor + 1.45%........................................   23,283     52,174          -
USD        From 3.7% to 6.10%...................................   42,697     34,285          -
USD        From 6.4% a 11.06%...................................    8,789     11,395     36,062
EURO       From 3.4% to 5.3%....................................  199,826    197,070    187,657
GBP        From 5.9% to 6.4%....................................        -      5,218      5,656
BRS        1.8 a 5%.............................................  23,365..         -        713
                                                                  -----------------------------
                                                                  427,960    400,142    280,088
Less: Current portion of medium and long-term loans.............  (89,032)  (103,153)  (131,712)
                                                                  -----------------------------
Total Bank borrowings...........................................  338,928    296,989    148,376
-----------------------------------------------------------------------------------------------

DEBENTURES

-----------------------------------------------------------------------------------------------
                                                                                   DECEMBER 31,
           WEIGHTED AVERAGE                                       -----------------------------
CURRENCY   INTEREST RATES                                          2001       2000       1999
-----------------------------------------------------------------------------------------------
EURO       From 4.1% to 5.6%....................................   46,228     48,057     51,883
                                                                  -----------------------------
Total Debentures................................................   46,228     48,057     51,883
-----------------------------------------------------------------------------------------------

Debentures issued on January 1998, at a face value of ITL100,000, million with interest linked to the 3-month Libor.

FINANCE LEASE LIABILITIES

-----------------------------------------------------------------------------------------------
                                                                                   DECEMBER 31,
           WEIGHTED AVERAGE                                       -----------------------------
CURRENCY   INTEREST RATES                                          2001       2000       1999
-----------------------------------------------------------------------------------------------
EURO       From 3.2% to 4.7%....................................    8,167     10,787     14,526
Less: Current portion of medium and long-term loans.............     (272)      (205)    (2,773)
                                                                  -----------------------------
Total finance leases............................................    7,895     10,582     11,753
                                                                  -----------------------------
Total long-term borrowings......................................  393,051    355,628    212,012
-----------------------------------------------------------------------------------------------

As most borrowings include variable rates or fixed rates that approximate to market rates and the contractual repricing occurs between every 3 and 6 months, the fair value of the borrowings approximates to its carrying amount and it is not disclosed separately.

The carrying amounts of Tenaris's assets pledged as collateral of liabilities are as follows:

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
--------------------------------------------------------------------------------------------
Property, plant and equipment mortgages.....................   305,844    511,275    529,419
--------------------------------------------------------------------------------------------

18. DEFERRED INCOME TAXES

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
--------------------------------------------------------------------------------------------
At beginning of year........................................   255,144    238,764    292,536
Translation differences.....................................     3,963     (2,316)    11,002
Effect of adopting IAS 39 (Note 22).........................      (786)         -          -
Acquisition of Confab.......................................         -          -    (18,874)
Income statement (credit)/charge............................   (39,867)    16,685    (48,861)
Effect of currency translation on tax base..................   109,882      2,011      2,961
                                                              ------------------------------
At end of year..............................................   328,336    255,144    238,764
--------------------------------------------------------------------------------------------

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the combined consolidated balance sheet:

----------------------------------------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               2001        2000        1999
----------------------------------------------------------------------------------------------
Deferred tax assets........................................     24,187      17,383      28,680
Deferred tax liabilities...................................   (262,963)   (292,849)   (290,727)
Effect of currency translation on tax base.................    (89,560)     20,322      23,283
                                                             ---------------------------------
                                                              (328,336)   (255,144)   (238,764)
----------------------------------------------------------------------------------------------

19. OTHER LIABILITIES

----------------------------------------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               2001        2000        1999
----------------------------------------------------------------------------------------------
(I) OTHER LIABILITIES--NON-CURRENT
Employees' statutory profit sharing........................     87,217      79,833      79,526
Employees' severance indemnity(a)..........................     42,479      50,486      54,269
Pension benefits(b)........................................     13,098      12,755      11,334
                                                             ---------------------------------
Employee liabilities.......................................    142,794     143,074     145,129
Miscellaneous..............................................     10,664       5,209       5,892
                                                             ---------------------------------
                                                               153,458     148,283     151,021
----------------------------------------------------------------------------------------------

(A) EMPLOYEES' SEVERANCE INDEMNITY

The amounts recognized in the balance sheet are as follows:

----------------------------------------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               2001        2000        1999
----------------------------------------------------------------------------------------------
Total included in Other liabilities non-current............     42,479      50,486      54,269
----------------------------------------------------------------------------------------------

The amounts recognized in the income statement are as follows:

----------------------------------------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               2001        2000        1999
----------------------------------------------------------------------------------------------
Current service cost.......................................      5,142       4,898       6,171
Interest cost..............................................      1,771       2,174       2,434
                                                             ---------------------------------
TOTAL, INCLUDED IN LABOR COSTS.............................      6,913       7,072       8,605
----------------------------------------------------------------------------------------------

The principal actuarial assumptions used were as follows:

-----------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
-----------------------------------------------------------------------------------------
Discount rate...............................................       5%        5%        5%
Rate of compensation increase...............................       2%        2%        2%
-----------------------------------------------------------------------------------------

(B) PENSION BENEFITS

The amounts recognized in the balance sheet are determined as follows:

-----------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
-----------------------------------------------------------------------------------------
Present value of unfunded obligations.......................    5,779    14,847    12,358
Unrecognized actuarial gains (losses).......................    7,319    (2,092)   (1,024)
                                                              ---------------------------
Liability in the balance sheet..............................   13,098    12,755    11,334
-----------------------------------------------------------------------------------------

The amounts recognized in the income statement are as follows:

-----------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
-----------------------------------------------------------------------------------------
Current service cost........................................      611       723       653
Interest cost...............................................    1,105     1,031       892
Net actuarial (gains) losses recognized in the year.........      (15)       67        47
                                                              ---------------------------
Total included in Labor costs...............................    1,701     1,821     1,592
-----------------------------------------------------------------------------------------

Movement in the liability recognized in the balance sheet:

-----------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
-----------------------------------------------------------------------------------------
At the beginning of the year................................   12,755    11,334     9,912
Transfers and new participants of the plan..................     (316)      374       506
Total expense...............................................    1,701     1,821     1,592
Contributions paid..........................................   (1,042)     (774)     (676)
                                                              ---------------------------
At the end of year..........................................   13,098    12,755    11,334
-----------------------------------------------------------------------------------------

The principal actuarial assumptions used were as follows:

-------------------------------------------------------------------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                                2001      2000       1999
-------------------------------------------------------------------------------------------
Discount rate...............................................       10%        7%         7%
Rate of compensation increase...............................        3%        5%         5%
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                                2001      2000       1999
-------------------------------------------------------------------------------------------
(II) OTHER LIABILITIES--CURRENT
Customer advances...........................................    69,440    15,853     25,162
Payroll and social security payable.........................    62,351    49,235     49,663
Voluntary redundancy plan...................................     4,169     3,823      5,679
Miscellaneous...............................................    32,127    12,401     25,833
                                                              -----------------------------
                                                               168,087    81,312    106,337
-------------------------------------------------------------------------------------------

20. NON-CURRENT PROVISIONS

---------------------------------------------------------------------------------------------------
                                                         LEGAL CLAIMS
                                                                  AND
                                                        CONTINGENCIES   RESTRUCTURING(A)    TOTAL
---------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2001
Opening net book......................................        36,475                  -      36,475
Translation differences...............................        (5,321)                 -      (5,321)
Additional provisions.................................        12,113                  -      12,113
Used during year......................................        (5,187)                 -      (5,187)
                                                        -------------------------------------------
At December 31, 2001..................................        38,080                  -      38,080
---------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2000
Opening net book......................................        37,740              8,203      45,943
Translation differences...............................           492                  -         492
Additional provisions.................................         5,119                  -       5,119
Used during year......................................        (6,876)            (8,203)    (15,079)
                                                        -------------------------------------------
At December 31, 2000..................................        36,475                  -      36,475
---------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999
Opening net book......................................        27,014                  -      27,014
Translation differences...............................         2,138                  -       2,138
Additional provisions.................................         5,164              8,203      13,367
Increase recorded in connection with business
   combination........................................         7,065                  -       7,065
Used during year......................................        (3,641)                 -      (3,641)
                                                        -------------------------------------------
At December 31, 1999..................................        37,740              8,203      45,943
---------------------------------------------------------------------------------------------------

(a) During the course of 1999, Dalmine entered into an agreement with the Rappresentanza Sindacale Unitaria ("RSU"), the union representing its Italian workforce in connection with the lay off of a certain number of employees. The Company reserved these amounts to cover all employees originally identified to be laid off.

21. CURRENT PROVISIONS

-----------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
-----------------------------------------------------------------------------------------
BHP Provision...............................................   40,279         -         -
Cost related to factory damages.............................    4,513         -         -
Sales risks.................................................    3,059     3,336     5,788
Restructuring...............................................    2,550    10,020     3,955
Legal claims and other contingencies........................    9,845    11,977    12,213
                                                              ---------------------------
                                                               60,246    25,333    21,956
-----------------------------------------------------------------------------------------

22. FINANCIAL INSTRUMENTS

Tenaris adopted IAS 39 at the beginning of the fiscal year ended December 31, 2001. The total impact on shareholders' equity on that date amounts to a loss of USD1,007 thousand (net of a tax effect of USD786 thousand). That impact arises from the remeasurement to fair value of derivatives related to non-qualifying hedges. In accordance with IAS 39, the comparative financial statements for the years ended December 31, 2000 and 1999, are not restated.

NET FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

The net fair values of derivative financial instruments at the balance sheet date were:

-------------------------------------------------------------------------------
                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               2001      2000
-------------------------------------------------------------------------------
Contracts with positive fair values:
   Interest rate swaps......................................      566     1,899
   Forward foreign exchange contracts.......................      614     8,443
   Commodities contracts....................................      585       744
Contracts with negative fair values:
   Interest rate swap contracts.............................   (1,729)   (3,009)
   Forward foreign exchange contracts.......................   (8,114)      (37)
   Commodities contracts....................................   (2,832)     (207)
-------------------------------------------------------------------------------

Derivative financial instruments breakdown are as follows:

VARIABLE INTEREST RATE SWAPS

--------------------------------------------------------------------------------------------
                                                          YEAR ENDED DECEMBER 31, 2001
                                                    ----------------------------------------
NOTIONAL AMOUNT                                             SWAP           TERM   FAIR VALUE
--------------------------------------------------------------------------------------------
EURO258,228.......................................  From 3.81% to 5.44%    2002         (409)
EURO12,911........................................         5.68%           2007         (516)
EURO2,380.........................................         5.72%           2009          (99)
EURO10,117........................................         5.72%           2010         (444)
EURO51,646........................................         4.62%           2005         (261)
USD11,359.........................................  From 6.85% to 11.85%   2002          566
                                                                                  ----------
                                                                                      (1,163)
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                          YEAR ENDED DECEMBER 31, 2000
                                                     ---------------------------------------
NOTIONAL AMOUNT                                             SWAP           TERM   FAIR VALUE
--------------------------------------------------------------------------------------------
EURO103,291........................................         2.13%          2002        1,733
EURO103,291........................................         5.05%          2002       (1,138)
EURO51,646.........................................         3.83%          2002         (573)
EURO12,911.........................................         5.68%          2007         (441)
EURO2,381..........................................         5.72%          2009          (94)
EURO10,117.........................................         5.72%          2010         (420)
EURO51,646.........................................         5.08%          2002         (343)
USD7,000...........................................  From 7.10% to 8.00%   2002          166
                                                                                  ----------
                                                                                      (1,110)
--------------------------------------------------------------------------------------------

EXCHANGE RATE DERIVATIVES

----------------------------------------------------------------------------------------------
                                                          YEAR ENDED DECEMBER 31, 2001
NOTIONAL AMOUNT                                    -------------------------------------------
(IN THOUSANDS)                                           DERIVATIVES         TERM   FAIR VALUE
----------------------------------------------------------------------------------------------
CAD/USD(21,850)..................................  Forward sales             2002          259
EURO/USD(13,800).................................  Forward sales             2002           15
GBP/EURO(12,000).................................  Forward sales             2002         (175)
JPY/CAD1,235,856.................................  Forward purchases         2002       (1,004)
JPY/USD4,779,936.................................  Forward purchases         2002       (2,728)
USD/EURO(100,000)................................  Forward sales             2002       (3,106)
USD/EURO10,000...................................  Knock-in forward option   2002         (100)
USD/JPY6,900.....................................  Forward purchases         2002         (491)
USD/JPY523,000...................................  Call option               2002          170
USD/MXP5,000.....................................  Forward purchases         2002          170
USD/BRS6,382.....................................  Swap                      2002         (510)
                                                                                    ----------
                                                                                        (7,500)
----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                           YEAR ENDED DECEMBER 31, 2000
NOTIONAL AMOUNT                                     -------------------------------------------
(IN THOUSANDS)                                            DERIVATIVES         TERM   FAIR VALUE
-----------------------------------------------------------------------------------------------
CAD/USD6,200......................................  Forward purchases         2001            -
CAD/USD(66,550)...................................  Forward sales             2001          (37)
EURO/USD5,200.....................................  Forward purchases         2001            2
EURO/USD(4,900)...................................  Forward sales             2001            -
EURO/USD150,000...................................  Swap                      2001        5,718
GBP/EURO(9,000)...................................  Forward sales             2001          256
GBP/USD(600)......................................  Forward sales             2001            -
JPY/USD16,339,182.................................  Forward purchases         2001          347
KWD/USD(330)......................................  Forward sales             2001            1
USD/EURO(3,000)...................................  Forward sales             2001        2,118
                                                                                     ----------
                                                                                          8,405
-----------------------------------------------------------------------------------------------

COMMODITIES PRICE DERIVATIVES

-----------------------------------------------------------------------------------------------
                                                           YEAR ENDED DECEMBER 31, 2001
NOTIONAL AMOUNT                                     -------------------------------------------
(IN THOUSANDS)                                            DERIVATIVES         TERM   FAIR VALUE
-----------------------------------------------------------------------------------------------
Tons 1,650........................................  Zinc forwards purchases   2002         (342)
Barrels 1,800.....................................  Oil call option           2002          585
Barrels 1,200.....................................  Oil put option            2002       (2,490)
                                                                                     ----------
                                                                                         (2,247)
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                           YEAR ENDED DECEMBER 31, 2000
NOTIONAL AMOUNT                                     -------------------------------------------
(IN THOUSANDS)                                            DERIVATIVES         TERM   FAIR VALUE
-----------------------------------------------------------------------------------------------
Tons 2,000........................................  Zinc swap                 2001         (207)
Tons 700..........................................  Aluminium swap            2001           49
Barrels 1,140,000.................................  Oil call option           2001          695
                                                                                     ----------
                                                                                            537
-----------------------------------------------------------------------------------------------

23. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions (Notes 20 and 21) that would be material to the Tenaris's combined consolidated financial position or income statement.

(1) CLAIM AGAINST DALMINE

In June 1998, British Steel plc ("British Steel") and Dalmine were sued by a consortium led by BHP Petroleum Ltd. ("BHP") before the Commercial Court of the High Court of Justice Queen's Bench

Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A. ("Ilva"), supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds ("GBP") and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to GBP300 thousand, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP's product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court's judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP will be determined in a separate proceeding. Dalmine's petition to the trial court for leave to appeal its judgment was denied, and Dalmine now intends to petition the court of appeals for leave to appeal the trial court's judgment.

BHP has indicated in court proceedings that it will seek damages of approximately GBP35 million to cover the cost of replacing the pipeline. In addition, although neither party has yet presented evidence with respect to these damages, BHP has indicated that it will also seek damages of approximately GBP39 million to cover investigation and related costs and approximately GBP140 million to cover the cost of deferred revenues assessed by reference to the prevailing oil price at the day of judgment. Subsequent to the court's recent judgment in favor of BHP on the issue of liability, BHP has petitioned the court for an interim judgment of damages in the amount of approximately GBP37 million to cover the cost of replacing the pipeline, and the court is expected to rule on this petition in the next several weeks.

Dalmine has created a provision in the amount of EUR45 million (USD41 million) in its results for 2001 to account for potential losses as a result of BHP's lawsuit, which had a substantial adverse effect on its earnings for the year. The amount of this provision relates mostly to BHP's claim for direct damages of approximately GBP35 million incurred to replace the damaged pipeline. As the proceedings for the determination of damages have not yet been substantially completed, Dalmine is not currently in a position to make an estimate of the possible loss, or range of loss if any, in excess of the amount currently accrued in its financial statements as of December 31, 2001.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands BV ("Tenet")--the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized--believes that, under the Dalmine privatization contract, Tenet should be entitled to recover from Fintecna S.p.A. ("Fintecna") on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Tenet has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP's lawsuit against Dalmine. Dalmine intends to petition the arbitration panel to resume the proceedings in the near future in light of the trial court's recent judgment of liability in favor of BHP.

If Dalmine were required to pay damages to BHP substantially in excess of its provisions of EUR45 million (including consequential damages or deferred revenues) and damages were not reimbursed to Dalmine by Fintecna, Dalmine's (and, consequently, Tenaris's) results of operations and financial condition would be further materially and adversely affected.

(2) CONSORCIO SIDERURGIA AMAZONIA, LTD.

In January 1998, Amazonia purchased a 70% equity interest in CVG Siderurgica del Orinoco C.A. ("Sidor") from the Venezuelan government. Tamsider, a wholly-owned subsidiary of Tamsa had an initial 12.50% equity interest in Amazonia, which increased to 14.11% in March 2000 as a result of additional investments as described below. As of March 31, 2001, Tamsider's equity interest in Amazonia remained at 14.11%. As of March 31, 2001, other Techint group companies held an additional 25.40% in Amazonia. The Venezuelan government continues to own a 30% equity interest in Sidor.

Sidor, located in the city of Guayana in southeast Venezuela, is the largest integrated steel producer in Venezuela and the sixth largest integrated steel producer in Latin America, with an installed capacity of more than 3.5 million tons of liquid steel per year. In 2001, Sidor shipped 2.9 million tons of steel.

Sidor has experienced significant financial losses and other problems since the acquisition by Amazonia in January 1998, despite a significant reduction in Sidor's workforce and management's efforts to improve the production process and reduce operating costs. In 1999, due to negative conditions in the international steel market, a sustained and intensifying domestic recession in Venezuela, deteriorating conditions in the credit markets, an increase in the value of the Venezuelan currency relative to the U.S. Dollar and other adverse factors, Sidor and Amazonia incurred substantial losses and were unable to make payments due under loan agreements with their respective creditors. In 2000, these loan agreements were restructured. Despite continued efforts by Sidor's management to improve technology and optimize production levels, in late 2001 Sidor and Amazonia were again unable to make payments due under the restructured loan agreements, following a continuation and aggravation of the same negative factors described above accompanied by increased competition from steel imports in Venezuela. Sidor and Amazonia are currently involved in discussions with their creditors and the Venezuelan government regarding a possible restructuring of their loan agreements. As of December 31, 2001, Sidor had approximately USD1.4 billion of long-term indebtedness (secured in part by fixed assets valued at USD827.0 million as determined at the time Sidor's loans were restructured in March 2000) and Amazonia had approximately USD284 million of long-term indebtedness. We cannot give you any assurance as to whether Sidor or Amazonia will succeed in restructuring their existing indebtedness, or that their lenders will not accelerate any defaulted indebtedness in accordance with the terms of the applicable loan agreements or foreclose on any of the assets of Sidor or Amazonia pledged as collateral.

As a result of the adverse trends discussed above, Tamsider made additional capital contributions to Amazonia, resulting from the restructuring concluded in 2000, while recording significant losses in the value of its investment. In addition to its initial capital contribution of USD87.8 million, Tamsider was required to make capital contributions in the amount of USD36.1 million (of which USD18.0 million took the form of a convertible subordinated loan to Amazonia, as described below) in connection with the restructuring of Amazonia's loan agreements in 2000. The value of Tamsider's investments (as recorded in Tamsa's consolidated financial statements) has decreased significantly since 1998, from USD94.2 million as of December 31, 1998, to USD43.7 million as of December 31, 1999, USD67.2 million as of December 31, 2000, and USD24.7 million as of December 31, 2001. The figure for December 31, 2001, includes an allowance for the investments in Amazonia in the amount of USD15.0 million. Further losses and provisions may be recorded in respect of Tamsider's investment in Amazonia, and we cannot predict whether Tamsider will make additional capital contributions as a condition to successfully negotiating a restructuring of Sidor's or Amazonia's existing indebtedness.

In addition to the risk of further losses in the equity value of its investment, Tamsider has significant exposure in respect of its investment in Amazonia under several agreements and guarantees. Below is a description of the nature and extent of this exposure. We cannot predict whether Tamsider will be required to make payments or will otherwise incur losses under these agreements and guarantees.

- The Sidor purchase agreement between Amazonia and the Venezuelan government requires the shareholders of Amazonia, including Tamsider, to indemnify the government for breaches by Amazonia of the Purchase Agreement up to a maximum amount of USD150.0 million for five years from the acquisition date. In connection with this indemnity, the shareholders of Amazonia are required to maintain a performance bond (which Tamsa has guaranteed directly) for five years, beginning in 1998, in the amount of USD150.0 million during the first three years, USD125 million in the fourth year and USD75.0 million in the fifth year. Tamsider's maximum liability under the indemnity would be USD18.8 million, as its obligations with respect to the indemnity are proportional to its initial 12.50% equity interest in Amazonia.

- The Sidor purchase agreement further requires the shareholders of Amazonia to guarantee, also on a proportional basis, the principal and a portion of the interest payable under a loan made to Sidor by the Venezuelan government. Tamsider's maximum liability under this guarantee, which continues to apply to the loan as restructured in 2000, is USD92.2 million.

- The loan agreement between Amazonia and a group of private lenders (the proceeds of which were used by Amazonia to finance the acquisition of its equity interest in Sidor) required the shareholders of Amazonia, including Tamsider, to pledge their shares in Amazonia as security and also required Amazonia to pledge its shares in Sidor as security. These pledges continue to apply to the loan as restructured in 2000.

- As discussed above, in connection with the restructuring of Amazonia's loan agreements in 2000, the shareholders of Amazonia, including Tamsider, were required to make additional capital contributions in part by making subordinated loans convertible into additional shares of Amazonia. Tamsider made a subordinated loan of USD18 million to Amazonia as a result of this requirement.

- Also in connection with the restructuring of Amazonia's loan agreements in 2000, the parent companies of several shareholders of Amazonia, including Tamsider, were required to enter into a put agreement pursuant to which they agreed to purchase, upon certain conditions and in no case prior to December 31, 2007, up to USD25 million in loans payable by Amazonia to its private lenders. The shareholders of Amazonia also delivered a letter to these lenders contemplating the possibility of additional capital contributions of up to USD20 million in the event of extreme financial distress at Sidor. Tamsa's obligations under the put agreement, and Tamsider's share of any capital contribution under the letter, are limited in proportion to its interest in Amazonia when the put is exercised or the contribution is made. Based on Tamsider's current 14.1% equity interest in Amazonia, Tamsa's aggregate liability under the put agreement would be limited to a maximum of

  USD3.5 million and Tamsider's share of any capital contribution under the letter would be limited to a maximum of USD2.8 million.

(3) TAX CLAIMS

(A) SIDERCA

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP45.6 million as of March 31, 2002 (approximately USD28.5 million at December 31,
2001) in tax and penalties. On the basis of information from the Siderca's tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in the financial statements.

(B) DALMINE

For the tax years from 1996 and the years thereafter, Dalmine was subject to an audit conducted by the regional tax police of Milan. Their report, issued in July 1999, disallowed certain costs and expenses while also alleging that goods-in-transit were not accounted for on the accrual basis. Dalmine believes that, with regard to in-transit inventory items, the tax effect is negligible, and with regards to non-deductible costs, any additional tax amounts that may be due would be compensated for with existing net operating losses. Dalmine has been informed by the Department of Revenue that no further action regarding goods-in-transit will be pursued.

During 2001, Dalmine reached a settlement with the local Department of Revenue in Bergamo as far as fiscal years from 1994 to 1998 are concerned.

The settlement mandated payment of approximately EUR1.1 million (USD1.0 million) in taxes, interest and fines. Of this, Fintecna (in liquidation) paid approximately EUR0.5 million (USD0.4 million), on the basis of the risk assumed under the contract for the sale of its previous controlling interest in Dalmine.

As for the litigation pending with the Italian tax authorities for assessments received or still to be received from the VAT or direct tax offices of Milan and Bergamo based on the reports made by the Revenue Guard Corps in December 1995, a provision has been created that is considered sufficient to meet any eventual tax expenses (net of the portion of the risk attributable to Fintecna). Such provision has also been calculated considering the largely favorable outcomes of the appeals filed by Dalmine and examined to date by the Tax Commissions.

(4) EUROPEAN ANTITRUST COMMISSION

On December 8, 1999 the Commission of the European Union imposed fines on Dalmine and several other manufacturers of seamless pipes in Europe for alleged violations of fair trade practices under the EEC treaty. The fine imposed on Dalmine was EUR10.8 million (USD9.7 million) and related to pre-1996 activity. As such, Dalmine accrued this amount in provisions and the 84.08% to be reimbursed by Fintecna in other receivables at December 31, 1999. In March 2000, Dalmine filed an appeal against the ruling.

(5) OTHER PROCEEDINGS

Dalmine is currently subject to a criminal proceeding before the Court of Bergamo, Italy, and two civil proceedings for work-related injuries arising from its use of asbestos in its manufacturing processes from 1960 to 1980. In addition, some other asbestos related out-of-court claims have been forwarded to Dalmine. Of the 39 claims (inclusive of the out-of-court claims), 19 incidents have already been settled or are to be covered by Dalmine's insurer. Dalmine estimates that its potential liability in connection with the remaining cases not yet settled or covered by insurance is approximately EUR8.0 million (USD7.2 million). This amount was recognized as a provision for liabilities and expenses as of December 31, 2001.

(6) TURBINES DELIVERED TO ENTE BINACIONAL YACIRETA ("EBY") PENDING FINAL ACCEPTANCE

Siderca has a 25% interest in a currently dormant joint venture which acted as a subcontractor for the construction of 7 turbines purchased by EBY. The joint venture's product was manufactured based on designs by the Voith/DEW consortium, which was the contractor for the remaining 13 turbines. As some of the turbines provided to EBY by the Voith/DEW consortium have had operational problems, the EBY has not granted its final acceptance for the turbines. The joint venture collected the amounts due under the construction contract.

Based on the circumstances, including the nature of the joint venture's participation in the project, Tenaris does not believe that it will suffer a claim or other financial damage that would be material to its combined consolidated financial position or results of operations.

(7) CONTINGENT LIABILITIES

Tenaris had the following contingent liabilities at each year end:

-------------------------------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               2001       2000       1999
-------------------------------------------------------------------------------------------
Third party assets held in custody by Tenaris..............     3,860        512      1,698
Discounted documents.......................................     1,210      1,210      1,790
Deposit guarantees and other guarantees....................   119,088    122,526    157,925
                                                             ------------------------------
Total......................................................   124,158    124,248    161,413
-------------------------------------------------------------------------------------------

(8) COMMITMENTS

The following are the main off-balance sheet commitments:

    (a) Tamsa entered into an off-take contract with Complejo Siderurgico de Guayana C.A. ("Comsigua") to purchase on a take-and-pay basis 75,000 tons of hot briquette iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year's notice. Pursuant to this off-take contract, Tamsa would be required to purchase the HBI at a formula price reflecting Comsigua's production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

    The agreements among the joint venture parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tamsa would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the joint venture arrangements, Tamsa has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tamsa has paid higher-than-market prices for its HBI and accumulated a credit that, at December 31, 2001, amounted to approximately USD9.8 million. This credit, however, is offset by a provision for an equal amount recorded as a result of Comsigua's weak financial condition.

    In connection with Tenaris's original 6.9% equity interest in the joint venture company, Tamsa paid USD8.0 million and agreed to cover its proportional (7.5%) share of Comsigua's cash operating and debt service shortfalls. In addition, Tamsa pledged its shares in Comsigua and provided a proportional guarantee in support of the USD156 million (USD100.1 million outstanding as of March 31, 2002) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. In February 2002, Tamsa was required to pay USD1.3 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD2.8 million. Comsigua's financial condition has been adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998 and, unless market conditions improve substantially, Tamsa may be required to make additional proportional payments in respect of its participation in the Comsigua joint venture and continue to pay higher-than-market prices for its HBI pursuant to its off-take contract.

    (b) Tamsa purchases from Pemex, at prevailing international prices, natural gas used for the furnaces that reheat steel ingots in the pipemaking process. Natural gas rates increased approximately 74% in 2000 and 4% in 2001. In February, 2001, Tamsa signed an agreement with Pemex, for the supply of 296,600 million BTUs (British Thermal Units) of natural gas from January 1, 2001 until December 31, 2003, at a fixed price of USD4.00 per million of BTUs. In order to cover a decrease in natural gas prices, in March 2001, Tamsa entered into a forward contract with Enron North America Corp. ("Enron"), with the option to sell up to 200,000 million BTUs per month of natural gas, at a minimum base price of USD4.05 per million of BTUs, from March 2002, through December 2003.

    As a result of Enron's bankruptcy in late 2001, no reasonable prospect exists of exercising Tamsa's option under this contract. The premium paid to Enron of USD1.7 million for this put option was fully amortized during the fourth quarter of 2001. In order to reduce its exposure to above-market prices under the natural gas supply agreement with Pemex, Tamsa entered into agreements with Citibank, N.A., New York ("Citibank") and JPMorgan Chase Bank ("JPMorgan Chase"), in March 2002 and April 2002. The economic effect of the agreements with Citibank and JPMorgan Chase is to permit Tamsa to purchase 320,000 million BTUs per month at market price instead of at the USD4.00 per million BTU rate charged by Pemex, resulting in a more favorable price to Tamsa for natural gas so long as the market price remains below USD4.00.

    Under the agreements, Tamsa must continue to make its purchase of natural gas at market price even if the market price rises above USD4.00 per million BTUs, thereby exposing Tamsa to a later risk of above-market prices. Also, under the agreements, Tamsa must continue to make purchases at the USD4.00 per million BTU rate if the market price of natural gas falls to USD2.00 per million BTUs or lower (during the period from May 1, 2002 to February 28, 2003) or to USD2.25 per million BTUs or lower (during the period from March 1, 2003 to December 31, 2003). In addition, under each of the agreements with Citibank and JPMorgan Chase, Tamsa is required to purchase 160,000 million BTUs of natural gas per month from January 1, 2004, to December 31, 2005, at a price of USD2.7 per million BTUs.

    (c) In August 2001, Dalmine Energie S.p.A. signed an agreement for the purchase of natural gas from Norway. The agreement began on October 1, 2001, and will expire 10 years later on October 1, 2011. Total volume of natural gas still to be purchased as at December 31, 2001 is estimated to be 5,800 million cubic meters equal to approximately EUR900 million (USD806 million at December 31, 2001, based on natural gas prices at the end of 2001).

    (d) Under a lease agreement between Gade Srl (Italy) and Dalmine, executed in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine's former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD7.4 million at December 31, 2001). The notice of the auction, according to the contract, is not to take place before January 1, 2003.

(9) RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Under Luxembourg law, at least 5% of the net income per year must be allocated to the creation of a reserve until such reserve has reached an amount equal to 10% of the share capital.

24. MINORITY INTERESTS

-------------------------------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               2001       2000       1999
-------------------------------------------------------------------------------------------
(I) MINORITY INTEREST IN EXCHANGE COMPANIES
At beginning of year......................................    817,783    884,172    990,377
Currency translations differences.........................     (8,037)    (3,274)   (13,132)
Effect of adopting IAS 39.................................       (408)         -          -
Share of net loss (profit) of subsidiaries................     58,981     51,102    (47,506)
Acquisition...............................................     17,042          -      7,161
Sales.....................................................    (22,262)   (57,367)         -
Dividends paid............................................    (55,407)   (56,850)   (52,728)
                                                             ------------------------------
At end of year............................................    807,692    817,783    884,172
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               2001       2000       1999
-------------------------------------------------------------------------------------------
(II) MINORITY INTEREST IN OTHER SUBSIDIARIES
At beginning of year......................................    101,927     94,895     32,788
Currency translations differences.........................     (3,130)      (137)        20
Share of net loss (profit) of subsidiaries................     15,576     (3,701)     8,985
Increase due to business combinations (See note 25).......          -          -    102,174
Acquisition...............................................          -     15,610          -
Sales.....................................................          -          -    (49,072)
Dividends paid............................................     (3,084)    (4,740)         -
                                                             ------------------------------
At end of year............................................    111,289    101,927     94,895
-------------------------------------------------------------------------------------------

25. ACQUISITIONS

All the acquisitions were accounted under the purchase method, in accordance with IAS 22.

During 2001 the Company acquired 4.34% of shares of Tamsa from minority shareholders for USD31.0 million. The fair value of net assets acquired was USD31.2 million giving rise to negative goodwill of USD0.2 million.

During 2000 the Company acquired 6.90% of shares of Tamsa from minority shareholders for USD63.8 million. The fair value of net assets acquired was USD51.6 million giving rise to goodwill of USD12.2 million.

In August 1999 the Company acquired a 39,99% participation in Confab for USD43.5 million. The fair value of net assets acquired was USD64.9 million giving rise to negative goodwill of USD21.4 million.

Details of net assets acquired and goodwill are as follows:

---------------------------------------------------------------------
                                                               1999
---------------------------------------------------------------------
Purchase consideration: Cash paid...........................   43,489
Fair value of net assets acquired...........................   64,903
                                                              -------
Negative Goodwill...........................................  (21,414)
---------------------------------------------------------------------

The assets and liabilities arising from the acquisition are as follows:

----------------------------------------------------------------------
                                                                1999
----------------------------------------------------------------------
Cash and cash equivalents...................................    93,450
Property, plant and equipment...............................    85,930
Investments in other companies..............................     2,341
Inventories.................................................    13,706
Receivables.................................................   125,801
Payables and other liabilities..............................   (81,559)
Borrowings..................................................   (72,592)
Minority interests..........................................  (102,174)
                                                              --------
Fair value of net assets acquired...........................    64,903
Negative Goodwill...........................................   (21,414)
                                                              --------
Total purchase consideration................................    43,489
Less:
Cash and cash equivalents in subsidiary acquired............    93,450
                                                              --------
Cash inflow on acquisition..................................    49,961
----------------------------------------------------------------------

Minor acquisitions of Empresas Riga S.A. (by Tamsa) during 2001 and minority interest in Quickflo Services Ltd. (by Dalmine) during 2000 did not give rise to any significant goodwill due to the purchase method of accounting.

26. RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

-----------------------------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
-----------------------------------------------------------------------------------------
(I) SALES OF GOODS AND SERVICES
Sales of goods..............................................   74,145    66,785    55,146
Sales of services...........................................    3,444     4,577     1,285
                                                              ---------------------------
                                                               77,589    71,362    56,431
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
-----------------------------------------------------------------------------------------
(II) PURCHASES OF GOODS AND SERVICES
Purchases of goods..........................................   46,202    30,779    20,022
Purchases of services.......................................   94,900    74,300    32,266
                                                              ---------------------------
                                                              141,102   105,079    52,288
                                                              ---------------------------
(III) YEAR-END BALANCES ARISING FROM SALES/PURCHASES OF GOODS/SERVICES
Receivables from related parties............................   34,439    31,753    13,318
Payables to related parties.................................  (43,957)  (26,325)  (31,592)
                                                              ---------------------------
                                                               (9,518)    5,428   (18,274)
                                                              ---------------------------
(IV) CASH AND CASH EQUIVALENTS
Time deposits...............................................   67,975    10,974    45,250
                                                              ---------------------------
(V) OTHER BALANCES
Trust fund..................................................  103,438         -         -
-----------------------------------------------------------------------------------------

(VI) OFFICERS AND DIRECTORS COMPENSATIONS

As the Company's first fiscal year is still in progress, no compensation has been determined or paid to any of its directors. The aggregate compensation of the directors, alternate directors, statutory auditors and executive officers of the Exchange Companies, paid or accrued during each of the years shown below for services in all capacities was as follows:

-------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                               2001     2000    1999
-------------------------------------------------------------------------------------
Dalmine.....................................................     726      757     810
Siderca.....................................................   4,102    3,614   3,096
Tamsa.......................................................   6,344    5,746   5,620
                                                              -----------------------
                                                              11,172   10,117   9,526
-------------------------------------------------------------------------------------

27. POST BALANCE SHEET EVENTS

The devaluation of the Argentine peso was enforced by the Public Emergency Law No. 25,561, dated January 6, 2002, Decree 214/02, dated February 4, 2002, and Decree 260/02, dated February 8, 2002, which set out, among other things, the repeal of Convertibility Law, the mandatory conversion to Argentine Pesos of certain assets and liabilities, and the establishment of a freely-floating foreign currency exchange market. According to management's estimates, the devaluation of the Argentine peso has not had a negative effect on Tenaris's subsidiaries companies in Argentina.

Additionally, new economic measures include, among others, a reduction in tax refunds on exports, the elimination of the tax on financial deposits and withdrawals as a payment on account for value added and income taxes, and other regulations which will impact the results of operations for the period beginning January 1, 2002.

28. RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO US GAAP

(a) The following is a summary of the significant adjustments to net income for the years ended December 31, 2001 and 2000 and to shareholders' equity at December 31, 2001 and 2000, which would be required if the combined consolidated financial statements had been prepared in accordance with US GAAP instead of IAS.

---------------------------------------------------------------------------------------
                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                 2001          2000
---------------------------------------------------------------------------------------
Net income in accordance with IAS...........................       81,346        76,706
US GAAP adjustments--income (expense)
  Purchase accounting difference affecting the acquisition
  of Tavsa--amortization (Note R (a)).......................        1,465             -
  Purchase accounting difference affecting the acquisition
  of Amazonia--amortization (Note R (a))....................       10,378
  Deferred income tax (Note R (b))..........................      109,882         2,011
  Equity in investments on associated companies (Note R
  (c))......................................................         (196)         (300)
  Unrecognized prior service costs (Note R (d)).............         (263)         (640)
  Minority interest in above reconciling items..............      (38,691)         (444)
                                                              -------------------------
  Income (loss) before cumulative effect of accounting
     changes................................................      163,921        77,333
  Cumulative effect of accounting changes (Note R (e))......       (1,007)            -
                                                              -------------------------
Net income in accordance with US GAAP.......................      162,914        77,333
                                                              -------------------------
Weighted average number of shares outstanding (See Note K
  (2))......................................................  710,747,187   710,747,187
Combined earnings per share before cumulative effect of
accounting changes..........................................         0.23          0.11
Cumulative effect of accounting changes per share...........        (0.00)            -
Combined earnings per share in accordance with US GAAP......         0.23          0.11
Shareholders' equity in accordance with IAS.................      875,401       925,358
US GAAP adjustments--increase (decrease)
  Purchase accounting difference affecting the acquisition
  of Tavsa Note R (a))--Original Value......................       (6,343)            -
  Purchase accounting difference affecting the acquisition
  of Tavsa Note R (a))--Accumulated amortization............        2,005             -
  Deferred income tax (Note R (b))..........................       89,560       (20,322)
  Equity in investments on associated companies (Note R
  (c))......................................................          561        (7,330)
  Unrecognized prior service costs (Note R (d)).............        5,062         5,325
  Minority interest in above reconciling items..............      (24,320)        5,841
                                                              -------------------------
Shareholders' equity in accordance with US GAAP.............      941,926       908,872
---------------------------------------------------------------------------------------

(b) Changes in shareholders' equity under US GAAP are as follows:

-------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                2001          2000
-------------------------------------------------------------------------------------
Shareholders' equity at the beginning of the year in
accordance with US GAAP.....................................   908,872       937,282
Net income for the year in accordance with US GAAP..........   162,914        77,333
Foreign currency translation adjustment.....................   (10,043)       (6,592)
Change in ownership of Exchange Companies...................   (10,532)       11,617
Dividends paid..............................................  (109,285)     (110,768)
                                                              -----------------------
Shareholders' equity at the end of the year in accordance
  with US GAAP..............................................   941,926       908,872
-------------------------------------------------------------------------------------

(c) The following tables present Tenaris's condensed combined consolidated balance sheets as of December 31, 2001 and 2000 and the income statement and cash flow for the years then ended, reflecting US GAAP adjustments:

CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2001         2000
-------------------------------------------------------------------------------------
Assets
Cash and cash equivalents...................................    204,319       60,464
Trade receivable............................................    357,456      150,957
Inventories.................................................    594,959      351,845
Other assets................................................     60,319       87,719
                                                              -----------------------
Total current assets........................................  1,217,053      650,985
Property, plant and equipment...............................  1,530,026      658,215
Other assets................................................    328,376      596,532
                                                              -----------------------
Total assets................................................  3,075,455    1,905,732
                                                              -----------------------
Liabilities
Short term borrowings.......................................    266,264      241,582
Trade Payables..............................................    279,389      123,270
Other.......................................................    167,648       53,013
                                                              -----------------------
Total current liabilities...................................    713,301      417,865
Long term borrowings........................................    190,163       55,027
Payroll and social security payable.........................     96,380        7,044
Deferred tax liabilities....................................    223,506       43,036
Other.......................................................     70,291       40,906
                                                              -----------------------
Total non-current liabilities...............................    580,340      146,013
Total liabilities...........................................  1,293,641      563,878
Minority interest...........................................    839,888      432,982
Equity......................................................    941,926      908,872
                                                              -----------------------
Total liabilities and equity................................  3,075,455    1,905,732
-------------------------------------------------------------------------------------

CONDENSED COMBINED CONSOLIDATED INCOME STATEMENTS

---------------------------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                 2001          2000
---------------------------------------------------------------------------------------
Net sales...................................................    2,313,162     1,166,293
Cost of sales...............................................   (1,551,124)     (932,632)
                                                              -------------------------
Gross profit................................................      762,038       233,661
Selling, general and administrative expenses................     (350,369)     (164,083)
Other operating income (expenses), net......................       10,345        33,162
                                                              -------------------------
Operating income............................................      422,014       102,740
Financial income (expenses)--net............................          207       (12,372)
Equity in (losses) earnings of associated companies.........      (38,272)       23,991
                                                              -------------------------
Profit (loss) before tax....................................      383,949       114,359
Income tax..................................................     (104,740)      (13,205)
Minority interest...........................................     (115,288)      (23,821)
                                                              -------------------------
Net income (loss) before effect of accounting changes.......      163,921        77,333
Effect of accounting changes................................       (1,007)            -
                                                              -------------------------
Net income (loss)...........................................      162,914        77,333
Weighted average number of shares outstanding (See Note K
  (2))......................................................  710,747,187   710,747,187
Combined earnings per share before cumulative effect of
accounting changes..........................................         0.23          0.11
Cumulative effect of accounting changes per share...........        (0.00)            -
Combined earnings per share in accordance with US GAAP......         0.23          0.11
---------------------------------------------------------------------------------------

CONDENSED COMBINED CONSOLIDATED CASH FLOW

-------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                2001          2000
-------------------------------------------------------------------------------------
Net cash provided by operating activities...................   502,809       151,207
Net cash used in investing activities.......................  (252,626)     (160,623)
Net cash provided by (used in) financing activities.........  (106,328)       10,481
Net increase in cash and cash equivalents...................   143,855         1,065
Non-cash financing activity:
Dividends of shares of Siderar..............................    43,195             -
-------------------------------------------------------------------------------------

29. OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

The following is a summary of additional financial statement disclosures required under US GAAP:

(A) INCOME TAXES

Tenaris's deferred income taxes under US GAAP (based on a US GAAP balance sheet) are as follows:

--------------------------------------------------------------------------------
                                                                    DECEMBER 31,
                                                              ------------------
                                                                2001      2000
--------------------------------------------------------------------------------
Deferred tax assets
Tax loss carry-forwards.....................................     8,310     3,063
Allowance for doubtful accounts and other...................     9,616     5,098
Other receivables...........................................    13,127     9,205
Investments.................................................       151       157
Vacation accrual and others.................................     3,978     4,869
Provision for lawsuits and other............................    16,919     8,446
Inventories.................................................         -     1,432
Other temporary differences.................................    31,329        59
                                                              ------------------
                                                                83,430    32,329
                                                              ------------------
Deferred tax liabilities
Fixed assets................................................  (256,162)  (55,101)
Inventories.................................................   (51,429)        -
Other temporary differences.................................    (2,467)   (2,259)
                                                              ------------------
                                                              (310,058)  (57,360)
                                                              ------------------
Total gross deferred tax liabilities........................  (226,628)  (25,031)
Valuation allowance.........................................    (1,031)     (623)
                                                              ------------------
Net deferred tax liabilities................................  (227,659)  (25,654)
--------------------------------------------------------------------------------

Of the outstanding balance at December 31, 2001 USD(4,153) are current. Valuation allowances are provided for future benefits and to the extent realization of those benefits does not meet the "more likely than not" test. No uses or retirements of valuation allowances have been made during the year ended December 31, 2001.

The tax loss carryforwards at December 31, 2001, expire as follows:

---------------------------------------------------------------------
                      EXPIRATION DATE                          AMOUNT
---------------------------------------------------------------------
December 31, 2007...........................................   1,031
December 31, 2008...........................................   1,526
December 31, 2009...........................................      16
December 31, 2010...........................................   2,227
December 31, 2011...........................................   1,852
Not subject to expiration...................................   1,658
                                                               ------
Total.......................................................   8,310
---------------------------------------------------------------------

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate, as follows:

-------------------------------------------------------------------------------
                                                                     YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------
                                                               2001      2000
-------------------------------------------------------------------------------
Income tax (benefit) expense at statutory rate on pre-tax
income in accordance with US GAAP...........................  134,030    39,964
Permanent differences:
   Tax reimbursements on exports............................  (11,978)  (13,342)
   Equity in earnings (losses), net of affiliated
     companies..............................................   13,330    (8,560)
   Others...................................................  (30,642)   (4,857)
                                                              -----------------
Income tax expense in accordance with US GAAP...............  104,740    13,205
-------------------------------------------------------------------------------

(B) STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME UNDER US GAAP

Tenaris uses SFAS No. 130, "Reporting Comprehensive Income", which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

------------------------------------------------------------------------------
                                                                    YEAR ENDED
                                                                  DECEMBER 31,
                                                              ----------------
                                                               2001      2000
------------------------------------------------------------------------------
Net income (loss)...........................................  162,914   77,333
Other comprehensive income
   Foreign currency translation adjustment..................  (10,043)  (6,592)
                                                              ----------------
Comprehensive income (loss).................................  152,871   70,741
------------------------------------------------------------------------------

The accumulated balances related to each component of other comprehensive income were as follows:

----------------------------------------------------------------------------------
                                                                 ACCUMULATED OTHER
                                                              COMPREHENSIVE INCOME
                                                                   AT DECEMBER 31,
                                                              --------------------
                                                                2001        2000
----------------------------------------------------------------------------------
Balance at the beginning of the year........................  132,577     139,169
Other comprehensive income
   Foreign currency translation adjustment..................  (10,043)     (6,592)
                                                              --------------------
Balance at the end of the year..............................  122,534     132,577
----------------------------------------------------------------------------------

(C) INTEREST EXPENSE

----------------------------------------------------------------------------
                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                              --------------
                                                               2001    2000
----------------------------------------------------------------------------
Total interest expense......................................  20,959   7,679
Interest capitalization.....................................   2,903       -
                                                              --------------
Total interest..............................................  23,862   7,679
----------------------------------------------------------------------------

(D) SUMMARIZED FINANCIAL INFORMATION OF SIGNIFICANT ASSOCIATED COMPANIES IN ACCORDANCE WITH IAS

TAMSA

------------------------------------------------------------------------------
                                                               AT DECEMBER 31,
                                                                    2000
------------------------------------------------------------------------------
Current assets..............................................           390,056
Non-current assets..........................................           929,875
                                                               ---------------
                                                                     1,319,931
                                                               ---------------
Current liabilities.........................................           162,438
Non-current liabilities.....................................           430,036
Minority interest...........................................             1,198
Shareholders' equity........................................           726,259
                                                               ---------------
                                                                     1,319,931
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                 YEAR ENDED
                                                              DECEMBER 31, 2000
-------------------------------------------------------------------------------
Net sales...................................................            563,571
Gross profit................................................            192,556
Net ordinary income (loss) for the year.....................             73,039
Net income (loss)...........................................             40,986
-------------------------------------------------------------------------------

As of December 31, 2001, Tamsa was consolidated as Tenaris holds 50.51% of this company.

DALMINE

-------------------------------------------------------------------------------
                                                               AT DECEMBER 31,
                                                              -----------------
                                                               2001      2000
-------------------------------------------------------------------------------
Current assets..............................................  446,482   422,393
Non-current assets..........................................  425,023   455,299
                                                              -----------------
                                                              871,505   877,692
                                                              -----------------
Current liabilities.........................................  420,162   397,447
Non-current liabilities.....................................  254,759   266,651
Minority interest...........................................      522     1,506
Shareholders' equity........................................  196,062   212,088
                                                              -----------------
                                                              871,505   877,692
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                 {YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               2001      2000
-------------------------------------------------------------------------------
Net sales...................................................  864,558   801,625
Gross profit................................................  169,357   140,649
Net ordinary income for the year............................    1,033    23,815
Net (loss) income...........................................   (2,584)    6,598
-------------------------------------------------------------------------------

The exchange rate used for:

- The Mexican peso exchange rate was 9.57 for December 31, 2000, and the average exchange rate was 9.46.

- The Euro exchange rate was 0.8951 for December 31, 2001, and the average exchange rate was 0.8909.

- The Italian Lira exchange rate was 2,088 for December 31, 2000.

(E) SUPPLEMENTARY INFORMATION ON THE STATEMENT OF CASH FLOWS

------------------------------------------------------------------------------
                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               2001      2000
------------------------------------------------------------------------------
Cash payments:
Income tax..................................................   59,810   13,846
Interest....................................................   15,666    6,611
Cash and cash equivalents include:
Cash and banks..............................................  135,562   49,638
Short-term investments (original maturity less than 90
  days).....................................................   68,757   10,826
                                                              ----------------
                                                              204,319   60,464
------------------------------------------------------------------------------

30. IMPACT OF NEW U.S. GAAP ACCOUNTING STANDARDS NOT YET ADOPTED

In July 2001, the Financial Accounting Board issued Statements No. 141 and 142 "Business Combinations" and "Goodwill and Other Intangible Assets", respectively. SFAS No. 141 addresses financial accounting and reporting for business combinations. All business combinations included in the scope of this Statement are to be accounted for using one method, the purchase method. SFAS No. 141 applies to all business combinations initiated after June 30, 2001, as well as to all business combinations accounted for using the purchase method if the date of acquisition is July 1, 2001, or later. Management does not believe the adoption of SFAS 141 will have a material impact on Tenaris's results of operations and financial position.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements and also states that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for possible impairment. The new impairment test for goodwill is a two-step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss is measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001. Early application of the provisions of SFAS 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. Accordingly, the Company adopted the provisions of SFAS 142 in its six-month period ended June 30, 2002.

Goodwill at December 31, 2001, which related to the seamless tubes segment in Mexico, was approximately USD24,472 million. After evaluating whether goodwill was impaired at January 1, 2002, the Company has concluded that the effect of adopting SFAS No. 142 as of January 1, 2002 is as follows:

-------------------------------------------------------------------------------------------
                                                                     JANUARY 1, 2002
                                                              -----------------------------
                                                              GROSS CARRYING   ACCUMULATED
                                                                  AMOUNT       AMORTIZATION
-------------------------------------------------------------------------------------------
Goodwill....................................................      30,389          (5,917)
-------------------------------------------------------------------------------------------

A reconciliation of net income as if SFAS No. 142 had been adopted for the years ended December 31, 2001 and 2000 is presented below:

------------------------------------------------------------------------------
                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               2001      2000
------------------------------------------------------------------------------
                                                              (UNAUDITED)
Net income before adoption of SFAS 142......................  162,914   77,333
Add back: Goodwill amortization.............................    2,789    2,175
                                                              ----------------
Adjusted net income.........................................  165,703   79,508
                                                              ----------------
Combined earnings per share.................................     0.23     0.11
------------------------------------------------------------------------------

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS No. 143 is required to be adopted for the fiscal year beginning January 1, 2003. Management has not yet assessed the impact on Tenaris's combined consolidated financial statements of the adoption of this new standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS No. 144 requires the depreciable life of an asset to be abandoned to be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discounted operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS No. 144 is effective January 1, 2002. Management has not yet assessed the impact on Tenaris's combined consolidated financial statements of the adoption of this new standard.

                      [PriceWaterhouseCoopers Letterhead]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Siderca Sociedad Anonima Industrial y Comercial

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows, all expressed in Argentine pesos, present fairly, in all material respects, the financial position of Siderca Sociedad Anonima Industrial y Comercial and its subsidiaries at June 30, 2002, and the results of their operations and their cash flows for the six-month period ended June 30, 2002, in conformity with accounting principles generally accepted in Argentina. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in Argentina vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Argentine pesos for the six-month period ended June 30, 2002 and the determination of consolidated shareholders' equity also expressed in Argentine pesos at June 30, 2002 to the extent summarized in
Note 17 to the consolidated financial statements.

PRICE WATERHOUSE & CO.

/s/ DANIEL A. LOPEZ LADO
-------------------------------

Daniel A. Lopez Lado
Buenos Aires, Argentina
September 12, 2002

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
                       INTERIM CONSOLIDATED BALANCE SHEET
                          AS OF JUNE 30, 2002 AND 2001

-----------------------------------------------------------------------------------------------
                                                                                       JUNE 30,
                                                                  -----------------------------
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER)      2002            2001
-----------------------------------------------------------------------------------------------
                                                                                    (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and banks................................................      352,506,358      57,057,391
Short-term investments........................................      177,442,686     129,730,780
Trade receivables.............................................    1,478,765,715     747,228,824
Other receivables.............................................      210,462,737     124,486,506
Inventories...................................................      966,081,994     475,198,828
                                                                  -----------------------------
Total current assets..........................................    3,185,259,490   1,533,702,329
                                                                  -----------------------------
NON-CURRENT ASSETS
Other receivables.............................................       46,125,477      88,100,152
Long-term investments.........................................    2,690,152,954   1,191,789,556
Property, plant and equipment.................................    1,642,395,149   1,547,162,019
Intangible assets.............................................       37,897,465      28,181,557
                                                                  -----------------------------
Total non-current assets......................................    4,416,571,045   2,855,233,284
                                                                  -----------------------------
Total assets..................................................    7,601,830,535   4,388,935,613
                                                                  -----------------------------
LIABILITIES
CURRENT LIABILITIES
Accounts payable..............................................      898,903,311     361,745,528
Short-term financial debt.....................................      867,263,995     457,992,387
Taxes, payroll and social security payable....................      352,127,462      96,575,270
Other liabilities.............................................      177,753,946      84,287,209
                                                                  -----------------------------
Total current liabilities.....................................    2,296,048,714   1,000,600,394
                                                                  -----------------------------
NON-CURRENT LIABILITIES
Accounts payable..............................................       45,656,567      26,969,356
Long-term financial debt......................................      278,606,336     103,280,440
Taxes, payroll and social security payable....................       14,848,799      14,987,947
Other liabilities.............................................       43,371,936      25,202,243
Provision for lawsuits and contingencies......................       79,179,909      59,111,449
                                                                  -----------------------------
Total non-current liabilities.................................      461,663,547     229,551,435
Total liabilities.............................................    2,757,712,261   1,230,151,829
                                                                  -----------------------------
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES................      457,807,404     227,325,194
SHAREHOLDERS' EQUITY..........................................    4,386,310,870   2,931,458,590
                                                                  -----------------------------
Total liabilities and shareholders' equity....................    7,601,830,535   4,388,935,613
-----------------------------------------------------------------------------------------------

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
                  INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

-------------------------------------------------------------------------------------------------
                                                                                         JUNE 30,
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER--  ------------------------------
                    EXCEPT NUMBER OF SHARES)                            2002            2001
-------------------------------------------------------------------------------------------------
                                                                                      (UNAUDITED)
Net sales.....................................................      2,534,030,352   1,385,901,368
Cost of sales.................................................     (1,432,999,408)   (952,652,220)
                                                                   ------------------------------
Gross profit..................................................      1,101,030,944     433,249,148
Selling expenses..............................................       (267,436,334)   (119,577,110)
Administrative expenses.......................................       (122,457,413)   (115,081,221)
                                                                   ------------------------------
Total operating income........................................        711,137,197     198,590,817
Financial income (expenses) and holding (losses) gains, net...        154,320,162     (55,878,607)
Other income and expenses, net................................        (21,702,613)     (9,217,298)
                                                                   ------------------------------
Income before income tax, minority interest and equity in
earnings of investee companies................................        843,754,746     133,494,912
Income tax....................................................       (219,869,687)    (43,507,727)
Minority interest in earnings of Consolidated subsidiaries....        (94,448,403)     10,658,815
Equity in earnings (losses) of investee companies, net........        160,151,468      41,442,606
Effect of translation into pesos of financial statements in
foreign currency..............................................        919,293,526               -
                                                                   ------------------------------
Net income....................................................      1,608,881,650     142,088,606
                                                                   ------------------------------
Earnings per share............................................               1.61            0.14
                                                                   ------------------------------
Weighted average number of shares outstanding.................      1,000,000,000   1,000,000,000
-------------------------------------------------------------------------------------------------

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
                       INTERIM CONSOLIDATED STATEMENT OF
                        CHANGES IN SHAREHOLDERS' EQUITY
             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

-----------------------------------------------------------------------------------------------------------------
                                                                                                  CAPITAL SURPLUS
                                                                      SHAREHOLDERS' CAPITAL        ON TECHNICAL
                                                                  -----------------------------    APPRAISAL OF
                                                                                   ADJUSTMENTS    PROPERTY, PLANT
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER)  CAPITAL STOCK    TO CAPITAL      AND EQUIPMENT
-----------------------------------------------------------------------------------------------------------------
Balances at December 31, 2001...................                  1,000,000,000   1,040,498,024        95,522,842
Distributions approved by Shareholders' Ordinary Meeting held on
April 29, 2002 to:
Legal reserve...................................                              -               -                 -
Contribution to welfare projects................                              -               -                 -
Contribution to social assistance emergency program...                        -               -                 -
Fundacion Hermanos Agustin y Enrique Rocca......                              -               -                 -
Reserve for future dividends....................                              -               -                 -
Technical accounting reserves:
Absorption due to amortization for the period...                              -               -        (9,353,855)
Net income for the period.......................                              -               -                 -
                                                                  -----------------------------------------------
Balances at June 30, 2002.......................                  1,000,000,000   1,040,498,024        86,168,987
-----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------  ----------------------------------------------------------
                                                                      RETAINED EARNINGS
                                                                  -------------------------
                                                                                RESERVE FOR   UNAPPROPRIATED       TOTAL
                                                                     LEGAL        FUTURE         RETAINED      SHAREHOLDERS'
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER)    RESERVE      DIVIDENDS       EARNINGS         EQUITY
----------------------------------------------------------------  ----------------------------------------------------------
Balances at December 31, 2001...................                  219,549,786   116,451,948     327,478,375    2,799,500,975
Distributions approved by Shareholders' Ordinary Meeting held on
April 29, 2002 to:
Legal reserve...................................                   13,725,231             -     (13,725,231)               -
Contribution to welfare projects................                            -             -      (1,956,600)      (1,956,600)
Contribution to social assistance emergency program...                      -             -      (9,783,000)      (9,783,000)
Fundacion Hermanos Agustin y Enrique Rocca......                            -             -        (978,300)        (978,300)
Reserve for future dividends....................                            -   263,139,530    (263,139,530)               -
Technical accounting reserves:
Absorption due to amortization for the period...                            -             -               -       (9,353,855)
Net income for the period.......................                            -             -   1,608,881,650    1,608,881,650
                                                                  ----------------------------------------------------------
Balances at June 30, 2002.......................                  233,275,017   379,591,478   1,646,777,364    4,386,310,870
----------------------------------------------------------------------------------------------------------------------------

 The accompanying notes and exhibits are an integral part of these consolidated financial statements.

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
                  UNAUDITED INTERIM CONSOLIDATED STATEMENT OF
                        CHANGES IN SHAREHOLDERS' EQUITY
             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

-------------------------------------------------------------------------------------------
                                                                                CAPITAL
                                                                              SURPLUS ON
                                               SHAREHOLDERS' CAPITAL           TECHNICAL
                                           ------------------------------    APPRAISAL OF
              (EXPRESSED IN                                 ADJUSTMENTS     PROPERTY, PLANT
            ARGENTINE PESOS)               CAPITAL STOCK     TO CAPITAL      AND EQUIPMENT
-------------------------------------------------------------------------------------------
Balances at December 31, 2000............  1,000,000,000    1,040,498,024       114,230,552
Technical accounting reserves:
Absorption due to amortization for the
period...................................              -                -        (9,353,855)
Net income for the period................              -                -                 -
                                           ------------------------------------------------
Balances at June 30, 2001 (unaudited)....  1,000,000,000    1,040,498,024       104,876,697
-------------------------------------------------------------------------------------------

-----------------------------------------  --------------------------------------------------------------------------------
                                                          RETAINED EARNINGS
                                           -----------------------------------------------
                                                            RESERVE FOR THE
                                                           INCREASE IN VALUE   RESERVE FOR   UNAPPROPRIATED       TOTAL
              (EXPRESSED IN                                OF INVESTMENT IN      FUTURE         RETAINED      SHAREHOLDERS'
            ARGENTINE PESOS)               LEGAL RESERVE   SIDERAR S.A.I.C.     DIVIDENDS       EARNINGS         EQUITY
-----------------------------------------  --------------------------------------------------------------------------------
Balances at December 31, 2000............    209,996,613          58,218,537   212,919,521      162,860,592   2,798,723,839
Technical accounting reserves:
Absorption due to amortization for the
period...................................              -                                 -                -      (9,353,855)
Net income for the period................              -                                 -      142,088,606     142,088,606
                                           --------------------------------------------------------------------------------
Balances at June 30, 2001 (unaudited)....    209,996,613          58,218,537   212,919,521      304,949,198   2,931,458,590
---------------------------------------------------------------------------------------------------------------------------

 The accompanying notes and exhibits are an integral part of these consolidated financial statements.

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
                  INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

----------------------------------------------------------------------------------------------
                                                                            JUNE 30,
                                                                  ----------------------------
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER)      2002            2001
----------------------------------------------------------------------------------------------
                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period.....................................    1,608,881,650    142,088,606
Adjustments to reconcile net income to net cash provided by
  operating activities:
Amortization of intangible assets.............................        1,520,726      3,236,721
Depreciation of property, plant and equipment, net of absorption
of capital surplus on technical appraisal.....................       90,092,951     85,533,745
Depreciation of property investments..........................          109,096        109,096
Amortization of negative goodwill.............................      (12,012,021)    (6,721,304)
Equity in the (earnings) losses of investee companies, net....     (160,151,468)   (41,442,606)
Translation of financial statements denominated in foreign
  currencies..................................................     (919,293,526)             -
Minority interest in earnings of consolidated subsidiaries....       94,448,403    (10,658,815)
Allowance for doubtful accounts...............................       32,766,737      4,950,664
Allowance for lawsuits and contingencies......................        6,835,013      7,370,880
Allowance for obsolescence....................................       41,754,535     18,546,549
Contributions to welfare projects and non-profit
  organizations...............................................      (12,717,900)             -
Decrease (increase) in assets
Trade receivables.............................................     (676,018,421)   148,379,624
Inventories...................................................     (205,113,335)   (41,753,038)
Other receivables and other assets............................      (87,399,325)   (10,363,889)
Trust funds--related parties..................................     (221,891,505)             -
Receivables from investee companies...........................     (110,315,847)  (184,287,253)
Increase (decrease) in liabilities............................
Accounts payable and accrued liabilities......................      205,991,325      2,238,450
Taxes, payroll and social security payable....................      251,883,435     39,629,468
Other liabilities.............................................       (5,911,943)    35,169,803
Debt with investee companies..................................       64,724,634      1,098,662
Interest accrued..............................................       (7,363,930)     4,003,276
Allowance for lawsuits and contingencies......................       (5,279,875)    (6,266,047)
Effect of translation of consolidated subsidiaries............       72,541,407              -
Cash dividends collected from related companies...............       47,110,365     24,227,065
                                                                  ----------------------------
Cash provided by operations...................................       95,191,181    215,089,657
                                                                  ----------------------------
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property, plant and equipment net of proceeds from
sales and disposals...........................................      (47,692,525)   (30,609,334)
Acquisitions of shares in investees...........................                -         34,757
Investments in information systems............................       (5,098,985)   (18,299,640)
                                                                  ----------------------------
Cash used in investment activities............................      (52,791,510)   (48,874,217)
                                                                  ----------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings of bank and financial loans........................      554,321,819    222,595,777
Repayments of bank loans......................................     (258,307,439)  (290,937,975)
Minority interest in consolidated subsidiaries................      (22,588,506)    (6,946,765)
                                                                  ----------------------------
Cash provided by (used in) financing activities...............      273,425,874    (75,288,963)
                                                                  ----------------------------
INCREASE CASH AND CASH EQUIVALENTS............................      315,825,545     90,926,477
Cash and cash equivalents at the beginning of period..........      214,123,499     95,861,694
                                                                  ----------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD............      529,949,044    186,788,171
----------------------------------------------------------------------------------------------

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND JUNE 30, 2001
    (EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER, UNLESS
                               OTHERWISE STATED)

NOTE 1--BUSINESS AND FORMATION OF THE COMPANY

Siderca Sociedad Anonima Industrial y Comercial ("Siderca") was formed in 1948 as a corporation (sociedad anonima) under the laws of Argentina and, together with its subsidiaries, is principally engaged in the business of manufacturing and selling steel pipes, primarily for use in the oil and gas industry, as well as other commercial and industrial applications.

The Company lists its shares on the Buenos Aires Stock Exchange. Furthermore, since May 2001 it is registered with the Securities and Exchange Commission
(SEC) and lists ADS (American Depositary Shares) on the New York Stock Exchange
(NYSE) in the United States of America (USA or US).

NOTE 2--BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1 BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) The accompanying interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") and includes the accounts of Siderca and its majority owned subsidiaries (together the "Company"). All material intercompany balances, transactions and profits have been eliminated in consolidation.

Additionally, certain reclassifications and additional disclosures have been included in these consolidated financial statements in order to conform more closely to the form and content required by United States Generally Accepted Accounting Principles ("US GAAP"). (See Note 10)

As from the six-month period ended June 30, 2001, investments in subsidiary and investee companies have been valued at their equity value and/or have been consolidated utilizing the corresponding financial statements of those companies at the Company balance sheet date. Previously, the equity value and/or consolidation of such companies utilized their financial statements dating back three months; therefore, the balances at December 31, 2000 have been restated in order to disclose the accounting information on consistent bases.

The effect of such adjustments through June 30, 2001 was a charge against earnings of ARP10,110,977.

Operating results for the six-month ended June 30, 2002 are not necessarily indicative of results that may be expected for any future periods.

The interim consolidated financial statements include the accounts of Siderca and the following majority owned subsidiaries:

-------------------------------------------------------------------------------
                                                              % OF CAPITAL AND
                                                                VOTES HELD BY
                                                                   SIDERCA
                                                              -----------------
                                                              SIX-MONTH PERIOD
                                                               ENDED JUNE 30,
                                                              -----------------
                                                               2002      2001
-------------------------------------------------------------------------------
Algoma Tubes, Inc. .........................................   80.00     80.00
Confab Industrial S.A. and subsidiaries(1)..................   38.99     38.99
Metalmecanica S.A. .........................................   73.00     73.00
NKKTUBES K.K. ..............................................   51.00     51.00
Scrapservice S.A. ..........................................   74.83     74.83
Siat S.A.(2)................................................   70.00     70.00
Siderca Denmark A.p.S.(3)...................................  100.00    100.00
Siderca International A.p.S. ...............................       -    100.00
Sidtam Limited L.L.C. ......................................   51.00     51.00
Techint Investments Netherlands B.V. .......................  100.00    100.00
Texas Pipe Threaders Co.....................................  100.00    100.00
-------------------------------------------------------------------------------

(1) The percentage shown in this line corresponds to the participation in capital stock. Siderca owns 99.22% of the voting shares.

(2) Confab Industrial S.A. holds the remaining 30% of the corporate capital and voting rights of Siat S.A.

(3) On January 31, 2002 Siderca International A.p.S. and Siderca Denmark A.p.S. were merged.

2.2 RECOGNITION OF THE EFFECTS OF INFLATION

These interim financial statements have been prepared in constant units of currency, fully recognizing the effects of inflation until August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control bodies, the restatement of financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in line with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 415 of the National Securities Commission, the recognition of the effects of inflation in these financial statements was resumed. For this purpose, the Company has followed the restatement method established by Technical Pronouncement No. 6 of the FACPCE, considering that accounting values restated according to changes in the purchasing power of the currency until August 31, 1995, as well as those values of items originating between that date and December 31, 2001, have been stated in the currency value as of the latter date.

The following items have been jointly disclosed under "Financial income (expenses) and holding (losses) gains, net", in the Interim Consolidated Statement of Operations for the period:

(a) Financial results.

(b) Other holding results generated during the period.

(c) Gain/(loss) on exposure to inflation.

Balances as of June 30, 2001 disclosed in these financial statements stem from the restatement of the financial statement figures at that date in the currency of June 30, 2002 purchasing power.

2.3 GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The unaudited interim consolidated financial statements have been prepared in accordance with Argentine GAAP and the requirements of the CNV and are presented in Argentine pesos ("ARP"). These consolidated financial statements do not include all the additional disclosures required by the SEC or US GAAP.

Argentine GAAP require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, the parent company's financial statements are not included. This procedure has been adopted for the convenience of the readers of these financial statements. Additionally, certain exhibits required under Argentine GAAP are not included.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

2.4 VALUATION CRITERIA

The principal valuation criteria used in the preparation of the unaudited interim consolidated financial statements are as follows:

(A) FOREIGN CURRENCY ASSETS AND LIABILITIES

Valued in local currency at appropriate buy or sell exchange rates existing at period end, plus any financial income accrued through that date.

(B) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

(C) SHORT-TERM INVESTMENTS

Time deposits have been valued at cost plus accrued interest. The carrying value of these investments approximates fair value.

(D) TRADE RECEIVABLES

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(E) INVENTORIES

Inventories are stated at their estimated net replacement cost as of the end of each year, which is not in excess of their net realizable value.

(F) TRUST FUNDS

In order to mitigate any potential impact of Argentine regulations restricting payments outside of Argentina, Siderca and Siat (two companies organized in that country) have placed financial resources within a trust fund outside Argentina. The fund mainly comprises time deposits and commercial paper. No liabilities or debts have been offset within the trust fund. The trust agreement expires on December 31, 2004. Such funds have been valued based upon the trustee's statement at period-end exchange rates and amount to ARP424,279,016. Exchange rate variations between the Argentine Peso and the U.S. dollar were charged to income under "Financial income (expenses) and holding (losses) gains", net at the income tax effect for ARP113,393,646.

(G) INVESTMENTS IN PROPERTY

Investments in property are presented at restated cost (Note 2.2), less the corresponding accumulated depreciation. Investments in property acquired subsequent to August 31, 1995 are valued at restated cost, less accumulated depreciation. Depreciation has been computed by the straight-line method, on the basis of their estimated useful lives.

(H) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are presented at restated cost (Note 2.2), less accumulated depreciation. In addition, the cost of certain assets was revalued based on a technical appraisal carried out as of March 31, 1985, with subsequent inflation restatements. (Note 2.2)

Depreciation commences at the time the asset is placed in service and is computed on a straight-line basis over the estimated useful lives of the assets, which generally range from 5 to 50 years.

The absorption of capital surplus on technical appraisal of property, plant and equipment corresponding to the annual depreciation of related assets is included as a reduction of "Cost of sales" in the accompanying Interim Consolidated Statement of Operations.

Management considers that there has been no impairment in the carrying value of property, plant and equipment.

(I) LONG-TERM INVESTMENTS

Generally, investments in which the Company has direct or indirect voting ownership interests between 20% and 50% are accounted for under the equity method. Equity method investments are adjusted to recognize the Company's proportional share of the investee's income or loss. The accounting criteria applied by most equity investees are similar to those used by Siderca. Where the accounting criteria differ, corresponding adjustments have been made.

The criteria established in Technical Pronouncement No.13 issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) have been followed for the determination of the proportional equity value and consolidation of those companies issuing their financial statements in foreign currency, which have been translated into pesos using the exchange rates in force at the corresponding closing date.

In view of the taking effect of inflation adjustment, the Company charged translation differences from financial statements prepared in currencies other than the Argentine peso to income, net of the effect of gain (loss) on exposure to inflation, in conformity with professional accounting standards in effect in Argentina. As from the current year, given the significant impact of the devaluation of the Argentine peso, and in order to avoid distorting the results of Equity in earnings (losses) of investee companies, net because of such fluctuations, the Company has decided to charge the translation differences on the interim consolidated statement of operations under the heading of "Effect of translation into pesos of financial statements in foreign currency".

Management considers that there has been no impairment in the carrying value of the Company's investments.

(J) INTANGIBLE ASSETS

Information systems:

Investments related to the development, acquisition and implementation of information systems, mainly for the administration, finance and commercial areas, are presented at restated cost (Note 2.2), less the corresponding accumulated amortization. Amortization has been computed on a straight-line basis over a period of three years.

Licenses and patents:

The above corresponds to the agreements relating to technology transfer applied to the manufacturing of steel and seamless steel tubes with the respective licenses covering such technology.

These assets are valued at restated cost (Note 2.2) and are amortized on a straight-line basis over the 15 years for which they have been granted.

Management considers that there has been no impairment in the carrying value of intangible assets.

(K) PAYROLL AND SOCIAL SECURITY

Since August 1, 1995, the Company has maintained a retirement benefit plan for certain officers. Since that date, the resulting obligation is being accrued during the remaining years of employment of the participants. Additionally, the resulting liability is reflected as non-current "Payroll and social security" in the accompanying consolidated balance sheets.

(L) EMPLOYEE SEVERANCE INDEMNITIES

Employee severance indemnities arising in the event of voluntary and involuntary terminations are expensed when paid.

(M) INCOME TAX

Income tax is recorded on the basis of the estimated tax liability for each fiscal year. The Argentine income tax rate applicable to the six-month periods ended June 30, 2002 and 2001 is 35% of taxable income, calculated pursuant to the procedures set forth by applicable tax provisions.

The income tax expense of the Company's consolidated subsidiaries and equity investees is calculated based on the income tax rates in force in the countries in which they are domiciled.

(N) TAX ON MINIMUM NOTIONAL INCOME

Beginning in 1999, Argentine law provides for a tax on minimum notional income in the event a corporation reports a loss for tax purposes. The tax amount is calculated as 1% of total assets valued in accordance with tax regulations, and related tax payments may be applied to tax liabilities arising from future taxable income during a ten year carryforward period. As of June 30, 2002, the total of tax credits for minimum notional income generated in prior periods was applied towards payment of income tax for the period.

(O) NEGATIVE GOODWILL

The excess of the book value (which approximates fair value) of net assets of business acquisitions over the purchase price is treated as negative goodwill and may be used to offset losses, adjust the carrying value of assets, or be recorded as income, depending on the circumstances of a given acquisition.

Other liabilities as of June 30, 2002 include negative goodwill of ARP26,453,601 in connection with the acquisition of an additional 2.56% of shares of TAMSA which is being amortized on a straight-line basis over a period of three years.

Other liabilities as of June 30, 2001 include negative goodwill of ARP13,442,611 in connection with the acquisition of Confab Industrial S.A., which was amortized on a straight-line basis over a period of three years. The net book value of the goodwill as of June 30, 2002 has been fully amortized.

Amortization is recorded as an element of income and is included in "Other income and expenses, net" in the accompanying interim consolidated statement of operations.

(P) SHAREHOLDERS' EQUITY

The Shareholders' Equity account activity has been restated following the guidelines detailed in Note 2.2.

The "Capital stock" account has been stated at its historical face value. The difference between the capital stock stated in constant currency and the capital stock stated at its historical face value has been disclosed in the "Adjustments to capital" account, in the Shareholders' Equity.

(Q) REVENUE RECOGNITION

Revenues are recognized on an accrual basis upon delivery to customers and related party resellers to the extent that contractual terms result in the passage of title. The Company's sales are presented net of turnover tax. Additionally, the Argentine government reimburses manufacturers for certain taxes included in the cost of exported products. The Company's revenues include the amounts of such reimbursements.

(R) MAINTENANCE EXPENSES AND MAJOR OVERHAUL OF BLAST FURNACES

Major overhaul and rebuilding expenditure that improves the condition of an asset beyond its original condition is capitalized as property, plant and equipment and depreciated over the useful life of the related assets.

Ordinary maintenance expenses are recorded as cost of products sold in the period in which they are incurred.

Maintenance expenses are incurred to maintain the production capacity of the industrial facilities, and are accrued over the course of each year.

(S) FINANCIAL HEDGES

The Company regularly enters into financial hedges to limit the fluctuations in the rate of exchange of currencies other than the US dollar. The results generated by these operations are recognized and disclosed over the term of the corresponding contracts.

2.5 EARNINGS PER SHARE

Earnings per share are calculated on the basis of weighted average shares outstanding during the six-month periods ended June 30, 2002 and 2001.

NOTE 3--COMPONENTS OF CERTAIN INTERIM CONSOLIDATED BALANCE SHEET AND INTERIM CONSOLIDATED STATEMENT OF OPERATIONS ACCOUNTS

-------------------------------------------------------------------------------------------
                                                                        JUNE 30,
                                                              -----------------------------
                                                                  2002            2001
-------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a) Short-term investments
     Time deposits..........................................     73,777,855      56,846,111
     Time deposits --Related parties........................    103,664,831      72,884,669
                                                              -----------------------------
                                                                177,442,686     129,730,780
                                                              -----------------------------
(b) Trade receivables
     Current accounts.......................................    845,351,197     340,575,753
     Notes receivable.......................................    181,392,785     108,494,906
     Government export incentives...........................     62,108,814      16,608,073
     Investee companies.....................................    161,189,783      53,374,575
     Related parties........................................    272,712,825     246,116,758
                                                              -----------------------------
                                                              1,522,755,404     765,170,065
     Allowance for doubtful accounts (Note 5(a))............    (43,989,689)    (17,941,241)
                                                              -----------------------------
                                                              1,478,765,715     747,228,824
                                                              -----------------------------
(c) Other receivables
     Employee advances and loans............................      9,122,457      12,746,803
     Prepaid taxes..........................................     49,581,304      32,863,271
     V.A.T. tax credits.....................................     10,116,275      19,702,338
     Investee companies.....................................     28,532,610       8,066,790
     Related parties........................................     43,000,806      14,589,081
     Government entities....................................     16,722,362      21,757,852
     Services receivables...................................     19,461,437       6,786,484
     Reimbursements and other services receivable...........     19,278,483       9,706,618
     Other advances.........................................     16,890,478       3,671,634
     Miscellaneous..........................................     19,283,506       6,802,528
                                                              -----------------------------
                                                                231,989,718     136,693,399
     Allowance for doubtful accounts (Note 5(a))............    (21,526,981)    (12,206,893)
                                                              -----------------------------
                                                                210,462,737     124,486,506
                                                              -----------------------------
(d) Inventories
     Finished goods.........................................    307,011,775     222,728,006
     Goods in process.......................................    190,943,559     107,069,474
     Raw materials..........................................    296,985,642      79,500,724
     Supplies...............................................     92,847,014      73,996,785

-------------------------------------------------------------------------------------------
                                                                        JUNE 30,
                                                              -----------------------------
                                                                  2002            2001
-------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
     Goods in transit.......................................     24,387,347      19,237,780
     Advances to suppliers..................................     83,161,560       9,326,658
                                                              -----------------------------
                                                                995,336,897     511,859,427
     Allowance for inventory obsolescence (Note 5(b)).......    (29,254,903)    (36,660,599)
                                                              -----------------------------
                                                                966,081,994     475,198,828
                                                              -----------------------------
NON-CURRENT ASSETS
(e) Other receivables
     Tax on minimum notional income and other tax credits...      3,862,152      42,950,984
     Employee advances and loans............................      9,699,397      19,132,341
     Investee companies.....................................        740,522       1,395,977
     Related parties........................................              -         455,913
     Government entities....................................     43,558,113      19,468,170
     Loans..................................................     24,829,124      15,872,492
     Subproducts and other sales receivables................      9,853,653       1,019,513
     Miscellaneous..........................................      9,731,124       3,033,798
                                                              -----------------------------
                                                                102,274,085     103,329,188
     Allowances for doubtful accounts (Note 5(a))...........    (56,148,608)    (15,229,036)
                                                              -----------------------------
                                                                 46,125,477      88,100,152
                                                              -----------------------------
(f) Long-term investments
     Deposits with insurance companies and other
       investments..........................................     38,500,801      24,871,080
     Trust funds--related companies.........................    424,279,016               -
     Property and other investments.........................     36,897,172      26,169,642
     Investments in companies accounted for under the equity
     method (Note 11(a))....................................  2,188,507,110   1,139,225,143
     Investments in companies accounted for under the cost
       method...............................................      1,968,855       1,523,691
                                                              -----------------------------
                                                              2,690,152,954   1,191,789,556
                                                              -----------------------------
(g) Intangible assets
     Information system projects............................     23,869,471      19,311,873
     Licenses and patents...................................     13,044,001      13,044,001
     Accumulated amortization...............................    (14,087,676)     (9,874,360)
                                                              -----------------------------
                                                                 22,825,796      22,481,514
     Information system projects in progress................     15,071,669       5,700,043
                                                              -----------------------------
                                                                 37,897,465      28,181,557
                                                              -----------------------------
CURRENT LIABILITIES
(h) Accounts payable
     Trade payable..........................................    705,794,055     275,451,187
     Investee companies.....................................    126,736,775      38,477,774
     Related companies......................................     66,372,481      47,816,567
                                                              -----------------------------
                                                                898,903,311     361,745,528
                                                              -----------------------------

-------------------------------------------------------------------------------------------
                                                                        JUNE 30,
                                                              -----------------------------
                                                                  2002            2001
-------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
(i) Taxes, payroll and social security payable
     Taxes payable..........................................    324,880,157      56,731,365
     Payroll and social security............................     27,247,305      39,843,905
                                                              -----------------------------
                                                                352,127,462      96,575,270
                                                              -----------------------------
(j) Other liabilities
     Customers' advances....................................    141,806,388      52,989,278
     Investee companies.....................................      1,187,815               -
     Funds payable to welfare projects......................      7,041,301       1,803,480
     Voluntary redundancy program...........................      3,387,449       6,722,856
     Retirement benefit plan payable........................      8,228,025       2,924,416
     Accrued expenses payable...............................      6,522,168      11,343,898
     Miscellaneous..........................................      9,580,800       8,503,281
                                                              -----------------------------
                                                                177,753,946      84,287,209
                                                              -----------------------------
NON-CURRENT LIABILITIES
(k) Accounts payable
     Notes payable..........................................     45,656,567      26,969,356
                                                              -----------------------------
(l) Other liabilities
     Confab Industrial S.A.--Negative goodwill..............              -      13,442,611
     Tubos de Acero de Mexico S.A.--Negative goodwill.......     26,453,601               -
     Technology transfer contract payable...................     15,441,609       8,218,869
     Accrued expenses payable...............................              -       2,634,828
     Miscellaneous..........................................      1,476,726         905,935
                                                              -----------------------------
                                                                 43,371,936      25,202,243
-------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                              SIX-MONTH PERIOD ENDED JUNE 30,
                                                              --------------------------------
                                                                   2002              2001
----------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
(m) Net sales
      Gross sales...........................................   2,547,853,174    1,369,395,426
      Tax reimbursements on exports.........................      33,881,639       39,731,798
      Turnover tax..........................................     (47,704,461)     (23,225,856)
                                                              --------------------------------
                                                               2,534,030,352    1,385,901,368
                                                              --------------------------------
(n) Financial income (expenses) and holding gains (losses),
  net
      On assets
      Loss on exposure to inflation.........................    (994,872,556)               -
      Exchange loss and results from conversion, net........               -      (38,115,497)
      Interest..............................................      18,079,564        7,756,209
      Exchange gain.........................................   1,460,936,232        3,617,348
      Holding gains on inventories..........................      31,647,277        1,244,493
      Other.................................................      (7,026,318)          99,668
                                                              --------------------------------
                                                                 508,764,199      (25,397,779)
                                                              --------------------------------
      On liabilities
      Gain on exposure to inflation.........................     649,529,364                -
      Interest..............................................     (18,274,327)     (11,783,330)
      Exchange rate losses, net.............................  (1,002,625,468)     (21,711,756)
      Taxes, tariffs and contributions......................      (2,132,926)      (1,974,497)
      Commissions and bank expenses.........................        (263,845)       6,050,259
      Other.................................................      19,323,165       (1,061,504)
                                                              --------------------------------
                                                                (354,444,037)     (30,480,828)
                                                              --------------------------------
                                                                 154,320,162      (55,878,607)
                                                              --------------------------------
TRANSACTIONS WITH INVESTEE COMPANIES AND RELATED PARTIES
(o) Transactions with investee companies
      Revenues
      Sales and various services provided...................     138,546,972       72,269,369
      Interest and commissions..............................         (49,416)        (104,709)
                                                              --------------------------------
                                                                 138,497,556       72,164,660
                                                              --------------------------------
      Purchases and expenses
      Supplies..............................................      65,959,064       98,028,773
      Services..............................................      17,151,124        3,736,993
                                                              --------------------------------
                                                                  83,110,188      101,765,766
                                                              --------------------------------
(p) Transactions with related companies
      Revenues
         Sales and various services provided................     822,226,132      233,339,041
      Purchases and expenses
         Supplies...........................................      42,075,663        5,159,227
         Property, plant and equipment......................       8,364,068       17,004,036
         Services and others................................      54,272,507       44,950,643
                                                              --------------------------------
                                                                 104,712,238       67,113,906
----------------------------------------------------------------------------------------------

NOTE 4--PROPERTY, PLANT AND EQUIPMENT

------------------------------------------------------------------------------------------------
                                                                                   JUNE 30, 2001
                                                  ACCUMULATED                       ESTIMATED
                                ORIGINAL VALUE   DEPRECIATION    NET BOOK VALUE    USEFUL LIFE
------------------------------------------------------------------------------------------------
Land, buildings and
improvements..................    189,558,850       62,474,968     127,083,882    30 to 50 years
Plant and production
  equipment...................  5,713,478,382    4,362,776,450   1,350,701,932    10 to 15 years
Vehicles, furniture and
  fixtures....................    152,515,049      130,552,556      21,962,493           5 years
Work in progress..............    131,736,988                -     131,736,988                 -
Machinery and equipment in
transit.......................      1,110,069                -       1,110,069                 -
Spare parts and equipment.....      8,487,480        1,698,973       6,788,507                 -
Advances to suppliers.........      3,011,278                -       3,011,278                 -
                                -----------------------------------------------
Total.........................  6,199,898,096    4,557,502,947   1,642,395,149
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                                                   JUNE 30, 2001
                                                  ACCUMULATED                       ESTIMATED
                                ORIGINAL VALUE   DEPRECIATION    NET BOOK VALUE    USEFUL LIFE
------------------------------------------------------------------------------------------------
Land, buildings and
improvements..................    152,085,825       49,975,510     102,110,315    30 to 50 years
Plant and production
equipment.....................  5,473,610,373    4,130,335,720   1,343,274,653    10 to 15 years
Vehicles, furniture and
  fixtures....................    142,912,823      121,429,590      21,483,233           5 years
Work in progress..............     73,587,139                -      73,587,139                 -
Machinery and equipment in
transit.......................        477,387                -         477,387                 -
Spare parts and equipment.....      4,571,330        1,095,998       3,475,332                 -
Advances to suppliers.........      2,753,960                -       2,753,960                 -
                                -----------------------------------------------
Total.........................  5,849,998,837    4,302,836,818   1,547,162,019
------------------------------------------------------------------------------------------------

Depreciation expense amounted to ARP99,446,806 and ARP94,887,600 for the six-month period ended June 30, 2002 and 2001 respectively.

NOTE 5--ALLOWANCES AND CERTAIN PROVISIONS

(A) ALLOWANCE FOR DOUBTFUL ACCOUNTS

---------------------------------------------------------------------------------------
                                                                       SIX-MONTH PERIOD
                                                                         ENDED JUNE 30,
                                                              -------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
                                                                            (UNAUDITED)
Trade receivables
Balance at the beginning of the year........................  (22,556,976)  (15,224,115)
Effect of exchange and monetary variation(1)................  (14,039,999)            -
Increase....................................................   (8,093,000)   (3,320,867)
Write-off against related receivable balance................      700,286       603,741
                                                              -------------------------
Balance at the end of the period............................  (43,989,689)  (17,941,241)
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
                                                                       SIX-MONTH PERIOD
                                                                         ENDED JUNE 30,
                                                              -------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
                                                                            (UNAUDITED)
Other receivables
Balance at the beginning of the year........................  (12,261,668)  (13,967,179)
Effect of exchange and monetary variation(1)................   (9,136,330)            -
Increase....................................................     (170,077)   (1,086,817)
Write-off against related receivable balance................       41,094     2,847,103
                                                              -------------------------
Balance at the end of the period............................  (21,526,981)  (12,206,893)
                                                              -------------------------
Other non-current receivables
Balance at the beginning of the year........................  (41,462,933)  (17,951,009)
Effect of exchange and monetary variation(1)................    9,817,985             -
Increase....................................................  (24,503,660)            -
Write-off against related receivable balance................            -     2,721,973
                                                              -------------------------
Balance at the end of the period............................  (56,148,608)  (15,229,036)
---------------------------------------------------------------------------------------

(1) Includes translation difference of foreign subsidiaries, exchange differences and gain/(loss) on exposure to inflation.

(B) ALLOWANCE FOR INVENTORY OBSOLESCENCE

---------------------------------------------------------------------------------------
                                                                       SIX-MONTH PERIOD
                                                                         ENDED JUNE 30,
                                                              -------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
                                                                            (UNAUDITED)
Balance at the beginning of the year........................  (33,335,641)  (30,318,349)
Effect of exchange and monetary variation(1)................   21,084,441             -
Increase....................................................  (41,754,535)   (7,370,880)
Write-off against related receivable balance................   24,750,832     1,028,630
                                                              -------------------------
Balance at the end of the period............................  (29,254,903)  (36,660,599)
---------------------------------------------------------------------------------------

(1) Includes translation difference of foreign subsidiaries, exchange differences and gain/(loss) on exposure to inflation.

(C) PROVISION FOR LAWSUITS AND CONTINGENCIES

--------------------------------------------------------------------------------------
                                                                      SIX-MONTH PERIOD
                                                                        ENDED JUNE 30,
                                                              ------------------------
                                                                 2002         2001
--------------------------------------------------------------------------------------
                                                                           (UNAUDITED)
Balance at the beginning of the year........................  60,486,565   46,830,947
Effect of exchange and monetary variation(1)................  17,138,206            -
Increase....................................................   6,835,013   18,546,549
Write-off against related receivable balance................  (5,279,875)  (6,266,047)
                                                              ------------------------
Balance at the end of the period............................  79,179,909   59,111,449
--------------------------------------------------------------------------------------

(1) Includes translation difference of foreign subsidiaries, exchange differences and gain/(loss) on exposure to inflation.

NOTE 6--SHORT-TERM FINANCIAL DEBT

Short-term financial debt at June 30, 2002 and 2001 is comprised primarily of unsecured borrowing arrangements with banks and financial institutions consisting of commercial loans and overdraft facilities. Short-term financial debt is mainly denominated in Yen ("Y") and US dollars ("USD") with an average nominal interest annual rate between 1% an 7% at June 30, 2002 and 1% and 9% at June 30, 2001. Of the outstanding balance at June 30, 2002 and 2001 ARP398,488,407 and ARP345,601,427 respectively, matured within 91 days, and ARP468,775,588 and ARP112,390,960, respectively, matured between 92 and 365 days.

NOTE 7--LONG-TERM FINANCIAL DEBT

-------------------------------------------------------------------------------------------------
                                                                                 WEIGHTED AVERAGE
                                                        NOMINAL AMOUNTS ARP    INTEREST RATES (%)
                                                  -------------------------   -------------------
                                                                   JUNE 30,              JUNE 30,
                                                  -------------------------   -------------------
                                                     2002          2001        2002        2001
-------------------------------------------------------------------------------------------------
                                                                (UNAUDITED)
Bank debt.......................................  278,606,336   103,280,440    4.7%        4,4%
-------------------------------------------------------------------------------------------------

Maturity of principal amounts of the above bank debt as of June 30, 2002 is as follows:

-------------------------------------------------------------------------
YEAR                                                              ARP
-------------------------------------------------------------------------
(UNAUDITED)
2003........................................................  135,973,850
2004........................................................   50,106,221
2005........................................................   18,510,229
2006........................................................   18,510,229
2007........................................................   18,221,503
2008........................................................   12,576,464
2009........................................................   12,353,920
2010........................................................   12,353,920
                                                              -----------
Total.......................................................  278,606,336
-------------------------------------------------------------------------

NOTE 8--SHAREHOLDERS' EQUITY ACCOUNTS

(A) CAPITAL STOCK

At June 30, 2002 and 2001, authorized capital stock consisted of 1,000,000,000 common shares, of ARP1 par value and one vote each, issued and outstanding, all of which is fully subscribed, paid-in and registered.

The latest capital increase of ARP67,799,115 approved by the Shareholders' Ordinary Meeting held on July 7, 1997, was registered at the Public Registry of Commerce on August 14, 1997.

At the date of issuance of these financial statements, approximately 71.2% of Siderca's stock is owned by two other members of the Techint Consolidated Group of Companies, Sidertubes S.A. and Santa Maria S.A.I.F. The remaining 28.8% is publicly held.

(B) ADJUSTMENT TO CAPITAL

Adjustment to capital resulted from inflation adjustments, and may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts can not be distributed in the form of cash dividends.

(C) RESERVE FOR FUTURE DIVIDENDS

The reserve for future dividends may be used with no restrictions at the discretion of the Board of Directors.

(D) CAPITAL SURPLUS ON TECHNICAL APPRAISAL

Property, plant and equipment have been stated at values resulting from a technical appraisal made by independent qualified professionals at March 31, 1985, restated to June 30, 2002 (Note 2.2). The difference between the appraised value and restated residual cost was included under a special reserve in shareholders' equity, "Capital surplus on technical appraisal of property, plant and equipment". This reserve is credited to income offsetting the greater depreciation resulting from the appraised value of assets.

NOTE 9--RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law and the Company's by-laws, 5% of the Company's annual net income must be transferred to the Company's legal reserve until such reserve reaches 20% of the capital stock and adjustments to capital.

NOTE 10--COMMITMENTS AND CONTINGENCIES

(A) LITIGATION

The Company is involved in litigation arising from time to time in the ordinary course of business. Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded reserves (Note 5(c)) that would be material to the Company's consolidated financial position or results of operations.

(B) CLAIMS AGAINST DALMINE

In June 1998, British Steel plc ("British Steel") and Dalmine were sued by a consortium led by BHP Petroleum Ltd. ("BHP") before the Commercial Court of the High Court of Justice Queen's Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A., supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to 300,000 British pounds, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP's product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court's judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP will be determined in a separate proceeding. Dalmine's petition to the trial court for leave to appeal its judgment was denied, and Dalmine now intends to petition the court of appeals for leave to appeal the trial court's judgment.

BHP has indicated in court proceedings that it will seek damages of approximately 35 million British pounds to cover the cost of replacing the pipeline. In addition, although neither party has yet presented evidence with respect to these damages, BHP has indicated that it will also seek damages of approximately 39 million British pounds to cover investigation and related costs and approximately 140 million British pounds to cover the cost of deferred revenues assessed by reference to the prevailing oil price at the day of judgment. Subsequent to the court's recent judgment in favor of BHP on the issue of liability, BHP has petitioned the court for an interim judgment of damages in the amount of approximately 35 million British pounds to cover the cost of replacing the pipeline. On July 31, 2002, Dalmine S.p.A. and BHP Petroleum Limited reached an agreement and the latter accepted to receive a payment on account of 15 million British pounds.

Dalmine S.p.A. has created a provision in the amount of 45 million Euros to defray sums it would have to pay BHP Petroleum Limited basically for direct damages incurred in the replacement of the gas pipeline. The impact of the situation above mentioned on Siderca's financial statements as of December 31, 2001 amounted to USD12 million, net of tax effect.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands BV ("Tenet")--the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized--believes that, under the Dalmine privatization contract, Tenet should be entitled to recover from Fintecna S.p.A. ("Fintecna") on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Tenet has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of Euro13 million. Tenet disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP's lawsuit against Dalmine. In view of the judgment rendered by the English Court, Techint Investments Netherlands B.V. will have to request the arbitration court to continue to hear the case once that judgment has become final and conclusive.

(C) CONTINGENCIES

At June 30, 2002 and 2001 the Company had the following contingent liabilities:

--------------------------------------------------------------------------------------
                                                                              JUNE 30,
                                                              ------------------------
                                                                 2002         2001
--------------------------------------------------------------------------------------
                                                                           (UNAUDITED)
Third party assets held in custody by the Company...........   1,742,214    3,253,540
Documents discounted........................................           -    2,367,678
Deposits guarantee..........................................  18,500,000    9,783,000
--------------------------------------------------------------------------------------

(D) TAX CLAIM

On December 18, 2000 the AFIP-Direccion General Impositiva (Argentine tax authority) notified the Company of an income tax assessment related to the conversion of tax loss carry-forwards into Debt

Consolidation Bonds under the terms of Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of $49,219,306 in tax and surcharges (value restated as of June 30, 2002).

On the basis of information from the Company's tax advisors, the Company believes that the ultimate resolution of this matter will not result in any material obligation.

NOTE 11--LONG-TERM INVESTMENTS

(A) INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

--------------------------------------------------------------------------------------------------
                                                                                          JUNE 30,
                                     -------------------------------------------------------------
                                                 2002                            2001
                                     -------------------------------------------------------------
                                     PARTICIPATION                   PARTICIPATION
                                       IN VOTING                       IN VOTING
                                         STOCK        INVESTMENT         STOCK        INVESTMENT
--------------------------------------------------------------------------------------------------
                                           %                               %
--------------------------------------------------------------------------------------------------
                                                                                      (UNAUDITED)
COMPANY
Tubos de Acero de Mexico S.A.
(Tamsa)............................          43.83   1,669,768,726           41.27     801,310,889
Dalmine Spa........................          47.00     485,204,206           47.00     193,558,776
Tenaris Connections Limited........          33.33      15,510,841           33.00       2,872,203
Condusid C.A. .....................          20.00      10,092,069           20.00       6,938,565
Metalcentro S.A. ..................          48.00       7,380,019           48.00      11,860,557
Siderar S.A.I.C. ..................              -               -           10.71     122,604,997
Lomond Holdings B.V. ..............          25.00         536,867           25.00          68,178
Information System and Technologies
B.V. ..............................          25.00          14,382           25.00          10,978
                                                     -------------                   -------------
                                                     2,188,507,110                   1,139,225,143
--------------------------------------------------------------------------------------------------

(B) EQUITY IN EARNINGS OF INVESTEE COMPANIES, NET

---------------------------------------------------------------------------------------------
                                                              SIX-MONTH PERIOD ENDED JUNE 30,
                                                              -------------------------------
                                                                  2002              2001
---------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
Tamsa.......................................................   110,633,349        55,430,803
Dalmine S.p.A. .............................................    41,421,170       (10,440,271)
Siderar S.A.I.C. ...........................................             -        (6,284,623)
Tenaris Connections Limited.................................     6,147,220           732,150
Metalcentro S.A. ...........................................       127,458         1,694,541
Other companies.............................................     1,822,271           310,006
                                                              -------------------------------
                                                               160,151,468        41,442,606
---------------------------------------------------------------------------------------------

NOTE 12--SUBSIDIARY AND INVESTEE COMPANIES

(A) PARTICIPATION OF SIDERCA INTERNATIONAL A.P.S. IN TAMSA

Tamsa holds an indirect interest in Siderurgica del Orinoco, C.A. ("Sidor") through Consorcio Siderurgia Amazonia Ltd. ("Amazonia") giving Siderca a 4.33% effective interest in Sidor. On June 14, 2002 Tamsa reported that as a consequence of the worldwide steel industry crisis, the slow-down in the financial markets and other adverse factors, at December 31, 2001, Sidor was in default of certain contractual obligations under the restructuring agreement with its creditors and the Venezuelan Investment Fund. As a result of this default, Sidor's debt is callable at the option of its creditors. Amazonia and Sidor have initiated negotiations with their creditors and the Venezuelan Investment Fund to restructure their debt. At the date of issuance of these interim consolidated financial statements it is not possible to assure the results of the negotiations. Considering this situation, Tamsa recorded a provision amounting USD20.7 million as a consequence of a study of the value of Tamsa's investments in Amazonia and Sidor.

(B) INVESTMENT IN CONFAB INDUSTRIAL S.A. ("CONFAB INDUSTRIAL")

On August 3, 1999, Siderca acquired 99.22% of the voting stock, which represents 38.99% of the outstanding capital stock, of Confab Industrial, a Brazilian company that, together with its subsidiary Confab Tubos S.A., is engaged in the production of welded steel pipes and industrial equipment. The purchase price consisted of a fixed amount of approximately USD43,500,000 and an additional contingent value. The payment of that additional value depends on the collection of certain receivables, fully provided for, which originated before the date of the acquisition. The difference between such purchase price and the book value of net assets resulted in negative goodwill of approximately ARP20,500,000, which is being amortized over its estimated useful life of three years.

The net book value of the goodwill as of June 30, 2002 has been fully amortized. The net book value of the negative goodwill at June 30, 2001 of approximately ARP13,442,611 is included in "Other non-current liabilities" in the accompanying interim consolidated balance sheet.

NOTE 13--LONG-TERM CONTRACTS

Each of the members of the alliance between Dalmine, Siderca and Tamsa ("Tenaris") and certain of their subsidiaries has entered into various long-term operating agreements. A description of the principal agreements follows:

a) Export agency agreements. Pursuant to these agreements, dated as of September 29, 2000, each of Siderca, Tamsa and Dalmine has appointed a member of the Techint Network as its non-exclusive agent for the sale of all of its products in all countries except Argentina, Mexico and Italy and, in the case of Dalmine, excluding also the other members of the European Union. The Techint Network companies are prohibited from promoting and selling any similar or competing products to those of Siderca, Tamsa and Dalmine unless the products are manufactured by other Tenaris companies. The respective Techint Network companies receive a commission equal to 3% of the value of their sales of Siderca's, Tamsa's and Dalmine's products, and are reimbursed by Siderca, Tamsa and Dalmine, as the case may be, for a portion of the total general expenses incurred by the Techint Network companies and for certain special costs in the sale of the respective companies' products. These agreements expire on September 30, 2003 and are automatically renewable for successive three-year terms unless either of the respective parties notifies the other not to renew the agreement.

b) Reciprocal export agency agreement between Siderca and Tamsa relating to sales in Argentina and Mexico. Pursuant to this agreement, dated December 23, 1993, Tamsa has granted Siderca the non-exclusive right to market and sell Tamsa's products in Argentina, and Siderca has granted Tamsa the non-exclusive right to market and sell Siderca's products in Mexico. This agreement provides for Siderca and Tamsa to purchase each other's products for resale in their domestic markets at prices which permit them to earn the equivalent of a 7.5% commission on the actual price charged to third party customers.

c) Reciprocal export agency agreement between Dalmine, Siderca and Tamsa. Pursuant to this agreement dated March 29, 1996, Siderca and Tamsa have granted to Dalmine, and Dalmine has granted to Siderca and Tamsa, the non-exclusive right to market and sell their respective products through their respective local commercial networks. This agreement provides that Dalmine will purchase the products of Siderca and Tamsa, and Siderca and Tamsa will purchase the products of Dalmine, at third-party export prices. The agreement additionally provides for Dalmine's distributors to purchase Siderca's and Tamsa's products for resale at prices which would earn them the equivalent of a commission on sales varying between 3% and 15% depending on the nature of the services rendered by Dalmine's distributors.

d) Export agency agreement relating to NKKTUBES' products. Pursuant to this agreement, dated May 24, 2000, NKKTUBES has appointed a Techint Network company as its non-exclusive agent for the sale of its products in all countries outside Japan. The Techint Network Company receives a commission on its sales of NKKTUBES's products in an amount agreed on a case-by-case basis in accordance with the nature of the sales agency transaction. The agreement has a term of fifteen years.

e) Stocking program agreements. Siderca, Tamsa and Dalmine have entered into numerous agreements with member companies of the Techint Network in various countries around the world pursuant to which one or more of them agrees to sell, and one or more of the Techint Network companies agrees to buy, seamless steel pipe products for resale under stocking programs to oil and gas companies or other buyers or end users which operate in their territories (as defined in each agreement). The selling party under these agreements generally agrees to assume any and all risks of the operation.

f) Agreements to Share Costs and Know-How. The members of Tenaris have entered into certain agreements among themselves to share costs and know-how and provide each other with technical assistance.

g) Agreements Relating to NKK's Technology. NKK has agreed to license its manufacturing technology, patents and trademarks for manufacturing steel (for use in the manufacturing of seamless steel pipe) and for manufacturing seamless steel pipe to the Tenaris companies. Under the licensing arrangements, NKK has agreed to provide reasonable technical assistance as necessary to enable the Tenaris companies rapidly to assimilate NKK's technology. Similarly, NKK has agreed to license its manufacturing technology, patents and trademarks for making premium connections to the Tenaris companies. These licensing agreements have a term of fifteen years effective August 1, 2000.

h) Reorganization of information technology and procurement activities. Siderca, Tamsa and Dalmine have established a special purpose company (Lomond Holdings B.V.) to develop an e-procurement portal called Exiros and a second special purpose company (Information Systems and Technologies N.V.) to develop new IT systems and hardware for use by the members of Tenaris. These IT systems are intended to integrate their owners' commercial activities and enable them to offer value-added services, differentiating them from their competitors and facilitating customer retention. Subsequently, it was determined that additional synergies could be gained from extending the scope and benefits of these special purpose companies to related company Siderar.

i) Supply of Natural Gas. Siderca is party to contracts with Tecpetrol S.A. and Transportadora de Gas del Norte S.A. relating to the supply of natural gas to Siderca's operations.

j) Financial and Administrative Services. Santa Maria S.A.I.F., a financial services company and member of the Techint Group, provides various financial and treasury services to Siderca, including share registration services.

Finma S.A., a company owned by various Techint Group executives, provides certain administrative and legal support services to Siderca.

k) Algoma steel pipe manufacturing facilities lease agreements. On June 14, 2000, Siderca and Algoma Steel Inc., entered into an agreement pursuant to which Siderca, through its newly incorporated Canadian affiliate, Algoma, leases and operates Algoma Steel Inc.'s seamless steel pipe manufacturing facilities in Sault Ste. Marie, Ontario, Canada, whose operation Algoma Steel Inc. discontinued in 1998 in order to concentrate on the manufacture of flat steel products. The lease agreement has a term of 20 years and provides a purchase option to Siderca, which became effective on October 21, 2000; Siderca also has the right to terminate the lease at any time upon 24 months notice or, in certain circumstances, upon shorter notice.

NOTE 14--OTHER INCOME AND EXPENSES, NET

Amounts reflected as Other income and expenses, net in the accompanying unaudited interim consolidated statement of operations are comprised of the following:

---------------------------------------------------------------------------------------------
                                                              SIX-MONTH PERIOD ENDED JUNE 30,
                                                              -------------------------------
                                                                  2002              2001
---------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
Amortization of negative goodwill--Confab Industrial
  S.A. .....................................................     6,721,304         6,721,304
Amortization of negative goodwill--Tamsa....................     5,290,717                 -
Depreciation of property investments........................      (109,096)         (109,096)
Allowance for doubtful accounts.............................   (24,673,737)          330,667
Voluntary redundancy program................................    (4,291,970)       (5,073,980)
Legal and tax contingencies.................................    (3,570,085)      (10,926,026)
Other.......................................................    (1,069,746)         (160,167)
                                                              -------------------------------
                                                               (21,702,613)       (9,217,298)
---------------------------------------------------------------------------------------------

NOTE 15--SUBSEQUENT EVENTS

At the meeting held on July 25, 2002, the Board of Directors resolved to pay a cash dividend of 18% of the outstanding capital stock for ARP180,000,000, which has been paid at the date of issue of these financial statements.

On July 31, 2002, our subsidiary Dalmine reported, in relation to the lawsuit filed against it by BHP--as detailed in Note 10 (b)--that after the English Court had rendered an unfavorable judgment to it on May 31, 2002, as previously reported by Siderca, BHP requested an advance payment or "interim award" for 37 million British pounds sterling. By the end of July 2002, Dalmine and BHP reached an agreement by which the "interim award" will amount to 15 million British pounds, while the final valuation is expected to be discussed at the courts next year.

In addition, on August 6, 2002, Dalmine reported that the English Court authorized it to appeal against the unfavorable judgment rendered in May. The appeal will be filed next year and a decision by the appellate court is estimated to be issued in the second half of 2003.

Subsequent to June 30, 2002, no other events, situations or circumstances have occurred which might materially affect the Company's equity or financial and economic position.

NOTE 16--SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES ADOPTED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain important respects from US GAAP. The significant differences at June 30, 2002, 2001 and for the six-month periods then ended are reflected in the reconciliation provided in
Note 17 and principally relate to the items discussed in the following paragraphs:

(A) RESTATEMENT OF FINANCIAL STATEMENTS FOR GENERAL PRICE-LEVEL CHANGES

The Argentine GAAP financial statements of the Argentine companies included in the consolidated financial statements were prepared in constant units of currency, fully recognizing the effects of inflation until August 31, 1995. As from that date and until December 31, 2001, the restatement of financial statements has been discontinued. As from January 1, 2002, the recognition of the effects of inflation in these financial statements was resumed. These effects are fully explained in Note 2.2.

In most circumstances, US GAAP do not allow the restatement of financial statements. Under US GAAP, account balances and transactions are generally stated in the units of currency of the year when the transactions originated. This accounting model is commonly known as the historical cost basis of accounting. However, as the economy of Argentina experienced, and is now experiencing, periods of significant inflation, the presentation of the consolidated financial statements restated for general price-level changes is substantially similar to the methodology prescribed by Accounting Principles Board Statement ("APB") No. 3, "Financial Statements Restated for General Price-Level Changes". This statement requires that companies operating in hyper-inflationary environments in which inflation has exceeded 100% over the last three years and which report in local currency, restate their financial statements on the basis of a general price-level index. The US GAAP reconciliation does not reverse the effects of the general price-level restatement included in the Argentine GAAP financial statements through August 31, 1995 and from January 1, 2002 to June 30, 2002.

Tamsa recognizes the effects of inflation in its financial statements in accordance with accounting principles generally accepted in Mexico. For US GAAP purposes, Mexico discontinued its status as hyper-inflationary as of January 1999. As a result, as from that date and until December 31, 2001, inflation adjustments recorded under Mexican GAAP are not permitted for US GAAP reporting purposes. From January 1, 2002, inflation adjustment recorded under Mexican GAAP is not reversed for US GAAP purposes. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(B) FOREIGN CURRENCY TRANSLATION

Under Argentine GAAP, financial statements of foreign investees have been translated to Argentine pesos on the basis of the financial statements of such investees expressed in the local currency of the country of origin. The method of translation involves the translation of monetary assets and liabilities at the exchange rate prevailing at the end of each period, and non-monetary assets and liabilities and equity accounts on the basis of the inflation-adjusted amounts at the exchange rate prevailing at the end of each period. The net gain on translation is included in the Company's result of operations.

Under US GAAP, financial statements of foreign unconsolidated subsidiaries have been translated into Argentine pesos utilizing the current rate method following the guidelines established in SFAS No. 52,

"Foreign Currency Translation". Under the current rate method, assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates have been applied for the income accounts. Cumulative translation adjustments have been recorded as a separate component of shareholders' equity. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(C) VALUATION OF INVENTORIES

Under Argentine GAAP, inventories are valued at replacement value.

Under US GAAP, inventories are valued at the lower of cost or net realizable value. The effect of this difference is included in the quantitative reconciliation shown in Note 17.

(D) TECHNICAL APPRAISAL OF PROPERTY, PLANT AND EQUIPMENT

Under Argentine GAAP, property, plant and equipment can be stated at values resulting from a technical appraisal made by independent qualified professionals; the difference between the appraised value and restated residual cost must be included under a special reserve in shareholders' equity. This reserve is amortized as a component of income in order to offset the greater depreciation resulting from the restated value of assets. Argentine GAAP also permit the reserve to be used to offset operating losses. In March 1993, the Company used a portion of its revaluation reserve to offset such losses. Thus, the amortization of the remaining reserve is for a lesser amount than the related greater depreciation of the revalued assets.

Under US GAAP, property, plant and equipment are valued at cost. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(E) GOODWILL

Under Argentine GAAP the difference between the book value of net assets acquired and the purchase price is treated as goodwill or expensed, based on the characteristics of the acquisition. Negative goodwill may be used to absorb losses, adjust the carrying value of assets, or recorded as income, depending on the circumstances of a given acquisition.

Under US GAAP, an investment recorded under the purchase method of accounting requires an estimation of the fair values of the underlying, separately identifiable assets and liabilities. Any excess of the cost of the investment over the fair value of acquired net assets is treated as goodwill. An excess of fair value of net assets over the purchase price ("negative goodwill") is first used to reduce the values otherwise assignable to certain non-current assets acquired. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17. As a result of the adoption of SFAS No. 142, the Company tested the goodwill for impairment. The steps taken are fully explained in Note 18 (m). The impairment losses are presented as a cumulative effect of a change in an accounting principle in the quantitative reconciliation in Note 17.

(F) RESTATEMENT OF PROPERTY, PLANT AND EQUIPMENT OF FOREIGN ORIGIN

In accordance with the Fifth Amendment to Statement B-10 issued by the IMCP, commencing in 1997 regarding property, plant and equipment of foreign origin, Tamsa elected to use inflationary factors of the country of origin applied to the acquisition costs expressed in the currency of origin converted to Mexican pesos at the closing dates.

The International Committee of the US Emerging Issues Task Force reached a consensus that such restatement procedure should be considered as a difference with US GAAP because it differs from an integral restatement under one single method. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(G) EQUITY IN INVESTMENTS ACCOUNTED BY THE EQUITY METHOD

The differences between Argentine and US GAAP summarized in this Note affect the determination of the equity in investments accounted by the equity method. The reconciling differences for these items are presented in the quantitative reconciliation in Note 17.

(H) VACATION ACCRUAL

Under Argentine GAAP, there are no specific requirements governing the recognition of accruals for vacations. The accepted practice in Argentina is to expense vacation when taken and to accrue only the amount of vacation in excess of normal remuneration.

Under US GAAP, vacation expense is fully accrued in the year the employee renders service to earn such vacation. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(I) SEVERANCE INDEMNITIES

The Company expenses employee severance indemnities and related incentive payments arising from voluntary and involuntary termination arising from periodic Company restructuring programs. Such amounts are expensed when restructuring programs are approved by the Company's management.

US GAAP requires the accrual of a liability for certain post-employment benefits if they are related to services already rendered, are related to rights that accumulate or vest, or are likely to be paid, can be reasonably estimated and the benefit arrangement is communicated to employees. Additionally, in the event a benefit is paid to employees that terminate voluntarily, the related liability is recorded at the time the employee accepts the termination offer. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(J) INCOME TAXES

Under Argentine GAAP, income tax expense is generally recognized based upon the estimate of the current income tax liability. When income and expense recognition for financial reporting purposes does not accrue in the same period as income and expense recognition for tax purposes, the resulting temporary differences are not considered in the computation of income tax expense for the year.

Under US GAAP, the liability method is used to calculate the income tax provision. Under the liability method, deferred tax assets or liabilities are recognized with the corresponding charge or credit to income for differences between the financial and tax basis of assets and liabilities at each year-end. Valuation allowances are provided for future benefits to the extent their realization is unlikely.

(K) CONTRIBUTION TO WELFARE PROJECTS AND NON-PROFIT ORGANIZATION

The Company periodically appropriates retained earnings to welfare projects and to a non-profit organization that makes charitable contributions. Under US GAAP, such amounts should be accounted for as expenses of the Company rather than appropriations of retained earnings. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(L) RECOGNITION OF REVENUES

Revenues are recognized on an accrual basis upon delivery to customers and related party resellers, to the extent that contractual terms result in the passage of title.

Under US GAAP, revenue related to sales of products to related party resellers would be recognized when the products are sold to the ultimate customer by the reseller, unless there is an acceptance period in which case revenue would not be recognized until the end of that period. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(M) FOREIGN EXCHANGE DIFFERENCES

At December 31, 2001 and through January 10, 2002 there was no exchangeability between the ARP and the USD. On January 11, 2002, when the exchange market first opened, the exchange rate was ARP 1 to USD1.5 (buying rate) and ARP 1 to USD1.7 (selling rate). Under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities as of December 31, 2001 at an exchange rate of ARP 1 to USD1 and recognised the initial effect of devaluation in 2002.

Under US GAAP, the Company applied the guidance set forth in the EITF D-12 "Foreign Currency Translation--Selection of the Exchange Rate When Trading is Temporarily Suspended", that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(N) DERIVATIVE INSTRUMENTS UNDER FAS 133

Under Argentine GAAP, when it is established that a derivative instrument is being used as a hedging instrument, the derivative is not recognized in the balance sheet as an asset or liability. It is recognized in full through the income statement upon its settlement. Also, premiums and discounts of all derivative contracts are initially recognized in full in the balance sheet and amortized through the income statement over the life of the contract.

Under US GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on hedged item in the income statement, and requires that a Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133", and is now effective for fiscal years beginning after June 15, 2000 but may be implemented as of the beginning of any fiscal quarter after issuance.

Under US GAAP, the Company adopted SFAS No. 133 and its corresponding amendments under SFAS No. 137 and 138, on April 1, 2001.

Under US GAAP, the financial hedges the Company has entered into do not qualify for hedge accounting treatment under SFAS No. 133. However, these derivatives, although not designated in a hedging relationship, are required to be recorded on the balance sheet at fair value, with related gains and losses recognized in earnings. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17. No cumulative-effect-type adjustment was recorded at the beginning of the six-month period ended June 30, 2001 in accordance with the transition provisions of SFAS No. 133, as the Company has assessed that they have no material effect.

(O) INFORMATION SYSTEM PROJECTS

Under Argentine GAAP, there are no specific requirements governing the capitalization of internal use software. The Company capitalizes external direct costs related to the acquisition of such software.

SoP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", provides guidance on accounting for the costs of computer software developed or obtained for internal use. The SoP indicates the costs that can be capitalized as part of the internal use software. There is no material difference for this item.

(P) ACCOUNTING FOR TRUST FUNDS

As of June 30, 2002, the Company has certain investments in a trust fund. Under Argentine GAAP, the Company is carrying these investments at market value with unrealized gains and losses, if any, included in the statement of income.

Under US GAAP, the Company has classified these investments as available-for-sale and is carrying these investments at market value with material unrealized gains and losses, if any, included in stockholders' equity in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in Other Comprehensive Income shall be reclassified into the Statement of Income.

Specific identification was used to determine cost in computing realized gain or loss. The Company's investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date.

(Q) RECOVERABILITY OF LONG-LIVED ASSETS TO BE HELD AND USED IN THE BUSINESS

Management periodically reviews the carrying value of long-lived assets, primarily property, plant and equipment used in the business and long-term investments, for the purposes of determining and measuring impairment. Under US GAAP, SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires a company to review assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. As part of management's review process, assets are grouped and evaluated for possible impairment. Management estimates that there has been no significant impairment of assets.

(R) EMPLOYEE PENSION COSTS AND OTHER POST-EMPLOYMENT BENEFITS

Under Argentine GAAP, there are no specific regulations regarding employee pension costs.

Under US GAAP employee pension costs are recognized in accordance with SFAS No. 87 "Employers' Accounting for Pensions". SFAS No. 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed. SFAS No. 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from transition and requires disclosure of the components of periodic pension costs and the funded status of pension plans. There is no material difference for this item, since the Company has elected to account for pension costs using the guidance in US GAAP.

(S) EARNINGS PER SHARE

US GAAP require the adoption, as from January 1, 1997, of SFAS No. 128 "Earnings per Share". SFAS No. 128 requires diluted income per share as well as basic income per share to be presented in the consolidated statement of operations. The Company has no instruments or agreements that would result in diluted shares and its earnings per share are therefore shown on a single line in the corresponding consolidated statement of operations for each year under the heading "Earnings (loss) per share".

(T) CLASSIFICATION OF STATEMENT OF OPERATION ITEMS

I. TAX REIMBURSEMENTS ON EXPORTS

Under Argentine GAAP, tax reimbursements on exports are included in net sales. Under US GAAP, these reimbursements are treated as a reduction of tax expenses. Accordingly, such funds are generally classified as "Cost of sales".

However, due to the nature of such funds, the quantitative difference between Argentine and US GAAP would be a reclassification from "Net sales" to "Cost of sales" and, accordingly, it does not affect the reconciliation of net income
(loss) and shareholders' equity summarized in Note 17.

II. HOLDING GAINS AND LOSSES ON INVENTORIES

Under Argentine GAAP, holding gains and losses on inventories are included in Financial income (expenses) and holding gains (losses), net. Under US GAAP, inventories are valued at cost and holding gains or losses would therefore be included in cost of sales for products sold.

However, the quantitative difference between Argentine and US GAAP would be a reclassification from "Financial income (expenses) and holding gains (losses), net" to "Cost of sales" and, accordingly, it does not affect the reconciliation of net income (loss) and shareholders' equity summarized in Note 17.

III. OTHER INCOME AND EXPENSES

Under Argentine GAAP certain expenses, such as those related to a voluntary redundancy plan and the allowance for doubtful accounts are included in Other income and expenses, net (see Note 14). Under US GAAP, these items are classified as operating expenses.

However, the quantitative difference between Argentine and US GAAP would be a reclassification from "Other income and expenses, net" to "Cost of sales", "Selling expenses" or "Administrative expenses", as appropriate, and, accordingly, it does not affect the reconciliation of net income (loss) and shareholders' equity summarized in Note 17.

(U) ACCOUNTING CHANGE OF LAG TIME RESULTS

As discussed in Note 2.1., effective with the period ended June 30, 2001, the consolidated financial statements have been prepared using the underlying financial statements of subsidiary companies for the same period as Siderca. Previously, the consolidated financial statements were prepared using financial statements for a period ended three months prior to this. To conform the basis of presentation, retroactive adjustments to the financial statements were made as of June 30, 2001.

Under US GAAP the results from the lag time should be treated as a change in accounting principle under APB 20 "Accounting Changes" and the cumulative effect recognized in net income. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

NOTE 17--RECONCILIATION OF NET INCOME (LOSS) AND SHAREHOLDERS' EQUITY TO US GAAP

The following is a summary of the significant adjustments to net income for the six-month periods ended June 30, 2002 and 2001, and to shareholders' equity at June 30, 2002 and 2001, which would be required if the consolidated financial statements had been prepared in accordance with US GAAP instead of Argentine GAAP.

-------------------------------------------------------------------------------------------
                                                                SIX-MONTH PERIOD ENDED JUNE
                                                                                        30,
                                                              -----------------------------
                                                                  2002            2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
Net income in accordance with Argentine GAAP................  1,608,881,650     142,088,606
US GAAP adjustments--income (expense)
   Inventory valuation (Note 16 (c))........................    134,055,162      (8,084,822)
   Foreign currency translation (Note 16 (b))...............   (278,996,325)     16,831,831
   Vacation accrual (Note 16 (h))...........................      4,558,705      (1,560,445)
   Deferred income taxes (Note 16 (j))......................   (225,169,210)     34,765,566
   Depreciation of property plant and equipment (Note 16
     (d))...................................................       (803,273)        870,755
   Voluntary redundancy plan (Note 16 (i))..................       (834,230)        (97,551)
   Revenue recognition, impact in sales (Note 16 (l)).......    (59,971,521)    (19,919,413)
   Revenue recognition, impact in cost of sales (Note 16
     (l))...................................................     93,166,550      10,019,543
   Contributions to welfare projects and non-profit
   organization (Note 16 (k))...............................    (12,717,900)              -
   Amortization of goodwill (Note 16 (e))...................              -      (1,064,042)
   Equity in earnings (losses) of investee companies (Notes
   16 (a), (f), and (g))....................................    (69,253,336)     (7,122,885)
   Foreign exchange differences (Note 16 (m))...............   (770,029,861)              -
   Derivatives under FAS 133 (Note 16 (n))..................      2,951,475     (27,700,007)
   Other comprehensive income, net of tax effect (Note 16
     (p))...................................................    (17,583,987)              -
   Effect of accounting changes (Note 16 (u))...............              -     (10,110,977)
   Other....................................................         50,798         363,856
   Minority interest in above reconciling items.............     27,533,770      (5,442,337)
                                                              -----------------------------
   Income before cumulative effect of accounting changes....    435,838,467     123,837,678
   Cumulative effect of accounting changes (Note 16 (e) and
     (u))...................................................    (81,399,198)     10,110,977
                                                              -----------------------------
Net income in accordance with US GAAP.......................    354,439,269     133,948,655
                                                              -----------------------------
Earnings (loss) per share
Income before cumulative effect of accounting changes.......           0.44            0.12
Cumulative effect of accounting changes.....................          (0.08)           0.01
Net income in accordance with US GAAP.......................           0.35            0.13
Weighted average number of shares...........................  1,000,000,000   1,000,000,000
Shareholders' equity in accordance with Argentine GAAP......  4,386,310,870   2,931,458,590
US GAAP adjustments--increase (decrease) Inventory valuation
   (Note 16 (c))............................................    141,456,801      (6,355,375)
   Equity in investee companies (Notes 16 (a), (f), and
     (g))...................................................   (552,532,220)   (225,308,583)
   Property plant and equipment (Note 16 (e)................    (87,013,806)    (68,601,300)
   Technical appraisal of property, plant and equipment
   (Note 16 (d))............................................    (86,168,987)   (104,876,697)
   Vacation accrual (Note 16 (h))...........................     (1,943,029)     (3,330,961)
   Deferred income taxes (Note 16 (j))......................   (217,831,139)    (18,314,199)
   Voluntary Redundancy Program (Note 16 (i))...............              -         925,076
   Revenue recognition (Note 16 (l))........................    (19,622,611)    (24,239,105)
   Goodwill (Note 16 (e))...................................              -      50,009,965
   Derivatives under FAS 133 (Note 16 (n))..................     (1,928,572)    (27,700,007)
   Others...................................................     (1,205,536)       (801,431)
   Minority interest in above reconciling items.............     11,042,538      (7,286,314)
                                                              -----------------------------
Shareholders' equity in accordance with US GAAP.............  3,570,564,309   2,495,579,659
-------------------------------------------------------------------------------------------

Changes in shareholders' equity under US GAAP are as follows:

---------------------------------------------------------------------------------------------
                                                              SIX-MONTH PERIOD ENDED JUNE 30,
                                                              -------------------------------
                                                                   2002             2001
---------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
Shareholders' equity at the beginning of the year in
accordance with US GAAP.....................................  3,008,764,628    2,378,462,835
Net income for the year in accordance with US GAAP..........    354,439,269      133,948,655
Available-for-sale assets' changes in fair value, net of tax
  effect....................................................     17,583,987                -
Foreign currency translation adjustment.....................    189,776,425      (16,831,831)
                                                              -------------------------------
Shareholders' equity at the end of the year in accordance
with US GAAP................................................  3,570,564,309    2,495,579,659
---------------------------------------------------------------------------------------------

NOTE 18--OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

The following is a summary of additional financial statement disclosures required under US GAAP.

(A) ACQUISITIONS

The following information relates to business combinations which occurred during six-month period ended June 30, 2001, accounted for by the purchase method under US GAAP:

-----------------------------------------------------------------------------------------------
                                                              %         DATE OF
NAME OF ACQUIREE                                           ACQUIRED   ACQUISITION       ARP
-----------------------------------------------------------------------------------------------
                                                                                    (UNAUDITED)
Purchase consideration for TAMSA.........................      1.27      January/    22,563,282
                                                                      March, 2001
Fair value of net assets acquired........................                           (17,600,151)
                                                                                    -----------
Goodwill.................................................                             4,963,131
-----------------------------------------------------------------------------------------------

(B) INCOME TAXES

The Company's deferred income taxes under US GAAP (based on a US GAAP balance sheet) are as follows:

---------------------------------------------------------------------------------------------
                                                              SIX-MONTH PERIOD ENDED JUNE 30,
                                                              -------------------------------
                                                                   2002             2001
---------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
Deferred tax assets
   Tax loss carry-forwards..................................      7,697,649        6,425,439
   Allowance for doubtful accounts and other................      7,887,267       16,519,501
   Other receivables........................................     22,508,029        5,318,843
   Investments..............................................        170,814          541,941
   Vacation accrual and others..............................      6,392,590        8,144,654
   Provision for lawsuits and other.........................     31,625,045       26,450,993
   Inventories..............................................              -        5,922,677
   Fair value of financial derivatives......................        629,981        9,695,002
   Other temporary differences..............................     21,153,185        4,515,707
                                                              -------------------------------
                                                                 98,064,560       83,534,757
                                                              -------------------------------
Deferred tax liabilities
   Fixed assets.............................................   (219,708,129)     (99,049,062)
   Inventories..............................................    (92,230,128)               -
                                                              -------------------------------
                                                               (311,938,257)     (99,049,062)
                                                              -------------------------------
Total gross deferred tax assets/(liabilities)...............   (213,873,697)     (15,514,305)
Valuation allowance.........................................     (3,957,442)      (2,799,894)
                                                              -------------------------------
Net deferred tax assets/(liabilities).......................   (217,831,139)     (18,314,199)
---------------------------------------------------------------------------------------------

Of the outstanding balance at June 30, 2002, ARP40,280,156 are current deferred tax liabilities.

Valuation allowances are provided for future benefits to the extent their realization is unlikely. No uses or retirements of valuation allowances have been made during the six-month period ended June 30, 2002.

The tax loss carryforwards at June 30, 2002, expire as follows:

------------------------------------------------------------------------
EXPIRATION DATE                                                      ARP
------------------------------------------------------------------------
June 30, 2007...............................................   3,794,286
June 30, 2008...............................................   3,740,207
Will not expire.............................................     163,156
                                                               ---------
Total.......................................................   7,697,649
------------------------------------------------------------------------

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate, as follows:

----------------------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD ENDED JUNE 30,
                                                              --------------------------------
                                                                   2002              2001
----------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
Income tax (benefit) expense at statutory rate on pre-tax
income in accordance with US GAAP...........................    (319,505,134)     (49,941,786)
Permanent differences:
   Tax reimbursements on exports............................      11,858,574       13,906,129
   Equity in earnings (losses), net of investee companies...      47,997,444       11,781,121
   Minority interests.......................................      23,420,122        1,825,767
   Goodwill.................................................     (28,489,719)        (372,415)
   Inflation adjustment on permanent differences............    (305,870,936)               -
   Others...................................................      12,157,106       14,059,023
                                                              --------------------------------
Income tax expense in accordance with US GAAP...............    (558,432,543)      (8,742,161)
----------------------------------------------------------------------------------------------

(C) FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of June 30, 2002 and 2001 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

- The fair value of certain financial assets carried at cost, including cash, short-term investments, trade receivables and other current assets is considered to approximate their respective carrying value due to their short-term nature.

- The fair value of investments classified as non-current (trust funds) is considered to approximate their respective carrying value due to underlying assets of such funds are either of a short term nature or marked-to-market.

- The fair value of accounts payable and accrued liabilities, short-term financial debt, taxes payable and other current liabilities are considered to approximate their respective carrying values due to their short-term nature.

- Certain non-interest bearing debt and long-term receivables are carried at discounted cash flow at market-based rate. The Company considers the respective carrying value approximates their fair value.

- The fair value of the foreign exchange contracts has been estimated based on its market rates (Note 18(d)).

(D) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company does not enter into derivative instruments for trading or speculative purposes. The Company maintains a foreign-currency risk-management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings caused by volatility in currency exchange rates.

Nevertheless, as most of the Company's earnings, cash flows and pricing strategies are in USD, that volatility may not affect materially the Company's earnings and cash flows.

Specifically, the Company aims to fix exchange rates of future payments of existing Yen-nominated exports prefinancing debt and future collections of Canadian dollar and Euro-nominated and USD accounts receivables from Argentine and Japanese operations respectively. The Company's derivative contracts are generally denominated in USD. Such derivative contracts require the exchange of a foreign currency for USD at a fixed rate at a future date and generally have maturities as expressed in the table set forth below.

By using derivative financial instruments to hedge exposures to changes in exchanges rates, the Company exposes itself to credit risk and market risk.

Credit risk is the failure of the counterpart to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterpart owes the Company, which creates repayment risk for the Company. When the fair value of a derivative is negative, the Company owes the counterpart, and therefore, it does not possess repayment risk. The company minimizes the credit risk by entering into transactions with high-quality counterparts.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or a currency exchange rates. The market risk associated with currency exchange rates contract is managed by the establishment and monitoring of parameters that limit the types and degree of market risk that may be undertaken.

These derivatives do not qualify for hedge accounting, in accordance with FAS 133, because the documentation required of the instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the risk being hedged were not adopted before the inception of all contracts.

Realized gains and losses on derivative contracts are included in Financial income (expenses) and holding results during the life of the contract. Gains or losses on the contract offset the gains or losses reported on the foreign currency exposure that the hedge is intended to cover.

The table below summarizes by currency the contractual amounts and fair values of the Company's derivative instruments contracts. The "Buy" amounts represent the USD equivalent of commitments or options to purchase foreign currencies, and the "Sell" amounts represent the USD equivalent to sell foreign currencies:

-------------------------------------------------------------------------------------------------------------
                                                                                                     JUNE 30,
                        -------------------------------------------------------------------------------------
                                                            2002                                         2001
                        ----------------------------------------   ------------------------------------------
   IN U.S. DOLLARS           BUY           SELL       FAIR VALUE        BUY            SELL       FAIR VALUE
-------------------------------------------------------------------------------------------------------------
                                                                    (UNAUDITED)     (UNAUDITED)   (UNAUDITED)
Yen...................  2,402,221,709             -      545,224   16,808,267,852             -   (13,453,745)
US Dollars............              -             -            -                -             -             -
Euros.................              -   (18,400,000)  (1,126,292)               -    (3,700,000)      (93,765)
Canadian dollars......              -             -            -                -   (64,650,000)     (322,523)
Sterling pounds.......              -             -            -                -      (400,000)        5,476
                        -------------------------------------------------------------------------------------
                        2,402,221,709   (18,400,000)    (581,068)  16,808,267,852   (68,750,000)  (13,864,557)
-------------------------------------------------------------------------------------------------------------

(E) CONCENTRATIONS OF CREDIT RISK

Concentration of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion throughout the world. No single customer accounts for more than ten percent of the Company's sales.

However, the majority of trade receivables are with oil and gas companies, given the Company's concentration of sales to that industry. Thus, fluctuations in the price of petroleum and natural gas have, and can be expected to continue to have, an impact on the demand for the Company's products.

The Company performs ongoing credit evaluations of its customers' financial condition, requires guarantees whenever deemed necessary, and maintains allowances for potential credit losses.

(F) SUPPLEMENTARY INFORMATION ON THE STATEMENT OF CASH FLOWS

---------------------------------------------------------------------------------------
                                                                       SIX-MONTH PERIOD
                                                                         ENDED JUNE 30,
                                                              -------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
                                                                            (UNAUDITED)
Cash payments:
   Income tax and/or tax on minimum notional income.........  110,427,754    40,678,776
                                                              -------------------------
Interest....................................................   12,650,074    10,211,851
                                                              -------------------------
Cash and cash equivalents include:
   Cash and banks...........................................  352,506,358    57,057,391
   Short-term investments (original maturity less than 90
     days)..................................................  177,442,686   129,730,780
                                                              -------------------------
                                                              529,949,044   186,788,171
---------------------------------------------------------------------------------------

The Company has cash balances in currencies other than ARP and USD. Exchange gains/losses on accounts denominated in other currencies (Note 3(n)) are included in financial income (expenses) and holding gains (losses), net in its accompanying consolidated statements of operations.

The Company has elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 "Statement of Cash Flows" but using Argentine GAAP numbers.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. The following table reconciles the balances included as cash and banks in the balance sheet to the total amounts of cash and cash equivalents at the end of the period shown in the statements of cash flows:

-----------------------------------------------------------------------------------
                                                                     AS OF JUNE 30,
                                                              ---------------------
(IN THOUSANDS)                                                 2002        2001
-----------------------------------------------------------------------------------
                                                                        (UNAUDITED)
Cash and banks..............................................  352,506        57,057
Cash equivalents:
   Time deposits............................................  177,443       129,731
                                                              ---------------------
Total cash and cash equivalents.............................  529,949       186,788
-----------------------------------------------------------------------------------

Under Argentine GAAP, cash flow from purchases, sales and maturities of available-for-sale securities were reported as operating activities. Under US GAAP, these transactions would be classified as cash flows from investing activities. Also, under Argentine GAAP the effects of inflation were not disclosed by presenting a fourth cash flow statement category as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effects of inflation accounting that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP.

------------------------------------------------------------------------------------
                                                                      FOR THE PERIOD
                                                                      ENDED JUNE 30,
                                                              ----------------------
(IN THOUSANDS)                                                  2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Net cash provided by operating activities...................   142,339       215,090
Net cash used in investing activities.......................  (358,503)      (48,874)
Net cash provided by (used in) financing activities.........   376,712       (75,290)
Effects of inflation accounting.............................   155,278             -
                                                              ----------------------
Net increase in cash and cash equivalents...................   315,826        90,926
------------------------------------------------------------------------------------

(G) STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS) UNDER US GAAP

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which requires that an enterprise (i) classify items of other comprehensive income
(loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

----------------------------------------------------------------------------------------
                                                                        SIX-MONTH PERIOD
                                                                          ENDED JUNE 30,
                                                              --------------------------
                                                                 2002               2001
----------------------------------------------------------------------------------------
                                                                             (UNAUDITED)
Net income..................................................  354,439,269    133,948,655
                                                              --------------------------
Other comprehensive income
   Available-for-sale assets' changes in fair value, net of
      tax effect............................................   17,583,987              -
   Foreign currency translation adjustment..................  189,776,425    (16,831,831)
                                                              --------------------------
Total other comprehensive income............................  207,360,412    (16,831,831)
                                                              --------------------------
Comprehensive income (loss).................................  561,799,681    117,116,824
----------------------------------------------------------------------------------------

The accumulated balances related to each component of other comprehensive income were as follows:

----------------------------------------------------------------------------------------
                                                                        FOREIGN CURRENCY
                                                                 TRANSLATION AT JUNE 30,
                                                              --------------------------
                                                                 2002           2001
----------------------------------------------------------------------------------------
                                                                            (UNAUDITED)
Balance at the beginning of the year........................  336,869,226   (267,164,063)
   Foreign currency translation adjustment..................  189,776,425    (16,831,831)
                                                              --------------------------
Balance at the end of the period............................  526,645,651   (283,995,894)
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                                                                     OTHER COMPREHENSIVE
                                                                      INCOME AT JUNE 30,
                                                              --------------------------
                                                                 2002           2001
----------------------------------------------------------------------------------------
                                                                            (UNAUDITED)
Balance at the beginning of the year........................            -              -
   Available-for-sale assets' changes in fair value, net of
      tax effect............................................   17,583,987              -
                                                              --------------------------
Balance at the end of the period............................   17,583,987              -
----------------------------------------------------------------------------------------

(H) INFORMATION ABOUT SEGMENTS AND FOREIGN OPERATIONS UNDER ARGENTINE GAAP

Siderca operates primarily in two industry segments, namely the production and sale of seamless and welded steel pipe used in oil and gas exploration and production. The segments were determined based upon the type of products produced/sold by each segment. Segment performance is evaluated based upon net sales. Additionally, the Company generates sales from numerous geographic areas.

Net sales generated by the Company are as follows:

-------------------------------------------------------------------------------------------
                                                                    SIX-MONTH PERIOD
                                                                     ENDED JUNE 30,
                                                              -----------------------------
                                                                  2002            2001
-------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
NET SALES
Seamless steel tubes........................................  1,544,630,120     956,066,115
Welded steel tubes..........................................    840,419,918     341,417,907
Other.......................................................    148,980,314      88,417,346
                                                              -----------------------------
                                                              2,534,030,352   1,385,901,368
-------------------------------------------------------------------------------------------

Net sales by customer location were as follows:

-------------------------------------------------------------------------------------------
                                                                           SIX-MONTH PERIOD
                                                                             ENDED JUNE 30,
                                                              -----------------------------
                                                                  2002            2001
-------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
NET SALES
Argentina...................................................    392,596,549     509,868,404
Rest of South America.......................................    955,476,252     297,592,951
United States, Canada and Mexico............................    256,832,693     140,255,513
Asia........................................................    774,468,126     347,304,199
Other foreign countries.....................................    154,656,732      90,880,301
                                                              -----------------------------
                                                              2,534,030,352   1,385,901,368
-------------------------------------------------------------------------------------------

Additional disclosures required by Statement of Financial Accounting Standards ("SFAS") N(degree) 131 "Segment Information" are as follows:

-------------------------------------------------------------------------------------------------------------------------
                                             AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002
                        -------------------------------------------------------------------------------------------------
                          ARGENTINA       BRAZIL         JAPAN        MEXICO        ITALY        OTHERS         TOTAL
-------------------------------------------------------------------------------------------------------------------------
Long lived assets
consist of property,
plant, equipment and
intangible assets.....  1,264,524,970   200,684,186   195,688,100             -            -   19,395,358   1,680,292,614
Depreciation of long
lived assets and
amortization of
intangible assets.....     77,728,842     7,082,754     6,091,814                          -      710,267      91,613,677
Capital expenditures,
net...................     21,981,454    24,551,798             -             -            -    6,258,258      52,791,510
Income tax............    160,063,346    35,573,150    23,465,626             -            -      767,565     219,869,687
Equity in the net
(loss) income of
investees (Notes 11
(b) and 14)...........        127,458             -             -   114,437,313   17,354,762    7,969,491     139,889,024
-------------------------------------------------------------------------------------------------------------------------

(I) TERMINATION BENEFITS

Siderca implemented a defined benefit Employee Retirement Plan on August 1, 1995. The plan is designed to provide retirement, termination and death and disability benefits to few high rank employees.

Siderca is accumulating assets for the ultimate payment of benefits by means of a universal life insurance policy. The net amount of such assets as of June 30, 2002 and 2001 aggregated USD9,096,685 and USD8,687,210, respectively. Such net assets do not represent a separate legal plan entity, as they are not separated in a trust or legally restricted as to their use by Siderca.

The prior service cost at the inception of the plan is being amortized based on the projected years to retirement for each of the initial employees, as from August 1, 1995. Siderca amortizes the prior service cost of each new participant over the projected years to retirement, as from the date they are included in the plan.

In June 30, 2001, Siderca revised its assumptions regarding discount rate and rate of compensation increase. This revision generated an actuarial gain, which is being amortized according to SFAS 87.

Argentina devaluated the ARP in the first days of January 2002 and established the "pesificacion", by which certain contracts denominated in USD were mandatorily converted into Argentine Peso-denominated contracts at the rate ARP 1=USD1 (Note 15). Due to this, the amount of the assets held in the insurance company is still under discussion.

Benefits provided by the plan are in USD, but depend on a three-year salary average, which is in Argentine Pesos. Due to this, the company estimated that future salaries, in USD, will be half of their value as of June 2002. This produced a reduction in the Projected Benefit Obligation as of June 2002, gain whose recognition is being performed as established by SFAS 87. Because the salary reduction will have effect in the future, the Accrued Benefit Obligation, which is calculated with current salaries, is bigger than the Projected Benefit Obligation.

The change in benefit obligation and funded status of Siderca's employee retirement plan are as follows:

---------------------------------------------------------------------------------------------
                                                              SIX-MONTH PERIOD ENDED JUNE 30,
                                                              -------------------------------
                                                                  2002              2001
---------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at the beginning of the year.............    11,307,982        16,132,053
Effect of exchange and monetary variation...................    10,778,299                 -
Service cost................................................       428,683           385,619
Interest cost...............................................       944,040           582,762
Amendments (SFAS 132).......................................      (736,115)         (380,138)
Actuarial loss (gain).......................................     7,244,434        (5,594,138)
Benefits paid...............................................    (6,127,924)         (241,235)
                                                              -------------------------------
Benefit obligation at the end of period.....................    23,839,399        10,884,923
---------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                                         SIX-MONTH PERIOD
                                                                           ENDED JUNE 30,
                                                              ---------------------------
                                                                 2002            2001
-----------------------------------------------------------------------------------------
                                                                              (UNAUDITED)
FUNDED STATUS...............................................  (23,839,399)    (10,884,923)
Unrecognized net actuarial loss (gain)......................  (18,884,738)     (2,616,452)
Unrecognized prior service cost.............................   18,128,512       5,357,868
                                                              ---------------------------
Prepaid (accrued) benefit cost..............................  (24,595,625)     (8,143,507)
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                                         SIX-MONTH PERIOD
                                                                           ENDED JUNE 30,
                                                              ---------------------------
                                                                 2002            2001
-----------------------------------------------------------------------------------------
                                                                              (UNAUDITED)
AMOUNTS INCLUDED IN TAXES, PAYROLL AND SOCIAL SECURITY
PAYABLE CONSISTS OF:
Accrued benefit liability...................................  (24,595,625)    (8,926,762)
Intangible assets...........................................            -        783,255
                                                              ---------------------------
Net amount recognized.......................................  (24,595,625)    (8,143,507)
-----------------------------------------------------------------------------------------

The weighted-average assumptions for Siderca's Employee Retirement Plan are as follows:

----------------------------------------------------------------------------------
                                                                  SIX-MONTH PERIOD
                                                                    ENDED JUNE 30,
                                                              --------------------
                                                              2002        2001
----------------------------------------------------------------------------------
                                                                       (UNAUDITED)
WEIGHTED-AVERAGE ASSUMPTIONS AS OF:
Discount rate...............................................   10%          7%
Rate of compensation increase...............................    3%          5%
----------------------------------------------------------------------------------

The components of net periodic benefit cost for Siderca's Employee Retirement Plan are as follows:

--------------------------------------------------------------------------------------
                                                                      SIX-MONTH PERIOD
                                                                        ENDED JUNE 30,
                                                              ------------------------
                                                                 2002         2001
--------------------------------------------------------------------------------------
                                                                           (UNAUDITED)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost................................................     428,683      385,618
Interest cost...............................................     944,040      582,762
Amortization of prior service cost..........................   1,034,893      303,116
Recognized net actuarial loss...............................  (1,092,572)      62,370
                                                              ------------------------
Net periodic benefit cost...................................   1,315,044    1,333,866
--------------------------------------------------------------------------------------

(J) SUMMARIZED FINANCIAL INFORMATION OF SIGNIFICANT INVESTEE COMPANIES IN ACCORDANCE WITH ARGENTINE GAAP

TAMSA

-------------------------------------------------------------------------------------------
                                                                                AT JUNE 30,
                                                              -----------------------------
                                                                  2002            2001
-------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
Current assets..............................................  1,798,700,324     816,156,017
Non-current assets..........................................  3,204,214,134   1,734,089,008
                                                              -----------------------------
                                                              5,002,914,458   2,550,245,025
                                                              -----------------------------
Current liabilities.........................................    702,649,973     559,300,657
Non-current liabilities.....................................    474,079,012      45,080,532
Minority interest...........................................     (2,148,263)      8,392,555
Shareholders' equity........................................  3,828,333,736   1,937,471,281
                                                              -----------------------------
                                                              5,002,914,458   2,550,245,025
-------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                              SIX-MONTH PERIOD ENDED JUNE 30,
                                                              -------------------------------
                                                                   2002             2001
---------------------------------------------------------------------------------------------
                                                                                  (UNAUDITED)
Net sales...................................................   1,111,682,054     731,735,750
Gross profit................................................     231,960,969     167,352,700
Net ordinary income (loss) for the year.....................     184,258,875      96,299,409
Net income (loss)...........................................     269,381,668      69,247,591
---------------------------------------------------------------------------------------------

DALMINE

-------------------------------------------------------------------------------------------
                                                                                AT JUNE 30,
                                                              -----------------------------
                                                                  2002            2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
Current assets..............................................  1,874,647,605     824,925,804
Non-current assets..........................................  1,692,964,758     795,404,417
                                                              -----------------------------
                                                              3,567,612,363   1,620,330,221
                                                              -----------------------------
Current liabilities.........................................  1,647,635,400     783,786,024
Non-current liabilities.....................................    888,046,167     424,402,648
Minority interest...........................................       (515,231)        955,776
Shareholders' equity........................................  1,032,446,027     411,185,773
                                                              -----------------------------
                                                              3,567,612,363   1,620,330,221
-------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                                         SIX-MONTH PERIOD
                                                                           ENDED JUNE 30,
                                                              ---------------------------
                                                                  2002           2001
-----------------------------------------------------------------------------------------
                                                                              (UNAUDITED)
Net sales...................................................  1,798,247,264   817,662,237
Gross profit................................................    164,106,529    69,837,907
Net ordinary income (loss) for the year.....................     72,885,078    13,443,810
Net income (loss)...........................................    135,198,786    22,421,412
-----------------------------------------------------------------------------------------

The exchange rate used for:

- The Mexican peso rate was 2.70 for June 30, 2002 and 9.06 for June 30, 2001 and the average exchange rate was 3,47 and 9,44, respectively.

- The Euro exchange was 3.6541 for June 30, 2002 and 0.8466 for June 30, 2001 and the average exchange rate was 2.4401 and 0.8978, respectively.

(K) ADOPTION OF SFAS NO. 142

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). This statement changes the accounting for goodwill and intangible assets.

Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, with no maximum life. In addition, SFAS No. 142 changes the test for goodwill impairment.

The new impairment test for goodwill is a two step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS No. 142 in their fiscal year beginning after December 15, 2001.

Goodwill at December 31, 2001 was approximately ARP81 million and relates to the seamless steel tubes segment in Mexico. The Company has evaluated whether goodwill was impaired at January 1, 2002. As a consequence of that assessment, a non-cash charge has been recorded for the amount of the impairment. This initial impairment charge was recorded as a cumulative effect of a change in accounting principle in the Company's results for the six-month period ended June 30, 2002. Effective January 1, 2002, in accordance with this pronouncement, the Company ceased the amortization of goodwill.

The effect of the adoption of SFAS No. 142 as of January 1, 2002 is summarized in the following table:

-------------------------------------------------------------------------------------------
                                                                          JANUARY 1ST, 2002
                                                              -----------------------------
                                                              GROSS CARRYING   ACCUMULATED
                                                                  AMOUNT       AMORTIZATION
-------------------------------------------------------------------------------------------
Goodwill....................................................     101,079,544   (19,680,346)
-------------------------------------------------------------------------------------------

As required by SFAS No. 142 the results for the prior year's six-month period have not been restated. A reconciliation of net income as if SFAS No. 142 had been adopted for the six-month period ended June 30, 2001 is presented below:

---------------------------------------------------------------------------------
                                                                 SIX-MONTH PERIOD
                                                              ENDED JUNE 30, 2001
                                                              -------------------
                                                                     (ARP)
---------------------------------------------------------------------------------
                                                                      (UNAUDITED)
Net income before adoption of SFAS No. 142..................          133,948,655
Add back: Goodwill amortization.............................            2,128,084
                                                              -------------------
Adjusted net income.........................................          136,076,739
                                                              -------------------
Basic and diluted net income per share
Net income before adoption of SFAS No. 142..................                 0.13
Adjusted net income.........................................                 0.14
---------------------------------------------------------------------------------

NOTE 19--IMPACT OF NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS No. 143 is required to be adopted for the fiscal year beginning January 1, 2003. The Company has not yet assessed the impact of the adoption of this new standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS No. 144 requires the depreciable life of an asset to be abandoned to be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation

(amortization). Therefore, discounted operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS No. 144 is effective January 1, 2002. The Company has adopted SFAS No. 144 with no material impact on its consolidated financial statements.

NOTE 20--OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP. This information is not a required part of the basic financial statements under US GAAP; however, certain of these tables substantially duplicate the schedule requirements of the SEC. Separate financial statement schedules were, therefore, not prepared for purposes of the Registration Statement of which these consolidated financial statements constitute a part.

A) COST OF SALES

See Exhibit A.

B) EXPENSES INCURRED

See Exhibit B.

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
             EXHIBITS TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND JUNE 30, 2001

                                                                       EXHIBIT A

-------------------------------------------------------------------------------------------------
                                                                  SIX-MONTH PERIOD ENDED JUNE 30,
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER,  -------------------------------
                    UNLESS OTHERWISE STATED)                           2002             2001
-------------------------------------------------------------------------------------------------
                                                                                      (UNAUDITED)
COST OF SALES
Inventory at the beginning of the year
  - Finished goods............................................      242,386,777      227,942,010
  - Goods in process..........................................      107,666,591       56,165,064
  - Raw materials.............................................      146,068,138       75,399,054
  - Supplies..................................................       75,368,870       76,717,437
  - Goods in transit..........................................       35,404,204       21,877,392
  - Advances to suppliers.....................................       27,711,602       13,034,061
                                                                  -------------------------------
                                                                    634,606,182      471,135,018
Allowance for inventory obsolescence (Note 5(b))..............      (33,335,641)     (30,318,349)
                                                                  -------------------------------
                                                                    601,270,541      440,816,669
Purchases during the period...................................    1,303,455,967      609,999,500
Manufacturing expenses (Exhibit B)............................      526,002,171      378,279,372
Holding loss on inventories (Note 3(n)).......................      (31,647,277)      (1,244,493)
                                                                  -------------------------------
                                                                  2,399,081,402    1,427,851,048
                                                                  -------------------------------
Inventory at the end of the period
  - Finished goods............................................      307,011,775      222,728,006
  - Goods in process..........................................      190,943,559      107,069,474
  - Raw materials.............................................      296,985,642       79,500,724
  - Supplies..................................................       92,847,014       73,996,785
  - Goods in transit..........................................       24,387,347       19,237,780
  - Advances to suppliers.....................................       83,161,560        9,326,658
                                                                  -------------------------------
                                                                    995,336,897      511,859,427
Allowance for inventory obsolescence (Note 5(b))..............      (29,254,903)     (36,660,599)
                                                                  -------------------------------
                                                                    966,081,994      475,198,828
                                                                  -------------------------------
Cost of sales for the period..................................    1,432,999,408      952,652,220
-------------------------------------------------------------------------------------------------

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
             EXHIBITS TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND JUNE 30, 2001

                                                                       EXHIBIT B

----------------------------------------------------------------------------------------------------------
                                                                                                 SIX-MONTH
(EXPRESSED IN ARGENTINE PESOS,                                                                PERIOD ENDED
UNLESS OTHERWISE STATED)                              SIX-MONTH PERIOD ENDED JUNE 30, 2002   JUNE 30, 2001
------------------------------  ----------------------------------------------------------   -------------
                                MANUFACTURING     SELLING     ADMINISTRATIVE
            ITEMS                 EXPENSES       EXPENSES        EXPENSES         TOTAL          TOTAL
----------------------------------------------------------------------------------------------------------
                                                                                               (UNAUDITED)
EXPENSES INCURRED
Administrators and Board of
Directors' fees............                -              -      4,540,764       4,540,764      1,769,445
Fees and compensation for
services...................       90,150,855     31,989,611     24,302,999     146,443,465    162,599,425
Salaries and social security..   194,108,956     16,345,230     42,792,575     253,246,761    175,737,970
Maintenance expenses.......       12,565,675              -              -      12,565,675     32,674,071
Depreciation of property,
plant and equipment........       99,446,806              -              -      99,446,806     94,887,600
Absorption of capital surplus
on technical appraisal of
fixed assets...............       (9,353,855)             -              -      (9,353,855)    (9,353,855)
Amortization of intangible
assets.....................                -              -      1,520,726       1,520,726      3,236,721
Commissions and freights...                -    206,218,627              -     206,218,627     55,391,502
Allowances for lawsuits and
contingencies..............                -              -      6,835,013       6,835,013      3,563,691
Allowances for obsolescence...    41,754,535              -              -      41,754,535      7,370,880
Allowances for doubtful
accounts...................                -      8,093,000              -       8,093,000      3,320,867
Commissions and bank
expenses...................                -              -         56,915          56,915
Taxes, tariffs and
contributions..............        2,972,012        267,871     13,948,441      17,188,324     10,184,400
Other expenses.............       94,357,187      4,521,995     28,459,980     127,339,162     71,554,986
                                --------------------------------------------------------------------------
Total at June 30, 2002.....      526,002,171    267,436,334    122,457,413     915,895,918              -
                                --------------------------------------------------------------------------
Total at June 30, 2001.....      378,279,372    119,577,110    115,081,221               -    612,937,703
----------------------------------------------------------------------------------------------------------

                      [PRICEWATERHOUSECOOPERS LETTERHEAD]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Siderca Sociedad Anonima Industrial y Comercial

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows, all expressed in Argentine pesos, present fairly, in all material respects, the financial position of Siderca Sociedad Anonima Industrial y Comercial and its subsidiaries at December 31, 2001, March 31, 2001 and 2000, and the results of their operations and their cash flows for the nine-month period ended December 31, 2001 and for each of the three years in the period ended March 31, 2001, all expressed in constant Argentine pesos of June 30, 2002 purchasing power, in conformity with accounting principles generally accepted in Argentina. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2.6. to the financial statements, as from the current year investments in subsidiary and investee companies have been valued at their equity value and/or have been consolidated utilizing the corresponding financial statements of those companies at the Company's December 31, 2001 year end. Previously, the equity value and/or consolidation of such companies utilized their financial statements dating back three months; therefore, the balances at March 31, 2001, 2000 and 1999 have been restated in order to disclose the accounting information on consistent bases.

Accounting principles generally accepted in Argentina vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss) expressed in Argentine pesos for the nine-month period ended December 31, 2001 and for each of the three years in the period ended March 31, 2001 and the determination of consolidated shareholders' equity also expressed in

Argentine pesos at December 31, 2001, March 31, 2001 and 2000 to the extent summarized in Note 17 to the consolidated financial statements.

PRICE WATERHOUSE & CO.

/s/ RUBEN O. VEGA
---------------------------------------------------------
Ruben O. Vega

Buenos Aires, Argentina
March 6, 2002 except as to
Note 10 b) which is as of
June 28, 2002, as to Note 12 a)
which is as of June 14, 2002
and for the restatement of the
financial statements in constant
Argentine pesos of June 30, 2002
purchasing power, as to which the
date is September 12, 2002.

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
                           CONSOLIDATED BALANCE SHEET
              AS OF DECEMBER 31, 2001 AND MARCH 31, 2001 AND 2000

----------------------------------------------------------------------------------------------
                                                                           MARCH 31,
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002   DECEMBER 31,    -----------------------------
PURCHASING POWER)                                    2001            2001            2000
----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks.................................     89,732,415      74,473,195      18,688,805
Short-term investments.........................    124,391,084      21,036,921      88,288,579
Trade receivables..............................    556,107,576     643,770,749     539,100,879
Other receivables..............................    127,961,696     131,328,408     131,821,709
Inventories....................................    601,270,541     442,666,138     357,130,227
                                                 ---------------------------------------------
Total current assets...........................  1,499,463,312   1,313,275,411   1,135,030,199
                                                 ---------------------------------------------
NON-CURRENT ASSETS
Trade receivables..............................              -               -       1,328,132
Other receivables..............................     39,442,712      79,423,775      89,685,040
Long-term investments..........................  1,338,417,714   1,201,205,291   1,011,190,554
Property, plant and equipment..................  1,510,273,611   1,587,126,513   1,563,228,931
Intangible assets..............................     28,935,797      26,483,305      10,209,554
                                                 ---------------------------------------------
Total non-current assets.......................  2,917,069,834   2,894,238,884   2,675,642,211
                                                 ---------------------------------------------
Total assets...................................  4,416,533,146   4,207,514,295   3,810,672,410
                                                 ---------------------------------------------
LIABILITIES
CURRENT LIABILITIES
Accounts payable...............................    458,048,845     306,472,589     200,765,270
Short-term financial debt......................    455,792,332     450,787,613     165,481,967
Taxes, payroll and social security payable.....     78,106,345      63,749,595      60,245,062
Other liabilities..............................    144,732,431      57,163,491      59,747,753
                                                 ---------------------------------------------
Total current liabilities......................  1,136,679,953     878,173,288     486,240,052
                                                 ---------------------------------------------
NON-CURRENT LIABILITIES
Accounts payable...............................     20,486,893      28,938,114               -
Long-term financial debt.......................     96,388,569     108,474,806       8,616,504
Taxes, payroll and social security payable.....     15,670,292      14,849,056       9,623,760
Other liabilities..............................     31,929,609      26,986,292      35,273,532
Provision for lawsuits and contingencies.......     60,486,565      46,085,557      50,916,447
                                                 ---------------------------------------------
Total non-current liabilities..................    224,961,928     225,333,825     104,430,243
                                                 ---------------------------------------------
Total liabilities..............................  1,361,641,881   1,103,507,113     590,670,295
                                                 ---------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 10)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES
EQUITY.........................................    255,390,290     244,930,774     234,955,165
SHAREHOLDERS' EQUITY...........................  2,799,500,975   2,859,076,408   2,985,046,950
                                                 ---------------------------------------------
Total liabilities and shareholders' equity.....  4,416,533,146   4,207,514,295   3,810,672,410
----------------------------------------------------------------------------------------------

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
                      CONSOLIDATED STATEMENT OF OPERATIONS
   FOR THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2001 AND FOR THE YEARS ENDED
                         MARCH 31, 2001, 2000 AND 1999

---------------------------------------------------------------------------------------------------
                                    NINE-MONTH
(EXPRESSED IN ARGENTINE PESOS OF   PERIOD ENDED                  YEAR ENDED MARCH 31
JUNE 30, 2002 PURCHASING POWER--   DECEMBER 31,    ------------------------------------------------
EXCEPT NUMBER OF SHARES)               2001             2001             2000             1999
---------------------------------------------------------------------------------------------------
Net sales......................    2,259,534,684    1,975,320,725    1,611,877,773    2,100,048,943
Cost of sales..................   (1,533,413,427)  (1,414,021,361)  (1,358,473,203)  (1,671,560,820)
                                  -----------------------------------------------------------------
Gross profit...................      726,121,257      561,299,364      253,404,570      428,488,123
Selling expenses...............     (151,830,254)    (181,653,145)    (135,729,405)    (163,433,180)
Administrative expenses........     (154,169,503)    (177,729,238)    (134,241,739)    (141,188,387)
                                  -----------------------------------------------------------------
Total operating income (loss)...     420,121,500      201,916,981      (16,566,574)     123,866,556
Financial (expenses) income and
holding (losses) gains, net....      (37,264,067)     (37,414,123)      25,261,375       (9,792,088)
Other income and expenses, net..     (35,855,029)       8,771,633       (8,466,444)     (97,567,565)
                                  -----------------------------------------------------------------
Income before income tax,
minority interest and equity in
earnings (losses) of investee
companies......................      347,002,404      173,274,491          228,357       16,506,903
Income tax.....................     (119,347,642)     (35,504,272)     (20,047,302)     (19,040,929)
Minority interest in (losses)
earnings of consolidated
subsidiaries...................      (36,067,315)       9,454,221      (25,112,104)     (17,235,353)
Equity in earnings (losses) of
investee companies, net........       40,845,770       41,154,989      (17,931,038)     115,776,002
                                  -----------------------------------------------------------------
Net income (loss)..............      232,433,217      188,379,429      (62,862,087)      96,006,623
                                  -----------------------------------------------------------------
Earnings (loss) per share......             0.23             0.20            (0.06)            0.10
                                  -----------------------------------------------------------------
Weighted average number of
shares outstanding.............    1,000,000,000    1,000,000,000    1,000,000,000    1,000,000,000
---------------------------------------------------------------------------------------------------

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
   FOR THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2001 AND FOR THE YEARS ENDED
                         MARCH 31, 2001, 2000 AND 1999

--------------------------------------------------------------------------------------------------------------------------
                                                                                                           CAPITAL SURPLUS
                                                                                SHAREHOLDERS' CAPITAL       ON TECHNICAL
                                                                    ---------------------------------       APPRAISAL OF
                                                                                       ADJUSTMENTS TO      PROPERTY, PLANT
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER)    CAPITAL STOCK         CAPITAL           AND EQUIPMENT
--------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1998......................                    1,000,000,000      1,040,498,024         165,676,754
Effect of accounting changes....................                                -                  -                   -
                                                                    ------------------------------------------------------
Adjusted balances...............................                    1,000,000,000      1,040,498,024         165,676,754
Distribution approved by Ordinary Shareholders' Meeting held on
June 29, 1998 to:
 Cash dividends.................................                                -                  -                   -
 Legal reserve..................................                                -                  -                   -
 Contributions to welfare projects and non-profit
 organization...................................                                -                  -                   -
 Reserve for future dividends...................                                -                  -                   -
Distribution approved by Resolution of Board of Directors dated
February 18, 1999 to:
 Dividends in shares of Siderar S.A.I.C. .......                                -                  -                   -
Technical accounting reserves
 Absorption due to depreciation for the year....                                -                  -         (18,707,710)
 Absorption of other income and expenses, net, due to the
 distribution of dividends in shares of Siderar S.A.I.C. ...                    -                  -                   -
Net income for the year.........................                                -                  -                   -
                                                                    ------------------------------------------------------
Balances at March 31, 1999......................                    1,000,000,000      1,040,498,024         146,969,044
Distribution approved by Ordinary Shareholders' Meeting held on
July 1, 1999 to:
 Cash dividends.................................                                -                  -                   -
 Legal reserve..................................                                -                  -                   -
 Contributions to welfare projects and non-profit
 organization...................................                                -                  -                   -
 Reserve for future dividends...................                                -                  -                   -
Technical accounting reserves
 Absorption due to depreciation for the year....                                -                  -         (18,707,710)
Net loss for the year...........................                                -                  -                   -
                                                                    ------------------------------------------------------
Balances at March 31, 2000......................                    1,000,000,000      1,040,498,024         128,261,334
                                                                    ------------------------------------------------------
Carried forward.................................                    1,000,000,000      1,040,498,024         128,261,334
--------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------  ----------------------------------------------------------

                                                                                    RETAINED EARNINGS
                                                                  -----------------------------------
                                                                                       RESERVE FOR          UNAPPROPRIATED
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER)  LEGAL RESERVE      FUTURE DIVIDENDS      RETAINED EARNINGS
----------------------------------------------------------------  ----------------------------------------------------------
Balances at March 31, 1998......................                   169,647,523          166,330,126           726,160,431
Effect of accounting changes....................                             -                    -            34,647,956
                                                                  ----------------------------------------------------------
Adjusted balances...............................                   169,647,523          166,330,126           760,808,387
Distribution approved by Ordinary Shareholders' Meeting held on
June 29, 1998 to:
 Cash dividends.................................                             -                    -           (97,830,000)
 Legal reserve..................................                    31,953,520                    -           (31,953,520)
 Contributions to welfare projects and non-profit
 organization...................................                             -                    -            (1,369,620)
 Reserve for future dividends...................                             -          507,917,275          (507,917,275)
Distribution approved by Resolution of Board of Directors dated
February 18, 1999 to:
 Dividends in shares of Siderar S.A.I.C. .......                             -         (115,048,080)                    -
Technical accounting reserves
 Absorption due to depreciation for the year....                             -                    -                     -
 Absorption of other income and expenses, net, due to the
 distribution of dividends in shares of Siderar S.A.I.C. ...                 -          (33,653,520)           33,653,520
Net income for the year.........................                             -                    -            96,006,623
                                                                  ----------------------------------------------------------
Balances at March 31, 1999......................                   201,601,043          525,545,801           251,398,115
Distribution approved by Ordinary Shareholders' Meeting held on
July 1, 1999 to:
 Cash dividends.................................                             -                    -           (97,830,000)
 Legal reserve..................................                     8,395,569                    -            (8,395,569)
 Contributions to welfare projects and non-profit
 organization...................................                             -                    -            (1,565,280)
 Reserve for future dividends...................                             -           60,120,521           (60,120,521)
Technical accounting reserves
 Absorption due to depreciation for the year....                             -                    -                     -
Net loss for the year...........................                             -                    -           (62,862,087)
                                                                  ----------------------------------------------------------
Balances at March 31, 2000......................                   209,996,612          585,666,322            20,624,658
                                                                  ----------------------------------------------------------
Carried forward.................................                   209,996,612          585,666,322            20,624,658
----------------------------------------------------------------

----------------------------------------------------------------  -------------

                                                                      TOTAL
                                                                  SHAREHOLDERS'
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER)     EQUITY
----------------------------------------------------------------  -------------
Balances at March 31, 1998......................                  3,268,312,858
Effect of accounting changes....................                     34,647,956
                                                                  -------------
Adjusted balances...............................                  3,302,960,814
Distribution approved by Ordinary Shareholders' Meeting held on
June 29, 1998 to:
 Cash dividends.................................                    (97,830,000)
 Legal reserve..................................                              -
 Contributions to welfare projects and non-profit
 organization...................................                     (1,369,620)
 Reserve for future dividends...................                              -
Distribution approved by Resolution of Board of Directors dated
February 18, 1999 to:
 Dividends in shares of Siderar S.A.I.C. .......                   (115,048,080)
Technical accounting reserves
 Absorption due to depreciation for the year....                    (18,707,710)
 Absorption of other income and expenses, net, due to the
 distribution of dividends in shares of Siderar S.A.I.C. ...                  -
Net income for the year.........................                     96,006,623
                                                                  -------------
Balances at March 31, 1999......................                  3,166,012,027
Distribution approved by Ordinary Shareholders' Meeting held on
July 1, 1999 to:
 Cash dividends.................................                    (97,830,000)
 Legal reserve..................................                              -
 Contributions to welfare projects and non-profit
 organization...................................                     (1,565,280)
 Reserve for future dividends...................                              -
Technical accounting reserves
 Absorption due to depreciation for the year....                    (18,707,710)
Net loss for the year...........................                    (62,862,087)
                                                                  -------------
Balances at March 31, 2000......................                  2,985,046,950
                                                                  -------------
Carried forward.................................                  2,985,046,950
----------------------------------------------------------------

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
   FOR THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2001 AND FOR THE YEARS ENDED
                         MARCH 31, 2001, 2000 AND 1999

--------------------------------------------------------------------------------------------------------------------------
                                                                                                           CAPITAL SURPLUS
                                                                                SHAREHOLDERS' CAPITAL       ON TECHNICAL
                                                                    ---------------------------------       APPRAISAL OF
                                                                                       ADJUSTMENTS TO      PROPERTY, PLANT
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER)    CAPITAL STOCK         CAPITAL           AND EQUIPMENT
--------------------------------------------------------------------------------------------------------------------------
Brought forward.................................                    1,000,000,000      1,040,498,024         128,261,334
Distribution approved by Shareholders' Ordinary Meeting held on
July 18, 2000 to:
 Cash dividends.................................                                -                  -                   -
 Contributions to welfare projects and non-profit
 organization...................................                                -                  -                   -
 Reserve for future dividends...................                                -                  -                   -
Distribution approved by Resolution of Board of Directors dated
December 20, 2000 to:
 Cash dividends.................................                                -                  -                   -
Technical accounting reserves
 Absorption due to amortization for the year....                                -                  -         (18,707,711)
Net income for the year.........................                                -                  -                   -
                                                                    ------------------------------------------------------
Balances at March 31, 2001......................                    1,000,000,000      1,040,498,024         109,553,623
Distribution approved by Shareholders' Ordinary Meeting held on
July 24, 2001 to:
 Legal Reserve..................................                                -                  -                   -
 Cash dividends.................................                                -                  -                   -
 Contributions to welfare projects and non-profit
 organization...................................                                -                  -                   -
 Reserve for future dividends...................                                -                  -                   -
Distribution approved by Resolution of Board of Directors dated
November 27, 2001 to:
 Cash dividends.................................                                -                  -                   -
 Dividend of shares of Siderar S.A.I.C. ........                                -                  -                   -
Technical accounting reserves
 Absorption due to amortization for the year....                                -                  -         (14,030,781)
Net income for the period.......................                                -                  -                   -
                                                                    ------------------------------------------------------
Balances at December 31, 2001...................                    1,000,000,000      1,040,498,024          95,522,842
--------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------  ----------------------------------------------------------

                                                                                    RETAINED EARNINGS
                                                                  -----------------------------------
                                                                                       RESERVE FOR          UNAPPROPRIATED
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER)  LEGAL RESERVE      FUTURE DIVIDENDS      RETAINED EARNINGS
----------------------------------------------------------------  ----------------------------------------------------------
Brought forward.................................                   209,996,612          585,666,322            20,624,658
Distribution approved by Shareholders' Ordinary Meeting held on
July 18, 2000 to:
 Cash dividends.................................                             -          (97,830,000)                    -
 Contributions to welfare projects and non-profit
 organization...................................                             -           (2,152,260)                    -
 Reserve for future dividends...................                             -          (77,104,540)           77,104,540
Distribution approved by Resolution of Board of Directors dated
December 20, 2000 to:
 Cash dividends.................................                             -         (195,660,000)                    -
Technical accounting reserves
 Absorption due to amortization for the year....                             -                    -                     -
Net income for the year.........................                             -                    -           188,379,429
                                                                  ----------------------------------------------------------
Balances at March 31, 2001......................                   209,996,612          212,919,522           286,108,627
Distribution approved by Shareholders' Ordinary Meeting held on
July 24, 2001 to:
 Legal Reserve..................................                     9,553,174                    -            (9,553,174)
 Cash dividends.................................                             -                    -           (97,830,000)
 Contributions to welfare projects and non-profit
 organization...................................                             -                    -            (2,152,260)
 Reserve for future dividends...................                             -           81,528,035           (81,528,035)
Distribution approved by Resolution of Board of Directors dated
November 27, 2001 to:
 Cash dividends.................................                             -          (58,698,000)                    -
 Dividend of shares of Siderar S.A.I.C. ........                             -         (119,297,609)                    -
Technical accounting reserves
 Absorption due to amortization for the year....                             -                    -                     -
Net income for the period.......................                             -                    -           232,433,217
                                                                  ----------------------------------------------------------
Balances at December 31, 2001...................                   219,549,786          116,451,948           327,478,375
----------------------------------------------------------------

----------------------------------------------------------------  -------------

                                                                      TOTAL
                                                                  SHAREHOLDERS'
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002 PURCHASING POWER)     EQUITY
----------------------------------------------------------------  -------------
Brought forward.................................                  2,985,046,950
Distribution approved by Shareholders' Ordinary Meeting held on
July 18, 2000 to:
 Cash dividends.................................                    (97,830,000)
 Contributions to welfare projects and non-profit
 organization...................................                     (2,152,260)
 Reserve for future dividends...................                              -
Distribution approved by Resolution of Board of Directors dated
December 20, 2000 to:
 Cash dividends.................................                   (195,660,000)
Technical accounting reserves
 Absorption due to amortization for the year....                    (18,707,711)
Net income for the year.........................                    188,379,429
                                                                  -------------
Balances at March 31, 2001......................                  2,859,076,408
Distribution approved by Shareholders' Ordinary Meeting held on
July 24, 2001 to:
 Legal Reserve..................................                              -
 Cash dividends.................................                    (97,830,000)
 Contributions to welfare projects and non-profit
 organization...................................                     (2,152,260)
 Reserve for future dividends...................                              -
Distribution approved by Resolution of Board of Directors dated
November 27, 2001 to:
 Cash dividends.................................                    (58,698,000)
 Dividend of shares of Siderar S.A.I.C. ........                   (119,297,609)
Technical accounting reserves
 Absorption due to amortization for the year....                    (14,030,781)
Net income for the period.......................                    232,433,217
                                                                  -------------
Balances at December 31, 2001...................                  2,799,500,975
----------------------------------------------------------------

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
                      CONSOLIDATED STATEMENT OF CASH FLOWS
     FOR THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2001 AND THE YEARS ENDED
                         MARCH 31, 2001, 2000 AND 1999

----------------------------------------------------------------------------------------------------
                                            NINE-MONTH
                                           PERIOD ENDED                         YEAR ENDED MARCH 31,
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30,  DECEMBER 31,   ------------------------------------------
2002 PURCHASING POWER)                         2001           2001           2000           1999
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period/year...    232,433,217    188,379,429    (62,862,087)    96,006,623
Adjustments to reconcile net income
(loss) to net cash provided by operating
activities:
   Amortization of intangible assets...       3,990,677      5,119,976      3,472,583              -
   Depreciation of property, plant and
   equipment, net of absorption of
   capital surplus on technical
   appraisal...........................     122,591,528    166,423,600    177,912,429    176,637,788
   Depreciation of property investments..       163,644        218,192        218,192        218,188
   Amortization of negative goodwill...     (10,081,957)   (13,442,609)    (9,869,515)             -
   Devaluation of investments transferred
   as dividend.........................               -              -              -     33,653,520
   Equity in the (earnings) losses of
   investee companies, net.............     (40,845,770)   (41,154,989)    23,395,773   (115,776,002)
   Translation of financial statements
   denominated in foreign currencies...      15,811,836     22,483,394    (26,386,535)             -
   Minority interest in earnings of
   consolidated subsidiaries...........      36,067,315     (9,454,221)    25,112,104     17,235,353
   Allowance for doubtful accounts.....      36,534,502     21,322,184     13,019,616      9,023,064
   Allowance for lawsuits and
   contingencies.......................      23,427,884      9,074,380     10,387,020     10,055,431
   Allowance for obsolescence..........       7,943,250     11,088,166     20,476,969      7,953,014
   Contributions to welfare projects and
   non-profit organizations............      (2,152,260)    (2,152,260)    (1,565,280)    (1,369,620)
Decrease (increase) in assets
   Trade receivables...................      61,040,125    (78,792,102)   (89,964,417)   181,177,133
   Inventories.........................    (166,547,653)   (96,624,077)   116,092,908     85,108,341
   Other receivables and other assets...     22,560,125    (29,831,601)   (15,970,149)    26,845,742
   Receivables from investee companies..     18,137,443    (34,898,761)    (4,530,335)    (1,912,905)
   Trust funds--related companies......    (202,387,511)             -              -              -
   Dividends received from investees...      30,801,241     22,869,952     22,869,950     33,716,523
Increase (decrease) in liabilities
   Accounts payable and accrued
   liabilities.........................     129,591,122    168,796,897    (30,352,055)  (142,240,784)
   Taxes, payroll and social security
   payable.............................      15,177,986      8,729,829    (10,463,050)    10,146,339

----------------------------------------------------------------------------------------------------
                                            NINE-MONTH
                                           PERIOD ENDED                         YEAR ENDED MARCH 31,
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30,  DECEMBER 31,   ------------------------------------------
2002 PURCHASING POWER)                         2001           2001           2000           1999
----------------------------------------------------------------------------------------------------
   Other liabilities...................      84,505,631     (7,132,152)   (56,126,933)    38,551,153
   Debt with investee companies........      13,533,914    (34,151,465)    (2,444,558)    43,150,052
   Interest accrued....................      (1,665,213)     3,137,559      2,301,034       (388,041)
   Allowance for lawsuits and
   contingencies.......................      (9,026,876)   (13,905,271)    (6,464,072)    (9,784,489)
                                           ---------------------------------------------------------
Cash provided by operations............     421,604,200    266,104,050     98,259,592    498,006,423
                                           ---------------------------------------------------------
CASH FLOWS FROM INVESTMENT ACTIVITIES
   Purchases of property, plant and
   equipment net of proceeds from sales
   and disposals.......................     (75,581,245)  (231,512,286)   (51,930,940)  (214,178,415)
   Proceeds from sales of shares of
   investees...........................               -              -              -    115,048,080
   Acquisitions of shares in investees...   (33,414,298)  (132,631,524)   (85,091,225)    (2,825,164)
   Investments in information systems...     (6,443,170)   (21,393,727)   (13,682,138)             -
                                           ---------------------------------------------------------
Cash used in investment activities.....    (115,438,713)  (385,537,537)  (150,704,303)  (101,955,499)
                                           ---------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Minority interest in consolidated
   subsidiaries........................     (25,607,799)    19,429,830     (6,541,888)    39,200,109
   Dividends paid......................    (156,528,000)  (293,490,000)   (97,830,000)  (212,878,080)
   Borrowings of bank and financial
   loans...............................     321,405,916    527,063,528    192,721,985              -
   Repayments of bank loans............    (326,822,221)  (145,037,139)  (186,477,400)  (237,102,647)
                                           ---------------------------------------------------------
Cash provided (used) in financing
activities.............................    (187,552,104)   107,966,219    (98,127,303)  (410,780,618)
                                           ---------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS............................     118,613,383    (11,467,268)  (150,572,014)   (14,729,694)
Increase in cash and cash equivalents
provided by business acquisitions......               -              -    165,278,125              -
Cash and cash equivalents at the
beginning of period/year...............      95,510,116    106,977,384     92,271,273    107,000,967
                                           ---------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF
THE PERIOD/YEAR........................     214,123,499     95,510,116    106,977,384     92,271,273
----------------------------------------------------------------------------------------------------

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2001 AND
                 THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30,2002 PURCHASING POWER, UNLESS OTHERWISE
                                    STATED)

NOTE 1--BUSINESS AND FORMATION OF THE COMPANY

Siderca Sociedad Anonima Industrial y Comercial ("Siderca") was formed in 1948 as a corporation (sociedad anonima) under the laws of Argentina and, together with its subsidiaries, is principally engaged in the business of manufacturing and selling steel pipes, primarily for use in the oil and gas industry, as well as other commercial and industrial applications.

The Company lists its shares on the Buenos Aires Stock Exchange. Furthermore, since May 2001 it is registered with the Securities and Exchange Commission
(SEC) and lists ADS (American Depositary Shares) on the New York Stock Exchange
(NYSE) in the United States of America (USA or US).

NOTE 2--BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1. TRANSITION PERIOD

During the shareholders' ordinary and extraordinary meeting of July 24, 2001, a change in the ending date of the fiscal year to December 31 of each calendar year was approved, with the current period presented being a nine-month period (transition period).

2.2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") and include the accounts of Siderca and its majority owned subsidiaries (together the "Company"). All material intercompany balances, transactions and profits have been eliminated in consolidation. Additionally, certain reclassifications and additional disclosures have been included in these consolidated financial statements in order to conform more closely to the form and content required by United States Generally Accepted Accounting Principles ("US GAAP") (see Notes 16 to 19).

These financial statements were originally stated in constant Argentine pesos of December 31, 2001 purchasing power; however, they have been restated in constant Argentine pesos of June 30, 2002 purchasing power, since they will be presented together with other financial information stated in such pesos.

The financial statements as of March 31, 2001, 2000 and 1999 when applicable, are included for comparative purposes as required under the above-mentioned accounting principles. Certain reclassifications have been made to these financial statements for the information to be consistent to the financial statements as of December 31, 2001.

The consolidated financial statements include the accounts of Siderca and the following majority owned subsidiaries:

----------------------------------------------------------------------------------------------------
                                                             NINE-MONTH
                                                            PERIOD ENDED        YEAR ENDED MARCH 31,
                                                            DECEMBER 31,    ------------------------
                                                                2001         2001     2000     1999
                                                            ----------------------------------------
                                                              % OF CAPITAL AND VOTES HELD BY SIDERCA
----------------------------------------------------------------------------------------------------
Algoma Tubes Inc.(1,2)....................................            80       80        -        -
Confab Industrial S.A. and subsidiaries...................            39(3)    39(3)    39(3)     -
Cometarsa S.A.I.C.(4).....................................             -        -      100      100
Metalmecanica S.A. .......................................            73       73       73       73
NKKTUBES K.K.(1)..........................................            51       51        -        -
Scrapservice S.A. ........................................            75       75       75       75
Siat S.A..................................................            82       82       82       70
Siderca Denmark A.p.S.(1).................................           100      100      100        -
Siderca Corporation.......................................             -        -       93       93
Siderca International A.p.S. .............................           100      100      100      100
Sidtam Limited L.L.C. ....................................            51       51       51       51
Socover S.A. .............................................             -        -       99       99
Techint Investments Netherlands B.V. .....................           100      100      100      100
Texas Pipe Threaders Co. .................................           100      100       93       93
----------------------------------------------------------------------------------------------------

(1) Companies created by Siderca.

(2) Formerly Algoma Seamless Tubular, Inc.

(3) The percentage shown in this line corresponds to the participation in capital stock. Siderca owns approximately 99% of the voting shares.

(4) Merger by absorption of Cometarsa S.A.I.C. into Siderca S.A.I.C., effective on October 1, 2000.

2.3. RECOGNITION OF THE EFFECTS OF INFLATION

Pursuant to the requirements of the Comision Nacional de Valores ("CNV") and the restatement methodology established under technical pronouncements issued by the Federacion Argentina de Consejos Profesionales de Ciencias Economicas (Argentine Federation of Professional Councils in Economic Sciences, or "FACPCE"), the Company's financial statements were stated in constant Argentine pesos through August 31, 1995. To account for the effects of inflation in Argentina and in accordance with Argentine GAAP, prior to September 1, 1995, the Company's financial statements were periodically restated based on the changes in the Indice de Precios Mayoristas Nivel General (General Wholesale Price Index, or "WPI"). However, pursuant to resolutions of the CNV, Argentine companies are not permitted to reflect the effects of inflation in their financial statements as of any date or for any period after September 1, 1995.

Under current Argentine GAAP, financial statements are not required to be restated to reflect the effects of inflation for any fiscal year, provided that the change in WPI for such year has not exceeded eight percent. As the annualized change in WPI since August 31, 1995 has been less than eight percent, financial statements prepared in accordance with Argentine GAAP need not be adjusted for inflation after that date. Financial statements that are not restated to reflect the effects of inflation do not include the restatement of non-monetary assets and the net gain or loss (holding gains or losses) on exposure of monetary assets and liabilities to price level changes.

2.4. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Argentine GAAP and the requirements of the CNV and are presented in Argentine pesos ("ARP"). These consolidated financial statements do not include all the additional disclosures required by the SEC or US GAAP.

Argentine GAAP require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, parent company's financial statements are not included. This procedure has been adopted for the convenience of the readers of these financial statements. Additionally, certain exhibits required under Argentine GAAP are not included.

The preparation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

2.5. VALUATION CRITERIA

The principal valuation criteria used in the preparation of the consolidated financial statements are as follows:

(A) FOREIGN CURRENCY ASSETS AND LIABILITIES

At December 31, 2001, in accordance with General Resolution No. 392/02 of the National Securities Commission and Resolution No. 01/02 of the Governing Board of the Professional Counsel of Economic Sciences of the City of Buenos Aires, assets and liabilities in foreign currency included in these financial statements have been valued at the rate of exchange in force on the last date on which foreign exchange transactions were performed in Argentina prior to the end of the fiscal year. For the U.S. dollar, the exchange rate used in the preparation of these financial statements was ARP 1 per USD1 (Note 15).

As of March 31, 2001 and 2000 assets and liabilities denominated in currencies other than the ARP were translated to ARP at year-end exchange rates.

Exchange differences have been charged or credited to income.

(B) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

(C) SHORT-TERM INVESTMENTS

Time deposits have been valued at cost plus accrued interest. The carrying value of these investments approximates fair value.

During the year ended March 31, 2001, the Company decided to sell its unconsolidated investment in Socover S.A. For this reason such investment is included in short-term investments (Note 3(a)).

(D) TRADE RECEIVABLES

Accounts receivables are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(E) INVENTORIES

Inventories are stated at their estimated net replacement cost as of the end of each year, which is not in excess of their net realizable value.

(F) TRUST FUNDS

The Company has placed financial resources abroad within a trust whose objective is to ensure that the financial needs for normal development of its operations are met. The trustee agreement expires on December 31, 2004. Such funds have been valued based upon the trustee's statement at period-end exchange rates and amount to USD103,438,368.

(G) INVESTMENTS IN PROPERTY

Investments in property acquired through August 31, 1995 (Note 2.3.) are presented at restated cost less the corresponding accumulated depreciation. Investments in property acquired subsequent to August 31, 1995 are valued at cost, less accumulated depreciation. Depreciation has been computed by the straight-line method, on the basis of their estimated useful lives.

(H) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment acquired through August 31, 1995 (Note 2.3.) are presented at restated cost, less accumulated depreciation. Property, plant and equipment acquired subsequent to August 31, 1995 are valued at cost, less accumulated depreciation. In addition, the cost of certain assets was revalued based on a technical appraisal carried out as of March 31, 1985, with subsequent inflation restatements through August 31, 1995.

Depreciation commences at the time the asset is placed in service and is computed on a straight-line basis over the estimated useful lives of the assets which generally range from 5 to 50 years.

The absorption of capital surplus on technical appraisal of property, plant and equipment corresponding to the annual depreciation of related assets is included as a reduction of "Cost of sales" in the accompanying consolidated statement of operations.

Management considers that there has been no impairment in the carrying value of property, plant and equipment.

(I) LONG-TERM INVESTMENTS

Generally, investments in which the Company has direct or indirect voting ownership interests between 20% and 50% are accounted for under the equity method. Equity method investments are adjusted to recognize the Company's proportional share of the investee's income or loss. As of March 31, 2001 and 2000, Siderca held 10.71% of the capital stock of Siderar S.A.I.C. (Siderar) until November 27, 2001 when these shares were distributed to the Company's shareholders as dividend in kind (Note 8 (c)). That investment was also accounted for under the equity method since Siderca's principal shareholders have additional ownership in Siderar that represented a majority of control. Investments in which the Company has voting ownership interest below 20% are recorded at cost.

The accounting criteria applied by most equity investees are similar to those used by Siderca. Where the accounting criteria differ, corresponding adjustments have been made.

Financial statements which are prepared in currencies other than the Argentine peso have been translated into Argentine pesos using the year-end exchange rates. Translation differences are included in the consolidated statement of operations in the year in which they occur.

Management considers that there has been no impairment in the carrying value of the Company's investments.

(J) INTANGIBLE ASSETS

Information systems:

Investments related to the development, acquisition and implementation of information systems, mainly for the administration, finance and commercial areas, are amortized on a straight-line basis over a period of three years.

Licenses and patents:

The above corresponds to the agreements relating to technology transfer applied to the manufacturing of steel and seamless steel tubes with the respective licenses covering such technology.

These assets are valued at cost and are amortized on a straight-line basis over the 15 years for which they have been granted.

Management considers that there has been no impairment in the carrying value of intangible assets.

(K) PAYROLL AND SOCIAL SECURITY

Since August 1, 1995, the Company has maintained a retirement benefit plan for certain officers. Since that date, the resulting obligation is being accrued during the remaining years of employment of the participants. Additionally, the resulting liability is reflected as non-current "Payroll and social security" in the accompanying consolidated balance sheets.

(L) EMPLOYEE SEVERANCE INDEMNITIES

Employee severance indemnities have generally resulted from voluntary and involuntary terminations resulting from periodic restructuring programs. Such expenses are recorded when restructuring plans are approved by the Company's management. Employee severance indemnities arising in the event of involuntary terminations not included in such plans are expensed when paid.

(M) INCOME TAX

Income tax is recorded on the basis of the estimated tax liability for each fiscal year. The Argentine income tax rate applicable to the nine-month period ended December 31, 2001 and the years ended March 31, 2001, 2000 and 1999 is 35% of taxable income, calculated pursuant to the procedures set forth by applicable tax provisions.

The income tax expense of the Company's consolidated subsidiaries and equity investees is calculated based on the income tax rates in force in the countries in which they are domiciled.

(N) TAX ON MINIMUM NOTIONAL INCOME

Beginning in 1999, Argentine law provides for a tax on minimum notional income in the event a corporation reports a loss for tax purposes. The tax amount is calculated as 1% of total assets valued in accordance with tax regulations, and related tax payments may be applied to tax liabilities arising from future taxable income during a ten year carryforward period (Note 3 (e)). As of December 31, 2001, the total of tax credits for minimum notional income generated in prior periods was applied towards payment of income tax for the period.

(O) NEGATIVE GOODWILL

The excess of the book value (which approximates fair value) of net assets of business acquisitions over the purchase price is treated as negative goodwill and may be used to offset losses, adjust the carrying value of assets, or recorded as income, depending on the circumstances of a given acquisition.

Other liabilities as of December 31, 2001 include negative goodwill in connection with the acquisition of an additional 2.56% shares of TAMSA (Note 12
(a)), which will be amortized on a straight-line basis over a period of three years. Other liabilities as of December 31, 2001, March 31, 2001 and 2000 include negative goodwill in connection with the acquisition of Confab Industrial S.A. which is being amortized on a straight-line basis over a period of three years (Note 12 (c)).

Amortization is recorded as an element of income and is included in "Other income and expenses, net" in the accompanying consolidated statement of operations.

(P) SHAREHOLDERS' EQUITY

These accounts were restated on a constant Argentine peso basis through August 31, 1995 (Note 2.3.).

(Q) REVENUE RECOGNITION

Revenues are recognized on an accrual basis upon delivery to customers and related party resellers, to the extent that contractual terms result in the passage of title. The Company's sales are presented net of turnover tax. Additionally, the Argentine government reimburses manufacturers for certain taxes included in the cost of exported products. The Company's revenues include the amounts of such reimbursements.

(R) SPECIAL MAINTENANCE EXPENSES AND MAJOR OVERHAUL OF BLAST FURNACES

Ordinary maintenance expenses are recorded as cost of products sold in the period in which they are incurred.

Special maintenance expenses are incurred to maintain the production capacity of the industrial facilities, and are accrued over the course of each year. Major overhaul and refracting expenses are capitalized as property, plant and equipment and depreciated over the useful life.

(S) FINANCIAL HEDGES

The Company regularly enters into financial hedges to limit the fluctuations in the rate of exchange of currencies other than the US dollar. The results generated by these operations are recognized and disclosed over the term of the corresponding contracts.

2.6. DATE OF FINANCIAL STATEMENTS OF SUBSIDIARY AND INVESTEE COMPANIES

As from the current year, investments in subsidiary and investee companies have been valued at their equity value and/or have been consolidated utilizing the corresponding financial statements of those companies at the Company's December 31, 2001 year-end. Previously, the equity value and/or consolidation of such companies utilized their financial statements dating back three months; therefore, the balances at March 31, 2001, 2000 and 1999 have been restated in order to disclose the accounting information on consistent bases.

The effect of such adjustments through March 31, 2001 was an increase in assets of ARP21,748,546 and a charge against earnings the years ended March 31, 2001, 2000 and 1999 of ARP(2,684,040), ARP25,812,539 and ARP(36,027,909),
respectively.

2.7. EARNINGS PER SHARE

Earnings per share are calculated on the basis of weighted average shares outstanding during the nine-month period ended December 31, 2001 and the years ended March 31, 2001, 2000 and 1999.

NOTE 3--COMPONENTS OF CERTAIN CONSOLIDATED BALANCE SHEET AND CONSOLIDATED STATEMENT OF OPERATIONS ACCOUNTS

--------------------------------------------------------------------------------------------
                                                                                   MARCH 31,
                                                DECEMBER 31,   -----------------------------
                                                        2001            2001            2000
--------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a) Short-term investments
      Time deposits..........................    104,844,353      14,574,641      75,188,310
      Time deposits-related companies........     19,546,731       6,229,570      13,100,269
      Shares of investee (Note 2.5.(c))......              -         232,710               -
                                               ---------------------------------------------
                                                 124,391,084      21,036,921      88,288,579
                                               ---------------------------------------------
(b) Trade receivables
      Current accounts.......................    320,988,068     319,491,997     318,573,215
      Notes receivable.......................     63,344,479      89,065,027      91,518,981
      Government export incentives...........     20,158,044      13,900,019       7,970,551
      Investee companies.....................     46,016,904      64,154,347      29,255,586
      Related companies......................    128,157,057     172,596,266     105,248,947
                                                 578,664,552     659,207,656     552,567,280
      Allowance for doubtful accounts (Note 5
        (a)).................................    (22,556,976)    (15,436,907)    (13,466,401)
                                               ---------------------------------------------
                                                 556,107,576     643,770,749     539,100,879
                                               ---------------------------------------------

--------------------------------------------------------------------------------------------
                                                                                   MARCH 31,
                                                DECEMBER 31,   -----------------------------
                                                        2001            2001            2000
--------------------------------------------------------------------------------------------
(c) Other receivables
      Employee advances and loans............      9,109,474      10,239,665       6,120,957
      Prepaid taxes..........................     37,571,874      25,187,447      53,710,803
      V.A.T. tax credits.....................     25,264,026      23,168,189       7,506,991
      Investee companies.....................      6,625,938      18,095,930      10,779,819
      Related companies......................      3,590,103      10,506,195       2,286,547
      Government entities....................      8,903,859      38,094,055      35,408,956
      Other advances.........................     10,195,710       6,059,389       4,247,957
      Reimbursements and other services
        receivable...........................     13,402,499      10,377,951      12,796,311
      Miscellaneous..........................     25,559,881       4,470,716       2,861,438
                                               ---------------------------------------------
                                                 140,223,364     146,199,537     135,719,779
      Allowance for doubtful accounts (Note 5
        (a)).................................    (12,261,668)    (14,871,129)     (3,898,070)
                                               ---------------------------------------------
                                                 127,961,696     131,328,408     131,821,709
                                               ---------------------------------------------
(d) Inventories
      Finished goods.........................    242,386,778     219,325,658     135,905,939
      Goods in process.......................    107,666,591      61,543,552      54,796,651
      Raw materials..........................    146,068,138      78,071,461      83,006,910
      Supplies...............................     75,368,870      76,329,130      87,904,100
      Goods in transit.......................     35,404,204      24,214,541      13,880,455
      Advances to suppliers..................     27,711,601      14,871,745      12,078,497
                                               ---------------------------------------------
                                                 634,606,182     474,356,087     387,572,552
      Allowance for inventory obsolescence
      (Note 5 (b))...........................    (33,335,641)    (31,689,949)    (30,442,325)
                                               ---------------------------------------------
                                                 601,270,541     442,666,138     357,130,227
                                               ---------------------------------------------

--------------------------------------------------------------------------------------------
                                                                                   MARCH 31,
                                                DECEMBER 31,   -----------------------------
                                                        2001            2001            2000
--------------------------------------------------------------------------------------------
NON-CURRENT ASSETS
(e) Other receivables
      Tax on minimum notional income and
      other tax credits......................      4,318,956      51,616,918      54,907,326
      Employee advances and loans............     17,895,208      19,734,968      20,410,020
      Investee companies.....................      1,545,608       1,395,977       3,958,536
      Related companies......................              -         392,924               -
      Government entities....................     32,661,743               -       8,079,885
      Loans..................................     12,372,926      14,759,053      16,131,834
      Miscellaneous..........................     12,111,204       9,474,944       5,818,124
                                               ---------------------------------------------
                                                  80,905,645      97,374,784     109,305,725
      Allowances for doubtful accounts (Note
        5 (a))...............................    (41,462,933)    (17,951,009)    (19,620,685)
                                               ---------------------------------------------
                                                  39,442,712      79,423,775      89,685,040
                                               ---------------------------------------------
(f) Long-term investments
   Deposits with insurance companies and
   other investments.........................     21,929,829      25,382,133      19,644,641
   Trust funds--related companies............    202,387,511               -               -
   Property and other investments............     25,716,920      29,689,507       7,894,198
   Investments in companies accounted for
   under the equity method (Note 11 (a)).....  1,086,960,851   1,144,050,191     979,351,586
   Investments in companies accounted for
   under the cost method (Note 11 (b)).......      1,422,603       2,083,460       4,300,129
                                               ---------------------------------------------
                                               1,338,417,714   1,201,205,291   1,011,190,554
                                               ---------------------------------------------
(g) Intangible assets
   Information system projects...............     19,482,654      17,596,222       8,534,706
   Licenses and patents......................     13,044,001      13,044,001               -
   Accumulated amortization..................    (12,566,950)     (8,592,560)     (3,472,583)
                                               ---------------------------------------------
                                                  19,959,705      22,047,663       5,062,123
   Information system projects in progress...      8,976,092       4,435,642       5,147,431
                                               ---------------------------------------------
                                                  28,935,797      26,483,305      10,209,554
                                               ---------------------------------------------

--------------------------------------------------------------------------------------------
                                                                                   MARCH 31,
                                                DECEMBER 31,   -----------------------------
                                                        2001            2001            2000
--------------------------------------------------------------------------------------------
CURRENT LIABILITIES
(h) Accounts payable
   Trade payable.............................    344,187,283     232,262,001     122,240,986
   Notes payables............................        128,873          74,235       6,082,457
   Investee companies........................     51,824,276      38,290,363      54,704,624
   Related companies.........................     61,908,413      35,845,990      17,737,203
                                               ---------------------------------------------
                                                 458,048,845     306,472,589     200,765,270
                                               ---------------------------------------------
(i) Taxes, payroll and social security
  payable
   Payroll and social security...............     24,847,677      33,532,927      23,228,440
   Taxes payable.............................     53,258,668      30,216,668      37,016,622
                                               ---------------------------------------------
                                                  78,106,345      63,749,595      60,245,062
                                               ---------------------------------------------
(j) Other liabilities
   Customers' advances.......................    113,087,989      28,809,643      48,174,478
   Investee companies........................        582,247               -               -
   Voluntary redundancy program..............      8,156,670       7,479,624      11,112,222
   Miscellaneous.............................     22,905,525      20,874,224         461,053
                                               ---------------------------------------------
                                                 144,732,431      57,163,491      59,747,753
                                               ---------------------------------------------
NON-CURRENT LIABILITIES
(k) Accounts payable
      Notes payable..........................     20,486,893      28,938,114               -
                                               ---------------------------------------------
(l) Other liabilities
      Confab Industrial S.A.--Negative
         goodwill............................      6,721,306      16,803,263      30,245,872
      Tubos de Acero de Mexico S.A.--Negative
      goodwill...............................     17,004,873               -               -
      Retirement Benefit Plan payable........      8,203,430      10,183,029       5,027,660
                                               ---------------------------------------------
                                                  31,929,609      26,986,292      35,273,532
--------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                      NINE-MONTH
                                    PERIOD ENDED                            YEAR ENDED MARCH 31,
                                    DECEMBER 31,   ---------------------------------------------
                                            2001            2001            2000            1999
------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF
  OPERATIONS
(m) Net sales
      Gross sales................  2,243,630,919   1,945,942,936   1,587,453,406   2,043,974,174
      Tax reimbursements on
      exports....................     66,960,125      74,587,658      40,797,458      60,051,468
      Turnover tax...............    (51,056,360)    (45,209,869)    (16,373,091)     (3,976,699)
                                   -------------------------------------------------------------
                                   2,259,534,684   1,975,320,725   1,611,877,773   2,100,048,943
                                   -------------------------------------------------------------
(n) Financial income (expenses)
    and holding gains (losses),
    net
      - On assets
         Interest................     13,290,258      20,698,854      32,128,765      26,615,959
         Exchange rate (losses)
         earnings and results
         from conversion, net....    (15,195,824)    (24,675,812)     25,906,668         (97,758)
         Holding gains (losses)
         on inventories..........      1,457,794         355,148     (12,235,807)    (11,724,025)
         Other...................     (1,300,732)       (786,850)        348,808       1,847,109
                                   -------------------------------------------------------------
                                      (1,748,504)     (4,408,660)     46,148,434      16,641,285
                                   -------------------------------------------------------------
      - On liabilities
         Interest................    (19,600,264)    (15,486,691)    (15,187,988)    (21,075,730)
         Exchange rate (losses)
         earnings, net...........    (15,938,865)    (11,759,000)       (999,920)     (2,275,804)
         Taxes, tariffs and
         contributions...........     (2,709,461)       (695,610)        (13,994)        668,592
         Commissions and bank
         expenses................     (3,402,719)     (2,649,618)     (1,077,658)       (499,258)
         Other...................      6,135,746      (2,414,544)     (3,607,499)     (3,251,173)
                                   -------------------------------------------------------------
                                     (35,515,563)    (33,005,463)    (20,887,059)    (26,433,373)
                                   -------------------------------------------------------------
                                     (37,264,067)    (37,414,123)     25,261,375      (9,792,088)
                                   -------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                      NINE-MONTH
                                    PERIOD ENDED                            YEAR ENDED MARCH 31,
                                    DECEMBER 31,   ---------------------------------------------
                                            2001            2001            2000            1999
------------------------------------------------------------------------------------------------
TRANSACTIONS WITH INVESTEE AND
  RELATED COMPANIES
(o) Transactions with investee
    companies
      Revenues
         Sales and various
         services provided.......    100,328,983     133,532,626     109,856,052     159,130,947
         Interest and
            commissions..........       (911,034)        (99,808)         59,578         827,219
                                   -------------------------------------------------------------
                                      99,417,949     133,432,818     109,915,630     159,958,166
                                   -------------------------------------------------------------
      Purchases and expenses
         Supplies................    116,353,484     134,807,048     256,415,257     454,453,692
         Services................      2,202,646       6,226,443       6,266,184       9,278,465
                                   -------------------------------------------------------------
                                     118,556,130     141,033,491     262,681,441     463,732,157
                                   -------------------------------------------------------------
(p) Transactions with related
    companies
      Revenues
         Sales and various
         services provided.......    483,015,384     378,487,840     151,444,471     113,752,913
                                   -------------------------------------------------------------
         Contributions to welfare
         projects and non-profit
         organizations...........     (2,152,260)     (2,152,260)     (1,565,280)     (1,369,620)
                                   -------------------------------------------------------------
         Trust funds interests...        270,731               -               -               -
                                   -------------------------------------------------------------
Purchases and expenses
   Supplies......................      4,489,174       9,776,715      14,663,375      11,022,195
   Property, plant and
      equipment..................     22,810,017      36,059,162      28,680,344      50,911,386
   Services and others...........    100,741,863      84,025,256      62,385,886      62,541,889
                                   -------------------------------------------------------------
                                     128,041,054     129,861,133     105,729,605     124,475,470
------------------------------------------------------------------------------------------------

NOTE 4--PROPERTY, PLANT AND EQUIPMENT

----------------------------------------------------------------------------------------------
                                                                             DECEMBER 31, 2001
                                --------------------------------------------------------------
                                     ORIGINAL     ACCUMULATED             NET        ESTIMATED
                                        VALUE    DEPRECIATION      BOOK VALUE      USEFUL LIFE
----------------------------------------------------------------------------------------------
Land, buildings and
improvements..................    156,362,446      51,610,790     104,751,656   30 to 50 years
Plant and production
  equipment...................  5,539,540,858   4,220,776,023   1,318,764,835   10 to 15 years
Vehicles, furniture and
  fixtures....................    137,780,880     119,388,848      18,392,032          5 years
Work in progress..............     60,359,181               -      60,359,181                -
Machinery and equipment in
transit.......................      4,528,688               -       4,528,688                -
Spare parts and equipment.....      2,749,017       1,396,834       1,352,183                -
Advances to suppliers.........      2,125,036               -       2,125,036                -
                                ---------------------------------------------
Total.........................  5,903,446,106   4,393,172,495   1,510,273,611
----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                                                 MARCH 31, 2001
                                ---------------------------------------------------------------
                                   ORIGINAL       ACCUMULATED         NET          ESTIMATED
                                    VALUE        DEPRECIATION     BOOK VALUE      USEFUL LIFE
-----------------------------------------------------------------------------------------------
Land, buildings and
improvements..................    161,506,619       51,525,155     109,981,464   30 to 50 years
Plant and production
  equipment...................  5,487,306,328    4,096,700,578   1,390,605,750   10 to 15 years
Vehicles, furniture and
  fixtures....................    134,546,333      115,366,632      19,179,701          5 years
Work in progress..............     57,273,478                -      57,273,478                -
Machinery and equipment in
transit.......................        542,745                -         542,745                -
Spare parts and equipment.....      6,358,692          825,680       5,533,012                -
Advances to suppliers.........      4,010,363                -       4,010,363                -
                                ----------------------------------------------
Total.........................  5,851,544,558    4,264,418,045   1,587,126,513
-----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                                                MARCH 31, 2000
                                --------------------------------------------------------------
                                  ORIGINAL       ACCUMULATED         NET          ESTIMATED
                                    VALUE       DEPRECIATION     BOOK VALUE      USEFUL LIFE
----------------------------------------------------------------------------------------------
Land, buildings and
improvements..................    186,624,087      54,036,150     132,587,937   30 to 50 years
Plant and production
  equipment...................  5,291,156,681   3,950,333,466   1,340,823,215   10 to 15 years
Vehicles, furniture and
  fixtures....................    131,699,118     113,599,871      18,099,247          5 years
Work in progress..............     54,190,606               -      54,190,606                -
Machinery and equipment in
transit.......................        636,040               -         636,040                -
Spare parts and equipment.....     11,649,456               -      11,649,456                -
Advances to suppliers.........      5,242,430               -       5,242,430                -
                                ---------------------------------------------
Total.........................  5,681,198,418   4,117,969,487   1,563,228,931
----------------------------------------------------------------------------------------------

Depreciation expense amounted to ARP136,622,311, ARP185,131,310, ARP196,620,139 and ARP195,345,498 for the nine-month period ended December 31, 2001 and for the years ended March 31, 2001, 2000 and 1999, respectively.

NOTE 5--ALLOWANCES AND CERTAIN PROVISIONS

(A) ALLOWANCE FOR DOUBTFUL ACCOUNTS

---------------------------------------------------------------------------------------------
                                                      NINE-MONTH
                                                     PERIOD ENDED        YEAR ENDED MARCH 31,
                                                     DECEMBER 31,   -------------------------
                                                         2001          2001          2000
---------------------------------------------------------------------------------------------
Trade receivables
Balance at the beginning of the year...............  (15,436,907)   (13,466,401)   (9,127,336)
Increase...........................................   (8,485,606)   (10,349,125)   (9,941,757)
Increase recorded in connection with business
acquisitions.......................................            -              -    (1,282,502)
Write-off against related receivable balance.......    1,365,537      8,378,619     6,885,194
                                                     ----------------------------------------
Balance at the end of the period/year..............  (22,556,976)   (15,436,907)  (13,466,401)
                                                     ----------------------------------------
Other receivables
Balance at the beginning of the year...............  (14,871,129)    (3,898,070)   (4,287,490)
Increase...........................................     (229,730)   (10,973,059)   (1,453,697)
Write-off against related receivable balance.......    2,839,191              -     1,843,117
                                                     ----------------------------------------
Balance at the end of the period/year..............  (12,261,668)   (14,871,129)   (3,898,070)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                      NINE-MONTH
                                                     PERIOD ENDED        YEAR ENDED MARCH 31,
                                                     DECEMBER 31,   -------------------------
                                                         2001          2001          2000
---------------------------------------------------------------------------------------------
Other non-current receivables
Balance at the beginning of the year...............  (17,951,009)   (19,620,685)            -
Increase...........................................  (26,414,100)             -    (1,624,162)
Increase recorded in connection with business
acquisitions.......................................            -              -   (19,526,584)
Write-off against related receivable balance.......    2,902,176      1,669,676     1,530,061
                                                     ----------------------------------------
Balance at the end of the period/year..............  (41,462,933)   (17,951,009)  (19,620,685)
---------------------------------------------------------------------------------------------

(B) ALLOWANCE FOR INVENTORY OBSOLESCENCE

---------------------------------------------------------------------------------------------
                                                      NINE-MONTH
                                                     PERIOD ENDED        YEAR ENDED MARCH 31,
                                                     DECEMBER 31,   -------------------------
                                                         2001          2001          2000
---------------------------------------------------------------------------------------------
Balance at the beginning of the year...............  (31,689,949)   (30,442,325)  (22,237,898)
Increase...........................................   (7,943,250)   (11,088,166)  (20,476,969)
Increase recorded in connection with business
acquisitions.......................................            -              -    (1,757,549)
Write-off against inventories......................    6,297,558      9,840,542    14,030,091
                                                     ----------------------------------------
Balance at the end of the period/year..............  (33,335,641)   (31,689,949)  (30,442,325)
---------------------------------------------------------------------------------------------

(C) PROVISION FOR LAWSUITS AND CONTINGENCIES

---------------------------------------------------------------------------------------------
                                                      NINE-MONTH
                                                     PERIOD ENDED        YEAR ENDED MARCH 31,
                                                     DECEMBER 31,   -------------------------
                                                         2001          2001          2000
---------------------------------------------------------------------------------------------
Balance at the beginning of the year...............   46,085,557     50,916,447    33,169,958
Increase...........................................   23,427,884      9,074,380    10,387,020
Increase recorded in connection with business
acquisitions.......................................            -              -    13,823,541
Decrease...........................................   (9,026,876)   (13,905,270)   (6,464,072)
                                                     ----------------------------------------
Balance at the end of the period/year..............   60,486,565     46,085,557    50,916,447
---------------------------------------------------------------------------------------------

NOTE 6--SHORT-TERM FINANCIAL DEBT

Short-term financial debt at December 31, 2001 and March 31, 2001 and 2000 is comprised primarily of unsecured borrowing arrangements with banks and financial institutions consisting in commercial loans and overdraft facilities. Short-term financial debt is mainly denominated in Yen (" Y ") and United States dollars ("USD"). Of the outstanding balance at December 31, 2001 and March 31, 2001 and 2000, ARP199,455,301, ARP434,933,890 and ARP127,911,215, respectively, matured within 91 days, and ARP256,337,031, ARP15,853,723 and ARP37,570,752, respectively, matured between 92 and 365 days. The weighted average interest rates are 3.8%, 7.3% and 7.4% at December 31, 2001 and March 31, 2001 and 2000, respectively.

NOTE 7--LONG-TERM FINANCIAL DEBT

-----------------------------------------------------------------------------------------------------
                                          NOMINAL AMOUNTS ARP    WEIGHTED AVERAGE INTEREST RATES (%)
                       --------------------------------------   -------------------------------------
                                             MARCH 31,                                 MARCH 31,
                       DECEMBER 31,   -----------------------    DECEMBER 31,      ------------------
                           2001          2001         2000           2001           2001       2000
-----------------------------------------------------------------------------------------------------
Bank debt............   96,388,569    108,474,806   8,616,504            4.4%       2.0%       8.5%
-----------------------------------------------------------------------------------------------------

Maturity of principal amounts of the above bank debt as of December 31, 2001 is as follows:

------------------------------------------------------------------------
PERIOD BETWEEN JANUARY 1, AND DECEMBER 31,                       ARP
------------------------------------------------------------------------
2003........................................................  34,589,151
2004........................................................  18,962,174
2005........................................................   8,442,369
2006........................................................   8,106,900
2007........................................................   8,001,633
2008........................................................   6,138,204
2009........................................................   6,074,069
2010........................................................   6,074,069
                                                              ----------
Total.......................................................  96,388,569
------------------------------------------------------------------------

NOTE 8--SHAREHOLDERS' EQUITY ACCOUNTS

(A) CAPITAL STOCK

At December 31, 2001 and March 31, 2001 and 2000, authorized capital stock consisted of 1,000,000,000 common shares, of ARP1 par value and one vote each, issued and outstanding, all of which is fully subscribed, paid-in and registered.

The latest capital increase of ARP132,655,748 approved by the Shareholders' Ordinary Meeting held on July 7, 1997, was registered at the Public Registry of Commerce on August 14, 1997.

At the date of issuance these financial statements, approximately 71.2% of Siderca's stock is owned by two other members of the Techint Consolidated Group of Companies, Sidertubes S.A. and Santa Maria S.A.I.F. The remaining 28.8% is publicly held.

(B) ADJUSTMENT TO CAPITAL

Adjustment to capital resulted from inflation adjustments prior to August 31, 1995, and may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts can not be distributed in the form of cash dividends.

(C) DIVIDENDS

At the shareholders' meeting held on June 29, 1998, the shareholders approved the payment of a cash dividend amounting to ARP97,830,000, equivalent to ARP0.09 per share. In addition, the shareholders authorized the allocation of ARP507,917,275 to the reserve for future dividends.

At the Board Meeting held on February 18, 1999, it was voted to declare a dividend in the form of shares of Siderar equivalent to 11.51% of Siderar's capital stock. Siderca's basis in such shares, which have been accounted for under the equity method (Note 2.5.(i)), aggregated ARP148,701,600. The difference between that value and the market price, which at the date of the distribution was ARP115,048,080, was charged to other income and expenses, net (Note 14).

At the ordinary shareholders' meeting held on July 1, 1999, the shareholders approved the payment of cash dividends amounting to ARP97,830,000, equivalent to ARP0.05 per share. In addition, shareholders authorized the allocation of retained earnings to the reserve for future dividends in the amount of ARP60,120,521.

At the ordinary shareholders' meeting held on July 18, 2000, the shareholders approved the payment of cash dividends amounting to ARP97,830,000, equivalent to ARP0.05 per share.

At the Board Meeting held on December 20, 2000, the Board approved the payment of cash dividends amounting to ARP195,660,000, equivalent to ARP0.10 per share, to be charged against the reserve for future dividends.

At the shareholders' ordinary meeting held on July 24, 2001, the shareholders approved the payment of cash dividends amounting to ARP97,830,000, equivalent to ARP0.05 per share. In addition, the shareholders authorized the appropriation of retained earnings to reserve for future dividends in the amount of ARP81,528,035.

In accordance with the resolution of the Board of Directors' meeting of November 27, 2001, the Board approved the payment of cash dividends amounting to ARP58,698,000, equivalent to ARP0.06 per share, appropriated from the reserve for future dividends. Additionally, the Company distributed a dividend of shares of Siderar, representing its total share holding in that company. The proportional equity value at date of distribution increased to ARP119,297,609, being absorbed by the reserve for future dividends.

(D) RESERVE FOR FUTURE DIVIDENDS

The reserve for future dividends may be used with no restrictions at the discretion of the Board of Directors.

(E) CAPITAL SURPLUS ON TECHNICAL APPRAISAL

Property, plant and equipment have been stated at values resulting from a technical appraisal made by independent qualified professionals as at March 31, 1985, restated to August 31, 1995 (Note 2.3.). The difference between the appraised value and restated residual cost was included under a special reserve in shareholders' equity "Capital surplus on technical appraisal". This reserve is credited to income offsetting the greater depreciation resulting from the appraised value of assets.

NOTE 9--RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law and the Company's by-laws, 5% of the Company's annual net income must be transferred to the Company's legal reserve, until such reserve reaches 20% of the capital stock and adjustments to capital.

NOTE 10--COMMITMENTS AND CONTINGENCIES

(A) LITIGATION

The Company is involved in litigation arising from time to time in the ordinary course of business. Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded reserves (Note 5(c)) that would be material to the Company's consolidated financial position or results of operations.

(B) CLAIMS AGAINST DALMINE

In June 1998, British Steel plc ("British Steel") and Dalmine were sued by a consortium led by BHP Petroleum Ltd. ("BHP") before the Commercial Court of the High Court of Justice Queen's Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A., supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to 300,000 British pounds, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP's product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court's judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP will be determined in a separate proceeding. Dalmine's petition to the trial court for leave to appeal its judgment was denied, and Dalmine now intends to petition the court of appeals for leave to appeal the trial court's judgment.

BHP has indicated in court proceedings that it will seek damages of approximately 35 million British pounds to cover the cost of replacing the pipeline. In addition, although neither party has yet presented evidence with respect to these damages, BHP has indicated that it will also seek damages of approximately 39 million British pounds to cover investigation and related costs and approximately 140 million British pounds to cover the cost of deferred revenues assessed by reference to the prevailing oil price at the day of judgment. Subsequent to the court's recent judgment in favor of BHP on the issue of liability, BHP has petitioned the court for an interim judgment of damages in the amount of approximately 37 million British pounds to cover the cost of replacing the pipeline, and the court is expected to rule on this petition in the next several weeks.

On June 28, 2002, Dalmine reported that a provision in the amount of Euro 45 million was created in its results for 2001 to account for potential losses as a result of BHP's lawsuit, which had a substantial adverse effect on its earnings for the year. The amount of this provision relates mostly to BHP's claim for direct damages of approximately 35 million British pounds incurred to replace the damaged pipeline. The impact of the situation above mentioned on Siderca's consolidated financial statements as of December 31, 2001 amounts ARP 23 million, net of tax effect.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands BV ("Tenet")--the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized--believes that, under the Dalmine privatization contract, Tenet should be entitled to recover from Fintecna S.p.A. ("Fintecna") on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Tenet has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of Euro 13 million. Tenet disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP's lawsuit against Dalmine. Dalmine intends to petition the arbitration panel to resume the proceedings in the near future in light of the trial court's recent judgment of liability in favor of BHP.

(C) TURBINES DELIVERED TO ENTE BINACIONAL YACIRETA (EBY) PENDING FINAL
ACCEPTANCE

One of Siderca's subsidiaries, Cometarsa S.A.I.C., has a 25% interest in a currently dormant joint venture which was a subcontractor for the construction of 7 turbines purchased by EBY. The joint venture's product was manufactured based on designs by the Voith/DEW consortium, which was the contractor for the remaining 13 turbines. As some of the turbines provided to EBY by the Voith/DEW consortium have encountered operational problems, the EBY has not granted its final acceptance for the turbines. The joint venture collected the amounts due under the construction contract.

Based on the circumstances, including the nature of the joint venture's participation in the project, the Company does not believe that it will suffer a claim or other financial damage that would be material to its consolidated financial position or results of operations.

(D) CONTINGENCIES

At December 31, 2001 and March 31, 2001 and 2000, the Company had the following contingent liabilities:

---------------------------------------------------------------------------------------------
                                                                             MARCH 31,
                                                        DECEMBER 31,   ----------------------
                                                            2001         2001         2000
---------------------------------------------------------------------------------------------
Third party assets held in custody by the Company.....     7,552,672   1,003,182    3,320,427
Documents discounted..................................     2,367,678   2,367,678    3,503,369
Deposits guarantee....................................     9,783,000   9,783,000   22,737,390
Guarantees granted to third parties...................             -           -    6,451,018
---------------------------------------------------------------------------------------------

(E) TAX CLAIM

Siderca was notified by the Tax Bureau that it considers that the taxable income of Siderca for the fiscal years 1995 and 1997 was understated in the amount of ARP 154.4 million and that additional taxes and charges due in respect thereof amount to ARP89.2 million as of March 31, 2002. Siderca believes, based on the advice of its tax advisers, that the amounts in question (which relates to the conversion of tax write-offs into debt consolidation bonds) were not taxable and that no reserve is necessary. Siderca intends to appeal the notice.

NOTE 11--LONG-TERM INVESTMENTS

(A) INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

---------------------------------------------------------------------------------------------------------------------------
                                                                                                                  MARCH 31,
                                                                -----------------------------------------------------------
                                            DECEMBER 31, 2001                            2001                          2000
                                -------------------------------------------------------------------------------------------
                                PARTICIPATION                   PARTICIPATION                   PARTICIPATION
                                  IN VOTING                       IN VOTING                       IN VOTING
                                    STOCK        INVESTMENT         STOCK        INVESTMENT         STOCK       INVESTMENT
---------------------------------------------------------------------------------------------------------------------------
                                      %                               %                               %
---------------------------------------------------------------------------------------------------------------------------
COMPANY
Dalmine.......................          47.00     201,579,644           47.00     199,527,772           47.00   201,485,334
Metalcentro S.A...............          48.00       7,252,561           48.00      10,620,867           47.88     6,098,059
Siderar.......................              -               -           10.71     127,542,757           10.71   131,813,884
Tubos de Acero de Mexico S.A.
(TAMSA).......................          43.83     865,474,868           41.27     798,476,170           33.99   635,156,025
Condusid C.A. ................          20.00       7,648,099           20.00       5,586,956           20.00     4,768,694
Tenaris Connections Limited...          33.33       4,951,583           33.33       2,164,761           33.00        29,590
Lomond Holdings B.V.
(Lomond)......................          25.00          45,102           33.33         115,619               -             -
Information System and
Technologies B.V. ............          25.00           8,994           28.00          15,289               -             -
                                                -------------                   -------------                   -----------
                                                1,086,960,851                   1,144,050,191                   979,351,586
---------------------------------------------------------------------------------------------------------------------------

(B) INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE COST METHOD

                                                                              MARCH 31,
                                                         DECEMBER 31,   ---------------------
                                                             2001         2001        2000
---------------------------------------------------------------------------------------------
COMPANY
Other companies........................................     1,422,603   2,083,460   4,300,129
---------------------------------------------------------------------------------------------

(C) EQUITY IN EARNINGS (LOSSES) OF INVESTEE COMPANIES, NET

------------------------------------------------------------------------------------------------
                                             NINE-MONTH
                                           PERIOD ENDED                     YEAR ENDED MARCH 31,
                                           DECEMBER 31,   --------------------------------------
                                                   2001      2001         2000          1999
------------------------------------------------------------------------------------------------
Dalmine..................................     2,051,870    2,396,197   (52,397,439)   28,831,376
TAMSA....................................    39,688,128   34,522,333     6,641,436    98,094,398
Metalcentro S.A. ........................     3,205,870    4,609,215       584,949       842,952
Socover S.A. ............................             -      186,605             -             -
Tenaris Connections Limited..............     2,786,823    1,229,993             -             -
Siderar..................................    (8,245,150)     597,741    (4,579,769)   26,273,103
Condusid C.A. ...........................     2,061,143    1,482,089       554,145    (2,237,918)
Information Systems and Technologies
  N.V. ..................................        (6,294)           -             -             -
Lomond Holding B.V. .....................       (35,763)           -             -             -
Other companies..........................      (660,857)  (1,185,144)      (11,634)            -
Confab Tubos S.A.--Dividend..............             -            -     5,464,735             -
Effect of accounting change (Note
  2.6.)..................................             -   (2,684,040)   25,812,539   (36,027,909)
                                           -----------------------------------------------------
                                             40,845,770   41,154,989   (17,931,038)  115,776,002
------------------------------------------------------------------------------------------------

TAMSA

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                        ----------------------------------------------------
                                           2001          2000         1999          1998
--------------------------------------------------------------------------------------------
Net (loss) income for the year........   87,436,764   65,939,433   (10,703,584)  287,544,832
% of capital held by Siderca..........     43.8279%     41.2729%      33.9996%      33.8132%
                                        ----------------------------------------------------
                                         38,321,697   27,215,116    (3,639,176)   97,228,109
Translation Adjustment................   22,720,061   13,862,529     8,765,756    (4,522,354)
Others................................  (21,353,630)  (6,555,312)    1,514,856     5,388,643
                                        ----------------------------------------------------
TOTAL.................................   39,688,128   34,522,333     6,641,436    98,094,398
--------------------------------------------------------------------------------------------

DALMINE

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------
                                            2001         2000          1999          1998
--------------------------------------------------------------------------------------------
Net (loss) income for the year.........  13,387,339    31,558,404   (43,929,599)  34,126,168
% of capital held by Siderca...........    46.9956%      46.9956%      46.9956%     46.9956%
                                         ---------------------------------------------------
                                          6,291,460    14,831,061   (20,644,979)  16,037,797
Translation Adjustment.................  (4,239,590)  (12,434,864)  (31,752,460)  12,793,579
                                         ---------------------------------------------------
TOTAL..................................   2,051,870     2,396,197   (52,397,439)  28,831,376
--------------------------------------------------------------------------------------------

NOTE 12--SUBSIDIARY AND INVESTEE COMPANIES

(A) PARTICIPATION OF SIDERCA INTERNATIONAL A.P.S. IN TAMSA

During the nine-month period ended December 31, 2001, the Company's subsidiary Siderca International A.p.S. acquired 1,752,400 shares in TAMSA for USD17,095,499, which resulted in a total investment in TAMSA of 43.8279% as of that date. The difference of USD8,691,032 between the amount paid and the proportional equity value of the shares acquired is reflected as negative goodwill in the financial statements of Siderca International A.p.S. and will be amortized over a three-year period.

TAMSA holds an indirect interest in Siderurgica del Orinoco, C.A. ("Sidor") and Consorcio Siderurgia Amazonia Ltd. ("Amazonia") giving Siderca a 4.33% effective interest in Sidor. On June 14, 2002, TAMSA reported that as a consequence of the worldwide steel industry crisis, the slow-down in the financial markets and other adverse factors, at December 31, 2001, Sidor was in default of certain contractual obligations under the restructuring agreement with its creditors and The Venezuelan Investment Fund. As a result of this default, Sidor's debt is callable at the option of its creditors. Amazonia and Sidor have initiated negotiations with their creditors and the Venezuelan Investment Fund to restructure their debt. At the date of issuance of the consolidated financial statements it is not possible to assure the results of the negotiations. Considering this situation, TAMSA recorded a provision amounting USD15 million as a consequence of a study of the value of TAMSA's investments in Amazonia and Sidor.

The impact of the situations above mentioned on Siderca's consolidated financial statements as of December 31, 2001 amounts ARP11.7 million.

(B) INVESTMENT IN NKKTUBES K.K. AND ALGOMA TUBES INC. (FORMERLY ALGOMA SEAMLESS TUBULAR INC.)

The Company and N.K.K. Corporation (Japan) formed a new Japanese company known as NKKTUBES K.K., for the manufacture of seamless steel tubes, which began operating on August 1, 2000. Siderca invested ARP28,816,057 for its 51% share of the company while N.K.K. Corporation retains 49% of the equity. In addition, Siderca issued guarantees in relation to bank borrowings obtained by NKKTUBES K.K. amounting to USD24 million.

During the year ended March 31, 2001, Algoma Tubes Inc. (formerly Algoma Seamless Tubulars Inc.), a Canadian corporation, began operations as a producer of seamless steel tubes for Algoma Steel Inc. in Sault Saint Marie, Ontario, Canada. Siderca owns 80% of the capital stock of Algoma Tubes Inc. (formerly Algoma Seamless Tubular Inc.) and TAMSA owns the remaining 20%.

(C) INVESTMENT IN CONFAB INDUSTRIAL S.A. ("CONFAB INDUSTRIAL")

On August 3, 1999, Siderca acquired 99.22% of the voting stock, which represents 38.99% of the outstanding capital stock of Confab Industrial, a Brazilian company that, together with its subsidiary Confab Tubos S.A., is engaged in the production of welded steel pipes and industrial equipment. The purchase price consisted of a fixed amount of approximately USD43,500,000 and an additional contingent value. The payment of that additional value depends on the collection of certain receivables, fully provided for, which originated before the date of the acquisition. The difference between such purchase price and the book value of net assets resulted in negative goodwill of approximately ARP40,110,300, which is being amortized over its estimated useful life of three years. The net book value of the negative goodwill at December 31, 2001 of approximately USD3,435,197 is included in "Other non-current liabilities" in the accompanying consolidated balance sheet.

(D) COMPANIES ORGANIZED BY SIDERCA

1. The Company, together with Dalmine and TAMSA, organized Information Systems and Technologies N.V., a Dutch corporation, with a participation in capital stock of 28% amounting to USD13,062, with the intention of coordinating and managing all aspects in relation to information systems, software and hardware, and the development of technology for application in information systems, computer center operations and communications.

2. During the year ended March 31,2001, the Company, together with Dalmine and TAMSA, organized Lomond Holding B.V., a Dutch corporation, with a participation in capital stock of 33% amounting USD71,050, to centralize the purchasing management of the companies. The Company subsequently sold 200 shares of Euro 100 Lomond stock to Siderar for a total amount of USD17,763. As a result, the Company owned 28% of Lomond at December 31, 2001.

(E) INVESTMENT IN SIDERCA CORPORATION--TEXAS PIPE THREADERS CO.--SIDERCA DENMARK A.P.S.

In March 2000, Siderca International A.p.S. distributed a dividend in shares equivalent to 100% of its holding of shares in Siderca Corporation, as a result of which this company became a direct subsidiary of Siderca. On September 19, 2000, the Company approved the sale of its participation in Siderca Corporation to Techint Engineering B.V. At the same time, Siderca acquired from Siderca Corporation 100% of Texas Pipe Threaders Co.

In March 2000, the Company purchased Siderca Denmark A.p.S., a Danish company, by means of an initial contribution in Danish krone equivalent to USD16,200. The Company made additional contribution in kind of Siderca International A.p.S.'s entire capital stock, USD250,000,000 of which were recorded as a capital contribution and USD196,536,151 as issue premium.

In September 2000, the Company approved the sale of its 93% ownership interest in Siderca Corporation to Techint Engineering B.V. The Company will therefore no longer include the financial statements of Siderca Corporation in its consolidated financial statements subsequent to such date. Substantially all of Siderca Corporation's sales represent products purchased from Siderca and other investees that Siderca Corporation then resells to third parties. At the same time, the Company acquired from Siderca Corporation 100% of Texas Pipe Threaders Co.

Net sales, gross profits and net income of Siderca Corporation included in the consolidated statement of operations are as follows:

------------------------------------------------------------------------------------------------
                                              NINE-MONTH
                                            PERIOD ENDED                    YEAR ENDED MARCH 31,
                                            DECEMBER 31,   -------------------------------------
                                                    2001     2001         2000          1999
------------------------------------------------------------------------------------------------
Net sales.................................             -           -   229,571,668   484,929,226
Gross profits.............................             -           -     4,503,616     9,441,818
Net profit (loss)(1)......................             -   1,862,114    (3,100,751)     (538,261)
------------------------------------------------------------------------------------------------

(1) Included in "Other income and expenses, net".

In October 2000, the Company decided to sell its investment in Socover S.A. to Tamtrade LLC (controlled by TAMSA).

These transactions did not generate any significant gain or loss for the Company.

NOTE 13--LONG-TERM CONTRACTS

Each of the members of the alliance between Dalmine, Siderca and TAMSA ("Tenaris") and certain of their subsidiaries have entered into various long-term operating agreements. A description of the principal agreements is as follows:

a) Export agency agreements. Pursuant to these agreements, dated as of September 29, 2000, each of Siderca, TAMSA and Dalmine has appointed a member of the Techint Network as its non-exclusive agent for the sale of all of its products in all countries except Argentina, Mexico and Italy and, in the case of Dalmine, excluding also the other members of the European Union. The Techint Network companies are prohibited from promoting and selling any similar or competing products to those of Siderca, TAMSA and Dalmine unless the products are manufactured by other of the Tenaris companies. The respective Techint Network companies receive a commission equal to 3% of the value of their sales of Siderca's, TAMSA's and Dalmine's products, and are reimbursed by Siderca, TAMSA and Dalmine, as the case may be, for a portion of the total general expenses incurred by the Techint Network companies and for certain special costs in the sale of the respective companies' products. These agreements expire on September 30, 2003 and are automatically renewable for successive three-year terms unless either of the respective parties notifies the other not to renew the agreement.

b) Reciprocal export agency agreement between Siderca and TAMSA relating to sales in Argentina and Mexico. Pursuant to this agreement, dated December 23, 1993, TAMSA has granted Siderca the non-exclusive right to market and sell TAMSA's products in Argentina, and Siderca has granted TAMSA the non-exclusive right to market and sell Siderca's products in Mexico. This agreement provides for Siderca and TAMSA to purchase each other's products for resale in their domestic markets at prices which permit them to earn the equivalent of a 7.5% commission on the actual price charged to third party customers.

c) Reciprocal export agency agreement between Dalmine and Siderca and TAMSA. Pursuant to this agreement dated March 29, 1996, Siderca and TAMSA have granted to Dalmine, and Dalmine has granted to Siderca and TAMSA, the non-exclusive right to market and sell their respective products through their respective local commercial networks. This agreement provides that Dalmine will purchase the products of Siderca, and TAMSA, and Siderca and TAMSA will purchase the products of Dalmine, at third-party export prices. The agreement additionally provides for Dalmine's distributors to purchase Siderca's and TAMSA's products for resale at prices which would earn them the equivalent of a commission on sales varying between 3% and 15% depending on the nature of the services rendered by Dalmine's distributors.

d) Export agency agreement relating to NKKTUBES' products. Pursuant to this agreement, dated May 24, 2000, NKKTUBES has appointed a Techint Network company as its non-exclusive agent for the sale of its products in all countries outside Japan. The Techint Network company receives a commission on its sales of NKKTUBES's products in an amount agreed on a case-by-case basis in accordance with the nature of the sales agency transaction. The agreement has a term of fifteen years.

e) Stocking program agreements. Siderca, TAMSA and Dalmine have entered into numerous agreements with member companies of the Techint Network in various countries around the world pursuant to which one or more of them agrees to sell, and one or more of the Techint Network companies agrees to buy, seamless steel pipe products for resale under stocking programs to oil and gas companies or other buyers or end users which operate in their territories (as defined in each agreement). The selling party under these agreements generally agrees to assume any and all risks of the operation.

f) Agreements to Share Costs and Know-How. The members of Tenaris have entered into certain agreements among themselves to share costs and know-how and provide each other with technical assistance.

g) Agreements Relating to NKK's Technology. NKK has agreed to license its manufacturing technology, patents and trademarks for manufacturing steel (for use in the manufacturing of seamless steel pipe) and for manufacturing seamless steel pipe to the Tenaris companies. Under the licensing arrangements, NKK has agreed to provide reasonable technical assistance as necessary to enable the Tenaris companies rapidly to assimilate NKK's technology. Similarly, NKK has agreed to license its manufacturing technology, patents and trademarks for making premium connections to the Tenaris companies. These licensing agreements have a term of fifteen years effective August 1, 2000.

h) Reorganization of information technology and procurement activities. Siderca, TAMSA and Dalmine have established a special purpose company (Lomond Holdings B.V.) to develop an e-procurement portal called Exiros and a second special purpose company (Information Systems and Technologies N.V.) to develop new IT systems and hardware for the use by the Tenaris companies. These IT systems are intended to integrate their owners' commercial activities and enable them to offer value-added services, differentiating them from their competitors and facilitating customer retention. Subsequently, it was determined that additional synergies could be gained from extending the scope and benefits of these special purpose companies to related company Siderar.

i) Supply of Natural Gas. Siderca is party to contracts with Tecpetrol S.A. and Transportadora de Gas del Norte S.A. relating to the supply of natural gas to Siderca's operations.

j) Financial and Administrative Services. Santa Maria S.A.I.F., a financial services company and member of the Techint Group, provides various financial and treasury services to Siderca, including share registration services.

Finma S.A., a company owned by various Techint Group executives, provides certain administrative and legal support services to Siderca.

k) Algoma steel pipe manufacturing facilities lease agreements. On June 14, 2000, Siderca and Algoma Steel Inc., entered into an agreement pursuant to which Siderca, through its newly incorporated Canadian affiliate, Algoma, leases and operates Algoma Steel Inc.'s seamless steel pipe manufacturing facilities in Sault Ste. Marie, Ontario, Canada, whose operation Algoma Steel Inc. discontinued in 1998 in order to concentrate on the manufacture of flat steel products. The lease agreement has a term of 20 years and provides a purchase option to Siderca, which become effective on October 21, 2000, Siderca also has the right to terminate the lease at any time upon 24 months notice or, in certain circumstances, upon shorter notice.

NOTE 14--OTHER INCOME AND EXPENSES, NET

Amounts reflected as Other income and expenses, net in the accompanying consolidated statement of operations are comprised of the following:

-------------------------------------------------------------------------------------------------
                                            NINE-MONTH
                                           PERIOD ENDED                      YEAR ENDED MARCH 31,
                                           DECEMBER 31,   ---------------------------------------
                                               2001          2001          2000          1999
-------------------------------------------------------------------------------------------------
Amortization of negative goodwill--Confab
Industrial S.A. (Note 2.5. (o))..........    10,081,957    13,442,609     9,869,515             -
Income resulting from purchase of
participation in TAMSA...................             -     5,042,008             -             -
Equity in the earnings of sold
subsidiary...............................      (117,513)    1,862,114             -             -
Net book value of Property, plant and
equipment retirement.....................             -    (8,961,537)            -             -
Depreciation of property investments.....      (163,644)     (218,192)     (218,192)     (218,188)
Allowance for doubtful accounts..........   (26,643,830)  (11,726,266)  (13,019,616)   (9,023,064)
Voluntary Redundancy Plan(1).............             -             -   (12,744,191)  (67,821,639)
Result of realization of Siderar(2)......             -             -             -   (33,653,520)
Lawsuits.................................   (14,999,341)            -             -             -
Other....................................    (4,012,658)    9,330,897     7,646,040    13,148,846
                                           ------------------------------------------------------
                                            (35,855,029)    8,771,633    (8,466,444)  (97,567,565)
-------------------------------------------------------------------------------------------------

(1) These amounts correspond to costs related to negotiated terminations under the Company's Voluntary Redundancy Plan implemented during the year ended March 31, 1999.

(2) At its meeting on February 18, 1999, Siderca's Board of Directors approved the distribution of a dividend in kind in the form of shares of Siderar, for which the Company had a recorded investment of approximately ARP148,701,600 (proportional equity value). The excess of that value over the market price, which at the date of the distribution was ARP115,048,080, was charged to other income and expenses, net.

NOTE 15--SUBSEQUENT EVENTS

As discussed in Note 2.5. (a), the financial statements presented have been prepared on the basis of ARP 1 to USD1 or its equivalent in other foreign currency, as established under General Resolution 392/02 of the National Securities Commission and Resolution No. 01/02 and related resolutions of the Governing Board of the Professional Counsel of Economic Sciences of the City of Buenos Aires.

The devaluation of the Argentine peso was enforced by the Law of Public Emergency and Exchange Procedure Reform--Law No.25.561 dated January 6, 2002, Decree 214/02 dated February 4, 2002 and Decree 260/02 dated February 8, 2002, which set out, among other things, the repeal of Convertibility Law, the conversion to ARP of certain assets and liabilities, and the establishment of a foreign currency exchange market. According to Management's estimates, the devaluation of the Argentine peso has not a negative effect on the Company's financial position and profitability.

Additionally, new economic measures include, among others, a reduction in exports refunds, the elimination of the tax on financial deposits and withdrawals as a payment on account for value added and income taxes, and other regulations which will impact the results of operations for the period beginning January 1, 2002.

NOTE 16--SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES ADOPTED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain important respects from US GAAP. The significant differences at December 31, 2001 and March 31, 2001 and 2000 and for the nine-months period ended December 31, 2001 and the three years in the period ended March 31, 2001 are reflected in the reconciliation provided in Note 17 and principally relate to the items discussed in the following paragraphs:

(A) RESTATEMENT OF FINANCIAL STATEMENTS FOR GENERAL PRICE-LEVEL CHANGES

The Argentine GAAP financial statements of the Argentine companies included in the consolidated financial statements were restated through August 31, 1995, to reflect the effects of inflation in accordance with specified rules as more fully explained in Note 2.3.

In most circumstances, US GAAP do not allow for the restatement of financial statements. Under US GAAP, account balances and transactions are generally stated in the units of currency of the year when the transactions originated. This accounting model is commonly known as the historical cost basis of accounting. However, as the economy of Argentina experienced periods of significant inflation prior to September 1995, the presentation of the consolidated financial statements restated for general price-level changes is substantially similar to the methodology prescribed by Accounting Principles Board Statement ("APB") No. 3, "Financial Statements Restated for General Price-Level Changes". This statement requires that companies operating in hyper-inflationary environments in which inflation has exceeded 100% over the last three years and which report in local currency, restate their financial statements on the basis of a general price-level index. August 1993 was the first month in which the rate of inflation in Argentina, as measured by the WPI, was below 100% for the first time in 36 consecutive months since the release of Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation". The US GAAP reconciliation does not reverse the effects of the general price-level restatement included in the Argentine GAAP financial statements through August 31, 1995.

TAMSA recognizes the effects of inflation in its financial statements in accordance with accounting principles generally accepted in Mexico. For US GAAP purposes, Mexico discontinued its status as hyper-inflationary as of January 1999. As a result, as from that date, inflation adjustments recorded under Mexican GAAP are not permitted for US GAAP reporting purposes. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(B) FOREIGN CURRENCY TRANSLATION

Under Argentine GAAP, financial statements of foreign investees have been translated to Argentine pesos on the basis of the financial statements of such investees expressed in the local currency of the country of origin. The method of translation involves the translation of monetary assets and liabilities at the exchange rate prevailing at the end of each period, and non-monetary assets and liabilities and equity accounts on the basis of the inflation-adjusted amounts at the exchange rate prevailing at the end of each period. The net gain on translation is included in the Company's result of operations. Under US GAAP, financial statements of foreign unconsolidated subsidiaries have been translated into Argentine pesos utilizing the current rate method following the guidelines established in SFAS No. 52, "Foreign Currency Translation". Under the current rate method, assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates have been applied for the income accounts. Cumulative translation adjustments have been recorded as a separate component of shareholders' equity. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(C) VALUATION OF INVENTORIES

Under Argentine GAAP, inventories are valued at replacement value.

Under US GAAP, inventories are valued at the lower of cost or net realizable value. The effect of this difference is included in the quantitative reconciliation shown in Note 17.

(D) TECHNICAL APPRAISAL OF PROPERTY, PLANT AND EQUIPMENT

Under Argentine GAAP, property, plant and equipment can be stated at values resulting from a technical appraisal made by independent qualified professionals; the difference between the appraised value and restated residual cost must be included under a special reserve in shareholders' equity. This reserve is amortized as a component of income in order to offset the greater depreciation resulting from the restated value of assets. Argentine GAAP also permit the reserve to be used to offset operating losses. In March 1993, the Company used a portion of its revaluation reserve to offset such losses. Thus, the amortization of the remaining reserve is for a lesser amount than the related greater depreciation of the revalued assets.

Under US GAAP, property, plant and equipment are valued at cost. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(E) GOODWILL

Under Argentine GAAP the difference between the book value of net assets acquired and the purchase price is treated as goodwill or expensed, based on the characteristics of the acquisition. Negative goodwill may be used to absorb losses, adjust the carrying value of assets, or recorded as income, depending on the circumstances of a given acquisition.

Under US GAAP, an investment recorded under the purchase method of accounting requires an estimation of the fair values of the underlying, separately identifiable assets and liabilities. Any excess of the cost of the investment over the fair value of acquired net assets is treated as goodwill. An excess of fair value of net assets over the purchase price ("negative goodwill") is first used to reduce the values otherwise assignable to certain non-current assets acquired. A deferred credit is recorded only after the value of such non-current assets has been reduced to zero. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(F) INVESTMENTS IN COMPANIES CARRIED UNDER COST METHOD

The Company's investment in Confab Tubos S.A., in which Siderca held 30% of the capital stock, was recorded under the cost method.

Under US GAAP, the equity method of accounting is used for investments, in which an investor has a 20% to 50% ownership interest and significant influence over the operations of the investee and in joint ventures in which no single participant has control. Generally, investments under 20% are carried at cost, while investments over 50% are consolidated. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(G) ORGANIZATIONAL AND PRE-OPERATING COSTS

Under Argentine GAAP, organizational and pre-operating costs may be deferred and amortized over the estimated period of benefit. Under US GAAP, such costs are generally charged to operations. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(H) RESTATEMENT OF PROPERTY, PLANT AND EQUIPMENT OF FOREIGN ORIGIN

In accordance with the Fifth Amendment to Statement B-10 issued by the IMCP, commencing in 1997 regarding property, plant and equipment of foreign origin, TAMSA elected to use inflationary factors of the country of origin applied to the acquisition costs expressed in the currency of origin converted to Mexican pesos at the closing dates.

The International Committee of the US Emerging Issues Task Force reached a consensus that such restatement procedure should be considered as a difference with US GAAP because it differs from an integral restatement under one single method. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(I) EQUITY IN INVESTMENTS ACCOUNTED BY THE EQUITY METHOD

The differences between Argentine and US GAAP summarized in this Note affect the determination of the equity in investments accounted by the equity method. The reconciling differences for these items are presented in the quantitative reconciliation in Note 17.

(J) VACATION ACCRUAL

Under Argentine GAAP, there are no specific requirements governing the recognition of accruals for vacations. The accepted practice in Argentina is to expense vacation when taken and to accrue only the amount of vacation in excess of normal remuneration.

Under US GAAP, vacation expense is fully accrued in the year the employee renders service to earn such vacation. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(K) SEVERANCE INDEMNITIES

The Company expenses employee severance indemnities and related incentive payments arising from voluntary and involuntary termination arising from periodic Company restructuring programs. Such amounts are expensed when restructuring programs are approved by the Company's management.

US GAAP requires the accrual of a liability for certain post-employment benefits if they are related to services already rendered, are related to rights that accumulate or vest, or are likely to be paid, can be reasonably estimated and the benefit arrangement is communicated to employees. Additionally, in the event a benefit is paid to employees that terminate voluntarily, the related liability is recorded at the time the employee accepts the termination offer. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(L) NON-INTEREST BEARING INSTRUMENTS

Under Argentine GAAP, certain non-interest bearing debt and long-term receivable instruments are carried at par value, and the imputation of interest is not required.

Under US GAAP, APB No. 21 "Interest on Receivables and Payables," requires the imputation of a reasonable, market-based rate of interest for non-interest bearing instruments over the maturity period of the related asset or liability. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(M) INCOME TAXES

Under Argentine GAAP, income tax expense is generally recognized based upon the estimate of the current income tax liability. When income and expense recognition for financial reporting purposes does not accrue in the same period as income and expense recognition for tax purposes, the resulting temporary differences are not considered in the computation of income tax expense for the year.

Under US GAAP, the liability method is used to calculate the income tax provision. Under the liability method, deferred tax assets or liabilities are recognized with the corresponding charge or credit to income for differences between the financial and tax basis of assets and liabilities at each year-end. Valuation allowances are provided for future benefits to the extent their realization is unlikely.

(N) CONTRIBUTION TO WELFARE PROJECTS AND NON-PROFIT ORGANIZATION

The Company periodically appropriates retained earnings to welfare projects and to a non-profit organization that makes charitable contributions. Under US GAAP, such amounts should be accounted for as expenses of the Company rather than appropriations of retained earnings. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(O) DIVIDEND IN KIND

During the year ended March 31, 1999, Siderca distributed a dividend in kind with shares of Siderar equivalent to 11.51% of the capital of the Company, with a proportional equity value of ARP148,701,600. The difference between that value and the market price, which at the date of the distribution was ARP115,048,080, was charged to other income and expenses, net.

Under US GAAP, the accounting should be based on the book value amount of the shares of the investees distributed as a dividend in kind. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(P) RECOGNITION OF REVENUES

Revenues are recognized on an accrual basis upon delivery to customers and related party resellers, to the extent that contractual terms result in the passage of title.

Under US GAAP, revenue related to sales of products to related party resellers would be recognized when the products are sold to the ultimate customer by the reseller, unless there is an acceptance period in which case revenue would not be recognize until the end of that period. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(Q) FOREIGN EXCHANGE DIFFERENCES

At year-end and through January 10, 2002 there was no exchangeability between the ARP and the USD. On January 11, 2002, when the exchange market first opened, the exchange rate was ARP 1 to USD1.5 (buying rate) and ARP 1 to USD1.7 (selling rate). Under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities at an exchange rate of ARP 1 to USD1. Under US GAAP, the Company applied the guidance set forth in the EITF D-12 "Foreign Currency Translation--Selection of the Exchange Rate When Trading is Temporarily Suspended", that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

(R) DERIVATIVE INSTRUMENTS UNDER FAS 133

Under Argentine GAAP, when it is established that a derivative instrument is being used as a hedging instrument, the derivative is not recognized in the balance sheet as an asset or liability. It is recognized in full through the income statement upon its settlement. Also, premiums and discounts of all derivative contracts are initially recognized in full in the balance sheet and amortized through the income statement over the life of the contract.

Under US GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on hedged item in the income statement, and requires that a Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133", and is now effective for fiscal years beginning after June 15, 2000, but may be implemented as of the beginning of any fiscal quarter after issuance.

Under US GAAP, the Company adopted SFAS No. 133 and its corresponding amendments under SFAS No. 137 and 138, on April 1, 2001.

Under US GAAP, the financial hedges the Company has entered into do not qualify for hedge accounting treatment under SFAS No. 133. However, these derivatives, although not designated in a hedging relationship, are required to be recorded on the balance sheet at fair value, with related gains and losses recognized in earnings. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17. No cumulative-effect-type adjustment was recorded at the beginning of the nine-month period ended December 31, 2001 in accordance with the transition provisions of SFAS No. 133, as the Company has assessed that they have no material effect.

(S) INFORMATION SYSTEM PROJECTS

Under Argentine GAAP, there are no specific requirements governing the capitalization of internal use software. The Company capitalizes external direct costs related to the acquisition of such software.

SoP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", provides guidance on accounting for the costs of computer software developed or obtained for internal use. The SoP indicates the costs that can be capitalized as part of the internal use software. There is no material difference for this item.

(T) INTEREST CAPITALIZATION

Under US GAAP, the Company is required to capitalize interest on qualifying self-constructed assets. In prior years, the Company capitalized interest following the procedure outlined by US GAAP. At present, the Company finances its projects under construction with its own capital; therefore no interest is capitalized. As a result, no adjustment is reflected in the US GAAP reconciliation.

(U) RECOVERABILITY OF LONG-LIVED ASSETS TO BE HELD AND USED IN THE BUSINESS

Management periodically reviews the carrying value of long-lived assets, primarily property, plant and equipment used in the business and long-term investments, for the purposes of determining and measuring impairment. Under US GAAP, SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires a company to review assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. As part of management's review process, assets are grouped and evaluated for possible impairment. Management estimates that there has been no significant impairment of assets.

(V) EARNINGS PER SHARE

US GAAP require the adoption, as from January 1, 1997, of Statement of Financial Accounting Standards No. 128 "Earnings per Share". SFAS 128 requires diluted income per share as well as basic income per share to be presented in the consolidated statement of operations. The Company has no instruments or agreements that would result in diluted shares and its earnings per share are therefore shown on a single line in the corresponding consolidated statement of operations for each year under the heading "Earnings (loss) per share".

(W) EMPLOYEE PENSION COSTS AND OTHER POST-EMPLOYMENT BENEFITS

Under Argentine GAAP, there are no specific regulations regarding employee pension costs.

Under US GAAP employee pension costs are recognized in accordance with SFAS No. 87 "Employers' Accounting for Pensions". SFAS 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed. SFAS 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from transition and requires disclosure of the components of periodic pension costs and the funded status of pension plans. There is no material difference for this item, since the Company has elected to account for pension costs using the guidance in US GAAP.

(X) CLASSIFICATION OF STATEMENT OF OPERATION ITEMS

I. TAX REIMBURSEMENTS ON EXPORTS

Under Argentine GAAP, tax reimbursements on exports are included in net sales. Under US GAAP, these reimbursements are treated as a reduction of tax expenses. Accordingly, such funds are generally classified as "Cost of sales".

However, due to the nature of such funds, the quantitative difference between Argentine and US GAAP would be a reclassification from "Net sales" to "Cost of sales" and, accordingly, it does not affect the reconciliation of net income
(loss) and shareholders' equity summarized in Note 17.

II. HOLDING GAINS AND LOSSES ON INVENTORIES

Under Argentine GAAP, holding gains and losses on inventories are included in Financial income (expenses) and holding gains (losses), net. Under US GAAP, inventories are valued at cost and holding gains or losses would therefore be included in cost of sales for products sold.

However, the quantitative difference between Argentine and US GAAP would be a reclassification from "Financial income (expenses) and holding gains (losses), net" to "Cost of sales" and, accordingly, it does not affect the reconciliation of net income (loss) and shareholders' equity summarized in Note 17.

III. OTHER INCOME AND EXPENSES

Under Argentine GAAP certain expenses, such as those related to a voluntary redundancy plan and the allowance for doubtful accounts are included in Other income and expenses, net (see Note 14). Under US GAAP, these items are classified as operating expenses.

However, the quantitative difference between Argentine and US GAAP would be a reclassification from "Other income and expenses, net" to "Cost of sales", "Selling expenses" or "Administrative expenses", as appropriate, and, accordingly, it does not affect the reconciliation of net income (loss) and shareholders' equity summarized in Note 17.

IV. CONSOLIDATION OF SUBSIDIARIES

Under Argentine GAAP the results of operations of Siderca Corporation for the year ended March 31, 2001 were included in the statement of operations in Other income and expenses, net. Under US GAAP, such results should be consolidated until the sale of the subsidiary.

However, the quantitative difference between Argentine and US GAAP would be a reclassification from "Other income and expenses, net" to the appropriate line items in the statement of operations, and, accordingly, it does not affect the reconciliation of net income (loss) and shareholders' equity summarized in Note 17.

(Y) ACCOUNTING CHANGES

As discussed in Note 2.6., effective with the period ended December 31, 2001, the consolidated financial statements have been prepared using the underlying financial statements of subsidiary companies for the same period as Siderca. Previously, the consolidated financial statements were prepared using financial statements for a period ended three months prior to this. To conform the basis of presentation, retroactive adjustments to the financial statements were made as of March 31, 2001, 2000 and 1999.

Under US GAAP the results from the lag time should be treated as a change in accounting principle under APB 20 "Accounting Changes" and the cumulative effect recognized in net income. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 17.

NOTE 17--RECONCILIATION OF NET INCOME (LOSS) AND SHAREHOLDERS' EQUITY TO
US GAAP

The following is a summary of the significant adjustments to net income (loss) for the nine-month period ended December 31, 2001 and for the years ended March 2001, 2000 and 1999, and to shareholders' equity at December 31, 2001 and March 31, 2001 and 2000, which would be required if the consolidated financial statements had been prepared in accordance with US GAAP instead of Argentine GAAP.

----------------------------------------------------------------------------------------------------
                                        NINE-MONTH
                                       PERIOD ENDED                             YEAR ENDED MARCH 31,
                                       DECEMBER 31,    ---------------------------------------------
                                           2001            2001            2000            1999
----------------------------------------------------------------------------------------------------
Net income (loss) in accordance with
Argentine GAAP.......................    232,433,217     188,379,429     (62,862,087)     96,006,623
US GAAP adjustments--income (expense)
   Inventory valuation (Note
   16(c))............................      5,672,193      (2,875,588)      2,383,959       6,498,939
   Non-interest bearing instruments
   (Note 16 (l)).....................              -       1,466,630       4,161,671               -
   Foreign currency translation (Note
   16(b))............................     (3,270,948)     28,381,579      24,258,506      56,333,533
   Vacation accrual (Note 16(j)).....     (4,731,219)     11,921,865        (714,242)      5,764,132
   Deferred income taxes (Note
   16(m))............................     32,025,552      13,395,739       4,889,915     (17,420,524)
   Depreciation of property plant and
   equipment (Note 16(e))............      2,360,415      (5,835,401)    (21,210,205)              -
   Technical appraisal of property,
   plant and equipment (Note
   16(d))............................              -       1,024,988       1,111,981       1,111,981
   Voluntary redundancy plan (Note
   16(k))............................       (531,904)      1,022,627     (23,479,200)     23,479,200
   Revenue recognition, impact in
   sales (Note 16(p))................      8,712,603     (26,025,138)    (24,640,986)    (22,457,722)
   Revenue recognition, impact in
   cost of sales (Note 16(p))........    (14,463,492)     19,991,703      21,056,645      18,018,288
   Dividend in kind (Note 16(o)).....              -               -               -      33,653,520
   Contributions to welfare projects
   and non-profit organization (Note
   16(n))............................     (2,152,260)     (2,152,260)     (1,565,280)     (1,369,620)
   Amortization of goodwill (Note
   16(e))............................     (2,879,724)     (4,256,167)     (2,064,191)     (2,064,191)
   Equity in earnings (losses) of
   investee companies (Notes 16(a),
   (f), (h) and (i)).................    (13,699,886)     (8,518,874)     (1,337,594)      9,379,248
   Foreign exchange differences (Note
   16(q))............................      7,043,905               -               -               -
   Derivatives under FAS 133 (Note
   16(r))............................     (4,880,048)              -               -               -
   Effect of accounting changes (Note
   16(y))............................              -       2,684,040     (25,812,539)     36,027,909
   Other.............................        426,265       2,353,707         340,259          48,915
   Minority interest in above
   reconciling items.................    (10,442,746)     (7,522,847)      3,830,303         462,628
                                       -------------------------------------------------------------
   Income (loss) before cumulative
   effect of accounting changes......    231,621,923     213,436,032    (101,653,085)    243,472,859
   Cumulative effect of accounting
   changes (Note 16(y))..............     21,748,546               -               -               -
                                       -------------------------------------------------------------
Net income (loss) in accordance with
US GAAP..............................    253,370,469     213,436,032    (101,653,085)    243,472,859
                                       -------------------------------------------------------------
Earnings (loss) per share in
accordance with US GAAP..............           0.25            0.21           (0.10)           0.24
Weighted average number of shares....  1,000,000,000   1,000,000,000   1,000,000,000   1,000,000,000
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                  NINE-MONTH
                                                 PERIOD ENDED             YEAR ENDED MARCH 31,
                                                 DECEMBER 31,    -----------------------------
                                                     2001            2001            2000
----------------------------------------------------------------------------------------------
Shareholders' equity in accordance with
Argentine GAAP.................................  2,799,500,975   2,859,076,408   2,985,046,950
US GAAP adjustments-increase (decrease)
   Inventory valuation (Note 16(c))............      7,401,640       1,729,447       4,605,034
   Non-interest bearing instruments (Note
   16(l))......................................              -               -      (1,466,630)
   Equity in investee companies (Notes 16(a),
   (f), (h) and (i))...........................    333,127,055    (218,185,698)   (181,171,132)
   Property plant and equipment (Note 16(e))...    (86,210,533)    (72,647,537)    (66,812,136)
   Technical appraisal of property, plant and
   equipment (Note 16(d))......................    (95,522,842)   (109,553,624)   (129,286,323)
   Vacation accrual (Note 16(j))...............     (6,501,735)     (1,770,516)    (13,692,381)
   Deferred income taxes (Note 16(m))..........      4,375,834     (45,008,793)    (58,404,532)
   Voluntary Redundancy Plan (Note 16(k))......        834,230       1,022,627               -
   Revenue recognition (Note 16(p))............    (20,090,124)    (14,339,235)     (8,305,800)
   Goodwill (Note 16(e)).......................     90,437,820      51,074,006      26,834,481
   Foreign currency translation adjustment
   (Notes 16(b) and (q)).......................      2,893,066               -               -
   Derivatives under FAS 133 (Note 16(r))......     (4,880,048)              -               -
   Cumulative effect of accounting changes
   (Note 16(y))................................              -     (21,748,546)    (24,432,587)
   Others......................................     (1,256,335)     (1,165,284)     (3,518,989)
   Minority interest in above reconciling
   items.......................................    (15,344,375)     (1,843,976)      5,678,871
                                                 ---------------------------------------------
   Shareholders' equity in accordance with US
   GAAP........................................  3,008,764,628   2,426,639,279   2,535,074,826
----------------------------------------------------------------------------------------------

Changes in shareholders' equity under US GAAP are as follows:

----------------------------------------------------------------------------------------------
                                                  NINE-MONTH
                                                 PERIOD ENDED             YEAR ENDED MARCH 31,
                                                 DECEMBER 31,    -----------------------------
                                                     2001            2001            2000
----------------------------------------------------------------------------------------------
Shareholders' equity at the beginning of the
year in accordance with US GAAP................  2,426,639,279   2,535,074,826   2,758,816,417
Net income (loss) for the year in accordance
with US GAAP...................................    253,370,469     213,436,032    (101,653,085)
Foreign currency translation adjustment........    604,033,287     (28,381,579)    (24,258,506)
Dividend paid..................................   (275,278,407)   (293,490,000)    (97,830,000)
                                                 ---------------------------------------------
Shareholders' equity at the end of the year in
accordance with US GAAP........................  3,008,764,628   2,426,639,279   2,535,074,826
----------------------------------------------------------------------------------------------

NOTE 18--OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

The following is a summary of additional financial statement disclosures required under US GAAP

(A) ACQUISITIONS

The following information relates to business combinations which occurred during fiscal years ended December 31, 2001 and March 31, 2001 and 2000, accounted for by the purchase method under US GAAP:

---------------------------------------------------------------------------------------------------
                                                          NINE-MONTH PERIOD ENDED DECEMBER 31, 2001
                                                        -------------------------------------------
                                                            %           DATE OF
                   NAME OF ACQUIREE                      ACQUIRED     ACQUISITION          ARP
---------------------------------------------------------------------------------------------------
Purchase consideration for TAMSA......................       2.56       September/      33,449,053
                                                                      October 2001
Fair value of net assets acquired.....................                                 (38,447,485)
                                                                                      -------------
Negative goodwill.....................................                                  (4,998,432)
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                                    YEAR ENDED MARCH 31, 2001
                                                        -------------------------------------
                                                           %         DATE OF
                   NAME OF ACQUIREE                     ACQUIRED   ACQUISITION       ARP
---------------------------------------------------------------------------------------------
Purchase consideration for TAMSA......................         7   July 2000/     129,624,770
                                                                   March 2001
Fair value of net assets acquired.....................                           (101,129,078)
                                                                                 ------------
Goodwill..............................................                             28,495,692
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                                    YEAR ENDED MARCH 31, 2000
                                                        -------------------------------------
                                                           %         DATE OF
                   NAME OF ACQUIREE                     ACQUIRED   ACQUISITION       ARP
---------------------------------------------------------------------------------------------
Purchase consideration for Confab Industrial..........        39   August 1999     85,091,225
Fair value of net assets acquired.....................                           (126,989,601)
                                                                                 ------------
Negative goodwill.....................................                            (41,898,376)
---------------------------------------------------------------------------------------------

As explained in Note 16 (e) negative goodwill under US GAAP was used to reduce the fair values otherwise assignable to certain non-current assets acquired.

(B) PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following unaudited pro forma consolidated information presents the adjustments for the Confab Industrial business combination accounted for by the purchase method in the year ended March 31, 2000 so as to give pro forma recognition to Confab Industrial S.A.'s 2000 results of operations as if it had been acquired on April 1, 1998. The pro forma adjustments give effect to the Confab Industrial acquisition as if it had been purchased as of April 1, 1998.

---------------------------------------------------------------------------------------------
                                                                    YEAR ENDED MARCH 31, 2000
                                                 --------------------------------------------
                                                                   PRO FORMA
                                                 US GAAP ACTUAL   ADJUSTMENTS     PRO FORMA
---------------------------------------------------------------------------------------------
Net sales......................................   1,546,439,329   310,269,579   1,856,708,908
Net loss.......................................    (101,653,085)   17,474,592     (84,178,493)
Loss per share.................................           (0,10)                        (0,08)
Weighted average number of shares
   outstanding.................................   1,000,000,000                 1,000,000,000
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                                    YEAR ENDED MARCH 31, 1999
                                                 --------------------------------------------
                                                                   PRO FORMA
                                                 US GAAP ACTUAL   ADJUSTMENTS     PRO FORMA
---------------------------------------------------------------------------------------------
Net sales......................................   2,017,539,752   725,253,644   2,742,793,396
Net income.....................................     243,472,859    29,835,064     273,307,923
Earnings per share.............................            0.24                          0.27
Weighted average number of shares
   outstanding.................................   1,000,000,000                 1,000,000,000
---------------------------------------------------------------------------------------------

Pro forma (loss) earnings per share was computed by dividing consolidated net
(loss) income for the year by the weighted average number of shares of Siderca outstanding for the years presented herein.

The unaudited pro forma consolidated statement of operations is presented for informational purposes only and is not necessarily indicative of the Company's financial position and results of operations that would have occurred if the acquisition in 1999 of Confab Industrial had occurred on April 1, 1998, nor it is necessarily indicative of the Company's future results of operations.

(C) INCOME TAXES

The Company's deferred income taxes under US GAAP (based on a US GAAP balance sheet) are as follows:

-----------------------------------------------------------------------------------------------
                                                                                      MARCH 31,
                                                     DECEMBER 31,   ---------------------------
                                                             2001       2001           2000
-----------------------------------------------------------------------------------------------
Deferred tax assets
   Tax loss carry-forwards.........................    6,672,761       5,993,508     26,981,408
   Allowance for doubtful accounts and other.......   18,815,519       9,974,543      7,668,344
   Other receivables...............................   21,241,613      18,010,481     12,868,717
   Investments.....................................      295,274         306,795        441,742
   Vacation accrual and others.....................    7,783,811       6,641,618      7,044,498
   Provision for lawsuits and other................   33,103,254      16,524,497     13,031,680
   Inventories.....................................            -       2,802,378      2,871,281
   Other temporary differences.....................   10,399,176         115,418        846,696
                                                     ------------------------------------------
                                                      98,311,408      60,369,238     71,754,366
                                                     ------------------------------------------
Deferred tax liabilities
   Fixed assets....................................  (86,506,907)    (99,739,242)  (130,035,632)
   Inventories.....................................   (1,535,551)              -              -
   Devaluation effect on tax assets and
      liabilities..................................   (2,465,368)              -              -
   Other temporary differences.....................            -      (4,419,974)      (123,266)
                                                     ------------------------------------------
                                                     (90,507,826)   (104,159,216)  (130,158,898)
                                                     ------------------------------------------
Total gross deferred tax assets/(liabilities)......    7,803,582     (43,789,978)   (58,404,532)
Valuation allowance................................   (3,427,748)     (1,218,815)             -
                                                     ------------------------------------------
Net deferred tax assets/(liabilities)..............    4,375,834     (45,008,793)   (58,404,532)
-----------------------------------------------------------------------------------------------

Of the outstanding balance at December 31, 2001, ARP64,805,034 are current deferred tax assets.

Valuation allowances are provided for future benefits to the extent their realization is unlikely. No uses or retirements of valuation allowances have been made during the nine-month period ended December 31, 2001.

The tax loss carryforwards at December 31, 2001, expire as follows:

-----------------------------------------------------------------------
EXPIRATION DATE                                                     ARP
-----------------------------------------------------------------------
March 31, 2007..............................................  3,427,748
Will not expire.............................................  3,245,013
                                                              ---------
Total.......................................................  6,672,761
-----------------------------------------------------------------------

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate, as follows:

-------------------------------------------------------------------------------------------------
                                            NINE-MONTH
                                           PERIOD ENDED                      YEAR ENDED MARCH 31,
                                           DECEMBER 31,   ---------------------------------------
                                               2001          2001          2000          1999
-------------------------------------------------------------------------------------------------
Income tax (benefit) expense at statutory
rate on pre-tax income in accordance with
US GAAP..................................  119,242,395     82,440,597   (30,273,494)   97,977,009
Change of statutory income tax rate......            -              -             -     5,018,354
Permanent differences:
   Tax reimbursements on exports.........  (23,436,043)   (26,105,681)  (14,279,110)  (21,018,014)
   Equity in earnings (losses), net of
   investee companies....................  (17,218,438)   (28,378,722)    3,833,604   (76,130,842)
   Inter-group sales of subsidiaries.....            -              -    44,213,879    20,122,850
   Others................................    8,734,176     (5,847,661)   11,662,508    10,492,095
                                           ------------------------------------------------------
Income tax expense in accordance with US
GAAP.....................................   87,322,090     22,108,533    15,157,387    36,461,452
-------------------------------------------------------------------------------------------------

Although the accompanying consolidated statements of operations for the year ended March 31, 2000 reflect pre-tax accounting losses on a consolidated basis (net loss before income taxes), certain subsidiaries generated taxable income and paid income taxes.

(D) FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 2001, March 31, 2001 and 2000 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

-The fair value of certain financial assets carried at cost, including cash, short-term investments, trade receivables and other current assets is considered to approximate their respective carrying value due to their short-term nature.

-The fair value of investments classified as non-current (trust funds) is considered to approximate their respective carrying value due to underlying assets of such funds are either of a short term nature or marked-to-market.

-The fair value of accounts payable and accrued liabilities, short-term financial debt, taxes payable and other current liabilities are considered to approximate their respective carrying values due to their short-term nature.

-Certain non-interest bearing debt and long-term receivables are carried at discounted cash flow at market-based rate. The Company considers the respective carrying value approximates their fair value.

-The fair value of the foreign exchange forward contracts has been estimated based on its market rates (Note 18(e)).

(E) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company does not enter into derivative instruments for trading or speculative purposes. The Company maintains a foreign-currency risk-management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings caused by volatility in currency exchange rates.

Nevertheless, as most of the Company's earnings, cash flows and pricing strategies are in USD, that volatility may not affect materially the Company's earnings and cash flows.

Specifically, the Company aims to fix exchange rates of future payments of existing Yen-nominated exports prefinancing debt and future collections of Canadian dollar and Euro-nominated and USD accounts receivables from Argentine and Japanese operations respectively. The Company's derivative contracts are generally denominated in USD. Such derivative contracts require the exchange of a foreign currency for USD at a fixed rate at a future date and generally have maturities as expressed in the table set forth below.

By using derivative financial instruments to hedge exposures to changes in exchanges rates, the Company exposes itself to credit risk and market risk.

Credit risk is the failure of the counterpart to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterpart owes the Company, which creates repayment risk for the Company. When the fair value of a derivative is negative, the Company owes the counterpart, and therefore, it does not possess repayment risk. The company minimizes the credit risk by entering into transactions with high-quality counterparts.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or a currency exchange rates. The market risk associated with currency exchange rates contract is managed by the establishment and monitoring of parameters that limit the types and degree of market risk that may be undertaken.

These derivatives do not qualify for hedge accounting, in accordance with FAS 133, because the documentation required of the instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the risk being hedged were not adopted before the inception of all contracts.

Realized gains and losses on derivative contracts are included in Financial income (expenses) and holding results during the life of the contract. Gains or losses on the contract offset the gains or losses reported on the foreign currency exposure that the hedge is intended to cover.

The table below summarizes by currency the contractual amounts and fair values of the Company's derivative instruments contracts. The "Buy" amounts represent the USD equivalent of commitments or options to purchase foreign currencies, and the "Sell" amounts represent the USD equivalent to sell foreign currencies:

-----------------------------------------------------------------------------------------------
                                                                              DECEMBER 31, 2001
                                             --------------------------------------------------
IN U.S. DOLLARS                                 BUY          SELL        PERIODS     FAIR VALUE
-----------------------------------------------------------------------------------------------
Yen........................................  49,380,222             -   1-7 months   (3,568,633)
US dollars.................................           -    (6,900,000)  1-4 months     (491,334)
Euros......................................           -   (12,268,200)  1-4 months       14,551
Canadian dollars...........................           -   (13,869,834)  1-5 months      259,078
                                             ------------------------                ----------
                                             49,380,222   (33,038,034)               (3,786,338)
-----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                                                                             MARCH 31,
                       -------------------------------------------------------------------------------
                                                          2001                                    2000
                       ---------------------------------------   -------------------------------------
IN U.S. DOLLARS            BUY          SELL         PERIODS        BUY          SELL        PERIODS
------------------------------------------------------------------------------------------------------
Yen..................  152,680,839             -   6-12 months   26,700,123             -   6-9 months
US Dollars...........    7,000,000             -                          -             -            -
Euros................    4,716,520    (4,382,780)  1-11 months   13,585,354   (12,111,340)  3-9 months
Canadian dollars.....    3,930,568   (44,173,664)  1-12 months            -   (24,009,432)  4-6 months
Kuwaiti dinars.......            -    (1,072,125)     6 months            -             -            -
Sterling pounds......            -      (871,980)      1 month            -             -            -
Brazilian reales.....            -             -                  3,000,000             -     6 months
                       -------------------------                 ------------------------
                       168,327,927   (50,500,549)                43,285,477   (36,120,772)
------------------------------------------------------------------------------------------------------

(F) CONCENTRATIONS OF CREDIT RISK

Concentration of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion throughout the world. No single customer accounts for more than ten percent of the Company's sales.

However, the majority of trade receivables are with oil and gas companies, given the Company's concentration of sales to that industry. Thus, fluctuations in the price of petroleum and natural gas have, and can be expected to continue to have, an impact on the demand for the Company's products.

The Company performs ongoing credit evaluations of its customers' financial condition, requires guarantees whenever deemed necessary, and maintains allowances for potential credit losses.

(G) SUPPLEMENTARY INFORMATION ON THE STATEMENT OF CASH FLOWS

-----------------------------------------------------------------------------------------------
                                            NINE-MONTH
                                           PERIOD ENDED                    YEAR ENDED MARCH 31,
                                           DECEMBER 31,   -------------------------------------
                                               2001          2001         2000          1999
-----------------------------------------------------------------------------------------------
Cash payments:
   Income tax and/or tax on minimum
   notional income.......................   42,998,122    22,783,457    36,911,204   28,541,558
                                           ----------------------------------------------------
   Interest..............................    9,731,056    11,930,327    16,489,945   21,463,712
                                           ----------------------------------------------------
Cash and cash equivalents include:
   Cash and banks........................   89,732,415    74,473,195    18,688,805    7,749,865
   Short-term investments (original
   maturity less than 90 days)...........  124,391,084    21,036,921    88,288,579   84,521,408
                                           ----------------------------------------------------
                                           214,123,499    95,510,116   106,977,384   92,271,273
-----------------------------------------------------------------------------------------------

The Company has cash balances in currencies other than ARP and USD. Since the ARP/USD exchange rate remained unchanged for the nine-month period ended December 31, 2001 (Notes 15 and 16(q)) and the years ended March 31, 2001 and 2000, under Argentine GAAP no foreign exchange gains/losses were generated on USD denominated accounts. Exchange gains/losses on accounts denominated in other currencies (Note 3(n)) are included in financial income (expenses) and holding gains (losses), net in its accompanying consolidated statements of operations.

Under Argentine GAAP, cash flow from investing in trust funds were reported as operating activities. Under US GAAP, these transactions (ARP 202,387,511) would be classified as cash flows from investing activities.

---------------------------------------------------------------------------------------------
                                     NINE-MONTH
                                    PERIOD ENDED              YEAR ENDED MARCH 31,
                                    DECEMBER 31,   ------------------------------------------
                                        2001           2001           2000           1999
---------------------------------------------------------------------------------------------
Net cash provided by operating
activities........................   623,991,711    266,104,050     98,259,592    498,006,423
Net cash used in investing
activities........................  (317,826,224)  (385,537,537)  (150,704,303)  (217,003,579)
Net cash provided by (used in)
financing activities..............  (187,552,104)   107,966,219    (98,127,303)  (295,732,538)
                                    ---------------------------------------------------------
Net increase (decrease) in cash
and cash equivalents..............   118,613,383    (11,467,268)  (150,572,014)   (14,729,694)
                                    ---------------------------------------------------------
Non-cash financing activity:
Dividends of shares of Siderar....   119,297,608              -              -    115,048,080
---------------------------------------------------------------------------------------------

(H) STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS) UNDER US GAAP

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which requires that an enterprise (i) classify items of other comprehensive income
(loss) by their nature in a financial
statement and (ii) display the accumulated balance of other comprehensive income
(loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

---------------------------------------------------------------------------------------------
                                       NINE-MONTH
                                      PERIOD ENDED             YEAR ENDED MARCH 31,
                                      DECEMBER 31,   ----------------------------------------
                                          2001          2001           2000          1999
---------------------------------------------------------------------------------------------
Net income (loss)...................  253,370,469    213,436,032   (101,653,085)  243,472,859
                                      -------------------------------------------------------
Other comprehensive income
  Foreign currency translation
  adjustment........................  604,033,287    (28,381,579)   (24,258,506)  (56,333,533)
                                      -------------------------------------------------------
Total other comprehensive income....  604,033,287    (28,381,579)   (24,258,506)  (56,333,533)
                                      -------------------------------------------------------
Comprehensive income (loss).........  857,403,756    185,054,453   (125,911,591)  187,139,326
---------------------------------------------------------------------------------------------

The accumulated balances related to each component of other comprehensive income were as follows:

---------------------------------------------------------------------------------------------
                                                    ACCUMULATED OTHER COMPREHENSIVE INCOME AT
                                    ---------------------------------------------------------
                                                                   MARCH 31,
                                    DECEMBER 31,   ------------------------------------------
                                        2001           2001           2000           1999
---------------------------------------------------------------------------------------------
Balance at the beginning of the
  year............................  (267,164,061)  (238,782,482)  (214,523,976)  (158,190,443)
Other comprehensive income
  Foreign currency translation
  adjustment......................   604,033,287    (28,381,579)   (24,258,506)   (56,333,533)
                                    ---------------------------------------------------------
Balance at the end of the year....   336,869,226   (267,164,061)  (238,782,482)  (214,523,976)
---------------------------------------------------------------------------------------------

(I) INFORMATION ABOUT SEGMENTS AND FOREIGN OPERATIONS UNDER ARGENTINE GAAP

Siderca operates primarily in two industry segments, namely the production and sale of seamless and welded steel pipe used in oil and gas exploration and production. The segments were determined based upon the type of products produced/sold by each segment. Segment performance is evaluated based upon net sales. Additionally, the Company generates sales from numerous geographic areas.

Net sales generated by the Company are as follows:

---------------------------------------------------------------------------------------------
                                   NINE-MONTH
                                 PERIOD ENDED                            YEAR ENDED MARCH 31,
                                 DECEMBER 31,   ---------------------------------------------
                                         2001            2001            2000            1999
---------------------------------------------------------------------------------------------
NET SALES
Seamless steel tubes..........  1,508,415,344   1,487,587,748     858,173,324   1,144,666,407
Welded steel tubes............    642,666,988     378,369,447     425,231,410     547,117,484
Other.........................    108,452,352     109,363,530     328,473,039     408,265,052
                                -------------------------------------------------------------
                                2,259,534,684   1,975,320,725   1,611,877,773   2,100,048,943
---------------------------------------------------------------------------------------------

Net sales by customer location were as follows:

---------------------------------------------------------------------------------------------
                                   NINE-MONTH
                                 PERIOD ENDED                            YEAR ENDED MARCH 31,
                                 DECEMBER 31,   ---------------------------------------------
                                         2001            2001            2000            1999
---------------------------------------------------------------------------------------------
NET SALES
Argentina.....................    670,780,981     676,144,563     632,212,647     720,766,786
Rest of South America.........    633,866,743     491,186,087     318,387,715     351,969,518
United States, Canada and
Mexico........................    184,885,074     219,907,882     320,780,252     591,910,918
Asia..........................    613,244,089     454,906,105     217,047,630     320,121,333
Other foreign countries.......    156,757,797     133,176,088     123,449,529     115,280,388
                                -------------------------------------------------------------
                                2,259,534,684   1,975,320,725   1,611,877,773   2,100,048,943
---------------------------------------------------------------------------------------------

Additional disclosures required by Statement of Financial Accounting Standards ("SFAS") No 131 "Segment Information" are as follows:

--------------------------------------------------------------------------------------------------------------------
                                        AS OF AND FOR THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2001
                       ---------------------------------------------------------------------------------------------
                         ARGENTINA       BRAZIL        JAPAN        MEXICO       ITALY      OTHERS         TOTAL
--------------------------------------------------------------------------------------------------------------------
Long lived assets
consist of property,
plant, equipment and
intangible assets....  1,303,664,558   116,513,540   11,805,201            -           -   7,226,109   1,539,209,408
Depreciation of long
lived assets and
amortization of
intangible assets....    114,907,939     5,981,786    5,132,806            -           -     723,318     126,745,849
Capital expenditures,
net..................     70,340,212    13,136,949   (9,112,602)           -           -   1,216,686      75,581,245
Income tax...........     85,726,956    26,483,933    6,942,721            -           -     194,032     119,347,642
Equity in the net
(loss) income of
investees (Notes 11
(c) and 14)..........     (5,039,280)     (660,857)           -   39,688,128   2,051,871   4,805,908      40,845,770
--------------------------------------------------------------------------------------------------------------------

(J) TERMINATION BENEFITS

Siderca implemented a defined benefit Employee Retirement Plan on August 1, 1995. The plan is designed to provide retirement, termination and death and disability benefits to few high rank employees.

Siderca is accumulating assets for the ultimate payment of benefits by means of a universal life insurance policy. The net amount of such assets as of December 31, 2001 and March 31, 2001, 2000 and 1999 aggregated USD9,995,233,
USD7,820,186, USD5,632,901 and USD4,182,266, respectively. Such net assets do not represent a separate legal plan entity, as they are not separated in a trust or legally restricted as to their use by Siderca.

The prior service cost at the inception of the plan is being amortized based on the projected years to retirement for each of the initial employees, as from August 1, 1995. Siderca amortizes the prior service cost of each new participant over the projected years to retirement, as from the date they are included in the plan.

In June 30, 2001, Siderca revised its assumptions regarding discount rate and rate of compensation increase. This revision generated an actuarial gain, which is being amortized according to SFAS 87.

Argentina devaluated the ARP in the first days of January 2002 and established the "pesificacion", by which certain contracts denominated in USD were mandatorily converted into Argentine Peso-denominated contracts at the rate ARP 1 = USD1 (Note 15). Due to this, the amount of the assets held in the insurance company is still under discussion.

Benefits provided by the plan are in USD, but depend on a three-year salary average, which is in Argentine Pesos. Due to this, the company estimated that future salaries, in USD, will be half of their value as of December 2001. This produced a reduction in the Projected Benefit Obligation as of December 2001, gain whose recognition is being performed as established by SFAS 87. Because the salary reduction will have effect in the future, the Accrued Benefit Obligation, which is calculated with current salaries, is bigger than the Projected Benefit Obligation.

The change in benefit obligation and funded status of Siderca's employee retirement plan are as follows:

---------------------------------------------------------------------------------------------
                                           NINE-MONTH
                                          PERIOD ENDED           YEAR ENDED MARCH 31,
                                          DECEMBER 31,   ------------------------------------
                                              2001          2001         2000         1999
---------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at the beginning of
the year................................   34,064,122    27,561,951   25,381,706   22,406,833
Service cost............................      828,630     1,414,939    1,278,288    1,216,573
Interest cost...........................    1,611,814     2,017,808    1,746,044    1,456,726
Amendments (SFAS 132)...................   (1,275,016)      711,928      986,962      673,147
Actuarial loss (gain)...................  (22,053,144)    3,872,276     (508,974)   1,224,904
Benefits paid...........................   (1,868,424)   (1,514,780)  (1,322,075)  (1,596,476)
                                          ---------------------------------------------------
Benefit obligation at the end of year...   11,307,982    34,064,122   27,561,951   25,381,707
---------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                          NINE-MONTH
                                        PERIOD ENDED                      YEAR ENDED MARCH 31,
                                        DECEMBER 31,   ---------------------------------------
                                                2001          2001          2000          1999
----------------------------------------------------------------------------------------------
FUNDED STATUS.........................  (11,307,982)   (34,064,122)  (27,561,951)  (25,381,707)
Unrecognized net actuarial loss.......  (14,321,320)     7,656,974     3,915,530     4,516,769
Unrecognized prior service cost.......    9,904,996     10,158,857    10,888,921    11,258,253
                                        ------------------------------------------------------
Prepaid (accrued) benefit cost........  (15,724,306)   (16,248,291)  (12,757,500)   (9,606,685)
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                          NINE-MONTH
                                        PERIOD ENDED                      YEAR ENDED MARCH 31,
                                        DECEMBER 31,   ---------------------------------------
                                                2001          2001          2000          1999
----------------------------------------------------------------------------------------------
AMOUNTS INCLUDED IN NON-CURRENT TAXES,
PAYROLL AND SOCIAL SECURITY PAYABLE
CONSISTS OF:
Accrued benefit liability.............  (16,371,461)   (22,439,905)  (18,111,323)  (16,298,204)
Intangible assets.....................      647,155      6,191,614     5,353,823     6,691,519
                                        ------------------------------------------------------
Net amount recognized.................  (15,724,306)   (16,248,291)  (12,757,500)   (9,606,685)
----------------------------------------------------------------------------------------------

The weighted-average assumptions for Siderca's Employee Retirement Plan are as follows:

------------------------------------------------------------------------------------------------
                                                              NINE-MONTH
                                                            PERIOD ENDED    YEAR ENDED MARCH 31,
                                                            DECEMBER 31,   ---------------------
                                                                    2001   2001    2000    1999
------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS AS OF:
Discount rate.............................................           10%     7%      7%      7%
Rate of compensation increase.............................            3%     5%      5%      5%
------------------------------------------------------------------------------------------------

The components of net periodic benefit cost for Siderca's Employee Retirement Plan are as follows:

---------------------------------------------------------------------------------------------
                                              NINE-MONTH
                                             PERIOD ENDED         YEAR ENDED MARCH 31,
                                             DECEMBER 31,   ---------------------------------
                                                 2001         2001        2000        1999
---------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost...............................       828,630   1,414,939   1,278,288   1,216,573
Interest cost..............................     1,611,814   2,017,808   1,746,044   1,456,726
Amortization of prior service cost.........       874,747   1,272,516   1,356,296   1,226,189
Recognized net actuarial loss..............       (74,844)    130,832      92,262      84,093
                                             ------------------------------------------------
Net periodic benefit cost..................     3,240,347   4,836,095   4,472,890   3,983,581
---------------------------------------------------------------------------------------------

(K) SUMMARIZED FINANCIAL INFORMATION OF SIGNIFICANT INVESTEE COMPANIES IN ACCORDANCE WITH ARGENTINE GAAP

TAMSA

--------------------------------------------------------------------------------------------
                                                              AT DECEMBER 31,
                                               ---------------------------------------------
                                                   2001            2000            1999
--------------------------------------------------------------------------------------------
Current assets...............................    800,652,884     774,242,453     680,528,196
Non-current assets...........................  1,746,115,711   1,628,729,176   1,564,643,929
                                               ---------------------------------------------
                                               2,546,768,595   2,402,971,629   2,245,172,125
                                               ---------------------------------------------
Current liabilities..........................    251,450,590     306,876,854     387,902,948
Non-current liabilities......................    314,560,107     226,585,980      28,432,116
Minority interest............................      6,044,458       5,749,692       5,300,997
Shareholders' equity.........................  1,974,713,440   1,863,759,103   1,823,536,064
                                               ---------------------------------------------
                                               2,546,768,595   2,402,971,629   2,245,172,125
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                   YEAR ENDED DECEMBER 31,
                                 -----------------------------------------------------------
                                     2001            2000           1999           1998
--------------------------------------------------------------------------------------------
Net sales......................  1,396,869,823   1,197,102,872   872,810,422   1,214,390,963
Gross profit...................    312,372,861     195,646,509    95,850,430     353,304,354
Net ordinary income (loss) for
the year.......................    118,848,924      78,071,248   (61,235,290)    204,698,383
Net income (loss)..............     87,436,719      65,939,433   (10,703,584)    287,544,832
--------------------------------------------------------------------------------------------

DALMINE

----------------------------------------------------------------------------------------------
                                                               AT DECEMBER 31,
                                               -----------------------------------------------
                                                   2001             2000             1999
----------------------------------------------------------------------------------------------
Current assets...............................    872,147,355      829,470,966      768,411,658
Non-current assets...........................    828,573,701      888,009,242      955,285,535
                                               -----------------------------------------------
                                               1,700,721,056    1,717,480,208    1,723,697,193
                                               -----------------------------------------------
Current liabilities..........................    780,896,626      777,645,303      754,504,104
Non-current liabilities......................    489,869,103      503,058,131      535,530,170
Minority interest............................      1,022,789        2,945,757        4,930,583
Shareholders' equity.........................    428,932,538      433,831,017      428,732,336
                                               -----------------------------------------------
                                               1,700,721,056    1,717,480,208    1,723,697,193
----------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                   YEAR ENDED DECEMBER 31,
                                -------------------------------------------------------------
                                    2001            2000            1999            1998
---------------------------------------------------------------------------------------------
Net sales.....................  1,654,590,426   1,518,577,877   1,433,800,826   2,144,311,017
Gross profit..................    135,186,912      88,694,965      57,364,094     159,712,779
Net ordinary income (loss) for
the year......................      7,052,698       3,419,117     (31,004,710)     92,125,214
Net income (loss).............     13,387,339      31,558,404     (43,929,599)     34,126,168
---------------------------------------------------------------------------------------------

The exchange rate used for:

- The Mexican peso rate was 9.14 for December 31, 2001, 9.57 for December 31, 2000, 9.51 for December 31, 1999 and 9.87 for December 31, 1998 and the average exchange rate was 9.34, 9.46, 9.56 and 9.25 respectively.

- The Euro exchange was 0.8951 for December 31, 2001 and the average exchange rate was 0.8909.

- The Italian Lira exchange was 2,088 for December 31, 2000, 1,927 for December 31, 1999 and 1,660 for December 31, 1998 and the average exchanged rate was 2,008, 1,829, and 1,737 respectively.

(L) TRANSITION PERIOD COMPARATIVE DATA (ARGENTINE GAAP)

The following table presents certain financial information for the nine-month period ended December 31, 2001 and 2000, respectively:

-------------------------------------------------------------------------------------------
                                                                    NINE-MONTH PERIOD ENDED
                                                                               DECEMBER 31,
                                                              -----------------------------
                                                                  2001            2000
-------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
Net sales...................................................  2,259,534,684   1,390,144,465
Gross profit................................................    726,121,257     390,129,875
Income before income taxes..................................    351,780,859     154,453,902
Income taxes................................................   (119,347,642)    (33,764,232)
Net income..................................................    232,433,217     120,689,670
Earnings per share..........................................           0.23            0.12
Weighted average common shares outstanding..................  1,000,000,000   1,000,000,000
-------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                                        NINE-MONTH PERIOD
                                                                       ENDED DECEMBER 31,
                                                              ---------------------------
                                                                  2001           2000
-----------------------------------------------------------------------------------------
                                                                             (UNAUDITED)
Cash flows from operating activities........................   421,604,200    167,017,473
Cash flows from investment activities.......................  (115,438,713)  (302,775,429)
Cash flows from financing activities........................  (187,552,104)   154,198,220
Increase (decrease) in cash equivalents.....................   118,613,383     18,440,264
Cash and cash equivalent at the end of the period...........   214,123,499    125,417,649
-----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                                          NINE-MONTH PERIOD
                                                                         ENDED DECEMBER 31,
                                                              -----------------------------
                                                                  2001            2000
-------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
Shareholders' capital.......................................  2,040,498,024   2,040,498,023
Capital surplus on technical appraisal......................     95,522,842     114,230,552
Retained earnings...........................................    336,001,734     422,916,134
Unappropriated earnings.....................................    327,478,375     193,986,281
Total shareholders' equity..................................  2,799,500,975   2,771,630,990
-------------------------------------------------------------------------------------------

(M) CHANGE IN ACCOUNTING PRINCIPLE

As explained in Note 2.6, effective with the period ended December 31, 2001, the consolidated financial statements have been prepared using the underlying financial statements of subsidiary companies for the same period as Siderca. Previously, the consolidated financial statements were prepared using financial statements for a period ended three months prior to this. Pro forma amounts assuming the change is applied retroactively are as follows:

--------------------------------------------------------------------------------------------------
                                                                              YEAR ENDED MARCH 31,
                         -------------------------------------------------------------------------
                                           2001                      2000                     1999
                         ----------------------   -----------------------   ----------------------
                                       GAIN PER                  LOSS PER                 GAIN PER
                             ARP        SHARE         ARP         SHARE         ARP        SHARE
--------------------------------------------------------------------------------------------------
Net income (loss) in
accordance with US GAAP
before the accounting
change.................  213,436,031       0.21   (101,653,085)     (0.10)  243,472,859       0.24
Effect of the
accounting change......   (2,684,040)     (0.00)    25,812,539       0.02   (36,027,909)     (0.04)
                         -------------------------------------------------------------------------
Net income (loss) in
accordance with US
GAAP...................  210,751,991       0.21    (75,840,546)     (0.08)  207,444,950       0.20
--------------------------------------------------------------------------------------------------

NOTE 19--IMPACT OF NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In July 2001, the Financial Accounting Board issued its Statements No. 141 and 142 "Business Combinations" and "Goodwill and Other Intangible Assets", respectively. SFAS No. 141 addresses financial accounting and reporting for business combinations. All business combinations included in the scope of this Statement are to be accounted for using one method, the purchase method. This statement applies to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. Management does not believe the adoption of SFAS 141 will have a material impact on Siderca's results of operations and financial position.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements and also states that goodwill and intangible assets that have indefinite use full lives will not be amortized but rather will be tested at least annually for possible impairment. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. Management is currently evaluating the impact that adoption of SFAS 142 will have on Siderca's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS 143 is required to be adopted for the fiscal year beginning January 1, 2003. The Company has not yet assessed the impact of the adoption of this new standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned to be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discounted operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS 144 is effective January 1, 2002. The Company has not yet assessed the impact of the adoption of this new standard.

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
                 EXHIBITS TO CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE YEARS ENDED DECEMBER 31, 2001 AND FOR THE YEARS ENDED
                         MARCH 31, 2001, 2000 AND 1999

                                                                       EXHIBIT A

-------------------------------------------------------------------------------------------------------------
                                                   NINE-MONTH
                                                 PERIOD ENDED                            YEAR ENDED MARCH 31,
(EXPRESSED IN ARGENTINE PESOS OF JUNE 30, 2002   DECEMBER 31,   ---------------------------------------------
  PURCHASING POWER, UNLESS OTHERWISE STATED)             2001       2001            2000            1999
-------------------------------------------------------------------------------------------------------------
COST OF SALES
Inventory at the beginning of the period/year
   - Finished goods.........................      219,325,658     135,905,940     209,590,026     247,464,357
   - Goods in process.......................       61,543,552      54,796,651      77,399,963      55,810,681
   - Raw materials..........................       78,071,461      83,006,910      54,739,000      74,638,923
   - Supplies...............................       76,329,130      87,904,100     110,678,403     124,516,345
   - Goods in transit.......................       24,214,541      13,880,455      24,898,351      42,086,707
   - Advances to suppliers..................       14,871,745      12,078,497       4,575,693      26,206,734
                                                -------------------------------------------------------------
                                                  474,356,087     387,572,553     481,881,436     570,723,747
Allowance for inventory obsolescence (Note 5
  (b))......................................      (31,689,949)    (30,442,325)    (22,237,898)    (18,018,854)
                                                -------------------------------------------------------------
                                                  442,666,138     357,130,228     459,643,538     552,704,893
Purchases during the period/year............    1,269,915,286     827,315,171     699,582,232   1,092,484,621
Manufacturing expenses (Exhibit B)..........      420,644,750     671,886,952     568,613,466     497,738,869
Holding loss on inventories.................        1,457,794         355,148     (12,235,807)    (11,724,025)
                                                -------------------------------------------------------------
                                                2,134,683,968   1,856,687,499   1,715,603,429   2,131,204,358
                                                -------------------------------------------------------------
Inventory at the end of the period/year
   - Finished goods.........................      242,386,777     219,325,658     135,905,938     209,590,026
   - Goods in process.......................      107,666,591      61,543,552      54,796,651      77,399,963
   - Raw materials..........................      146,068,138      78,071,461      83,006,910      54,739,000
   - Supplies...............................       75,368,870      76,329,130      87,904,100     110,678,403
   - Goods in transit.......................       35,404,204      24,214,541      13,880,455      24,898,351
   - Advances to suppliers..................       27,711,602      14,871,745      12,078,497       4,575,693
                                                -------------------------------------------------------------
                                                  634,606,182     474,356,087     387,572,551     481,881,436
Allowance for inventory obsolescence (Note 5
(b))........................................      (33,335,641)    (31,689,949)    (30,442,325)    (22,237,898)
                                                -------------------------------------------------------------
                                                  601,270,541     442,666,138     357,130,226     459,643,538
                                                -------------------------------------------------------------
Cost of sales for the period/year...........    1,533,413,427   1,414,021,361   1,358,473,203   1,671,560,820
-------------------------------------------------------------------------------------------------------------

                SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL
                 EXHIBITS TO CONSOLIDATED FINANCIAL STATEMENTS
   FOR THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2001 AND FOR THE YEARS ENDED
                         MARCH 31, 2001, 2000 AND 1999

                                                                       EXHIBIT B

--------------------------------------------------------------------------------------------

                                                   NINE-MONTH PERIOD ENDED DECEMBER 31, 2001
(EXPRESSED IN ARGENTINE PESOS OF  ----------------------------------------------------------
JUNE 30, 2002 PURCHASING POWER,   MANUFACTURING       SELLING   ADMINISTRATIVE
UNLESS OTHERWISE STATED)               EXPENSES      EXPENSES         EXPENSES      TOTAL
--------------------------------------------------------------------------------------------
ITEMS
EXPENSES INCURRED
Administrators and Board of
Directors' fees...............               -        151,830      4,570,970       4,722,800
Fees and compensation for
services......................      67,706,020     17,296,375     44,132,385     129,134,780
Salaries and social security...    181,422,051     17,175,614     49,798,150     248,395,815
Depreciation of property, plant
and equipment.................     136,622,309              -              -     136,622,309
Absorption of capital surplus on
technical appraisal of fixed
assets........................     (14,030,781)             -              -     (14,030,781)
Amortization of intangible
assets........................               -              -      3,990,677       3,990,677
Commissions and freights......               -     92,603,914        758,406      93,362,320
Allowances for lawsuits and
contingencies.................               -              -      8,428,544       8,428,544
Allowances for obsolescence...       7,943,250              -              -       7,943,250
Allowances for doubtful
accounts......................               -      8,485,606              -       8,485,606
Taxes, tariffs and
contributions.................         466,199      1,113,153     11,514,501      13,093,853
Other expenses................      40,515,702     15,003,762     30,975,870      86,495,334
                                  ----------------------------------------------------------
Total at December 31, 2001....     420,644,750    151,830,254    154,169,503     726,644,507
                                  ----------------------------------------------------------
Total at March 31, 2001.......     671,886,952    181,653,145    177,729,238               -
                                  ----------------------------------------------------------
Total at March 31, 2000.......     568,613,466    135,729,405    134,241,739               -
                                  ----------------------------------------------------------
Total at March 31, 1999.......     497,738,869    163,433,180    141,188,387               -
--------------------------------------------------------------------------------------------

--------------------------------  -----------------------------------------
                                                       YEAR ENDED MARCH 31,
                                  -----------------------------------------
                                           2001          2000          1999
(EXPRESSED IN ARGENTINE PESOS OF  -------------   -----------   -----------
JUNE 30, 2002 PURCHASING POWER,
UNLESS OTHERWISE STATED)              TOTAL          TOTAL         TOTAL
--------------------------------  -----------------------------------------
ITEMS
EXPENSES INCURRED
Administrators and Board of
Directors' fees...............        3,351,681     1,660,457       813,946
Fees and compensation for
services......................      243,867,124   151,596,129   105,739,045
Salaries and social security...     349,900,459   306,816,990   313,802,032
Depreciation of property, plant
and equipment.................      185,131,311   196,620,139   195,345,498
Absorption of capital surplus on
technical appraisal of fixed
assets........................      (18,707,711)  (18,707,710)  (18,707,710)
Amortization of intangible
assets........................        5,119,976     3,472,583             -
Commissions and freights......       99,612,136    80,460,706    99,945,474
Allowances for lawsuits and
contingencies.................        9,074,380    10,387,020    10,055,431
Allowances for obsolescence...       11,088,166    20,476,969     7,953,014
Allowances for doubtful
accounts......................        9,595,918             -             -
Taxes, tariffs and
contributions.................       11,214,372     9,789,130    16,845,039
Other expenses................      122,021,523    76,012,197    70,568,667
                                  -----------------------------------------
Total at December 31, 2001....                -             -             -
                                  -----------------------------------------
Total at March 31, 2001.......    1,031,269,335             -             -
                                  -----------------------------------------
Total at March 31, 2000.......                -   838,584,610             -
                                  -----------------------------------------
Total at March 31, 1999.......                -             -   802,360,436
--------------------------------------------------------------------------------------------

[PRICEWATERHOUSECOOPERS LETTERHEAD]

                       REPORT OF INDEPENDENT ACCOUNTANTS

July 25, 2002

To the Shareholders of
Tubos de Acero de Mexico, S. A. and subsidiaries

1. We have audited the accompanying consolidated balance sheet of Tubos de Acero de Mexico, S. A. and subsidiaries at June 30, 2002, and the related consolidated statements of income, of changes in shareholders' equity and of changes in financial position for the six-month period then ended, expressed in Mexican pesos of June 30, 2002 purchasing power. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the aforementioned consolidated financial statements at June 30 2002, present fairly, in all material respects, the consolidated financial position of Tubos de Acero de Mexico, S. A. and subsidiaries at June 30, 2002, the consolidated result of their operations and the changes in their shareholders' equity and in their financial position for the six-month period then ended, in conformity with generally accepted accounting principles in Mexico.

4. Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of consolidated net income for the six-month period ended June 30, 2002 and the determination of consolidated shareholders' equity and consolidated financial position at June 30, 2002 to the extent summarized in Note 12 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ BERNARDO ISMAEL GONZALEZ VIDRIO
---------------------------------------------------------
Bernardo Ismael Gonzalez Vidrio

                TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------
                                                                                   JUNE 30,
THOUSANDS OF MEXICAN PESOS OF                                 -----------------------------
JUNE 30, 2002 PURCHASING POWER                                    2002            2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 8a.)........................   Ps   704,306    Ps   246,376
Accounts and notes receivable--Net (Note 8b.)...............      2,582,368       2,174,775
Inventories--Net (Note 8c.).................................      1,536,644       1,308,512
Prepaid expenses and recoverable taxes (Note 8d.)...........         37,937         109,433
                                                              -----------------------------
Total current assets........................................      4,861,255       3,839,096
INVESTMENTS IN ASSOCIATED COMPANIES--Net (Note 11)..........        561,494         860,821
PROPERTY, PLANT AND EQUIPMENT--Net (Note 3).................      8,022,829       7,504,197
OTHER ASSETS................................................         75,542          61,978
                                                              -----------------------------
Total assets................................................  Ps 13,521,120   Ps 12,266,092
                                                              -----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable to financial institutions, including current
portion of long-term debt (Note 4)..........................   Ps   581,238    Ps 1,403,355
Trade accounts and notes payable............................        914,042         764,203
Other accounts payable and accrued expenses (Note 8e.)......        403,736         423,320
                                                              -----------------------------
Total current liabilities...................................      1,899,016       2,590,878
                                                              -----------------------------
LONG-TERM DEBT (Note 4).....................................      1,083,728          25,165
OTHER LIABILITIES AND DEFERRED CREDITS......................        197,541         193,907
DEFERRED INCOME TAX (Note 6)................................      2,294,423       2,072,132
                                                              -----------------------------
Total non-current liabilities...............................      3,575,692       2,291,204
                                                              -----------------------------
Total liabilities...........................................      5,474,708       4,882,082
                                                              -----------------------------
SHAREHOLDERS' EQUITY (Note 5):
Capital stock...............................................     10,384,018      10,384,018
Additional paid-in capital..................................      6,790,623       6,790,623
Retained earnings...........................................     15,859,499      15,484,081
Cumulative deferred income tax..............................     (2,320,423)     (2,320,423)
Cumulative translation adjustment...........................       (876,903)       (805,710)
Cumulative loss from holding non-monetary assets............    (21,784,596)    (22,189,364)
                                                              -----------------------------
Equity of majority shareholders.............................      8,052,218       7,343,225
Minority interest in consolidated subsidiary................         (5,806)         40,785
                                                              -----------------------------
Total shareholders' equity..................................      8,046,412       7,384,010
CONTINGENCIES AND COMMITMENT (Notes 9 and 10)
                                                              -----------------------------
Total liabilities and shareholders' equity..................  Ps 13,521,120   Ps 12,266,092
-------------------------------------------------------------------------------------------

The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.                             Claudio Gugliuzza V.
Vice Chairman of the Board                     Administrative Director

                TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

(SEE NOTE 7)

----------------------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD ENDED JUNE 30,
THOUSANDS OF MEXICAN PESOS--EXCEPT INCOME                     --------------------------------
PER SHARE--OF JUNE 30, 2002 PURCHASING POWER                       2002              2001
----------------------------------------------------------------------------------------------
                                                                                   (UNAUDITED)
Net sales...................................................   Ps 3,004,486      Ps 3,555,950
Cost of products sold.......................................     (1,832,291)       (2,088,752)
Operating expenses..........................................       (545,286)         (653,930)
                                                              --------------------------------
Operating profit............................................        626,909           813,268
Comprehensive financing result (Note 1a.)...................       (165,180)            1,882
Other (expenses) income--Net................................         (4,255)            2,464
                                                              --------------------------------
Income before the following items...........................        457,474           817,614
Provisions for income tax, asset tax and employees'
statutory profit sharing (Note 6)...........................         42,774          (292,859)
                                                              --------------------------------
Income before equity in associated companies and other
  item......................................................        500,248           524,755
Equity in loss of associated companies (Note 11)............         (2,261)          (45,547)
                                                              --------------------------------
Income before the following item............................        497,987           479,208
Cumulative effect of change in accounting principle (Note
  1q.)......................................................              -           (11,231)
                                                              --------------------------------
Net income for the period...................................    Ps  497,987       Ps  467,977
                                                              --------------------------------
Net income corresponding to majority shareholders...........    Ps  536,096       Ps  457,651
Minority interest in (loss) income of consolidated
  subsidiary................................................        (38,109)           10,326
                                                              --------------------------------
Net income for the period...................................    Ps  497,987       Ps  467,977
                                                              --------------------------------
Income per share in Mexican pesos (Note 1o.):
Income before the following item............................   Ps      1.47      Ps      1.41
Cumulative effect of change in accounting principle.........              -             (0.03)
                                                              --------------------------------
Net income per share........................................   Ps      1.47      Ps      1.38
----------------------------------------------------------------------------------------------

The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.                             Claudio Gugliuzza V.
Vice Chairman of the Board                     Administrative Director

                TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(SEE NOTE 5)

-----------------------------------------------------------------------------------------------------------------------

                                                                              ADDITIONAL                    CUMULATIVE
                                                                 CAPITAL        PAID-IN       RETAINED       DEFERRED
THOUSANDS OF MEXICAN PESOS OF JUNE, 30, 2002 PURCHASING POWER     STOCK         CAPITAL       EARNINGS      INCOME TAX
-----------------------------------------------------------------------------------------------------------------------
Balances at January 1, 2001.....................               Ps10,384,018   Ps6,790,623   Ps15,332,602   Ps(2,320,423)
Dividends paid..................................                                                (306,172)
Comprehensive income (Note 1r.).................                                                 457,651
                                                               --------------------------------------------------------
Balances at June 30, 2001 (unaudited)...........               Ps10,384,018   Ps6,790,623   Ps15,484,081   Ps(2,320,423)
                                                               --------------------------------------------------------
Balances at January 1, 2002.....................               Ps10,384,018   Ps6,790,623   Ps15,595,914   Ps(2,320,423)
Dividends paid..................................                                                (272,511)
Comprehensive income (Note 1r.).................                                                 536,096
                                                               --------------------------------------------------------
Balances at June 30, 2002.......................               Ps10,384,018   Ps6,790,623   Ps15,859,499   Ps(2,230,423)
-----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------  ---------------------------------------------------------
                                                                              CUMULATIVE
                                                                               LOSS FROM                      MINORITY
                                                               CUMULATIVE       HOLDING       EQUITY OF     INTEREST IN
                                                               TRANSLATION   NON-MONETARY      MAJORITY     CONSOLIDATED
THOUSANDS OF MEXICAN PESOS OF JUNE, 30, 2002 PURCHASING POWER  ADJUSTMENT       ASSETS       SHAREHOLDERS    SUBSIDIARY
-------------------------------------------------------------  ---------------------------------------------------------
Balances at January 1, 2001.....................               Ps(700,679)   Ps(21,955,549)  Ps7,530,592     Ps 30,141
Dividends paid..................................                                                (306,172)
Comprehensive income (Note 1r.).................                 (105,031)        (233,815)     (118,805)       10,644
                                                               ---------------------------------------------------------
Balances at June 30, 2001 (unaudited)...........               Ps(805,710)   Ps(22,189,364)  Ps7,343,225     Ps 40,785
                                                               ---------------------------------------------------------
Balances at January 1, 2002.....................               Ps(817,583)   Ps(22,254,339)  Ps7,378,210     Ps 28,987
Dividends paid..................................                                                (272,511)
Comprehensive income (Note 1r.).................                  (59,320)         469,743       946,519       (34,793)
                                                               ---------------------------------------------------------
Balances at June 30, 2002.......................               Ps(876,903)   Ps(21,784,596)  Ps8,052,218     Ps (5,806)
-----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------  -------------

                                                                       TOTAL
                                                               SHAREHOLDERS'
THOUSANDS OF MEXICAN PESOS OF JUNE, 30, 2002 PURCHASING POWER         EQUITY
-------------------------------------------------------------  -------------
Balances at January 1, 2001.....................                Ps7,560,733
Dividends paid..................................                   (306,172)
Comprehensive income (Note 1r.).................                    129,449
                                                               -------------
Balances at June 30, 2001 (unaudited)...........                Ps7,384,010
                                                               -------------
Balances at January 1, 2002.....................                Ps7,407,197
Dividends paid..................................                   (272,511)
Comprehensive income (Note 1r.).................                    911,726
                                                               -------------
Balances at June 30, 2002.......................                Ps8,046,412
-----------------------------------------------------------------------------------------------------------------------

The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.                                           Claudio Gugliuzza V.
Vice Chairman of the Board                                   Administrative Director

                TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

-------------------------------------------------------------------------------------
                                                                     SIX-MONTH PERIOD
                                                                       ENDED JUNE 30,
THOUSANDS OF MEXICAN PESOS OF                                 -----------------------
JUNE 30, 2002 PURCHASING POWER                                   2002         2001
-------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
Resources provided by operations:
Income before other item....................................  Ps 497,987   Ps 479,208
                                                              -----------------------
Adjustments to reconcile net income to resources provided by operating activities:
Depreciation and other......................................     226,350      202,222
Deferred income tax.........................................     (18,636)     (43,232)
Equity in loss of associated companies......................       2,261       45,547
Exchange loss which did not require resources...............      36,859       18,624
Increase in accounts receivable, notes receivable, prepaid
expenses and recoverable taxes..............................    (748,768)    (210,120)
Decrease in inventories.....................................     159,468       23,662
Increase (decrease) in trade accounts and other accounts
payable and accrued expenses................................     357,356      (14,012)
                                                              -----------------------
Total adjustments...........................................      14,890       22,691
                                                              -----------------------
Resources provided by operations before the following
  item......................................................     512,877      501,899
Cumulative effect of change in accounting principle.........           -      (11,231)
                                                              -----------------------
Resources provided by operations............................     512,877      490,668
                                                              -----------------------
Resources used in investing activities:
Increase in interest in subsidiaries and associated
  companies.................................................           -      (57,487)
Acquisitions of property, plant and equipment--Net..........    (107,605)    (307,165)
                                                              -----------------------
Resources used in investing activities......................    (107,605)    (364,652)
                                                              -----------------------
Resources used in financing activities:
Net increase in short-term debt to banks....................           -      104,591
Dividends paid..............................................    (272,511)    (306,172)
                                                              -----------------------
Resources used in financing activities......................    (272,511)    (201,581)
                                                              -----------------------
Net increase (decrease) in cash and cash equivalents........     132,761      (75,565)
Cash and cash equivalents at the beginning of the period....     571,545      321,941
                                                              -----------------------
Cash and cash equivalents at the end of the period..........  Ps 704,306   Ps 246,376
-------------------------------------------------------------------------------------

The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.                             Claudio Gugliuzza V.
Vice Chairman of the Board                     Administrative Director

                TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2002 AND 2001
 (AMOUNTS IN THOUSANDS OF MEXICAN PESOS (PS) OF JUNE 30, 2002 PURCHASING POWER
   AND THOUSANDS OF US DOLLARS, CANADIAN DOLLARS AND JAPANESE YEN, EXCEPT FOR EXCHANGE RATES. FIGURES AT JUNE 30, 2001 AND FOR THE SIX-MONTH PERIOD THEN ENDED
                                ARE UNAUDITED.)

NOTE 1--MAIN ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Tubos de Acero de Mexico, S. A. (Tamsa or the Company) was formed in 1952 and consists of a group of companies that manufacture and sell seamless steel pipe, primarily for use in the petroleum industry.

The accompanying consolidated financial statements are expressed in thousands of Mexican pesos of June 30, 2002 purchasing power and have been prepared applying accounting principles generally accepted in Mexico.

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

A. RECOGNITION OF THE EFFECTS OF INFLATION IN THE CONSOLIDATED FINANCIAL STATEMENTS -

The Company recognizes the effects of inflation in its consolidated financial statements in accordance with accounting principles generally accepted in Mexico. As a result of the recognition of the effects of inflation in the consolidated financial statements, the following concepts are included:

      Gain (loss) from holding non-monetary assets represents the change in the basis of restatement of non-monetary assets (primarily property, plant and equipment) vis-a-vis the rate of inflation as measured by the National Consumer Price Index (NCPI--see Note 1f.). Additionally, this figure includes the effect of the restatement of inventories and cost of products sold at replacement cost as required by Statement B-10 issued by the Mexican Institute of Public Accountants (MIPA). This gain (loss) is included directly in shareholders' equity as a component of comprehensive income of the period.

      Gain on net monetary position represents the purchasing power gain from holding monetary items, measured by the NCPI, in Mexican pesos of June 30, 2002 purchasing power. This effect is included in comprehensive financing result in the accompanying consolidated statements of income, as shown on the next page.

------------------------------------------------------------------------------------
                                                                    SIX-MONTH PERIOD
                                                                      ENDED JUNE 30,
                                                              ----------------------
                                                                 2002        2001
------------------------------------------------------------------------------------
Gain on net monetary position...............................  Ps  26,326   Ps  7,656
Interest and financing expense--Net.........................     (22,945)    (36,134)
Foreign exchange (loss) gain--Net...........................    (168,561)     30,360
                                                              ----------------------
Comprehensive financing result..............................  Ps(165,180)  Ps  1,882
------------------------------------------------------------------------------------

Inflation rates in Mexico and Venezuela for the reported periods were as follows:

--------------------------------------------------------------------------
                                                              2002    2001
--------------------------------------------------------------------------
Mexico......................................................   2.6%   2.1%
Venezuela...................................................  12.8%   5.9%
--------------------------------------------------------------------------

B. PRINCIPLES OF CONSOLIDATION AND VALUATION OF INVESTMENTS IN ASSOCIATED COMPANIES -

The accompanying consolidated financial statements include the financial statements of Tamsa and its wholly-owned subsidiaries, which are shown below:

COMPANY                                        MAIN ACTIVITY
-------                                        -------------
Inmobiliaria Tamsa, S. A. de C. V.             Leasing of real estate
Tamsider, S. A. de C. V. (Tamsider) and        Promotion and organization of steel-related
subsidiaries includes Tavsa--Tubos de Acero    companies
de Venezuela, S. A. (Tavsa)--see Note 11
Tamtrade, S. A. de C. V.                       Sale of seamless steel pipe
Empresas Riga, S. A. de C. V. (Riga)           Manufacture of welded connectors made of
(acquired on June 20, 2001)                    seamless steel pipe
Socover, S. A. de C. V. (acquired on October   Sale of seamless steel pipe
1, 2001)
Corporacion Tamsa, S. A. (in process of        Sale of seamless steel pipe
liquidation)

Balances and transactions between the Company and its subsidiaries were eliminated in consolidation.

Investments in associated companies, in which Tamsa owns 10% or more of the common stock, are accounted for by the equity method of accounting. Investments representing less than 10% of the investee's equity are carried at acquisition cost, restated using the NCPI.

C. CASH AND CASH EQUIVALENTS -

Cash and cash equivalents comprise cash and highly liquid short-term securities with an initial maturity of less than three months. Highly liquid short-term securities are carried at fair market value (see Note 8a.).

D. INVENTORIES -

Inventories are stated at their estimated net replacement cost, which is not in excess of their net realizable value (see Note 8c.). The cost of products sold reflects their estimated replacement cost at the time of sale.

In conformity with industry practices, manufacturing tools, spare parts and supplies are included under current assets, even though they may not be consumed within one year.

Based on inventory turnover levels, the Company did not require increasing its allowance for obsolescence during the six-month periods ended June 30, 2002 and 2001.

E. MAINTENANCE EXPENSES OF PRODUCTION CAPACITY -

Ordinary maintenance expenses are expensed as cost of products sold in the period in which they are incurred.

Special maintenance expenses incurred to maintain the production capacity of the industrial facilities are recorded as deferred expenses when incurred are amortized over a period of 12 to 24 months, which corresponds to the period in which the benefits of the maintenance are expected to be realized (see Note 8d.).

F. PROPERTY, PLANT AND EQUIPMENT -

The Company follows the following policies in respect of property, plant and equipment:

-Property and domestically-sourced machinery and equipment are restated by applying factors derived from the NCPI to their carrying value as determined at December 31, 1996, or to their acquisition cost if purchased after that date.

-Imported machinery and equipment are restated by applying inflation factors of the country of origin to the acquisition cost (expressed in the original currency), and subsequently translated at the period-end exchange rate.

As a result of the foregoing valuation methods, the Company recorded a gain from holding non-monetary assets in comprehensive income of Ps478,529 in 2002 and a loss of Ps229,615 in 2001, which are shown as a component of comprehensive income of the period.

Depreciation is calculated by the straight-line method, based on the useful lives of the assets as determined by the Company, on both original cost and the restatement increments (see Note 3).

Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

G. LICENSES AND COMPUTER SOFTWARE COSTS -

Licenses and costs related to the development of software for internal use are capitalized and amortized on a straight-line basis over three years.

H. GOODWILL -

Goodwill is restated by applying inflation factors derived from the NCPI to the acquisition cost and is amortized by the straight-line method over a period, not exceeding five years, that in Management's opinion approximates the period in which the acquired subsidiaries will benefit the Company.

I. LONG-LIVED ASSETS -

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such an asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

J. SENIORITY PREMIUMS -

Seniority premiums to which employees are entitled upon termination of employment, for any cause, after 15 years of service, in accordance with the Federal Labor Law, are recognized as expenses as these premiums accrue, based on actuarial calculations, in conformity with Statement D-3, "Labor

Liabilities" issued by the MIPA. The Company has established a trust fund and a provision for this purpose.

Following is a summary of the relevant significant data related to these benefits:

----------------------------------------------------------------------------------
                                                                          JUNE 30,
                                                              --------------------
                                                                2002        2001
----------------------------------------------------------------------------------
Actuarially determined projected benefit obligation.........  Ps(11,656)  Ps(9,503)
Liability reserve to cover the plan.........................     10,574     11,408
Net assets of the trust.....................................      2,144      1,412
Unamortized prior services cost and adjustments and other
adjustments based in supposals by experience................     (1,062)    (3,317)
                                                              --------------------
Net projected benefit obligation............................  Ps      -   Ps     -
                                                              --------------------
Accumulated benefit obligation..............................  Ps(10,136)  Ps(8,277)
Liability reserve to cover the plan.........................     10,574     11,408
Net assets of the trust.....................................      2,144      1,412
                                                              --------------------
Accumulated net asset.......................................      2,582      4,543
Net projected benefit obligation............................          -          -
                                                              --------------------
Additional liability........................................  Ps      -   Ps     -
----------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD
                                                                 ENDED JUNE 30,
                                                              -----------------
                                                               2002      2001
-------------------------------------------------------------------------------
Service cost................................................  Ps633    Ps  655
Interest cost...............................................    420        441
Return on plan assets.......................................    (93)       (77)
Amortization of transition assets and adjustments and other
adjustments based in supposals by experience................    (50)        11
                                                              -----------------
Net periodic seniority premium expense for the period.......  Ps910    Ps1,030
-------------------------------------------------------------------------------

The following actuarial assumptions were used to determine the present value of accumulated obligations for seniority premiums (excluding inflation effects):

-------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD
                                                                 ENDED JUNE 30,
                                                              -----------------
                                                               2002      2001
-------------------------------------------------------------------------------
Discount rate...............................................   4.50%     4.50%
Salary increase rate........................................   1.00%     1.00%
Return on plan assets.......................................   6.50%     6.50%
-------------------------------------------------------------------------------

Other benefits based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income when they become payable.

K. FOREIGN CURRENCY BALANCES AND TRANSACTIONS -

Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates they are entered into. Balances denominated in foreign currencies are translated at period-end exchange rates. Exchange differences arising from fluctuations in rates between the date of the transaction and the date of settlement, or the balance sheet date, are charged or credited to income.

The financial statements of foreign subsidiaries and associated companies classified as foreign entities are restated using the NCPI of the country in which the entity operates and subsequently translated into Mexican pesos at the exchange rate on the date of the financial statements.

The financial statements of foreign subsidiaries classified as integrated foreign operations are translated as follows: a) monetary assets and liabilities at the exchange rate on the date of the financial statements; b) non-monetary items at the historical exchange rate; c) income statement items at the average monthly exchange rate; and d) the translation gain or loss is recorded as a component of comprehensive financing cost. Mexican peso financial statements are restated at the Company's balance sheet date by applying the provisions of Statement B-10.

L. REVENUE RECOGNITION -

The Company recognizes its revenue in accordance with international commercial terms (incoterms), pursuant to which delivery of products to customers finishes at different points, ranging from Tamsa's to the customer's site.

M. DEBT COSTS -

Costs related to syndicated loans are amortized over the term of the related debt.

N. INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING -

Income tax and employees' statutory profit sharing are charged to income of the period in which they are incurred. Asset tax is recorded as an advance payment of income tax, at its estimated recoverable value at the date of the financial statements.

Deferred income tax is recognized by the comprehensive assets and liabilities method. This method consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the financial statement date.

O. INCOME PER SHARE -

Income per share is computed by dividing consolidated net income corresponding to the majority shareholders by the weighted average number of shares outstanding during the periods, taking in consideration the split mentioned in
Note 5 (339,284,120 in 2002 and 2001). This weighted average number of shares outstanding excludes 3,650,000 shares owned by Tamsider. As of June 30, 2002 and 2001, no dilutive instruments were outstanding (see Note 5).

P. INSURANCE -

In accordance with industry practices, the Company is insured for catastrophic casualty and certain property and business interruption exposures. Additionally, the Company is insured for third party liability as well as for risks required to be covered by law or contract. Costs of insurance are recorded as prepaid expenses and amortized by the straight-line method over the term of the contracts. Costs resulting from noninsured losses are charged to income upon occurrence.

Q. DERIVATIVE FINANCIAL INSTRUMENTS -

The Company occasionally enters into various derivative instruments to hedge its exchange rate exposures, mainly from balances in United States dollars ($), euros (EUR) and Japanese yens (JPY). Additionally, the Company enters into forward contracts to hedge the change in market prices related to raw material (aluminum) and combustible (natural gas), used in its operations.

Derivative financial instruments related to foreign currencies are valued at their fair value at the valuation date. Financial assets and liabilities derived from these financial instruments are accounted for in the balance sheet. Variations in the fair value of the financial instruments from one period to another are charged to income of the period. The cost of these contracts is amortized over their term, and is charged to interest expense (see Note 10).

Contracts to hedge the variations in market prices of aluminum and natural gas do not exceed the production requirements of the period. Realized gains or losses are charged to cost of products sold upon occurrence.

The cumulative effect at the adoption date of this method amounted to Ps 11,321, net of taxes, and is shown as cumulative effect of change in accounting principle in 2001, in accordance with Statement A-7 "Comparability" issued by the MIPA.

R. COMPREHENSIVE INCOME -

The items that integrate earned capital during the period are shown in the statement of changes in shareholders' equity under the concept of comprehensive income. Comprehensive income is shown on the next page.

------------------------------------------------------------------------------------
                                                                    SIX-MONTH PERIOD
                                                                      ENDED JUNE 30,
                                                              ----------------------
                                                                2002         2001
------------------------------------------------------------------------------------
Majority shareholders:
Net income for the period...................................  Ps536,096   Ps 457,651
Cumulative translation adjustment of foreign subsidiaries...    (59,320)    (105,031)
Gain (loss) from holding non-monetary assets................    469,743     (233,815)
                                                              ----------------------
Comprehensive income of majority shareholders...............    946,519      118,805
                                                              ----------------------
Minority shareholders:
Net (loss) income for the period............................    (38,109)      10,326
Cumulative translation adjustment...........................      3,316          318
                                                              ----------------------
Comprehensive (loss) income of minority shareholders........    (34,793)      10,644
                                                              ----------------------
Total comprehensive income..................................  Ps911,726   Ps 129,449
------------------------------------------------------------------------------------

S. NEW ACCOUNTING STANDARDS -

In December 2001, the MIPA issued revised Statement C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which supersedes the original Statements C-9 and C-12, both from 1974, and Circulars 46, 47 and
48. The provisions of this new Statement are effective for years commencing on or after January 1, 2003; however, early adoption is recommended.

The objective of revised Statement C-9 is to establish rules for valuation and disclosure of liabilities and provisions, to determine particular rules for valuation and disclosure of contingent assets and liabilities, and to provide rules for disclosure of commitments acquired by an entity as a part of its normal activities.

In January 2002, the MIPA issued revised Statement C-8, "Intangible Assets", which supersedes the current Statement C-8, effective since 1976. The provisions of this new Statement are effective for years commencing on or after January 1, 2003; however, early adoption is recommended.

The significant provisions of revised Statement C-8 are: (i) it establishes rules and criteria for accounting for research and development costs; (ii) pre-operating costs identified with research and development activities are charged to expenses; and (iii) valuation rules are based on a logical sequence of the assets' useful life, considering initial recognition and valuation of the intangible asset, recognition of an expense, additional payments and valuation after the initial recognition.

NOTE 2--POSITION IN FOREIGN CURRENCIES:

The Company had assets and liabilities denominated in foreign currencies, mainly US dollars, as follows:

---------------------------------------------------------------------------------
                                                                         JUNE 30,
                                                              -------------------
                                                                2002       2001
---------------------------------------------------------------------------------
Liabilities:
Notes payable to banks(1)...................................  $ 58,125   $147,592
Other current liabilities...................................    82,703     53,560
Liabilities of foreign subsidiaries.........................     2,236     19,556
Long-term debt..............................................   108,375      2,647
Deferred liabilities........................................    17,803     13,097
                                                              -------------------
                                                               269,242    236,452
                                                              -------------------
Assets:
Cash and cash equivalents...................................    57,422     21,015
Other current assets (mainly receivables)...................   190,363    185,109
Assets of foreign subsidiaries..............................    14,864     12,766
                                                              -------------------
                                                               262,649    218,890
                                                              -------------------
Net liability position......................................  $  6,593   $ 17,562
---------------------------------------------------------------------------------

(1) Includes $31,500 and $20,900 as of June 30, 2002 and 2001, respectively, of notes payable by Tavsa.

All of the above monetary assets and liabilities were translated at the exchange rates of Ps9.9998 and Ps9.0608 per US dollar at June 30, 2002 and 2001, respectively. Assets and liabilities from Tavsa were translated into Venezuelan bolivars (Bs) at the exchange rates of Bs1,352.75 and Bs718.75 per US dollar, respectively.

As of July 25, 2002, date of issuance of the consolidated financial statements, exchange rates were of Ps9.6130 and Bs1,320.50 per US dollar.

The Company had non-monetary assets purchased in foreign currencies, or for which replacement values were only determinable in foreign currencies, as follows:

---------------------------------------------------------------------------------
                                                                         JUNE 30,
                                                              -------------------
                                                                2002       2001
---------------------------------------------------------------------------------
Inventories.................................................  $ 74,125   $ 74,868
Property, plant and equipment...............................   571,544    552,745
---------------------------------------------------------------------------------

The following represents a summary of foreign currency transactions carried out by the Company:

---------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD
                                                                ENDED JUNE 30,
                                                              -------------------
                                                                2002       2001
---------------------------------------------------------------------------------
Sales.......................................................  $235,241   $264,405
Inventory purchases.........................................   (71,458)   (89,505)
Purchases of plant and equipment............................    (5,239)    (4,218)
Operating expenses..........................................   (27,698)   (31,845)
Interests paid--Net.........................................    (2,009)    (4,671)
---------------------------------------------------------------------------------

NOTE 3--PROPERTY, PLANT AND EQUIPMENT:

-----------------------------------------------------------------------------------------------
                                                                            REMAINING ESTIMATED
                                                               JUNE 30,    YEARS OF USEFUL LIFE
                                            ---------------------------   ---------------------
                                                2002           2001         2002        2001
-----------------------------------------------------------------------------------------------
Land......................................  Ps   420,424   Ps   411,510
                                            ---------------------------
Buildings.................................     2,190,099      2,173,133          35          36
Machinery and equipment...................    12,771,385     11,749,720   20 and 12   21 and 13
                                            ---------------------------
                                              14,961,484     13,922,853
Accumulated depreciation..................    (8,629,653)    (7,599,739)
                                            ---------------------------
                                               6,331,831      6,323,114
                                            ---------------------------
Construction in progress..................     1,270,574        769,573
                                            ---------------------------
                                            Ps 8,022,829   Ps 7,504,197
-----------------------------------------------------------------------------------------------

Depreciation expense for the six-month period ended June 30, 2002 and 2001 amounted to Ps209,579 and Ps188,735, respectively.

NOTE 4--DEBT OBLIGATIONS:

A. SHORT-TERM DEBT -

Notes payable to financial institutions with maturity within one year, and other short-term debt, were as follows:

----------------------------------------------------------------------------------------------
                                                                                      JUNE 30,
                                                  --------------------------------------------
                                                                 2002            2001
----------------------------------------------------------------------------------------------
Unsecured loans from foreign financial
institutions....................................  Ps255,995   $25,600   Ps  452,524   $ 47,592
Current portion of short-term of unsecured loans
with long-term..................................
Current portion of short-term of syndicated
loans with long-term............................    259,994    26,000       950,831    100,000
                                                  --------------------------------------------
                                                  Ps581,238   $58,125   Ps1,403,355   $147,592
----------------------------------------------------------------------------------------------

The 2001 Mexican peso amounts were originally translated using the corresponding exchange rate and are restated in thousands of Mexican pesos of June 30, 2002 purchasing power.

The average annual interest rate over short-term debt for the six-month periods ended June 30, 2002 and 2001 were 4.2% and 6.7%, respectively.

Short-term debt at June 30, 2002 was $58,125 comprised by $31,500 of loans to Tavsa, $26,000 of the first installment of the long-term syndicated loan and $625 of the first installment of the long-term debt of Riga. From loans to Tavsa at June 30, 2002, an amount of $25,600 is guaranteed by Tamsa bearing interest at 3.7% annually, and an amount of $5,900 is guaranteed by Corporacion Tamsa, S. A, bearing interest at 10.5% annually.

At June 30, 2001 short-term debt was $47,592 comprised by debt of Tamsa in the amount of $25,000, bearing interest at 5.1% annually, debt of Riga in the amount of $1,692 bearing interest at 8.8% annually and debt or Tavsa in the amount of $20,900, guaranteed by Tamsa, bearing interest at 6.4% annually.

Interest rates include the effect of a Mexican withholding tax of 4.9% and a Venezuelan withholding tax of 4.95%.

At June 30, 2002 the Company had approved lines of credit amounting to $112,500, from which $47,000 has been utilized for short-term loans to Tavsa and guarantees.

B. LONG-TERM DEBT -

Long-term debt was payable in US dollars and is analyzed as follows:

-----------------------------------------------------------------------------------------------
                                                                                       JUNE 30,
                                                -----------------------------------------------
                                                                  2002                     2001
-----------------------------------------------------------------------------------------------
Syndicated loan payable to foreign and Mexican
financial institutions maturing in May 2002,
prepaid in December 2001......................                           Ps 950,831   $ 100,000
Syndicated loan payable to foreign and Mexican
financial institutions in three semi-annual
installments from June 2003 to June 2004......  Ps1,299,973   $130,000
Unsecured loans from financial institutions to
subsidiary companies..........................      108,998     10,900       25,165       2,647
Current portion of long-term debt.............     (325,243)   (32,525)    (950,831)   (100,000)
                                                -----------------------------------------------
                                                Ps1,083,728   $108,375   Ps  25,165   $   2,647
-----------------------------------------------------------------------------------------------

The average annual interest rates paid on long-term debt, for the six-month periods ended June 30, 2002 and 2001 were 3.2% and 7.9%, respectively.

The annual interest rate on Tamsa's long-term syndicated loan was 3.2% and 6.1% at June 30, 2002 and 2001, respectively. The long-term debt as of June 30, 2002 was $10,900 corresponding to comprises debt of Riga in the amount of $5,000, guaranteed by Tamsa, bearing interest at 3.7% annually with semi-annual installments of $625 commencing on June, 2003, and debt of Tavsa in the amount of $5,900 corresponding to the current portion of long-term debt.

At June 2001, long-term debt of $2,647 was payable by Riga to two Mexican financial institutions bearing interest at an average annual rate of 11.9%. This debt was restructured in December 2001 by contracting a $5,000 long-term loan with a Mexican financial institution bearing interest at 3.7% annually.

Interest rates include the effect of a withholding tax of 4.9%.

Based on the existing terms of the above loan agreements, payments over the next five years are expected to be as follows:

----------------------------------------------------------------------
TWELVE-MONTH PERIOD ENDING JUNE 30
----------------------------------------------------------------------
2003........................................................  $ 32,525
2004........................................................   105,250
2005........................................................     1,250
2006........................................................     1,250
2007........................................................       625
                                                              --------
                                                              $140,900
----------------------------------------------------------------------

C. SYNDICATED LOANS -

On December 14, 2001, Tamsa paid the $100,000 syndicated loan from thirteen foreign banks and two Mexican banks at LIBOR plus 1.75 percentage points, maturing on May 23, 2002. On the same date, Tamsa entered into a new syndicated loan in the amount of $130,000, with a term of two and a half years. This new loan provides for payments of $26,000 in June 2003 and $52,000 each in December 2003 and June 2004, and bears interest at LIBOR plus
1.125 percentage points for the first two years, and at LIBOR plus 1.25 percentage points for the last six months. This loan was utilized to repay the syndicated loan of $100,000, to cover working capital needs and for other general corporate purposes of the Company.

D. COVENANTS -

The most significant covenants under the current loan syndicated agreement are as follows:

- Maintenance of minimum levels of working capital ratio;

- Maintenance of maximum levels of total indebtedness; and

- Compliance with debt service ratios.

At June 30, 2002, and July 25, 2002, date of issuance of the audited consolidated financial statements, the Company was in compliance with the above mentioned covenants.

The new syndicated loan is guaranteed by of the two Company's subsidiaries.

NOTE 5--SHAREHOLDERS' EQUITY:

At the April 27, 2001 ordinary meeting, the Company's stockholders approved a five-to-one split of Tamsa's shares effective July 10, 2001. Also, the conversion factor of the American Depositary Receipts (ADR) was modified, from one ADR to one share, to one ADR to five shares, so that the value of the ADR traded in the American Stock Exchange in New York would not be changed.

The objective of the split was to reduce the relative price of Tamsa's shares and, therefore, to increase their trading volume in Mexico. For comparative purposes, the amounts of prior years related to number of shares have been adjusted to reflect the split retroactively.

All outstanding shares have been subscribed and paid in full and carry the same rights and obligations.

At June 30, 2002, the authorized capital stock consisted of 342,934,120 (68,586,824 before the split) common nominative shares with no par value. The number of authorized and outstanding shares at June 30, 2002 and 2001 was as follows:

--------------------------------------------------------------------------------------------------
SERIES                                                  AUTHORIZED    IN TREASURY(1)   OUTSTANDING
--------------------------------------------------------------------------------------------------
Single................................................  342,934,120     (3,650,000)    339,284,120
--------------------------------------------------------------------------------------------------

(1) Shares owned by Tamsider, a subsidiary of the Company, which were eliminated in consolidation.

At the April 30, 2002 ordinary shareholders' meeting dividends amounting to Ps275,437 (Ps273,546 nominal, equivalent to $0.0875 dollars per share and to $0.4374 dollars per ADR at the exchange rate of Ps9.1182 per dollar) were declared, payable on May 31, of that year. Dividends paid to parties resident in Mexico and abroad were not subject to an income withholding tax. At the April 27, 2001 ordinary shareholders' meeting, dividends amounting to Ps303,045 (Ps291,075 nominal, equivalent to $0.0875 dollars per share and to $0.4374 dollars per ADR at the exchange rate of Ps9.7025 per dollar) were declared, payable on May 30 of that year. The payment of these dividends was subject to a 7.6925% income tax withholding.

Capital stock balance at June 30, 2002 and 2001 restated as of thousands of Mexican pesos of June 30, 2002, comprised the following:

--------------------------------------------------------------------------
Contributions in historical pesos...........................  Ps 1,195,221
Cumulative inflation adjustments............................     9,188,797
                                                              ------------
Amounts as reported in the consolidated balance sheet.......  Ps10,384,018
--------------------------------------------------------------------------

As of June 30, 2002, the Company and its subsidiaries had retained earnings amounting to Ps896,669 appropriated to legal reserves.

Dividends paid from previously taxed retained earnings (which amounted to Ps410,280 at June 30, 2002) are not subject to any income tax payable by the Company. Dividends paid from retained earnings not previously taxed are subject to a 53.85% tax payable by the Company.

Capital reductions are accorded the same tax treatment as dividends for any amount exceeding the value of the cash contributions, adjusted for inflation, plus previously taxed earnings and reinvested previously taxed earnings in accordance with the provisions of the Income Tax Law. Such inflation-indexed contributions amounted to Ps14,229,409 at June 30, 2002.

At July 25, 2002, date of issuance of the audited consolidated financial statements, Siderca International, ApS (Siderca, ApS) and affiliated companies had an ownership interest in the Company of approximately 51%.

Siderca, ApS is a wholly-owned subsidiary of Siderca Sociedad Anonima Industrial y Comercial (Siderca), an Argentine company and one of the world's leading manufacturers of seamless steel pipe. As a result of this majority ownership, in an ordinary meeting held on April 30, 2002, the Company's shareholders appointed the eleven members of Tamsa's Board of Directors following the nominations made by Siderca.

NOTE 6--INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

The Company and its subsidiaries do not file a consolidated income tax return.

The provisions for income tax, asset tax and employees' statutory profit sharing charged to income was as shown on the next page.

-------------------------------------------------------------------------------------
                                                                     SIX-MONTH PERIOD
                                                                       ENDED JUNE 30,
                                                              -----------------------
                                                                 2002         2001
-------------------------------------------------------------------------------------
Consolidated income tax currently payable...................  Ps(241,472)  Ps(277,425)
Asset tax...................................................        (812)      (1,887)
Employees' statutory profit sharing.........................     (72,318)     (56,779)
                                                              -----------------------
                                                                (314,602)    (336,091)
Deferred tax................................................      18,636       43,232
Tax benefit (see last paragraph of this Note)...............     338,740            -
                                                              -----------------------
                                                              Ps  42,774   Ps(292,859)
-------------------------------------------------------------------------------------

Following is a reconciliation of financial reporting income before income tax and taxable income:

-------------------------------------------------------------------------------------
                                                                     SIX-MONTH PERIOD
                                                                       ENDED JUNE 30,
                                                              -----------------------
                                                                 2002         2001
-------------------------------------------------------------------------------------
Income before income tax, asset tax, employees' statutory
profit sharing, equity in associated companies and other
item........................................................  Ps 457,474   Ps 817,614
Permanent differences:
Net monetary (loss) gain for tax purposes...................     (39,476)         680
Gain on net monetary position...............................     (26,326)      (7,656)
Timing differences:
Depreciation and other items................................     226,350      202,222
Depreciation and accelerated depreciation of fixed asset
acquisitions................................................     (94,545)     (77,053)
Excess of cost of sales over inventory purchases............     176,732
Deduction of inventory purchases in excess of cost of
sales.......................................................                   (6,350)
Other.......................................................     133,040     (103,224)
                                                              -----------------------
Combined net taxable income.................................     833,249      826,233
Current tax losses arising from the period..................      33,623          164
                                                              -----------------------
Taxable income..............................................     866,872      826,397
Tax rate (%)................................................          35           35
                                                              -----------------------
                                                                 303,405      289,239
Restatement for inflation...................................       3,068        2,148
                                                              -----------------------
                                                                 306,473      291,387
Asset tax and income tax loss carryforwards and other.......     (65,001)     (13,962)
                                                              -----------------------
Provision for income tax....................................  Ps 241,472   Ps 277,425
-------------------------------------------------------------------------------------

The main temporary differences of Tamsa and its Mexican subsidiaries for which deferred income tax is recognized, are analyzed as follows:

---------------------------------------------------------------------------------------
                                                                               JUNE 30,
                                                              -------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
Inventories.................................................  Ps  954,366   Ps  587,962
Properties, plant and equipment--Net........................    6,007,437     5,668,121
Provisions and allowances...................................     (266,942)     (224,392)
Tax loss carryforwards......................................      (69,274)      (63,595)
                                                              -------------------------
                                                                6,625,587     5,968,096
Income tax rate.............................................          35%           35%
                                                              -------------------------
Deferred income tax.........................................    2,318,955     2,088,834
Asset tax carryforwards.....................................      (24,532)      (16,702)
                                                              -------------------------
Deferred income tax.........................................  Ps2,294,423   Ps2,072,132
---------------------------------------------------------------------------------------

Deferred income tax of the period was determined as follows:

------------------------------------------------------------------------------------------
                                                                          SIX-MONTH PERIOD
                                                                            ENDED JUNE 30,
                                                              ----------------------------
                                                                  2002            2001
------------------------------------------------------------------------------------------
Deferred income tax at the end of the period................  Ps 2,294,423    Ps 2,071,351
Deferred income tax at the beginning of the period..........    (2,091,623)     (2,239,518)
Application to the loss from holding non-monetary assets....      (221,436)        124,935
                                                              ----------------------------
Deferred income tax of the period...........................  Ps   (18,636)   Ps   (43,232)
------------------------------------------------------------------------------------------

As a result of modifications to the Income Tax Law, approved on January 1, 2002, the current income tax rate of 35% will be reduced by 1% annually beginning in 2003 until it reaches a rate of 32% in 2005. This gradual decrease of the income tax rate will reduce deferred tax liability and will increase net income and stockholders' equity by approximately Ps 173,722.

At June 30, 2002, the Company and its subsidiaries had an aggregate Ps69,274 of accumulated tax losses, which can be amortized against profits subject to income tax arising in subsequent years, as shown on the next page.

-----------------------------------------------------------------------------------
                                                              RESTATED    YEAR OF
                       YEAR OF ORIGIN                          AMOUNT    EXPIRATION
-----------------------------------------------------------------------------------
1998........................................................  Ps42,546         2008
1999........................................................       431         2009
2000........................................................    18,286         2010
2001........................................................     8,011         2011
                                                              --------
                                                              Ps69,274
-----------------------------------------------------------------------------------

The tax loss carryforwards amount was restated in accordance with the provisions of the Income Tax Law.

According to the Mexican Tax Law, the Company must pay annually the higher of income or asset tax, which is determined based on the average value of assets, less certain liabilities established by Law. Asset tax payments, when higher than income tax, are refundable and may be carried forward for ten years and credited against future income tax to the extent they exceed future asset tax. The Company has the right to recover the asset tax paid until 2001 in the aggregate amount of Ps24,532, as shown below:

-----------------------------------------------------------------------------------
                         YEAR WHEN                            RESTATED    YEAR OF
                        TAX WAS PAID                           AMOUNT    EXPIRATION
-----------------------------------------------------------------------------------
1992........................................................  Ps 1,043         2002
1993........................................................     1,467         2003
1994........................................................     1,310         2004
1995........................................................     1,244         2005
1996........................................................     2,033         2006
1997........................................................     2,543         2007
1998........................................................     4,190         2008
1999........................................................     5,171         2009
2000........................................................     4,313         2010
2001........................................................       896         2011
2002........................................................       322         2012
                                                              --------
                                                              Ps24,532
-----------------------------------------------------------------------------------

The asset tax amount was restated in accordance with the provisions of the Asset Tax Law.

In the six-month periods ended June 30, 2002 and 2001, the Company recorded provisions amounting to Ps72,318 and Ps56,779 (Ps71,733 and Ps53,716 nominal amounts), respectively, corresponding to employees' statutory profit sharing.

TAX BENEFIT:

During 2002, Tamsa received favorable decision in the injunction case brought by Tamsa against the Ministry of Finance. This decision increased recoverable income tax loss carryforwards of prior years, the main effect of which was a benefit of Ps338,740, which is included in the provision for income tax asset tax and employees' statutory sharing in the statement of income for the six-month period ended June 30, 2002.

NOTE 7--BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Tamsa and Siderca maintain several operating agreements within the scope of their strategic alliance.

The Company had the following balances with Siderca and its affiliates:

---------------------------------------------------------------------------------------
                                                                               JUNE 30,
                                                              -------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
Accounts receivable.........................................  Ps1,323,920   Ps1,299,520
Accounts payable............................................      448,166       310,938
---------------------------------------------------------------------------------------

Transactions with Siderca and its affiliates are summarized as follows:

---------------------------------------------------------------------------------------
                                                                       SIX-MONTH PERIOD
                                                                         ENDED JUNE 30,
                                                              -------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
Revenues:
   Sales of pipe............................................  Ps1,316,321   Ps1,697,240
   Rent and services........................................       28,890        52,013
Purchases and expenses:
   Purchase of raw materials and pipe.......................  Ps  218,983   Ps  109,757
   Purchase of manufacturing equipment, tools and spare
     parts..................................................        1,451         2,682
   Brokerage service commissions............................       71,766        75,689
   Technical assistance and industrial support..............        2,347         4,683
   Royalties................................................       20,580        19,255
   Investment in fixed assets...............................       38,707        33,233
   Plant maintenance........................................       21,268        13,038
   Other expenses...........................................       81,123       103,933
---------------------------------------------------------------------------------------

NOTE 8--OTHER INFORMATION:

Following are details of certain items included in the consolidated balance sheets at June 30, 2002 and 2001.

A. CASH AND CASH EQUIVALENTS:

The Company places its investments with high-credit-quality financial institutions. At June 30, 2002 and 2001, the Company had cash deposits amounting to Ps68,707 and Ps11,433, respectively, the use of which is restricted to guarantees granted in support of loans to subsidiaries and to cover bid and performance bonds related to export operations.

B. ACCOUNTS AND NOTES RECEIVABLE:

---------------------------------------------------------------------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
Customers...................................................  Ps2,097,423   Ps2,091,158
Officers and employees......................................       22,028        19,132
Income tax receivable (tax benefit).........................      338,740             -
Other accounts receivable...................................      184,882       125,107
                                                              -------------------------
                                                                2,643,073     2,235,397
Allowance for doubtful accounts.............................      (60,705)      (60,622)
                                                              -------------------------
                                                              Ps2,582,368   Ps2,174,775
---------------------------------------------------------------------------------------

The majority of the Company's trade accounts receivable are derived from sales to unaffiliated companies in the oil exploration and production industry. The Company performs ongoing credit evaluations of its customers' financial condition, requires collateral whenever deemed necessary, and maintains allowances for potential credit losses.

C. INVENTORIES:

---------------------------------------------------------------------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
Scrap, sponge iron, and other...............................  Ps  341,442   Ps  290,320
Finished and in-process goods...............................      805,412       661,995
Tools, accessories, spare parts and material consumption....      615,514       596,216
                                                              -------------------------
                                                                1,762,368     1,548,531
Allowance for obsolescent inventories.......................     (225,724)     (240,019)
                                                              -------------------------
                                                              Ps1,536,644   Ps1,308,512
---------------------------------------------------------------------------------------

D. PREPAID EXPENSES AND RECOVERABLE TAXES:

----------------------------------------------------------------------------------
                                                                2002       2001
----------------------------------------------------------------------------------
Other prepaid taxes.........................................  Ps 5,276   Ps 78,992
Debt issuance expenses and other............................    32,661      11,142
Deferred special maintenance to be amortized................         -      19,299
                                                              --------------------
                                                              Ps37,937   Ps109,433
----------------------------------------------------------------------------------

E. OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

------------------------------------------------------------------------------------
                                                                2002         2001
------------------------------------------------------------------------------------
Income tax payable(1).......................................  Ps 37,332    Ps155,859
Employees' statutory profit sharing.........................     71,733       56,369
Other taxes payable.........................................    207,706       80,143
Interest and commissions payable............................      9,689        7,197
Other.......................................................     77,276      123,752
                                                              ----------------------
                                                              Ps403,736    Ps423,320
------------------------------------------------------------------------------------

(1) For comparative purposes, the income tax payable at June 30, 2001, amounting to Ps127,103, was offset against the prepaid income tax at the same date.

NOTE 9--INFORMATION ABOUT SEGMENTS AND FOREIGN OPERATIONS BY GEOGRAPHIC AREA:

Tamsa operates primarily in one industry segment, the production and sale of seamless steel pipe used in oil exploration and production. The Company generates sales from two geographic areas: Mexico and Venezuela. Sales from Venezuela are generated through Tavsa.

Net sales to individual foreign markets generated from the Company's Mexican operations that exceeded 10% of consolidated net sales are as follows:

---------------------------------------------------------------------------------------
                                                                       SIX-MONTH PERIOD
                                                                         ENDED JUNE 30,
                                                              -------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
Net sales:
   Mexico...................................................   Ps 828,387    Ps 965,842
   United States............................................      209,794       228,085
   Nigeria..................................................      206,489        82,300
   Canada...................................................      180,223       218,458
   Venezuela................................................      136,835       832,970
   Other....................................................    1,442,758     1,228,295
                                                              -------------------------
   Total....................................................  Ps3,004,486   Ps3,555,950
---------------------------------------------------------------------------------------

Sales to companies serving the Mexican oil industry were approximately 12% and 8% of net sales in the six-month period ended June 30, 2002 and 2001, respectively.

Following is detail of additional disclosures required by International Accounting Standard 14, "Segment Reporting", regarding geographic areas in which the Company operates:

-------------------------------------------------------------------------------------------------
                                                             SIX-MONTH PERIOD ENDED JUNE 30, 2002
                                          -------------------------------------------------------
                                             MEXICO      VENEZUELA   UNITED STATES      TOTAL
-------------------------------------------------------------------------------------------------
Balance sheet:
   Total assets.........................  Ps12,674,930   Ps379,550      Ps 466,640   Ps13,521,120
   Total liabilities....................     5,076,027     398,681                      5,474,708
Income statement:
   Depreciation and other non-cash
      expenses..........................      (218,549)     (7,801)                      (226,350)
Other information:
   Equity in income (loss) of associated
   companies (Note 11)..................         1,219      (3,480)                        (2,261)
   Capital expenditures.................        75,779      31,826                        107,605
-------------------------------------------------------------------------------------------------

The Company has been involved in the following events regarding its foreign commercial activities:

a. In June 1995 the US Department of Commerce established compensatory quotas of 23.79% applicable to the Oil Country Tubular Goods (OCTG) exports, which was reduced to 21.79% in July 1996. During the five years in which the antidumping order was applicable, there were three administrative reviews in which no dumping margin was found. In August 2000, Tamsa started a sunset review process on this case. On March 9, 2001, the US Department of Commerce issued a definitive resolution continuing the application of compensatory quotas of 21.79% on Mexican exports of OCTG and on June 15, 2001, a final resolution of the US International Trade Commission was issued, which ratified the continuation of the antidumping order. Tamsa requested before a North American Free Trade Agreement (NAFTA) panel to appeal these decisions, which it considered as unjustified; also, the Mexican government is preparing an appeal to the World Trade Organization.

b. On June 30, 1999, five American steel manufacturers (plaintiffs) filed with the US Department of Commerce an antidumping complaint against manufacturers of conduction seamless steel pipes of high and standard pressure from Japan, Romania, South Africa, Mexico and the Czech Republic. In July 2000, the final resolution on antidumping was issued, resulting in a margin of 15.05%. The plaintiffs agreed that line pipes installed in water deeper than 1,500 feet (458 meters) not be subject to antidumping restrictions, since American steel manufacturers cannot produce these types of pipes.

c. In March 1999, Tamsa (through The Mexican Ministry of Commerce and Industry, currently The Ministry of Economics) requested the initiation of an antidumping investigation and the application of dumping margins on seamless steel pipe imports from Japan. The request refers to seamless steel line pipe with a diameter of 16 inches or less. In November 2000, the final resolution was issued establishing compensatory quotas of 99.9%, excluding pipe with a diameter smaller than 4 inches.

d. In June 2001, under section 201 of the 1974 Act in the United States, investigations were initiated concerning the need to impose safeguard provisions against imported steel products that could damage the American steel industry. On March 6, 2002, the United States excluded Mexico and Canada, as members of NAFTA, from these investigations.

e. In April 2002, a new process of safeguard was initiated by the Canadian government, in which non-oil conduction pipes with a diameter up to 16 inches were included, among other steel products. On July 5, 2002, Mexico, as a member of NAFTA, was excluded from this process.

f. On May 20, 2002, the government of The People's Republic of China initiated an investigation for the application of safeguard provisions against steel products imports. This investigation included OCTG pipe, as well as line pipe used in oil ducts and gas ducts. Provisional measures were imposed for a six-month period, which established a compensatory quota of 8% and a global amount of 157,000 metric tons as from May 24, 2002. Tamsa is currently working on the required information, which must provide no later than August 4, 2002.

The Mexican steel industry requested The Ministry of Economics to increase duties on certain steel products from those countries that did not have trade agreements with Mexico, in order to protect itself against imports from those countries that cannot sell their products in the US and divert them to Mexico as an alternative market. On September 5, 2001, the Official Gazette established a decree in which the duties on 41 articles were modified, including all non-oil related seamless tubular products, as well as welded steel fittings.

On March 15, 2002, duties for these products were subject to a new increase, from 25% to 35%; this increase was motivated by the significant increase in imports from Eastern Europe.

NOTE 10--FAIR VALUE OF FINANCIAL INSTRUMENTS AND OTHER INVESTMENTS AND
COMMITMENT:

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents, short-term investments and accounts and notes receivable--The carrying amounts approximate their fair market value.

Short-term notes payable to banks--The carrying amounts of the Company's borrowings under its short-term credit agreements approximate their fair value. These liabilities are presented in the consolidated balance sheets at their face value. The interest payable on these liabilities is included in other accounts payable and accrued expenses and the carrying amounts of these liabilities also approximate their fair market values.

Derivative financial instruments--The Company enters into forward contracts in foreign currencies, metals and energy sources.

Due to the variations in the aluminum market price during 2000, the Company entered into twelve forward contracts for this commodity, with monthly maturities, to buy aluminum from July 2000 to June 2001, resulting in a net gain amounting to $74 during the maturity of those contracts.

Due to the increase in natural gas market price, in the second half of year 2000, the Company signed two forward contracts to buy natural gas for the period from September 2000 to February 2001, resulting in a net gain amounting to $791 during the maturity of those contracts.

To hedge the decrease in natural gas market price, on March 2, 2001, the Company entered into an agreement with ENRON North America Corp. (ENRON) for a put option to sell 200,000 million British Thermal Units (BTU) of natural gas monthly, with a strike price of $4.05 dollars per million BTU from March 2002 to December 2003. However, as a result of Enron's bankruptcy, there is no reasonable prospect of exercising the Company's option under this contract, consequently the premium of $2,290 paid to ENRON was written-off in the last quarter of 2001, as there was no future economic benefit from this asset.

In order to cover its exposure from the contract signed with Petroleros Mexicanos (PEMEX), mentioned below, and to swap the fixed price from $4 dollars per million BTU established in the contract into the market price, during March and April, 2002, the Company entered into two option contracts with Citibank, N. A., New York and JP Morgan Chase Bank to sell 160,000 million BTU of natural gas monthly for each contract, at a strike price of $4 dollars per million BTU when market prices of natural gas are not lower than $2 dollars and not higher than $4 dollars per million BTU, for the period from May 1, 2002 to February 28, 2003, likewise; for the period from March 1, 2003 to December 31, 2003, the strike price is $4 dollars per million BTU when market prices of natural gas are not lower than $2.25 dollars and not higher than $4 dollars per million BTU. Likewise, the Company is obligated to sell natural gas at $4 dollars when market prices are higher than $4 dollars for the period from May 1, 2002 to December 31, 2003. Additionally, the Company is obligated to buy 320,000 million BTU of natural gas monthly at a base price of $2.765 dollars per million BTU, for the period from January 1, 2004 to December 31, 2005. At June 30, 2002, the fair value of these instruments was immaterial.

On May 17, 2001, the Company entered into two $5,000 forward currency contracts to exchange Mexican pesos for US dollars. The first contract had a fixed exchange rate of Ps9.48 per US dollar maturing on November 21, 2001. The second contract had a fixed exchange rate of Ps9.94 per US dollar maturing on May 21, 2002. On September 12, 2001, the Company offset the effects of the forward contracts entered into on May 17, 2001 by entering into two additional $5,000 forward contracts to exchange US dollars for Mexican pesos with the same maturity dates as the contracts mentioned above. The contract fixed exchange rates were Ps9.575 and Ps10.045, respectively. These contracts generated a net gain of Ps 475 and Ps 525, respectively, which was recorded in income of year 2001.

To fulfill the annual payments established in the contracts signed with NKKTubes, affiliated company, and to hedge its exchange rate exposures between Japanese yen and US dollar, on December 14, 2001, the Company entered into a JPY37,392 forward contract to exchange Japanese yen for US dollars at a fixed exchange rate of JPY125.78 per US dollar, maturing on July 24, 2002. At June 30, 2002, the Company recorded a net gain of $17.

On December 18, 2001, the Company signed a $5,000 forward contract to exchange US dollars for Mexican pesos at a fixed exchange rate of Ps 9.48 maturing on June 19, 2002. On May 13, 2002, the Company offset the effect of the contract mentioned above by entering into a new forward contract to exchange US dollars with the same amount and maturity date of the first contract, at a fixed exchange rate of Ps9.56, realizing a net gain of Ps400 at the maturity date of the contracts.

On June 19 and 20, 2002, in order to hedge the exchange rate exposures on receivables denominated in euros maturing in July and August, 2002, the Company entered into two forward contracts to sell EUR6,800 and EUR8,975 at a fixed exchange rate of $0.96 and $0.95 per EUR, respectively, with maturities at July 26 and August 30, 2002, respectively. At June 30, 2002, the Company recorded a loss provision of $586 to reduce the exchange gain arising from accounts receivable in euros.

COMMITMENT:

On February 22, 2001, the Company entered into a three-year agreement with PEMEX to receive approximately 296,600 million BTUs of natural gas, on a monthly basis, for the period from January 1, 2001 to December 31, 2003, at a fixed price of $4.0 dollars per million BTU.

NOTE 11--INVESTMENTS IN ASSOCIATED COMPANIES:

Investments in associated companies are as follows:

-----------------------------------------------------------------------------------------------------
                                                                           CUMULATIVE
                                                                          INFLATION AND   INVESTMENTS
                                  %      HISTORICAL       CUMULATIVE       TRANSLATION    AT JUNE 30,
        JUNE 30, 2002           EQUITY      COST       EQUITY IN LOSSES    ADJUSTMENTS       2002
-----------------------------------------------------------------------------------------------------
-Consorcio Siderurgia
 Amazonia, Ltd. ..............  14.11    Ps  895,726      Ps(815,585)       Ps 67,645     Ps 147,786
-Convertible debentures of
 Amazonia.....................               214,583                           (6,269)       208,314
-Valuation allowance for
 investment in Amazonia and
 convertible debentures.......              (149,997)                                       (149,997)
-Sidtam, Ltd. ................  49.00        164,720              (5)           2,360        167,075
-Complejo Siderurgico de
 Guayana, C.A. ...............   7.58         66,317                           49,170        115,487
-Goodwill in shares of
 Tavsa--Net...................                19,007                                          19,007
-Goodwill in shares of Riga...                 9,080                                           9,080
-Other........................                25,171          12,479            7,092         44,742
                                ---------------------------------------------------------------------
                                         Ps1,244,607      Ps(803,111)       Ps119,998     Ps 561,494
-----------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                                                            CUMULATIVE
                                                                           INFLATION AND   INVESTMENTS
                                   %      HISTORICAL       CUMULATIVE       TRANSLATION    AT JUNE 30,
         JUNE 30, 2001           EQUITY      COST       EQUITY IN LOSSES    ADJUSTMENTS       2001
------------------------------------------------------------------------------------------------------
-Consorcio Siderurgia Amazonia,
 Ltd. .........................  14.11    Ps  895,726      Ps(688,322)       Ps 92,937      Ps300,341
-Convertible debentures of
 Amazonia......................               185,000                            5,281        190,281
-Sidtam, Ltd. .................  49.00        164,720              (5)          (5,852)       158,863
-Complejo Siderurgico de
 Guayana, C.A. ................   7.58         66,317                           49,170        115,487
-Goodwill in shares of
 Tavsa--Net....................                50,145                                          50,145
-Goodwill in shares of Riga....                18,160                                          18,160
-Other.........................                 7,091          (3,074)          23,527         27,544
                                 ---------------------------------------------------------------------
                                          Ps1,387,159      Ps(691,401)       Ps165,063      Ps860,821
------------------------------------------------------------------------------------------------------

CONSORCIO SIDERURGIA AMAZONIA, LTD.:

On January 27, 1998, Consorcio Siderurgia Amazonia, Ltd. (Amazonia), of which Tamsa owns 12.5% through its wholly-owned subsidiary Tamsider LLC, acquired 70% of CVG Siderurgica del Orinoco,

C. A. (Sidor), a Venezuelan company, for $1,202,000. The purchase price was subsequently reduced by $150,000.

The share purchase agreement contains certain covenants for Amazonia and its shareholders, for a period of five years that are required to be guaranteed by Amazonia's shareholders to the Fondo de Inversiones de Venezuela (The Venezuelan Investment Fund) and Corporacion Venezolana de Guayana (CVG) for up to $150,000. Covenants include the obligations to continue with Sidor's operations, to supply the requirements of the Venezuelan market, to make certain capital investments and to manage the labor force, as well as the obligation to maintain majority ownership of Sidor. This guarantee was reduced to $125,000 in 2001 and to $75,000 in 2002, since there was no execution of the guarantee in the immediately preceding year. At June 30, 2002, Tamsa's maximum guarantee was $9,375; this guarantee expires in January 2003.

Additionally, the shareholders of Amazonia entered into an agreement under which Amazonia and its stockholders were jointly liable to the Venezuelan government for certain debt of Sidor amounting to $602,800. This guarantee was limited only to any interest due and unpaid during the years ended December 31, 1998 and 1999; however, from the third year onwards it also covered any principal amounts due and unpaid.

On February 23, 2000, Amazonia and Sidor completed agreements with their creditors to restructure their respective debts. The restructuring agreement with the creditors of Amazonia and of Sidor required additional contributions of $300,000 by the stockholders of Sidor, of which $210,000 were provided indirectly by the stockholders of Amazonia through the subscription of subordinated convertible debt and through capital contributions, and the Company was granted a two-year grace period in order to amortize its restructured liabilities.

Tamsa's participation, via Tamsider LLC, was $36,144, which included capital and interest due on prior loans to Sidor of $18,866. A portion of the funds was contributed as capital stock of $18,137, which increased Tamsider LLC's equity in Amazonia from 12.5% to 14.1% and the remainder as subscription of convertible debentures of subordinated debt of $18,007 issued by Amazonia. Tamsider LLC's participation included the portion corresponding to Siderurgica Venezolana Sivensa, S. A., a stockholder of Amazonia, which was not in a position to contribute additional funds.

As a result of the restructuring process, Amazonia had a debt of approximately $245,000 (excluding the subordinated convertible debt detailed later in this Note) and Sidor's debt was approximately $1,200,000. Additionally, Sidor agreed to assign a part of its fixed assets to a trust designating its creditors as beneficiaries for up to $827,000. Tamsider LLC's shares in Amazonia continue to be pledged to Amazonia's creditors.

As a consequence of continuing negative conditions in the worldwide steel industry, the slow-down in the financial markets, the adverse economic and politic situation in Venezuela and other adverse factors, at June 30, 2002, Sidor was in default on certain contractual obligations under the restructuring agreement with its creditors and The Venezuelan Bank of Economics and Social Development, such as: (i) payment of interest due on December 18, 2001, (ii) the deposit of payments of interest, in reserve accounts, on certain debts as stated in the restructuring agreements, and (iii) meeting certain financial ratios. As a result of this default, Sidor's debt is callable at the option of its creditors.

Amazonia and Sidor continue the negotiations with their creditors and The Venezuelan Government, to restructure their debt.

Tamsa accounts for its equity in the losses of Amazonia, through its subsidiary, by translating Amazonia's financial statements expressed in US dollars at the exchange rate on the balance sheet date.

Additionally, Tamsa recognized a gain on net monetary position corresponding to Amazonia of Ps36,939 and Ps46,860 at June 30, 2002 and 2001, respectively, which is included in the equity in loss of associated companies in accordance with Statement B-15 issued by the MIPA.

During the last quarter of 2002, due to the financial condition of Sidor, as a result of the situations mentioned above, Tamsider LLC recorded a valuation allowance of Ps149,997 ($15,000) to reduce the value of its investment in Amazonia and the subordinated convertible debentures. Tamsa's initial investment, made through Tamsider LLC, of $87,800 and its additional capital contribution of $18,137, and $18,006 of subordinated convertible debentures, have been reduced at June 30, 2002 due to the recognition of Amazonia's losses using the equity method of accounting, and for the valuation allowance mentioned above up to Ps206,103 ($20,610). Assets of Tamsider LLC comprise Amazonia's shares and the subordinated convertible debentures.

At June 30, 2002, Tamsider LLC continues having an exposure of $95,439 corresponding to guarantees covering Sidor's debt with The Venezuelan Bank of Economic and Social Development. In addition, Tamsa continues to be guarantor on the performance bond mentioned above.

NOTE 12--RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES (US
GAAP) GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information". The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Therefore, the following reconciliations to US GAAP do not include the reversal of such inflationary effects, except for the valuation of machinery and equipment of foreign origin since 1997, as explained later in this Note.

The main accounting differences between Mexican GAAP and US GAAP are itemized in the reconciliations below (net of any price-level gain or loss), to show their effects on net income and shareholders' equity. Significant US GAAP disclosure requirements that do not represent quantifiable accounting differences are itemized and explained following the reconciliations.

RECONCILIATION OF CONSOLIDATED NET INCOME -

----------------------------------------------------------------------------------------------
                                                               SIX-MONTH PERIOD ENDED JUNE 30,
                                                      SEE      -------------------------------
                                                    SUB-NOTE        2002             2001
----------------------------------------------------------------------------------------------
Net income corresponding to majority shareholders
under Mexican GAAP................................             Ps    536,096    Ps    457,651
Depreciation of machinery and equipment of foreign
origin............................................    (a)             12,977           (9,335)
Deferred income taxes.............................    (b)            (84,528)          65,743
Deferred employees' statutory profit sharing......    (b)             41,998           60,122
Revenue recognition...............................    (c)             57,131          (36,087)
Purchase accounting differences affecting
Company's investment in Amazonia, associated
company...........................................    (e)                  -            3,056
Purchase accounting and pre-operating expense
differences affecting the acquisition of TAVSA,
subsidiary--Net of amortization...................    (e)             21,694            9,369
Minority interest effect of adjustments...........                    (6,508)          (2,810)
Interest capitalized in construction in
  progress........................................    (g)             17,262            9,238
                                                               -------------------------------
Net income under US GAAP..........................             Ps    596,122    Ps    556,947
                                                               -------------------------------
Weighted average number of shares outstanding.....               339,284,120      339,284,120
                                                               -------------------------------
Basic earnings per share computed under
US GAAP (in Mexican pesos)........................             Ps       1.76    Ps       1.64
----------------------------------------------------------------------------------------------

RECONCILIATION OF COMPREHENSIVE NET INCOME -

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, translation adjustments related to foreign subsidiaries and loss from holding non-monetary assets. The following table summarizes the components of comprehensive income:

-----------------------------------------------------------------------------------------------
                                                                SIX-MONTH PERIOD ENDED JUNE 30,
                                                               --------------------------------
                                                                    2002              2001
-----------------------------------------------------------------------------------------------
Net income under US GAAP....................................    Ps   596,122      Ps   556,947
Cumulative translation adjustment related to foreign
  subsidiaries..............................................         (59,320)         (105,031)
Loss from holding non-monetary assets.......................         212,652          (129,138)
                                                               --------------------------------
Comprehensive net income under US GAAP......................         749,454           322,778
Cumulative comprehensive loss at the beginning of the
six-month period under US GAAP..............................      (7,319,329)       (7,868,788)
                                                               --------------------------------
Cumulative comprehensive loss at the end of the six-month
period under US GAAP........................................    Ps(6,569,875)     Ps(7,546,010)
-----------------------------------------------------------------------------------------------

RECONCILIATION OF SHAREHOLDERS' EQUITY -

-------------------------------------------------------------------------------------------------
                                                                  SIX-MONTH PERIOD ENDED JUNE 30,
                                                         SEE      -------------------------------
                                                       SUB-NOTE       2002              2001
-------------------------------------------------------------------------------------------------
Shareholders' equity under Mexican GAAP..............              Ps8,052,218      Ps 7,343,225
Restatement of machinery and equipment of foreign
  origin.............................................    (a)         2,603,624         3,031,756
Accumulated depreciation of machinery and equipment
of foreign origin....................................    (a)          (102,793)         (108,358)
Deferred income taxes................................    (b)          (891,583)       (1,003,861)
Deferred employees' statutory profit sharing.........    (b)          (806,347)         (771,635)
Revenue recognition..................................    (c)           (69,157)         (134,321)
Purchase accounting differences affecting Company's
investment in Amazonia, associated company...........    (e)                --          (103,392)
Purchase accounting and pre-operating expense
differences affecting the acquisition of TAVSA,
subsidiary--Net of accumulated amortization..........    (e)           (19,007)          (50,145)
Minority interest effect of adjustments..............                    5,702            15,044
Interest capitalized in construction in progress.....    (g)           115,707            81,331
                                                                  -------------------------------
Shareholders' equity under US GAAP...................              Ps8,888,364      Ps 8,299,644
-------------------------------------------------------------------------------------------------

ANALYSIS OF CHANGES IN SHAREHOLDERS' EQUITY UNDER US GAAP -

---------------------------------------------------------------------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
Balance at beginning of period..............................  Ps8,411,421   Ps8,283,038
Net income under US GAAP....................................      596,122       556,947
Net income (loss) from holding non-monetary assets..........      212,652      (129,138)
Translation adjustment of foreign subsidiaries..............      (59,320)     (105,031)
Dividends paid..............................................     (272,511)     (306,172)
                                                              -------------------------
Balance at period end.......................................  Ps8,888,364   Ps8,299,644
---------------------------------------------------------------------------------------

SIGNIFICANT DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP -

A. RESTATEMENT OF MACHINERY AND EQUIPMENT OF FOREIGN ORIGIN -

In accordance with the Fifth Amendment to Statement B-10, commencing in 1997 the Company elected to use inflationary factors of the country of origin applied to the acquisition costs expressed in the currency of origin, converted to Mexican pesos at the six month period-end exchange rates. Under US GAAP, this methodology does not comply with Rule 3-20 of the Securities and Exchange Commission (SEC)'s Regulation S-X for presenting price level adjusted financial statements, and consequently, the Company has determined the effects of the machinery and equipment of foreign origin.

The difference between the machinery and equipment of foreign origin restatement determined in accordance with the Fifth Amendment to Statement B-10 compared to the restatement using the NCPI would have resulted in a higher value of these assets of Ps2,500,831 (net of accumulated depreciation of Ps102,793) at June 30, 2000, and Ps2,923,398 (net of accumulated depreciation of Ps108,358) at June 30, 2001.

B. DEFERRED INCOME TAX AND EMPLOYEES' STATUTORY PROFIT SHARING -

The Company follows the provisions of revised Statement D-4, "Accounting Treatment of Income Tax, Asset Tax, and Employee Profit Sharing". The provisions of Statement D-4 require the full asset and liability method, requiring the recognition of the deferred tax effects of all temporary differences between accounting and tax values of assets and liabilities.

Under US GAAP, the Company follows Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes" (SFAS 109) to account its deferred income tax and profit sharing. The provisions of SFAS 109 require deferred income tax and profit sharing to be recognized for all temporary differences including the benefits from utilizing tax loss carryforwards and asset tax credits in the year in which the loss or credits arise (subject to a valuation allowance in respect of any tax benefits not expected to be realized). The subsequent realization of these benefits does not affect income.

The temporary differences under SFAS 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements.

The deferred income tax expense or benefit is calculated as the difference between: a) the deferred tax assets and liabilities at the end of the current period determined as indicated above, and b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period. The deferred employees' statutory profit sharing expense or benefit is calculated similarly.

The significant components of income tax expense under US GAAP were as follows:

-------------------------------------------------------------------------------------
                                                                     SIX-MONTH PERIOD
                                                                       ENDED JUNE 30,
                                                              -----------------------
                                                                 2002         2001
-------------------------------------------------------------------------------------
Current tax.................................................  Ps(241,472)  Ps(277,425)
Deferred tax................................................     (65,892)     108,970
                                                              -----------------------
Total income tax............................................    (307,364)    (168,455)
                                                              -----------------------
Current employees' statutory profit sharing.................     (72,318)     (56,779)
Deferred employees' statutory profit sharing................      41,998       60,122
                                                              -----------------------
Total employees' statutory profit sharing*..................     (30,320)       3,343
                                                              -----------------------
Asset tax...................................................        (812)      (1,887)
                                                              -----------------------
Total income tax, employees' statutory profit sharing and
  asset tax.................................................  Ps(338,496)  Ps(166,999)
-------------------------------------------------------------------------------------

Under US GAAP employees' statutory profit sharing is classified as a component of operating expenses.

The income tax and profit sharing effects of significant items comprising the Company's net deferred income tax and profit sharing assets and liabilities under US GAAP are shown below:

---------------------------------------------------------------------------------------
                                                                       SIX-MONTH PERIOD
                                                                         ENDED JUNE 30,
                                                              -------------------------
                                                                 2002          2001
---------------------------------------------------------------------------------------
Deferred income tax liabilities -
Current:
Inventories.................................................  Ps  475,147   Ps  198,499
Other.......................................................        7,695        10,573
                                                              -------------------------
                                                                  482,842       209,072
Noncurrent:
Property, plant and equipment...............................    3,018,392     3,019,809
                                                              -------------------------
Total.......................................................    3,501,234     3,228,881
                                                              -------------------------
Deferred income tax assets -
Current:
Asset tax carryforwards.....................................      (24,532)       (1,591)
Tax loss carryforwards......................................      (24,246)      (15,175)
Provisions..................................................      (48,740)      (41,066)
Revenue recognition.........................................      (24,205)      (47,013)
                                                              -------------------------
                                                                 (121,723)     (104,845)
Noncurrent:
Other.......................................................     (193,505)      (48,043)
                                                              -------------------------
                                                                 (315,228)     (152,888)
                                                              -------------------------
Net deferred income tax liability under US GAAP.............    3,186,006     3,075,993
Net deferred income tax liability under Mexican GAAP........    2,294,423     2,072,132
                                                              -------------------------
US GAAP adjustment..........................................  Ps  891,583   Ps1,003,861
---------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
                                                                   SIX-MONTH PERIOD
                                                                     ENDED JUNE 30,
                                                              ---------------------
                                                                2002        2001
-----------------------------------------------------------------------------------
Deferred employees' statutory profit sharing liability -
Current:
Inventories.................................................  Ps133,619   Ps 56,531
Other.......................................................      2,199       3,021
                                                              ---------------------
                                                                135,818      59,552
Noncurrent:
Property, plant and equipment...............................    745,193     749,166
                                                              ---------------------
                                                                881,011     808,718
                                                              ---------------------
Deferred employees' statutory profit sharing liability -
Current:
Revenue recognition.........................................     (6,913)    (13,432)
Provisions..................................................    (12,461)     (9,924)
                                                              ---------------------
                                                                (19,374)    (23,356)
Noncurrent:
Other.......................................................    (55,290)    (13,727)
                                                              ---------------------
                                                                (74,664)    (37,083)
                                                              ---------------------
Net deferred employees' profit sharing liability under US
  GAAP......................................................  Ps806,347   Ps771,635
-----------------------------------------------------------------------------------

C. REVENUE RECOGNITION -

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue recognition in Financial Statements" which summarizes the SEC staff's interpretation of US GAAP related to revenue recognition and classification.

In late 1998, the Company initiated a stocking program that provides just-in-time inventory services to its customers around the world. Under Mexican GAAP, revenues are recognized when materials are shipped to affiliated companies that deliver the materials to the customers when requested. Payments are subsequently made to the Company once the customers have paid the affiliated companies for the materials supplied under the terms of the agreements. Based on the guidance provided in SAB 101, revenue would not be recognized until the materials have been delivered to the customers and, accordingly, the Company has retroactively adjusted its revenues and costs of sales for materials that had not been delivered to its customers as of June 30, 2002 and 2001.

The effect of prior years has been reported as a cumulative effect of change in accounting principle at December 31, 2000. Provided below is a summary of the revenues and costs of sales which would be deferred as of June 30, 2002 and 2001 under US GAAP.

-----------------------------------------------------------------------------------
                                                                   SIX-MONTH PERIOD
                                                                     ENDED JUNE 30,
                                                              ---------------------
                                                                2002        2001
-----------------------------------------------------------------------------------
Revenues....................................................  Ps197,591   Ps353,475
  Cost of goods sold........................................    128,434     219,154
                                                              ---------------------
                                                              Ps 69,157   Ps134,321
-----------------------------------------------------------------------------------

D. USE OF ESTIMATES -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

E. ACCOUNTING FOR WORKFORCE REDUCTION PROGRAMS AND PRE-OPERATING EXPENSES -

As explained in Note 11, the Company invested in two companies in Venezuela in 1998 in connection with the privatization of companies in the Venezuelan steel industry. As part of these investments, the Company and its partners developed business plans which contemplated workforce reductions in both companies.

As a result of the Company's plans to reduce the workforces in these companies, the liabilities associated with the reductions were accrued by Sidor and Tavsa as of the date of the acquisitions, which resulted in additional goodwill under Mexican GAAP. During the last quarter of 2001, due to the adverse financial condition of Sidor, the Company wrote off the remaining balance. For US GAAP purposes, however, due to the voluntary nature of the workforce reduction programs, as required by Venezuelan labor laws and the terms of the privatization agreements, the costs associated with these programs would be considered as an expense of the period in which the employees accepted the termination offers.

Due to the start-up nature of the operations at Tavsa the Company deferred certain start-up costs. At June 30, 2002 and 2001, deferred pre-operating expenses amounted to Ps19,007 and Ps50,145 (Ps13,305 and Ps35,101 net of minority interest), respectively. Under US GAAP start-up costs are expensed as incurred.

F. ADDITIONAL INFORMATION ABOUT TERMINATION BENEFITS -

Additional disclosures required by SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88 and 106" are as follows:

---------------------------------------------------------------------------------
                                                                 SIX-MONTH PERIOD
                                                                   ENDED JUNE 30,
                                                              -------------------
                                                                2002       2001
---------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at the beginning of the six-month
  period....................................................  Ps 9,503   Ps10,112
Service cost................................................       633        655
Interest cost...............................................       420        441
Actuarial losses............................................     1,722     (1,195)
Benefits paid...............................................    (1,040)      (573)
Inflation effects...........................................       418         63
                                                              -------------------
Net liability position at the end of the six-month period...  Ps11,656   Ps 9,503
                                                              -------------------
Change in plan assets:
Fair value of plan assets at the beginning of the six-month
  period....................................................  Ps 1,412   Ps 1,584
Actual return on plan assets................................       792        (42)
Inflation effects...........................................       (60)      (130)
                                                              -------------------
Fair value of plan assets at the end of the six-month
  period....................................................  Ps 2,144   Ps 1,412
---------------------------------------------------------------------------------

G. CAPITALIZATION OF INTEREST -

Under Mexican GAAP, interest can be capitalized on loans identified with construction projects.

Under US GAAP, interest is capitalized based upon total interest incurred in relation to additions to construction in progress. During the six-month period ended June 30, 2002 and 2001, the Company would have capitalized Ps20,929 and Ps15,657, respectively, of interest under US GAAP.

The adjustment for capitalized interest is presented net of the effects of inflation and its corresponding depreciation on a straight-line basis. Depreciation of capitalized interest amounted to Ps3,667 in 2002 and Ps6,328 in 2001.

H. EQUITY METHOD OF ACCOUNTING FOR AMAZONIA -

Under US GAAP, a company normally uses the equity method when it owns more than 20% but less than a controlling interest in an investee, provided that it can demonstrate that it has the ability to exercise significant influence over the investee's operating and financial policies.

At June 30, 2002 and 2001, TAMSA had a 14.1% interest in Amazonia; however, it has elected to account for this investment using the equity method since Tamsa forms part of the Techint Group, which had a combined interest of 39.5% in Amazonia at June 30, 2002 and 2001.

I. STATEMENT OF CASH FLOWS -

Under US GAAP, a statement of cash flows is prepared based on the provisions of SFAS 95, "Statement of Cash Flows". This statement does not provide specific guidance for the preparation of cash flows statements for price-level-adjusted financial statements. Cash flows from operating, investing and financing activities in the following statement of cash flows have been adjusted for the effects of inflation on monetary items. The effects of exchange rate changes and inflationary effects on cash have also been segregated from other cash flow activities.

--------------------------------------------------------------------------------------
                                                                      SIX-MONTH PERIOD
                                                                        ENDED JUNE 30,
                                                              ------------------------
                                                                    2002          2001
--------------------------------------------------------------------------------------
Resources provided by operations:
Net income under US GAAP....................................  Ps 596,122   Ps  556,947
                                                              ------------------------
Adjustments to reconcile net income to resources provided by operating activities:
Monetary gain...............................................     (26,326)       (7,656)
Minority interest...........................................     (31,601)       13,136
Depreciation and other......................................     217,040       217,885
Equity in loss of associated companies......................       2,261        42,491
Deferred income taxes and employees' statutory profit
   sharing..................................................      23,894      (169,097)
Exchange gain...............................................      33,083        31,125
Increase in accounts and notes receivable...................    (884,184)     (287,522)
Decrease in inventories.....................................     159,468        23,662
Decrease in prepaid expenses and recoverable taxes..........         889        48,698
Increase in trade accounts payable..........................     325,244       184,355
Increase (decrease) in other accounts payable and accrued
   expenses.................................................      99,898      (164,548)
                                                              ------------------------
Total adjustments...........................................     (80,334)      (67,471)
                                                              ------------------------
Resources provided by operations............................     515,788       489,476
                                                              ------------------------
Resources used in investing activities:
Purchase of associated companies............................           -       (57,486)
Purchase of property, plant and equipment...................    (128,534)     (322,732)
                                                              ------------------------
Resources used in investing activities......................    (128,534)     (380,218)
                                                              ------------------------
Resources used in financing activities:
Increase in short-term debt.................................           -     1,400,741
Decrease in short-term debt.................................           -      (341,073)
Repayments of long-term debt................................           -      (955,077)
Dividends paid..............................................    (272,511)     (306,172)
                                                              ------------------------
Resources used in financing activities......................    (272,511)     (201,581)
                                                              ------------------------
Net increase (decrease) in cash and cash equivalents........     114,743       (92,323)
Effect of exchange rate changes and inflationary effects on
cash and cash equivalents...................................      32,678        23,406
Cash and cash equivalents at beginning of the six-month
period (nominal figures)....................................     556,885       315,293
                                                              ------------------------
Cash and cash equivalents at end of the six-month period....  Ps 704,306   Ps  246,376
                                                              ------------------------
Supplemental cash flow information:
Interest paid net of interest capitalized...................  Ps  27,617   Ps   50,740
                                                              ------------------------
Income tax and asset tax paid...............................  Ps 201,572   Ps  133,380
--------------------------------------------------------------------------------------

J. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS -

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" (SFAS 141) which supersedes APB Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The adoption of SFAS 141 did not have a material effect on the consolidated financial statements.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS 142 did not have a material effect on the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The adoption of SFAS 144 did not have a material effect on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002." SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Management is currently evaluating the impact that the adoption of SFAS 145 will have on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan. SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the consolidated financial statements.

Guillermo Vogel H.                             Claudio Gugliuzza V.
Vice Chairman of the Board                     Administrative Director

[PRICEWATERHOUSECOOPERS LETTERHEAD]

                       REPORT OF INDEPENDENT ACCOUNTANTS

April 1, 2002, except for Note 11, for which the date is June 14, 2002 and for the restatement of the consolidated financial statements in constant Mexican pesos of June 30, 2002 purchasing power, for which the date is September 10, 2002

To the Shareholders of
Tubos de Acero de Mexico, S. A. and subsidiaries

1. We have audited the accompanying consolidated balance sheets of Tubos de Acero de Mexico, S. A. and subsidiaries at December 31, 2001 and 2000, and the related consolidated statements of income, of changes in shareholders' equity and of changes in financial position for each of the three years ended December 31, 2001, 2000 and 1999, all expressed in constant Mexican pesos of June 30, 2002 purchasing power. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tubos de Acero de Mexico, S. A. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and the changes in their shareholders' equity and in their financial position for the three years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in Mexico.

[PRICEWATERHOUSECOOPERS LETTERHEAD]

4. Accounting principles generally accepted in Mexico vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss) expressed in Mexican pesos of June 30, 2002 purchasing power for the years ended December 31, 2001, 2000 and 1999, and the determination of consolidated shareholders' equity and consolidated financial position, also expressed in Mexican pesos of June 30, 2002 purchasing power, at December 31, 2001, 2000 and 1999, to the extend summarized in Note 12 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ BERNARDO ISMAEL GONZALEZ VIDRIO
---------------------------------------------------------
Bernardo Ismael Gonzalez Vidrio

                TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------
                                                                               DECEMBER 31,
                                                              -----------------------------
THOUSANDS OF MEXICAN PESOS OF JUNE 30, 2002 PURCHASING POWER      2001            2000
-------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 8a.)........................  Ps    571,545   Ps    321,942
Accounts and notes receivable--Net (Note 8b.)...............      1,716,302       1,992,654
Inventories--Net (Note 8c.).................................      1,484,208       1,440,490
Prepaid expenses and recoverable taxes (Note 8d.)...........         67,514         139,365
                                                              -----------------------------
Total current assets........................................      3,839,569       3,894,451
INVESTMENTS IN ASSOCIATED COMPANIES--Net (Note 11)..........        596,517       1,005,303
PROPERTY, PLANT AND EQUIPMENT--Net (Note 3).................      7,697,987       7,532,743
OTHER ASSETS................................................         79,077               -
                                                              -----------------------------
Total assets................................................  Ps 12,213,150   Ps 12,432,497
                                                              -----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable to financial institutions, including current
portion of long-term debt (Note 4)..........................  Ps    240,204   Ps    357,963
Trade accounts and notes payable............................        633,576         901,644
Other accounts payable and accrued expenses (Note 8e.)......        332,063         184,843
                                                              -----------------------------
Total current liabilities...................................      1,205,843       1,444,450
                                                              -----------------------------
LONG-TERM DEBT (Note 4).....................................      1,322,060       1,025,679
OTHER LIABILITIES...........................................        186,428         162,118
DEFERRED INCOME TAX (Notes 1n. and 6).......................      2,091,624       2,239,521
                                                              -----------------------------
Total non-current liabilities...............................      3,600,112       3,427,318
                                                              -----------------------------
Total liabilities...........................................      4,805,955       4,871,768
                                                              -----------------------------
SHAREHOLDERS' EQUITY (Note 5):
Capital stock...............................................     10,384,018      10,384,018
Additional paid-in capital..................................      6,790,623       6,790,623
Retained earnings...........................................     15,587,814      15,332,600
Cumulative deferred income tax (Notes 1n. and 6)............     (2,320,423)     (2,320,423)
Cumulative translation adjustment...........................       (809,483)       (700,680)
Cumulative loss from holding non-monetary assets............    (22,254,341)    (21,955,550)
                                                              -----------------------------
Equity of majority shareholders.............................      7,378,208       7,530,588
Minority interest in consolidated subsidiary................         28,987          30,141
                                                              -----------------------------
Total shareholders' equity..................................      7,407,195       7,560,729
CONTINGENCIES AND COMMITMENT (Notes 9 and 10)...............
                                                              -----------------------------
Total liabilities and shareholders' equity..................  Ps 12,213,150   Ps 12,432,497
-------------------------------------------------------------------------------------------

The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.                             Claudio Gugliuzza V.
Vice Chairman of the Board                     Administrative Director

                TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

(NOTE 7)

-----------------------------------------------------------------------------------------------------
                                                                    YEARS ENDED DECEMBER 31,
THOUSANDS OF MEXICAN PESOS--EXCEPT EARNINGS PER SHARE--OF  ------------------------------------------
             JUNE 30, 2002 PURCHASING POWER                    2001           2000           1999
-----------------------------------------------------------------------------------------------------
Net sales............................................      Ps 6,698,756   Ps 6,275,394   Ps 4,955,173
Cost of products sold................................        (3,949,394)    (4,108,798)    (3,496,346)
Selling, general and administrative expenses.........        (1,251,363)    (1,140,988)      (914,661)
                                                           ------------------------------------------
Operating profit.....................................         1,497,999      1,025,608        544,166
Comprehensive financing cost (Note 1a.)..............           (40,885)       (85,974)      (141,809)
Other (expenses) income--Net.........................           (26,055)        (9,592)        13,579
                                                           ------------------------------------------
Income before taxes, employees' statutory profit sharing,
equity in associated companies and extraordinary item...      1,431,059        930,042        415,936
Income tax, asset tax and employees' statutory profit
sharing (Note 6).....................................          (575,504)      (469,701)      (395,459)
                                                           ------------------------------------------
Income before equity in associated companies and
extraordinary item...................................           855,555        460,341         20,477
Equity in loss of associated companies (Note 11).....          (282,485)       (51,081)      (368,129)
                                                           ------------------------------------------
Income (loss) before the following items.............           573,070        409,260       (347,652)
Extraordinary item--Reduction in income tax arising from
realization of prior years' tax loss and asset tax
carryforwards (Note 6)...............................                 -              -        257,477
Cumulative effect of change in accounting principle (Note
1q.).................................................           (11,231)             -              -
                                                           ------------------------------------------
Net income (loss)....................................      Ps   561,839   Ps   409,260   Ps   (90,175)
                                                           ------------------------------------------
Net income (loss) corresponding to majority
shareholders.........................................      Ps   558,258   Ps   426,566   Ps   (60,768)
Minority interest in income (loss) of consolidated
subsidiary...........................................             3,581        (17,306)       (29,407)
                                                           ------------------------------------------
Net income (loss)....................................      Ps   561,839   Ps   409,260   Ps   (90,175)
                                                           ------------------------------------------
Income (loss) per share in Mexican pesos (Note 1o.):
Income (loss) before the following items.............      Ps      1.68   Ps      1.21   Ps     (1.03)
Extraordinary item...................................                 -              -           0.76
Cumulative effect of change in accounting principle...            (0.03)             -              -
                                                           ------------------------------------------
Income (loss) per share..............................      Ps      1.65   Ps      1.21   Ps     (0.27)
-----------------------------------------------------------------------------------------------------

The accompanying twelve notes are an integral part of these consolidated financial statements.


Guillermo Vogel H.                             Claudio Gugliuzza V.
Vice Chairman of the Board                     Administrative Director

                TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(NOTE 5)

--------------------------------------------------------------------------------------------------------------------------------
             THOUSANDS OF                                                                                        CUMULATIVE LOSS
           MEXICAN PESOS OF                            ADDITIONAL                    CUMULATIVE    CUMULATIVE     FROM HOLDING
            JUNE 30, 2002                 CAPITAL        PAID-IN       RETAINED       DEFERRED     TRANSLATION    NON-MONETARY
           PURCHASING POWER                STOCK         CAPITAL       EARNINGS      INCOME TAX    ADJUSTMENT        ASSETS
--------------------------------------------------------------------------------------------------------------------------------
Balances at January 1, 1999...........  Ps10,689,846   Ps6,727,295   Ps15,410,501                  Ps(402,497)    Ps(20,041,700)
Purchase of treasury shares...........                                    (32,981)
Cancellation of treasury shares.......      (305,828)       63,328        242,500
Dividends paid........................                                   (342,336)
Comprehensive loss (Note 1r.).........                                    (60,768)                   (152,958)       (1,441,710)
                                        ----------------------------------------------------------------------------------------
Balances at December 31, 1999.........    10,384,018     6,790,623     15,216,916                    (555,455)      (21,483,410)
Dividends paid........................                                   (310,882)
Comprehensive loss (Note 1r.).........                                    426,566   Ps(2,320,423)    (145,225)         (472,140)
                                        ----------------------------------------------------------------------------------------
Balances at December 31, 2000.........    10,384,018     6,790,623     15,332,600     (2,320,423)    (700,680)      (21,955,550)
Dividends paid........................                                   (303,044)
Comprehensive income (Note 1r.).......                                    558,258                    (108,803)         (298,791)
                                        ----------------------------------------------------------------------------------------
Balances at December 31, 2001.........  Ps10,384,018   Ps6,790,623   Ps15,587,814   Ps(2,320,423)  Ps(809,483)    Ps(22,254,341)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------  --------------------------------------------
             THOUSANDS OF                                 MINORITY
           MEXICAN PESOS OF               EQUITY OF     INTEREST IN        TOTAL
            JUNE 30, 2002                 MAJORITY      CONSOLIDATED   SHAREHOLDERS'
           PURCHASING POWER             SHAREHOLDERS    SUBSIDIARIES      EQUITY
--------------------------------------  --------------------------------------------
Balances at January 1, 1999...........  Ps 12,383,445    Ps 67,202     Ps12,450,647
Purchase of treasury shares...........        (32,981)                      (32,981)
Cancellation of treasury shares.......
Dividends paid........................       (342,336)                     (342,336)
Comprehensive loss (Note 1r.).........     (1,655,436)     (37,106)      (1,692,542)
                                        --------------------------------------------
Balances at December 31, 1999.........     10,352,692       30,096       10,382,788
Dividends paid........................       (310,882)                     (310,882)
Comprehensive loss (Note 1r.).........     (2,511,222)          45       (2,511,177)
                                        --------------------------------------------
Balances at December 31, 2000.........      7,530,588       30,141        7,560,729
Dividends paid........................       (303,044)                     (303,044)
Comprehensive income (Note 1r.).......        150,664       (1,154)         149,510
                                        --------------------------------------------
Balances at December 31, 2001.........   Ps 7,378,208    Ps 28,987     Ps 7,407,195
--------------------------------------------------------------------------------------------------------------------------------

The accompanying twelve notes are an integral part of these consolidated financial statements.


Guillermo Vogel H.                                             Claudio Gugliuzza V.
Vice Chairman of the Board                                     Administrative Director

                TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

--------------------------------------------------------------------------------------------
                                                             YEARS ENDED DECEMBER 31,
           THOUSANDS OF MEXICAN PESOS OF              --------------------------------------
           JUNE 30, 2002 PURCHASING POWER                2001          2000          1999
--------------------------------------------------------------------------------------------
Resources provided by operations:
Income (loss) before extraordinary item.............  Ps  573,070   Ps  409,260   Ps(347,652)
Adjustments to reconcile net income to resources
provided by operating activities:
Depreciation and other..............................      421,217       404,899      542,509
Deferred income tax.................................        5,744       171,167
Equity in loss of associated companies..............      282,485        51,081      368,129
Exchange loss (gain) which did not require
  resources.........................................       17,110        (8,618)     (89,767)
Decrease (increase) in accounts receivable, notes
receivable, prepaid expenses and recoverable
taxes...............................................      410,487      (410,919)     350,661
(Increase) decrease in inventories..................     (193,783)       36,491      (60,443)
(Decrease) increase in trade accounts and other
accounts payable and accrued expenses...............     (330,682)      337,011     (226,732)
                                                      --------------------------------------
Total adjustments...................................      612,578       581,112      884,357
                                                      --------------------------------------
Resources provided by operations before the
following items.....................................    1,185,648       990,372      536,705
Extraordinary item relating to realization of prior
year's tax loss and asset tax carryforwards.........                                 257,477
Cumulative effect of the year change in accounting
principle (Note 1q.)................................      (11,231)
                                                      --------------------------------------
Resources provided by operations....................    1,174,417       990,372      794,182
                                                      --------------------------------------
Resources used in investing activities:
Increase in interest in subsidiaries and associated
companies...........................................      (51,079)     (392,905)
Purchases of property, plant and equipment--Net.....     (826,477)     (438,975)    (462,780)
                                                      --------------------------------------
Resources used in investing activities..............     (877,556)     (831,880)    (462,780)
                                                      --------------------------------------
Resources used in financing activities:
Net decrease in short-term notes payable to banks...     (103,144)     (842,083)
Increase (decrease) in long-term debt--Net..........      358,928     1,025,680     (518,576)
Dividends paid......................................     (303,044)     (310,882)    (342,336)
Purchase of treasury shares.........................                                 (32,981)
                                                      --------------------------------------
Resources used in financing activities..............      (47,258)     (127,285)    (893,893)
                                                      --------------------------------------
Net increase (decrease) in cash and cash
  equivalents.......................................      249,603        31,207     (562,491)
Cash and cash equivalents at beginning of year......      321,942       290,735      853,226
                                                      --------------------------------------
Cash and cash equivalents at end of year............  Ps  571,545   Ps  321,942   Ps 290,735
--------------------------------------------------------------------------------------------

The accompanying twelve notes are an integral part of these consolidated financial statements.


Guillermo Vogel H                              Claudio Gugliuzza V.
Vice Chairman of the Board                     Administrative Director

                TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2001, 2000 AND 1999
   (IN THOUSANDS OF MEXICAN PESOS (PS) OF JUNE 30, 2002 PURCHASING POWER AND THOUSANDS OF US DOLLARS, CANADIAN DOLLARS AND JAPANESE YEN, EXCEPT RATES OF
                                   EXCHANGE)

NOTE 1--OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Tubos de Acero de Mexico, S. A. (TAMSA or the Company) was formed in 1952 and consists of a group of companies that manufacture and sell seamless steel pipe, primarily for use in the petroleum industry.

The accompanying consolidated financial statements are expressed in thousands of Mexican pesos of December 31, 2001 purchasing power and have been prepared applying accounting principles generally accepted in Mexico.

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

A. RECOGNITION OF THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION -

The Company recognizes the effects of inflation in its financial statements in accordance with accounting principles generally accepted in Mexico. As a result of the recognition of the effects of inflation in the financial statements, the following concepts are included:

Loss from holding non-monetary assets represents the change in the basis of restatement of non-monetary assets (primarily property, plant and equipment) vis-a-vis the rate of inflation as measured by the National Consumer Price Index (NCPI--see Note 1f.). Additionally, this figure includes the effect of the restatement of inventories and cost of products sold at replacement cost as required by Statement B-10 issued by the Mexican Institute of Public Accountants
(MIPA). This loss is included directly in shareholders' equity as a component of comprehensive income (loss).

Gain (loss) on net monetary position represents the purchasing power gain (loss) from holding monetary items, measured by the NCPI, in Mexican pesos of December 31, 2001 purchasing power. This effect is included in comprehensive financing cost in the accompanying consolidated statements of income, as shown below.

-----------------------------------------------------------------------------------------------
                                                                       YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               2001        2000         1999
-----------------------------------------------------------------------------------------------
Gain (loss) on net monetary position.......................  Ps 23,521   Ps 24,090   Ps  (3,636)
Interest and financing expense--Net........................    (78,816)    (74,176)    (116,205)
Foreign exchange gain (loss)--Net..........................     14,410     (35,888)     (21,968)
                                                             ----------------------------------
Comprehensive financing cost...............................  Ps(40,885)  Ps(85,974)  Ps(141,809)
-----------------------------------------------------------------------------------------------

Inflation rates in Mexico were 4.4% in 2001, 9.0% in 2000 and 12.3% in 1999.

B. PRINCIPLES OF CONSOLIDATION AND VALUATION OF INVESTMENTS IN ASSOCIATED COMPANIES -

The accompanying consolidated financial statements include the financial statements of TAMSA and its wholly-owned subsidiaries, which are shown below:

--------------------------------------------------------------------------------------------
COMPANY                                        MAIN ACTIVITY
--------------------------------------------------------------------------------------------
Inmobiliaria Tamsa, S. A. de C. V.             Leasing of real estate
Tamsider, S. A. de C. V. (Tamsider) and        Promotion and organization of steel-related
subsidiaries (see Note 11)                     companies
Corporacion Tamsa, S. A.                       Sale of seamless steel pipe
Tamtrade, S. A. de C. V.                       Sale of seamless steel pipe
Empresas Riga, S. A. de C. V. (RIGA)           Manufacture of welded connectors made of
(acquired on June 20, 2001)                    seamless steel pipe
Socover, S. A. de C. V. (acquired on October   Sale of seamless steel pipe
1, 2001)
--------------------------------------------------------------------------------------------

Balances and transactions between the Company and its subsidiaries were eliminated in consolidation.

Investments in associated companies in which TAMSA owns 10% or more of the common stock are accounted for by the equity method of accounting. Investments representing less than 10% of the investee's equity are carried at acquisition cost, restated using the NCPI.

C. CASH AND CASH EQUIVALENTS -

Cash and cash equivalents comprise cash and highly liquid short-term securities with an initial maturity of less than three months. Highly liquid short-term securities are carried at fair market value (see Note 8a.).

D. INVENTORIES -

Inventories are stated at their estimated net replacement cost, which is not in excess of their net realizable value (see Note 8c.). The cost of products sold reflects their estimated replacement cost at the time of sale.

In conformity with industry practices, manufacturing tools, spare parts and supplies are included under current assets, even though they may not be consumed within one year.

Based on inventory turnover levels, the Company increased its allowance for obsolescence, which is charged to cost of products sold, by Ps1,986 in 2000 and Ps86,231 in 1999. In 2001 it was not necessary to increase this allowance.

E. MAINTENANCE EXPENSES -

Ordinary maintenance expenses are expensed as cost of products sold in the period in which they are incurred.

Special maintenance expenses are incurred to maintain the production capacity of the industrial facilities, and are recorded as deferred expenses when incurred and are amortized over a period of 12 to 24 months, which corresponds to the period in which the benefits of the maintenance are expected to be realized (see
Note 8d.).

F. PROPERTY, PLANT AND EQUIPMENT -

The Company follows the following policies in respect of property, plant and equipment:

-Property and domestically-sourced machinery and equipment are restated by applying factors derived from the NCPI to their carrying value as determined at December 31, 1996, or to their acquisition cost if purchased after that date.

-Imported machinery and equipment are restated by applying inflation factors of the country of origin to the acquisition cost (expressed in the original currency), subsequently translated at the year-end exchange rate.

As a result of the foregoing valuation methods, the Company recorded a loss from holding non-monetary assets in comprehensive income of Ps280,009 in 2001, Ps606,711 in 2000 and Ps1,249,666 in 1999.

Depreciation is calculated by the straight-line method, based on the useful lives of the assets as determined by the Company, on both original cost and the restatement increments (see Note 3).

Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposals, is charged or credited to income.

G. COMPUTER SOFTWARE COSTS -

Licenses and costs related to the development of software for internal use are capitalized and amortized on a straight-line basis over three years.

H. GOODWILL -

Goodwill is restated by applying inflation factors derived from the NCPI to the acquisition cost and is amortized by the straight-line method over a period, not exceeding five years, that in Management's opinion approximates the period in which the acquired subsidiaries will benefit the Company.

I. LONG-LIVED ASSETS -

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such an asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

J. TERMINATION BENEFITS -

Seniority premiums to which employees are entitled upon termination of employment, for any cause, after 15 years of service are recognized as expenses as these premiums accrue, in conformity with Statement D-3, "Labor Liabilities" issued by the MIPA. The Company has established a trust fund for this purpose, to which it makes periodic contributions.

Following is a summary of the relevant significant data:

----------------------------------------------------------------------------------------------
                                                                                  DECEMBER 31,
                                                              --------------------------------
                                                                2001        2000       1999
----------------------------------------------------------------------------------------------
Actuarially determined projected benefit obligation.........  Ps(11,656)  Ps(9,503)  Ps(10,112)
Liability reserve to cover the plan.........................      2,144      1,412       1,585
Net assets of the trust.....................................     10,574     11,408      10,638
Unamortized prior service cost and assumption variations and
other adjustments...........................................     (1,062)    (3,317)     (2,111)
                                                              --------------------------------
Net projected benefit obligation............................  Ps      -   Ps     -   Ps      -
----------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                                                 DECEMBER 31,
                                                              -------------------------------
                                                                2001        2000       1999
---------------------------------------------------------------------------------------------
Accumulated benefit obligation..............................  Ps(10,136)  Ps(8,277)  Ps(8,791)
Liability reserve to cover the plan.........................     10,574     11,408     10,638
Net assets of the trust.....................................      2,144      1,412      1,585
                                                              -------------------------------
Accumulated net asset.......................................      2,582      4,543      3,432
Net projected benefit obligation............................
                                                              -------------------------------
Additional liability........................................  Ps      -   Ps     -   Ps     -
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
                                                               YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                              2001     2000      1999
---------------------------------------------------------------------------------------
Service cost................................................  Ps633   Ps  655   Ps  613
Interest cost...............................................    420       441       478
Return on plan assets.......................................    (93)      (77)      (88)
Amortization of transition assets and assumption variations
and other adjustments.......................................    (49)       11         7
                                                              -------------------------
Net periodic seniority premium expense for the year.........  Ps911   Ps1,030   Ps1,010
---------------------------------------------------------------------------------------

The following actuarial assumptions were used to determine the present value of accumulated obligations for seniority premiums (excluding inflation effects):

---------------------------------------------------------------------------------------
                                                               YEARS ENDED DECEMBER 31,
                                                               ------------------------
                                                                2001     2000     1999
---------------------------------------------------------------------------------------
Discount rate...............................................   4.50%    4.50%    4.50%
Salary increase rate........................................   1.00%    1.00%    0.50%
Return on plan assets.......................................   6.50%    6.00%    6.00%
---------------------------------------------------------------------------------------

Other benefits based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

K. FOREIGN CURRENCY -

Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates they are entered into. Balances denominated in foreign currencies are translated at year-end exchange rates.

Exchange differences arising from fluctuations in rates between the date of the transaction and the date of settlement, or the balance sheet date, are charged or credited to income.

The financial statements of foreign subsidiaries classified as foreign entities are restated using the general consumer price index of the country in which the entity operates and subsequently translated into pesos at the exchange rate on the date of the financial statements.

The financial statements of foreign subsidiaries classified as integrated foreign operations are translated as follows: a) monetary assets and liabilities at the exchange rate on the date of the financial statements; b) non-monetary items at the historical exchange rate; c) income statement items at the average monthly exchange rate; and d) the translation gain or loss is recorded as a component of comprehensive financing cost. Peso financial statements are restated at the Company's balance sheet date by applying the provisions of Statement B-10.

L. REVENUE RECOGNITION -

The Company recognizes its revenue in accordance with international commercial terms (incoterms), pursuant to which delivery of products to customers finishes at different points, ranging from TAMSA's to the customer's site.

M. DEBT COSTS -

Costs related to syndicated loans are amortized over the term of the related debt.

N. INCOME TAX AND EMPLOYEES' STATUTORY PROFIT SHARING -

Income tax and employees' statutory profit sharing are charged to income of the year in which they are incurred. Asset tax is recorded as an advance payment of income tax, at its estimated recoverable value at the date of the financial statements.

Deferred income tax is recognized by the comprehensive assets and liabilities method. This method consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the financial statement date. The cumulative effect of this method at the adoption date (January 1, 2000) increased the deferred income tax liability by Ps2,320,423 (Ps2,047,431 nominal amount) and reduced stockholders' equity by the same amount.

O. INCOME (LOSS) PER SHARE -

Income (loss) per share is computed by dividing consolidated net income (loss) corresponding to the majority shareholders by the weighted average number of shares outstanding during the years (339,284,120 in 2001 and 2000, and 339,409,820 in 1999). The weighted average number of shares outstanding excludes 3,650,000 shares owned by a subsidiary. As of December 31, 2001, 2000 and 1999, no dilutive instruments were outstanding (see Note 5).

P. INSURANCE -

In accordance with industry practices, the Company is insured for catastrophic casualty and certain property and business interruption exposures. Additionally, the Company is insured for third party liability as well as for risks required to be covered by law or contract. Costs resulting from noninsured losses are charged to income upon occurrence.

Q. DERIVATIVE FINANCIAL INSTRUMENTS -

The Company occasionally enters into various derivative instruments to hedge its exchange rate exposures, mainly from balances in United States dollars ($), Canadian dollars (CAD) and Japanese yen (JPY). Additionally, the Company enters into forward contracts to hedge the change in market prices related to raw material (aluminum) and combustible (natural gas), used in its operations.

Starting January 1, 2001, the Company adopted the provisions of Statement C-2, "Derivative Financial Instruments", issued by the MIPA; therefore, from that date all derivative financial instruments are valued at their fair value at the valuation date, and the financial assets and liabilities generated by these financial instruments are accounted for in the balance sheet; the variation in the fair value of the financial instruments from one period to another is recognized in the income of the year. The cost of these contracts is amortized over their term, and is charged to interest expense. Prior to December 31, 2000, realized gains from these kinds of contracts were recognized as operating results at their maturity date. Losses realized from these contracts were recognized as incurred (see Note 10).

The cumulative effect at the beginning of the year resulting from this change of method was Ps 11,231, net of taxes, and is shown as cumulative effect of change in accounting principle in the 2001 income statement, in accordance with Statement A-7 issued by the MIPA.

R. COMPREHENSIVE INCOME (LOSS) -

Starting January 1, 2001, the Company adopted the provisions of the new Statement B-4, "Comprehensive income", issued by the MIPA, which requires that all items, that affect earned surplus during the year, be shown in the statement of changes in shareholders' equity under "comprehensive income". For comparative purposes the statements of changes in shareholders' equity for the years 2000 and 1999 have been restructured. The comprehensive income (loss) for the years ended December 31, 2001, 2000 and 1999 are analyzed as follows:

---------------------------------------------------------------------------------------------
                                                        2001          2000           1999
---------------------------------------------------------------------------------------------
Majority shareholders:
Net income (loss)..................................  Ps 558,258   Ps   426,566   Ps   (60,768)
Cumulative effect of deferred income tax...........                 (2,320,423)
Cumulative translation adjustment..................    (108,803)      (145,225)      (152,958)
Loss from holding non-monetary assets..............    (298,791)      (472,140)    (1,441,710)
                                                     ----------------------------------------
Comprehensive income (loss) of majority
   shareholders....................................     150,664     (2,511,222)    (1,655,436)
                                                     ----------------------------------------
Minority shareholders:
Net income (loss)..................................       3,581        (17,306)       (29,407)
Cumulative translation adjustment..................      (4,735)        17,351         (7,699)
                                                     ----------------------------------------
Comprehensive (loss) income of minority
   shareholders....................................      (1,154)            45        (37,106)
                                                     ----------------------------------------
Total comprehensive income (loss)..................  Ps 149,510   Ps(2,511,177)  Ps(1,692,542)
---------------------------------------------------------------------------------------------

S. NEW ACCOUNTING STANDARDS -

In December 2001, the MIPA issued revised Statement C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which supersedes the original Statements C-9 and C-12, both from 1974, and Circulars 46, 47 and
48. The provisions of this new Statement are effective for years commencing on or after January 1, 2003; however, early adoption is recommended.

The objective of revised Statement C-9 is to establish rules for valuation and disclosure of liabilities and provisions, to determine particular rules for valuation and disclosure of contingent assets and liabilities, and to provide rules for disclosure of commitments acquired by an entity as a part of its normal activities.

In January 2002, the MIPA issued revised Statement C-8, "Intangible Assets", which supersedes the current Statement C-8, effective since 1976. The provisions of this new Statement are effective for years commencing on or after January 1, 2003; however, early adoption is recommended.

The significant provisions of revised Statement C-8 are: (i) it establishes rules and criteria for accounting for research and development costs; (ii) pre-operating costs identified with research and development activities are charged to expenses; and (iii) valuation rules are based on a logical sequence of the assets' useful life, considering initial recognition and valuation of the intangible asset, recognition of an expense, additional payments and valuation after the initial recognition.

NOTE 2--POSITION IN FOREIGN CURRENCIES:

At December 31, 2001 and 2000, the Company had assets and liabilities denominated in foreign currencies, mainly US dollars, as follows:

---------------------------------------------------------------------------------
                                                                2001       2000
---------------------------------------------------------------------------------
Liabilities:
Notes payable to banks(1)...................................  $ 25,600   $ 34,900
Other current liabilities...................................    49,338     62,044
Liabilities of foreign subsidiaries.........................     6,821     18,088
Long-term debt(2)...........................................   140,900    100,000
Other liabilities...........................................    17,404     12,540
                                                              -------------------
                                                               240,063    227,572
                                                              -------------------
Assets:
Cash and cash equivalents...................................    44,483     19,109
Other current assets (mainly receivables)...................   135,415    148,379
Assets of foreign subsidiaries..............................    20,213     18,705
                                                              -------------------
                                                               200,111    186,193
                                                              -------------------
Net liability position......................................  $ 39,952   $ 41,379
---------------------------------------------------------------------------------

(1) Includes $25,600 in 2001 and $14,900 in 2000 of notes payable by a foreign subsidiary.

(2) Includes $5,900 in 2001 of notes payable by a foreign subsidiary.

All of the above monetary assets and liabilities were translated at the exchange rate of Ps9.142 and Ps 9.572 to 1 US dollar at December 31, 2001 and 2000, respectively. As of April 1, 2002, date of issuance of the audited consolidated financial statements, the exchange rate was Ps9.024 to the US dollar.

At December 31, 2001 and 2000, the Company had non-monetary assets purchased in foreign currencies, or for which replacement values were only determinable in foreign currencies, as follows:

---------------------------------------------------------------------------------
                                                                2001       2000
---------------------------------------------------------------------------------
Inventories.................................................  $ 78,439   $113,292
Property, plant and equipment...............................   566,305    548,527
---------------------------------------------------------------------------------

The following represents a summary of foreign currency transactions:

--------------------------------------------------------------------------------------------
                                                                    YEARS ENDED DECEMBER 31,
                                                           ---------------------------------
                                                             2001        2000        1999
--------------------------------------------------------------------------------------------
Sales....................................................  $ 473,651   $ 365,670   $ 203,034
Inventory purchases......................................   (164,165)   (129,662)    (98,002)
Purchases of property, plant and equipment...............    (17,778)    (13,840)    (12,813)
Operating expenses.......................................    (59,619)    (45,941)    (25,035)
Financing costs--Net.....................................     (8,182)    (10,022)    (15,471)
--------------------------------------------------------------------------------------------

NOTE 3--PROPERTY, PLANT AND EQUIPMENT:

-----------------------------------------------------------------------------------------------
                                                                            REMAINING ESTIMATED
                                                           DECEMBER 31,   YEARS OF USEFUL LIFE}
                                            ---------------------------   ---------------------
                                                2001           2000         2001        2000
-----------------------------------------------------------------------------------------------
Land......................................  Ps   424,613   Ps   396,616
                                            ---------------------------
Buildings.................................     2,198,196      2,143,475          35          36
Machinery and equipment...................    11,818,178     12,308,079   20 and 12   21 and 13
                                            ---------------------------
                                              14,016,374     14,451,554
Accumulated depreciation..................    (7,843,139)    (7,813,659)
                                            ---------------------------
                                               6,173,235      6,637,895
                                            ---------------------------
Construction in progress..................     1,100,139        498,231
                                            ---------------------------
                                            Ps 7,697,987   Ps 7,532,743
-----------------------------------------------------------------------------------------------

Depreciation expense amounted to Ps384,787, Ps375,665 and Ps427,284, for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 4--DEBT OBLIGATIONS:

A. SHORT-TERM DEBT -

At December 31, 2001 and 2000, notes payable to financial institutions maturing within one year, and other short-term debt, were as follows:

----------------------------------------------------------------------------------------------
                                                            2001                  2000
----------------------------------------------------------------------------------------------
Unsecured loans from foreign financial
   institutions....................................  Ps240,204   $25,600   Ps357,963   $34,900
----------------------------------------------------------------------------------------------

The 2000 peso amounts are restated in constant pesos as of December 31, 2001.

The average annual interest rate paid on short-term debt for the years ended December 31, 2001 and 2000 were 6.0% and 7.9%, respectively.

At December 31, 2001, the above short-term loans were contracted by TAVSA, and bore interest at 4% annually. At December 31, 2000, the short-term loans included $14,900 of loans to TAVSA, bearing interest at 12.1% annually. Loans to TAVSA are guaranteed by TAMSA. At December 31, 2000, the annual interest rate on loans to TAMSA was 7.9%. Interest rates include the effect of a Mexican withholding tax of 4.9% and a Venezuelan withholding tax of 4.95%.

The short-term loans from these financial institutions represent the draw-down of unsecured lines of credit facilities denominated in US dollars, bearing interest at variable rates, for terms of up to 360 days. At December 31, 2001 and 2000, the approved line of credit facilities amounted to $187,500 and $221,500, respectively. At December 31, 2001, an amount of $43,300 of these lines of credit has been utilized for short-term loans to TAVSA and guarantees; the available unutilized approved line of credit facilities amounted to $144,200.

TAMSA has a $75,000 global commercial paper program. At December 31, 2001 and 2000, this program was not being used.

B. LONG-TERM DEBT -

Long-term debt at December 31, 2001 and 2000, was payable in US dollars and is analyzed as follows:

----------------------------------------------------------------------------------------------
                                                        2001                     2000
----------------------------------------------------------------------------------------------
Syndicated loan payable to foreign and
Mexican financial institutions prepaid in
December 2001................................                           Ps1,025,679   $100,000
Syndicated loan payable to foreign and
Mexican financial institutions in three
semi-annual installments from June 2003 to
June 2004....................................  Ps1,219,786   $130,000
Unsecured loans from financial
  institutions...............................      102,274     10,900
                                               -----------------------------------------------
                                               Ps1,322,060   $140,900   Ps1,025,679   $100,000
----------------------------------------------------------------------------------------------

The average annual interest rates paid on long-term debt for the years ended December 31, 2001 and 2000 were 6.3% and 8.9%, respectively.

The annual interest rate on TAMSA's long-term syndicated loan was 3.1% and 8.9% at December 31, 2001 and 2000, respectively. The long-term debt of $10,900, as of December 31, 2001, comprises i) TAVSA debt in the amount of $5,900, guaranteed by a subsidiary of TAMSA, bearing interest at a rate of 10.5% annually, and maturing in January 2003; and ii) RIGA debt in the amount of $5,000, guaranteed by TAMSA, bearing interest at a rate of 3.7%, for a term of five years and payable in semi-annual installments after one year and a half from the date of grant. The interest rate includes 4.9% of withholding tax in the case of TAMSA and RIGA, and 4.95% for TAVSA.

C. SYNDICATED LOANS -

On May 23, 2000, TAMSA contracted a $100,000 syndicated loan for a term of two years from thirteen foreign banks and two Mexican banks at LIBOR plus 1.75 percentage points, maturing on May 23, 2002. This loan was used to repay a $50,000 loan and for general corporate purposes of the Company.

On December 14, 2001, TAMSA entered into a new loan in the amount of $130,000, with a term of two and a half years. This new loan provides for payments of $26,000 in June 2003 and $52,000 each in December 2003 and June 2004, and bears interest at LIBOR plus 1.125 percentage points for the first two years, and at LIBOR plus 1.25 percentage points for the last six months. This loan was utilized to repay the syndicated loan of $100,000, to cover working capital needs and for other general corporate purposes of the Company.

D. COVENANTS -

The most significant covenants under the current loan syndicated agreement are as follows:

-Maintenance of minimum levels of working capital ratio;

-Maintenance of maximum levels of total indebtness; and

-Compliance with debt service ratios.

At December 31, 2001 and April 1, 2002, date of issuance of the audited consolidated financial statements, the Company was in compliance with these covenants.

The new syndicated loan is guaranteed by two subsidiaries of the Company.

NOTE 5--SHAREHOLDERS' EQUITY:

At their April 27, 2001 ordinary meeting, the Company's stockholders approved a five-to-one split of TAMSA's shares effective July 10, 2001. Also, the conversion factor of the American Depositary Receipts (ADR) was modified, from one ADR to one share, to one ADR to five shares, so that the value of the ADR traded in the American Stock Exchange in New York would not be changed. The objective of the split was to reduce the relative price of TAMSA's shares and, therefore, to increase their trading volume in Mexico. For comparative purposes, the amounts of prior years related to number of shares have been adjusted to reflect the split retroactively.

All outstanding shares have been subscribed and paid in full and carry the same rights and obligations.

At December 31, 2001, the authorized capital stock consisted of 342,934,120 (68,586,824 before the split) common nominative shares with no par value. The number of authorized and outstanding shares at December 31, 2001 and 2000 was as follows:

------------------------------------------------------------------------------------------------
                       SERIES                         AUTHORIZED    IN TREASURY(1)   OUTSTANDING
------------------------------------------------------------------------------------------------
Single..............................................  342,934,120     (3,650,000)    339,284,120
------------------------------------------------------------------------------------------------

(1) Shares owned by Tamsider, S. A. de C. V., a subsidiary of the Company, which were eliminated in consolidation.

At the April 27, 2001 ordinary stockholders' meeting, dividends amounting to Ps303,045 (Ps291,075 nominal, equivalent to $0.0875 dollars per share and to $0.4374 dollars per ADR at the exchange rate of Ps9.7025 per dollar) were declared, payable on May 30 of that year. The payment of these dividends was subject to a 7.6925% income tax withholding.

At the May 3, 2000 ordinary stockholders' meeting, dividends amounting to Ps310,882 (Ps279,374 nominal, equivalent to $0.0875 dollars per share and to $0.4374 dollars per ADR at the exchange rate of Ps9.3125 per dollar) were declared, payable on May 31 of that year. The payment of these dividends was subject to a 7.6925% income tax withholding.

The capital stock balance at December 31, 2001 and 2000 comprised the following:

--------------------------------------------------------------------------
Contributions in historical pesos...........................  Ps 1,195,221
Cumulative inflation adjustments............................     9,188,797
                                                              ------------
Amounts as reported in the balance sheet....................  Ps10,384,018
--------------------------------------------------------------------------

As of December 31, 2001, the Company and its subsidiaries had Ps860,183 of retained earnings appropriated to legal reserves.

Dividends paid from previously taxed retained earnings (which amounted to Ps1,181,994 at December 31, 2001) are not subject to any income tax payable by the Company. Dividends paid from retained earnings not previously taxed are subject to a 53.85% tax payable by the Company.

Capital reductions are accorded the same tax treatment as dividends for any amount exceeding the value of the cash contributions, adjusted for inflation, plus previously taxed earnings and reinvested previously taxed earnings in accordance with the provisions of the Income Tax Law. Such inflation-indexed contributions amounted to Ps14,230,170 at December 31, 2001.

At April 1, 2002, date of issuance of the audited consolidated financial statements, Siderca International, ApS (SIDERCA, ApS) and affiliated companies had an ownership interest in the Company of approximately 51%. SIDERCA, ApS is a wholly-owned subsidiary of SIDERCA Sociedad Anonima Industrial y Comercial (SIDERCA), an Argentine company and one of the world's leading manufacturers of seamless steel pipe. As a result of this, in an ordinary meeting held on April 27, 2001, the Company's shareholders appointed the eleven members of TAMSA's Board of Directors following the nominations made by SIDERCA.

NOTE 6--INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

The Company and its subsidiaries do not file a consolidated income tax return.

The provisions for income tax, asset tax and employees' statutory profit sharing charged to income were as follows:

---------------------------------------------------------------------------------------------
                                                                YEARS ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              2001        2000        1999
---------------------------------------------------------------------------------------------
Income tax currently payable..............................  Ps463,405   Ps187,989   Ps349,184
Asset tax.................................................      3,811                   6,432
Employees' statutory profit sharing.......................    102,544     110,545      39,843
                                                            ---------------------------------
                                                              569,760     298,534     395,459
Deferred income tax.......................................      5,744     171,167
                                                            ---------------------------------
                                                            Ps575,504   Ps469,701   Ps395,459
---------------------------------------------------------------------------------------------

Below is a reconciliation of financial reporting income before income tax and taxable income:

----------------------------------------------------------------------------------------------
                                                               YEARS ENDED DECEMBER 31,
                                                        --------------------------------------
                                                           2001          2000          1999
----------------------------------------------------------------------------------------------
Consolidated income before taxes, employees' statutory
profit sharing, equity in associated companies and
extraordinary item....................................  Ps1,431,059     Ps930,042    Ps415,937
Permanent differences:
Net monetary loss for tax purposes....................      (75,807)     (118,538)    (211,526)
(Gain) loss on net monetary position..................      (23,521)      (24,090)       3,636
Timing differences:
Depreciation and other items..........................      421,217       404,899      542,509
Depreciation and accelerated depreciation of fixed
asset acquisitions....................................     (142,880)     (200,113)    (229,197)
Excess of cost of sales over inventory purchases......                                 392,839
Deduction of inventory purchases in excess of cost of
   sales..............................................      (96,833)      (46,251)
Other.................................................      (61,971)      100,021       60,128
                                                        --------------------------------------
Combined net taxable income...........................    1,451,264     1,045,970      974,326
Current year tax losses...............................                        603        6,695
                                                        --------------------------------------
Taxable income........................................    1,451,264     1,046,573      981,021
Tax rate (%)..........................................           35            35           35
                                                        --------------------------------------
                                                            507,943       366,300      343,358
Restatement for inflation.............................       10,572         8,514        5,826
                                                        --------------------------------------
                                                            518,515       374,815      349,184
Recovery of asset tax, amortization of prior years'
tax losses and other(1)...............................      (55,110)     (186,826)
                                                        --------------------------------------
                                                        Ps  463,405   Ps  187,989   Ps 349,184
----------------------------------------------------------------------------------------------

(1) In 1999 the recovery of asset tax and the amortization of prior years' tax losses were presented as extraordinary items, in accordance with the accounting principles applicable in those years. If these items had been presented as a reduction of the income tax, the charge to income would have amounted to Ps 91,707.

At December 31, 2001, the main temporary differences of TAMSA and its Mexican subsidiaries for which deferred income tax is recognized, are analyzed as follows:

---------------------------------------------------------------------------------------
                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2001          2000
---------------------------------------------------------------------------------------
Inventories.................................................  Ps  923,636   Ps  835,543
Properties, plant and equipment--Net........................    5,424,608     5,872,599
Provisions and allowances...................................     (236,572)     (230,161)
Tax loss carryforwards......................................      (67,041)      (44,134)
                                                              -------------------------
                                                                6,044,631     6,433,847
Income tax rate.............................................          35%           35%
                                                              -------------------------
Deferred income tax.........................................    2,115,621     2,251,848
Asset tax carryforwards.....................................      (23,996)      (12,327)
                                                              -------------------------
Deferred income tax.........................................  Ps2,091,624(1) Ps2,239,521
---------------------------------------------------------------------------------------

Deferred income tax of the year was determined as follows:

-----------------------------------------------------------------------------------------
                                                                 YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                                  2001           2000
-----------------------------------------------------------------------------------------
Deferred income tax at the end of the year..................  Ps 2,091,624   Ps 2,239,521
Deferred income tax at the beginning of the year............    (2,240,298)(2)   (2,320,426)
Application to the loss from holding non-monetary assets....       154,418        252,072
                                                              ---------------------------
Deferred income tax of the year.............................  Ps     5,744   Ps   171,167
-----------------------------------------------------------------------------------------

(1) Includes Ps4,653 deferred tax asset in connection with the RIGA acquisition.

(2) Includes Ps780 deferred tax asset in connection with the RIGA acquisition.

As a result of modifications to the Income Tax Law approved on January 1, 2002, the current income tax rate of 35% will be reduced by 1% annually beginning in 2003 until it reaches a rate of 32% in 2005. This gradual decrease of the income tax rate will reduce deferred tax liability and will increase net income and stockholders' equity by approximately Ps156,808.

At December 31, 2000, the Company and its subsidiaries had an aggregate Ps67,041 of accumulated tax losses, which can be amortized against profits subject to income tax arising in subsequent years, as shown below:

-----------------------------------------------------------------------------------
                          YEAR OF                                         YEAR OF
                           ORIGIN                              AMOUNT    EXPIRATION
-----------------------------------------------------------------------------------
1998........................................................  Ps40,899         2008
1999........................................................       422         2009
2000........................................................    17,885         2010
2001........................................................     7,835         2011
                                                              --------
                                                              Ps67,041
-----------------------------------------------------------------------------------

The tax loss carryforwards amount was restated in accordance with the provisions of the Income Tax Law.

According to the Mexican tax Law, the Company must pay annually the higher of income or asset tax, which is determined based on the average value of assets, less certain liabilities established by Law. Asset tax payments, when higher than income tax, are refundable and may be carried forward for ten years and credited against future income tax to the extent they exceed future asset tax. The Company has the right to recover the asset tax paid until 2001 in the aggregate amount of Ps23,996, as shown below:

-----------------------------------------------------------------------------------
                                                                          YEAR OF
YEAR OF PAYMENT                                                AMOUNT    EXPIRATION
-----------------------------------------------------------------------------------
1992........................................................   Ps1,044         2002
1993........................................................     1,440         2003
1994........................................................     1,311         2004
1995........................................................     1,244         2005
1996........................................................     2,033         2006
1997........................................................     2,530         2007
1998........................................................     4,147         2008
1999........................................................     5,100         2009
2000........................................................     4,252         2010
2001........................................................       895         2011
                                                              --------
                                                              Ps23,996
-----------------------------------------------------------------------------------

The asset tax amount was restated in accordance with the provisions of the Asset Tax Law.

In 2001, 2000 and 1999, the Company recorded provisions of Ps97,804, Ps74,245 and Ps33,952 (nominal amounts), respectively, corresponding to employees' statutory profit sharing. Additionally, in 2000 the Company charged to income Ps26,657 (nominal), corresponding to employees' statutory profit sharing of 1999.

In 2000, the court handed down a favorable decision in an injunction case brought by TAMSA against the Ministry of Finance, the effect of which was that asset tax carryforwards increased by an amount of approximately Ps60,027 (nominal), which was utilized in the same year.

NOTE 7--BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

TAMSA and SIDERCA maintain several operating agreements within the scope of their strategic alliance.

At December 31, 2001 and 2000, the Company had the following balances with SIDERCA and affiliates:

-------------------------------------------------------------------------------------
                                                                2001         2000
-------------------------------------------------------------------------------------
Accounts and notes receivable...............................  Ps875,518   Ps1,369,085
Accounts payable............................................    196,628       309,977
-------------------------------------------------------------------------------------

Transactions with SIDERCA and its affiliates are summarized as follows:

----------------------------------------------------------------------------------------------
                                                              YEARS ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                          2001          2000          1999
----------------------------------------------------------------------------------------------
Revenues:
Sales of pipe........................................  Ps2,810,658   Ps2,538,394   Ps1,348,266
Rent and services....................................       66,906        67,934         9,557
Interest earned......................................       11,666        24,903
Purchases and expenses:
Purchase of raw materials and pipe...................   Ps 214,354    Ps 355,545    Ps 267,663
Purchase of manufacturing equipment, tools and spare
parts................................................        7,819        15,603        45,950
Brokerage service commissions........................      161,429       116,516       106,578
Technical assistance and industrial support..........       10,932        29,938        23,652
Royalties............................................       42,982        26,750        10,659
Investment in fixed assets...........................      195,540        91,310        19,947
Plant maintenance....................................       32,440        25,034        46,689
Other................................................      177,935        84,944        44,586
----------------------------------------------------------------------------------------------

NOTE 8--OTHER INFORMATION:

Following are details of certain amounts included in the consolidated balance sheets at December 31, 2001 and 2000.

A. CASH AND CASH EQUIVALENTS:

The Company places its investments with high-credit-quality financial institutions. At December 31, 2001 and 2000, the Company had cash deposits amounting to Ps60,798 and Ps157,989, respectively, the use of which is restricted to guarantees granted in support of loans to subsidiaries and to cover bid and performance bonds related to export operations.

B. ACCOUNTS AND NOTES RECEIVABLE:

---------------------------------------------------------------------------------------
                                                                 2001          2000
---------------------------------------------------------------------------------------
Customers...................................................  Ps1,612,966   Ps1,893,353
Officers and employees......................................       11,409        16,226
Other accounts receivable...................................      152,394       146,746
                                                              -------------------------
                                                                1,776,769     2,056,325
Allowance for doubtful accounts.............................      (60,467)      (63,671)
                                                              -------------------------
                                                              Ps1,716,302   Ps1,992,654
---------------------------------------------------------------------------------------

The majority of the Company's trade accounts receivable are derived from sales to unaffiliated companies in the oil exploration and production industry. The Company performs ongoing credit evaluations of its customers' financial condition, requires collateral whenever deemed necessary, and maintains allowances for potential credit losses.

C. INVENTORIES:

---------------------------------------------------------------------------------------
                                                                 2001          2000
---------------------------------------------------------------------------------------
Raw materials...............................................   Ps 351,649    Ps 356,962
Finished and in-process goods...............................      756,626       683,766
Supplies and spare parts....................................      603,147       696,990
                                                              -------------------------
                                                                1,711,422     1,737,718
Allowance for obsolescence..................................     (227,214)     (297,228)
                                                              -------------------------
                                                              Ps1,484,208   Ps1,440,490
---------------------------------------------------------------------------------------

D. PREPAID EXPENSES AND RECOVERABLE TAXES:

----------------------------------------------------------------------------------
                                                                2001       2000
----------------------------------------------------------------------------------
Prepaid income tax(1).......................................             Ps109,760
Other prepaid taxes.........................................  Ps 3,435          81
Debt issuance expenses and other............................    27,917      29,524
Deferred special maintenance................................    36,162
                                                              --------------------
                                                              Ps67,514   Ps139,365
----------------------------------------------------------------------------------

E. OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

-----------------------------------------------------------------------------------
                                                                2001        2000
-----------------------------------------------------------------------------------
Income tax payable(1).......................................  Ps 92,543
Employees' statutory profit sharing.........................     49,341   Ps 32,644
Other taxes payable.........................................    124,783      70,827
Interest and commissions payable............................      6,213      12,336
Other.......................................................     59,183      69,036
                                                              ---------------------
                                                              Ps332,063   Ps184,843
-----------------------------------------------------------------------------------

(1) For comparative purposes, the income tax payable in 2000, amounting to Ps 160,033, was offset against the prepaid income tax of that year.

NOTE 9--INFORMATION ABOUT SEGMENTS AND FOREIGN OPERATIONS:

TAMSA operates primarily in one industry segment, the production and sale of seamless steel pipe used in oil exploration and production. The Company generates sales from two geographic areas: Mexico and Venezuela. Sales from Venezuela are generated through a subsidiary established in that country (see
Note 11b.).

Net sales to individual foreign markets generated from the Company's Mexican operations that exceeded 10% of consolidated net sales for the years ended December 31, 2001, 2000 and 1999, are as follows:

----------------------------------------------------------------------------------------------
                                                          2001          2000          1999
----------------------------------------------------------------------------------------------
Net sales:
Mexico...............................................  Ps2,078,550   Ps2,430,207   Ps2,573,395
Venezuela............................................    1,250,404     1,134,017       511,518
Canada...............................................      402,838       434,626       351,342
United States........................................      354,726       256,613       165,253
Egypt................................................      168,860        13,003       127,984
All other............................................    2,443,378     2,006,928     1,225,681
                                                       ---------------------------------------
Total................................................  Ps6,698,756   Ps6,275,394   Ps4,955,173
----------------------------------------------------------------------------------------------

Sales to companies serving the Mexican oil industry were approximately 11% of net sales in 2001 and 2000, and 19% in 1999.

Additional disclosures required by International Accounting Standard 14, "Segment Reporting", are as follows:

----------------------------------------------------------------------------------------------
                                                AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001
                                       -------------------------------------------------------
                                          MEXICO      VENEZUELA   UNITED STATES      TOTAL
----------------------------------------------------------------------------------------------
Balance sheet:
Total assets.........................  Ps10,797,350   Ps536,177       Ps879,623   Ps12,213,150
Total liabilities....................     4,407,341     398,614                      4,805,955
Income statement:
Depreciation and other non-cash
expenses.............................      (411,107)    (10,110)                      (421,217)
Other information:
Equity in income (loss) of associated
companies (Note 11)..................        14,333    (296,818)                      (282,485)
Capital expenditures.................       777,583      48,894                        826,477
----------------------------------------------------------------------------------------------

The Company has been involved in the following events regarding its foreign commercial activities:

a. In August 1997, TAMSA requested that the US Department of Commerce conduct an administrative review of the antidumping order applicable to its Oil Country Tubular Goods (OCTG) exports to the United States, determined in June 1995 at 23.79% and reduced to 21.79% in July 1996 as a result of the appeal made to a panel pursuant to the provisions of the North American Free Trade Agreement (NAFTA). In September 1998, the Company obtained a preliminary determination from this department, in which no dumping margin was found. In March 1999, this determination was ratified.

In August 2000, TAMSA started a sunset review process on this case, in which the US authorities review the antidumping order after five years of establishing the definitive dumping margin. On March 9, 2001, the US Department of Commerce issued a definitive resolution continuing the application of compensatory quotas of 21.7% on Mexican exports of OCTG. The Company appealed to a NAFTA panel, requesting to review this resolution because the Company considered it unjustifiable.

On June 15, 2001, a final resolution of the International Trade Commission of the US (ITC) was issued, which ratified the continuation of the antidumping order for steel casing and tubing pipe. However, the antidumping order for drill pipe from Mexico was suspended. On August 9, 2001, the Company appealed the decision before a NAFTA panel and is currently awaiting a final resolution.

b. On June 30, 1999, five American steel manufacturers (plaintiffs) filed an antidumping complaint with the US Department of Commerce against manufacturers of conduction seamless steel pipes of high and standard pressure from Japan, Rumania, South Africa, Mexico and the Czech Republic.

In July 2000, the ITC allowed the US Department of Commerce to issue its final ruling on antidumping, which resulted in a margin of 15.1%. This margin will have to be paid on imports of these kinds of pipes.

The plaintiffs agreed that line pipes installed in water deeper than 1,500 feet (458 meters) not be subject to antidumping restrictions, since American steel manufacturers cannot produce pipe that complies with the petroleum industry's requirements for deep water.

c. In March 1999, TAMSA requested that the Mexican Ministry of Commerce and Industry (SECOFI, currently the Ministry of Economics) initiate an antidumping investigation and establish dumping margins on seamless steel pipe imports from Japan, since imports with discrimination pricing had been detected. The request referred to seamless steel line pipe with a diameter of 16 inches or less.

In November 1999, SECOFI issued a preliminary ruling in which a provisional dumping margin of 99.9% on said pipe was imposed. In November 2000, this investigation was concluded, and the 99.9% dumping margin was ratified, excluding pipe with a diameter smaller than 4 inches.

d. During June 2001, under section 201 of the 1974 Act in the United States, investigations were initiated concerning the need to impose safeguard provisions against imported steel products that could damage the American steel industry. These investigations were motivated mainly by the significant increase in imports in recent years. The increase of duties on imports that are causing damage to the American steel industry is being considered. Seamless steel pipe was excluded from these provisions, except for welding connection pipes. On March 6, 2002, the United States excluded Mexico and Canada, as members of NAFTA, from these investigations.

Likewise, the Mexican steel industry requested The Ministry of Economics (SECON) to increase duties on certain steel products from those countries that did not have trade agreements with Mexico, the objective of protecting itself against imports from those countries that cannot sell their products in the US and divert them to Mexico as an alternative market. On September 5, 2001, the Official Gazette established a decree in which the duties on 41 articles were modified, including all non-oil related seamless tubular products, as well as welded steel fittings. On March 15, 2002, duties for these products were subject to a new increase, from 25% to 35%; this increase was motivated by the significant increase in imports from Eastern Europe.

NOTE 10--FAIR VALUE OF FINANCIAL INSTRUMENTS AND OTHER INVESTMENTS:

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

      Cash and cash equivalents, short-term investments and accounts and notes receivable - The carrying amounts approximate their fair market value.

      Short-term notes payable to banks - The carrying amounts of the Company's borrowings under its short-term credit agreements approximate their fair value. These liabilities are presented in the consolidated balance sheets at their face value. The interest payable on these liabilities is included in other accounts payable and accrued expenses. The carrying amounts of these liabilities also approximate their fair market value.

      Derivative financial instruments - The Company enters into forward contracts in foreign currencies, metals and energy sources.

Due to the variations in the aluminum market price during 2000, the Company entered into twelve forward contracts for this commodity, with monthly maturities, to buy aluminum from July 2000 to June 2001, resulting in a net gain of $74.

On August 25, 2000, the Company signed two forward contracts to buy natural gas for the period from September 2000 to February 2001. At December 31, 2001, these contracts resulted in a net gain of $791.

On March 2, 2001, the Company entered into an agreement with ENRON North America Corp. (ENRON) for a put option to sell 200,000 million British Thermal Units
(BTU) of natural gas monthly, with a base price of $4.05 dollars per million BTU. As a result of Enron's bankruptcy, there is no reasonable prospect of exercising the Company's option under this contract. Consequently, the Company does not have a hedge to cover a reduction in natural gas prices below $4.0 dollars per million BTU. Additionally, the premium of $1,738 paid to ENRON was written-off in 2001, as there was no future economic benefit from this asset.

On May 17, 2001, the Company entered into two $5,000 forward currency contracts to exchange Pesos for US dollars. The first contract had a fixed exchange rate of Ps9.48 per US dollar maturing on November 21, 2001. The second contract had a fixed exchange rate of Ps9.94 per US dollar maturing on May 21, 2002.

On September 12, 2001, the Company decided to offset the effects of the forward currency contracts entered into on May 17, 2001 by entering into two additional $5,000 forward contracts to exchange US dollars for Pesos with the same maturity dates as the contracts mentioned above. The contract fixed exchange rates were Ps9.575 and Ps10.045, respectively. For the year ended December 31, 2001, these contracts generated a net gain of Ps488 and Ps539, respectively.

On May 18, 2001, the Company signed a forward sale contract of CAD7,000 with a maturity date of June 21, 2001. For the year ended December 31, 2001, this contract generated a net loss of $27.

On November 30, 2001, the Company entered into another forward sale contract of CAD4,000 with a maturity date of December 20, 2001. For the year ended December 31, 2001, this contract generated a net gain of $1.

To fulfill the annual payments established in the contracts signed with NKKTubes, affiliated company, and to hedge its exchange rate exposures between Japanese Yen and US dollar, on December 14, 2001, the Company entered into a JPY37,392 forward contract to exchange Japanese Yen for US dollars at a fixed exchange rate of JPY125.78 per US dollar maturing on July 24, 2002. For the year ended December 31, 2001, the Company recorded a net gain of $6.

On December 18, 2001, the Company signed a $5,000 forward contract to exchange US dollars for Mexican Pesos at a fixed exchange rate of Ps9.48 maturing on June 19, 2002. For the year ended December 31, 2001, the Company recorded a net loss of Ps1,595.

COMMITMENT:

On February 22, 2001, the Company entered into a three-year agreement with Petroleos Mexicanos (PEMEX) to receive approximately 296,600 million BTUs of natural gas on a monthly basis for the period from January 1, 2001 to December 31, 2003, at a fixed price of $4.0 dollars per million BTU. As of December 31, 2001, the natural gas price was $2.57 dollars per million BTU.

NOTE 11--INVESTMENTS IN ASSOCIATED COMPANIES:

Investments in associated companies are as follows:

---------------------------------------------------------------------------------------------------
                                                                      CUMULATIVE
                                                        CUMULATIVE   INFLATION AND   INVESTMENTS AT
                                   %      HISTORICAL    EQUITY IN     TRANSLATION      DECEMBER 31,
DECEMBER 31, 2001                EQUITY      COST         LOSSES      ADJUSTMENTS              2001
---------------------------------------------------------------------------------------------------
-Consorcio Siderurgia Amazonia,
 Ltd. (see point a.)...........  14.11    Ps  895,726   Ps(812,103)    Ps 92,974       Ps 176,597
-Convertible debentures of
 Amazonia......................               214,583                    (19,117)         195,466
-Valuation allowance for
 investment in Amazonia and
 convertible debentures........              (137,134)                    (3,610)        (140,744)
-Sidtam, Ltd. .................  49.00        164,720           (5)       (7,946)         156,769
-Complejo Siderurgico de
 Guayana, C.A. ................   7.58         66,317                     49,170          115,487
-Goodwill in shares of
 TAVSA--Net (see point b.).....                36,662                        965           37,627
-Goodwill in shares of RIGA....                12,979                        641           13,620
-Other.........................                25,171       11,259         5,265           41,695
                                          ---------------------------------------------------------
                                          Ps1,279,024   Ps(800,849)    Ps118,342       Ps 596,517
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                                                      CUMULATIVE
                                                        CUMULATIVE   INFLATION AND   INVESTMENTS AT
                                   %      HISTORICAL    EQUITY IN     TRANSLATION     DECEMBER 31,
DECEMBER 31, 2000                EQUITY      COST         LOSSES      ADJUSTMENTS         2000
---------------------------------------------------------------------------------------------------
-Consorcio Siderurgia Amazonia,
 Ltd. (see point a.)...........  14.11    Ps  895,726   Ps(642,775)    Ps169,314      Ps  422,265
-Convertible debentures of
 Amazonia......................               188,304                     20,406          208,710
-Sidtam, Ltd. .................  49.00        164,720           (5)        6,654          171,369
-Complejo Siderurgico de
 Guayana, C.A. ................   7.58         66,317                     49,171          115,488
-Goodwill in shares of
 TAVSA--Net (see point b.).....                55,543                      3,973           59,516
-Other.........................                24,519       (3,074)        6,510           27,955
                                          ---------------------------------------------------------
                                          Ps1,395,129   Ps(645,854)    Ps256,028      Ps1,005,303
---------------------------------------------------------------------------------------------------

A. CONSORCIO SIDERURGIA AMAZONIA, LTD.

On January 27, 1998, Consorcio Siderurgia Amazonia, Ltd. (Amazonia), of which TAMSA owns 12.5% through its wholly-owned subsidiary Tamsider LLC, acquired 70% of CVG Siderurgica del Orinoco, C.A. (Sidor), a Venezuelan company, for $1,202,000. The purchase price was subsequently reduced by $150,000.

The share purchase agreement contains certain covenants for Amazonia and its shareholders, for a period of five years that should be guaranteed by Amazonia's shareholders to the Fondo de Inversiones de Venezuela (The Venezuelan Investment
Fund) and Corporacion Venezolana de Guayana (CVG) for up to $150,000. Covenants include the obligations to continue with Sidor's operations, to supply the requirements of the Venezuelan market, to make certain capital investments and to manage the labor force, as well as the obligation to maintain majority ownership of Sidor. This guarantee will be reduced to $125,000 in 2001 and to $75,000 in 2002, if there is no execution of the guarantee in the immediately preceding year. At December 31, 2001, TAMSA's maximum guarantee was $15,625; however, beginning on January 21, 2002, TAMSA's maximum guarantee was reduced to $9,375.

Additionally, the stockholders of Amazonia entered into an agreement under which it and its stockholders were jointly liable to the Venezuelan government for certain debt of Sidor amounting to $602,800. This guarantee was limited only to any interest due and unpaid during the years ended December 31, 1998 and 1999; however, from the third year onwards it also covered any principal amounts due and unpaid.

As a result of an adverse economic environment, Sidor and Amazonia generated negative results, which caused delays in the fulfillment of its financial obligations. On February 23, 2000, Amazonia and Sidor completed the agreements with their creditors to restructure their respective debts. The restructuring agreement with the creditors of Amazonia and of Sidor required additional contributions of $300,000 by the stockholders of Sidor, of which $210,000 were provided indirectly by the stockholders of Amazonia through the subscription of subordinated convertible debt and through capital contributions, and the Company was granted a two-year grace period in order to amortize its restructured liabilities.

TAMSA's participation, via Tamsider LLC, was $36,144, which included capital and interest due on prior loans to Sidor of $18,866. A portion of the funds was contributed as capital stock of $18,137, which increased Tamsider LLC's equity in Amazonia from 12.5% to 14.1% and the remainder as subscription of convertible debentures of subordinated debt of $18,007 issued by Amazonia. Tamsider LLC's participation included the portion corresponding to Siderurgica Venezolana Sivensa, S. A., a stockholder of Amazonia, which was not in a position to contribute additional funds.

As a result of the restructuring, Amazonia had a debt of approximately $245,000 (excluding the subordinated convertible debt detailed later in this Note) and Sidor's debt was approximately $1,200,000. Additionally, Sidor agreed to assign a part of its fixed assets to a trust designating its creditors as beneficiaries for up to $827,000. Tamsider LLC's shares in Amazonia continue to be pledged to Amazonia's creditors.

As a consequence of the worldwide steel industry crisis, the slow-down in the financial markets and other adverse factors, at December 31, 2001, Sidor was in default on certain contractual obligations under the restructuring agreement with its creditors and The Venezuelan Investment Fund, such as: (i) payment of interest due on December 18, 2001, (ii) the deposit of payments of interest, in reserve accounts, on certain debts as stated in the restructuring agreements, and (iii) meeting certain financial ratios. As a result of this default, Sidor's debt is callable at the option of its creditors.

Amazonia and Sidor have initiated negotiations with their creditors and The Venezuelan Investment Fund to restructure their debt. At the date of issuance of the consolidated financial statements it is not possible to assure the results of the negotiations.

TAMSA accounts for its equity in the losses of Amazonia, through its subsidiary, by translating Amazonia's financial statements expressed in US dollars at the balance sheet exchange rate. TAMSA's initial investment, made through Tamsider LLC, of $87,800 and its additional capital contribution of $18,137 have been reduced due to the recognition of Amazonia's losses using the equity method of accounting.

On April 10, 2002, audited financial statements of Amazonia were obtained and, based on these financial statements and on the results of a study of the value of Tamsa's investment in Amazonia, based on the value of Amazonia's net worth according to International Accounting Standards, which was completed on June 14, 2002, the Company adjusted its equity in loss of associated companies, from Ps315,320 to Ps282,485. The effect of this adjustment was a reduction of Ps8,107 in the cumulative translation adjustment (from Ps817,590 to Ps809,483), an increase of Ps40,942 in the investment in associated companies (from Ps555,575 to Ps596,517) and a reduction of Ps49,632 in the allowance for the investment in Amazonia and the subordinated convertible debentures (from Ps190,376 to Ps140,744), previously recorded by the Company as of December 31, 2001. At December 31, 2001, the net value of the investment in Amazonia and the subordinated convertible debentures (including accrued interest) amounted to Ps231,218.

Additionally, TAMSA recognized a gain on net monetary position corresponding to Amazonia of Ps40,365 and Ps87,928 during 2001 and 2000, respectively, which is included in the equity in loss of associated companies in accordance with Statement B-15 issued by the MIPA.

At December 31, 2001, Tamsider LLC had an exposure of $92,228 corresponding to guarantees covering Sidor's debt with The Venezuelan Investment Fund. In addition, TAMSA continues to be guarantor on the performance bond mentioned above.

B. TAVSA--TUBOS DE ACERO DE VENEZUELA, S. A. (TAVSA)

On October 9, 1998, the Company signed a definitive agreement formalizing a strategic association with Corporacion Venezolana de Guayana (CVG), whereby TAMSA through its subsidiaries, acquired 70% of the only producer of seamless steel pipe in Venezuela.

At the October 23, 1998 TAVSA stockholders' meeting, the stockholders approved a $16,700 capital increase, which was subscribed and paid. The CVG subscribed $5,000 by contributing its current facilities and TAMSA, through its subsidiaries, subscribed $11,700 in cash. TAMSA took over control of this new company on November 19, 1998.

At the June 29, 2000 TAVSA stockholder's meeting, the stockholders approved a $6,300 contribution, of which $5,300 was capitalized to absorb accumulated losses at December 31, 1999, and the remainder was contributed as additional paid-in capital. The CVG subscribed $1,890 by contributing assets and TAMSA subscribed $4,410 by means of a cash contribution, through its subsidiary Tavsa LLC.

This strategic association includes two stages: a Modernization Program and an Expansion Program.

The first stage, which was concluded on October 18, 2000, included the modernization of the current facilities to improve equipment efficiency in order to increase the plant capacity to 65,000 metric tons of finished pipes. The completion of the Modernization Program has allowed TAVSA to achieve the expected level of production.

The second stage included the facilities expansion, subject to the achievement of certain conditions contained in the economic and financial feasibility studies for the project, and includes the installation and/or start-up of equipment with greater capacity. It was expected that TAVSA's annual capacity would be approximately 350,000 metric tons of seamless steel pipe at the end of the second stage. At the April 11, 2001 TAVSA stockholders' meeting, the stockholders decided that, given the economic and market conditions, the Expansion Program did not seem feasible and authorized TAMSA's management to review the modernization and installation of a continuous casting equipment. On August 8, 2001, TAVSA's Board of Directors approved to postpone for twelve months the evaluation of the installation of new equipment.

NOTE 12--RECONCILIATION BETWEEN MEXICAN (MEXICAN GAAP) AND UNITED STATES (US
GAAP) GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information". The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Therefore, the following reconciliations to US GAAP do not include the reversal of such inflationary effects, except for the valuation of machinery and equipment of foreign origin since 1997, as explained later in this Note.

The main accounting differences between Mexican GAAP and US GAAP are itemized in the reconciliations below (net of any price-level gain or loss), to show their effects on net income and shareholders' equity. Significant US GAAP disclosure requirements that do not represent quantifiable accounting differences are itemized and explained following the reconciliations.

RECONCILIATION OF CONSOLIDATED NET INCOME -

-----------------------------------------------------------------------------------------------
                                                                       YEARS ENDED DECEMBER 31,
                                         SEE      ---------------------------------------------
                                       SUB-NOTE       2001            2000            1999*
-----------------------------------------------------------------------------------------------
Net income (loss) corresponding to
majority shareholders under Mexican
GAAP.................................             Ps    558,258   Ps    426,566   Ps    (60,768)
Depreciation of machinery and
equipment of foreign origin..........        (a)        (16,748)        (30,182)        (64,187)
Deferred income taxes................        (b)         70,598         100,931         (35,103)
Deferred employees' statutory profit
sharing..............................        (b)        (16,587)         20,756          69,549
Revenue recognition..................        (c)        (28,055)        (98,233)
Purchase accounting differences
affecting Company's investment in
Amazonia, associated company.........        (e)        106,448           5,538          12,686
Purchase accounting and pre-operating
expense differences affecting the
acquisition of TAVSA, subsidiary--Net
of amortization......................        (e)         18,814          26,678          20,414
Minority interest effect of
adjustments..........................                    (5,644)         (8,003)         (6,124)
Interest capitalized in construction
in progress..........................        (g)         26,352          41,956          30,137
                                                  ---------------------------------------------
Net income (loss) under US GAAP......             Ps    713,436   Ps    486,007   Ps    (33,397)
                                                  ---------------------------------------------
Weighted average number of shares
outstanding..........................               339,284,120     339,284,120     339,409,820
                                                  ---------------------------------------------
Basic earnings (loss) per share
computed under US GAAP (in Mexican
pesos)...............................             Ps       2.10   Ps       1.44   Ps      (0.10)
-----------------------------------------------------------------------------------------------

* as adjusted--see below

RECONCILIATION OF COMPREHENSIVE NET INCOME -

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, translation adjustments related to foreign subsidiaries and loss from holding non-monetary assets. The following table summarizes the components of comprehensive income:

-----------------------------------------------------------------------------------------------
                                                              YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         2001           2000          1999*
-----------------------------------------------------------------------------------------------
Net income (loss) under US GAAP....................  Ps   713,436   Ps   486,007   Ps   (33,397)
Cumulative translation adjustment related to
foreign subsidiaries...............................      (108,803)      (145,225)      (152,958)
Loss from holding non-monetary assets..............      (173,203)      (117,503)      (192,040)
                                                     ------------------------------------------
Comprehensive net income (loss) under US GAAP......       431,430        223,279       (378,395)
Cumulative comprehensive loss at the beginning of
the year under US GAAP.............................    (7,868,788)    (8,092,067)    (7,713,672)
                                                     ------------------------------------------
Cumulative comprehensive loss at the end of the
year under US GAAP.................................  Ps(7,437,358)  Ps(7,868,788)  Ps(8,092,067)
-----------------------------------------------------------------------------------------------

* as adjusted--see below

RECONCILIATION OF SHAREHOLDERS' EQUITY -

------------------------------------------------------------------------------------------------
                                                                        YEARS ENDED DECEMBER 31,
                                              SEE      -----------------------------------------
                                            SUB-NOTE       2001          2000          1999*
------------------------------------------------------------------------------------------------
Shareholders' equity under Mexican GAAP...             Ps 7,378,208   Ps7,530,588   Ps10,352,693
Restatement of machinery and equipment of
foreign origin............................    (a)         3,082,152     2,802,141      2,195,431
Accumulated depreciation of machinery and
equipment of foreign origin...............    (a)          (115,769)      (99,022)       (68,840)
Deferred income taxes.....................    (b)        (1,028,490)     (944,668)    (3,113,949)
Deferred employees' statutory profit
   sharing................................    (b)          (848,345)     (831,757)      (852,514)
Revenue recognition.......................    (c)          (126,288)      (98,233)
Purchase accounting differences affecting
Company's investment in Amazonia,
associated company........................    (e)                        (106,448)      (111,985)
Purchase accounting and pre-operating
expense differences affecting the
acquisition of TAVSA, subsidiary--Net of
accumulated amortization..................    (e)           (40,701)      (59,515)       (86,193)
Minority interest effect of adjustments...                   12,210        17,855         25,858
Interest capitalized in construction in
   progress...............................    (g)            98,444        72,093         30,137
                                                       -----------------------------------------
Shareholders' equity under US GAAP........             Ps 8,411,421   Ps8,283,034   Ps 8,370,638
------------------------------------------------------------------------------------------------

* as adjusted--see below

ANALYSIS OF CHANGES IN SHAREHOLDERS' EQUITY UNDER US GAAP -

----------------------------------------------------------------------------------------------
                                                          2001          2000          1999
----------------------------------------------------------------------------------------------
Balance at beginning of year.........................  Ps8,283,034   Ps8,370,637   Ps9,124,349
Net income (loss) under US GAAP......................      713,436       486,007       (33,397)
Loss from holding non-monetary assets................     (173,202)     (117,503)     (192,040)
Purchase of treasury shares..........................                                  (32,981)
Translation adjustment of foreign subsidiaries.......     (108,803)     (145,225)     (152,958)
Dividends paid.......................................     (303,044)     (310,882)     (342,336)
                                                       ---------------------------------------
Balance at year end..................................  Ps8,411,421   Ps8,283,034   Ps8,370,637
----------------------------------------------------------------------------------------------

ADJUSTMENT OF PRIOR YEAR AMOUNTS -

During 2000, the Company changed the amounts previously reported for deferred income tax and profit sharing. The change in deferred income tax was made (1) to reflect the proper application of inflation in determining the tax basis of fixed assets and (2) to include the tax basis of certain inventory not previously considered as a temporary difference. The change in profit sharing was made to include the tax basis of certain inventory not previously considered as a temporary difference. The effect of these adjustments on previously reported consolidated net income for the year ended December 31, 1999 and in the stockholders' equity at December 31, 1999 is as analyzed below:


US GAAP net loss as previously reported.....................  Ps  (78,678)
Difference due to deferred income tax and profit sharing....       45,285
                                                              -----------
US GAAP net loss as adjusted................................  Ps  (33,393)
                                                              -----------
Loss per share as reported (in Mexican pesos)...............  Ps    (0.24)
                                                              -----------
Loss per share as adjusted (in Mexican pesos)...............  Ps    (0.10)
                                                              -----------
US GAAP stockholders' equity as previously reported.........  Ps8,480,307
Difference due to income tax and profit sharing.............     (109,669)
                                                              -----------
US GAAP stockholders' equity as adjusted....................  Ps8,370,638
-------------------------------------------------------------------------

SIGNIFICANT DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP -

A. RESTATEMENT OF MACHINERY AND EQUIPMENT OF FOREIGN ORIGIN -

In accordance with the Fifth Amendment to Statement B-10, commencing in 1997 the Company elected to use inflationary factors of the country of origin applied to the acquisition costs expressed in the currency of origin, converted to Mexican pesos at the year-end exchange rates. Under US GAAP, this methodology does not comply with Rule 3-20 of the Securities and Exchange Commission (SEC)'s Regulation S-X for presenting price level adjusted financial statements, and consequently, the Company has determined the effects of the machinery and equipment of foreign origin.

The difference between the machinery and equipment of foreign origin restatement determined in accordance with the Fifth Amendment to Statement B-10 compared to the restatement using the NCPI would have resulted in a higher value of these assets of Ps2,966,382 (net of accumulated depreciation of Ps115,769) at December 31, 2001, and Ps2,703,119 (net of accumulated depreciation of Ps99,022) at December 31, 2000.

B. DEFERRED INCOME TAX AND EMPLOYEES' STATUTORY PROFIT SHARING -

Prior to December 31, 1999, under Mexican GAAP, income tax was accounted for by the partial liability method. Under this method, deferred tax assets and liabilities were recognized only for non-recurring timing differences between taxable and financial reporting income that were expected to be reversed at definite future dates. Also, Mexican GAAP provided that the benefit from utilizing tax loss carryforwards and asset tax credits could not be recognized until realized, and were accounted for as extraordinary items.

Effective January 1, 2000, the Company adopted the provisions of revised Statement D-4, "Accounting Treatment of Income Tax, Asset Tax, and Employee Profit Sharing". The new Statement D-4 changes the accounting treatment from the partial liability method to the full asset and liability method, requiring the recognition of the deferred tax effects of all temporary differences between accounting and tax values of assets and liabilities.

Under US GAAP, the Company follows Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes" (SFAS 109) to account its deferred income tax and profit sharing. The provisions of SFAS 109 require deferred income tax and profit sharing to be recognized for all temporary differences including the benefits from utilizing tax loss carryforwards and asset tax credits in the year in which the loss or credits arise (subject to a valuation allowance in respect of any tax benefits not expected to be realized). The subsequent realization of these benefits does not affect income. Consequently, the benefit from utilization of tax loss carryforwards presented as an extraordinary item in the year ended December 31, 1999, would not be considered as an extraordinary item under US GAAP.

The temporary differences under SFAS 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements.

The deferred income tax expense or benefit is calculated as the difference between: a) the deferred tax assets and liabilities at the end of the current period determined as indicated above, and b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period. The deferred employees' statutory profit sharing expense or benefit is calculated similarly to income tax.

The significant components of income tax expense under US GAAP were as follows:

----------------------------------------------------------------------------------------------
                                                                YEARS ENDED DECEMBER 31,
                                                          ------------------------------------
                                                             2001         2000         1999
----------------------------------------------------------------------------------------------
Current tax.............................................  Ps(463,405)  Ps(187,989)  Ps (91,707)
Deferred tax............................................      64,853      (70,237)     (35,103)
                                                          ------------------------------------
Total income tax........................................    (398,552)    (258,226)    (126,810)
                                                          ------------------------------------
Current employees' statutory profit sharing.............    (102,544)    (110,545)     (39,843)
Deferred employees' statutory profit sharing............     (16,587)      20,756       69,549
                                                          ------------------------------------
Total employees' statutory profit sharing*..............    (119,131)     (89,789)      29,706
                                                          ------------------------------------
Asset tax...............................................      (3,811)                   (6,432)
                                                          ------------------------------------
Total income tax, employees' statutory profit
sharing and asset tax...................................  Ps(521,494)  Ps(348,015)  Ps(103,536)
----------------------------------------------------------------------------------------------

* Under US GAAP employees' statutory profit sharing is classified as a component of operating expenses.

The income tax and profit sharing effects of significant items comprising the Company's net deferred income tax and profit sharing assets and liabilities under US GAAP are as follows:

---------------------------------------------------------------------------------------
                                                                           DECEMBER 31,
                                                              -------------------------
                                                                 2001          2000
---------------------------------------------------------------------------------------
Deferred income tax liabilities -
Current:
Inventories.................................................  Ps  475,192   Ps  444,928
Other.......................................................        3,127         9,945
                                                              -------------------------
                                                                  478,319       454,873
Noncurrent:
Property, plant and equipment...............................    2,955,317     3,034,462
                                                              -------------------------
Total.......................................................    3,433,636     3,489,335
                                                              -------------------------
Deferred income tax assets -
Current:
Asset tax carryforwards.....................................      (27,144)      (12,330)
Tax loss carryforwards......................................      (52,742)      (15,447)
Provisions..................................................      (49,270)      (41,490)
Revenue recognition.........................................      (44,201)      (34,382)
                                                              -------------------------
                                                                 (173,357)     (103,649)
Noncurrent:
Other.......................................................     (199,878)     (201,500)
                                                              -------------------------
                                                                 (373,235)     (305,149)
                                                              -------------------------
Valuation allowance.........................................       59,713
                                                              -------------------------
Net deferred income tax liability under US GAAP.............    3,120,114(1)   3,184,186
Net deferred income tax liability under Mexican GAAP........    2,091,624(1)   2,239,518
                                                              -------------------------
US GAAP adjustment..........................................  Ps1,028,490   Ps  944,668
---------------------------------------------------------------------------------------

(1) Includes Ps 760 of deferred tax asset from the RIGA acquisition.

-----------------------------------------------------------------------------------
                                                                       DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
-----------------------------------------------------------------------------------
Deferred employees' statutory profit sharing liability -
Current:
Inventories.................................................  Ps135,677   Ps126,982
Other.......................................................        894       2,842
                                                              ---------------------
                                                                136,571     129,824
Noncurrent:
Property, plant and equipment...............................    790,157     778,886
                                                              ---------------------
                                                                926,728     908,710
                                                              ---------------------
Deferred employees' statutory profit sharing liability -
Current:
Revenue recognition.........................................    (12,629)     (9,824)
Provisions..................................................     (8,646)     (9,559)
                                                              ---------------------
                                                                (21,275)    (19,383)
Noncurrent:
Other.......................................................    (57,109)    (57,570)
                                                              ---------------------
                                                                (78,384)    (76,953)
                                                              ---------------------
Net deferred employees' profit sharing liability under US
   GAAP.....................................................  Ps848,344   Ps831,757
-----------------------------------------------------------------------------------

C. REVENUE RECOGNITION -

In December 1999, the SEC issued SAB No. 101, "Revenue recognition in Financial Statements" which summarizes the SEC staff's interpretation of US GAAP related to revenue recognition and classification.

In late 1998, the Company initiated a stocking program that provides just-in-time inventory services to its customers around the world. Under Mexican GAAP, revenues are recognized when materials are shipped to affiliated companies that deliver the materials to the customers when requested. Payments are subsequently made to the Company once the customers have paid the affiliated companies for the materials supplied under the terms of the agreements. Based on the guidance provided in SAB 101, revenue would not be recognized until the materials have been delivered to the customers and, accordingly, the Company has retroactively adjusted its revenues and costs of sales for materials that had not been delivered to its customers as of December 31, 2001 and 2000.

The effect of prior years has been reported as a cumulative effect of change in accounting principle at December 31, 2000. Provided below is a summary of the revenues and costs of sales which would be deferred as of December 31, 2001 and 2000 under US GAAP.

-----------------------------------------------------------------------------------
                                                                       DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
-----------------------------------------------------------------------------------
Revenues....................................................  Ps274,539   Ps280,665
Cost of goods sold..........................................    148,251     182,432
                                                              ---------------------
                                                              Ps126,288   Ps 98,233
-----------------------------------------------------------------------------------

D. USE OF ESTIMATES -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

E. ACCOUNTING FOR WORKFORCE REDUCTION PROGRAMS AND PRE-OPERATING EXPENSES -

As explained in Note 11, the Company invested in two companies in Venezuela in 1998 in connection with the privatization of companies in the Venezuelan steel industry through its participation in the Amazonia consortium, which acquired a 70% interest in Sidor, and its direct acquisition of a 70% interest in TAVSA. As part of these investments, the Company and its partners developed business plans which contemplated workforce reductions in both companies.

As a result of the Company's plans to reduce the workforces in these companies, the liabilities associated with the reductions were accrued by Sidor and TAVSA as of the date of the acquisitions, which resulted in additional goodwill under Mexican GAAP. For US GAAP purposes, however, due to the voluntary nature of the workforce reduction programs, as required by Venezuelan labor laws and the terms of the privatization agreements, the costs associated with these programs would be considered as an expense of the period in which the employees accepted the termination offers.

Due to the start-up nature of the operations at TAVSA the Company deferred certain start-up costs. At December 31, 2001, 2000 and 1999, deferred pre-operating expenses amounted to Ps40,701, Ps59,515 and Ps86,193 (Ps28,491, Ps41,660 and Ps60,335 net of minority interest), respectively. Under US GAAP start-up costs are expensed as incurred.

F. ADDITIONAL INFORMATION ABOUT TERMINATION BENEFITS -

Additional disclosures required by SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88 and 106" are as follows:

---------------------------------------------------------------------------------
                                                                     DECEMBER 31,
                                                              -------------------
                                                                2001       2000
---------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at the beginning of the year.............  Ps 9,503   Ps10,112
Service cost................................................       633        655
Interest cost...............................................       420        441
Actuarial losses............................................     1,722     (1,195)
Benefits paid...............................................    (1,040)      (573)
Inflation effects...........................................       418         63
                                                              -------------------
Net liability position at the end of the year...............  Ps11,656   Ps 9,503
---------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                              -----------------
                                                               2001      2000
-------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at the beginning of the year......  Ps1,413   Ps1,584
Actual return on plan assets................................      791       (42)
Inflation effects...........................................      (60)     (130)
                                                              -----------------
Fair value of plan assets at the end of the year............  Ps2,144   Ps1,412
-------------------------------------------------------------------------------

G. CAPITALIZATION OF INTEREST -

Under Mexican GAAP, interest can be capitalized on loans identified with construction projects.

Under US GAAP, interest is capitalized based upon total interest incurred in relation to additions to construction in progress. During 2001, 2000 and 1999, the Company would have capitalized Ps39,008, Ps45,830 and Ps30,137, respectively, of interest under US GAAP.

The adjustment for capitalized interest is presented net of the effects of inflation and its corresponding depreciation on a straight-line basis. Depreciation of capitalized interest amounted to Ps12,656 in 2001 and Ps3,874 in 2000.

H. EQUITY METHOD OF ACCOUNTING FOR AMAZONIA -

Under US GAAP, a company normally uses the equity method when it owns more than 20% but less than a controlling interest in an investee, provided that it can demonstrate that it has the ability to exercise significant influence over the investee's operating and financial policies.

At December 31, 2001 and 2000, TAMSA had a 14.1% interest in Amazonia; however, it has elected to account for this investment using the equity method since TAMSA forms part of the Techint Group, which had a combined interest of 39.5% in Amazonia at December 31, 2001 and 2000.

I. STATEMENT OF CASH FLOWS -

Under US GAAP, a statement of cash flows is prepared based on the provisions of SFAS 95, "Statement of Cash Flows". This statement does not provide specific guidance for the preparation of cash flows statements for price-level-adjusted financial statements. Cash flows from operating, investing and financing activities in the following statement of cash flows have been adjusted for the effects of inflation on monetary items. The effects of exchange rate changes and inflationary effects on cash have also been segregated from other cash flow activities.

-------------------------------------------------------------------------------------------------------
                                                                               YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 2001           2000           1999
-------------------------------------------------------------------------------------------------------
Resources provided by operations:
Net income (loss) under US GAAP.............................  Ps  713,436   Ps   486,007   Ps   (33,397)
                                                              -----------------------------------------
Adjustments to reconcile net income to resources provided by operating activities:
Monetary (gain) loss........................................      (23,521)       (24,090)         3,636
Minority interest...........................................        9,226         (9,305)       (23,275)
Depreciation and other......................................      437,965        435,082        606,694
Equity in loss of associated companies......................      176,036         45,544        355,443
Deferred income taxes and employees' statutory profit
sharing.....................................................      (48,266)        49,480        (34,446)
Exchange loss...............................................       44,991         86,919         21,028
Decrease (increase) in accounts and notes receivable........      108,377       (845,035)      (339,692)
(Increase) decrease in inventories..........................     (193,783)        36,490        (60,443)
Decrease in prepaid expenses and recoverable taxes..........      201,031        136,542        417,844
(Decrease) increase in trade accounts payable...............     (230,599)       306,423         41,870
(Decrease) increase in other accounts payable and accrued
expenses....................................................       (2,978)       148,467       (123,735)
                                                              -----------------------------------------
Total adjustments...........................................      478,479        366,517        864,924
                                                              -----------------------------------------
Resources provided by operations............................    1,191,915        852,524        831,527
                                                              -----------------------------------------
Resources used in investing activities:
Purchase of associated companies............................      (51,079)       (23,950)
Purchase of convertible subordinate debentures..............                    (180,180)
Purchase of property, plant and equipment...................     (852,830)      (480,927)      (492,921)
                                                              -----------------------------------------
Resources used in investing activities......................     (903,909)      (685,057)      (492,921)
                                                              -----------------------------------------
Resources used in financing activities:
Increase in short-term debt.................................      615,073        977,491      1,311,205
Decrease in short-term debt.................................     (721,388)    (1,819,283)    (1,296,250)
Increase in long-term debt..................................    1,303,444      1,017,548
Repayments of long-term debt................................     (941,347)                     (557,174)
Dividends paid..............................................     (303,045)      (310,882)      (342,336)
Purchase of treasury shares.................................                                    (32,982)
                                                              -----------------------------------------
Resources used in financing activities......................      (47,263)      (135,126)      (917,537)
                                                              -----------------------------------------
Net increase (decrease) in cash and equivalents.............      240,743         32,341       (578,931)
Effect of exchange rate changes and inflationary effects on
cash and equivalents........................................       22,439         34,026        201,887
Cash and cash equivalents at beginning of year (nominal
figures)....................................................      308,363        255,575        667,779
                                                              -----------------------------------------
Cash and cash equivalents at end of year....................  Ps  571,545   Ps   321,942   Ps   290,735
                                                              -----------------------------------------
Supplemental cash flow information:
Interest paid net of interest capitalized...................  Ps   98,514   Ps   138,954   Ps   166,172
                                                              -----------------------------------------
Income tax and asset tax paid...............................  Ps  359,640   Ps   308,897   Ps   348,742
                                                              -----------------------------------------
Other non-cash activities:
Cancellation of treasury stock..............................  Ps            Ps             Ps   242,501
                                                              -----------------------------------------
Investment in associated company through the capitalization
of accounts receivable......................................  Ps    8,026   Ps   188,774   Ps
-------------------------------------------------------------------------------------------------------

J. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS -

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" (SFAS 141) which supersedes APB Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. Management plans to adopt the provisions of SFAS 141 for any business combination accounted for by the purchase method that is completed after June 30, 2001.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management is currently evaluating the impact that the adoption of SFAS 142 will have on the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and/or normal operation of the asset.

The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. Management is currently evaluating the impact that the adoption of SFAS 144 will have on the consolidated financial statements.


Guillermo Vogel H.                             Claudio Gugliuzza V.
Vice Chairman of the Board                     Administrative Director

                         [PRICEWATERHOUSECOOPERS LOGO]

Milan, 6 September 2002

For the attention of Directors of
Siderca SAIC

Dear Sir

We have audited the accompanying consolidated balance sheet of Dalmine SpA and its subsidiaries as of 30 June 2002, and the related consolidated statements of operations, cash flows and shareholders' equity for the six month period then ended which, as described in Note 1, which have been prepared on the basis of accounting principles generally accepted in Italy. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in Italy. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financing statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dalmine SpA and its subsidiaries at 30 June 2002, and the results of their operations and their cash flows for the six month period then ended in conformity with accounting principles generally accepted in Italy.

Accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in thousands of Euro for the six months ended 30 June 2002 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in thousands of Euro at 30 June 2002 to the extent summarized in Note 16 to the consolidated financial statements.

Yours faithfully

PricewaterhouseCoopers SpA

/s/ GAETANO MARIANI
---------------------------------------------------------
Gaetano Mariani
(Partner)

                                  DALMINE SPA
                       CONSOLIDATED FINANCIAL STATEMENTS
            CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

-------------------------------------------------------------------------------------------
(EXPRESSED IN THOUSANDS OF EURO)                              JUNE 30, 2002   JUNE 30, 2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................         36,284           3,979
Accounts receivable (Note 2)................................        278,450         276,126
Inventories (Note 3)........................................        157,877         174,941
Prepaid and other current assets (Note 4)...................         36,852          21,762
Current financial assets....................................          3,560          21,198
                                                              -----------------------------
TOTAL CURRENT ASSETS........................................        513,023         498,006
                                                              -----------------------------
Property, plant and equipment, net (Note 5).................        432,543         444,159
Intangible assets, net (Note 6).............................         22,763          20,643
Investments and long-term receivables (Note 7)..............          7,997          15,382
                                                              -----------------------------
TOTAL ASSETS................................................        976,326         978,190
                                                              -----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank overdraft..............................................        116,248         120,604
Accounts payable (Note 8)...................................        198,832         199,063
Accrued liabilities (Note 9)................................        153,279          96,176
Current portion of long-term debt (Note 11).................         26,533          77,631
                                                              -----------------------------
TOTAL CURRENT LIABILITIES...................................        494,892         493,474
                                                              -----------------------------
Long-term debt (Note 11)....................................        191,756         197,893
Employees' severance indemnity (Note 10)....................         51,270          58,318
                                                              -----------------------------
TOTAL LIABILITIES...........................................        737,918         749,685
                                                              -----------------------------
Minority interest...........................................           (141)            577
Commitments and contingencies (Note 12).....................              -               -
SHAREHOLDERS' EQUITY
Capital stock...............................................        185,069         185,069
Cumulative translation adjustment...........................          1,553           2,309
Retained earnings...........................................         51,927          40,550
                                                              -----------------------------
TOTAL SHAREHOLDERS' EQUITY (NOTE 13)........................        238,549         227,928
                                                              -----------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................        976,326         978,190
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                  DALMINE SPA
                       CONSOLIDATED FINANCIAL STATEMENTS
            CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS
                          ENDED JUNE 30, 2002 AND 2001

------------------------------------------------------------------------------------
                                                                          SIX MONTHS
                                                                      ENDED JUNE 30,
                                                              ----------------------
(EXPRESSED IN THOUSANDS OF EURO)                                2001        2002
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Net sales (Note 15).........................................   492,115     493,621
                                                              ----------------------
Cost of goods sold..........................................  (395,840)   (400,116)
Selling, general and administrative expenses................   (51,365)    (51,344)
                                                              ----------------------
Operating profit............................................    44,910      42,161
                                                              ----------------------
Comprehensive financing cost................................    (8,014)    (10,336)
Foreign exchange gain (loss)................................     1,581     (13,216)
Other income................................................       667       1,466
                                                              ----------------------
Income before taxes, income (loss) in associated companies
and extraordinary items.....................................    39,144      20,075
                                                              ----------------------
Income tax expense (Note 9).................................   (19,198)    (11,959)
                                                              ----------------------
Income before income (loss) in associated companies and
   extraordinary items......................................    19,946       8,116
                                                              ----------------------
Income (loss) from associated companies.....................     1,276      (3,277)
Income before extraordinary items...........................    21,222       4,839
                                                              ----------------------
Extraordinary items.........................................         -       2,045
Net income..................................................    21,222       6,884
                                                              ----------------------
Net income corresponding to majority shareholders...........    21,350       6,875
Minority interest in income of consolidated subsidiaries....      (128)          9
                                                              ----------------------
Net income..................................................    21,222       6,884
------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                  DALMINE SPA
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS
                          ENDED JUNE 30, 2002 AND 2001

----------------------------------------------------------------------------------------
                                                               SIX MONTHS ENDED JUNE 30,
              (EXPRESSED IN THOUSANDS OF EURO,                --------------------------
                    EXCEPT AS INDICATED)                        2002            2001
----------------------------------------------------------------------------------------
                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................    21,222            6,884
                                                              --------------------------
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
   Depreciation and amortisation expense....................    24,801           22,621
   Impairment of property, plant and equipment and
     intangible assets......................................     2,312            2,462
   (Income) loss from associated companies..................    (1,276)           3,277
   Gain on disposal of property, plant and equipment........         -              (97)
   Deferred income tax expense..............................    15,652            6,661
   Allowances for doubtful receivables......................      (312)             471
Net changes in (net of effects from subsidiaries in
liquidation not consolidated):
   Accounts and affiliate receivables.......................    (7,784)         (65,108)
   Inventories..............................................      (553)         (10,346)
   Current financial assets.................................    21,801                -
   Prepaid and other current assets.........................    (2,515)           2,540
   Accounts payable.........................................   (20,867)          40,350
   Accrued liabilities......................................    (3,078)           1,189
   Employees' severance indemnity...........................    (1,774)          (2,410)
Other.......................................................       319           (4,893)
                                                              --------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.........    47,948            3,601
                                                              --------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment...................   (15,612)         (18,224)
Intangible assets...........................................    (3,508)          (4,761)
Proceeds from medium/long-term receivables..................     1,247              531
Purchase of investments.....................................      (500)             (72)
Proceeds from disposal of property, plant and equipment.....     1,838            1,600
                                                              --------------------------
NET CASH USED IN INVESTING ACTIVITIES.......................   (16,535)         (20,926)
                                                              --------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in bank overdraft..............................    58,996           27,861
Principal payments under capital lease obligations..........    (1,286)          (1,274)
Proceeds from issuance of bank borrowings...................       176           26,798
Repayment of bank borrowings................................   (63,834)         (37,195)
                                                              --------------------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES.........    (5,948)          16,190
                                                              --------------------------
Effect of exchange rates changes on cash and cash
   equivalents..............................................       210             (300)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........    25,675           (1,435)
Cash and cash equivalents at beginning of year..............    10,609            5,414
                                                              --------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................    36,284            3,979
                                                              --------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for income taxes................     9,637           11,552
Cash paid during the period for interest (net of amount
   capitalized).............................................     7,671           10,980
----------------------------------------------------------------------------------------

                                  DALMINE SPA
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE SIX MONTHS
                          ENDED JUNE 30, 2002 AND 2001

----------------------------------------------------------------------------------------------------
                                                                                MINORITY
                                                                CUMULATIVE    INTEREST IN
    (EXPRESSED IN THOUSANDS OF EURO,       CAPITAL   RETAINED   TRANSLATION   CONSOLIDATED
          EXCEPT AS INDICATED)              STOCK    EARNINGS   ADJUSTMENT    SUBSIDIARIES    TOTAL
----------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001...............  185,069    33,824       5,752          1,618      226,263
                                           ---------------------------------------------------------
Other movements..........................               (149)                    (1,050)      (1,199)
Translation adjustment...................                         (3,443)                     (3,443)
Net income...............................              6,875                          9        6,884
                                           ---------------------------------------------------------
BALANCE AT JUNE 30, 2001 (unaudited).....  185,069    40,550       2,309            577      228,505
                                           ---------------------------------------------------------
BALANCE AT JANUARY 1, 2002...............  185,069    30,480       1,024            584      217,157
                                           ---------------------------------------------------------
Other movements..........................                 97                       (597)        (500)
Translation adjustment...................                            529             --          529
Net income...............................             21,350                       (128)      21,222
                                           ---------------------------------------------------------
BALANCE AT JUNE 30, 2002.................  185,069    51,927       1,553           (141)     238,408
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                  DALMINE SPA
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (EXPRESSED IN THOUSANDS OF EURO, EXCEPT AS INDICATED)

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Dalmine group (hereinafter referred to as the "Company" or "Dalmine") consists of a network of companies in Europe that manufacture and sell seamless steel pipes, primarily for use in the petroleum industry. Dalmine SpA is the parent holding company with significant manufacturing facilities located in Dalmine, Italy.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti and Ragionieri, collectively referred to as "Italian GAAP". Italian GAAP differs in certain material respects from US GAAP. See footnote 16 for a reconciliation of net income and shareholders' equity from Italian GAAP to US GAAP as well as a discussion of the significant differences.

Dalmine SpA was previously owned by Fintecna SpA ("Fintecna"), a wholly-owned subsidiary of IRI SpA, which is wholly owned by the Italian Government. Siderca S.A.I.C ("Siderca"), a steel pipe manufacturing company in Argentina, indirectly owns approximately 47% of Dalmine SpA's voting shares as of June 30, 2002. Dalmine is currently listed on the Milan Stock Exchange.

(A) STRUCTURE AND CONTENT OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with the provisions of Legislative Decree n(LOGO) 127/1991 in accordance with the formats set forth in articles 2424, 2424 bis, 2425 and 2425 bis in the Italian Civil Code.

(B) FUNCTIONAL AND REPORTING CURRENCY

Dalmine prepares and reports its consolidated financial statements in thousands of Euro.

(C) SCOPE OF CONSOLIDATION

The consolidated financial statements as of June 30, 2002 include the Company's holding company, Dalmine SpA, and companies in which Dalmine S.p.A. holds the majority of voting shares.

The Company's subsidiaries that are in the process of liquidation have been recognized as current assets in the caption "current financial assets" assuming as book value the equity value arising from the last consolidation of the interests. Such amount may be written down to net realizeable value to reflect any potential losses which may arise as a result of liquidation.

A list of the companies owned directly or indirectly by Dalmine SpA and included in the consolidated financial statements using the line-by-line method is set out in the following table:

-------------------------------------------------------------------------------------------------------------------
                                                                                              PERCENT     PERCENT
                                                                                             OF DIRECT   OF COMPANY
COMPANY                 REGISTERED OFFICE    CURRENCY   SHARE CAPITAL        HELD BY:         HOLDING     HOLDING
-------------------------------------------------------------------------------------------------------------------
Dalmine SpA..........  Dalmine               Euro        185,068,800    Holding company
                       --------------------------------------------------------------------------------------------
Dalmine Energie
SpA..................  Dalmine               Euro          3,850,000    Dalmine Holding BV         100          100
                       --------------------------------------------------------------------------------------------
i-Dalmine SpA........  Dalmine               Euro            200,000    Dalmine Holding BV          85           85
                       --------------------------------------------------------------------------------------------
SO.PAR.FI. Dalmine
Holding SA...........  Luxembourg (L)        Euro         36,040,000    Dalmine SpA                100          100
                       --------------------------------------------------------------------------------------------
Dalmine Holding BV...  Amsterdam (NL)        Euro            500,000    SO.PAR.FI.                 100          100
                                                                        Dalmine Holding SA
                       --------------------------------------------------------------------------------------------
Dalmine France
Sarl.................  Levallois Perret      Euro          1,021,800    Dalmine Holding BV         100          100
                       (F)
                       --------------------------------------------------------------------------------------------
Dalmine Benelux BV...  Moerdijk (NL)         Euro          1,362,000    Dalmine Holding BV         100          100
                       --------------------------------------------------------------------------------------------
Eurotube Ltd. .......  London (GB)           GBP          10,000,000    Dalmine Holding BV         100          100
                       --------------------------------------------------------------------------------------------
Quickflo Services
Ltd. ................  Great Yarmouth (GB)   GBP                 100    Eurotube Ltd.              100          100
                       --------------------------------------------------------------------------------------------
Quality Tubes Ltd....  Coseley (GB)          GBP             150,000    Dalmine Holding BV         100          100
                       --------------------------------------------------------------------------------------------
Dalmine Deutschland
Gmbh.................  Mannheim (D)          Euro          2,560,000    Dalmine Holding BV         100          100
-------------------------------------------------------------------------------------------------------------------

At June 30, 2002 the associated company Tenaris Connections Ltd., owned 33.33% by Dalmine, has been accounted for using the equity method because it has operations which have become significant to Dalmine.

During the first six months of 2002, the Company acquired an additional 30% of interest in Dalmine Deutschland GmbH which increased the Company's ownership interest to 100%.

In preparing the consolidated financial statements on a line-by-line basis, the financial statements used are those of the Company's subsidiaries at June 30, 2002 adjusted that have been reclassified to conform to the Company's accounting principles. For Dalmine S.p.A. and most of its subsidiaries, the six months interim financial statements at June 30, 2002, representing the first six month of activity, were included. For Dalmine Energie S.p.A. and i-Dalmine S.p.A, whose fiscal years end on June 30, 2002, the last six months of activity from the annual financial statements ending June 30, 2002, were included.

In the opinion of management, the financial information for the six months ended June 30, 2001 includes all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation and is unaudited.

The results of operations and cash flows for the six months ended June 30, 2002 and 2001 are not necessarily indicative of the results of operations or cash flows to be expected for the full year.

(D) PRINCIPLES OF CONSOLIDATION

Dalmine's consolidated financial statements for the six month period ended June 30, 2002 have been prepared by applying the same accounting principles as those adopted by Dalmine S.p.A. The main principles of consolidation are as follows:

(i) The carrying value of the investments held by Dalmine have been eliminated against the share of underlying net equity of the subsidiaries, with assets and liabilities being consolidated on a line-by-line basis. Any excess of the acquisition cost over the net equity of the subsidiaries at the acquisition date is allocated to the assets and liabilities of the companies in consolidation. Any residual difference is either shown as "goodwill" under assets, if positive, or recognized as a "consolidation reserve" under shareholders' equity, if negative. Minority interests in capital and reserves are shown separately under shareholders' equity. Minority interests' share of the results of operations are shown separately in the consolidated income statement.

(ii) Intercompany payables and receivables, revenues, expenses and costs have been eliminated.

(iii) The financial statements of subsidiaries reporting in currencies other than Euro have been translated into Euro as follows: the assets, liabilities and shareholders' equity have been translated at applicable period-end exchange rates; the translation difference resulting from the adjustment of beginning shareholders' equity to the applicable period-end exchange rates have been recorded in shareholders' equity under "cumulative translation adjustment"; the income statement has been translated at the average exchange rates during the period; and the difference resulting from the translation of the results for the period at the average exchange rate compared to the period-end exchange rates is recorded in shareholders' equity under "cumulative translation adjustment".

The following exchange rates have been applied to translate the financial statements of consolidated subsidiaries reporting in currencies other than Euro:

----------------------------------------------------------------------------------------------------
                                                       FIRST SIX MONTHS             FIRST SIX MONTHS
                                             30 JUNE       OF 2002        30 JUNE       OF 2001
CURRENCY                                      2002        (AVERAGE)        2001        (AVERAGE)
----------------------------------------------------------------------------------------------------
Pound sterling.............................   0.6498             0.6215    0.6031             0.6234
Euro.......................................        1                  1         1                  1
Canadian dollar............................   1.5015             1.4124    1.2920             1.3774
Singaporean dollar.........................   1.7574             1.6313    1.5456             1.6000
----------------------------------------------------------------------------------------------------

(iv) Entries made in the Italian statutory financial statements exclusively for tax purposes have been eliminated.

(v) The tax effects resulting from consolidation adjustments and adjustments made to the financial statements of the consolidated companies to eliminate tax-driven entries are accounted for, where necessary, in the deferred tax balance.

(vi) The accounting principles used in the preparation of the consolidated financial statements at June 30, 2002, have been applied on a basis consistent with those of all periods presented.

(vii) Investments held in associated companies, if significant, are valued using the equity method, otherwise they are valued at cost.

(E) CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and highly liquid short-term securities with an initial maturity of less than three months. Highly liquid short-term securities are carried at fair market value.

(F) ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Receivables are stated at their estimated net realisable value, represented by the difference between their nominal value and estimated uncollectible amounts. Receivables held under factoring agreements without recourse where payment has been made by the factoring companies are eliminated from receivables. Payables are stated at their nominal value.

(G) INVENTORIES

Inventories are recognised at the lower of purchase or production cost (calculated principally using the average cost method) and market value. Production cost for semi-finished goods takes into account the stage of completion. Production cost includes the direct cost of raw materials, supplies, labor and variable and fixed indirect costs. Dalmine's management also makes provisions for obsolete, damaged or slow moving inventory.

(H) PREPAIDS AND OTHER CURRENT ASSETS

Prepaids and other current assets include payments made for costs relating to future periods.

(I) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at historical acquisition or construction cost, including other reasonably attributable costs of the assets. Property, plant and equipment have been subject to revaluation in accordance with Laws No 576/75, 72/83 and 413/91. Assets acquired as a result of contributions are stated at appraisal value. Property, plant and equipment are shown net of accumulated depreciation.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets.

The average annual depreciation rates are as follows:

------------------------------------------------------------------------
                                                              PERCENTAGE
------------------------------------------------------------------------
Civil buildings.............................................         2.5
Industrial buildings........................................         2.5
Internal transport vehicles.................................          10
Generic and specific plant..................................           6
Large automated plant.......................................        8.75
Furnaces and related equipment..............................         7.5
Sundry equipment............................................          25
Computers...................................................          20
Office furniture and fittings...............................          12
Motor vehicles..............................................          25
Adding machines.............................................          20
------------------------------------------------------------------------

Restricted property, plant and equipment, which are assets that will be returned to the local government authority upon expiration of the underlying contract, are depreciated over their estimated useful economic lives.

Ordinary maintenance and repair costs are expensed as incurred. Maintenance or modernisation costs, which extend the estimated useful life of the asset, are capitalised and depreciated over their useful lives.

Assets designated for sale or disposition are stated at the lower of book value or estimated realisable value, net of any costs to dismantle and sell the assets.

Whenever there is a permanent impairment in the value of property, plant and equipment below the residual possibility of utilisation, they are written down accordingly with a charge to the income statement. The original value may be restored in subsequent periods if the causes of the write-down are reversed.

Property, plant and equipment acquired under financial leasing contracts having a purchase option are recorded based on International Accounting Standards IAS No 17. Accordingly, assets acquired under leasing contracts and recorded in property, plant and equipment are depreciated according to the rates for that asset category. The related lease obligations are recorded under liabilities.

(J) INTANGIBLE ASSETS

Intangible assets are stated at acquisition or production cost and amortised over the estimated period of future benefit. They mainly include:

- costs relating to the internal or external realisation of patents, amortised over the period of economic benefit;

- costs for the purchase and development of applied software, amortised over a period of five years;

- costs of concessions, licenses, trademarks and similar rights, amortised over a period of five or three years depending on the period of economic benefit;

Other intangible assets mainly include leasehold improvements amortised over the period of the lease contract.

Whenever there is a permanent impairment in the value of intangible assets below the residual possibility of utilisation, they are written down accordingly with a charge to the income statement. The original value may be restored in subsequent periods if the causes of the write-down are reversed.

(K) INVESTMENTS AND LONG TERM RECEIVABLES

The investment in the affiliated company Tenaris Connections Ltd., owned 33.33% by Dalmine SpA, is accounted for using the equity method. All other investments in companies that are not significant to the Company's operations are stated at cost reduced by any permanent impairment in value.

(L) BANK OVERDRAFT

At various times, the Company has negative cash balances due to timing of cash flows. As these overdrafts are covered by existing banking arrangements, they represent short-term borrowings and are therefore classified as current liabilities.

(M) ACCRUED LIABILITIES

Reserves for liabilities and expenses are accrued when there is reasonable certainty that the expenses will be incurred, but uncertainty relating to the amount or the date on which they will arise. Accruals for such liabilities reflect a reasonable estimate of the expenses to be incurred based on information available as of the date of preparation of the financial statements.

The provision for taxes refers principally to tax litigation and tax liabilities relating to deferred income taxes calculated on the components of income or loss and temporary timing differences between the results of the consolidated companies and the expected tax effects on the annual tax return.

Deferred income is determined using the accrual method based on the revenue to which it relates.

(N) EMPLOYEES' SEVERANCE INDEMNITY

This reserve comprises the liability accrued at the balance sheet date in respect of deferred compensation due to employees in accordance with current legislation and labor contracts in effect in the different countries in which Dalmine operates.

(O) COMMITMENTS FOR OFF-BALANCE SHEET TRANSACTIONS

If a certain derivative instrument (interest rate and commodity swaps, call and put options, etc.) is being used as a hedging instrument, the derivative is not recognized at fair value in the balance sheet as an asset or liability. Forward contracts used as hedging instruments related to foreign currency accounts receivable and payable are recognized at the corresponding spot rate at period-end. Forward contracts used as hedging instruments related to forecast transactions (foreign currency sales and purchases) are recognized in full through the income statement upon their settlement. Derivative instruments deemed non-hedging in nature are recognized through the income statement using the "instrument's fair value" at period-end. Also, premiums and discounts of all derivative contracts are initially recognized in full in the balance sheet and amortized through the income statement over the life of the contract.

Derivative contracts are recorded in the memorandum accounts at their full contract amounts and stated at period-end rates.

(P) REVENUES AND COSTS

Net sales in the consolidated statements of income are represented by gross sales from operations, net of any sales rebates and discounts. Revenue from sales is recognized upon transfer of title, which usually takes place upon delivery of the related goods. Sales returns are calculated on actual basis. Dalmine Energie recognizes revenue only upon delivery of electricity and gas and other services to its consumers. Revenues are calculated based on actual consumption, which is measured by meter readings carried out at set intervals.

Costs are recognized in the financial statements in accordance with the accrual principle and the concept of prudence.

Transactions with affiliated companies and other Tenaris companies are performed on a basis similar to those performed with third parties.

(Q) TAXES

The current income tax charge is calculated on the basis of the tax laws in effect in each country in which Dalmine operates.

In conjunction with accounting principle number 25 of the National Board of Dottori Commercialisti and Ragionieri, deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws in each of the relevant jurisdictions. Deferred income taxes reflect management's assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is reasonably certain that some portion or all of the deferred tax assets will not be realized. Actual income taxes could vary from these estimates due to future changes in income tax laws or changes as a result of final review of Dalmine SpA's and its subsidiaries' tax returns by taxing authorities.

Net deferred tax credits and charges are recorded in the income statement in "income tax expense" with a contra-entry in the balance sheet to "other receivables" in assets or "pending tax litigation and deferred taxes" in liabilities.

The current income tax charge is shown in the balance sheet under "accrued liabilities", net of advance payments and withholding taxes.

Property taxes are recorded in the income statement in accordance with the nature in which the property is being used. Property taxes paid for plant related assessments are considered in the cost of sales.

(R) TRANSLATION OF BALANCES IN FOREIGN CURRENCY

Foreign currency transactions are recorded at the applicable exchange rates on the date of the transaction.

Outstanding receivables and payables originally expressed in foreign currencies are translated at the period-end exchange rates and any differences from amounts translated at the exchange rates on the transaction date are recorded in the income statement under "foreign exchange gain (loss)".

(S) RECLASSIFICATIONS

The accompanying financial statements have been reclassified from those originally published in Italy in order to conform to an international format. Also, certain reclassifications have been made to the prior year financial statements to conform to classifications used in the current year.

(T) EARNINGS PER SHARE

Earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the period.

2. ACCOUNTS RECEIVABLE

Receivables consisted of the following:

------------------------------------------------------------------------------------
                                                              JUNE 30,    JUNE 30,
                     THOUSANDS OF EURO                          2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Trade receivables...........................................  275,131      279,458
Receivables from affiliated companies.......................    2,212        2,670
Receivables from Siderca....................................    7,084        2,342
Allowance for doubtful receivables..........................   (5,977)      (8,344)
                                                              ----------------------
                                                              278,450      276,126
------------------------------------------------------------------------------------

Trade receivables include receivables from the other Tenaris and Techint Group companies for Euro35,882 thousand and Euro37,223 thousand at June 30, 2002 and June 30, 2001, respectively.

Receivables from Siderca are mainly for shipments of pipes to Siderca. In 2002, the receivables from affiliated companies are mainly due from Petrol Raccord SpA, Tenaris Connections Ltd and Tenaris Connections BV, as follows:

------------------------------------------------------------------------------------
                                                              JUNE 30,    JUNE 30,
                     THOUSANDS OF EURO                          2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Petrol Raccord SpA..........................................     1,298           916
Tenaris Connections BV......................................       354             -
Tenaris Connections Ltd.....................................       366           302
Exiros Srl..................................................       194             -
DMV Stainless Italia........................................         -         1,381
                                                              ----------------------
Other associated companies..................................         -            71
                                                              ----------------------
                                                                 2,212         2,670
------------------------------------------------------------------------------------

3. INVENTORIES

Inventories consisted of the following:

------------------------------------------------------------------------------------
                                                              JUNE 30,    JUNE 30,
                     THOUSANDS OF EURO                          2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Raw materials, consumables and supplies.....................    41,008        33,213
Work in progress and semi-finished products.................    46,831        42,606
Finished goods..............................................    77,631       105,314
Payments on account.........................................     2,931         3,693
Inventory obsolescence reserve..............................   (10,524)       (9,885)
                                                              ----------------------
                                                               157,877       174,941
------------------------------------------------------------------------------------

4. PREPAID AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

------------------------------------------------------------------------------------
                                                              JUNE 30,    JUNE 30,
                     THOUSANDS OF EURO                          2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Social security.............................................     1,915         3,643
Italian state for subsidies and grants......................     1,162         1,643
Tax authorities.............................................     8,487        11,063
Employees...................................................       508           832
Insurance "Arcore Event"....................................    15,000             0
Other insurance.............................................       723             0
Sundry......................................................     6,828         1,476
Discounts and other similar expenses on loans...............       553           442
Other prepaid expenses......................................     2,259         3,482
Allowance for doubtful receivables..........................      (583)         (819)
                                                              ----------------------
                                                                36,852        21,762
------------------------------------------------------------------------------------

Insurance "Arcore Event" relates to the amount of insurance recovery proceeds that are deemed by the Company's management to be almost certain of receipt.

Discounts and other similar expenses on loans relate to existing loans. At June, 30 2002, other prepaid expenses consisted of Euro1,232 thousand related to prepaid expenses on contracts (e.g. leasing, insurance and rent).

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

---------------------------------------------------------------------------------
                                                              JUNE 30,   JUNE 30,
                     THOUSANDS OF EURO                            2002       2001
---------------------------------------------------------------------------------
                                                                      (UNAUDITED)
Land and Buildings--Civil...................................     2,298      2,247
Land and Buildings--Industrial..............................   180,336    180,029
Restricted tangible assets..................................     5,203      4,817
Plant and Machinery.........................................   502,282    486,780
Industrial and commercial equipment.........................     6,045      5,514
Other.......................................................     3,262      6,419
Assets under construction and payments on account...........    22,605     20,536
Accumulated depreciation....................................  (289,488)  (262,183)
                                                              -------------------
                                                               432,543    444,159
---------------------------------------------------------------------------------

Depreciation expense amounted to Euro21,438 thousand and Euro20,543 thousand for the six-month periods ended June 30, 2002 and June 30, 2001, respectively. Property, plant and equipment was acquired from related parties in the Tenaris and Techint Groups in the amount of Euro239 thousand and Euro484 thousand for the first six months of 2002 and 2001, respectively.

6. INTANGIBLE ASSETS

Intangible assets consisted of the following:

------------------------------------------------------------------------------------
                                                              JUNE 30,      JUNE 30,
                     THOUSANDS OF EURO                            2002          2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Start-up and capital costs..................................       41            109
Research development and advertising........................    2,640          1,113
Industrial patents and intellectual properties..............   12,356          9,718
Concessions, licenses, trademarks, and similar rights.......   13,215         10,095
Goodwill....................................................        -              -
Assets under development and payments on account............    2,534          2,162
Other.......................................................    8,946          6,411
Accumulated amortisation....................................  (16,969)        (8,965)
                                                              ----------------------
                                                               22,763         20,643
------------------------------------------------------------------------------------

Amortisation expense amounted to Euro3,363 thousand and Euro2,078 thousand, for the six months ended June 30, 2002 and 2001, respectively.

7. INVESTMENTS AND LONG-TERM RECEIVABLES

Investments and long-term receivables refer to investments in non-consolidated affiliates and include medium and long-term loans made to affiliated companies. Medium term loans mature between one to five years. Long-term loans mature in more than five years. The investment held in Tenaris Connections Ltd. increased by Euro2,386 from June 30, 2001 as result of income from associated companies. No other significant changes to the composition of companies accounted for on the cost or equity basis occurred from January 1, 2001 to June 30, 2002.

Investments and long-term receivables consisted of the following:

------------------------------------------------------------------------------------------------------
                                                                                JUNE 30,      JUNE 30,
THOUSANDS OF EURO                          REGISTERED OFFICE  PERCENT HOLDING       2002          2001
------------------------------------------------------------------------------------------------------
                                                                                           (UNAUDITED)
COMPANY
DMV Stainless B.V........................  Helmond (NL)                 33.33(a)        0        4,400
Tenaris Connections Ltd..................  Liechtenstein                33.33(c)    2,872          486
Petrol Raccord SpA.......................  Piacenza                        20(b)      103          103
Lomond Holdings B.V. ....................  Amsterdam (NL)                  25(b)       56           56
Information System & Tecnologies B.V. ...  Amsterdam (NL)                  25(b)       14           14
Siderfor Srl.............................  Piombino                        15(b)       10           10
Centro Sviluppo Materiali SpA............  Rome                          8.33(b)      698          699
Servitec Srl.............................  Bergamo                          3(b)       31           15
CONAI....................................  Milan                            -(b)        2            2
Consorzio Eccellenza in Siderurgia.......  Dalmine                          -(b)      100          100
Consorzio Orobie Energia.................  Bergamo                          -(b)       20           20
Consorzio Milano Energie.................                                   -(b)        1            1
Consorzio Toscana Energie................                                   -(b)        1            1
                                                                                ----------------------
TOTAL INVESTMENTS........................                                          3,908         5,907
                                                                                ----------------------
Receivable from DMV Stainless BV.........                                              -         3,403
                                                                                ----------------------
Medium/long-term receivables.............                                          4,089         6,072
                                                                                ----------------------
TOTAL INVESTMENTS AND LONG-TERM
  RECEIVABLES............................                                          7,997        15,382
                                                                                ----------------------
                                                                                   7,997        15,382
------------------------------------------------------------------------------------------------------

(a) company valued using the equity method

(b) company valued at cost

(c) company valued using the equity method at June 30, 2002 and valued at cost at June 30, 2001

The receivable from Dalmine's former associated company DMV Stainless BV, in the amount of Euro1,800 thousand at June 30, 2002 (Euro3,403 at June 30, 2001), has been reclassified to "current financial assets" at June 30, 2002.

Medium and long-term receivables mainly include taxes paid in advance on employees' termination indemnity.

8. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

------------------------------------------------------------------------------------
                                                              JUNE 30,      JUNE 30,
                     THOUSANDS OF EURO                            2002          2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Trade payables..............................................  169,244        158,530
Payables to affiliated companies............................    6,464          9,611
Payables to Siderca.........................................   23,124         16,308
Payables to Tad Usa.........................................        -         14,614
                                                              ----------------------
                                                              198,832        199,063
------------------------------------------------------------------------------------

Trade payables include payables to other Tenaris and Techint Group companies of Euro22,665 thousand and Euro13,373 thousand as of June 30, 2002 and 2001, respectively.

Payables to Siderca include mainly the supply of goods and services to Dalmine companies.

Payables to affiliated companies consisted of the following:

------------------------------------------------------------------------------------
                                                              JUNE 30,      JUNE 30,
                     THOUSANDS OF EURO                            2002          2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Exiros S.r.l. ..............................................       276             -
Tenaris Connections BV......................................     6,118         6,828
Petrol Raccord SpA..........................................        70           213
DMV Stainless Italia........................................         -         1,788
DMV Stainless Francia.......................................         -           782
                                                              ----------------------
                                                                 6,464         9,611
------------------------------------------------------------------------------------

9. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

------------------------------------------------------------------------------------
                                                              JUNE 30,      JUNE 30,
                     THOUSANDS OF EURO                            2002          2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Pending tax litigation and deferred taxes...................   26,958         21,330
BHP Petroleum provision.....................................   45,000              -
Sales risks.................................................    3,977          3,529
Employee & legal disputes...................................    9,725          7,801
Exchange fluctuation........................................      678              -
Corporate restructuring.....................................      747            655
Arcore future charges.......................................    1,268              -
Accrued anti-trust liability................................    1,836          1,784
Other accrued liabilities and deferred income...............    3,966          5,638
Other taxes payable.........................................    9,776         11,932
Social security payables....................................   13,628         12,337
Employee related payables...................................   29,578         26,630
                                                              ----------------------
Other payables..............................................    6,142          4,540
                                                              ----------------------
                                                              153,279         96,176
------------------------------------------------------------------------------------

PENDING TAX LITIGATION AND DEFERRED TAXES

Included in pending tax litigation and deferred taxes for the six months ended June 30, 2002 is an amount of Euro1,076 thousand (Euro1,026 thousand at June 30, 2001) referring to tax litigation. The remaining amounts of Euro25,882 thousand and Euro20,304 thousand at June 30, 2002 and 2001, respectively, refers to deferred taxes.

The change in the liability for deferred taxes is summarised in the following table:

------------------------------------------------------------------------------------
                                                              JUNE 30,    JUNE 30,
THOUSANDS OF EURO                                               2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
BEGINNING BALANCE DEFERRED TAXES............................  (10,230)       (13,643)
Utilisation/Provision of tax loss carryforwards.............        -         (1,895)
Net temporary timing differences............................  (12,447)          (490)
Tax effect on consolidation adjustments:
-Reversal of accelerated depreciation.......................   (2,035)        (3,426)
-Elimination of intercompany gains..........................     (147)          (487)
-Leasing contract...........................................     (401)          (363)
Change in tax rate..........................................     (622)             -
                                                              ----------------------
ENDING BALANCE DEFERRED TAXES...............................  (25,882)       (20,304)
------------------------------------------------------------------------------------

Current taxes payable are included in accounts payable.

The details of the income statement effect of these items are as follows:

------------------------------------------------------------------------------------
                                                              JUNE 30,    JUNE 30,
THOUSANDS OF EURO                                               2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Current income taxes........................................      (17)           (34)
Deferred income taxes.......................................  (14,075)        (6,413)
Current IRAP tax............................................   (3,529)        (5,264)
Deferred IRAP tax...........................................   (1,577)          (248)
                                                              ----------------------
                                                              (19,198)       (11,959)
------------------------------------------------------------------------------------

Income taxes refer to estimated direct taxes and the IRAP tax calculated on the basis of the taxable income of the individual consolidated companies of Dalmine. Deferred taxes have been calculated on the basis of income (loss) and the temporary timing differences between the results of consolidated companies for tax purposes and the results taken from the financial statements of the individual companies used for consolidation.

Other taxes payable consisted of the following:

------------------------------------------------------------------------------------
                                                              JUNE 30,    JUNE 30,
THOUSANDS OF EURO                                               2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
IRPEF payroll taxes/withholding taxes.......................    3,279          2,887
Income and VAT taxes payable................................    6,496          8,948
Sundry taxes................................................        1             97
                                                              ----------------------
                                                                9,776         11,932
------------------------------------------------------------------------------------

10. EMPLOYEES' SEVERANCE INDEMNITY

The change in the provision for employees' severance indemnity is presented below as follows:

BALANCE AT 31 DECEMBER 2000.................................  60,728
                                                              ------
INCREASES
Accrual.....................................................   4,608
DECREASES
Severance indemnity payments to employees...................  (6,126)
Cometa fund.................................................    (646)
Additional INPS contribution as per article 3 of Law
  297/82....................................................    (246)
BALANCE AT 30 JUNE 2001.....................................  58,318
                                                              ------
(unaudited)
BALANCE AT 31 DECEMBER 2001.................................  53,044
                                                              ------
INCREASES
Accrual.....................................................   4,467
DECREASES
Severance indemnity payments to employees...................  (5,410)
Transfer to other companies.................................      37
Cometa fund.................................................    (652)
Additional INPS contribution as per article 3 of Law
  297/82....................................................    (216)
                                                              ------
BALANCE AT 30 JUNE 2002.....................................  51,270
--------------------------------------------------------------------

11. DEBT

Long-term debt at June 30, 2002, and June 30, 2001, consisted of the following:

------------------------------------------------------------------------------------
                                                              JUNE 30,    JUNE 30,
THOUSANDS OF EURO                                               2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Debentures due beyond one year..............................   51,646         51,646
Bank borrowings.............................................  159,588        214,223
Lease obligations...........................................    7,055          9,655
                                                              ----------------------
Total debt..................................................  218,289        275,524
Less current portion of long-term debt......................  (26,533)       (77,631)
                                                              ----------------------
                                                              191,756        197,893
------------------------------------------------------------------------------------

- Debentures due beyond one year refer to "Dalmine 2" debentures issued by the Company on January 1, 1998 at a face value of ITL100,000 million, (Euro51,645.69), with interest rates linked to the 3-month Libor rate. The debentures are to be repaid upon maturity via a lump-sum balloon payment on January 1, 2005.

- Bank borrowings include amounts due within one year of Euro23,875 thousand and Euro75,050 thousand at June 30, 2002 and 2001, respectively

Current portion of lease obligations amount to Euro2,658 thousand at June 30, 2002 and Euro2,581 thousand at June 30, 2001.

- The average interest rate for the first six months of 2002 on the current portion of bank borrowings was approximately 3.4 percent, while that on the long-term bank borrowings was approximately 4.4 percent.

Certain portions of debt outstanding, equal to Euro153,364 thousand, are secured by collateral on the Company's property, plant and equipment. The following table provides an analysis of secured and unsecured debt obligations and related maturity dates:

----------------------------------------------------------------------------------------------
                                                                 WITH       WITHOUT
THOUSANDS OF EURO                                             COLLATERAL   COLLATERAL   LEASES
----------------------------------------------------------------------------------------------
Due 2003 1st semester.......................................      23,576          299   2,658
Due 2003 2nd semester.......................................      13,080          369   1,412
Due 2004....................................................      34,059          521   2,562
Due 2005....................................................      32,703       52,265     423
Due 2006....................................................      22,373          724       -
                                                              --------------------------------
Due 2007....................................................      15,918          839       -
                                                              --------------------------------
Thereafter..................................................      11,655        2,853       -
                                                              --------------------------------
                                                                 153,364       57,870   7,055
----------------------------------------------------------------------------------------------

12. COMMITMENTS AND CONTINGENCIES

------------------------------------------------------------------------------------
                                                              JUNE 30,    JUNE 30,
THOUSANDS OF EURO                                               2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Personal guarantees.........................................  103,977        136,052
Other.......................................................  318,079        579,468
                                                              ----------------------
                                                              422,056        715,520
------------------------------------------------------------------------------------

This note provides a commentary on the main items contained in such memorandum accounts as well as other commitments that are not included therein.

Personal guarantees refer to:

- guarantees issued by Dalmine SpA to third parties (customers) on behalf of and in support of the activities of Dalmine companies;

- guarantees issued by credit institutions on behalf of Dalmine companies to guarantee participation in bids and performance of supply contracts;

- guarantees issued to the Bergamo VAT office, for VAT receivables and notices of settlement.

To cover interest rate and exchange risks, derivative contracts are entered into with leading banking and financial counterparts to hedge specific transactions or net exposure or potential trade risks.

The commitments regarding these derivative contracts are shown in other memorandum accounts.

Other memorandum accounts mainly include:

- commitments under the interest rate swap contract on "Dalmine 2" debentures for Euro51,646 thousand;

- interest rate swap contracts to hedge medium and long-term loans for Euro180,377 thousand.

The duration and amount of contracts are as follows:

----------------------------------------------------------------------------------
                     THOUSANDS OF EURO                        AMOUNT     MATURITY
----------------------------------------------------------------------------------
Euro........................................................  103,291   02/09/2002
Euro........................................................   51,646   13/10/2002
Euro........................................................   12,942   28/02/2007
Euro........................................................    2,381   15/12/2009
Euro........................................................   10,117   16/06/2010
                                                              -------
TOTAL.......................................................  180,377
----------------------------------------------------------------------------------

- commitments on forward sales and options for Euro69,346 thousand to cover future flows in US$ and GBP;

- commitments on call option contracts on Brent-priced crude oil drawn up by Dalmine Energie SpA for Euro5,887 thousand to cover price fluctuations in electricity and natural gas;

- commitments on forward purchases for Euro7,645 thousand to cover future flows from suppliers in US$ drawn up by Dalmine Energie SpA;

- commitments on a call option contract for Euro316 thousand to cover the payment, to be made in July 2002, in Yen for the license and assistance contract held with NKK corporation

- third-party goods held by the Company for a value of Euro2,862 thousand.

We draw attention that there is an irrevocable commitment to take part in the auction for the purchase of a building from the company Gade Srl for a minimum amount of Euro8,263 thousand. The auction, according to the contract, is not to take place before January 1, 2003. This commitment arises from the lease contract, signed during the year 2001 with Gade Srl and relating to a building site in Sabbio Bergamasco to which the warehouse activities of the former subsidiaries of Dalmine Tad Commerciale (now merged into Dalmine S.p.A.) were transferred.

In August 2001, Dalmine Energie S.p.A. signed an agreement for the purchase of natural gas from Norway. The agreement became effective on October 1, 2001 and will expire 10 years later on October 1, 2011. The total amount of future purchases under the contract, based on the prices at June 30, 2002, is approximately Euro670 million.

13. SHAREHOLDERS' EQUITY--COMPANY AND MINORITY INTEREST

The changes in shareholders' equity were as follows:

-------------------------------------------------------------------------------------------
                                                                        MINORITY
                     THOUSANDS OF EURO                         GROUP    INTEREST      TOTAL
-------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JANUARY 1, 2001.....................  224,645      1,618    226,263
                                                              -----------------------------
-Net profits for the year...................................    6,875          9      6,884
-Other movements............................................     (149)    (1,050)    (1,199)
                                                              -----------------------------
-Cumulative translation adjustments.........................   (3,443)         -     (3,443)
                                                              -----------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 2001 (unaudited)...........  227,928        577    228,505
                                                              -----------------------------
SHAREHOLDERS' EQUITY AT JANUARY 1, 2002.....................  216,573        584    217,157
                                                              -----------------------------
-Net profits for the year...................................   21,350       (128)    21,222
-Other movements............................................       97       (597)      (500)
                                                              -----------------------------
-Cumulative translation adjustments.........................      529          -        529
                                                              -----------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 2002.......................  238,549       (141)   238,408
-------------------------------------------------------------------------------------------

Share capital of Dalmine SpA at June 30, 2002, and June 30, 2001, is fully paid in (Euro185,068,800) and consists of 1,156,680,000 ordinary shares with a par value of Euro0.16 each.

Consolidated income per share in the first six months of 2002 and the first six months of 2001 was Euro0.02 and Euro0.01, respectively.

14. RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET RESULTS

The following table shows a reconciliation of the shareholders' equity accounts as reported in the statutory financial statements to the accompanying financial statements for the six months ended June 30, 2002:

------------------------------------------------------------------------------------------------------
                                    SHAREHOLDERS'             CUMULATIVE    NET PROFIT   SHAREHOLDERS'
                                       EQUITY        OTHER    TRANSLATION    1ST SEM.       EQUITY
        THOUSANDS OF EURO              1.01.02      CHANGES   ADJUSTMENTS      2002        30.06.02
------------------------------------------------------------------------------------------------------
DALMINE SPA.......................       145,285                                12,736         158,021
                                    ------------------------------------------------------------------
Difference between share of net
equity of consolidated companies
and underlying carrying value of
same in financial statements of
Dalmine SpA.......................         1,690         97           529        3,327           5,643
                                    ------------------------------------------------------------------
Adjustment of carrying values of
investments accounted for using
the equity method.................         1,110                                 1,276           2,386
Reversal of accelerated
depreciation......................       106,642                                 5,185         111,827
                                    ------------------------------------------------------------------
Effect of accounting for financial
lease contracts according to IAS
N(LOGO) 17........................         7,698                                 1,022           8,720
                                    ------------------------------------------------------------------
Elimination of intercompany
  gains...........................        (1,559)                                  401          (1,158)
                                    ------------------------------------------------------------------
Tax effect of consolidation
adjustments*......................       (44,293)                               (2,597)        (46,890)
                                    ------------------------------------------------------------------
DALMINE...........................       216,573         97           529       21,350         238,549
                                    ------------------------------------------------------------------
MINORITY INTEREST.................           584       (597)                      (128)           (141)
------------------------------------------------------------------------------------------------------

* Calculated using the estimated tax rate in future years.

The following table shows a reconciliation of the shareholders' equity accounts as reported in the statutory financial statements to the accompanying financial statements for the year ended December 31, 2001:

------------------------------------------------------------------------------------------------------
                                    SHAREHOLDERS'             CUMULATIVE    NET PROFIT   SHAREHOLDERS'
                                       EQUITY        OTHER    TRANSLATION    1ST SEM.       EQUITY
        THOUSANDS OF EURO              1.01.01      CHANGES   ADJUSTMENTS      2001        30.06.01
------------------------------------------------------------------------------------------------------
                                                                                           (UNAUDITED)
DALMINE SPA.......................       169,867                                (1,727)        168,140
                                    ------------------------------------------------------------------
Difference between share of net
equity of consolidated companies
and underlying carrying value of
same in financial statements of
Dalmine SpA.......................         5,942       (149)       (3,657)       1,980           4,116
                                    ------------------------------------------------------------------
Adjustment of carrying values of
investments accounted for using
the equity method.................          (214)                     214            -               -
Reversal of accelerated
  depreciation....................        78,420                                 8,727          87,147
                                    ------------------------------------------------------------------
Effect of accounting for financial
lease contracts according to IAS
No 17.............................         5,796                                   926           6,722
                                    ------------------------------------------------------------------
Elimination of intercompany
  gains...........................        (3,417)                                1,245          (2,172)
                                    ------------------------------------------------------------------
Tax effect of consolidation
adjustments*......................       (31,749)                               (4,276)        (36,025)
                                    ------------------------------------------------------------------
DALMINE...........................       224,645       (149)       (3,443)       6,875         227,928
                                    ------------------------------------------------------------------
MINORITY INTEREST.................         1,618     (1,050)            -            9             577
------------------------------------------------------------------------------------------------------

* Calculated using the estimated tax rate in future years.

15. SEGMENT INFORMATION

REVENUES BY GEOGRAPHIC AREA

Revenues from sales and services mainly include invoicing by Dalmine companies for sales of goods to third parties, technical services rendered and product transformation services.

The breakdown of revenues by geographic area is as follows:

-----------------------------------------------------------------------------------------------
             THOUSANDS OF EURO                JUNE 30, 2002   PERCENT   JUNE 30, 2001   PERCENT
-----------------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
SALES REVENUES
-Europe (excluding Italy)...................       120,642       24.5         140,998      28.6
-America....................................        27,072        5.5          43,515       8.8
-Asia.......................................        84,545       17.2          52,727      10.7
-Africa.....................................        14,274        2.9          39,871       8.1
-Other countries............................         6,576        1.3             552       0.1
                                              -------------------------------------------------
TOTAL FOREIGN COUNTRIES.....................       253,109       51.4         277,663      56.3
                                              -------------------------------------------------
-Italy......................................       239,006       48.6         215,958      43.7
                                              -------------------------------------------------
TOTAL ITALY AND FOREIGN COUNTRIES...........       492,115        100         493,621     100.0
-----------------------------------------------------------------------------------------------

Revenues from related Tenaris (including Siderca) and Techint Group companies were Euro50,676 thousand and Euro66,791 thousand for the six month period ended June 30, 2002, and 2001, respectively.

Revenues from affiliated companies include the following:

------------------------------------------------------------------------------------
                                                              JUNE 30,    JUNE 30,
                     THOUSANDS OF EURO                          2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
DMV Stainless Italia........................................         -         1,805
Tenaris Connections Ltd.....................................       478           292
Petrol Raccord SpA..........................................     1,798         1,487
Exiros S.r.l. ..............................................       154             -
                                                              ----------------------
DST-Liechtenstein...........................................
                                                              ----------------------
TOTAL.......................................................     2,430         3,584
------------------------------------------------------------------------------------

ENERGY SECTOR RESULTS (DALMINE ENERGIE)

Dalmine Energie S.p.A. began operations in 2000 to supply electrical power, and in 2001 to supply natural gas to Dalmine SpA, other companies belonging to the Consorzio Orobie Energia, and companies and consortiums in various parts of Italy, resulting in a total of about 350 customers and 3 TWh (Billions of Kilowatt per hour) sold.

Dalmine Energie S.p.A.'s business is continually expanding in terms of the number of customers and has innovative feature in terms of types of contracts, structures of supply and services offered with respect to the recently de-regulated energy and natural gas markets in Italy.

The Company has also developed telephony services during 2001, which became operative at the end of 2000. In addition, during 2001, Dalmine Energie S.p.A. began supplying natural gas with the goal of operating increasingly as a multi-service company.

During the first six months of 2002 the company commenced a project to improve the competitiveness of the company by constructing a generator expected to produce up to 140 MW.

The key economic, equity and financial highlights of Dalmine Energie S.p.A. are reported in the following table:

------------------------------------------------------------------------------------
                                                              JUNE 30,    JUNE 30,
                     THOUSANDS OF EURO                          2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
NET SALES...................................................   133,382        68,928
                                                              ----------------------
Cost of products sold.......................................  (125,559)      (66,707)
                                                              ----------------------
GROSS OPERATING MARGIN......................................     7,823         2,221
------------------------------------------------------------------------------------

In the first six months of 2002, the revenues of the company were derived entirely from Italian industrial consumers of which Euro105.8 million were received from third parties and Euro27.6 million from Dalmine SpA, representing 20.7% of the total.

Revenues in the first half of 2001 were derived entirely from Italian industrial consumers of which Euro50.2 million were received from third parties and Euro18.7 million from Dalmine SpA, representing 27.1% of the total.

DALMINE ENERGIE

BALANCE SHEETS AT 30 JUNE 2002

------------------------------------------------------------------------------------
                                                              JUNE 30,    JUNE 30,
                     THOUSANDS OF EURO                          2002        2001
------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................     8,699         1,449
Accounts receivable.........................................    32,811        18,399
Inventories.................................................       480         6,293
Prepaid and other current assets............................     6,790         3,521
                                                              ----------------------
TOTAL CURRENT ASSETS........................................    48,780        29,662
                                                              ----------------------
Property, plant and equipment, net..........................     1,367           575
Intangible assets, net......................................     5,260         2,670
Investments and long-term receivables.......................        32            22
                                                              ----------------------
TOTAL ASSETS................................................    55,439        32,929
                                                              ----------------------
LIABILITIES
CURRENT LIABILITIES:
Accounts payable............................................    46,358        23,740
Accrued liabilities.........................................     1,617         2,750
                                                              ----------------------
TOTAL CURRENT LIABILITIES...................................    47,975        26,490
                                                              ----------------------
Employees' leaving indemnity................................       236           262
                                                              ----------------------
TOTAL LIABILITIES...........................................    48,211        26,752
                                                              ----------------------
SHAREHOLDERS' EQUITY........................................     7,228         6,177
------------------------------------------------------------------------------------

I-DALMINE

In June 2000, the company i-Dalmine SpA was set up with share capital of Euro100,000, of which 85% is held by Dalmine Holding BV Holland and 15% by Techint Engineering Company SA (Uruguay).

This new Dalmine company, which became operational during the second half of 2000, operates in the Internet sector in the design, execution, development and management of networks and information and telematic systems.

On June 28, 2002 the board of directors passed a resolution to request shareholders to make a capital contribution of Euro1,500 thousand to cover losses of the company. The major shareholder, Dalmine Holding BV, made this contribution in July 2002.

The company's financial statements at June 30, 2002 include revenues of Euro626 thousand (mainly derived from sales to Dalmine SpA) operating losses of Euro633 thousand and net invested capital of Euro1,523 thousand, including the receivable from the major shareholder.

Shareholders' equity at June 30, 2002, was equal to Euro559 thousand (including a receivable of Euro1,500 thousand from Dalmine Holding BV), and the balance sheet net debt of Euro964 thousand.

LITIGATION

TAXES

During 2001, the Company reached a settlement with the local Department of Revenue in Bergamo ("Agenzia delle Entrate") with respect to the fiscal years from 1994 to 1998.

The settlement resulted in a payment of Euro1.1 million for taxes, interest and fines. Of this amount Euro0,5 million was paid by Fintecna S.p.A. on the basis of the risk assumed under the contract for the sale of its controlling interest in Dalmine S.p.A.

With respect to the litigation pending with tax authorities for assessments received or still to be received from the VAT or direct tax offices of Milan and Bergamo, based on the reports made by the Revenue Guard Corps in December 1995, a liability has been accrued for probable tax expenses, net of the portion of such liabilities which are attributable to Fintecna SpA. Such reserve has also been calculated considering the largely favorable outcomes of the appeals presented by the Company and examined to date by the Tax Commissions. As at June 30, 2002, there are no significant changes in this matter.

ANTI-TRUST COMMISSION

On December 8, 1999, the Commission of the European Community imposed fines on the Company and several other manufacturers of seamless pipes in Europe for alleged violations of the fair trade practices under the EEC treaty. The total fine imposed on Dalmine amounted to Euro10.8 million and related to pre-1996 activity. The Company accrued its proportionate share of the liability in the amount of Euro1.7 million (net of 84.08% to be assumed by Fintecna) in the reserve for liabilities and expenses at December 31, 1999. In March 2000, the Company filed an appeal against the ruling. As at June 30, 2002, there have been no significant changes in this matter.

BHP PROCEEDINGS

In June 1998, British Steel and Dalmine were sued by a consortium led by BHP before the Commercial Court of the High Court of Justice Queen's Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva, supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at Euro2.9 million (1.9 million British pounds) and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to 300,000 British pounds, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP's product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court's judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP will be determined in a separate proceeding. Dalmine's petition to the trial court for leave to appeal its judgment was denied, and Dalmine now intends to petition the court of appeals for leave to appeal the trial court's judgment.

BHP has indicated in court proceedings that it will seek damages of approximately Euro53.9 million (35 million British pounds) to cover the cost of replacing the pipeline. In addition, although neither party has yet presented evidence with respect to these damages, BHP has indicated that it will also seek damages of approximately Euro60 million (39 million British pounds) to cover investigation and related costs and approximately Euro215.5 million (140 million British pounds) to cover the cost of deferred revenues assessed by reference to the prevailing oil price at the day of judgment. Subsequent to the court's recent judgment in favor of BHP on the issue of liability, BHP has petitioned the court on May 31st, 2002 for an interim judgment of damages in the amount of approximately Euro57 million (37 million British pounds, including interests for 7 million British Pounds) to cover the cost of replacing the pipeline, and the court is expected to rule on this petition in the next several weeks.

On July 31, 2002, Dalmine agreed to pay BHP 15 million British pounds (approximately Euro 23 million) in interim damages. The court is expected to hear arguments regarding and issue its final judgement on, total damages in 2003.

On August 5, 2002, the Court of Appeal granted Dalmine permission to appeal. The appeal will be heard and the relevant judgment is expected to be issued by the Court of Appeal during 2003.

Dalmine has created a provision in the amount of Euro45 million in its results for 2001 to account for probable losses as a result of BHP's lawsuit, which had a substantial adverse effect on its earnings for the year. The amount of this reserve relates mostly to BHP's claim for direct damages of approximately Euro53.9 million (35 million British pounds) incurred to replace the damaged pipeline. As the proceedings for the determination of damages have not yet been substantially completed, Dalmine is not currently in a position to make an estimate of the possible loss, if any, or range of loss in excess of the amount currently accrued in its financial statements as of June 30, 2002.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands BV (the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized) believes that, under the Dalmine privatization contract, Techint Investments should be entitled to recover from Fintecna on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Techint Investments has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of Euro13 million. Techint Investments disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a final decision by the British trial court in BHP's lawsuit against Dalmine.

ASBESTOS LEGAL PROCEEDINGS

Dalmine is currently subject to a criminal proceeding before the Court of Bergamo, Italy, and one civil proceeding for work-related injuries arising from its use of asbestos in its manufacturing processes from 1960 to 1980. In addition, some other asbestos-related out-of-court claims have been forwarded to Dalmine. Of the 39 claims (inclusive of the out-of-court claims), 19 incidents have already been settled or are to be covered by Dalmine's insurer. Dalmine's management believes that its probable liability in connection with the remaining cases not yet settled or covered by insurance is approximately Euro 6,259 thousand. This amount was recognized as a provision for liabilities and expenses as of June 30, 2002.

OTHER INFORMATION

Tenaris

In 2001 a new brand name was created, called Tenaris, which represents a strategic alliance between Algoma Tubes, Confab, Dalmine, NKK Tubes, Siat, Siderca, Tamsa and Tavsa.

The new alliance Tenaris operates on a worldwide scale across four business global units which consist of production, supplying, distribution and client service.

ISO 9000 and QS 9000 Certifications

In February 2002, Tenaris received the world wide Quality ISO 9000 and QS 9000 certificates from Lloyd's register Quality Assurance, the latter in the automotive sector.

16. RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The Company's consolidated financial statements are prepared in accordance with Italian GAAP, which differs in certain material respects from accounting principles generally accepted in the United States ("US GAAP").

The significant accounting differences between Italian GAAP and US GAAP are itemized net of minority interest in the reconciliations in the following pages to show their effect on net income and shareholders' equity had the financial statements been prepared in accordance with US GAAP instead of Italian GAAP. In addition, certain significant disclosure differences between US and Italian GAAP are included following the reconciliations.

RECONCILIATION OF CONSOLIDATED NET INCOME (LOSS)

-------------------------------------------------------------------------------------------
                     THOUSANDS OF EURO                        JUNE 30, 2002   JUNE 30, 2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
Net income (loss) under Italian GAAP........................         21.222           6.884
(a) Expense treatment for start-up costs, R&D and
   advertising costs........................................             93            (454)
(b) Capitalization of assets written-off....................            264              73
(c) Provision for restructuring costs.......................              -          (5.053)
(d) Capitalized interest....................................             (9)            130
(e) Revenue recognition.....................................         (2.604)          1.134
(f) Transactions among companies under common control.......          1.689           1.995
(g) Inventory capitalization................................         (1.077)           (163)
(h) Transaction gains and losses on foreign currency........            108               -
(i) Derivative instruments and hedging activities...........          2.996          (1.012)
Tax effect of reconciling items.............................           (800)          1.096
                                                              -----------------------------
Net income (loss) under US GAAP.............................         21.882           4.630
-------------------------------------------------------------------------------------------

RECONCILIATION OF SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------
                     THOUSANDS OF EURO                        JUNE 30, 2002   JUNE 30, 2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
Shareholders' equity under Italian GAAP.....................        238.408         228.505
(a) Expense treatment for start-up costs, R&D and
   advertising costs........................................           (715)         (1.122)
(b) Capitalization of assets written-off....................          1.193           1.429
(c) Provision for restructuring costs.......................              -               -
(d) Capitalized interest....................................          1.719           1.684
(e) Revenue recognition.....................................         (6.842)         (5.860)
(f) Transactions among companies under common control.......        (30.559)        (34.264)
(g) Inventory capitalization................................          1.870           3.818
(h) Transaction gains and losses on foreign currency........          1.292               -
(i) Derivative instruments and hedging activities FAS 133...         (2.412)         (1.012)
Tax effect of reconciling items.............................         13.549          14.248
                                                              -----------------------------
Shareholders' equity under US GAAP..........................        217.503         207.426
-------------------------------------------------------------------------------------------

Consolidated income per share under US GAAP in the first six months of 2002 and the first six months of 2001 was Euro 0.02 and Euro 0.00, respectively.

RECONCILIATION OF COMPREHENSIVE NET INCOME

Italian GAAP does not require presentation of comprehensive income. For US GAAP purposes, the Company was required in 1998 to adopt Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" (SFAS 130), which establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and translation adjustments for foreign subsidiaries. The adoption of SFAS 130 had no impact on total shareholders' equity. The following table summarizes the components of comprehensive income for the six-month period ending June 30, 2002 and 2001.

-------------------------------------------------------------------------------------------
                                                              JUNE 30, 2002   JUNE 30, 2001
-------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
Net income (loss) under US GAAP.............................         21.882           4.630
Cumulative translation adjustment related to foreign
   subsidiaries.............................................            529          (3.443)
                                                              -----------------------------
Comprehensive net income (loss) under US GAAP...............         22.411           1.187
Cumulative comprehensive income at the beginning of the year
under US GAAP...............................................          9.018          19.683
                                                              -----------------------------
Cumulative comprehensive income at the end of the year under
US GAAP.....................................................         31.429          20.870
-------------------------------------------------------------------------------------------

(A) EXPENSE TREATMENT FOR START-UP COSTS, R&D AND ADVERTISING COSTS

Under Italian GAAP, it is permissible to capitalise certain costs incurred during a company's formation and start-up phases. These costs, which are amortised systematically over 5 years, may include the cost of advertising campaigns to establish the corporate or brand image and certain general and administrative costs in connection with the initial planning and organisation of the business. Additionally, research and development costs that are expected to have a future benefit can be capitalised and amortised over the expected useful life.

Under US GAAP, such start-up costs, research and development and advertising costs are expensed as incurred.

(B) CAPITALISATION OF ASSETS WRITTEN-OFF

Over the course of several years, the Company is committed to a capital expenditure program in order to upgrade its existing property, plant and equipment. Under Italian GAAP, the assets targeted for the upgrade are partially written off (i.e. the estimated remaining net book value at the time of the replacement) at the time the program is approved and before they are actually taken out of service and replaced by the new asset. Under US GAAP, an asset targeted for replacement would have its estimated useful life shortened to coincide with the capital expenditure program. This adjustment re-capitalises and depreciates the assets written-off over their shortened estimated useful life.

(C) PROVISION FOR RESTRUCTURING COSTS

During the course of 1999, the Company entered into an agreement with the Rappresentanza Sindacale Unitaria ("RSU"), the union representing its Italian workforce whereby a certain number of employees would be terminated. In general, there is flexibility in the plan in that the Company is able to make substantial revisions, including considerable reductions in the number of employees ultimately terminated, their class and geographic location. Under Italian GAAP, the Company reserved an amount of restructuring costs to cover all employees originally identified to be terminated.

Under US GAAP, accrual of restructuring costs is required when certain conditions are met. A restructuring plan must be i) approved by an appropriate level of management; ii) the benefit arrangement must be sufficiently communicated to employees so that they can determine their benefits; iii) the plan must specifically identify the number of employees, their classification and location; and iv) it must be unlikely that significant changes to the plan will occur. In general, the plan must be finalized within one year. This adjustment reverses the original accrual and expenses such costs in the periods incurred.

(D) CAPITALISED INTEREST

Under Italian GAAP, capitalisation is permitted when incurred on borrowings specifically identifiable with the fixed asset construction project.

Under US GAAP, interest is capitalised based upon total interest expense incurred during the period in relation to assets under construction in the same period. The adjustment for capitalised interest is presented net of the corresponding depreciation on a straight-line basis.

(E) REVENUE RECOGNITION

Under Italian GAAP, sales revenues are recognised upon transfer of title, which usually takes place upon shipment of goods. Additionally, the Company has certain commercial arrangements whereby shipments to a customer's warehouse, which are then maintained on a consignment basis, are recognised as revenue upon shipment. In the above-mentioned cases, the Company maintains title and risk of loss until the goods are sold from a customer's warehouse to their final customer.

Under US GAAP, revenue is recognised when four characteristics of a sale are present. In general, (i) persuasive evidence of an arrangement must exist, (ii) delivery must occur or services must have been rendered, (iii) the seller's price must be fixed or determinable, and (iv) collectibility must be reasonably assured. The four criteria define at what point the earnings process is complete and, therefore, revenue can be recognised. For the Company, risk of loss generally passes upon delivery, as a result, under US GAAP recognition of revenue would be deferred until delivery occurred. In the case of consignment-type arrangements, revenue has been recognised upon sale of the goods to the final customer. This adjustment is presented net of the applicable current and prior period effects of recognising the revenue under these arrangements.

(F) TRANSACTIONS AMONG COMPANIES UNDER COMMON CONTROL

In 1992, Dalmine SpA effected an internal transaction whereby its wholly owned operating subsidiary was split into two separate companies. Both companies remained wholly owned after the spin-off. Under Italian GAAP, this transaction resulted in a step-up of the assets to their appraised value under a reorganization plan.

Under US GAAP, acquisitions and disposals among companies under common control result in a carryover basis (i.e. pre-transaction historical cost) being used for the new entities. The effect of this adjustment is to remove the remaining step-up value from i) property, plant and equipment, ii) net income due to the incrementally higher Italian GAAP depreciation and iii) the net amount remaining in shareholders' equity from the original transaction.

(G) INVENTORY CAPITALISATION

Under Italian GAAP, all direct and certain indirect costs which can reasonably be attributed to the product are capitalized into inventory.

Under US GAAP, all costs associated with the production process are capitalised into inventory. This adjustment serves to capitalise these costs into ending inventory, net of any change in year-end inventory.

(H) TRANSACTION GAINS AND LOSSES ON FOREIGN CURRENCY

Under Italian GAAP, all short-term and long-term receivables and payables originally expressed in foreign currencies are translated into Euro at current rates on the date of the transaction. Exchange rate differences arising upon settlement of all short-term and long-term receivables and payables are shown in the income statement. If the translation of receivables and payables at year-end exchange rates gives rise to a net loss, it is charged to the income statement with a related entry to a specific provision account under liabilities. Until 1999, net gains related to the translation of all short-term and long-term receivables and payables were deferred. In 1999, this accounting principle was changed and now provided that gains on short-term receivables and payables must be recognized; gains on long-term receivables and payables must still be deferred.

Under US GAAP, a change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of a transaction. That increase or decrease in expected functional currency cash flows is a foreign transaction gain or loss that should be included in determining net income for the period in which the exchange rate changes, whether it is related to a short-term or long-term asset or liability. Therefore, gains as well as losses must be included in net income for a given period.

(I) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Under Italian GAAP, if a derivative instrument (interest rate and commodity swaps, call and put options, etc.) is being used as a hedging instrument, the derivative is not recognized at fair value in the balance sheet as an asset or liability. Forward contracts used as hedging instruments related to foreign currency accounts receivable and payable are recognized at the corresponding spot rate at period-end. Forward contracts used as hedging instruments related to forecasted transactions (foreign currency sales and purchases) are recognized in full through the income statement upon their settlement. Derivative instruments deemed non-hedging in nature are recognized through the income statement using the "fair value" of the instrument at year-end. Also, premiums and discounts of all derivative contracts are initially recognized in full in the balance sheet and amortized through the income statement over the life of the contract.

Under US GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on hedged item in the income statement, and requires that a Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. This adjustment serves to recognize all of the Company's derivative instruments at fair market value, with gains and losses recognized in current earnings as the documentation, designation and assessment of hedge effectiveness required by SFAS 133 was not deemed to be present.

DIFFERENCES RELATED TO DISCLOSURE REQUIREMENTS

(J) PRINCIPLES OF CONSOLIDATION

Under Italian GAAP, subsidiaries which are in the process of liquidation are not consolidated in a company's financial statements. Pursuant to US GAAP rules, subsidiaries are required to be consolidated until the liquidation process has been completed. The Company's wholly-owned investments in Dalmine Canada Ltd as of June 30, 2002 and December 31, 2001 and Tad USA Inc as of December 31, 2001, were accounted for their respective book values in accordance with Italian GAAP rules.

(K) EXTRAORDINARY ITEMS

Under Italian GAAP, extraordinary items include items both of a recurring and non-recurring nature. Recurring items reported as extraordinary items under Italian GAAP include gains and losses on disposal of fixed assets, restructuring provisions and other matters. They also include the effects of changes in accounting policies.

The definition of extraordinary items under US GAAP is more restrictive and only items that are both unusual in nature and infrequent in occurrence are classified as extraordinary, net of applicable income taxes. For US GAAP purposes, no items would have qualified for extraordinary item treatment in any of the periods presented.

(L) SEGMENT REPORTING

The Company currently operates in two distinct business lines, pipe manufacturing and energy sales. For listed companies, Italian GAAP requires the use of IAS 14.

Under US GAAP, business activities (i) that earn separate revenues and incur expenses, (ii) that are regularly reviewed by the chief operating decision maker for allocation of resources and (iii) for which discrete financial information is available, are required to be disclosed separately. Information to be disclosed includes segment profit or loss, segment assets, and the basis of presentation. Total segment revenue must also be reconciled to total company revenue reported in the companies', consolidated financial statements.

(M) BASIC EARNINGS (LOSS) PER SHARE

Under Italian GAAP, earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the period.

Under US GAAP, earnings per common and diluted share are required to be presented for all publicly traded companies and on a comparative basis for all periods presented In accordance with SFAS 128, "Earnings per Share," basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. As the Company has a simple capital structure, no diluted earnings per share are necessary.

(N) DISCLOSURES ABOUT FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Italian GAAP requires the disclosure of the notional amounts of the financial instruments.

US GAAP requires that concentrations of credit risk associated with financial instruments be disclosed. Generally information about the activity, region or other characteristics of the Company, including concentrations of sales, assets and liabilities within an industry are to be disclosed.

(O) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Italian GAAP does not require the disclosure of the fair value of financial instruments. US GAAP requires the disclosure of the fair value of all financial instruments such as long-term receivables, long-term debt and other financial assets and liabilities.

(P) NEW ACCOUNTING PRONOUNCEMENTS

Business Combinations

In June 2001, the Financial Accounting Standards Board "FASB" issued SFAS No. 141, "Business Combinations" ("SFAS 141") which supersedes APB Opinion No. 16, "Business Combinations", and amends or supersedes a number of related interpretations of APB 16. SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method and changes the criteria to recognize intangible assets apart from goodwill. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. The Company has adopted SFAS 141 with no material impact on its consolidated financial statements.

Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The Company has adopted SFAS 142 with no material impact on its consolidated financial statements.

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 amends SFAS 19 and is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not completed its evaluation of SFAS 143 and has not yet assessed the impact of the adoption of this new standard.

Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company has adopted SFAS 144 with no material impact on its consolidated financial statements.

(Q) REVALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

Adjustment of financial statements for inflation is generally not permitted under Italian GAAP. In the past decades, from time to time, specific laws have been enacted allowing recognition of the effects of inflation on Property, plant and equipment's values and restatement of financial statements according to certain coefficients set forth by the law. In the last years, Dalmine recorded adjustment of Property, plant and equipment's values for inflation in 1983 and in 1991, pursuant to laws 72/1983 and 413/91.

U.S. GAAP does not permit the revaluation of Property, plant and equipment, and therefore such revaluations made in accordance with Italian law have been reversed for U.S. GAAP purposes as well as the related depreciation and differences in gain or losses recognized on dispositions. However, the residual amounts of such Property, plant and equipment revaluations under Italian GAAP, the related depreciation and any differences in gains or losses on Property, plant and equipment disposals were not material and, consequently, were not shown in the U.S. GAAP reconciliation.

                         [PRICEWATERHOUSECOOPERS LOGO]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Dalmine SpA

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Dalmine SpA and its subsidiaries at 31 December 2001 and 2000, and the results of their operations and their changes in cash flows for each of the three years in the period ended 31 December 2001, in conformity with accounting principles generally accepted in Italy. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Italy and the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for income taxes in 1999.

Accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in Euro for each of the three years in the period ended 31 December 2001 and the determination of consolidated stockholders' equity and consolidated financial position also expressed in Euro at 31 December 2001 and 2000 to the extent summarized in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers SpA

/s/ GAETANO MARIANI
---------------------------------------------------------

Gaetano Mariani
(Partner)

Milan, 28 June 2002

                                 DALMINE GROUP
                          CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2001 AND 2000

-------------------------------------------------------------------------------
                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
(ALL AMOUNTS IN THOUSANDS OF EURO)                             2001      2000
-------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................   10,609     5,414
Accounts receivable, net (Note 2)...........................  270,362   244,943
Inventories (Note 3)........................................  157,324   177,479
Prepaid and other current assets, net (Note 4)..............   34,329    24,360
Current financial assets....................................   25,361         -
Receivables from affiliates.................................        -     3,403
                                                              -----------------
TOTAL CURRENT ASSETS........................................  497,985   455,599
                                                              -----------------
Property, plant and equipment, net (Note 5).................  442,519   453,480
Intangible assets, net (Note 6).............................   22,618    18,557
Investments and long-term receivables (Note 7)..............    7,968    15,715
                                                              -----------------
TOTAL ASSETS................................................  971,090   943,351
                                                              -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank overdraft..............................................   57,252    92,743
Accounts payable (Note 8)...................................  219,699   187,240
Accrued liabilities (Note 9)................................  140,705    89,182
Current portion of medium and long-term loans (Note 11).....   56,568    71,611
                                                              -----------------
TOTAL CURRENT LIABILITIES...................................  474,224   440,776
                                                              -----------------
Long-term debt (Note 11)....................................  226,665   215,584
Employees' severance indemnity (Note 10)....................   53,044    60,728
                                                              -----------------
TOTAL LIABILITIES...........................................  753,933   717,088
                                                              -----------------
SHAREHOLDERS' EQUITY
Capital stock...............................................  185,069   185,069
Retained earnings...........................................   31,504    39,576
                                                              -----------------
TOTAL SHAREHOLDERS' EQUITY--GROUP...........................  216,573   224,645
                                                              -----------------
Minority interest...........................................      584     1,618
                                                              -----------------
TOTAL SHAREHOLDERS' EQUITY (NOTE 13)........................  217,157   226,263
                                                              -----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  971,090   943,351
                                                              -----------------
Commitments and contingencies (Note 12).....................  691,557   677,262
-------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                 DALMINE GROUP
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

--------------------------------------------------------------------------------------------
                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
(ALL AMOUNTS IN THOUSANDS OF EURO)                              2001       2000       1999
--------------------------------------------------------------------------------------------
Net sales (Note 15).........................................   944,750    834,101    693,727
                                                              ------------------------------
Cost of products sold.......................................  (761,900)  (684,147)  (589,589)
Selling, general and administrative expenses................  (105,660)  (101,237)   (77,573)
                                                              ------------------------------
Operating profit............................................    77,190     48,717     26,565
                                                              ------------------------------
Comprehensive financing cost, net...........................   (20,215)   (22,801)   (22,002)
Foreign exchange expense, net...............................    (3,734)    (9,706)   (20,636)
Other expenses, net.........................................   (42,492)     5,086      2,320
                                                              ------------------------------
Income (loss) before taxes, equity in associated companies
and extraordinary items.....................................    10,749     21,296    (13,753)
                                                              ------------------------------
Income tax (expense) benefit................................    (6,722)   (19,418)     6,478
                                                              ------------------------------
Income (loss) before equity in associated companies and
extraordinary items.........................................     4,027      1,878     (7,275)
                                                              ------------------------------
Equity in loss of associated companies......................    (5,358)    (1,725)    (2,319)
Income (loss) before extraordinary items....................    (1,331)       153     (9,594)
                                                              ------------------------------
Extraordinary items.........................................    (1,867)     6,986    (16,180)
Net income (loss)...........................................    (3,198)     7,139    (25,774)
                                                              ------------------------------
Net income (loss) corresponding to majority shareholders....    (3,197)     7,049    (25,704)
Minority interest in (loss) income of consolidated
  subsidiaries..............................................        (1)        90        (70)
                                                              ------------------------------
Net income (loss)...........................................    (3,198)     7,139    (25,774)
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                 DALMINE GROUP
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
           FOR THE THREE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

-------------------------------------------------------------------------------------------------------------
                                                                                  MINORITY
                                                    CUMULATIVE     EQUITY OF     INTEREST IN        TOTAL
(ALL AMOUNTS IN                          RETAINED   TRANSLATION    MAJORITY     CONSOLIDATED    SHAREHOLDERS'
THOUSANDS OF EURO)       CAPITAL STOCK   EARNINGS   ADJUSTMENT    SHAREHOLDER   SUBSIDIARIES       EQUITY
-------------------------------------------------------------------------------------------------------------
Balance at December 31,
1998...................        179,213    57,575            (78)      236,710          1,960          238,670
                         ------------------------------------------------------------------------------------
Translation
   adjustment..........                                   3,756         3,756            618            4,374
Net loss...............                  (25,704)                     (25,704)           (70)         (25,774)
                         ------------------------------------------------------------------------------------
Balance at December 31,
1999...................        179,213    31,871          3,678       214,762          2,508          217,270
                         ------------------------------------------------------------------------------------
Other movements........          5,856    (5,096)                         760         (1,011)            (251)
Translation
   adjustment..........                                   2,074         2,074             31            2,105
Net income.............                    7,049                        7,049             90            7,139
                         ------------------------------------------------------------------------------------
Balance at December 31,
2000...................        185,069    33,824          5,752       224,645          1,618          226,263
                         ------------------------------------------------------------------------------------
Other movements........                     (147)                        (147)        (1,033)          (1,180)
Translation
   adjustment..........                                  (4,728)       (4,728)             -           (4,728)
Net income.............                   (3,197)                      (3,197)            (1)          (3,198)
                         ------------------------------------------------------------------------------------
Balance at December 31,
2001...................        185,069    30,480          1,024       216,573            584          217,157
-------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                 DALMINE GROUP
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      AT DECEMBER 31, 2001, 2000 AND 1999

-----------------------------------------------------------------------------------------
                                                                 YEARS ENDED 31 DECEMBER,
                                                              ---------------------------
(ALL AMOUNTS IN THOUSANDS OF EURO)                               2001      2000      1999
-----------------------------------------------------------------------------------------
RESOURCES PROVIDED BY OPERATIONS:
Net income (loss)...........................................   (3,198)    7,139   (25,774)
                                                              ---------------------------
Adjustments to reconcile net income to resources provided by operating activities:
   Depreciation and amortisation............................   46,661    43,551    40,300
   Write-down of fixed assets...............................   11,137     5,469     5,993
   Gain on disposal of property.............................   (1,009)   (3,485)     (242)
   Deferred income taxes....................................   (3,413)   10,288   (14,088)
   Changes in employees' leaving indemnities................   (7,143)     (256)     (720)
   Provision for doubtful accounts..........................     (955)    2,097    (1,678)
Changes in operating assets and liabilities:
   (Increase) decrease in accounts receivable...............  (46,551)  (52,303)   22,644
   Decrease (increase) in inventories.......................    5,210    (5,186)   22,115
   (Increase) decrease in other assets......................  (10,047)   (4,356)      594
   Increase (decrease) in accounts payable..................   51,217    38,633   (16,217)
   Decrease in accrued expenses and other liabilities.......   34,480    (1,411)   10,374
   Other variation (translation differences of working
     capital)...............................................   (4,687)    1,468     3,588
                                                              ---------------------------
NET CASH PROVIDED BY OPERATIONS.............................   71,702    41,648    46,889
RESOURCES USED IN INVESTING ACTIVITIES:
Capital expenditure:
   Tangible assets..........................................  (40,150)  (45,007)  (39,775)
   Intangible assets........................................  (10,295)  (15,337)   (5,330)
   Investments..............................................      (92)     (582)     (643)
   Proceeds on disposal, or reimbursement of, fixed
   assets...................................................    5,492    10,023    11,607
                                                              ---------------------------
RESOURCES USED IN INVESTING ACTIVITIES......................  (45,045)  (50,903)  (34,142)
                                                              ---------------------------
RESOURCES (USED IN) PROVIDED BY FINANCING ACTIVITIES:
Issuance of short-term borrowings...........................        -     1,248    22,325
Issuance of long-term borrowings............................   67,695    81,378    30,360
Repayments of short-term debt...............................  (50,534)        -         -
Repayments of long-term debt................................  (56,614)  (72,451)  (66,384)
                                                              ---------------------------
RESOURCES (USED IN) PROVIDED BY FINANCING ACTIVITIES........  (39,453)   10,175   (13,699)
CASH FLOW DUE TO CONSOLIDATED AREA CHANGE...................   17,991      (708)        -
                                                              ---------------------------
NET INCREASE (DECREASE) IN CASH.............................    5,195       212      (952)
Cash, beginning of year.....................................    5,414     5,202     6,154
                                                              ---------------------------
CASH, END OF YEAR...........................................   10,609     5,414     5,202
-----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                 DALMINE GROUP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS OF EURO UNLESS OTHERWISE SPECIFIED)

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Dalmine Group (the "Group") consists of a world-wide network of companies that manufacture and sell seamless steel pipes, primarily for use in the petroleum industry. Dalmine SpA is the main holding company with a significant manufacturing facility located in Dalmine, Italy.

The accompanying consolidated Group financial statements are expressed in thousands of Euro and have been prepared in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti and Ragionieri, collectively referred to as "Italian GAAP". Italian GAAP differs in certain material respects from US GAAP. See footnote 16 for a reconciliation of net income and shareholders' equity from Italian GAAP to US GAAP as well as a discussion of the significant differences.

Dalmine SpA was previously owned by Fintecna SpA ("Fintecna"), a wholly-owned subsidiary of IRI SpA, which is wholly-owned by the Italian Government. Fintecna succeeded IRITECNA SpA in liquidation, which succeeded ILVA SpA ("ILVA"). ILVA SpA formerly owned the shares of Dalmine that were sold to Siderca S.A.I.C. ("Siderca") in Dalmine SpA's privatisation. Siderca indirectly owns approximately 47% of Dalmine SpA's voting shares as of 31 December 2001. Dalmine is currently listed on the Italian Stock Exchange.

(A) STRUCTURE AND CONTENT OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with the provisions of Legislative Decree No 127/1991 and consist of a consolidated balance sheet and an income statement (prepared in accordance with the formats set forth in articles 2424, 2424 bis, 2425 and 2425 bis in the Italian Civil
Code) and these notes.

As for segment information, disclosure has been provided on sales revenues by geographical area, as in prior years.

Furthermore, a summary of the financial and economic highlights of Dalmine Energie S.p.A. has been provided.

Certain economic and financial information of i-Dalmine SpA , which is not material to the Group, has been provided as well.

(B) THE EURO

Dalmine previously prepared and reported its consolidated financial statements in Italian Lire ("ITL"). Beginning January 1, 1999, Dalmine adopted the Euro as its reporting currency.

(C) SCOPE OF CONSOLIDATION

The consolidated financial statements at December 31, 2001 include the financial statements at the same date of the Group's holding company, Dalmine, and companies in which it holds the majority of voting rights.

The scope of consolidation has changed since December 31, 2000 as a result of the implementation of the restructuring program of the Group's trade network. This consisted of the sale of interests in the foreign subsidiaries Tad Far East Ltd. and Tad Chacin S.A. It also consisted of the dissolution of the subsidiary Tad Metal Iberica S.l. and the cessation of operations of the subsidiaries Tad Usa Inc., Metal Tad de Venezuela C.A. and Tad Pipe Canada Ltd. Liquidation of the subsidiaries that ceased operations began during 2001.

In particular, the liquidation of Tad Usa Inc. was formally completed as of December 31, 2001, with the dissolution of the company. Liquidation of the remaining companies is expected to be concluded during the first semester of 2002.

Investments in ongoing liquidation have been recognized as current assets under the caption "Current financial assets" assuming as book value the equity value arising from the consolidation of the interests as of December 31, 2000. This amount may be written down to reflect any potential losses arising as a result of liquidation.

The effects on the principal financial statement captions of the above-mentioned variation in the consolidation of the financial statements are indicated in the table below, which shows the summarized aggregated data resulting from the consolidated financial statements of the previous fiscal year:

------------------------------------------------------------------------------------------------
AMOUNTS IN THOUSANDS OF EURO
BALANCE SHEET VALUE                            TAD FAR         MTV/       TAD    TAD
AT 31.12.00                          TAD USA      EAST   TAD CHACIN   IBERICA   CANADA    TOTAL
------------------------------------------------------------------------------------------------
Intangible assets..................                             597                          597
Tangible assets....................    2,115       183          737                138     3,173
Inventories........................    1,396     3,953        7,535              2,700    15,584
Commercial receivables.............   21,374     5,526        6,551         3    1,523    34,977
Other assets.......................      (53)                   111                 21        79
Commercial payables................   (4,934)   (8,087)     (15,441)*     (65)  (2,210)  (30,737)
Reserves for liabilities and
   expenses........................                (93)                                      (93)
Other liabilities..................               (343)        (420)              (133)     (896)
Employees' leaving indemnity.......                                                            -
Cash and bank, net.................    1,300       221          782        67      303     2,673
Minority interest..................               (612)        (438)                      (1,050)
                                     -----------------------------------------------------------
TOTAL ASSETS/LIABILITIES/MINORITY
INTEREST...........................   21,198       748           14         5    2,342    24,307
                                     -----------------------------------------------------------
REALIZED CASH FLOWS
REALIZABLE VALUE...................                735                                       735
AMOUNTS ALREADY COLLECTED FROM
LIQUIDATION........................   18,437                  1,854                       20,291
                                     -----------------------------------------------------------
TOTAL REALIZED CASH FLOWS..........   18,437       735        1,854         -        -    21,026
------------------------------------------------------------------------------------------------

(*) Includes approximately Euro 3 million of debt owed to Group companies.

Subsidiaries that have been sold or are in liquidation, (Tad Far East Ltd., Tad Chacin S.A., Tad Metal Iberica S.l. and Metal Tad de Venezuela C.A.) were consolidated in the income statement for the first four months of 2001. This was due to the fact that the above-mentioned companies were excluded from the scope of consolidation beginning in April 2001. Tad Pipe Canada Ltd., however, was consolidated in the income statement for the entire year.

A list of the companies owned directly or indirectly by Dalmine SpA and included in the consolidated financial statements using the line-by-line method is set out in the following table:

----------------------------------------------------------------------------------------------------------
                                                                                        PERCENT    PERCENT
                                                                                      OF DIRECT   OF GROUP
COMPANY                REGISTERED OFFICE     CURRENCY        SHARE CAPITAL HELD BY:     HOLDING    HOLDING
----------------------------------------------------------------------------------------------------------
Dalmine SpA..........  Dalmine               Euro       185,068,800 Holding company
Dalmine Energie
  S.p.A..............  Dalmine               Euro          3,850,000 Tad Holding BV         100        100
i-Dalmine SpA........  Dalmine               Euro            100,000 Tad Holding BV          85         85
SO.PAR.FI. TAD
Holding SA...........  Luxembourg(L)         Euro            26,040,000 Dalmine SpA         100        100
Tad Holding BV.......  Amsterdam(NL)         Euro            500,000 SO.PAR.FI. TAD         100        100
                                                                         Holding SA
Tad France Sarl......  Levallois Perret(F)   Euro          1,021,800 Tad Holding BV         100        100
Tad Benelux BV.......  Moerdijk (NL)         Euro          1,362,800 Tad Holding BV         100        100
Quality Tubes Ltd....  Coseley(GB)           GBP             150,000 Tad Holding BV         100        100
Eurotube Ltd.........  London(GB)            GBP          10,000,000 Tad Holding BV         100        100
Quickflo Services
  Ltd................  Great Yarmouth(GB)    GBP                  100 Eurotube Ltd.         100        100
Tad Deutschland
Edelstahl Gmbh.......  Mannheim(D)           Euro          2,560,000 Tad Holding BV          70         70
----------------------------------------------------------------------------------------------------------

For the year ended December 31, 2001, the associated company Tenaris Connections Ltd., owned 33.33% by Dalmine, has been accounted for using the equity method. This is a result of the associated company achieving significant parameters.

In applying the line-by-line method, except for Dalmine Energie S.p.A. and i-Dalmine SpA, the financial statements used are those of the subsidiaries at December 31, 2001. They were prepared by the respective boards of directors or sole directors for purposes of approval by the respective shareholders' meetings, appropriately reclassified to conform to the accounting principles adopted by the Group and adjusted to reverse tax-related items, where applicable.

The accounting period (calendar year) and end date for the preparation of the consolidated financial statements at December 31, 2001 coincide with those of Dalmine SpA and its subsidiaries. However, Dalmine Energie S.p.A. and i-Dalmine SpA's fiscal year end on June 30, 2002, and their financial statements have been specifically prepared as at December 31, 2001 for inclusion into these consolidated financial statements.

(D) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements have been prepared by applying the same accounting principles and criteria as those adopted by Dalmine SpA, adjusted where necessary to take into account specific legislation. The main principles of consolidation adopted are as follows:

(i) The carrying value of the investments held by Dalmine SpA have been eliminated against the share of underlying net equity of the subsidiaries, with assets and liabilities being consolidated on a line-by-line basis. Any excess of the acquisition cost over the net equity of the subsidiaries at the acquisition date are allocated to the assets and liabilities of the companies in consolidation. Any residual difference is either shown as "Goodwill" under assets, if positive, or recognized as a "Consolidation reserve" under shareholders' equity, if negative. Minority interests in capital and reserves are shown separately under shareholders' equity. Minority interests' share of the results of operations are shown separately in the consolidated income statement.

(ii) Intercompany payables and receivables, revenues, expenses and costs have been eliminated.

(iii) The financial statements in foreign currencies of foreign subsidiaries have been translated into Euros as follows: the assets, liabilities and shareholders' equity have been translated at applicable year-end exchange rates; the translation difference resulting from the adjustment of beginning shareholders' equity to the applicable year-end exchange rates have been recorded in shareholders' equity under "cumulative translation adjustments"; the income statement has been translated at the average exchange rates during the year; and the difference resulting from the translation of the results for the period at the average exchange rate compared to the year-end exchange rates is recorded in shareholders' equity under "cumulative translation adjustments".

The following exchange rates have been utilised to translate the financial statements of the consolidated foreign subsidiaries:

-----------------------------------------------------------------------------------------------
                                                31 DECEMBER       2001   31 DECEMBER       2000
CURRENCY                                               2001    AVERAGE          2000    AVERAGE
-----------------------------------------------------------------------------------------------
French franc..................................       6.5596     6.5596        6.5596     6.5596
German mark...................................       1.9558     1.9558        1.9558     1.9558
Pound sterling................................       0.6085     0.6216        0.6241     0.6093
Dutch guilder.................................       2.2037     2.2037        2.2037     2.2037
US dollar.....................................       0.8813     0.8948        0.9305     0.9214
Spanish peseta................................     166.3891   166.3891                 166.3891
ECU/Euro......................................            1          1             1          1
Canadian dollar...............................       1.4077     1.3854        1.3965     1.3692
Singaporean dollar............................       1.6306     1.6041        1.6126     1.5890
-----------------------------------------------------------------------------------------------

(iv) Entries made exclusively for tax purposes have been eliminated.

(v) The tax effects resulting from consolidation adjustments and adjustments made to the financial statements of the consolidated companies to eliminate tax driven entries are accounted for.

(vi) The affiliated company Tenaris Connections Ltd., owned 33.33% by Dalmine, has been accounted for using the equity method. The application of the equity method as it relates to the financial statements as of December 31, 2000 would not have produced significant effects on Dalmine's equity and results of operation for that fiscal year.

Except for deferred taxes in 1999, the accounting principles adopted in the preparation of the consolidated financial statements at December 31, 2001 have been applied on a basis consistent with those of all periods presented. Effective December 1999, Italian GAAP for deferred taxes were changed to allow companies to fully recognise, if appropriate, the benefits of any net deferred tax assets, including the tax assets related to net operating losses ("NOLs"). Previous to this, NOLs could not be recognised until realisability was assured and, to the extent that tax assets existed, their recognition was limited to the amount of total deferred tax liabilities. The adoption of the new accounting principle resulted in an additional tax benefit of Euro 1,498 thousand being recognised in 1999.

(E) CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and highly liquid short-term securities with an initial maturity of less than three months. Highly liquid short-term securities are carried at fair market value.

(F) ACCOUNTS RECEIVABLE AND PAYABLE

Receivables are stated at their estimated net realisable value, represented by the difference between their nominal value and estimated uncollectible amounts. Payables are stated at their nominal value.

(G) INVENTORIES

Inventories are recognised at the lower of purchase or production cost (calculated principally using the average annual cost method) and market value at year-end. Production cost for semi-finished goods takes into account the stage of completion. Production cost includes the cost of raw materials, supplies, labor and all direct and indirect costs that can reasonably be attributed to the product. Dalmine's management also makes estimates for obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon inventory turnover levels and assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-down may be required.

(H) PREPAIDS AND OTHER CURRENT ASSETS

This caption comprises payments made for costs relating to future periods as well as accrued income relating to current periods.

(I) RECEIVABLES FROM AFFILIATES

Receivables from affiliates are due within one year and are stated at their estimated net realizable value. These receivables are due from related parties of which the Group owns 20 percent or more.

(J) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognised at historical acquisition or construction cost, including direct costs and other reasonably attributable costs of the assets. They have been subject to revaluation in accordance with the Laws No 576/75, 72/83 and 413/91. Assets acquired as a result of contributions are stated at appraisal value. Property, plant and equipment are shown net of accumulated depreciation.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets.

The average annual depreciation rates are as follows:

------------------------------------------------------------------------
                                                              PERCENTAGE
------------------------------------------------------------------------
Civil buildings.............................................         2.5
Industrial buildings........................................         2.5
Internal transport vehicles.................................          10
Generic and specific plant..................................           6
Large automated plant.......................................        8.75
Furnaces and related equipment..............................         7.5
Sundry equipment............................................          25
Computers...................................................          20
Office furniture and fittings...............................          12
Motor vehicles..............................................          25
Adding machines.............................................          20
------------------------------------------------------------------------

Restricted tangible assets, which are assets that will be returned to the local government authority upon expiration of the underlying contract, are depreciated over their estimated useful economic lives.

Ordinary maintenance costs are fully expensed as incurred. Costs for the refurbishment and modernisation of plants, which extend the estimated useful life of the asset, are capitalised and depreciated over their useful lives.

Assets designated for sale or elimination from production are stated at the lower of book value and estimated realisable or residual value, net of any costs to dismantle the assets.

Whenever there is a permanent impairment in the value of tangible assets below the residual possibility of utilisation, they are written down accordingly with a charge to "other write-downs of fixed assets" in the income statement. The original value may be restored in subsequent periods if the causes of the write-down are reversed.

Property, plant and equipment acquired under financial leasing contracts having a purchase option are recorded based on International Accounting Standards IAS no 17. Accordingly, assets acquired under leasing contracts and recorded in property, plant and equipment are depreciated according to the rates for that asset category. The related lease obligations are recorded under liabilities.

(K) INTANGIBLE ASSETS

Intangible assets are stated at acquisition or production cost and amortised over the estimated period of future benefit. They mainly include:

- costs relating to the internal or external realisation of patents, amortised over the period of economic benefit;

- costs for the purchase and development of applied software, amortised over a period of five years;

- costs of concessions, licenses, trademarks and similar rights, amortised over a period of five or three years depending on the period of economic benefit;

Other intangible assets mainly include leasehold improvements amortised over the period of the lease contract.

Whenever there is a permanent impairment in the value of intangible assets below the residual possibility of utilisation, they are written down accordingly with a charge to "other write-downs of fixed assets" in the income statement. The original value may be restored in subsequent periods if the causes of the write-down are reversed.

(L) INVESTMENTS AND LONG TERM RECEIVABLES

The investment in the affiliated company Tenaris Connections Ltd., owned 33.33% by Dalmine S.p.A., is accounted for using the equity method. All other less significant investments in minor affiliated companies and investments in other companies are stated at cost, reduced by any permanent impairment in value.

(M) BANK OVERDRAFT

At various times, the Group has negative cash balances due to timing of cash flows. As these overdrafts are covered by existing banking arrangements, they represent short-term borrowings and are therefore classified as current liabilities.

(N) ACCRUED LIABILITIES

Reserves for liabilities and expenses are accrued when there is reasonable certainty that the expenses will be incurred, but uncertainty relating to the amount or the date on which they will arise. Accruals for such liabilities reflect a reasonable estimate of the expenses to be incurred based on information available as of the date of preparation of the financial statements. Where applicable, they are calculated net of the portion of risk attributable to Fintecna SpA which it assumed under the contract for the sale of a controlling interest (84.08%) in Dalmine SpA.

The provision for taxes refers principally to tax litigation and tax liabilities relating to deferred income taxes calculated on the components of income or loss and temporary timing differences between the results of the consolidated companies and the expected tax effects on the annual tax return.

(O) EMPLOYEES' SEVERANCE INDEMNITY

This reserve comprises the liability accrued at the balance sheet date in respect of all employees in accordance with current legislation and labour contracts in effect in the different countries in which the Group companies operate.

(P) COMMITMENTS FOR OFF-BALANCE SHEET TRANSACTIONS

If a certain derivative instrument (interest rate and commodity swaps, call and put options, etc.) is being used as a hedging instrument, the derivative is not recognized at fair value in the balance sheet as an asset or liability. Forward contracts used as hedging instruments related to foreign currency accounts receivable and payable are recognized at the corresponding spot rate at year-end. Forward contracts used as hedging instruments related to forecast transactions (foreign currency sales and purchases) are recognized in full through the income statement upon their settlement. Derivative instruments deemed non-hedging in nature are recognized through the income statement using the "instrument's fair value" at year-end. Also, premiums and discounts of all derivative contracts are initially recognized in full in the balance sheet and amortized through the income statement over the life of the contract.

Derivative contracts are recorded in the memorandum accounts at their full contract amounts and stated at year-end rates.

(Q) REVENUES AND COSTS

Net sales in the consolidated statements of income are represented by gross sales from operations, net of sales rebates and discounts. Revenue from sales is recognized upon transfer of title, which usually takes place upon delivery of the related goods. Sales returns are calculated on actual basis.

Dalmine Energie recognizes revenue only upon delivery of electricity and gas and other services to its consumers. Revenues are calculated based on actual consumption, which is measured by meter readings carried out at set intervals.

Costs are recognized in the financial statements in accordance with the accrual principle and the concept of prudence.

Transactions with affiliated companies and other Tenaris companies are performed on a basis similar to those performed with third parties.

Actual costs sustained during 2001 as well as those estimated to be sustained in future years relating to the damage occurred to the Arcore mill as a result of a meteorological event have been recognized under the caption "Extraordinary expenses". Also, the estimated amount of the reimbursement from insurance companies has been recorded in the caption "Extraordinary income".

(R) TAXES

The current income tax charge is calculated on the basis of the tax laws in effect in each country in which the Group operates.

In conjunction with accounting principle number 25 of the National Board of Dottori Commercialisti and Ragionieri, deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws in each of the relevant jurisdictions. Deferred income taxes reflect management's assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is reasonably certain that some portion or all of the deferred tax assets will not be realized. Actual income taxes could vary from these estimates due to future changes in income tax laws or changes as a result of final review of Dalmine SpA's and its subsidiaries' tax returns by taxing authorities. Net deferred tax credits and charges are recorded in the income statement in "deferred income taxes" with a contra-entry in the balance sheet to "other receivables" in assets or "reserve for deferred income taxes" in liabilities.

The current income tax charge is shown in the balance sheet under "Taxes Payable", net of advance payments and withholding taxes.

Property taxes are recorded in the income statement in accordance with the nature in which the property is being used. Property taxes paid for plant related assessments are considered in the cost of sales.

(S) TRANSLATION OF BALANCES IN FOREIGN CURRENCY

Foreign currency transactions are recorded at the applicable exchange rates on the date of the transaction.

Outstanding receivables and payables originally expressed in foreign currencies are translated at the year-end exchange rates and any differences from amounts translated at the exchange rates on the transaction date are recorded in the income statement under "Financial Income and Expenses".

(T) RECLASSIFICATIONS

The accompanying financial statements have been reclassified from those originally published in Italy in order to conform to an international format. Also, certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

(U) EARNINGS PER SHARE

Earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the period.

2. ACCOUNTS RECEIVABLE, NET

At December 31, 2001 and 2000, receivables consisted of the following:

-------------------------------------------------------------------------------
THOUSANDS OF EURO                                                2001      2000
-------------------------------------------------------------------------------
Trade receivables...........................................  264,971   245,414
Receivables from affiliated companies.......................    2,225     2,632
Receivables from Siderca SAIC...............................    9,447     4,222
Allowance for doubtful receivables..........................   (6,281)   (7,325)
                                                              -----------------
                                                              270,362   244,943
-------------------------------------------------------------------------------

Trade receivables are shown net of factored receivables at December 31, 2001 and 2000, which total Euro17,960 thousand and Euro14,212 thousand, respectively.

Trade receivables include receivables from the other Tenaris and Techint Group companies for Euro34,344 thousand and Euro42,594 thousand in 2001 and 2000, respectively.

Receivables from Siderca were Euro9,447 thousand in 2001 and Euro4,222 thousand in 2000. The receivables are mainly for shipments of pipes to Siderca. In 2001, the receivables from associated companies are mainly due from Tenaris Connection Ltd and Petrol Raccord SpA., as follows:

---------------------------------------------------------------------------
THOUSANDS OF EURO                                              2001    2000
---------------------------------------------------------------------------
DMV Stainless Italia Srl....................................      -   1,511
Petrol Raccord SpA..........................................  1,511     605
Tenaris Connections Ltd.....................................    531     496
Exiros Srl..................................................    182       -
Other associated companies..................................      1      10
                                                              -------------
                                                              2,225   2,632
---------------------------------------------------------------------------

3. INVENTORIES

At December 31, 2001 and 2000 inventories consisted of the following:

-------------------------------------------------------------------------------
THOUSANDS OF EURO                                                2001      2000
-------------------------------------------------------------------------------
Raw materials, consumables and supplies.....................   36,061    34,830
Work in progress and semi-finished products.................   44,937    42,212
Finished goods..............................................   85,092   108,441
Payments on account.........................................    3,176     1,437
Inventory obsolescence reserve..............................  (11,942)   (9,441)
                                                              -----------------
                                                              157,324   177,479
-------------------------------------------------------------------------------

4. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, at December 31, 2001 and 2000, consisted of the following:

-----------------------------------------------------------------------------
THOUSANDS OF EURO                                               2001     2000
-----------------------------------------------------------------------------
Social Security.............................................     305    8,240
Italian state for subsidies and grants......................   1,393    1,934
Tax authorities.............................................  11,403    8,625
Employees...................................................     658      867
Insurance "Arcore Event"....................................  15,000        -
Sundry......................................................   3,082    1,281
Discounts and other similar expenses on loans...............     637      424
Other prepaid expenses......................................   2,442    3,813
Allowance for doubtful receivables..........................    (591)    (824)
                                                              ---------------
                                                              34,329   24,360
-----------------------------------------------------------------------------

Discounts and other similar expenses on loans of Euro637 thousand relate to existing loans. Other prepaid expenses of Euro2,442 thousand consist of Euro1,700 thousand related to the acquisition of a put option on petroleum brent quotation made by Dalmine Energie and other prepaid expenses on contracts (e.g. leasing, insurance and rent).

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, at December 31, 2001 and 2000, consisted of the following:

---------------------------------------------------------------------------------
THOUSANDS OF EURO                                                 2001       2000
---------------------------------------------------------------------------------
Land and Buildings--Civil...................................     2,298      2,261
Land and Buildings--Industrial..............................   180,574    183,575
Restricted tangible assets..................................     5,203      4,818
Plant and Machinery.........................................   511,176    493,567
Industrial and commercial equipment.........................     6,227      5,726
Other.......................................................     5,680      6,976
Assets under construction and payments on account...........     8,590      4,036
Accumulated depreciation....................................  (277,229)  (247,479)
                                                              -------------------
                                                               442,519    453,480
---------------------------------------------------------------------------------

Depreciation expense amounted to Euro41,022 thousand, 39,713 thousand, and Euro38,484 thousand for the three years ended December 31, 2001, 2000, and 1999, respectively.

Property, plant and equipment was acquired from related parties in the Tenaris and Techint Groups for Euro953 thousand and Euro2,062 thousand during 2001 and 2000, respectively.

6. INTANGIBLE ASSETS

Intangible assets, at December 31, 2001 and 2000, consisted of the following:

------------------------------------------------------------------------------
THOUSANDS OF EURO                                                2001     2000
------------------------------------------------------------------------------
Start-up and capital costs..................................      102      152
Research development and advertising........................    1,114    1,137
Industrial patents and intellectual properties..............   11,598    9,718
Concessions, licenses, trademarks, and similar rights.......   12,715    7,618
Goodwill....................................................        -      743
Assets under development and payments on account............      661    1,954
Other.......................................................    7,764    4,329
Accumulated amortisation....................................  (11,336)  (7,094)
                                                              ----------------
                                                               22,618   18,557
------------------------------------------------------------------------------

Amortisation expense amounted to Euro5,639 thousand, Euro3,838 thousand, and Euro1,816 thousand, for each of the three years ended 31 December 2001, 2000 and 1999, respectively.

7. INVESTMENTS AND LONG-TERM RECEIVABLES

Investments and long-term receivables refer to investments in non-consolidated affiliates and include medium and long-term loans made to affiliated companies. Medium term loans mature between one to five years. Long-term loans mature in more than five years. No significant changes to the composition of companies accounted for on the cost or equity basis occurred from 1999 to 2001, except the consolidation of Dalmine Energie Srl beginning in 2000.

Investments and long-term receivables at 31 December 2001 and 2000 consisted of the following:

---------------------------------------------------------------------------------------------------
                                                                PERCENT   31 DECEMBER   31 DECEMBER
THOUSANDS OF EURO                           REGISTERED OFFICE   HOLDING          2001          2000
---------------------------------------------------------------------------------------------------
COMPANY
Tenaris Connection Ltd....................  Liechtenstein         33.33(a)       1,596          486
DMV Stainless BV..........................  Helmond (NL)          33.33(b)           -        7,462
Petrol Raccord SpA........................  Piacenza                 20(c)         103          103
Lomond Holdings B.V.......................  Amsterdam (NL)           25(c)          56            -
Information System & Tecnologies B.V......  Amsterdam (NL)           25(c)          14            -
Siderfor Srl..............................  Piombino                 15(c)          10           10
Centro Sviluppo Materiali SpA.............  Rome                   8.33(c)         698          698
Servitec Srl..............................  Bergamo                   3(c)          31           15
CONAI.....................................  Milan                     -(c)           2            2
Consorzio Eccellenza in Siderurgia........  Dalmine                   -(c)         100          100
Consorzio Orobie Energia..................  Bergamo                   -(c)          20           20
Consorzio Milano Energie..................                            -(c)           1            -
Consorzio Toscana Energie.................                            -(c)           1            -
                                                                          -------------------------
TOTAL INVESTMENTS.........................                                      2,632         8,897
                                                                          -------------------------
DMV Stainless BV Loan.....................                                          -         3,403
Medium/long-term receivables..............                                      5,336         6,818
                                                                          -------------------------
TOTAL INVESTMENTS AND LONG-TERM
   RECEIVABLES............................                                      7,968        19,118
                                                                          -------------------------
Short term receivables (due within one
   year)..................................                                          -        (3,403)
                                                                          -------------------------
                                                                                7,968        15,715
---------------------------------------------------------------------------------------------------

(a) company valued using the equity method in 2001 and valued at cost in 2000
(b) company valued using the equity method
(c) company valued at cost

The receivable from the ex-associated company DMV Stainless BV, equal to an equivalent amount of Euro2,403 thousand at December 31, 2001, has been reclassified to "Current financial assets".

Medium and long-term receivables mainly include taxes paid in advance on the employees' severance indemnity.

8. ACCOUNTS PAYABLE

-------------------------------------------------------------------------------
THOUSANDS OF EURO                                                2001      2000
-------------------------------------------------------------------------------
Trade payables..............................................  173,246   163,888
Payables to affiliated companies............................    6,799     9,913
Payables to Siderca.........................................   18,004    13,439
Payables to Tad Usa.........................................   21,650         -
                                                              -----------------
                                                              219,699   187,240
-------------------------------------------------------------------------------

Trade payables include payables to other Tenaris and Techint Group companies of Euro21,264 thousand and Euro12,200 thousand for 2001 and 2000, respectively.

Payables to Siderca include mainly the supply of goods and services to companies in the Group.

Payables to affiliated companies amounted to Euro6,799 thousand and 9,913 thousand in 2001 and 2000, respectively, and mainly consisted of payables to the following:

-------------------------------------------------------------------------------
THOUSANDS OF EURO                                                2001      2000
-------------------------------------------------------------------------------
Exiros S.r.l................................................      347         -
Tenaris Connections BV......................................    6,324     6,570
Petrol Raccord SpA..........................................      128         8
DMV Stainless France........................................        -     1,517
DMV Stainless Italia........................................        -     1,818
                                                                6,799     9,913
-------------------------------------------------------------------------------

9. ACCRUED LIABILITIES

These provisions, at December 31, 2001 and 2000, consisted of the following:

------------------------------------------------------------------------------
THOUSANDS OF EURO                                                2001     2000
------------------------------------------------------------------------------
Pending tax litigation and deferred taxes...................   11,306   14,669
BHP Petroleum provision.....................................   45,000
Sales risks.................................................    3,418    3,585
Employee & legal disputes...................................   11,317    5,823
Exchange fluctuation........................................    2,051        -
Corporate restructuring.....................................    2,849   10,769
Arcore future charges.......................................    5,042        -
Other contingencies.........................................    1,836    1,913
Other accrued liabilities and deferred income...............    6,261    5,957
Other taxes payable.........................................    7,551    9,453
Social security payables....................................   13,401   11,457
Other payables..............................................   30,673   25,556
                                                              ----------------
                                                              140,705   89,182
------------------------------------------------------------------------------

PENDING TAX LITIGATION AND DEFERRED TAXES

The change in the liability for deferred taxes between January 1, 2000 and December 31, 2001 is summarised in the following table:

-------------------------------------------------------------------------------
THOUSANDS OF EURO                                                2001      2000
-------------------------------------------------------------------------------
BEGINNING BALANCE DEFERRED TAXES............................  (13,643)   (3,355)
Utilisation/Provision of tax loss carryforwards.............   (5,786)   (6,163)
Net temporary timing differences............................   21,744    (4,436)
Tax effect on consolidation adjustments:
-Reversal of accelerated depreciation.......................  (11,077)    1,022
-Elimination of intragroup gains............................     (721)   (1,812)
-Leasing contract I.A.S. 17.................................     (747)     (252)
-Other......................................................        -        83
Change in tax rate..........................................        -     1,270
                                                              -----------------
ENDING BALANCE DEFERRED TAXES...............................  (10,230)  (13,643)
-------------------------------------------------------------------------------

Current taxes payable are included in accounts payable.

The detail of the income statement effect of these items for the years ended 2001, 2000 and 1999 are as follows:

---------------------------------------------------------------------------------------
THOUSANDS OF EURO                                               2001     2000      1999
---------------------------------------------------------------------------------------
Current income taxes........................................   1,086      801     1,265
Deferred income taxes.......................................  (2,591)   9,701   (14,469)
Current IRAP tax............................................   9,049    8,329     6,642
Deferred IRAP tax...........................................    (822)     587       382
Other.......................................................       -        -      (298)
                                                              -------------------------
                                                               6,722   19,418    (6,478)
---------------------------------------------------------------------------------------

Income taxes refer to estimated direct taxes and the IRAP tax calculated on the basis of the taxable income of the individual consolidated companies of the Group. Deferred taxes have been calculated on the basis of income (loss) and the temporary timing differences between the results of consolidated companies for tax purposes and the results taken from the financial statements of the individual companies used for consolidation.

Accruals for taxes and other contingencies (where recovery is possible) have been calculated net of the portion of risk assumed by Fintecna under the contract for the sale of the controlling interest (84.08 per cent) of the Company.

The provision for corporate restructuring and reorganisation costs refers mainly to the provision made by the affiliated company Eurotube Ltd for the upcoming liquidation of the company.

Other taxes payable, at December 31, 2001 and 2000, consisted of the following:

---------------------------------------------------------------------------
THOUSANDS OF EURO                                              2001    2000
---------------------------------------------------------------------------
IRPEF payroll taxes/withholding taxes.......................  5,295   5,774
Income and VAT taxes payable................................  2,156   3,679
Sundry taxes................................................    100       -
                                                              -------------
                                                              7,551   9,453
---------------------------------------------------------------------------

10. EMPLOYEES' SEVERANCE INDEMNITY

The change in the provision for employees' severance indemnity (Euro53,044 thousand at 31 December 2001) is presented below as follows:

-------------------------------------------------------------------------------
THOUSANDS OF EURO
-------------------------------------------------------------------------------
BALANCE AT 31 DECEMBER 1999.................................             60,984
                                                              -----------------
INCREASES
Accrual.....................................................              8,750
DECREASES
Severance indemnity payments to employees...................             (7,324)
Cometa fund.................................................             (1,214)
Additional INPS contribution as per article 3 of Law
  297/82....................................................               (468)
                                                              -----------------
BALANCE AT 31 DECEMBER 2000.................................             60,728
                                                              -----------------
INCREASES
Accrual.....................................................              9,282
DECREASES
Severance indemnity payments to employees...................            (14,440)
Transfer to other companies.................................               (541)
Cometa fund.................................................             (1,313)
Additional INPS contribution as per article 3 of Law
  297/82....................................................               (496)
Substitutive duty as per D.LGS 47/2000 art. 11..............               (176)
                                                              -----------------
BALANCE AT 31 DECEMBER 2001.................................             53,044
-------------------------------------------------------------------------------

11. DEBT

Debt of the Group, at December 31, 2001 and 2000, consisted of the following:

-------------------------------------------------------------------------------
                                                                    31 DECEMBER
                                                              -----------------
THOUSANDS OF EURO                                                2001      2000
-------------------------------------------------------------------------------
Debentures due beyond one year..............................   51,646    51,646
Bank borrowings.............................................  223,246   224,620
Lease obligations...........................................    8,341    10,929
                                                              -----------------
Total debt..................................................  283,233   287,195
Less current maturities.....................................  (56,568)  (71,611)
                                                              -----------------
                                                              226,665   215,584
-------------------------------------------------------------------------------

Payables due beyond five years are specified below.

In particular:

- Debentures due beyond one year: these refer to "Dalmine 2" debentures issued by the Company on January 1, 1998 at a face value of ITL100,000 million, (Euro51,645.69), with interest rates linked to the 3-month Libor rate and redemption by a one-time payment on January 1, 2005. These debentures are hedged by an interest rate swap contract disclosed in Note 12.

- Bank borrowings: they include bank borrowings due within one year of Euro111,224 thousand and Euro161,829 thousand for 2001 and 2000, respectively.

Bank borrowings due within one year consist of the following:

- Bank overdrafts of Euro57,252 thousand and Euro92,743 thousand in 2001 and 2000, respectively.

- Current portion of medium and long-term loans repayable of Euro53,972 thousand at December 31, 2001 and Euro69,086 thousand at December 31, 2000.

Medium and long-term loans (including debentures) due beyond one year are equal to Euro274,892 thousand. The portion of loans falling due beyond December 31, 2006 is Euro31,041 thousand.

Portions of certain outstanding loans, equal to Euro161,942 thousand, are secured by collateral on the Group's property, plant and equipment. The following table provides an analysis of secured and unsecured medium/long-term debt obligations and related maturity dates:

------------------------------------------------------------------------------------------------------
THOUSANDS OF EURO                                        WITH COLLATERAL   WITHOUT COLLATERAL   LEASES
------------------------------------------------------------------------------------------------------
Due 2002...............................................           19,070               34,902   2,596
Due 2003...............................................           26,159               21,026   2,769
Due 2004...............................................           34,059                  521   2,557
Due 2005...............................................           32,703               52,288     419
Due 2006...............................................           22,374                  749       -
Thereafter.............................................           27,577                3,464       -
                                                         ---------------------------------------------
                                                                 161,942              112,950   8,341
------------------------------------------------------------------------------------------------------

The average 2001 interest rate on the current portion of bank borrowings was approximately 4.5 percent, while that on medium and long-term debt was approximately 4.7 percent.

Borrowings from other financial institutions mainly refer to lease obligations. These amount to Euro8,341 thousand, of which Euro2,596 thousand is due within one year.

12. COMMITMENTS AND CONTINGENCIES

-------------------------------------------------------------------------------
THOUSANDS OF EURO                                                2001      2000
-------------------------------------------------------------------------------
Personal guarantees.........................................  127,458   126,304
Other.......................................................  564,099   550,958
                                                              -----------------
                                                              691,557   677,262
-------------------------------------------------------------------------------

Memorandum accounts are shown on the face of the financial statements.

This note, instead, provides a commentary on the main items contained in such memorandum accounts as well as other commitments that are not included therein.

Personal guarantees refer to:

- guarantees issued by Dalmine SpA to third parties (customers) on behalf of and in support of the activities of the Group companies;

- guarantees issued by credit institutions on behalf of the Group companies to guarantee participation in bids and performance on supply contracts;

- guarantees issued to the Bergamo VAT office, for VAT receivables and notices of settlement.

To cover interest rate and exchange risks, derivative contracts are stipulated with leading banking and financial counterparts to hedge specific transactions or net exposure or potential trade risks.

The commitments regarding these derivative contracts are shown in other memorandum accounts.

Other memorandum accounts mainly include:

- commitments under the interest rate swap contract on "Dalmine 2" debentures for Euro 51,646 thousand;

- interest rate swap contract to hedge medium and long-term loans for Euro283,638 thousand.

The duration and amount of the contracts are as follows:

----------------------------------------------------------------------------------
THOUSANDS OF EURO                                              AMOUNT     MATURITY
----------------------------------------------------------------------------------
Euro........................................................  103,291   02/06/2002
Euro........................................................  103,291   02/09/2002
Euro........................................................   51,646   13/10/2002
Euro........................................................   12,942   28/02/2007
Euro........................................................    2,381   15/12/2009
Euro........................................................   10,117   16/06/2010
                                                              -------
TOTAL.......................................................  283,668
----------------------------------------------------------------------------------

- commitments on forward sales and options for Euro144,536 thousand to cover future flows in US$ and GBP;

- commitments on "metal" swap contracts for Euro1,861 thousand to cover future acquisitions of zinc;

- commitments on option contracts for Euro324 thousand to cover the installment of NKK Corporation debt in Yen, expiring in July 2002;

- commitments on call and put option contracts on the brent drawn up by Dalmine Energie for Euro55,146 thousand and Euro25,871 thousand, respectively.

We draw attention that there is an irrevocable commitment to take part in the auction for the purchase of a building from the company Gade Srl for a minimum amount of Euro8,263 thousand. The notice of the auction, according to the contract, is not to take place before January 1, 2003. This commitment arises from the rent contract, signed during the year with Gade Srl and relating to the building site in Sabbio Bergamasco where the warehouse activities of the former company Tad Commerciale were transferred. Finally, in August 2001 Dalmine Energie S.p.A. signed an agreement for the purchase of natural gas from Norway. The agreement began on October 1st, 2001 and will expire 10 years later on October 1st, 2011. Total volume of natural gas still to be purchased as at December 31, 2001 is estimated to be 5,800 million cubic meters equal to approximately euro 900 million based on natural gas prices at the end of 2001.

13. SHAREHOLDERS' EQUITY--GROUP AND MINORITY INTEREST

Shareholders' equity totals Euro217,157 thousand. The changes during the year are as follows:

------------------------------------------------------------------------------------------
                                                                        MINORITY
THOUSANDS OF EURO                                               GROUP   INTEREST     TOTAL
------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1999...................  214,762      2,508   217,270
                                                              ----------------------------
-Net profits for the year...................................    7,049         90     7,139
-Cumulative translation adjustments.........................    2,834       (980)    1,854
                                                              ----------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 2000...................  224,645      1,618   226,263
-Net profits for the year...................................   (3,197)        (1)   (3,198)
-Cumulative translation adjustments.........................   (4,875)    (1,033)   (5,908)
                                                              ----------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 2001...................  216,573        584   217,157
------------------------------------------------------------------------------------------

Share capital of the Dalmine SpA at December 31, 2001, is fully paid in (Euro185,068,800) and consists of 1,156,680,000 ordinary shares with a par value of Euro0.16 each.

Consolidated losses per share in 2001 equals Euro0.00 (income per share in 2000 was Euro0.01).

14. RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET RESULTS

The following reconciles the shareholders' equity accounts as reported in the statutory financial statements to the accompanying financial statements for 2001:

---------------------------------------------------------------------------------------------------------
                                       SHAREHOLDERS'              CUMULATIVE   NET PROFIT   SHAREHOLDERS'
                                              EQUITY     OTHER   TRANSLATION      FOR THE          EQUITY
THOUSANDS OF EURO                           31.12.00   CHANGES   ADJUSTMENTS    YEAR 2001        31.12.01
---------------------------------------------------------------------------------------------------------
DALMINE SPA..........................        169,867                             (24,582)         145,285
                                       ------------------------------------------------------------------
Difference between share of net
equity of consolidated companies and
underlying carrying value of same in
financial statements of Dalmine
SpA..................................          5,942      (147)       (4,942)        838            1,690
                                       ------------------------------------------------------------------
Adjustment of carrying values of
investments accounted for using the
equity method........................           (214)                    214       1,110            1,110
Reversal of accelerated
depreciation.........................         78,420                              28,222          106,642
                                       ------------------------------------------------------------------
Effect of accounting for financial
lease contracts according to IAS No
17...................................          5,796                               1,902            7,698
                                       ------------------------------------------------------------------
Elimination of intragroup gains......         (3,417)                              1,858           (1,559)
                                       ------------------------------------------------------------------
Tax effect consolidation
adjustments*.........................        (31,749)                            (12,545)         (44,293)
                                       ------------------------------------------------------------------
DALMINE GROUP........................        224,645      (147)       (4,728)     (3,197)         216,573
                                       ------------------------------------------------------------------
MINORITY INTEREST....................          1,618    (1,033)            -          (1)             584
---------------------------------------------------------------------------------------------------------

* Calculated using the estimated tax rate in future years.

The following reconciles the shareholders' equity accounts as reported in the statutory financial statements to the accompanying financial statements for 2000:

-------------------------------------------------------------------------------------------------------------
                                SHAREHOLDERS'                 CUMULATIVE    NET PROFIT      SHAREHOLDERS'
                                    EQUITY           OTHER    TRANSLATION    FOR THE            EQUITY
     THOUSANDS OF EURO             31.12.99         CHANGES   ADJUSTMENTS   YEAR 2000          31.12.00
-------------------------------------------------------------------------------------------------------------
DALMINE SPA................               167,937       761            --        1,169                169,867
                             --------------------------------------------------------------------------------
Difference between share of
net equity of consolidated
companies and underlying
carrying value of same in
financial statements of
Dalmine SpA................                 2,190      (255)        1,921        2,086                  5,942
                             --------------------------------------------------------------------------------
Adjustment of carrying
values of investments
accounted for using the
equity method..............                  (366)        -           152            -                   (214)
Reversal of accelerated
depreciation...............                79,520       255             -       (1,355)                78,420
                             --------------------------------------------------------------------------------
Effect of accounting for
financial lease contracts
according to IAS No 17.....                 5,325         -             -          471                  5,796
                             --------------------------------------------------------------------------------
Elimination of intragroup
gains......................                (7,405)        -             -        3,988                 (3,417)
                             --------------------------------------------------------------------------------
Tax effect consolidation
adjustments*...............               (32,439)        -             -          690                (31,749)
                             --------------------------------------------------------------------------------
DALMINE GROUP..............               214,762       761         2,073        7,049                224,645
                             --------------------------------------------------------------------------------
MINORITY INTEREST..........                 2,508    (1,011)           31           90                  1,618
-------------------------------------------------------------------------------------------------------------

* Calculated using the estimated tax rate in future years.

The following reconciles the shareholders' equity accounts as reported in the statutory financial statements to the accompanying financial statements for 1999:

----------------------------------------------------------------------------------------------------------
                                    SHAREHOLDERS'                                            SHAREHOLDERS'
                                       EQUITY                 CUMULATIVE      NET PROFIT        EQUITY
                                    31 DECEMBER,     OTHER    TRANSLATION   (LOSS) FOR THE   31 DECEMBER,
THOUSANDS OF EURO                       1998        CHANGES   ADJUSTMENTS     YEAR 1999          1999
----------------------------------------------------------------------------------------------------------
DALMINE SPA.......................        176,429                                   (8,492)        167,937
                                    ----------------------------------------------------------------------
Difference between share of net
equity of consolidated companies
and underlying carrying value of
same in financial statements of
Dalmine SpA.......................          1,691                   3,466           (2,381)*         2,776
                                    ----------------------------------------------------------------------
Adjustment of carrying values of
investments accounted for using
the equity method.................           (656)                    290                             (366)
                                    ----------------------------------------------------------------------
Recovery of fiscal depreciation in
excess of the estimated useful
lives of assets, net of amount
which reversed....................         72,472                                   (1,599)         70,873
                                    ----------------------------------------------------------------------
Recovery of accelerated
depreciation......................          8,578                                                    8,578
                                    ----------------------------------------------------------------------
Effect of accounting for financial
lease contracts according to IAS
No 17.............................          3,436                                    1,889           5,325
                                    ----------------------------------------------------------------------
Deferred taxes....................        (15,965)                                 (16,474)**       (32,439)
                                    ----------------------------------------------------------------------
Capital grants....................                                                    (517)           (517)
                                    ----------------------------------------------------------------------
Elimination of intragroup gains...         (9,275)                                   1,870          (7,405)
                                    ----------------------------------------------------------------------
DALMINE GROUP.....................        236,710         0         3,756          (25,704)        214,762
                                    ----------------------------------------------------------------------
MINORITY INTEREST.................          1,960       421           197              (70)          2,508
----------------------------------------------------------------------------------------------------------

* Includes Euro 5,080 thousand of deferred tax assets of some Italian and foreign subsidiaries

** Composed of: -Euro14,381 thousand of deferred tax assets of Dalmine SpA relating to prior years which reversed
                -Euro1,478 thousand of reclassifications between current and deferred taxes 1998
                -Euro615 thousand of deferred tax liabilities relating to sundry consolidation adjustments

15. SEGMENT INFORMATION

REVENUES BY GEOGRAPHIC AREA

Revenues from sales and services mainly include invoicing by Group companies for sales of goods to third parties, technical services rendered and product transformation services.

The breakdown of revenues by geographic area is as follows:

--------------------------------------------------------------------------------------------------
THOUSANDS OF EURO                         2001     PERCENT    2000     PERCENT    1999     PERCENT
--------------------------------------------------------------------------------------------------
SALES REVENUES
-Europe (excluding Italy)..............  231,231      24.5   175,578      21.1   215,491      31.1
-America...............................   78,125       8.3   144,765      17.3    86,908      12.5
-Asia..................................  141,233      14.9    86,268      10.3    37,670       5.4
-Africa................................   76,480       8.1    36,321       4.3    21,451       3.1
-Other countries.......................      706       0.1    19,327       2.4       237         -
                                         ---------------------------------------------------------
TOTAL FOREIGN COUNTRIES................  527,775      55.9   462,259      55.4   361,757      52.1
                                         ---------------------------------------------------------
-Italy.................................  416,975      44.1   371,842      44.6   331,970      47.9
                                         ---------------------------------------------------------
TOTAL ITALY AND FOREIGN COUNTRIES......  944,750     100.0   834,101     100.0   693,727     100.0
--------------------------------------------------------------------------------------------------

Revenues from related Tenaris (including Siderca) and Techint Group companies were Euro123,360 thousand, Euro108,334 thousand and 39,924 thousand in 2001, 2000 and 1999, respectively.

Revenues from affiliated companies include the following:

-----------------------------------------------------------------------------------
THOUSANDS OF EURO                                             2001    2000    1999
-----------------------------------------------------------------------------------
DMV Group...................................................      -   3,111   3,201
Tenaris Connections Ltd. ...................................    824       -       -
Petrol Raccord SpA..........................................  3,438   2,701   1,708
Exiros S.r.l. ..............................................    129       -       -
                                                              ---------------------
DST-Liechtenstein...........................................      -   1,022       -
                                                              ---------------------
                                                              4,391   6,834   4,909
-----------------------------------------------------------------------------------

ENERGY SECTOR RESULTS (DALMINE ENERGIE)

Dalmine Energie Srl began operations in 2000 to supply electrical power to Dalmine SpA, other companies belonging to the Consorzio Orobie Energia, and companies and consortiums in various parts of Italy resulting in a total of about 350 (including supply of methane gas) customers and 3 TWh (Billions of Kilowatt per hour) traded.

Dalmine Energie S.p.A.'s business is continually expanding in terms of the number of customers and displays sharply innovative features in terms of type of contract, structure of supply and services offered.

The company has also developed telephony services during the year, which became operative at the end of 2000. In addition, during 2001, Dalmine Energie S.p.A. began supplying methane with the goal of operating increasingly as a multi-service company.

The key economic, equity and financial highlights of Dalmine Energie S.p.A. are reported in the following table, in thousands of Euro:

--------------------------------------------------------------------------------
                                                                      YEAR ENDED
                                                                     31 DECEMBER
                                                              ------------------
THOUSANDS OF EURO                                               2001      2000
--------------------------------------------------------------------------------
NET SALES...................................................   164,618    68,595
Cost of products sold.......................................  (156,487)  (56,391)
                                                              ------------------
GROSS OPERATING MARGIN......................................     8,131    12,204
--------------------------------------------------------------------------------

In 2001, the revenues of the company were entirely concentrated in Italy and include Euro123,995 thousand realised with third parties and Euro40,623 thousand with Dalmine SpA (24.7% of the total).

DALMINE ENERGIE

BALANCE SHEETS AT 31 DECEMBER 2001

-----------------------------------------------------------------------------
                                                                   YEAR ENDED
                                                                  31 DECEMBER
                                                              ---------------
THOUSANDS OF EURO                                              2001     2000
-----------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................   9,739    9,489
Accounts receivable, net....................................  32,738   13,326
Prepaid and other current assets, net.......................   3,067    3,756
                                                              ---------------
TOTAL CURRENT ASSETS........................................  45,544   26,571
                                                              ---------------
Property, plant and equipment, net..........................     782      347
Intangible assets, net......................................   3,933    2,518
Investments and long-term receivables.......................      22       13
                                                              ---------------
TOTAL ASSETS................................................  50,281   29,449
                                                              ---------------
LIABILITIES
CURRENT LIABILITIES:
Accounts payable............................................  41,333   20,218
Accrued liabilities.........................................   2,084    2,454
                                                              ---------------
TOTAL CURRENT LIABILITIES...................................  43,417   22,672
                                                              ---------------
Employees' leaving indemnity................................     286       11
                                                              ---------------
TOTAL LIABILITIES...........................................  43,703   22,683
                                                              ---------------
INVESTED CAPITAL............................................   6,578    6,766
-----------------------------------------------------------------------------

I-DALMINE

In June 2000, the company i-Dalmine SpA was incorporated with share capital of Euro100,000, of which 85% is held by Tad Holding BV (Holland) and 15% is held by Techint Engineering Company SA (Uruguay).

This new Group company, which became operational during the second half of 2000, operates in the Internet sector in the design, execution, development and management of networks and information and telematic systems.

The company's financial statements at December 31, 2001, which are not material to the Group as the company had only been operational for a limited period of time, reflect revenues of Euro2,300 thousand (principally realised with the ultimate parent company Dalmine S.p.A.), an operating loss of Euro443 thousand and net invested capital of Euro494 thousand.

The shareholders' equity at the same date was equal to Euro(291) thousand, and the financial position showed net debt of Euro785 thousand.

LITIGATION

TAXES

For the tax years from 1996 and the years thereafter, the Company was subjected to an audit conducted by the regional tax police of Milan. Their report, issued in July 1999, disallowed certain costs and expenses while also alleging that goods-in-transit were not accounted for on the accrual basis. The Company believes that with regard to in-transit inventory items, the tax effect is negligible, and with regards to non-deductible costs any additional tax amounts that may be due would be compensated for with existing NOLs. The Company has been informed by the Department of Revenue that no further action regarding goods-in-transit will be pursued.

During 2001 the Company reached a settlement with the local Department of Revenue in Bergamo ("Agenzia delle Entrate") as far as the fiscal years 1994 to 1998 are concerned. The settlement consisted of the payment of a lump sum of approximately Euro1.1 million in taxes, interest and fines. This amount was paid by Fintecna S.p.A. in liquidation for approximately Euro0.5 million, on the basis of the risk assumed under the contract for the sale of the controlling interest of Dalmine S.p.A.

As for the litigation pending with the tax authorities for assessments received or still to be received from the VAT or direct tax offices of Milan and Bergamo based on the reports made by the Revenue Guard Corps in December 1995, a reserve has been set up that is considered sufficient to meet any potential tax expenses calculated net of the portion of the risk attributable to Fintecna SpA. Such reserve has also been calculated considering the largely favourable outcomes of the appeals presented by the Company and examined to date by the Tax Commissions.

ANTI-TRUST COMMISSION

On December 8, 1999, the Commission of the European Community imposed fines on the Company and several other manufactures of seamless pipes in Europe for alleged violations of the fair trade practices under the EEC treaty. The fine imposed on the Company was Euro10.8 million and related to pre-1996 activity. As such, the Company accrued its proportionate share of Euro1.7 million (net of 84.08% to be paid by Fintecna) in the reserve for liabilities and expenses at December 31, 1999. In March 2000, the Company filed an appeal against the ruling.

BHP PROCEEDINGS

In June 1998, British Steel and Dalmine were sued by a consortium led by BHP before the Commercial Court of the High Court of Justice Queen's Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva, supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to 300,000 British pounds, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP's product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court's judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP will be determined in a separate proceeding. Dalmine's petition to the trial court for leave to appeal its judgment was denied, and Dalmine now intends to petition the court of appeals for leave to appeal the trial court's judgment.

BHP has indicated in court proceedings that it will seek damages of approximately 35 million British pounds to cover the cost of replacing the pipeline. In addition, although neither party has yet presented evidence with respect to these damages, BHP has indicated that it will also seek damages of approximately 39 million British pounds to cover investigation and related costs and approximately 140 million British pounds to cover the cost of deferred revenues assessed by reference to the prevailing oil price at the day of judgment. Subsequent to the court's recent judgment in favor of BHP on the issue of liability, BHP has petitioned the court for an interim judgment of damages in the amount of approximately 37 million British pounds to cover the cost of replacing the pipeline, and the court is expected to rule on this petition in the next several weeks.

Dalmine has created a provision in the amount of E45 million in its results for 2001 to account for potential losses as a result of BHP's lawsuit, which had a substantial adverse effect on its earnings for the year. The amount of this reserve relates mostly to BHP's claim for direct damages of approximately 35 million British pounds incurred to replace the damaged pipeline. As the proceedings for the determination of damages have not yet been substantially completed, Dalmine is not currently in a position to make an estimate of the possible loss or range of loss, if any, in excess of the amount currently accrued in its financial statements as of June 30, 2002.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands BV (the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized) believes that, under the

Dalmine privatization contract, Techint Investments should be entitled to recover from Fintecna on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Techint Investments has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of E13 million. Techint Investments disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP's lawsuit against Dalmine. Dalmine intends to petition the arbitration panel to resume the proceedings in the near future in light of the trial court's recent judgment of liability in favor of BHP.

ARCORE FACTORY (MILAN)

The meteorological event that occurred on July 7, 2001 in the area around Brianza (Lombardy), caused severe damage to the structure of Dalmine S.p.A.'s factory and service centre in Arcore (Milan).

Full-scale production operations resumed around the end of October 2001, while deliveries of the service centre had already begun again in the second half of July.

A table summarising the estimated costs and investments made following the damages caused by the event as well as the related income from insurance claims which will be recorded in the annual financial statements under extraordinary items are as follows:

---------------------------------------------------------------------------------------------------
                                                                                         ESTIMATED
                                                      INCOME                   TOTAL    INCOME FROM
AMOUNTS IN THOUSANDS OF EURO                         STATEMENT   INVESTMENTS   DAMAGE   INSURANCE**
---------------------------------------------------------------------------------------------------
-Estimated total costs*............................       12.6                   12.6
-Estimated costs to rebuild Buildings destroyed....                      6.6      6.6
-Write-down of buildings destroyed.................        3.2
-Buildings destroyed and not rebuilt...............                               1.7
                                                     ----------------------------------------------
Total..............................................       15.8           6.6     20.9          15.0
---------------------------------------------------------------------------------------------------

* Estimated total costs refer to the cost incurred during the year to reconstruct the damaged buildings and the costs related to the damage to the various pieces of equipment, spare parts and finished pipes. The total amount of Euro 12.6 million also includes the estimated costs of Euro 5 million that will be incurred during 2002.

** On the basis of existing insurance policies and the valuations made by consultants assigned to review the claims for damages for the insurance companies, it is deemed that the amount of claims to be reimbursed for the damage will amount to between Euro 15 million and Euro 20 million.

As of December 31, 2001, Dalmine recognized Euro 15.8 million of costs related to the event and Euro 15.0 million of other income related to the estimated reimbursement to be made by insurance companies based on the lower end of insurance estimate.

In the meantime, the Company has petitioned the Lombardy Region, as have other companies from the area that were affected by the event, to obtain grants and loans to cover the expenses incurred as a result of the temporary interruption of operations.

16. RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The Group's consolidated financial statements are prepared in accordance with Italian GAAP, which differ in certain material respects from accounting principles generally accepted in the United States ("US GAAP").

The significant accounting differences between Italian GAAP and US GAAP are itemized net of minority interest in the reconciliations in the following pages to show their effect on net income and shareholders' equity had the financial statements been prepared under US GAAP instead of Italian GAAP. In addition, certain significant disclosure differences between US and Italian GAAP are included following the reconciliations.

RECONCILIATION OF CONSOLIDATED NET INCOME (LOSS)

---------------------------------------------------------------------------------------
                                                               YEAR ENDED 31 DECEMBER,
                                                              -------------------------
THOUSANDS OF EURO                                              2001     2000     1999
---------------------------------------------------------------------------------------
Net income (loss) under Italian GAAP........................  (3,198)   7,139   (25,774)
(a) Expense treatment for start-up costs, R&D and
   advertising costs........................................    (140)     712    (1,306)
(b) Capitalization of assets written-off....................    (427)    (205)   (1,884)
(c) Provision for restructuring costs.......................  (5,053)  (3,112)    8,165
(d) Capitalized interest....................................     174      187       414
(e) Contingencies...........................................       -      114    (5,060)
(f) Revenue recognition.....................................   2,756   (4,376)     (793)
(g) Deferred income taxes...................................       -      (80)   (1,270)
(h) Transactions among companies under common control.......   4,011    2,767     3,825
(i) Inventory capitalization................................  (1,034)   2,625       102
(j) Transaction gains and losses on foreign currency........   1,184        -    (4,618)
(k) Derivative instruments and hedging activities...........  (5,408)       -         -
Tax effect of reconciling items.............................   1,198      170       561
                                                              -------------------------
Net income (loss) under US GAAP.............................  (5,937)   5,941   (27,637)
---------------------------------------------------------------------------------------

RECONCILIATION OF SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------
                                                                 YEAR ENDED
                                                                31 DECEMBER,
                                                              -----------------
THOUSANDS OF EURO                                              2001      2000
-------------------------------------------------------------------------------
Shareholders' equity under Italian GAAP.....................  217,157   226,263
(a) Expense treatment for start-up costs, R&D and
   advertising costs........................................     (808)     (668)
(b) Capitalization of assets written-off....................      929     1,356
(c) Provision for restructuring costs.......................        -     5,053
(d) Capitalized interest....................................    1,728     1,554
(f) Revenue recognition.....................................   (4,238)   (6,994)
(h) Transactions among companies under common control.......  (32,248)  (36,259)
(i) Inventory capitalization................................    2,947     3,981
(j) Transaction gains and losses on foreign currency........    1,184         -
(k) Derivative instruments and hedging activities FAS 133...   (5,408)        -
Tax effect of reconciling items.............................   14,349    13,152
                                                              -----------------
Shareholders' equity under US GAAP..........................  195,592   207,437
-------------------------------------------------------------------------------

Consolidated losses per share in 2001 equals Euro 0.01 (income per share in 2000 was Euro 0.01).

RECONCILIATION OF COMPREHENSIVE NET INCOME

For US GAAP purposes, the Company was required in 1998 to adopt Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" (SFAS 130), which establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and translation adjustments to foreign subsidiaries. The adoption of SFAS 130 had no impact on total shareholders' equity. The following table summarizes the components of comprehensive income for the years ended 31 December 2001, 2000 and 1999.

--------------------------------------------------------------------------------------------
                                                                 YEAR ENDED 31 DECEMBER,
                                                              ------------------------------
THOUSANDS OF EURO                                               2001       2000       1999
--------------------------------------------------------------------------------------------
Net income (loss) under US GAAP.............................    (5,937)     5,941    (27,637)
Cumulative translation adjustment related to foreign
   subsidiaries.............................................    (4,728)     2,105      4,374
                                                              ------------------------------
Comprehensive net income (loss) under US GAAP...............   (10,665)     8,046    (23,263)
Cumulative comprehensive income at the beginning of the year
under US GAAP...............................................    19,683     11,637     34,900
                                                              ------------------------------
Cumulative comprehensive income at the end of the year under
US GAAP.....................................................     9,018     19,683     11,637
--------------------------------------------------------------------------------------------

(A) EXPENSE TREATMENT FOR START-UP COSTS, R&D AND ADVERTISING COSTS

Under Italian GAAP, it is permissible to capitalise certain costs incurred in a company's formation and start-up phases. These costs, which are amortised systematically over 5 years, may include the cost of advertising campaigns to establish the corporate or brand image and certain general and administrative costs relative to the initial planning and organisation of the business. Additionally, research and development costs that are expected to have a future benefit can be capitalised and amortised over the expected useful life.

Under US GAAP, such costs are charged to income in the year in which they are incurred.

(B) CAPITALISATION OF ASSETS WRITTEN-OFF

Over the course of several years, the Company embarked on a capital expenditure program in order to upgrade its existing property, plant and equipment. Under Italian GAAP, the assets targeted for the upgrade are partially written off (i.e. the estimated remaining net book value at the time of the replacement) at the time the program is approved and before they are actually taken out of service and replaced by the new asset.

Under US GAAP, an asset targeted for replacement would have its estimated useful life shortened to coincide with the capital expenditure program. This adjustment re-capitalises and depreciates the assets written-off over their shortened estimated useful life.

(C) PROVISION FOR RESTRUCTURING COSTS

During the course of 1999, the Company entered into an agreement with the Rappresentanza Sindacale Unitaria ("RSU"), the union representing its Italian workforce whereby a certain number of employees would be terminated. In general, there is flexibility in the plan in that the Company is able to make substantial revisions, including considerable reductions in the number of employees ultimately terminated, their class and geographic location. Under Italian GAAP, the Company reserved an amount of restructuring costs to cover all employees originally identified to be terminated.

Under US GAAP, accrual of restructuring costs is required when certain conditions are met. A restructuring plan must be i) approved by an appropriate level of management; ii) the benefit arrangement must be sufficiently communicated to employees so that they can determine their benefits; iii) the plan must specifically identify the number of employees, their classification and location; and iv) it is unlikely that significant changes to the plan will occur. In general, the plan must be finalized within one year. The adjustments serve to reverse the original accrual and treat the costs as expenses in the periods incurred.

(D) CAPITALISED INTEREST

Under Italian GAAP, capitalisation is permitted when incurred on borrowings specifically identifiable with the fixed asset construction project.

Under US GAAP, interest is capitalised based upon total interest expense incurred in relation to additions to construction in progress. The adjustment for capitalised interest is presented net of the corresponding depreciation on a straight-line basis.

(E) CONTINGENCIES

Under Italian GAAP, provisions for liabilities and expenses include costs or expenses that are reasonably certain to be incurred but are uncertain as to the amount or the date on which they will arise.

Under US GAAP, contingencies can be accrued only if they are both probable and reasonably estimable. The adjustment for contingencies is shown net of reserve reversals and when the reserve would have been required under US GAAP.

(F) REVENUE RECOGNITION

Under Italian GAAP, sales revenues are recognised upon transfer of title, which usually takes place upon shipment of goods. Additionally, the Company has certain commercial arrangements whereby shipments to a customer's warehouse, which are then maintained on a consignment basis, are recognised as revenue upon shipment. In the above-mentioned cases, the Group maintains title and risk of loss until the goods are sold from a customer's warehouse to their final customer.

Under US GAAP, revenue is recognised when four characteristics of a sale are present. In general, (i) persuasive evidence of an arrangement must exist, (ii) delivery must occur or services must have been rendered, (iii) the seller's price must be fixed or determinable, and (iv) collectibility must be reasonably assured. The four criteria define at what point the earnings process is complete and, therefore, revenue can be recognised. For the Group, risk of loss generally passes upon delivery, as a result, under US GAAP recognition of revenue would be deferred until delivery occurred. In the case of consignment type arrangements, revenue has been recognised upon sale of the goods to the final customer. This adjustment is presented net of the applicable current and prior period effects of recognising the revenue under these arrangements.

(G) DEFERRED INCOME TAXES

Prior to 1999, Italian GAAP required accounting for the differences between the reported carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. However, deferred tax liabilities were recognized only when there was a reasonable expectation of their reversal in the foreseeable future. Benefits from tax loss carry-forwards were recognized only at the time of the realization of such benefits. Deferred tax balances were adjusted when changes in tax rates were enacted. Recognition criteria for net deferred tax assets required near certainty of recoverability.

In March 1999, a new accounting standard on taxation was introduced in Italy. This standard requires a comprehensive recognition of deferred taxes on all temporary differences and on tax losses carried forward. Deferred tax assets can only be recognised if it is highly probable that future income will be sufficient to allow the benefit of the loss-carryforward to be realised. Alternatively, the benefit is recognised at the time that the tax loss carryforward is utilised. In 1999, the Company adopted the new Italian accounting standard on taxation. This resulted in the recognition of an extraordinary item in the 1999 consolidated statement of loss, a one-time adjustment effective with the 1 January 1999 accounting policy change.

Under US GAAP, the benefit of a tax loss carryforward is recognised as a deferred tax asset if it is considered more likely than not that the benefit will be realised. The deferred tax asset is computed on the gross temporary differences and is adjusted by an appropriate valuation allowance to the extent that realisation is not considered more likely than not. Additionally, US GAAP requires the disclosure of the components of deferred tax assets and liabilities, and for public companies, a reconciliation of the effective tax rate.

This adjustment serves to reverse the effect of the one-time adjustment made under Italian GAAP for the accounting policy change in 1999.

(H) TRANSACTIONS AMONG COMPANIES UNDER COMMON CONTROL

In 1992, Dalmine SpA effected an internal transaction whereby its wholly-owned operating subsidiary was split into two separate companies. Both companies remained wholly-owned after the spin-off. Under Italian GAAP, this transaction resulted in a step-up of the assets to their appraised value under a reorganization plan.

Under US GAAP, acquisitions and disposals among companies under common control result in a carryover basis (i.e. pre-transaction historical cost) being used for the new entities. The effect of this adjustment is to remove the remaining step-up value from i) property, plant and equipment, ii) net income due to the incrementally higher Italian GAAP depreciation and iii) the net amount remaining in shareholders' equity from the original transaction.

(I) INVENTORY CAPITALISATION

Under Italian GAAP, all direct and certain indirect costs which can reasonably be attributed to the product are capitalised into inventory.

Under US GAAP, all costs associated with the production process are capitalised into inventory. This adjustment serves to capitalise these costs into ending inventory, net of any change in year-end inventory.

(J) TRANSACTION GAINS AND LOSSES ON FOREIGN CURRENCY

Under Italian GAAP, all short-term and long-term receivables and payables originally expressed in foreign currencies are translated into Euro at current rates on the date of the transaction. Exchange rate differences arising upon settlement of all short-term and long-term receivables and payables are shown in the income statement. If the translation of receivables and payables at year-end exchange rates gives rise to a net loss, it is charged to the income statement with a related entry to a specific provision account under liabilities. Until 1999, net gains related to the translation of all short-term and long-term receivables and payables were deferred. During 1999, the accounting principle was changed and stated that gains on short-term receivables and payables must be recognized but gains on such long-term items must still be deferred.

Under US GAAP, a change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of a transaction. That increase or decrease in expected functional currency cash flows is a foreign transaction gain or loss that should be included in determining net income for the period in which the exchange rate changes, whether it is related to a short-term or long-term asset or liability. Therefore, gains as well as losses shall be included in net income for a given period.

(K)/(L) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Under Italian GAAP, if a derivative instrument (interest rate and commodity swaps, call and put options, etc.) is being used as a hedging instrument, the derivative is not recognized at fair value in the balance sheet as an asset or liability. Forward contracts used as hedging instruments related to foreign currency accounts receivable and payable are recognized at the corresponding spot rate at year-end. Forward contracts used as hedging instruments related to forecasted transactions (foreign currency sales and purchases) are recognized in full through the income statement upon their settlement. Derivative instruments deemed non-hedging in nature are recognized through the income statement using the "fair value" of the instrument at year-end. Also, premiums and discounts of all derivative contracts are initially recognized in full in the balance sheet and amortized through the income statement over the life of the contract.

Under US GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on hedged item in the income statement, and requires that a Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. This adjustment serves to recognize all of the Company's derivative instruments at fair market value, with gains and losses recognized in current earnings as the documentation, designation and assessment of hedge effectiveness required by SFAS 133 was not deemed to be present.

DIFFERENCES RELATED TO DISCLOSURE REQUIREMENTS

(M) EXTRAORDINARY ITEMS

Under Italian GAAP, extraordinary items include items both of a recurring and non-recurring nature. Recurring items reported as extraordinary items under Italian GAAP include gains and losses on disposal of fixed assets, restructuring provisions and other matters. They also include the effects of changes in accounting policies.

The definition of extraordinary items under US GAAP is more restrictive and only items that are both unusual in nature and infrequent in occurrence are classified as extraordinary, net of applicable income taxes. For US GAAP purposes, no items would have qualified for extraordinary item treatment in any of the periods presented.

(N) SEGMENT REPORTING

The Company currently operates in one distinct business line. For listed companies, Italian GAAP requires the use of IAS 14.

Under US GAAP, business activities (i) that earn separate revenues and incur expenses, (ii) that are regularly reviewed by the chief operating decision maker for allocation of resources and (iii) for which discrete financial information is available are required to be disclosed separately. Information to be disclosed includes segment profit or loss, segment assets, and the basis of presentation. Total segment revenue must also be reconciled to total company revenue reported in the companies, consolidated financial statements.

(O) BASIC EARNINGS (LOSS) PER SHARE

Under Italian GAAP, earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the period.

Under US GAAP, earnings per common and diluted share are required to be presented for all publicly traded companies. In accordance with SFAS 128, "Earnings per Share," basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. As the Group has a simple capital structure, no diluted earnings per share are necessary.

(P) COMPREHENSIVE INCOME

Italian GAAP does not require presentation of comprehensive income.

Under US GAAP, comprehensive income, which includes charges or credits to equity that are not the result of transactions with owners, must be disclosed.

(Q) DISCLOSURES ABOUT FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Italian GAAP requires the disclosure of the notional amounts of the financial instruments.

US GAAP requires that concentrations of credit risk associated with financial instruments be disclosed. Generally information about the activity, region or other characteristics of the Company, including concentrations of sales, assets and liabilities with in an industry are to be disclosed.

(R) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Italian GAAP does not require the disclosure of the fair value of financial instruments.

US GAAP requires the disclosure of the fair value of all financial instruments such as long-term receivables, long-term debt and others.

(S) NEW ACCOUNTING PRONOUNCEMENTS

Business Combinations

In June 2001, the Financial Accounting Standards Board "FASB" issued SFAS No. 141, "Business Combinations" ("SFAS 141") which supersedes APB Opinion No. 16, "Business Combinations", and amends or supersedes a number of related interpretations of APB 16. SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method and changes the criteria to recognize intangible assets apart from goodwill. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. Management has assessed the impact of the adoption of SFAS 141 on its consolidated financial statements and believes the impact will not be material.

Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In particular, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management has assessed the impact of the adoption of SFAS 142 on its consolidated financial statements and believes the impact will not be material.

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS 143 is required to be adopted for the fiscal year beginning January 1, 2003. The Company has not yet assessed the impact of the adoption of this new standard.

Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned to be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discounted operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS 144 is effective

January 1, 2002. Management has assessed the impact of the adoption of SFAS 144 on its consolidated financial statements and believes the impact will not be material.

(T) REVALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

Adjustment of financial statements for inflation is generally not permitted under Italian GAAP. In the past decades, from time to time, specific laws have been enacted allowing recognition of the effects of inflation on Property, plant and equipment's values and restatement of financial statements according to certain coefficients set forth by the law. In the last years, Dalmine recorded adjustment of Property, plant and equipment's values for inflation in 1983 and in 1991, pursuant to laws 72/1983 and 413/91.

U.S. GAAP does not permit the revaluation of Property, plant and equipment, and therefore such revaluations made in accordance with Italian law have been reversed for U.S. GAAP purposes as well as the related depreciation and differences in gain or losses recognized on dispositions. However, the residual amounts of such Property, plant and equipment revaluations under Italian GAAP, the related depreciation and any differences in gains or losses on Property, plant and equipment disposals were not material and, consequently, were not shown in the U.S. GAAP reconciliation.

           The U.S. exchange agent                      The Argentine exchange agent
          for the exchange offer is:                     for the exchange offer is:

             JPMORGAN CHASE BANK                          BBVA BANCO FRANCES S.A.
    c/o Equiserve Corporate Reorganization                Reconquista 199, Piso 10
                P.O. Box 43006                             C1003ABE Buenos Aires
          Providence, RI 02940-3006                              Argentina
                    U.S.A.                                 Tel.: (54-11)4346-4600
             Tel.: (781)575-4816

          The Mexican exchange agent                     The Italian exchange agent
          for the exchange offer is:                     for the exchange offer is:



 ACCIONES Y VALORES DE MEXICO, S.A. DE C.V.,          CENTROBANCA -- BANCA DI CREDITO
   CASA DE BOLSA, GRUPO FINANCIERO BANAMEX             FINANZIARIO E MOBILIARE S.P.A.
       Paseo de la Reforma N(LOGO) 398                        Corso Europa, 16
        Col. Juarez, Deleg. Cuauhtemoc                          20122 Milano
          06600 Mexico D.F., Mexico                                Italy
            Tel.: (52-55)5326-4848                         Tel.: (39-02)7781-4619

                The information agent for the exchange offer is:

                             GEORGESON SHAREHOLDER
                         17 State Street -- 10th Floor
                               New York, NY 10004
                                     U.S.A.

                     Banks and brokers call: (212) 440-9800
                                All others call:
                       (866) 423-4875 (regarding Siderca)
                        (866) 423-4876 (regarding Tamsa)
                     (39-06) 4217-1770 (regarding Dalmine)

                 The dealer manager for the exchange offer is:

                                    JPMORGAN

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